Form 10-K405, Exhibit 13
period 1997-12-31
CATERPILLAR INC
filed 1998-03-27
CIK 18230

                                                                      Exhibit 13

                                   APPENDIX






                               CATERPILLAR INC.


                       GENERAL AND FINANCIAL INFORMATION


                                     1997

                               TABLE OF CONTENTS

                                                                             Page
Report of Management.......................................................   A-3

Report of Independent Accountants..........................................   A-3

Consolidated Financial Statements and Notes................................   A-4

Five-year Financial Summary................................................  A-19

Management's Discussion and Analysis (MD&A)

  Results of Operations

      - 1997 Compared with 1996............................................  A-20

      - 1996 Compared with 1995............................................  A-24

  Liquidity & Capital Resources............................................  A-24

  Employment...............................................................  A-25

  Other Matters............................................................  A-25

  1998 Economic and Industry Outlook.......................................  A-27

  1998 Company Outlook.....................................................  A-27

Supplemental Stockholder Information.......................................  A-29

Directors and Officers.....................................................  A-30

REPORT OF MANAGEMENT                                            Caterpillar Inc.

--------------------------------------------------------------------------------

The management of Caterpillar Inc. has prepared the accompanying consolidated financial statements for the years ended December 31, 1997, 1996, and 1995, and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

     Management maintains a system of internal accounting controls which has been designed to provide reasonable assurance that: transactions are executed in accordance with proper authorization, transactions are properly recorded and summarized to produce reliable financial records and reports, assets are safeguarded, and the accountability for assets is maintained.

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

     The financial statements have been audited by Price Waterhouse LLP, independent accountants, in accordance with generally accepted auditing standards. They have made similar annual audits since the initial incorporation of our company. Their role is to render an objective, independent opinion on management's financial statements. Their report appears below.

     Through its Audit Committee, the Board of Directors reviews our financial and accounting policies, practices, and reports. The Audit Committee consists exclusively of five directors who are not salaried employees and who are, in the opinion of the Board of Directors, free from any relationship that would interfere with the exercise of independent judgment as a committee member. The Audit Committee meets several times each year with representatives of management, including the internal auditing department, and the independent accountants to review the activities of each and satisfy itself that each is properly discharging its responsibilities. Both the independent accountants and the internal auditors have free access to the Audit Committee and meet with it periodically, with and without management representatives in attendance, to discuss, among other things, their opinions as to the adequacy of internal controls and to review the quality of financial reporting.

/s/ Donald V. Fites
Chairman of the Board

/s/ Douglas R. Oberhelman
Chief Financial Officer

January 21, 1998

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse [LOGO]

TO THE STOCKHOLDERS OF CATERPILLAR INC.:
In our opinion, the accompanying consolidated financial statements, in Statements 1 through 4, present fairly, in all material respects, the financial position of Caterpillar Inc. and subsidiaries at December 31, 1997, 1996, and 1995, and the consolidated results of their operations and their consolidated cash flow for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Peoria, Illinois
January 21, 1998

STATEMENT 1
Consolidated Results of Operations for the Years Ended December 31 (Millions of dollars except per share data)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                         Supplemental consolidating data
                                                                             ---------------------------------------------------
                                                       Consolidated          Machinery and Engines/(1)/      Financial Products
                                                   --------------------      --------------------------     --------------------
                                                   1997    1996    1995         1997    1996    1995        1997    1996    1995
                                                   ----    ----    ----         ----    ----    ----        ----    ----    ----
Sales and revenues:
   Sales of Machinery and Engines (Note 1B)..... $18,110 $15,814 $15,451      $18,110 $15,814 $15,451      $ --    $ --    $ --
   Revenues of Financial Products (Note 1B).....     815     708     621           --      --      --       839     732     644
                                                 ------- ------- -------      ------- ------- -------      ----    ----    ----
       Total sales and revenues.................  18,925  16,522  16,072       18,110  15,814  15,451       839     732     644

Operating costs:
   Cost of goods sold...........................  13,374  11,832  12,000       13,374  11,832  12,000        --      --      --
   Selling, general, and administrative expenses   2,232   1,993   1,723        1,932   1,715   1,483       324     302     263
   Research and development expenses............     528     410     375          528     410     375        --      --      --
   Interest expense of Financial Products.......     361     295     290           --      --      --       373     316     293
                                                 ------- ------- -------      ------- ------- -------      ----    ----    ----
       Total operating costs....................  16,495  14,530  14,388       15,834  13,957  13,858       697     618     556
                                                 ------- ------- -------      ------- ------- -------      ----    ----    ----
Operating profit................................   2,430   1,992   1,684        2,276   1,857   1,593       142     114      88
   Interest expense excluding Financial Products     219     194     191          219     194     191        --      --      --
   Other income (expense) (Note 4)..............     202     143     122          153     127      92        61      37      33
                                                 ------- ------- -------      ------- ------- -------      ----    ----    ----
Consolidated profit before taxes................   2,413   1,941   1,615        2,210   1,790   1,494       203     151     121
   Provision for income taxes (Note 7)..........     796     613     501          724     558     456        72      55      45
                                                 ------- ------- -------      ------- ------- -------      ----    ----    ----
   Profit of consolidated companies.............   1,617   1,328   1,114        1,486   1,232   1,038       131      96      76

Equity in profit of unconsolidated affiliated
 companies (Note 9).............................      48      33      22           48      33      22        --      --      --
Equity in profit of Financial Products'
 subsidiaries...................................      --      --      --          131      96      76        --      --      --
                                                 ------- ------- -------      ------- ------- -------      ----    ----    ----
Profit.......................................... $ 1,665 $ 1,361 $ 1,136      $ 1,665 $ 1,361 $ 1,136      $131    $ 96    $ 76
                                                 ======= ======= =======      ======= ======= =======      ====    ====    ====
Profit per share of common stock (Note 14)...... $  4.44 $  3.54 $  2.86
                                                 ======= ======= =======
Profit per share of common stock - assuming
 dilution (Note 14)............................. $  4.37 $  3.50 $  2.84
                                                 ======= ======= =======
Dividends declared per share of common stock.... $   .95 $   .78 $   .65
                                                 ======= ======= =======

/(1)/ Represents Caterpillar Inc. and its subsidiaries except for Financial Products, which is accounted for on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis and to provide required supplemental disclosure of information about the Financial Products' subsidiaries. See Note 1A on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at the consolidated data.


STATEMENT 2
Changes in Consolidated Stockholders' Equity for the Years Ended December 31 (Dollars in millions)

--------------------------------------------------------------------------------------------------------------------------
                                                                                                     1997    1996    1995
                                                                                                    ------  ------  ------
Common stock (Note 13):
   Balance at beginning of year.................................................................... $   50  $  333  $  745
   Common shares issued, including treasury shares reissued:
       1997 -- 1,426,532; 1996 -- 1,487,992; 1995 -- 1,426,262.....................................     26      20      15
   Treasury shares purchased:
       1997 -- 14,118,412; 1996 -- 8,816,008; 1995 -- 14,280,200...................................   (706)   (303)   (427)
   Issuance of common stock to effect 2-for-1 stock split..........................................    188      --      --
                                                                                                    ------  ------  ------
   Balance at year-end.............................................................................   (442)     50     333
                                                                                                    ------  ------  ------
Profit employed in the business:
   Balance at beginning of year....................................................................  3,904   2,840   1,961
   Profit..........................................................................................  1,665   1,361   1,136
   Dividends declared..............................................................................   (355)   (297)   (257)
   Issuance of common stock to effect 2-for-1 stock split..........................................   (188)     --      --
                                                                                                    ------  ------  ------
   Balance at year-end.............................................................................  5,026   3,904   2,840
                                                                                                    ------  ------  ------
Foreign currency translation adjustment (Note 1E):
   Balance at beginning of year....................................................................    162     215     205
   Aggregate adjustment for year...................................................................    (67)    (53)     10
                                                                                                    ------  ------  ------
   Balance at year-end.............................................................................     95     162     215
                                                                                                    ------  ------  ------
Stockholders' equity at year-end................................................................... $4,679  $4,116  $3,388
                                                                                                    ======  ======  ======

         See accompanying Notes to Consolidated Financial Statements.

STATEMENT 3                                                     Caterpillar Inc.
Financial Position at December 31
(Dollars in millions)

--------------------------------------------------------------------------------------------------------------------------------
                                                                                        Supplemental consolidating data
                                                                             ---------------------------------------------------
                                                       Consolidated          Machinery and Engines/(1)/      Financial Products
                                                   --------------------      --------------------------     --------------------
                                                   1997    1996    1995         1997    1996    1995        1997    1996    1995
                                                   ----    ----    ----         ----    ----    ----        ----    ----    ----
Assets
   Current assets:
       Cash and short-term investments.......... $   292 $   487 $   638      $   241 $   445 $   580      $   51  $   42  $   58
       Receivables - trade and other............   3,331   2,956   2,531        3,346   2,960   2,910         285     175     132
       Receivables - finance (Note 6)...........   2,660   2,266   1,754            -       -       -       2,660   2,266   1,754
       Deferred income taxes and prepaid
        expenses (Note 7).......................     928     852     803          935     876     834           9      15      13
       Inventories (Notes 1C and 5).............   2,603   2,222   1,921        2,603   2,222   1,921           -       -       -
                                                 ------- ------- -------      ------- ------- -------      ------  ------  ------
   Total current assets.........................   9,814   8,783   7,647        7,125   6,503   6,245       3,005   2,498   1,957
   Property, plant, and equipment - net (Notes
    1D and 8)...................................   4,058   3,767   3,644        3,483   3,242   3,199         575     525     445
   Long-term receivables - trade and other......     134     128     126          134     128     126           -       -       -
   Long-term receivables - finance (Note 6).....   3,881   3,380   3,066            -       -       -       3,881   3,380   3,066
   Investments in unconsolidated affiliated
    companies (Note 9)..........................     751     701     476          751     701     476           -       -       -
   Investments in Financial Products'
    subsidiaries................................       -       -       -          882     759     658           -       -       -
   Deferred income taxes (Note 7)...............   1,040   1,093   1,127        1,075   1,132   1,171           5       3       -
   Intangible assets (Note 1D)..................     228     233     170          228     233     170           -       -       -
   Other assets (Note 17).......................     850     643     574          510     368     330         340     275     244
                                                 ------- ------- -------      ------- ------- -------      ------  ------  ------
Total assets.................................... $20,756 $18,728 $16,830      $14,188 $13,066 $12,375      $7,806  $6,681  $5,712
                                                 ======= ======= =======      ======= ======= =======      ======  ======  ======

Liabilities
    Current liabilities:
        Short-term borrowings (Note 11)......... $   484 $ 1,192 $ 1,174      $    53 $    36 $    14      $  431  $1,156  $1,160
        Accounts payable and accrued expenses...   3,358   2,858   2,579        3,020   2,556   2,358         654     520     776
        Accrued wages, salaries, and employee
         benefits...............................   1,128   1,010     875        1,120   1,005     873           8       5       2
        Dividends payable.......................      92      76      68           92      76      68           -       -       -
        Deferred and current income taxes
         payable (Note 7).......................     175     142      91           46      70      40         129      72      51
        Long-term debt due within one year (Note
         12)....................................   1,142   1,180   1,262           54     122     156       1,088   1,058   1,106
                                                 ------- ------- -------      ------- ------- -------      ------  ------  ------
    Total current liabilities...................   6,379   6,458   6,049        4,385   3,865   3,509       2,310   2,811   3,095

    Long-term debt due after one year (Note 12).   6,942   5,087   3,964        2,367   2,018   2,049       4,575   3,069   1,915
    Liability for postemployment benefits (Note
     3).........................................   2,698   3,019   3,393        2,698   3,019   3,393           -       -       -
    Deferred income taxes and other liabilities
     (Note 7)...................................      58      48      36           59      48      36          39      42      44
                                                 ------- ------- -------      ------- ------- -------      ------  ------  ------
Total liabilities...............................  16,077  14,612  13,442        9,509   8,950   8,987       6,924   5,922   5,054
                                                 ------- ------- -------      ------- ------- -------      ------  ------  ------

Contingencies (Notes 17 and 18)

Stockholders' equity (Statement 2)
    Common stock of $1.00 par value (Note 13):
       Authorized shares: 450,000,000
       Issued shares (1997, 1996, and 1995 -
           407,447,312) at paid-in amount.......   1,071     881     901        1,071     881     901         403     353     333
    Profit employed in the business.............   5,026   3,904   2,840        5,026   3,904   2,840         506     404     320
    Foreign currency translation adjustment
     (Note 1E)..................................      95     162     215           95     162     215         (27)      2       5
    Treasury stock (1997 - 39,436,972 shares;
       1996--26,745,092 shares; and 1995 -
       19,417,076 shares) at cost...............  (1,513)   (831)   (568)      (1,513)   (831)   (568)          -       -       -
                                                 ------- ------- -------      ------- ------- -------      ------  ------  ------
Total stockholders' equity......................   4,679   4,116   3,388        4,679   4,116   3,388         882     759     658
                                                 ------- ------- -------      ------- ------- -------      ------  ------  ------
Total liabilities and stockholders' equity...... $20,756 $18,728 $16,830      $14,188 $13,066 $12,375      $7,806  $6,681  $5,712
                                                 ======= ======= =======      ======= ======= =======      ======  ======  ======

/(1)/ Represents Caterpillar Inc. and its subsidiaries except for Financial
      Products, which is accounted for on the equity basis.

The supplemental consolidating data is presented for the purpose of additional analysis and to provide required supplemental disclosure of information about the Financial Products' subsidiaries. See Note 1A on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at the consolidated data.

         See accompanying Notes to Consolidated Financial Statements.


STATEMENT 4
Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)
-------------------------------------------------------------------------------------------------------------------------------

                                                                                                Supplemental consolidating data
                                                                                                -------------------------------

                                                                          Consolidated              Machinery and Engines/(1)/
                                                                 -------------------------------   ----------------------------
                                                                  1997        1996        1995      1997      1996       1995
                                                                 -------     -------    --------   -------   -------    -------
Cash flow from operating activities:
  Profit........................................................ $ 1,665     $ 1,361     $ 1,136   $ 1,665   $ 1,361    $ 1,136
  Adjustments for noncash items:
     Depreciation and amortization..............................     738         696         682       599       575        580
     Profit of Financial Products...............................       -           -           -      (131)      (96)       (75)
     Other......................................................      23         158         324       (16)      118        233
  Changes in assets and liabilities:
     Receivables - trade and other..............................    (396)       (319)        461      (341)     (298)       505
     Inventories................................................    (375)       (111)        (77)     (375)     (111)       (77)
     Accounts payable and accrued expenses......................     562         134         (43)      529        57        (28)
     Other - net................................................    (121)       (137)       (293)     (129)     (143)      (328)
                                                                 -------     -------     -------   -------   -------    -------
Net cash provided by operating activities.......................   2,096       1,782       2,190     1,801     1,463      1,946
                                                                 -------     -------     -------   -------   -------    -------
Cash flow from investing activities:
  Capital expenditures - excluding equipment leased to others...    (824)       (506)       (464)     (819)     (500)      (460)
  Expenditures for equipment leased to others...................    (282)       (265)       (215)       (5)       (8)        (9)
  Proceeds from disposals of property, plant, and equipment.....     138         135         119        15        21         35
  Additions to finance receivables..............................  (6,644)     (5,802)     (4,869)        -         -          -
  Collections of finance receivables............................   3,605       3,407       2,787         -         -          -
  Proceeds from sale of finance receivables.....................   1,833       1,425       1,262         -         -          -
  Net short-term loans to Financial Products....................       -           -           -       (94)      325       (475)
  Investments and acquisitions..................................     (59)       (612)        (21)      (59)     (612)       (21)
  Other - net...................................................    (308)       (166)       (348)     (290)     (153)      (338)
                                                                 -------     -------     -------   -------   -------    -------
Net cash used for investing activities..........................  (2,541)     (2,384)     (1,749)   (1,252)     (927)    (1,268)
                                                                 -------     -------     -------   -------   -------    -------
Cash flow from financing activities:
  Dividends paid................................................    (338)       (289)       (239)     (338)     (289)      (239)
  Common stock issued, including treasury shares reissued.......      11          10          11        11        10         11
  Treasury shares purchased.....................................    (706)       (303)       (427)     (706)     (303)      (427)
  Net short-term loans from Machinery and Engines...............       -           -           -         -         -          -
  Proceeds from long-term debt issued...........................   2,284       1,088       1,414       462        37        270
  Payments on long-term debt....................................  (1,237)     (1,335)       (997)     (177)     (166)       (91)
  Short-term borrowings - net...................................     258       1,262          30        17        18         (3)
                                                                 -------     -------     -------   -------   -------    -------
Net cash provided by (used for) financing activities............     272         433        (208)     (731)     (693)      (479)
                                                                 -------     -------     -------   -------   -------    -------
Effect of exchange rate changes on cash.........................     (22)         18         (14)      (22)       22        (14)
                                                                 -------     -------     -------   -------   -------    -------

(Decrease) increase in cash and short-term investments..........    (195)       (151)        219      (204)     (135)       185
Cash and short-term investments at the beginning of the period..     487         638         419       445       580        395
                                                                 -------     -------     -------   -------   -------    -------
Cash and short-term investments at the end of the period........ $   292     $   487     $   638   $   241   $   445    $   580
                                                                 =======     =======     =======   =======   =======    =======

                                                                 Supplemental consolidating data
                                                                 --------------------------------
                                                                       Financial Products
                                                                 -------------------------------
                                                                  1997          1996        1995
                                                                 -------       ------      ------
Cash flow from operating activities:
  Profit........................................................ $   131       $    96     $    75
  Adjustments for noncash items:
     Depreciation and amortization..............................     139           121         102
     Profit of Financial Products...............................       -             -           -
     Other......................................................      41            43          91
  Changes in assets and liabilities:
     Receivables - trade and other..............................     (82)          (14)        (36)
     Inventories................................................       -             -           -
     Accounts payable and accrued expenses......................      37            65          (5)
     Other -  net...............................................      57            20          17
                                                                 -------       -------     -------
Net cash provided by operating activities.......................     323           331         244
                                                                 -------       -------     -------
Cash flow from investing activities:
  Capital expenditures - excluding equipment leased to others...      (5)           (6)         (4)
  Expenditures for equipment leased to others...................    (277)         (257)       (206)
  Proceeds from disposals of property, plant, and equipment.....     123           114          84
  Additions to finance receivables..............................  (6,644)       (5,802)     (4,869)
  Collections of finance receivables............................   3,605         3,407       2,787
  Proceeds from sale of finance receivables.....................   1,833         1,425       1,262
  Net short-term loans to Financial Products....................       -             -           -
  Investments and acquisitions..................................       -             -           -
  Other - net...................................................     (68)          (33)        (40)
                                                                 -------       -------     -------
Net cash used for investing activities..........................  (1,433)       (1,152)       (986)
                                                                 -------       -------     -------
Cash flow from financing activities:
  Dividends paid................................................     (28)          (12)          -
  Common stock issued, including treasury shares reissued.......      50            20          30
  Treasury shares purchased.....................................       -             -           -
  Net short-term loans from Machinery and Engines...............      94          (325)        475
  Proceeds from long-term debt issued...........................   1,822         1,051       1,144
  Payments on long-term debt....................................  (1,060)       (1,169)       (906)
  Short-term borrowings - net...................................     241         1,244          33
                                                                 -------       -------     -------
Net cash provided by (used for) financing activities............   1,119           809         776
                                                                 -------       -------     -------
Effect of exchange rate changes on cash.........................       -            (4)          -
                                                                 -------       -------     -------
(Decrease) increase in cash and short-term investments..........       9           (16)         34
Cash and short-term investments at the beginning of the period..      42            58          24
                                                                 -------       -------     -------
Cash and short-term investments at the end of the period........ $    51       $    42     $    58
                                                                 =======       =======     =======



/(1)/ Represents Caterpillar Inc. and its subsidiaries except for Financial
      Products, which is accounted for on the equity basis.

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

The supplemental consolidating data is presented for the purpose of additional analysis and to provide required supplemental disclosure of information about the Financial Products' subsidiaries. See Note 1A on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at the consolidated data.

         See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                      Caterpillar Inc.
(Dollars in millions except per share data)
--------------------------------------------------------------------------------

1. Summary of significant accounting policies
================================================================================
A. Basis of consolidation

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 50% or less are accounted for by the equity method; see Note 9.

  The accompanying financial statements and supplemental consolidating data, where applicable, have been grouped as follows:

  Consolidated - Caterpillar Inc. and its subsidiaries.

  Machinery and Engines - primarily our manufacturing, marketing, and parts distribution operations, with the Financial Products' subsidiaries on an equity basis.

  Financial Products - our finance and insurance subsidiaries, primarily Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Services Corporation.

  Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation.

B. Sales and revenue recognition

Sales of machines and engines are generally unconditional sales that are recorded when product is shipped and invoiced to independently owned and operated dealers or customers.

  Revenues primarily represent finance and rental revenues of Cat Financial, a wholly owned subsidiary. Finance revenues are recognized over the term of the contract at a constant rate of return on the scheduled uncollected principal balance. Rental revenues are recognized in the period earned. Recognition of income is suspended when collection of future income is not probable. Income recognition is resumed if the receivable becomes contractually current and collection doubts are removed; previously suspended income is recognized at that time.

C. Inventories

Inventories are valued principally by the LIFO (last-in, first-out) method. The value of inventories on the LIFO basis represented approximately 85% of total inventories at current cost value at December 31, 1997 and 1996, and 90% at December 31, 1995.

  If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,067, $2,123, and $2,103 higher than reported at December 31, 1997, 1996, and 1995, respectively.

D. Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 15 years or less.

E. Foreign currency translation

The functional currency for most of our Machinery and Engines' consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products' and equity basis companies is the respective local currency. Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in the results of operations. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in stockholders' equity.

F. Derivative financial instruments

We use derivative financial instruments (derivatives) to manage foreign currency, interest rate, and commodity price exposures that arise in the normal course of business. Derivatives that we use are primarily foreign currency contracts (forward and option), interest rate swaps, and commodity contracts (swap and option). Derivatives are not used for speculative purposes.

  Please refer to Note 2 below for more information on derivatives, including the methods used to account for them.

G. Estimates in financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Examples of the more significant estimates include: accruals and reserves for warranty and product liability losses, postemployment benefits, environmental costs, income taxes, and plant closing and consolidation costs.

2. Derivative financial instruments and risk management
================================================================================

A. Foreign exchange derivative instruments - forward contracts and options

Our Machinery and Engines' operations are subject to foreign exchange risk. Currency exchange rates impact the U.S. dollar amount of sales made and costs incurred in foreign currencies. Our Financial Products' operations are subject to foreign exchange risk when the currency of debt obligations does not match the currency of the receivables portfolio.

  Forward exchange contracts and certain foreign currency option contracts are used to hedge our foreign exchange risks. Other than the up-front premiums that we pay on foreign currency option contracts, all cash flow related to these contracts occurs when the contracts mature.

  Our accounting treatment of foreign currency contracts depends upon the nature of the contracts:

  1. Forward contracts designated as hedges of firm future foreign currency commitments and purchased foreign currency option contracts designated as hedges of probable foreign currency transactions:

     . No gains or losses are reported until the hedged transaction occurs, even if the contracts are terminated or mature prior to the time of the hedged transaction.

     . Gains and losses are recognized and reported on the same financial statement line as the hedged transaction when the hedged transaction occurs.

     . Gains and losses are immediately recognized in current income ("Other income (expense)" in Statement 1) in those unusual instances when the hedged transaction is no longer expected to occur, or a foreign currency contract is no longer effective as a hedge.

NOTES continued
(Dollars in millions except per share data)
--------------------------------------------------------------------------------

2. All other foreign currency contracts (those used to hedge net balance sheet exposures and anticipated net cash flow exposures for the next 12 months):

   . All gains or losses are recognized in current income ("Other income
     (expense)") as currency exchange rates change.
   . Net gains are reflected as an asset ("Receivables - trade and other" in Statement 3) until cash is actually received. Conversely, net losses are shown as a liability ("Accounts payable and accrued expenses" in Statement
     3) until cash is actually paid.

   The notional amounts of outstanding contracts to buy and sell foreign currency were:
                                                           December 31,
                                                  1997/(1)/   1996/(1)/   1995
                                                  ---------   ---------  ------
Hedges of firm commitments and/or
  probable foreign currency transactions......... $  166       $ 27       $ 95
Hedges of balance sheet exposure and/or
  anticipated cash flow exposure for the
  next 12 months................................. $1,294       $911       $219

/(1/) In addition, we had outstanding cross-European currency contracts totaling
      $6 and $122 at December 31, 1997 and 1996, respectively, to hedge various European currencies against the Deutsche mark. We use the Deutsche mark to manage all of our continental European currency cash flows against the dollar, and then use cross-European currency contracts to manage the risk of exchange rate movement between the Deutsche mark and the specific European currency of the cash flow.

   The maturity dates for virtually all of the outstanding contracts, including the cross-European contracts, are less than six months.

   Please refer to Note 15 and Table V on Page A-15 for fair value information on foreign currency contracts.

B. Interest rate derivative instruments

We primarily use interest rate swap contracts to manage our exposure to interest rate changes and to lower the cost of borrowed funds. We only use interest rate contracts that qualify for hedge accounting.

  Interest rate swap contracts are linked to debt instruments and, in effect, change the characteristics of the debt (e.g., from fixed rate to floating rate). Interest rate swap contracts are not reflected in the financial statements at fair market value. The notional amounts of outstanding interest rate swap contracts were $2,595, $2,869, and $2,478 at December 31, 1997, 1996, and 1995,
respectively.

  The difference between the interest payable and the interest receivable on each interest rate swap contract is recorded each reporting period as an adjustment to current income ("Interest expense excluding Financial Products" or "Interest expense of Financial Products" in Statement 1, as applicable). Interest rate swap contracts that are in a payable position are shown as interest payable ("Accounts payable and accrued expenses" in Statement 3);
those in a receivable position are shown as an asset ("Other assets" in Statement 3). The actual cash settlement on these interest rate swap contracts occurs at times specified in the agreement. If an interest rate swap contract is terminated prior to its maturity, no immediate gain or loss is recognized in the financial statements, except in those cases where the debt instrument to which the contract is linked is also terminated.

  Please refer to Note 15 and Table V on Page A-15 for fair value information on interest rate swap contracts.

C. Commodity related derivative instruments

Our Machinery and Engines' operations are also subject to commodity price risk (i.e., potential price increases of our production material as a result of price increases in raw material). We make limited use of commodity swap and/or option contracts to manage the risk of unfavorable price movement. The use of these types of derivative financial instruments has not been material.

3. Postemployment benefit plans
================================================================================

A. Pension plans

We have both U.S. and non-U.S. pension plans covering substantially all of our employees. The defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement. Our funding policy for these plans is to contribute tax deductible amounts which comply with applicable local laws and regulations. The plan assets consist principally of common stocks, corporate bonds, and U.S. government obligations.

  Please refer to Table I on Page A-9 for additional financial information.

B. Other postretirement benefit plans

We have defined-benefit retirement health care and life insurance plans for substantially all of our U.S. employees.

   Postretirement benefits are funded through our Voluntary Employees' Beneficiary Association (VEBA) trusts. This includes life insurance for hourly, salaried, and management employees, and medical expenses for employees not enrolled in health maintenance organizations. Our general policy is to make contributions to the VEBA trusts in amounts that cover the actual payments being made from these trusts (pay-as-you-go basis); however, voluntary contributions of $200 were made in both 1997 and 1996. Assets in the trusts consist principally of mutual funds, common stocks, corporate bonds, and U.S. government obligations.

   During 1992, we made several changes to our retiree health care plans. Included in those changes was the capping of the company's liability for substantially all retirees' health care costs at December 31, 1999 cost levels.

  Please refer to Table II on Page A-10 for additional financial information.

C. Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefits insurance, and supplemental unemployment benefits to substantially all eligible U.S. employees.

D. Summary of long-term liability

                                                          December 31,
                                                  1997        1996        1995
                                                 ------      ------      ------
Pensions........................................ $    3      $    3      $  130
Postretirement benefits other than pensions.....  2,628       2,948       3,199
Other postemployment benefits...................     67          68          64
                                                 ------      ------      ------
                                                 $2,698      $3,019      $3,393
                                                 ======      ======      ======

                                                                                         Caterpillar Inc.
---------------------------------------------------------------------------------------------------------
=========================================================================================================
                         TABLE I - Financial Information Related to Pension Plans
---------------------------------------------------------------------------------------------------------

Actuarial assumptions used to determine the costs and benefit obligations for the pension plans:
                                                                                 December 31,
                                                                       1997           1996         1995
                                                                      -------        -------      -------
  Weighted average discount rate....................................   7.0%           7.4%         7.4%
  Expected rate of compensation increase............................   4.0%           4.2%         4.1%
  Expected long-term rate of return on plan assets..................   9.5%           9.4%         9.4%


Components of pension expense:
                                                                           Years ended December 31,
                                                                       1997           1996         1995
                                                                      -------        -------      -------
  Service cost -- benefits earned during the period.................  $   114        $   110      $    95
  Interest cost on projected benefit obligation.....................      434            417          409
  Return on plan assets:/(1)/
    Actual..........................................................   (1,188)        (1,023)      (1,167)
    Deferred........................................................      608            491          685
                                                                      -------        -------      -------
      Recognized....................................................     (580)          (532)        (482)
  Amortization of:
    Net asset existing at adoption of SFAS 87.......................      (23)           (22)         (23)
    Prior service cost/(2)/.........................................       62             63           63
    Net actuarial (gain) loss.......................................       (1)            (1)         (12)
                                                                      -------        -------      -------
  Total pension expense.............................................  $     6        $    35      $    50
                                                                      =======        =======      =======


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


Reconciliation of the funded status of the pension plans with amounts recognized in the consolidated financial position:

                                                                        Assets Exceed                  Accumulated Benefits
                                                                    Accumulated Benefits                  Exceed Assets
                                                              ---------------------------------     --------------------------
                                                               1997         1996         1995        1997    1996       1995
                                                              -------     --------      -------     -----   -------    -------
Actuarial present value of:
  Vested benefit obligation.................................. $(5,768)     $(3,114)     $(2,844)    $(45)   $(2,095)   $(2,124)
  Nonvested benefit obligation...............................    (488)        (146)        (142)     (24)      (364)      (383)
                                                              -------      -------      -------     ----    -------    -------
  Accumulated benefit obligation............................. $(6,256)     $(3,260)     $(2,986)    $(69)   $(2,459)   $(2,507)
                                                              =======      =======      =======     ====    =======    =======

  Actuarial present value of projected benefit obligation.... $(6,621)     $(3,603)     $(3,310)    $(92)   $(2,479)   $(2,533)
  Plan assets at market value................................   7,677        4,500        3,917       41      2,430      2,282
                                                              -------      -------      -------     ----    -------    -------
  Funded status at plan year-end.............................   1,056          897          607      (51)       (49)      (251)
  Unrecognized (net asset) net liability existing at
    adoption of SFAS 87......................................     (73)         (75)         (93)      14         (2)        (5)
  Unrecognized prior service cost............................     329          153          155        3        166        233
  Unrecognized net actuarial (gain) loss.....................  (1,057)        (656)        (418)      (1)      (238)       (74)
  Adjustment required to recognize minimum liability.........      --           --           --       (3)        (3)      (130)
                                                              -------      -------      -------     ----    -------    -------
  Prepaid pension cost (pension liability) at December 31.... $   255      $   319      $   251     $(38)   $  (126)   $  (227)
                                                              =======      =======      =======     ====    =======    =======

==============================================================================================================================

NOTES continued
(Dollars in millions except per share data)
--------------------------------------------------------------------------------
================================================================================
TABLE II - Financial Information Related to Other Postretirement Benefit Plans
--------------------------------------------------------------------------------

Actuarial assumptions used to determine the costs and benefit obligations for postretirement benefits (other than pensions):


                                                      December 31,
                                             1997         1996         1995
                                             ----         ----         ----
Weighted average discount rate.............. 7.0%         7.5%         7.5%
Expected rate of compensation increase...... 4.0%         4.0%         4.0%
Expected long-term rate of
  return on plan assets..................... 9.5%         9.5%         9.5%
Assumed health care cost trend rate/(1)/.... 7.1%/(2)/    7.9%/(2)/    8.7%/(3)/

/(1)/ Rate used to measure the Accumulated Postretirement Benefit Obligation at
      December 31, 1997, 1996, and 1995, respectively, and the postretirement benefit expense for 1998, 1997, and 1996, respectively.

/(2)/ Gradually declining to 4.5% in 2002.

/(3)/ Gradually declining to 5.0% in 2001.



Components of postretirement benefit expense (other than pensions):

                                                 Years ended December 31,
                                              1997          1996          1995
                                              ----          ----          ----
Service cost - benefits earned
  during the period.................         $  72         $  81         $  73
Interest cost on accumulated
  benefit obligation................           249           226           232
Return on plan assets:/(4)/
  Actual............................           (76)          (74)          (58)
  Deferred..........................            29            48            34
                                             -----         -----         -----

    Recognized......................           (47)          (26)         (24)
Amortization of:
  Prior service cost/(5)/...........          (190)         (190)         (190)
  Net actuarial (gain) loss.........             -            (1)           (3)
                                             -----         -----         -----
Total postretirement benefit expense         $  84         $  90         $  88
                                             =====         =====         =====

/(4)/ Although the actual return on plan assets is shown, the expected long-term rate of return on plan assets was used in determining consolidated postretirement benefit expense. The difference between the actual return and the recognized return on plan assets is shown as deferred return on plan assets.

/(5)/ Prior service costs are amortized using a straight-line method over the average remaining service period of employees impacted by the plan amendment.



Components of the liability for postretirement benefits (other than pensions):

                                                              December 31,
                                                      1997       1996       1995
                                                      ----       ----       ----
Accumulated postretirement benefit obligation:
  Retirees..........................................$(2,400)    $(2,253)   $(2,149)
  Fully eligible active plan participants...........   (563)       (502)      (397)
  Other active plan participants....................   (640)       (591)      (485)
                                                    -------      ------     ------
                                                     (3,603)     (3,346)    (3,031)
Plan assets at market value.........................    804         547        297
Unrecognized prior service cost.....................    (98)       (289)      (479)
Unrecognized net actuarial (gain) loss..............     38         (49)      (182)
                                                    -------      ------     ------
Liability for postretirement benefits
  (other than pensions).............................$(2,859)    $(3,137)   $(3,395)
                                                    =======     =======    =======


Effects of a 1% increase in the assumed health care cost trend rates for each future year:

                                                          December 31,
                                                      1997      1996     1995
                                                      ----      ----     ----
Approximate increase in the accumulated
  postretirement benefit obligation.................. $224     $210     $226

Approximate increase in the aggregate
  of the service and interest cost components
  of the postretirement benefit expense.............. $ 22     $ 22     $ 25

================================================================================

4. Other income (expense)
================================================================================

                                                Years ended December 31,
                                                1997       1996      1995
                                                ----       ----      ----
Investment and interest income                  $115       $ 90      $ 87
License fees                                      25         26        28
Foreign exchange (losses) gains                  (10)         1       (20)
Miscellaneous income                              72         26        27
                                                ----       ----      ----
                                                $202       $143      $122
                                                ====       ====      ====

5. Inventories
================================================================================

                                                        December 31,
                                                 1997       1996      1995
                                                ------     ------    ------
Raw materials and work-in-process.............. $1,033     $  909    $  710
Finished goods.................................  1,364      1,103     1,006
Supplies.......................................    206        210       205
                                                ------     ------    ------
                                                $2,603     $2,222    $1,921
                                                ======     ======    ======

6. Finance receivables
================================================================================
Finance receivables are receivables of Cat Financial, which generally could be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses.

  Please refer to Table III on Page A-11 for additional finance receivables information and Note 15 and Table V on Page A-15 for fair value information.

                                                                Caterpillar Inc.

--------------------------------------------------------------------------------
================================================================================
                  TABLE III - Finance Receivables Information
--------------------------------------------------------------------------------
Contractual maturities of outstanding receivables:

                               December 31, 1997

                            Installment    Financing
Amounts Due In               Contracts      Leases       Notes      Total
--------------              -----------    ---------    -------    -------
1998......................    $   613       $ 1,047     $ 1,065    $ 2,725
1999......................        418           774         411      1,603
2000......................        267           503         404      1,174
2001......................        131           256         178        565
2002......................         44            96          84        224
Thereafter................         12           108         151        271
                              -------       -------     -------    -------
                                1,485         2,784       2,293      6,562
Residual value............         --           725          --        725
Less: Unearned income.....        165           478          19        662
                              -------       -------     -------    -------
Total.....................    $ 1,320       $ 3,031     $ 2,274    $ 6,625
                              =======       =======     =======    =======



Impaired loans and leases:
                                                   1997         1996      1995
                                                  ------       ------    ------
Average recorded investment..................     $   47       $   43    $   51
                                                  ======       ======    ======
At December 31:
  Recorded investment........................     $   30       $   33    $   37
  Less: Fair value of underlying collateral..         18           21        25
                                                  ------       ------    ------
Potential loss...............................     $   12       $   12    $   12
                                                  ======       ======    ======



Allowance for credit loss activity:
                                                   1997         1996      1995
                                                  ------       ------    ------
Balance at beginning of year.................     $   74       $   57    $   50
Provision for credit losses..................         39           41        43
Less: Net credit losses......................         19           21        33
Less: Other-net..............................         10            3         3
                                                  ------       ------    ------
Balance at end of year.......................     $   84       $   74    $   57
                                                  ======       ======    ======



Cat Financial's net investment in financing leases:
                                                           December 31,
                                                   1997         1996      1995
                                                  ------       ------    ------
Total minimum lease payments receivable......     $2,784       $2,383    $1,858
Estimated residual value of leased assets:
  Guaranteed.................................        206          162       113
  Unguaranteed...............................        519          402       297
                                                  ------       ------    ------
                                                   3,509        2,947     2,268
Less: Unearned income........................        478          430       363
                                                  ------       ------    ------
Net investment in financing leases...........     $3,031       $2,517    $1,905
                                                  ======       ======    ======



7. Income taxes
================================================================================
The components of profit before taxes were:

                                                    Years ended December 31,
                                                  1997          1996      1995
                                                 ------        ------    ------
Domestic.....................................    $2,071        $1,565    $1,205
Foreign......................................       342           376       410
                                                 ------        ------    ------
                                                 $2,413        $1,941    $1,615
                                                 ======        ======    ======

The components of the provision for income taxes were:

                                                    Years ended December 31,
                                                  1997          1996      1995
                                                 ------        ------    ------
Current tax provision:
 Federal.....................................    $  571        $  399    $  244
 Foreign.....................................       103            83        92
 State.......................................        54            36        17
                                                 ------        ------    ------
                                                 $  728        $  518    $  353
                                                 ------        ------    ------

Deferred tax provision (credit):
 Federal.....................................        60            86       147
 Foreign.....................................         7             7        (6)
 State.......................................         1             2         7
                                                 ------        ------    ------
                                                     68            95       148
                                                 ------        ------    ------
Total provision..............................    $  796        $  613    $  501
                                                 ======        ======    ======

Reconciliation of the U.S. federal statutory rate to effective rate:

                                                   Years ended December 31,
                                                 1997          1996       1995
                                                ------        ------     ------
U.S statutory rate...........................    35.0%         35.0%      35.0%
Increases (decreases) in taxes resulting from:
  Benefit of Foreign Sales Corporation.......    (2.8)%        (2.5)%     (2.5)%
  Other - net................................      .8%          (.9)%     (1.5)%
                                                ------        ------     ------
Provision for income taxes...................    33.0%         31.6%      31.0%
                                                ======        ======     ======

  We paid income taxes of $709, $452, and $327 in 1997, 1996, and 1995, respectively.

  During 1996, a settlement was reached with the U.S. Internal Revenue Service
(IRS) covering tax years 1988 through 1991. The settlement had a slight favorable impact on our 1996 effective tax rate.

  We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed foreign profits which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.


Deferred tax assets and liabilities:

                                                            December 31,
                                                 1997          1996       1995
                                                ------        ------     ------
Deferred tax assets:
 Postemployment benefits
   other than pensions.......................   $1,107        $1,212     $1,309
 Unrealized profit excluded from inventories.      201           176        170
 Net operating loss carryforwards............       76           105        154
 Warranty reserves...........................      159           114        105
 Other.......................................      275           296        256
                                                ------        ------     ------
                                                 1,818         1,903      1,994
                                                ------        ------     ------
Deferred tax liabilities:
 Capital assets..............................     (177)         (161)      (151)
 Pension.....................................      (79)          (86)       (91)
                                                ------        ------     ------
                                                  (256)         (247)      (242)
                                                ------        ------     ------
Valuation allowance for deferred tax assets..     (129)         (153)      (179)
                                                ------        ------     ------
Deferred taxes - net.........................   $1,433        $1,503     $1,573
                                                ======        ======     ======

NOTES continued
(Dollars in millions except per share data)
-----------------------------------------------------------------------------

  As of December 31, 1997, amounts and expiration dates of net operating loss carryforwards in various foreign taxing jurisdictions were:

                  2000    2001    2002    Unlimited    Total
                  ------------------------------------------
                  $13      $9     $23       $203        $248

  Of our foreign subsidiaries that are in net operating loss carryforward positions, there is only sufficient evidence to substantiate recognition of net deferred tax assets in one foreign taxing jurisdiction. Accordingly, a valuation allowance has been recorded for the difference. It is possible that circumstances could change in the near term at one or more of these foreign subsidiaries which would allow us to reduce the valuation allowance and to record additional net deferred tax assets.


8. Property, plant, and equipment
================================================================================
                                                            December 31,
                                                   1997        1996       1995
                                                 --------    --------  --------
Land - at original cost........................  $    121    $   122   $    102
Buildings......................................     2,773      2,704      2,548
Machinery and equipment........................     3,955      3,778      3,657
Patterns, dies, jigs, etc......................       515        481        453
Furniture and fixtures.........................       248        212        203
Computers......................................       519        512        455
Transportation equipment.......................        72         64         61
Equipment leased to others.....................       843        779        674
Construction-in-process........................       357        165        150
                                                 --------   --------   --------
                                                    9,403      8,817      8,303
Less: Accumulated depreciation.................     5,345      5,050      4,659
                                                 --------   --------   --------
Property, plant, and equipment - net...........  $  4,058   $  3,767   $  3,644
                                                 ========   ========   ========

  We had commitments for the purchase or construction of capital assets of approximately $425 at December 31, 1997.


Assets recorded under capital leases (included in above table):

                                                            December 31,
                                                  1997       1996       1995
                                                -------     -------    -------
Gross capital leases(1)........................ $   717     $   405    $   395
Less: Accumulated depreciation.................     561         279        253
                                                -------     -------    -------
Net capital leases............................. $   156     $   126    $   142
                                                =======     =======    =======

(1)Consists primarily of machinery and equipment.


Equipment leased to others (primarily by Financial Products):

                                                            December 31,
                                                   1997        1996       1995
                                                 --------    --------   -------
Equipment leased to others -
 at original cost..............................  $    843    $    779   $   674
Less: Accumulated depreciation.................       272         251       220
                                                 --------    --------   -------
Equipment leased to others - net...............  $    571    $    528   $   454
                                                 ========    ========   =======

  Scheduled minimum rental payments to be received for equipment leased to others:

                                 December 31,
                                                        After
                 1998    1999    2000    2001    2002    2002
                 --------------------------------------------
                 $151    $101    $77     $42     $14      $2


9. Unconsolidated affiliated companies
================================================================================
Combined financial information of the unconsolidated affiliated companies was as follows:

                                                  Years ended September 30,
                                                 1997        1996        1995
                                                -------     -------     -------
Results of Operations
  Sales.......................................  $ 3,613     $ 3,729     $ 3,789
                                                =======     =======     =======
  Profit......................................  $   104     $    75     $    44
                                                =======     =======     =======


                                                        September 30,
                                                  1997        1996        1995
                                                -------     --------    -------
Financial Position
  Assets:
   Current assets.............................  $ 1,949     $  1,995    $ 1,872
   Property, plant, and equipment - net.......      792          733        780
   Other assets...............................      331          395        322
                                                -------     --------    -------
                                                  3,072        3,123      2,974
                                                -------     --------    -------
Liabilities:
  Current liabilities.........................    1,610        1,683      1,676
  Long-term debt due after one year...........      203          133        215
  Other liabilities...........................      129          145        155
                                                -------     --------    -------
                                                  1,942        1,961      2,046
                                                -------     --------    -------
Ownership.....................................  $ 1,130     $  1,162    $   928
                                                =======     ========    =======

  At December 31, 1997, consolidated "Profit employed in the business" in Statement 2 included $172 representing undistributed profit of the unconsolidated affiliated companies. In 1997, 1996, and 1995, we received $36, $10, and $8, respectively, in dividends from unconsolidated affiliated companies.


10. Credit commitments
================================================================================
                                                 December 31, 1997

                                                    Machinery        Financial
                                   Consolidated    and Engines        Products
                                   ------------    -----------      -----------
Credit lines available:
  U.S...........................   $    2,500(1)   $   2,500(1)     $   2,250(1)
  Non-U.S.......................        1,843            258            1,585
                                   ----------      ---------        ---------
Total credit lines available....        4,343          2,758            3,835

Utilized credit:
  Backup for outstanding
    commercial paper............        2,536            --             2,536
  Backup for bank borrowings....          198             53              145
                                   ----------      ---------        ---------
Unused credit...................   $    1,609      $   2,705        $   1,154
                                   ==========      =========        =========

(1) The total U.S. line of credit of $2,500 is available to both Machinery and Engines and Financial Products (Cat Financial). Cat Financial may use up to 90% of the available line subject to a maximum debt to equity ratio. Machinery and Engines may use up to 100% of the available line subject to a minimum level of net worth. Based on these restrictions, and the allocating decisions of available credit made by management, the line of credit available to Cat Financial at December 31, 1997, was $2,250.

  Based on long-term credit agreements, $2,301, $1,522, and $294 of commercial paper outstanding at December 31, 1997, 1996, and 1995, respectively, were classified as long-term debt due after one year.


                                                                Caterpillar Inc.

--------------------------------------------------------------------------------

11. Short-term borrowings
================================================================================
                                                            December 31,
                                                   1997        1996      1995
                                                 --------    --------   -------
Machinery and Engines:
  Notes payable to banks......................   $     53    $     36   $    14

Financial Products:
  Notes payable to banks......................        145         257       712
  Commercial paper............................        235         859       416
  Other.......................................         51          40        32
                                                 --------    --------   -------
                                                      431       1,156     1,160
                                                 --------    --------   -------
Total short-term borrowings...................   $    484    $  1,192   $ 1,174
                                                 ========    ========   =======



  The weighted average interest rates on short-term borrowings outstanding were:

                                                            December 31,
                                                   1997        1996      1995
                                                 --------    --------   -------
Notes payable to banks........................     4.9%         3.7%      5.4%
Commercial paper..............................     5.2%         5.2%      5.9%
Other.........................................     5.5%         5.5%      5.4%

  Please refer to Note 15 and Table V on Page A-15 for fair value information on short-term borrowings.



12. Long-term debt
================================================================================
                                                            December 31,
                                                   1997        1996      1995
                                                 --------    --------   -------
Machinery and Engines:
  Notes - 9 3/8% due 2000......................  $    150    $    149   $   149
  Notes - 9 3/8% due 2001......................       184         183       183
  Debentures - 9% due 2006.....................       202         202       202
  Debentures - 6% due 2007.....................       141         136       131
  Debentures - 9 3/8% due 2011.................       123         123       123
  Debentures - 9 3/4% due 2000-2019............       199         199       199
  Debentures - 9 3/8% due 2021.................       236         236       236
  Debentures - 8% due 2023.....................       199         199       199
  Debentures - 7 3/8% due 2097.................       297          --        --
  Medium-term notes............................       153         185       300
  Capital lease obligations....................       438         281       257
  Other........................................        45         125        70
                                                 --------    --------   -------
                                                    2,367       2,018     2,049
Financial Products:
  Commercial paper supported by revolving
   credit agreement (Note 10)..................     2,301       1,522       294
  Medium-term notes............................     2,241       1,505     1,553
  Other........................................        33          42        68
                                                 --------    --------   -------
Total Financial Products.......................     4,575       3,069     1,915
                                                 --------    --------   -------
Total long-term debt due after one year........  $  6,942    $  5,087   $ 3,964
                                                 ========    ========   =======

  Other than the debt of the Financial Products' subsidiaries, all outstanding notes and debentures itemized above are unsecured direct obligations of Caterpillar Inc. The capital lease obligations are collateralized by leased manufacturing equipment and security deposits.

  The 6% debentures were sold at significant original issue discounts ($144). This issue is carried net of the unamortized portion of its discount, which is amortized as interest expense over the life of the issue. These debentures have a principal at maturity of $250 and an effective annual cost of 13.3%. We may redeem them, at our option, at an amount equal to the respective principal at maturity.

  We may redeem annually, at our option, an additional amount for the 9 3/4% sinking fund debenture issue, without premium, equal to 200% of the amount of the sinking fund requirement. Also, we may redeem additional portions of the sinking fund debentures by the payment of premiums which, starting in 1999, decrease periodically. The premium at the first redemption date of June 1, 1999, is 4.875%.

  The terms of other notes and debentures do not specify a redemption option prior to maturity.

  All medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. Machinery and Engines' medium-term notes have maturities from nine months to 30 years. At December 31, 1997, these notes had a weighted average interest rate of 7.7% with one month to six years remaining to maturity. Financial Products' medium-term notes have a weighted average interest rate of 6.1% with maturities up to 15 years at December 31, 1997.


  The aggregate amounts of maturities and sinking fund requirements of long-term debt during each of the years 1998 through 2002, including that due within one year and classified as current are:

                                                December 31,
                                 1998      1999      2000      2001      2002
                                ------    ------    ------    ------    ------
Machinery and Engines.........  $   54    $   66    $  167    $  204    $   89
Financial Products............   1,088     1,192       624       287       116
                                ------    ------    ------    ------    ------
                                $1,142    $1,258    $  791    $  491    $  205
                                ======    ======    ======    ======    ======

  Interest paid on short-term and long-term borrowings for 1997, 1996, and 1995 was $508, $474, and $475, respectively.

  Please refer to Note 15 and Table V on Page A-15 for fair value information on long-term debt.


13. Capital stock
================================================================================
A. Stock options

In 1996, stockholders approved a plan providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. This plan reserves 22,000,000 shares of common stock for issuance. Options vest at the rate of one-third per year over the three years following the date of grant, and have a maximum term of ten years. Common shares issued under stock options, including treasury shares reissued, totaled 1,264,539; 1,313,932; and 1,426,262 in 1997, 1996, and 1995, respectively.

  Our plan grants options which have exercise prices equal to the average market price on the date of grant. We account for our stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is incurred in association with these options. As required by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," a summary of the pro forma net income and profit per share amounts are shown in Table IV on Page A-14. These pro forma amounts are not representative of the impact on future disclosures because they do not take into consideration compensation expense related to grants made prior to 1995. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

  Please refer to Table IV on Page A-14 for additional financial information on our stock options.

NOTES continued
(Dollars in millions except per share data)
--------------------------------------------------------------------------------

B. Restricted stock

The 1996 Stock Option and Long-Term Incentive Plan permits the award of restricted stock to officers and other key employees, as well as non-employee directors. During 1997, 137,893 shares of restricted stock were awarded to officers and other key employees as Performance Awards, and 24,100 shares of restricted stock were granted to non-employee directors.

C. Stockholders' rights plan

We are authorized to issue 5,000,000 shares of preferred stock, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1.00 par value. None of the preferred shares have been issued.

  Stockholders would receive certain preferred stock purchase rights if someone acquired or announced a tender offer to acquire 15% or more of outstanding Caterpillar stock. In essence, those rights would permit each holder (other than the acquiring person) to purchase one share of Caterpillar stock at a 50% discount for every share owned. The rights, designed to protect the interests of Caterpillar stockholders during a takeover attempt, expire December 11, 2006.


=================================================================================================================
                            TABLE IV - Financial Information Related to Capital Stock
-----------------------------------------------------------------------------------------------------------------
SFAS 123 pro forma net income and earnings per share:


                                                 Years ended December 31,
                                               1997         1996        1995
                                             --------     --------    --------
Net Income:
  As reported..............................  $  1,665     $  1,361    $  1,136
  Pro forma................................  $  1,640     $  1,352    $  1,133
Profit per share of common stock:
  As reported:
     Basic.................................  $   4.44     $   3.54    $   2.86
     Assuming dilution.....................  $   4.37     $   3.50    $   2.84
  Pro forma:
     Basic.................................  $   4.37     $   3.51    $   2.85
     Assuming dilution.....................  $   4.32     $   3.48    $   2.83


Weighted-average assumptions used in determining fair value of option grants:

                                                 Grant Year
                                        1997        1996        1995
                                       ------      -------     -------
Dividend yield........................   1.94%       2.13%       1.66%
Expected volatility...................  25.51%      24.19%      25.04%
Risk-free interest rates..............   6.42%       6.59%       5.88%
Expected lives........................ 4 years     4 years     4 years



Changes in the status of common shares subject to issuance under options:

                                                       1997                   1996                  1995
                                             ----------------------  --------------------- ----------------------
                                                           Weighted-              Weighted-              Weighted-
                                                            Average                Average               Average
                                                           Exercise               Exercise               Exercise
                                               Shares        Price    Shares        Price    Shares       Price
                                             -----------   -------- -----------   -------- -----------   --------
Fixed Options
  Outstanding at beginning of year.........   13,874,114   $  25.31  13,267,648   $  21.96  13,106,742   $  18.55
  Granted to officers and key employees....    3,491,650   $  51.66   3,334,100   $  32.91   3,205,280   $  30.16
  Granted to outside directors.............       40,000   $  39.19      44,000   $  33.47      40,000   $  27.91
  Exercised................................   (2,274,474)  $  22.16  (2,627,940)  $  18.03  (3,006,660)  $  15.85
  Lapsed...................................      (74,878)  $  32.61    (143,694)  $  28.23     (77,714)  $  24.85
                                             -----------             ----------            -----------
  Outstanding at end of year...............   15,056,412   $  31.89  13,874,114   $  25.31  13,267,648   $  21.96
                                             ===========            ===========            ===========
  Options exercisable at year-end              8,386,814   $  23.58   7,544,270   $  20.44   7,168,280   $  17.35
  Weighted-average fair value of options
    granted during the year................  $     16.15            $      8.12            $      7.62

Stock options outstanding and exercisable:

                                       Options Outstanding                             Options Exercisable
                       ---------------------------------------------------      ---------------------------------
                                       Weighted-Average
                                          Remaining
                       # Outstanding   Contractual Life   Weighted-Average      # Outstanding    Weighted-Average
  Exercise Prices       at 12/31/97        (Years)         Exercise Price        at 12/31/97      Exercise Price
  ----------------     -------------   ----------------   ----------------      -------------    ----------------
  $11.78 to $18.77       3,598,990           4.0               $16.01             3,598,990           $16.01
  $26.77 to $39.19       7,970,872           7.6               $30.42             4,787,824           $29.28
       $51.66            3,486,550           9.4               $51.66                     -                -
                        ----------                                                ---------
                        15,056,412           7.2               $31.89             8,386,814           $23.58
                        ==========                                                =========
=================================================================================================================

                                                                Caterpillar Inc.

--------------------------------------------------------------------------------

14. Profit per share
================================================================================
                                             Years ended December 31,
                                       1997            1996            1995
                                       ----            ----            ----
Profit (A)........................ $      1,665    $      1,361    $      1,136
                                   ============    ============    ============
Determination of shares:
  Weighted average common
    shares outstanding (B)........  375,124,745     384,960,440     396,858,256
  Assumed conversion
    of stock options..............    5,416,215       3,724,630       3,462,442
                                   ------------    ------------    ------------
  Weighted average common
    shares outstanding --
    assuming dilution (C).........  380,540,960     388,685,070     400,320,698
                                   ============    ============    ============
Profit per share of
  common stock (A/B).............. $       4.44    $       3.54    $       2.86

Profit per share of common
  stock -- assuming
  dilution (A/C).................. $       4.37    $       3.50    $       2.84

  Stock options to purchase 3,521,250 and 3,191,380 shares of common stock at $51.66 and $30.16 were outstanding during 1997 and 1995, respectively, but were not included in the computation of diluted profit per share, because the options' exercise price was greater than the average market price of the common shares. During 1996, there were no stock options excluded from the computation of diluted profit per share.

15. Fair values of financial instruments
================================================================================
We used the following methods and assumptions to estimate the fair value of our financial instruments:

  Cash and short-term investments - carrying amount approximated fair value.

  Long-term investments (other than investments in unconsolidated affiliated companies) - fair value was estimated based on quoted market prices.

  Foreign currency contracts (forwards and options) - fair value was estimated based on quoted market prices of comparable instruments.

  Finance receivables - fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad debt experience was also considered.

  Short-term borrowings - carrying amount approximated fair value.

  Long-term debt - for Machinery and Engines' notes and debentures, fair value was estimated based on quoted market prices. For Financial Products, fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes for which the carrying amount was considered a reasonable estimate of fair value.

  Interest rate swaps - fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year end.

  Please refer to Table V below for the fair values of our financial instruments.

====================================================================================================================================
                                           TABLE V - Fair Values of Financial Instruments
------------------------------------------------------------------------------------------------------------------------------------
Asset (Liability)                          1997                       1996                       1995
                                    -------------------         -----------------         ------------------
At December 31                      Carrying      Fair          Carrying    Fair          Carrying     Fair
                                     Amount       Value          Amount     Value          Amount      Value        Reference #
                                    --------      -----         --------    -----         --------     -----    --------------------
Cash and short-term investments.... $  292        $ 292         $  487      $ 487          $ 638       $  638   Statement 3, Note 17
Long-term investments..............    701          701            508        508            449          449   Note 17
Foreign currency contracts.........     41           47             (3)        (3)            --           (1)  Note 2
Finance receivables - net
  (excluding operating and
  finance type leases and
  currency swaps(1))...............  5,788        5,815          4,954      4,980          4,207        4,175   Note 6
Short-term borrowings..............   (484)        (484)        (1,192)    (1,192)        (1,174)      (1,174)  Note 11
Long-term debt
  (including amounts due within
  one year)
  Machinery and Engines............ (2,421)      (2,785)        (2,140)    (2,377)        (2,205)      (2,550)  Note 12
  Financial Products............... (5,663)      (5,721)        (4,127)    (4,176)        (3,021)      (3,083)  Note 12
Interest rate swaps
  Machinery and Engines -
    in a net receivable position...      1           10              1          4             --            9   Note 2
    in a net payable position......     (3)          (1)            (1)        (3)            (2)          (1)  Note 2
Financial Products -
    in a net receivable position...     --           20              1          4              2            7   Note 2
    in a net payable position......     (3)         (12)            (4)       (16)            (4)         (17)  Note 2

(1)  Excluded items have a net carrying value at December 31, 1997, 1996 and 1995, of $753, $692, and $ 613, respectively.
====================================================================================================================================

NOTES continued
(Dollars in millions except per share data)
--------------------------------------------------------------------------------

16. Operating leases
================================================================================
We lease certain computer and communications equipment, transportation equipment, and other property through operating leases. Total rental expense for operating leases was $176, $151, and $139 for 1997, 1996, and 1995, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

                           Years ended December 31,

                                                     After
             1998    1999    2000    2001    2002    2002    Total
             -----------------------------------------------------
             $109    $78     $43     $28     $25     $79     $362

17. Concentration of credit risk
================================================================================
Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term investments. Additionally, to a lesser extent, we have a potential credit risk associated with counterparties to derivative contracts.

  Trade receivables are primarily short-term receivables from independently owned and operated dealers which arise in the normal course of business. We perform regular credit evaluations of our dealers. Collateral is generally not required, and the majority of our trade receivables are unsecured. We do however, when deemed necessary, make use of various devices such as security agreements and letters of credit to protect our interests. No single dealer represents a significant concentration of credit risk.

  Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 1997, 1996, and 1995, respectively. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

  Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments are comprised of investments which collateralize capital lease obligations (note 12) and investments of Caterpillar Insurance Co. Ltd. supporting insurance reserve requirements. Long-term investments are a component of "Other Assets" in Statement 3.

  At December 31, 1997, 1996, and 1995, Cat Financial was contingently liable under guarantees for certain Caterpillar dealers' obligations totaling $261, $253, and $282, respectively, of which $109, $159, and $222, respectively, was outstanding. These guarantees have terms ranging up to two years and are fully secured by dealer assets. No loss has been experienced nor is any anticipated under these agreements.

  Outstanding derivative instruments, with notional amounts totaling $4,079 and terms generally ranging up to five years, were held at December 31, 1997. Collateral is not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 1997, the exposure to credit loss was $49.

  Please refer to Note 15 and Table V on Page A-15 for fair value information.

18. Environmental matters
================================================================================

The company is regulated by federal, state, and international environmental laws governing our use of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

  We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In doing that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

  The amount set aside for environmental clean-up is not material and is included in "Accounts payable and accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

  We cannot estimate costs on sites in the very early stages of clean-up. Currently, we have five of these sites and there is no more than a remote chance that a material amount for clean-up will be required.

  The United States Environmental Protection Agency (EPA) has issued conditional certificates of conformity with the Clean Air Act for Caterpillar's 1998 model year heavy-duty diesel engines. The EPA has issued similar conditional certificates to other heavy-duty diesel engine manufacturers as well. The EPA is reviewing the impact of advanced electronic control technologies on the emissions compliance of heavy-duty trucks in certain operating conditions and whether the use of such technologies is consistent with the Clean Air Act's requirements. Caterpillar and the other manufacturers are responding to the EPA requests for information and are engaged in discussions with them and the United States Department of Justice in an effort to resolve this issue. We do not expect the outcome of this matter to have a material impact on our financial position or results of operations.



19.     Plant closing and consolidation costs
================================================================================
The reserve for plant closing and consolidation costs includes the following:

                                                           December 31,
                                                      1997    1996     1995
                                                     -----   -----    -----
Write-down of property, plant, and equipment.......  $ 103   $ 102    $  99
Employee severance benefits........................     95     103      115
Rearrangement, start-up costs, and other...........     47      54       55
                                                     -----   -----    -----
Total reserve......................................  $ 245   $ 259    $ 269
                                                     =====   =====    =====

  The write-down of property, plant, and equipment establishes a new cost basis for assets that have been permanently impaired.

  Employee severance benefits (e.g., pension, medical, and supplemental unemployment benefits) are provided to employees affected by plant closings and consolidations. The reserve for such benefits is reduced as the benefits are provided.

  At December 31, 1997, the above reserve includes $153 of costs associated with the closure of the Component Products Division's Precision Barstock Products
(PBP) operation located in York, Pennsylvania. The probable closing of the PBP manufacturing operation was announced in December 1991. In March 1996, it was announced that the facility would be closed. We are currently in the process of closing the unit.

                                                                Caterpillar Inc.

--------------------------------------------------------------------------------

20. Segment information
================================================================================
A.  Nature of operations

We operate in three principal business segments:

  1. Machinery -- design, manufacture, and marketing of construction, mining, and agricultural machinery -- track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, and related parts.

  2. Engines -- design, manufacture, and marketing of engines for earthmoving and construction machines, on-highway trucks, and locomotives; marine, petroleum, agricultural, industrial, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 40 to 13,600 horsepower (30 to 10 150 kilowatts). Turbines range from 1,340 to 18,000 horsepower (1000 to 13 500 kilowatts).

  3. Financial Products -- provides financing alternatives for Caterpillar and noncompetitive related equipment, and extends loans to our customers and dealers. Also provides various forms of insurance to our dealers and customers to help support their purchase and financing of our equipment. This segment consists primarily of Cat Financial and its subsidiaries and Cat Insurance Services Corporation.

  Our products are sold primarily under the marks "Caterpillar," "Cat," "Solar," "Barber-Greene," and "MaK."

  We conduct operations in our Machinery and Engines' segments under highly competitive conditions, including intense price competition. We place great emphasis upon the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines, there are numerous companies, large and small, which compete with us in the sale of each of our products.

  Machines are distributed principally through a worldwide organization of dealers, 65 located in the United States and 132 located outside the United States. Worldwide, these dealers have more than 1,400 places of business. Reciprocating engines are sold principally through the worldwide dealer organization and to other manufacturers for use in products manufactured by them. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are our dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar Turbines Incorporated and associated companies and MaK Motoren GmbH & Co. KG, respectively. Occasionally these employees are assisted by independent sales representatives.

  The Financial Products' segment also conducts business under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company.

B.  Business segments

We use a substantial number of allocations to determine business segment information because our manufacturing operations are highly integrated. Intersegment sales, which primarily represent intersegment engine sales, are valued at prices comparable to those for unrelated parties.


Years ended December 31:                                1997             1996                1995
                                                      --------         --------            --------
Sales:
  Machinery.........................................  $ 13,350         $ 11,862            $ 11,336
  Engines...........................................     5,922            4,879               4,920
Elimination of intersegment engine sales............    (1,162)            (927)               (805)
                                                      --------         --------            --------
Consolidated sales..................................    18,110           15,814              15,451
Financial Products revenues.........................       815              708                 621
                                                      --------         --------            --------
Sales and revenues..................................  $ 18,925         $ 16,522            $ 16,072
                                                      ========         ========            ========
Operating profit:
  Machinery.........................................  $  1,889         $  1,562            $  1,210
  Engines...........................................       497              395                 462
  Financial Products................................       142              114                  88
  Elimination of intersegment expenses..............        12               21                   3
                                                      --------         --------            --------
                                                         2,540            2,092               1,763
General corporate expenses..........................      (110)            (100)                (79)
                                                      --------         --------            --------
Operating profit....................................  $  2,430         $  1,992            $  1,684
                                                      ========         ========            ========
Capital expenditures -- including
  equipment leased to others:
    Machinery.......................................  $    452         $    314            $    256
    Engines.........................................       329              152                 179
    Financial Products..............................       282              263                 210
    General corporate...............................        43               42                  34
                                                      --------         --------            --------
                                                      $  1,106         $    771            $    679
                                                      ========         ========            ========
Depreciation and amortization:
  Machinery.........................................  $    370         $    372            $    375
  Engines...........................................       196              171                 172
  Financial Products................................       139              121                 102
  General corporate.................................        33               32                  33
                                                      --------         --------            --------
                                                      $    738         $    696            $    682
                                                      ========         ========            ========
December 31:
Identifiable assets:
  Machinery.........................................  $  6,632         $  6,010            $  5,122
  Engines...........................................     3,434            3,023               2,746
  Financial Products................................     7,755            6,572               5,592
                                                      --------         --------            --------
                                                        17,821           15,605              13,460
General corporate assets............................     2,184            2,422               2,894
Investments in unconsolidated
  affiliated companies..............................       751              701                 476
                                                      --------         --------            --------
Total assets........................................  $ 20,756         $ 18,728            $ 16,830
                                                      ========         ========            ========

C.  Geographic segments

Manufacturing activities of the Machinery and Engines' segments are conducted in 37 plants in the United States; five in the United Kingdom; three in China; two each in Australia, France, Germany, Italy, and Mexico; and one each in Belgium, Brazil, Canada, Hungary, Indonesia, Poland, Russia, and Sweden. Four major parts distribution centers are located in the United States and ten are located outside the United States. Financial Products' segment activity is primarily conducted in the United States, with additional business activity conducted in Asia, Australia, Canada, Chile, Europe, and Mexico.

NOTES continued
(Dollars in millions except per share data)
--------------------------------------------------------------------------------

     We are a highly integrated company. The products of our manufacturing operations located outside the United States, in most instances, consist of components manufactured or purchased locally which are assembled with components transferred from other sources within our company. As a result, the profits of these operations do not bear any definite relationship to their assets. Therefore, financial information of the individual geographic segments cannot be viewed in isolation. Intersegment sales are valued at prices comparable to those for unrelated parties.

     Geographic segments are based on the location of the manufacturing operations, which either manufactures or purchases products, for Machinery and Engines.


Years ended December 31:                    1997       1996       1995
                                           ------     ------     ------
Sales:
  United States..........................  $14,468    $13,042    $12,191
  Europe.................................    3,225      2,214      2,638
  All other..............................    1,287      1,138      1,200
Elimination of intersegment sales from:
  United States..........................     (459)      (265)      (308)
  Europe.................................     (192)      (135)      (125)
  All other..............................     (219)      (180)      (145)
                                           -------    -------    -------
Consolidated sales.......................   18,110     15,814     15,451
Revenues:
  United States..........................      612        534        482
  All other..............................      203        174        139
                                           -------    -------    -------
Sales and revenues.......................  $18,925    $16,522    $16,072
                                           =======    =======    =======
Operating profit:
    Machinery and Engines:
    United States........................  $ 1,976    $ 1,708    $ 1,356
    Europe...............................      310        166        206
    All other............................      100         83        110
                                           -------    -------    -------
                                             2,386      1,957      1,672
                                           -------    -------    -------
  Financial Products:
    United States........................      126         98         81
    All other............................       16         16          7
                                           -------    -------    -------
  Total Financial Products...............      142        114         88
                                           -------    -------    -------
  Elimination of intersegment expenses...       12         21          3
  General corporate expenses.............     (110)      (100)       (79)
                                           -------    -------    -------
Operating profit.........................  $ 2,430    $ 1,992    $ 1,684
                                           =======    =======    =======
December 31:
Identifiable assets:
  Machinery and Engines:
  United States........................    $ 7,388    $ 6,495    $ 5,836
  Europe...............................      1,668      1,702      1,229
  All other............................      1,010        836        803
                                           -------    -------    -------
                                            10,066      9,033      7,868
                                           -------    -------    -------
  Financial Products:
    United States........................    5,311      4,687      4,042
    All other............................    2,444      1,885      1,550
                                           -------    -------    -------
  Total Financial Products...............    7,755      6,572      5,592
                                           -------    -------    -------
                                            17,821     15,605     13,460
  General corporate assets...............    2,184      2,422      2,894
Investments in unconsolidated
  affiliated companies...................      751        701        476
                                           -------    -------    -------
Total assets.............................  $20,756    $18,728    $16,830
                                           =======    =======    =======

D.  Non-U.S. sales

Sales outside the United States (based on dealer location) were 51% of consolidated sales for 1997 and 1996, and 52% for 1995.


Years ended December 31:                    1997       1996       1995
                                           ------     ------     ------
Sales of U.S. manufactured product:
  Asia/Pacific...........................  $1,686     $1,743     $1,505
  Latin America..........................   1,101        913        829
  Europe.................................   1,067      1,065      1,005
  Canada.................................   1,048        748        852
  Africa/Middle East.....................     757        767        644
                                           ------     ------     ------
                                            5,659      5,236      4,835
                                           ------     ------     ------
Sales of non-U.S. manufactured product:
  Asia/Pacific...........................     788        817        785
  Latin America..........................     601        325        354
  Europe.................................   1,552      1,301      1,681
  Canada.................................     158         75        104
  Africa/Middle East.....................     426        384        270
                                           ------     ------     ------
                                            3,525      2,902      3,194
                                           ------     ------     ------
Total sales outside the United States:
  Asia/Pacific...........................   2,474      2,560      2,290
  Latin America..........................   1,702      1,238      1,183
  Europe.................................   2,619      2,366      2,686
  Canada.................................   1,206        823        956
  Africa/Middle East.....................   1,183      1,151        914
                                           ------     ------     ------
                                           $9,184     $8,138     $8,029
                                           ======     ======     ======

21.  Acquisition of Perkins Engines
================================================================================
On December 11, 1997, we announced an agreement with LucasVarity plc to acquire the assets of Perkins Engines, LucasVarity's diesel engine subsidiary. Perkins is a leading manufacturer of small to medium diesel engines, and its 1996 sales were approximately $1,100. The addition of Perkins to our existing engine business will create a global full-line producer of reciprocating and turbine engines. A purchase price of $1,325 was agreed upon subject to closing date adjustments. We will pay for this acquisition using a combination of existing cash and new debt. The acquisition will be accounted for using the purchase method of accounting. It is anticipated that the acquisition will be finalized during the first quarter of 1998.

22.  Selected quarterly financial results (unaudited)
================================================================================

                                                         1997 Quarter
                                           ----------------------------------------
                                             1st        2nd        3rd        4th
                                           -------    -------    -------    -------
Sales and revenues.......................  $ 4,262    $ 4,870    $ 4,600    $ 5,193
Less: Revenues...........................      190        194        215        216
                                           -------    -------    -------    -------
Sales....................................    4,072      4,676      4,385      4,977
Cost of goods sold.......................    2,981      3,450      3,278      3,665
                                           -------    -------    -------    -------
Gross margin.............................    1,091      1,226      1,107      1,312
Profit...................................      394        435        385        451
Profit per share of common stock.........  $  1.04    $  1.15    $  1.03    $  1.22
Profit per share of common stock
  -- assuming dilution...................  $  1.03    $  1.13    $  1.01    $  1.20

                                                         1996 Quarter
                                           ----------------------------------------
                                             1st        2nd        3rd        4th
                                           -------    -------    -------    -------
Sales and revenues.......................  $ 3,844    $ 4,180    $ 4,033    $ 4,465
Less: Revenues...........................      162        172        184        190
                                           -------    -------    -------    -------
Sales....................................    3,682      4,008      3,849      4,275
Cost of goods sold.......................    2,780      2,976      2,905      3,171
                                           -------    -------    -------    -------
Gross margin.............................      902      1,032        944      1,104
Profit...................................      296        374        310        381
Profit per share of common stock.........  $   .76    $   .97    $   .81    $  1.00
Profit per share of common stock
  -- assuming dilution...................  $   .76    $   .96    $   .80    $   .98


Five-year Financial Summary                                     Caterpillar Inc.
(Dollars in millions except per share data)
--------------------------------------------------------------------------------

Years ended December 31,                           1997            1996          1995          1994         1993
                                                 ---------        ------        ------        ------       ------
Sales and revenues.............................  $  18,925        16,522        16,072        14,328       11,615
  Sales........................................  $  18,110        15,814        15,451        13,863       11,235
    Percent inside the United States...........        49%           49%           48%           51%          51%
    Percent outside the United States..........        51%           51%           52%           49%          49%
  Revenues.....................................  $     815           708           621           465          380
Profit(1)......................................  $   1,665         1,361         1,136           955          652
Profit per share of common stock(1)(2).........  $    4.44          3.54          2.86          2.35         1.61
Profit per share of common stock -
        assuming dilution(1)(2)................  $    4.37          3.50          2.84          2.33         1.60
Dividends declared per share of common stock...  $     .95           .78           .65           .32          .15
Return on average common stock equity..........      37.9%         36.3%         36.1%         37.4%        34.6%
Capital expenditures:
  Property, plant, and equipment...............  $     824           506           464           501          417
  Equipment leased to others...................  $     282           265           215           193          215
Depreciation and amortization..................  $     738           696           682           683          668
Research and engineering expenses..............  $     700           570           532           435          455
  As a percent of sales and revenues...........       3.7%          3.4%          3.3%          3.0%         3.9%
Wages, salaries, and employee benefits.........  $   3,773         3,437         2,919         3,146        3,038
Average number of employees....................     58,366        54,968        54,263        52,778       50,443

December 31,
Total assets:
  Machinery and Engines........................  $  13,001        12,156        11,238        11,582       11,131
  Financial Products...........................  $   7,755         6,572         5,592         4,668        3,676
Long-term debt due after one year:
  Machinery and Engines........................  $   2,367         2,018         2,049         1,934        2,030
  Financial Products...........................  $   4,575         3,069         1,915         2,336        1,865
Total debt:
  Machinery and Engines........................  $   2,474         2,176         2,219         2,037        2,387
  Financial Products...........................  $   6,094         5,283         4,181         3,866        3,041
Percent of total debt to total debt
  and stockholders' equity
  (Machinery and Engines)......................      34.6%         34.6%         39.6%         41.2%        52.1%


(1) 1993 profit was after extraordinary loss on early retirement of debt; profit before extraordinary loss was $681, $1.68 per share of common stock.
(2) Computed on weighted-average number of shares outstanding.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

The discussions of Results of Operations and Liquidity and Capital Resources are grouped as follows:

  Consolidated - represents the consolidated data of Caterpillar Inc. and all its subsidiaries (affiliated companies that are more than 50% owned).

  Machinery and Engines - company operations excluding the Financial Products subsidiaries. This category consists primarily of the company's manufacturing, marketing, and parts distribution operations, which are highly integrated. Unless attributed to a particular subsidiary, items discussed in Management's Discussion and Analysis reflect the consolidated effect of contributions by worldwide operations.

  Financial Products - the company's Financial Products subsidiaries, primarily Caterpillar Financial Services Corporation (Cat Financial) and Caterpillar Insurance Services Corporation. Cat Financial and its subsidiaries in the Americas, Australia, and Europe derive earnings from financing sales and leases of Caterpillar products and noncompetitive related equipment and from loans extended to Caterpillar customers and dealers. Caterpillar Insurance Services Corporation provides insurance services to Caterpillar dealers and customers to help support their purchase and financing of Caterpillar equipment.

RESULTS OF OPERATIONS

1997 COMPARED WITH 1996

Profit for 1997 was up 22% on a 15% increase in sales and revenues. Profit per share of common stock increased 25%, reflecting the impact of the higher profit and the ongoing share repurchase program. Profit of $1.67 billion or $4.44 per share was the best in our history, an improvement of $304 million over profit of $1.36 billion or $3.54 per share in 1996. Sales and revenues of $18.93 billion were $2.40 billion higher and also an all-time record. An increase in physical sales volume of 15% was the most significant factor contributing to the higher sales and revenues, and profit.

Machinery and Engines

Sales of Machinery and Engines were $18.11 billion, an increase of $2.30 billion or 15% from 1996. The higher sales resulted from a 15% increase in physical sales volume. Profit before tax was $2.21 billion, an improvement of $420 million or 23% from last year. The primary reason for the improved profit was the higher physical sales volume, which resulted from higher machine and engine sales inside and outside the United States.

  Price realization was about the same as price increases taken over the past year and a favorable change in geographic sales mix was more than offset by the effect of the stronger dollar on sales denominated in currencies other than the U.S.

  Margin (sales less cost of goods sold) of $4.74 billion increased $754 million or 19% over 1996. Margin as a percent of sales was 26.2%, up from 25.2%, primarily because of the favorable impact of higher physical sales volume and price increases taken over the past year. Partially offsetting these favorable items were increased fixed manufacturing costs and an unfavorable change in product sales mix.

  The increased fixed manufacturing costs were primarily in support of major growth initiatives and product line expansions that include electric power generation, agricultural products, mining systems, and compact machines.

  The unfavorable change in product sales mix was primarily the result of selling a higher percentage of mid-range truck engines, and a change in the mix of turbine products.

  Selling, general, and administrative (SG&A) expenses were $1.93 billion compared with $1.72 billion in 1996. The $217 million increase primarily reflects increased spending levels in support of major growth initiatives and product line expansions. The effect of inflation on costs also contributed to the increase. SG&A expenses, as a percent of sales, were 10.7%, down slightly from 10.8% in 1996.

  Research and development (R&D) expenses of $528 million were up $118 million from 1996. The increase reflects expected higher spending in support of new and improved products. R&D expenses, as a percent of sales, were 2.9%, up from 2.6% in 1996.

  Operating profit of $2.28 billion was $419 million or 23% higher than 1996. Operating profit, as a percent of sales, was 12.6% compared with 11.7% a year ago. Operating profit rates have continued to grow, a result of balancing favorable margin growth with controlled spending for SG&A and R&D to enhance longer-term growth.

  Interest expense of $219 million was $25 million higher than a year ago, mostly due to higher average debt levels.

  Other income/expense was income of $153 million compared with income of $127 million last year. The increase of $26 million is primarily due to several small favorable items, partially offset by an unfavorable change in foreign exchange gains and losses.

Financial Products

Financial Products' revenues of $839 million were a record, up $107 million or 15% compared with 1996, primarily the result of Cat Financial's larger portfolio.

  Selling, general, and administrative expenses were up $22 million, primarily due to Cat Financial's higher depreciation on leased equipment and other increases due to growth, partially offset by a favorable reserve adjustment at Caterpillar Insurance Co. Ltd. (Cat Insurance). Interest expense was up $57 million due to increased borrowings to support the larger portfolio. Other income/expense was income of $61 million, an increase of $24 million from a year ago. The increase in other income was primarily the result of higher gains on sales of used equipment, exchange gains, and increased use of securitization by Cat Financial, and higher investment income at Cat Insurance.

  Before-tax profit was a record $203 million, up $52 million or 34% from last year. The increase resulted primarily from the continued growth of Cat Financial and favorable reserve adjustments at Cat Insurance.

Income Taxes

The provision for income taxes was $796 million, compared with $613 million last year. The $183 million increase reflects the higher before-tax profit and a higher effective tax rate of 33% compared with 31.6% for 1996. The higher tax rate accounted for $34 million of the increase.

                                                                Caterpillar Inc.

--------------------------------------------------------------------------------

Unconsolidated Affiliated Companies

Our share of unconsolidated affiliated companies' results was $48 million, up $15 million from a year ago. Profits from F.G. Wilson, L.L.C., an affiliate acquired in 1996, along with higher profits at Shin Caterpillar Mitsubishi Ltd. were the primary reasons for the increase from 1996.

1997 SALES

Caterpillar worldwide sales were a record $18.11 billion in 1997, a $2.30 billion or 15% increase over 1996, due to higher physical sales volume. Sales increases in the United States accounted for about half the total increase. Gains also were registered in Latin America, Canada, Europe/Commonwealth of Independent States (CIS), and Africa/Middle East. Sales declined slightly in the Asia/Pacific region.

Sales by Business Segment

                        1997    1996    1995
                        --------------------
                              (Billions)
Machinery..........     $13.35  $11.86  $11.33
Engines............       4.76    3.95    4.12
                        ------  ------  ------
                        $18.11  $15.81  $15.45
                        ======  ======  ======

Worldwide sales for the Machinery segment increased 13% from 1996, setting another all-time record. Most of the improvement was due to higher physical sales volume resulting from higher dealer sales to end users. Company sales were higher in most key applications including construction, sand and quarry operations, and forestry.

  Engine segment sales increased 21% from 1996 levels after a decline in 1996. The improvement reflected higher end-user demand for reciprocating gas and diesel engines as well as turbines. Company sales were higher in all key applications including on-highway trucks, power generation, oil and gas, industrial, and marine. Sales were also higher due to the acquisition of MaK Motoren GmbH & Co. KG on December 31, 1996.

Caterpillar Sales Inside the United States

                         1997    1996    1995
                        ----------------------
                            (Billions)
Machinery............   $ 6.71  $ 5.89  $ 5.49
Engines..............     2.22    1.78    1.93
                        ------  ------  ------
                        $ 8.93  $ 7.67  $ 7.42
                        ======  ======  ======

Caterpillar sales inside the United States were $8.93 billion, a $1.25 billion or 16% increase over 1996. Both machinery and engine segment sales exceeded last year's levels due primarily to higher physical sales volume as improved end-user demand more than offset a slowdown in machine inventory accumulation. Higher price realization in both segments also contributed to the increase in company sales.

   Sales inside the United States represented 49% of the worldwide total, unchanged from 1996.

Dealer Machine Sales to End Users
Inside the United States

The United States economy registered very good growth in 1997 with Gross Domestic Product (GDP) increasing about 3.7%, considerably better than the 2.5% rate for 1996. This pickup in growth combined with higher construction and mining activity led to increased industry demand for construction and mining equipment. A healthy farm economy also boosted industry demand for agricultural equipment. With total industry demand up, dealer machine sales to end users increased in both the construction and commodity sectors.

  Sales of machines to end users rose in two of the three key construction sectors:

        . Highway sales increased in response to higher construction spending. . Sales to the housing sector also increased as housing starts remained strong.
        . Commercial, industrial, and government building sector sales remained near 1996 levels despite growth in private and public building construction.

   Sales to end users rose in all but one key commodity sector:

        .   Coal mining sales rose reflecting higher mine production.
        .   Sales to the sand and quarry sector of mining also were higher in response to higher construction activity.
        .   Agricultural-related sales increased, reflecting a healthy farm economy and strong industry demand.
        .   Sales to the forestry sector rose in response to higher lumber and pulp production. Lumber prices were higher while pulp prices were lower.
        .   Metal mining-related sales declined reflecting lower metals prices.

   Sales to end users increased in industrial applications but declined in landfill applications.

  Deliveries to dealers' dedicated rental fleets increased in 1997 as in 1996 and constituted about one-third of all dollar deliveries to U.S. dealers.

Engine Sales to End Users and
OEMs Inside the United States

Engine sales increased primarily as a result of better economic growth and higher industry demand.

        .   On-highway truck engine sales to Original Equipment Manufacturers
            (OEMs) rose reflecting an increase in industrial production.

        . Reciprocating engine sales to users also increased with a large gain in oil and gas applications. Sales to marine, power generation, and industrial applications also rose.

        . Turbine sales increased due to a gain in deliveries to oil and gas applications. Sales into power generation remained near 1996 levels.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

--------------------------------------------------------------------------------

Caterpillar Sales Outside the United States

                         1997    1996    1995
                        ----------------------
                              (Billions)

Machinery.............  $ 6.64  $ 5.97  $ 5.84
Engines...............    2.54    2.17    2.19
                        ______  ______  ______
                        $ 9.18  $ 8.14  $ 8.03
                        ======  ======  ======

--------------------------------------------------------------------------------

Caterpillar sales outside the United States were $9.18 billion, a $1.05 billion or 13% increase from 1996. These sales represented 51% of worldwide sales, the same percentage as 1996. Sales were higher in Latin America, Canada, Europe/CIS, and Africa/Middle East. Sales declined slightly in the Asia/Pacific region.

  Machinery segment sales surpassed 1996 levels as higher sales volume more than offset a decline in price realization. The improvement in sales volume resulted from an increase in industry demand and higher dealer inventory levels.

  Engine segment sales also surpassed last year's levels due to higher physical sales volume. Sales of diesel and gas reciprocating engines rose with gains in on-highway truck, marine, power generation, and industrial applications. Sales of turbines also increased with gains in both power generation and oil and gas applications.

Europe/CIS

Sales rose 11% reflecting higher machine and engine sales. Sales were higher in Germany and Spain, lower in France, and about the same in Italy and the United Kingdom. Industry demand for machines declined slightly due to tight fiscal policies, but sales to end users remained near 1996 levels due to a higher share of industry sales. Company sales of machines rose primarily as a result of dealers replenishing their new machine inventory. Industry demand for engines, however, was higher leading to improved engine sales.

  Sales to Central Europe were lower primarily due to economic difficulties in the Czech Republic. Sales also declined in the CIS reflecting continued economic sluggishness and high levels of political uncertainty, particularly in Russia.

Asia/Pacific

Sales declined 3% for the year reflecting the impact of the currency crisis on the region's economy. Industry demand for machines declined sharply in the second half of the year in a number of Southeast Asia countries including Thailand, Indonesia, Malaysia, and the Philippines. As a result, sales to end users for the entire year slipped below 1996 levels.

  In China (including Hong Kong), both company sales and sales to end users declined reflecting slower economic growth.

  In Australia, both company sales and sales to end users fell as economic growth slowed and commodity prices declined.

  In Japan, sales of imported product were higher for the year due to a surge in demand during the first quarter in advance of the April 1 sales tax increase. After the first quarter, both the economy and sales of imported product weakened.

  Sales of turbines increased for the region in 1997, with especially strong sales in Australia and developing Asia. Sales of reciprocating engines remained near 1996 levels.

Latin America

Sales rose 38% due to a rebound in economic activity throughout most of the region. Sales of both machines and engines were higher with sizable gains in Brazil, Mexico, Peru, Chile, and Argentina, all of which registered good economic growth. End-user demand for machines was higher in all key construction sectors as well as metal and nonmetal mining. Lower demand was registered only in coal mining and agricultural applications.

Canada

Sales rose 46%, reflecting excellent economic growth and an increase in industry demand for both machines and engines. Sales of machines to end users rose in all applications except metal mining. Company engines sales were higher with gains in all key applications.

Africa/Middle East

Sales rose 3% for the region as a whole, despite slightly lower machine sales to end users. Large gains were registered in the Middle East, with most of the improvement coming from higher sales in Turkey and Saudi Arabia. Sales were lower in Africa, including the country of South Africa. Sales of reciprocating engines were higher, while sales of turbines declined.

Dealer Inventories of Machines

United States dealers' new machine inventories increased in 1997 in response to a good economy and strong industry demand. At year-end 1997, inventories were slightly above normal relative to current selling rates. Outside the United States, dealers' new machine inventories also increased and ended the year slightly above normal relative to current selling rates.

FOURTH-QUARTER 1997
COMPARED WITH FOURTH-QUARTER 1996

Fourth-quarter sales and revenues increased 16% while profit rose 18%. Profit per share was up 22%, reflecting the impact of the higher profit and the ongoing share repurchase program. Profit of $451 million or $1.22 per share was $70 million or 22 cents per share higher than fourth-quarter 1996 profit of $381 million or $1.00 per share. Physical sales volume increased 17% and was the most significant factor contributing to the increased profit.

Machinery and Engines

Profit before tax of $600 million increased 24% or $115 million from last year's fourth quarter. Sales of Machinery and Engines of $4.98 billion rose 16%. The higher sales resulted from the 17% increase in physical sales volume, partially offset by 1% lower price realization.

The increase in physical sales volume was primarily the result of higher machine and engine sales inside and outside the United States. Price realization was about 1% lower, as price increases taken over the past year were more than offset by the effect of the stronger dollar on sales denominated in currencies other than the U.S. and higher sales discounts.

                                                                Caterpillar Inc.

--------------------------------------------------------------------------------

  Margin of $1.31 billion increased $208 million from the fourth quarter a year ago. Margin as a percent of sales was 26.4%, up from 25.8% a year ago. The favorable impact of higher physical sales volume and price increases taken over the past year was partially offset by increased fixed manufacturing costs and higher sales discounts. The increased manufacturing costs were primarily in support of major growth initiatives and product line expansions. The net effect of the stronger dollar on the margin rate was minimal.

  Selling, general, and administrative expenses were $544 million, compared with $497 million during the fourth-quarter 1996. The $47 million increase primarily reflects increased spending levels in support of major growth initiatives and product line expansions, and the effect of inflation on costs. Partially offsetting these items were lower incentive pay expense compared with the fourth quarter a year ago and the favorable effect of the stronger dollar on costs.


  Research and development expenses of $144 million increased $33 million from fourth-quarter 1996. The increase reflects expected higher spending in support of new and improved products.

  Operating profit was $624 million, up $128 million from the fourth quarter a year ago. Operating profit, as a percent of sales, was 12.5% compared with 11.6% a year ago.

  Interest expense was $8 million higher than fourth quarter a year ago mostly due to higher average debt levels.

  Other income/expense was income of $32 million compared with income of $37 million last year. The change primarily reflects an unfavorable change in foreign exchange gains and losses.

Financial Products

Financial Products' fourth-quarter revenues were a record $222 million, up $26 million compared with fourth-quarter 1996, primarily due to Cat Financial's portfolio growth.

  Before-tax profit was $56 million, an improvement of $21 million from last year's fourth quarter. The increase resulted primarily from Cat Financial's continued portfolio growth and favorable reserve adjustments at Cat Insurance.

Income Taxes

The provision for income taxes was $217 million, compared with $151 million for the fourth quarter last year. The increase was primarily due to the higher before-tax profit. Fourth-quarter 1996 tax expense reflected an effective tax rate of 29% which included a favorable adjustment of $13 million to recognize the impact of a tax rate change from that used for the first three quarters of the year. Fourth-quarter 1997 tax expense reflects an effective tax rate of 33%.


Unconsolidated Affiliated Companies

Our share of unconsolidated affiliated companies' results was $12 million, the same as a year ago.

FOURTH-QUARTER 1997
COMPARED WITH THIRD-QUARTER 1997

Fourth-quarter profit of $451 million or $1.22 per share was $66 million higher than third-quarter profit of $385 million or $1.03 per share. A 14% increase in physical sales volume was the most significant factor contributing to the higher profit.

Machinery and Engines

Profit before tax for Machinery and Engines was $600 million, a $108 million increase from the previous quarter. Sales of $4.98 billion increased $592 million primarily because of the 14% higher physical sales volume. Price realization was about 1% lower.

The increase in physical sales volume was primarily the result of higher machine and engine sales outside the United States. Machine and engine sales inside the United States were also higher. Price realization was lower due to higher sales discounts.

Margin was $205 million higher than the third quarter, primarily the result of higher physical sales volume. As a percent of sales, the margin rate was 26.4% compared with 25.2% last quarter. The higher margin rate was primarily due to the higher physical sales volume and a favorable product sales mix, partially offset by the higher sales discounts.

The net effect of the dollar on the margin rate was minimal.

Selling, general, and administrative expenses were $544 million, up $63 million from the third quarter. The increase was somewhat typical, as the fourth quarter is generally a higher cost quarter for these types of expenses. However, the increase is also reflective of increased spending levels in support of major growth initiatives and product line expansions.

Research and development expenses of $144 million were up $12 million from the third quarter. The increase reflects continued higher spending in support of new and improved products.

Operating profit of $624 million increased $130 million. As a percent of sales, operating profit was 12.5% compared with 11.3% in the third quarter.

Interest expense of $56 million was about the same as the third quarter.

Other income/expense was income of $32 million compared with $51 million last quarter. The change reflects the absence of several small favorable items recorded during the third quarter.

Financial Products

Financial Products' revenues of $222 million were up $1 million from the third quarter. Before-tax profit was $56 million, an increase of $6 million. The increase in profit resulted primarily from increased investment income at Cat Insurance.

Income Taxes

Income tax expense of $217 million increased $51 million from the previous quarter. The increase reflects the higher profit before tax and the absence of a favorable adjustment of $12 million in the third quarter to recognize the impact of the tax rate change for the first half of the year from 34% to 33%.

Unconsolidated Affiliated Companies

Our share of unconsolidated affiliated companies' results was $12 million, an increase of $3 million from the previous quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

--------------------------------------------------------------------------------

1996 COMPARED WITH 1995

Profit for 1996 was $1.36 billion or $3.54 per share of common stock, an improvement of $225 million over profit of $1.14 billion or $2.86 per share for 1995. Sales and revenues of $16.52 billion were $450 million higher than last year.

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

  Selling, general, and administrative expenses were $1.72 billion, compared with $1.48 billion in 1995. The $232 million increase reflects higher spending levels in support of expanded operations and major initiatives to enhance long-term growth, the effect of inflation on costs and higher incentive pay expense.

  Research and development expenses were up $35 million from 1995. The increase primarily reflects continuing high levels of activity for new product introductions and higher incentive pay expense.

  Operating profit of $1.86 billion was $264 million higher than 1995. Operating profit as a percent of sales was 11.7% compared with 10.3% a year ago.

  Interest expense of $194 million was about the same as a year ago.

  Other income/expense was income of $127 million compared with income of $92 million last year. The increase of $35 million is primarily due to a favorable change in foreign exchange gains and losses, higher interest income, and several small favorable items recorded in 1996. Partially offsetting these favorable items was the absence of a $10 million reimbursement recorded in 1995 under the company's insurance coverage for the settlement of two class action complaints.

Financial Products
Before-tax profit for Financial Products was a record $151 million, up $30 million from 1995. The increase resulted primarily from a larger portfolio of earning assets at Cat Financial and gains recognized on the sale of securities at Cat Insurance. Partially offsetting these favorable items was the absence of an $11 million pre-tax gain recorded in 1995 for interest rate caps written by Cat Financial. (The caps were terminated during second-quarter 1995.)

  Revenues of $732 million were a record and were up $88 million, primarily the result of Cat Financial's larger portfolio. Selling, general, and administrative expenses were up $39 million, primarily due to Cat Financial's higher depreciation on leased equipment and other increases due to a larger portfolio. Interest expense was up $23 million due to increased borrowings to support the larger portfolio, partially offset by lower borrowing rates. Other income/expense was income of $37 million, an increase of $4 million from a year ago.

Income Taxes
Income tax expense was $613 million, $112 million higher than a year ago. The increase primarily reflects higher before-tax profit. The effective tax rate was 31.6% compared with 31.0% for 1995.

Unconsolidated Affiliated Companies
Our share of unconsolidated affiliated companies' results was $33 million, up $11 million from a year ago. Profits from new unconsolidated affiliates F.G. Wilson, L.L.C. and Caterpillar Elphinstone Pty. Ltd. along with higher profits at Shin Caterpillar Mitsubishi Ltd. were the primary reasons for the increase from 1995.

LIQUIDITY & CAPITAL RESOURCES
-----------------------------
Consolidated operating cash flow totaled $2.10 billion for 1997, compared with $1.78 billion for 1996.

  Total debt at year-end 1997 was $8.57 billion, an increase of $1.11 billion from year-end 1996. Over this period, debt related to Machinery and Engines increased $298 million, to $2.47 billion, while debt related to Financial Products increased $811 million to $6.09 billion.

  During 1995, we announced a plan to repurchase up to 10% of our outstanding common stock over three to five years. From inception in June 1995 to the end of 1997, 36 million shares have been repurchased under the plan. The number of shares outstanding at December 31, 1997, was 368 million. When the 10% share repurchase program is complete, we will have approximately 360 million shares outstanding. We anticipate this program will be completed in 1998.

Machinery and Engines
Operating cash flow totaled $1.80 billion for 1997, compared with $1.46 billion for 1996. The increase in operating cash flow primarily results from the increase in profits over the same period a year ago.

  Capital expenditures, excluding equipment leased to others, totaled $819 million for 1997, compared with $500 million a year ago.

                                                                Caterpillar Inc.

--------------------------------------------------------------------------------

  During 1997, debt related to Machinery and Engines increased from the issuance of $300 million of 100-year debentures and a new $162 million capital lease obligation, collateralized by leased manufacturing equipment and a security deposit. We also retired $115 million of medium-term notes during 1997. The percent of debt to debt plus stockholders' equity was 35% at both December 31, 1997 and 1996.

Financial Products
Operating cash flow totaled $323 million for 1997, compared with $331 million for 1996. Cash used to purchase equipment leased to others totaled $277 million for 1997. In addition, 1997 net cash used for finance receivables was $1.21 billion, compared with $970 million for 1996.

  Financial Products' debt was $6.09 billion at December 31, 1997, an increase of $811 million from December 31, 1996, and was primarily comprised of $3.32 billion of medium-term notes, $145 million of notes payable to banks and $2.54 billion of commercial paper. At the end of 1997, finance receivables past due over 30 days were 1.7%, compared with 2.1% at the end of 1996. The ratio of debt to equity of Cat Financial was 7.8:1 at both December 31, 1997 and 1996.

  Financial Products had outstanding credit lines totaling $3.84 billion at December 31, 1997, which included $2.25 billion of shared revolving credit agreements with Machinery and Engines. These credit lines are with a number of banks and are considered support for the company's outstanding commercial paper, commercial paper guarantees, the discounting of bank and trade bills, and bank borrowings.

Reclassification
During 1997, management reclassified $779 million of short-term borrowings to long-term debt due after one year. This reclassification reflects a change in management's intent to finance for periods greater than a year certain portions of debt under revolving credit agreements. For purposes of improving comparability, $555 million was reclassified at December 31, 1996, from short-term borrowings to long-term debt due after one year. This change impacted the Consolidated and Financial Products' portions of the financial position, but had no impact on the Machinery and Engines' portion. Furthermore, this change had no impact on the results of operations. All yearly comparisons for 1997 and 1996 are with the reclassified amounts.

Dividends paid per share of common stock
Quarter                     1997      1996       1995
-----------------------------------------------------
First....................  $ .20     $ .18      $ .13
Second...................    .20       .17        .12
Third....................    .25       .20        .18
Fourth...................    .25       .20        .17
                           -----     -----      -----
                           $ .90     $ .75      $ .60
                           =====     =====      =====
-----------------------------------------------------

EMPLOYMENT
----------
At year end, our worldwide employment was 59,863 compared with 57,026 one year ago. Hourly employment increased 1,208 to 34,248; salaried and management employment increased 1,629 to 25,615.

Year-End Employment                1997             1996
---------------------------------------------------------
Inside United States...           39,722           38,571
Outside United States
  Europe............... 12,627             11,953
  Latin America........  5,340              4,540
  Asia/Pacific.........  1,843              1,746
  Canada...............    219                127
  Other................    112                 89
                        ------             ------
Total Outside..........           20,141           18,455
                                  ------           ------
Total Employment.......           59,863           57,026
                                  ======           ======
---------------------------------------------------------

OTHER MATTERS
-------------
ENVIRONMENTAL MATTERS
The company is regulated by federal, state, and international environmental laws governing our use of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.
  We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In doing that estimate, we do not consider amounts expected to be recovered from insurance companies and others.
  The amount set aside for environmental clean-up is not material and is included in "Accounts payable and accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.
  We cannot estimate costs on sites in the very early stages of clean-up. Currently, we have five of these sites and there is no more than a remote chance that a material amount for clean-up will be required.
  The United States Environmental Protection Agency (EPA) has issued conditional certificates of conformity with the Clean Air Act for Caterpillar's 1998 model year heavy-duty diesel engines. The EPA has issued similar conditional certificates to other heavy-duty diesel engine manufacturers as well. The EPA is reviewing the impact of advanced electronic control technologies on the emissions compliance of heavy-duty trucks in certain operating conditions and whether the use of such technologies is consistent with the Clean Air Act's requirements. Caterpillar and the other manufacturers are responding to the EPA requests for information and are engaged in discussions with them and the United States Department of Justice in an effort to resolve this issue. We do not expect the outcome of this matter to have a material impact on our financial position or results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS
I. Market Risk and Risk Management Policies
Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates, and commodity prices. Our risk management policy includes the use of derivative financial instruments to manage foreign currency exchange rate, interest rate, and commodity price exposures.

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

--------------------------------------------------------------------------------

Foreign Currency Exchange Rate

Foreign currency exchange rate movements create a degree of risk to our operations by affecting:

     .  The U.S. dollar value of sales made in foreign currencies, and

     .  The U.S. dollar value of costs incurred in foreign currencies.

  Foreign currency exchange rate movements also affect our competitive position, as exchange rate changes may affect business practices and/or pricing strategies of non-U.S. based competitors.

  Our general policy is to use foreign currency derivative instruments as needed to operate our business and protect our interests. We enter into foreign currency derivative instruments only to manage risk -- not as speculative instruments. We buy and sell currencies only to cover business needs and to protect our financial and competitive position. Our general approach is to manage future foreign currency cash flow for Machinery and Engines' operations and net foreign currency balance sheet exposures for Financial Products' operations.

  Our Machinery and Engines' operations manufacture products in, and purchase raw materials from, many locations around the world. Consequently, our cost base is well diversified over a number of European, Asia/Pacific, and Latin American currencies, as well as the U.S. dollar. This diversified cost base serves to counterbalance the cash flow and earnings impact of non-U.S. dollar revenues and, therefore, minimizes the effect of exchange rate movements on consolidated earnings. We use derivative financial instruments to manage the currency exchange risk that results when the cash inflows and outflows by currency are not completely matched.

  In managing foreign currency for Machinery and Engines' operations, our objective is to maximize consolidated after-tax U.S. dollar cash flow. To this end, our policy allows for actively managing:

     . Cash flow related to firmly committed foreign currency transactions; . Anticipated foreign currency cash flow for the future rolling twelve-
        month period; and
     .  Any hedges (derivative instruments) that are outstanding.

  We limit the types of derivative instruments we use to forward exchange contracts and foreign currency option contracts (net purchased option contracts). When using forward exchange contracts, we are protected from unfavorable exchange rate movements, but have given up any potential benefit from favorable changes in exchange rates. Purchased option contracts, on the other hand, protect us from unfavorable rate movements while permitting us to benefit from the effect of favorable exchange rate fluctuations. We do not use historic rate rollovers or leveraged options, nor do we sell or write foreign currency options, except in the case of combination option contracts that limit the unfavorable effect of exchange rate movements, while allowing a limited potential benefit from favorable exchange rate movements. The forward exchange or foreign currency option contracts that we use are not exchange traded.

  Each month, our financial officers approve the company's outlook for expected currency exchange rate movements, as well as the policy on desired future foreign currency cash flow positions (long, short, balanced) for those currencies in which we have significant activity. Financial officers receive a daily report on currency exchange rates, cash flow exposure, and open foreign currency hedges. Expected future cash flow positions and strategies are continuously monitored. Foreign exchange management practices, including the use of derivative financial instruments, are presented to the Audit Committee of our Board of Directors at least annually.

  In managing foreign currency risk for our Financial Products' operations, our objective is to minimize earnings volatility resulting from the translation of net foreign currency balance sheet positions. We use forward exchange contracts to offset the risk when the currency of our receivable portfolio does not match the currency of our debt portfolio.

Interest Rate
We use various interest rate derivative instruments, including interest rate swap agreements, interest rate cap (option) agreements, and forward rate agreements to manage exposure to interest rate changes and lower the cost of borrowed funds. All interest rate derivative instruments are linked to debt instruments upon entry. We enter into such agreements only with those financial institutions with strong bond ratings which, in the opinion of management, virtually negates exposure to credit loss.

  Our Financial Products' operations have a "match funding" objective whereby the interest rate profile (fixed rate or floating rate) of their debt portfolio must match the interest rate profile of their receivable, or asset portfolio within specified boundaries. In connection with that objective, we use interest rate derivative instruments to modify the debt structure to match the receivable portfolio. This "match funding" reduces the risk of deteriorating margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move. We also use these instruments to gain an economic and/or competitive advantage through lower cost of borrowed funds. This is accomplished by changing the characteristics of existing debt instruments or entering into new agreements in combination with the issuance of new debt.

Commodity Prices
Our Machinery and Engines' operations are subject to commodity price risk, as the price we must pay for raw materials changes with movements in underlying commodity prices. We use commodity swap and option agreements to reduce this risk. However, our use of these types of derivative financial instruments is not material.

II. Sensitivity
Exchange Rate Sensitivity
Based on the anticipated and firmly committed cash inflows and outflows for our Machinery and Engines' operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 1998 cash flows for our Machinery and Engines' operations by $92 million.

                                                                Caterpillar Inc.

--------------------------------------------------------------------------------

  Since our policy for Financial Products' operations is to hedge the foreign exchange risk when the currency of our debt portfolio does not match the currency of our receivable portfolio, a 10% change in the value of the U.S. dollar relative to all other currencies would not have a material effect on our consolidated financial position, results of operations, or cash flow.

  The effect of the hypothetical change in exchange rates ignores the affect this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different than the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.

Interest Rate Sensitivity
For our Machinery and Engines' operations, we currently use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 1998 pretax earnings of Machinery and Engines by $9 million.

  For our Financial Products' operations, we use interest rate derivative instruments primarily to meet our "match funding" objectives and strategies. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect the 1998 pretax earnings of Financial Products by $10 million.

  The effect of the hypothetical change in interest rates ignores the affect this movement may have on other variables including changes in actual sales volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change are also ignored. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

1998 ECONOMIC AND INDUSTRY OUTLOOK
----------------------------------
World economic growth in 1998 is forecast to be somewhat below the 1997 pace. Faster growth in Europe and the CIS will likely be more than offset by moderating growth in the United States and Latin America, and the significant slowdown in the Asia/Pacific region.

  Worldwide industry demand for machines is expected to decline slightly from 1997 levels as slightly higher demand in the United States, Canada, Europe, and CIS is more than offset by sharp declines in the Asia/Pacific region. Worldwide industry demand for reciprocating engines is expected to remain near 1997 levels, while demand for turbines should continue to grow.

  In the United States, Gross Domestic Product (GDP) growth is expected to slow from 3.7% in 1997 to 2.5% in 1998. Non-residential construction spending should continue to grow and housing starts should remain near 1997 levels because of low interest rates. Coal and aggregate production also should continue to increase, but metal mine production is likely to be flat or down slightly due to falling metals' prices. Overall, industry demand for machines is expected to be slightly higher due to strength in the construction sector. Industry demand for both commercial engines and turbines should continue to rise enough to offset anticipated lower on-highway truck demand.

  In Canada, economic growth is forecast to remain strong leading to an increase in both machine and engine industry demand.

  In Western Europe, economic activity should continue to improve with GDP accelerating from 2.5% in 1997 to about 3% in 1998. The major economies ended last year with considerable momentum. Industry demand is expected to increase slightly for machines and engines.

  In Central Europe, good economic growth should continue, resulting in improved industry demand for both machines and engines.

  In the Asia/Pacific region, sharp slowdowns have occurred in many countries. In response to declines in their currencies, many governments have raised interest rates, cut spending, and begun restructuring their economies. These restructurings will ultimately strengthen their economies, but the short-term effect is likely to be slower growth in Malaysia and the Philippines and recessions in Thailand, South Korea, and Indonesia. Slower growth also is forecast for China. GDP for developing Asia is now forecast to grow 3%, and industry demand for machines is likely to fall significantly. Demand for engines, though, is forecast to remain near 1997 levels.

  Japan slipped back into recession in 1997. Despite the temporary income tax reduction announced in December, recessionary conditions are likely to persist in 1998, and industry demand is forecast to decline further. The Australian economy also will be affected by a drop in exports to Asia as well as lower metals' prices. Consequently, industry machine demand is forecast to decline despite lower interest rates, moderate economic growth, and higher housing starts. Industry demand for turbines also is forecast to decline, however, demand for reciprocating engines should be higher.

  In Latin America, industry demand for machines and engines should continue to improve despite a slowdown in GDP growth from 5% in 1997 to 3% in 1998.

  In Africa/Middle East, industry demand for engines is forecast to rise, but lower commodity prices will likely keep industry demand for machines near 1997 levels.

  In CIS, economic recovery should lead to higher industry sales.

1998 COMPANY OUTLOOK
--------------------

Worldwide sales and revenues are expected to slightly surpass 1997's record levels. The acquisition of Perkins Engines is expected to be finalized during first-quarter 1998. Perkins Engines sales are not reflected in the above sales outlook.

  Investments in major initiatives to enhance long-term growth and shareholder returns will continue in 1998. These initiatives include electric power generation, agricultural products, compact machines, and further strengthening of our product support network to better link customer, dealer, and company operations. For Machinery and Engines, total capital expenditures, which were $819 million in 1997, are expected to be about the same in 1998. R&D and SG&A expenditures will increase in 1998 in support of expanded operations and the major growth initiatives;

MANAGEMENT'S DISCUSSION AND ANALYSIS continued

--------------------------------------------------------------------------------

however, the rate of increase is expected to be less than in recent years.

  Despite these expenditures for major growth initiatives, profit for 1998 is expected to be near 1997's record. Profit per share will be favorably impacted by the share buy-back program announced in June 1995, which we anticipate will be completed during 1998. Cash flow from operations and our financial position are expected to remain strong.

  Events in Asia are dynamic and ultimate resolution will depend on many yet to be determined actions taken by Asian governments and world monetary authorities. A significant change in the Asian economic climate, or an extension of these events into other areas of the world, could impact Caterpillar. Plans are in place to respond to such changes if they develop. The situation is being reviewed carefully on an ongoing basis.

  The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly impact expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities and Exchange Commission on January 21, 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS [ ]

                     SUPPLEMENTAL STOCKHOLDER INFORMATION

Annual Meeting

On Wednesday, April 8, 1998, at 10:30 a.m., MST, the annual meeting of stockholders will be held at the Loews Ventana Canyon Hotel, Tucson, Arizona. Requests for proxies are being sent to stockholders with this report mailed on or about February 27, 1998.

Stock Transfer Agent

First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
Telephone: (201) 324-0498
Hearing impaired: (201) 222-4955
Internet: http://www.fctc.com
E-mail: fctc@em.fcnbd.com

Stock Exchange Listings

Caterpillar common stock is listed on the New York, Pacific, and Chicago stock exchanges in the United States and on stock exchanges in Belgium, France, Germany, Great Britain, and Switzerland.

Number of Stockholders

Stockholders of record at year end totaled 32,409, compared with 30,573 at the end of 1996. Approximately 65% of our shares are held by institutions and banks, 20% by individuals, and 15% by Caterpillar benefit plans and as treasury shares.

  Employees' investment and profit-sharing plans acquired 11,507,195 shares of Caterpillar stock in 1997, including 9,532,894 shares received through the stock split in the form of a 100% stock dividend. Investment plans, for which membership is voluntary, held 26,365,175 shares for employee accounts at 1997 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 494,675 shares at 1997 year end.

Common Stock Price Range

Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

                        1997                1996
                 ------------------   -----------------
Quarter            High       Low       High      Low
-------            ----       ---       ----      ---
First........... 41 7/8     36 1/4    36 15/16   27
Second.......... 54 11/16   38 3/16   35 15/16   31
Third........... 61 1/2     52 1/4    37 15/16   31 3/8
Fourth.......... 60 15/16   44        40 1/2     34 1/8

Automatic Dividend Reinvestment Plan

An Automatic Dividend Reinvestment Plan - administered by First Chicago Trust Company of New York - is available to stockholders. The plan provides a convenient, low-cost method for stockholders to increase their ownership in Caterpillar common stock. In addition, stockholders who elect to participate can make optional cash payments to purchase more Caterpillar shares. Participation may begin with any regularly scheduled dividend payment if an authorization form is completed and returned to the administrator prior to the dividend record date. Stockholders wishing further information may contact First Chicago Trust Company of New York, P.O. Box 13531, Newark, New Jersey 07188-0001. On the Internet: http://www.fctc.com. E-mail:fctc@em.fcnbd.com. Hearing impaired: (201) 222-4955.

Publications for Stockholders

Single copies of the company's 1997 annual report on Securities and Exchange Commission Form 10-K (without exhibits) will be provided without charge to stockholders after March 31, 1998, upon written request to:

  Secretary
  Caterpillar Inc.
  100 N.E. Adams Street
  Peoria, IL 61629-7310

  The company also makes available to stockholders copies of its Form 10-Q reports. 10-Q reports are available in May, August, and November.

Investor Inquiries

For those seeking additional information about the corporation -

Institutional analysts, portfolio managers, and representatives of financial institutions should contact:

  James F. Masterson
  Director of Investor Relations
  Caterpillar Inc.
  100 N.E. Adams Street
  Peoria, IL 61629-5310
  Telephone: (309) 675-4549
  Facsimile: (309) 675-4457
  E-mail: CATir@CAT.e-mail.com

Individual stockholders should contact:

  Laurie J. Huxtable
  Assistant Secretary
  Caterpillar Inc.
  100 N.E. Adams Street
  Peoria, IL 61629-7310
  Telephone: (309) 675-4619

Internet Access

  http://www.CAT.com

                            DIRECTORS AND OFFICERS

DIRECTORS

Lilyan H. Affinito/2,4/   Former Vice Chairman, Maxxam Group Inc.
W. Frank Blount/1,3/      Chief Executive Officer, Telstra Corporation Limited
John T. Dillon/2,4/       Chairman and Chief Executive Officer, International
                          Paper
Donald V. Fites/3,4/      Chairman and Chief Executive Officer, Caterpillar Inc.
Juan Gallardo T./5/       Chairman and Chief Executive Officer, Grupo
                          Embotelladoras Unidas S.A. de C.V.
David R. Goode/1,2/       Chairman and Chief Executive Officer, Norfolk Southern
                          Corporation
James P. Gorter/1,2/      Chairman, Baker, Fentress & Company
Peter A. Magowan/2,4/     Chairman, Safeway Inc.; President and Managing General
                          Partner, San Francisco Giants
Gordon R. Parker/1,3/     Former Chairman, Newmont Mining Corporation and
                          Newmont Gold Company
George A. Schaefer/1,3/   Former Chairman and Chief Executive Officer,
                          Caterpillar Inc.
Joshua I. Smith/3,4/      Chairman and Chief Executive Officer, The MAXIMA
                          Corporation
Clayton K. Yeutter/2,4/   Of Counsel to Hogan & Hartson, Washington, D.C.

/1/Member of Audit Committee (David R. Goode, chairman)
/2/Member of Compensation Committee (James P. Gorter, chairman)
/3/Member of Nominating Committee (Joshua I. Smith, chairman)
/4/Member of Public Policy Committee (Clayton K. Yeutter, chairman) /5/Effective February 12, 1998

OFFICERS

Donald V. Fites              Chairman
Glen A. Barton               Group President
Gerald S. Flaherty           Group President
James W. Owens               Group President
Richard L. Thompson          Group President
R. Rennie Atterbury III      Vice President, General Counsel and Secretary
James W. Baldwin             Vice President
Sidney C. Banwart/6/         Vice President
Vito H. Baumgartner          Vice President
James S. Beard               Vice President
Richard A. Benson            Vice President
Ronald P. Bonati             Vice President
James E. Despain             Vice President
Roger E. Fischbach           Vice President
Michael A. Flexsenhar        Vice President
Donald M. Ings               Vice President
Duane H. Livingston          Vice President
Robert R. Macier/6/          Vice President
David A. McKie/6/            Vice President
Daniel M. Murphy             Vice President
Douglas R. Oberhelman        Vice President
Gerald Palmer                Vice President
Robert C. Petterson          Vice President
John E. Pfeffer              Vice President
Siegfried R. Ramseyer        Vice President
Alan J. Rassi                Vice President
Gerald L. Shaheen            Vice President
Gary A. Stroup               Vice President
Sherril K. West              Vice President
Donald G. Western            Vice President
Wayne M. Zimmerman/7/        Vice President
Robert R. Gallagher          Controller
F. Lynn McPheeters           Treasurer
Robin D. Beran               Assistant Treasurer
Mary J. Callahan             Assistant Secretary
Laurie J. Huxtable           Assistant Secretary
__________
Note: All director/officer information is as of December 31, 1997, except as noted.
/6/Effective January 1, 1998
/7/Retiring April 1, 1998