Form 10-K405, Exhibit 13
period 1999-12-31
CATERPILLAR INC
filed 2000-03-30
CIK 18230

EXHIBIT 13

APPENDIX

CATERPILLAR INC.

GENERAL AND FINANCIAL INFORMATION

1999

REPORT OF MANAGEMENT

The management of Caterpillar Inc. has prepared the accompanying consolidated financial statements for the years ended December 31, 1999, 1998, and 1997, and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

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

/s/ Glen Barton

Chairman of the Board

/s/ FL McPheeters

Chief Financial Officer

January 21, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

[LOGO]

TO THE STOCKHOLDERS OF CATERPILLAR INC.:

In our opinion, the accompanying consolidated financial statements, in Statements 1 through 4, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 1999, 1998, and 1997, and the consolidated results of their operations and their consolidated cash flow for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois

January 21, 2000

STATEMENT 1
Consolidated Results of Operations for the Years Ended December 31
(Millions of dollars except per share data)

				Supplemental consolidating data

	Consolidated			Machinery and Engines(1)			Financial Products

	1999	1998	1997	1999	1998	1997	1999	1998	1997

Sales and revenues:
Sales of Machinery and Engines (Note 1C)	$18,559	$19,972	$18,110	$18,559	$19,972	$18,110	$—	$—	$—
Revenues of Financial Products (Note 1C)	1,143	1,005	815	—	—	—	1,277	1,117	839

Total sales and revenues	19,702	20,977	18,925	18,559	19,972	18,110	1,277	1,117	839
Operating Costs:
Cost of goods sold	14,481	15,031	13,374	14,481	15,031	13,374	—	—	—
Selling, general, and administrative expenses	2,541	2,561	2,232	2,079	2,210	1,932	493	377	324
Research and development expenses	626	643	528	626	643	528	—	—	—
Interest expense of Financial Products	560	489	361	—	—	—	585	501	373

Total operating costs	18,208	18,724	16,495	17,186	17,884	15,834	1,078	878	697

Operating profit	1,494	2,253	2,430	1,373	2,088	2,276	199	239	142
Interest expense excluding Financial Products	269	264	219	269	264	219	—	—	—
Other income (expense) (Note 3)	196	185	202	66	46	153	52	65	61

Consolidated profit before taxes	1,421	2,174	2,413	1,170	1,870	2,210	251	304	203
Provision for income taxes (Note 6)	455	665	796	362	554	724	93	111	72

Profit of consolidated companies	966	1,509	1,617	808	1,316	1,486	158	193	131
Equity in profit of unconsolidated affiliated companies (Note 10)	(20)	4	48	(21)	4	48	1	—	—
Equity in profit of Financial Products' subsidiaries	—	—	—	159	193	131	—	—	—

Profit	$ 946	$1,513	$1,665	$946	$1,513	$1,665	$159	$193	$131

Profit per share of common stock (Note 15)	$ 2.66	$4.17	$4.44
					(1) Represents Caterpillar Inc. and its subsidiaries except for Financial Products, which is accounted for on the equity basis.
Profit per share of common stock — assuming dilution (Note 15)	$ 2.63	$4.11	$4.37

Cash dividends declared per share of common stock	$ 1.275	$1.15	$.95

The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

STATEMENT 2
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)

]

	1999		1998		1997

Common stock (Note 14):
Balance at beginning of year	$ (993)		$(442)		$50
Common shares issued, including treasury shares reissued:
1999 — 1,535,626; 1998 — 800,315; 1997 — 1,426,532	22		16		26
Treasury shares purchased:
1999 — 4,956,100; 1998 — 11,612,300; 1997— 14,118,412	(259)		(567)		(706)
Issuance of common stock to effect 2-for-1 stock split	—		—		188

Balance at year-end	(1,230)		(993)		(442)

Profit employed in the business:
Balance at beginning of year	6,123		5,026		3,904
Profit	946	946	1,513	1,513	1,665	1,665
Dividends declared	(452)		(416)		(355)
Issuance of common stock to effect 2-for-1 stock split	—		—		(188)

Balance at year-end	6,617		6,123		5,026

Accumulated other comprehensive income:
Foreign currency translation adjustment(2) (Note 1F):
Balance at beginning of year	65		95		162
Aggregate adjustment for year	60	60	(30)	(30)	(67)	(67)

Balance at year-end	125		65		95

Minimum Pension Liability Adjustment:(2)
Balance at beginning of year	(64)		—		—
Aggregate adjustment for year	17	17	(64)	(64)	—	—

Balance at year-end	(47)		(64)		—

Comprehensive income		1,023		1,419		1,598

Stockholders' equity at year-end	$5,465		$5,131		$4,679

2) No reclassification adjustments to report.

See accompanying Notes to Consolidated Financial Statements.

Caterpillar Inc.

STATEMENT 3
Financial Position at December 31

(Dollars in millions)

				Supplemental consolidating data
	Consolidated			Machinery and Engines(1)			Financial Products
	1999	1998	1997	1999	1998	1997	1999	1998	1997

Assets
Current assets:
Cash and short-term investments	$ 548	$360	$292	$440	$303	$241	$108	$57	$51
Receivables — trade and other	3,233	3,660	3,331	2,357	2,604	3,346	1,761	1,875	285
Receivables — finance (Note 5)	4,206	3,516	2,660	—	—	—	4,206	3,516	2,660
Deferred income taxes (Note 6)	405	474	428	394	465	425	11	9	3
Prepaid expenses	748	607	500	765	616	510	3	9	6
Inventories (Notes 1D and 4)	2,594	2,842	2,603	2,594	2,842	2,603	—	—	—

Total current assets	11,734	11,459	9,814	6,550	6,830	7,125	6,089	5,466	3,005
Property, plant, and equipment — net (Notes 1E and 9)	5,201	4,866	4,058	4,287	4,125	3,483	914	741	575
Long-term receivables — trade and other	95	85	134	95	85	134	—	—	—
Long-term receivables — finance (Note 5)	5,588	5,058	3,881	—	—	—	5,588	5,058	3,881
Investments in unconsolidated affiliated companies (Notes 1B and 10)	553	773	751	523	773	751	30	—	—
Investments in Financial Products' subsidiaries	—	—	—	1,464	1,269	882	—	—	—
Deferred income taxes (Note 6)	954	955	1,040	974	980	1,075	9	8	5
Intangible assets (Note 1E)	1,543	1,241	228	1,541	1,241	228	2	—	—
Other assets (Note 17)	967	691	850	648	316	510	319	375	340

Total assets	$26,635	$25,128	$20,756	$16,082	$15,619	$14,188	$12,951	$11,648	$7,806

Liabilities
Current liabilities:
Short-term borrowings (Note 12)	$770	$809	$484	$51	$49	$53	$1,030	$972	$675
Accounts payable	2,003	2,250	2,218	2,317	2,401	2,136	41	273	133
Accrued expenses	1,048	928	828	758	659	572	337	290	277
Accrued wages, salaries, and employee benefits	1,115	1,217	1,128	1,104	1,208	1,120	11	9	8
Dividends payable	115	107	92	115	107	92	29	36	—
Deferred and current income taxes payable (Note 6)	23	15	175	(12)	(19)	46	35	34	129
Other deferred liabilities	—	—	—	—	—	—	190	143	—
Long-term debt due within one year (Note 13)	3,104	2,239	1,142	167	60	54	2,937	2,179	1,088

Total current liabilities	8,178	7,565	6,067	4,500	4,465	4,073	4,610	3,936	2,310
Long-term debt due after one year (Note 13)	9,928	9,404	6,942	3,099	2,993	2,367	6,829	6,411	4,575
Liability for postemployment benefits (Note 8)	2,536	2,590	2,698	2,536	2,590	2,698	—	—	—
Deferred income taxes and other liabilities (Note 6)	528	438	370	482	440	371	48	32	39

Total liabilities	21,170	19,997	16,077	10,617	10,488	9,509	11,487	10,379	6,924

Contingencies (Notes 17 and 18)
Stockholders' equity (Statement 2)
Common stock of $1.00 par value (Note 14):
Authorized shares: 900,000,000 Issued shares (1999, 1998, and 1997 — 407,447,312) at paid-in amount	1,045	1,063	1,071	1,045	1,063	1,071	762	683	403
Profit employed in the business	6,617	6,123	5,026	6,617	6,123	5,026	744	615	506
Accumulated other comprehensive income	78	1	95	78	1	95	(42)	(29)	(27)
Treasury stock (1999 — 53,669,431 shares; 1998 — 50,248,957 shares;and 1997 — 39,436,972 shares) at cost	(2,275)	(2,056)	(1,513)	(2,275)	(2,056)	(1,513)	—	—	—

Total stockholders' equity	5,465	5,131	4,679	5,465	5,131	4,679	1,464	1,269	882

Total liabilities and stockholders' equity	$26,635	$25,128	$20,756	$16,082	$15,619	$14,188	$12,951	$11,648	$7,806

  (1) Represents Caterpillar Inc. and its subsidiaries except for Financial Products, which is accounted for on the equity basis.

  The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

  See accompanying Notes to Consolidated Financial Statements.

  STATEMENT 4
  Statement of Cash Flow for the Years Ended December 31
  (Millions of dollars)

				Supplemental consolidating data
	Consolidated			Machinery and Engines(1)			Financial Products
	1999	1998	1997	1999	1998	1997	1999	1998	1997
Cash flow from operating activities:
Profit	$946	$1,513	$1,665	$946	$1,513	$1,665	$159	$193	$131
Adjustments for noncash items:
Depreciation and amortization	945	865	738	745	697	599	200	168	139
Profit of Financial Products	—	—	—	(159)	(193)	(131)	—	—	—
Other	168	(4)	23	84	102	(16)	84	(137)	41
Changes in assets and liabilities:
Receivables — trade and other	494	(104)	(396)	368	993	(341)	294	(1,258)	(82)
Inventories	312	(104)	(375)	312	(104)	(375)	—	—	—
Accounts payable and accrued expenses	(95)	(60)	562	(45)	(182)	529	(180)	284	37
Other — net	(200)	(328)	(121)	(205)	(177)	(129)	3	(72)	57

Net cash provided by (used for) operating activities	2,570	1,778	2,096	2,046	2,649	1,801	560	(822)	323

Cash flow from investing activities:
Capital expenditures — excluding equipment leased to others	(790)	(925)	(824)	(770)	(918)	(819)	(20)	(7)	(5)
Expenditures for equipment leased to others	(490)	(344)	(282)	(21)	(9)	(5)	(469)	(335)	(277)
Proceeds from disposals of property, plant, and equipment	215	141	138	30	17	15	185	124	123
Additions to finance receivables	(8,526)	(8,537)	(6,644)	—	—	—	(8,526)	(8,537)	(6,644)
Collections of finance receivables	5,676	4,635	3,605	—	—	—	5,676	4,635	3,605
Proceeds from sale of finance receivables	1,324	1,705	1,833	—	—	—	1,324	1,705	1,833
Net intercompany borrowings	—	—	—	(100)	29	(94)	(87)	(244)	—
Investments and acquisitions	(302)	(1,428)	(59)	(275)	(1,428)	(59)	(27)	—	—
Other — net	(127)	173	(308)	(263)	(111)	(290)	57	4	(68)

Net cash used for investing activities	(3,020)	(4,580)	(2,541)	(1,399)	(2,420)	(1,252)	(1,887)	(2,655)	(1,433)

Cash flow from financing activities:
Dividends paid	(445)	(400)	(338)	(445)	(400)	(338)	(36)	(49)	(28)
Common stock issued, including treasury shares reissued	11	6	11	11	6	11	79	280	50
Treasury shares purchased	(260)	(567)	(706)	(260)	(567)	(706)	—	—	—
Net intercompany borrowings	—	—	—	87	244	—	100	(29)	94
Proceeds from long-term debt issued	3,770	4,590	2,284	306	627	462	3,464	3,963	1,822
Payments on long-term debt	(2,288)	(1,153)	(1,237)	(109)	(65)	(177)	(2,179)	(1,088)	(1,060)
Short-term borrowings — net	(127)	388	258	(71)	(23)	17	(56)	411	241

Net cash provided by (used for) financing activities	661	2,864	272	(481)	(178)	(731)	1,372	3,488	1,119

Effect of exchange rate changes on cash	(23)	6	(22)	(29)	11	(22)	6	(5)	–

Increase (decrease) in cash and short-term investments	188	68	(195)	137	62	(204)	51	6	9
Cash and short-term investments at the beginning of the period	360	292	487	303	241	445	57	51	42

Cash and short-term investments at the end of the period	$ 548	$ 360	$ 292	$ 440	$ 303	$ 241	$ 108	$ 57	$ 51

  (1) Represents Caterpillar Inc. and its subsidiaries except for Financial Products, which is accounted for on the equity basis.

  All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

  The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-7 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

  See accompanying Notes to Consolidated Financial Statements.

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                                                                                           Caterpillar Inc.
  (Dollars in millions except per share data)

  1. Operations and summary of significant accounting policies

  A. Nature of operations

  We operate in three principal lines of business:

  (1) Machinery — design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid-steer loaders, and related parts.

  (2) Engines — design, manufacture, and marketing of engines for Caterpillar Machinery, on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 21,000 horsepower (4 to over 15 660 kilowatts). Turbines range from 1,340 to 18,000 horsepower (1000 to 13 500 kilowatts).

  (3) Financial Products — financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and its subsidiaries and Caterpillar Insurance Services Corporation.

  Our products are sold primarily under the marks "Caterpillar, " "Cat," "Solar," "Barber-Greene," "MaK," "Perkins," "F.G. Wilson," and "Olympian."

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

  Machines are distributed principally through a worldwide organization of dealers, 63 located in the United States and 144 located outside the United States. Worldwide, these dealers have more than 1,800 places of business and serve 172 countries. Reciprocating engines are sold principally through the worldwide dealer organization and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through their worldwide distributor network. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are our dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

  Manufacturing activities of the Machinery and Engines' lines of business are conducted in 41 plants in the United States; nine in the United Kingdom; five in Italy and Mexico; four in China; three each in France, Germany, and Northern Ireland; two each in Australia, Canada, India, and Japan; and one each in Belgium, Brazil, Hungary, Indonesia, Netherlands, Poland, Russia, South Africa, and Sweden. Fourteen parts distribution centers are located in the United States and twelve are located outside the United States.

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

  The accompanying financial statements and supplemental consolidating data, where applicable, have been grouped as follows:

  Consolidated — Caterpillar Inc. and its subsidiaries.

  Machinery and Engines — primarily our manufacturing, marketing, and parts distribution operations, with the Financial Products' subsidiaries on an equity basis.

  Financial Products — our finance and insurance subsidiaries, primarily Cat Financial and Caterpillar Insurance Services Corporation.

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

  D. Inventories

  Inventories are valued principally by the LIFO (last-in, first-out) method. The value of inventories on the LIFO basis represented approximately 80% of total inventories at December 31, 1999, and 85% at December 31, 1998 and 1997.

  If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,000, $1,978, and $2,067 higher than reported at December 31, 1999, 1998, and 1997, respectively.

  E. Depreciation and amortization

  Depreciation of plant and equipment is computed principally using accelerated methods. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 20 years or less. Accumulated amortization was $150, $84, and $51, at December 31, 1999, 1998, and 1997, respectively.

  The increases in intangible assets in 1999 and 1998 were primarily related to the acquisitions of F.G. Wilson in 1999 and Perkins in 1998 (see Note 22 on
  Page A-19).

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

  H. Estimates in financial statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Examples of the more significant estimates include: accruals and reserves for warranty and product liability losses, postemployment benefits, environmental costs, income taxes, and plant closing costs.

  I. Future accounting changes

  In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity record all derivatives in the statement of financial position at their fair value. It also requires changes in fair value to be recorded each period in current earnings or other comprehensive income depending upon the purpose for using the derivative and/or its qualification, designation, and effectiveness as a hedging transaction. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137 (SFAS 137), "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS 133." This statement defers the effective date of SFAS 133 to fiscal years beginning after June 15, 2000. We will adopt the new standard for the fiscal year beginning January 1, 2001. We are currently analyzing the impact of SFAS 133. Due to the inherent complexities of this standard and the fact that certain issues remain unresolved by the FASB, we have not yet determined the full impact that the adoption of SFAS 133 will have on our financial position, results of operations, or cash flows. However, at this time, we do not believe that the impact will be material.

  2. Derivative financial instruments and risk management

  A. Foreign exchange derivative instruments — forward exchange and option contracts

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
Gains and losses are immediately recognized in current income ( "Other income (expense)" in Statement 1) in those unusual instances when the hedged transaction is no longer expected to occur, or a foreign currency contract is no longer effective as a hedge.

2.	All other foreign currency contracts (those used to hedge net balance sheet exposures and anticipated net cash flow exposures for the next 12 months):
All gains or losses are recognized in current income ( "Other income (expense)") as currency exchange rates change.
Net gains are reflected as an asset ("Receivables — trade and other" in Statement 3) until cash is actually received. Conversely, net losses are shown as a liability ("Accrued expenses " in Statement 3) until cash is actually paid.

  The notional amounts of outstanding contracts to buy and sell foreign currency were:

	December 31,
	1999	1998	1997

Hedges of firm commitments and/or probable foreign currency transactions	$ 250	$ 222	$ 166
Hedges of balance sheet exposure and/or anticipated cash flow exposure for the next 12 months	$ 2,405	$ 1,802	$ 1,294

  The company also had $90 of written foreign currency options open at December 31, 1999. These written options were originally entered into as a part of a combination option strategy. The related purchased options were either sold or terminated prior to the maturity date. The maturity dates of the outstanding written options are within the first quarter of 2000. The company has applied mark-to-market accounting treatment to these written options.

  The maturity dates for our outstanding contracts are primarily less than six months.

  Please refer to Note 16 and Table IV on Page A-15 for fair value information on foreign currency contracts.

  B. Interest rate derivative instruments

  We primarily use interest rate swap contracts to manage our exposure to interest rate changes and to lower the cost of borrowed funds.

  Interest rate swap contracts are linked to debt instruments and, in effect, change the characteristics of the debt (e.g., from fixed rate to floating rate). Interest rate swap contracts are not reflected in the financial statements at fair market value. The notional amounts of outstanding interest rate swap contracts were $4,997, $3,083, and $2,595 at December 31, 1999, 1998, and 1997, respectively.

  The difference between the interest payable and the interest receivable on each interest rate swap contract is recorded each reporting period as an adjustment to current income ("Interest expense excluding Financial Products" or "Interest expense of Financial Products " in Statement 1, as applicable). Interest rate swap contracts that are in a payable position are shown as interest payable ("Accrued expenses " in Statement 3); those in a receivable position are shown as an asset ("Receivables—trade and other" in Statement 3). The actual cash settlement on these interest rate swap contracts occurs at times specified in the agreement. If an interest rate swap contract is terminated prior to its maturity, no immediate gain or loss is recognized in the financial statements, except in those cases where the debt instrument to which the contract is linked is also terminated.

  Please refer to Note 16 and Table IV on Page A-15 for fair value information of interest rate swap contracts.

  C. Commodity related derivative instruments

  Our Machinery and Engines' operations are also subject to commodity price risk (i.e., potential price increases of our production material as a result of price increases in raw materials). We make limited use of commodity swap and/or option contracts to manage the risk of unfavorable price movement. The use of these types of derivative financial instruments has not been material.

3.	Other income (expense)

	Years ended December 31,
	1999	1998	1997
Investment and interest income	$ 61	$ 101	$ 115
License fees	14	18	25
Foreign exchange (losses) gains	(10)	(23)	(10)
Miscellaneous income	131	89	72

	$ 196	$ 185	$ 202

4.	Inventories

	December 31,
	1999	1998	1997
Raw materials and work-in-process	$ 969	$ 1,041	$ 1,013
Finished goods	1,430	1,605	1,404
Supplies	195	196	186

	$ 2,594	$ 2,842	$ 2,603

5.	Finance receivables

  Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses.

  Please refer to Table I below for additional finance receivables information and Note 16 and Table IV on Page A-15 for fair value information.

TABLE I—Finance Receivables Information

  Contractual maturities of outstanding receivables:

	December 31, 1999
Amounts Due In	Installment Contracts	Financing Leases	Notes	Total
2000	$ 1,121	$ 1,295	$ 1,564	$ 3,980
2001	794	979	663	2,436
2002	509	626	468	1,603
2003	242	329	269	840
2004	69	136	194	399
Thereafter	18	128	325	471

	2,753	3,493	3,483	9,729
Residual value	—	979	—	979
Less: Unearned income	220	544	16	780

Total	$ 2,533	$ 3,928	$ 3,467	$ 9,928

  Impaired loans and leases:

	1999	1998	1997
Average recorded investment	$ 106	$ 74	$ 47

At December 31:
Recorded investment	$ 95	$ 61	$ 30
Less: Fair value of underlying collateral	41	35	18

Potential loss	$ 54	$ 26	$ 12

  Allowance for credit loss activity:

	1999	1998	1997
Balance at beginning of year	$ 110	$ 84	$ 74
Provision for credit losses	60	70	39
Less: Net credit losses	31	38	19
Less: Other—net	5	6	10

Balance at end of year	$ 134	$ 110	$ 84

  Cat Financial's net investment in financing leases:

	December 31,
	1999	1998	1997
Total minimum lease payments receivable	$ 3,493	$ 3,161	$ 2,784
Estimated residual value of leased assets:
Guaranteed	261	229	206
Unguaranteed	718	667	519

	4,472	4,057	3,509
Less: Unearned income	544	487	478

Net investment in financing leases	$ 3,928	$ 3,570	$ 3,031

  6. Income taxes

  The components of profit before taxes were:

	Years ended December 31,
	1999	1998	1997

U.S.	$ 1,050	$ 1,880	$ 2,071
Non-U.S.	371	294	342

	$ 1,421	$ 2,174	$ 2,413

  The components of the provision for income taxes were:

	Years ended December 31,
	1999	1998	1997

Current tax provision:
U.S. Federal	$ 179	$ 471	$ 571
Non-U.S.	190	102	103
State (U.S.)	21	45	54

	$ 390	$ 618	$ 728

Deferred tax provision (credit):
U.S. Federal	81	93	60
Non-U.S.	(25)	(55)	7
State (U.S.)	9	9	1

	65	47	68

Total provision	$ 455	$ 665	$ 796

  Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,
	1999	1998	1997

U.S. statutory rate	35.0%	35.0%	35.0%
(Decreases) increases in taxes resulting from:
Net operating loss carryforwards	(0.4)%	(2.1)%	(1.0)%
Benefit of Foreign Sales Corporation	(4.4)%	(3.2)%	(2.8)%
Non-U.S. subsidiaries taxed at other than 35%	1.9%	(0.5)%	1.4%
Other-net	(0.1)%	1.4%	0.4%

Provision for income taxes	32.0%	30.6%	33.0%

  We paid income taxes of $306, $714, and $709 in 1999, 1998, and 1997, respectively.

  We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non—U.S. companies which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.

  Deferred tax assets and liabilities:

	December 31,
	1999	1998	1997

Deferred tax assets:
Postemployment benefits other than pensions	$1,044	$1,032	$1,107
Warranty reserves	237	194	159
Unrealized profit excluded from inventories	167	179	201
Net operating loss carryforwards	170	83	76
Inventory valuation method	93	78	62
Other	205	230	233

	1,916	1,796	1,838
Deferred tax liabilities:
Capital assets	(383)	(263)	(177)
Pension	(138)	(83)	(99)

	(521)	(346)	(276)

Valuation allowance for deferred tax assets	(72)	(61)	(129)

Deferred taxes — net	$1,323	$1,389	$1,433

  A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets. Circumstances could change in the future which would allow us to reduce the remaining valuation allowance and recognize additional net deferred tax assets.

  In 1998, circumstances changed at certain of our European subsidiaries which allowed us to reduce the valuation allowance and recognize additional net deferred tax assets.

  As of December 31, 1999, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

2000	2001	2002	2003	2004	2005	2006	Unlimited	Total

$1	$4	$8	$18	$15	$45	$45	$482	$618

  7. Operating leases

  We lease certain computer and communications equipment, transportation equipment, and other property through operating leases. Total rental expense for operating leases was $246, $224, and $176 for 1999, 1998, and 1997, respectively.

  Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
2000	2001	2002	2003	2004	After 2004	Total

$155	$106	$73	$57	$49	$187	$627

  8. Postemployment benefit plans

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

  D. Summary of long-term liability:

	December 31,
	1999	1998	1997

Pensions	$3	$66	$3
Postretirement benefits other than pensions	2,465	2,457	2,628
Other postemployment benefits	68	67	67

	$2,536	$2,590	$2,698

TABLE II - Financial Information Related to Pension and Other Postretirement Benefit Plans

	Pension Benefits			Other Postretirement Benefits

	1999	1998	1997	1999	1998	1997

Change in benefit obligation:
Benefit obligation, January 1	$8,034	$6,713	$6,082	$4,020	$3,603	$3,346
Service cost	147	148	114	93	82	72
Interest cost	514	484	434	270	256	249
Business combinations	4	504	—	—	—	—
Plan amendments	15	335	—	—	226	—
Actuarial (gains) losses	(408)	272	439	(329)	43	117
Foreign currency exchange rates	(39)	49	71	—	—	—
Benefits paid	(531)	(471)	(427)	(233)	(190)	(181)

Benefit obligation, December 31	$7,736	$8,034	$6,713	$3,821	$4,020	$3,603

Change in plan assets:
Fair value of plan assets, January 1	$8,756	$7,718	$6,930	$1,098	$804	$547
Actual return on plan assets	1,416	983	1,188	183	104	76
Business combinations	6	448	—	—	—	—
Foreign currency exchange rate changes	(31)	34	(24)	—	—	—
Voluntary employer contributions	—	—	—	—	200	200
Benefits paid	(531)	(471)	(427)	(228)	(185)	(176)
Employer funding of benefits paid	84	44	51	238	175	157

Fair value of plan assets, December 31	$9,700	$8,756	$7,718	$1,291	$1,098	$804

Over (under) funded, December 31	$1,964	$722	$1,005	$(2,530)	$(2,922)	$(2,799)
Unrecognized prior service cost	491	577	332	189	208	(98)
Unrecognized net actuarial (gain) loss	(2,078)	(1,074)	(1,058)	(355)	51	38
Unrecognized net asset existing at adoption of SFAS 87	(18)	(42)	(59)	—	—	—

Net amount recognized in financial position	$359	$183	$220	$(2,696)	$(2,663)	$(2,859)

Components of net amount recognized in financial position:
Prepaid benefit costs	$731	$501	$404	$—	$—	$—
Accrued benefit liabilities	(372)	(318)	(184)	(2,696)	(2,663)	(2,859)
Intangible assets	—	2	3	—	—	—
Adjustment for minimum pension liability	(3)	(66)	(3)	—	—	—
Accumulated other comprehensive income	3	64	—	—	—	—

Net asset (liability) recognized	$359	$183	$220	$(2,696)	$(2,663)	$(2,859)

Components of net periodic benefit cost:
Service cost	$147	$148	$114	$93	$82	$72
Interest cost	514	484	434	270	256	249
Expected return on plan assets	(798)	(689)	(580)	(107)	(74)	(47)

Ammortization of:
Net asset existing at adoption of SFAS 87	(23)	(23)	(23)	—	—	—
Prior service cost(1)	101	88	62	19	(80)	(190)

Net actuarial (gain) loss	(26)	(4)	(1)	1	—	—

Total benefit cost included in results of operations	$(85)	$4	$6	$276	$184	$84

Rate assumptions as of December 31:
Assumed discount rate(2)	7.4%	6.6%	7.0%	7.8%	6.8%	7.0%
Expected rate of compensation increase(2)	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets(2)	9.6%	9.6%	9.5%	10.0%	10.0%	9.5%

  For measurement purposes, a 5.8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. This rate was assumed to decrease gradually to 4.5% in 2002.

  (1) Prior service costs are amortized using a straight-line method. For our pension plans, the straight-line method is used over the average remaining service period of employees expected to receive benefits from the plan amendment. For our other postretirement benefit plans, the straight-line method is used over the average remaining service period of employees impacted by the plan amendment.

  (2) Weighted-average rates.

  (continued on next page)

  TABLE II Continued — Financial Information Related to Pension and Other Postretirement Benefit Plans

  Effects of a one-percentage-point change in the
  assumed health care cost trend rates for 1999:
	One-percentage— point increase	One-percentage— point decrease
Approximate effect on the total of service and interest cost components of other postretirement benefit cost	$ 39	$ (32)
Approximate effect on accumulated postretirement benefit obligation	$320	$(216)

  The following amounts relate to our pension plans with
  accumulated benefit obligations in excess of plan assets  :

	December 31, 1999	1998	1997
Accumulation benefit obligation	$(84)	$(3,546)	$(69)
Projected benefit obligation	$(92)	$(3,593)	$(92)
Fair value of plan assets	$(12)	$3,239	$41

  9. Property, plant, and equipment

	December 31,
	1999	1998	1997
Land — at original cost	$141	$140	$121
Buildings and land improvements	2,925	2,949	2,773
Machinery, equipment, and other	6,271	5,871	5,309
Equipment leased to others	1,288	1,063	843
Construction-in-process	304	372	357

	10,929	10,395	9,403
Less: Accumulated depreciation	5,728	5,529	5,345

Property, plant, and equipment — net	$5,201	$4,866	$4,058

  We had commitments for the purchase or construction of capital assets of approximately $230 at December 31, 1999.

  Assets recorded under capital leases(1) :
	December 31,
	1999	1998	1997
Gross capital leases(2)	$688	$703	$717
Less: Accumulated depreciation	529	547	561

Net capital leases	$159	$156	$156

  (1) Included in Property, plant, and equipment table above.
  (2) Consists primarily of machinery and equipment.

  Equipment leased to others (primarily by Financial Products):
	December 31,
	1999	1998	1997
Equipment leased to others — at original cost	$1,288	$1,063	$843
Less: Accumulated depreciation	408	328	272

Equipment leased to others — net	$880	$735	$571

  Scheduled minimum rental payments to be received for equipment leased to others:

		December 31,			After
2000	2001	2002	2003	2004	2004

$251	$194	$107	$50	$15	$12

  10. Unconsolidated affiliated companies

  Combined financial information of the unconsolidated affiliated companies, accounted for by the equity method, was as follows:
	Years ended September 30,
	1999	1998	1997
Results of Operations
Sales	$2,814	$2,909	$3,613
Cost of Sales	2,247	2,249	2,754
Gross Margin
Profit (Loss)	567	660	859

	$(37)	$6	$104

	September 30,
	1999	1998	1997
Financial Position
Assets:
Current assets	$1,641	$1,569	$1,949
Property, plant, and equipment — net	978	788	792
Other assets	415	351	331

	3,034	2,708	3,072

Liabilities:
Current liabilities	1,306	1,259	1,610
Long-term debt due after one year	512	274	203
Other liabilities	318	94	129

	2,136	1,627	1,942

Ownership	$898	$ 1,081	$1,130

  At December 31, 1999, consolidated "Profit employed in the business" in Statement 2 included $135 representing undistributed profit of the unconsolidated affiliated companies. In 1999, 1998, and 1997, we received $8, $10, and $36, respectively, in dividends from unconsolidated affiliated companies.

  In prior years and through June of this year, our investment in F.G. Wilson was accounted for using the equity method and reported as an unconsolidated affiliated company. In June we acquired the remaining interest in F.G. Wilson. Beginning in July, all elements of its financial reporting are included in the appropriate lines of the consolidated financial statements.

  11. Credit commitments

	December 31, 1999
	Consolidated	Machinery and Engines	Financial Products

Credit lines available:
U.S.	$3,400(1)	$3,400(1)	$2,600(1)
Non-US	1,642	171	1,471
Intercompany	—	673(2)	835(2)

Total credit lines available	5,042	4,244	4,906
Utilized credit:
Backup for bank borrowings	139	51	88

Unused credit	$4,903	$4,193	$ 4,818

(1)
  A US line of credit of $2,900 is available to both Machinery and Engines and Financial Products (Cat Financial). Cat Financial may use up to 90% of the available line subject to a maximum debt to equity ratio. Machinery and Engines may use up to 100% of the available line subject to a minimum level of net worth. Based on these restrictions, and the allocating decisions of available credit made by management, the line of credit available to Cat Financial at December 31, 1999, was $2,600. An additional line of credit of $500 is available to Machinery and Engines

  (2) Represents variable lending agreements between Caterpillar Inc. and Cat Financial.

  Based on long-term credit agreements, $2,244, $2,353, and $2,301 of commercial paper outstanding at December 31, 1999, 1998, and 1997, respectively, were classified as long-term debt due after one year.

  12. Short-term borrowings

	December 31,
	1999	1998	1997
Machinery and Engines:	$51	$49	$53
Notes payable to banks

Financial Products:
Notes payable to banks	88	189	145
Commercial paper	534	497	235
Other	408	286	295

	1,030	972	675
Less: Intercompany borrowings	311	212	244

Total short-term borrowings	$770	$809	$484

  The weighted average interest rates on external short-term borrowings outstanding were:

	December 31,
	1999	1998	1997

Notes payable to banks	5.3%	4.7%	4.9%
Commercial paper	5.5%	5.2%	5.2%
Other	5.8%	5.2%	5.5%

  Please refer to Note 16 and Table IV on Page A-15 for fair value information on short-term borrowings.

  13. Long-term debt

	December 31,
	1999	1998	1997

Machinery and Engines:
Notes—9 3/8 % due 2000	$—	$150	$150
Notes—9 3/8 % due 2001	184	184	184
Notes—6% due 2003	252	253	—
Debentures—9% due 2006	203	202	202
Debentures—6% due 2007	154	147	141
Debentures—7 1/4 % due 2009	300	—	—
Debentures—9 3/8 % due 2011	123	123	123
Debentures—9 3/4 % due 2000-2019	184	199	199
Debentures—9 3/8 % due 2021	236	236	236
Debentures—8% due 2023	199	199	199
Debentures—6 5/8 % due 2028	299	299	—
Debentures—7 3/8 % due 2097	297	297	297
Medium-term notes	96	96	153
Capital lease obligations	508	510	438
Other	64	98	45

	3,099	2,993	2,367

Financial Products:
Commercial paper supported by revolving credit agreements (Note 11)	2,244	2,353	2,301
Medium-term notes	4,524	4,025	2,241
Other	61	33	33

Total Financial Products	6,829	6,411	4,575

Total long-term debt due after one year	$9,928	$9,404	$6,942

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

  We may redeem annually, at our option, an additional amount for the 9¾% sinking fund debenture issue, without premium, equal to 200% of the amount of the sinking fund requirement. Also, we may redeem additional portions of the sinking fund debentures by the payment of premiums which, starting in 1999, decrease periodically.

  We may redeem the 7¼%, 6 5/8%, and the 7 3/8% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

  The terms of other notes and debentures do not specify a redemption option prior to maturity.

  The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. Machinery and Engines' medium-term notes have maturities from nine months to 30 years. At December 31, 1999, these notes had a weighted average interest rate of 8.1% with two years to four years remaining to maturity. Financial Products' medium-term notes have a weighted average interest rate of 6.1% with remaining maturities up to seven years at December 31, 1999.

  The aggregate amounts of maturities and sinking fund requirements of long-term debt during each of the years 2000 through 2004, including that due within one year and classified as current are:

	December 31,
	2000	2001	2002	2003	2004

Machinery and Engines	$167	$208	$92	$217	$43
Financial Products	2,937	2,198	1,389	383	530

	$3,104	$2,406	$1,481	$600	$573

  Interest paid on short-term and long-term borrowings for 1999, 1998, and 1997 was $796, $669, and $508, respectively.

  Please refer to Note 16 and Table IV on Page A-15 for fair value information on long-term debt.

  14. Capital stock

  A. Stock options

  In 1996, stockholders approved a plan providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. This plan reserves 22,000,000 shares of common stock for issuance. Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of ten years. Common shares issued under stock options, including treasury shares reissued, totaled 1,449,797; 676,113; and 1,264,539; in 1999, 1998, and 1997, respectively.

  Our plan grants options which have exercise prices equal to the average market price on the date of grant. We account for our stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is recognized in association with these options. As required by Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," a summary of the pro forma net income and profit per share amounts are shown in Table III below. Consistent with the requirements of SFAS 123, compensation expense related to grants made prior to 1995 have not been taken into consideration. Therefore, the pro forma amounts for 1997 are not representative of the impact of future disclosures. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

  Please refer to Table III below for additional financial information on our stock options.

  TABLE III - Financial Information Related to Capital Stock

  Changes in the status of common shares subject to issuance under options:

	1999		1998		1997
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Fixed Options
Outstanding at beginning of year	18,439,777	$ 38.50	15,056,412	$ 31.89	13,874,114	$ 25.31
Granted to officers and key employees	4,937,132	$ 62.34	4,695,495	$ 55.69	3,491,650	$ 51.66
Granted to outside directors	52,000	$ 57.56	44,000	$ 54.38	40,000	$ 39.19
Exercised	(2,752,448)	$ 25.20	(1,237,010)	$ 23.22	(2,274,474)	$ 22.16
Lapsed	(272,285)	$ 54.39	(119,120)	$ 45.74	(74,878)	$ 32.61

Outstanding at end of year	20,404,176	$ 45.90	18,439,777	$ 38.50	15,056,412	$ 31.89

Options exercisable at year-end	11,655,668	$ 36.12	10,443,515	$ 28.48	8,386,814	$ 23.58
Weighted-average fair value of options granted during the year	$ 16.45		$ 13.01		$ 16.15

  Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Exercise Prices	# Outstanding at 12/31/99	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/99	Weighted-Average Exercise Price
$11.78 - $16.44	1,275,941	1.8	$14.79	1,275,941	$14.79
$18.77 - $26.77	1,920,120	4.1	$24.25	1,920,120	$24.25
$27.91 - $39.19	4,454,332	6.0	$31.75	4,441,002	$31.73
$51.66 - $62.34	12,753,783	8.6	$57.21	4,018,605	$53.40

	20,404,176	7.2	$45.90	11,655,668	$36.12

  SFAS 123 pro forma net income and earnings per share:

Years ended December 31,
	1999	1998	1997
Net Income:
As reported	$ 946	$ 1,513	$ 1,665
Pro forma	$ 910	$ 1,481	$ 1,640
Profit per share of common stock:
As reported:
Basic	$ 2.66	$ 4.17	$ 4.44
Assuming dilution	$ 2.63	$ 4.11	$ 4.37
Pro forma:
Basic	$ 2.56	$ 4.08	$ 4.37
Assuming dilution	$ 2.55	$ 4.04	$ 4.32

  Weighted-average assumptions used in determining fair value of option grants:

	Grant Year
	1999	1998	1997
Dividend yield	2.07%	1.91%	1.94%
Expected volatility	24.4%	19.8%	25.5%
Risk-free interest rates	5.80%	5.55%	6.42%
Expected lives	5 years	5 years	4 years

  B. Restricted stock

  The 1996 Stock Option and Long-Term Incentive Plan permits the award of restricted stock to officers and other key employees, as well as non-employee directors. During 1999, 76,131 shares of restricted stock were awarded to officers and other key employees as Performance Awards, and 8,650 shares of restricted stock were granted to non-employee directors.

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

  15. Profit per share

	Years ended December 31,
	1999	1998	1997

Profit (A)	$946	$1,513	$1,665

Determination of shares:
Weighted-average common shares outstanding (B)	355,392,423	363,189,005	375,124,745
Assumed conversion of stock options	3,974,862	4,941,357	5,416,215

Weighted-average common shares outstanding — assuming dilution (C)	359,367,285	368,130,362	380,540,960

Profit per share of common stock (A÷B)	$2.66	$4.17	$4.44
Profit per share of common stock — assuming dilution (A÷C)	$2.63	$4.11	$4.37

  Stock options to purchase 12,953,783; 8,143,885; and 3,521,250 shares of common stock at a weighted-average price of $56.99, $53.98, and $51.66 were outstanding during 1999, 1998, and, 1997 respectively, but were not included in the computation of diluted profit per share, because the options' exercise price was greater than the average market price of the common shares.

  16. Fair values of financial instruments

  We used the following methods and assumptions to estimate the fair value of our financial instruments:

  Cash and short-term investments — carrying amount approximated fair value.

  Long-term investments (other than investments in unconsolidated affiliated companies) — fair value was estimated based on quoted market prices.

  Foreign currency contracts (forwards and options) &151; fair value was estimated based on quoted market prices of comparable instruments.

  Finance receivables — fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad debt experience was also considered.

  Short-term borrowings — carrying amount approximated fair value.

  TABLE IV —Fair Values of Financial Instruments

Asset (liability) At December 31	1999		1998		1997
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference #
Cash and short-term investments	$548	$548	$360	$360	$292	$292	Statement 3, Note 17
Long-term investments	667	667	450	450	701	701	Note 17
Foreign currency contracts	69	82	8	9	41	47	Note 2
Finance receivables — net (excluding operating and finance type leases and currency swaps(1)	8,774	8,753	7,709	7,770	5,788	5,815	Note 5
Short-term borrowings	(770)	(770)	(809)	(809)	(484)	(484)	Note 12
Long-term debt (including amounts due within one year) Machinery and Engines	(3,266)	(3,285)	(3,053)	(3,417)	(2,421)	(2,785)	Note 13
Financial Products	(9,766)	(9,688)	(8,590)	(8,634)	(5,663)	(5,721)	Note 13
Interest rate swaps Machinery and Engines — in a net receivable position	2	1	1	22	1	10	Note 2
in a net payable position	(8)	(24)	(6)	—	(3)	(1)	Note 2
Financial Products — in a net receivable position	22	29	14	19	—	20	Note 2
in a net payable position	(1)	(7)	(2)	(24)	(3)	(12)	Note 2

  (1) Excluded items have a net carrying value at December 31, 1999, 1998, and 1997, of $1,020, $865, and $753, respectively.

  Long-term debt—for Machinery and Engines' notes and debentures, fair value was estimated based on quoted market prices. For Financial Products, fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes and commercial paper supported by revolving credit agreements for which the carrying amounts were considered a reasonable estimate of fair value.

  Interest rate swaps—fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year end.

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

  Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 1999, 1998, and 1997, respectively. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

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

  At December 31, 1999, 1998, and 1997, Cat Financial was contingently liable under guarantees totaling $390, $254, and $261, respectively, of which $133, $119, and $109, respectively, were outstanding. These guarantees have terms ranging up to two years and are fully secured. No loss has been experienced nor is any anticipated under these agreements.

  Outstanding derivative instruments, with notional amounts totaling $7,795, $5,143, and $4,079 and terms generally ranging up to five years, were held at December 31, 1999, 1998, and 1997, respectively. Collateral is not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 1999, 1998, and 1997, the exposure to credit loss was $75, $22, and $49, respectively.

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

  The amount set aside for environmental clean-up is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

  We cannot estimate costs on sites in the very early stages of clean-up. Currently, we have five of these sites and there is no more than a remote chance that a material amount for clean-up will be required.

  19. Plant closing costs

  The reserve for plant closing costs includes the following:

	December 31,
	1999	1998	1997

Write-down of property, plant, and equipment	$ 70	$ 78	$ 103
Employee severance benefits	16	37	95
Rearrangement, start-up costs, and other	3	5	47

Total reserve	$ 89	$ 120	$ 245

  The write-down of property, plant, and equipment establishes a new cost basis for assets that have been permanently impaired.

  Employee severance benefits (e.g., pension, medical, and supplemental unemployment benefits) are provided to employees affected by plant closings. The reserve for such benefits is reduced as the benefits are provided.

  20. Segment information

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

  North America Marking: Primarily responsible for marketing products (excluding Power Products) through dealers in the United States and Canada.

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

    In general, foreign currency fluctuations are neutralized for segment reporting.

    Accountable profit is determined on a pre-tax basis.

  Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table V on Pages A-18 and A-19 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

    Corporate costs: Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.
    Methodology differences: See previous discussion of significant accounting differences between segment reporting and consolidated, external reporting.
    Methodology changes in segment reporting: Estimated restatements of prior periods to reflect changes in our internal-reporting methodology.

  TABLE V — Segment Information (unaudited)

  Business Segments:

	Asia/ Pacific Marketing	Construction & Mining Products	EAME marketing	Financing & Insurance Services	Latin America Marketing	Power Products	North America Marketing	All Other	Total

1999
External sales and revenues	$1,332	206	3,095	1,413	1,229	5,653	5,941	1,003	$19,872
Intersegment sales and revenues	$4	7,169	701	10	104	4,514	179	1,710	$14,391
Total sales and revenues	$1,336	7,375	3,796	1,423	1,333	10,167	6,120	2,713	$34,263
Depreciation and amortization	$7	223	60	194	28	327	—	60	$899 (1)
Imputed interest expense	$15	72	25	569	6	108	39	60	$894
Accountable profit (loss)	$47	576	150	207	72	354	31	187	$1,624
Accountable assets at Dec. 31	$361	2,389	856	12,776	582	3,926	852	2,077	$23,819
Capital Expenditures	$23	237	76	431	20	316	2	60	$1,165 (1)

1998
External sales and revenues	$1,093	197	3,289	1,296	1,627	5,300	7,233	1,001	$21,036
Intersegment sales and revenues	$2	8,678	937	11	145	4,122	198	1,830	$15,923
Total sales and revenues	$1,095	8,875	4,226	1,307	1,772	9,422	7,431	2,831	$36,959
Depreciation and amortization	$6	224	64	165	28	258	—	54	$799 (1)
Imputed interest expense	$8	72	25	505	21	118	64	57	$870
Accountable profit (loss)	$(49)	1,090	211	199	73	410	120	203	$2,257
Accountable assets at Dec. 31	$289	2,349	862	11,451	717	3,479	1,475	2,054	$22,676
Capital Expenditures	$26	292	72	—	19	349	—	88	$846 (1)

1997
External sales and revenues	$1,947	294	3,022	949	1,598	3,693	6,497	987	$18,987
Intersegment sales and revenues	$1	8,763	857	—	147	3,645	206	1,719	$15,338
Total sales and revenues	$1,948	9,057	3,879	949	1,745	7,338	6,703	2,706	$34,325
Depreciation and amortization	$5	228	67	136	28	165	—	48	$677 (1)
Imputed interest expense	$13	70	24	381	19	68	57	58	$690
Accountable profit	$12	1,299	121	160	80	442	201	207	$2,522
Accountable assets at Dec. 31	$402	2,238	937	7,628	803	2,460	1,314	1,964	$17,746
Capital Expenditures	$23	243	67	7	18	287	—	106	$751 (1)

  (1) Amount differs from our consolidated, external reporting amount primarily because of service centers, which are not included in business segments.

  Reconciliations:
	1999	1998	1997

Sales & Revenues
Total external sales and revenues from business segments	$19,872	$21,036	$18,987
Methodology differences	(170)	(59)	(62)

Total consolidated sales and revenues	$19,702	$20,977	$18,925

Profit before taxes
Total accountable profit from business segments	$1,624	$ 2,257	$ 2,522
Corporate costs	(218)	(316)	(317)
Methodology differences	(43)	168	14
Methodology changes in segment reporting	—	—	119
Other	58	65	75

Total consolidated profit before taxes	$1,421	$2,174	$2,413

	December 31,
	1999	1998	1997

Assets
Total accountable assets from business segments	$23,819	$22,676	$17,746
Items not included in segment assets:
Deferred income taxes & prepaids	2,107	2,036	1,968
Intangible assets & other assets	1,748	1,663	847
Investments in affiliated companies	452	534	539
Cash and short-term investments	548	360	292
Service center assets	442	429	352
Liabilities included in segment assets	558	596	643
Inventory methodology differences	(1,679)	(1,769)	(1,700)
Intercompany trade receivables double counted in segment assets	(958)	(1,217)	—
Other	(402)	(180)	69

Total consolidated assets	$26,635	$25,128	$20,756

  TABLE V Continued — Segment Information (unaudited)

  Enterprise-Wide Disclosures:
  External sales and revenues from products and services:
	1999	1998	1997

Machinery	$11,705	$13,448	$13,350
Engines	6,854	6,524	4,760
Financial Products	1,143	1,005	815

Total consolidated	$19,702	$20,977	$18,925

  Information about Geographic Areas:
	Sales & Revenues (1)			Net property, plant, and equipment

				December 31,
	1999	1998	1997	1999	1998	1997

Inside United States	$10,171	$10,870	$ 9,492	$3,223	$3,038	$2,830
Outside United States	9,531	10,107	9,433	1,978(2)	1,828(2)	1,228(2)

Total	$19,702	$20,977	$18,925	$5,201	$4,866	$4,058

  (1) Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.

  (2) Amount includes $614, $531, and $189 of net property, plant, and equipment located in the United Kingdom as of December 31, 1999, 1998, and 1997, respectively.

  21. Selected quarterly financial results (unaudited)

	1999 Quarter

	1st	2nd	3rd	4th

Sales and revenues	$4,867	$5,101	$4,715	$5,019
Less: Revenues	269	280	293	301

Sales	4,598	4,821	4,422	4,718
Cost of goods sold	3,578	3,743	3,470	3,690

Gross margin	1,020	1,078	952	1,028
Profit	205	283	219	239
Profit per share of common stock	$.58	$.80	$.62	$.67
Profit per share of common stock — assuming dilution	$.57	$.78	$.61	$.67
	1998 Quarter

	1st	2nd	3rd	4th

Sales and revenues	$4,794	$5,604	$5,173	$5,406
Less: Revenues	221	247	267	270

Sales	4,573	5,357	4,906	5,136
Cost of goods sold	3,334	3,978	3,748	3,971

Gross margin	1,239	1,379	1,158	1,165
Profit	430	446	336	301
Profit per share of common stock	$1.17	$1.22	$.93	$.84
Profit per share of common stock — assuming dilution	$1.15	$1.20	$.92	$.83

  22. Acquisitions

  During the second quarter of 1999 we acquired the remaining 51% interest in F.G. Wilson. F.G. Wilson is a leading packager of diesel-powered generator sets. During the first quarter of 1998 we acquired the net assets of Perkins Ltd. and the stock of several related subsidiaries for $1,328. Perkins is a leading manufacturer of small- to medium-sized diesel engines. Both acquisitions were accounted for using the purchase method of accounting.

  Five-year Financial Summary

  (Dollars in millions except per share data)

Years ended December 31,	1999	1998	1997	1996	1995
Sales and revenues	$19,702	20,977	18,925	16,522	16,072
Sales	$18,559	19,972	18,110	15,814	15,451
Percent inside the United States	50%	51%	49%	49%	48%
Percent outside the United States	50%	49%	51%	51%	52%
Revenues	$1,143	1,005	815	708	621
Profit	$946	1,513	1,665	1,361	1,136
Profit per share of common stock(1)	$2.66	4.17	4.44	3.54	2.86
Profit per share of common stock — assuming dilution(1)	$2.63	4.11	4.37	3.50	2.84
Dividends declared per share of common stock	$1.275	1.15	.95	.775	.65
Return on average common stock equity	17.9%	30.9%	37.9%	36.3%	36.1%
Capital expenditures: Property, plant, and equipment	$790	925	824	506	464
Equipment leased to others	$490	344	282	265	215
Depreciation and amortization	$945	865	738	696	682
Research and engineering expenses	$814	838	700	570	532
As a percent of sales and revenues	4.1%	4.0%	3.7%	3.4%	3.3%
Wages, salaries, and employee benefits	$4,044	4,146	3,773	3,437	2,919
Average number of employees	66,225	64,441	58,366	54,968	54,263

December 31, Total assets:
Consolidated	$26,635	25,128	20,756	18,728	16,830
Machinery and Engines(2)	$16,082	15,619	14,188	13,066	12,375
Financial Products	$12,951	11,648	7,806	6,681	5,712
Long-term debt due after one year: Consolidated	$9,928	9,404	6,942	5,087	3,964
Machinery and Engines(2)	$3,099	2,993	2,367	2,018	2,049
Financial Products	$6,829	6,411	4,575	3,069	1,915
Total debt: Consolidated	$13,802	12,452	8,568	7,459	6,400
Machinery and Engines(2)	$3,317	3,102	2,474	2,176	2,219
Financial Products	$10,796	9,562	6,338	5,433	4,657
Percent of total debt to total debt and stockholders' equity (Machinery and Engines)	37.8%	37.7%	34.6%	34.6%	39.6%

  (1) Computed on weighted-average number of shares outstanding.
  (2) Represents Caterpillar Inc. and its subsidiaries except for Financial Products, which is accounted for on the equity basis.

  Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at the consolidated data.

  MANAGEMENT'S DISCUSSION AND ANALYSIS

  It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 20A, "Basis for segment information " on Page A-16, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Table V on Pages A-18 and A-19 (see Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment on Page A-22). Our discussions will focus on consolidated results and our three principal lines of business as described below:

  Consolidated—represents the consolidated data of Caterpillar Inc. and all its subsidiaries (affiliated companies that are more than 50% owned).

  Machinery—design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid-steer loaders, and related parts.

  Engines—design, manufacture, and marketing of engines for Caterpillar Machinery, on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 21,000 horsepower (4 to over 15 660 kilowatts). Turbines range from 1,340 to 18,000 horsepower (1000 to 13 500 kilowatts).

  Financial Products—financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and its subsidiaries and Caterpillar Insurance Services Corporation.

  Machinery and Engines Sales Table by Geographic Region

(Millions of dollars)	Total	North America	EAME*	Latin America	Asia/Pacific

1999
Machinery	$11,705	$6,725	$2,955	$851	$1,174
Engines**	6,854	3,690	1,899	621	644

	$18,559	$10,415	$4,854	$1,472	$1,818

1998
Machinery	$ 13,448	$ 8,352	$ 2,871	$ 1,252	$ 973
Engines**	6,524	3,097	2,134	666	627

	$19,972	$11,449	$5,005	$1,918	$1,600

1997
Machinery	$13,350	$7,606	$2,714	$1,252	$1,778
Engines**	4,760	2,526	1,088	450	696

	$18,110	$10,132	$3,802	$1,702	$2,474

   *Europe, Africa & Middle East, and Commonwealth of Independent States.

  **Does not include internal engine transfers of $1,234 million, $1,268 million, and $1,162 million in 1999, 1998, and 1997, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

  Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

(Millions of dollars)	1999	1998	1997

North America Geographic Region	$10,415	$11,449	$10,132
Engine sales included in the Power Products segment	(3,690)	(3,097)	(2,526)
Company owned dealer sales included in the All Other segment	(389)	(389)	(411)
North America Geographic Region sales which are included in the All Other segment	(133)	(135)	(132)
Other*	(262)	(595)	(566)

North America Marketing external sales	$5,941	$7,233	$6,497

EAME	$4,854	$5,005	$3,802
Power Products sales not included in the EAME Marketing segment	(1,352)	(1,448)	(587)
Other*	(407)	(268)	(193)

EAME Marketing external sales	$3,095	$3,289	$3,022

Latin America Geographic Region	$1,472	$1,918	$1,702
Power Products sales not included in the Latin America Marketing segment	(328)	(385)	(237)
Other	85	94	133

Latin America Marketing external sales	$1,229	$1,627	$1,598

Asia/Pacific Geographic Region	$1,818	$1,600	$2,474
Power Products sales not included in the Asia/Pacific Marketing segment	(283)	(370)	(343)
Other	(203)	(137)	(184)

Asia/Pacific Marketing external sales	$1,332	$1,093	$1,947

  *Mostly represents external sales of the Construction & Mining Products and the All Other segments.

  1999 COMPARED WITH 1998

  Sales and revenues for 1999 were $19.70 billion, $1.28 billion lower than 1998. The decrease was primarily due to a 6 percent decrease in physical sales volume, partially offset by a 14 percent increase in Financial Products revenues. Profit of $946 million was $567 million less than 1998. The decrease was due primarily to lower sales volume, an unfavorable change in product sales mix and slightly lower price realization (primarily geographic mix and the impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars). Lower selling, general and administrative (SG&A) and research and development  (R&D) costs partially offset these unfavorable items. Profit per share of $2.63 was down $1.48 from 1998.

  MACHINERY AND ENGINES

  Machinery sales were $11.71 billion, a decrease of $1.74 billion or 13 percent from 1998. The lower sales resulted primarily from an 11 percent decrease in physical sales volume. Price realization also declined primarily due to unfavorable geographic mix and the continued effect of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars.

  Sales were lower in North America and Latin America, which more than offset higher sales in Asia/Pacific and EAME. Sales in North America were lower reflecting reductions in dealer inventory, especially in the last half of the year, and declines in industry demand. Sales were down in both the United States and Canada. In EAME, sales were higher in Europe due to improved industry demand. This was partially offset by significantly lower sales in Africa & Middle East, where industry demand declined due to weak commodity prices. Sales in Asia/Pacific improved because of higher sales to developing Asia as dealers began rebuilding inventories in response to improved retail demand. This improvement in developing Asia more than offset lower sales in Australia. Latin American sales fell sharply in 1999 due to recessions in a number of countries and low commodity prices.

  Engine sales were $6.85 billion, an increase of $330 million or 5 percent from 1998. This increase was primarily due to 4 percent higher physical sales volume resulting from improved end user and Original Equipment Manufacturer (OEM) demand. Price realization also improved slightly in 1999.

  Sales increased in North America and Asia/Pacific, which more than offset declines in EAME and Latin America. Sales in the power generation segment were up in every region of the world, while sales in the petroleum segment declined in every region. Sales in North America also benefited from extremely strong sales in the truck segment.

  Operating Profit Table

(Millions of dollars)	1999	1998	1997

Machinery	$867	$1,584	$1,808
Engine	506	504	468

	$1,373	$2,088	$2,276

  Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business operating profit.

  Machinery operating profit decreased $717 million, or 45 percent from 1998. Margin (sales less cost of goods sold) declined primarily due to the lower sales volume, an unfavorable change in product sales mix, the impact of lower production volumes on manufacturing efficiencies and lower price realization. SG&A and R&D expenses were lower reflecting the impact of ongoing cost reduction actions.

      Total pension and other postretirement benefit costs were about the same in 1999 as in 1998. However, SG&A and R&D expenses were favorably impacted by approximately $60 million due to favorable returns on plan assets, and cost of sales was unfavorably impacted by a like amount due to plan amendments.

  Engine operating profit increased $2 million from 1998 due to the higher sales volume and slightly better price realization, partially offset by an unfavorable sales mix. Sales into the petroleum segment declined 35 percent, while sales into the lower margin truck engine market increased 40 percent. SG&A and R&D expenses were slightly higher.

  Interest expense was $5 million higher than a year ago.

  Other income/expense reflects a net increase in income of $20 million primarily related to currency exchange.

  Table of Supplemental Information

(Millions of dollars)	1999	1998	1997

Identifiable Assets
Machinery	$ 9,112	$ 9,199	$ 9,463
Engines	6,970	6,420	4,725

Total	$ 16,082	$ 15,619	$ 14,188

Capital Expenditures
Machinery	$ 415	$ 511	$ 481
Engines	375	416	343

Total	$ 790	$ 927	$ 824

Depreciation and Amortization
Machinery	$ 386	$ 414	$ 392
Engines	359	283	207

Total	$ 745	$ 697	$ 599

  Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

  FINANCIAL PRODUCTS

  Revenues for 1999 were a record $1.28 billion, up $160 million or 14 percent compared with 1998. The increase resulted primarily from continued growth in Cat Financial's portfolio.

  Before tax profit decreased $53 million or 17 percent from 1998. Profit at Caterpillar Insurance Co. Ltd. (Cat Insurance) was lower due to less favorable reserve adjustments. This was partially offset by record profits at Cat Financial as a result of portfolio growth.

  INCOME TAXES

  1999 tax expense reflects an effective tax rate of 32 percent. The 1998 effective tax rate was 31 percent and included a favorable adjustment to recognize deferred tax assets at certain European subsidiaries.

  UNCONSOLIDATED AFFILIATED COMPANIES

  The company's share of unconsolidated affiliated companies' results declined $24 million from a year ago, primarily due to weaker results at Shin Caterpillar Mitsubishi Ltd. and the conversion of F.G. Wilson from an affiliated company to a consolidated subsidiary effective June 1999.

  SUPPLEMENTAL INFORMATION

  Dealer Machine Sales to End Users and Deliveries to Dealer Rental Operations

  Sales (including both sales to end users and deliveries to rental operations) in North America were down in 1999 due to weaker industry demand in both the United States and Canada. Sales fell in all eight key market segments. Sales in mining, forestry and agriculture were depressed by low commodity prices. Sales of paving related equipment were up considerably, but total machine sales in the heavy construction segment (primarily highways and pipelines) were lower because of delays in getting major highway capital projects underway. Sales also were lower in the other segments including general construction (residential, commercial and public), quarry & aggregates, waste and industrial.

  Sales in the EAME region remained near 1998 levels as higher sales in Europe were offset by lower sales to Africa & Middle East and the Commonwealth of Independent States (CIS). Stronger industry demand in Europe resulted in higher sales to most European countries, with significant increases in the United Kingdom, Germany, France and Italy. In Africa & Middle East, low commodity prices reduced industry demand and sales in 1999. Sales to users were lower in most countries with significant sales declines in Turkey, Saudi Arabia and South Africa. In the CIS, sales were sharply lower due to the continued weakness in Russia. For the EAME region as a whole, sales were higher in heavy construction, general construction and quarry & aggregates, which offset lower sales in mining, agriculture and industrial segments.

  Sales in Asia/Pacific were down slightly in 1999 as higher sales in developing Asia and Japan were offset by declines in Australia. For the region, sales increased in the forestry and quarry & aggregates segments, and declined in mining, heavy construction and industrial segments.

  Sales in Latin America were significantly lower in 1999 due to recessions in a number of countries and low commodity prices. Sales were down in most major countries with sharp declines in Brazil, Argentina and Chile. For the region, sales were down in all segments, particularly heavy construction, general construction and industrial.

  Dealer Inventories of New Machines

  Worldwide dealer new machine inventories at year end were down compared to year-end 1998 and at normal levels relative to current selling rates. Higher inventories in Asia/Pacific were more than offset by declines in North America, Latin America and EAME.

  At year end, North American dealer inventories were normal compared to current selling rates. EAME dealer inventories were slightly below normal and Asia/Pacific dealer inventories were moderately below normal when compared to current selling rates. Dealer inventories in Latin America ended the year significantly above levels needed to support current selling rates.

  Engine Sales to End Users and OEMs

  Sales in North America were up primarily due to very strong demand for on-highway truck engines and higher share of industry sales, which strengthened Caterpillar's position as the industry leader for combined medium and heavy-duty truck engine sales. Sales were also significantly higher in the power generation segment. These offset significantly lower sales in the petroleum segment and lower sales in the marine segment. Sales in the industrial segment were flat with 1998. Sales were up in Canada as well as the United States.

  Sales in EAME were lower as weaker sales in petroleum and industrial segments more than offset higher sales in power generation and marine segments.

  Sales in Latin America were down primarily due to weaker petroleum and truck segment sales, which more than offset gains in power generation sales.

  Sales in Asia/Pacific were down as sales gains in marine and power generation segments were more than offset by declines in the petroleum segment.

  Machinery and Engines Sales Table

(Millions of dollars)	Total	North America	EAME	Latin America	Asia/Pacific
Fourth-Quarter 1999
Machinery	$2,537	$1,260	$734	$241	$302
Engines***	2,181	1,076	676	235	194

	$4,718	$2,336	$1,410	$476	$496

Fourth-Quarter 1998
Machinery	$3,111	$1,942	$674	$267	$228
Engines***	2,025	858	662	262	243

	$5,136	$2,800	$1,336	$529	$471

  ***Does not include internal engine transfers of $323 million and $304 million in 1999 and 1998, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

  FOURTH-QUARTER 1999
  COMPARED WITH FOURTH-QUARTER 1998

  Sales and revenues for fourth-quarter 1999 were $5.02 billion, $387 million lower than fourth-quarter 1998. The decrease was primarily due to a 7 percent decrease in physical sales volume, partially offset by an 11 percent increase in Financial Products revenues. Profit of $239 million was $62 million less than fourth-quarter 1998. The decrease was due primarily to lower sales volume, lower price realization (primarily geographic mix and the impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars) and an unfavorable change in product sales mix. Lower SG&A costs, as well as higher other income, partially offset these unfavorable items. Profit per share of 67 cents was down 16 cents from fourth-quarter 1998.

  MACHINERY AND ENGINES

  Machinery sales were $2.54 billion, a decrease of $574 million or 18 percent from fourth-quarter 1998. The lower sales resulted primarily from a 15 percent decrease in physical sales volume reflecting lower demand in North America and Latin America. Price realization was lower as price increases taken over the past year were more than offset by higher discounts.

  Sales were down significantly in North America due primarily to sharp reductions in dealer inventories and lower industry demand. In EAME, sales increased as higher sales in Europe more than offset significantly lower sales to Africa & Middle East. Sales in Asia/Pacific were higher as dealers in developing Asia rebuilt inventories and sales to end users improved, more than offsetting sales declines in Australia. In Latin America, sales were lower reflecting weak industry demand and reductions in dealer inventories.

  Engine sales were $2.18 billion, an increase of $156 million above fourth-quarter 1998, reflecting a 5 percent increase in physical sales volume resulting from improved end user and OEM demand and slightly better price realization (primarily geographic mix).

  Sales were up in North America due primarily to significantly higher sales in the power generation and truck segments. Sales in EAME were higher due primarily to growth in power generation and marine segments. Latin American sales declined primarily because of sharp declines in the petroleum segment. Asia/Pacific sales declined primarily because of declines in petroleum, power generation and marine segments.

  Operating Profit Table

	Fourth-Quarter
(Millions of dollars)	1999	1998
Machinery	$131	$235
Engine	217	165

	$348	$400

  Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business operating profit.

  Machinery operating profit decreased $104 million, or 44 percent from fourth-quarter 1998. Margin (sales less cost of goods sold) declined primarily due to the lower sales volume and price realization, as well as the impact of lower production volumes on manufacturing efficiencies. SG&A expenses were lower reflecting the impact of ongoing cost reduction actions.

  Engine operating profit increased $52 million, or 32 percent from fourth-quarter 1998 due to the higher sales volume and slightly better price realization. SG&A and R&D expenses were about the same.

  Interest expense was the same as a year ago.

  Other income/expense reflects a net increase in income of $41 million due mostly to the absence of the charge related to the agreement reached with the EPA in fourth-quarter 1998, a gain on sale of fixed assets, and a favorable change in foreign exchange gains and losses.

  FINANCIAL PRODUCTS

  Revenues for the fourth quarter were $333 million, up $28 million or 9 percent compared with fourth-quarter 1998. The increase resulted primarily from continued growth in Cat Financial's portfolio.

  Before tax profit decreased $26 million or 33 percent from fourth-quarter 1998 primarily due to less favorable reserve adjustments at Caterpillar Insurance.

  INCOME TAXES

  Fourth-quarter 1999 tax expense reflects an effective annual tax rate of 32 percent. The fourth-quarter 1998 effective tax rate was 24 percent and included a favorable adjustment to recognize deferred tax assets at certain European subsidiaries.

  UNCONSOLIDATED AFFILIATED COMPANIES

  The company's share of unconsolidated affiliated companies' results declined $6 million from a year ago, primarily due to weaker results at Shin Caterpillar Mitsubishi Ltd. and the conversion of F.G. Wilson from an affiliated company to a consolidated subsidiary effective June 1999.

  1998 COMPARED WITH 1997

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

  LIQUIDITY & CAPITAL RESOURCES

  Consolidated operating cash flow was $2.57 billion for 1999, compared with $1.78 billion for the same period a year ago. The increase was largely due to a reduction in inventories and trade receivables. Total debt at year end was $13.80 billion, an increase of $1.35 billion from year-end 1998. Over this period, debt related to Machinery and Engines increased $215 million, to $3.32 billion, while debt related to Financial Products increased $1.23 billion to $10.80 billion.

  In 1998, the board of directors authorized a share repurchase program to reduce the number of outstanding shares to 320 million within the next three to five years. In total, 5 million shares were repurchased during the year. The number of shares outstanding at December 31, 1999, was 353.8 million.

  Machinery and Engines

  Operating cash flow was $2.05 billion for 1999, compared with $2.65 billion for 1998. The decrease was primarily due to lower profit after tax and an unfavorable change in working capital. The unfavorable change in working capital reflects the positive impact of a reduction in inventory which was more than offset by lower benefits from the revolving sale of receivables to Cat Financial. Capital expenditures, excluding equipment leased to others, totaled $770 million compared with $918 million for 1998. As part of the company's long term plans, $300 million of ten-year debentures were sold during the third quarter. These bonds are due September 15, 2009 and were priced to yield 7.277% semi-annually. The company intends to utilize these funds for general corporate purposes. Our debt to debt equity ratio as of December 31, 1999 was 38%.

  Financial Products

  Operating cash flow was $560 million for 1999, compared with a negative $822 million for the same period a year ago. The increase was primarily the result of lower net purchases of receivables under the revolving program from Machinery and Engines. Cash used to purchase equipment leased to others was $469 million for 1999. Net cash used for finance receivables was $1.53 billion for 1999 compared with $2.20 billion for 1998.

      Financial Products' debt was $10.80 billion at December 31, 1999, an increase of $1.23 billion from December 31, 1998, and is primarily comprised of $7.46 billion of medium term notes, $88 million of notes payable to banks and $2.78 billion of commercial paper. At the end of December 31, 1999, finance receivables past due over 30 days were 2.8%, compared with 1.5% at the end of the same period one year ago. The ratio of debt to equity of Cat Financial was 7.8:1 at December 31, 1999, compared with 8.0:1 at December 31, 1998.

      Financial Products had outstanding credit lines totaling $4.91 billion at December 31, 1999, which included $2.60 billion of shared revolving credit agreements with Machinery and Engines. These credit lines are with a number of banks and are considered support for the company's outstanding commercial paper, commercial paper guarantees, the discounting of bank and trade bills and bank borrowings. Also included are variable amount lending agreements with Caterpillar. Under these agreements, Financial Products (Cat Financial) may borrow up to $835 million from Machinery and Engines (Caterpillar Inc.).

  Dividends paid per share of common stock

Quarter	1999	1998	1997

First	$ .300	$ .25	$ .20
Second	.300	.25	.20
Third	.325	.30	.25
Fourth	.325	.30	.25

	$1.250	$1.10	$ .90

  EMPLOYMENT

  At the end of 1999, Caterpillar's worldwide employment was 66,896 compared with 65,824 one year ago. Acquisitions added 2,517 during this period.

  Full-Time Employees at Year End

	1999	1998	1997

Inside U.S.	38,379	40,261	39,722
Outside U.S.	28,517	25,563	20,141
Total	66,896	65,824	59,863
By Region:
North America	38,560	40,485	39,941
EAME	20,404	18,117	12,739
Latin America	5,493	5,302	5,340
Asia/Pacific	2,439	1,920	1,843
Total	66,896	65,824	59,863

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

      The amount set aside for environmental clean-up is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

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

    The U.S. dollar value of sales made in foreign currencies, and

    The U.S. dollar value of costs incurred in foreign currencies.

      Foreign currency exchange rate movements also affect our competitive position, as exchange rate changes may affect business practices and/or pricing strategies of non-U.S. based competitors.

      Our general policy is to use foreign currency derivative instruments as needed to operate our business and protect our interests. We enter into foreign currency derivative instruments only to manage risk — not as speculative instruments. We buy and sell currencies only to cover business needs and to protect our financial and competitive position. Our general approach is to manage future foreign currency cash flow for Machinery and Engines' operations and net foreign currency balance sheet exposures for Financial Products' operations.

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

      In managing foreign currency for Machinery and Engines' operations, our objective is to maximize consolidated after-tax U.S. dollar cash flow. To this end, our policy allows for actively managing:

    Cash flow related to firmly committed foreign currency transactions;

    Anticipated foreign currency cash flow for the future rolling twelve-month period; and

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

  II. Sensitivity

  Exchange Rate Sensitivity

  Based on the anticipated and firmly committed cash inflows and outflows for our Machinery and Engines' operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2000 cash flows for our Machinery and Engines' operations by $80 million. This is not materially different than the potential $116 million adverse impact on expected 1999 cash flows for our Machinery and Engines' operations that we reported last year based on similar assumptions and calculations.

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

  Interest Rate Sensitivity

  For our Machinery and Engines' operations, we currently use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2000 pretax earnings of Machinery and Engines by $22 million. Last year, similar assumptions and calculations yielded a potential $8 million adverse impact on 1999 pretax earnings.

      For our Financial Products' operations, we use interest rate derivative instruments primarily to meet our "match funding" objectives and strategies. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect the 2000 pretax earnings of Financial Products by $18 million. This impact is not materially different from the potential $14 million adverse 1999 pretax earnings impact of a similar interest rate movement as reported last year.

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

  YEAR 2000 CHALLENGE

  As reported throughout 1999, Caterpillar tackled the Year 2000 computer challenge with a comprehensive effort involving all of our business units worldwide. From our Board of Directors through our Year 2000 Steering Committee, Enterprise Year 2000 Coordinator, and individual business unit Year 2000 coordinators, this challenge was made a top Caterpillar priority.

      At this time, we are happy to report that it is business as usual with no significant Year 2000 computer issues reported to us by our business units, dealers, suppliers, or customers. We spent approximately $115 million addressing the challenge, an amount below our previously reported estimates of between $120 -$130 million.

      We recognize that we must continue to monitor the Year 2000 issue and will report any significant deviations from our current status. Absent those deviations, we anticipate this will be our final disclosure on this topic.

      We would like to take this opportunity to thank the many Caterpillar employees involved in this effort and believe the results are a testament to the dedication and teamwork that characterize our people worldwide.

  OUTLOOK

  Summary

  World economic growth in 2000 is forecast to improve as stronger growth in Europe, Africa & Middle East and Latin America more than offsets slightly slower growth in North America. Better world growth should lead to higher prices for most commodities although agricultural prices are expected to remain weak and oil prices are expected to retreat slightly from recent very high levels.

      In this environment, company sales and revenues are forecast to increase in 2000 with higher sales expected in each region of the world except North America. In the United States, we expect industry demand for machines to decline, but company sales are expected to be about flat as machine shipments come back into line with retail demand. Engine sales in North America also are expected to remain near 1999 levels as higher commercial engine sales offset lower industry demand for on-highway truck engines. Elsewhere, stronger economic growth and higher commodity prices should lead to higher retail demand and higher company sales.

      We estimate the growth initiatives discussed in previous public statements unfavorably impacted 1999 profit by about 20 percent. Benefits from these initiatives have been delayed due largely to slower than expected sales growth. These growth initiatives are expected to unfavorably impact profit in 2000 by approximately 10 percent. For Machinery and Engines, SG&A and R&D are expected to remain in the same range as 1999 as a percentage of sales. In addition, capital expenditures are expected to be up about $100 million in 2000.

      In summary, company sales are forecast to improve slightly in 2000 due to better worldwide growth, higher commodity prices and less dealer inventory reduction. Profit is expected to increase in line with sales.

  North America

  In the United States, Gross Domestic Product (GDP) growth is forecast to slow from 4 percent in 1999 to 3 to 3.5 percent in 2000 as the Federal Reserve raises interest rates. Higher rates, slower economic growth and fewer housing starts are expected to result in lower sales into the general construction sector. The heavy construction segment, however, should provide a partial offset since sales into the highway sector are forecast to increase as states accelerate contracts for highway construction. Sales into the commodity segments should begin to stabilize with the exception of agriculture where sales are forecast to decline for another year. Overall, retail industry demand for machines is expected to decline because of the drop in general construction, continued weakness in agriculture and a drop in replacement buying due to the age of the current expansion. Company machine sales, however, are expected to be about flat as shipments come back into line with retail demand.

      Higher interest rates, slower growth and less replacement buying also are expected to impact the engine business resulting in lower industry demand for on-highway truck engines. Demand for other engines, though, should continue to grow. Overall, company engine sales are forecast to remain near 1999 levels.

      In Canada, good economic growth should lead to higher sales for both machines and engines.

      For the North American region as a whole, company sales of machines and engines are forecast to remain near last year's level.

  EAME

  In Western Europe, GDP growth is expected to accelerate from 2 percent in 1999 to 3 percent in 2000 leading to stronger demand for both machines and engines. Growth is also expected to improve in Africa & Middle East, which combined with higher oil prices, should lead to better demand for both machines and engines. Sales in Russia and elsewhere in the CIS, however, are likely to remain depressed. For the region as a whole, better growth and improved business confidence should lead to higher company sales.

  Asia/Pacific

  In developing Asia, economic recovery is forecast to continue with GDP growth remaining in the 5 to 6 percent range which should lead to better sales of both machines and engines. Good economic growth is also expected to continue in Australia resulting in sales near or slightly above 1999 levels. In Japan, demand should continue to improve from very depressed levels. For the region as a whole, company sales should be higher.

  Latin America

  GDP growth for the region is forecast to improve from flat in 1999 to 3 to 4 percent in 2000 as countries begin to recover from last year's recessions. While this improvement should result in higher machine and reciprocating engine sales, consolidation by large oil companies is expected to result in much lower turbine engine sales. In total, company sales for the region are forecast to be up as higher machine sales more than offset lower engine sales.

      The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 21, 2000.

  MANAGEMENT'S DISCUSSION AND ANALYSIS []

  SUPPLEMENTAL STOCKHOLDER INFORMATION

  Shareholder Services:
  Stock Transfer Agent
  First Chicago Trust Company of New York
  P.O. Box 2500
  Jersey City, NJ 07303-2500
  phone: (800) 446-2617 (U.S. or Canada)
              (201) 324-0498 (Outside U.S. or Canada)
              (201) 222-4955 (Hearing impaired)
  Internet home page:   equiserve.com

  Caterpillar Assistant Secretary:
  Laurie J. Huxtable
  Assistant Secretary
  Caterpillar Inc.
  100 N.E. Adams Street
  Peoria, IL 61629-7310
  phone:   (309) 675-4619
  fax:   (309) 675-6620
  e-mail:   huxtable_laurie_j@CAT.com

  Stock Purchase Plan:
  Current shareholders and other interested investors may purchase Caterpillar Inc. common stock directly through the DirectSERVICETM Investment Program sponsored and administered by our Transfer Agent.

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

  Director of Investor Relations
  James W. Anderson
  Caterpillar Inc.
  100 N.E. Adams Street, Peoria, IL 61629-5310
  phone:   (309) 675-4549
  fax:   (309) 675-4457
  e-mail:   CATir@CAT.com
  Internet web site:  .CAT.com/investor

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

  Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	1999		1998
Quarter	High	Low	High	Low
First	52 15/16	42	59 1/4	44 1/2
Second	66 7/16	46 5/16	60 3/4	51 1/16
Third	63 7/8	52 9/16	56 5/16	39 1/16
Fourth	58 7/8	43 3/16	52 3/16	41 1/8

  Number of Stockholders: Stockholders of record at year end totaled 36,048, compared with 34,527 at the end of 1998. Approximately 69% of our issued shares are held by institutions and banks, 24% by individuals, and 7% by Caterpillar benefit plans.

  Employees' investment and profit-sharing plans acquired 2,655,218 shares of Caterpillar stock in 1999. Investment plans, for which membership is voluntary, held 26,258,659 shares for employee accounts at 1999 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 462,493 shares at 1999 year end.

  Company Publications:
  To request any of the following materials, call our Information Hotline —(800) CAT-7717 (U.S. & Canada) or (760) 704-4377 (outside U.S. or Canada); or visit our Investor Relations home page to download or request materials on-line:
    Annual Report/Proxy Statement (early March)
    Form 10-K (late April)
    Form 10-Q (late May, Aug., and Nov.)
    Financial Results Press Release (late Jan., April, July, and Oct.)
    General Investor Packet

  To hear a summary of Caterpillar's latest financial results and current outlook or to request a copy of results by fax or mail, call our Information Hotline.

  Annual Meeting:
  On Wednesday, April 12, 2000, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Bank One Auditorium, Chicago, Illinois. Requests for proxies are being sent to stockholders with this report mailed on or about March 3, 2000.

  Internet:
  Visit us on the Internet at CAT.com.

  Information contained on our website is not incorporated by reference into this document.

  DIRECTORS AND OFFICERS

  DIRECTORS

Lilyan H. Affinito[2,4]	Former Vice Chairman, Maxxam Group Inc.
Glen A. Barton	Chairman and Chief Executive Officer, Caterpillar Inc.
W. Frank Blount[1,3]	Former Director and Chief Executive Officer, Telstra Corporation Limited
John R. Brazil[1,3]	President, Trinity University
John T. Dillon[2,4]	Chairman and Chief Executive Officer, International Paper
Donald V. Fites[4,5]	Former Chairman and Chief Executive Officer, Caterpillar Inc.
Juan Gallardo[1,3]	Chairman and Chief Executive Officer, Grupo Embotelladoras Unidas S.A. de C.V.
David R. Goode[1,2]	Chairman, President, and Chief Executive Officer, Norfolk Southern Corporation
James P. Gorter[1,2]	Chairman, Baker, Fentress & Company
Peter A. Magowan[2,4]	Former Chairman, Safeway Inc.; President and Managing General Partner, San Francisco Giants
Gordon R. Parker[1,3]	Former Chairman, Newmont Mining Corporation
George A. Schaefer[1,3,5]	Former Chairman and Chief Executive Officer, Caterpillar Inc.
Joshua I. Smith[3,4]	Chairman and Chief Executive Officer, The MAXIMA Corporation
Clayton K. Yeutter[2,4]	Of Counsel to Hogan & Hartson, Washington, D.C.

  1 Member of Audit Committee (David R. Goode, chairman)

  2 Member of Compensation Committee (James P. Gorter, chairman)

  3 Member of Nominating & Governance Committee (Joshua I. Smith, chairman)

  4 Member of Public Policy Committee (Clayton K. Yeutter, chairman)

  OFFICERS

Glen A. Barton	Chairman and Chief Executive Officer
Gerald S. Flaherty	Group President
James W. Owens	Group President
Gerald L. Shaheen	Group President
Richard L. Thompson	Group President
R. Rennie Atterbury III	Vice President, General Counsel and Secretary
James W. Baldwin[5]	Vice President
Sidney C. Banwart	Vice President
Vito H. Baumgartner	Vice President
Michael J. Baunton	Vice President
James S. Beard	Vice President
Richard A. Benson	Vice President
James E. Despain	Vice President
Michael A. Flexsenhar	Vice President
Thomas A. Gales[6]	Vice President
Donald M. Ings	Vice President
Stuart L. Levenick[7]	Vice President
Duane H. Livingston	Vice President
Robert R. Macier	Vice President
David A. McKie	Vice President
F. Lynn McPheeters	Vice President
Daniel M. Murphy	Vice President
Douglas R. Oberhelman	Vice President
Gerald Palmer	Vice President
Robert C. Petterson	Vice President
John E. Pfeffer	Vice President
Siegfried R. Ramseyer	Vice President
Alan J. Rassi	Vice President
Gary A. Stroup	Vice President
Sherril K. West	Vice President
Donald G. Western	Vice President
Steven H. Wunning	Vice President
Robert R. Gallagher	Controller
Kenneth J. Zika	Treasurer
Robin D. Beran	Assistant Treasurer
Tinkie E. Demmin	Assistant Secretary
Laurie J. Huxtable	Assistant Secretary

  __________

  Note: All director/officer information is as of December 31, 1999, except as noted.

  5 Will retire effective April, 2000.
  6 Effective April 1, 2000.
  7 Effective January 1, 2000.

  NOTES

  NOTES