Form 10-K, Exhibit 13
period 2000-12-31
CATERPILLAR INC
filed 2001-03-15
CIK 18230

Use these links to rapidly review the document
Table of Contents — Financial Appendix

APPENDIX

CATERPILLAR INC.
GENERAL AND FINANCIAL INFORMATION
 2000

TABLE OF CONTENTS

Report of Management
Report of Independent Accountants
Consolidated Financial Statements and Notes
Five-year Financial Summary
Management's Discussion and Analysis (MD&A)
Machinery and Engine Sales by Geographic Region
2000 Compared with 1999
Supplemental Information
Fourth-Quarter 2000 Compared with Fourth-Quarter 1999
1999 Compared with 1998
Liquidity & Capital Resources
Employment
Other Matters
Outlook
Supplemental Stockholder Information
Directors and Officers

REPORT OF MANAGEMENT	Caterpillar Inc.

The management of Caterpillar Inc. has prepared the accompanying financial statements for the years ended December 31, 2000, 1999, and 1998, and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

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

/s/Glen Barton Glen Barton Chairman of the Board
/s/F. L. McPheeters F. L. McPheeters Chief Financial Officer
January 18, 2001

REPORT OF INDEPENDENT ACCOUNTANTS

[PriceWaterhouseCoopers LLP Logo appears here]

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CATERPILLAR INC.:

In our opinion, the accompanying consolidated financial statements, in Statements 1 through 4, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2000, 1999, and 1998, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PriceWaterhouseCoopers LLP

PriceWaterhouseCoopers LLP
Peoria, Illinois

January 18, 2001

STATEMENT 1
Results of Operations for the Years Ended December 31
(Millions of dollars except per share data)

				Supplemental consolidating data
	Consolidated			Machinery and Engines(1)			Financial Products
	2000	1999	1998	2000	1999	1998	2000	1999	1998
Sales and revenues:
Sales of Machinery and Engines (Note 1C)	$18,913	$18,559	$19,972	$18,913	$18,559	$19,972	$—	$—	$—
Revenues of Financial Products (Note 1C)	1,262	1,143	1,005	—	—	—	1,465	1,277	1,117

Total sales and revenues	20,175	19,702	20,977	18,913	18,559	19,972	1,465	1,277	1,117
Operating costs:
Cost of goods sold	14,497	14,481	15,031	14,497	14,481	15,031	—	—	—
Selling, general, and administrative expenses	2,604	2,541	2,561	2,099	2,079	2,210	544	493	377
Research and development expenses	649	626	643	649	626	643	—	—	—
Interest expense of Financial Products	688	560	489	—	—	—	739	585	501

Total operating costs	18,438	18,208	18,724	17,245	17,186	17,884	1,283	1,078	878

Operating profit	1,737	1,494	2,253	1,668	1,373	2,088	182	199	239
Interest expense excluding Financial Products	292	269	264	292	269	264	—	—	—
Other income (expense) (Note 3)	83	196	185	(126)	66	46	96	52	65

Consolidated profit before taxes	1,528	1,421	2,174	1,250	1,170	1,870	278	251	304
Provision for income taxes (Note 6)	447	455	665	350	362	554	97	93	111

Profit of consolidated companies	1,081	966	1,509	900	808	1,316	181	158	193
Equity in profit of unconsolidated affiliated companies (Note 10)	(28)	(20)	4	(31)	(21)	4	3	1	—
Equity in profit of Financial Products' subsidiaries	—	—	—	184	159	193	—	—	—

Profit	$1,053	$946	$1,513	$1,053	$946	$1,513	$184	$159	$193

Profit per share of common stock (Note 15)	$3.04	$2.66	$4.17

Profit per share of common stock — assuming dilution (Note 15)	$3.02	$2.63	$4.11

Cash dividends declared per share of common stock	$1.345	$1.275	$1.150

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

STATEMENT 2
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)

	2000		1999		1998
Common stock (Note 14):
Balance at beginning of year	$(1,230)		$(993)		$(442)
Common shares issued, including treasury shares reissued: 2000 — 408,629; 1999 — 1,535,626; 1998 — 800,315	14		23		16
Treasury shares purchased: 2000 — 10,789,700; 1999 — 4,956,100; 1998 — 11,612,300	(412)		(260)		(567)

Balance at year-end	(1,628)		(1,230)		(993)

Profit employed in the business:
Balance at beginning of year	6,617		6,123		5,026
Profit	1,053	1,053	946	946	1,513	1,513
Dividends declared	(465)		(452)		(416)

Balance at year-end	7,205		6,617		6,123

Accumulated other comprehensive income:
Foreign currency translation adjustment (Note 1H):
Balance at beginning of year	125		65		95
Aggregate adjustment for year	(70)	(70)	60	60	(30)	(30)

Balance at year-end	55		125		65

Minimum Pension Liability Adjustment:
Balance at beginning of year	(47)		(64)		—
Aggregate adjustment for year	15	15	17	17	(64)	(64)

Balance at year-end	(32)		(47)		(64)

Comprehensive income		998		1,023		1,419

Stockholders' equity at year-end	$5,600		$5,465		$5,131

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 3 Financial Position at December 31 (Dollars in millions)	Caterpillar Inc.

				Supplemental consolidating data
	Consolidated (Caterpillar Inc. and subsidiaries)
				Machinery and Engines(1)			Financial Products
	2000	1999	1998	2000	1999	1998	2000	1999	1998
Assets
Current assets:
Cash and short-term investments	$334	$548	$360	$206	$440	$303	$128	$108	$57
Receivables — trade and other	2,608	3,233	3,660	2,411	2,357	2,604	1,201	1,761	1,875
Receivables — finance (Note 5)	5,471	4,206	3,516	—	—	—	5,471	4,206	3,516
Deferred income taxes	397	405	474	377	394	465	20	11	9
Prepaid expenses	1,019	824	607	1,038	841	616	2	3	9
Inventories (Note 1D)	2,692	2,594	2,842	2,692	2,594	2,842	—	—	—

Total current assets	12,521	11,810	11,459	6,724	6,626	6,830	6,822	6,089	5,466
Property, plant, and equipment — net (Notes 1F and 9)	5,588	5,201	4,866	4,376	4,287	4,125	1,212	914	741
Long-term receivables — trade and other	76	95	85	76	95	85	—	—	—
Long-term receivables — finance (Note 5)	6,095	5,588	5,058	—	—	—	6,095	5,588	5,058
Investments in unconsolidated affiliated companies (Notes 1B and 10)	551	553	773	504	523	773	47	30	—
Investments in Financial Products' subsidiaries	—	—	—	1,620	1,464	1,269	—	—	—
Deferred income taxes (Note 6)	907	954	955	960	974	980	10	9	8
Intangible assets (Note 1F)	1,507	1,543	1,241	1,504	1,541	1,241	3	2	—
Other assets (Note 17)	1,219	967	691	790	648	316	429	319	375

Total assets	$28,464	$26,711	$25,128	$16,554	$16,158	$15,619	$14,618	$12,951	$11,648

Liabilities
Current liabilities:
Short-term borrowings (Note 12)	$971	$770	$809	$369	$51	$49	$919	$1,030	$972
Accounts payable	2,339	2,003	2,250	2,556	2,317	2,401	147	41	273
Accrued expenses	1,048	1,048	928	720	758	659	451	337	290
Accrued wages, salaries, and employee benefits	1,274	1,191	1,217	1,262	1,180	1,208	12	11	9
Dividends payable	117	115	107	117	115	107	5	29	36
Deferred and current income taxes payable (Note 6)	57	23	15	28	(12)	(19)	29	35	34
Deferred liability	—	—	—	—	—	—	316	190	143
Long-term debt due within one year (Note 13)	2,762	3,104	2,239	204	167	60	2,558	2,937	2,179

Total current liabilities	8,568	8,254	7,565	5,256	4,576	4,465	4,437	4,610	3,936
Long-term debt due after one year (Note 13)	11,334	9,928	9,404	2,854	3,099	2,993	8,480	6,829	6,411
Liability for postemployment benefits (Note 8)	2,514	2,536	2,590	2,514	2,536	2,590	—	—	—
Deferred income taxes and other liabilities (Note 6)	448	528	438	330	482	440	81	48	32

Total liabilities	22,864	21,246	19,997	10,954	10,693	10,488	12,998	11,487	10,379

Contingencies (Notes 17 and 18)
Stockholders' equity (Statement 2)
Common stock of $1.00 par value (Note 14):
Authorized shares: 900,000,000
Issued shares (2000, 1999, and 1998 — 407,447,312) at paid-in amount	1,048	1,045	1,063	1,048	1,045	1,063	787	762	683
Profit employed in the business	7,205	6,617	6,123	7,205	6,617	6,123	922	744	615
Accumulated other comprehensive income	23	78	1	23	78	1	(89)	(42)	(29)
Treasury stock (2000 — 64,050,502 shares; 1999 — 53,669,431 shares; and 1998 — 50,248,957 shares) at cost	(2,676)	(2,275)	(2,056)	(2,676)	(2,275)	(2,056)	—	—	—

Total stockholders' equity	5,600	5,465	5,131	5,600	5,465	5,131	1,620	1,464	1,269

Total liabilities and stockholders' equity	$28,464	$26,711	$25,128	$16,554	$16,158	$15,619	$14,618	$12,951	$11,648

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

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 4
Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)

				Supplemental consolidating data
	Consolidated (Caterpillar Inc. and subsidiaries)
				Machinery and Engines(1)			Financial Products
	2000	1999	1998	2000	1999	1998	2000	1999	1998
Cash flow from operating activities:
Profit	$1,053	$946	$1,513	$1,053	$946	$1,513	$184	$159	$193
Adjustments for noncash items:
Depreciation and amortization	1,022	945	865	779	745	697	243	200	168
Profit of Financial Products	—	—	—	(184)	(159)	(193)	—	—	—
Other	120	188	(8)	(78)	105	98	130	83	(137)
Changes in assets and liabilities:
Receivables — trade and other	(327)	494	(104)	(29)	368	993	(273)	294	(1,258)
Inventories	(54)	312	(104)	(54)	312	(104)	—	—	—
Accounts payable and accrued expenses	335	(95)	(60)	231	(45)	(182)	195	(180)	284
Other — net	(90)	(200)	(328)	(87)	(205)	(177)	(5)	3	(72)

Net cash provided by (used for) operating activities	2,059	2,590	1,774	1,631	2,067	2,645	474	559	(822)

Cash flow from investing activities:
Capital expenditures — excluding equipment leased to others	(723)	(790)	(925)	(709)	(770)	(918)	(14)	(20)	(7)
Expenditures for equipment leased to others	(665)	(490)	(344)	(9)	(21)	(9)	(656)	(469)	(335)
Proceeds from disposals of property, plant, and equipment	263	215	141	29	30	17	234	185	124
Additions to finance receivables	(14,879)	(8,526)	(8,537)	—	—	—	(14,879)	(8,526)	(8,537)
Collections of finance receivables	12,101	5,676	4,635	—	—	—	12,101	5,676	4,635
Proceeds from sale of finance receivables	1,581	1,324	1,705	—	—	—	1,581	1,324	1,705
Net short-term loans to Financial Products	—	—	—	(24)	(100)	29	6	(87)	(244)
Investments and acquisitions	(115)	(302)	(1,428)	(102)	(275)	(1,428)	(13)	(27)	—
Other — net	(316)	(147)	177	(223)	(284)	(107)	(117)	58	4

Net cash used for investing activities	(2,753)	(3,040)	(4,576)	(1,038)	(1,420)	(2,416)	(1,757)	(1,886)	(2,655)

Cash flow from financing activities:
Dividends paid	(462)	(445)	(400)	(462)	(445)	(400)	(29)	(36)	(49)
Common stock issued, including treasury shares reissued	4	11	6	4	11	6	25	79	280
Treasury shares purchased	(412)	(260)	(567)	(412)	(260)	(567)	—	—	—
Net short-term loans from Machinery and Engines	—	—	—	(6)	87	244	24	100	(29)
Proceeds from long-term debt issued	3,760	3,770	4,590	12	306	627	3,748	3,464	3,963
Payments on long-term debt	(3,147)	(2,288)	(1,153)	(198)	(109)	(65)	(2,949)	(2,179)	(1,088)
Short-term borrowings — net	800	(127)	388	301	(71)	(23)	499	(56)	411

Net cash provided by (used for) financing activities	543	661	2,864	(761)	(481)	(178)	1,318	1,372	3,488

Effect of exchange rate changes on cash	(63)	(23)	6	(66)	(29)	11	(15)	6	(5)

(Decrease) increase in cash and short-term investments	(214)	188	68	(234)	137	62	20	51	6
Cash and short-term investments at the beginning of the period	548	360	292	440	303	241	108	57	51

Cash and short-term investments at the end of the period	$334	$548	$360	$206	$440	$303	$128	$108	$57

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

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in millions except per share data)	Caterpillar Inc.

1. Operations and summary of
significant accounting policies

A. Nature of operations

We operate in three principal lines of business:

   (1) Machinery — design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders, and related parts.

   (2) Engines — design, manufacture, and marketing of engines for Caterpillar Machinery, on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,340 to 18,000 horsepower (1000 to 13 500 kilowatts).

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

   Our products are sold primarily under the marks "Caterpillar," "Cat," "Solar," "MaK," "Perkins," "FG Wilson," and "Olympian."

   We conduct operations in our Machinery and Engines'lines of business under highly competitive conditions, including intense price competition. We place great emphasis upon the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines, there are numerous companies, large and small, which compete with us in the sale of each of our products.

   Machines are distributed principally through a worldwide organization of dealers, 63 located in the United States and 157 located outside the United States. Worldwide, these dealers have over 2,700 places of business (including about 650 rental stores) and serve 171 countries. Reciprocating engines are sold principally through the worldwide dealer organization and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through their worldwide distributor network. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are our dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

   Manufacturing activities of the Machinery and Engines'lines of business are conducted in 45 plants in the United States; fourteen in the United Kingdom; eight in Italy; five in Mexico; four in China and India; three in France, Germany, and Northern Ireland; two each in Australia, Canada, and Japan; and one each in Belgium, Brazil, Hungary, Indonesia, Netherlands, Poland, Russia, South Africa, and Sweden. Fourteen parts distribution centers are located in the United States and twelve are located outside the United States.

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

B. Basis of consolidation

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 20% to 50% are accounted for by the equity method (see Note 10 on Page A-13).

   The accompanying financial statements and supplemental consolidating data, where applicable, have been grouped as follows:

   Consolidated — Caterpillar Inc. and its subsidiaries.

   Machinery and Engines —primarily our manufacturing, marketing, and parts distribution operations, with the Financial Products' subsidiaries on an equity basis.

   Financial Products — our finance and insurance subsidiaries, primarily Cat Financial and Caterpillar Insurance Services Corporation.

   Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation.

C. Sales and revenue recognition

Sales of machines and engines are unconditional sales that are generally recorded when title transfers as product is shipped and invoiced to independently owned and operated dealers or customers.

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

D. Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 80% of total inventories at December 31, 2000, 1999, and 85% at December 31, 1998.

   If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,065, $2,000, and $1,978 higher than reported at December 31, 2000, 1999, and 1998, respectively.

E. Securitized receivables

When finance receivables are securitized, we retain interest in the form of interest-only strips, servicing rights, cash reserve accounts and subordinate certificates. Gains or losses on the securitization

NOTES  continued
(Dollars in millions except per share data)

are dependent upon the purchase price being allocated between the carrying value of the securitized receivables and the retained interests based upon their relative fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds, forward yield curves and discount rates.

F. Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 20 years or less. Accumulated amortization was $252, $150, and $84 at December 31, 2000, 1999, and 1998, respectively.

   The increases in intangible assets in 1999 and 1998 were primarily related to the acquisitions of FG Wilson in 1999 and Perkins in 1998 (see Note 22 on Page A-19).

G. Shipping and Handling Costs

We include shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in the "Selling, general and administrative expenses" line of the income statement. These amounts were $235, $251, and $247 for the years ended December 31, 2000, 1999, and 1998, respectively.

H. Foreign currency translation

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

I. Derivative financial instruments

We use derivative financial instruments (derivatives) to manage foreign currency, interest rate, and commodity price exposures that arise in the normal course of business. Derivatives that we use are primarily foreign currency contracts (forward and option), interest rate swaps, and commodity contracts (forward and option). Derivatives are not used for speculative purposes.

   Please refer to Note 2 for more information on derivatives, including the methods used to account for them.

J. Estimates in financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Examples of the more significant estimates include: accruals and reserves for warranty and product liability losses, postemployment benefits, environmental costs, income taxes, and plant closing costs.

K. Future accounting changes

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires that an entity record all derivatives in the statement of financial position at their fair value. It also requires changes in fair value to be recorded each period in current earnings or other comprehensive income depending upon the purpose for using the derivative and/or its qualification, designation, and effectiveness as a hedging transaction. In June 2000, the FASB amended portions of SFAS 133 by issuing Statement of Financial Accounting Standards No. 138. We will adopt these new standards effective January 1, 2001. Adoption of these new accounting standards will result in cumulative after tax reductions to net income and other comprehensive income of $2 and $12, respectively, in the first quarter of 2001. The adoption will also immaterially impact both assets and liabilities recorded on the balance sheet.

2. Derivative financial instruments and risk management

A. Foreign exchange derivative instruments —
forward exchange and option contracts

Our Machinery and Engines' operations are subject to foreign exchange risk. Currency exchange rates impact the U.S. dollar value of sales made and costs incurred in foreign currencies. Our Financial Products' operations are subject to foreign exchange risk when the currency of debt obligations does not match the currency of the receivables portfolio.

   Foreign currency forward contracts and certain foreign currency option contracts are used to hedge our foreign exchange risks. Other than the up-front premiums that we pay on foreign currency option contracts, all cash flow related to these contracts occurs when the contracts mature.

   Our accounting treatment of foreign currency contracts depends upon the nature of the contracts:

1.
Forward contracts designated as hedges of firm future foreign currency commitments and purchased foreign currency option contracts designated as hedges of probable foreign currency transactions:
•
No gains or losses are reported until the hedged transaction occurs, even if the contracts are terminated or mature prior to the time of the hedged transaction.
•
Gains and losses are recognized and reported on the same financial statement line as the hedged transaction when the hedged transaction occurs.
•
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
•
All gains or losses are recognized in current income ("Other income (expense)") as currency exchange rates change.
•
Net gains are reflected as an asset ("Receivables — trade and other" in Statement 3) until cash is actually received. Conversely, net losses are shown as a liability ("Accrued expenses" in Statement 3) until cash is actually paid.

    Caterpillar Inc.

   The notional amounts of outstanding contracts to buy and sell foreign currency were:

	December 31,
	2000	1999	1998
Hedges of firm commitments and/or probable foreign currency transactions	$74	$250	$222
Hedges of balance sheet exposure and/or anticipated cash flow exposure for the next 12 months	$1,807	$2,405	$1,802

The company also had $90 of written foreign currency options open at December 31, 1999. These written options were originally entered into as a part of a combination option strategy. The related purchased options were either sold or terminated prior to the maturity date. The maturity dates of the outstanding written options were within the first quarter of 2000. The company applied mark-to-market accounting treatment to these written options.

   The maturity dates for our outstanding contracts are primarily less than six months.

   Please refer to Note 16 and Table IV on Page A-16 for fair value information on foreign currency contracts.

B. Interest rate derivative instruments

We primarily use interest rate swap contracts to manage our exposure to interest rate changes and to lower the cost of borrowed funds.

   Interest rate swap contracts are linked to debt instruments and, in effect, change the characteristics of the debt (e.g., from fixed rate to floating rate). Interest rate swap contracts are not reflected in the financial statements at fair market value. The notional amounts of outstanding interest rate swap contracts were $4,858, $4,997, and $3,083 at December 31, 2000, 1999, and 1998, respectively.

   The difference between the interest payable and the interest receivable on each interest rate swap contract is recorded each reporting period as an adjustment to current income ("Interest expense excluding Financial Products" or "Interest expense of Financial Products" in Statement 1, as applicable). Interest rate swap contracts that are in a payable position are shown as interest payable ("Accrued expenses" in Statement 3); those in a receivable position are shown as an asset ("Receivables — trade and other" in Statement 3). The actual cash settlement on these interest rate swap contracts occurs at times specified in the agreement. If an interest rate swap contract is terminated prior to its maturity, no immediate gain or loss is recognized in the financial statements, except in those cases where the debt instrument to which the contract is linked is also terminated.

   Please refer to Note 16 and Table IV on Page A-16 for fair value information of interest rate swap contracts.

C. Commodity related derivative instruments

Our Machinery and Engines' operations are also subject to commodity price risk (i.e., potential price increases of our production material as a result of price increases in raw materials). We make limited use of commodity forward and/or option contracts to manage the risk of unfavorable price movement. The use of these types of derivative financial instruments has not been material

3. Other income (expense)

	Years ended December 31,
	2000	1999	1998
Investment and interest income	$73	$61	$101
License fees	15	14	18
Foreign exchange (losses) gains	(90)	(10)	(23)
Miscellaneous income	85	131	89

	$83	$196	$185

4. Inventories

	December 31,
	2000	1999	1998
Raw materials and work-in-process	$1,022	$969	$1,041
Finished goods	1,485	1,430	1,605
Supplies	185	195	196

	$2,692	$2,594	$2,842

5. Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses.

   Caterpillar Inc. utilizes inventory merchandising programs for its North American dealers. Certain dealer receivables, which arise from the sale of goods, are sold to Cat Financial at a discount. Some of these receivables are then securitized by Cat Financial into private-placement, revolving securitization facilities as a cost-effective means of financing the business. Cat Financial services the dealer receivables, which are held in a securitization trust, and receives an annual servicing fee of 1% of the average outstanding principle balance. During 2000, a net cost of $38 was recognized on the securitization of dealer receivables. Significant assumptions used to estimate the fair value of dealer receivables securitized in 2000 include a 9.2% discount rate, a 4 month weighted average maturity, a weighted average prepayment rate of 0% and expected credit losses of 0%.

   During 2000, Cat Financial serviced installment sale contracts and finance lease contracts that they securitized in 1999, 1998 and 1997. Cat Financial receives a servicing fee of 1% of the average outstanding principal balance. As of December 31, 2000, Cat Financial's retained interests in these securitizations totaled $61. Key assumptions used to initially determine the fair value of the retained interests included cash flow discount rates on subordinate tranches of 6.27%–6.90%, a cash flow discount rate on other retained interests of 13.61%, a weighted average maturity of 58 months, average prepayment rates of 14%–24% and expected credit losses of .48%–.55%.

   The investors and the securitization trusts have no recourse to Cat Financial's other assets for failure of debtors to pay when due.

NOTES  continued
(Dollars in millions except per share data)

   Cash flows in 2000 related to the above securitizations consisted of:

	Dealer Receivables	Finance Receivables
Proceeds from receivables initially securitized	$660	$—
Proceeds from subsequent securitization of receivables into revolving facility	$7,109	$—
Servicing fees received	$2	$10
Other cash flows	$—	$7

   Characteristics of the dealer receivables and finance receivables securitizations as of and for the year ended December 31, 2000 were:

	Dealer Receivables	Finance Receivables
Total securitized principal balance at year end	$710	$452
Average balance during 2000	$537	$631
Loans › 30 days past due at year end	$—	$2
Net credit losses during the year	$—	$3
Weighted average maturity (in months) at year end	3	16

   To estimate the impact of changes to the key economic assumptions used to estimate the fair value of residual cash flows in retained interests on our income, we use a software application that computes a "shocked" fair value of retained interests. The difference between the current fair value and the "shocked" fair value is an estimate of our sensitivity to a change in the assumption. This estimate does not adjust for other variations that may occur should one of the assumptions actually change. Accordingly, no assurance can be given that actual results would be consistent with the results of our estimate. Adverse changes to any key assumption of 10% and 20% each had an immaterial impact on the fair value of residual cash flows.

   Please refer to Table I below for additional finance receivables information and Note 16 and Table IV on Page A-16 for fair value information.

6. Income taxes

The components of profit before taxes were:

	Years ended December 31,
	2000	1999	1998
U.S.	$1,083	$1,050	$1,880
Non-U.S.	445	371	294

	$1,528	$1,421	$2,174

The components of the provision for income taxes were:

	Years ended December 31,
	2000	1999	1998
Current tax provision:
U.S. Federal	$177	$179	$471
Non-U.S.	196	190	102
State (U.S.)	14	21	45

	$387	$390	$618

Deferred tax provision (credit):
U.S. Federal	83	81	93
Non-U.S.	(35)	(25)	(55)
State (U.S.)	12	9	9

	60	65	47

Total provision	$447	$455	$665

Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,
	2000	1999	1998
U.S. statutory rate	35.0%	35.0%	35.0%
(Decreases) increases in taxes resulting from:
Net operating loss carryforwards	—	(0.4)%	(2.1)%
Benefit of Foreign Sales Corporation	(3.8)%	(4.4)%	(3.2)%
Release valuation allowance	(2.6)%	—	(1.4)%
Non-U.S. subsidiaries taxed at other than 35%	1.6%	1.9%	0.9%
Other — net	(0.8)%	(0.1)%	1.4%

Provision for income taxes	29.4%	32.0%	30.6%

TABLE I — Finance Receivables Information

Contractual maturities of outstanding receivables:

	December 31,
Amounts Due In	Installment Contracts	Financing Leases	Notes	Total
2001	$1,231	$1,346	$2,396	$4,973
2002	1,107	991	749	2,847
2003	644	626	557	1,827
2004	249	293	315	857
2005	66	92	207	365
Thereafter	11	129	538	678

	3,308	3,477	4,762	11,547
Residual value	—	996	—	996
Less: Unearned income	270	517	27	814

Total	$3,038	$3,956	$4,735	$11,729

Impaired loans and leases:

	2000	1999	1998
Average recorded investment	$144	$106	$74

At December 31:
Recorded investment	$265	$95	$61
Less: Fair value of underlying collateral	198	41	35

Potential loss	$67	$54	$26

Allowance for credit loss activity:

	2000	1999	1998
Balance at beginning of year	$134	$110	$84
Provision for credit losses	62	60	70
Less: Net credit losses	28	31	38
Less: Other — net	5	5	6

Balance at end of year	$163	$134	$110

Cat Financial's net investment in financing leases:

	December 31,
	2000	1999	1998
Total minimum lease payments receivable	$3,477	$3,493	$3,161
Estimated residual value of leased assets:
Guaranteed	283	261	229
Unguaranteed	713	718	667

	4,473	4,472	4,057
Less: Unearned income	517	544	487

Net investment in financing leases	$3,956	$3,928	$3,570

Caterpillar Inc.

   We paid income taxes of $359, $306, and $714 in 2000, 1999, and 1998, respectively.

   We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.

Deferred tax assets and liabilities:

	December 31,
	2000	1999	1998
Deferred tax assets:
Postemployment benefits other than pensions	$1,052	$1,044	$1,032
Warranty reserves	191	237	194
Unrealized profit excluded from inventories	176	167	179
Net operating loss carryforwards	198	170	83
Inventory valuation method	71	93	78
Other	248	205	230

	1,936	1,916	1,796

Deferred tax liabilities:
Capital assets	(426)	(383)	(263)
Pension	(202)	(138)	(83)

	(628)	(521)	(346)

Valuation allowance for deferred tax assets	(45)	(72)	(61)

Deferred taxes — net	$1,263	$1,323	$1,389

   A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets. Circumstances could change in the future which would allow us to reduce the remaining valuation allowance and recognize additional net deferred tax assets.

   In 2000, circumstances changed at our Brazilian subsidiary and in 1998, circumstances changed at certain of our European subsidiaries which allowed us to reduce the valuation allowance and recognize additional net deferred tax assets.

   As of December 31, 2000 amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

2001	2002	2003	2004	2005	2006	2007	Unlimited	Total
$5	$10	$16	$18	$73	$56	—	$513	$691

7. Operating leases

We lease certain computer and communications equipment, transportation equipment, and other property through operating leases. Total rental expense for operating leases was $267, $246, and $224 for 2000, 1999, and 1998, respectively.

   Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
2001	2002	2003	2004	2005	After 2005	Total
$183	$132	$91	$58	$44	$267	$775

8. Postemployment benefit plans

A. Pension plans

We have both U.S. and non-U.S. pension plans covering substantially all of our employees. The defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement.

   Please refer to Table II on Page A-12 for additional financial information.

B. Other postretirement benefit plans

We have defined-benefit retirement health care and life insurance plans for substantially all of our U.S. employees.

   Please refer to Table II on Page A-12 for additional financial information.

C. Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefits insurance, and supplemental unemployment benefits to substantially all eligible U.S. employees.

D. Summary of long-term liability:

	December 31,
	2000	1999	1998
Pensions	$3	$3	$66
Postretirement benefits other than pensions	2,441	2,465	2,457
ther postemployment benefits	70	68	67

	$2,514	$2,536	$2,590

9. Property, plant, and equipment

	December 31,
	2000	1999	1998
Land — at original cost	$143	$141	$140
Buildings and land improvements	2,878	2,925	2,949
Machinery, equipment, and other	6,334	6,271	5,871
Equipment leased to others	1,771	1,288	1,063
Construction-in-process	312	304	372

	11,438	10,929	10,395
Less: Accumulated depreciation	5,850	5,728	5,529

Property, plant, and equipment — net	$5,588	$5,201	$4,866

   We had commitments for the purchase or construction of capital assets of approximately $370 at December 31, 2000.

Assets recorded under capital leases(1):

	December 31,
	2000	1999	1998
Gross capital leases(2)	$622	$688	$703
Less: Accumulated depreciation	483	529	547

Net capital leases	$139	$159	$156

(1)
Included in Property, plant, and equipment table above.
(2)
Consists primarily of machinery and equipment.

Equipment leased to others (primarily by Financial Products):

	December 31,
	2000	1999	1998
Equipment leased to others — at original cost	$1,771	$1,288	$1,063
Less: Accumulated depreciation	479	408	328

Equipment leased to others — net	$1,292	$880	$735

   Scheduled minimum rental payments to be received for equipment leased to others:

December 31,
2001	2002	2003	2004	2005	After 2005
$281	$225	$141	$70	$29	$14

NOTES  continued
(Dollars in millions except per share data)

TABLE II — Financial Information Related to Pension and Other Postretirement Benefit Plans

	Pension Benefits			Other Postretirement Benefits
	2000	1999	1998	2000	1999	1998
Change in benefit obligation:
Benefit obligation, January 1	$7,736	$8,034	$6,713	$3,821	$4,020	$3,603
Service cost	131	147	148	71	93	82
Interest cost	552	514	484	292	270	256
Business combinations	—	4	504	—	—	—
Plan amendments	2	15	335	—	—	226
Actuarial losses (gains)	387	(408)	272	(65)	(329)	43
Foreign currency exchange rates	(145)	(52)	40	—	—	—
Participant contributions	11	13	9	3	—	—
Benefits paid	(585)	(531)	(471)	(253)	(233)	(190)

Benefit obligation, December 31	$8,089	$7,736	$8,034	$3,869	$3,821	$4,020

Change in plan assets:
Fair value of plan assets, January 1	$9,700	$8,756	$7,718	$1,291	$1,098	$804
Actual return on plan assets	477	1,416	983	22	183	104
Business combinations	—	6	448	—	—	—
Foreign currency exchange rate changes	(160)	(44)	34	—	—	—
Voluntary employer contributions	—	—	—	—	—	200
Participant contributions	11	13	9	3	—	—
Benefits paid	(585)	(531)	(471)	(247)	(228)	(185)
Employer funding of benefits paid	47	84	35	255	238	175

Fair value of plan assets, December 31	$9,490	$9,700	$8,756	$1,324	$1,291	$1,098

Over (under) funded, December 31	$1,401	$1,964	$722	$(2,545)	$(2,530)	$(2,922)
Unrecognized prior service cost	412	491	577	171	189	208
Unrecognized net actuarial (gain) loss	(1,241)	(2,078)	(1,074)	(317)	(355)	51
Unrecognized net obligation (asset) existing at adoption of SFAS 87	5	(18)	(42)	—	—	—

Net amount recognized in financial position	$577	$359	$183	$(2,691)	$(2,696)	$(2,663)

Components of net amount recognized in financial position:
Prepaid benefit costs	$901	$731	$501	$—	$—	$—
Accrued benefit liabilities	(324)	(372)	(318)	(2,691)	(2,696)	(2,663)
Intangible assets	1	—	2	—	—	—
Adjustment for minimum pension liability	(3)	(3)	(66)	—	—	—
Accumulated other comprehensive income	2	3	64	—	—	—

Net asset (liability) recognized	$577	$359	$183	$(2,691)	$(2,696)	$(2,663)

Components of net periodic benefit cost:
Service cost	$131	$147	$148	$71	$93	$82
Interest cost	552	514	484	292	270	256
Expected return on plan assets	(854)	(798)	(689)	(123)	(107)	(74)
Amortization of:
Net asset existing at adoption of SFAS 87	(23)	(23)	(23)	—	—	—
Prior service cost(1)	76	101	88	19	19	(80)
Net actuarial (gain) loss	(62)	(26)	(4)	—	1	—

Total (benefit) cost included in results of operations	$(180)	$(85)	$4	$259	$276	$184

Rate assumptions as of December 31:
Assumed discount rate(2)	7.5%	7.4%	6.6%	7.8%	7.8%	6.8%
Expected rate of compensation increase(2)	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets(2)	9.7%	9.6%	9.6%	10.0%	10.0%	10.0%

For measurement purposes, a 5.1% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. This rate was assumed to decrease to 4.5% in 2005.

(1)
Prior service costs are amortized using a straight-line method. For our pension plans, the straight-line method is used over the average remaining service period of employees expected to receive benefits from the plan amendment. For our other postretirement benefit plans, the straight-line method is used over the average remaining service period of employees impacted by the plan amendment.
(2)
Weighted-average rates.

(continued on next page)

  Caterpillar Inc.

TABLE II Continued — Financial Information Related to Pension and Other Postretirement Benefit Plans

Effects of a one-percentage-point change in the assumed health care cost trend rates for 2000:

	One-percentage- point increase	One-percentage- point decrease
Approximate effect on the total of service and interest cost components of other postretirement benefit cost	$40	$(23)
Approximate effect on accumulated postretirement benefit obligation	$280	$(239)

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	At December 31,
	2000	1999	1998
Accumulated benefit obligation	$(2,937)	$(84)	$(3,546)
Projected benefit obligation	$(2,943)	$(92)	$(3,593)
Fair value of plan assets	$2,833	$12	$3,239

10. Unconsolidated affiliated companies

Combined financial information of the unconsolidated affiliated companies, accounted for by the equity method, was as follows:

	Years ended September 30,
	2000	1999	1998
Results of Operations:
Sales	$2,773	$2,814	$2,909
Cost of Sales	2,220	2,247	2,249

Gross Margin	553	567	660

Profit (Loss)	$(56)	$(37)	$6

	September 30,
	2000	1999	1998
Financial Position:
Assets:
Current assets	$1,583	$1,641	$1,569
Property, plant, and equipment — net	1,000	978	788
Other assets	352	415	351

	2,935	3,034	2,708

Liabilities:
Current liabilities	1,284	1,306	1,259
Long-term debt due after one year	557	512	274
Other liabilities	253	318	94

	2,094	2,136	1,627

Ownership	$841	$898	$1,081

   At December 31, 2000, consolidated "Profit employed in the business" in Statement 2 included $89 representing undistributed profit of the unconsolidated affiliated companies. In 2000, 1999, and 1998, we received $4, $8, and $10, respectively, in dividends from unconsolidated affiliated companies.

   In 1998 and through June of 1999, our investment in FG Wilson was accounted for using the equity method and reported as an unconsolidated affiliated company. In June, we acquired the remaining interest in FG Wilson. Beginning in July, all elements of its financial reporting are included in the appropriate lines of the consolidated financial statements

11. Credit commitments

	December 31, 2000
	Consolidated		Machinery and Engines		Financial Products
Credit lines available:
U.S.	$3,450	(1)	$3,450	(1)	$2,850	(1)
Non-U.S.	1,551		172		1,379
Intercompany	—		668	(2)	825	(2)

Total credit lines available	5,001		4,290		5,054
Utilized credit:
Backup for bank borrowings	196		104		92

Unused credit	$4,805		$4,186		$4,962

(1)
A U.S. line of credit of $3,250 is available to both Machinery and Engines and Financial Products (Cat Financial). Cat Financial may use up to 90% of the available line subject to a maximum debt to equity ratio. Machinery and Engines may use up to 100% of the available line subject to a minimum level of net worth. Based on these restrictions, and the allocating decisions of available credit made by management, the line of credit available to Cat Financial at December 31, 2000 was $2,850. An additional line of credit of $200 is available to Machinery and Engines.
(2)
Represents variable lending agreements between Caterpillar Inc. and Cat Financial.

   Based on long-term credit agreements, $2,732, $2,244, and $2,353 of commercial paper outstanding at December 31, 2000, 1999, and 1998, respectively, were classified as long-term debt due after one year.

12. Short-term borrowings

	December 31,
	2000	1999	1998
Machinery and Engines:
Notes payable to banks	$104	$51	$49
Commercial paper	237	—	—
Other	28	—	—

	369	51	49
Financial Products:
Notes payable to banks	92	88	189
Commercial paper	400	534	497
Other	427	408	286

	919	1,030	972
Less: Intercompany borrowings	317	311	212

Total short-term borrowings	$971	$770	$809

NOTES  continued
(Dollars in millions except per share data)

   The weighted average interest rates on external short-term borrowings outstanding were:

	December 31,
	2000	1999	1998
Notes payable to banks	6.9%	5.3%	4.7%
Commercial paper	5.9%	5.5%	5.2%
Other	6.8%	5.8%	5.2%

   Please refer to Note 16 and Table IV on Page A-16 for fair value information on short-term borrowings.

13. Long-term debt

	December 31,
	2000	1999	1998
Machinery and Engines:
Notes — 9 3/8% due 2000	$—	$—	$150
Notes — 9 3/8% due 2001	—	184	184
Notes — 6% due 2003	252	252	253
Debentures — 9% due 2006	203	203	202
Debentures — 6% due 2007	162	154	147
Debentures — 7 1/4% due 2009	300	300	—
Debentures — 9 3/8% due 2011	123	123	123
Debentures — 9 3/4% due 2000-2019	139	184	199
Debentures — 9 3/8% due 2021	236	236	236
Debentures — 8% due 2023	199	199	199
Debentures — 6 5/8% due 2028	299	299	299
Debentures — 7 3/8% due 2097	297	297	297
Medium-term notes	96	96	96
Capital lease obligations	474	508	510
Other	74	64	98

Total Machinery and Engines	2,854	3,099	2,993
Financial Products:
Commercial paper supported by revolving credit agreements (Note 11)	2,732	2,244	2,353
Medium-term notes	5,687	4,524	4,025
Other	61	61	33

Total Financial Products	8,480	6,829	6,411

Total long-term debt due after one year	$11,334	$9,928	$9,404

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

   We may redeem annually, at our option, an additional amount for the 9 3/4% sinking fund debenture issue, without premium, equal to 200% of the amount of the sinking fund requirement. Also, we may redeem additional portions of the sinking fund debentures by the payment of premiums which, starting in 2000, decrease periodically.

   We may redeem the 7 1/4%, 6 5/8%, and the 7 3/8% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

   The terms of other notes and debentures do not specify a redemption option prior to maturity.

   The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. Machinery and Engines' medium-term notes have maturities from nine months to 30 years. At December 31, 2000, these notes had a weighted average interest rate of 8.2% with two years to three years remaining to maturity. Financial Products'medium-term notes have a weighted average interest rate of 6.7% with remaining maturities up to fifteen years at December 31, 2000.

   The aggregate amounts of maturities and sinking fund requirements of long-term debt during each of the years 2001 through 2005, including that due within one year and classified as current are:

	December 31,
	2001	2002	2003	2004	2005
Machinery and Engines	$204	$91	$272	$42	$17
Financial Products	2,558	2,972	166	596	304

	$2,762	$3,063	$438	$638	$321

   Interest paid on short-term and long-term borrowings for 2000, 1999, and 1998 was $930, $796, and $669, respectively.

   Please refer to Note 16 and Table IV on Page A-16 for fair value information on long-term debt.

14. Capital stock

A. Stock options

In 1996, stockholders approved a plan providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. This plan reserves 22,000,000 shares of common stock for issuance. Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of ten years. Common shares issued under stock options, including treasury shares reissued, totaled 346,333, 1,449,797, and 676,113, in 2000, 1999, and 1998, respectively.

   Our plan grants options which have exercise prices equal to the average market price on the date of grant. We account for our stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is recognized in association with these options. As required by Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation," a summary of the pro forma net income and profit per share amounts are shown in Table III on Page A-15. Consistent with the requirements of SFAS 123, compensation

Caterpillar Inc.

expense related to grants made prior to 1995 have not been taken into consideration. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

   Please refer to Table III below for additional financial information on our stock options.

B. Restricted stock

The 1996 Stock Option and Long-Term Incentive Plan permits the award of restricted stock to officers and other key employees, as well as non-employee directors. During 2000, 52,032 shares of restricted stock were awarded to officers and other key employees as Performance Awards, and 9,050 shares of restricted stock were granted to non-employee directors.

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

TABLE III — Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

	2000		1999		1998
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Fixed Options:
Outstanding at beginning of year	20,404,176	$45.90	18,439,777	$38.50	15,056,412	$31.89
Granted to officers and key employees	6,621,858	$38.41	4,937,132	$62.34	4,695,495	$55.69
Granted to outside directors	44,000	$43.75	52,000	$57.56	44,000	$54.38
Exercised	(543,090)	$19.49	(2,752,448)	$25.20	(1,237,010)	$23.22
Lapsed	(190,870)	$55.17	(272,285)	$54.39	(119,120)	$45.74

Outstanding at end of year	26,336,074	$44.49	20,404,176	$45.90	18,439,777	$38.50

Options exercisable at year-end	15,214,347	$42.47	11,655,668	$36.12	10,443,515	$28.48
Weighted-average fair value of options granted during the year	$10.92		$16.45		$13.01

Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Exercise Prices	# Outstanding at 12/31/00	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/00	Weighted-Average Exercise Price
$11.78-$16.44	924,109	1.2	$14.38	924,109	$14.38
$18.77-$26.77	1,780,717	3.1	$24.29	1,780,717	$24.29
$27.91-$39.19	10,994,986	7.7	$35.75	4,393,786	$31.76
$43.75-$62.34	12,636,262	7.6	$57.14	8,115,735	$55.45

	26,336,074	7.1	$44.49	15,214,347	$42.47

SFAS 123 pro forma net income and earnings per share:

	Years ended December 31,
	2000	1999	1998
Net Income:
As reported	$1,053	$946	$1,513
Pro forma	$1,008	$910	$1,481
Profit per share of common stock:
As reported:
Basic	$3.04	$2.66	$4.17
Assuming dilution	$3.02	$2.63	$4.11
Pro forma:
Basic	$2.91	$2.56	$4.08
Assuming dilution	$2.90	$2.55	$4.04

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year
	2000	1999	1998
Dividend yield	2.11%	2.07%	1.91%
Expected volatility	26.4%	24.4%	19.8%
Risk-free interest rates	6.20%	5.80%	5.55%
Expected lives	5 years	5 years	5 years

NOTES  continued
(Dollars in millions except per share data)

15. Profit per share

	Years ended December 31,
	2000	1999	1998
Profit (A)	$1,053	$946	$1,513

Determination of shares:
Weighted-average common shares outstanding (B)	346,817,759	355,392,423	363,189,005
Assumed conversion of stock options	2,080,151	3,974,862	4,941,357

Weighted-average common shares outstanding — assuming dilution (C)	348,897,910	359,367,285	368,130,362

Profit per share of common stock (A÷B)	$3.04	$2.66	$4.17
Profit per share of common stock — assuming dilution (A÷C)	$3.02	$2.63	$4.11

   Stock options to purchase 12,636,262, 12,953,783, and 8,143,885 shares of common stock at a weighted-average price of $57.14, $56.99, and $53.98 were outstanding during 2000, 1999 and 1998, respectively, but were not included in the computation of diluted profit per share, because the options' exercise price was greater than the average market price of the common shares.

16. Fair values of financial instruments

We used the following methods and assumptions to estimate the fair value of our financial instruments:

   Cash and short-term investments — carrying amount approximated fair value.

   Long-term investments (other than investments in unconsolidated affiliated companies) — fair value was estimated based on quoted market prices.

   Foreign currency contracts (forwards and options) — fair value was estimated based on quoted market prices of comparable instruments.

   Finance receivables — fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad debt experience was also considered.

   Short-term borrowings — carrying amount approximated fair value.

   Long-term debt — for Machinery and Engines' notes and debentures, fair value was estimated based on quoted market prices. For Financial Products, fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes and commercial paper supported by revolving credit agreements for which the carrying amounts were considered a reasonable estimate of fair value.

   Interest rate swaps — fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year end.

   Please refer to Table IV below for the fair values of our financial instruments.

17. Concentration of credit risk

Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term

TABLE IV — Fair Values of Financial Instruments

	2000		1999		1998
Asset (Liability) At December 31	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference #
Cash and short-term investments	$334	$334	$548	$548	$360	$360	Statement 3, Note 17
Long-term investments	741	741	667	667	450	450	Note 17
Foreign currency contracts	(30)	(34)	69	82	8	9	Note 2
Finance receivables — net (excluding operating and finance type leases and currency forward contracts(1))	10,465	10,557	8,774	8,753	7,709	7,770	Note 5
Short-term borrowings	(971)	(971)	(770)	(770)	(809)	(809)	Note 12
Long-term debt (including amounts due within one year)
Machinery and Engines	(3,058)	(3,198)	(3,266)	(3,285)	(3,053)	(3,417)	Note 13
Financial Products	(11,038)	(11,154)	(9,766)	(9,688)	(8,590)	(8,634)	Note 13
Interest rate swaps Machinery and Engines —
in a net receivable position	—	25	2	1	1	22	Note 2
in a net payable position	(1)	—	(8)	(24)	(6)	—	Note 2
Financial Products —
in a net receivable position	8	27	22	29	14	19	Note 2
in a net payable position	—	(25)	(1)	(7)	(2)	(24)	Note 2
(1)
Excluded items have a net carrying value at December 31, 2000, 1999, and 1998 of $1,101, $1,020, and $865, respectively.

  Caterpillar Inc.

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

   Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 2000, 1999, and 1998, respectively. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

   Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments are comprised of investments which collateralize capital lease obligations (see Note 13 on Page A-14) and investments of Caterpillar Insurance Co. Ltd. supporting insurance reserve requirements. Long-term investments are a component of "Other assets" in Statement 3.

   At December 31, 2000, 1999, and 1998, Cat Financial was contingently liable under guarantees totaling $335, $390, and $254, respectively, of which $210, $133, and $119, respectively, were outstanding. These guarantees have terms ranging up to two years and are fully secured. No loss has been experienced nor is any anticipated under these agreements.

   Outstanding derivative instruments, with notional amounts totaling $6,794, $7,795, and $5,143 and terms generally ranging up to five years, were held at December 31, 2000, 1999, and 1998, respectively. Collateral is not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 2000, 1999, and 1998, the exposure to credit loss was $30, $75, and $22, respectively.

   Please refer to Note 16 and Table IV on Page A-16 for fair value information.

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

19. Plant closing costs

The reserve for plant closing costs includes the following:

	December 31,
	2000	1999	1998
Write-down of property, plant, and equipment	$61	$70	$78
Employee severance benefits	9	16	37
Rearrangement, start-up costs, and other	3	3	5

Total reserve	$73	$89	$120

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

NOTES  continued
(Dollars in millions except per share data)

of actual results to budgeted results that makes our internal reporting valuable to management. Consequently, we feel that the financial information required by Statement of Financial Accounting Standards No. 131 (SFAS 131) "Disclosures about Segments of an Enterprise and Related Information" has limited value for our external readers.

   Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose GAAP-based financial results for our three lines of business (Machinery, Engines, and Financial Products) in our Management's Discussion and Analysis beginning on Page A-22.

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

   Finance & Insurance Products: Provides financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

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

C. Segment measurement and reconciliations

Please refer to Table V on Pages A-19 and A-20 for financial information regarding our segments. There are several accounting differences between our segment reporting and our GAAP-based external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. The following is a list of the more significant accounting differences:

  •
  Generally, liabilities are managed at the corporate level and are not included in segment operations. Segment accountable assets generally include inventories, receivables, property, plant, and equipment.
  •
  We account for intersegment transfers using a system of market-based prices. With minor exceptions, each of the profit centers either sells or purchases virtually all of its products to or from other profit centers within the company. Our high level of integration results in our internally-reported sales being approximately double that of our consolidated, externally-reported sales.
  •
  Segment inventories and cost of sales are valued using a current cost methodology.
  •
  Timing differences occur between our internal reporting and our external reporting such as: postretirement benefit expenses and profit that is recognized on intersegment transfers.
  •
  Interest expense is imputed (i.e., charged) to profit centers based on their level of accountable assets. This calculation takes into consideration the corporate debt to debt plus equity ratio and a weighted-average corporate interest rate.
  •
  In general, foreign currency fluctuations are neutralized for segment reporting.
  •
  Accountable profit is determined on a pre-tax basis.

   Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table V on Pages A-19 and A-20 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

  •
  Corporate costs: Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.
  •
  Methodology differences: See previous discussion of significant accounting differences between segment reporting and consolidated, external reporting.
  •
  Methodology changes in segment reporting: Estimated restatements of prior periods to reflect changes in our internal-reporting methodology.

    Caterpillar Inc.

TABLE V — Segment Information (unaudited)

Business Segments:

	Asia/Pacific Marketing	Construction & Mining Products	EAME Marketing	Financing & Insurance Services	Latin America Marketing	Power Products	North America Marketing	All Other	Total
2000
External sales and revenues	$1,370	226	3,295	1,549	1,276	5,746	5,861	1,070	$20,393
Intersegment sales and revenues	$7	7,564	714	—	142	4,592	173	1,771	$14,963
Total sales and revenues	$1,377	7,790	4,009	1,549	1,418	10,338	6,034	2,841	$35,356
Depreciation and amortization	$9	219	60	237	27	338	—	61	$951	(1)
Imputed interest expense	$9	64	27	703	11	100	88	62	$1,064
Accountable profit (loss)	$39	639	195	253	43	487	79	233	$1,968
Accountable assets at Dec. 31	$370	2,355	914	14,185	618	3,813	1,739	2,207	$26,201
Capital Expenditures	$7	202	65	659	24	261	1	69	$1,288	(1)

1999
External sales and revenues	$1,332	206	3,095	1,413	1,229	5,653	5,941	1,003	$19,872
Intersegment sales and revenues	$4	7,169	701	10	104	4,514	179	1,710	$14,391
Total sales and revenues	$1,336	7,375	3,796	1,423	1,333	10,167	6,120	2,713	$34,263
Depreciation and amortization	$7	223	60	194	28	327	—	60	$899	(1)
Imputed interest expense	$15	72	25	569	6	108	39	60	$894
Accountable profit (loss)	$47	576	150	207	72	354	31	187	$1,624
Accountable assets at Dec. 31	$361	2,389	856	12,776	582	3,926	852	2,077	$23,819
Capital Expenditures	$23	237	76	431	20	316	2	60	$1,165	(1)

1998
External sales and revenues	$1,093	197	3,289	1,296	1,627	5,300	7,233	1,001	$21,036
Intersegment sales and revenues	$2	8,678	937	11	145	4,122	198	1,830	$15,923
Total sales and revenues	$1,095	8,875	4,226	1,307	1,772	9,422	7,431	2,831	$36,959
Depreciation and amortization	$6	224	64	165	28	258	—	54	$799	(1)
Imputed interest expense	$8	72	25	505	21	118	64	57	$870
Accountable profit (loss)	$(49)	1,090	211	199	73	410	120	203	$2,257
Accountable assets at Dec. 31	$289	2,349	862	11,451	717	3,479	1,475	2,054	$22,676
Capital Expenditures	$26	292	72	—	19	349	—	88	$846	(1)
(1)
Amount differs from our consolidated, external reporting amount primarily because of service centers, which are not included in business segments.

Continued on Page A-20

21. Selected quarterly financial results (unaudited)

	2000 Quarter
	1st	2nd	3rd	4th
Sales and revenues	$4,919	$5,363	$4,779	$5,114
Less: Revenues	294	307	327	334

Sales	4,625	5,056	4,452	4,780
Cost of goods sold	3,558	3,840	3,471	3,628

Gross margin	1,067	1,216	981	1,152
Profit	258	315	216	264
Profit per share of common stock	$.73	$.91	$.63	$.77
Profit per share of common stock — assuming dilution	$.73	$.90	$.62	$.76
	1999 Quarter
	1st	2nd	3rd	4th
Sales and revenues	$4,867	$5,101	$4,715	$5,019
Less: Revenues	269	280	293	301

Sales	4,598	4,821	4,422	4,718
Cost of goods sold	3,578	3,743	3,470	3,690

Gross margin	1,020	1,078	952	1,028
Profit	205	283	219	239
Profit per share of common stock	$.58	$.80	$.62	$.67
Profit per share of common stock — assuming dilution	$.57	$.78	$.61	$.67

22. Alliances and Acquisitions

In the fourth quarter of 2000, we announced an agreement to create a global alliance with the commercial vehicle division of DaimlerChrysler to develop, manufacture, market and distribute medium-duty engines and fuel systems for sale to third-party customers and for captive use. The alliance will create a medium-duty engine joint venture, a fuel systems joint venture, research and engineering cooperation, and combined purchasing volume focused on procurement synergies. The alliance is expected to be finalized during the second quarter of 2001.

   During the second quarter of 1999, we acquired the remaining 51% interest in FG Wilson. FG Wilson is a leading packager of diesel-powered generator sets. During the first quarter of 1998, we acquired the net assets of Perkins Ltd. and the stock of several related subsidiaries for $1,328. Perkins is a leading manufacturer of small- to medium-sized diesel engines. Both acquisitions were accounted for using the purchase method of accounting.

NOTES  continued
(Dollars in millions except per share data)

TABLE V Continued — Segment Information (unaudited)

Reconciliations:

	2000	1999	1998
Sales & Revenues
Total external sales and revenues from business segments	$20,393	$19,872	$21,036
Methodology differences	(218)	(170)	(59)

Total consolidated sales and revenues	$20,175	$19,702	$20,977

Profit before taxes
Total accountable profit from business segments	$1,968	$1,624	$2,257
Corporate costs	(232)	(218)	(316)
Methodology differences	(285)	(43)	168
Other	77	58	65

Total consolidated profit before taxes	$1,528	$1,421	$2,174

Enterprise-Wide Disclosures:

Enternal sales and revenues from products and services:

	2000	1999	1998
Machinery	$11,857	$11,705	$13,448
Engines	7,056	6,854	6,524
Financial Products	1,262	1,143	1,005

Total consolidated	$20,175	$19,702	$20,977

	December 31,
	2000	1999	1998
Assets
Total accountable assets from business segments	$26,201	$23,819	$22,676
Items not included in segment assets:
Deferred income taxes & prepaids	2,323	2,107	2,036
Intangible assets & other assets	1,757	1,748	1,663
Investments in affiliated companies	450	452	534
Cash and short-term investments	334	548	360
Service center assets	453	442	429
Liabilities included in segment assets	696	558	596
Inventory methodology differences	(1,653)	(1,679)	(1,769)
Intercompany trade receivables double counted in segment assets	(1,790)	(958)	(1,217)
Other	(307)	(402)	(180)

Total consolidated assets	$28,464	$26,635	$25,128

Information about Geographic Areas:

	Sales & Revenues(1)			Net property, plant, and equipment
				December 31,
	2000	1999	1998	2000		1999		1998
Inside United States	$10,076	$10,171	$10,870	$3,499		$3,223		$3,038
Outside United States	10,099	9,531	10,107	2,089	(2)	1,978	(2)	1,828	(2)

Total	$20,175	$19,702	$20,977	$5,588		$5,201		$4,866
(1)
Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.
(2)
Amount includes $628, $614, and $531 of net property, plant, and equipment located in the United Kingdom as of December 31, 2000, 1999, and 1998, respectively.

  Five-year Financial Summary
  (Dollars in millions except per share data)

Years ended December 31,	2000	1999	1998	1997	1996
Sales and revenues	$20,175	19,702	20,977	18,925	16,522
Sales	$18,913	18,559	19,972	18,110	15,814
Percent inside the United States	50%	50%	51%	49%	49%
Percent outside the United States	50%	50%	49%	51%	51%
Revenues	$1,262	1,143	1,005	815	708
Profit	$1,053	946	1,513	1,665	1,361
Profit per share of common stock'(1)	$3.04	2.66	4.17	4.44	3.54
Profit per share of common stock —assuming dilution'(1)	$3.02	2.63	4.11	4.37	3.50
Dividends declared per share of common stock	$1.345	1.275	1.15	.95	.775
Return on average common stock equity	19.0%	17.9%	30.9%	37.9%	36.3%
Capital expenditures:
Property, plant, and equipment	$723	790	925	824	506
Equipment leased to others	$665	490	344	282	265
Depreciation and amortization	$1,022	945	865	738	696
Research and engineering expenses	$854	814	838	700	570
As a percent of sales and revenues	4.2%	4.1%	4.0%	3.7%	3.4%
Wages, salaries, and employee benefits	$4,029	4,044	4,146	3,773	3,437
Average number of employees	67,200	66,225	64,441	58,366	54,968
December 31,
Total assets:
Consolidated	$28,464	26,711	25,128	20,756	18,728
Machinery and Engines(2)	$16,554	16,158	15,619	14,188	13,066
Financial Products	$14,618	12,951	11,648	7,806	6,681
Long-term debt due after one year:
Consolidated	$11,334	9,928	9,404	6,942	5,087
Machinery and Engines(2)	$2,854	3,099	2,993	2,367	2,018
Financial Products	$8,480	6,829	6,411	4,575	3,069
Total debt:
Consolidated	$15,067	13,802	12,452	8,568	7,459
Machinery and Engines(2)	$3,427	3,317	3,102	2,474	2,176
Financial Products	$11,957	10,796	9,562	6,338	5,433
Percent of total debt to total debt and stockholders' equity (Machinery and Engines)	38.0%	37.8%	37.7%	34.6%	34.6%

MANAGEMENT'S DISCUSSION AND ANALYSIS

   It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 20A, "Basis for segment information" on Page A-17, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Table V on Pages A-19 and A-20 (see Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment on Page A-23). Our discussions will focus on consolidated results and our three principal lines of business as described below:

   Consolidated — represents the consolidated data of Caterpillar Inc. and all its subsidiaries (affiliated companies that are more than 50% owned).

   Machinery — design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery — track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders, and related parts.

   Engines — design, manufacture, and marketing of engines for Caterpillar Machinery, on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,340 to 18,000 horsepower (1000 to 13 500 kilowatts).

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

Machinery and Engines Sales by Geographic Region

(Millions of dollars)	Total	North America	EAME*	Latin America	Asia/Pacitfic

2000
Machinery	$11,857	$6,607	$3,121	$893	$1,236
Engines**	7,056	3,885	1,920	538	713

	$18,913	$10,492	$5,041	$1,431	$1,949

1999
Machinery	$11,705	$6,725	$2,955	$851	$1,174
Engines**	6,854	3,690	1,899	621	644

	$18,559	$10,415	$4,854	$1,472	$1,818

1998
Machinery	$13,448	$8,352	$2,871	$1,252	$973
Engines**	6,524	3,097	2,134	666	627

	$19,972	$11,449	$5,005	$1,918	$1,600

*
Europe, Africa & Middle East, and Commonwealth of Independent States.

**
Does not include internal engine transfers of $1,360 million, $1,234 million, and $1,268 million in 2000, 1999, and 1998, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

  Caterpillar Inc.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

(Millions of dollars)	2000	1999	1998
North America Geographic Region	$10,492	$10,415	$11,449
Engine sales included in the Power Products segment	(3,885)	(3,690)	(3,097)
Company owned dealer sales included in the All Other segment	(350)	(389)	(389)
North America Geographic Region sales which are included in the All Other segment	(197)	(133)	(135)
Other*	(199)	(262)	(595)

North America Marketing external sales	$5,861	$5,941	$7,233

EAME	$5,041	$4,854	$5,005
Power Products sales not included in the EAME Marketing segment	(1,306)	(1,352)	(1,448)
Other*	(440)	(407)	(268)

EAME Marketing external sales	$3,295	$3,095	$3,289

Latin America Geographic Region	$1,431	$1,472	$1,918
Power Products sales not included in the Latin America Marketing segment	(247)	(328)	(385)
Other*	92	85	94

Latin America Marketing external sales	$1,276	$1,229	$1,627

Asia/Pacific Geographic Region	$1,949	$1,818	$1,600
Power Products sales not included in the Asia/Pacific Marketing segment	(307)	(283)	(370)
Other*	(272)	(203)	(137)

Asia/Pacific Marketing external sales	$1,370	$1,332	$1,093

*
Mostly represents external sales of the Construction & Mining Products and the All Other segments.

2000 COMPARED WITH 1999

Sales and revenues for 2000 were $20.18 billion, $473 million higher than 1999. The increase was primarily due to a 3 percent increase in physical sales volume and a 10 percent increase in Financial Products revenues, partially offset by the unfavorable impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro). Profit of $1.05 billion was $107 million more than 1999. Operating profit improved due primarily to higher physical volume, improved price realization (excluding currency) and manufacturing efficiencies. The unfavorable impact of currency on sales was offset by a favorable impact on costs, with no effect on operating profit. However, the change in other income was unfavorable $113 million primarily due to foreign exchange translation losses. Income taxes were favorably impacted by an adjustment at Caterpillar Brasil Ltda. in the third quarter. Profit per share of $3.02 was up 39 cents from 1999.

MACHINERY AND ENGINES

Machinery sales were $11.86 billion, an increase of $152 million or 1 percent from 1999. A 4 percent increase in physical sales volume was largely offset by the effect of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro). Higher sales in EAME, Asia/Pacific and Latin America more than offset lower sales in North America. Sales in North America declined due to lower industry demand, which more than offset the positive impact of a slower rate of inventory reduction by dealers compared to 1999. In EAME, sales were higher due to increased industry demand throughout the region and dealer inventory growth. Sales in Latin America improved as dealers held inventory steady compared to sharp cutbacks in 1999. Sales in Asia/Pacific were up as improved retail demand more than offset slower dealer inventory growth.

Engine sales were $7.06 billion, an increase of $202 million or 3 percent from 1999. The increase was due to a 2 percent increase in physical sales volume and higher price realization.

   Higher sales in North America, Asia/Pacific and EAME more than offset lower sales in Latin America. Sales benefited from robust demand worldwide for electric power generation, and improved share of industry sales of engines to North American truck OEMs. These positive factors more than offset the impact of a sharply lower North American truck industry.

Operating Profit Table

(Millions of dollars)	2000	1999	1998
Machinery	$1,001	$867	$1,584
Engine	667	506	504

	$1,668	$1,373	$2,088

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business operating profit.

MANAGEMENT DISCUSSION AND ANALYSIS  continued

Machinery operating profit increased $134 million, or 15 percent, from 1999, due to higher sales volume and lower selling, general and administrative (SG&A) expenses. These favorable items were partially offset by unfavorable geographic mix.

Engine operating profit increased $161 million, or 32 percent, from 1999 due to improved manufacturing efficiencies, better product mix related to increased demand for electric power and higher sales volume. These were partially offset by higher SG&A and research and development (R&D) expenses.

Interest expense was $23 million higher than a year ago due to higher average debt levels.

Other income/expense was expense of $126 million compared with income of $66 million last year. The adverse change was mostly due to discounts taken on the sales of trade receivables and unfavorable foreign currency results. The discounts on sales of trade receivables relate to the revolving program with Caterpillar Financial Services, which was implemented in 1998 as a cost-effective means of financing operations.

Table of Supplemental Information

(Millions of dollars)	2000	1999	1998
Identifiable Assets:
Machinery	$9,602	$9,160	$9,199
Engines	6,952	6,998	6,420

Total	$16,554	$16,158	$15,619

Capital Expenditures:
Machinery	$410	$416	$511
Engines	308	375	416

Total	$718	$791	$927

Depreciation and Amortization:
Machinery	$390	$386	$414
Engines	389	359	283

Total	$779	$745	$697

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

FINANCIAL PRODUCTS

Revenues for 2000 were a record $1.47 billion, up $188 million or 15 percent compared with 1999 (excluding revenue transactions with Machinery and Engines, revenues increased $119 million or 10 percent). The increase resulted primarily from continued growth in Cat Financial's portfolio.

Before tax profit increased $27 million or 11 percent from 1999. Record profit at Cat Financial resulting from continued portfolio growth was partially offset by a reduction in favorable reserve adjustments at Caterpillar Insurance Co. Ltd. (Cat Insurance).

INCOME TAXES

Both 2000 and 1999 tax expense reflect an estimated annual effective tax rate of 32 percent. However, 2000 income tax expense was favorably affected by a positive adjustment of $39 million at Caterpillar Brasil Ltda. in the third quarter.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results declined $8 million from a year ago, primarily due to weaker results at Shin Caterpillar Mitsubishi Ltd. and the conversion of FG Wilson from an affiliated company to a consolidated subsidiary in July 1999.

SUPPLEMENTAL INFORMATION

Dealer Machine Sales to End Users and
Deliveries to Dealer Rental Operations

Sales (including both sales to end users and deliveries to dealer rental operations) in North America were lower than 1999 due to reduced industry demand in the United States, which more than offset higher industry sales in Canada. For the region, sales into general construction, industrial, mining, quarry & aggregates and waste declined. Sales increased into heavy construction, especially highways and streets. Sales into agriculture and forestry remained near 1999 levels.

   Sales increased in EAME. In Europe, higher sales in France, Spain and Italy more than offset lower retail demand in Germany, the United Kingdom and Sweden. In Africa & Middle East, sales increased in Turkey and Saudi Arabia, which more than offset lower sales in Egypt, the United Arab Emirates and South Africa. In the CIS, sales improved in Russia. For the region, sales into heavy construction, mining, industrial and quarry & aggregates increased. Sales declined into agriculture, forestry and waste. Sales into general construction remained near 1999 levels.

   In Latin America, sales were flat compared to 1999. Sales increased in Brazil, Venezuela, Colombia and Mexico. Sales declined in Peru and Argentina. For the region, sales were higher into heavy construction, forestry, and quarry & aggregates. Sales into industrial, general construction, mining and waste declined.

   In Asia/Pacific, sales increased. Sales gained in China and New Zealand. Sales were lower in India, Australia and Indonesia. For the region, sales increased into heavy construction, general construction and industrial. Sales declined into quarry & aggregates, mining, forestry and agriculture.

Dealer Inventories of New Machines

Worldwide dealer new machine inventories at year-end 2000 were slightly below year earlier levels. Declines in North America offset increases in EAME and Asia/Pacific. Inventories in Latin America at year end were even with 1999.

   Inventories compared to current selling rates were lower than year earlier in North America, EAME and Latin America. Inventories compared to current selling rates were higher than a year earlier in Asia/Pacific.

Engine Sales to End Users and OEMs

Sales were higher in North America due to strong growth in sales for electric power generation and improved sales to the petroleum sector. Sales of truck engines were sharply lower due to production cutbacks by North American truck OEMs. Caterpillar continued to improve its leadership position in the on-highway truck business.

   Sales in EAME improved due to higher demand for electric power generation. In Latin America, sales were lower due primarily to declines in petroleum. In Asia/Pacific, sales were higher primarily due to increases in the petroleum sector.

Catepillar Inc.

Machinery and Engines Sales Table

(Millions of dollars)	Total	North America	EAME	Latin America	Asia/Pacific

Fourth-Quarter 2000
Machinery	$2,795	$1,402	$793	$270	$330
Engines***	1,985	1,016	582	185	202

	$4,780	$2,418	$1,375	$455	$532

Fourth-Quarter 1999
Machinery	$2,537	$1,260	$734	$241	$302
Engines***	2,181	1,076	676	235	194

	$4,718	$2,336	$1,410	$476	$496

***
Does not include internal engine transfers of $327 million and $323 million in 2000 and 1999, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

FOURTH-QUARTER 2000
COMPARED WITH FOURTH-QUARTER 1999

Sales and revenues for fourth-quarter 2000 were $5.11 billion, $95 million or 2 percent higher than fourth-quarter 1999. The increase was primarily due to a 3 percent increase in physical sales volume and an 11 percent increase in Financial Products revenues. Profit of $264 million was $25 million or 10 percent more than fourth-quarter 1999. The increase was due primarily to improved price realization (excluding currency) and higher physical volume, partially offset by several smaller unfavorable items, the largest being currency effects. Profit per share of 76 cents was up 9 cents, or 13 percent, from fourth-quarter 1999.

MACHINERY AND ENGINES

Machinery sales were $2.80 billion, an increase of $258 million or 10 percent from fourth-quarter 1999. Physical sales volume increased 11 percent reflecting higher retail sales and a significantly slower rate of inventory reduction compared to the same period a year ago. Price realization declined, primarily due to the effect of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro).

   Sales improved in all regions. In North America, sales gained because dealer inventory reductions during the quarter were much less severe than the same period a year ago. Retail sales in North America remained even with fourth-quarter 1999 as higher share of industry sales offset lower industry demand. In EAME and Latin America, sales improved due to higher retail demand. In Asia/Pacific, dealers increased inventories during the quarter, which more than offset lower retail demand.

Engine sales were $1.99 billion, a decrease of $196 million or 9 percent from fourth-quarter 1999. The decrease was due to a 7 percent decrease in physical sales volume and lower price realization.

   Sales were lower primarily due to sharp declines in engine sales to North American truck OEMs. Sales of electric power products were lower when compared to the fourth quarter of 1999, which benefited from the impact of Y2K uncertainties. Higher sales of electric power products in North America were more than offset by declines in EAME and Asia/Pacific.

Operating Profit

	Fourth-Quarter
(Millions of dollars)	2000	1999
Machinery	$248	$131
Engine	192	217

	$440	$348

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business operating profit.

Machinery operating profit increased $117 million from fourth-quarter 1999. Higher physical sales volume and improved price realization (excluding currency) were partially offset by higher SG&A expenses.

Engine operating profit decreased $25 million, or 12 percent from fourth-quarter 1999. The decrease was primarily due to lower sales volumes of truck engines and higher SG&A and R&D expenses, partially offset by better product mix related to increased demand for electric power in North America.

Interest expense was $10 million higher than a year ago.

Other income/expense was expense of $52 million compared with income of $35 million last year. The adverse change was mostly due to unfavorable foreign exchange results and to discounts taken on the sales of trade receivables.

FINANCIAL PRODUCTS

Revenues for the fourth quarter were $390 million, up $57 million or 17 percent compared with fourth-quarter 1999 (excluding revenue transactions with Machinery and Engines, revenues increased $33 million or 11 percent). The increase resulted primarily from continued growth in Cat Financial's portfolio.

Before tax profit increased $37 million or 69 percent from fourth-quarter 1999. Profit increased at Cat Financial resulting from portfolio growth, and at Cat Insurance from higher investment income partially offset by a reduction in favorable reserve adjustments.

MANAGEMENT DISCUSSION AND ANALYSIS  continued

INCOME TAXES

Fourth-quarter tax expense reflects an effective annual tax rate of 32 percent for both 2000 and 1999.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results increased $2 million from a year ago, primarily due to stronger results at Shin Caterpillar Mitsubishi Ltd. and Claas Caterpillar Europe.

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

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results declined $24 million from a year ago, primarily due to weaker results at Shin Caterpillar Mitsubishi Ltd. and the conversion of FG Wilson from an affiliated company to a consolidated subsidiary effective June 1999.

LIQUIDITY & CAPITAL RESOURCES

Consolidated operating cash flow was $2.06 billion for 2000, compared with $2.59 billion for 1999. The decrease was largely due to an increase in inventories and trade receivables. Total debt as of December 31, 2000 was $15.07 billion, an increase of $1.27 billion from year-end 1999. During 2000, debt related to Machinery and Engines increased $110 million, to $3.43 billion, while debt related to Financial Products increased $1.16 billion to $11.96 billion.

Caterpillar Inc.

   In 1998, the board of directors authorized a share repurchase program to reduce the number of outstanding shares to 320 million over a three to five year period. In total, 10.8 million shares were repurchased during 2000. The number of shares outstanding at December 31, 2000 was 343.4 million.

Machinery and Engines

Operating cash flow was $1.63 billion for 2000, compared with $2.07 billion for 1999. The decrease was primarily due to an increase in inventories and trade receivables in 2000 compared to a decrease in 1999. Capital expenditures for 2000, excluding equipment leased to others, were $709 million compared with $770 million for 1999. Total debt increased by $110 million during 2000. The debt to debt plus equity ratio as of December 31, 2000 was 38.0%.

Financial Products

Operating cash flow was $474 million for 2000, compared with $559 million for 1999. The decrease was primarily due to an increase in trade receivables. Cash used to purchase equipment leased to others was $656 million in 2000. In addition, net cash used for finance receivables was $1.20 billion in 2000, compared with $1.53 billion in 1999.

   Financial Products' debt was $11.96 billion at December 31, 2000, an increase of $1.16 billion from December 31, 1999, and primarily comprised $8.24 billion of medium-term notes, $317 million of notes payable to Caterpillar, $92 million of notes payable to banks and $3.13 billion of commercial paper. December 31, 2000, finance receivables past due over 30 days were 3.6%, compared with 2.8% at the end of 1999. The ratio of debt to equity of Cat Financial was 8.0:1 at December 31, 2000, compared with 7.8:1 at December 31, 1999.

   Financial Products had outstanding credit lines totaling $5.05 billion at December 31, 2000, which included $2.85 billion of shared revolving credit agreements with Machinery and Engines. These credit lines are with a number of banks and are considered support for the company's outstanding commercial paper, commercial paper guarantees, the discounting of bank and trade bills and bank borrowings. Also included are variable-amount lending agreements with Caterpillar. Under these agreements, Financial Products (Cat Financial) may borrow up to $825 million from Machinery and Engines (Caterpillar Inc.).

Dividends paid per share of common stock

(Quarter)	2000	1999	1998
First	$.325	$.300	$.25
Second	.325	.300	.25
Third	.340	.325	.30
Fourth	.340	.325	.30

	$1.330	$1.250	$1.10

EMPLOYMENT

At the end of 2000, Caterpillar's worldwide employment was 68,440 compared with 66,896 one year ago. Employment outside the United States increased by 2,263 including 748 resulting from acquisitions.

Full-Time Employees at Year End

	2000	1999	1998
Inside U.S.	37,660	38,379	40,261
Outside U.S.	30,780	28,517	25,563
Total	68,440	66,896	65,824
By Region:
North America	37,870	38,560	40,485
EAME	21,880	20,794	18,117
Latin America	6,186	5,493	5,302
Asia/Pacific	2,504	2,049	1,920
Total	68,440	66,896	65,824

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

  •
  The U.S. dollar value of sales made in foreign currencies, and

  •
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

MANAGEMENT DISCUSSION AND ANALYSIS continued

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

   In managing foreign currency for Machinery and Engines' operations, our objective is to maximize consolidated after-tax U.S. dollar cash flow. To this end, our policy allows for actively managing:

  •
  Cash flow related to firmly committed foreign currency transactions;
  •
  Anticipated foreign currency cash flow for the future rolling twelve-month period; and
  •
  Any hedges (derivative instruments) that are outstanding.

   We limit the types of derivative instruments we use to foreign currency forward and option contracts (net purchased option contracts). When using foreign currency forward contracts, we are protected from unfavorable exchange rate movements, but have given up any potential benefit from favorable changes in exchange rates. Purchased option contracts, on the other hand, protect us from unfavorable rate movements while permitting us to benefit from the effect of favorable exchange rate fluctuations. We do not use historic rate rollovers or leveraged options, nor do we sell or write foreign currency options, except in the case of combination option contracts that limit the unfavorable effect of exchange rate movements, while allowing a limited potential benefit from favorable exchange rate movements. The foreign currency forward or option contracts that we use are not exchange traded.

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

   In managing foreign currency risk for our Financial Products' operations, our objective is to minimize earnings volatility resulting from the translation of net foreign currency balance sheet positions. We use foreign currency forward contracts to offset the risk when the currency of our receivable portfolio does not match the currency of our debt portfolio.

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

Commodity Prices

Our Machinery and Engines' operations are subject to commodity price risk, as the price we must pay for raw materials changes with movements in underlying commodity prices. We use commodity forward and option contracts to reduce this risk. However, our use of these types of derivative financial instruments is not material.

II. Sensitivity

Exchange Rate Sensitivity

Based on the anticipated and firmly committed cash inflows and outflows for our Machinery and Engines' operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2001 cash flows for our Machinery and Engines' operations by $62 million. This is not materially different than the potential $80 million adverse impact on expected 2000 cash flows for our Machinery and Engines' operations that we reported last year based on similar assumptions and calculations.

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

Caterpillar Inc.

Interest Rate Sensitivity

For our Machinery and Engines' operations, we currently use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2001 pretax earnings of Machinery and Engines by $22 million. Last year, similar assumptions and calculations also yielded a potential $22 million adverse impact on 2000 pretax earnings.

   For our Financial Products' operations, we use interest rate derivative instruments primarily to meet our "match funding" objectives and strategies. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect the 2001 pretax earnings of Financial Products by $15 million. Last year, similar assumptions and calculations also yielded a potential $18 million adverse impact on 2000 pretax earnings.

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

OUTLOOK

Summary

World economic growth and industrial production are projected to moderate in 2001. The change in GDP is expected to decline from 4 percent in 2000 to about 3 percent in 2001, and world industrial production is projected to decelerate from about 8 percent in 2000 to 4 percent in 2001. This will be primarily driven by a slowdown in the major industrialized countries, impacting developing countries as well. With inflation in the industrialized countries relatively low (excluding the recent impact of higher energy prices), this slowdown is projected to lead to further interest rate reductions in the United States, which should reduce effective borrowing costs worldwide. Despite these expected interest rate reductions, we are projecting a moderate reduction in growth for the world economy in 2001. Should the expected U.S. rate reductions not succeed in reversing recent declines in business and consumer confidence by the second quarter of 2001, a more severe world economic slowdown would result. While world growth is expected to moderate, demand for energy commodities is expected to remain relatively strong.

   In this environment, company sales and revenues are expected to be about flat in 2001, with slightly higher sales expected in each region of the world except North America. In the United States, industry demand for construction machines is expected to decline 5 to 10 percent, agriculture machine demand is expected to be about flat, and demand for compact machines is expected to be up slightly. Year-end dealer machine inventories are projected to decline, and company machine sales are expected to be down slightly. Engine sales are expected to be about flat, as higher sales to petroleum and electric power generation are projected to offset lower truck engine sales.

   In summary, with world growth expected to moderate, company sales and revenues are forecast to be about flat in 2001. Slightly higher sales in EAME, Asia/Pacific and Latin America are expected to be offset by slightly lower sales in North America. Profit is expected to be down about 5 to 10 percent from 2000 because of the North American sales volume decrease, continuing global pricing pressures, absence of a favorable income tax adjustment and strategic investments. These investments, which relate to the updated strategy that was announced in 2000, are critical to achievement of our longer-term projected sales growth and cost reduction targets.

North America

In the United States, the increase in GDP is projected to slow from 5 percent in 2000 to about 2.5 percent in 2001. Growth early in the year is expected to be quite weak, but the pace of growth and capital spending is expected to pick up in the third and fourth quarters, boosted by lower interest rates and projected reductions in federal tax withholdings. With the pace of economic growth slowing significantly, we expect further rate reductions by the Federal Reserve in early 2001, and assume the fed funds rate will move down from the current level of 6 percent to a range of 5 percent to 5.5 percent in the second half of the year. In this environment, industry demand for construction machines is expected to decline 5 to 10 percent — a decline in the demand for general construction machines is expected to be partially offset by higher sales to the heavy construction industry. Demand for agriculture machines is expected to be about flat, while compact machines should be up slightly. Engine sales are projected to be about flat, as higher sales to petroleum and electric power applications are forecast to offset a projected further decline in truck engines. In Canada, industry demand for machines is expected to increase due to higher demand in heavy construction, oil sands and petroleum. With projected reductions in dealer year-end inventories, company sales for North America as a whole are forecast to decline slightly.

EAME

In EAME, sales of machines and engines are expected to be up slightly. In Europe, sales should benefit from continued economic growth, although interest rate increases and higher oil prices in the second half of 2000 are slowing economic growth rates and continue to erode business confidence. However, business and consumer confidence in Europe is expected to improve over the course of 2001, as the euro is projected to be stronger on average than its weak levels in 2000 and oil prices moderate. Sales in oil exporting countries in Africa & Middle East should continue to benefit from strong cash flows related to higher production volumes, even though oil prices are expected to be lower than 2000. Sales elsewhere in Africa & Middle East are expected to decline. In the CIS, sales should increase as the Russian recovery continues and the oil exporting nations of the region continue to experience stronger economic growth.

Asia/Pacific

For the Asia/Pacific region as a whole, sales of machines and engines are expected to be up in 2001. China should continue to register solid sales growth. However, instability in Indonesia and the Philippines and the aftermath of general elections in Thailand are concerns.

MANAGEMENT DISCUSSION AND ANALYSIS  continued

Latin America

In Latin America, continued economic growth in Mexico, Brazil and Chile is expected to lead to higher machine and engine sales.

* * *

The outlook above does not consider the potential impacts in 2001 of the recently announced alliance with DaimlerChrysler to jointly develop medium-duty engines, fuel systems and other powertrain components.

* * *

The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 18, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS /*/

SUPPLEMENTAL STOCKHOLDER INFORMATION

Shareholder Services:

Stock Transfer Agent
First Chicago Trust Company of New York
P.O. Box 2500
Jersey City, NJ 07303-2500
phone:	(800) 446-2617 (U.S. and Canada)
(201) 324-0498 (Outside U.S. and Canada)
(201) 222-4955 (Hearing impaired)
Internet home page: www.equiserve.com
Caterpillar Assistant Secretary:
Laurie J. Huxtable
Assistant Secretary
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629-7310
phone:	(309) 675-4619
fax:	(309) 675-6620
e-mail:	CATshareservices@CAT.com

Stock Purchase Plan:

Current shareholders and other interested investors may purchase Caterpillar Inc. common stock directly through the DirectSERVICE™ Investment Program sponsored and administered by our Transfer Agent.

Current shareholders can get more information on the program from our Transfer Agent using the contact information provided above. Non-shareholders can request program materials by calling: 800-955-4749 (U.S. and Canada) or 201-324-0498 (outside the U.S. and Canada). The DirectSERVICE Investment Program may also be accessed on-line at www.CAT.com/dspp or from First Chicago's home page.

Investor Relations:

Institutional analysts, portfolio managers, and representatives of financial institutions seeking additional information about the Company should contact:

  Director of Investor Relations
  James W. Anderson
  Caterpillar Inc.
  100 N.E. Adams Street, Peoria, IL 61629-5310]
   phone: (309) 675-4549
   fax: (309) 675-4457
   e-mail: CATir@CAT.com
  Internet website: www.CAT.com/investor

Common Stock (NYSE: CAT)

Listing Information: Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2000		1999
Quarter	High	Low	High	Low
First	55 1/8	33 1/2	52 15/16	42
Second	44 7/8	33 13/16	66 7/16	46 5/16
Third	39 5/8	32 1/2	63 7/8	52 9/16
Fourth	47 15/16	29 9/16	58 7/8	43 3/16

Number of Stockholders: Stockholders of record at year end totaled 36,253, compared with 36,048 at the end of 1999. Approximately 64% of our issued shares are held by institutions and banks, 27% by individuals, and 9% by Caterpillar benefit plans.

   Employees' investment and profit-sharing plans acquired 3,955,607 shares of Caterpillar stock in 2000. Investment plans, for which membership is voluntary, held 27,746,574 shares for employee accounts at 2000 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 459,655 shares at 2000 year end.

Company Publications:

Current information:

  •
  phone our Information Hotline — (800) CAT-7717 (U.S. and Canada) or (858) 431-7900 (outside U.S. and Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook, or to request a copy of results by fax or mail

  •
  request, view, or download materials on-line or register for e-mail alerts by visiting www.CAT.com/materialsrequest

Historical information:

  •
  view/download on-line at www.CAT.com/historical

Annual Meeting:

On Wednesday, April 11, 2001, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Bank One Auditorium, Chicago, Illinois. Requests for proxies are being sent to stockholders with this report mailed on or about March 2, 2001.

Internet:

Visit us on the Internet at www.CAT.com.

Information contained on our website is not incorporated by reference into this document.

DIRECTORS AND OFFICERS

DIRECTORS

Lilyan H. Affinito[2,4]	Former Vice Chairman, Maxxam Group Inc.
Glen A. Barton	Chairman and CEO, Caterpillar Inc.
W. Frank Blount[1,3]	Chairman and CEO, Cypress Communications, Inc.
John R. Brazil[1,3]	President, Trinity University
John T. Dillon[2,4]	Chairman and CEO, International Paper
Juan Gallardo[1,3]	Chairman and CEO, Grupo Embotelladoras Unidas S.A. de C.V.
David R. Goode[1,2]	Chairman, President, and CEO, Norfolk Southern Corporation
James P. Gorter[1,2]	Chairman, Baker, Fentress & Company
Peter A. Magowan[2,4]	Former Chairman and CEO, Safeway Inc.; President and Managing General Partner, San Francisco Giants
William A. Osborn[2,4]	Chairman and CEO, Northern Trust Corporation and The Northern Trust Company
Gordon R. Parker[1,3]	Former Chairman, Newmont Mining Corporation
Charles D. Powell[5]	Chairman, Sagitta Asset Management Limited
Joshua I. Smith[3,4]	Chairman and CEO, The MAXIMA Corporation; Vice Chairman, iGate, Inc.
Clayton K. Yeutter[2,4]	Of Counsel to Hogan & Hartson, Washington, D.C.
1
Member of Audit Committee (David R. Goode, chairman)
2
Member of Compensation Committee (James P. Gorter, chairman)
3
Member of Nominating & Governance Committee (Joshua I. Smith, chairman)
4
Member of Public Policy Committee (Clayton K. Yeutter, chairman)
5
Effective January 1, 2001

OFFICERS

Glen A. Barton	Chairman and CEO
Vito H. Baumgartner	Group President
Gerald S. Flaherty	Group President
James W. Owens	Group President
Gerald L. Shaheen	Group President
Richard L. Thompson	Group President
R. Rennie Atterbury III	Vice President, General Counsel and Secretary
Sidney C. Banwart	Vice President
Michael J. Baunton	Vice President
James S. Beard	Vice President
Richard A. Benson	Vice President
James E. Despain	Vice President
Michael A. Flexsenhar	Vice President
Thomas A. Gales	Vice President
Donald M. Ings	Vice President
Stuart L. Levenick	Vice President
Duane H. Livingston	Vice President
Robert R. Macier	Vice President
David A. McKie	Vice President
F. Lynn McPheeters	Vice President, Chief Financial Officer
Daniel M. Murphy	Vice President
Douglas R. Oberhelman	Vice President
Gerald Palmer	Vice President
Robert C. Petterson	Vice President
John E. Pfeffer	Vice President
Siegfried R. Ramseyer	Vice President
Edward J. Rapp	Vice President
Alan J. Rassi	Vice President
Gary A. Stroup	Vice President
Gerard R. Vittecoq	Vice President
Sherril K. West	Vice President
Donald G. Western	Vice President
Steven H. Wunning	Vice President
Robert R. Gallagher	Controller
Kenneth J. Zika	Treasurer
Robin D. Beran	Assistant Treasurer
Tinkie E. Demmin	Assistant Secretary
Laurie J. Huxtable	Assistant Secretary

Note: All director/officer information is as of December 31, 2000, except as noted.