Form 10-K405, Exhibit 13
period 2001-12-31
CATERPILLAR INC
filed 2002-03-22
CIK 18230

EXHIBIT 13

APPENDIX

CATERPILLAR INC.

GENERAL AND FINANCIAL INFORMATION

2001

TABLE OF CONTENTS

Report of Management
Report of Independent Accountants
Consolidated Financial Statements and Notes
Five-year Financial Summary
Management's Discussion and Analysis (MD&A)
Fourth-Quarter 2001 Compared with Fourth-Quarter 2000
Machinery and Engines Sales by Geographic Region
2001 Compared with 2000
Supplemental Information
2000 Compared with 1999
Liquidity & Capital Resources
Critical Accounting Policies
Employment
Other Matters
Outlook
Supplemental Stockholder Information
Directors and Officers

REPORT OF MANAGEMENT
Caterpillar Inc.

      The management of Caterpillar Inc. has prepared the accompanying financial statements for the years ended December 31, 2001, 2000, and 1999, and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles, applying certain estimates and judgments as required.

      Management maintains a system of internal accounting controls which has been designed to provide reasonable assurance that: transactions are executed in accordance with proper authorization, transactions are properly recorded and summarized to produce reliable financial records and reports, assets are safeguarded, and the accountability for assets is maintained.

      The system of internal controls includes statements of policies and business practices, widely communicated to employees, which are designed to require them to maintain high ethical standards in their conduct of company affairs. The internal controls are augmented by careful selection and training of supervisory and other management personnel, by organizational arrangements that provide for appropriate delegation of authority and division of responsibility, and by an extensive program of internal audit with management follow-up. The company's adoption of 6 Sigma is expected to improve processes leading to enhanced internal controls.

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

Chairman of the Board

Chief Financial Officer
January 23, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CATERPILLAR INC.:

      In our opinion, the accompanying consolidated financial statements, in Statements 1 through 4, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2001, 2000, and 1999, and the results of their operations and their cash flow for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The supplemental consolidating data in Statements 1, 3 and 4 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations, and cash flows of Machinery and Engines and Financial Products. The supplemental consolidating data has been subjected to the auditing procedures applied in the audit of the consolidated financial statements; and, in our opinion, except for the Machinery and Engines presentation of Financial Products on the equity basis, is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

Peoria, Illinois
January 23, 2002

STATEMENT 1
Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)

				Supplemental consolidating data
	Consolidated			Machinery and Engines(1)			Financial Products
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Sales and revenues:
Sales of Machinery and Engines (Note 1C)	$19,027	$18,913	$18,559	$19,027	$18,913	$18,559	$—	$—	$—
Revenues of Financial Products (Note 1C)	1,423	1,262	1,143	—	—	—	1,645	1,465	1,277

Total sales and revenues	20,450	20,175	19,702	19,027	18,913	18,559	1,645	1,465	1,277
Operating costs:
Cost of goods sold	14,752	14,497	14,481	14,752	14,497	14,481	—	—	—
Selling, general, and administrative expenses	2,567	2,367	2,347	2,229	2,099	2,079	389	307	299
Research and development expenses	696	649	626	696	649	626	—	—	—
Interest expense of Financial Products	657	688	560	—	—	—	685	739	585
Other operating expenses (Notes 1B, 9, and 23)	467	237	194	153	—	—	314	237	194

Total operating costs	19,139	18,438	18,208	17,830	17,245	17,186	1,388	1,283	1,078

Operating profit	1,311	1,737	1,494	1,197	1,668	1,373	257	182	199
Interest expense excluding Financial Products	285	292	269	285	292	269	—	—	—
Other income (expense) (Note 3)	143	83	196	(88)	(126)	66	88	96	52

Consolidated profit before taxes	1,169	1,528	1,421	824	1,250	1,170	345	278	251
Provision for income taxes (Note 6)	367	447	455	239	350	362	128	97	93

Profit of consolidated companies	802	1,081	966	585	900	808	217	181	158
Equity in profit of unconsolidated affiliated companies (Note 10)	3	(28)	(20)	(4)	(31)	(21)	7	3	1
Equity in profit of Financial Products subsidiaries	—	—	—	224	184	159	—	—	—

Profit	$805	$1,053	$946	$805	$1,053	$946	$224	$184	$159

Profit per common share	$2.35	$3.04	$2.66
Profit per common share—diluted(2)	$2.32	$3.02	$2.63
Weighted-average common shares (millions)	343.3	346.8	355.4
Weighted-average common shares—diluted (millions)(2)	347.1	348.9	359.4
Cash dividends declared per common share	$1.390	$1.345	$1.275
(1)
Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

(2)
Diluted by assumed exercise of stock options, using the treasury stock method.

      The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-8 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 2
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)

	2001		2000		1999
Common stock (Note 14):
Balance at beginning of year	$(1,628)		$(1,230)		$(993)
Common shares issued, including treasury shares reissued:
2001—916,634; 2000—408,629; 1999—1,535,626	18		14		23
Treasury shares purchased:
2001—937,000; 2000—10,789,700; 1999—4,956,100	(43)		(412)		(260)

Balance at year-end	(1,653)		(1,628)		(1,230)

Profit employed in the business:
Balance at beginning of year	7,205		6,617		6,123
Profit	805	805	1,053	1,053	946	946
Dividends declared	(477)		(465)		(452)

Balance at year-end	7,533		7,205		6,617

Accumulated other comprehensive income (net of tax):
Foreign currency translation adjustment (Note 1H):
Balance at beginning of year	55		125		65
Aggregate adjustment for year	(72)	(72)	(70)	(70)	60	60

Balance at year-end	(17)		55		125

Minimum Pension Liability Adjustment (Note 8):
Balance at beginning of year	(32)		(47)		(64)
Aggregate adjustment for year	(170)	(170)	15	15	17	17

Balance at year-end	(202)		(32)		(47)

Derivative financial instruments (Notes 1I and 2):
Balance at beginning of year	—		—		—
Gains/(losses) deferred during year	(39)	(39)	—	—	—	—
(Gains)/losses reclassified to earnings during year	13	13	—	—	—	—

Balance at year-end	(26)		—		—

Available-for-sale securities (Note 21):
Balance at beginning of year	—		—		—
Gains/(losses) deferred during year	(26)	(26)	—	—	—	—
(Gains)/losses reclassified to earnings during year	2	2	—	—	—	—

Balance at year-end	(24)		—		—

Comprehensive income		513		998		1,023

Stockholders' equity at year-end	$5,611		$5,600		$5,465

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 3
Financial Position at December 31
(Dollars in millions)

				Supplemental consolidating data
	Consolidated (Caterpillar Inc. and subsidiaries)
				Machinery and Engines(1)			Financial Products
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Assets
Current assets:
Cash and short-term investments	$400	$334	$548	$251	$206	$440	$149	$128	$108
Receivables—trade and other	2,592	2,608	3,233	2,170	2,411	2,357	1,182	1,201	1,761
Receivables—finance (Note 5)	5,849	5,471	4,206	—	—	—	5,849	5,471	4,206
Deferred income taxes (Note 6)	423	397	405	381	377	394	42	20	11
Prepaid expenses	1,211	1,019	824	1,220	1,038	841	8	2	3
Inventories (Note 1D and 4)	2,925	2,692	2,594	2,925	2,692	2,594	—	—	—

Total current assets	13,400	12,521	11,810	6,947	6,724	6,626	7,230	6,822	6,089
Property, plant, and equipment—net (Notes 1F and 9)	6,603	5,951	5,380	5,019	4,713	4,457	1,584	1,238	923
Long-term receivables—trade and other	55	76	95	55	76	95	—	—	—
Long-term receivables—finance (Note 5)	6,267	6,095	5,588	—	—	—	6,267	6,095	5,588
Investments in unconsolidated affiliated companies (Notes 1B and 10)	787	551	553	460	504	523	327	47	30
Investments in Financial Products subsidiaries	—	—	—	1,662	1,620	1,464	—	—	—
Deferred income taxes (Note 6)	938	907	954	999	960	974	13	10	9
Intangible assets (Note 1F)	1,671	1,507	1,543	1,668	1,504	1,541	3	3	2
Other assets	936	856	788	465	453	478	471	403	310

Total assets	$30,657	$28,464	$26,711	$17,275	$16,554	$16,158	$15,895	$14,618	$12,951

Liabilities
Current liabilities:
Short-term borrowings (Note 12)	$2,180	$971	$770	$219	$369	$51	$2,164	$919	$1,030
Accounts payable	2,123	2,339	2,003	2,210	2,556	2,317	166	147	41
Accrued expenses	1,419	1,148	1,048	854	720	758	593	451	337
Accrued wages, salaries, and employee benefits	1,292	1,274	1,191	1,276	1,262	1,180	16	12	11
Dividends payable	120	117	115	120	117	115	—	5	29
Deferred and current income taxes payable (Note 6)	11	57	23	(29)	28	(12)	40	29	35
Deferred liability	—	—	—	—	—	—	298	316	190
Long-term debt due within one year (Note 13)	3,131	2,762	3,104	73	204	167	3,058	2,558	2,937

Total current liabilities	10,276	8,668	8,254	4,723	5,256	4,576	6,335	4,437	4,610
Long-term debt due after one year (Note 13)	11,291	11,334	9,928	3,492	2,854	3,099	7,799	8,480	6,829
Liability for postemployment benefits (Note 8)	3,103	2,514	2,536	3,103	2,514	2,536	—	—	—
Deferred income taxes and other liabilities (Note 6)	376	348	528	346	330	482	99	81	48

Total liabilities	25,046	22,864	21,246	11,664	10,954	10,693	14,233	12,998	11,487

Contingencies (Note 18)
Stockholders' equity (Statement 2)
Common stock of $1.00 par value (Note 14): Authorized shares: 900,000,000 Issued shares (2001, 2000, and 1999—407,447,312) at paid-in amount	1,043	1,048	1,045	1,043	1,048	1,045	801	787	762
Profit employed in the business	7,533	7,205	6,617	7,533	7,205	6,617	1,046	922	744
Accumulated other comprehensive income	(269)	23	78	(269)	23	78	(185)	(89)	(42)
Treasury stock (2001—64,070,868 shares; 2000—64,050,502 shares; and 1999—53,669,431 shares) at cost	(2,696)	(2,676)	(2,275)	(2,696)	(2,676)	(2,275)	—	—	—

Total stockholders' equity	5,611	5,600	5,465	5,611	5,600	5,465	1,662	1,620	1,464

Total liabilities and stockholders' equity	$30,657	$28,464	$26,711	$17,275	$16,554	$16,158	$15,895	$14,618	$12,951

(1)
Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

      The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-8 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 4
Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)

				Supplemental consolidating data
	Consolidated (Caterpillar Inc. and subsidiaries)
				Machinery and Engines(1)			Financial Products
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Cash flow from operating activities:
Profit	$805	$1,053	$946	$805	$1,053	$946	$224	$184	$159
Adjustments for noncash items:
Depreciation and amortization	1,169	1,063	977	835	813	772	334	250	205
Profit of Financial Products	—	—	—	(224)	(184)	(159)	—	—	—
Nonrecurring charges	153	—	—	153	—	—	—	—	—
Other	344	79	156	308	(112)	78	25	123	78
Changes in assets and liabilities:
Receivables—trade and other	99	(327)	494	166	(29)	368	(49)	(273)	294
Inventories	(211)	(54)	312	(211)	(54)	312	—	—	—
Accounts payable and accrued expenses	(160)	335	(95)	(203)	231	(45)	40	195	(180)
Other—net	(212)	(90)	(200)	(218)	(87)	(205)	16	(5)	3

Net cash provided by operating activities	1,987	2,059	2,590	1,411	1,631	2,067	590	474	559

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(1,100)	(928)	(913)	(1,071)	(891)	(884)	(29)	(37)	(29)
Expenditures for equipment leased to others	(868)	(665)	(490)	(38)	(9)	(21)	(830)	(656)	(469)
Proceeds from disposals of property, plant, and equipment	356	263	215	32	29	30	324	234	185
Additions to finance receivables	(16,284)	(14,879)	(8,526)	—	—	—	(16,284)	(14,879)	(8,526)
Collections of finance receivables	12,339	10,996	5,676	—	—	—	12,339	10,996	5,676
Proceeds from sale of finance receivables	3,107	2,686	1,324	—	—	—	3,107	2,686	1,324
Net intercompany borrowings	—	—	—	105	(24)	(100)	103	6	(87)
Investments and acquisitions	(405)	(115)	(302)	(110)	(102)	(275)	(295)	(13)	(27)
Other—net	(72)	(111)	(24)	59	(41)	(170)	(45)	(94)	67

Net cash used for investing activities	(2,927)	(2,753)	(3,040)	(1,023)	(1,038)	(1,420)	(1,610)	(1,757)	(1,886)

Cash flow from financing activities:
Dividends paid	(474)	(462)	(445)	(474)	(462)	(445)	(105)	(29)	(36)
Common stock issued, including treasury shares reissued	6	4	11	6	4	11	14	25	79
Treasury shares purchased	(43)	(412)	(260)	(43)	(412)	(260)	—	—	—
Net intercompany borrowings	—	—	—	(103)	(6)	87	(105)	24	100
Proceeds from long-term debt issued	4,062	3,760	3,770	681	12	306	3,381	3,748	3,464
Payments on long-term debt	(2,953)	(3,147)	(2,288)	(354)	(198)	(109)	(2,599)	(2,949)	(2,179)
Short-term borrowings—net	420	800	(127)	(38)	301	(71)	458	499	(56)

Net cash provided by (used for) financing activities	1,018	543	661	(325)	(761)	(481)	1,044	1,318	1,372

Effect of exchange rate changes on cash	(12)	(63)	(23)	(18)	(66)	(29)	(3)	(15)	6

Increase (decrease) in cash and short-term investments	66	(214)	188	45	(234)	137	21	20	51
Cash and short-term investments at the beginning of the period	334	548	360	206	440	303	128	108	57

Cash and short-term investments at the end of the period	$400	$334	$548	$251	$206	$440	$149	$128	$108

(1)
Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

      All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

      The supplemental consolidating data is presented for the purpose of additional analysis. See Note 1B on Page A-8 for a definition of the groupings in these statements. Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions except per share data)

1. Operations and summary of significant accounting policies

A. Nature of operations

We operate in three principal lines of business:

(1)  Machinery—design, manufacture, and marketing of construction, mining, agricultural, and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, mining shovels, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telescopic handlers, skid steer loaders, and related parts.

(2)  Engines—design, manufacture, and marketing of engines for Caterpillar Machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1000 to 14 000 kilowatts).

(3)  Financial Products—financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and its subsidiaries and Caterpillar Insurance Holdings, Inc.

Our products are sold primarily under the brands "Caterpillar," "Cat," "Solar," "MaK," "Perkins," "FG Wilson," and "Olympian."

We conduct operations in our Machinery and Engines lines of business under highly competitive conditions, including intense price competition. We place great emphasis on the high quality and performance of our products and our dealers' service support. Although no one competitor is believed to produce all of the same types of machines and engines, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Machines are distributed principally through a worldwide organization of dealers, 63 located in the United States and 157 located outside the United States. Worldwide, these dealers have over 1,840 branch locations and 1,100 Cat Dealer Rental outlets and serve 172 countries. Reciprocating engines are sold principally through the worldwide dealer organization and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins also are sold through their worldwide network of 178 distributors located in 115 countries. Some of the electric power generation systems manufactured by FG Wilson are sold through their worldwide network of 250 dealers located in 170 countries. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are our dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by Solar and MaK, respectively. Occasionally, these employees are assisted by independent sales representatives.

Manufacturing activities of the Machinery and Engines lines of business are conducted in 47 plants in the United States; 12 in the United Kingdom; eight in Italy; five in Mexico; four each in China and India; three each in France, Germany, and Northern Ireland; two each in Australia, Canada, and Japan; and one each in Belgium, Brazil, Hungary, Indonesia, The Netherlands, Poland, Russia, South Africa, and Sweden. Fourteen parts distribution centers are located in the United States and 12 are located outside the United States.

The Financial Products line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. Financial Products activity is primarily conducted in the United States, with additional offices in Asia, Australia, Canada, Europe, and Latin America.

B. Basis of consolidation

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 20% to 50% are accounted for by the equity method (see Note10 on Page A-15).

The accompanying financial statements and supplemental consolidating data, where applicable, have been grouped as follows:

Consolidated—Caterpillar Inc. and its subsidiaries.

Machinery and Engines—primarily our manufacturing, marketing, and parts distribution operations, with the Financial Products subsidiaries accounted for on the equity basis.

Financial Products—our finance and insurance subsidiaries, primarily Cat Financial and Caterpillar Insurance Holdings, Inc.

Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation. A new line ("Other operating expenses") was added to the Statement of Results of Operations in 2001. The Financial Products amounts currently reported on the new line represent depreciation expense on equipment leased to others. Such expenses were previously included in "Selling, general and administrative expenses."

C. Sales and revenue recognition

Sales of Machinery and Engines are unconditional sales that are generally recorded when the title transfers as product is shipped and invoiced to customers or independently owned and operated dealers.

Revenues of Financial Products primarily represent finance and lease revenues of Cat Financial, a wholly-owned subsidiary. Finance revenues are recognized over the term of the contract at a constant rate of return on the scheduled uncollected principal balance. Lease revenues are recognized in the period earned. Recognition of income is suspended when collection of future income is not probable. Income recognition is resumed if the receivable becomes contractually current and collection doubts are removed; previously suspended income is recognized at that time.

D. Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 80% of total inventories at December 31, 2001, 2000, and 1999.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $1,923, $2,065, and $2,000 higher than reported at December 31, 2001, 2000, and 1999, respectively.

E. Securitized receivables

When finance receivables are securitized, we retain interest in the form of interest-only strips, servicing rights, cash reserve accounts, and subordinate certificates. Gains or losses on the securitization are dependent upon the purchase price being allocated between the carrying value of the securitized receivables and the retained interests based upon their relative fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds, forward yield curves and discount rates (see Note 5 on Pages A-11 and A-12).

F. Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Amortization of purchased intangibles is computed using the straight-line method, generally over a period of 20 years or less. Accumulated amortization was $350, $252, and $150 at December 31, 2001, 2000, and 1999, respectively.

G. Shipping and handling costs

We include shipping and handling (including warehousing) costs incurred in connection with the distribution of replacement parts in the "Selling, general and administrative expenses" line of the income statement. These amounts were $241, $235, and $251 for the years ended December 31, 2001, 2000, and 1999, respectively.

H. Foreign currency translation

The functional currency for most of our Machinery and Engines consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products and equity basis companies is the respective local currency. Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in the results of operations. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in "Accumulated other comprehensive income," which is part of stockholders' equity.

I. Derivative financial instruments

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices. Our Risk Management Policy (Policy) allows for the use of derivative financial instruments to manage foreign currency exchange rate, interest rate, and commodity price exposure. Our Policy specifies that derivatives are not to be used for speculative purposes. Derivatives that we use are primarily foreign currency forward and option contracts, interest rate swaps, and commodity forward and option contracts. The company's derivative activities are subject to the management, direction, and control of our Financial Officers. Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the Board of Directors at least annually.

All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered, the company designates the derivative as (1) a hedge of the fair value of a recognized liability ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge), or (3) an "undesignated" instrument. Changes in the fair value of a derivative that is qualified, designated, and highly effective as a fair value hedge, along with the gain or loss on the hedged liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated, and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges to specific liabilities on the balance sheet and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133). Please refer to Note 2 for more information on derivatives.

J. Estimates in financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets and reserves for warranty, product liability losses, postemployment benefits, post-sale discounts, credit losses, and certain nonrecurring costs.

K. Future accounting changes

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 addresses financial accounting and reporting for business combinations. This Statement requires that all business combinations be accounted for by the purchase method. As required by SFAS 141, we adopted this new accounting standard for all business combinations initiated after June 30, 2001. The adoption of SFAS 141 did not have a material impact on our financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets." SFAS 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, rather be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS 142, we will adopt this new accounting standard on January 1, 2002. Application of the non-amortization provisions of SFAS 142 is expected to result in a pretax increase in earnings of $80 per year. Upon adoption, we will perform the required transitional impairment tests of goodwill and indefinite-lived intangible assets. Adoption of the transitional impairment provisions of SFAS 142 is not expected to result in an impairment loss.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. As required by SFAS 143, we will adopt this new accounting standard on January 1, 2003. We believe the adoption of SFAS 143 will not have a material impact on our financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment of all long-lived assets. As required by SFAS 144, we will adopt this new accounting standard on January 1, 2002. We believe the adoption of SFAS 144 will not have a material impact on our financial statements.

2. Derivative financial instruments and risk management

A. Adoption of SFAS 133

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." In June 2000, the FASB amended portions of SFAS 133 by issuing Statement of Financial Accounting Standards No. 138. We adopted these new standards effective January 1, 2001. Adoption of these new accounting standards resulted in cumulative after tax reductions to net income and accumulated other comprehensive income of $2 and $12, respectively, in the first quarter of 2001. The adoption also immaterially impacted both assets and liabilities recorded on the balance sheet. During 2001, we reclassified $5 of the transition adjustment from accumulated other comprehensive income to current earnings.

B. Foreign currency exchange rate risk

Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of sales made and costs incurred in foreign currencies. Movements in foreign currency rates also affect our competitive position as these changes may affect business practices and/or pricing strategies of non-U.S.-based competitors. Additionally, we have balance sheet positions denominated in foreign currency, thereby creating exposure to movements in exchange rates.

Our Machinery and Engines operations purchase, manufacture, and sell products in many locations around the world. As we have a diversified revenue and cost base, we manage our future foreign currency cash flow exposure on a net enterprise basis. We use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our Policy allows for managing anticipated foreign currency cash flow for up to four years.

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, euro, Japanese yen, Mexican peso, or Singapore dollar forward or option contracts that exceed 90 days in duration. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Engines foreign currency contracts is undesignated. Losses of $2 on the undesignated contracts were recorded in current earnings ["Other income (expense)" in Statement 1] for the year. Gains of $.3 due to changes in time and volatility value on options were excluded from effectiveness calculations and included in current earnings ["Other income (expense)"] for the year. As of December 31, 2001, $5 of deferred net gains included in equity ("Accumulated other comprehensive income" in Statement 3) is expected to be reclassified to current earnings ["Other income (expense)"] over the next 12 months. There were no circumstances where hedge treatment was discontinued during the year ended December 31, 2001.

In managing foreign currency risk for our Financial Products operations, our objective is to minimize (offset) earnings volatility resulting from conversion and the remeasurement of net foreign currency balance sheet positions. Our Policy allows the use of foreign currency forward contracts to offset the risk of currency mismatch between our receivable and debt portfolio. All such foreign currency forward contracts are undesignated. "Other income (expense)" includes gains of $43 on the undesignated contracts substantially offset by balance sheet remeasurement and conversion losses.

C. Interest rate risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Our policy is to use interest rate swap agreements and forward rate agreements to manage our exposure to interest rate changes and lower the cost of borrowed funds.

Our Machinery and Engines operations generally use fixed rate debt as a source of funding. Our objective is to minimize the cost of borrowed funds. Our policy allows us to enter fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. Gains on undesignated contracts of $.3 were recorded in current earnings ["Other income (expense)"] for the year. Gains on designated interest rate derivatives of $23 were offset by losses on hedged debt of $18 in current earnings ["Other income (expense)"] for the year. Deferred gains on liquidated fixed-to-floating interest rate swaps, which were previously designated as fair value hedges, are being amortized to earnings ratably over the remaining life of the hedged debt. Gains of $6 on the liquidated swaps were amortized to current earnings ["Other income (expense)"] for the year. We designate as cash flow hedges at inception of the contract all forward rate agreements. Designation as a hedge of the anticipated issuance of debt is performed to support hedge accounting. Machinery and Engines forward rate agreements are 100% effective. As of December 31, 2001, $.3 of deferred net gains included in equity ("Accumulated other comprehensive income") is expected to be reclassified to current earnings ["Other income (expense)"] over the next 12 months. The reclassification of the remaining deferred gain to current earnings ["Other income (expense)"] will occur over a maximum of 30 years. There were no circumstances where hedge treatment was discontinued during the year ended December 31, 2001.

Our Financial Products operations have a "match funding" objective whereby, within specified boundaries, the interest rate profile (fixed rate or floating rate) of their debt portfolio largely matches the interest rate profile of their receivable, or asset, portfolio. In connection with that objective, we use interest rate derivative instruments to modify the debt structure to match the receivable portfolio. This "match funding" reduces the risk of deteriorating margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move. We also use these instruments to gain an economic and/or competitive advantage through lower cost of borrowed funds. This is accomplished by changing the characteristics of existing debt instruments or entering into new agreements in combination with the issuance of new debt.

Our Policy allows us to issue floating-to-fixed, fixed-to-floating, and floating-to-floating interest rate swaps to meet the "match funding" objective. We designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. As Financial Products fixed-to-floating interest rate swaps are 100% effective, gains on designated interest rate derivatives of $44 were offset completely by losses on hedged debt of $44 in current earnings ["Other income (expense)"] for the year ended December 31, 2001. Financial Products policy is to designate as cash flow hedges at inception of the contract most floating-to-fixed interest rate swaps. Designation as a hedge of the variability of cash flow is performed to support hedge accounting. Losses of $1 due to ineffectiveness on floating-to-fixed interest rate swaps were included in current earnings ["Other income (expense)"] for the year ended December 31, 2001. As of December 31, 2001, $30 of deferred net losses included in equity ("Accumulated other comprehensive income") is expected to be reclassified to current earnings ("Interest expense of Financial Products" in Statement 1) over the next 12 months. There were no circumstances where hedge treatment was discontinued during the year ended December 31, 2001.

D. Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to minimize volatility in the payments we make for such commodities.

Our Machinery and Engines operations purchase aluminum, copper, and nickel embedded in the components we purchase from suppliers. Our suppliers pass on to us price changes in the commodity portion of the component cost.

Our objective is to minimize volatility in the price of these commodities. Our policy allows us to enter commodity forward and option contracts to lock in the purchase price of the commodities within a four-year horizon. All such commodity forward and option contracts are undesignated. Losses on the undesignated contracts of $8 were recorded in current earnings ["Other income (expense)"] for the year.

3. Other income (expense)

	Years ended December 31,
	2001	2000	1999
Investment and interest income	$96	$96	$74
Foreign exchange (losses) gains	(29)	(78)	9
Miscellaneous income	76	65	113

	$143	$83	$196

4. Inventories

	December 31,
	2001	2000	1999
Raw materials and work-in-process	$1,085	$1,022	$969
Finished goods	1,658	1,485	1,430
Supplies	182	185	195

	$2,925	$2,692	$2,594

5. Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 3 are net of an allowance for credit losses. The effective interest rate on these receivables is 8.7%.

Caterpillar Inc. utilizes inventory merchandising programs for its North American dealers. Certain dealer receivables, which arise from the sale of goods, are sold to Cat Financial at a discount. Some of these receivables are then securitized by Cat Financial into private-placement, revolving securitization facilities. Cat Financial services the dealer receivables, which are held in a securitization trust. Securitization of receivables is a cost-effective means of financing the business. During 2001, a consolidated net discount of $24 was recognized on the securitization of dealer receivables. Significant assumptions used to estimate the fair value of dealer receivables securitized during 2001 include a 7.2% discount rate, a one-month weighted-average maturity, a weighted-average prepayment rate of 0%, and expected credit losses of 0%.

During 2001, Cat Financial securitized retail installment sale contracts and finance leases into a public asset-backed securitization facility. These finance receivables, which are being held in a securitization trust, are secured by new and used equipment. Cat Financial retained servicing responsibilities and subordinated interests related to this securitization. Subordinated interests include $12 in subordinated certificates, an interest in certain future cash flows (excess) with an initial fair value of $20, and a reserve account with an initial fair value of $5. The company's retained interests are generally subordinate to the investors' interests. A net gain of $21 was recognized on this transaction.

Significant assumptions used to estimate the fair value of the subordinated certificates in this transaction include a 6.31% discount rate, a weighted-average prepayment rate of 14%, and expected credit losses of 0.55%. Significant assumptions used to estimate the fair value of the excess and the reserve account in this transaction include a 13.61% discount rate, a weighted-average prepayment rate of 14%, and expected credit losses of 0.55%. The company receives annual servicing fees of approximately 1% of unpaid note value.

During 2001, Cat Financial serviced installment sale contracts and finance lease contracts that they securitized. Cat Financial receives a servicing fee of 1% of the average outstanding principal balance. As of December 31, 2001, Cat Financial's retained interests in these securitizations totaled $51. Key assumptions used to initially determine the fair value of the retained interests included cash flow discount rates on subordinate tranches of 6.31%-6.90%, a cash flow discount rate on other retained interests of 13.61%, a weighted-average maturity of 41 months, average prepayment rates of 14%, and expected credit losses of .48%-.55%.

The investors and the securitization trusts have no recourse to Cat Financial's other assets for failure of debtors to pay when due.

Cash flow in 2001 related to the above securitizations consisted of:

	Dealer Receivables	Finance Receivables
Proceeds from receivables initially securitized	$—	$630
Proceeds from subsequent securitization of receivables into revolving facility	$2,477	$—
Servicing fees received	$5	$6

Characteristics of the dealer receivables and finance receivables securitizations as of and for the year ended December 31, 2001 were:

	Dealer Receivables	Finance Receivables
Total securitized principal balance	$500	$615
Average securitized principal balance	$504	$836
Loans more than 30 days past due	$—	$31
Net credit losses	$—	$3
Weighted average maturity (in months)	1	26

We estimated the impact of individual 10% and 20% changes to the key economic assumptions used to determine the fair value of residual cash flow in retained interests on our income. An independent, adverse change to each key assumption had an immaterial impact on the fair value of residual cash flow.

Please refer to Table I below for additional finance receivables information and Note 16 and Table IV on Page A-18 for fair value information.

TABLE I—Finance Receivables Information

Contractual maturities of outstanding receivables:

	December 31, 2001
Amounts Due In	Installment Contracts	Financing Leases	Notes	Total
2002	$1,473	$1,478	$2,556	$5,507
2003	998	981	895	2,874
2004	553	594	656	1,803
2005	238	275	299	812
2006	74	114	198	386
Thereafter	7	164	560	731

	3,343	3,606	5,164	12,113
Residual value	—	954	—	954
Less: Unearned income	233	514	27	774

Total	$3,110	$4,046	$5,137	$12,293

Impaired loans and leases:

	2001	2000	1999
Average recorded investment	$323	$144	$106

At December 31:
Recorded investment	$259	$265	$95
Less: Fair value of underlying collateral	167	198	41

Potential loss	$92	$67	$54

Allowance for credit loss activity:

	2001	2000	1999
Balance at beginning of year	$163	$134	$110
Provision for credit losses	97	62	60
Less: Net credit losses	72	28	31
Less: Other—net	11	5	5

Balance at end of year	$177	$163	$134

Cat Financial's net investment in financing leases:

	December 31,
	2001	2000	1999
Total minimum lease payments receivable	$3,606	$3,477	$3,493
Estimated residual value of leased assets:
Guaranteed	272	283	261
Unguaranteed	682	713	718

	4,560	4,473	4,472
Less: Unearned income	514	517	544

Net investment in financing leases	$4,046	$3,956	$3,928

6. Income taxes

The components of profit before taxes were:

	Years ended December 31,
	2001	2000	1999
U.S.	$741	$1,083	$1,050
Non-U.S.	428	445	371

	$1,169	$1,528	$1,421

The components of the provision for income taxes were:

	Years ended December 31,
	2001	2000	1999
Current tax provision:
U.S. Federal	$150	$177	$179
Non-U.S.	174	196	190
State (U.S.)	11	14	21

	$335	$387	$390

Deferred tax provision (credit):
U.S. Federal	65	83	81
Non-U.S.	(34)	(35)	(25)
State (U.S.)	1	12	9

	32	60	65

Total provision	$367	$447	$455

Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,
	2001	2000	1999
U.S. statutory rate	35.0%	35.0%	35.0%
(Decreases) increases in taxes resulting from:
Net operating loss carryforwards	—	—	(0.4)%
Benefit of Foreign Sales Corporation	(4.9)%	(3.8)%	(4.4)%
Release valuation allowance	—	(2.6)%	—
Non-U.S. subsidiaries taxed at other than 35%	(0.1)%	1.6%	1.9%
Other—net	1.4%	(0.8)%	(0.1)%

Provision for income taxes	31.4%	29.4%	32.0%

We paid income taxes of $379, $359, and $306 in 2001, 2000, and 1999, respectively.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered permanently invested. Determination of the amount of unrecognized deferred tax liability related to permanently invested profits is not feasible.

Deferred tax assets and liabilities:

	December 31,
	2001	2000	1999
Deferred tax assets:
Postemployment benefits other than pensions	$1,112	$1,052	$1,044
Warranty reserves	186	191	237
Unrealized profit excluded from inventories	212	176	167
Net operating loss carryforwards	217	198	170
Inventory valuation method	54	71	93
Other	280	248	205

	2,061	1,936	1,916

Deferred tax liabilities:
Capital assets	(523)	(426)	(383)
Pension	(182)	(202)	(138)

	(705)	(628)	(521)

Valuation allowance for deferred tax assets	(37)	(45)	(72)

Deferred taxes—net	$1,319	$1,263	$1,323

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets. Circumstances could change in the future which would allow us to reduce the remaining valuation allowance and recognize additional net deferred tax assets.

In 2000, circumstances changed at our Brazilian subsidiary that allowed us to reduce the valuation allowance and recognize additional net deferred tax assets.

As of December 31, 2001 amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

2002	2003	2004	2005	2006	2007	2008	Unlimited	Total
$6	$12	$13	$73	$77	$5	—	$592	$778

7. Operating leases

We lease certain computer and communications equipment, transportation equipment, and other property through operating leases. Total rental expense for operating leases was $256, $267, and $246 for 2001, 2000, and 1999, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
2002	2003	2004	2005	2006	After 2006	Total
$187	$148	$106	$73	$58	$332	$904

8. Postemployment benefit plans

A. Pension plans

We have both U.S. and non-U.S. pension plans covering substantially all of our employees. The defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement.

Please refer to Table II on Page A-14 for additional financial information.

B. Other postretirement benefit plans

We have defined-benefit retirement health care and life insurance plans for substantially all of our U.S. employees.

Please refer to Table II on Page A-14 for additional financial information.

C. Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefits insurance, and supplemental unemployment benefits to substantially all eligible U.S. employees.

D. Summary of long-term liability:

	December 31,
	2001	2000	1999
Pensions	$453	$3	$3
Postretirement benefits other than pensions	2,578	2,441	2,465
Other postemployment benefits	72	70	68

	$3,103	$2,514	$2,536

TABLE II—Financial Information Related to Pension and Other Postretirement Benefit Plans

	Pension Benefits			Other Postretirement Benefits
	2001	2000	1999	2001	2000	1999
Change in benefit obligation:
Benefit obligation, January 1	$8,089	$7,736	$8,034	$3,869	$3,821	$4,020
Service cost	134	131	147	72	71	93
Interest cost	581	552	514	289	292	270
Business combinations	2	—	4	—	—	—
Plan amendments	4	2	15	16	—	—
Actuarial losses (gains)	372	387	(408)	528	(65)	(329)
Foreign currency exchange rates	21	(145)	(52)	2	—	—
Participant contributions	9	11	13	4	3	—
Benefits paid	(601)	(585)	(531)	(266)	(253)	(233)

Benefit obligation, December 31	$8,611	$8,089	$7,736	$4,514	$3,869	$3,821

Change in plan assets:
Fair value of plan assets, January 1	$9,490	$9,700	$8,756	$1,324	$1,291	$1,098
Actual return on plan assets	(447)	477	1,416	(71)	22	183
Business combinations	2	—	6	—	—	—
Foreign currency exchange rate changes	12	(160)	(44)	—	—	—
Voluntary employer contributions	—	—	—	—	—	—
Participant contributions	9	11	13	4	3	—
Benefits paid	(601)	(585)	(531)	(266)	(247)	(228)
Employer funding of benefits paid	16	47	84	118	255	238

Fair value of plan assets, December 31	$8,481	$9,490	$9,700	$1,109	$1,324	$1,291

Over (under) funded, December 31	$(129)	$1,401	$1,964	$(3,405)	$(2,545)	$(2,530)
Unrecognized prior service cost	363	412	491	167	171	189
Unrecognized net actuarial (gain) loss	515	(1,241)	(2,078)	413	(317)	(355)
Unrecognized net obligation (asset) existing at adoption of SFAS 87	7	5	(18)	—	—	—
Contributions made after measurement date	4	—	—	17	—	—

Net amount recognized in financial position	$760	$577	$359	$(2,808)	$(2,691)	$(2,696)

Components of net amount recognized in financial position:
Prepaid benefit costs	$1,052	$901	$731	$—	$—	$—
Accrued benefit liabilities	(292)	(324)	(372)	(2,808)	(2,691)	(2,696)
Intangible assets	210	1	—	—	—	—
Adjustment for minimum pension liability	(453)	(3)	(3)	—	—	—
Accumulated other comprehensive income	243	2	3	—	—	—

Net asset (liability) recognized	$760	$577	$359	$(2,808)	$(2,691)	$(2,696)

Components of net periodic benefit cost:
Service cost	$134	$131	$147	$72	$71	$93
Interest cost	581	552	514	289	292	270
Expected return on plan assets	(896)	(854)	(798)	(136)	(123)	(107)
Amortization of:
Net asset existing at adoption of SFAS 87	(1)	(23)	(23)	—	—	—
Prior service cost(1)	54	76	101	21	19	19
Net actuarial (gain) loss	(35)	(62)	(26)	(9)	—	1

Total (benefit) cost included in results of operations	$(163)	$(180)	$(85)	$237	$259	$276

Rate assumptions:
Assumed discount rate(2)	7.0%	7.5%	7.4%	7.3%	7.8%	7.8%
Expected rate of compensation increase(2)	3.9%	4.0%	4.0%	4.0%	4.0%	4.0%
Expected long-term rate of return on plan assets(3)	9.7%	9.7%	9.6%	10.0%	10.0%	10.0%

For measurement purposes, a 10.6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. This rate was assumed to decrease gradually to 4.5% for 2009.

(1)
Prior service costs are amortized using the straight-line method. For our pension plans, the straight-line method is used over the average remaining service period of employees expected to receive benefits from the plan amendment. For our other postretirement benefit plans, the straight-line method is used over the average remaining service period of employees affected by the plan amendment.

(2)
Weighted-average rates as of December 31.

(3)
Weighted-average rates used in determining consolidated expense. The weighted-average rates for 2002 are 9.5% and 9.8% for pension and postretirement benefits, respectively.

Effects of a one-percentage-point change in the assumed health care cost trend rates for 2001:

	One-percentage- point increase	One-percentage- point decrease
Approximate effect on the total of service and interest cost components of other postretirement benefit cost	$34	$(28)
Approximate effect on accumulated postretirement benefit obligation	$439	$(366)

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	At December 31,
	2001	2000	1999
Accumulated benefit obligation	$(4,098)	$(2,937)	$(84)
Projected benefit obligation	$(4,214)	$(2,943)	$(92)
Fair value of plan assets	$3,477	$2,833	$12

9. Property, plant, and equipment

	December 31,
	2001	2000	1999
Land—at original cost	$149	$143	$141
Buildings and land improvements	3,077	3,016	3,063
Machinery, equipment, and other	6,658	6,674	6,375
Equipment leased to others	2,270	1,771	1,288
Construction-in-process	636	312	304

	12,790	11,916	11,171
Less: Accumulated depreciation	6,187	5,965	5,791

Property, plant, and equipment—net	$6,603	$5,951	$5,380

We had commitments for the purchase or construction of capital assets of approximately $260 at December 31, 2001.

Assets recorded under capital leases(1):

	December 31,
	2001	2000	1999
Gross capital leases(2)	$444	$622	$688
Less: Accumulated depreciation	318	483	529

Net capital leases	$126	$139	$159

(1)
Included in Property, plant, and equipment table above.

(2)
Consists primarily of machinery and equipment.

Equipment leased to others (primarily by Financial Products):

	December 31,
	2001	2000	1999
Equipment leased to others—at original cost	$2,270	$1,771	$1,288
Less: Accumulated depreciation	629	479	408

Equipment leased to others—net	$1,641	$1,292	$880

Scheduled minimum rental payments to be received for equipment leased to others:

December 31,
2002	2003	2004	2005	2006	After 2006
$380	$267	$156	$73	$23	$9

10. Unconsolidated affiliated companies

The company's investment in affiliated companies accounted for by the equity method consists primarily of a 50% interest in Shin Caterpillar Mitsubishi Ltd. located in Japan. Combined financial information of the unconsolidated affiliated companies, accounted for by the equity method (generally on a three month lag), was as follows:

	Years ended September 30,
	2001	2000	1999
Results of Operations:
Sales	$2,493	$2,773	$2,814
Cost of Sales	1,971	2,220	2,247

Gross Margin	522	553	567

Profit (Loss)	$9	$(56)	$(37)

	September 30,
	2001	2000	1999
Financial Position:
Assets:
Current assets	$1,451	$1,583	$1,641
Property, plant, and equipment—net	986	1,000	978
Other assets	290	352	415

	2,727	2,935	3,034

Liabilities:
Current liabilities	1,257	1,284	1,306
Long-term debt due after one year	414	557	512
Other liabilities	281	253	318

	1,952	2,094	2,136

Ownership	$775	$841	$898

At December 31, 2001, consolidated "Profit employed in the business" in Statement 2 included $87 representing undistributed profit of the unconsolidated affiliated companies. In 2001, 2000, and 1999, we received $4, $4, and $8, respectively, in dividends from unconsolidated affiliated companies.

Through June 1999, our investment in FG Wilson was accounted for using the equity method and reported as an unconsolidated affiliated company. In June 1999, we acquired the remaining interest in FG Wilson. Beginning in July 1999, all elements of its financial reporting are included in the appropriate lines of the consolidated financial statements.

Certain investments in unconsolidated affiliated companies are accounted for using the cost method. During the first quarter of 2001, Cat Financial invested for a limited partnership interest in a venture financing structure associated with Caterpillar's rental strategy in the United Kingdom.

11. Credit commitments

	December 31, 2001
	Consolidated		Machinery and Engines		Financial Products
Credit lines available:
Global credit facility	$4,250	(1)	$4,250	(1)	$3,650	(1)
Other external	970		436		534
Intercompany	—		500	(2)	821	(2)

Total credit lines available	5,220		5,186		5,005
Utilized credit	345		219		126

Unused credit	$4,875		$4,967		$4,879

(1)
A global credit facility of $4,250 is available to both Machinery and Engines and Financial Products (Cat Financial) to support commercial paper programs. Cat Financial may use up to 90% of the available facility subject to a maximum debt to equity and a minimum interest coverage ratio. Machinery and Engines may use up to 100% of the available facility subject to a minimum level of net worth. Based on these restrictions, and the allocation decisions of available credit made by management, the facility available to Cat Financial at December 31, 2001 was $3,650. The facility is comprised of two components of equal amounts expiring in September 2002 and September 2006.

(2)
Represents variable lending agreements between Caterpillar Inc. and Cat Financial.

Based on long-term credit agreements, $1,885, $2,732, and $2,244 of commercial paper outstanding at December 31, 2001, 2000, and 1999, respectively, was classified as long-term debt due after one year.

12. Short-term borrowings

	December 31,
	2001	2000	1999
Machinery and Engines:
Notes payable to banks	$219	$104	$51
Commercial paper	—	237	—
Other	—	28	—

	219	369	51
Financial Products:
Notes payable to banks	126	92	88
Commercial paper	1,715	400	534
Other	323	427	408

	2,164	919	1,030
Less: Intercompany borrowings	203	317	311

Total short-term borrowings	$2,180	$971	$770

The weighted average interest rates on external short-term borrowings outstanding were:

	December 31,
	2001	2000	1999
Notes payable to banks	5.6%	6.9%	5.3%
Commercial paper	2.0%	5.9%	5.5%
Other	3.4%	6.8%	5.8%

Please refer to Note 16 and Table IV on Page A-18 for fair value information on short-term borrowings.

13. Long-term debt

	December 31,
	2001	2000	1999
Machinery and Engines:
Notes—9.375% due 2001	$—	$—	$184
Notes—6.000% due 2003	253	252	252
Notes—6.550% due 2011	249	—	—
Debentures—9.000% due 2006	211	203	203
Debentures—6.000% due 2007	180	162	154
Debentures—7.250% due 2009	321	300	300
Debentures—9.375% due 2011	123	123	123
Debentures—9.750% due 2000-2019	—	139	184
Debentures—9.375% due 2021	236	236	236
Debentures—8.000% due 2023	199	199	199
Debentures—6.625% due 2028	299	299	299
Debentures—7.300% due 2031	348	—	—
Debentures—7.375% due 2097	297	297	297
Medium-term notes	26	96	96
Capital lease obligations	467	474	508
Commercial paper supported by revolving credit agreements (Note 11)	130	—	—
Other	153	74	64

Total Machinery and Engines	3,492	2,854	3,099
Financial Products:
Commercial paper supported by revolving credit agreements (Note 11)	1,755	2,732	2,244
Medium-term notes	6,003	5,687	4,524
Other	41	61	61

Total Financial Products	7,799	8,480	6,829

Total long-term debt due after one year	$11,291	$11,334	$9,928

Other than the debt of the Financial Products subsidiaries, all outstanding notes and debentures itemized above are unsecured direct obligations of Caterpillar Inc. The capital lease obligations are collateralized by leased manufacturing equipment and/or security deposits.

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

We may redeem the 6.55% notes and the 7.25%, 6.625%, 7.3%, and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

The medium-term notes are offered on a continuous basis through agents and are primarily at fixed rates. Machinery and Engines medium-term notes have maturities from nine months to 30 years. At December 31, 2001, these notes had a weighted average interest rate of 8.1% with two to three years remaining to maturity. Financial Products medium-term notes have a weighted average interest rate of 5.4% with remaining maturities up to 15 years at December 31, 2001.

The aggregate amounts of maturities of long-term debt during each of the years 2002 through 2006, including amounts due within one year and classified as current, are:

	December 31,
	2002	2003	2004	2005	2006
Machinery and Engines	$73	$277	$47	$18	$353
Financial Products	3,058	3,141	812	406	2,581

	$3,131	$3,418	$859	$424	$2,934

Interest paid on short-term and long-term borrowings for 2001, 2000, and 1999 was $1,009, $930, and $796, respectively.

Please refer to Note 16 and Table IV on Page A-18 for fair value information on long-term debt.

14. Capital stock

A. Stock options

In 1996, stockholders approved a plan providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. This plan reserves 24,000,000 shares of common stock for issuance. Options vest at the rate of one-third per year over the three year period following the date of grant, and have a maximum term of 10 years. Common shares issued under stock options, including treasury shares reissued, totaled 693,444, 346,333, and 1,449,797, in 2001, 2000, and 1999, respectively.

Our plan grants options which have exercise prices equal to the average market price on the date of grant. We account for our stock options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is recognized in association with these options. As required by Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," a summary of the pro forma net income and profit per share amounts is shown in Table III on Page A-17. Consistent with the requirements of SFAS 123, compensation expense related to grants made prior to 1995 has not been taken into consideration. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model.

Please refer to Table III on Page A-17 for additional financial information on our stock options.

B. Restricted stock

The 1996 Stock Option and Long-Term Incentive Plan permits the award of restricted stock to officers and other key employees, as well as non-employee directors. During 2001, 143,686 shares of restricted stock were awarded to officers and other key employees as Performance Awards, and 9,750 shares of restricted stock were granted to non-employee directors.

C. Stockholders' rights plan

We are authorized to issue 5,000,000 shares of preferred stock, of which 2,000,000 shares have been designated as Series A Junior Participating Preferred Stock of $1 par value. None of the preferred shares have been issued.

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

TABLE III—Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

	2001		2000		1999
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Fixed Options:
Outstanding at beginning of year	26,336,074	$44.49	20,404,176	$45.90	18,439,777	$38.50
Granted to officers and key employees	7,512,206	$53.53	6,621,858	$38.41	4,937,132	$62.34
Granted to outside directors	52,000	$45.51	44,000	$43.75	52,000	$57.56
Exercised	(1,273,361)	$23.64	(543,090)	$19.49	(2,752,448)	$25.20
Lapsed	(331,689)	$47.13	(190,870)	$55.17	(272,285)	$54.39

Outstanding at end of year	32,295,230	$47.34	26,336,074	$44.49	20,404,176	$45.90

Options exercisable at year-end	19,062,802	$45.74	15,214,347	$42.47	11,655,668	$36.12
Weighted-average fair value of options granted during the year	$14.56		$10.92		$16.45

Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Exercise Prices	# Outstanding at 12/31/01	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/01	Weighted-Average Exercise Price
$11.78-$16.44	487,820	0.5	$14.93	487,820	$14.93
$18.77-$26.77	1,413,685	2.1	$24.52	1,413,685	$24.52
$27.91-$39.19	10,411,671	6.7	$35.85	6,215,921	$34.13
$43.75-$62.34	19,982,054	7.6	$55.74	10,945,376	$56.45

	32,295,230	7.0	$47.34	19,062,802	$45.74

SFAS 123 pro forma net income and earnings per share:

	Years ended December 31,
	2001	2000	1999
Net Income:
As reported	$805	$1,053	$946
Pro forma	$748	$1,008	$910
Profit per share of common stock:
As reported:
Basic	$2.35	$3.04	$2.66
Assuming dilution	$2.32	$3.02	$2.63
Pro forma:
Basic	$2.18	$2.91	$2.56
Assuming dilution	$2.17	$2.90	$2.55

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year
	2001	2000	1999
Dividend yield	2.49%	2.11%	2.07%
Expected volatility	30.1%	26.4%	24.4%
Risk-free interest rates	4.88%	6.20%	5.80%
Expected lives	5 years	5 years	5 years

15. Profit per share

Stock options to purchase 19,886,054, 12,636,262, and 12,953,783 shares of common stock at a weighted-average price of $55.79, $57.14, and $56.99 were outstanding during 2001, 2000, and 1999, respectively, but were not included in the computation of diluted profit per share, because the options' exercise price was greater than the average market price of the common shares.

16. Fair values of financial instruments

We used the following methods and assumptions to estimate the fair value of our financial instruments:

Cash and short-term investments—carrying amount approximated fair value.

Long-term investments (other than investments in unconsolidated affiliated companies)—fair value was estimated based on quoted market prices.

Foreign currency forward and option contracts—fair value of forward contracts was determined by discounting the future cash flow resulting from the differential between the contract price and the forward rate. Fair value of option contracts was determined by using the Black-Scholes model.

Finance receivables—fair value was estimated by discounting the future cash flow using current rates, representative of receivables with similar remaining maturities. Historical bad debt experience was also considered.

Short-term borrowings—carrying amount approximated fair value.

Long-term debt—for Machinery and Engines notes and debentures, fair value was estimated based on quoted market prices. For Financial Products, fair value was estimated by discounting the future cash flow using our current borrowing rates for similar types and maturities of debt, except for floating rate notes and commercial paper supported by revolving credit agreements for which the carrying amounts were considered a reasonable estimate of fair value.

Interest rate swaps—fair value was estimated based on the amount that we would receive or pay to terminate our agreements as of year end.

Please refer to Table IV below for the fair values of our financial instruments.

TABLE IV—Fair Values of Financial Instruments

	2001		2000		1999
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference #
Asset (Liability) At December 31
Cash and short-term investments	$400	$400	$334	$334	$548	$548	Statement 3, Note 17
Long-term investments	791	791	741	741	667	667	Note 17
Foreign currency contracts	2	2	(30)	(34)	69	82	Note 2
Finance receivables—net (excluding operating and finance type leases and currency forward contracts (1))	11,152	11,162	10,465	10,557	8,774	8,753	Note 5
Short-term borrowings	(2,180)	(2,180)	(971)	(971)	(770)	(770)	Note 12
Long-term debt (including amounts due within one year)
Machinery and Engines	(3,565)	(3,749)	(3,058)	(3,198)	(3,266)	(3,285)	Note 13
Financial Products	(10,857)	(10,976)	(11,038)	(11,154)	(9,766)	(9,688)	Note 13
Interest rate swaps
Machinery and Engines—
in a net receivable position	—	—	—	25	2	1	Note 2
in a net payable position	—	—	(1)	—	(8)	(24)	Note 2
Financial Products—
in a net receivable position	58	58	8	27	22	29	Note 2
in a net payable position	(71)	(71)	—	(25)	(1)	(7)	Note 2
(1)
Excluded items have a net carrying value at December 31, 2001, 2000, and 1999 of $964, $1,101, and $1,020, respectively.

17. Concentration of credit risk

Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term investments. Additionally, to a lesser extent, we have a potential credit risk associated with counterparties to derivative contracts.

Trade receivables are primarily short-term receivables from independently owned and operated dealers which arise in the normal course of business. We perform regular credit evaluations of our dealers. Collateral generally is not required, and the majority of our trade receivables are unsecured. We do, however, when deemed necessary, make use of various devices such as security agreements and letters of credit to protect our interests. No single dealer represents a significant concentration of credit risk.

Finance receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. Receivables from customers in construction-related industries made up approximately one-third of total finance receivables at December 31, 2001, 2000, and 1999. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments are comprised of investments which collateralize capital lease obligations (see Note 13 on Page A-16) and investments of Caterpillar Insurance Holdings, Inc. supporting insurance reserve requirements.

Outstanding derivative instruments, with notional amounts totaling $5,872, $6,794, and $7,795, and terms generally ranging up to five years, were held at December 31, 2001, 2000, and 1999, respectively. Collateral is not required of the counterparties or of our company. We do not anticipate non-performance by any of the counterparties. Our exposure to credit loss in the event of non-performance by the counterparties is limited to only those gains that we have recorded, but have not yet received, cash payment. At December 31, 2001, 2000, and 1999, the exposure to credit loss was $80, $30, and $75, respectively.

Please refer to Note 16 and Table IV on Page A-18 for fair value information.

18. Environmental and legal matters

The company is regulated by federal, state, and international environmental laws governing our use of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

We are cleaning up hazardous waste at a number of locations, often with other companies, pursuant to federal and state laws. When it is likely we will pay clean-up costs at a site and those costs can be estimated, the costs are charged against our earnings. In making that estimate, we do not consider amounts expected to be recovered from insurance companies and others.

The amount set aside for environmental cleanup is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five of these sites, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency (EPA), the company is required to meet certain emission standards by October 2002. The Consent Decree provides for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties on those engines. The EPA currently is in the process of setting these non-conformance penalties. If Caterpillar must pay non-conformance penalties, our results could be negatively impacted, but not materially in 2002.

On January 16, 2002, Caterpillar commenced an action against Navistar International Transportation Corporation and International Truck & Engine Corporation (Navistar). Caterpillar seeks a declaratory judgment upholding a long-term purchase contract plus damages arising from Navistar's alleged breach of contract. On January 17, 2002, Navistar commenced an action against Caterpillar that alleges we breached various aspects of the long-term purchase contract. We believe Navistar's claims are without merit, and resolution of these matters will not have a material impact on our financial statements.

19. Segment information

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

Caterpillar is a highly integrated company. The majority of our profit centers are product focused. They are primarily responsible for the design, manufacture, and ongoing support of their products. However, some of these product-focused profit centers also have marketing responsibilities. We also have geographically-based profit centers that are primarily focused on marketing. However, most of these profit centers also have some manufacturing responsibilities. One of our profit centers provides various financial services to our customers and dealers. The service center divisions perform corporate functions and provide centralized services.

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

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose GAAP-based financial results for our three lines of business (Machinery, Engines, and Financial Products) in our Management's Discussion and Analysis beginning on Page A-25.

B. Description of segments

The profit center divisions meet the SFAS 131 definition of "operating segments;" however, the service center divisions do not. Several of the profit centers have similar characteristics and have been aggregated. The following is a brief description of our seven reportable segments and the business activities included in the "All other" category.

Asia/Pacific Marketing: Primarily responsible for marketing products through dealers in Australia, Asia (excluding Japan), and the Pacific Rim. Also includes the regional manufacturing of some products which are also produced by Construction & Mining Products.

Construction & Mining Products: Primarily responsible for the design, manufacture, and ongoing support of small, medium, and large machinery used in a variety of construction and mining applications. Also includes the design, manufacture, procurement, and marketing of components and control systems that are consumed primarily in the manufacturing of our machinery.

EAME Marketing: Primarily responsible for marketing products through dealers in Europe, Africa, the Middle East, and the Commonwealth of Independent States. Also includes the regional manufacturing of some products which are also produced by Construction & Mining Products and Power Products.

Finance & Insurance Services: Provides financing to customers and dealers for the purchase and lease of Caterpillar and non-competitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

Latin America Marketing: Primarily responsible for marketing products through dealers in Latin America. Also includes the regional manufacturing of some products that are also produced by Construction & Mining Products and Power Products.

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

North America Marketing: Primarily responsible for marketing products (excluding Power Products) through dealers in the United States and Canada.

All other: Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; the design, manufacture, and ongoing support of agricultural machinery and paving products; logistics services for other companies; service tools for Caterpillar dealers; preventive maintenance products (filters and fluids); and the remanufacture of Caterpillar engines and components.

C. Segment measurement and reconciliations

Please refer to Table V on Pages A-21 and A-22 for financial information regarding our segments. There are several accounting differences between our segment reporting and our GAAP-based external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. The following is a list of the more significant accounting differences:

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

  •
  Interest expense is imputed (i.e., charged) to profit centers based on their level of accountable assets. This calculation takes into consideration the corporate debt to debt-plus-equity ratio and a weighted-average corporate interest rate.

  •
  In general, foreign currency fluctuations are neutralized for segment reporting.

  •
  Accountable profit is determined on a pretax basis.

Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table V on Pages A-21 and A-22 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

  •
  Corporate costs: Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

  •
  Methodology differences: See previous discussion of significant accounting differences between segment reporting and consolidated, external reporting.

  •
  Methodology changes in segment reporting: Estimated restatements of prior periods to reflect changes in our internal-reporting methodology.

TABLE V—Segment Information (unaudited)

Business Segments:

	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Financing & Insurance Services	Latin America Marketing	Power Products	North America Marketing	All Other	Total
2001
External sales and revenues	$1,411	222	3,403	1,717	1,479	5,334	5,878	1,238	$20,682
Intersegment sales and revenues	$12	7,330	669	1	145	4,777	219	1,842	$14,995
Total sales and revenues	$1,423	7,552	4,072	1,718	1,624	10,111	6,097	3,080	$35,677
Depreciation and amortization	$11	213	60	315	25	359	—	73	$1,056
Imputed interest expense	$13	70	29	673	8	115	61	66	$1,035
Accountable profit (loss)	$18	526	164	334	59	195	54	248	$1,598
Accountable assets at Dec. 31	$413	2,432	896	15,439	574	3,907	1,368	2,462	$27,491
Capital Expenditures	$9	271	61	858	20	337	—	93	$1,649
2000
External sales and revenues	$1,380	222	3,330	1,527	1,276	5,736	5,861	1,039	$20,371
Intersegment sales and revenues	$7	7,255	744	—	124	4,847	173	1,886	$15,036
Total sales and revenues	$1,387	7,477	4,074	1,527	1,400	10,583	6,034	2,925	$35,407
Depreciation and amortization	$9	210	61	237	27	338	—	69	$951
Imputed interest expense	$9	60	29	703	10	100	88	65	$1,064
Accountable profit (loss)	$39	646	195	253	30	487	82	203	$1,935
Accountable assets at Dec. 31	$373	2,229	967	14,185	580	3,810	1,739	2,383	$26,266
Capital Expenditures	$7	190	67	659	24	261	1	79	$1,288
1999
External sales and revenues	$1,337	170	3,134	1,397	1,229	5,648	5,941	1,000	$19,856
Intersegment sales and revenues	$4	6,882	727	10	84	4,545	179	1,810	$14,241
Total sales and revenues	$1,341	7,052	3,861	1,407	1,313	10,193	6,120	2,810	$34,097
Depreciation and amortization	$8	215	62	194	28	327	—	65	$899
Imputed interest expense	$15	66	27	569	5	108	39	65	$894
Accountable profit (loss)	$46	602	149	207	68	347	31	160	$1,610
Accountable assets at Dec. 31	$365	2,227	917	12,776	546	3,923	852	2,302	$23,908
Capital Expenditures	$23	216	78	431	20	316	2	79	$1,165

Reconciliations:

	2001	2000	1999
Sales & Revenues
Total external sales and revenues from business segments	$20,682	$20,371	$19,856
Other	(232)	(196)	(154)

Total consolidated sales and revenues	$20,450	$20,175	$19,702

Profit before taxes
Total accountable profit from business segments	$1,598	$1,935	$1,610
Corporate costs	(444)*	(232)	(218)
Methodology differences	(48)	(252)	(29)
Other	63	77	58

Total consolidated profit before taxes	$1,169	$1,528	$1,421

*
Includes $(153) of nonrecurring charges. See Note 23 on Page A-22.

Enterprise-Wide Disclosures:

External sales and revenues from products and services:

	2001	2000	1999
Machinery	$12,158	$11,857	$11,705
Engines	6,869	7,056	6,854
Financial Products	1,423	1,262	1,143

Total consolidated	$20,450	$20,175	$19,702

	December 31,
	2001	2000	1999
Assets
Total accountable assets from business segments	$27,491	$26,266	$23,908
Items not included in segment assets:
Deferred income taxes & prepaids	2,572	2,323	2,107
Intangible assets & other assets	1,977	1,757	1,748
Investments in affiliated companies	677	450	452
Cash and short-term investments	400	334	548
Service center assets	637	453	442
Liabilities included in segment assets	853	696	558
Inventory methodology differences	(1,571)	(1,653)	(1,679)
Intercompany trade receivables double counted in segment assets	(1,757)	(1,790)	(958)
Other	(622)	(372)	(415)

Total consolidated assets	$30,657	$28,464	$26,711

Information about Geographic Areas:

	Sales & Revenues(1)			Net property, plant, and equipment
				December 31,
	2001	2000	1999	2001		2000		1999
Inside United States	$10,033	$10,076	$10,171	$4,351		$3,854		$3,397
Outside United States	10,417	10,099	9,531	2,252	(2)	2,097	(2)	1,983	(2)

Total	$20,450	$20,175	$19,702	$6,603		$5,951		$5,380

(1)
Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.

(2)
Amount includes $681, $628, and $614 of net property, plant, and equipment located in the United Kingdom as of December 31, 2001, 2000, and 1999, respectively.

20. Selected quarterly financial results (unaudited)

	2001 Quarter
	1st	2nd	3rd	4th
Sales and revenues	$4,810	$5,488	$5,056	$5,096
Less: Revenues	349	356	357	361

Sales	4,461	5,132	4,699	4,735
Cost of goods sold	3,462	3,955	3,669	3,666

Gross margin	999	1,177	1,030	1,069
Profit	162	271	205	167
Profit per common share	$.47	$.79	$.60	$.49
Profit per common share—diluted	$.47	$.78	$.59	$.48
	2000 Quarter
	1st	2nd	3rd	4th
Sales and revenues	$4,919	$5,363	$4,779	$5,114
Less: Revenues	294	307	327	334

Sales	4,625	5,056	4,452	4,780
Cost of goods sold	3,558	3,840	3,471	3,628

Gross margin	1,067	1,216	981	1,152
Profit	258	315	216	264
Profit per common share	$.73	$.91	$.63	$.77
Profit per common share—diluted	$.73	$.90	$.62	$.76

21. Available-for-sale securities

Caterpillar Insurance Holdings, Inc. had investments in certain debt and equity securities at December 31, 2001 that have been classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115) and recorded at fair value based upon quoted market prices. Gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity ("Accumulated other comprehensive income" in Statement 3). Realized gains and losses on sales of investments are determined using the average cost method for debt instruments and the FIFO method for equity securities.

	December 31, 2001
	Cost Basis	Net Gains/Losses	Fair Value
Government debt	$80	$—	$80
Corporate bonds	157	1	158
Equity securities	200	(40)	160

	$437	$(39)	$398

The fair value of the available-for-sale debt securities, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

Fair Value
Due in one year or less	$10
Due after one year through five years	$96
Due after five years through ten years	$65
Due after ten years	$67

Proceeds from sales of investments in debt and equity securities during 2001 were $246. Gross gains of $2 and gross losses of $5 have been included in current earnings as a result of these sales.

22. Alliances and acquisitions

In the fourth quarter of 2001, we entered a software alliance with Ford Motor Company to develop a world-class logistics information system to increase the speed at which service repair parts are delivered to market.

During the second quarter of 1999, we acquired the remaining 51% interest in FG Wilson, a leading packager of diesel-powered generator sets.

23. Nonrecurring charges

In the fourth quarter of 2001, we recorded nonrecurring charges totaling $153 on a pretax basis.

In December 2001, Caterpillar Inc. signed an agreement with AGCO to sell the design, assembly and marketing of the new MT Series of Caterpillar's Challenger high-tech farm tractors during the first quarter of 2002. The assets associated with this sale had a book value of $52. These assets, which are held in our All Other segment, have been written down to $20. The $32 pretax loss on assets associated with this sale is reflected in the "Other operating expenses" line of Statement 1. An additional pretax charge of $49 for other costs required by the terms of the sales contract was recorded in the "Other operating expenses" line of Statement 1.

In December 2001, Caterpillar Inc. announced plans to cease production of diesel engines at the Perkins Engines Shrewsbury, England plant by the end of 2002. Production will be reallocated to other Caterpillar engine facilities to better leverage technology and capacity. The book value of assets at the plant was $31. These assets, which are held in our Power Products segment, have been written down to $15. The $16 pretax loss on assets is reflected in the "Other operating expenses" line of Statement 1. An additional pretax charge of $4 for future expenditures associated with ceasing diesel engine production at Shrewsbury was recorded in the "Other operating expenses" line of Statement 1.

In December 2001, Caterpillar Inc. announced plans to reduce worldwide employment at selected locations in order to reduce costs and improve efficiencies. Approximately 495 of the reduction will result from the closing of the Perkins Engines Shrewsbury plant. Another 433 will come from salaried and management reductions in the United States in the first half of 2002. A pretax charge of $44 for future expenditures associated with these separations was recorded in the "Other operating expenses" line of Statement 1.

Other pretax impairment charges of $8 were taken on two manufacturing buildings in the fourth quarter of 2001. These charges are reflected in the "Other operating expenses" line of Statement 1.

Five-year Financial Summary
(Dollars in millions except per share data)

	Years ended December 31,
	2001	2000	1999	1998	1997
Sales and revenues	$20,450	20,175	19,702	20,977	18,925
Sales	$19,027	18,913	18,559	19,972	18,110
Percent inside the United States	49%	50%	50%	51%	49%
Percent outside the United States	51%	50%	50%	49%	51%
Revenues	$1,423	1,262	1,143	1,005	815
Profit	$805	1,053	946	1,513	1,665
Profit per common share(1)	$2.35	3.04	2.66	4.17	4.44
Profit per common share—diluted(1)	$2.32	3.02	2.63	4.11	4.37
Dividends declared per share of common stock	$1.390	1.345	1.275	1.150	.950
Return on average common stock equity	14.4%	19.0%	17.9%	30.9%	37.9%
Capital expenditures:
Property, plant, and equipment	$1,100	928	913	982	851
Equipment leased to others	$868	665	490	344	282
Depreciation and amortization	$1,169	1,063	977	893	766
Research and engineering expenses	$898	854	814	838	700
As a percent of sales and revenues	4.4%	4.2%	4.1%	4.0%	3.7%
Wages, salaries, and employee benefits	$4,272	4,029	4,044	4,146	3,773
Average number of employees	70,678	67,200	66,225	64,441	58,366
	December 31,
Total assets:
Consolidated	$30,657	28,464	26,711	25,128	20,756
Machinery and Engines(2)	$17,275	16,554	16,158	15,619	14,188
Financial Products	$15,895	14,618	12,951	11,648	7,806
Long-term debt due after one year:
Consolidated	$11,291	11,334	9,928	9,404	6,942
Machinery and Engines(2)	$3,492	2,854	3,099	2,993	2,367
Financial Products	$7,799	8,480	6,829	6,411	4,575
Total debt:
Consolidated	$16,602	15,067	13,802	12,452	8,568
Machinery and Engines(2)	$3,784	3,427	3,317	3,102	2,474
Financial Products	$13,021	11,957	10,796	9,562	6,338
Percent of total debt to total debt and stockholders' equity
(Machinery and Engines)	40%	38%	38%	38%	35%
(1)
Computed on weighted-average number of shares outstanding.

(2)
Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

Transactions between Machinery and Engines and Financial Products have been eliminated to arrive at consolidated data.

MANAGEMENT'S DISCUSSION AND ANALYSIS

It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 19A, "Basis for segment information" on Page A-19, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Table V on Pages A-21 and A-22 (see Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment on Page A-26). Our discussions will focus on consolidated results and our three principal lines of business as described below:

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

Engines—design, manufacture, and marketing of engines for Caterpillar Machinery, on-highway trucks and locomotives; marine, petroleum, construction, industrial, agricultural, and other applications; electric power generation systems; and related parts. Reciprocating engines meet power needs ranging from 5 to over 22,000 horsepower (4 to over 16 200 kilowatts). Turbines range from 1,600 to 19,500 horsepower (1000 to 14 000 kilowatts).

Financial Products—financing to customers and dealers for the purchase and lease of Caterpillar and noncompetitive related equipment, as well as some financing for Caterpillar sales to dealers. Also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. This line of business consists primarily of Caterpillar Financial Services Corporation (Cat Financial) and its subsidiaries and Caterpillar Insurance Holdings, Inc.

Machinery and Engines Sales Table

	Total	North America	EAME	Latin America	Asia/Pacific
	(Millions of dollars)
Fourth-Quarter 2001
Machinery	$2,799	$1,417	$809	$222	$351
Engines***	1,936	816	562	348	210

	$4,735	$2,233	$1,371	$570	$561

Fourth-Quarter 2000
Machinery	$2,795	$1,402	$793	$270	$330
Engines***	1,985	1,016	582	185	202

	$4,780	$2,418	$1,375	$455	$532

***
Does not include internal engine transfers of $296 million and $323 million in 2001 and 2000, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

FOURTH-QUARTER 2001 COMPARED WITH FOURTH-QUARTER 2000

Sales and revenues for fourth-quarter 2001 were $5.10 billion, $18 million lower than fourth-quarter 2000. Slightly higher physical sales volume and an 8 percent increase in Financial Products revenues were more than offset by lower price realization. Profit of $167 million, including pretax nonrecurring charges of $153 million ($97 million after tax), was $97 million lower than fourth-quarter 2000. These charges were for the sale of the Challenger™ agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. Excluding the nonrecurring charges, profit was $264 million, flat with fourth-quarter 2000.

MACHINERY AND ENGINES

Machinery sales were $2.80 billion, about flat compared to fourth-quarter 2000. Slightly higher physical sales volume was offset by unfavorable price realization. Sales were up in all regions except in Latin America.

Engine sales were $1.94 billion, a decrease of $49 million or 2 percent from fourth-quarter 2000. Higher physical sales volume was more than offset by lower price realization.

Operating Profit Table

	Fourth-Quarter
	2001		2000
	(Millions of dollars)
Machinery	$137		$248
Engines	39		192

	$176	*	$440

*
Includes $153 million of nonrecurring charges.

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

Machinery operating profit decreased $111 million from fourth-quarter 2000. The favorable impact of the slightly higher physical sales volume was more than offset by the nonrecurring charges ($98 million).

Engine operating profit decreased $153 million from fourth-quarter 2000. The benefit of higher sales volumes was more than offset by lower price realization and the nonrecurring charges ($55 million). The lower price realization impact was mostly attributable to discounting on truck engines and electric power units.

Interest expense was $13 million lower than fourth-quarter 2000.

Other income/expense was income of $42 million compared with expense of $52 million last year. The favorable change was mostly due to the absence of foreign exchange losses experienced in 2000 (primarily the British pound and Brazilian real), higher gains on the sales of assets and the favorable settlement of a lawsuit.

FINANCIAL PRODUCTS

Revenues for the fourth quarter were $415 million, up $25 million or 6 percent compared with fourth-quarter 2000 (excluding revenue transactions with Machinery and Engines, revenues increased $27 million or 8 percent). The increase resulted primarily from continued portfolio growth at Cat Financial, which had record new retail finance activity, as well as increased extended warranty premiums at Caterpillar Insurance Holdings, Inc. (Cat Insurance).

Before tax profit decreased $9 million or 10 percent from fourth-quarter 2000. Increased profit at Cat Financial resulting from continued portfolio growth was more than offset by lower market returns on the investment portfolio at Cat Insurance.

INCOME TAXES

Excluding the nonrecurring charges reported in 2001, fourth-quarter tax expense reflects an effective annual tax rate of 32 percent for both 2001 and 2000.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results increased $11 million from a year ago, primarily due to stronger results at Shin Caterpillar Mitsubishi Ltd.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

	2001	2000	1999
	(Millions of dollars)
North America Geographic Region	$10,260	$10,492	$10,415
Engine sales included in the Power Products segment	(3,470)	(3,880)	(3,690)
Company owned dealer sales included in the All Other segment	(438)	(350)	(389)
North America Geographic Region sales which are included in the All Other segment	(263)	(197)	(133)
Other*	(211)	(204)	(262)

North America Marketing external sales	$5,878	$5,861	$5,941

EAME	$5,114	$5,041	$4,854
Power Products sales not included in the EAME Marketing segment	(1,230)	(1,306)	(1,352)
Other*	(481)	(405)	(368)

EAME Marketing external sales	$3,403	$3,330	$3,134

Latin America Geographic Region	$1,639	$1,431	$1,472
Power Products sales not included in the Latin America Marketing segment	(284)	(247)	(328)
Other*	124	92	85

Latin America Marketing external sales	$1,479	$1,276	$1,229

Asia/Pacific Geographic Region	$2,014	$1,949	$1,818
Power Products sales not included in the Asia/Pacific Marketing segment	(350)	(303)	(278)
Other*	(253)	(266)	(203)

Asia/Pacific Marketing external sales	$1,411	$1,380	$1,337

*
Mostly represents external sales of the Construction & Mining Products and the All Other segments.

Machinery and Engines Sales by Geographic Region

	Total	North America	EAME*	Latin America	Asia/Pacific
	(Millions of dollars)
2001
Machinery	$12,158	$6,790	$3,215	$891	$1,262
Engines**	6,869	3,470	1,899	748	752

	$19,027	$10,260	$5,114	$1,639	$2,014

2000
Machinery	$11,857	$6,607	$3,121	$893	$1,236
Engines**	7,056	3,885	1,920	538	713

	$18,913	$10,492	$5,041	$1,431	$1,949

1999
Machinery	$11,705	$6,725	$2,955	$851	$1,174
Engines**	6,854	3,690	1,899	621	644

	$18,559	$10,415	$4,854	$1,472	$1,818

*
Europe, Africa & Middle East and Commonwealth of Independent States.

**
Does not include internal engine transfers of $1,231 million, $1,356 million, and $1,234 million in 2001, 2000, and 1999, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

2001 COMPARED WITH 2000

Sales and revenues for 2001 were $20.45 billion, 1 percent more than 2000. A 1 percent increase in physical sales volume and a 13 percent increase in Financial Products revenues were partially offset by the unfavorable impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro and Australian dollar).

Profit of $805 million, including nonrecurring charges of $153 million ($97 million after tax), was down $248 million. These charges were for the sale of the Challenger™ agricultural tractor line, plant closing and consolidations and costs for planned employment reductions. Excluding nonrecurring charges, profit was $902 million, down $151 million or 14 percent. An increase in profit due to higher sales volume was more than offset by the unfavorable impact of cost inefficiencies caused by sharp volume shifts at some manufacturing facilities, slightly higher SG&A and the absence of a favorable $39 million tax adjustment at Cat Brasil Ltda. in 2000. SG&A increases were related to spending for future growth and to improve long-term cost structure. The negative impact of currency on sales was more than offset by a positive impact on costs.

MACHINERY AND ENGINES

Machinery sales were $12.16 billion, an increase over 2000 of $301 million resulting from a 3 percent increase in physical sales volume. Sales were higher in all regions except Latin America which was about flat.

Engine sales were $6.87 billion, a decrease of $187 million or 3 percent from 2000 even though physical volume was flat.

Unfavorable price realization resulting from competitive pressures in North America combined with the unfavorable impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars caused the sales decline.

Higher sales in the electric power, petroleum and marine sectors were offset by a substantial drop in truck engine sales.

Operating Profit Table

	2001		2000	1999
	(Millions of dollars)
Machinery	$849		$1,001	$867
Engines	348		667	506

	$1,197	*	$1,668	$1,373

*
Includes $153 million of nonrecurring charges.

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

Machinery operating profit decreased $152 million from 2000. The benefit from slightly higher physical volume was more than offset by higher costs, including the nonrecurring charges ($98 million), employment-related cost increases and higher energy costs.

Engine operating profit decreased $319 million from 2000. The decline was primarily due to the lower price realization, impact of manufacturing inefficiencies related to sharp swings in production levels and the nonrecurring charges ($55 million).

Interest expense was $7 million lower than a year ago.

Other income/expense improved by $38 million due to lower foreign currency losses (primarily the British pound) in 2001.

Table of Supplemental Information

	2001	2000	1999
	(Millions of dollars)
Identifiable Assets:
Machinery	$10,121	$9,602	$9,160
Engines	7,154	6,952	6,998

Total	$17,275	$16,554	$16,158

Capital Expenditures:
Machinery	$616	$573	$507
Engines	493	327	398

Total	$1,109	$900	$905

Depreciation and Amortization:
Machinery	$424	$419	$409
Engines	411	394	363

Total	$835	$813	$772

Caterpillar operations are highly integrated; therefore, we use a number of allocations to determine lines of business financial data.

FINANCIAL PRODUCTS

Revenues for 2001 were a record $1.65 billion, up $180 million or 12 percent compared with 2000 (excluding revenue transactions with Machinery and Engines, revenues increased $161 million or 13 percent). The increase resulted primarily from continued portfolio growth at Cat Financial.

Before tax profit increased $67 million or 24 percent from 2000. Record profit at Cat Financial resulted from increased spread on the receivables portfolio and increased gains on sales of receivables.

INCOME TAXES

Excluding the tax effect of the nonrecurring charges reported in 2001 and the favorable tax adjustment of $39 million at Caterpillar Brasil Ltda. in 2000, tax expense in both years reflects an effective tax rate of 32 percent.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results increased $31 million from a year ago, primarily due to stronger results at Shin Caterpillar Mitsubishi Ltd.

SUPPLEMENTAL INFORMATION

Dealer Machine Sales to End Users and Deliveries to Dealer Rental Operations

Sales (including both sales to end users and deliveries to dealer rental operations) in North America were higher than 2000. Sales increased as a result of strong customer acceptance of several new models and a shift in product mix toward larger machines. These factors more than offset the impact of lower industry demand in the United States and Canada. For the region, sales into mining were up sharply due to strong demand from the coal mining industry. Sales into waste and agriculture also increased. Sales into general construction, quarry & aggregates, forestry and industrial declined. Sales into heavy construction remained at record high levels.

For the EAME region, sales increased into general construction, waste, agriculture, heavy construction, mining, forestry and quarry & aggregates. Sales into the industrial sector declined.

Sales in Asia/Pacific increased to the mining, heavy construction, quarry & aggregates and waste sectors. Sales into forestry, general construction, industrial and agriculture declined from a year ago.

In Latin America, sales were higher as increases in heavy construction, general construction, mining, waste and agriculture more than offset lower sales into forestry, quarry & aggregates and industrial.

Dealer Inventories of New Machines

Worldwide dealer new inventories at year-end 2001 were below year-earlier levels in all regions. Inventories compared to current selling rates were near year-earlier levels in all regions except EAME where they were lower.

Engine Sales to End Users and OEMs

We recorded another record year in electric power engine sales despite slower sales growth. That, combined with strong sales into the North American petroleum sector, which benefited both reciprocating and turbine engines, partially offset significantly weaker on-highway truck engine sales in North America.

In EAME, stronger demand in marine and petroleum sectors was more than offset by significantly lower demand for industrial engines resulting in slightly lower 2001 sales.

Sales in Asia/Pacific rose marginally with all of the sales gains coming from the marine sector. Sales in Latin America rose slightly with all of the sales gain coming from substantially improved petroleum and electric power demand.

Overall, worldwide engine sales were slightly lower in 2001.

2000 COMPARED WITH 1999

Sales and revenues for 2000 were $20.18 billion, $473 million higher than 1999. The increase was primarily due to a 3 percent increase in physical sales volume and a 10 percent increase in Financial Products revenues, partially offset by the unfavorable impact of the stronger U.S. dollar on sales denominated in currencies other than U.S. dollars (primarily the euro). Profit of $1.05 billion was $107 million more than 1999. Operating profit improved due primarily to higher physical volume, improved price realization (excluding currency) and manufacturing efficiencies. The unfavorable impact of currency on sales was offset by a favorable impact on costs, with no effect on operating profit. However, the change in other income was unfavorable $113 million primarily due to foreign exchange translation losses in 2000. Income taxes were favorably impacted by an adjustment at Caterpillar Brasil Ltda. in the third quarter of 2000. Profit per share of $3.02 was up 39 cents from 1999.

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

Machinery operating profit increased $134 million, or 15 percent, from 1999 due to higher sales volume and lower selling, general, and administrative (SG&A) expenses. These favorable items were partially offset by unfavorable geographic mix.

Engine operating profit increased $161 million, or 32 percent, from 1999 due to improved manufacturing efficiencies, better product mix related to increased demand for electric power, and higher sales volume. These were partially offset by higher SG&A and research and development (R&D) expenses.

Interest expense was $23 million higher than 1999 due to higher average debt levels.

Other income/expense was expense of $126 million compared with income of $66 million in 1999. The adverse change was mostly due to discounts taken on the sales of trade receivables and unfavorable foreign currency results. The discounts on sales of trade receivables relate to the revolving program with Caterpillar Financial Services, which was implemented in 1998 as a cost-effective means of financing operations.

FINANCIAL PRODUCTS

Revenues for 2000 were a record $1.47 billion, up $188 million, or 15 percent, compared with 1999 (excluding revenue transactions with Machinery and Engines, revenues increased $119 million, or 10 percent). The increase resulted primarily from continued growth in Cat Financial's portfolio.

Before tax profit increased $27 million, or 11 percent, from 1999. Record profit at Cat Financial resulting from continued portfolio growth was partially offset by a reduction in favorable reserve adjustments at Caterpillar Insurance Co. Ltd. (Cat Insurance).

INCOME TAXES

Both 2000 and 1999 tax expense reflect an estimated annual effective tax rate of 32 percent. However, 2000 income tax expense was favorably affected by a positive adjustment of $39 million at Caterpillar Brasil Ltda. in the third quarter.

UNCONSOLIDATED AFFILIATED COMPANIES

The company's share of unconsolidated affiliated companies' results declined $8 million from 1999, primarily due to weaker results at Shin Caterpillar Mitsubishi Ltd. and the conversion of FG Wilson from an affiliated company to a consolidated subsidiary in July 1999.

LIQUIDITY & CAPITAL RESOURCES

Sources of funds

The company generates its capital resources primarily through operations. Consolidated operating cash flow was $1.99 billion for 2001, compared with $2.06 billion for 2000. The decrease was largely due to lower profit and increased working capital requirements. We anticipate that the majority of future capital resource requirements will be funded by operating cash flow which is largely driven by profit. See our Outlook beginning on page A-32.

Debt is also a source of capital resources for the company. Total debt as of December 31, 2001 was $16.60 billion, an increase of $1.54 billion from year-end 2000. During 2001, debt related to Machinery and Engines increased $357 million, to $3.78 billion, while debt related to Financial Products (Cat Financial) increased $1.06 billion to $13.02 billion. We have a global credit facility of $4.25 billion available to both Machinery and Engines and Cat Financial to support commercial paper programs. Cat Financial may use up to 90% of the available facility subject to a maximum debt to equity and a minimum interest coverage ratio. Machinery and Engines may use up to 100% of the available facility subject to a minimum level of net worth. Based on these restrictions, and the allocation decisions of available credit made by management, the facility available to Cat Financial at December 31, 2001 was $3.65 billion. The facility is comprised of two components of equal amounts expiring in September 2002 and September 2006. Our total credit commitments as of December 31, 2001 were:

	Consolidated	Machinery and Engines	Financial Products
	(Millions of dollars)
Credit lines available:
Global credit facility	$4,250	$4,250	$3,650
Other external	970	436	534
Intercompany	—	500	821

Total credit lines available	5,220	5,186	5,005
Utilized credit	345	219	126

Unused credit	$4,875	$4,967	$4,879

We also generate funding through the securitization of receivables. In 2001, we generated $2,477 million and $630 million of capital resources from the securitization of trade and finance receivables, respectively. As of December 31, 2001, we had trade and finance receivables of $2,647 million and $12,116 million, respectively.

We do not generate material funding through structured finance transactions.

Committed funds

The company has committed cash outflow related to debt and operating lease agreements and capital expenditures. Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

2002	2003	2004	2005	2006	After 2006	Total
(Millions of dollars)
$187	$148	$106	$73	$58	$332	$904

The aggregate amounts of maturities of long-term debt, including that due within one year and classified as current, are:

	2002	2003	2004	2005	2006	After 2006	Total
	(Millions of dollars)
Machinery and Engines	$73	$277	$47	$18	$353	$2,797	$3,565
Financial Products	3,058	3,141	812	406	2,581	859	10,857

	$3,131	$3,418	$859	$424	$2,934	$3,656	$14,422

We had commitments for the purchase of construction or capital assets of approximately $260 million at December 31, 2001.

We did not have contingent liabilities with more than a remote chance of occurrence at December 31, 2001.

Machinery and Engines

Operating cash flow was $1.41 billion for 2001, compared with $1.63 billion for 2000. The decrease was primarily due to lower profit and increased working capital requirements in 2001. Capital expenditures for 2001, excluding equipment leased to others, were $1.07 billion compared with $891 million for 2000. During the second quarter of 2001, $600 million of 10- and 30-year debt was sold. $250 million in notes priced at 6.55% is due in 2011. $350 million in debentures priced at 7.3% is due in 2031. The proceeds from the offering were used for general corporate purposes and to lower overall debt costs. During the third quarter of 2001, Caterpillar Inc. filed with the Securities and Exchange Commission to periodically sell up to $500 million in debt securities. The debt to debt-plus-equity ratio as of December 31, 2001 was 40%.

Financial Products

Operating cash flow was $590 million for 2001, compared with $474 million for 2000. The increase was primarily due to higher profit and decreased working capital requirements in 2001. Cash used to purchase equipment leased to others was $830 million in 2001. In addition, net cash used for finance receivables was $838 million in 2001, compared with $1.20 billion in 2000. December 31, 2001 finance receivables past due over 30 days were 3.9%, compared with 3.6% at the end of 2000.

Financial Products debt was $13.02 billion at December 31, 2001, an increase of $1.06 billion from December 31, 2000, and primarily comprised $9.02 billion of medium-term notes, $217 million of notes payable to Caterpillar, $126 million of notes payable to banks, and $3.47 billion of commercial paper. During the second quarter of 2001, $500 million of five-year debt, priced at 5.95%, was sold. The proceeds from the offering were used for general corporate purposes and to lower overall debt costs. The ratio of debt to equity of Cat Financial was 7.7:1 at December 31, 2001 compared with 8.0:1 at December 31, 2000.

Dividends paid per common share

Quarter	2001	2000	1999
First	$.340	$.325	$.300
Second	.340	.325	.300
Third	.350	.340	.325
Fourth	.350	.340	.325

	$1.380	$1.330	$1.250

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets and reserves for warranty, product liability losses, postemployment benefits, post-sale discounts, credit losses and certain nonrecurring costs. We use the following methods and assumptions in determining our estimates:

Warranty reserve—Determined by applying historical claim rate experience to the current field population and dealer inventory. Generally, historical claim rates are developed using a 12-month rolling average of actual warranty expense. These rates are applied to the field population and dealer inventory to determine the reserve.

Product liability reserve—Determined based upon reported claims in process of settlement and actuarial estimates for losses incurred but not reported.

Postemployment benefit reserve—Determined in accordance with SFAS 87, 106 and 112 using the assumptions detailed in Note 8 to the Consolidated Financial Statements.

Post-sale discount reserve—The company extends numerous merchandising programs that provide discounts to dealers as products are sold to end users. The reserve is determined based on historical data adjusted for known changes in merchandising programs.

Residual values for leased assets—Determined based on the product, specifications, application, and hours of usage. Each product has its own model for evaluation that includes market value cycles and forecasts. Consideration is also given to the number of machines that will be returned from lease during a given time frame.

Credit loss reserve—Determined by applying historical credit loss experience to the current receivable portfolio with consideration given to the condition of the economy and trends in past due accounts.

Nonrecurring cost reserve—Determined in accordance with the appropriate accounting guidance depending upon the facts and circumstances surrounding the situation. 2001 nonrecurring charges discussed in Note 23 to the Consolidated Financial Statements were estimated in accordance with SFAS 5 and 121 and EITF 94-3.

We have incorporated many years of historical data into the determination of each of these estimates. We have a proven history of using accurate estimates and sound assumptions to calculate and record appropriate reserves and residual values.

EMPLOYMENT

At the end of 2001, Caterpillar's worldwide employment was 72,004 compared with 68,440 one year ago. Of the total increase, 1,815 resulted from acquisitions, primarily outside the United States.

Full-Time Employees at Year End

	2001	2000	1999
Inside U.S.	38,664	37,660	38,379
Outside U.S.	33,340	30,780	28,517
Total	72,004	68,440	66,896
By Region:
North America	38,879	37,870	38,560
EAME	23,531	21,880	20,794
Latin America	7,012	6,186	5,493
Asia/Pacific	2,582	2,504	2,049
Total	72,004	68,440	66,896

OTHER MATTERS

ENVIRONMENTAL AND LEGAL MATTERS

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

The amount set aside for environmental cleanup is not material and is included in "Accrued expenses" in Statement 3. If a range of liability estimates is available on a particular site, we accrue the lower end of that range.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have five of these sites, and there is no more than a remote chance that a material amount for cleanup will be required.

Pursuant to a Consent Decree Caterpillar entered into with the United States Environmental Protection Agency (EPA), the company is required to meet certain emission standards by October 2002. The Consent Decree provides for the possibility that diesel engine manufacturers may not be able to meet these standards exactly on that date, and allows companies to continue selling non-compliant engines if they pay non-conformance penalties on those engines. The EPA currently is in the process of setting these non-conformance penalties. If Caterpillar must pay non-conformance penalties, our results could be negatively impacted, but not materially in 2002.

On January 16, 2002, Caterpillar commenced an action against Navistar International Transportation Corporation and International Truck & Engine Corporation (Navistar). Caterpillar seeks a declaratory judgment upholding a long-term purchase contract plus damages arising from Navistar's alleged breach of contract. On January 17, 2002, Navistar commenced an action against Caterpillar that alleges we breached various aspects of the long-term purchase contract. We believe Navistar's claims are without merit, and resolution of these matters will not have a material impact on our financial statements.

SENSITIVITY

Foreign Exchange Rate Sensitivity

Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Engines operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10% weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2002 cash flow for our Machinery and Engines operations by $62 million. Last year, similar assumptions and calculations yielded a potential $62 million adverse impact on 2001 pretax earnings.

Since our policy for Financial Products operations is to hedge the foreign exchange risk when the currency of our debt portfolio does not match the currency of our receivable portfolio, a 10% change in the value of the U.S. dollar relative to all other currencies would not have a material effect on our consolidated financial position, results of operations, or cash flow. Neither our policy nor the effect of a 10% change in the value of the U.S. dollar has changed from that reported at the end of last year.

The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify this competitive impact, the results could well be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.

Interest Rate Sensitivity

For our Machinery and Engines operations, we currently use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2002 pretax earnings of Machinery and Engines by $3 million. Last year, similar assumptions and calculations yielded a potential $22 million adverse impact on 2001 pretax earnings.

For our Financial Products operations, we use interest rate derivative instruments primarily to meet our "match funding" objectives and strategies. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect the 2002 pretax earnings of Financial Products by $15 million. Last year, similar assumptions and calculations yielded a potential $15 million adverse impact on 2001 pretax earnings.

The effect of the hypothetical change in interest rates ignores the effect this movement may have on other variables including changes in actual sales volumes that could be indirectly attributed to changes in interest rates. The actions that management would take in response to such a change are also ignored. If it were possible to quantify this impact, the results could well be different than the sensitivity effects shown above.

OUTLOOK

Summary

After a severe slowdown in 2001, world economic growth as well as growth in industrial production are projected to improve, albeit gradually, over the course of 2002. This improvement will be driven by lower interest rates and energy costs around the globe, combined with significant fiscal stimulus in North America.

While world growth is expected to improve gradually, momentum is expected to build from very weak activity levels at the beginning of 2002. As a result, world growth is expected to be about flat in the first half—a significant slowdown from growth rates in the first half of 2001—before picking up momentum and closing the year with annualized growth rates approaching 3 percent.

In this economic environment, worldwide industry opportunity and company sales and revenues are projected to be about flat compared with 2001. For the full year we expect profit to be up slightly compared to 2001, excluding the 2001 nonrecurring charges, although we expect significantly lower profit in the first half, particularly the first quarter. The full-year profit improvement reflects the company's continuing actions to reduce costs and improve efficiencies.

North America

In the United States, even though a supplementary fiscal stimulus package was not approved, Congress approved an increase for transportation funding in 2002. Leading economic indicators began recovering at the close of 2001 as consumer spending and expectations rebounded from the retrenchment that we saw after the September 11 terrorist attacks. As a result, the U.S. economy is on track for flat to slightly positive growth in the first quarter, followed by stronger growth in the second, and gaining momentum in the third and fourth quarters of 2002. The Canadian economy will track the U.S. closely, and consumer spending and housing in Canada will benefit as well from scheduled personal tax reductions.

Industry sales of construction and industrial machines are projected to be flat to down slightly in most sectors. Coal mining is expected to be down moderately.

Reciprocating and turbine engine sales are expected to be flat to up slightly. For truck engine sales, we expect industry heavy-duty truck engine volumes to be down moderately. Volumes for electric power are expected to be about flat. As a result, company sales in North America are expected to be about flat.

EAME

In EAME, growth in Europe is expected to lag the recovery in North America by about a quarter. We expect a weak first quarter to be followed by a flat second quarter and improving growth in the second half of 2002. Weak commodity prices are expected to restrain growth in Africa/Middle East and the CIS. Company sales in the EAME region are projected to be about flat.

Asia/Pacific

In Asia/Pacific, business conditions are expected to improve in developing Asia in the second half of 2002 in response to the U.S. recovery, but Japan is expected to remain weak and continue to be a drag on the regional recovery. Growth in China is expected to continue at a solid rate, leading to higher sales, and sales in Australia are expected to be up slightly. Company sales in the region are expected to be down slightly.

Latin America

In Latin America, business conditions in Mexico are expected to improve in conjunction with the U.S. recovery, while power shortages in Brazil are expected to become less acute in 2002. There was a sharp increase in political and economic uncertainty in Argentina at the end of last year. Our outlook assumes that the majority of the negative shocks to machine and engine industry demand will be confined to Argentina. Company sales for the region are expected to be down slightly.

* * *

The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission (SEC) on January 23, 2002.

SUPPLEMENTAL STOCKHOLDER INFORMATION

Stockholder Services:

Stock Transfer Agent
Mellon Investor Services P.O. Box 3315 South Hackensack, NJ 07606-3315
phone:	(866) 203-6622 (U.S. and Canada)
(201) 231-5649 (Outside U.S. and Canada)
hearing impaired:
(800) 329-8660 (U.S. and Canada)
(201) 329-8354 (Outside U.S. and Canada)
Internet home page: www.melloninvestor.com
Caterpillar Assistant Secretary
Laurie J. Huxtable Assistant Secretary Caterpillar Inc. 100 N.E. Adams Street Peoria, IL 61629-7310
phone:	(309) 675-4619
fax:	(309) 675-6620
e-mail:	CATshareservices@CAT.com

Stock Purchase Plan:

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Transfer Agent.

Current stockholders can get more information on the program from our Transfer Agent using the contact information provided above. Non-shareholders can request program materials by calling: (800) 842-7629 (U.S. and Canada) or (201) 329-8660 (outside U.S. and Canada). The Investor Services Program materials are available online from Mellon's website or linked from www.CAT.com/dspp.

Investor Relations:

Institutional analysts, portfolio managers, and representatives of financial institutions seeking additional information about the company should contact:

Director of Investor Relations
James W. Anderson
Caterpillar Inc.
100 N.E. Adams Street, Peoria, IL 61629-5310
 phone: (309) 675-4549
 fax: (309) 675-4457
 e-mail: CATir@CAT.com
Internet website: www.CAT.com/investor

Common Stock (NYSE: CAT)

Listing Information:Caterpillar common stock is listed on the New York, Pacific and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Price Ranges:Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2001		2000
Quarter
	High	Low	High	Low
First	49.63	39.75	55 1/8	33 1/2
Second	56.81	41.50	44 7/8	33 13/16
Third	55.72	40.35	39 5/8	32 1/2
Fourth	53.21	43.35	47 15/16	29 9/16

Number of Stockholders:Stockholders of record at year-end totaled 36,339, compared with 36,253 at the end of 2000. Approximately 68% of our issued shares are held by institutions and banks, 24% by individuals, and 8% by Caterpillar benefit plans.

Employees' investment and profit-sharing plans acquired 4,810,070 shares of Caterpillar stock in 2001. Investment plans, for which membership is voluntary, held 28,751,756 shares for employee accounts at 2001 year end. Profit-sharing plans, in which membership is automatic for most U.S. and Canadian employees in eligible categories, held 449,110 shares at 2001 year end.

Company Publications:

Current information:

  •
  phone our Information Hotline—(800) 228-7717 (U.S. and Canada) or (858) 244-2080 (outside U.S. and Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook, or to request a copy of results by fax or mail

  •
  request, view, or download materials on-line or register for e-mail alerts by visiting www.CAT.com/materialsrequest

Historical information:

  •
  view/download on-line at www.CAT.com/historical

Annual Meeting:

On Wednesday, April 10, 2002, at 1:30 p.m. Central Time, the annual meeting of stockholders will be held at the Bank One Auditorium, Chicago, Illinois. Requests for proxies are being mailed to stockholders with this report on or about March 1, 2002.

Internet:

Visit us on the Internet at www.CAT.com.

Information contained on our website is not incorporated by reference into this document.

DIRECTORS AND OFFICERS

DIRECTORS
Lilyan H. Affinito(1),(3)	Former Vice Chairman, Maxxam Group Inc.
Glen A. Barton	Chairman and CEO, Caterpillar Inc.
W. Frank Blount(1),(3)	Chairman and CEO, Cypress Communications Inc.
John R. Brazil(2),(4)	President, Trinity University
John T. Dillon(1),(3)	Chairman and CEO, International Paper
Juan Gallardo(1),(2)	Chairman, Grupo Embotelladoras Unidas S.A. de C.V.
David R. Goode(1),(2)	Chairman, President, and CEO, Norfolk Southern Corporation
James P. Gorter(1),(2)	Former Chairman, Baker, Fentress & Company
Peter A. Magowan(2),(4)	President and Managing General Partner, San Francisco Giants
William A. Osborn(1),(2)	Chairman and CEO, Northern Trust Corporation and The Northern Trust Company
Gordon R. Parker(3),(4)	Former Chairman, Newmont Mining Corporation
Charles D. Powell(2),(4)	Chairman, Sagitta Asset Management Limited
Joshua I. Smith(3),(4)	Chairman and Managing Partner, The Coaching Group LLC
Clayton K. Yeutter(3),(4)	Of Counsel to Hogan & Hartson, Washington, D.C.

(1)
Member of Audit Committee (David R. Goode, chairman)

(2)
Member of Compensation Committee (James P. Gorter, chairman)

(3)
Member of Nominating & Governance Committee (John T. Dillon, chairman)

(4)
Member of Public Policy Committee (John R. Brazil, chairman)

OFFICERS
Glen A. Barton	Chairman and CEO
Vito H. Baumgartner	Group President
Gerald S. Flaherty(5)	Group President
Douglas R. Oberhelman	Group President
James W. Owens	Group President
Gerald L. Shaheen	Group President
Richard L. Thompson	Group President
R. Rennie Atterbury III(5)	Vice President, General Counsel and Secretary
Sidney C. Banwart	Vice President
Michael J. Baunton	Vice President
James S. Beard	Vice President
Richard A. Benson	Vice President
James B. Buda	Vice President, General Counsel and Secretary
Rodney L. Bussell	Vice President
James E. Despain(5)	Vice President
Michael A. Flexsenhar(5)	Vice President
Thomas A. Gales	Vice President
Donald M. Ings	Vice President
Richard P. Lavin	Vice President
Stuart L. Levenick	Vice President
Duane H. Livingston	Vice President
Robert R. Macier	Vice President
David A. McKie	Vice President
F. Lynn McPheeters	Vice President, Chief Financial Officer
Daniel M. Murphy	Vice President
Gerald Palmer	Vice President
James J. Parker	Vice President
Robert C. Petterson	Vice President
John E. Pfeffer	Vice President
Siegfried R. Ramseyer(5)	Vice President
Edward J. Rapp	Vice President
Alan J. Rassi	Vice President
Gary A. Stroup	Vice President
Gerard R. Vittecoq	Vice President
Sherril K. West	Vice President
Donald G. Western	Vice President
Steven H. Wunning	Vice President
Kenneth J. Zika	Controller
Kevin E. Colgan	Treasurer
Robin D. Beran	Assistant Treasurer
Tinkie E. Demmin	Assistant Secretary
Laurie J. Huxtable	Assistant Secretary

Note: All director/officer information is as of December 31, 2001, except as noted.

(5)
Will retire effective January 1, 2002.