Form 10-K, Exhibit 13
CATERPILLAR INC
filed 2006-02-22
CIK 18230

EXHIBIT 13

CATERPILLAR INC.
GENERAL AND FINANCIAL INFORMATION
2005

TABLE OF CONTENTS

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements and Notes
Five-year Financial Summary
Management's Discussion and Analysis (MD&A)
Supplemental Stockholder Information
Directors and Officers

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Caterpillar Inc. (company) is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we concluded that, as of December 31, 2005, the company's internal control over financial reporting was effective based on those criteria.

Our management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The report appears on page A-4.

James W. Owens Chairman of the Board

David B. Burritt Chief Financial Officer
February 21, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CATERPILLAR INC.:

We have completed integrated audits of Caterpillar Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated statement of financial position and the related statements of consolidated results of operations, changes in stockholders' equity, and cash flow, including pages A-5 through A-36, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2005, 2004, and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting
Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page A-3, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
February 21, 2006

STATEMENT 1
Consolidated Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)
	2005	2004	2003
Sales and revenues:
Sales of Machinery and Engines	$34,006	$28,336	$21,048
Revenues of Financial Products	2,333	1,970	1,759

Total sales and revenues	36,339	30,306	22,807
Operating costs:
Cost of goods sold	26,558	22,497	16,997
Selling, general and administrative expenses	3,190	2,926	2,322
Research and development expenses	1,084	928	669
Interest expense of Financial Products	768	524	474
Other operating expenses	955	747	675

Total operating costs	32,555	27,622	21,137

Operating profit	3,784	2,684	1,670
Interest expense excluding Financial Products	260	230	246
Other income (expense)	377	253	53

Consolidated profit before taxes	3,901	2,707	1,477
Provision for income taxes	1,120	731	398

Profit of consolidated companies	2,781	1,976	1,079
Equity in profit (loss) of unconsolidated affiliated companies	73	59	20

Profit	$2,854	$2,035	$1,099

Profit per common share	$4.21	$2.97	$1.59
Profit per common share—diluted(1)	$4.04	$2.88	$1.56
Weighted-average common shares outstanding (millions)
—Basic	678.4	684.5	690.4
—Diluted(1)	705.8	707.4	702.7
Cash dividends declared per common share	$.96	$.80	$.72

(1) Diluted by assumed exercise of stock options, using the treasury stock method.

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 2
Consolidated Financial Position at December 31
(Dollars in millions)

	2005	2004	2003
Assets
Current assets:
Cash and short-term investments	$1,108	$445	$342
Receivables—trade and other	7,526	7,463	4,030
Receivables—finance	6,442	5,182	5,167
Retained interests in securitized trade receivables	—	—	1,550
Deferred and refundable income taxes	344	398	707
Prepaid expenses	2,146	1,369	1,424
Inventories	5,224	4,675	3,047

Total current assets	22,790	19,532	16,267
Property, plant and equipment—net	7,988	7,682	7,251
Long-term receivables—trade and other	1,037	764	510
Long-term receivables—finance	10,301	9,903	7,735
Investments in unconsolidated affiliated companies	565	517	800
Deferred income taxes	768	674	616
Intangible assets	424	315	239
Goodwill	1,451	1,450	1,398
Other assets	1,745	2,258	1,895

Total assets	$47,069	$43,095	$36,711

Liabilities
Current liabilities:
Short-term borrowings:
—Machinery and Engines	$871	$93	$72
—Financial Products	4,698	4,064	2,685
Accounts payable	3,471	3,580	2,259
Accrued expenses	2,617	2,261	1,952
Accrued wages, salaries and employee benefits	1,845	1,730	1,802
Customer advances	395	447	253
Dividends payable	168	141	127
Deferred and current income taxes payable	528	259	216
Long-term debt due within one year:
—Machinery and Engines	340	6	32
—Financial Products	4,159	3,525	2,949

Total current liabilities	19,092	16,106	12,347
Long-term debt due after one year:
—Machinery and Engines	2,717	3,663	3,603
—Financial Products	12,960	12,174	10,943
Liability for postemployment benefits	2,991	2,986	3,172
Deferred income taxes and other liabilities	877	699	568

Total liabilities	38,637	35,628	30,633

Stockholders' equity
Common stock of $1.00 par value:
Authorized shares: 900,000,000
Issued shares (2005, 2004 and 2003—814,894,624) at paid-in amount	1,859	1,231	1,059
Treasury stock (2005—144,027,405 shares; 2004—129,020,726 shares; and 2003—127,370,544 shares) at cost	(4,637)	(3,277)	(2,914)
Profit employed in the business	11,808	9,937	8,450
Accumulated other comprehensive income	(598)	(424)	(517)

Total stockholders' equity	8,432	7,467	6,078

Total liabilities and stockholders' equity	$47,069	$43,095	$36,711

 See accompanying Notes to Consolidated Financial Statements.

STATEMENT 3
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)

	2005		2004		2003
Common stock:
Balance at beginning of year	$1,231		$1,059		$1,034
Common shares issued from treasury stock	290		172		25
Impact of 2-for-1 stock split	338		—		—

Balance at year-end	1,859		1,231		1,059

Treasury stock:
Balance at beginning of year	(3,277)		(2,914)		(2,669)
Shares issued: 2005—18,912,521; 2004—12,216,618; 2003—9,913,946	324		176		160
Shares repurchased: 2005—33,919,200; 2004—13,866,800; 2003—10,900,000	(1,684)		(539)		(405)

Balance at year-end	(4,637)		(3,277)		(2,914)

Profit employed in the business:
Balance at beginning of year	9,937		8,450		7,849
Profit	2,854	$2,854	2,035	$2,035	1,099	$1,099
Dividends declared	(645)		(548)		(498)
Impact of 2-for-1 stock split	(338)		—		—

Balance at year-end	11,808		9,937		8,450

Accumulated other comprehensive income:
Foreign currency translation adjustment:
Balance at beginning of year	489		348		86
Aggregate adjustment for year	(187)	(187)	141	141	262	262

Balance at year-end	302		489		348

Minimum pension liability adjustment—consolidated companies:
Balance at beginning of year (net of tax of: 2005—$485; 2004—$460; 2003—$383)	(993)		(934)		(771)
Aggregate adjustment for year (net of tax of: 2005—$36; 2004—$25; 2003—$77)	96	96	(59)	(59)	(163)	(163)

Balance at year-end (net of tax of: 2005—$449; 2004—$485; 2003—$460)	(897)		(993)		(934)

Minimum pension liability adjustment—unconsolidated companies:
Balance at beginning of year	(48)		(48)		(37)
Aggregate adjustment for year	11	11	—	—	(11)	(11)

Balance at year-end	(37)		(48)		(48)

Derivative financial instruments:
Balance at beginning of year (net of tax of: 2005—$58; 2004—$54; 2003—$5)	110		104		11
Gains/(losses) deferred during year (net of tax of: 2005—$0; 2004—$48; 2003—$29)	(5)	(5)	90	90	53	53
(Gains)/losses reclassified to earnings during year (net of tax of: 2005—$45; 2004—$44; 2003—$20)	(87)	(87)	(84)	(84)	40	40

Balance at year-end (net of tax of: 2005—$13; 2004—$58; 2003—$54)	18		110		104

Available-for-sale securities:
Balance at beginning of year (net of tax of: 2005—$7; 2004—$5; 2003—$17)	18		13		(31)
Gains/(losses) deferred during year (net of tax of: 2005—$3; 2004—$3; 2003—$11)	3	3	6	6	23	23
(Gains)/losses reclassified to earnings during year (net of tax of: 2005—$1; 2004—$1; 2003—$11)	(5)	(5)	(1)	(1)	21	21

Balance at year-end (net of tax of: 2005—$9; 2004—$7; 2003—$5)	16		18		13

Total accumulated other comprehensive income	(598)		(424)		(517)

Comprehensive income		$2,680		$2,128		$1,324

Stockholders' equity at year-end	$8,432		$7,467		$6,078

See accompanying Notes to Consolidated Financial Statements.

STATEMENT 4
Consolidated Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)

	2005	2004	2003
Cash flow from operating activities:
Profit	$2,854	$2,035	$1,099
Adjustments for non-cash items:
Depreciation and amortization	1,477	1,397	1,347
Other	(20)	(113)	(69)
Changes in assets and liabilities:
Receivables—trade and other (see non-cash item below)	(908)	(7,616)	(8,115)
Inventories	(568)	(1,391)	(286)
Accounts payable and accrued expenses	532	1,457	542
Other assets—net	(866)	337	(277)
Other liabilities—net	612	(97)	148

Net cash provided by (used for) operating activities	3,113	(3,991)	(5,611)

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(1,201)	(926)	(682)
Expenditures for equipment leased to others	(1,214)	(1,188)	(1,083)
Proceeds from disposals of property, plant and equipment	637	486	761
Additions to finance receivables	(10,334)	(8,930)	(6,868)
Collections of finance receivables	7,057	6,216	5,251
Proceeds from sale of finance receivables	900	700	661
Collections of retained interests in securitized trade receivables	—	5,722	7,129
Investments and acquisitions (net of cash acquired)	(13)	(290)	(268)
Proceeds from sale of partnership investment	—	290	—
Proceeds from release of security deposit	530	—	—
Proceeds from sale of available-for-sale securities	257	408	329
Investments in available-for-sale securities	(338)	(609)	(425)
Other—net	194	198	79

Net cash provided by (used for) investing activities	(3,525)	2,077	4,884

Cash flow from financing activities:
Dividends paid	(618)	(534)	(491)
Common stock issued, including treasury shares reissued	482	317	157
Treasury shares purchased	(1,684)	(539)	(405)
Proceeds from debt issued (original maturities greater than three months):
—Machinery and Engines	574	55	164
—Financial Products	14,000	10,435	11,825
Payments on debt (original maturities greater than three months):
—Machinery and Engines	(654)	(78)	(499)
—Financial Products	(10,966)	(8,612)	(9,562)
Short-term borrowings (original maturities three months or less)—net	19	830	(444)

Net cash provided by financing activities	1,153	1,874	745

Effect of exchange rate changes on cash	(78)	143	15

Increase in cash and short-term investments	663	103	33
Cash and short-term investments at beginning of period	445	342	309

Cash and short-term investments at end of period	$1,108	$445	$342

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

Non-cash activities:
Trade receivables of $6,786 million and $7,534 million were exchanged for retained interests in securitized trade receivables in 2004 and 2003, respectively. See Notes 2 and 6 on pages A-12 and A-16, respectively, for further discussion.

In 2005, $116 million of 9.375% debentures due in 2021 and $117 million of 8.00% debentures due in 2023 were exchanged for $307 million of 5.300% debentures due in 2035 and $23 million of cash. The $23 million of cash is included in payments on debt.

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Operations and summary of significant accounting policies

A. Nature of operations
We operate in three principal lines of business:

(1)   Machinery—A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telehandlers, skid steer loaders and related parts. Also includes logistics services for other companies.

(2)   Engines—A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Reciprocating engines meet power needs ranging from 5 to 21,500 horsepower (4 to over 16000 kilowatts). Turbines range from 1,600 to 20,500 horsepower (1200 to 15000 kilowatts).

(3)   Financial Products—A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an active investor in independent power projects using Caterpillar power generation equipment and services.

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

Machines are distributed principally through a worldwide organization of dealers (dealer network), 54 located in the United States and 128 located outside the United States. Worldwide, these dealers serve 182 countries and operate 3,510 places of business, including 1,587 dealer rental outlets. Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through a worldwide network of 140 distributors located in 170 countries along with 3,500 supporting dealers. Most of the electric power generation systems manufactured by FG Wilson are sold through a worldwide network of 200 dealers located in 180 countries. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by the company. At times, these employees are assisted by independent sales representatives.

Manufacturing activities of the Machinery and Engines lines of business are conducted in 41 plants in the United States; nine each in the United Kingdom and Italy; six in China; five in Mexico; three each in France, India and Northern Ireland; two each in Australia, Germany, Brazil, and Japan; and one each in Belgium, Hungary, Indonesia, The Netherlands, Poland, Russia, South Africa, Switzerland and Tunisia. Thirteen parts distribution centers are located in the United States and thirteen are located outside the United States.

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

See Note 2 for discussion of the reclassification of certain receivables and related cash flows.

B. Basis of consolidation
The financial statements include the accounts of Caterpillar Inc. and its subsidiaries. Investments in companies that are owned 20% to 50% or are less than 20% owned and for which we have significant influence are accounted for by the equity method (see Note 11). We consolidate all variable interest entities where Caterpillar Inc. is the primary beneficiary.

Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation.

Other operating expense primarily includes Cat Financial's depreciation of equipment leased to others, Cat Insurance underwriting expenses, gains (losses) on disposal of long-lived assets and long-lived asset impairment charges.

C. Sales and revenue recognition
Sales of Machinery and Engines are recognized when title transfers and the risks and rewards of ownership have passed to customers or independently owned and operated dealers.

Our standard invoice terms are established by marketing region. When a sale is made to a dealer, the dealer is responsible for payment even if the product is not sold to an end customer and must make payment within the standard terms to avoid interest costs. Interest at or above prevailing market rates is charged on any past due balance. Our policy is to not forgive this interest. In 2005, 2004 and 2003, terms were extended to not more than one year for $287 million, $15 million and $54 million of receivables, respectively. For 2005, 2004 and 2003, these amounts represent less than 1% of consolidated sales.

Sales with payment terms of two months or more were as follows:

	2005		2004		2003
Payment Terms (months)	Sales	Percent of Sales	Sales	Percent of Sales	Sales	Percent of Sales
	(Dollars in millions)
2	$261	0.8%	$96	0.3%	$116	0.6%
3	548	1.6%	175	0.6%	27	0.1%
4	262	0.8%	117	0.4%	28	0.1%
5	916	2.7%	750	2.6%	594	2.8%
6	8,147	23.9%	6,172	21.9%	4,104	19.5%
7-12	345	1.0%	831	2.9%	671	3.2%

	$10,479	30.8%	$8,141	28.7%	$5,540	26.3%

We establish a bad debt allowance for Machinery and Engines receivables when it becomes probable that the receivable will not be collected. Our allowance for bad debts is not significant. No significant write-offs of Machinery and Engines receivables were made during 2005, 2004 or 2003.

Revenues of Financial Products represent primarily finance and lease revenues of Cat Financial. Finance revenues are recognized over the term of the contract at a constant rate of return on the scheduled uncollected principal balance. Lease revenues are recognized in the period earned. Recognition of income is suspended when collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cat Financial provides wholesale inventory financing to dealers. Please refer to Note 7 and Note 8 for more information.

D. Inventories
Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 80% of total inventories at December 31, 2005, 2004 and 2003.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,345 million, $2,124 million and $1,863 million higher than reported at December 31, 2005, 2004 and 2003, respectively.

E. Securitized receivables
We periodically sell finance receivables in securitization transactions. When finance receivables are securitized, we retain interests in the receivables in the form of interest-only strips, servicing rights, cash reserve accounts and subordinated certificates. The retained interests are recorded in other assets at fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds and discount rates. Please refer to Note 8 for more information.

Prior to June 2005, we securitized trade receivables. We retained interests in the receivables in the form of certificates. The fair value of the certificated retained interests approximated carrying value due to their short-term nature. Please refer to Note 6 for more information.

F. Depreciation and amortization
Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2005, 2004 and 2003, Cat Financial depreciation on equipment leased to others was $615 million, $575 million and $527 million, respectively, and was included in "Other operating expenses" in Statement 1. In 2005, 2004 and 2003 consolidated depreciation expense was $1,444 million, $1,366 million and $1,332 million, respectively. Amortization of purchased intangibles is computed using the straight-line method, generally not to exceed a period of 20 years. Accumulated amortization was $107 million, $91 million and $44 million at December 31, 2005, 2004 and 2003, respectively.

G. Foreign currency translation
The functional currency for most of our Machinery and Engines consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products and equity basis companies is the respective local currency. Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in "Other income (expense)" in Statement 1. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in "Accumulated other comprehensive income" in Statement 2.

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

All derivatives are recognized on the Consolidated Financial Position at their fair value. On the date the derivative contract is entered, we designate the derivative as (1) a hedge of the fair value of a recognized liability ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge), or (3) an "undesignated" instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings. Cash flows from derivative financial instruments are classified within the same category as the item being hedged on the Consolidated Statement of Cash Flow.

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

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Please refer to Note 3 for more information on derivatives.

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

K. Estimates in financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, warranty liability, and reserves for product liability and insurance losses, postemployment benefits, post-sale discounts, credit losses and income taxes.

L. New accounting standards
SFAS 151—In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS 151), "Inventory Costs—an amendment of ARB No. 43, Chapter 4." SFAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. As required by SFAS 151, we will adopt this new accounting standard on January 1, 2006. The adoption of SFAS 151 is not expected to have a material impact on our financial statements.

SFAS 153—In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), "Exchanges of Non-monetary Assets—an amendment of APB Opinion No. 29." SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 "Accounting for Non-monetary Transactions" and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, we adopted this new accounting standard effective July 1, 2005. The adoption of SFAS 153 did not have a material impact on our financial statements.

SFAS 123R—In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (revised 2004) "Share-Based Payment," (SFAS 123R). SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments with employees. The FASB required the provisions of SFAS 123R be adopted for interim or annual periods beginning after June 15, 2005. In April 2005, the SEC adopted a new rule amending the compliance dates for SFAS 123R. In accordance with this rule, we will adopt this new accounting standard effective January 1, 2006. We will adopt the new guidance using the modified prospective method.

Our stock-based compensation plans allow for immediate vesting upon retirement for employees who are 55 years old or older with more than 10 years of service and who have fulfilled the requisite service period. Prior to the adoption of SFAS 123R, compensation expense for awards associated with these employees has been recognized in the pro forma net profit over the nominal vesting period. Upon adoption of SFAS 123R, compensation expense will be recognized over the period from the grant date to the end date of the requisite service period for employees who meet the immediate vesting upon retirement requirements. For those employees who become eligible for immediate vesting upon retirement subsequent to the requisite service period and prior to the completion of the vesting period, compensation expense will be recognized over the period from grant date to the date the eligibility is achieved. Application of the nominal vesting period for these employees did not have a significant impact on the 2005, 2004 and 2003 pro forma net profit.

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

We expect the application of the expensing provisions of SFAS 123R will result in a pretax expense of approximately $125 million in 2006. As a result of the vesting decisions discussed above, a full complement of expense related to stock-based compensation will not be recognized in our results of operations until 2009. Based on the same assumptions used to value our 2006 compensation expense, we estimate our pretax expense associated with our stock-based compensation plans will range from approximately $160 million in 2007 to approximately $210 million in 2009.

FIN 47—In March 2005, the FASB Issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations." FIN 47 clarifies that SFAS 143 requires accrual of the fair value of legally required asset retirement obligations if sufficient information exists to reasonably estimate the fair value. We adopted this new accounting standard during the fourth quarter of 2005. The adoption of FIN 47 did not have a material impact on our financial statements.

SFAS 154—In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS 154), "Accounting Changes and Error Corrections." SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, this Statement requires that a change in depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This new accounting standard is effective January 1, 2006. The adoption of SFAS 154 is not expected to have a material impact on our financial statements.

M. Stock-based compensation
We currently use the intrinsic value method of accounting for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Therefore, no compensation expense is recognized in association with our options.

In 2004, we switched from using the Black-Scholes option pricing model to the binomial option-pricing model in order to calculate the fair value of our options. We believe this model more accurately reflects the value of the options than the Black-Scholes option-pricing model. Grants made prior to 2004 continue to be valued using the Black-Scholes model. Please refer to Note 18 for additional information on our stock-based compensation plans.

The following tables illustrate the effect on profit and profit per share if we had applied the fair value method of Statement of Financial Accounting Standards (SFAS 123), "Accounting for Stock-Based Compensation" for 2005 and 2004 grants using the binomial option-pricing model and 2003 using the Black-Scholes option-pricing model.

	Years ended December 31,
	2005	2004	2003
	(Dollars in millions except per share data)
Profit, as reported	$2,854	$2,035	$1,099
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(135)	(161)	(69)

Pro forma net profit	$2,719	$1,874	$1,030

Profit per share of common stock:
As reported:
Basic	$4.21	$2.97	$1.59
Diluted	$4.04	$2.88	$1.56
Pro forma:
Basic	$4.01	$2.74	$1.49
Diluted	$3.85	$2.65	$1.47

Pro forma net profit and profit per share in 2004 using the Black-Scholes option-pricing model would have been:
Year ended December 31, 2004
(Dollars in millions except per share data)
Profit, as reported	$2,035
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(202)

Pro forma net profit	$1,833

Profit per share of common stock:
As reported:
Basic	$2.97
Diluted	$2.88
Pro forma:
Basic	$2.68
Diluted	$2.59

2. Reclassification of certain receivables and related cash flows

A. Consolidated financial position
Our Machinery and Engines operations generate trade receivables from the sale of inventory to dealers and customers. Certain of these receivables are sold to Cat Financial. Cat Financial holds the receivables and prior to June 2005, securitized a portion of the dealer receivables using a revolving securitization structure. Cat Financial's portion of the securitized trade receivables was represented by certificated retained interests. Cat Financial also generates wholesale inventory receivables from its direct financing of inventory purchases by dealers. Previously, the certificated retained interests as well as the wholesale inventory receivables were classified as Finance Receivables in our Consolidated Financial Position. In the fourth quarter of 2004, we reclassified the certificated retained interests from Finance Receivables to Retained Interests in Securitized Trade Receivables and the wholesale inventory receivables from Finance Receivables to Trade and Other Receivables in our Consolidated Financial Position. These changes were made to align the financial position with the cash flow changes discussed below.

B. Consolidated statement of cash flow
During the fourth quarter of 2004, the staff of the Securities and Exchange Commission expressed concern regarding the classifications of certain cash flows by companies with captive finance subsidiaries. As a result of this concern, management decided to make reclassifications to the 2003 Consolidated Statement of Cash Flow as described below.

Securitized trade receivables
Prior to the fourth quarter of 2004, we reported an increase in cash flow from operating activities in the Consolidated Statement of Cash Flow when Machinery and Engines sold receivables to Cat Financial that were subsequently securitized. Concurrently, Cat Financial's entire purchase of these receivables was included in Additions to Finance Receivables (investing activity) in the Consolidated Statement of Cash Flow. The receivables were immediately securitized and the portion sold to a third party was included in Proceeds from Sale of Finance Receivables (investing activity) in the Consolidated Statement of Cash Flow. Subsequently, collection of the certificated retained interests was included in Collection of Finance Receivables (investing activity) in the Consolidated Statement of Cash Flow. This cash flow treatment followed our principal lines of business reporting, however, when we reported an increase in cash flow from operating activities and a corresponding outflow from investing activities there was no increase in cash on a consolidated basis from the sale of inventory to our dealers and customers.

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

The securitization structure mentioned above involved a securitization trust. During 2003, the trust was a qualifying special purpose entity (QSPE) and thus, in accordance with Statement of Financial Accounting Standards No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," was not consolidated. (See Note 6 for discussion of the 2004 QSPE status of the trust and termination of the trust in 2005.) When receivables were placed into the trust, we received cash for the portion sold to third party purchasers and the portion retained by Cat Financial was represented by certificated retained interests. Placing receivables into a securitization trust changes their nature and the receipt of certificated retained interests is considered a non-cash transaction. We have noted this non-cash transaction on the Consolidated Statement of Cash Flow and quantified the receivables decrease resulting from this transaction and thus excluded from operating activities. This reflects that certificated retained interests, not cash, were received for these sales. The certificated retained interests are considered held-to-maturity securities as defined by SFAS 115. SFAS 115 requires that collection of held-to-maturity securities be classified as an investing activity. We have therefore reclassified the collection of the certificated retained interests from Collection of Finance Receivables to Collections of Retained Interests in Securitized Trade Receivables within the investing activities section of the Consolidated Statement of Cash Flow. The impact of these changes is a significant reduction to cash flow from operating activities and a significant increase in cash flow from investing activities. This reflects that although inventory was sold, the nature of the receivable was changed to a security. The subsequent collection of that security is shown as an investing activity.

Wholesale inventory receivables
Prior to the fourth quarter of 2004, we reported an increase in cash flow from operating activities when a dealer remitted payment for a trade receivable that was subsequently financed with the issuance of a wholesale inventory receivable by Cat Financial. The issuance of a wholesale inventory receivable by Cat Financial was reported as an Addition to Finance Receivables in the Consolidated Statement of Cash Flow and the subsequent collection was reported as a Collection of Finance Receivables. Similar to securitized receivables, this cash flow treatment followed our principal lines of business reporting, however, when we reported an increase in cash flow from operating activities and a corresponding outflow from investing activities there was no increase in cash on a consolidated basis from the sale of inventory to our dealers and customers. We therefore eliminated the offsetting non-cash transaction in the Consolidated Statement of Cash Flow. In addition, we reclassified the collection of wholesale inventory receivables to operating activities. The reclassification properly classifies cash receipts from the sale of inventory as operating activities and reflects that these cash flows, although held and managed by Cat Financial, arise from our sale of Machinery and Engines inventory.

These reclassifications had no impact on the "Increase in Cash and Short-term Investments" on the Statement of Consolidated Cash Flow.

Prior amounts reported have been reclassified to conform to this presentation as follows:

	2003
	Previous classification(1)	Change	As Reclassified
	(Millions of dollars)
Consolidated Financial Position—Statement 2
Receivables—trade and other	$3,671	$359	$4,030
Receivables—finance	7,076	(1,909)	5,167
Retained interests in securitized trade receivables	—	1,550	1,550
Long-term receivables—trade and other	82	428	510
Long-term receivables—finance	8,163	(428)	7,735
Consolidated Statement of Cash Flow—Statement 4
Receivables—trade and other	$(438)	$(7,677)	$(8,115)
Net cash provided by (used for) operating activities	2,066	(7,677)	(5,611)
Additions to finance receivables	(17,146)	10,278	(6,868)
Collections of finance receivables	13,882	(8,631)	5,251
Proceeds from sale of finance receivables	1,760	(1,099)	661
Collections of retained interests in securitized trade receivables	—	7,129	7,129
Net cash provided by (used for) investing activities	(2,793)	7,677	4,884

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

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, euro, Japanese yen, Mexican peso, Singapore dollar, Chinese yuan, New Zealand dollar or Swiss franc forward or option contracts that meet the standard for hedge accounting. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Engines foreign currency contracts are undesignated. We designate as fair value hedges specific euro forward contracts used to hedge firm commitments.

As of December 31, 2005, $8 million of deferred net losses included in equity ("Accumulated other comprehensive income" in Statement 2), are expected to be reclassified to current earnings ["Other income (expense)"] over the next twelve months when earnings are positively affected by the hedged transactions. As of December 31, 2004 and 2003, the projected reclassification was a gain of $102 million and $70 million, respectively. The decrease from 2004 to 2005 is due to expiration of several Machinery and Engines long-term hedges. The actual amount recorded in "Other income (expense)" will vary based on exchange rates at the time the hedged transactions impact earnings. There were no circumstances where hedge treatment was discontinued during 2005, 2004 or 2003.

In managing foreign currency risk for our Financial Products operations, our objective is to minimize earnings volatility resulting from conversion and the remeasurement of net foreign currency balance sheet positions. Our policy allows the use of foreign currency forward and option contracts to offset the risk of currency mismatch between our receivables and debt. All such foreign currency forward and option contracts are undesignated.

Gains/(losses) included in current earnings [Other income (expense)] on undesignated contracts:

	2005	2004	2003
	(Millions of dollars)
Machinery and Engines:
On undesignated contracts	$25	$(9)	$(1)
Financial Products:
On undesignated contracts	$58	$(46)	$(121)

	$83	$(55)	$(122)

Gains and losses on the Financial Products contracts above are substantially offset by balance sheet translation gains and losses.

B. Interest rate risk
Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Our practice is to use interest rate swap agreements to manage our exposure to interest rate changes and, in some cases, lower the cost of borrowed funds.

Machinery and Engines operations generally use fixed rate debt as a source of funding. Our objective is to minimize the cost of borrowed funds. Our policy allows us to enter into fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. During 2001, our Machinery and Engines operations liquidated all fixed-to-floating interest rate swaps. The gain ($11 million as of December 31, 2005) is being amortized to earnings ratably over the remaining life of the hedged debt.

Financial Products operations have a match funding policy that addresses interest rate risk by aligning the interest rate profile (fixed or floating rate) of their debt portfolio with the interest rate profile of their receivables portfolio within predetermined ranges on an on-going basis. In connection with that policy, we use interest rate derivative instruments to modify the debt structure to match assets within the receivables portfolio. This match funding reduces the volatility of margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move. This is accomplished by changing the characteristics of existing debt instruments or entering into new agreements in combination with the issuance of new debt.

Our policy allows us to use floating-to-fixed, fixed-to-floating and floating-to-floating interest rate swaps to meet the match funding objective. To support hedge accounting, we designate fixed-to-floating interest rate swaps as fair value hedges of the fair value of our fixed rate debt at the inception of the contract. Financial Products' practice is to designate most floating-to-fixed interest rate swaps as cash flow hedges of the variability of future cash flows at the inception of the swap contract. Designation as a hedge of the variability of cash flow is performed to support hedge accounting. Financial Products liquidated fixed-to-floating interest rate swaps during 2005, 2004 and 2002. The gains ($14 million as of December 31, 2005) are being amortized to earnings ratably over the remaining life of the hedged debt.

Gains/(losses) included in current earnings [Other income (expense)]:

	2005	2004	2003
	(Millions of dollars)
Fixed-to-floating interest rate swaps
Machinery and Engines:
Gain on liquidated swaps	$5	$5	$6
Financial Products:
Loss on designated interest rate derivatives	(71)	(28)	(20)
Gain on hedged debt	71	28	20
Gain on liquidated swaps—included in interest expense	5	2	2

	$10	$7	$8

As of December 31, 2005, $12 million of deferred net gains included in equity ("Accumulated other comprehensive income" in Statement 2), related to Financial Products floating-to-fixed interest rate swaps, are expected to be reclassified to current earnings ("Interest expense of Financial Products") over the next twelve months. As of December 31, 2004, this projected reclassification was a net loss of $3 million. As of December 31, 2003, this projected reclassification was a net loss of $16 million. There were no circumstances where hedge treatment was discontinued during 2005, 2004 or 2003.

C. Commodity price risk
Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our Machinery and Engines operations purchase aluminum, copper and nickel embedded in the components we purchase from suppliers. Our suppliers pass on to us price changes in the commodity portion of the component cost. In addition, we are also subjected to price changes on natural gas purchased for operational use.

Our objective is to minimize volatility in the price of these commodities. Our policy allows us to enter into commodity forward and option contracts to lock in the purchase price of a portion of these commodities within a four-year horizon. All such commodity forward and option contracts are undesignated. Gains on the undesignated contracts of $7 million, $15 million and $27 million were recorded in current earnings ["Other income (expense)"] in 2005, 2004 and 2003, respectively.

4. Other income (expense)

	Years ended December 31,
	2005	2004	2003
	(Millions of dollars)
Investment and interest income	$97	$77	$31
Foreign exchange gains	148	96	3
Charge for early retirement of debt	—	—	(55)
License fees	59	54	40
Miscellaneous income (loss)	73	26	34

	$377	$253	$53

5. Income taxes
The components of profit before taxes were:
	Years ended December 31,
	2005	2004	2003
	(Millions of dollars)
U.S.	$2,254	$1,106	$489
Non-U.S.	1,647	1,601	988

	$3,901	$2,707	$1,477

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. However, since such earnings are subject to taxation in more than one country, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision for income taxes were:
	Years ended December 31,
	2005	2004	2003
	(Millions of dollars)
Current tax provision (credit):
U.S. Federal	$683	$136	$24
Non-U.S.	365	308	196
State (U.S.)	31	13	10

	1,079	457	230

Deferred tax provision (credit):
U.S. Federal	(5)	301	182
Non-U.S.	31	(24)	(21)
State (U.S.)	15	(3)	7

	41	274	168

Total provision for income taxes	$1,120	$731	$398

Reconciliation of the U.S. federal statutory rate to effective rate:
	Years ended December 31,
	2005	2004	2003
U.S. statutory rate	35.0%	35.0%	35.0%
(Decreases) increases in taxes resulting from:
Benefit of extraterritorial income exclusion	(2.7)%	(4.9)%	(4.9)%
Non-U.S. subsidiaries taxed at other than 35%	(3.2)%	(3.7)%	(4.0)%
Other—net	0.4%	0.6%	0.9%

	29.5%	27.0%	27.0%

Discrete items	(0.8)%	—	—

Provision for income taxes	28.7%	27.0%	27.0%

We paid income taxes of $731 million, $326 million and $55 million in 2005, 2004 and 2003, respectively.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.

Deferred income tax assets and liabilities:
	December 31,
	2005	2004	2003
	(Millions of dollars)
Deferred income tax assets:
Postemployment benefits other than pensions	$1,034	$1,092	$1,147
Warranty reserves	216	212	163
Unrealized profit excluded from inventories	176	153	136
Tax carryforwards	523	498	395
Deferred compensation	70	57	48
Allowance for credit losses	86	73	66
Unremitted earnings of non-U.S. subs	—	—	25
Post sale discounts	62	51	39
Other—net	106	184	156

	2,273	2,320	2,175

Deferred income tax liabilities:
Capital assets	(787)	(903)	(731)
Pension	(359)	(216)	(102)
Unremitted earnings of non-U.S. subs	(52)	(131)	—

	(1,198)	(1,250)	(833)

Valuation allowance for deferred tax assets	(79)	(42)	(62)

Deferred income taxes—net	$996	$1,028	$1,280

SFAS 109 requires that individual tax-paying entities of the company offset all current deferred tax liabilities and assets within each particular tax jurisdiction and present them as a single amount in the Consolidated Financial Position. A similar procedure is followed for all noncurrent deferred tax liabilities and assets. Amounts in different tax jurisdictions cannot be offset against each other. The amount of deferred income taxes at December 31, included on the following lines in Statement 2, are as follows:

	2005	2004	2003
	(Millions of dollars)
Assets:
Deferred and refundable income taxes	$344	$397	$702
Deferred income taxes	768	674	616

	$1,112	$1,071	$1,318

Liabilities:
Deferred and current income taxes payable	$89	$20	$18
Deferred income taxes and other liabilities	27	23	20

Deferred income taxes—net	$996	$1,028	$1,280

As of December 31, 2005, amounts and expiration dates of U.S. foreign tax credits available to carry forward were:

2006-2011	2012	2013	2014	2015	Total
(Millions of dollars)
$0	$36	$109	$74	$18	$237

 As of December 31, 2005, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

2006	2007	2008	2009	2010-2015	Unlimited	Total
(Millions of dollars)
$7	$3	$0	$5	$137	$569	$721

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.

As of December 31, 2005, approximately $890 million of state tax net operating losses (NOLs) and $36 million of state tax credit carryforwards were available. Of the NOLs, 67% expire after 2015. The state tax credit carryforwards expire over the next ten years. We established a valuation allowance for those NOLs and credit carryforwards likely to expire prior to utilization.

In December 2004, the FASB issued FASB Staff Position No. 109-1 "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" (FSP 109-1). FSP 109-1 provides accounting guidance for companies that will be eligible for a tax deduction resulting from "qualified production activities income" as defined in the American Jobs Creation Act of 2004 (the Act). FSP 109-1 requires this deduction be treated as a special deduction in accordance with SFAS 109, which does not require a revaluation of our U.S. deferred tax assets. We applied the guidance in FSP 109-1 upon recognition of this tax deduction beginning January 1, 2005. The application of FSP 109-1 did not have a material impact on our financial statements.

In December 2004, the FASB issued FASB Staff Position No. 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (FSP 109-2). FSP 109-2 provides accounting guidance for the one-time tax deduction of 85% of non-U.S. earnings that are repatriated in excess of a base amount as defined in the Act. SFAS 109 requires a company to reflect in the period of enactment the effect of a new tax law. Due to the lack of clarification of certain provisions within the Act, FSP 109-2 allowed companies time beyond the financial reporting period of enactment to evaluate the effect of the Act. We completed our evaluation in the second quarter and recognized a provision for income taxes of $33 million in 2005 under the provisions of the Act. We repatriated earnings of $1.4 billion in 2005, which includes approximately $500 million subject to the preferential treatment allowed by the Act. In connection with our repatriation plan, we now intend to indefinitely reinvest earnings of a few selected non-U.S. subsidiaries and have reversed the associated deferred tax liability of $38 million.

The 2005 provision for income taxes also includes the impact of favorable tax settlements of $26 million primarily related to non-U.S. tax jurisdictions. The net impact of repatriation planning and these favorable tax settlements was a $31 million decrease to our 2005 provision for income taxes. Excluding these discrete items, the effective tax rate for 2005 was 29.5%.

During the second quarter of 2005, the Internal Revenue Service (IRS) completed its field examination of our 1995 through 1999 U.S. tax returns. In connection with this examination, we received notices of certain adjustments proposed by the IRS, primarily related to foreign sales corporation (FSC) commissions, foreign tax credit calculations and R&D credits. We disagree with these proposed adjustments and are vigorously disputing this matter through applicable IRS and judicial procedures, as appropriate. Although the final resolution of the proposed adjustments is uncertain, in the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

6. Sales and servicing of trade receivables
Our Machinery and Engines operations generate trade receivables from the sale of inventory to dealers and customers. Certain of these receivables are sold to Cat Financial.

A.    Prior to June 2005, Cat Financial periodically securitized a portion of the dealer receivables using a revolving securitization structure. We used a trust which issued a collateralized trust obligation (CTO) certificate to third party purchasers for their portion of these receivables. The trust also issued a transferor certificate (certificated retained interests) to Cat Financial for the portion not represented by the CTO.

For 2003 and through August of 2004, the trust was a qualifying special purpose entity (QSPE) and thus, in accordance with SFAS 140, was not consolidated. The outstanding principal balance of the CTO was not included in our Consolidated Financial Position during these periods. As of December 31, 2003, the certificated retained interests of $1,550 million were included in "Retained Interests in Securitized Trade Receivables" in Statement 2.

From September 2004 through May 2005, because of a significant increase in Machinery and Engines' sales and subsequent sale of the receivables to Cat Financial, our certificated retained interests in the trust exceeded 90% of the fair value of trust assets. Thus, during this period, the trust did not qualify as a QSPE as defined by SFAS 140. We therefore consolidated the trust in accordance with FIN 46R, "Consolidation of Variable Interest Entities" (revised) as it represents a variable interest entity for which Cat Financial is the primary beneficiary. As of December 31, 2004, assets of the trust of $2,587 million were included in "Receivables—trade and other" in Statement 2 and the CTO of $240 million was included in "Short-term Borrowings." Please refer to Note 15.

Cat Financial serviced the dealer receivables and received an annual servicing fee of approximately 1% of the average outstanding principal balance of the securitized trade receivables transferred to third party purchasers. Consolidated expenses of $7 million and $6 million related to the securitized receivables were recognized during 2004 and 2003, respectively, and are included in "Other income (expense)" on Statement 1. Expected credit losses were assumed to be 0% because dealer receivables have historically had no losses and none were expected. The carrying value of the certificated retained interests approximated fair value due to their short-term nature. Other than the certificated retained interests (assets of the trust when consolidated), the investors and the securitization facilities had no recourse to Cat Financial's assets for failure of debtors to pay when due.

	2004	2003
	(Millions of dollars)
Cash flow from securitizations:
Proceeds from collections reinvested in revolving securitization(1)	$663	$1,099
Servicing fees received(1)	2	2
Characteristics of securitized receivables:
Principal balance at December 31:
Certificated retained interests	$—	$1,550
Collateralized trust obligation	—	240
Average balance for the year ended December 31(1):
Certificated retained interests	$1,936	$1,350
Collateralized trust obligation	240	240

(1) For 2004, proceeds, servicing fees and average balances include only the periods the trust was a QSPE.

In June 2005, Cat Financial terminated the trade receivable securitization trust and no longer securitizes trade receivables. Upon termination, receivables held by the trust were transferred back to Cat Financial.

B.    In June 2005, Cat Financial transferred an undivided interest of $240 million in trade receivables to third party purchasers. In accordance with SFAS 140, the transfer to third party purchasers is accounted for as a sale. Cat Financial services the transferred trade receivables and receives an annual servicing fee of approximately 1% of the average outstanding principal balance. Consolidated expense of $8 million related to the sale of trade receivables was recognized during 2005 and is included in "Other income (expense)" on Statement 1.

The remaining interest as of December 31, 2005 of $3,028 million is included in "Receivables—trade and other" in Statement 2. The cash collections from these receivables held by Cat Financial, including those attributable to the third party purchasers, are first applied to satisfy any obligations of Cat Financial to those purchasers. The third party purchasers have no recourse to Cat Financial's assets, other than the remaining interest, for failure of debtors to pay when due. For Cat Financial's remaining interest in trade receivables, carrying amount approximated fair value due to the short-term nature of these receivables.

7. Wholesale inventory receivables
Wholesale inventory receivables are receivables of Cat Financial that arise when Cat Financial provides financing for a dealer's purchase of inventory. These receivables are included in "Receivables—trade and other" and "Long-term receivables—trade and other" in Statement 2 and were $1,282 million, $991 million and $764 million at December 31, 2005, 2004 and 2003, respectively. Please refer to Note 20 on page A-28 and Table III on page A-29 for fair value information.

Contractual maturities of outstanding wholesale inventory receivables:

	December 31, 2005
Amounts Due In	Wholesale Installment Contracts	Wholesale Finance Leases	Wholesale Notes	Total
	(Millions of dollars)
2006	$37	$73	$441	$551
2007	13	52	254	319
2008	14	36	250	300
2009	10	19	18	47
2010	7	7	14	28
Thereafter	—	—	3	3

	81	187	980	1,248

Guaranteed residual value	—	85	—	85
Less: Unearned income	4	18	29	51

Total	$77	$254	$951	$1,282

8. Finance receivables
Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 2 are net of an allowance for credit losses.

During 2005, 2004 and 2003, Cat Financial securitized retail installment sale contracts and finance leases into public asset backed securitization facilities. The securitization facilities are qualifying special purpose entities and thus, in accordance with SFAS 140, are not consolidated. These finance receivables, which are being held in securitization trusts, are secured by new and used equipment. Cat Financial retained servicing responsibilities and subordinated interests related to these securitizations. For 2005, subordinated interests included subordinated certificates with an initial fair value of $8 million, an interest in certain future cash flow (excess) with an initial fair value of $1 million and a reserve account with an initial fair value of $12 million. For 2004, subordinated interests included subordinated certificates with an initial fair value of $8 million, an interest in certain future cash flow (excess) with an initial fair value of $2 million and a reserve account with an initial fair value of $10 million. For 2003, subordinated interests included subordinated certificates with an initial fair value of $9 million, an interest in certain future cash flow (excess) with an initial fair value of $14 million and a reserve account with an initial fair value of $10 million. The company's retained interests generally are subordinate to the investors' interests. Net gains of $12 million, $13 million and $22 million were recognized on these transactions in 2005, 2004 and 2003, respectively.

Significant assumptions used to estimate the fair value of the retained interests and subordinated certificates at the time of the transaction were:

	2005	2004	2003
Discount rate	10.8%	10.7%	11.0%
Weighted-average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	1.0%

These assumptions are based on our historical experience, market trends and anticipated performance relative to the particular assets securitized.

The company receives annual servicing fees of approximately 1% of the unpaid note value.

As of December 31, 2005, 2004 and 2003, the subordinated retained interests in the public securitizations totaled $72 million, $73 million and $73 million, respectively. Key assumptions used to determine the fair value of the retained interests were:

	2005	2004	2003
Cash flow discount rates on retained interests and subordinated tranches	10.7%	10.7%	9.1-10.8%
Weighted-average maturity	30 months	28 months	27 months
Average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	1.0%

The investors and the securitization trusts have no recourse to Cat Financial's other assets for failure of debtors to pay when due.

We estimated the impact of individual 10% and 20% changes to the key economic assumptions used to determine the fair value of residual cash flow in retained interests on our income. An

TABLE I—Finance Receivables Information (Millions of dollars)

Contractual maturities of outstanding finance receivables:

	December 31, 2005
Amounts Due In	Retail Installment Contracts	Retail Finance Leases	Retail Notes	Wholesale Notes	Total
2006	$2,760	$2,085	$1,896	$137	$6,878
2007	1,988	1,465	850	15	4,318
2008	1,312	951	626	7	2,896
2009	657	516	439	—	1,612
2010	214	218	374	—	806
Thereafter	39	205	731	—	975

	6,970	5,440	4,916	159	17,485

Residual value	—	938	—	—	938
Less: Unearned income	681	623	74	—	1,378

Total	$6,289	$5,755	$4,842	$159	$17,045

Impaired loans and leases:
	2005	2004	2003
Average recorded investment	$143	$265	$321

At December 31:
Recorded investment	$106	$181	$275
Impaired loans/finance leases for which there is a related allowance for credit losses	$33	$51	$98
Impaired loans/finance leases for which there is no related allowance for credit losses	$73	$130	$177

Allowance for credit loss activity:
	2005	2004	2003
Balance at beginning of year	$278	$241	$207
Provision for credit losses	92	105	101
Receivables written off	(62)	(88)	(104)
Recoveries on receivables previously written off	17	16	22
Other—net	(23)	4	15

Balance at end of year	$302	$278	$241

In estimating the allowance for credit losses, we review accounts that are past due, non-performing or in bankruptcy.

Cat Financial's net retail finance leases:
	December 31,
	2005	2004	2003
Total minimum lease payments receivable	$5,440	$4,876	$4,096
Estimated residual value of leased assets:
Guaranteed	384	379	323
Unguaranteed	554	540	558

	6,378	5,795	4,977

Less: Unearned income	623	550	498

Net retail finance leases	$5,755	$5,245	$4,479

	2005	2004	2003
Cash flow from securitizations:
Proceeds from initial sales of receivables	$829	$639	$661
Servicing fees received	11	9	8
Cash flows received on retained interests	38	34	15
Characteristics of securitized receivables:
At December 31:
Total securitized principal balance	$980	$815	$813
Loans more than 30 days past due	23	26	34
Weighted average maturity (in months)	30	28	27
For the year ended December 31:
Average securitized principal balance	$1,085	$873	$884
Net credit losses	3	4	6

independent, adverse change to each key assumption had an immaterial impact on the fair value of residual cash flow.

We consider an account past due if any portion of an installment is due and unpaid for more than 30 days. Recognition of income is suspended when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired loans or finance leases are recorded against the receivable and then to any unrecognized income. Investment in loans/finance leases on nonaccrual status were $175 million, $176 million and $233 million and past due over 90 days and still accruing were $31 million, $11 million and $25 million as of December 31, 2005, 2004 and 2003, respectively.

Cat Financial provides financing only when acceptable criteria are met. Credit decisions are based on, among other things, the customer's credit history, financial strength and intended use of equipment. Cat Financial typically maintains a security interest in retail financed equipment and requires physical damage insurance coverage on financed equipment.

Please refer to Table I above for additional finance receivables information and Note 20 on page A-28 and Table III on page A-29 for fair value information.

9. Inventories
	December 31,
	2005	2004	2003
	(Millions of dollars)
Raw materials	$1,689	$1,592	$1,105
Work-in-process	814	664	377
Finished goods	2,493	2,209	1,381
Supplies	228	210	184

Total inventories	$5,224	$4,675	$3,047

We had long-term material purchase obligations of approximately $890 million at December 31, 2005.

10. Property, plant and equipment

	Useful Lives (Years)	2005	December 31, 2004	2003
		(Dollars in millions)
Land	—	$154	$152	$149
Buildings and land improvements	20-45	3,195	3,089	3,006
Machinery, equipment and other	3-10	7,829	7,361	7,039
Equipment leased to others	1-10	3,988	3,975	3,609
Construction-in-process	—	696	587	487

Total property, plant and equipment, at cost		15,862	15,164	14,290
Less: Accumulated depreciation		7,874	7,482	7,039

Property, plant and equipment — net		$7,988	$7,682	$7,251

We had commitments for the purchase or construction of capital assets of approximately $461 million at December 31, 2005. Software assets totaling $50 million, primarily related to our dealer distribution support system, were abandoned in 2005. The write-off of these assets is included in "Other Operating Expense" on Statement 1.

Assets recorded under capital leases(1):
	December 31,
	2005	2004	2003
	(Millions of dollars)
Gross capital leases(2)	$91	$326	$321
Less: Accumulated depreciation	55	220	213

Net capital leases	$36	$106	$108

(1) Included in Property, plant and equipment table above.
(2) Consists primarily of machinery and equipment.

The decrease in capital leases was due to termination of certain leases in the fourth quarter of 2005. See Note 16 for additional information.

Equipment leased to others (primarily by Financial Products):
	December 31,
	2005	2004	2003
	(Millions of dollars)
Equipment leased to others—at original cost	$3,988	$3,975	$3,609
Less: Accumulated depreciation	1,201	1,196	1,074

Equipment leased to others — net	$2,787	$2,779	$2,535

At December 31, 2005, scheduled minimum rental payments to be received for equipment leased to others were:

2006	2007	2008	2009	2010	After 2010
(Millions of dollars)
$636	$473	$281	$136	$66	$20

11. Investment in unconsolidated affiliated companies

Our investment in affiliated companies accounted for by the equity method consists primarily of a 50% interest in Shin Caterpillar Mitsubishi Ltd. (SCM) located in Japan. Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a three-month lag, e.g., SCM results reflect the periods ending September 30) was as follows:

	Years ended December 31,
	2005	2004	2003
	(Millions of dollars)
Results of Operations:
Sales	$4,140	$3,628	$2,946
Cost of sales	3,257	2,788	2,283

Gross profit	883	840	663
Profit (loss)	$161	$129	$48

Caterpillar's profit (loss)	$73	$59	$20

	December 31,
	2005	2004	2003
	(Millions of dollars)
Financial Position:
Assets:
Current assets	$1,714	$1,540	$1,494
Property, plant and equipment—net	1,121	1,097	961
Other assets	193	145	202

	3,028	2,782	2,657

Liabilities:
Current liabilities	$1,351	$1,345	$1,247
Long-term debt due after one year	336	276	343
Other liabilities	188	214	257

	1,875	1,835	1,847

Ownership	$1,153	$947	$810

Caterpillar's investment in unconsolidated affiliated companies:
	December 31,
	2005	2004	2003
	(Millions of dollars)
Investment in equity method companies	$540	$487	$432
Plus: Investment in cost method companies	25	30	368

Total investments in unconsolidated affiliated companies	$565	$517	$800

At December 31, 2005, consolidated "Profit employed in the business" in Statement 2 included $202 million representing undistributed profit of the unconsolidated affiliated companies.

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

12. Intangible assets and goodwill

A. Intangible assets

Intangible assets are comprised of the following:
	Weighted Amortizable Life (Years)	December 31,
		2005	2004	2003
		(Millions of dollars)

Intellectual property	10	$206	$213	$126
Other	16	73	73	0

Total finite-lived intangible assets—gross		279	286	126
Less: Accumulated amortization		107	91	44

		172	195	82
Pension-related		252	120	157

Intangible assets—net		$424	$315	$239

During 2004 we acquired finite lived intangible assets of $130 million. (See Note 26 for details on the acquisition of these assets.) Amortization expense related to intangible assets was $22 million, $18 million and $15 million for 2005, 2004 and 2003, respectively.

Amortization expense related to intangible assets is expected to be:

2006	2007	2008	2009	2010	Thereafter
(Millions of dollars)
$21	$18	$16	$16	$18	$83

B. Goodwill
During 2004 we acquired assets with related goodwill of $55 million. (See Note 26 for details on the acquisition of these assets.) No goodwill was acquired during the years ended December 31,

2005 and 2003. During 2003 we disposed of assets reported in the Electric Power segment with related goodwill of $3 million. No goodwill was disposed of during the years ended December 31, 2005 and 2004. On an annual basis, we test goodwill for impairment in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." No goodwill was impaired during the years ended December 31, 2005, 2004 and 2003.

13. Available-for-sale securities
Financial Products, primarily Cat Insurance, has investments in certain debt and equity securities at December 31, 2005, 2004 and 2003, that have been classified as available-for-sale in accordance with SFAS 115 and recorded at fair value based upon quoted market prices. These fair values are included in "Other assets" in Statement 2. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity ("Accumulated other comprehensive income" in Statement 2). Realized gains and losses on sales of investments are generally determined using the FIFO method for debt instruments and the specific identification method for equity securities. Realized gains and losses are included in "Other income (expense)" in Statement 1.

	December 31, 2005
	Cost Basis	Unrealized Pre-Tax Net Gains (Losses)	Fair Value
	(Millions of dollars)
Government debt	$305	$(6)	$299
Corporate bonds	422	(7)	415
Equity securities	146	38	184

	$873	$25	$898

	December 31, 2004
	Cost Basis	Unrealized Pre-Tax Net Gains (Losses)	Fair Value
	(Millions of dollars)
Government debt	$239	$(1)	$238
Corporate bonds	342	—	342
Equity securities	204	26	230

	$785	$25	$810

	December 31, 2003
	Cost Basis	Unrealized Pre-Tax Net Gains	Fair Value
	(Millions of dollars)
Government debt	$102	$—	$102
Corporate bonds	288	3	291
Equity securities	191	15	206

	$581	$18	$599

Investments in an unrealized loss position that are not other-than-temporarily impaired

	December 31, 2005
	Less than 12 months(1)		More than 12 months(1)		Total
	Fair Value	Unreal- ized Losses	Fair Value	Unreal- ized Losses	Fair Value	Unreal- ized Losses
	(Millions of dollars)
Government debt	155	2	113	3	268	5
Corporate bonds	220	3	136	4	356	7
Equity securities	31	2	—	—	31	2

Total	$406	$7	$249	$7	$655	$14

	December 31, 2004
	Less than 12 months(1)		More than 12 months(1)		Total
	Fair Value	Unreal- ized Losses	Fair Value	Unreal- ized Losses	Fair Value	Unreal- ized Losses
	(Millions of dollars)
Government debt	166	1	9	—	175	1
Corporate bonds	156	2	35	1	191	3
Equity securities	46	1	2	—	48	1

Total	$368	$4	$46	$1	$414	$5

	December 31, 2003
	Less than 12 months(1)		More than 12 months(1)		Total
	Fair Value	Unreal- ized Losses	Fair Value	Unreal- ized Losses	Fair Value	Unreal- ized Losses
	(Millions of dollars)
Corporate bonds	93	2	13	1	106	3
Equity securities	—	—	25	1	25	1

Total	$93	$2	$38	$2	$131	$4

(1) Indicates length of time that individual securities have been in a continuous unrealized loss position.

Government Debt. The unrealized losses on our investments in U.S. Treasury obligations, direct obligations of U.S. governmental agencies and federal agency mortgage-backed securities were caused by an increase in interest rates. There are no credit related events on any of these securities. We intend to and have the ability to hold these investments that are less than book value until recovery to fair value or maturity. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2005.

Corporate Bonds. The unrealized losses on our investments in corporate bonds relate primarily to an increase in interest rates. Much of the corporate debt securities market has also been affected by an increase in risk and volatility due to the aggressiveness of private equity funds. This has caused yield spreads in general to widen which has increased the size of the unrealized losses in the portfolio. We currently believe it is probable that we will be able to collect all amounts due according to the contractual terms of our investments in corporate debt securities. We intend to and have the ability to hold these investments that are less than book value, for the aforementioned reasons, until recovery to fair value or maturity. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2005.

Equity Securities. We maintain a well-diversified portfolio consisting of a separately managed account of individual stocks and four mutual funds. The individual securities and mutual fund investments support cash flow, asset allocation and investment objectives. In each case where unrealized losses occur in the individual stocks, company management is taking corrective action to increase shareholder value. None of the mutual funds are in a position where their market value is less than their cost. We currently believe it is probable that we will be able to recover all amounts due and do not consider these investments to be other than temporarily impaired as of December 31, 2005.

The fair value of available-for-sale debt securities at December 31, 2005, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

Fair Value
(Millions of dollars)
Due in one year or less	$43
Due after one year through five years	$308
Due after five years through ten years	$92
Due after ten years	$271

Proceeds from sales of investments in debt and equity securities during 2005, 2004 and 2003 were $257 million, $408 million and $329 million, respectively. Gross gains of $14 million, $8 million and $3 million and gross losses of $6 million, $6 million and $2 million have been included in current earnings as a result of these sales for 2005, 2004 and 2003, respectively.

During 2003, we recognized pretax charges in accordance with the application of SFAS 115 for "other than temporary" declines in the market value of securities in the Cat Insurance and Caterpillar Investment Management Ltd. investment portfolios of $33 million. During 2005 and 2004, there were no charges for "other than temporary" declines in the market value of securities.

14. Postemployment benefit plans
We have both U.S. and non-U.S. pension plans covering substantially all of our U.S. employees and a portion of our non-U.S. employees, primarily in our European facilities. Our defined benefit plans provide a benefit based on years of service and/or the employee's average earnings near retirement. Our defined contribution plans allow employees to contribute a portion of their salary to help save for retirement, and in certain cases, we provide a matching contribution. We also have defined-benefit retirement health care and life insurance plans covering substantially all of our U.S. employees.

In January 2005, amendments were made to both U.S. hourly pension and other postretirement benefit plans due to the company and the United Auto Workers reaching a new six-year labor agreement that will expire on March 1, 2011. These plans were re-measured as of January 10, 2005 to account for the benefit changes. The result was a $29 million increase in pension cost, and a $69 million increase in other postretirement benefit cost for 2005. In addition, the Additional Minimum Pension Liability increased $233 million as a result of the re-measurement. The liability was offset by an increase in pension-related intangible assets of $164 million and a decrease in other comprehensive income (pre-tax) of $69 million.

In April 2005, amendments were made to our U.S. salaried and management other postretirement benefit plan. The plan was re-measured, resulting in a reduction of $18 million in other postretirement benefit cost for 2005.

We use a November 30th measurement date for our U.S. pension and other postretirement benefit plans and a September 30th measurement date for our non-U.S. pension plans. Year-end asset and obligation amounts are disclosed as of the plan measurement dates.

A. Benefit obligations
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(Millions of dollars)
Change in benefit obligation:
Benefit obligation, beginning of year	$9,593	$8,993	$7,844	$2,097	$1,836	$1,517	$4,926	$5,004	$4,465
Service cost	150	143	122	58	53	43	86	66	70
Interest cost	555	548	554	109	97	83	294	265	298
Plan amendments	204	—	(27)	(8)	—	—	412	—	(6)
Actuarial losses (gains)	863	584	1,148	254	54	118	458	(64)	474
Foreign currency exchange rates	—	—	—	(65)	135	137	(2)	2	4
Participant contributions	—	—	—	12	11	10	28	58	25
Benefits paid	(686)	(675)	(648)	(96)	(89)	(72)	(384)	(405)	(326)

Benefit obligation, end of year	$10,679	$9,593	$8,993	$2,361	$2,097	$1,836	$5,818	$4,926	$5,004

Accumulated benefit obligation, end of year	$10,213	$9,040	$8,379	$2,069	$1,844	$1,660

Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate(1)	5.6%	5.9%	6.2%	4.6%	5.2%	5.1%	5.6%	5.9%	6.1%
Rate of compensation increase(1)	4.0%	4.0%	4.0%	3.7%	3.5%	3.2%	4.0%	4.0%	4.0%

(1) End of year rates are used to determine net periodic cost for the subsequent year.  See Note 14E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One-percentage- point increase	One-percentage- point decrease
	(Millions of dollars)
Effect on 2005 service and interest cost components of other postretirement benefit cost	$34	$(29)
Effect on accumulated postretirement benefit obligation	$432	$(376)

B. Plan assets
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(Millions of dollars)
Change in plan assets:
Fair value of plan assets, beginning of year	$8,725	$7,728	$6,443	$1,503	$1,262	$1,024	$994	$867	$849
Actual return on plan assets	860	1,106	1,290	272	124	120	100	118	140
Foreign currency exchange rates	—	—	—	(47)	91	96	—	—	—
Company contributions	542	566	643	390	104	84	573	356	179
Participant contributions	—	—	—	12	11	10	28	58	25
Benefits paid	(686)	(675)	(648)	(96)	(89)	(72)	(384)	(405)	(326)
Settlements	—	—	—	(10)	—	—	—	—	—

Fair value of plan assets, end of year	$9,441	$8,725	$7,728	$2,024	$1,503	$1,262	$1,311	$994	$867

The asset allocation for our pension and other postretirement benefit plans at the end of 2005, 2004 and 2003, and the target allocation for 2006, by asset category, are as follows:
	Target Allocation	Percentage of Plan Assets at Year End
	2006	2005	2004	2003
U.S. pension:
Equity securities	70%	72%	74%	75%
Debt securities	30%	28%	26%	25%

Total	100%	100%	100%	100%

Non-U.S. pension:
Equity securities	64%	63%	54%	56%
Debt securities	29%	30%	38%	39%
Real estate	6%	5%	6%	4%
Other	1%	2%	2%	1%

Total	100%	100%	100%	100%

Other postretirement benefits:
Equity securities	80%	84%	84%	84%
Debt securities	20%	16%	16%	16%

Total	100%	100%	100%	100%

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

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

	U.S. Pension Benefits(1)			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(Millions of dollars)
Caterpillar Inc. common stock	$371	$299	$245	$2	$—	$—	$5	$1	$2

(1) Amounts represent 4% of total plan assets for 2005 and 3% for 2004 and 2003.

C. Funded status
The funded status of the plans, reconciled to the amount reported on the Consolidated Financial Position, is as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(Millions of dollars)
End of Year
Fair value of plan assets	$9,441	$8,725	$7,728	$2,024	$1,503	$1,262	$1,311	$994	$867
Benefit obligations	10,679	9,593	8,993	2,361	2,097	1,836	5,818	4,926	5,004
Over (under) funded status	(1,238)	(868)	(1,265)	(337)	(594)	(574)	(4,507)	(3,932)	(4,137)
Amounts not yet recognized:
Unrecognized prior service cost (benefit)	303	158	202	22	27	31	208	(232)	(280)
Unrecognized net actuarial loss	3,070	2,552	2,518	746	726	677	1,595	1,232	1,364
Unrecognized net obligation existing at adoption of SFAS 87/106	—	—	—	2	3	6	14	16	17
Contributions made after measurement date	1	—	1	1	22	14	28	27	57

Net amount recognized in financial position	$2,136	$1,842	$1,456	$434	$184	$154	$(2,662)	$(2,889)	$(2,979)

Components of net amount recognized in financial position:
Prepaid benefit costs	$1,487	$1,099	$1,136	$466	$28	$61	$—	$—	$—
Accrued benefit liabilities	(71)	(97)	(548)	(59)	(173)	(127)	(599)	(402)	(341)
Intangible assets	237	95	127	16	25	30	—	—	—
Liability for postemployment benefits	(760)	(248)	(136)	(92)	(181)	(327)	(2,063)	(2,487)	(2,638)
Accumulated other comprehensive income (pretax)	1,243	993	877	103	485	517	—	—	—

Net asset (liability) recognized	$2,136	$1,842	$1,456	$434	$184	$154	$(2,662)	$(2,889)	$(2,979)

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	at Year-end			at Year-end
	2005	2004	2003	2005	2004	2003
	(Millions of dollars)
Projected benefit obligation	$(10,679)	$(9,593)	$(8,993)	$(2,319)	$(2,059)	$(1,800)
Accumulated benefit obligation	$(10,213)	$(9,040)	$(8,379)	$(2,034)	$(1,813)	$(1,633)
Fair value of plan assets	$9,441	$8,725	$7,728	$1,973	$1,455	$1,216

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	at Year-end			at Year-end
	2005	2004	2003	2005	2004	2003
	(Millions of dollars)
Projected benefit obligation	$(4,594)	$(3,975)	$(3,785)	$(556)	$(2,003)	$(1,761)
Accumulated benefit obligation	$(4,564)	$(3,959)	$(3,751)	$(506)	$(1,767)	$(1,601)
Fair value of plan assets	$3,733	$3,614	$3,083	$382	$1,406	$1,181

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans.

D. Expected cash flow
Information about the expected cash flow for the pension and other postretirement benefit plans follows:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
	(Millions of dollars)
Employer contributions:
2006 (expected)	$10	$30	$550
Expected benefit payments:
2006	700	70	350
2007	710	70	370
2008	710	80	380
2009	720	80	390
2010	730	90	400
2011-2015	3,700	490	2,120

Total	$7,270	$880	$4,010

The above table reflects the total benefits expected to be paid from the plan or from company assets and does not include the participants' share of the cost. The expected benefit payments for our other postretirement benefits include payments for prescription drug benefits. Expected Medicare Part D subsidy amounts expected to be received by the company which will offset other postretirement benefit payments are as follows:

	2006	2007	2008	2009	2010	2011- 2015	Total
	(Millions of dollars)
Other postretirement benefits	$20	$20	$20	$30	$30	$170	$290

E. Net periodic cost
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	(Millions of dollars)
Components of net periodic benefit cost:
Service cost	$150	$143	$122	$58	$53	$43	$86	$66	$70
Interest cost	555	548	554	109	97	83	294	265	298
Expected return on plan assets	(712)	(697)	(680)	(111)	(103)	(94)	(91)	(74)	(88)
Settlement loss	—	—	—	3	—	—	—	—	—
Amortization of:
Net asset existing at adoption of SFAS 87/106	—	—	—	1	3	3	2	2	—
Prior service cost(1)	59	44	49	7	6	5	(29)	(48)	(47)
Net actuarial loss	197	142	27	50	38	14	85	45	36

Total cost included in operating profit	$249	$180	$72	$117	$94	$54	$347	$256	$269

Weighted-average assumptions used to determine net cost:
Discount rate(2)	5.9%	6.2%	7.0%	5.2%	5.1%	5.4%	5.8%	6.1%	7.0%
Expected return on plan assets(3)	9.0%	9.0%	9.0%	7.1%	7.4%	7.1%	9.0%	9.0%	9.0%
Rate of compensation increase	4.0%	4.0%	4.0%	3.5%	3.2%	3.3%	4.0%	4.0%	4.0%

(1)   Prior service costs for both pension and other postretirement benefits are generally amortized using the straight-line method over the average remaining service period to the full retirement eligibility date of employees expected to receive benefits from the plan amendment.  For other postretirement benefit plans in which all or almost all of the plan's participants are fully eligible for benefits under the plan, prior service costs are amortized using the straight-line method over the remaining life expectancy of those participants.
(2)   For U.S. plans impacted by the January 2005 plan amendments, a 5.8% discount rate was utilized for valuing the plan re-measurement. For the April 2005 other postretirement benefit plan amendment, a 5.7% discount rate was utilized for valuing the plan re-measurement.
(3)  The weighted-average rates for 2006 are 9.0% and 7.5% for U.S. and non-U.S. plans, respectively.

The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is based on the Moody's Aa bond yield as of our measurement date, November 30, and represents the rate at which our benefit obligations could effectively be settled. To validate the discount rate, a detailed analysis of the individual plans' expected cash flows is made annually. This involves analyzing Caterpillar's projected cash flows against a high quality bond yield curve, calculated using a wide population of corporate Aa bonds. The modeled discount rate that results from matching the aggregate expected future cash flows from the Caterpillar benefit plans to the yield curve of high quality corporate bonds is consistent with the annualized Moody's Aa rate. A similar process is used to determine the assumed discount rate for our non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense.

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1% for 2005, 2004 and 2003. A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. To calculate the 2005 benefit expense, we assumed an increase of 8.4% for 2005. This rate was assumed to decrease gradually to the ultimate health care trend rate of 5.0% in 2012. This rate represents 3.0% general inflation plus 2.0% additional health care inflation. Based on our recent expenses and our forecast of changes, we expect an increase of 8.5% during 2006 with a gradual decrease to the ultimate health care trend rate of 5.0% in 2013. The revised ultimate rate also represents 3.0% general inflation plus 2.0% additional health care inflation.

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

We determined that most of our U.S. retiree health care plans are at least actuarially equivalent to Medicare Part D and will qualify for the federal subsidy. In the third quarter of 2004, we adopted FSP 106-2 retroactive to December 31, 2003 (the period end that includes the date of the Act's enactment) as permitted by the FSP. The impact was a reduction in our accumulated postretirement benefit obligation of $284 million related to benefits attributed to past service. The reduction in the components of 2005 and 2004 net periodic postretirement benefits expense was as follows:

	2005	2004
	(Millions of dollars)
Service cost	$7	$4
Interest cost	24	18
Prior service cost	4	—
Amortization of actuarial gain	33	29

Total reduction in net periodic postretirement benefit cost	$68	$51

F. Other postemployment benefit plans
We offer long-term disability benefits, continued health care for disabled employees, survivor income benefit insurance and supplemental unemployment benefits to substantially all eligible U.S. employees.

G. Summary of long-term liability:

	December 31,
	2005	2004	2003
	(Millions of dollars)
Pensions:
U.S. pensions	$760	$248	$136
Non-U.S. pensions	92	181	327

Total pensions	852	429	463
Postretirement benefits other than pensions	2,063	2,487	2,638
Other postemployment benefits	76	70	71

	$2,991	$2,986	$3,172

H. Defined contribution plans
We have both U.S. and non-U.S. employee defined contribution plans to help employees save for retirement. In January 2003, we introduced a company match to our U.S. 401(k) plan. This plan allows eligible employees to contribute a portion of their salary to the plan on a tax-deferred basis, and we provide a matching contribution equal to 100% of employee contributions to the plan up to 6% of their compensation. Various other U.S. and non-U.S. defined contribution plans allow eligible employees to contribute a portion of their salary to the plans, and in some cases, we provide a matching contribution to the funds.

Total company costs related to U.S. and non-U.S. defined contribution plans were the following:

	2005	2004	2003
	(Millions of dollars)
U.S. plans	$135	$110	$106
Non-U.S. plans	18	11	11

	$153	$121	$117

15. Short-term borrowings
	December 31,
	2005	2004	2003
	(Millions of dollars)
Machinery and Engines:
Notes payable to banks	$543	$93	$72
Commercial paper	328	—	—

	871	93	72
Financial Products:
Notes payable to banks	257	370	183
Commercial paper	3,936	2,972	2,087
Collateralized trust obligation	—	240	—
Demand notes	505	482	415

	4,698	4,064	2,685

Total short-term borrowings	$5,569	$4,157	$2,757

See Note 6 for further discussion of the collateralized trust obligation.

The weighted average interest rates on external short-term borrowings outstanding were:
	December 31,
	2005	2004	2003
Notes payable to banks	5.4%	5.9%	6.5%
Commercial paper	3.4%	2.5%	2.1%
Collateralized trust obligation	—	2.3%	—
Demand notes	4.2%	2.3%	2.3%

Please refer to Note 20 on page A-28 and Table III on page A-29 for fair value information on short-term borrowings.

16. Long-term debt
	December 31,
	2005	2004	2003
	(Millions of dollars)
Machinery and Engines:
Notes—6.550% due 2011	$250	$250	$250
Debentures—9.000% due 2006	—	206	208
Debentures—7.250% due 2009	310	313	315
Debentures—9.375% due 2011	123	123	123
Debentures—9.375% due 2021	120	236	236
Debentures—8.000% due 2023	82	199	199
Debentures—6.625% due 2028	299	299	299
Debentures—7.300% due 2031	348	348	348
Debentures—5.300% due 2035	200	—	—
Debentures—6.950% due 2042	249	249	249
Debentures—7.375% due 2097	297	297	297
Capital lease obligations	66	665	611
Commercial paper	—	40	45
Deposit obligations	231	245	236
Other	142	193	187

Total Machinery and Engines	2,717	3,663	3,603
Financial Products:
Commercial paper	$299	$1,400	$1,825
Medium-term notes	12,187	10,468	8,775
Deposit obligations	232	232	232
Other	242	74	111

Total Financial Products	12,960	12,174	10,943

Total long-term debt due after one year	$15,677	$15,837	$14,546

All outstanding notes and debentures are unsecured. The capital lease obligations which were collateralized by leased manufacturing equipment and/or security deposits, were terminated in the fourth quarter of 2005. This resulted in the fulfillment of the capital lease obligation and conversion of the associated security deposits into cash. The deposit obligations have corresponding security deposits, which are included in "Other assets" in Statement 2. These deposit obligations and corresponding security deposits relate to two finance arrangements which provide us a return. These finance arrangements require that we commit to certain long-term obligations and provide security deposits which will fulfill these obligations when they become due.

On September 13, 2005, $116 million of 9.375% debentures due in 2021 and $117 million of 8.00% debentures due in 2023 were exchanged for $307 million of 5.30% debentures due in 2035 and $23 million of cash. The book value of the 5.30% debentures due in 2035 was $200 million at December 31, 2005, which results in an effective yield of 8.55%.

We may redeem the 6.55% notes and the 5.30%, 7.25%, 6.625%, 7.3%, 6.95% and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

Based on long-term credit agreements, $299 million, $1,440 million and $1,870 million of commercial paper outstanding at December 31, 2005, 2004 and 2003, respectively, was classified as long-term debt due after one year.

Medium-term notes are offered by prospectus and are issued through agents at fixed and floating rates. Financial Products medium-term notes have a weighted average interest rate of 4.1% with remaining maturities up to 20 years at December 31, 2005.

The aggregate amounts of maturities of long-term debt during each of the years 2006 through 2010, including amounts due within one year and classified as current, are:

	December 31,
	2006	2007	2008	2009	2010
	(Millions of dollars)
Machinery and Engines	$340	$88	$25	$550	$1
Financial Products	4,159	3,882	2,731	1,994	2,333

	$4,499	$3,970	$2,756	$2,544	$2,334

The above table includes $708 million of medium-term notes that can be called at par.

Interest paid on short-term and long-term borrowings for 2005, 2004 and 2003 was $1,030 million, $766 million and $718 million, respectively.

Please refer to Note 20 on page A-28 and Table III on page A-29 for fair value information on long-term debt.

17. Credit commitments
	December 31, 2005
	Consolidated		Machinery and Engines		Financial Products
	(Millions of dollars)
Credit lines available:
Global credit facilities	$5,750	(1)	$600	(1)	$5,150	(1)
Other external	2,177		911		1,266

Total credit lines available	7,927		1,511		6,416
Less: Global credit facilities supporting commercial paper	4,563		328		4,235
Less: Utilized credit	531		143		388

Available credit	$2,833		$1,040		$1,793

(1)   We have three global credit facilities with a syndicate of banks totaling $5,750 million available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs. Based on management's allocation decision, which can be revised at any time during the year, the portion of the facility available to Cat Financial at December 31, 2005 was $5,150 million. The five-year facility of $2,500 million expires in September 2009. The five-year facility of $1,625 million expires in September 2010. The 364-day facility of $1,625 million expires in September 2006. The facility expiring in September 2006 has a provision that allows Caterpillar or Cat Financial to obtain a one-year loan in September 2006 that would mature in September 2007.

As part of Cat Financial's 2005 global credit facilities renewal, the year-end leverage covenant (debt-to-equity ratio) has been increased to 8.5:1, from previous level of 8:1 which aligns it with the 8.5:1 six-month moving average leverage covenant. At December 31, 2005, there were no borrowings under these lines and Cat Financial was in compliance with all debt covenants.

18. Capital stock

A. Stock options
In 1996, stockholders approved the Stock Option and Long-Term Incentive Plan (the Plan) providing for the granting of options to purchase common stock to officers and other key employees, as well as non-employee directors. The Plan reserves 144 million shares of common stock for issuance (128 million under the Plan and 16 million under prior stock option plans). Options granted prior to 2004 vest at the rate of one-third per year over the three year period following the date of grant. In anticipation of delaying vesting until three years after the grant date for future grants, the 2004 grant vested on December 31, 2004. In order to better align our employee stock option program with the overall market, the number of options granted in 2005 (issued in February) was significantly reduced from the previous year. In response to this decrease, we elected to immediately vest the 2005 option grant. All grants continue to have a maximum term of 10 years. Common shares issued under stock options, including treasury shares reissued, totaled 18,912,521 for 2005, 12,207,420 for 2004 and 9,850,992 for 2003. We recognized income tax benefits related to employees' exercise of stock options of $134 million, $80 million, and $45 million in 2005, 2004 and 2003, respectively.

The Plan grants options which have exercise prices equal to the average market price on the date of grant. A summary of the pro forma net profit and profit per share amounts is shown in Item M of Note 1. In 2004, we switched from using the Black-Scholes option-pricing model to the binomial option-pricing model in order to calculate the fair value of our options. We believe this model more accurately reflects the value of the options than using the Black-Scholes option-pricing model. Grants made prior to 2004 continue to be valued using the Black-Scholes model.

Please refer to Table II below for additional financial information on our stock options.

B. Stockholders' rights plan
On June 17, 2005, Caterpillar Inc. executed a Fourth Amended and Restated version of its Stockholders' Rights Plan with Mellon Investor Services LLC. The modified agreement called for the final termination date of the Stockholders' Rights Plan to be moved up from December 11, 2006 to June 30, 2005, terminating the Stockholders' Rights Plan approximately 17 months earlier than the original agreement and subsequent amendments had specified.

19. Profit per share

Computations of profit per share:
	2005	2004	2003
	(Dollars in millions except per share data)
Profit for the period (A)	$2,854	$2,035	$1,099
Determination of shares (millions):
Weighted average number of common shares outstanding (B)	678.4	684.5	690.4
Shares issuable on exercise of stock options, net of shares assumed to be purchased out of proceeds at average market price	27.4	22.9	12.3
Average common shares outstanding for fully diluted computation (C)	705.8	707.4	702.7
Profit per share of common stock:
Assuming no dilution (A/B)	$4.21	$2.97	$1.59
Assuming full dilution (A/C)	$4.04	$2.88	$1.56
Shares outstanding as of December 31 (in millions)	670.9	685.9	687.5

TABLE II—Financial Information Related to Capital Stock

Changes in the status of common shares subject to issuance under options:

	2005		2004		2003
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Fixed Options:
Outstanding at beginning of year	82,448,348	$28.80	78,999,344	$25.69	77,442,728	$24.46
Granted to officers and key employees	12,565,872	$45.64	17,781,466	$38.63	16,836,200	$27.15
Granted to outside directors	104,000	$44.90	104,000	$40.64	112,000	$26.03
Exercised	(20,086,770)	$26.68	(13,651,840)	$23.86	(15,258,040)	$21.02
Lapsed	(170,868)	$24.31	(784,622)	$25.60	(133,544)	$25.09

Outstanding at end of year	74,860,582	$32.23	82,448,348	$28.80	78,999,344	$25.69

Options exercisable at year-end	69,848,250	$32.58	67,241,232	$29.28	47,301,974	$25.14
Weighted-average fair value of options granted during the year	$11.95		$9.03		$6.41

Stock options outstanding and exercisable:

	Options Outstanding			Options Exercisable
Exercise Prices	# Outstanding at 12/31/05	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	# Outstanding at 12/31/05	Weighted- Average Exercise Price
$16.45-$22.76	4,600,935	4.0	$19.06	4,600,935	$19.06
$25.36-$31.17	41,480,829	5.8	$27.16	36,537,813	$27.16
$38.63-$45.64	28,778,818	8.7	$41.65	28,709,502	$41.65

	74,860,582		$32.23	69,848,250	$32.58

Weighted-average assumptions used in determining fair value of option grants:

	Grant Year
	2005(1)	2004(1)	2003(2)
Dividend yield	2.11%	1.89%	2.75%
Expected volatility	26.48%	25.98%	29.6%
Risk-free interest rates	3.98%	5.13%	2.52%
Expected lives	7 years	6 years	6 years

(1) Assumptions used in the binomial option-pricing model valuation.
(2) Assumptions used in Black-Scholes valuation.

Stock options to purchase 104,000 and 8,535,088 shares of common stock at a weighted-average price of $40.64 and $31.17 were outstanding at December 31, 2004 and 2003, respectively, but were not included in the computation of diluted profit per share because the options' exercise price was greater than the average market price of the common shares; no such options were outstanding at December 31, 2005.

On June 8, 2005, Caterpillar's Board of Directors approved a 2-for-1 stock split in the form of a 100 percent stock dividend. The stock split shares were distributed on July 13, 2005 to stockholders of record at the close of business on June 22, 2005. Capital accounts, share data and profit per share data reflect the stock split, applied retroactively, to all periods presented.

20. Fair values of financial instruments
We used the following methods and assumptions to estimate the fair value of our financial instruments:

Cash and short-term investments—carrying amount approximated fair value.

Long-term investments (other than investments in unconsolidated affiliated companies)—fair value for available-for-sale securities was estimated based on quoted market prices. Fair value for security deposits approximated carrying value.

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

Please refer to Table III on page A-29 for the fair values of our financial instruments.

21. Concentration of credit risk
Financial instruments with potential credit risk consist primarily of trade and finance receivables and short-term and long-term investments. Additionally, to a lesser extent, we have a potential credit risk associated with counterparties to derivative contracts.

Trade receivables are primarily short-term receivables from independently owned and operated dealers and customers which arise in the normal course of business. We perform regular credit evaluations of our dealers and customers. Collateral generally is not required, and the majority of our trade receivables are unsecured. We do, however, when deemed necessary, make use of various devices such as security agreements and letters of credit to protect our interests. No single dealer or customer represents a significant concentration of credit risk.

Finance receivables and wholesale inventory receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. We generally maintain a secured interest in the equipment financed. No single customer or region represents a significant concentration of credit risk.

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments, included in "Other assets" in Statement 2, are comprised primarily of investments which collateralize deposit obligations and investments of Cat Insurance supporting insurance reserve requirements. At December 31, 2004 and 2003, long-term investments also included investments which collateralized capital lease obligations (see Note 16).

For derivatives contracts, collateral is generally not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 2005, 2004 and 2003, the exposure to credit loss was $141 million, $312 million and $336 million, respectively.

Please refer to Note 20 above and Table III on page A-29 for fair value information.

22. Operating leases
We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $257 million, $224 million and $198 million for 2005, 2004 and 2003, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
2006	2007	2008	2009	2010	After 2010	Total
(Millions of dollars)
$213	$167	$146	$113	$97	$365	$1,101

23. Guarantees and product warranty
We have guaranteed to repurchase loans of certain Caterpillar dealers from third party lenders in the event of default. These guarantees arose in conjunction with Cat Financial's relationship with third party dealers who sell Caterpillar equipment. These

TABLE III—Fair Values of Financial Instruments

	2005		2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference
	(Millions of dollars)
Asset (Liability) at December 31
Cash and short-term investments	$1,108	$1,108	$445	$445	$342	$342	Statement 2
Long-term investments	1,356	1,356	1,852	1,852	1,574	1,574	Notes 13 and 21
Foreign currency contracts	(1)	(1)	176	176	167	167	Note 3
Finance receivables—net (excluding tax leases(1))	15,214	15,210	13,457	13,445	11,439	11,489	Note 8
Wholesale inventory receivables—net (excluding finance type leases(1))	1,089	1,085	882	857	681	666	Note 7
Short-term borrowings	(5,569)	(5,569)	(4,157)	(4,157)	(2,757)	(2,757)	Note 15
Long-term debt (including amounts due within one year)
Machinery and Engines	(3,057)	(3,465)	(3,669)	(4,186)	(3,635)	(4,109)	Note 16
Financial Products	(17,119)	(17,176)	(15,699)	(15,843)	(13,892)	(14,078)	Note 16
Interest rate swaps
Financial Products—
in a net receivable position	94	94	75	75	87	87	Note 3
in a net payable position	(114)	(114)	(69)	(69)	(59)	(59)	Note 3
Guarantees(2)	(9)	(10)	(10)	(10)	(5)	(9)	Note 23

(1)  Total excluded items have a net carrying value at December 31, 2005, 2004 and 2003 of $1,719 million, $1,737 million and $1,546 million, respectively.
(2)  The carrying amount provisions of FASB Interpretation No. 45 related to guarantees are effective for guarantees issued or modified subsequent to December 31, 2002 only, whereas the fair value amount is for all guarantees.

guarantees generally have one-year terms and are secured, primarily by dealer assets.

We provide loan guarantees to a third party lender for financing associated with machinery purchased by customers. The loan guarantees are for the remote chance that the customers will become insolvent. These guarantees have an average three-year term and are secured by the machinery.

Cat Financial has provided a limited indemnity to a third party bank for $40 million resulting from the assignment of certain leases to that bank. The indemnity is for the remote chance that the insurers of these leases would become insolvent. The indemnity expires December 15, 2012 and is unsecured.

No loss has been experienced or is anticipated under any of these guarantees. At December 31, 2005, 2004 and 2003, the related book value was $9 million, $10 million and $5 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees at December 31 are as follows:

	2005	2004	2003
	(Millions of dollars)
Guarantees with Caterpillar Dealers	$434	$364	$380
Guarantees with Customers	27	29	—
Limited Indemnity	40	45	—
Guarantees—other	53	17	37

Total guarantees	$554	$455	$417

We are party to agreements in the normal course of business with selected customers and Caterpillar dealers in which we commit to provide a set dollar amount of financing on a pre-approved basis. We also provide lines of credit to selected customers and Caterpillar dealers, of which a portion remains unused as of the end of the period. Commitments and lines of credit generally have fixed expiration dates or other termination clauses. It has been our experience that not all commitments and lines of credit will be used. Management applies the same credit policies when making commitments and granting lines of credit as it does for any other financing. We do not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding. The amount of the unused commitments and lines of credit for dealers as of December 31, 2005 was $4,729 million compared to $5,019 million at December 31, 2004 and $4,784 million at December 31, 2003. The amount of the unused commitments and lines of credit for customers as of December 31, 2005 was $1,972 million compared to $1,499 million at December 31, 2004 and $1,336 million at December 31, 2003.

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

	2005	2004	2003
	(Millions of dollars)
Warranty liability, January 1	$785	$624	$693
Reduction in liability (payments)	(712)	(571)	(503)
Increase in liability (new warranties)	806	732	434

Warranty liability, December 31	$879	$785	$624

24. Environmental and legal matters
The company is regulated by federal, state and international environmental laws governing our use of substances and control of emissions. In addition to governing our manufacturing and other operations, these laws often impact the development of our products, including through required compliance with air emissions standards applicable to internal combustion engines. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

We are cleaning up contamination at a number of locations, often with other companies, pursuant to federal and state laws. When it is probable we will pay cleanup costs at a site and those costs can be estimated, the costs are charged against our earnings. In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.

The amount recorded for environmental cleanup is not material and is included in "Accrued expenses" in Statement 2.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have several sites in the very early stages of cleanup, and there is no more than a remote chance that a material amount for cleanup at any individual site or at all sites in the aggregate will be required.

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

In addition, the consent decree required Caterpillar to pay a fine of $25 million, which was expensed in 1998, and to make investments totaling $35 million in environmental-related products by July 7, 2007. During the first quarter of 2005, Caterpillar made qualifying investments of $3 million surpassing its investment requirement in environmental-related products with an accumulated investment of $38 million. A future benefit is expected to be realized from these environmental projects related to Caterpillar's ability to capitalize on the technologies it developed in complying with its environmental project obligations. In short, Caterpillar expects to receive a positive net return on the environmental projects by being able to market the technology it developed.

We have disclosed certain individual legal proceedings in this filing. Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues and intellectual property rights. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of probable loss, we believe that these unresolved legal actions will not individually or in the aggregate have a material impact on our consolidated financial position, liquidity or results of operations.

On January 16, 2002, Caterpillar commenced an action in the Circuit Court of the Tenth Judicial Circuit of Illinois in Peoria, Illinois, against Navistar International Transportation Corporation and International Truck and Engine Corporation (collectively Navistar). The lawsuit arises out of a long-term purchase contract between Caterpillar and Navistar effective May 31, 1988, as amended from time to time (the Purchase Agreement). The pending complaint alleges, among other things, that Navistar breached its contractual obligations by: (i) paying Caterpillar $8.08 less per fuel injector than the agreed upon price for new unit injectors delivered by Caterpillar; (ii) refusing to pay contractually agreed upon surcharges owed as a result of Navistar ordering less than planned volumes of replacement unit injectors; and (iii) refusing to pay contractually agreed upon interest stemming from Navistar's late payments. As of December 31, 2005, the net past due receivable from Navistar regarding the foregoing and included in "Long-term receivables—trade and other" in Statement 2 totaled $139 million. The pending complaint also has claims alleging that Newstream Enterprises and Navistar, collectively and individually, failed to pay the applicable price to Caterpillar for shipments of unit injectors to Newstream. As of December 31, 2005, the net past due receivables for the foregoing, included in "Long-term receivables—trade and other" in Statement 2 totaled $12 million. The pending complaint further alleges that Sturman Industries, Inc. and Sturman Engine Systems, Inc. colluded with Navistar to utilize technology that Sturman Industries, Inc. misappropriated from Caterpillar to help Navistar develop its G2 fuel system, and tortiously interfered with the Purchase Agreement and Caterpillar's prospective economic relationship with Navistar. The pending complaint further alleges that the two parties' collusion led Navistar to select Sturman Engine Systems, Inc. and another company, instead of Caterpillar, to develop and manufacture the G2 fuel system.

On September 30, 2005, International Truck and Engine Corporation (International) commenced an action against Caterpillar in the Circuit Court of the Tenth Judicial Circuit of Illinois in Peoria, Illinois. The lawsuit states that it arises out of the May 31, 1988 Purchase Agreement described above. The Complaint alleges, among other things, that Caterpillar procured the May 31, 1988 Purchase Agreement by fraudulently misrepresenting or concealing information related to the business of selling fuel injectors to International, and that Caterpillar breached the Purchase Agreement. International's Complaint does not specify the amount of damages being sought. Caterpillar intends to defend itself vigorously in this case.

On May 7, 2002, International commenced an action against Caterpillar in the Circuit Court of DuPage County, Illinois regarding a long-term agreement term sheet ("term sheet") (the "first lawsuit"). In its sixth amended complaint in the first lawsuit, International alleged that the term sheet constitutes a legally binding contract for the sale of heavy-duty engines at specified prices through the end of 2006, alleged that Caterpillar breached the term sheet by, among other things, raising certain prices effective October 1, 2002, and also alleged that Caterpillar breached an obligation to negotiate a comprehensive long-term agreement referenced in the term sheet. International sought declaratory and injunctive relief as well as damages in an amount to be determined at trial. Caterpillar denied International's claims and has filed a counterclaim seeking a declaration that the term sheet has been effectively terminated. Caterpillar also asserted that pursuant to a subsequent agreement International released Caterpillar from certain of its claims. On September 24, 2003, the Appellate Court of Illinois, ruling on an interlocutory appeal, issued an order consistent with Caterpillar's position that, even if the court subsequently determines that the term sheet is a binding contract, it is indefinite in duration and was therefore terminable at will by Caterpillar upon reasonable notice. On April 12, 2005 International commenced a second, related action against Caterpillar in the Circuit Court of DuPage County, Illinois (the "second lawsuit"). The second lawsuit contained allegations similar to the allegations contained in the first lawsuit. International also alleged in the second lawsuit that Caterpillar materially breached the subsequent agreement. On June 15, 2005 International voluntarily dismissed its complaint in the first lawsuit. The second lawsuit has been consolidated with Caterpillar's counterclaims from the first lawsuit. Trial is currently scheduled to begin during the third quarter of 2006. This case is not related to the breach of contract action brought by Caterpillar against Navistar which is currently pending in the Circuit Court of Peoria County, Illinois.

In a letter dated November 15, 2004, the EPA proposed a civil penalty of $641,392 to Caterpillar for the alleged failure to comply with certain requirements of the Federal Clean Air Act. The EPA alleges that Caterpillar constructed a facility in Emporia, Kansas and failed to comply with Section 112(g)(2)(B) of the Clean Air Act. Caterpillar sold the Emporia facility in December 2002. We are seeking a settlement of this matter with all concerned parties and, in the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

25. Segment information
A. Basis for segment information
Caterpillar is organized based on a decentralized structure that has established accountabilities to continually improve business focus and increase our ability to react quickly to changes in both the global business cycle and competitors' actions. Our current structure uses a product, geographic matrix organization comprised of multiple profit and service center divisions.

Caterpillar is a highly integrated company. The majority of our profit centers are product focused. They are primarily responsible for the design, manufacture and ongoing support of their products. However, some of these product-focused profit centers also have marketing responsibilities. We also have geographically-based profit centers that are focused primarily on marketing. However, one of these profit centers also has some manufacturing responsibilities. One of our profit centers provides various financial services to our customers and dealers. The service center divisions perform corporate functions and provide centralized services.

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

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose financial results for our three principal lines of business (Machinery, Engines and Financial Products) in our Management's Discussion and Analysis beginning on page A-38.

B. Description of segments
The profit center divisions meet the SFAS 131 definition of "operating segments;" however, the service center divisions do not. Several of the profit centers have similar characteristics and have been aggregated. The following is a brief description of our nine reportable segments and the business activities included in the All Other category.

Asia/Pacific Marketing:    Primarily responsible for marketing machinery through dealers in Australia, Asia (excluding Japan) and the Pacific Rim.

Construction & Mining Products:    Primarily responsible for the design, manufacture and ongoing support of medium and large machinery used in a variety of construction and mining applications.

EAME Marketing:    Primarily responsible for marketing machinery through dealers in Europe, Africa, the Middle East and the Commonwealth of Independent States.

Electric Power:    Primarily responsible for the design, manufacture and ongoing support of natural gas and diesel powered generator sets as well as integrated systems used in the electric power generation industry. Also includes marketing through dealers worldwide.

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

Large Power Products:    Primarily responsible for the design, manufacture and ongoing support of C7 and larger reciprocating engines. These engines are used in various industries and applications including on-highway truck, electric power, industrial/rail, marine, petroleum and Caterpillar machinery.

Latin America:    Primarily responsible for marketing machinery and engines through dealers in Latin America. Also includes the manufacturing of machinery and components used in a variety of construction and mining applications.

North America Marketing:    Primarily responsible for marketing machinery through dealers in the United States and Canada.

Power Systems Marketing:    Primarily responsible for marketing and ongoing support of reciprocating engines sold into on-highway truck, marine and petroleum industry applications.

All Other:    Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; logistics services for Caterpillar and other companies; remanufacturing of Caterpillar engines and components and remanufacturing services for other companies; design, manufacture and ongoing support for reciprocating engines used in industrial applications; design, manufacture, marketing and ongoing support of turbines; regional manufacturing of construction and mining machinery and components in Europe, Asia, and Australia; design, manufacture and ongoing support of building construction, paving and forestry machinery and related components and control systems.

C. Segment measurement and reconciliations
Please refer to Table IV on pages A-33 to A-35 for financial information regarding our segments. There are several accounting differences between our segment reporting and our external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. We changed the composition of our reportable segments and made several organizational changes that impacted our segment reporting in 2005. The information for 2003 and 2004 has been restated to conform to the 2005 presentation. We made several changes to our segment reporting methodologies in 2004. Most notable are a change in the current cost methodology used to value inventory and cost of sales for segment reporting purposes, as well as a change in the manner that interest expense is charged to segments. Amounts for 2003 have been restated to conform to this methodology.

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
Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table IV on pages A-33 to A-35 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

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

TABLE IV—Segment Information
(Millions of dollars)
Business Segments:
	Machinery and Engines
	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Electric Power	Large Power Products	Latin America	North America Marketing	Power Systems Marketing	All Other	Total	Financing & Insurance Services	Consolidated Total
2005
External sales and revenues	$2,462	5	4,441	2,119	(260)	2,275	10,988	4,669	7,110	$33,809	2,867	$36,676
Intersegment sales and revenues	$3	9,925	5	187	7,303	1,703	385	87	14,388	$33,986	35	$34,021
Total sales and revenues	$2,465	9,930	4,446	2,306	7,043	3,978	11,373	4,756	21,498	$67,795	2,902	$70,697
Depreciation and amortization	$2	89	1	18	154	44	2	8	373	$691	646	$1,337
Imputed interest expense	$7	42	4	18	48	26	4	3	247	$399	798	$1,197
Accountable profit (loss)	$91	1,473	75	110	490	200	276	112	1,884	$4,711	566	$5,277
Accountable assets at Dec. 31	$257	1,559	103	592	1,657	878	31	40	8,583	$13,700	26,815	$40,515
Capital expenditures	$2	177	1	27	186	51	5	5	517	$971	1,232	$2,203
2004
External sales and revenues	$2,110	(47)	3,878	1,757	(176)	1,730	8,882	3,930	6,059	$28,123	2,439	$30,562
Intersegment sales and revenues	$—	7,565	6	141	6,242	1,236	323	75	11,806	$27,394	1	$27,395
Total sales and revenues	$2,110	7,518	3,884	1,898	6,066	2,966	9,205	4,005	17,865	$55,517	2,440	$57,957
Depreciation and amortization	$1	82	1	35	158	46	1	(6)	359	$677	604	$1,281
Imputed interest expense	$9	34	4	17	50	20	1	4	211	$350	543	$893
Accountable profit (loss)	$134	900	82	(37)	243	228	392	9	1,320	$3,271	460	$3,731
Accountable assets at Dec. 31	$240	1,348	107	618	1,578	775	(61)	124	8,064	$12,793	24,450	$37,243
Capital expenditures	$—	109	—	19	108	41	6	—	436	$719	1,327	$2,046
2003
External sales and revenues	$1,569	(31)	3,131	1,226	(110)	1,153	6,437	2,971	4,521	$20,867	2,076	$22,943
Intersegment sales and revenues	$—	5,655	5	154	4,637	719	209	47	9,048	$20,474	2	$20,476
Total sales and revenues	$1,569	5,624	3,136	1,380	4,527	1,872	6,646	3,018	13,569	$41,341	2,078	$43,419
Depreciation and amortization	$1	86	1	19	167	43	1	2	367	$687	551	$1,238
Imputed interest expense	$7	31	4	13	47	22	8	7	189	$328	477	$805
Accountable profit (loss)	$109	450	48	(47)	32	107	269	(114)	772	$1,626	337	$1,963
Accountable assets at Dec. 31	$266	1,096	88	489	1,656	640	251	164	6,369	$11,019	20,467	$31,486
Capital expenditures	$—	68	—	13	102	35	8	4	355	$585	1,220	$1,805

Reconciliations:

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments		Consolidated Total
Sales & Revenues
2005
Total external sales and revenues from business segments	$33,809	$2,867	$—		$36,676
Other	197	(217)	(317)	(1)	(337)

Total sales and revenues	$34,006	$2,650	$(317)		$36,339

2004
Total external sales and revenues from business segments	$28,123	$2,439	$—		$30,562
Other	213	(270)	(199)	(1)	(256)

Total sales and revenues	$28,336	$2,169	$(199)		$30,306

2003
Total external sales and revenues from business segments	$20,867	$2,076	$—		$22,943
Other	181	(123)	(194	)(1)	(136)

Total sales and revenues	$21,048	$1,953	$(194)		$22,807

(1)  Elimination of Financial Products revenues from Machinery and Engines.

TABLE IV Continued —Segment Information (Millions of dollars)

Reconciliations:
	Machinery and Engines	Financing & Insurance Services	Consolidated Total
Profit before taxes
2005
Total accountable profit from business segments	$4,711	$566	$5,277
Corporate costs	(728)	—	(728)
Timing	(133)	—	(133)
Methodology differences:
Inventory/cost of sales	14	—	14
Postretirement benefit expense	(386)	—	(386)
Financing costs	(14)	—	(14)
Equity in profit of unconsolidated affiliated companies	(64)	(9)	(73)
Currency	(21)	—	(21)
Other methodology differences	(33)	23	(10)
Other	(25)	—	(25)

Total profit before taxes	$3,321	$580	$3,901

2004
Total accountable profit from business segments	$3,271	$460	$3,731
Corporate costs	(601)	—	(601)
Timing	(94)	—	(94)
Methodology differences:
Inventory/cost of sales	(62)	—	(62)
Postretirement benefit expense	(270)	—	(270)
Financing costs	52	—	52
Equity in profit of unconsolidated affiliated companies	(56)	(3)	(59)
Currency	35	—	35
Other methodology differences	(89)	48	(41)
Other	16	—	16

Total profit before taxes	$2,202	$505	$2,707

2003
Total accountable profit from business segments	$1,626	$337	$1,963
Corporate costs	(512)	—	(512)
Timing	54	—	54
Methodology differences:
Inventory/cost of sales	(30)	—	(30)
Postretirement benefit expense	(162)	—	(162)
Financing costs	84	—	84
Equity in profit of unconsolidated affiliated companies	(16)	(4)	(20)
Currency	48	—	48
Other methodology differences	(32)	38	6
Other	46	—	46

Total profit before taxes	$1,106	$371	$1,477

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Assets
2005
Total accountable assets from business segments	$13,700	$26,815	$—	$40,515
Items not included in segment assets:
Cash and short-term investments	951	157	—	1,108
Intercompany receivables	310	67	(377)	—
Trade and other receivables	332	—	—	332
Investments in unconsolidated affiliated companies	407	—	—	407
Investment in Financial Products	3,253	—	(3,253)	—
Deferred income taxes and prepaids	3,282	100	(340)	3,042
Intangible assets and other assets	1,692	—	—	1,692
Service center assets	1,030	—	—	1,030
Liabilities included in segment assets	1,242	14	—	1,256
Inventory methodology differences	(2,300)	—	—	(2,300)
Other	88	(101)	—	(13)

Total assets	$23,987	$27,052	$(3,970)	$47,069

TABLE IV Continued —Segment Information (Millions of dollars)

Reconciliations:

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Assets
2004
Total accountable assets from business segments	$12,793	$24,450	$—	$37,243
Items not included in segment assets:
Cash and short-term investments	270	175	—	445
Intercompany receivables	443	18	(461)	—
Trade and other receivables	547	—	—	547
Investments in unconsolidated affiliated companies	367	—	(1)	366
Investment in Financial Products	3,012	—	(3,012)	—
Deferred income taxes and prepaids	2,477	92	(317)	2,252
Intangible assets and other assets	2,158	—	—	2,158
Service center assets	1,001	—	—	1,001
Liabilities included in segment assets	1,346	—	—	1,346
Inventory methodology differences	(2,235)	—	—	(2,235)
Other	90	(123)	5	(28)

Total assets	$22,269	$24,612	$(3,786)	$43,095

2003
Total accountable assets from business segments	$11,019	$20,467	$—	$31,486
Items not included in segment assets:
Cash and short-term investments	220	122	—	342
Intercompany receivables	572	397	(969)	—
Trade and other receivables	232	—	—	232
Investments in unconsolidated affiliated companies	325	—	—	325
Investment in Financial Products	2,547	—	(2,547)	—
Deferred income taxes and prepaids	2,736	77	(228)	2,585
Intangible assets and other assets	2,110	—	—	2,110
Service center assets	943	—	—	943
Liabilities included in segment assets	925	—	—	925
Inventory methodology differences	(2,035)	—	—	(2,035)
Other	(143)	(91)	32	(202)

Total assets	$19,451	$20,972	$(3,712)	$36,711

Enterprise-wide Disclosures:

External sales and revenues from products and services:
	2005	2004	2003
Machinery	$22,931	$18,844	$13,678
Engines	11,075	9,492	7,370
Financial Products	2,333	1,970	1,759

Total consolidated	$36,339	$30,306	$22,807

Information about Geographic Areas:
	External Sales & Revenues(1)			Net property, plant and equipment
				December 31,
	2005	2004	2003	2005		2004		2003
Inside United States	$17,348	$14,198	$10,064	$4,725		$4,424		$4,276
Outside United States	18,991	16,108	12,743	3,263	(2)	3,258	(2)	2,975	(2)

Total	$36,339	$30,306	$22,807	$7,988		$7,682		$7,251

(1) Sales of machinery and engines are based on dealer location. Revenues from services provided are based on where service is rendered.
(2)  Amount includes $692 million, $681 million and $675 million of net property, plant and equipment located in the United Kingdom as of December 31, 2005, 2004 and 2003, respectively.

26. Alliances and Acquisitions

Global Alliance with JLG Industries, Inc.
In November 2005, we entered into a global alliance agreement with JLG Industries, Inc. ("JLG") to produce a full line of Caterpillar branded telehandlers. The alliance is a strategic fit for both companies and will give Caterpillar dealers and customers greater access to a quality range of Caterpillar branded telehandler products. Caterpillar will supply components to JLG and JLG will benefit by distributing through the Caterpillar dealer network and utilizing our parts distribution capabilities. Under the 20 year alliance agreement, telehandler production will shift from Caterpillar's manufacturing facility in Leicester, United Kingdom to JLG's manufacturing facilities during 2006. The terms of the alliance agreement were for JLG to pay Caterpillar $51 million, with $46 million paid at closing and $5 million to be paid upon transition in 2006. The book value of assets acquired by JLG was $10 million. The resulting $41 million gain will be deferred and recognized over the alliance agreement.

As part of the telehandler production shift, Caterpillar's Building Construction Products Division, part of Caterpillar's "All Other" segment, began a strategic restructuring to better position its European manufacturing operations. This restructuring resulted in approximately $11 million in severance costs, charged to "Other Operating Expenses" in the fourth quarter of 2005, related to approximately 500 voluntary and probable involuntary employee separations. As of year-end 2005, approximately $7 million of the severance costs had been paid.

Turbomach S.A.
In June 2004, we acquired Turbomach S.A. from Borsig Energy Gmbh for $41 million. Turbomach S.A. is a Swiss corporation that has packaged, distributed and provided aftermarket services for Solar brand gas turbine engines since 1985 for the industrial power generation market. Turbomach also provides integrated systems for power projects, including balance of plant design, procurement and site construction. The acquisition expands our participation within the global power generation market, particularly in the expanding markets of Europe, Africa and Asia.

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

The transaction, which was financed with available cash and commercial paper borrowings, was accounted for by the purchase method of accounting and, accordingly, the results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the "All Other" segment. Net tangible assets acquired and liabilities assumed of $73 million were recorded at their fair values. Finite-lived intangible assets acquired of $87 million relate primarily to technology and trademark rights, which are being amortized on a straight-line basis over 10 years. Goodwill of $18 million represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. Assuming this transaction had been made at January 1, 2004, the consolidated pro forma results for the year would not be materially different from reported results.

Williams Technologies, Inc.
In September 2004, we acquired Williams Technologies, Inc., a wholly owned subsidiary of Remy International, Inc., for $105 million. Williams Technologies, Inc. is a leading remanufacturer of automatic transmissions, torque converters and engines for automotive and medium and heavy-duty truck applications. This acquisition represents an expansion of our remanufacturing operations into the automotive powertrain remanufacturing business.

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

27. Selected quarterly financial results (unaudited)
	2005 Quarter
	1st	2nd	3rd	4th
	(Dollars in millions except per share data)
Sales and revenues	$8,339	$9,360	$8,977	$9,663
Less: Revenues	550	576	585	622

Sales	7,789	8,784	8,392	9,041
Cost of goods sold	6,215	6,890	6,547	6,906

Gross margin	1,574	1,894	1,845	2,135
Profit	581	760	667	846
Profit per common share	$0.85	$1.12	$0.98	$1.26
Profit per common share—diluted	$0.81	$1.08	$0.94	$1.20

	2004 Quarter
	1st	2nd	3rd	4th
	(Dollars in millions except per share data)
Sales and revenues	$6,480	$7,583	$7,659	$8,584
Less: Revenues	478	483	484	525

Sales	6,002	7,100	7,175	8,059
Cost of goods sold	4,701	5,563	5,745	6,488

Gross margin	1,301	1,537	1,430	1,571
Profit	420	566	498	551
Profit per common share	$0.62	$0.83	$0.73	$0.81
Profit per common share—diluted	$0.59	$0.80	$0.70	$0.77

Five-year Financial Summary
(Dollars in millions except per share data)

	2005	2004(5)	2003(5)	2002(5)	2001(5)
Years ended December 31,
Sales and revenues	$36,339	30,306	22,807	20,185	20,510
Sales	$34,006	28,336	21,048	18,648	19,027
Percent inside the United States	47%	46%	44%	45%	49%
Percent outside the United States	53%	54%	56%	55%	51%
Revenues	$2,333	1,970	1,759	1,537	1,483
Profit(1)	$2,854	2,035	1,099	798	805
Profit per common share(1)(2)	$4.21	2.97	1.59	1.16	1.17
Profit per common share—diluted(1)(3)	$4.04	2.88	1.56	1.15	1.16
Dividends declared per share of common stock	$0.955	0.800	0.720	0.700	0.695
Return on average common stockholders' equity(4)	35.9%	30.0%	19.0%	14.4%	14.4%
Capital expenditures:
Property, plant and equipment	$1,201	926	682	728	1,100
Equipment leased to others	$1,214	1,188	1,083	1,045	868
Depreciation and amortization	$1,477	1,397	1,347	1,220	1,169
Research and development expenses	$1,084	928	669	656	696
As a percent of sales and revenues	3.0%	3.1%	2.9%	3.3%	3.4%
Wages, salaries and employee benefits	$6,928	6,025	4,980	4,360	4,272
Average number of employees	81,673	73,033	67,828	70,973	70,678
December 31,
Total assets	$47,069	43,095	36,711	32,705	30,489
Long-term debt due after one year:
Consolidated	$15,677	15,837	14,546	11,774	11,452
Machinery and Engines	$2,717	3,663	3,603	3,581	3,653
Financial Products	$12,960	12,174	10,943	8,193	7,799
Total debt:
Consolidated	$25,745	23,525	20,284	17,861	16,763
Machinery and Engines	$3,928	3,762	3,707	3,903	3,945
Financial Products	$21,817	19,763	16,577	13,958	12,818

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
(5)   The per share data reflects the 2005 2-for-1 stock split, applied retroactively, to all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

We effectively responded to unprecedented customer demand in 2005 and reported full-year sales and revenues of $36.339 billion and profit per share of $4.04. Sales and revenues rose 20 percent from 2004, and profit per share was up 40 percent—both were records. Fourth-quarter sales and revenues of $9.663 billion and profit per share of $1.20 were both all-time records for any quarter in Caterpillar history.

2005 was an incredibly strong year for us. With the surge in customer demand and production, our employees, suppliers and dealers have responded in spectacular fashion to help us realize the opportunity. We should celebrate our 2005 accomplishments knowing Caterpillar is extremely well-positioned going forward.

2005 sales and revenues of $36.339 billion were up $6.033 billion, or 20 percent, from 2004. The increase was a result of $3.715 billion of higher sales volume, $1.827 billion of improved price realization and a $363 million increase in Financial Products revenues.

Profit of $2.854 billion, or $4.04 a share, was up 40 percent. The improvement was primarily the result of higher price realization and sales volume, partially offset by an increase in core operating costs. The increase was a result of higher material costs, primarily steel, and costs to support higher volume and ongoing investment in new products and technology.

Our focus this year has been on meeting customer delivery expectations while creating stockholder value. Over the past two years we've more than doubled production at several of our manufacturing facilities, particularly those manufacturing large machines. We've done this without additional bricks and mortar and with a focus on managing our period cost structure.

In 2006, we expect sales and revenues of about $40 billion and profit per share between $4.65 and $5.00.

2006 should be another year of excellent growth for Caterpillar. Most of the industries we serve are strong, and the fundamental economic picture remains positive. Our emphasis is on execution with 6 Sigma as we implement our new strategy to achieve our 2010 goals, with even greater focus on improving employee safety, product quality and product availability.

It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 25, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Note 25 and Table IV on pages A-31 to A-35 (see "Reconciliation of Machinery and Engines Sales by Geographic Region to External Sales by Marketing Segment" on page A-39). Our discussions will focus on consolidated results and our three principal lines of business, Machinery, Engines and Financial Products.

*Glossary of terms included on pages A-49 to A-50; first occurrence of terms shown in bold italics.

2005 COMPARED WITH 2004

Sales and Revenues by Geographic Region
	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change
	(Millions of dollars)
2005
Machinery	$22,931	22%	$12,822	24%	$5,222	16%	$1,982	31%	$2,905	17%
Engines(1)	11,075	17%	4,887	17%	3,638	22%	1,042	21%	1,508	4%
Financial Products(2)	2,333	18%	1,659	20%	341	1%	148	25%	185	42%

	$36,339	20%	$19,368	22%	$9,201	17%	$3,172	27%	$4,598	13%

2004
Machinery	$18,844		$10,337		$4,511		$1,510		$2,486
Engines(1)	9,492		4,184		2,994		862		1,452
Financial Products(2)	1,970		1,384		338		118		130

	$30,306		$15,905		$7,843		$2,490		$4,068

(1)  Does not include internal engine transfers of $2,065 million and $1,738 million in 2005 and 2004, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.
(2)   Does not include revenues earned from Machinery and Engines of $317 million and $199 million in 2005 and 2004, respectively.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

	2005	2004	2003
	(Millions of dollars)
North America Geographic Region	$17,709	$14,521	$10,532
Sales included in the Power Systems Marketing segment	(3,431)	(2,896)	(2,166)
Sales included in the Electric Power segment	(603)	(499)	(316)
Company owned dealer sales included in the All Other segment	(878)	(766)	(388)
Other*	(1,809)	(1,478)	(1,225)

North America Marketing external sales	$10,988	$8,882	$6,437

EAME Geographic Region	$8,860	$7,505	$5,952
Sales included in the Power Systems Marketing segment	(625)	(515)	(419)
Sales included in the Electric Power segment	(1,087)	(903)	(610)
Other*	(2,707)	(2,209)	(1,792)

EAME Marketing external sales	$4,441	$3,878	$3,131

Latin America Geographic Region	$3,024	$2,372	$1,721
Sales included in the Power Systems Marketing segment	(145)	(153)	(62)
Sales included in the Electric Power segment	(25)	(19)	(6)
Other*	(579)	(470)	(500)

Latin America external sales	$2,275	$1,730	$1,153

Asia/Pacific Geographic Region	$4,413	$3,938	$2,843
Sales included in the Power Systems Marketing segment	(468)	(366)	(324)
Sales included in the Electric Power segment	(404)	(336)	(294)
Other*	(1,079)	(1,126)	(656)

Asia/Pacific Marketing external sales	$2,462	$2,110	$1,569

*Mostly represents external sales of the All Other segment.

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2004 (at left) and 2005 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Sales and revenues for 2005 were $36.339 billion, up $6.033 billion, or 20 percent, from 2004. Machinery volume was up $2.637 billion, Engines volume was up $1.078 billion, price realization improved $1.827 billion and currency had a positive impact on sales of $128 million. In addition, Financial Products revenues increased $363 million.

Machinery sales in 2005 were $22.931 billion, an increase of $4.087 billion, or 22 percent, from 2004. Sales were an all-time record for a year. Sales volume accounted for $2.637 billion of the increase, price realization added $1.343 billion and the remaining $107 million was due to currency.

Growth in sales volume resulted from increased shipments to dealers in response to broad-based gains in reported dealer deliveries to end users. All regions and most industries participated in this growth, which showed little sign of abating as the year ended. Worldwide, dealers reported increases to machine inventory in both 2004 and 2005. At the end of 2005, dealers reported lower machine inventory, as measured by months of supply, than at the end of 2004.
  North America sales were up $2.485 billion, or 24 percent, from 2004; sales volume increased $1.653 billion and price realization added $832 million. Growth in sales volume resulted largely from increased sales through our dealer network, the result of favorable metals and energy prices and increased construction spending. Dealers built machine inventories in line with deliveries so that inventories in months of deliveries were the same as at the end of 2004.
  EAME sales increased 16 percent, or $711 million, compared to 2004. Sales volume accounted for $421 million, improved price realization added $253 million and the remaining $37 million came from the favorable impact of currency. Volume growth occurred as a result of increased sales through our dealer network. Low interest rates benefited housing construction in Europe, and higher metals and energy prices supported both construction and mining in Africa/Middle East (AME). Mining and energy investment in the Commonwealth of Independent States (CIS) increased and had a positive effect on Caterpillar sales.
  Latin America sales rose $472 million, or 31 percent, from the same period a year ago—$304 million from increased volume, $120 million from improved price realization and the remaining $48 million due to currency, primarily related to a stronger Brazilian real. Increased sales through our dealer network into both construction and mining sectors accounted for all the sales volume growth; dealer machine inventories declined in both absolute amount and months of deliveries.
  Asia/Pacific sales were up 17 percent, or $419 million, higher than last year—$259 million from higher volume, $138 million from improved price realization and the remaining $22 million due to currency. Sales volume in most of the larger countries increased, a result of very strong mining activity and continued growth in construction. In China, sales were down modestly for the year. Sales in China have been rising since early in 2005 following a steep downturn in the second half of 2004. Dealers in the Asia/Pacific region added less to their inventories than in 2004. Dealer machine inventories at December 2005, in months of deliveries, were below 2004.
Engine sales were $11.075 billion in 2005, up $1.583 billion, or 17 percent, from 2004. Volume accounted for $1.078 billion, price realization added $484 million and currency added $21 million.

Dealer engine inventory increased during both full-year 2005 and full-year 2004. The 2005 inventory increase was less than the 2004 increase, which slightly reduced the company's year-over-year sales growth. Months of inventory relative to deliveries declined in most regions and sectors compared to 2004.
  North America sales were up 17 percent. Sales of petroleum engines increased 50 percent, primarily from increased sales of reciprocating engines for drilling and gas compression and turbines and related services for gas production and transmission. High oil and gas prices were a significant factor behind the increase in sales. Sales of on-highway truck engines were up 5 percent, primarily due to expansion and replacement of truck fleets. Sales of electric power engines were up 21 percent, with widespread demand for generator sets for communications, data center and standby applications. Marine engine sales were up 33 percent, primarily from increased demand for workboats and petroleum support vessels.
  EAME sales increased 22 percent. Sales into the electric power sector were up 35 percent, with widespread growth in demand for reciprocating generator sets, support from Middle East reconstruction efforts and incremental revenue from the acquisition of Turbomach, a turbine generator set packager and service provider. Marine engine sales increased 20 percent, with strong demand for oceangoing and inland waterway vessels. Sales of industrial engines were up 8 percent—a result of increases in demand from a broad range of industrial equipment customers, partially offset by lower demand from agricultural equipment manufacturers. Petroleum engine sales dropped 4 percent for the year, primarily from reduced shipments for turbines and turbine-related services for offshore oil platforms and gas transmission projects.
  Latin America sales were up 21 percent. Sales of petroleum engines increased 49 percent, with nearly all of the increase from sales of turbines and turbine-related services to support increased investment in oil production. Sales of electric power engines increased 44 percent, benefiting from investments in generator sets for electricity reliability and disaster preparedness as well as demand for rental fleets. Sales of industrial engines decreased 34 percent, with reduced demand for engines for agricultural equipment. Sales of marine engines declined 37 percent, impacted by limited shipyard capacity and comparison with a high 2004 base.
  Asia/Pacific sales were up 4 percent. Sales of marine engines were up 26 percent, with increased demand for oceangoing and petroleum support vessels due to strong freight and petroleum demand. Petroleum engine sales increased 12 percent, with widespread demand for reciprocating engines for petroleum site power, drilling and well support as well as demand for turbines and related services to support production. Electric power engine sales declined 19 percent, with most of the decline due to centralized electrical demand management actions and improved electricity reliability in China that drove reduced demand for generator sets.
Financial Products revenues were $2.333 billion, up $363 million, or 18 percent, from 2004. The increase was due primarily to a $211 million favorable impact from continued growth of Earning Assets and an $89 million impact of higher interest rates on new and existing finance receivables at Cat Financial. Also, there was a $47 million increase in revenues at Cat Insurance, primarily due to an increase in earned premiums.

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2004 (at left) and 2005 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Operating profit in 2005 improved $1.100 billion, or 41 percent, from last year, driven by higher price realization and sales volume, partially offset by higher core operating costs and retirement benefits.

Core operating costs rose $1.668 billion from 2004, primarily due to a $1.296 billion increase in manufacturing costs. Approximately two-thirds of the manufacturing cost increase was attributable to variable costs—primarily higher material costs and supply chain-related inefficiencies. The remainder of the manufacturing cost increase was due to higher period manufacturing costs; the significant increase in Machinery and Engines sales volume was a key driver. For the year, period manufacturing costs increased 13 percent on a sales increase of 20 percent.

Non-manufacturing-related core operating costs were up $372 million—primarily the result of higher SG&A and R&D expenses to support new product programs and growth. Full-year Machinery and Engines SG&A as a percent of sales declined from 9.0 percent to 8.2 percent but was up $176 million in 2005 versus 2004, excluding the impact of currency and retirement benefits. Full-year Machinery and Engines R&D as a percent of sales declined from 3.3 percent to 3.2 percent but was up $138 million in 2005 versus 2004, excluding the impact of currency and retirement benefits.

Full-year Machinery and Engines Other Operating Costs were up $58 million. This was due primarily to about $70 million in charges related to our dealer distribution support software and the global telehandler alliance that was announced in the fourth quarter of 2005.

Operating Profit by Principal Line of Business
	2005	2004	Change $	Change %
	(Millions of dollars)
Machinery(1)	$2,431	$1,756	$675	38%
Engines(1)	1,071	589	482	82%
Financial Products	531	470	61	13%
Consolidating Adjustments	(249)	(131)	(118)

Consolidated Operating Profit	$3,784	$2,684	$1,100	41%

(1) Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Machinery operating profit of $2.431 billion was up $675 million, or 38 percent, from 2004. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs and higher retirement benefits.

Engines operating profit of $1.071 billion was up $482 million, or 82 percent, from 2004. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs and higher retirement benefits.

Financial Products operating profit of $531 million was up $61 million, or 13 percent, from 2004. The increase was primarily due to $123 million favorable impact from the continued growth of earning assets at Cat Financial. Partially offsetting this increase were $33 million in higher operating expenses, primarily related to growth at Cat Financial and a $28 million decrease in operating profit at Cat Insurance, primarily due to less favorable insurance reserve adjustments in 2005 than in 2004.

OTHER PROFIT/LOSS ITEMS

Other income/expense was income of $377 million compared with income of $253 million in 2004. The improvement was due to the favorable impact of currency, higher interest income and the absence of a number of expense items incurred during 2004 that were individually not significant.

The provision for income taxes in 2005 reflects an annual tax rate of 29.5 percent, excluding the discrete items discussed below, and compares to a 27 percent rate in 2004. The increase is primarily due to a reduction in our Extraterritorial Income Exclusion (ETI) benefits, partially attributable to the impact of the American Jobs Creation Act (AJCA) permitting only 80 percent of ETI benefits in 2005 and to a change in our geographic mix of profits.

During 2005, we repatriated earnings of $1.4 billion, which includes approximately $500 million subject to preferential tax treatment allowed by the AJCA. We recognized a charge of $33 million related to this repatriation. In connection with our current repatriation plan, we changed our intention of repatriating earnings for a few selected non-U.S. subsidiaries and recognized an income tax benefit of $38 million. In addition, we recognized an income tax benefit of $26 million from the settlement of several non-U.S. tax issues. The net impact of these items is a $31 million discrete benefit to our 2005 provision for income taxes.

Supplemental Information
	2005	2004	2003
	(Millions of dollars)
Identifiable Assets:
Machinery	$14,877	$13,717	$11,806
Engines	9,110	8,552	7,645
Financial Products	27,052	24,612	20,972
Consolidating Adjustments	(3,970)	(3,786)	(3,712)

Total	$47,069	$43,095	$36,711

Capital Expenditures:
Machinery	$685	$546	$386
Engines	426	297	278
Financial Products	1,304	1,271	1,101

Total	$2,415	$2,114	$1,765

Depreciation and Amortization:
Machinery	$476	$442	$453
Engines	359	353	345
Financial Products	642	602	549

Total	$1,477	$1,397	$1,347

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business financial data.

UAW LABOR AGREEMENT

In January 2005 the company and about 9,000 employees represented by the United Auto Workers reached a new six-year labor agreement that will expire on March 1, 2011. This agreement positions the company and all our employees for long-term competitiveness. While the initial impact was about a $100 million increase in retirement benefits in 2005, with the establishment of a very competitive market-based new hire wage package, the introduction of employee and retiree health care cost-sharing and other operational effectiveness improvements, we believe we have a long-term cost structure that enables us to compete from our traditional manufacturing and logistics locations.

FOURTH QUARTER 2005 COMPARED WITH FOURTH QUARTER 2004

Sales and Revenues by Geographic Region
	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change
	(Millions of dollars)
Fourth Quarter 2005
Machinery	$5,857	14%	$3,375	21%	$1,238	(3)%	$465	4%	$779	20%
Engines(1)	3,184	10%	1,162	(4)%	1,130	18%	347	26%	545	19%
Financial Products(2)	622	18%	447	23%	85	(3)%	43	26%	47	21%

	$9,663	13%	$4,984	14%	$2,453	6%	$855	13%	$1,371	20%

Fourth Quarter 2004
Machinery	$5,157		$2,783		$1,279		$447		$648
Engines(1)	2,902		1,213		955		276		458
Financial Products(2)	525		364		88		34		39

	$8,584		$4,360		$2,322		$757		$1,145

(1)   Does not include internal engine transfers of $458 million and $420 million in 2005 and 2004, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.
(2)   Does not include revenues earned from Machinery and Engines of $93 million and $57 million in 2005 and 2004, respectively.

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between Fourth Quarter 2004 (at left) and Fourth Quarter 2005 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with the corresponding dollar amount in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Sales and revenues for the fourth quarter of 2005 were $9.663 billion, up $1.079 billion, or 13 percent, from fourth quarter 2004. Price realization improved $604 million, Machinery volume was up $287 million, Engines volume was up $176 million and currency had an unfavorable impact on sales of $85 million due primarily to a weaker euro compared with fourth quarter 2004. In addition, Financial Products revenues increased $97 million.

Machinery sales in fourth quarter 2005 were $5.857 billion, an increase of $700 million, or 14 percent, from fourth quarter 2004. Price realization accounted for $456 million of the increase, sales volume added $287 million and currency had an unfavorable impact of $43 million.

Dealers reported continued strong gains in deliveries to end users in most regions and industries. Dealers added much less to inventories than in the fourth quarter 2004. Worldwide machine inventories in months of deliveries, as reported by dealers, were lower than a year earlier.
  North America sales were up $592 million, or 21 percent, from fourth quarter 2004; price realization increased $308 million and sales volume added $284 million. The growth in sales volume resulted from increased sales through our dealer network due to continued good growth in dealer deliveries from a year earlier when activity benefited from the ending of depreciation incentives in the United States. Low long-term interest rates, good corporate profits and passage of a highway bill in the United States boosted construction spending. Higher metals and coal prices supported investment in mining.
  EAME sales decreased 3 percent, or $41 million, compared to fourth quarter 2004. Currency unfavorably impacted sales by $62 million, and sales volume declined $50 million. These items were partially offset by $71 million of improved price realization. Dealers reduced inventories much more in fourth quarter 2005 than they did in the fourth quarter 2004, more than offsetting good growth in reported deliveries. The decline in sales volume was largely in Europe, where the economy just started to show some improvement in the last half of the year. Sales volume in Africa/Middle East increased significantly in response to higher commodity prices, particularly oil.
  Latin America sales rose $18 million, or 4 percent, from the same quarter last year—$35 million from improved price realization and $16 million from the impact of currency. These items were partially offset by a $33 million decline in sales volume, the result of dealers not building inventory as they did last year. Both construction and mining continued to do well in most countries.
  Asia/Pacific sales were 20 percent, or $131 million, higher than last year—$86 million from higher volume, $42 million from improved price realization and the remaining $3 million due to currency. The growth in sales volume occurred largely in China, where sales through our dealer network continued to recover from last year's sharp decline.
Engines sales were $3.184 billion in fourth quarter 2005—up 10 percent from the fourth quarter 2004. Sales volume accounted for 6 percent of the increase, while price realization accounted for 5 percent partially offset by a 1 percent unfavorable impact of currency on sales.

Dealer engine inventory increased during both fourth quarter 2005 and fourth quarter 2004. The 2005 inventory increase was less than the 2004 increase, which slightly reduced the company's quarter-over-quarter sales growth. Months of inventory relative to deliveries declined in most regions and sectors compared to fourth quarter 2004.
  North America sales were down 4 percent. Sales of petroleum engines increased 32 percent, primarily from increased sales of reciprocating engines to support gas drilling and compression, supported by high gas prices and well service and frac applications. Sales of electric power engines increased 20 percent, with widespread demand for reciprocating generator sets to support data center and non residential construction activity. Sales of marine engines were up 32 percent, primarily due to increased workboat activity driven by high petroleum demand. Sales of on-highway truck engines decreased 26 percent, with the majority of the reduction due to truck original equipment manufacturers' (OEM) decisions to reduce finished engine inventory holdings as engine availability improved.
  EAME sales increased 18 percent. Sales of engines into the electric power sector were up 17 percent, with widespread growth in demand for reciprocating generator sets partially offset by reduced demand for turbines and turbine-related services. Sales of petroleum engines increased 57 percent, primarily due to increased turbine sales to support oil production in Africa. Sales of engines to the industrial sector declined 10 percent with reduced demand for agricultural equipment and some impact from vertical engine integration. Sales of marine engines declined 13 percent, driven by reduced demand for oceangoing vessel engines.
  Latin America sales were up 26 percent. Sales of petroleum engines increased 89 percent from increased sales of turbines and turbine-related services to support increased investment in oil production. Sales of electric power engines doubled due to increased sales of power plant projects and widespread demand for small standby generator sets. Sales of industrial engines declined 47 percent with reduced demand for engines for agricultural equipment. Sales of marine engines declined 38 percent, impacted by shipyard capacity.
  Asia/Pacific sales were up 19 percent. Sales of engines to the petroleum sector were up 13 percent, primarily due to drill rig power applications to support oil production. Sales of industrial engines increased 59 percent with increased market preference for Caterpillar engines. Sales of marine engines remained about flat as full shipyard order books partially influenced demand for oceangoing engines. Sales of electric power engines dropped 18 percent, primarily due to reduced demand in China for generator sets to support electricity reliability and availability.
Financial Products revenues were $622 million, up $97 million, or 18 percent, from fourth quarter 2004. The increase was due primarily to a $43 million favorable impact from continued growth of Earning Assets at Cat Financial and a $33 million impact of higher interest rates on new and existing finance receivables at Cat Financial. Also, there was a $19 million increase in revenues at Cat Insurance due primarily to an increase in earned premiums.

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between Fourth Quarter 2004 (at left) and Fourth Quarter 2005 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with its Board and employees.

Fourth-quarter operating profit improved $384 million, or 56 percent, over a year ago, driven by higher price realization, sales volume and the favorable impact of currency.

Partially offsetting the favorable items were $400 million in higher core operating costs and $35 million of higher retirement benefits. Manufacturing costs represented $225 million of the total increase in core operating costs. Approximately two-thirds of the manufacturing cost increase was due to an increase in period manufacturing costs associated with building our products. Period manufacturing costs increased 17 percent, or approximately $150 million. The majority of the increase resulted from costs incurred to support 12 percent higher sales. These include items such as repair and maintenance and factory rearrangement. The increase also includes costs not directly related to changes in volume, such as depreciation and manufacturing process engineering to support new product introduction.

The remainder of the manufacturing cost increase was attributable to variable cost increases resulting from volume-related inefficiencies due to operating at near capacity levels in many of our facilities.

Non-manufacturing-related core operating costs were up $175 million—a result of higher SG&A and R&D expenses to support product programs and the growth in volume. Also included in this amount was about $70 million of charges related to changes in our dealer distribution support software and the global telehandler alliance that was announced in the fourth quarter of 2005.

Operating Profit by Principal Line of Business
	Fourth Quarter 2005	Fourth Quarter 2004	Change $	Change %
	(Millions of dollars)
Machinery(1)	$644	$366	$278	76%
Engines(1)	358	244	114	47%
Financial Products	142	113	29	26%
Consolidating Adjustments	(77)	(40)	(37)

Consolidated Operating Profit	$1,067	$683	$384	56%

(1)  Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Machinery operating profit of $644 million was up $278 million, or 76 percent, from fourth quarter 2004. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs and higher retirement benefits.

Engines operating profit of $358 million was up $114 million, or 47 percent, from fourth quarter 2004. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs and higher retirement benefits.

Financial Products operating profit of $142 million was up $29 million, or 26 percent, from fourth quarter 2004. The increase was primarily due to a $26 million impact from the continued growth of Earning Assets at Cat Financial.

OTHER PROFIT/LOSS ITEMS

Other income/expense was income of $99 million compared with income of $82 million in fourth quarter 2004. The improvement was due to a reserve adjustment related to the termination of certain capital lease obligations, higher interest income and the absence of a number of expense items incurred during the fourth quarter of 2004 that were individually insignificant. These items were partially offset by the unfavorable impact of currency.

The provision for income taxes in the fourth quarter reflects an estimated annual tax rate of 29.5 percent as compared to a 27 percent rate in 2004. The increase is primarily due to a reduction in our Extraterritorial Income Exclusion (ETI) benefits, partially attributable to the impact of the American Jobs Creation Act (AJCA) permitting only 80 percent of ETI benefits in 2005 and also to a change in our geographic mix of profits. A favorable adjustment of $14 million was recorded this quarter related to the first nine months of 2005 as a result of a decrease in the estimated annual tax rate from 30 to 29.5 percent, primarily due to better than expected ETI benefits. Our estimated annual tax rate excludes the impact of the discrete benefits discussed below.

The fourth quarter 2005 provision for income taxes also includes a discrete benefit of $42 million resulting from a $26 million benefit from the settlement of several non-U.S. tax issues and a $16 million decrease in our charge for earnings repatriation under the provisions of the AJCA.

2004 COMPARED WITH 2003

Sales and Revenues by Geographic Region

	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change
	(Millions of dollars)
2004
Machinery	$18,844	38%	$10,337	41%	$4,511	25%	$1,510	63%	$2,486	35%
Engines(1)	9,492	29%	4,184	30%	2,994	27%	862	9%	1,452	45%
Financial Products(2)	1,970	12%	1,384	12%	338	8%	118	—	130	43%

	$30,306	33%	$15,905	35%	$7,843	25%	$2,490	35%	$4,068	39%

2003
Machinery	$13,678		$7,310		$3,596		$928		$1,844
Engines(1)	7,370		3,222		2,356		793		999
Financial Products(2)	1,759		1,237		313		118		91

	$22,807		$11,769		$6,265		$1,839		$2,934

(1)  Does not include internal engine transfers of $1,745 million and $1,358 million in 2004 and 2003, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.
(2)   Does not include revenues earned from Machinery and Engines of $199 million and $194 million in 2004 and 2003, respectively.

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

Sales and revenues for 2004 were $30.31 billion, $7.50 billion or 33 percent higher than 2003. The increase was due to higher Machinery and Engines volume of $6.26 billion, the favorable impact of currency on sales of $515 million due primarily to the strengthening euro and British pound, improved price realization of $512 million and higher Financial Products revenues of $211 million.

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

In North America, 2004 sales were 41 percent higher than in 2003. Volume increased 37 percent. The rest of the gain resulted from improved price realization. Volume benefited from a 33 percent increase in dealer deliveries, with sizable gains occurring in most applications. Low interest rates, higher commodity prices and accelerated depreciation provisions all encouraged users to replace existing machines and increase fleet sizes. EAME sales rose 25 percent, with about 16 percent coming from more volume, about 7 percent due to the favorable impact of a stronger euro and the remainder due to improved price realization. Half the volume growth occurred in Europe, where low interest rates contributed to some recovery in construction. Volume increased in both Africa/Middle East (AME) and the CIS, largely due to higher metals and energy prices. Sales in Latin America increased 63 percent, the fastest growth of any region. Volume surged about 55 percent, improved price realization contributed about 7 percent with the remainder due to currency. Dealers delivered 56 percent more machines to end users and built inventories even faster to accommodate the steep recovery in activity. The Asia/Pacific region had a 35 percent increase in sales in 2004, primarily due to volume. Volume declined in China, but this was more than offset by large gains in Australia, Indonesia and India. Dealer deliveries into coal mining, benefiting from higher coal prices, increased sharply in all three countries.

Engines sales were $9.49 billion, an increase of $2.12 billion or 29 percent from 2003. Sales volume was up about 24 percent, the favorable impact of currency accounted for about 3 percent and the remainder was due to improved price realization.

Engine sales increased substantially in all regions. The North America engine sales gain of 30 percent was driven primarily by a 37 percent increase in sales of on-highway truck engines, as strong freight demand and improved industry financial health drove expansion and replacement. Sales of engines to the electric power sector increased 25 percent compared to 2003, benefiting from increased demand for quality power, and growth in non-residential construction and business investment. Sales of engines to the industrial sector rose 62 percent, with strong widespread demand from industrial Original Equipment Manufacturer (OEM) products and growing preference for Caterpillar engines. Sales of marine engines increased 20 percent primarily from healthy demand for pleasure craft engines. Sales of petroleum engines remained about flat compared to 2003, as strong demand for reciprocating engines to maximize existing production was slightly more than offset by reduced investment in turbines and turbine related services for pipeline and major infrastructure expansion. Engine sales rose 27 percent in EAME with strong increases in all sectors. Sales of engines into the electric power sector increased 54 percent due to stronger demand for prime and cogeneration systems, Middle Eastern demand for large engines and power modules, and favorable currency versus euro-based competition. Sales of engines to the petroleum sector increased 29 percent, with the vast majority of the increase coming from sales of turbines and turbine-related services to support increases in petroleum investment. Sales of engines to the marine sector increased 27 percent due to increased investment in oceangoing and workboat vessels, driven by higher demand for inland waterway transportation and strengthening oceangoing vessel lease rates. Sales of engines into the industrial sector increased 10 percent. Engine sales in Latin America increased 9 percent with gains in most sectors from an improved business investment climate. Sales of petroleum engines in Latin America increased 16 percent with increased demand for turbines and turbine related services for pipeline applications. Sales of electric power engines in Latin America decreased 27 percent, primarily due to the absence of a large turbine electric power project that occurred during 2003. Widespread economic growth in Asia/Pacific contributed to the 45 percent increase in engine sales. Sales of engines into the electric power sector nearly doubled as strong growth drove increased demand for commercial standby and self-generation, as well as for generator sets to support ongoing demand from transmission shortages in China. Sales of petroleum engines increased 30 percent as growth in exploration and production drove strong demand for turbines and turbine related services. Sales of engines to the marine sector increased 48 percent due to increased demand for dredge equipment in support of construction growth, as well as broad increases in demand for offshore supply boats, pleasure craft and oceangoing vessels.

Financial Products revenues were $1.97 billion, an increase of $211 million or 12 percent from 2003. The increase was due primarily to a $228 million favorable impact at Cat Financial from continued growth of Earning Assets, partially offset by a $60 million impact of lower interest rates on new and existing finance receivables. Also, there was a $19 million increase in earned premiums at Cat Insurance and a $14 million increase in electric plant revenue at Cat Power Ventures.

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

Higher sales volume in all regions resulted in a favorable operating profit impact of $1.81 billion. Operating profit was also favorably impacted by improved price realization of $512 million, the absence of $153 million of Non-Conformance Penalties (NCPs) that were recorded in 2003 and improved profitability of Financial Products of $77 million.

Partially offsetting the favorable items were $1.13 billion in higher core operating costs, a $232 million unfavorable impact of currency on operating profit due primarily to the weakening of the dollar compared with the British pound and the Japanese yen and $139 million of higher retirement benefits.

Our main focus throughout 2004 was to satisfy unprecedented customer demand despite incurring additional core operating costs to respond to the steep market upturn. The additional core operating costs reflect increases in manufacturing costs and higher general support costs to meet demand. These additional manufacturing costs included higher material costs resulting primarily from steel related and commodity price increases and higher freight and expediting costs to ensure timely delivery of material. The remainder of the core operating cost increase is largely attributable to higher SG&A expense to support growth and development programs, planned spending on product development, higher incentive compensation costs as well as increased warranty expense. These unfavorable items were partially offset by ongoing cost reductions resulting from hundreds of 6 Sigma projects.

Operating Profit by Principal Line of Business
	2004	2003	Change $	Change %
	(Millions of dollars)
Machinery(1)	$1,756	$1,199	$557	46%
Engines(1)	589	183	406	222%
Financial Products	470	393	77	20%
Consolidating Adjustments	(131)	(105)	(26)

Consolidated Operating Profit	$2,684	$1,670	$1,014	61%

(1)  Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Machinery operating profit of $1.76 billion was up $557 million, or 46 percent, from 2003. The favorable impact of higher sales volume and improved price realization was partially offset by higher core operating costs (as outlined above), the unfavorable impact of currency and higher retirement benefits.

Engines operating profit of $589 million was up $406 million, or 222 percent, from 2003. The favorable impact of higher sales volume, the absence of NCPs and improved price realization were partially offset by higher core operating costs (as outlined above), higher retirement benefits and the unfavorable impact of currency.

Financial Products operating profit of $470 million was up $77 million, or 20 percent, from 2003. The increase was primarily due to a $105 million impact from the growth of earning assets and a $45 million increase in underwriting income ($26 million due to favorable reserve adjustments resulting from better than anticipated claim experience; remainder due to growth) at Cat Insurance. These favorable items were partially offset by a $39 million increase in operating expenses at Cat Financial primarily related to increased labor costs to support growth in earning assets and a $34 million impact of lower interest spreads.

OTHER PROFIT/LOSS ITEMS

Interest expense excluding Financial Products was $16 million lower compared to 2003 primarily due to lower average borrowing rates.

Other income/expense was income of $253 million compared with income of $53 million in 2003 for a favorable impact of $200 million. The change was primarily due to the favorable impact of Machinery and Engines currency gains of $75 million, the absence of a $55 million bond retirement charge recorded in the third quarter 2003 and the absence of investment impairments at Cat Insurance of $27 million.

The provision for income taxes for both 2003 and 2004 reflects an effective annual tax rate of 27 percent. A change in our geographic mix of profits was offset by the benefit related to the tax exempt federal subsidy provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in accordance with FASB Staff Position 106-2.

The equity in profit/loss of unconsolidated affiliated companies favorably impacted profit by $39 million over 2003, primarily driven by increased profitability at Shin Caterpillar Mitsubishi Ltd. (SCM). The increase in profitability at SCM was driven largely by increased exports.

GLOSSARY OF TERMS

1.  Consolidating Adjustments—Eliminations of transactions between Machinery and Engines and Financial Products.
2.  Core Operating Costs—Machinery and Engines variable manufacturing cost change adjusted for volume and change in period costs. Excludes the impact of currency and retirement benefits for periods comparing 2005 to 2004 and 2004 to 2003. For periods comparing 2006 to 2005, excludes the impact of currency and stock-based compensation.

3.  Currency—With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

4.  EAME—Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

5.  Earning Assets—These assets consist primarily of total finance receivables net of unearned income, plus retained interests in securitized trade receivables, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

6.  Engines—A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery, electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts.  Reciprocating engines meet power needs ranging from 5 to 21,500 horsepower (4 to over 16000 kilowatts).  Turbines range from 1,600 to 20,500 horsepower (1200 to 15000 kilowatts).

7.  Financial Products—A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines, as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an active investor in independent power projects using Caterpillar power generation equipment and services.

8.  Latin America—Geographic region including the Central and South American countries and Mexico.

9.  Machinery—A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telehandlers, skid steer loaders and related parts. Also includes logistics services for other companies.

10.  Machinery and Engines—Due to the highly integrated nature of operations, represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

11.  Manufacturing Costs—Manufacturing costs represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines, and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machine and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management. Manufacturing costs exclude the impact of currency and retirement benefits for periods comparing 2005 to 2004 and 2004 to 2003. For periods comparing 2006 to 2005, excludes the impact of currency and stock-based compensation.

12.  Non-Conformance Penalties (NCP)—Pursuant to a consent decree Caterpillar and other engine manufacturers entered into with the United States Environmental Protection Agency (EPA), the company was required to meet certain emission standards by October 2002 for engines manufactured for on-highway use. Under the consent decree, an engine manufacturer was required to pay a non-conformance penalty (NCP) to the EPA for each engine manufactured after October 1, 2002 that did not meet the standards. The amount of the NCP was based on how close to meeting the standards the engine came—the more the engine was out of compliance, the higher the penalty per engine.

13.  Period Costs—Comprised of Machinery and Engines period manufacturing costs, SG&A expense, R&D expense and other operating costs. Excludes the impact of currency and retirement benefits for periods comparing 2005 to 2004. For periods comparing 2006 to 2005, excludes the impact of currency and stock-based compensation.

14.  Price Realization—The impact of net price changes excluding currency. Includes the impact of changes in the relative weighting of sales between geographic regions.

15.  Retirement Benefits—Cost of defined benefit pension plans, defined contribution plans and retirement health care and life insurance.

16.  Sales Volume—With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machines, engines and parts. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machines, engines and parts combined with the net operating profit impact of changes in the relative weighting of machines, engines and parts sales with respect to total sales.

17.  Stock-Based Compensation—As required by Statement of Financial Accounting Standard 123R, we will begin expensing stock-based compensation awards in 2006. We will adopt this new guidance using the modified perspective method. Compensation cost is based on the fair value of the award on the date of grant.

18.  6 Sigma—On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities. At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain. It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through Black Belt-led project teams. At Caterpillar, 6 Sigma goes beyond mere process improvement; it has become the way we work as teams to process business information, solve problems and manage our business successfully.

19.  2010 Goals—The Company's 2010 goals are a part of its enterprise strategy to achieve its "Vision 2020", which was made public on October 31, 2005. The 2010 goals are grouped under the "3Ps" of people, performance, and profitable growth. The people goals include a highly engaged workforce and world-class safety. The performance goals are related to quality and market leadership and product and service parts availability. Profitable growth goals include the 2010 sales and revenues target and a goal for earnings per share growth.

LIQUIDITY AND CAPITAL RESOURCES

Sources of funds
We generate our capital resources primarily through operations and, in 2004, through collections of certificated retained interests in trade receivables. Collections of certificated retained interests took place when Machinery and Engines sold certain trade receivables to Cat Financial, who would place them into a securitization trust and then sell a portion to third party purchasers. For the receivables retained by the trust, Cat Financial would receive an interest in the trust assets (certificated retained interests). Subsequent collections of these retained interests were reflected as an investing activity in our Consolidated Statement of Cash Flow. From September 2004 through May 2005, the trust was consolidated, and in June 2005 the trust was terminated. We therefore did not have collections of certificated retained interests in trade receivables after August 2004.

In 2005, operating cash flow was $3.11 billion. In 2004, operating cash flow was negative $3.99 billion and collections of certificated retained interests in trade receivables were $5.72 billion totaling positive $1.73 billion. The increase in the total of these sources of funds from $1.73 billion in 2004 to $3.11 billion in 2005 is the result of higher profitability and lower working capital requirements in 2005. See further discussion under Machinery and Engines and Financial Products. We anticipate that the majority of future capital resource requirements will be funded by operating cash flow, which is largely sourced from profits. See our Outlook on page A-61.

Total debt as of December 31, 2005, was $25.75 billion, an increase of $2.22 billion from year-end 2004. Debt related to Machinery and Engines increased $166 million, primarily to support the stock repurchase program and the payment of dividends. On September 13, 2005, $116 million of 9.375 percent debentures due in 2021 and $117 million of 8.00 percent debentures due in 2023 were exchanged for $307 million of 5.30 percent debentures due in 2035 and $23 million of cash. Additionally, capital lease obligations in the amount of $565 million were paid in the fourth quarter of 2005 and a related security deposit of $530 million was released and reclassified from Other assets to Cash and short-term investments in the Consolidated Statement of Financial Position. Debt related to Financial Products increased $2.05 billion due to growth at Cat Financial.

We have three global credit facilities with a syndicate of banks totaling $5.75 billion available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs. A five-year facility of $1.63 billion expires in 2010, a five-year facility of $2.5 billion expires in 2009 and a 364-day facility of $1.63 billion expires in September 2006. The facility expiring in

2006 has a provision that allows Caterpillar or Cat Financial to obtain a one-year loan that would mature in September 2007. Based on management's allocation decision, which can be revised at any time, the portion of the facility available to Cat Financial at December 31, 2005 was $5.15 billion. As part of the 2005 global credit facilities renewal, Cat Financial's year-end leverage covenant has been increased to 8.5:1, from the previous level of 8:1, which aligns it with the 8.5:1 six-month moving average leverage covenant. At December 31, 2005, there were no borrowings under these lines and Cat Financial was in compliance with all debt covenants. Our total credit commitments as of December 31, 2005 were:

	Consolidated	Machinery and Engines	Financial Products
	(Millions of dollars)
Credit lines available:
Global credit facilities	$5,750	$600	$5,150
Other external	2,177	911	1,266

Total credit lines available	7,927	1,511	6,416
Less: Global credit facilities supporting commercial paper	4,563	328	4,235
Less: Utilized credit	531	143	388

Available credit	$2,833	$1,040	$1,793

To maintain an alternative funding source, Cat Financial periodically (generally once a year) securitizes retail (customer) installment sale contracts and finance leases. In this process, these finance receivables are sold into a public asset-backed securitization trust. The trusts, bankruptcy remote qualified special purpose entities (QSPEs) that are not consolidated in our financial statements, held total assets of $980 million related to these securitizations at year-end 2005. We use QSPEs in a manner consistent with conventional practices in the securitization industry to isolate these finance receivables, which are secured by new and used equipment, for the benefit of securitization investors. Our sensitivity analysis indicated that the impact of a 20 percent adverse change to all individual assumptions used to calculate the fair value of all our retained interests at December 31, 2005 would be $2 million or less.

The use of the QSPEs enables us to access the U.S. securitization market for the sale of these types of financial assets. The amounts of funding from securitizations reflect such factors as capital market accessibility, relative costs of funding sources, and assets available for securitization. We had total proceeds from initial sales of these receivables of $850 million and $659 million, and recognized a pre-tax gain of $12 million and $13 million for 2005 and 2004, respectively. Subordinated retained interests in the public securitizations totaled $72 million and $73 million at December 31, 2005 and 2004, respectively.

We do not generate material funding through structured finance transactions.

Machinery and Engines
Net cash provided by operating activities was $2.81 billion compared with $1.92 billion for the same period a year ago. The favorable change is due to higher profitability. In total, working capital requirements in 2005 were about the same as 2004.

Inventories increased throughout 2005 due to higher demand, but at a much lower rate than 2004. Accounts payable reflect comparable purchase activity year over year; however, 2004 operating cash flow was favorably affected by a change in invoice payment terms that impacted most of our U.S. locations. Additionally, 2005 operating cash flow reflects a higher level of receivable sales to Cat Financial and pension contributions of $912 million, $235 million higher than 2004.

Pursuant to the share repurchase program authorized by the Board of Directors in October 2003, $1.68 billion was spent to purchase 34 million shares in 2005. The goal of the share repurchase program, which expires in October 2008, is to reduce the company's outstanding shares to 640 million. There were 671 million shares outstanding at the end of 2005.

Capital expenditures, excluding equipment leased to others, during 2005 were $1.16 billion, an increase of $321 million from the same period a year ago. The increase is a result of increased spending to support growth and new product introductions.

Financial Products
Operating cash flow was $1.08 billion in 2005, compared with $962 million for the same period a year ago. Cash used to purchase equipment leased to others was $1.27 billion in 2005, an increase of $79 million from the same period a year ago. In addition, net cash used for finance receivables and retained interests in securitized assets was $3.08 billion in 2005, compared with $3.15 billion in 2004.

Financial Products total borrowings were $21.82 billion at December 31, 2005, an increase of $2.05 billion from December 31, 2004 due to financing a higher amount of assets. Debt repayment in Financial Products depends primarily on timely repayment and collectibility of the receivables portfolio. At December 31, 2005, finance receivables past due over 30 days were 1.42 percent, compared with 1.55 percent at  December 31, 2004. The allowance for credit losses was 1.35 percent of finance receivables, net of unearned income, at December 31, 2005, compared to 1.38 percent at December 31, 2004. Receivables written off due to uncollectibility, net of recoveries on receivables previously written off, were $45 million and $72 million for 2005 and 2004, respectively.

Dividends paid per common share(1)

Quarter	2005	2004	2003
First	$.205	$.185	$.175
Second	.205	.185	.175
Third	.250	.205	.175
Fourth	.250	.205	.185

	$0.91	$0.78	$0.71

(1) Per share data reflects the July 2005 2-for-1 stock split.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, warranty liability, and reserves for product liability and insurance losses, postretirement benefits, post-sale discounts, credit losses and income taxes. We have incorporated many years of data into

Contractual obligations
The company has committed cash outflow related to long-term debt, operating lease agreements, purchase obligations and other contractual obligations. Minimum payments for these long-term obligations are:

	2006	2007	2008	2009	2010	After 2010	Total
	(Millions of dollars)
Long-term debt:
Machinery and Engines	$340	$88	$25	$550	$1	$1,987	$2,991
Financial Products	4,159	3,882	2,731	1,994	2,333	2,020	17,119

Total long-term debt	4,499	3,970	2,756	2,544	2,334	4,007	20,110
Capital leases	—	2	2	3	3	56	66
Operating leases	213	167	146	113	97	365	1,101
Postretirement obligations(1)	570	860	1,770	410	405	2,400	6,415
Purchase obligations:
Accounts payable(2)	3,471	—	—	—	—	—	3,471
Purchase orders(3)	4,896	—	—	—	—	—	4,896
Other contractual obligations(4)	162	122	116	112	110	268	890

Total purchase obligations	8,529	122	116	112	110	268	9,257
Other long-term obligations(5)	125	82	62	61	60	3	393
Interest on long-term debt(6)	779	614	495	380	294	4,358	6,920

Total contractual obligations	$14,715	$5,817	$5,347	$3,623	$3,303	$11,457	$44,262

(1)  Amounts represent expected contributions to our pension and other postretirement benefit plans through 2015, offset by expected Medicare Part D subsidy receipts.
(2)  Amount represents invoices received and recorded as liabilities in 2005, but scheduled for payment in 2006. These represent short-term obligations made in the ordinary course of business.
(3)  Amount represents contractual obligations for material and services on order at December 31, 2005 but not yet delivered. These represent short-term obligations made in the ordinary course of business.
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

Warranty liability—Determined by applying historical claim rate experience to the current field population and dealer inventory. Historical claim rates are developed using a rolling average of actual warranty payments. Effective in the third quarter of 2004, we refined our process to utilize more detailed claim rates by product. This provides more comprehensive product warranty information for management. This change did not have a material impact on our financial statements. Warranty payments may differ from those estimated if actual claim rates are higher or lower than our historical rates.

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
  The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is based on the Moody's Aa bond yield as of our measurement date, November 30, and represents the rate at which our benefit obligations could effectively be settled. To validate the discount rate, a detailed analysis of the individual plans' expected cash flows is made annually. This involves analyzing Caterpillar's projected cash flows against a high quality bond yield curve, calculated using a wide population of corporate Aa bonds. The modeled discount rate that results from matching the aggregate expected future cash flow from the Caterpillar benefit plans to the yield curve of high quality corporate bonds is consistent with the annualized Moody's Aa rate. A similar process is used to determine the assumed discount rate for our non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and expense.
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

Credit loss reserve—Management's ongoing evaluation of the adequacy of the allowance for credit losses considers both impaired and unimpaired finance receivables and takes into consideration past loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of underlying collateral and current economic conditions. In estimating probable losses we review accounts that are past due, non-performing, in bankruptcy or otherwise identified as at risk for potential credit loss. Accounts are identified as at risk for potential credit loss using information available about the customer, such as financial statements, news reports, and published credit ratings as well as general information regarding industry trends and the general economic environment.

The allowance for credit losses attributable to specific accounts is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value we estimate current fair market value of collateral and factor in credit enhancements such as additional collateral and third party guarantees. The allowance for credit losses attributable to the remaining accounts is a general allowance based upon the risk in the portfolio, primarily using probabilities of default and an estimate of associated losses. In addition qualitative factors not able to be fully captured in previous analysis including industry trends, macroeconomic factors and model imprecision are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

While management believes it has exercised prudent judgment and applied reasonable assumptions which have resulted in an allowance presented in accordance with generally accepted accounting principles, there can be no assurance that in the future, changes in economic conditions or other factors might cause changes in the financial health of our customers which could change the timing and level of payments received thus necessitate a change to our estimated losses.

Income tax reserve—Despite our belief that our tax return positions are consistent with applicable tax laws, we believe that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. Significant judgment is required in evaluating our tax reserves. Our reserves are adjusted in light of changing facts and circumstances, such as the progress of our tax audits. Our income tax expense includes the impact of reserve provisions and changes to reserves that we consider appropriate, as well as related interest and penalties. Unfavorable adjustments to our tax filing position for issues included in our tax reserves would require use of our cash. Favorable resolution would be recognized as a reduction to income tax expense at the time of resolution.

EMPLOYMENT

Caterpillar's worldwide employment was 85,116 in 2005 compared with 76,920 in 2004. The increase was primarily due to about 4,200 hourly labor additions to support higher volume and the conversion of about 2,000 supplemental employees to full-time employment. In addition, about 2,000 salaried and management employees were added in 2005 to support higher volume, new product introductions and growth of our service businesses.

Full-Time Employees at Year End
	2005	2004	2003
Inside U.S.	43,878	38,128	35,260
Outside U.S.	41,238	38,792	33,909

Total	85,116	76,920	69,169

By Region:
North America	43,933	38,396	35,486
EAME	23,137	22,169	20,547
Latin America	11,688	10,733	8,533
Asia/Pacific	6,358	5,622	4,603

Total	85,116	76,920	69,169

OTHER MATTERS

ENVIRONMENTAL AND LEGAL MATTERS

The company is regulated by federal, state and international environmental laws governing our use of substances and control of emissions. In addition to governing our manufacturing and other operations, these laws often impact the development of our products, including through required compliance with air emissions standards applicable to internal combustion engines. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings, or competitive position.

We are cleaning up contamination at a number of locations, often with other companies, pursuant to federal and state laws. When it is probable we will pay cleanup costs at a site and those costs can be estimated, the costs are charged against our earnings. In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.

The amount recorded for environmental cleanup is not material and is included in "Accrued expenses" in Statement 2.

We cannot estimate costs on sites in the very early stages of cleanup. Currently, we have several sites in the very early stages of cleanup, and there is no more than a remote chance that a material amount for cleanup at any individual site or at all sites in the aggregate will be required.

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

In addition, the consent decree required Caterpillar to pay a fine of $25 million, which was expensed in 1998, and to make investments totaling $35 million in environmental-related products by July 7, 2007. During the first quarter of 2005, Caterpillar made qualifying investments of $3 million surpassing its investment requirement in environmental-related products with an accumulated investment of $38 million. A future benefit is expected to be realized from these environmental projects related to Caterpillar's ability to capitalize on the technologies it developed in complying with its environmental project obligations. In short, Caterpillar expects to receive a positive net return on the environmental projects by being able to market the technology it developed.

We have disclosed certain individual legal proceedings in this filing. Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues and intellectual property rights. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of probable loss, we believe that these unresolved legal actions will not individually or in the aggregate have a material impact on our consolidated financial position, liquidity or results of operations.

On January 16, 2002, Caterpillar commenced an action in the Circuit Court of the Tenth Judicial Circuit of Illinois in Peoria, Illinois, against Navistar International Transportation Corporation and International Truck and Engine Corporation (collectively Navistar). The lawsuit arises out of a long-term purchase contract between Caterpillar and Navistar effective May 31, 1988, as amended from time to time (the Purchase Agreement). The pending complaint alleges, among other things, that Navistar breached its contractual obligations by: (i) paying Caterpillar $8.08 less per fuel injector than the agreed upon price for new unit injectors delivered by Caterpillar; (ii) refusing to pay contractually agreed upon surcharges owed as a result of Navistar ordering less than planned volumes of replacement unit injectors; and (iii) refusing to pay contractually agreed upon interest stemming from Navistar's late payments. As of December 31, 2005, the net past due receivable from Navistar regarding the foregoing and included in "Long-term receivables—trade and other" in Statement 2 totaled $139 million. The pending complaint also has claims alleging that Newstream Enterprises and Navistar, collectively and individually, failed to pay the applicable price to Caterpillar for shipments of unit injectors to Newstream. As of December 31, 2005, the net past due receivables for the foregoing, included in "Long-term receivables—trade and other" in Statement 2 totaled $12 million. The pending complaint further alleges that Sturman Industries, Inc. and Sturman Engine Systems, Inc. colluded with Navistar to utilize technology that Sturman Industries, Inc. misappropriated from Caterpillar to help Navistar develop its G2 fuel system, and tortiously interfered with the Purchase Agreement and Caterpillar's prospective economic relationship with Navistar. The pending complaint further alleges that the two parties' collusion led Navistar to select Sturman Engine Systems, Inc. and another company, instead of Caterpillar, to develop and manufacture the G2 fuel system.

On September 30, 2005, International Truck and Engine Corporation (International) commenced an action against Caterpillar in the Circuit Court of the Tenth Judicial Circuit of Illinois in Peoria, Illinois. The lawsuit states that it arises out of the May 31, 1988 Purchase Agreement described above. The Complaint alleges, among other things, that Caterpillar procured the May 31, 1988 Purchase Agreement by fraudulently misrepresenting or concealing information related to the business of selling fuel injectors to International, and that Caterpillar breached the Purchase Agreement. International's Complaint does not specify the amount of damages being sought. Caterpillar intends to defend itself vigorously in this case.

On May 7, 2002, International commenced an action against Caterpillar in the Circuit Court of DuPage County, Illinois regarding a long-term agreement term sheet ("term sheet") (the "first lawsuit"). In its sixth amended complaint in the first lawsuit, International alleged that the term sheet constitutes a legally binding contract for the sale of heavy-duty engines at specified prices through the end of 2006, alleged that Caterpillar breached the term sheet by, among other things, raising certain prices effective October 1, 2002, and also alleged that Caterpillar breached an obligation to negotiate a comprehensive long-term agreement referenced in the term sheet. International sought declaratory and injunctive relief as well as damages in an amount to be determined at trial. Caterpillar denied International's claims and has filed a counterclaim seeking a declaration that the term sheet has been effectively terminated. Caterpillar also asserted that pursuant to a subsequent agreement International released Caterpillar from certain of its claims. On September 24, 2003, the Appellate

Court of Illinois, ruling on an interlocutory appeal, issued an order consistent with Caterpillar's position that, even if the court subsequently determines that the term sheet is a binding contract, it is indefinite in duration and was therefore terminable at will by Caterpillar upon reasonable notice. On April 12, 2005 International commenced a second, related action against Caterpillar in the Circuit Court of DuPage County, Illinois (the "second lawsuit"). The second lawsuit contained allegations similar to the allegations contained in the first lawsuit. International also alleged in the second lawsuit that Caterpillar materially breached the subsequent agreement. On June 15, 2005 International voluntarily dismissed its complaint in the first lawsuit. The second lawsuit has been consolidated with Caterpillar's counterclaims from the first lawsuit. Trial is currently scheduled to begin during the third quarter of 2006. This case is not related to the breach of contract action brought by Caterpillar against Navistar which is currently pending in the Circuit Court of Peoria County, Illinois.

In a letter dated November 15, 2004, the EPA proposed a civil penalty of $641,392 to Caterpillar for the alleged failure to comply with certain requirements of the Federal Clean Air Act. The EPA alleges that Caterpillar constructed a facility in Emporia, Kansas and failed to comply with Section 112(g)(2)(B) of the Clean Air Act. Caterpillar sold the Emporia facility in December 2002. We are seeking a settlement of this matter with all concerned parties and, in the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

During the second quarter of 2005, the Internal Revenue Service (IRS) completed its field examination of our 1995 through 1999 U.S. tax returns. In connection with this examination, we received notices of certain adjustments proposed by the IRS, primarily related to foreign sales corporation (FSC) commissions, foreign tax credit calculations and R&D credits. We disagree with these proposed adjustments and are vigorously disputing this matter through applicable IRS and judicial procedures, as appropriate. Although the final resolution of the proposed adjustments is uncertain, in the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

RETIREMENT BENEFITS

We recognized pension expense of $366 million in 2005 as compared to $274 million in 2004. The increase in expense was primarily a result of both the amortization of actuarial losses resulting largely from a declining discount rate and plan changes from the new UAW labor agreement (discussed below), partially offset by the impact of expected asset returns on plan assets. SFAS 87, "Employers' Accounting for Pensions" requires companies to discount future benefit obligations back to today's dollars using a discount rate that is based on high-quality fixed-income investments. A decrease in the discount rate increases the pension benefit obligation. This increase is amortized into earnings as an actuarial loss. SFAS 87 also requires companies to use an expected long-term rate of return on plan assets for computing current year pension expense. Differences between the actual and expected asset returns are also amortized into earnings as actuarial gains and losses. At the end of 2005, total unrecognized actuarial losses were $3.82 billion, as compared to $3.28 billion in 2004. The majority of the unrecognized actuarial losses are due to declining discount rates in recent years. The $538 million increase during 2005 was mainly the result of a lower discount rate and changes to certain demographic assumptions, slightly offset by better than expected asset returns.

In 2005, we recognized other postretirement benefit expense of $347 million compared to $256 million in 2004. The increase in expense is primarily the result of plan changes from the new UAW labor agreement, the amortization of actuarial losses resulting from an increase in expected health care inflation and a declining discount rate, partially offset by changes to the U.S. salaried and management other postretirement benefit plan (discussed below). Unrecognized actuarial losses for other postretirement benefit plans were $1.60 billion at the end of 2005. These losses mainly reflect a declining discount rate and an increase in expected health care inflation. The unrecognized losses were $363 million higher than at the end of 2004 due to the unfavorable impact of an increase in expected health care inflation, a lower discount rate and changes to certain demographic assumptions, slightly offset by better than expected asset returns.

The unrecognized actuarial losses for both pensions and other postretirement benefits will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes, actual demographic experience and other factors that impact these expenses. These losses will be amortized on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the benefit plans. At the end of 2005, the average remaining service period of active employees was 11 years for our U.S. pension plans, 12 years for our non-U.S. pension plans and 8 years for other postretirement benefit plans. We expect our amortization of net actuarial losses to increase approximately $70 million in 2006 as compared to 2005, primarily because of a decrease in the discount rate.

For our U.S. pension plans, our current asset allocation is 72 percent equity securities and 28 percent debt securities, and our target allocation for 2006 is 70 percent equity securities and 30 percent debt securities. The current asset allocation for our non-U.S. pension plans is 63 percent equity securities, 30 percent debt securities, 5 percent real estate and 2 percent other. The target allocation for 2006 for our non-U.S. pension plans is 64 percent equity securities, 29 percent debt securities, 6 percent real estate and 1 percent other. Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The U.S. plans are rebalanced to plus or minus five percentage points of the target asset allocation ranges on a monthly basis. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

SFAS 87 requires the recognition of an Additional Minimum Liability if the market value of plan assets is less than the accumulated benefit obligation at the end of the measurement date. Based on these values, the company's Additional Minimum Liability was decreased in the fourth quarter 2005 by $233 million, which offset the first quarter 2005 increase due to the plan changes from the new UAW labor agreement (see below). The net effect of these adjustments resulted in a decrease in Accumulated Other Comprehensive Income (a component of Shareholder's

Equity on the Consolidated Financial Position) of $96 million after tax. The fourth quarter decrease differed from our third quarter 2005 estimate primarily because of higher than expected fourth quarter cash contributions to one of our U.S. pension plans. This resulted in plan assets being greater than the accumulated benefit obligation and thus no additional minimum pension liability was required. Future changes to the Additional Minimum Liability will be dependent on several factors including our assumed discount rate, actual returns on our pension plan assets, company contributions and benefit plan changes. During 2005, we made cash contributions of $543 million to our U.S. defined benefit pension plans and $369 million to our non-U.S. pension plans.

The agreement reached with the UAW in January 2005 included changes to both pension and other postretirement benefits. Pension plan changes included increases in basic benefit payments, increases in the allowance provided to employees who retire before age 62 as well as annual lump-sum payments to retirees during the first three years of the contract. Other postretirement benefit changes included several changes to our retiree medical plan design that resulted in a net increase in company cost sharing with retirees.

Changes to the pension plan resulted in an increase in the pension obligation of approximately $230 million. This reflects a discount rate of 5.8 percent. The increase will be amortized into earnings on a straight-line basis over 10 years, the average remaining service period of active employees impacted by the plan change. In addition, there will be an ongoing increase in expense as a result of the benefit changes. In total, full year 2005 pension expense (and annual expense until the plan change is fully amortized) increased $29 million. In addition to the increase in pension expense, the plan changes increased the Additional Minimum Pension Liability by $233 million.

Changes to the other postretirement plan resulted in an increase in the benefit obligation of approximately $620 million. This also reflects a discount rate of 5.8 percent. The increase will be amortized into earnings on a straight-line basis over 16 years, the average remaining life expectancy of plan participants that are fully eligible for benefits (as they comprise almost all of the plan). In addition, there will be an ongoing increase in expense as a result of the benefit changes. In total, full year 2005 other postretirement benefit expense (and annual expense until the plan change is fully amortized) increased $69 million.

In April 2005, amendments were made to our U.S. salaried and management other postretirement benefit plan that increase employee cost sharing and resulted in a decrease in the benefit obligation of approximately $190 million. This reflects a discount rate of 5.7 percent. The decrease will be amortized into earnings on a straight-line basis over nine years, the average remaining service period of active employees impacted by the plan change. In addition, there will be an ongoing decrease in expense as a result of the benefit changes. 2005 other postretirement benefit expense decreased $18 million. After 2005, the annual expense (until the plan change is fully amortized) will decrease approximately $24 million.

Although we have no ERISA funding requirements in 2006, we expect to make approximately $10 million of contributions to our U.S. pension plans and $30 million of contributions to our non-U.S. pension plans during the year. We have adequate liquidity resources to fund both U.S. and non-U.S. pension plans. Also during 2006, in addition to our funding of ongoing cash benefit payments of approximately $350 million, we expect to make an additional contribution of $200 million to our other postretirement benefit plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one percentage point change in our primary actuarial assumptions on 2005 benefit costs and year-end obligations are included in the table on page A-57.

SENSITIVITY

Foreign Exchange Rate Sensitivity
Machinery and Engines use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to four years. Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Engines operations for the next 12 months and the foreign currency derivative instruments in place at year end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2006 cash flow for our Machinery and Engines operations by approximately $178 million. Last year similar assumptions and calculations yielded a potential $200 million adverse impact on 2005 cash flow. We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

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

Interest Rate Sensitivity
For our Machinery and Engines operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2006 pretax earnings of Machinery and Engines by

Postretirement Benefit Plan Actuarial Assumptions Sensitivity
Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2005 pension and other postretirement benefits costs and obligations:

	2005 Benefit Cost		Year-end Benefit Obligation
	One percentage- point increase	One percentage- point decrease	One percentage- point increase	One percentage- point decrease
	(Millions of dollars)
Pension benefits:
Assumed discount rate	$(120)	$126	$(1,465)	$1,661
Expected rate of compensation increase	56	(51)	213	(207)
Expected long-term rate of return on plan assets	(95)	95	—	—
Other postretirement benefits:
Assumed discount rate	(31)	62	(573)	637
Expected rate of compensation increase	1	(1)	3	(3)
Expected long-term rate of return on plan assets	(8)	8	—	—
Assumed health care cost trend rate	77	(52)	418	(364)

Primary Actuarial Assumptions
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate	5.6%	5.9%	6.2%	4.6%	5.2%	5.1%	5.6%	5.9%	6.1%
Rate of compensation increase	4.0%	4.0%	4.0%	3.7%	3.5%	3.2%	4.0%	4.0%	4.0%
Weighted-average assumptions used to determine net cost:
Discount rate	5.9%	6.2%	7.0%	5.2%	5.1%	5.4%	5.8%	6.1%	7.0%
Expected return on plan assets	9.0%	9.0%	9.0%	7.1%	7.4%	7.1%	9.0%	9.0%	9.0%
Rate of compensation increase	4.0%	4.0%	4.0%	3.5%	3.2%	3.3%	4.0%	4.0%	4.0%
Health care cost trend rates at year end:
Health care trend rate assumed for next year							8.5%	8.4%	8.5%
Rate that the cost trend rate gradually declines to							5.0%	5.0%	4.5%
Year that the cost trend rate reaches ultimate rate							2013	2012	2009

$15 million. Last year, similar assumptions and calculations yielded a potential $5 million adverse impact on 2005 pretax earnings. This effect is caused by the interest rate fluctuations on our short-term debt.

For our Financial Products operations, we use interest rate derivative instruments primarily to meet our match funding objectives and strategies. We have a match funding policy whereby the interest rate profile (fixed or floating rate) of our debt portfolio is matched to the interest rate profile of our earning asset portfolio (finance receivables and operating leases) within certain parameters. In connection with that policy, we use interest rate swap agreements to modify the debt structure. Match funding assists us in maintaining our interest rate spreads, regardless of the direction interest rates move.

In order to properly manage our sensitivity to changes in interest rates, we measure the potential impact of different interest rate assumptions on pretax earnings. All on-balance sheet positions, including derivative financial instruments, are included in the analysis. The primary assumptions included in the analysis are that there are no new fixed rate assets or liabilities, the proportion of fixed rate debt to fixed rate assets remains unchanged and the level of floating rate assets and debt remain constant. Based on the December 31, 2005 balance sheet under these assumptions, the analysis estimates the impact of a 100 basis point immediate and sustained parallel rise in interest rates to be a $9 million decrease to pretax earnings for 2006. In 2005, changes were made to specific assumptions related to certain short-term assets and liabilities and the treatment of equity that we feel provide a more realistic estimate of the impact of changes in interest rates. Based on these revised assumptions, the estimated impact for 2005 was a $20 million decrease in pretax earnings versus the $13 million decrease in 2005 pretax earnings reported in 2004.

This analysis does not necessarily represent our current outlook of future market interest rate movement, nor does it consider any actions management could undertake in response to changes in interest rates. Accordingly, no assurance can be given that actual results would be consistent with the results of our estimate.

SUPPLEMENTAL CONSOLIDATING DATA

We are providing supplemental consolidating data for the purpose of additional analysis.  The data has been grouped as follows:

Consolidated—Caterpillar Inc. and its subsidiaries.

Machinery and Engines—The Machinery and Engines data contained in the schedules on pages A-58 to A-60 are "non-GAAP financial measures" as defined by the Securities and Exchange Commission in Regulation G. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures. Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products—our finance and insurance subsidiaries, primarily Cat Financial and Cat Insurance.

Consolidating Adjustments—eliminations of transactions between Machinery and Engines and Financial Products.

Pages A-58 to A-60 reconcile Machinery and Engines with Financial Products on the Equity Basis to Caterpillar Inc. Consolidated financial information.

Supplemental Data for Results of Operations
For The Years Ended December 31
(Millions of dollars)

				Supplemental consolidating data
	Consolidated			Machinery and Engines(1)			Financial Products			Consolidating Adjustments
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005		2004		2003
Sales and revenues:
Sales of Machinery and Engines	$34,006	$28,336	$21,048	$34,006	$28,336	$21,048	$—	$—	$—	$—		$—		$—
Revenues of Financial Products	2,333	1,970	1,759	—	—	—	2,650	2,169	1,953	(317	)(2)	(199	)(2)	(194	)(2)

Total sales and revenues	36,339	30,306	22,807	34,006	28,336	21,048	2,650	2,169	1,953	(317)		(199)		(194)
Operating costs:
Cost of goods sold	26,558	22,497	16,997	26,558	22,497	16,997	—	—	—	—		—		—
Selling, general and administrative expenses	3,190	2,926	2,322	2,786	2,548	2,009	446	441	382	(42	)(3)	(63	)(3)	(69	)(3)
Research and development expenses	1,084	928	669	1,084	928	669	—	—	—	—		—		—
Interest expense of Financial Products	768	524	474	—	—	—	786	536	486	(18	)(4)	(12	)(4)	(12	)(4)
Other operating expenses	955	747	675	76	18	(9)	887	722	692	(8	)(3)	7	(3)	(8	)(3)

Total operating costs	32,555	27,622	21,137	30,504	25,991	19,666	2,119	1,699	1,560	(68)		(68)		(89)

Operating profit	3,784	2,684	1,670	3,502	2,345	1,382	531	470	393	(249)		(131)		(105)
Interest expense excluding Financial Products	260	230	246	266	235	259	—	—	—	(6	)(4)	(5	)(4)	(13	)(4)
Other income (expense)	377	253	53	85	92	(17)	49	35	(22)	243	(5)	126	(5)	92	(5)

Consolidated profit before taxes	3,901	2,707	1,477	3,321	2,202	1,106	580	505	371	—		—		—
Provision for income taxes	1,120	731	398	926	566	286	194	165	112	—		—		—

Profit of consolidated companies	2,781	1,976	1,079	2,395	1,636	820	386	340	259	—		—		—
Equity in profit (loss) of unconsolidated affiliated companies	73	59	20	64	56	16	9	3	4	—		—		—
Equity in profit of Financial Products' subsidiaries	—	—	—	395	343	263	—	—	—	(395	)(6)	(343	)(6)	(263	)(6)

Profit	$2,854	$2,035	$1,099	$2,854	$2,035	$1,099	$395	$343	$263	$(395)		$(343)		$(263)

(1)   Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
(2)   Elimination of Financial Products revenues earned from Machinery and Engines.
(3)   Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
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

Supplemental Data for Financial Position
At December 31
(Millions of dollars)

			Supplemental consolidating data
	Consolidated		Machinery and Engines (1)		Financial Products		Consolidating Adjustments
	2005	2004	2005	2004	2005	2004	2005		2004
Assets
Current assets:
Cash and short-term investments	$1,108	$445	$951	$270	$157	$175	$—		$—
Receivables—trade and other	7,526	7,463	2,833	3,276	419	465	4,274	(2)(3)	3,722	(2)(3)
Receivables—finance	6,442	5,182	—	—	11,058	9,325	(4,616	)(3)	(4,143	)(3)
Deferred and refundable income taxes	344	398	276	333	68	65	—		—
Prepaid expenses	2,146	1,369	2,139	1,367	26	16	(19	)(4)	(14	)(4)
Inventories	5,224	4,675	5,224	4,675	—	—	—		—

Total current assets	22,790	19,532	11,423	9,921	11,728	10,046	(361)		(435)
Property, plant and equipment—net	7,988	7,682	5,067	4,820	2,921	2,862	—		—
Long-term receivables—trade and other	1,037	764	301	255	36	37	700	(2)(3)	472	(2)(3)
Long-term receivables—finance	10,301	9,903	—	—	11,036	10,410	(735	)(3)	(507	)(3)
Investments in unconsolidated affiliated companies	565	517	526	479	39	39	—		(1	)(5)
Investments in Financial Products subsidiaries	—	—	3,253	3,012	—	—	(3,253	)(6)	(3,012	)(6)
Deferred income taxes	768	674	1,057	950	32	27	(321	)(7)	(303	)(7)
Intangible assets	424	315	418	307	6	8	—		—
Goodwill	1,451	1,450	1,451	1,450	—	—	—		—
Other assets	1,745	2,258	491	1,075	1,254	1,183	—		—

Total assets	$47,069	$43,095	$23,987	$22,269	$27,052	$24,612	$(3,970)		$(3,786)

Liabilities
Current liabilities:
Short-term borrowings	$5,569	$4,157	$871	$93	$4,897	$4,396	$(199	)(8)	$(332	)(8)
Accounts payable	3,471	3,580	3,347	3,459	261	205	(137	)(9)	(84	)(9)
Accrued expenses	2,617	2,261	1,605	1,426	1,038	855	(26	)(10)	(20	)(10)
Accrued wages, salaries and employee benefits	1,845	1,730	1,826	1,716	19	14	—		—
Customer advances	395	447	395	447	—	—	—		—
Dividends payable	168	141	168	141	—	—	—		—
Deferred and current income taxes payable	528	259	448	212	84	47	(4	)(7)	—
Long-term debt due within one year	4,499	3,531	340	6	4,159	3,525	—		—

Total current liabilities	19,092	16,106	9,000	7,500	10,458	9,042	(366)		(436)
Long-term debt due after one year	15,677	15,837	2,752	3,697	12,960	12,175	(35	)(8)	(35	)(8)
Liability for postemployment benefits	2,991	2,986	2,991	2,986	—	—	—		—
Deferred income taxes and other liabilities	877	699	812	619	381	383	(316	)(7)	(303	)(7)

Total liabilities	38,637	35,628	15,555	14,802	23,799	21,600	(717)		(774)

Stockholders' equity
Common stock	1,859	1,231	1,859	1,231	875	888	(875	)(6)	(888	)(6)
Treasury stock	(4,637)	(3,277)	(4,637)	(3,277)	—	—	—		—
Profit employed in the business	11,808	9,937	11,808	9,937	2,197	1,824	(2,197	)(6)	(1,824	)(6)
Accumulated other comprehensive income	(598)	(424)	(598)	(424)	181	300	(181	)(6)	(300	)(6)

Total stockholders' equity	8,432	7,467	8,432	7,467	3,253	3,012	(3,253)		(3,012)

Total liabilities and stockholders' equity	$47,069	$43,095	$23,987	$22,269	$27,052	$24,612	$(3,970)		$(3,786)

(1)  Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
(2)  Elimination of receivables between Machinery and Engines and Financial Products.
(3)  Reclassification of Machinery and Engines trade receivables purchased by Cat Financial and Cat Financial's wholesale inventory receivables.
(4)  Elimination of Machinery and Engines insurance premiums that are prepaid to Financial Products.
(5)  Elimination of Machinery and Engines investment in Financial Products subsidiary.
(6)  Elimination of Financial Products equity which is accounted for on Machinery and Engines on the equity basis.
(7)  Reclassification reflecting required netting of deferred tax assets/liabilities by taxing jurisdiction.
(8)  Elimination of debt between Machinery and Engines and Financial Products.
(9)  Elimination of payables between Machinery and Engines and Financial Products.
(10) Elimination of prepaid insurance in Financial Products' accrued expenses.

Supplemental Data for Statement of Cash Flow
For the Years Ended December 31
(Millions of dollars)

			Supplemental consolidating data
	Consolidated		Machinery and Engines(1)		Financial Products		Consolidating Adjustments
	2005	2004	2005	2004	2005	2004	2005		2004
Cash flow from operating activities:
Profit	$2,854	$2,035	$2,854	$2,035	$395	$343	$(395	)(2)	$(343)	(2)
Adjustments for non-cash items:
Depreciation and amortization	1,477	1,397	835	795	642	602	—		—
Undistributed profit of Financial Products	—	—	(373)	(328)	—	—	373	(3)	328	(3)
Other	(20)	(113)	7	(111)	(205)	(145)	178	(4)	143	(4)
Changes in assets and liabilities:
Receivables—trade and other	(908)	(7,616)	(39)	(531)	7	43	(876)	(4)(5)	(7,128)	(4)(5)
Inventories	(568)	(1,391)	(568)	(1,391)	—	—	—		—
Accounts payable and accrued expenses	532	1,457	353	1,325	238	11	(59	)(4)	121	(4)
Other assets—net	(866)	337	(854)	240	(34)	7	22	(4)	90	(4)
Other liabilities—net	612	(97)	595	(116)	34	101	(17)	(4)	(82	)(4)

Net cash provided by (used for) operating activities	3,113	(3,991)	2,810	1,918	1,077	962	(774)		(6,871)

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(1,201)	(926)	(1,162)	(841)	(39)	(85)	—		—
Expenditures for equipment leased to others	(1,214)	(1,188)	—	(2)	(1,265)	(1,186)	51	(4)	—
Proceeds from disposals of property, plant and equipment	637	486	45	27	592	459	—		—
Additions to finance receivables	(10,334)	(8,930)	—	—	(33,961)	(20,515)	23,627	(5)	11,585	(5)
Collections of finance receivables	7,057	6,216	—	—	29,449	16,963	(22,392	)(5)	(10,747	)(5)
Proceeds from sale of finance receivables	900	700	—	—	1,430	1,363	(530	)(5)	(663	)(5)
Additions to retained interests in securitized trade receivables	—	—	—	—	—	(6,686)	—		6,686	(6)
Collections of retained interests in securitized trade receivables	—	5,722	—	—	—	5,722	—		—
Net intercompany borrowings	—	—	111	159	—	209	(111	)(7)	(368	)(7)
Investments and acquisitions (net of cash acquired)	(13)	(290)	(13)	(295)	—	—	—		5	(4)
Proceeds from sale of partnership investment	—	290	—	—	—	290	—		—
Proceeds from release of security deposit	530	—	530	—	—	—	—		—
Proceeds from sale of available-for-sale securities	257	408	15	13	242	395	—		—
Investments in available-for-sale securities	(338)	(609)	(20)	(107)	(318)	(502)	—		—
Other—net	194	198	10	12	197	192	(13	)(8)	(6	)(8)

Net cash provided by (used for) investing activities	(3,525)	2,077	(484)	(1,034)	(3,673)	(3,381)	632		6,492

Cash flow from financing activities:
Dividends paid	(618)	(534)	(618)	(534)	(22)	(15)	22	(9)	15	(9)
Common stock issued, including treasury shares reissued	482	317	482	317	(14)	(2)	14	(8)	2	(8)
Treasury shares purchased	(1,684)	(539)	(1,684)	(539)	—	—	—		—
Net intercompany borrowings	—	—	—	(209)	(111)	(159)	111	(7)	368	(7)
Proceeds from debt issued (original maturities greater than three months)	14,574	10,490	574	55	14,000	10,435	—		—
Payments on debt (original maturities greater than three months)	(11,620)	(8,690)	(654)	(78)	(10,966)	(8,612)	—		—
Short-term borrowings (original maturities three months or less)—net	19	830	317	18	(298)	812	—		—

Net cash provided by (used for) financing activities	1,153	1,874	(1,583)	(970)	2,589	2,459	147		385

Effect of exchange rate changes on cash	(78)	143	(62)	136	(11)	13	(5	)(10)	(6)	(10)

Increase (decrease) in cash and short-term investments	663	103	681	50	(18)	53	—		—
Cash and short-term investments at beginning of period	445	342	270	220	175	122	—		—

Cash and short-term investments at end of period	$1,108	$445	$951	$270	$157	$175	$—		$—

(1)   Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
(2)   Elimination of Financial Products profit after tax due to equity method of accounting.
(3)   Non-cash adjustment for the undistributed earnings from Financial Products.
(4)   Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting. 2004 receivables amounts include adjustment for consolidated non-cash receipt of retained interests in securitized trade receivables.    See Notes 2 and 6 on pages A-12 and A-16, respectively, for further discussion.
(5)   Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
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

OUTLOOK

SALES AND REVENUES OUTLOOK

Sales and revenues are expected to increase about 10 percent in 2006, which would set a new record of about $40 billion. Of the 10 percent increase, about 7 percent is from higher Machinery and Engines volume and Financial Products revenues and about 3 percent from improved price realization.

Inflation remains low in most countries, which should encourage central banks to continue to be cautious in raising interest rates. We expect short-term and long-term interest rates in most countries will remain attractive for business investment.

Relatively low inflation and a low interest rate environment should support continued growth in the world economy. We forecast worldwide economic growth of around 3.5 percent in 2006, about the same as in 2005. Somewhat faster growth in Europe and Japan should offset slower growth in the United States. Relatively high commodity prices have contributed to strong growth in developing countries over the past three years, and we expect that trend to continue in 2006.

Worldwide consumption of most base metals exceeded production in 2005, driving inventories relative to consumption to the lowest level in many years. As a result, metals prices reached new highs in early 2006, resulting in the longest price upturn since the late 1970s. With mine production difficulties continuing, we expect metals prices will remain very favorable for new investments this year.

Energy industries should provide attractive sales opportunities for machines, reciprocating engines and gas turbines in 2006. The world has little surplus production capacity, and we expect both oil and gas prices to trade at or above 2005 averages. Those price levels should encourage further growth in exploration, drilling and pipeline expenditures.

Construction spending, as well as investments in standby electric power, should increase further in 2006 to support growing economies. Investments in nonresidential structures should benefit from low long-term interest rates, good corporate profits and higher office rental rates. We expect governments in the commodity-exporting countries will use earnings from high prices to further increase infrastructure spending.

Existing orders for oceangoing vessels should have shipyards producing near capacity in 2006. Deliveries of feeder container ships, port service vessels and oil and gas offshore supply vessels should increase in 2006.

North America (United States and Canada)

Machinery and Engines sales are expected to increase about 12 percent in 2006.

We believe the U.S. Federal Reserve will not raise interest rates significantly in 2006, suggesting a peak Federal Funds rate of less than 5 percent this year. Economic growth slowed in 2005, and we project a further slowing to a little over 3 percent in 2006. Some consumer-related industries likely will continue to struggle due to modest growth in personal incomes and rising imports. But factors supporting business investment—low interest rates and high corporate profits—should continue.

U.S. housing starts exceeded 2 million units in 2005, the best year since 1972. Although opinions on housing are overwhelmingly negative, a collapse in activity seems unlikely. Mortgage rates, while up some from 2005 lows, are well below those rates that prevailed in the last housing cycle. Most of the other factors that recently benefited housing construction—rising home prices, household formations, demand for second homes and a shift away from mobile homes—remained in place at the start of 2006. We expect housing starts in 2006 to be moderately below 2005 levels.

Commercial and industrial lending and architectural billings—past leading indicators of nonresidential construction—have increased. With corporate profits near a record share of national income, we expect businesses to increase investments in structures at least 5 percent in 2006, roughly matching the recovery pattern of the upturn in the 1990s.

We expect highway contracting to increase about 7 percent in 2006 as a result of increased federal funding and further improvement in state and local government budgets.

Coal production declined slightly in 2005, driving coal stocks in months of consumption to a record low. Continued high coal prices, resolution of some transportation bottlenecks and a rebuilding of coal stocks should drive a 4 percent increase in coal production in 2006.

Natural gas production has not fully recovered from the impact of Hurricane Katrina, and prices in early January were up more than 30 percent from a year earlier. Those high prices should encourage further investment in exploration and development, which should boost engine sales.

North American production of large on-highway trucks should be near capacity in 2006 and about even with 2005 levels. Positives include strong freight movements, high trucking company profits and accelerated ordering in advance of stricter 2007 emission standards.

The Bank of Canada raised interest rates three times in 2005, but inflation is below the middle of the central bank's target range. We expect interest rates, which are below those in the United States, to remain low enough to allow slightly better economic growth in 2006. Mining, energy and nonresidential construction should do well.

EAME
Machinery and Engines sales are expected to increase about 5 percent in 2006.

Economic indicators suggest economic growth improved in the last half of 2005 in several Eurozone economies, due largely to a recovery in manufacturing. Leading indicators and business surveys indicate this positive momentum is continuing into 2006.

The European Central Bank's (ECB) decision to raise interest rates last December was controversial, and the bank subsequently indicated a less aggressive policy on rate increases. However, inflation is above the ECB's target, so we expect at least one more rate increase this year. The Bank of England, which cut interest rates once in 2005, probably will hold rates steady throughout 2006 since economic growth appears to be rebounding.

With economic growth improving and interest rates remaining low, the European economy should grow slightly more than

2 percent in 2006. The Central European and Nordic economies should continue to outperform the Eurozone.

Eurozone housing permits increased more than 7 percent yearly over the past three years, and home prices are increasing in many European countries. With continued low interest rates and rising personal incomes, we expect housing construction to improve further in 2006. Construction surveys suggest other types of construction spending should recover, benefiting from low long-term interest rates and rising corporate profits.

We project economic growth in AME will exceed 5 percent in 2006, the fourth consecutive year of good growth. The current period is the best for sustained growth since the 1970s. High energy and metals prices are boosting investment in those sectors as well as providing governments the funds to increase infrastructure investment. Good economic growth should encourage more investment in standby electrical power.

In the CIS, we project economic growth will slow to around 6 percent, the fourth straight year of strong growth. Recoveries in energy and metals prices contributed significantly to better economic growth. We do not anticipate that recent disputes over natural gas prices will impact energy investments in Russia this year.

Latin America
Machinery and Engines sales are expected to increase about 6 percent in 2006.

Interest rate trends within the region will likely diverge in 2006. Brazil, which started cutting interest rates last year in response to some slowing in manufacturing, is forecast to further reduce interest rates this year. Mexico is also expected to cut interest rates due to slowing inflation and moderate economic growth. Most other countries should raise interest rates slightly, but from some of the lowest rates in years.

We expect economic growth in the region will slow to slightly less than 4 percent in 2006. Economic growth in all key countries should remain strong enough to support growth in construction. Mine production is increasing in most countries, which, along with high metals prices, should encourage more investment in mining.

Asia/Pacific
Machinery and Engines sales are expected to increase about 11 percent in 2006.

We project the regional economy will again be the fastest growing in the world, with 2006 growth continuing slightly above 6 percent. Low interest rates, competitive exchange rates and increased international trade should support the regional economy. Faster economic growth in Australia and developing Asia should offset a modest slowing in China's economic growth rate.

Steaming coal prices softened in late 2005 but remained above prices that would discourage new investments. We expect contract prices for iron ore to increase again in April and coking coal prices to hold much of the increases negotiated in 2005. Investments in new mine capacity and supporting infrastructure should increase further in 2006.

We expect construction spending to increase as well. Growing populations and higher home prices should boost housing construction, and rapid economic growth will likely require businesses to invest more in structures.

Financial Products Revenues
We expect continued growth in Financial Products for 2006. Revenues are expected to increase approximately 18 percent versus 2005, primarily due to higher average earning assets in 2006.

Sales and Revenues Outlook

	2005 Actual	2006 Outlook	% Change
	(Millions of dollars)
Machinery and Engines
North America	$17,709	$19,850	12%
EAME	8,860	9,300	5%
Latin America	3,024	3,200	6%
Asia/Pacific	4,413	4,900	11%

Total Machinery and Engines	34,006	37,250	10%

Financial Products(1)	2,333	2,750	18%

Total	$36,339	$40,000	10%

(1) Does not include revenues earned from Machinery and Engines of $350 million and $317 million in 2006 and 2005, respectively.

(1) The PPS outlook is between $4.65 and $5.00. The above chart illustrates operating profit at the midpoint of this profit range.
      Each of the stair steps in the chart may individually vary within the outlook range.
(2) Other includes the impact of currency, consolidating adjustments and the effects of rounding.

PROFIT OUTLOOK

We expect profit per share to be in the range of $4.65 to $5.00, up 15 percent to 24 percent from 2005. The year is expected to benefit from improved price realization and higher sales volume partially offset by core operating costs and stock-based compensation expense.

About half of the expected core operating cost increase is from manufacturing costs and about half from SG&A and R&D. Manufacturing costs are expected to be higher due to an increase in material costs of about 1 percent and an increase in manufacturing period costs to support higher volume.

SG&A expense is expected to increase—a result of labor inflation and developmental programs to support the growth envisioned by Caterpillar's enterprise strategy. However, we expect SG&A as a percent of sales to be flat with 2005. R&D expense is expected to increase to comply with emissions requirements, introduce new products and support future growth.

Incentive compensation expense at the midpoint of our outlook range for 2006 is expected to be about $50 to $75 million, or 10 to 15 percent lower than 2005. This expense includes both a short-term and long-term component. In addition, we will begin expensing stock-based compensation in accordance with SFAS 123R in 2006. We estimate our 2006 stock-based compensation expense will be approximately $125 million. We expect 2006 retirement benefits to be the same as 2005.

In 2005, we recognized $90 million of gains from Machinery and Engines long-term hedges in Other Income/Expense. These hedges expired at the end of 2005, and we do not expect similar gains in 2006.

Excluding discrete items, we expect our effective tax rate for 2006 will increase approximately one percentage point from the 2005 rate due to the continued phase-out of ETI. The American Jobs Creation Act provides for the phase-out of ETI with 80 percent of benefit in 2005, 60 percent of benefit in 2006 and complete phase-out in 2007.

* * *
The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Item 7 of this Form 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS /*/

SUPPLEMENTAL STOCKHOLDER INFORMATION

Shareholder Services:

Stock Transfer Agent
Mellon Investor Services P.O. Box 3315 South Hackensack, NJ 07606-3315
phone:	(866) 203-6622 (U.S. and Canada)
(201) 680-6578 (Outside U.S. and Canada)
hearing impaired:
(800) 231-5469 (U.S. and Canada)
(201) 680-6610 (Outside U.S. and Canada)
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

Director of Investor Relations
Mike DeWalt
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

Compliance: Caterpillar files Annual CEO Certifications in compliance with New York and Pacific stock exchange rules and certifications in compliance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits to our Form 10-K filing for the relevant fiscal year.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

Quarter	2005(1)		2004(1)
	High	Low	High	Low
First	$49.98	$43.20	$42.85	$36.26
Second	$51.49	$41.31	$42.38	$36.01
Third	$59.88	$47.43	$40.65	$34.25
Fourth	$59.84	$48.25	$49.36	$38.38

    (1) Price ranges reflect July 2005 2-for-1 stock split.

Number of Stockholders: Stockholders of record at year-end totaled 38,329, compared with 37,639 at the end of 2004. Approximately 68 percent of our issued shares are held by institutions and banks, 26 percent by individuals, and 6 percent by employees through company investment plans.

Caterpillar qualified investment plans held 40,601,400 shares at year-end, including 3,789,649 shares acquired during 2005. Non-U.S. employee stock purchase plans held an additional 5,024,633 shares at year-end, including 1,002,151 shares acquired during 2005.

Company Information:

Current information:
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
  view/download on-line at www.CAT.com/historical
Annual Meeting:
On Wednesday, June 14, 2006, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Northern Trust Corporation building in Chicago, Illinois. Proxy materials are being sent to stockholders with this report on or about April 28, 2006.

Internet:
Visit us on the Internet at www.CAT.com.
Information contained on our website is not incorporated by reference into this document.

DIRECTORS AND OFFICERS

Directors/Committee Membership
(as of December 31, 2005)

	Audit	Compensation	Governance	Public Policy
W. Frank Blount	X		X
John R. Brazil		X		X*
John T. Dillon	X		X*
Eugene V. Fife	X*
Gail D. Fosler		X		X
Juan Gallardo			X	X
David R. Goode	X		X
Peter A. Magowan		X	X
William A. Osborn		X*
Gordon R. Parker	X			X
Charles D. Powell		X		X
Edward B. Rust, Jr.	X		X
Joshua I. Smith		X		X
*Chairman of Committee

OFFICERS

James W. Owens	Chairman and CEO
Stuart L. Levenick	Group President
Douglas R. Oberhelman	Group President
Gerald L. Shaheen	Group President
Gérard R. Vittecoq	Group President
Steven H. Wunning	Group President
Kent M. Adams	Vice President
Ali M. Bahaj	Vice President
Sidney C. Banwart	Vice President
Michael J. Baunton	Vice President
Rodney C. Beeler	Vice President
Mary H. Bell	Vice President
James B. Buda	Vice President, General Counsel and Secretary
David B. Burritt	Vice President, Chief Financial Officer
Rodney L. Bussell	Vice President
Christopher C. Curfman	Vice President
Paolo Fellin	Vice President
Steven L. Fisher	Vice President
Thomas A. Gales	Vice President
Stephen A. Gosselin	Vice President
Hans A. Haefeli	Vice President
John S. Heller	Vice President
Richard P. Lavin	Vice President
Robert R. Macier(1)	Vice President
William D. Mayo	Vice President
Daniel M. Murphy	Vice President
Gerald Palmer	Vice President
James J. Parker	Vice President
Mark R. Pflederer	Vice President
Edward J. Rapp	Vice President
William J. Rohner	Vice President
Christiano V. Schena	Vice President
William F. Springer	Vice President
Gary A. Stroup	Vice President
James D. Waters	Vice President
Donald G. Western	Vice President
Robert T. Williams	Vice President
Bradley M. Halverson	Controller
Kevin E. Colgan	Treasurer
Robin D. Beran	Assistant Treasurer
Tinkie E. Demmin	Assistant Secretary
Laurie J. Huxtable	Assistant Secretary

Note: All director/officer information is as of December 31, 2005, except as noted.

(1) Retired effective January 1, 2006.