Form 10-K/A, Exhibit 13
period 2005-12-31
CATERPILLAR INC
filed 2006-05-31
CIK 18230

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

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
February 21, 2006, except as to the reclassifications of amounts for changes in reportable segments discussed in Note 25 and the subsequent event discussed in Note 28, as to which the date is May 31, 2006.

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

C. Segment measurement and reconciliations
Please refer to Table IV on pages A-33 to A-35 for financial information regarding our segments. There are several accounting differences between our segment reporting and our external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. We changed the composition of our reportable segments and made several organizational changes that impacted our segment reporting in 2006. The information for 2003, 2004 and 2005 has been restated to conform to the 2006 presentation.

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

TABLE IV—Segment Information
(Millions of dollars)
Business Segments:
	Machinery and Engines
	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Electric Power	Large Power Products	Latin America	North America Marketing	Power Systems Marketing	All Other	Total	Financing & Insurance Services	Consolidated Total
2005
External sales and revenues	$2,462	3	4,397	2,136	(128)	2,275	10,988	4,696	6,980	$33,809	2,867	$36,676
Intersegment sales and revenues	$3	9,925	5	188	7,259	1,670	385	27	15,160	$34,622	1	$34,623
Total sales and revenues	$2,465	9,928	4,402	2,324	7,131	3,945	11,373	4,723	22,140	$68,431	2,868	$71,299
Depreciation and amortization	$2	89	1	18	154	44	2	8	377	$695	646	$1,341
Imputed interest expense	$7	44	3	18	48	26	4	3	248	$401	798	$1,199
Accountable profit (loss)	$94	1,452	71	109	464	202	278	116	1,863	$4,649	566	$5,215
Accountable assets at Dec. 31	$257	1,579	93	595	1,675	878	31	47	8,598	$13,753	26,815	$40,568
Capital expenditures	$2	172	1	27	186	51	5	5	529	$978	1,232	$2,210
2004
External sales and revenues	$2,105	(46)	3,848	1,764	(79)	1,728	8,881	3,953	5,969	$28,123	2,439	$30,562
Intersegment sales and revenues	$—	7,562	6	141	6,208	1,260	322	46	12,451	$27,996	1	$27,997
Total sales and revenues	$2,105	7,516	3,854	1,905	6,129	2,988	9,203	3,999	18,420	$56,119	2,440	$58,559
Depreciation and amortization	$1	82	1	35	157	46	1	(6)	364	$681	604	$1,285
Imputed interest expense	$9	34	3	17	50	20	1	4	213	$351	543	$894
Accountable profit (loss)	$137	846	83	(40)	190	250	395	16	1,285	$3,162	460	$3,622
Accountable assets at Dec. 31	$258	1,352	94	622	1,586	775	(61)	133	8,089	$12,848	24,450	$37,298
Capital expenditures	$—	113	—	19	108	41	6	—	444	$731	1,327	$2,058
2003
External sales and revenues	$1,565	(30)	3,107	1,231	(49)	1,152	6,437	2,989	4,465	$20,867	2,076	$22,943
Intersegment sales and revenues	$—	5,653	5	154	4,612	733	208	29	9,643	$21,037	2	$21,039
Total sales and revenues	$1,565	5,623	3,112	1,385	4,563	1,885	6,645	3,018	14,108	$41,904	2,078	$43,982
Depreciation and amortization	$1	86	1	19	167	43	1	2	372	$692	551	$1,243
Imputed interest expense	$7	31	3	13	47	22	8	7	191	$329	477	$806
Accountable profit (loss)	$112	451	49	(50)	37	125	271	(108)	823	$1,710	337	$2,047
Accountable assets at Dec. 31	$286	1,099	77	492	1,664	640	251	176	6,389	$11,074	20,467	$31,541
Capital expenditures	$—	70	—	13	102	35	8	4	362	$594	1,220	$1,814

Reconciliations:

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments		Consolidated Total
Sales & Revenues
2005
Total external sales and revenues from business segments	$33,809	$2,867	$—		$36,676
Other	197	(217)	(317)	(1)	(337)

Total sales and revenues	$34,006	$2,650	$(317)		$36,339

2004
Total external sales and revenues from business segments	$28,123	$2,439	$—		$30,562
Other	213	(270)	(199)	(1)	(256)

Total sales and revenues	$28,336	$2,169	$(199)		$30,306

2003
Total external sales and revenues from business segments	$20,867	$2,076	$—		$22,943
Other	181	(123)	(194	)(1)	(136)

Total sales and revenues	$21,048	$1,953	$(194)		$22,807

(1)  Elimination of Financial Products revenues from Machinery and Engines.

TABLE IV Continued —Segment Information (Millions of dollars)

Reconciliations:
	Machinery and Engines	Financing & Insurance Services	Consolidated Total
Profit before taxes
2005
Total accountable profit from business segments	$4,649	$566	$5,215
Corporate costs	(728)	—	(728)
Timing	(66)	—	(66)
Methodology differences:
Inventory/cost of sales	14	—	14
Postretirement benefit expense	(386)	—	(386)
Financing costs	(14)	—	(14)
Equity in profit of unconsolidated affiliated companies	(64)	(9)	(73)
Currency	(21)	—	(21)
Other methodology differences	(14)	23	9
Other	(49)	—	(49)

Total profit before taxes	$3,321	$580	$3,901

2004
Total accountable profit from business segments	$3,162	$460	$3,622
Corporate costs	(601)	—	(601)
Timing	30	—	30
Methodology differences:
Inventory/cost of sales	(62)	—	(62)
Postretirement benefit expense	(270)	—	(270)
Financing costs	52	—	52
Equity in profit of unconsolidated affiliated companies	(56)	(3)	(59)
Currency	35	—	35
Other methodology differences	(52)	48	(4)
Other	(36)	—	(36)

Total profit before taxes	$2,202	$505	$2,707

2003
Total accountable profit from business segments	$1,710	$337	$2,047
Corporate costs	(512)	—	(512)
Timing	(17)	—	(17)
Methodology differences:
Inventory/cost of sales	(30)	—	(30)
Postretirement benefit expense	(162)	—	(162)
Financing costs	84	—	84
Equity in profit of unconsolidated affiliated companies	(16)	(4)	(20)
Currency	48	—	48
Other methodology differences	(18)	38	20
Other	19	—	19

Total profit before taxes	$1,106	$371	$1,477

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Assets
2005
Total accountable assets from business segments	$13,753	$26,815	$—	$40,568
Items not included in segment assets:
Cash and short-term investments	951	157	—	1,108
Intercompany receivables	310	67	(377)	—
Trade and other receivables	332	—	—	332
Investments in unconsolidated affiliated companies	407	—	—	407
Investment in Financial Products	3,253	—	(3,253)	—
Deferred income taxes and prepaids	3,282	100	(340)	3,042
Intangible assets and other assets	1,692	—	—	1,692
Service center assets	892	—	—	892
Liabilities included in segment assets	1,242	14	—	1,256
Inventory methodology differences	(2,300)	—	—	(2,300)
Other	173	(101)	—	72

Total assets	$23,987	$27,052	$(3,970)	$47,069

TABLE IV Continued —Segment Information (Millions of dollars)

Reconciliations:

	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
Assets
2004
Total accountable assets from business segments	$12,848	$24,450	$—	$37,298
Items not included in segment assets:
Cash and short-term investments	270	175	—	445
Intercompany receivables	443	18	(461)	—
Trade and other receivables	547	—	—	547
Investments in unconsolidated affiliated companies	367	—	(1)	366
Investment in Financial Products	3,012	—	(3,012)	—
Deferred income taxes and prepaids	2,477	92	(317)	2,252
Intangible assets and other assets	2,158	—	—	2,158
Service center assets	890	—	—	890
Liabilities included in segment assets	1,346	—	—	1,346
Inventory methodology differences	(2,235)	—	—	(2,235)
Other	146	(123)	5	28

Total assets	$22,269	$24,612	$(3,786)	$43,095

2003
Total accountable assets from business segments	$11,074	$20,467	$—	$31,541
Items not included in segment assets:
Cash and short-term investments	220	122	—	342
Intercompany receivables	572	397	(969)	—
Trade and other receivables	232	—	—	232
Investments in unconsolidated affiliated companies	325	—	—	325
Investment in Financial Products	2,547	—	(2,547)	—
Deferred income taxes and prepaids	2,736	77	(228)	2,585
Intangible assets and other assets	2,110	—	—	2,110
Service center assets	810	—	—	810
Liabilities included in segment assets	925	—	—	925
Inventory methodology differences	(2,035)	—	—	(2,035)
Other	(65)	(91)	32	(124)

Total assets	$19,451	$20,972	$(3,712)	$36,711

Enterprise-wide Disclosures:

External sales and revenues from products and services:
	2005	2004	2003
Machinery	$22,931	$18,844	$13,678
Engines	11,075	9,492	7,370
Financial Products	2,333	1,970	1,759

Total consolidated	$36,339	$30,306	$22,807

Information about Geographic Areas:
	External Sales & Revenues(1)			Net property, plant and equipment
				December 31,
	2005	2004	2003	2005		2004		2003
Inside United States	$17,348	$14,198	$10,064	$4,725		$4,424		$4,276
Outside United States	18,991	16,108	12,743	3,263	(2)	3,258	(2)	2,975	(2)

Total	$36,339	$30,306	$22,807	$7,988		$7,682		$7,251

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

28. Subsequent event
In May 2006, we reached an agreement to acquire Progress Rail Services, Inc. (“Progress Rail”) for $1.0 billion in cash, stock and assumption of debt. Progress Rail is majority owned by One Equity Partners, a private equity affiliate of JP Morgan Chase & Company, Inc. Based in Albertville, Alabama, Progress Rail is a leading provider of remanufactured locomotive and railcar products and services to the North American railroad industry.

Under the terms of the agreement, approximately $800 million will be paid in cash and Caterpillar stock, and approximately $200 million through the assumption of long-term debt. Of the approximately $800 million, 53 percent is expected to be paid in cash and 47 percent in Caterpillar stock. The transaction closing is subject to obtaining regulatory approvals and should take place around the end of second quarter 2006.

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
(2)   Does not include revenues earned from Machinery and Engines of $317 million and $199 million in 2005 and 2004, respectively.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment

	2005	2004	2003
	(Millions of dollars)
North America Geographic Region	$17,709	$14,521	$10,532
Sales included in the Power Systems Marketing segment	(3,431)	(2,896)	(2,166)
Sales included in the Electric Power segment	(603)	(499)	(316)
Company owned dealer sales included in the All Other segment	(878)	(766)	(388)
Other*	(1,809)	(1,479)	(1,225)

North America Marketing external sales	$10,988	$8,881	$6,437

EAME Geographic Region	$8,860	$7,505	$5,952
Sales included in the Power Systems Marketing segment	(652)	(538)	(437)
Sales included in the Electric Power segment	(1,104)	(910)	(615)
Other*	(2,707)	(2,209)	(1,793)

EAME Marketing external sales	$4,397	$3,848	$3,107

Latin America Geographic Region	$3,024	$2,372	$1,721
Sales included in the Power Systems Marketing segment	(145)	(153)	(62)
Sales included in the Electric Power segment	(25)	(19)	(6)
Other*	(579)	(472)	(501)

Latin America external sales	$2,275	$1,728	$1,152

Asia/Pacific Geographic Region	$4,413	$3,938	$2,843
Sales included in the Power Systems Marketing segment	(468)	(366)	(324)
Sales included in the Electric Power segment	(404)	(336)	(294)
Other*	(1,079)	(1,131)	(660)

Asia/Pacific Marketing external sales	$2,462	$2,105	$1,565

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

17.  Stock-Based Compensation—As required by Statement of Financial Accounting Standard 123R, we will begin expensing stock-based compensation awards in 2006. We will adopt this new guidance using the modified prospective method. Compensation cost is based on the fair value of the award on the date of grant.

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