Form 10-K, Exhibit 13
period 2006-12-31
CATERPILLAR INC
filed 2007-02-23
CIK 18230

EXHIBIT 13

CATERPILLAR INC.
GENERAL AND FINANCIAL INFORMATION
2006

TABLE OF CONTENTS

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements and Notes
Five-year Financial Summary
Management's Discussion and Analysis (MD&A)
Overview
2006 Compared with 2005
Fourth Quarter 2006 Compared with Fourth Quarter 2005
2005 Compared with 2004
Glossary of Terms
Liquidity and Capital Resources
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

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we concluded that, as of December 31, 2006, the company's internal control over financial reporting was effective based on those criteria.

Management has excluded Progress Rail Services from our assessment of internal control over financial reporting as of December 31, 2006 because we acquired Progress Rail Services on June 19, 2006. Progress Rail Services is a wholly owned subsidiary of Caterpillar Inc. whose total assets and total revenues represent 3% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

Our management's assessment of the effectiveness of the company's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report appears on page A-4.

/s/ James W. Owens
James W. Owens Chairman of the Board and Chief Executive Officer

/s/ David B. Burritt
David B. Burritt Vice President and Chief Financial Officer
February 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Caterpillar Inc.:

We have completed integrated audits of Caterpillar Inc.’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
In our opinion, the accompanying consolidated statement of financial position and the related statements of consolidated results of operations, changes in stockholders' equity, and cash flow, including pages A-5 through A-38, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2006, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1L to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation and the manner in which it accounts for defined benefit pension and other postretirement plans in 2006.

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in Management’s Report on Internal Control Over Financial Reporting appearing on page A-3, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Progress Rail Services from its assessment of internal control over financial reporting as of December 31, 2006 because Progress Rail Services was acquired by Caterpillar Inc. in a purchase business combination during 2006. We have also excluded Progress Rail Services from our audit of internal control over financial reporting. Progress Rail Services is a wholly owned subsidiary of Caterpillar Inc. whose total assets and total revenues represent 3% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Peoria, Illinois
February 22, 2007

STATEMENT 1	Caterpillar Inc.
Consolidated Results of Operations for the Years Ended December 31 (Dollars in millions except per share data)

	2006	2005	2004

Sales and revenues:
Sales of Machinery and Engines	$38,869	$34,006	$28,336
Revenues of Financial Products	2,648	2,333	1,970

Total sales and revenues	41,517	36,339	30,306

Operating costs:
Cost of goods sold	29,549	26,558	22,497
Selling, general and administrative expenses	3,706	3,190	2,926
Research and development expenses	1,347	1,084	928
Interest expense of Financial Products	1,023	768	524
Other operating expenses	971	955	747

Total operating costs	36,596	32,555	27,622

Operating profit	4,921	3,784	2,684

Interest expense excluding Financial Products	274	260	230
Other income (expense)	214	377	253

Consolidated profit before taxes	4,861	3,901	2,707

Provision for income taxes	1,405	1,120	731

Profit of consolidated companies	3,456	2,781	1,976

Equity in profit (loss) of unconsolidated affiliated companies	81	73	59

Profit	$3,537	$2,854	$2,035

Profit per common share	$5.37	$4.21	$2.97

Profit per common share - diluted [1]	$5.17	$4.04	$2.88

Weighted-average common shares outstanding (millions)
- Basic	658.7	678.4	684.5
- Diluted [1]	683.8	705.8	707.4

Cash dividends declared per common share	$1.15	$.96	$.80

[1]	Diluted by assumed exercise of stock options and SARs, using the treasury stock method.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 2	Caterpillar Inc.
Consolidated Financial Position at December 31 (Dollars in millions)

	2006	2005	2004

Assets
Current assets:
Cash and short-term investments	$530	$1,108	$445
Receivables - trade and other	8,168	7,526	7,463
Receivables - finance	6,804	6,442	5,182
Deferred and refundable income taxes	733	255	330
Prepaid expenses and other current assets	507	2,146	1,369
Inventories	6,351	5,224	4,675

Total current assets	23,093	22,701	19,464

Property, plant and equipment - net	8,851	7,988	7,682
Long-term receivables - trade and other	860	1,037	764
Long-term receivables - finance	11,531	10,301	9,903
Investments in unconsolidated affiliated companies	562	565	517
Deferred income taxes	1,949	857	742
Intangible assets	387	424	315
Goodwill	1,904	1,451	1,450
Other assets	1,742	1,745	2,258

Total assets	$50,879	$47,069	$43,095

Liabilities
Current liabilities:
Short-term borrowings:
Machinery and Engines	$165	$871	$93
Financial Products	4,990	4,698	4,064
Accounts payable	4,085	3,412	3,524
Accrued expenses	2,923	2,617	2,261
Accrued wages, salaries and employee benefits	938	1,601	1,543
Customer advances	921	454	503
Dividends payable	194	168	141
Deferred and current income taxes payable	575	528	259
Long-term debt due within one year:
Machinery and Engines	418	340	6
Financial Products	4,043	4,159	3,525

Total current liabilities	19,252	18,848	15,919

Long-term debt due after one year:
Machinery and Engines	3,694	2,717	3,663
Financial Products	13,986	12,960	12,174
Liability for postemployment benefits	5,879	3,161	3,126
Deferred income taxes and other liabilities	1,209	951	746

Total liabilities	44,020	38,637	35,628

Commitments and contingencies (Notes 22 and 23)
Stockholders’ equity
Common stock of $1.00 par:
Authorized shares: 900,000,000 Issued shares: (2006, 2005 and 2004 - 814,894,624) at paid-in amount	2,465	1,859	1,231
Treasury stock (2006 - 169,086,448 shares; 2005 - 144,027,405 shares and 2004 - 129,020,726 shares) at cost	(7,352)	(4,637)	(3,277)
Profit employed in the business	14,593	11,808	9,937
Accumulated other comprehensive income	(2,847)	(598)	(424)

Total stockholders’ equity	6,859	8,432	7,467

Total liabilities and stockholders’ equity	$50,879	$47,069	$43,095

See accompanying notes to Consolidated Financial Statements.

STATEMENT 3	Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31 (Dollars in millions)

				Accumulated other comprehensive income

	Common stock	Treasury stock	Profit employed in the business	Foreign currency translation	Pension & other post- retirement benefits[1]	Derivative financial instruments	Available-for-sale securities	Total
Balance at December 31, 2003	$1,059	$(2,914)	$8,450	$348	$(982)	$104	$13	$6,078

Profit	—	—	2,035	—	—	—	—	2,035
Foreign currency translation	—	—	—	141	—	—	—	141
Minimum pension liability adjustment, net of tax of $25	—	—	—	—	(59)	—	—	(59)
Derivative financial instruments
Gains (losses) deferred, net of tax of $60	—	—	—	—	—	111	—	111
(Gains) losses reclassified to earnings, net of tax of $56	—	—	—	—	—	(105)	—	(105)
Available-for-sale securities
Gains (losses) deferred, net of tax of $3	—	—	—	—	—	—	6	6
(Gains) losses reclassified to earnings, net of tax of $1	—	—	—	—	—	—	(1)	(1)

Comprehensive Income								2,128

Dividends declared	—	—	(548)	—	—	—	—	(548)
Common shares issued from treasury stock for stock-based compensation: 12,216,618	94	176	—	—	—	—	—	270
Tax benefits from stock-based compensation	78	—	—	—	—	—	—	78
Shares repurchased: 13,866,800	—	(539)	—	—	—	—	—	(539)

Balance at December 31, 2004	1,231	(3,277)	9,937	489	(1,041)	110	18	7,467

Profit	—	—	2,854	—	—	—	—	2,854
Foreign currency translation	—	—	—	(187)	—	—	—	(187)
Minimum pension liability adjustment, net of tax of $36	—	—	—	—	107	—	—	107
Derivative financial instruments
Gains (losses) deferred, net of tax of $1	—	—	—	—	—	(3)	—	(3)
(Gains) losses reclassified to earnings, net of tax of $46	—	—	—	—	—	(89)	—	(89)
Available-for-sale securities
Gains (losses) deferred, net of tax of $3	—	—	—	—	—	—	3	3
(Gains) losses reclassified to earnings, net of tax of $1	—	—	—	—	—	—	(5)	(5)

Comprehensive Income								2,680

Dividends declared	—	—	(645)	—	—	—	—	(645)
Common shares issued from treasury stock for stock-based compensation: 18,912,521	156	324	—	—	—	—	—	480
Tax benefits from stock-based compensation	134	—	—	—	—	—	—	134
Shares repurchased: 33,919,200	—	(1,684)	—	—	—	—	—	(1,684)
Impact of 2 - for - 1 stock split	338	—	(338)	—	—	—	—	—

Balance at December 31, 2005	1,859	(4,637)	11,808	302	(934)	18	16	8,432

Profit	—	—	3,537	—	—	—	—	3,537
Foreign currency translation	—	—	—	169	—	—	—	169
Minimum pension liability adjustment, net of tax of $97	—	—	—	—	229	—	—	229
Derivative financial instruments
Gains (losses) deferred, net of tax of $40	—	—	—	—	—	73	—	73
(Gains) losses reclassified to earnings, net of tax of $26	—	—	—	—	—	(43)	—	(43)
Available-for-sale securities
Gains (losses) deferred, net of tax of $8	—	—	—	—	—	—	17	17
(Gains) losses reclassified to earnings, net of tax of $12	—	—	—	—	—	—	(23)	(23)

Comprehensive Income								3,959

Incremental adjustment to adopt SFAS 158, net of tax of $1,494	—	—	—	—	(2,671)	—	—	(2,671)
Dividends declared	—	—	(752)	—	—	—	—	(752)
Common shares issued from treasury stock for stock-based compensation: 15,207,055	73	341	—	—	—	—	—	414
Stock-based compensation expense	137	—	—	—	—	—	—	137
Tax benefits from stock-based compensation	170	—	—	—	—	—	—	170
Shares repurchased: 45,608,000	—	(3,208)	—	—	—	—	—	(3,208)
Shares issued for Progress Rail Services, Inc. acquisition: 5,341,902	226	152	—	—	—	—	—	378

Balance at December 31, 2006	$2,465	$(7,352)	$14,593	$471	$(3,376)	$48	$10	$6,859

[1]
Pension and other postretirement benefits includes the aggregate adjustment for minimum pension liability for unconsolidated companies of $(6) million, $11 million and $0 million and the ending balances of $(43) million, $(37) million and $(48) million for the years 2006, 2005 and 2004, respectively.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 4	Caterpillar Inc.
Consolidated Statement of Cash Flow for the Years Ended December 31 (Millions of dollars)

	2006	2005	2004

Cash flow from operating activities:
Profit	$3,537	$2,854	$2,035
Adjustments for non-cash items:
Depreciation and amortization	1,602	1,477	1,397
Other	197	(20)	(113)
Changes in assets and liabilities:
Receivables - trade and other	(89)	(908)	(7,616)
Inventories	(827)	(568)	(1,391)
Accounts payable and accrued expenses	670	532	1,457
Other assets - net	(235)	(866)	337
Other liabilities - net	944	612	(97)

Net cash provided by (used for) operating activities	5,799	3,113	(3,991)

Cash flow from investing activities:
Capital expenditures - excluding equipment leased to others	(1,593)	(1,201)	(926)
Expenditures for equipment leased to others	(1,082)	(1,214)	(1,188)
Proceeds from disposals of property, plant and equipment	572	637	486
Additions to finance receivables	(10,522)	(10,334)	(8,930)
Collections of finance receivables	8,094	7,057	6,216
Proceeds from sale of finance receivables	1,067	900	700
Collections of retained interests in securitized trade receivables	—	—	5,722
Investments and acquisitions (net of cash acquired)	(513)	(13)	(290)
Proceeds from sale of partnership investment	—	—	290
Proceeds from release of security deposit	—	530	—
Proceeds from sale of available-for-sale securities	539	257	408
Investments in available-for-sale securities	(681)	(338)	(609)
Other - net	323	194	198

Net cash provided by (used for) investing activities	(3,796)	(3,525)	2,077

Cash flow from financing activities:
Dividends paid	(726)	(618)	(534)
Common stock issued, including treasury shares reissued	414	482	317
Treasury shares purchased	(3,208)	(1,684)	(539)
Excess tax benefit from stock-based compensation	169	—	—
Proceeds from debt issued (original maturities greater than three months):
— Machinery and Engines	1,445	574	55
— Financial Products	9,824	14,000	10,435
Payments on debt (original maturities greater than three months):
— Machinery and Engines	(839)	(654)	(78)
— Financial Products	(9,536)	(10,966)	(8,612)
Short-term borrowings (original maturities three months or less) - net	(136)	19	830

Net cash provided by (used for) financing activities	(2,593)	1,153	1,874

Effect of exchange rate changes on cash	12	(78)	143

Increase (decrease) in cash and short-term investments	(578)	663	103
Cash and short-term investments at beginning of period	1,108	445	342

Cash and short-term investments at end of period	$530	$1,108	$445

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.
Non-cash activities:

On June 19, 2006, Caterpillar acquired 100 percent of the equity in Progress Rail Services, Inc. A portion of the acquisition was financed with 5.3 million shares of Caterpillar stock with a fair value of $379 million as of the acquisition date. See Note 25 for further discussion.

In 2005, $116 million of 9.375% debentures due in 2021 and $117 million of 8.00% debentures due in 2023 were exchanged for $307 million of 5.300% debentures due in 2035 and $23 million of cash. The $23 million of cash is included in payments on debt.

	Trade receivables of $6,786 million were exchanged for retained interests in securitized trade receivables in 2004. See Note 6 for further discussion.
See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations and summary of significant accounting policies

A.	Nature of Operations
We operate in three principal lines of business:
(1)
Machinery— A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telehandlers, skid steer loaders and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

(2)
Engines— A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machine and engine components and remanufacturing services for other companies. Reciprocating engines meet power needs ranging from 5 to 21,500 horsepower (4 to over 16 000 kilowatts). Turbines range from 1,600 to 20,500 horsepower (1 200 to 15 000 kilowatts).

(3)
Financial Products— A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an investor in independent power projects using Caterpillar power generation equipment and services.

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

Machines are distributed principally through a worldwide organization of dealers (dealer network), 54 located in the United States and 128 located outside the United States. Worldwide, these dealers serve 182 countries and operate 3,576 places of business, including 1,639 dealer rental outlets. Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through a worldwide network of 132 distributors located in 181 countries along with 3,500 supporting dealers. Most of the electric power generation systems manufactured by FG Wilson are sold through a worldwide network of 200 dealers located in 180 countries. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers' principal business. Turbines and large marine reciprocating engines are sold through sales forces employed by the company. At times, these employees are assisted by independent sales representatives.

Manufacturing activities of the Machinery and Engines lines of business are conducted in 74 plants in the United States; twelve in the United Kingdom; nine in Italy; eight in Mexico; seven in China; four each in Canada and France; three each in Australia, Brazil, India, Northern Ireland, and Poland; two each in Germany, Indonesia, Japan, and The Netherlands; and one each in Belgium, Hungary, Malaysia, Nigeria, Russia, Scotland, South Africa, Switzerland and Tunisia. Thirteen parts distribution centers are located in the United States and 14 are located outside the United States.

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

Shipping and handling costs are included in Cost of goods sold in Statement 1.  Other operating expense primarily includes Cat Financial's depreciation of equipment leased to others, Cat Insurance’s underwriting expenses, gains (losses) on disposal of long-lived assets and long-lived asset impairment charges.

Prepaid expenses and other current assets in Statement 2 include prepaid rent, prepaid insurance and other prepaid items. In addition, at December 31, 2006, this line includes a security deposit of $249 million related to a deposit obligation due in 2007 (see Note 16 for further discussion.) At December 31, 2005 and 2004 prepaid expenses related to our pension plans of $1.95 billion and $1.13 billion, respectively, were also included in this line. No such prepaid pension asset existed at December 31, 2006 as a result of our adoption of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (See Notes 1L and 14 for further discussion).

C.	Sales and revenue recognition

Sales of Machinery and Engines are generally recognized when title transfers and the risks and rewards of ownership have passed to customers or independently owned and operated dealers. Typically, where product is produced and sold in the same country, title and risk of ownership transfer when the product is shipped. Products that are exported from a country for sale typically pass title and risk of ownership at the border of the destination country.

No right of return exists on sales of equipment. Replacement part returns are estimable and accrued at the time a sale is recognized.

We provide discounts to dealers and original equipment manufacturers (OEM) through merchandising programs that are administered by our marketing profit centers. We have numerous programs that are designed to promote the sale of our products. The most common dealer programs provide a discount when the dealer sells a product to a targeted end user. OEM programs provide discounts designed to encourage the use of our engines. The cost of these discounts is estimated based on historical experience and known changes in merchandising programs and is reported as a reduction to sales when the product sale is recognized.

Our standard invoice terms are established by marketing region. When a sale is made to a dealer, the dealer is responsible for payment even if the product is not sold to an end customer and must make payment within the standard terms to avoid interest costs. Interest at or above prevailing market rates is charged on any past due balance. Our policy is to not forgive this interest. In 2006, 2005 and 2004, terms were extended to not more than one year for $49 million, $287 million and $15 million of receivables, respectively. For 2006, 2005 and 2004, these amounts represent less than 1% of consolidated sales.

Sales with payment terms of two months or more were as follows:
	(Dollars in millions)
	2006		2005		2004

Payment Terms (months)	Sales	Percent of Sales	Sales	Percent of Sales	Sales	Percent of Sales

2	$1,481	3.8%	$261	0.8%	$96	0.3%
3	636	1.6%	548	1.6%	175	0.6%
4	336	0.9%	262	0.8%	117	0.4%
5	1,228	3.2%	916	2.7%	750	2.6%
6	8,516	21.9%	8,147	23.9%	6,172	21.9%
7-12	272	0.7%	345	1.0%	831	2.9%

	$12,469	32.1%	$10,479	30.8%	$8,141	28.7%

We establish a bad debt allowance for Machinery and Engines receivables when it becomes probable that the receivable will not be collected. Our allowance for bad debts is not significant. In 2006, we wrote off approximately $70 million of receivables in conjunction with settlement of various legal disputes with Navistar International Corporation. No significant write-offs of Machinery and Engines receivables were made during 2005 or 2004.

Revenues of Financial Products primarily represent the following Cat Financial revenues:

•  Retail finance revenue on finance leases and installment sale contracts is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance. Revenue on retail notes is recognized based on the daily balance of retail receivables outstanding and the applicable interest rate.

•  Operating lease revenue is recorded on a straight-line basis in the period earned over the life of the contract.

•  Wholesale finance revenue on installment contracts and finance leases is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance. Revenue on wholesale notes is recognized based on the daily balance of wholesale receivables outstanding and the applicable effective interest rate.

Recognition of income is suspended when collection of future income is not probable. Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cat Financial provides wholesale inventory financing to dealers. See Notes 7 and 8 for more information.

Sales and revenue recognition items are presented net of sales and other related taxes.

D.	Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 75% of total inventories at December 31, 2006 and about 80% of total inventories at December 31, 2005 and 2004.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,403 million, $2,345 million and $2,124 million higher than reported at December 31, 2006, 2005 and 2004, respectively.

E.	Securitized receivables

We periodically sell finance receivables in securitization transactions. When finance receivables are securitized, we retain interests in the receivables in the form of interest-only strips, servicing rights, cash reserve accounts and subordinated certificates. The retained interests are recorded in “Other assets” at fair value. We estimate fair value based on the present value of future expected cash flows using key assumptions for credit losses, prepayment speeds and discount rates. See Note 8 for more information.

Prior to June 2005, we securitized trade receivables. We retained interests in the receivables in the form of certificates. The fair value of the certificated retained interests approximated carrying value due to their short-term nature. See Note 6 for more information.

F.	Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2006, 2005 and 2004, Cat Financial depreciation on equipment leased to others was $631 million, $615 million and $575 million, respectively, and was included in "Other operating expenses" in Statement 1. In 2006, 2005 and 2004 consolidated depreciation expense was $1,554 million, $1,444 million and $1,366 million, respectively. Amortization of purchased intangibles is computed using the straight-line method, generally not to exceed a period of 20 years. Accumulated amortization was $139 million, $107 million and $91 million at December 31, 2006, 2005 and 2004, respectively.

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

All derivatives are recognized on the Consolidated Financial Position at their fair value. On the date the derivative contract is entered, we designate the derivative as (1) a hedge of the fair value of a recognized liability ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge), or (3) an "undesignated" instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged on the Consolidated Statement of Cash Flow. Cash flows from undesignated derivative financial instruments are included in the investing category on the Consolidated Statement of Cash Flow.

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

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively, in accordance with Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." See Note 3 for more information.

I.	Impairment of available-for-sale securities

Available-for-sale securities are reviewed monthly to identify market values below cost of 20% or more. If a decline for a debt security is in excess of 20% for six months, the investment is evaluated to determine if the decline is due to general declines in the marketplace or if the investment has been impaired and should be written down to market value pursuant to Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities." After the six-month period, debt securities with declines from cost in excess of 20% are evaluated monthly for impairment. For equity securities, if a decline from cost of 20% or more continues for a 12-month period, an other than temporary impairment is recognized without continued analysis.

J.	Income taxes

The provision for income taxes is determined using the asset and liability approach for accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements. A current liability is recognized for the estimated taxes payable for the current year. Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. Deferred taxes are adjusted for enacted changes in tax rates and tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

K.	Estimates in financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, warranty liability, stock-based compensation and reserves for product liability and insurance losses, postemployment benefits, post-sale discounts, credit losses and income taxes.

L.	New accounting standards

SFAS 151 - In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS 151), “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” SFAS 151 discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify that abnormal amount of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. As required by SFAS 151, we adopted this new accounting standard on January 1, 2006. The adoption of SFAS 151 did not have a material impact on our financial statements.

SFAS 123R - In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), (SFAS 123R) “Share-Based Payment.” SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments. The FASB required the provisions of SFAS 123R be adopted for interim or annual periods beginning after June 15, 2005. In April 2005, the SEC adopted a new rule amending the compliance dates for SFAS 123R for public companies. In accordance with this rule, we adopted SFAS 123R effective January 1, 2006 using the modified prospective transition method. We did not modify the terms of any previously granted options in anticipation of the adoption of SFAS 123R.

The application of the expensing provisions of SFAS 123R resulted in pretax expense of $137 million in 2006. As a result of the vesting decisions discussed in Note 2, a full complement of expense related to stock-based compensation will not be recognized in our results of operations until 2009.

See Notes 2 and 1N for additional information regarding stock-based compensation.

SFAS 154 - In June 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS 154), “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, this Statement requires that a change in depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This new accounting standard was effective January 1, 2006. The adoption of SFAS 154 did not have a material impact on our financial statements.

SFAS 155 - In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155), “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140.” SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to separate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. This new accounting standard is effective January 1, 2007. The adoption of SFAS 155 is not expected to have a material impact on our financial statements.

SFAS 156 - In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS 156), “Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140.” SFAS 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable. In addition, this Statement permits an entity to choose between two measurement methods (amortization method or fair value measurement method) for each class of separately recognized servicing assets and liabilities. This new accounting standard is effective January 1, 2007. The adoption of SFAS 156 is not expected to have a material impact on our financial statements.

FIN 48 - In July 2006, the FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies that a tax position must be more likely than not of being sustained before being recognized in the financial statements. As required, we will adopt FIN 48 effective January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in profit employed and will also result in various reclassifications on the statement of financial position. We do not expect that the adoption of FIN 48 will have a material impact on our financial position.

SFAS 157 - In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.” SFAS 157 provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it. In addition, the Statement expands disclosures about fair value measurements. As required by SFAS 157, we will adopt this new accounting standard effective January 1, 2008. We are currently reviewing the impact of SFAS 157 on our financial statements. We expect to complete this evaluation in 2007.

SFAS 158 - In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132R.” SFAS 158 requires recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. Also, the measurement date - the date at which the benefit obligation and plan assets are measured - is required to be the company’s fiscal year-end. As required by SFAS 158, we adopted the balance sheet recognition provisions at December 31, 2006 and will adopt the year-end measurement date in 2008. Additionally SFAS 87 required the recognition of an additional minimum liability (AML) if the market value of plan assets was less than the accumulated benefit obligation at the end of the measurement date. The AML was eliminated upon the adoption of SFAS 158. The following summarizes the effect of the required changes in the AML, as well as the impact of the initial adoption of SFAS 158, as of December 31, 2006 (See Note 14 for additional information regarding postemployment benefits).

Initial adoption of SFAS 158:
(Millions of dollars)	December 31, 2006 Prior to AML and SFAS 158 Adjustments	AML Adjustment per SFAS 87	SFAS 158 Adjustment	December 31, 2006 Post AML and SFAS 158 Adjustments

Prepaid expenses and other current assets	$2,336	$—	$(1,829)	$507
Investments in unconsolidated affiliated companies	568	—	(6)	562
Deferred income taxes	552	(97)	1,494	1,949
Intangible assets	639	(60)	(192)	387
Accrued wages, salaries and employee benefits	1,440	—	(502)	938
Liability for postemployment benefits	3,625	(386)	2,640	5,879
Accumulated other comprehensive income	(405)	229	(2,671)	(2,847)

SFAS 159 - In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115.” SFAS 159 allows companies the choice to measure many financial instruments and certain other items at fair value. This gives a company the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Statement is effective January 1, 2008. We are currently reviewing the impact of SFAS 159 on our financial statements and expect to complete this evaluation in 2007.

M.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. We account for goodwill in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," which requires that we test goodwill for impairment annually and when events or circumstances indicate the fair value of a reporting unit may be below its carrying value. We perform our annual goodwill impairment testing in September. Goodwill is reviewed for impairment utilizing a two-step process. The first step requires us to identify the reporting units and compare the fair value of each reporting unit, which we compute using a discounted cash flow analysis, to the respective carrying value, which includes goodwill. If the carrying value is higher than the fair value, there is an indication that an impairment may exist. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment loss.

N.	Stock-based compensation

On January 1, 2006, we adopted SFAS 123R using the modified prospective transition method. SFAS 123R requires all stock-based payments to be recognized in the financial statements based on the grant date fair value of the award. Under the modified prospective transition method, we are required to record stock-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding as of the date of adoption. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. See Note 2 for additional information regarding stock-based compensation.

Prior to the adoption of SFAS 123R, we used the intrinsic value method of accounting for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method no compensation expense was recognized in association with our stock awards. The following table illustrates the effect on profit and profit per share if we had applied SFAS 123R for 2005 and 2004 grants using the lattice-based option-pricing model:

	Years ended December 31,
(Dollars in millions except per share data)	2005	2004

Profit, as reported	$2,854	$2,035
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(135)	(161)

Pro forma profit	$2,719	$1,874

Profit per share of common stock:
As reported:
Basic	$4.21	$2.97
Diluted	$4.04	$2.88
Pro forma:
Basic	$4.01	$2.74
Diluted	$3.85	$2.65

2.	Stock-based compensation

Stock Incentive Plans

In 1996, stockholders approved the Stock Option and Long-Term Incentive Plan (the 1996 Plan), which expired in April of 2006. The 1996 Plan reserved 144 million shares of common stock for issuance (128 million under this plan and 16 million under prior plans). On June 14, 2006, stockholders approved the 2006 Caterpillar Long-Term Incentive Plan (the 2006 Plan). The 2006 non-employee Directors’ grant was issued from this plan. The 2006 Plan reserves 37.6 million shares for issuance (20 million under the 2006 Plan and 17.6 million transferred from the 1996 Plan). The plans primarily provide for the granting of stock options and stock-settled stock appreciation rights (SARs) to Officers and other key employees, as well as non-employee Directors. Stock options permit a holder to buy Caterpillar stock at the stock's price when the option was granted. SARs permit a holder the right to receive the value in shares of the appreciation in Caterpillar stock that occurred from the date the right was granted up to the date of exercise.

Our long-standing practices and policies specify all stock option and SAR awards are approved by the Compensation Committee (the Committee) of the Board of Directors on the date of grant. The stock-based award approval process specifies the number of awards granted, the terms of the award and the grant date. The same terms and conditions are consistently applied to all employee grants, including Officers. The Committee approves all individual Officer grants. The number of stock options and SARs included in an individual’s award is determined based on the methodology approved by the Committee. The stockholder approved plan provides for the exercise price methodology to be the average of the high and low price of our stock on the date of grant.

Common stock issued from Treasury stock under the plans totaled 15,207,055 for 2006, 18,912,521 for 2005 and 12,216,618 for 2004, respectively.

Options granted prior to 2004 vested at the rate of one-third per year over the three-year period following the date of grant. In anticipation of delaying vesting until three years after the grant date for future grants, the 2004 grant was vested on December 31, 2004. In order to better align our employee stock option program with the overall market, the number of options granted in 2005 was significantly reduced from the previous year. In response to this decrease, we elected to immediately vest the 2005 grant. In order to further align our stock award program with the overall market, we adjusted our 2006 grant by reducing the overall number of employee awards granted and utilizing a mix of SARs and option awards. The 2006 awards generally vest three years after the date of grant. At grant, all awards have a term life of ten years. Upon retirement, the term life is reduced to a maximum of five remaining years.

Our stock-based compensation plans allow for the immediate vesting upon retirement for employees who are 55 years old or older with more than ten years of service and who have fulfilled the requisite service period of six months. Prior to the adoption of SFAS 123R, compensation expense for awards associated with these employees had been recognized in the pro forma net profit over the nominal vesting period. With the adoption of SFAS 123R, compensation expense is now recognized over the period from the grant date to the end date of the requisite service period for employees who meet the immediate vesting upon retirement requirements. For those employees who become eligible for immediate vesting upon retirement subsequent to the requisite service period and prior to the completion of the vesting period, compensation expense is recognized over the period from grant date to the date eligibility is achieved. Application of the nominal vesting period for these employees for the years ended December 31, 2005 and 2004 decreased pro forma profit by $13 million and $16 million, respectively.

SFAS 123R requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. In 2006, 2005 and 2004, the fair value of the grant was estimated using a lattice-based option-pricing model. The lattice-based option-pricing model considers a range of assumptions related to volatility, risk-free interest rate and historical employee behavior. Expected volatility was based on historical and current implied volatilities from traded options on our stock. The risk-free rate was based on U.S. Treasury security yields at the time of grant. The dividend yield was based on historical information. The expected life was determined from the lattice-based model. The lattice-based model incorporated exercise and post vesting forfeiture assumptions based on analysis of historical data. The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2006, 2005 and 2004, respectively.

	Grant Year
	2006	2005	2004

Weighted-average dividend yield	1.79%	2.11%	1.89%
Weighted-average volatility	26.79%	26.48%	25.98%
Range of volatilities	26.56-26.79%	21.99-26.65%	25.80-28.10%
Range of risk-free interest rates	4.34-4.64%	2.38-4.29%	1.90-5.76%
Weighted-average expected lives	8 years	7 years	6 years

The amount of stock-based compensation expense capitalized for the year ended December 31, 2006 did not have a significant impact on our financial statements. Prior to our adoption of SFAS 123R, stock-based compensation was not capitalized in our pro forma disclosure.

At December 31, 2006, there was $102 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested stock-based awards. The compensation expense is expected to be recognized over a weighted-average period of approximately 2.2 years.

Please refer to Tables I and II on page A-15 for additional information on our stock-based awards.

The impact related to stock-based compensation for the year ended December 31, 2006 is shown below:

(Dollars in millions except per share data)	2006

Stock-based compensation expense, before tax	$137
Stock-based compensation expense, after tax	$92
Income tax benefit recognized in net income	$45
Decrease in profit per share of common stock, basic	$.14
Decrease in profit per share of common stock, diluted	$.09

In accordance with Staff Accounting Bulletin No. 107 “Share-based payment,” we classified stock-based compensation within cost of goods sold, selling, general and administrative expenses and research and development expenses corresponding to the same line item as the cash compensation paid to respective employees, officers and non-employee directors. We do not allocate stock-based compensation to reportable segments.

We currently use shares that have been repurchased through our stock repurchase program to satisfy share award exercises.

In November 2005, the FASB issued FASB Staff Position No. FAS 123R-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.” In the third quarter of 2006, we elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation. The alternative transition method includes simplified methods to determine the beginning balance of the additional paid-in capital (APIC) pool related to the tax effects of stock-based compensation, and to determine the subsequent impact on the APIC pool and the Statement of Cash Flow of the tax effects of stock-based awards that were fully vested and outstanding upon the adoption of SFAS 123R. In accordance with SFAS 154 “Accounting Changes and Error Corrections,” this change in accounting principle has been applied retrospectively to the 2006 Consolidated Statement of Cash Flow. The impact on the Consolidated Statement of Cash Flow was a decrease in operating cash flow and an offsetting increase in financing cash flow of $20 million for the three months ended March 31, 2006 and $27 million for the six months ended June 30, 2006.

We use the direct only method and tax law ordering approach to calculate the tax effects of stock-based compensation. In jurisdictions with net operating loss carryforwards, tax deductions for 2006 exercises of stock-based awards did not generate a cash benefit. Approximately $50 million of tax deductions will be recorded in APIC when realized in these jurisdictions.

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

TABLE I—Financial Information Related to Capital Stock
Stock Options/SARs activity:
	2006		2005		2004

	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price

Outstanding at beginning of year	74,860,582	$32.23	82,448,348	$28.80	78,999,344	$25.69
Granted to officers and key employees	9,720,340	$72.05	12,565,872	$45.64	17,781,466	$38.63
Granted to outside directors	91,000	$66.77	104,000	$44.90	104,000	$40.64
Exercised	(15,491,627)	$28.66	(20,086,770)	$26.68	(13,651,840)	$23.86
Lapsed	(299,628)	$54.13	(170,868)	$24.31	(784,622)	$25.60

Outstanding at end of year	68,880,667	$38.60	74,860,582	$32.23	82,448,348	$28.80

Exercisable at year-end	59,374,295	$33.27	69,848,250	$32.58	67,241,232	$29.28

Stock options/SARs outstanding and exercisable:
		Outstanding				Exercisable

Exercise Prices		# Outstanding at 12/31/06	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value[1]	# Outstanding at 12/31/06	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value[1]

	$19.20 - 22.76	2,938,388	3.43	$19.38	$123	2,938,388	3.43	$19.38	$123
	$25.36 - 26.77	12,507,410	4.85	$25.94	443	12,507,410	4.85	$25.94	443
	$27.14 - 29.43	14,267,972	5.81	$27.25	487	14,267,972	5.81	$27.25	487
	$31.17 - 45.64	29,539,957	7.12	$40.48	617	29,507,965	7.12	$40.48	616
	$66.77 - 72.05	9,626,940	9.15	$72.00	-	152,560	9.15	$71.81	-

		68,880,667		$38.60	$1,670	59,374,295		$33.27	$1,669

[1]
The difference between a stock award's exercise price and the underlying stock's market price at December 31, 2006, for awards with market price greater than the exercise price. Amounts are in millions of dollars.

Of the 9,811,340 awards granted during the year ended December 31, 2006, 9,479,534 were SARs.

TABLE II—Additional Stock-based Award information
(Dollars in millions except per share data)	2006	2005	2004

Weighted-average fair value per share of stock awards granted	$23.44	$11.95	$9.03
Intrinsic value of stock awards exercised	$637	$501	$247
Fair value of shares vested	$40	$228	$274
Cash received from stock awards exercised	$411	$478	$269
Tax benefit realized from stock awards exercised	$170	$134	$78

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, euro, Japanese yen, Mexican peso, Singapore dollar, New Zealand dollar or Swiss franc forward or option contracts that meet the requirements for hedge accounting. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Engines foreign currency contracts are undesignated. We designate as fair value hedges specific euro forward contracts used to hedge firm commitments.

As of December 31, 2006, $24 million of deferred net gains (net of tax) included in equity (“Accumulated other comprehensive income” in Statement 2), are expected to be reclassified to current earnings (“Other income (expense)” in Statement 1) over the next twelve months when earnings are affected by the hedged transactions. The actual amount recorded in “Other income (expense)” will vary based on exchange rates at the time the hedged transactions impact earnings.

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

Gains (losses) included in current earnings [Other income (expense)] on undesignated contracts:
(Millions of dollars)	2006	2005	2004

Machinery and Engines:
On undesignated contracts	$23	$25	$(9)
Financial Products:
On undesignated contracts	(19)	58	(46)

	$4	$83	$(55)

Gains and losses on the Financial Products contracts above are substantially offset by balance sheet translation gains and losses.

B.	Interest rate risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Our practice is to use interest rate swap agreements to manage our exposure to interest rate changes and, in some cases, lower the cost of borrowed funds.

Machinery and Engines operations generally use fixed rate debt as a source of funding. Our objective is to minimize the cost of borrowed funds. Our policy allows us to enter into fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting. In conjunction with our bond issuance in 2006 (See Note 16), we entered into $200 million of interest rate swaps designated as fair value hedges of our fixed-rate debt. During 2001, our Machinery and Engines operations liquidated all existing fixed-to-floating interest rate swaps. The gain ($7 million as of December 31, 2006) is being amortized to earnings ratably over the remaining life of the hedged debt.

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

Our policy allows us to use floating-to-fixed, fixed-to-floating and floating-to-floating interest rate swaps to meet the match funding objective. To support hedge accounting, we designate fixed-to-floating interest rate swaps as fair value hedges of the fair value of our fixed rate debt at the inception of the contract. Financial Products' practice is to designate most floating-to-fixed interest rate swaps as cash flow hedges of the variability of future cash flows at the inception of the swap contract. Designation as a hedge of the variability of cash flow is performed to support hedge accounting. Financial Products liquidated fixed-to-floating interest rate swaps during 2006, 2005 and 2004. The gains ($7 million remaining as of December 31, 2006) are being amortized to earnings ratably over the remaining life of the hedged debt.

Gains (losses) included in current earnings [Other income (expense)]:
(Millions of dollars)	2006	2005	2004

Fixed-to-floating interest rate swaps
Machinery and Engines:
Gain (loss) on designated interest rate derivatives	$2	$—	$—
Gain (loss) on hedged debt	(1)	—	—
Gain (loss) amortization on liquidated swaps—included in interest expense	3	5	5

Financial Products:
Gain (loss) on designated interest rate derivatives	(44)	(71)	(28)
Gain (loss) on hedged debt	44	71	28
Gain (loss) amortization on liquidated swaps—included in interest expense	6	5	2

	$10	$10	$7

As of December 31, 2006, $12 million of deferred net gains included in equity ("Accumulated other comprehensive income" in Statement 2), related to Financial Products floating-to-fixed interest rate swaps, are expected to be reclassified to current earnings ("Interest expense of Financial Products" in Statement 1) over the next twelve months.

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

Our objective is to minimize volatility in the price of these commodities. Our policy allows us to enter into commodity forward and option contracts to lock in the purchase price of a portion of these commodities within a four-year horizon. All such commodity forward and option contracts are undesignated. Gains on the undesignated contracts of $1 million, $7 million and $15 million were recorded in current earnings ("Other income (expense)" in Statement 1) in 2006, 2005 and 2004, respectively.

4.	Other income (expense)
	Years ended December 31,

(Millions of dollars)	2006	2005	2004

Investment and interest income	$83	$97	$77
Foreign exchange gains	9	148	96
License fee income	61	59	54
Miscellaneous income (loss)	61	73	26

	$214	$377	$253

5.	Income taxes

The components of profit before taxes were:
	Years ended December 31,

(Millions of dollars)	2006	2005	2004

U.S.	$2,642	$2,254	$1,106
Non-U.S.	2,219	1,647	1,601

	$4,861	$3,901	$2,707

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. However, since such earnings are subject to taxation in more than one country, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision for income taxes were:
	Years ended December 31,

(Millions of dollars)	2006	2005	2004

Current tax provision (credit):
U.S.	$1,342	$683	$136
Non-U.S.	373	365	308
State (U.S.)	49	31	13

	1,764	1,079	457

Deferred tax provision (credit):
U.S.	(381)	(5)	301
Non-U.S.	23	31	(24)
State (U.S.)	(1)	15	(3)

	(359)	41	274

Total provision for income taxes	$1,405	$1,120	$731

We paid income taxes of $1,465 million, $731 million and $326 million in 2006, 2005 and 2004, respectively.

Reconciliation of the U.S. federal statutory rate to effective rate:
	Years ended December 31,

	2006	2005	2004

U.S. statutory rate	35.0%	35.0%	35.0%
(Decreases) increases in taxes resulting from:
Benefit of extraterritorial income exclusion	(2.1)%	(2.7)%	(4.9)%
Non-U.S. subsidiaries taxed at other than 35%	(3.5)%	(3.2)%	(3.7)%
Other—net	(0.4)%	0.4%	0.6%

	29.0%	29.5%	27.0%

Discrete items	(0.1)%	(0.8)%	—

Provision for income taxes	28.9%	28.7%	27.0%

The 2006 provision for income taxes includes a benefit of $5 million for net changes in tax reserves. Favorable settlement of a non-U.S. tax issue resulted in a $25 million decrease in reserves. This was partially offset by a $20 million increase in tax reserves for an expected IRS assessment, related to transfer pricing adjustments for tax years 1992 to 1994, which we plan to continue to dispute. Excluding these discrete items, the effective tax rate for 2006 was 29.0%.

The net impact of repatriation planning and favorable tax settlements resulted in a $31 million decrease to our 2005 provision for income taxes. We recognized a provision for income taxes of $33 million in 2005 under the provisions of the American Jobs Creation Act allowing favorable tax treatment of repatriated earnings. We recognized a benefit of $38 million by reversing a deferred tax liability related to the undistributed profits of a few selected non-U.S. subsidiaries. Favorable tax settlements primarily related to non-U.S. tax jurisdictions reduced the provision by $26 million. Excluding these discrete items, the effective tax rate for 2005 was 29.5%.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. companies which are considered indefinitely reinvested. Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible. A deferred tax asset is recognized only if we have definite plans to generate a U.S. tax benefit by repatriating earnings in the foreseeable future.

Deferred income tax assets and liabilities:
	December 31,

(Millions of dollars)	2006	2005	2004

Deferred income tax assets:
Postemployment benefits other than pensions	$1,593	$1,034	$1,092
Warranty reserves	234	216	212
Unrealized profit excluded from inventories	192	176	153
Tax carryforwards	646	523	498
Deferred compensation	83	70	57
Allowance for credit losses	83	86	73
Pension	577	—	—
Post sale discounts	103	62	51
Other—net	270	106	184

	3,781	2,273	2,320

Deferred income tax liabilities:
Capital and intangible assets	(906)	(787)	(903)
Pension	—	(359)	(216)
Unremitted earnings of non-U.S. subs	(65)	(52)	(131)

	(971)	(1,198)	(1,250)

Valuation allowance for deferred tax assets	(192)	(79)	(42)

Deferred income taxes—net	$2,618	$996	$1,028

Net deferred tax assets increased approximately $1.40 billion in 2006 related to items reported in accumulated other comprehensive income primarily related to adoption of SFAS 158 as discussed in Notes 1L and 14.

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

	December 31,

(Millions of dollars)	2006	2005	2004

Assets:
Deferred and refundable income taxes	$733	$255	$329
Deferred income taxes	1,949	857	742

	2,682	1,112	1,071
Liabilities:
Deferred and current income taxes payable	9	89	20
Deferred income taxes and other liabilities	55	27	23

Deferred income taxes—net	$2,618	$996	$1,028

As of December 31, 2006, amounts and expiration dates of U.S. foreign tax credits available to carry forward were:

(Millions of dollars)
2007-2012	2013	2014	2015	2016	Total

$0	$94	$74	$18	$117	$303

As of December 31, 2006, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

(Millions of dollars)
2007	2008	2009	2010	2011-2016	Unlimited	Total

$1	$2	$4	$34	$86	$707	$834

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.

As of December 31, 2006, approximately $400 million of state tax net operating losses (NOLs) and $74 million of state tax credit carryforwards were available. Of the NOLs, approximately two-thirds expire after 2016. The state tax credit carryforwards expire over the next ten years. We established a valuation allowance for those NOLs and credit carryforwards likely to expire prior to utilization.

In 2005, the Internal Revenue Service (IRS) completed its field examination of our 1995 through 1999 U.S. tax returns. The examination is now at the appellate level of the IRS. In connection with this examination, we received notices of certain adjustments proposed by the IRS, primarily related to foreign sales corporation commissions, foreign tax credit calculations and research and development credits. We disagree with these proposed adjustments and are continuing to work toward resolution through applicable IRS procedures. We anticipate that this matter could be resolved by the end of 2007. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

The IRS is currently conducting a field examination of our 2000 to 2004 U.S. tax returns. It is reasonably possible that this audit could be completed by the end of 2007. In the opinion of management, the ultimate disposition of the audit will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

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

Through August of 2004, the trust was a qualifying special purpose entity (QSPE) and thus, in accordance with Statement of Financial Accounting Standards No. 140 (SFAS 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement 125," was not consolidated. The outstanding principal balance of the CTO was not included in our Consolidated Financial Position during these periods.

From September 2004 through May 2005, because of a significant increase in Machinery and Engines' sales and subsequent sale of the receivables to Cat Financial, our certificated retained interests in the trust exceeded 90% of the fair value of trust assets. Thus, during this period, the trust did not qualify as a QSPE as defined by SFAS 140. We therefore consolidated the trust in accordance with FIN 46R, "Consolidation of Variable Interest Entities (revised December 2003), an interpretation of ARB No. 51" as it represents a variable interest entity for which Cat Financial is the primary beneficiary. As of December 31, 2004, assets of the trust of $2,587 million were included in "Receivables—trade and other" in Statement 2 and the CTO of $240 million was included in "Short-term borrowings." Please refer to Note 15.

Cat Financial serviced the dealer receivables and received an annual servicing fee of approximately 0.5% of the average outstanding principal balance of the securitized trade receivables transferred to third party purchasers. Consolidated expenses of $7 million related to the securitized receivables were recognized during 2004 and are included in "Other income (expense)" in Statement 1. Expected credit losses were assumed to be 0% because dealer receivables have historically had no losses and none were expected. The carrying value of the certificated retained interests approximated fair value due to their short-term nature. Other than the certificated retained interests (assets of the trust when consolidated), the investors and the securitization facilities had no recourse to Cat Financial's assets for failure of debtors to pay when due.

(Millions of dollars)	2004

Cash flow from securitizations:
Proceeds from collections reinvested in revolving securitization[1]	$663
Servicing fees received[1]	2
Characteristics of securitized receivables:
Average balance for the year ended December 31[1]:
Certificated retained interests	$1,936
Collateralized trust obligation	240

[1]For 2004, proceeds, servicing fees and average balances include only the periods the trust was a QSPE.

In June 2005, Cat Financial terminated the trade receivable securitization trust and no longer securitizes trade receivables. Upon termination, receivables held by the trust were transferred back to Cat Financial.

B.
In June 2005, Cat Financial transferred an undivided interest of $240 million in trade receivables to third party purchasers. In accordance with SFAS 140, the transfer to third party purchasers is accounted for as a sale. Cat Financial services the transferred trade receivables and receives an annual servicing fee of approximately 0.5% of the average outstanding principal balance. Consolidated expenses of $15 million and $8 million related to the sale of trade receivables were recognized during 2006 and 2005, respectively, and are included in "Other income (expense)" in Statement 1. As of December 31, 2006 and 2005, the outstanding principal balance of the sold trade receivables was $240 million.

The remaining interest as of December 31, 2006 and 2005 of $2,718 million and $3,028 million, respectively, are included in "Receivables—trade and other" in Statement 2. The cash collections from these receivables held by Cat Financial, including those attributable to the third party purchasers, are first applied to satisfy any obligations of Cat Financial to those purchasers. The third party purchasers have no recourse to Cat Financial's assets, other than the remaining interest, for failure of debtors to pay when due. For Cat Financial's remaining interest in trade receivables, carrying amount approximated fair value due to the short-term nature of these receivables.

7.	Wholesale inventory receivables

Wholesale inventory receivables are receivables of Cat Financial that arise when Cat Financial provides financing for a dealer's purchase of inventory. These receivables are included in "Receivables—trade and other" and "Long-term receivables—trade and other" in Statement 2 and were $1,215 million, $1,282 million and $991 million at December 31, 2006, 2005 and 2004, respectively. Please refer to Note 19 and Table IV for fair value information.

Contractual maturities of outstanding wholesale inventory receivables:
(Millions of dollars)
	December 31, 2006

Amounts Due In	Wholesale Installment Contracts	Wholesale Finance Leases	Wholesale Notes	Total

2007	$88	$76	$343	$507
2008	21	51	353	425
2009	18	37	117	172
2010	14	14	16	44
2011	8	1	1	10
Thereafter	—	1	7	8

	149	180	837	1,166

Guaranteed residual value	—	91	—	91
Less: Unearned income	(7)	(14)	(21)	(42)

Total	$142	$257	$816	$1,215

8.	Finance Receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 2 are net of an allowance for credit losses.

During 2006, 2005 and 2004, Cat Financial securitized retail installment sale contracts and finance leases into public asset backed securitization facilities. The securitization facilities are qualifying special purpose entities and thus, in accordance with SFAS 140, are not consolidated. These finance receivables, which are being held in securitization trusts, are secured by new and used equipment. Cat Financial retained servicing responsibilities and subordinated interests related to these securitizations. For 2006, subordinated interests included subordinated certificates with an initial fair value of $4 million, an interest in certain future cash flow (excess) with an initial fair value of $3 million and a reserve account with an initial fair value of $10 million. For 2005, subordinated interests included subordinated certificates with an initial fair value of $8 million, an interest in certain future cash flow (excess) with an initial fair value of $1 million and a reserve account with an initial fair value of $12 million. For 2004, subordinated interests included subordinated certificates with an initial fair value of $8 million, an interest in certain future cash flow (excess) with an initial fair value of $2 million and a reserve account with an initial fair value of $10 million. The company's retained interests generally are subordinate to the investors' interests. Net gains of $7 million, $12 million and $13 million were recognized on these transactions in 2006, 2005 and 2004, respectively.

Significant assumptions used to estimate the fair value of the retained interests and subordinated certificates at the time of the transaction were:

	2006	2005	2004

Discount rate	11.2%	10.8%	10.7%
Weighted-average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	1.0%

These assumptions are based on our historical experience, market trends and anticipated performance relative to the particular assets securitized.

The company receives annual servicing fees of approximately 1% of the unpaid note value.

As of December 31, 2006, 2005 and 2004, the subordinated retained interests in the public securitizations totaled $68 million, $72 million and $73 million, respectively. Key assumptions used to determine the fair value of the retained interests were:

	2006	2005	2004

Cash flow discount rates on retained interests and subordinated tranches	7.33%	10.7%	10.7%
Weighted-average maturity	31 months	30 months	28 months
Average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	1.0%

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

We consider an account past due if any portion of an installment is due and unpaid for more than 30 days. Recognition of income is suspended when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired loans or finance leases are recorded against the receivable and then to any unrecognized income. Investment in loans/finance leases on nonaccrual status were $190 million, $175 million and $176 million and past due over 90 days and still accruing were $18 million, $31 million and $11 million as of December 31, 2006, 2005 and 2004, respectively.

Cat Financial provides financing only when acceptable criteria are met. Credit decisions are based on, among other things, the customer's credit history, financial strength and intended use of equipment. Cat Financial typically maintains a security interest in retail financed equipment and requires physical damage insurance coverage on financed equipment.

Please refer to Table III for additional finance receivables information and Note 19 and Table IV for fair value information.

TABLE III—Finance Receivables Information (Millions of dollars)
Contractual maturities of outstanding finance receivables:
	December 31, 2006

Amounts Due In	Retail Installment Contracts	Retail Finance Leases	Retail Notes	Wholesale Notes	Total

2007	$3,046	$2,535	$1,749	$15	$7,345
2008	2,186	1,810	1,031	13	5,040
2009	1,373	1,149	663	6	3,191
2010	679	585	465	—	1,729
2011	220	232	318	—	770
Thereafter	31	266	795	—	1,092

	7,535	6,577	5,021	34	19,167
Residual value	—	1,157	—	—	1,157
Less: Unearned income	(783)	(806)	(85)	—	(1,674)

Total	$6,752	$6,928	$4,936	$34	$18,650

Impaired loans and leases:
	2006	2005	2004

Average recorded investment	$168	$233	$380

At December 31:
Recorded investment	$193	$171	$260
Impaired loans/finance leases for which there is a related allowance for credit losses	$133	$98	$180
Related allowance for credit losses on impaired loans/finance leases	$26	$20	$52
Impaired loans/finance leases for which there is no related allowance for credit losses	$60	$73	$80

Allowance for credit loss activity:
	2006	2005	2004

Balance at beginning of year	$302	$278	$241
Provision for credit losses	68	92	105
Receivables written off	(63)	(62)	(88)
Recoveries on receivables previously written off	16	17	16
Other—net	(8)	(23)	4

Balance at end of year	$315	$302	$278

In estimating the allowance for credit losses, we review accounts that are past due, non-performing or in bankruptcy.

Cat Financial's net retail finance leases:
	December 31,

	2006	2005	2004

Total minimum lease payments receivable	$6,577	$5,440	$4,876
Estimated residual value of leased assets:
Guaranteed	483	384	379
Unguaranteed	674	554	540

	7,734	6,378	5,795
Less: Unearned income	(806)	(623)	(550)

Net retail finance leases	$6,928	$5,755	$5,245

Cash flow from securitizations:
	2006	2005	2004

Proceeds from initial sales of receivables	$947	$829	$639
Servicing fees received	12	11	9
Cash flows received on retained interests	41	38	34

Characteristics of securitized receivables:
At December 31:
Total securitized principal balance	$1,227	$980	$815
Loans more than 30 days past due	34	23	26
Weighted-average maturity (in months)	31	30	28
For the year ended December 31:
Average securitized principal balance	$1,162	$1,085	$873
Net credit losses	5	3	4

9.	Inventories

	December 31,

(Millions of dollars)	2006	2005	2004

Raw materials	$2,182	$1,689	$1,592
Work-in-process	977	814	664
Finished goods	2,915	2,493	2,209
Supplies	277	228	210

Total inventories	$6,351	$5,224	$4,675

We had long-term material purchase obligations of approximately $231 million at December 31, 2006.

10.	Property, plant and equipment

	December 31,

(Millions of dollars)	Useful Lives (Years)	2006	2005	2004

Land	—	$184	$154	$152
Buildings and land improvements	20-45	3,407	3,195	3,089
Machinery, equipment and other	3-10	8,694	7,829	7,361
Equipment leased to others	1-10	3,957	3,988	3,975
Construction-in-process	—	1,036	696	587

Total property, plant and equipment, at cost		17,278	15,862	15,164
Less: Accumulated depreciation		8,427	7,874	7,482

Property, plant and equipment—net		$8,851	$7,988	$7,682

We had commitments for the purchase or construction of capital assets of approximately $587 million at December 31, 2006. Software assets with a carrying value of $50 million, primarily related to our dealer distribution support system, were abandoned in 2005. The write-off of these assets is included in "Other operating expense" in Statement 1.

Assets recorded under capital leases [1]:
	December 31,

(Millions of dollars)	2006	2005	2004

Gross capital leases [2]	$96	$91	$326
Less: Accumulated depreciation	65	55	220

Net capital leases	$31	$36	$106

[1]	Included in Property, plant and equipment table above.
[2]	Consists primarily of machinery and equipment.

The decrease in capital leases from 2004 to 2005 was due to termination of certain leases in the fourth quarter of 2005. See Note 16 for additional information.

Equipment leased to others (primarily by Cat Financial):
	December 31,

(Millions of dollars)	2006	2005	2004

Equipment leased to others—at original cost	$3,957	$3,988	$3,975
Less: Accumulated depreciation	1,299	1,201	1,196

Equipment leased to others—net	$2,658	$2,787	$2,779

At December 31, 2006, scheduled minimum rental payments to be received for equipment leased to others were:
(Millions of dollars)
2007	2008	2009	2010	2011	After 2011

$575	$463	$258	$132	$43	$8

11.	Investments in unconsolidated affiliated companies

Our investments in affiliated companies accounted for by the equity method consist primarily of a 50% interest in Shin Caterpillar Mitsubishi Ltd. (SCM) located in Japan. Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a three-month lag, e.g., SCM results reflect the periods ending September 30) was as follows:

	Years ended December 31,

(Millions of dollars)	2006	2005	2004

Results of Operations:
Sales	$4,420	$4,140	$3,628
Cost of sales	3,526	3,257	2,788

Gross profit	894	883	840

Profit (loss)	$187	$161	$129

Caterpillar's profit (loss)	$81	$73	$59

Sales from SCM to Caterpillar of approximately $1.81 billion, $1.73 billion and $1.48 billion in 2006, 2005 and 2004 respectively, are included in the affiliated company sales. In addition, SCM purchased $273 million, $282 million and $210 million of products from Caterpillar in 2006, 2005 and 2004, respectively. (See Note 27 for subsequent event regarding SCM.)

	December 31,

(Millions of dollars)	2006	2005	2004

Financial Position:
Assets:
Current assets	$1,807	$1,714	$1,540
Property, plant and equipment—net	1,119	1,120	1,048
Other assets	176	194	195

	3,102	3,028	2,783

Liabilities:
Current liabilities	1,394	1,348	1,325
Long-term debt due after one year	309	318	273
Other liabilities	145	188	214

	1,848	1,854	1,812

Ownership	$1,254	$1,174	$971

Caterpillar's investments in unconsolidated affiliated companies:
	December 31,

(Millions of dollars)	2006	2005	2004

Investments in equity method companies	$542	$540	$487
Plus: Investments in cost method companies	20	25	30

Total investments in unconsolidated affiliated companies	$562	$565	$517

At December 31, 2006, consolidated "Profit employed in the business" in Statement 2 included $262 million representing undistributed profit of the unconsolidated affiliated companies.

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

12.	Intangible assets and goodwill

A.	Intangible assets
	Intangible assets are comprised of the following:
			December 31,
		Weighted Amortizable
	(Millions of dollars)	Life (Years)	2006	2005	2004

	Customer relationships	20	$242	$40	$40
	Intellectual property	11	211	206	213
	Other	13	73	33	33

	Total finite-lived intangible assets—gross	15	526	279	286
	Less: Accumulated amortization		139	107	91

			387	172	195
	Pension-related		—	252	120

	Intangible assets—net		$387	$424	$315

During 2006 we acquired finite-lived intangible assets of $223 million due to the purchase of Progress Rail Services, Inc. (Progress Rail). During 2004 we acquired finite-lived intangible assets of $130 million (See Note 25 for details on the acquisition of these assets.) Amortization expense related to intangible assets was $34 million, $22 million and $18 million for 2006, 2005 and 2004, respectively. In 2006, pension related intangible assets were eliminated due to the adoption of SFAS 158. For further discussion on SFAS 158, see Notes 1L and 14.

Amortization expense related to intangible assets is expected to be:

(Millions of dollars)
2007	2008	2009	2010	2011	Thereafter

$35	$35	$35	$34	$31	$217

B.	Goodwill

During 2006, we acquired assets with related goodwill of $431 million as part of the purchase of Progress Rail. We also acquired assets with related goodwill of $39 million as part of the purchase of the large components business of Royal Oak Industries, Inc. During 2004 we acquired assets with related goodwill of $55 million (See Note 25 for details on the acquisition of these assets). No goodwill was acquired during the year ended December 31, 2005.

During the first quarter of 2006, we determined that the business outlook for the parts and accessories distribution business of MG Rover, acquired in 2004, required a specific impairment evaluation. The declining outlook of this business resulted from MG Rover’s cessation of vehicle production and warranties resulting from their bankruptcy in 2005. Although the MG Rover parts business continues to provide parts to the existing population of vehicles, the unit’s sales will continue to decline in the future as production of new vehicles has ceased. In determining if there was impairment, we first compared the fair value of the reporting unit (calculated by discounting projected cash flows) to the carrying value. Because the carrying value exceeded the fair value, we then allocated the fair value to the assets and liabilities of the unit and determined the fair value of the implied goodwill was zero. Accordingly, a goodwill impairment charge of $18 million, representing the entire goodwill associated with the MG Rover parts and accessories business at that date, was included in “Other operating expenses” in Statement 1 and reported in the “All Other” category in Note 24. No goodwill was impaired or disposed of during the years ended December 31, 2005 and 2004.

The changes in carrying amount of goodwill by reportable segment for the years ended December 31, 2006, 2005 and 2004 were as follows:

(Millions of Dollars)	Construction & Mining Products	Electric Power	Large Power Products	All Other[1]	Consolidated Total
Balance at January 1, 2004	$45	$204	$592	$557	$1,398
Acquisitions	—	—	—	55	55
Other adjustments	—	—	(3)	—	(3)

Balance at December 31, 2004	45	204	589	612	1,450
Other adjustments	—	(1)	—	2	1

Balance at December 31, 2005	45	203	589	614	1,451
Acquisitions	—	—	39	432	471
Impairments	—	—	—	(18)	(18)

Balance at December 31, 2006	$45	$203	$628	$1,028	$1,904

[1] All Other includes operating segments included in “All Other” category (See Note 24).

13.	Available-for-sale securities

Financial Products, primarily Cat Insurance, has investments in certain debt and equity securities at December 31, 2006, 2005 and 2004, that have been classified as available-for-sale in accordance with SFAS 115 and recorded at fair value based upon quoted market prices. These fair values are included in "Other assets" in Statement 2. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity ("Accumulated other comprehensive income" in Statement 2). Realized gains and losses on sales of investments are generally determined using the FIFO method for debt instruments and the specific identification method for equity securities. Realized gains and losses are included in "Other income (expense)" in Statement 1.

	December 31, 2006

(Millions of dollars)	Cost Basis	Unrealized Pre-Tax Net Gains (Losses)	Fair Value

Government debt	$355	$(5)	$350
Corporate bonds	541	(6)	535
Equity securities	154	26	180

	$1,050	$15	$1,065

	December 31, 2005

(Millions of dollars)	Cost Basis	Unrealized Pre-Tax Net Gains (Losses)	Fair Value

Government debt	$305	$(6)	$299
Corporate bonds	422	(7)	415
Equity securities	146	38	184

	$873	$25	$898

	December 31, 2004

(Millions of dollars)	Cost Basis	Unrealized Pre-Tax Net Gains (Losses)	Fair Value

Government debt	$239	$(1)	$238
Corporate bonds	342	—	342
Equity securities	204	26	230

	$785	$25	$810

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2006

	Less than 12 months[1]		12 months or more [1]		Total

(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government debt	$116	$—	$199	$4	$315	$4
Corporate bonds	198	1	233	5	431	6
Equity securities	22	1	1	—	23	1

Total	$336	$2	$433	$9	$769	$11

	December 31, 2005

	Less than 12 months [1]		12 months or more [1]		Total

(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government debt	$155	$2	$113	$3	$268	$5
Corporate bonds	220	3	136	4	356	7
Equity securities	31	2	—	—	31	2

Total	$406	$7	$249	$7	$655	$14

	December 31, 2004

	Less than 12 months [1]		12 months or more [1]		Total

(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government debt	$166	$1	$9	$—	$175	$1
Corporate bonds	156	2	35	1	191	3
Equity securities	46	1	2	—	48	1

Total	$368	$4	$46	$1	$414	$5

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Government Debt. The unrealized losses on our investments in U.S. Treasury obligations, direct obligations of U.S. governmental agencies and federal agency mortgage-backed securities are the result of an increase in interest rates. There are no credit related events on any of these securities. We intend to and have the ability to hold these investments that are less than book value until recovery to fair value or maturity. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2006.

Corporate Bonds. The unrealized losses on our investments in corporate bonds relate primarily to an increase in interest rates. Individual companies subject to buyouts have seen the yield spreads on the debt widen. We currently believe it is probable that we will be able to collect all amounts due according to the contractual terms of our investments in corporate debt securities. We intend to and have the ability to hold these investments that are less than book value, for the aforementioned reasons, until recovery to fair value or maturity. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2006.

Equity Securities. Cat Insurance maintains a well-diversified portfolio consisting of three specific mandates: large cap value stocks, small and mid cap growth stocks and international growth and income stocks. The individual securities held in these portfolios support cash flow, asset allocation and investment objectives. Currently, we have no holdings in mutual funds. In each case where unrealized losses occur in the individual stocks, company management is taking corrective action to increase shareholder value. We currently believe it is probable that we will be able to recover all amounts due and do not consider these investments to be other-than-temporarily impaired as of December 31, 2006.

The fair value of available-for-sale debt securities at December 31, 2006, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

(Millions of dollars)	Fair Value

Due in one year or less	$106
Due after one year through five years	$250
Due after five years through ten years	$111
Due after ten years	$418

Proceeds from sales of investments in debt and equity securities during 2006, 2005 and 2004 were $539 million, $257 million and $408 million, respectively. Gross gains of $43 million, $14 million and $8 million and gross losses of $8 million, $6 million and $6 million have been included in current earnings as a result of these sales for 2006, 2005 and 2004, respectively.

During 2006, 2005 and 2004, there were no charges for "other than temporary" declines in the market value of securities.

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

As discussed in Note 1L, on December 31, 2006, we adopted Statement of Financial Accounting Standards No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

In January 2005, amendments were made to both U.S. hourly pension and other postretirement benefit plans due to the company and the United Auto Workers reaching a new six-year labor agreement that will expire on March 1, 2011. These plans were re-measured as of January 10, 2005 to account for the benefit changes. The result was a $29 million increase in pension cost and a $69 million increase in other postretirement benefit cost for 2005. In addition, the additional minimum pension liability increased $233 million as a result of the re-measurement. The liability was offset by an increase in pension-related intangible assets of $164 million and a decrease in other comprehensive income (pre-tax) of $69 million.

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

A.	Benefit Obligations
		U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits

	(Millions of dollars)	2006	2005	2004	2006	2005	2004	2006	2005	2004

	Change in benefit obligation:
	Benefit obligation, beginning of year	$10,679	$9,593	$8,993	$2,361	$2,097	$1,836	$5,818	$4,926	$5,004
	Service cost	160	150	143	67	58	53	95	86	66
	Interest cost	575	555	548	111	109	97	302	294	265
	Plan amendments	4	204	—	(18)	(8)	—	—	412	—
	Actuarial losses (gains)	447	863	584	110	254	54	(224)	458	(64)
	Foreign currency exchange rates	—	—	—	121	(65)	135	1	(2)	2
	Participant contributions	—	—	—	11	12	11	29	28	58
	Benefits paid - Gross	(699)	(686)	(675)	(103)	(96)	(89)	(369)	(384)	(405)
	Less federal subsidy on benefits paid	—	—	—	—	—	—	9	—	—
	Acquisitions / Special termination benefits	8	—	—	59	—	—	—	—	—

	Benefit obligation, end of year	$11,174	$10,679	$9,593	$2,719	$2,361	$2,097	$5,661	$5,818	$4,926

	Accumulated benefit obligation, end of year	$10,587	$10,213	$9,040	$2,333	$2,069	$1,844

	Weighted-average assumptions used to determine net cost:
	Discount rate [1]	5.5%	5.6%	5.9%	4.7%	4.6%	5.2%	5.5%	5.6%	5.9%
	Rate of compensation increase [1]	4.0%	4.0%	4.0%	4.0%	3.7%	3.5%	4.0%	4.0%	4.0%

	[1]	End of year rates are used to determine net periodic cost for the subsequent year. See Note 14E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage- point increase	One-percentage- point decrease

Effect on 2006 service and interest cost components of other postretirement benefit cost	$35	$(31)
Effect on accumulated postretirement benefit obligation	$444	$(389)

B.	Plan Assets
		U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits

	(Millions of dollars)	2006	2005	2004	2006	2005	2004	2006	2005	2004

	Change in plan assets:
	Fair value of plan assets, beginning of year	$9,441	$8,725	$7,728	$2,024	$1,503	$1,262	$1,311	$994	$867
	Actual return on plan assets	1,329	860	1,106	238	272	124	207	100	118
	Foreign currency exchange rates	—	—	—	100	(47)	91	—	—	—
	Company contributions	9	542	566	34	390	104	331	573	356
	Participant contributions	—	—	—	11	12	11	29	28	58
	Benefits paid	(699)	(686)	(675)	(103)	(96)	(89)	(369)	(384)	(405)
	Settlements	—	—	—	—	(10)	—	—	—	—
	Acquisitions	7	—	—	—	—	—	—	—	—

	Fair value of plan assets, end of year	$10,087	$9,441	$8,725	$2,304	$2,024	$1,503	$1,509	$1,311	$994

The asset allocation for our pension and other postretirement benefit plans at the end of 2006, 2005 and 2004, and the target allocation for 2007, by asset category, are as follows:

		Percentage of Plan Assets at Year-end
	Target Allocation
	2007	2006	2005	2004

U.S. pension:
Equity securities	70%	74%	72%	74%
Debt securities	30%	26%	28%	26%

Total	100%	100%	100%	100%

Non-U.S. pension:
Equity securities	55%	59%	63%	54%
Debt securities	33%	30%	30%	38%
Real estate	8%	8%	5%	6%
Other	4%	3%	2%	2%

Total	100%	100%	100%	100%

Other postretirement benefits:
Equity securities	80%	84%	84%	84%
Debt securities	20%	15%	16%	16%
Cash	—	1%	—	—

Total	100%	100%	100%	100%

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

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. The U.S. plans currently utilize futures contracts to offset current equity positions in order to rebalance the total portfolio to the target asset allocation. During 2006, approximately 10% of the U.S. pension plans’ assets were rebalanced from equity to fixed income positions through the use of futures contracts. The actual asset allocation percentages above represent this rebalancing effort. The plans do not engage in futures contracts for speculative purposes.

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

(Millions of dollars)	U.S. Pension Benefits[1]			Non-U.S. Pension Benefits			Other Postretirement Benefits

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Caterpillar Inc. common stock	$197	$371	$299	$2	$2	$—	$2	$5	$1

[1]	Amounts represent 2% of total plan assets for 2006, 4% for 2005 and 3% for 2004.

C.	Funded status
The funded status of the plans, reconciled to the amount reported on the Consolidated Financial Position, is as follows:

(Millions of dollars)	U.S. Pension Benefits					Non-U.S. Pension Benefits					Other Postretirement Benefits

	2006	2005		2004		2006	2005		2004		2006	2005		2004
End of Year
Fair value of plan assets	$10,087		$9,441		$8,725	$2,304		$2,024		$1,503	$1,509		$1,311		$994
Benefit obligations	11,174		10,679		9,593	2,719		2,361		2,097	5,661		5,818		4,926

Over (under) funded status	(1,087)		(1,238)		(868)	(415)		(337)		(594)	(4,152)		(4,507)		(3,932)
Amounts not yet recognized:
Unrecognized prior service cost (benefit)	N/A		303		158	N/A		22		27	N/A		208		(232)
Unrecognized net actuarial loss	N/A		3,070		2,552	N/A		746		726	N/A		1,595		1,232
Unrecognized net obligation existing at adoption of SFAS 87/106	N/A		—		—	N/A		2		3	N/A		14		16
Contributions made after measurement date	2		1		—	2		1		22	20		28		27

Net amount recognized in financial position	$(1,085)		$2,136		$1,842	$(413)		$434		$184	$(4,132)		$(2,662)		$(2,889)

Components of net amount recognized in financial position:
Accrued benefit liabilities (current liability)	$(9)	$	N/A	$	N/A	$(2)	$	N/A	$	N/A	$(13)	$	N/A	$	N/A
Liability for postemployment benefits (non-current liability)	(1,076)		N/A		N/A	(411)		N/A		N/A	(4,119)		N/A		N/A
Prepaid benefit costs	N/A		1,487		1,099	N/A		466		28	N/A		—		—
Accrued benefit liabilities	N/A		(71)		(97)	N/A		(59)		(173)	N/A		(599)		(402)
Intangible assets	N/A		237		95	N/A		16		25	N/A		—		—
Liability for postemployment benefits	N/A		(760)		(248)	N/A		(92)		(181)	N/A		(2,063)		(2,487)
Accumulated other comprehensive income (pre-tax)	N/A		1,243		993	N/A		103		485	N/A		—		—

Net asset (liability) recognized	$(1,085)		$2,136		$1,842	$(413)		$434		$184	$(4,132)		$(2,662)		$(2,889)

Amounts recognized in accumulated other comprehensive income (pre-tax) consist of:
Net actuarial loss (gain)	$2,754	$	N/A	$	N/A	$742	$	N/A	$	N/A	$1,159	$	N/A	$	N/A
Prior service cost (credit)	249		N/A		N/A	16		N/A		N/A	244		N/A		N/A
Transition obligation (asset)	—		N/A		N/A	1		N/A		N/A	13		N/A		N/A

Total	$3,003	$	N/A	$	N/A	$759	$	N/A	$	N/A	$1,416	$	N/A	$	N/A

N/A (Not Applicable): The adoption of SFAS 158 (see Note 1L) resulted in recognition of previously unrecognized prior service cost and actuarial loss on our consolidated financial position. Overall, the prepaid asset was eliminated and a liability recognized through an adjustment to accumulated other comprehensive income.

The estimated amounts that will be amortized from “Accumulated other comprehensive income" at December 31, 2006 into net periodic benefit cost in 2007 are as follows:

(Millions of dollars)	U.S. Pension	Non-U.S. Pension	Other Postretirement Benefits

Actuarial (gain) loss	$214	$52	$79
Prior service (credit) cost	58	5	(36)
Transition (asset) obligation	—	1	2

Total	$272	$58	$45

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	at Year-end			at Year-end

(Millions of dollars)	2006	2005	2004	2006	2005	2004

Projected benefit obligation	$(11,174)	$(10,679)	$(9,593)	$(2,719)	$(2,319)	$(2,059)
Accumulated benefit obligation	$(10,587)	$(10,213)	$(9,040)	$(2,333)	$(2,034)	$(1,813)
Fair value of plan assets	$10,087	$9,441	$8,725	$2,304	$1,973	$1,455

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	at Year-end			at Year-end

(Millions of dollars)	2006	2005	2004	2006	2005	2004

Projected benefit obligation	$(4,491)	$(4,594)	$(3,975)	$(121)	$(556)	$(2,003)
Accumulated benefit obligation	$(4,460)	$(4,564)	$(3,959)	$(106)	$(506)	$(1,767)
Fair value of plan assets	$3,805	$3,733	$3,614	$19	$382	$1,406

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans.

D.	Expected cash flow
	Information about the expected cash flow for the pension and other postretirement benefit plans follows:
	(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits

	Employer contributions:
	2007 (expected)	$10	$40	$400

	Expected benefit payments:
	2007	$720	$80	$400
	2008	730	80	400
	2009	740	80	420
	2010	760	90	430
	2011	770	90	450
	2012-2016	4,000	550	2,400

	Total	$7,720	$970	$4,500

The above table reflects the total employer contributions and benefits expected to be paid from the plan or from company assets and does not include the participants' share of the cost. The expected benefit payments for our other postretirement benefits include payments for prescription drug benefits. Medicare Part D subsidy amounts expected to be received by the company which will offset other postretirement benefit payments are as follows:

(Millions of dollars)	2007	2008	2009	2010	2011	2012-2016	Total

Other postretirement benefits	$20	$20	$30	$30	$30	$190	$320

E.	Net periodic cost
	(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits

		2006	2005	2004	2006	2005	2004	2006	2005	2004

	Components of net periodic benefit cost:
	Service cost	$160	$150	$143	$67	$58	$53	$95	$86	$66
	Interest cost	575	555	548	111	109	97	302	294	265
	Expected return on plan assets	(798)	(712)	(697)	(142)	(111)	(103)	(116)	(91)	(74)
	Settlement loss	—	—	—	—	3	—	—	—	—
	Termination benefits	—	—	—	1	—	—	—	—	—
	Amortization of:
	Net asset existing at adoption of SFAS 87/106	—	—	—	1	1	3	2	2	2
	Prior service cost[1]	58	59	44	5	7	6	(33)	(29)	(48)
	Net actuarial loss	232	197	142	56	50	38	113	85	45

	Total cost included in operating profit	$227	$249	$180	$99	$117	$94	$363	$347	$256

Weighted-average assumptions used to determine net cost:
	Discount rate[2]	5.6%	5.9%	6.2%	4.6%	5.2%	5.1%	5.6%	5.8%	6.1%
	Expected return on plan assets[3]	9.0%	9.0%	9.0%	7.5%	7.1%	7.4%	9.0%	9.0%	9.0%
	Rate of compensation increase	4.0%	4.0%	4.0%	3.5%	3.5%	3.2%	4.0%	4.0%	4.0%

[1]
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

[2]
For U.S. plans impacted by the January 2005 plan amendments, a 5.8% discount rate was utilized for valuing the plan re-measurement. For the April 2005 other postretirement benefit plan amendment, a 5.7% discount rate was utilized for valuing the plan re-measurement.

[3]	The weighted-average rates for 2007 are 9.0% and 7.7% for U.S. and non-U.S. plans, respectively.

The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is based on the Moody's Aa bond yield as of our measurement date, November 30, and represents the rate at which our benefit obligations could effectively be settled. To validate the discount rate, a detailed analysis of the individual plans' expected cash flows is made annually. This involves analyzing Caterpillar's projected cash flows against a high quality bond yield curve, calculated using a wide population of corporate Aa bonds. The modeled discount rate that results from matching the aggregate expected future cash flows from the Caterpillar benefit plans to the yield curve of high quality corporate bonds is consistent with the annualized Moody's Aa rate. A comprehensive process is also used to determine the assumed discount rate for our non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense.

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1% for 2006, 2005 and 2004. A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. To calculate the 2006 benefit expense, we assumed an increase of 8.5% for 2006. We expect an increase of 7.5% during 2007. The 2006 and 2007 rates are assumed to decrease gradually to the ultimate health care trend rate of 5.0% in 2013. This rate represents 3.0% general inflation plus 2.0% additional health care inflation.

We determined that most of our U.S. retiree health care plans are at least actuarially equivalent to Medicare Part D and will qualify for the federal subsidy. In the third quarter of 2004, we adopted FSP 106-2 retroactive to December 31, 2003 (the period end that includes the date of the Act's enactment) as permitted by the FSP. The impact was a reduction in our accumulated postretirement benefit obligation of $284 million related to benefits attributed to past service. The reduction in the components of 2004 net periodic postretirement benefits expense was $51 million.

F.	Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefit insurance and supplemental unemployment benefits to substantially all eligible U.S. employees.

G.	Defined contribution plans

We have both U.S. and non-U.S. employee defined contribution plans to help employees save for retirement. Our U.S. 401(k) plan allows eligible employees to contribute a portion of their salary to the plan on a tax-deferred basis, and we provide a matching contribution equal to 100% of employee contributions to the plan up to 6% of their compensation. Various other U.S. and non-U.S. defined contribution plans allow eligible employees to contribute a portion of their salary to the plans, and in some cases, we provide a matching contribution to the funds.

Total company costs related to U.S. and non-U.S. defined contribution plans were the following:

(Millions of dollars)	2006	2005	2004

U.S. plans	$157	$135	$110
Non-U.S. plans	23	18	11

	$180	$153	$121

H.	Summary of long-term liability:
		December 31,

	(Millions of dollars)	2006	2005	2004

	Pensions:
	U.S. pensions	$1,076	$760	$248
	Non-U.S. pensions	411	92	181

	Total pensions	1,487	852	429
	Postretirement benefits other than pensions	4,119	2,063	2,487
	Other postemployment benefits	73	76	70
	Defined contribution	200	170	140

		$5,879	$3,161	$3,126

15.	Short-term borrowings
	December 31,

(Millions of dollars)	2006	2005	2004

Machinery and Engines:
Notes payable to banks	$77	$543	$93
Commercial paper	88	328	—

	165	871	93
Financial Products:
Notes payable to banks	251	257	370
Commercial paper	4,149	3,936	2,972
Collateralized trust obligation	—	—	240
Demand notes	590	505	482

	4,990	4,698	4,064

Total short-term borrowings	$5,155	$5,569	$4,157

See Note 6 for further discussion of the collateralized trust obligation.

The weighted-average interest rates on short-term borrowings outstanding were:

	December 31,

	2006	2005	2004

Notes payable to banks	6.2%	5.4%	5.9%
Commercial paper	4.5%	3.4%	2.5%
Collateralized trust obligation	—	—	2.3%
Demand notes	5.4%	4.2%	2.3%

Please refer to Note 19 and Table IV for fair value information on short-term borrowings.

16.	Long-term debt

	December 31,

(Millions of dollars)	2006	2005	2004

Machinery and Engines:
Notes—6.550% due 2011	$250	$250	$250
Notes—5.700% due 2016	500	—	—
Debentures—9.000% due 2006	—	—	206
Debentures—7.250% due 2009	307	310	313
Debentures—9.375% due 2011	123	123	123
Debentures—9.375% due 2021	120	120	236
Debentures—8.000% due 2023	82	82	199
Debentures—6.625% due 2028	299	299	299
Debentures—7.300% due 2031	348	348	348
Debentures—5.300% due 2035	201	200	—
Debentures—6.050% due 2036	747	—	—
Debentures—6.950% due 2042	249	249	249
Debentures—7.375% due 2097	297	297	297
Capital lease obligations	72	66	665
Commercial paper	—	—	40
Deposit obligations	—	231	245
Other	99	142	193

Total Machinery and Engines	$3,694	$2,717	$3,663

Financial Products:
Commercial paper	408	299	1,400
Medium-term notes	12,857	12,187	10,468
Deposit obligations	232	232	232
Other	489	242	74

Total Financial Products	13,986	12,960	12,174

Total long-term debt due after one year	$17,680	$15,677	$15,837

All outstanding notes and debentures are unsecured. Certain capital lease obligations which were collateralized by leased manufacturing equipment and/or security deposits, were terminated in the fourth quarter of 2005. This resulted in the fulfillment of the capital lease obligation and conversion of the associated security deposits into cash. The deposit obligations have corresponding security deposits, which are included in "Other assets" in Statement 2. These deposit obligations and corresponding security deposits relate to two finance arrangements which provide us a return. These finance arrangements require that we commit to certain long-term obligations and provide security deposits which will fulfill these obligations when they become due. At December 31, 2006, the Machinery and Engines deposit obligations are included in “Long-term debt due within one year”, and the corresponding security deposit is included in “Prepaid expenses and other current assets” in Statement 2.

On August 8, 2006, Caterpillar Inc. issued $500 million of 5.70% notes due in 2016 and $750 million of 6.05% debentures due in 2036.

On September 13, 2005, $116 million of 9.375% debentures due in 2021 and $117 million of 8.00% debentures due in 2023 were exchanged for $307 million of 5.30% debentures due in 2035 and $23 million of cash. The book value of the 5.30% debentures due in 2035 was $201 million at December 31, 2006 and $200 million at December 31, 2005, which results in an effective yield of 8.55%.

We may redeem the 6.55% and 5.70% notes and the 5.30%, 7.25%, 6.625%, 7.3%, 6.05%, 6.95% and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

Based on long-term credit agreements, $408 million, $299 million and $1,440 million of commercial paper outstanding at December 31, 2006, 2005 and 2004, respectively, was classified as long-term debt due after one year.

Medium-term notes are offered by prospectus and are issued through agents at fixed and floating rates. These notes have a weighted average interest rate of 4.6% with remaining maturities up to 20 years at December 31, 2006.

The aggregate amounts of maturities of long-term debt during each of the years 2007 through 2011, including amounts due within one year and classified as current, are:

	December 31,

(Millions of dollars)	2007	2008	2009	2010	2011

Machinery and Engines	$418	$59	$321	$3	$376
Financial Products	4,043	3,913	4,011	2,258	1,367

	$4,461	$3,972	$4,332	$2,261	$1,743

The above table includes $969 million of medium-term notes that can be called at par.

Interest paid on short-term and long-term borrowings for 2006, 2005 and 2004 was $1,256 million, $1,030 million and $766 million, respectively.

Please refer to Note 19 and Table IV for fair value information on long-term debt.

17.	Credit commitments
	December 31, 2006

(Millions of dollars)	Consolidated	Machinery and Engines	Financial Products

Credit lines available:
Global credit facilities	$6,450 [1]	$1,000 [1]	$5,450 [1]
Other external	2,573	1,070	1,503

Total credit lines available	9,023	2,070	6,953
Less: Global credit facilities supporting commercial paper	(4,645)	(88)	(4,557)
Less: Utilized credit	(750)	(77)	(673)

Available credit	$3,628	$1,905	$1,723

[1]
We have three global credit facilities with a syndicate of banks totaling $6,450 million available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs. Based on management's allocation decision, which can be revised at any time during the year, the portion of the facility available to Cat Financial at December 31, 2006 was $5,450 million. The five-year facility of $1.63 billion, which expires in September 2010, has not changed from  December 2005. The five-year facility, which was previously $2.50 billion and scheduled to expire in 2009, has been increased to $2.98 billion and now expires in 2011. The 364-day facility of $1.63 billion that expired in September 2006 was increased to $1.85 billion and now expires in September 2007. The facility expiring in September 2007 has a provision that allows Caterpillar or Cat Financial to obtain a one-year loan in September 2007 that would mature in September 2008.

At December 31, 2006, there were no borrowings under these lines.

18.	Profit per share

Computations of profit per share:
(Dollars in millions except per share data)	2006	2005	2004

Profit for the period (A)	$3,537	$2,854	$2,035
Determination of shares (in millions):
Weighted average number of common shares outstanding (B)	658.7	678.4	684.5
Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	25.1	27.4	22.9
Average common shares outstanding for fully diluted computation (C)	683.8	705.8	707.4
Profit per share of common stock:
Assuming no dilution (A/B)	$5.37	$4.21	$2.97
Assuming full dilution (A/C)	$5.17	$4.04	$2.88
Shares outstanding as of December 31 (in millions)	645.8	670.9	685.9

SARs and stock options to purchase 9,626,940 and 104,000 common shares were outstanding in 2006 and 2004, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive. There were no antidilutive stock options outstanding at December 31, 2005.

On June 8, 2005, Caterpillar’s Board of Directors approved a 2-for-1 stock split in the form of a 100 percent stock dividend. The stock split shares were distributed on July 13, 2005 to stockholders of record at the close of business on June 22, 2005. Capital accounts, share data and profit per share data reflect the stock split, applied retroactively, to all periods presented.

19.	Fair values of financial instruments

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

Please refer to Table IV on the next page for the fair values of our financial instruments.

20.	Concentration of credit risk

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

Finance receivables and wholesale inventory receivables primarily represent receivables under installment sales contracts, receivables arising from leasing transactions and notes receivable. We generally maintain a secured interest in the equipment financed. No single customer or dealer represents a significant concentration of credit risk.

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments, included in "Other assets" in Statement 2, are comprised primarily of investments which collateralize deposit obligations and investments of Cat Insurance supporting insurance reserve requirements. At December 31, 2004 long-term investments also included investments which collateralized capital lease obligations (see Note 16).

For derivatives contracts, collateral is generally not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 2006, 2005 and 2004, the exposure to credit loss was $149 million, $141 million and $312 million, respectively.

Please refer to Note 19 and Table IV above for fair value information.

21.	Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $319 million, $257 million and $224 million for 2006, 2005 and 2004, respectively.

TABLE IV—Fair Values of Financial Instruments
	2006		2005		2004

(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference

Asset (liability) at December 31
Cash and short-term investments	$530	$530	$1,108	$1,108	$445	$445	Statement 2
Long-term investments	1,296	1,296	1,356	1,356	1,852	1,852	Notes 13 and 20
Foreign currency contracts	56	56	(1)	(1)	176	176	Note 20
Finance receivables—net (excluding tax leases1)	16,469	16,468	15,214	15,210	13,457	13,445	Note 8
Wholesale inventory receivables—net (excluding finance type leases1)	1,027	992	1,089	1,085	882	857	Note 7

Short-term borrowings	(5,155)	(5,155)	(5,569)	(5,569)	(4,157)	(4,157)	Note 15
Long-term debt (including amounts due within one year)
Machinery and Engines	(4,112)	(4,397)	(3,057)	(3,465)	(3,669)	(4,186)	Note 16
Financial Products	(18,029)	(17,911)	(17,119)	(17,176)	(15,699)	(15,843)	Note 16
Interest rate swaps
Machinery and Engines—
in a net receivable position	2	2	-	-	-	-	Note 3
Financial Products—
in a net receivable position	52	52	94	94	75	75	Note 3
in a net payable position	(99)	(99)	(114)	(114)	(69)	(69)	Note 3
Guarantees[2]	(10)	(10)	(9)	(10)	(10)	(10)	Note 22

[1]	Total excluded items have a net carrying value at December 31, 2006, 2005 and 2004 of $2,050 million, $1,719 million and $1,737 million, respectively.
[2]
The carrying amount provisions of FASB Interpretation No. 45 related to guarantees are effective for guarantees issued or modified subsequent to December 31, 2002 only, whereas the fair value amount is for all guarantees.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
(Millions of dollars)

2007	2008	2009	2010	2011	After 2011	Total

$230	$195	$163	$134	$87	$460	$1,269

22.	Guarantees and product warranty

We have guaranteed to repurchase loans of certain Caterpillar dealers from third party lenders in the event of default. These guarantees arose in conjunction with Cat Financial's relationship with third party dealers who sell Caterpillar equipment. These guarantees generally have one-year terms and are secured, primarily by dealer assets. Additionally, we have provided an indemnity to a third party insurance company for potential losses related to performance bonds issued on behalf of Caterpillar dealers. The bonds are issued to insure governmental agencies against nonperformance by certain Caterpillar dealers.

We provide loan guarantees to third party lenders for financing associated with machinery purchased by customers. The loan guarantees are for the remote chance that the customers will become insolvent. These guarantees have varying terms and are secured by the machinery.

Cat Financial has provided a limited indemnity to a third party bank for $35 million resulting from the assignment of certain leases to that bank. The indemnity is for the remote chance that the insurers of these leases would become insolvent. The indemnity expires December 15, 2012 and is unsecured.

No loss has been experienced or is anticipated under any of these guarantees. At December 31, 2006, 2005 and 2004, the related liability was $10 million, $9 million and $10 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees at December 31 are as follows:

(Millions of dollars)	2006	2005	2004

Guarantees with Caterpillar dealers	$527	$520	$468
Guarantees with customers	48	64	29
Limited Indemnity	35	40	45
Guarantees—other	21	16	17

Total guarantees	$631	$640	$559

Cat Financial is party to agreements in the normal course of business with selected customers and Caterpillar dealers in which we commit to provide a set dollar amount of financing on a pre-approved basis. We also provide lines of credit to selected customers and Caterpillar dealers, of which a portion remains unused as of the end of the period. Commitments and lines of credit generally have fixed expiration dates or other termination clauses. It has been our experience that not all commitments and lines of credit will be used. Management applies the same credit policies when making commitments and granting lines of credit as it does for any other financing. We do not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding. The amount of the unused commitments and lines of credit for dealers as of December 31, 2006 was $6,587 million compared to $4,729 million at December 31, 2005 and $5,019 million at December 31, 2004. The amount of the unused commitments and lines of credit for customers as of December 31, 2006 was $2,279 million compared to $1,972 million at December 31, 2005 and $1,499 million at December 31, 2004.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory. Historical claim rates are developed using a rolling average of actual warranty payments.

(Millions of dollars)	2006	2005	2004

Warranty liability, January 1	$879	$785	$624
Reduction in liability (payments)	(745)	(712)	(571)
Increase in liability (new warranties)	819	806	732

Warranty liability, December 31	$953	$879	$785

23.	Environmental and legal matters

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

We have disclosed certain individual legal proceedings in this filing. Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues and intellectual property rights. Although it is not possible to predict with certainty the outcome of these legal actions or the range of probable loss, we believe that these legal actions will not individually or in the aggregate have a material impact on our consolidated financial position, liquidity or results of operations.

On August 24, 2006, Caterpillar announced the settlement of all current and pending litigation between Navistar International Corporation (Navistar), the parent company of International Truck and Engine Corporation, and Caterpillar. As part of the litigation settlement, Caterpillar received an up-front cash payment and a three-year promissory note from Navistar. Based on Caterpillar’s receivable balances related to the Navistar litigation at the time of settlement, the settlement resulted in a pre-tax charge to Caterpillar of approximately $70 million in the third quarter.

On September 29, 2004, Kruse Technology Partnership (Kruse) filed a lawsuit against Caterpillar in the United States District Court for the Central District of California alleging that certain Caterpillar engines built from October 2002 to the present infringe upon certain claims of three of Kruse's patents on engine fuel injection timing and combustion strategies. Kruse seeks monetary damages, injunctive relief and a finding that the alleged infringement by Caterpillar was willful. Caterpillar denies Kruse's allegations, believes they are without merit, and has filed a counterclaim seeking a declaration from the court that Caterpillar is not infringing upon Kruse's patents and that the patents are invalid and unenforceable. The counterclaim filed by Caterpillar is pending and no trial date is currently scheduled. In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

In November 2004, the U.S. Environmental Protection Agency (EPA) alleged that Caterpillar had constructed a facility in Emporia, Kansas that failed to comply with Section 112(g)(2)(B) of the federal Clean Air Act. Caterpillar sold the Emporia, Kansas facility in December 2002. This matter has now been settled and terminated by Consent Decree, entered on June 12, 2006, in the United States District Court for the District of Kansas, and Caterpillar’s payment of a civil penalty of $300,000 on June 14, 2006. Accordingly, in the opinion of our management, this matter is closed and did not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

On June 26, 2006, the UK Environment Agency filed a claim against Caterpillar Logistics Services (UK) Ltd. (CLS) before the Leicester & Rutland Magistrates Court in Leicestershire, UK. The complaint alleged that CLS failed to follow UK regulations in connection with the handling and disposal of special waste (primarily batteries) from January through September 2005. On August 17, 2006, CLS was fined £7,763 (approximately $15,000), thereby concluding the matter.

The Internal Revenue Service (IRS) completed its field examination of our 1995 through 1999 U.S. tax returns during the second quarter of 2005. In connection with this examination, we received notices of certain adjustments proposed by the IRS, primarily related to foreign sales corporation commissions, foreign tax credit calculations and research and development credits. We disagree with these proposed adjustments and are continuing to work toward resolution through applicable IRS procedures. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

The World Trade Organization (WTO) previously found that the transitional and grandfathering provisions for extraterritorial income exclusion (ETI), under the American Jobs Creation Act of 2004, did not satisfy the United States' obligation to "withdraw" prohibited export subsidies. The WTO result allowed the European Union to impose already authorized sanctions on certain U.S. origin goods beginning May 16, 2006. The Tax Increase Prevention and Reconciliation Act of 2005, signed by President Bush on May 17, 2006, repealed the grandfathering provisions for ETI. In response, the European Union Trade Commissioner announced the cancellation of sanctions ending the dispute. We were not materially impacted by this resolution.

24.	Segment information

A.	Basis for segment information

Caterpillar is organized based on a decentralized structure that has established accountabilities to continually improve business focus and increase our ability to react quickly to changes in both the global business cycle and competitors' actions. Our current structure uses a product, geographic matrix organization comprised of multiple profit center and service center divisions.

Caterpillar is a highly integrated company. The majority of our profit centers are product focused. They are primarily responsible for the design, manufacture and ongoing support of their products. However, some of these product focused profit centers also have marketing responsibilities. We also have geographically-based profit centers that are focused primarily on marketing. However, one of these profit centers also has some manufacturing responsibilities. One of our profit centers provides various financial services to our customers and dealers. The service center divisions perform corporate functions and provide centralized services.

We have developed an internal measurement system to evaluate performance and to drive continuous improvement. This measurement system, which is not based on generally accepted accounting principles (GAAP), is intended to motivate desired behavior of employees and drive performance. It is not intended to measure a division's contribution to enterprise results. The sales and cost information used for internal purposes varies significantly from our consolidated externally reported information, resulting in substantial reconciling items. Each division has specific performance targets and is evaluated and compensated based on achieving those targets. Performance targets differ from division to division; therefore, meaningful comparisons cannot be made among the profit or service center divisions. It is the comparison of actual results to budgeted results that makes our internal reporting valuable to management. Consequently, we feel that the financial information required by Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" has limited value for our external readers.

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose financial results for our three principal lines of business (Machinery, Engines and Financial Products) in our Management's Discussion and Analysis beginning on page A-40.

B.	Description of segments

The profit center divisions meet the SFAS 131 definition of "operating segments;" however, the service center divisions do not. The following is a brief description of our nine reportable segments and the business activities included in the “All Other” category.

Asia/Pacific Marketing: Primarily responsible for marketing machinery through dealers in Australia, Asia (excluding Japan) and the Pacific Rim.

Construction & Mining Products: Primarily responsible for the design, manufacture and ongoing support of medium and large machinery used in a variety of construction and mining applications. This reportable segment represents the aggregation of three profit centers, Mining and Construction Equipment Division, Track-Type Tractors Division and Wheel Loaders and Excavators Division.

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

All Other: Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; logistics services for Caterpillar and other companies; remanufacturing of Caterpillar engines and components and remanufacturing services for other companies; design, manufacture and ongoing support for reciprocating engines used in industrial applications; design, manufacture, marketing and ongoing support of turbines; regional manufacturing of construction and mining machinery and components in Europe, Asia and Australia; design, manufacture and ongoing support of building construction, paving and forestry machinery and related components and control systems; and rail-related products and services.

C.	Segment measurement and reconciliations

Please refer to Table V on pages A-34 to A-36 for financial information regarding our segments. There are several accounting differences between our segment reporting and our external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. In 2006, we began charging business segments certain costs that previously were reconciling items. No individual segment was materially impacted as a result of the changes. In addition, we made several organizational changes that impacted our segment reporting. The information for 2005 and 2004 has been reclassified to conform to the 2006 presentation.

The following is a list of the more significant accounting differences:

•  Generally, liabilities are managed at the corporate level and are not included in segment operations. Segment accountable assets generally include inventories, receivables and property, plant and equipment.

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

Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table V on pages A-34 to A-36 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

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

TABLE V—Segment Information (Millions of dollars)

Business Segments	Machinery and Engines										Financing
	Asia/ Pacific Marketing	Construction & Mining Products	EAME Marketing	Electric Power	Large Power Products	Latin America	North America Marketing	Power Systems Marketing	All Other	Total	& Insurance Services	Consolidated Total

2006
External sales and revenues	$2,683	$(52)	$5,282	$2,569	$(172)	$2,796	$11,801	$5,564	$8,140	$38,611	$3,359	$41,970
Inter-segment sales and revenues	(1)	11,332	5	228	8,517	1,921	317	27	17,101	39,447	1	39,448

Total sales and revenues	$2,682	$11,280	$5,287	$2,797	$8,345	$4,717	$12,118	$5,591	$25,241	$78,058	$3,360	$81,418

Depreciation and amortization	$2	$103	$1	$21	$162	$46	$1	$9	$460	$805	$642	$1,447
Imputed interest expense	$8	$51	$6	$19	$54	$29	$4	$2	$284	$457	$1,044	$1,501
Accountable profit (loss)	$80	$1,617	$170	$177	$724	$367	$363	$141	$2,307	$5,946	$718	$6,664
Accountable assets at December 31	$352	$1,844	$285	$682	$2,041	$941	$(196)	$131	$10,573	$16,653	$28,406	$45,059
Capital expenditures	$3	$233	$1	$39	$277	$56	$5	$4	$666	$1,284	$1,183	$2,467

2005
External sales and revenues	$2,462	$3	$4,397	$2,136	$(128)	$2,275	$10,988	$4,696	$6,980	$33,809	$2,867	$36,676
Inter-segment sales and revenues	3	9,925	5	188	7,259	1,670	385	27	15,160	34,622	1	34,623

Total sales and revenues	$2,465	$9,928	$4,402	$2,324	$7,131	$3,945	$11,373	$4,723	$22,140	$68,431	$2,868	$71,299

Depreciation and amortization	$2	$89	$1	$18	$154	$44	$2	$8	$377	$695	$646	$1,341
Imputed interest expense	$7	$44	$3	$18	$48	$26	$4	$3	$248	$401	$798	$1,199
Accountable profit (loss)	$94	$1,452	$71	$109	$464	$202	$278	$116	$1,863	$4,649	$566	$5,215
Accountable assets at December 31	$257	$1,579	$93	$595	$1,675	$878	$31	$47	$8,598	$13,753	$26,815	$40,568
Capital expenditures	$2	$172	$1	$27	$186	$51	$5	$5	$529	$978	$1,232	$2,210

2004
External sales and revenues	$2,105	$(46)	$3,848	$1,764	$(79)	$1,728	$8,881	$3,953	$5,969	$28,123	$2,439	$30,562
Inter-segment sales and revenues	-	7,562	6	141	6,208	1,260	322	46	12,451	27,996	1	27,997

Total sales and revenues	$2,105	$7,516	$3,854	$1,905	$6,129	$2,988	$9,203	$3,999	$18,420	$56,119	$2,440	$58,559

Depreciation and amortization	$1	$82	$1	$35	$157	$46	$1	$(6)	$364	$681	$604	$1,285
Imputed interest expense	$9	$34	$3	$17	$50	$20	$1	$4	$213	$351	$543	$894
Accountable profit (loss)	$137	$846	$83	$(40)	$190	$250	$395	$16	$1,285	$3,162	$460	$3,622
Accountable assets at December 31	$258	$1,352	$94	$622	$1,586	$775	$(61)	$133	$8,089	$12,848	$24,450	$37,298
Capital expenditures	$-	$113	$-	$19	$108	$41	$6	$-	$444	$731	$1,327	$2,058

Reconciliations:
Sales & Revenues	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total

2006:
Total external sales and revenues from business segments	$38,611	$3,359	$—	$41,970
Other	258	(245)	(466)[1]	(453)

Total sales and revenues	$38,869	$3,114	$(466)	$41,517

2005:
Total external sales and revenues from business segments	$33,809	$2,867	$—	$36,676
Other	197	(217)	(317)[1]	(337)

Total sales and revenues	$34,006	$2,650	$(317)	$36,339

2004:
Total external sales and revenues from business segments	$28,123	$2,439	$—	$30,562
Other	213	(270)	(199)[1]	(256)

Total sales and revenues	$28,336	$2,169	$(199)	$30,306

[1]	Elimination of Financial Products revenues from Machinery and Engines.

Reconciliations:
Profit before taxes	Machinery and Engines	Financing & Insurance Services	Consolidated Total

2006:
Total accountable profit from business segments	$5,946	$718	$6,664
Corporate costs	(888)	—	(888)
Timing	(114)	—	(114)
Methodology differences:
Inventory/cost of sales	(60)	—	(60)
Postretirement benefit expense	(331)	—	(331)
Financing costs	(131)	—	(131)
Equity in profit of unconsolidated affiliated companies	(79)	(2)	(81)
Currency	15	—	15
Legal disputes	(77)	—	(77)
Other methodology differences	(67)	29	(38)
Other	(98)	—	(98)

Total profit before taxes	$4,116	$745	$4,861

2005:
Total accountable profit from business segments	$4,649	$566	$5,215
Corporate costs	(728)	—	(728)
Timing	(66)	—	(66)
Methodology differences:
Inventory/cost of sales	14	—	14
Postretirement benefit expense	(386)	—	(386)
Financing costs	(14)	—	(14)
Equity in profit of unconsolidated affiliated companies	(64)	(9)	(73)
Currency	(21)	—	(21)
Other methodology differences	(14)	23	9
Other	(49)	—	(49)

Total profit before taxes	$3,321	$580	$3,901

2004:
Total accountable profit from business segments	$3,162	$460	$3,622
Corporate costs	(601)	—	(601)
Timing	30	—	30
Methodology differences:
Inventory/cost of sales	(62)	—	(62)
Postretirement benefit expense	(270)	—	(270)
Financing costs	52	—	52
Equity in profit of unconsolidated affiliated companies	(56)	(3)	(59)
Currency	35	—	35
Other methodology differences	(52)	48	(4)
Other	(36)	—	(36)

Total profit before taxes	$2,202	$505	$2,707

Reconciliations:
Assets	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total

2006:
Total accountable assets from business segments	$16,653	$28,406	$—	$45,059
Items not included in segment assets:
Cash and short-term investments	319	211	—	530
Intercompany receivables	205	85	(290)	—
Trade and other receivables	324	—	—	324
Investments in unconsolidated affiliated companies	439	—	(9)	430
Investment in Financial Products	3,513	—	(3,513)	—
Deferred income taxes and prepaids	3,167	116	(327)	2,956
Intangible assets and other assets	1,283	(1)	—	1,282
Service center assets	1,008	—	—	1,008
Liabilities included in segment assets	1,767	21	—	1,788
Inventory methodology differences	(2,503)	—	—	(2,503)
Other	250	(245)	—	5

Total assets	$26,425	$28,593	$(4,139)	$50,879

2005:
Total accountable assets from business segments	$13,753	$26,815	$—	$40,568
Items not included in segment assets:
Cash and short-term investments	951	157	—	1,108
Intercompany receivables	310	67	(377)	—
Trade and other receivables	332	—	—	332
Investments in unconsolidated affiliated companies	407	—	—	407
Investment in Financial Products	3,253	—	(3,253)	—
Deferred income taxes and prepaids	3,282	100	(340)	3,042
Intangible assets and other assets	1,692	—	—	1,692
Service center assets	892	—	—	892
Liabilities included in segment assets	1,242	14	—	1,256
Inventory methodology differences	(2,300)	—	—	(2,300)
Other	173	(101)	—	72

Total assets	$23,987	$27,052	$(3,970)	$47,069

2004:
Total accountable assets from business segments	$12,848	$24,450	$—	$37,298
Items not included in segment assets:
Cash and short-term investments	270	175	—	445
Intercompany receivables	443	18	(461)	—
Trade and other receivables	547	—	—	547
Investments in unconsolidated affiliated companies	367	—	(1)	366
Investment in Financial Products	3,012	—	(3,012)	—
Deferred income taxes and prepaids	2,477	92	(317)	2,252
Intangible assets and other assets	2,158	—	—	2,158
Service center assets	890	—	—	890
Liabilities included in segment assets	1,346	—	—	1,346
Inventory methodology differences	(2,235)	—	—	(2,235)
Other	146	(123)	5	28

Total assets	$22,269	$24,612	$(3,786)	$43,095

Enterprise-wide Disclosures:

External sales and revenues from products and services:
	2006	2005	2004

Machinery	$26,062	$22,931	$18,844
Engines	12,807	11,075	9,492
Financial Products	2,648	2,333	1,970

Total consolidated	$41,517	$36,339	$30,306

Information about Geographic Areas:
				Net property, plant and equipment

	External Sales & Revenues [1]			December 31,

	2006	2005	2004	2006		2005		2004

Inside United States	$19,636	$17,348	$14,198	$5,424		$4,725		$4,424
Outside United States	21,881	18,991	16,108	3,427	[2]	3,263	[2]	3,258	[2]

Total	$41,517	$36,339	$30,306	$8,851		$7,988		$7,682

[1]	Sales of machinery and engines are based on dealer or customer location. Revenues from services provided are based on where service is rendered.
[2]	Amount includes $725 million, $692 million and $681 million of net property, plant and equipment located in the United Kingdom as of December 31, 2006, 2005 and 2004, respectively.

25.	Alliances and Acquisitions

Large Components Business of Royal Oak Industries, Inc.
In August 2006, we acquired the large components business of Royal Oak Industries, Inc. (Royal Oak), a supplier to our engines business, for $97 million, consisting of $92 million at closing and $5 million plus accrued interest to be paid in 2009. The business acquired provides machining of engine cylinder blocks, heads, manifolds and bearing caps. This acquisition expands our machining operations in our engine manufacturing business.

The transaction was financed with available cash and commercial paper borrowings. Net tangible assets acquired of $58 million, consisting of property, plant and equipment, accounts receivable and inventory, were recorded at their fair values. No intangible assets were acquired. Goodwill of $39 million, deductible for income tax purposes, represents the excess of cost over the fair value of the acquired net tangible assets. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “Large Power Products” segment. Assuming this transaction had been made at January 1, 2006, the consolidated pro forma results for the year would not be materially different from reported results.

Progress Rail Services, Inc.
In June 2006, Caterpillar acquired 100 percent of the equity in Progress Rail Services, Inc. (Progress Rail) for approximately $1 billion, including the assumption of $200 million in debt. A privately held company based in Albertville, Alabama, Progress Rail is a leading provider of remanufactured locomotive, railcar and track products and services to the North American railroad industry. With 2005 sales of $1.2 billion, the company has one of the most extensive rail service and supply networks in North America. It operates more than 90 facilities in 29 states in the United States, Canada and Mexico, with about 3,700 employees. Expansion into the railroad aftermarket business is a strong fit with our strategic direction and will leverage Caterpillar's remanufacturing capabilities.

The transaction was financed with available cash and commercial paper borrowings of $427 million and Caterpillar stock of $379 million (5.3 million shares). Net tangible assets acquired, recorded at their fair values, primarily were inventories of $257 million, receivables of $169 million and property, plant and equipment of $260 million. Liabilities acquired, recorded at their fair values, primarily consisted of assumed debt of $200 million, accounts payable of $148 million and net deferred tax liabilities of $115 million. Finite-lived intangible assets acquired of $223 million related primarily to customer relationships are being amortized on a straight-line basis over 20 years. Goodwill of $431 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “All Other” category. Assuming this transaction had been made at January 1, 2006, the consolidated pro forma results for the year would not be materially different from reported results.

Global Alliance with JLG Industries, Inc.
In November 2005, we entered into a global alliance agreement with JLG Industries, Inc. (JLG) to produce a full line of Caterpillar branded telehandlers. The alliance is a strategic fit for both companies and will give Caterpillar dealers and customers greater access to a quality range of Caterpillar branded telehandler products. Caterpillar will supply components to JLG and JLG will benefit by distributing through the Caterpillar dealer network and utilizing our parts distribution capabilities. Under the 20 year alliance agreement, telehandler production shifted from Caterpillar's manufacturing facility in Desford, United Kingdom to JLG's manufacturing facilities. In accordance with the alliance agreement, JLG paid Caterpillar $46 million at closing and $5 million in September 2006. The book value of assets acquired by JLG was $10 million. The resulting $41 million gain was deferred and is being recognized over the alliance agreement.

As part of the telehandler production shift, Caterpillar's Building Construction Products Division, part of Caterpillar's "All Other" category, began a strategic restructuring to better position its European manufacturing operations. This restructuring resulted in approximately $8 million in severance costs, charged to "Other operating expenses" in Statement 1. The severance costs relate to approximately 400 voluntary and involuntary employee separations.

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

The transaction was financed with available cash and commercial paper borrowings. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the "All Other" category. Net tangible assets acquired and liabilities assumed of $25 million were recorded at their fair values. Finite-lived intangible assets acquired of $43 million relate primarily to customer relationships, and are being amortized on a straight-line basis over 20 years. Goodwill of $37 million represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. Assuming this transaction had been made at January 1, 2004, the consolidated pro forma results for the year would not be materially different from reported results.

Parts and Accessories Distribution Business of MG Rover Ltd.
In August 2004, we acquired the global parts and accessories business of U.K. auto manufacturer MG Rover, a wholly owned subsidiary of Phoenix Venture Holdings Limited, for $178 million, including $169 million at closing and a $9 million promissory note. The business acquired includes the sourcing, marketing, distribution and sale of automotive service parts and accessories to MG Rover dealers, distributors, importers and other related customers worldwide.

The transaction was financed with available cash and commercial paper borrowings. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the "All Other" category. Net tangible assets acquired and liabilities assumed of $73 million were recorded at their fair values. Finite-lived intangible assets acquired of $87 million relate primarily to technology and trademark rights, which are being amortized on a straight-line basis over 8 years. Goodwill of $18 million represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. During the first quarter of 2006, we determined that the business outlook for the parts and accessories distribution business of MG Rover required a specific impairment evaluation, which resulted in a goodwill impairment charge of $18 million (see Note 12 for additional information). Assuming this transaction had been made at January 1, 2004, the consolidated pro forma results for the year would not be materially different from reported results.

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

The transaction was financed with available cash and commercial paper borrowings. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the "All Other" category. Net tangible assets acquired and liabilities assumed of $41 million were recorded at their fair values. No significant intangible assets were acquired. Assuming this transaction had been made at January 1, 2004, the consolidated pro forma results for the year would not be materially different from reported results.

26.	Selected quarterly financial results (unaudited)

	2006 Quarter

(Dollars in millions except per share data)	1st	2nd	3rd	4th

Sales and revenues	$9,392	$10,605	$10,517	$11,003
Less: Revenues	649	649	675	675

Sales	8,743	9,956	9,842	10,328
Cost of goods sold	6,552	7,416	7,610	7,971

Gross margin	2,191	2,540	2,232	2,357
Profit	$840	$1,046	$769	$882
Profit per common share	$1.25	$1.58	$1.18	$1.36
Profit per common share—diluted	$1.20	$1.52	$1.14	$1.32

	2005 Quarter

	1st	2nd	3rd	4th

Sales and revenues	$8,339	$9,360	$8,977	$9,663
Less: Revenues	550	576	585	622

Sales	7,789	8,784	8,392	9,041
Cost of goods sold	6,215	6,890	6,547	6,906

Gross margin	1,574	1,894	1,845	2,135
Profit	$581	$760	$667	$846
Profit per common share	$0.85	$1.12	$0.98	$1.26
Profit per common share—diluted	$0.81	$1.08	$0.94	$1.20

27.	Subsequent event
Shin Caterpillar Mitsubishi Ltd. (SCM)

On February 15, 2007, we signed a nonbinding memorandum of understanding with Mitsubishi Heavy Industries Ltd. (MHI) and SCM to conclude a plan that would result in a new ownership structure for SCM. The companies are in discussions with the intention of reaching definitive agreements for the plan where we would own the majority of the outstanding shares of SCM, with MHI owning the remaining shares. In conjunction with the plan, we agreed to discuss with MHI the creation of a new comprehensive joint venture agreement as well as certain definitive agreements for implementation of the plan. These definitive agreements would be subject to applicable regulatory approvals.

Acquisition of Franklin Power Products

On February 5, 2007, we acquired certain assets and assumed certain liabilities of Franklin Power Products, Inc. (FPP) and International Fuel Systems, Inc. (IFS), subsidiaries of Remy International. FPP is a remanufacturer of on-highway light and medium duty truck diesel engines and engine components. IFS provides remanufactured diesel engine components such as high-pressure fuel pumps, fuel injectors and turbochargers. The aggregate purchase price is approximately $150 million, financed with available cash and short-term borrowings. This acquisition represents a strategic expansion of our engine and engine component remanufacturing operations. We are in the process of obtaining third-party valuations of certain tangible and intangible assets, thus the allocation of the purchase price to the acquired assets and liabilities will be completed in the first quarter of 2007.

Five-year Financial Summary (Dollars in millions except per share data)

	2006	2005	2004[4]	2003[4]	2002[4]
Years ended December 31,
Sales and revenues	$41,517	$36,339	$30,306	$22,807	$20,185
Sales	$38,869	$34,006	$28,336	$21,048	$18,648
Percent inside the United States	46%	47%	46%	44%	45%
Percent outside the United States	54%	53%	54%	56%	55%
Revenues	$2,648	$2,333	$1,970	$1,759	$1,537
Profit [6]	$3,537	$2,854	$2,035	$1,099	$798
Profit per common share[1,6]	$5.37	$4.21	$2.97	$1.59	$1.16
Profit per common share—diluted [2,6]	$5.17	$4.04	$2.88	$1.56	$1.15
Dividends declared per share of common stock	$1.150	$0.955	$0.800	$0.720	$0.700
Return on average common stockholders' equity [3,5]	46.3%	35.9%	30.0%	19.0%	14.4%
Capital expenditures:
Property, plant and equipment	$1,593	$1,201	$926	$682	$728
Equipment leased to others	$1,082	$1,214	$1,188	$1,083	$1,045
Depreciation and amortization	$1,602	$1,477	$1,397	$1,347	$1,220
Research and development expenses	$1,347	$1,084	$928	$669	$656
As a percent of sales and revenues	3.2%	3.0%	3.1%	2.9%	3.3%
Wages, salaries and employee benefits	$7,512	$6,928	$6,025	$4,980	$4,360
Average number of employees	90,160	81,673	73,033	67,828	70,973

December 31,
Total assets [5]	$50,879	$47,069	$43,095	$36,711	$32,705
Long-term debt due after one year:
Consolidated	$17,680	$15,677	$15,837	$14,546	$11,774
Machinery and Engines	$3,694	$2,717	$3,663	$3,603	$3,581
Financial Products	$13,986	$12,960	$12,174	$10,943	$8,193
Total debt:
Consolidated	$27,296	$25,745	$23,525	$20,284	$17,861
Machinery and Engines	$4,277	$3,928	$3,762	$3,707	$3,903
Financial Products	$23,019	$21,817	$19,763	$16,577	$13,958

[1]	Computed on weighted-average number of shares outstanding.
[2]	Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock options and SARs, using the treasury stock method.
[3]	Represents profit divided by average stockholders' equity (beginning of year stockholders' equity plus end of year stockholders' equity divided by two).
[4]	The per share data reflects the 2005 2-for-1 stock split.
[5]	As discussed in Note 1L, in 2006 we changed the manner in which we account for postemployment benefits upon the adoption of SFAS 158.
[6]	As discussed in Note 1L, in 2006 we changed the manner in which we account for stock-based compensation upon the adoption of SFAS 123R.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW
2006 marked a fourth straight year of double-digit profit growth and the third consecutive year of record sales and profit. We reported sales and revenues of $41.517 billion and profit of $3.537 billion, or $5.17 per share, up 28 percent from a year ago. We also reported a record fourth quarter with sales and revenues of $11.003 billion and profit of $882 million, or $1.32 per share, up 10 percent from last year.

2006 was an extraordinary year for Caterpillar. It was the best ever in terms of top-line sales and revenues and profit. The commitment of our employees, dealers and suppliers allowed us to achieve these financial results.

For the year, sales and revenues increased $5.178 billion—$3.321 billion from higher sales volume, $1.464 billion from improved price realization, $315 million from higher Financial Products revenues and $78 million from the effects of currency.

2006 profit increased $683 million from 2005. The increase was largely due to improved price realization and higher sales volume, partially offset by higher core operating costs.

For the fourth quarter, sales and revenues increased $1.340 billion—$951 million from higher sales volume, $190 million from improved price realization, $146 million from the effects of currency and $53 million from higher Financial Products revenues.

Fourth-quarter profit increased $36 million from 2005. The increase was due to improved price realization and higher sales volume despite an unfavorable geographic/product mix of sales and was largely offset by higher core operating costs.

What we were able to accomplish in 2006 is a reflection of the diversity of the industries we serve, the global need for our products and services and the strength of our partnership with our dealers and suppliers. We took advantage of our financial success—including strong cash flow—to fund growth in capacity, continue aggressive new product development, complete the strategic acquisition of Progress Rail, increase the dividend rate by 20 percent and buy back more than $3 billion in stock. These actions will deliver long-term benefits for our customers, employees and stockholders.

It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 24, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Note 24 and Table V on pages A-32 to A-36 (see "Reconciliation of Machinery and Engines Sales by Geographic Region to External Sales by Marketing Segment" on page A-41). Our discussions will focus on consolidated results and our three principal lines of business, Machinery, Engines and Financial Products.

*Glossary of terms included on pages A-53 to A-54; first occurrence of terms shown in bold italics.

2006 COMPARED WITH 2005

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change

2006
Machinery	$26,062	14%	$14,215	11%	$6,223	19%	$2,544	28%	$3,080	6%
Engines[1]	12,807	16%	5,940	22%	4,064	11%	1,102	8%	1,701	13%
Financial Products[2]	2,648	14%	1,852	12%	377	11%	195	32%	224	21%

	$41,517	14%	$22,007	14%	$10,664	16%	$3,841	22%	$5,005	9%

2005
Machinery	$22,931		$12,822		$5,222		$1,982		$2,905
Engines[1]	11,075		4,887		3,658		1,022		1,508
Financial Products[2]	2,333		1,659		341		148		185

	$36,339		$19,368		$9,221		$3,152		$4,598

[1]
Does not include internal engine transfers of $2,310 million and $2,065 million in 2006 and 2005, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2]	Does not include revenues earned from Machinery and Engines of $466 million and $317 million in 2006 and 2005, respectively.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment
(Millions of dollars)	2006	2005	2004

North America Geographic Region	$20,155	$17,709	$14,521
Sales included in the Power Systems Marketing segment	(4,040)	(3,431)	(2,896)
Sales included in the Electric Power segment	(746)	(603)	(499)
Company owned dealer sales included in the All Other category	(816)	(878)	(766)
Other[1]	(2,752)	(1,809)	(1,479)

North America Marketing external sales	$11,801	$10,988	$8,881

EAME Geographic Region	$10,287	$8,860	$7,505
Sales included in the Power Systems Marketing segment	(761)	(652)	(538)
Sales included in the Electric Power segment	(1,314)	(1,104)	(910)
Other[1]	(2,930)	(2,707)	(2,209)

EAME Marketing external sales	$5,282	$4,397	$3,848

Latin America Geographic Region	$3,646	$3,024	$2,372
Sales included in the Power Systems Marketing segment	(195)	(145)	(153)
Sales included in the Electric Power segment	(59)	(25)	(19)
Other[1]	(596)	(579)	(472)

Latin America Marketing external sales	$2,796	$2,275	$1,728

Asia/Pacific Geographic Region	$4,781	$4,413	$3,938
Sales included in the Power Systems Marketing segment	(568)	(468)	(366)
Sales included in the Electric Power segment	(450)	(404)	(336)
Other[1]	(1,080)	(1,079)	(1,131)

Asia/Pacific Marketing external sales	$2,683	$2,462	$2,105

[1]	Mostly represents external sales of the All Other category.

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2005 (at left) and 2006 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar. The bar entitled Machinery Volume includes Progress Rail sales. Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.

Sales and revenues for 2006 were $41.517 billion, up $5.178 billion, or 14 percent, from 2005. Machinery volume was up $2.081 billion, Engines volume was up $1.240 billion, price realization improved $1.464 billion and Financial Products revenues increased $315 million. In addition, currency had a positive impact on sales of $78 million.

Machinery Sales

Sales of $26.062 billion were an increase of $3.131 billion, or 14 percent, from 2005.

▪	Sales volume increased $2.081 billion and increased in all geographic regions.

▪	Price realization increased $996 million.

▪	Currency benefited sales by $54 million.

▪
The acquisition of Progress Rail added $766 million to sales volume in North America. Excluding Progress Rail, North America experienced stronger growth in the first half, which was partially offset by the effects of higher interest rates and lower housing starts that caused sales volume to weaken during the second half of the year.

▪	Outside North America, economic conditions improved as Europe turned in its best economic growth since 2000. Construction and mining were strong in all regions.

▪	Dealers increased inventories in 2006, although at a slower rate than in 2005, to support higher deliveries. Dealer inventories in months of supply were about even with 2005.

North America - Sales increased $1.393 billion, or 11 percent.

▪	Sales volume increased $771 million, primarily due to Progress Rail.

▪	Price realization increased $622 million.

▪
Housing starts in the United States dropped sharply in the second half, causing lower sales of machines used in that sector. While lower mortgage rates revived new home sales late in the year, builders continued to cut starts in order to reduce inventories of unsold homes.

▪
The significant increase in short-term interest rates over the past two years somewhat reduced the incentives for users to replace machines currently operating in their fleets. As a result, trends in dealer deliveries moderated in some still-growing applications such as nonresidential construction. Dealers also added fewer machines to rental fleets. Those developments were more pronounced in the second half.

▪
Coal mines increased production to a record high in the second quarter but reduced output in the second half of the year. Electric utilities cut coal consumption, and coal stocks increased to cause a decline in spot prices. Lower coal prices and some reported delays in securing mine permits caused a decline in dealer-reported deliveries to coal mines.

▪
Metals mines increased exploration spending 38 percent in 2006 in response to favorable metals prices, and highway contracts awarded, net of inflation, increased 7 percent. As a result, dealer-reported deliveries of machines in metal mining and highway applications increased.

▪
Dealer-reported inventories declined slightly in the last half of 2006, reversing the pattern of the past three years. However, dealer inventories in months of supply ended the year higher than at the end of 2005.

EAME - Sales increased $1.001 billion, or 19 percent.

▪	Sales volume increased $884 million.

▪	Price realization increased $102 million.

▪	Currency benefited sales by $15 million.

▪
Volume improved in Europe, Africa/Middle East and the Commonwealth of Independent States (CIS). Dealers reported higher deliveries and increased their inventories to support that growth. Reported inventories in months of supply were lower than at the end of 2005.

▪	Sales in the CIS increased for the sixth consecutive year, reaching a record high.

▪
Sales in Europe benefited from better economic growth in the Euro-zone economies and a recovery in construction. Higher home prices and readily available credit led to an increase in building permits. Sales increased in the central European countries in response to rapid growth in construction.

▪
Sales increased significantly in Africa/Middle East for the third consecutive year. High energy and metals prices have driven increased investment in those industries and contributed to construction booms. Construction increased more than 10 percent in both Turkey and South Africa.

Latin America - Sales increased $562 million, or 28 percent.

▪	Sales volume increased $365 million.

▪	Price realization increased $165 million.

▪	Currency benefited sales by $32 million.

▪	Dealers reported higher deliveries to end users and increased inventories to support that growth. Reported inventories in months of supply were lower than a year earlier.

▪	Sales increased in most countries in the region, the result of higher commodity prices, increased mine production and rapid growth in construction.

▪	Interest rates in Brazil declined 475 basis points during the year, reaching the lowest levels in at least 20 years. Lower rates helped improve the economy, leading to an increase in sales.

Asia/Pacific - Sales increased $175 million, or 6 percent.

▪	Sales volume increased $61 million.

▪	Price realization increased $107 million.

▪	Currency benefited sales by $7 million.

▪	Dealers reported increased deliveries but reduced their inventories. As a result, inventories in months of supply were well below a year earlier.

▪	The largest sales gain occurred in China, the result of significant increases in construction and mining.

▪	Sales also increased sharply in Australia, benefiting from an increase in construction spending. While mine production declined, exploration expenditures increased 26 percent.

▪	Sales in India continued to grow for the fifth consecutive year due to increases in construction and mining.

▪	Sales in Indonesia were down significantly in 2006, although the rate of decline diminished as the year progressed.

Engines Sales

Sales of $12.807 billion were an increase of $1.732 billion, or 16 percent, from 2005.

▪	Sales volume increased $1.240 billion.

▪	Price realization increased $468 million.

▪	Currency impact benefited sales by $24 million.

▪	Worldwide, and for most geographic regions and industries, dealer-reported inventories were up. Inventories in months of supply decreased slightly.

▪
Sales benefited particularly from widespread strength in petroleum applications for reciprocating engines, turbines and turbine-related services as strong demand and limited reserve capacity drove continued industry investment.

North America - Sales increased $1.053 billion, or 22 percent.

▪	Sales volume increased $841 million.

▪	Price realization increased $212 million.

▪
Sales for petroleum applications increased 44 percent with continued strong demand for reciprocating engines for drilling and compression as well as turbines and turbine-related services for pipelines.

▪	Sales for on-highway truck applications increased 16 percent as industry demand strengthened in advance of the 2007 emissions change.

▪	Sales for electric power applications increased 13 percent supported by technology applications and nonresidential construction.

▪	Sales for industrial applications increased 22 percent with widespread strong demand for various types of industrial Original Equipment Manufacturer (OEM) equipment.

▪	Sales for marine applications remained about flat with increased workboat sales mostly offset by reduced pleasure craft demand.

EAME - Sales increased $406 million, or 11 percent.

▪	Sales volume increased $237 million.

▪	Price realization increased $149 million.

▪	Currency impact benefited sales by $20 million.

▪	Sales for electric power applications increased 8 percent supported by developing region demand from high commodity prices.

▪	Sales for marine applications increased 21 percent with continued strength in shipbuilding.

▪	Sales for petroleum applications increased 16 percent, primarily from turbine demand for oil production and gas transmission.

▪	Sales for industrial applications remained about flat.

Latin America - Sales increased $80 million, or 8 percent.

▪	Sales volume increased $46 million.

▪	Price realization increased $34 million.

▪	Sales for electric power engines increased 25 percent from growth in commercial development and increased investment in standby generator sets to support business operations.

▪	Sales for petroleum engines declined 10 percent with all of the decline driven by nonrecurring projects to support increased oil production.

▪	Sales for industrial engines increased 55 percent with increased demand for agricultural equipment.

▪	Sales for on-highway truck engines increased 30 percent with continued increased demand for trucks and strong market acceptance of Caterpillar engines.

▪	Sales for marine engines increased 50 percent from ongoing strength in workboat demand.

Asia/Pacific - Sales increased $193 million, or 13 percent.

▪	Sales volume increased $116 million.

▪	Price realization increased $73 million.

▪	Currency impact benefited sales by $4 million.

▪	Sales for petroleum applications increased 22 percent with continued growth in demand for drill rigs as well as turbines and turbine-related services in Southeast Asia.

▪	Sales for electric power applications increased 10 percent from demand for manufacturing support.

▪	Sales for marine applications increased 15 percent with continued growth in demand for oceangoing and workboat vessels.

▪	Sales for industrial applications increased 6 percent with increased demand for various types of industrial OEM equipment.

Financial Products

Revenues of $2.648 billion were an increase of $315 million, or 14 percent, from 2005.

▪	Growth in average earning assets increased revenues $178 million.

▪	The impact of higher interest rates on new and existing finance receivables at Cat Financial added $123 million.

▪	There was a $14 million increase in other revenues, primarily due to an increase in earned premiums at Cat Insurance.

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2005 (at left) and 2006 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees. The bar entitled Consolidating Adjustments/M&E Other Operating Expense includes the operating profit impact of Progress Rail.

Operating Profit
Operating profit in 2006 improved $1.137 billion, or 30 percent from last year, driven by higher price realization and sales volume, partially offset by higher core operating costs.

Core operating costs rose $1.261 billion from 2005. Of this increase, $650 million was attributable to higher manufacturing costs. Manufacturing costs include both period and variable costs associated with building our products. The increase in manufacturing costs was split about evenly between period costs and variable costs. The increase in period manufacturing costs was primarily attributable to costs to support increased volume. This includes capacity increases, machine tool repair and maintenance, facility support and growth of our Logistics business. The increase in variable manufacturing costs was due to variable inefficiencies and higher material costs. Non-manufacturing core operating costs were up $611 million as a result of higher Selling, General and Administrative (SG&A) and Research and Development (R&D) expenses to support significant new product programs as well as order fulfillment/velocity initiatives. 2006 SG&A expense includes approximately $70 million related to a settlement of various legal disputes with Navistar.

Operating Profit by Principal Line of Business
(Millions of dollars)	2006	2005	$ Change	% Change

Machinery[1]	$3,027	$2,431	$596	25%
Engines[1]	1,630	1,071	559	52%
Financial Products	670	531	139	26%
Consolidating Adjustments	(406)	(249)	(157)

Consolidated Operating Profit	$4,921	$3,784	$1,137	30%

[1]	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

▪
Machinery operating profit of $3.027 billion was up $596 million, or 25 percent, from 2005. The favorable impact of improved price realization and higher sales volume was largely offset by higher core operating costs.

▪
Engines operating profit of $1.630 billion was up $559 million, or 52 percent, from 2005. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs, which included expense related to a settlement of various legal disputes with Navistar.

▪
Financial Products operating profit of $670 million was up $139 million, or 26 percent, from 2005. The increase was primarily due to $86 million from continued growth of average earning assets and a $77 million impact from improved net yield on average earning assets at Cat Financial.

OTHER PROFIT/LOSS ITEMS

▪	Other income/expense was income of $214 million compared with income of $377 million in 2005. The decrease was primarily due to the unfavorable impact of currency.

▪
The provision for income taxes in 2006 reflects an annual tax rate of 29 percent compared to 29.5 percent in 2005 (excluding discrete items discussed below). The decrease is primarily due to a change in our geographic mix of profits and increased benefits recognized for the research and development credit and domestic production activities deduction more than offsetting the impact of the phase-out provision of the American Jobs Creation Act permitting only 60 percent of Extraterritorial Income Exclusion (ETI) benefits in 2006.

The provision for income taxes for 2006 also includes a discrete benefit of $5 million for net changes in tax reserves. Favorable settlement of a non-U.S. tax issue resulted in a $25 million decrease in reserves. This was partially offset by a $20 million increase in tax reserves for an expected IRS assessment, related to transfer pricing adjustments for tax years 1992 to 1994, which we plan to continue to dispute. The provision for income taxes for 2005 included a $31 million discrete benefit.

Supplemental Information
(Millions of dollars)	2006	2005	2004

Identifiable Assets:
Machinery	$16,364	$14,877	$13,717
Engines	10,061	9,110	8,552
Financial Products	28,593	27,052	24,612
Consolidating Adjustments	(4,139)	(3,970)	(3,786)

Total	$50,879	$47,069	$43,095

Capital Expenditures:
Machinery	$906	$685	$546
Engines	617	426	297
Financial Products	1,152	1,304	1,271

Total	$2,675	$2,415	$2,114

Depreciation and Amortization:
Machinery	$550	$476	$442
Engines	393	359	353
Financial Products	659	642	602

Total	$1,602	$1,477	$1,397

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business financial data.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," (SFAS 123R) using the modified prospective transition method. The modified prospective transition method requires compensation expense to be recognized in the financial statements for all awards granted after the date of adoption as well as for the unvested portion of previously granted awards outstanding as of the date of adoption. Prior to the date of adoption of SFAS 123R, we used the intrinsic-value based method, as described in Accounting Principles Board No. 25, to account for stock options and no compensation expense was recognized in association with our stock awards. Pro forma profit and profit per share as if we had applied the fair value method were previously disclosed in the footnotes in accordance with SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosures.”

In anticipation of the adoption of SFAS 123R, we did not modify the terms of any previously granted options. Our stock incentive plans provide for the granting of nonqualified options and stock-settled stock appreciation rights (SARs) to officers, directors and key employees of the company. Options granted prior to 2004 vested at the rate of one-third per year over the three-year period following the date of grant. In anticipation of delaying vesting until three years after the grant date for future grants, the 2004 grant was vested on December 31, 2004. In order to better align our employee stock option program with the overall market, the number of options granted in 2005 was significantly reduced from the previous year. In response to this decrease, we elected to immediately vest the 2005 grant. To further align our stock award program with the overall market, we adjusted our 2006 grant by reducing the overall number of employee awards granted in the first quarter of 2006 and utilizing a mix of SARs and option awards. The 2006 grant is generally exercisable three years after the date of grant. At grant, all awards have a term life of ten years. Upon retirement, the term life is reduced to a maximum of five remaining years.

We use a lattice-based option-pricing model to estimate the fair value of options and SARs granted. The adoption of SFAS 123R reduced operating profit for the year ended December 31, 2006 by $137 million and reduced profit after-tax by $92 million ($.14 per share basic and $.09 per share diluted). At December 31, 2006, $102 million of expense with respect to unvested stock-based awards has yet to be recognized and will be expensed over a weighted-average period of approximately 2.2 years.

As a result of our vesting decisions discussed above, a full complement of expense related to stock-based compensation will not be recognized in our results of operations until 2009. Based on the same assumptions used to value our 2006 compensation expense, we estimate our pretax expense associated with our stock-based compensation plans will range from approximately $170 million in 2007 to approximately $220 million in 2009.

Progress Rail Services, Inc.

On June 19, 2006, Caterpillar acquired 100 percent of the equity in Progress Rail Services, Inc. (Progress Rail) for approximately $1 billion, including the assumption of $200 million in debt. A privately held company based in Albertville, Alabama, Progress Rail is a leading provider of remanufactured locomotive, railcar and track products and services to the North American railroad industry. With 2005 sales of $1.2 billion, the company has one of the most extensive rail service and supply networks in North America. It operates more than 90 facilities in 29 states in the United States, Canada and Mexico, with about 3,700 employees. Expansion into the railroad aftermarket business is a strong fit with our strategic direction and will leverage Caterpillar's remanufacturing capabilities.

The transaction was financed with available cash and commercial paper borrowings of $427 million and Caterpillar stock of $379 million (5.3 million shares). Net tangible assets acquired, recorded at their fair values, primarily were inventories of $257 million, receivables of $169 million and property, plant and equipment of $260 million. Liabilities acquired, recorded at their fair values, primarily consisted of assumed debt of $200 million, accounts payable of $148 million and net deferred tax liabilities of $115 million. Finite-lived intangible assets acquired of $223 million related primarily to customer relationships are being amortized on a straight-line basis over 20 years. Goodwill of $431 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “All Other” category. Assuming this transaction had been made at January 1, 2006, the consolidated pro forma results would not be materially different from reported results.

FOURTH QUARTER 2006 COMPARED WITH FOURTH QUARTER 2005

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change

Fourth Quarter 2006
Machinery	$6,603	13%	$3,353	(1%)	$1,753	42%	$645	39%	$852	9%
Engines[1]	3,725	17%	1,650	42%	1,193	4%	384	(1%)	498	3%
Financial Products[2]	675	9%	468	5%	97	14%	53	23%	57	21%

	$11,003	14%	$5,471	10%	$3,043	23%	$1,082	21%	$1,407	7%

Fourth Quarter 2005
Machinery	$5,857		$3,375		$1,238		$465		$779
Engines[1]	3,184		1,162		1,150		387		485
Financial Products[2]	622		447		85		43		47

	$9,663		$4,984		$2,473		$895		$1,311

[1]
Does not include internal engine transfers of $577 million and $512 million in fourth quarter 2006 and 2005, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2]	Does not include revenues earned from Machinery and Engines of $124 million and $93 million in forth quarter 2006 and 2005, respectively.

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between fourth quarter 2005 (at left) and fourth quarter 2006 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar. The bar entitled Machinery Volume includes Progress Rail sales. Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.

Sales and revenues for fourth quarter 2006 were $11.003 billion, up $1.340 billion, or 14 percent, from fourth quarter 2005. Machinery volume was up $628 million, Engines volume was up $323 million, price realization improved $190 million and currency had a positive impact on sales of $146 million. In addition, Financial Products revenues increased $53 million.

Machinery Sales

Sales of $6.603 billion were an increase of $746 million, or 13 percent, from fourth quarter 2005.

▪	Sales volume increased $628 million, of which $328 million was from the acquisition of Progress Rail.

▪	Price realization increased $30 million.

▪	Currency benefited sales $88 million.

▪	Sales volume declined in North America and increased outside North America.

▪	The decline in North America resulted from lower reported dealer deliveries into most construction applications and a much smaller inventory build than in 2005.

▪
Sales volume growth in EAME more than offset the decline in North America. The Euro-zone economic recovery and continuing economic booms in both Africa/Middle East and the CIS led to significant sales growth in all three regions.

▪	Sales volume increased in both Latin America and Asia/Pacific, the result of good growth in both construction and mining.

▪	Dealer reported inventories in months of supply were about even with fourth quarter 2005.

North America - Sales decreased $22 million, or 1 percent.

▪	Sales volume decreased $26 million.

▪	Price realization increased $4 million.

▪	The acquisition of Progress Rail added $328 million in sales volume.

▪
Lower machine volume resulted from a decline in dealer-reported deliveries to end users, a much lower dealer inventory build than 2005 and some shipment delays associated with new product introductions.

▪	Fourth-quarter housing starts in the United States were 24 percent lower than fourth quarter 2005, which caused significant declines in sales of machines used in housing construction.

▪	Interest rates averaged higher than 2005, which reduced incentives for users to replace machines. Dealers also added fewer machines to rental fleets.

▪	A sharp drop in spot coal prices and slower growth in mine production caused coal mining companies to cut back on machine purchases.

▪
Metals mining remained a source of strength, the combination of sharply higher metals prices and increased investment in the United States. Metals mining also rebounded in Canada in the fourth quarter.

▪	Inventories in months of supply ended the year higher than a year earlier.

EAME - Sales increased $515 million, or 42 percent.

▪	Sales volume increased $432 million.

▪	Price realization increased $6 million.

▪	Currency benefited sales by $77 million.

▪
Sales volume gains occurred in Europe, Africa/Middle East and the CIS. Dealers reported higher deliveries to end users and increased their inventories to support that growth. Reported inventories in months of supply were lower than at the end of 2005.

▪
Construction activity in Europe increased about 5 percent, the result of better economic growth, higher home prices, increased office rents and favorable financing conditions. Good sales growth occurred in most countries.

▪
Africa/Middle East is experiencing the best economic growth since the early 1970s. High oil prices have led to construction booms in the Middle East, and African countries are benefiting from increased commodity prices, growth in exports and more capital inflows.

▪	Sales nearly doubled in the CIS. Russia is now the world’s largest oil producer and has also increased production of metals.

Latin America - Sales increased $180 million, or 39 percent.

▪	Sales volume increased $165 million.

▪	Price realization increased $13 million.

▪	Currency benefited sales by $2 million.

▪	Most economies were healthy as the year ended, the result of high commodity prices, increased exports and large foreign exchange reserves.

▪
Sales volume growth in the quarter resulted from a large increase in dealer-reported inventories. Much of that increase was in larger machines, which are not typically inventoried, and reflects the transit time needed to move machines to customers. However, inventories in months of supply were lower than a year earlier.

Asia/Pacific - Sales increased $73 million, or 9 percent.

▪	Sales volume increased $57 million.

▪	Price realization increased $7 million.

▪	Currency benefited sales by $9 million.

▪	Sales volume growth resulted largely from a surge in dealer-reported deliveries in the quarter. Robust growth continued in Australia, China and India, and activity in Indonesia rebounded.

▪	Rapid economic growth boosted construction, and mining benefited from higher coal and metals prices.

Engines Sales

Sales of $3.725 billion were an increase of $541 million, or 17 percent, from fourth quarter 2005.

▪	Sales volume increased $323 million.

▪	Price realization increased $160 million.

▪	Currency benefited sales by $58 million.

▪	Worldwide, and for most geographic regions and industries, dealer-reported inventories were up. Inventories in months of supply decreased slightly.

North America - Sales increased $488 million, or 42 percent.

▪	Sales volume increased $411 million.

▪	Price realization increased $77 million.

▪	Sales for on-highway truck applications increased 48 percent as industry demand strengthened in advance of the 2007 emissions changes.

▪
Sales for petroleum applications increased 30 percent with continued strong demand for reciprocating engines for drilling, compression and well servicing and turbines and turbine-related services for pipelines.

▪	Sales for electric power applications increased 39 percent supported by technology applications and nonresidential construction.

▪	Sales for industrial applications increased 29 percent with widespread strong demand for various types of industrial OEM equipment.

▪	Sales for marine applications declined 6 percent due to reduced sales into pleasure craft applications.

EAME - Sales increased $43 million, or 4 percent.

▪	Sales volume decreased $52 million.

▪	Price realization increased $47 million.

▪	Currency benefited sales by $48 million.

▪	Sales for petroleum applications increased 22 percent, primarily from demand for turbines and turbine-related services in oil production and gas transmission applications.

▪	Sales for marine applications increased 30 percent with continued strength in shipbuilding.

▪	Sales for electric power applications declined 6 percent with lower demand for power plants.

▪	Sales for industrial applications increased 14 percent as industry demand strengthened in advance of 2007 emissions regulations.

Latin America - Sales declined $3 million, or 1 percent.

▪	Sales volume decreased $15 million.

▪	Price realization increased $12 million.

▪	Sales for petroleum engines declined 31 percent due to the absence of a major project to support increases in oil production.

▪	Sales for industrial engines increased due to a resurgence in demand for agricultural equipment engines.

▪	Sales for electric power engines increased 27 percent from growth in commercial development and increased investment in standby generator sets to support business operations.

Asia/Pacific - Sales increased $13 million, or 3 percent.

▪	Sales volume decreased $21 million.

▪	Price realization increased $24 million.

▪	Currency benefited sales by $10 million.

▪	Sales for electric power applications increased 35 percent from generator set demand to support manufacturing operations as well as power plant installations.

▪	Sales for marine applications increased 18 percent with continued growth in demand for oceangoing and offshore support vessels.

▪	Sales for petroleum applications declined 15 percent due to project timing of offshore applications.

Financial Products

Revenues of $675 million were an increase of $53 million, or 9 percent, from fourth quarter 2005.

▪	Growth in average earning assets increased revenues $35 million.

▪	The impact of higher interest rates on new and existing finance receivables at Cat Financial added $28 million.

▪	There was a $10 million decrease in other revenues, primarily due to a decrease in earned premiums at Cat Insurance.

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between fourth quarter 2005 (at left) and fourth quarter 2006 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees. The bar entitled Consolidating Adjustments/M&E Other Operating Expense includes the operating profit impact of Progress Rail.

Operating profit in fourth quarter 2006 improved $79 million, or 7 percent, from last year. The increase was due to improved price realization and higher sales volume despite an unfavorable geographic/product mix of sales, and was largely offset by higher core operating costs.

Core operating costs rose $322 million from fourth quarter 2005. Of this increase, $153 million was attributable to higher manufacturing costs. Manufacturing costs include both period and variable costs associated with building our products. Approximately 60 percent of the increase in manufacturing costs was attributable to variable costs with the remainder resulting from higher period manufacturing costs. The increase in variable manufacturing costs was the result of higher material costs and variable operating inefficiencies. Non-manufacturing core operating costs were up $169 million as a result of higher Selling, General and Administrative (SG&A) expenses of $96 million and higher Research and Development (R&D) expenses of $73 million to support significant new product programs as well as order fulfillment/velocity initiatives.

Other operating expense was favorably impacted due to the absence of approximately $70 million of charges in 2005, which were related to changes in our dealer distribution support software and the global telehandler alliance.

Operating Profit by Principal Line of Business
(Millions of dollars)	Fourth Quarter 2006	Fourth Quarter 2005	$ Change	% Change

Machinery[1]	$579	$644	$(65)	(10%)
Engines[1]	502	358	144	40%
Financial Products	172	142	30	21%
Consolidating Adjustments	(107)	(77)	(30)

Consolidated Operating Profit	$1,146	$1,067	$79	7%

[1]	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

▪
Machinery operating profit of $579 million was down $65 million, or 10 percent, from fourth quarter 2005. The unfavorable impact of higher core operating costs was partially offset by higher sales volume and improved price realization. The improvement in price realization included an unfavorable impact due to our geographic mix of sales, primarily the result of higher machinery sales outside North America.

▪
Engines operating profit of $502 million was up $144 million, or 40 percent, from fourth quarter 2005. The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs and an unfavorable product mix as sales of on-highway truck engines increased as a percent of total engine sales.

▪
Financial Products operating profit of $172 million was up $30 million, or 21 percent, from fourth quarter 2005.  The increase was primarily due to a $19 million impact from the continued growth of average earning assets and a $22 million impact from improved net yield on average earning assets at Cat Financial, partially offset by an increase in operating expenses.

OTHER PROFIT/LOSS ITEMS

▪
Other income/expense was income of $49 million compared with income of $99 million in fourth quarter 2005. The decrease is primarily due to the absence of a favorable reserve adjustment related to the termination of certain capital lease obligations in the fourth quarter of 2005, the unfavorable impact of currency and lower interest income.

▪
The provision for income taxes in the fourth quarter reflects an annual tax rate of 29 percent as compared to a 29.5 percent rate in 2005 (excluding discrete items discussed below). The decrease is primarily due to changes in our geographic mix of profits and increased benefits recognized for the research and development credit and domestic production activities deduction more than offsetting the impact of the phase-out provision of the American Jobs Creation Act permitting only 60 percent of Extraterritorial Income Exclusion (ETI) benefits in 2006.

A favorable adjustment of $75 million was recorded this quarter related to the first nine months of 2006 as a result of a decrease in the estimated annual tax rate from 31 to 29 percent, primarily due to changes in our geographic mix of profits as well as the impact of the recent renewal of the 2006 research and development tax credit. This compares to a favorable adjustment of $56 million in the fourth quarter of 2005 related to favorable discrete items and a decrease in the estimated tax rate.

2005 COMPARED WITH 2004

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change

2005
Machinery	$22,931	22%	$12,822	24%	$5,222	16%	$1,982	31%	$2,905	17%
Engines[1]	11,075	17%	4,887	17%	3,658	22%	1,022	19%	1,508	4%
Financial Products[2]	2,333	18%	1,659	20%	341	1%	148	25%	185	42%

	$36,339	20%	$19,368	22%	$9,221	18%	$3,152	27%	$4,598	13%

2004
Machinery	$18,844		$10,337		$4,511		$1,510		$2,486
Engines[1]	9,492		4,184		2,994		862		1,452
Financial Products[2]	1,970		1,384		338		118		130

	$30,306		$15,905		$7,843		$2,490		$4,068

[1]
Does not include internal engine transfers of $2,065 million and $1,738 million in 2005 and 2004, respectively. Internal engines transfers are valued at prices comparable to those for unrelated parties.

[2]	Does not include revenues earned from Machinery and Engines of $317 million and $199 million in 2005 and 2004, respectively.

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

•
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

•
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

•
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

•
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

•
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

•
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

•
Latin America sales were up 19 percent. Sales of petroleum engines increased 49 percent, with nearly all of the increase from sales of turbines and turbine-related services to support increased investment in oil production. Sales of electric power engines increased 44 percent, benefiting from investments in generator sets for electricity reliability and disaster preparedness as well as demand for rental fleets. Sales of industrial engines decreased 34 percent, with reduced demand for engines for agricultural equipment. Sales of marine engines declined 37 percent, impacted by limited shipyard capacity and comparison with a high 2004 base.

•
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

Operating Profit by Principal Line of Business
(Millions of dollars)	2005	2004	$ Change	% Change

Machinery[1]	$2,431	$1,756	$675	38%
Engines[1]	1,071	589	482	82%
Financial Products	531	470	61	13%
Consolidating Adjustments	(249)	(131)	(118)

Consolidated Operating Profit	$3,784	$2,684	$1,100	41%

[1]	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

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

GLOSSARY OF TERMS

1.	Consolidating Adjustments - Eliminations of transactions between Machinery and Engines and Financial Products.

2.	Core Operating Costs - Machinery and Engines variable manufacturing cost change adjusted for volume and change in period costs. Excludes the impact of currency and stock-based compensation.

3.
Currency - With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

4.	EAME - Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

5.	Earning Assets- These assets consist primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

6.
Engines- A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machine and engine components and remanufacturing services for other companies. Reciprocating engines meet power needs ranging from 5 to 21,500 horsepower (4 to over 16 000 kilowatts). Turbines range from 1,600 to 20,500 horsepower (1 200 to 15 000 kilowatts).

7.
Financial Products - A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries. Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels. Cat Financial also extends loans to customers and dealers. Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Cat Power Ventures is an investor in independent power projects using Caterpillar power generation equipment and services.

8.	Latin America - Geographic region including Central and South American countries and Mexico.

9.
Machinery - A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, telehandlers, skid steer loaders and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

10.
Machinery and Engines (M&E) - Due to the highly integrated nature of operations, it represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

11.
Manufacturing Costs - Manufacturing costs represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machine and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management. Excludes the impact of currency and stock-based compensation.

12.	M&E Other Operating Expenses - Comprised primarily of gains (losses) on disposal of long-lived assets, long-lived asset impairment charges and impairment of goodwill.

13.	Period Costs - Comprised of Machinery and Engines period manufacturing costs, SG&A expense and R&D expense. Excludes the impact of currency and stock-based compensation.

14.	Price Realization - The impact of net price changes excluding currency and new product introductions. Includes the impact of changes in the relative weighting of sales between geographic regions.

15.
Sales Volume - With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machines, engines and parts as well as the incremental revenue impact of new product introductions. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machines, engines and parts combined with product mix -- the net operating profit impact of changes in the relative weighting of machines, engines and parts sales with respect to total sales.

LIQUIDITY AND CAPITAL RESOURCES

Sources of funds
We generate our capital resources primarily through operations. In 2006, operating cash flow was $5.80 billion. In 2005, operating cash flow was $3.11 billion. The significant increase of $2.69 billion is primarily the result of a $1.12 billion decrease in contributions to pension and other postretirement benefit plans, an $819 million improvement from receivables, and a $683 million increase in profit. The receivable change is largely due to the timing of payments. See further discussion under Machinery and Engines and Financial Products. We anticipate that the majority of future capital resource requirements will be funded by operating cash flow, which is largely sourced from profits. See our Outlook on page A-66.

Total debt as of December 31, 2006, was $27.30 billion, an increase of $1.55 billion from year-end 2005. On August 8, 2006, Caterpillar issued $500 million of 5.70% notes due in 2016 and $750 million of 6.05% debentures due in 2036, which increased Machinery and Engine debt to $4.28 billion. The additional debt was used primarily to reduce short-term borrowings. The increase in total debt, along with cash provided by operating activities, was used to fund capital expenditures, acquisitions (primarily Progress Rail), dividends and stock repurchase. Debt related to Financial Products increased $1.20 billion due to growth at Cat Financial.

We have three global credit facilities with a syndicate of banks totaling $6.45 billion available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs. Based on management's allocation decision, which can be revised at any time, the portion of the facility available to Cat Financial at December 31, 2006 was $5.45 billion. In September 2006, we increased the amounts and extended the expiration dates related to two of the facilities. The five-year facility of $1.63 billion, which expires in September 2010, has not changed from  December 2005. The five-year facility, which was previously $2.50 billion and expired in 2009, has been increased to $2.98 billion and now expires in 2011. The 364-day facility of $1.63 billion that expired in September 2006 was increased to $1.85 billion and now expires in September 2007. The facility expiring in September 2007 has a provision that allows Caterpillar or Cat Financial to obtain a one-year loan in September 2007 that would mature in September 2008. The overall increase of $700 million to the global credit facilities was initiated in order to support the growth in total sales and revenue. At December 31, 2006, there were no borrowings under these lines and we were in compliance with all debt covenants. Our total credit commitments as of December 31, 2006 were:

(Millions of dollars)	Consolidated	Machinery and Engines	Financial Products

Credit lines available:
Global credit facilities	$6,450	$1,000	$5,450
Other external	2,573	1,070	1,503

Total credit lines available	9,023	2,070	6,953
Less: Global credit facilities supporting commercial paper	(4,645)	(88)	(4,557)
Less: Utilized credit	(750)	(77)	(673)

Available credit	$3,628	$1,905	$1,723

To maintain an alternative funding source, Cat Financial periodically (generally once a year) securitizes retail (customer) installment sale contracts and finance leases. In this process, these finance receivables are sold into a public asset-backed securitization trust. The trusts, bankruptcy remote qualified special purpose entities (QSPEs) that are not consolidated in our financial statements, held total assets of $1,227 million related to these securitizations at year-end 2006. We use QSPEs in a manner consistent with conventional practices in the securitization industry to isolate these finance receivables, which are secured by new and used equipment, for the benefit of securitization investors. Our sensitivity analysis indicated that the impact of a 20 percent adverse change to all individual assumptions used to calculate the fair value of all our retained interests at December 31, 2006 would be $3 million or less.

The use of the QSPEs enables us to access the U.S. securitization market for the sale of these types of financial assets. The amounts of funding from securitizations reflect such factors as capital market accessibility, relative costs of funding sources and assets available for securitization. We had total proceeds from initial sales of these receivables of $964 million and $850 million, and recognized a pre-tax gain of $7 million and $12 million for 2006 and 2005, respectively. Subordinated retained interests in the public securitizations totaled $68 million and $72 million at December 31, 2006 and 2005, respectively.

Machinery and Engines
Operating cash flows increased to $4.61 billion in 2006 from $2.81 billion in 2005. The favorable change is mainly due to higher profit and lower pension and other postretirement benefit plan contributions. Operating cash flow also benefited from increased dividends of $350 million paid to Caterpillar Inc. by Cat Financial. This dividend is eliminated in the Consolidated Statement of Cash Flow. Other significant operating items in 2006 include an increase in customer advances, which was due to both higher 2007 turbine orders and a large percentage of turbine customers issuing advances. The increases in operating cash flows were partially offset by increases in taxes paid and record demand in our products resulting in increased inventory. This demand has resulted in longer delivery times for many of our products. We are expecting improved inventory performance in 2007.

Our priorities for the use of cash are to maintain a strong financial position, fund profitable growth, maintain well-funded pension plans, consistently increase dividends and repurchase common stock.

Maintain a strong financial position - A key measure of Machinery and Engines financial strength used by both management and our credit rating agencies is Machinery and Engines’ debt to debt plus equity. Debt to debt plus equity is defined as short-term borrowings, long-term debt due within one year, and long-term debt due after one year (debt) divided by the sum of debt and stockholders’ equity. Debt also includes borrowings from Financial Products. At December 31, 2006, Machinery and Engines debt to debt plus equity was 38.6 percent compared to 32.0 percent at December 31, 2005. The change was due to the adoption of SFAS 158, which reduced Caterpillar’s stockholders’ equity at December 31, 2006 by approximately $2.70 billion. The debt to debt plus equity ratio without the SFAS 158 adjustment would have been 31.1 percent, comparable to the 2005 ratio. With the adoption of SFAS 158, the target debt to debt plus equity ratio has increased from 30 to 40 percent to 35 to 45 percent. As previously discussed, we issued $1.25 billion of notes and debentures which were primarily used to reduce short-term borrowings.

Fund profitable growth - Capital expenditures during 2006 were $1.58 billion, an increase of $418 million compared to 2005. The increase is primarily to support new product programs and additional capacity. Cash used for acquisitions (net of cash acquired) was $513 million, primarily for the purchase of Progress Rail during the second quarter.

Maintain well-funded pension plans - Pension plans remain well funded and we have adequate liquidity to fund both U.S. and non-U.S. plans. In 2006, we contributed $45 million to our pension plans compared to $912 million in 2005. In 2006, we also contributed $323 million to our other postretirement benefits, which represents our funding of ongoing cash benefit payments. In 2005, we contributed $574 million, of which $200 million was in addition to ongoing cash benefits. Required contributions to our pension plans over the next three years are expected to be very low.

Consistently increase dividends - Dividends paid totaled $726 million for 2006, representing 25 cents per share paid in the first two quarters and 30 cents per share paid in the third and fourth quarters. 2006 marks the thirteenth consecutive year our annual dividend per share has increased.

Repurchase common stock - Pursuant to the stock repurchase program authorized by the Board of Directors in October 2003, $3.21 billion was spent to purchase 46 million shares in 2006. The goal of the stock repurchase program, which expires in October 2008, is to reduce the company's outstanding shares to 640 million. We expect to complete this repurchase program in 2007. There were 646 million shares outstanding at the end of 2006. In February 2007, the Board of Directors authorized a $7.50 billion stock repurchase program over the next five years, expiring on December 31, 2011.

Financial Products
Financial Products 2006 operating cash flow was $1.01 billion, about the same as 2005. Cash used to purchase equipment leased to others was $1.11 billion in 2006 compared to $1.27 billion in 2005. In addition, net cash used for finance receivables and proceeds from sales of finance receivables was $781 million in 2006, compared to $3.08 billion in 2005. Although Cat Financial’s receivable portfolio continued to grow, collections in 2006 offset a greater portion of the additions to the portfolio than in 2005.

Financial Products total borrowings were $23.02 billion at December 31, 2006, an increase of $1.20 billion from December 31, 2005 due to financing a higher amount of assets. However, this increase was less than the increase of $2.05 billion in 2005. Debt repayment in Financial Products depends primarily on timely repayment and collectibility of the receivables portfolio. At December 31, 2006, finance receivables past due over 30 days were 1.71 percent, compared with 1.42 percent at December 31, 2005. The allowance for credit losses was 1.33 percent of finance receivables, net of unearned income, at December 31, 2006, compared to 1.35 percent at December 31, 2005. Receivables written off due to uncollectibility, net of recoveries on receivables previously written off, were $47 million and $45 million for 2006 and 2005, respectively. Net cash provided by financing activities was also lower in 2006 due to a dividend of $350 million from Cat Financial to Caterpillar Inc. Cat Financial provides a reliable and stable source of earnings and was able to pay this dividend while remaining within their targeted debt to equity range.

Dividends paid per common share[1]
Quarter	2006	2005[1]	2004[1]

First	$.250	$.205	$.185
Second	.250	.205	.185
Third	.300	.250	.205
Fourth	.300	.250	.205

	$1.100	$0.910	$0.780

[1] Per share data reflects the July 2005 2-for-1 stock split.

Contractual obligations
The company has committed cash outflow related to long-term debt, operating lease agreements, purchase obligations and other contractual obligations. Minimum payments for these long-term obligations are:

(Millions of dollars)	2007	2008	2009	2010	2011	After 2011	Total
Long-term debt:
Machinery and Engines (excluding capital leases)	$416	$57	$319	$1	$374	$2,871	$4,038
Machinery and Engines-capital leases	2	2	2	2	2	64	74
Financial Products	4,043	3,913	4,011	2,258	1,367	2,437	18,029

Total long-term debt	4,461	3,972	4,332	2,261	1,743	5,372	22,141
Operating leases	230	195	163	134	87	460	1,269
Postretirement obligations[1]	430	410	420	430	450	2,900	5,040
Purchase obligations:
Accounts payable[2]	4,085	—	—	—	—	—	4,085
Purchase orders[3]	5,074	—	—	—	—	—	5,074
Other contractual obligations[4]	172	23	18	18	—	—	231

Total purchase obligations	9,331	23	18	18	—	—	9,390
Other long-term obligations[5]	137	90	74	65	59	—	425
Interest on long-term debt[6]	994	825	616	470	375	5,711	8,991

Total contractual obligations	$15,583	$5,515	$5,623	$3,378	$2,714	$14,443	$47,256

[1]	Amounts represent expected contributions to our pension and other postretirement benefit plans through 2016, offset by expected Medicare Part D subsidy receipts.
[2]	Amount represents invoices received and recorded as liabilities in 2006, but scheduled for payment in 2007. These represent short-term obligations made in the ordinary course of business.
[3]	Amount represents contractual obligations for material and services on order at December 31, 2006 but not yet delivered. These represent short-term obligations made in the ordinary course of business.
[4]	Amounts represent long-term commitments entered into with key suppliers for minimum purchases quantities.
[5]
Amounts represent contractual obligations primarily related to software license contracts, IT consulting contracts and outsourcing contracts for benefit plan administration and software system support.

[6]	Amounts represent estimated contractual interest payments on long-term debt.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, warranty liability, stock-based compensation and reserves for product liability and insurance losses, postretirement benefits, post-sale discounts, credit losses and income taxes. We have incorporated many years of data into the determination of each of these estimates and we have not historically experienced significant adjustments. These assumptions are reviewed at least annually with the Audit Committee of the Board of Directors. Following are the methods and assumptions used in determining our estimates and an indication of the risks inherent in each.

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

Warranty liability— Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory. Historical claim rates are developed using a rolling average of actual warranty payments.

Stock-based compensation— We use a lattice-based option-pricing model to calculate the fair value of our stock awards. The calculation of the fair value of the awards using the lattice-based option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding the following:

•
Volatility is a measure of the amount by which the stock price is expected to fluctuate each year during the expected life of the award and is based on historical and current implied volatilities from traded options on Caterpillar stock. The implied volatilities from traded options are impacted by changes in market conditions. An increase in the volatility would result in an increase in our expense.

•
The expected term represents the period of time that awards granted are expected to be outstanding and is an output of the lattice-based option-pricing model. In determining the expected term of the award, future exercise and forfeiture patterns are estimated from Caterpillar employee historical exercise behavior. These patterns are also affected by the vesting conditions of the award. Changes in the future exercise behavior of employees or in the vesting period of the award could result in a change in the expected term. An increase in the expected term would result in an increase to our expense.

•
The dividend yield is based on Caterpillar's historical dividend yields. As holders of stock-based awards do not receive dividend payments, this could result in employees retaining the award for a longer period of time if dividend yields decrease or exercising the award sooner if dividend yields increase. A decrease in the dividend yield would result in an increase in our expense.

•
The risk-free interest rate is based on the U.S. Treasury yield curve in effect at time of grant. As the risk-free interest rate increases, the expected term increases, resulting in an increase in our expense.

Stock-based compensation expense recognized during the period is based on the value of the number of awards that are expected to vest. In determining the stock-based compensation expense to be recognized, a forfeiture rate is applied to the fair value of the award. This rate represents the number of awards that are expected to be forfeited prior to vesting and is based on Caterpillar employee historical behavior. Changes in the future behavior of employees could impact this rate. A decrease in this rate would result in an increase in our expense.

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

•
The assumed discount rate is used to discount future benefit obligations back to today's dollars. The U.S. discount rate is based on the Moody's Aa bond yield as of our measurement date, November 30, and represents the rate at which our benefit obligations could effectively be settled. To validate the discount rate, a detailed analysis of the individual plans' expected cash flows is made annually. This involves analyzing Caterpillar's projected cash flows against a high quality bond yield curve, calculated using a wide population of corporate Aa bonds. The modeled discount rate that results from matching the aggregate expected future cash flow from the Caterpillar benefit plans to the yield curve of high quality corporate bonds is consistent with the annualized Moody's Aa rate. A comprehensive process is also used to determine the assumed discount rate for our non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and expense.

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

Post-sale discount reserve—We provide discounts to dealers and original equipment manufacturers (OEM) through merchandising programs that are administered by our marketing profit centers. We have numerous programs that are designed to promote the sale of our products. The most common dealer programs provide a discount when the dealer sells a product to a targeted end user. OEM programs provide discounts designed to encourage the use of our engines. The cost of discounts is estimated based on historical experience and planned changes in merchandising programs and is reported as a reduction to sales when the product sale is recognized. The amount of accrued post-sale discounts was $726 million, $616 million and $437 million as of December 31, 2006, 2005 and 2004, respectively. The reserve represents discounts that we expect to pay on previously sold units and is reviewed at least quarterly. The reserve is adjusted if discounts paid differ from those estimated. Historically, those adjustments have not been material.

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

While management believes it has exercised prudent judgment and applied reasonable assumptions which have resulted in an allowance presented in accordance with generally accepted accounting principles, there can be no assurance that in the future, changes in economic conditions or other factors might cause changes in the financial health of our customers which could change the timing and level of payments received thus necessitating a change to our estimated losses.

Income tax reserve—Despite our belief that our tax return positions are consistent with applicable tax laws, we expect that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. Significant judgment is required in evaluating our tax reserves. Our reserves are adjusted in light of changing facts and circumstances, such as the progress of our tax audits. Our income tax expense includes the impact of reserve provisions and changes to reserves that we consider appropriate, as well as related interest and penalties. Unfavorable adjustments to our tax filing position for issues included in our tax reserves would require use of our cash. Favorable resolution would be recognized as a reduction to income tax expense.

EMPLOYMENT

Caterpillar’s worldwide employment was 94,593 in 2006, up 9,477 from 85,116 in 2005. Of the increase, about 5,100 employees were added via acquisitions, and about 2,000 hourly and 2,400 salaried and management employees were added to support higher volume and new product introductions. The increase related to acquisitions was primarily due to Progress Rail and a logistics business in Europe.

Full-Time Employees at Year-End
	2006	2005	2004

Inside U.S.	48,709	43,878	38,128
Outside U.S.	45,884	41,238	38,792

Total	94,593	85,116	76,920

By Region:
North America	49,018	43,933	38,396
EAME	24,845	23,137	22,169
Latin America	13,231	11,688	10,733
Asia/Pacific	7,499	6,358	5,622

Total	94,593	85,116	76,920

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

We have disclosed certain individual legal proceedings in this filing. Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues and intellectual property rights. Although it is not possible to predict with certainty the outcome of these legal actions or the range of probable loss, we believe that these legal actions will not individually or in the aggregate have a material impact on our consolidated financial position, liquidity or results of operations.

On August 24, 2006, Caterpillar announced the settlement of all current and pending litigation between Navistar International Corporation (Navistar), the parent company of International Truck and Engine Corporation, and Caterpillar. As part of the litigation settlement, Caterpillar received an up-front cash payment and a three-year promissory note from Navistar. Based on Caterpillar’s receivable balances related to the Navistar litigation at the time of settlement, the settlement resulted in a pre-tax charge to Caterpillar of approximately $70 million in the third quarter.

On September 29, 2004, Kruse Technology Partnership (Kruse) filed a lawsuit against Caterpillar in the United States District Court for the Central District of California alleging that certain Caterpillar engines built from October 2002 to the present infringe upon certain claims of three of Kruse's patents on engine fuel injection timing and combustion strategies. Kruse seeks monetary damages, injunctive relief and a finding that the alleged infringement by Caterpillar was willful. Caterpillar denies Kruse's allegations, believes they are without merit, and has filed a counterclaim seeking a declaration from the court that Caterpillar is not infringing upon Kruse's patents and that the patents are invalid and unenforceable. The counterclaim filed by Caterpillar is pending and no trial date is currently scheduled. In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

In November 2004, the U.S. Environmental Protection Agency (EPA) alleged that Caterpillar had constructed a facility in Emporia, Kansas that failed to comply with Section 112(g)(2)(B) of the Federal Clean Air Act. Caterpillar sold the Emporia, Kansas facility in December 2002. This matter has now been settled and terminated by Consent Decree, entered on June 12, 2006, in the United States District Court for the District of Kansas, and Caterpillar’s payment of a civil penalty of $300,000 on June 14, 2006. Accordingly, in the opinion of our management, this matter is closed and did not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

On June 26, 2006, the UK Environment Agency filed a claim against Caterpillar Logistics Services (UK) Ltd. (CLS) before the Leicester & Rutland Magistrates Court in Leicestershire, UK. The complaint alleged that CLS failed to follow UK regulations in connection with the handling and disposal of special waste (primarily batteries) from January through September 2005. On August 17, 2006, CLS was fined £7,763 (approximately $15,000), thereby concluding the matter.

The Internal Revenue Service (IRS) completed its field examination of our 1995 through 1999 U.S. tax returns during the second quarter of 2005. In connection with this examination, we received notices of certain adjustments proposed by the IRS, primarily related to foreign sales corporation commissions, foreign tax credit calculations and research and development credits. We disagree with these proposed adjustments and are continuing to work toward resolution through applicable IRS procedures. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

The World Trade Organization (WTO) previously found that the transitional and grandfathering provisions for extraterritorial income exclusion (ETI), under the American Jobs Creation Act of 2004, did not satisfy the United States' obligation to "withdraw" prohibited export subsidies. The WTO result allowed the European Union to impose already authorized sanctions on certain U.S. origin goods beginning May 16, 2006. The Tax Increase Prevention and Reconciliation Act of 2005, signed by President Bush on May 17, 2006, repealed the grandfathering provisions for ETI. In response, the European Union Trade Commissioner announced the cancellation of sanctions ending the dispute. We were not materially impacted by this resolution.

RETIREMENT BENEFITS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132(R)."  SFAS 158 requires recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Under SFAS 158, gains and losses, prior service costs and credits and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. Also, the measurement date -- the date at which the benefit obligation and plan assets are measured -- is required to be the company's fiscal year-end. As required by SFAS 158, we adopted the balance sheet recognition provisions at December 31, 2006 and will adopt the year-end measurement date in 2008 using the prospective method. The adoption of SFAS 158 reduced December 31, 2006 assets by approximately $500 million, increased liabilities by approximately $2.20 billion and reduced stockholders' equity by approximately $2.70 billion. Also, we reclassified approximately $500 million from current liabilities to long-term liabilities based on the classification guidelines provided in SFAS 158. We did not incur any violation of debt covenant agreements as a result of the reduction in stockholders' equity. The adoption of this Statement did not affect our results of operations.

Additionally, SFAS 87 required the recognition of an Additional Minimum Liability if the market value of plan assets was less than the accumulated benefit obligation at the end of the measurement date. The Additional Minimum Liability was eliminated upon the adoption of SFAS 158.

We recognized pension expense of $326 million in 2006 as compared to $366 million in 2005. The decrease in expense was primarily a result of the impact of expected asset returns on plan assets, partially offset by the amortization of actuarial losses resulting largely from a declining discount rate. SFAS 87, "Employers' Accounting for Pensions," as amended by SFAS 158, requires companies to discount future benefit obligations back to today's dollars using a discount rate that is based on high-quality fixed-income investments. A decrease in the discount rate increases the pension benefit obligation. This increase is amortized into earnings as an actuarial loss. SFAS 87 also requires companies to use an expected long-term rate of return on plan assets for computing current year pension expense. Differences between the actual and expected asset returns are also amortized into earnings as actuarial gains and losses. At the end of 2006, total actuarial losses (recognized in accumulated other comprehensive income upon the adoption of SFAS 158) were $3.50 billion, as compared to $3.82 billion (unrecognized) in 2005. The majority of the actuarial losses are due to declining discount rates, slightly offset by asset gains in recent years. The $320 million decrease during 2006 was the result of better than expected asset returns and amortization of net unrecognized losses during 2006, slightly offset by demographic losses.

In 2006, we recognized other postretirement benefit expense of $363 million compared to $347 million in 2005. The increase in expense is primarily the result of a declining discount rate and an increase in expected health care inflation, partially offset by the impact of expected asset returns on plan assets. Actuarial losses (recognized in accumulated other comprehensive income upon the adoption of SFAS 158) for other postretirement benefit plans were $1.16 billion at the end of 2006. These losses mainly reflect a declining discount rate and an increase in expected health care inflation. The losses were $436 million lower than at the end of 2005 due to lower than expected health care claims experience, higher than expected asset returns and amortization of net unrecognized losses during 2006, slightly offset by a lower discount rate in 2006.

Actuarial losses for both pensions and other postretirement benefits will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes, actual demographic experience and other factors that impact these expenses. These losses, now recorded as a component of accumulated other comprehensive income upon the adoption of SFAS 158, will be amortized as a component of net periodic benefit cost on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the benefit plans. At the end of 2006, the average remaining service period of active employees was 10 years for our U.S. pension plans, 12 years for our non-U.S. pension plans and 7 years for other postretirement benefit plans. We expect our amortization of net actuarial losses to decrease approximately $60 million in 2007 as compared to 2006, primarily due to favorable asset returns.

For our U.S. pension plans, our 2006 asset allocation is 74 percent equity securities and 26 percent debt securities, and our target allocation for 2007 is 70 percent equity securities and 30 percent debt securities. The 2006 asset allocation for our non-U.S. pension plans is 59 percent equity securities, 30 percent debt securities, 8 percent real estate and 3 percent other. The target allocation for 2007 for our non-U.S. pension plans is 55 percent equity securities, 33 percent debt securities, 8 percent real estate and 4 percent other. Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The U.S. plans are rebalanced to plus or minus five percentage points of the target asset allocation ranges on a monthly basis. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. The U.S. plans currently utilize futures contracts to offset current equity positions in order to rebalance the total portfolio to the target asset allocation. During 2006, approximately 10 percent of the U.S. pension plans’ assets were rebalanced from equity to fixed income positions through the use of futures contracts. The actual asset allocation percentages above represent this rebalancing effort. The plans do not engage in futures contracts for speculative purposes.

During 2006, we made cash contributions of $10 million to our U.S. defined benefit pension plans and $35 million to our non-U.S. pension plans.

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

Changes to the pension plan in 2005 resulted in an increase in the pension obligation of approximately $230 million. This reflected a discount rate of 5.8 percent. The increase will be amortized into earnings on a straight-line basis over 10 years, the average remaining service period of active employees impacted by the plan change. In addition, there will be an ongoing increase in expense as a result of the benefit changes. In total, full year 2005 pension expense (and annual expense until the plan change is fully amortized) increased $29 million.

Changes to the other postretirement plan in 2005 resulted in an increase in the benefit obligation of approximately $620 million. This also reflected a discount rate of 5.8 percent. The increase will be amortized into earnings on a straight-line basis over 16 years, the average remaining life expectancy of plan participants that are fully eligible for benefits (as they comprise almost all of the plan). In addition, there will be an ongoing increase in expense as a result of the benefit changes. In total, full year 2005 other postretirement benefit expense (and annual expense until the plan change is fully amortized) increased $69 million.

In April 2005, amendments were made to our U.S. salaried and management other postretirement benefit plan that increase employee cost sharing and resulted in a decrease in the benefit obligation of approximately $190 million. This reflected a discount rate of 5.7 percent. The decrease will be amortized into earnings on a straight-line basis over nine years, the average remaining service period of active employees impacted by the plan change. In addition, there will be an ongoing decrease in expense as a result of the benefit changes. 2005 other postretirement benefit expense decreased $18 million. After 2005, the annual expense (until the plan change is fully amortized) will decrease approximately $24 million.

Although we have no ERISA funding requirements in 2007, we expect to make approximately $50 million of contributions during the year. We have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one percentage point change in our primary actuarial assumptions on 2006 benefit costs and year-end obligations are included in the table on page A-62.

SENSITIVITY

Foreign Exchange Rate Sensitivity
Machinery and Engines use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to four years. Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Engines operations for the next 12 months and the foreign currency derivative instruments in place at year-end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2007 cash flow for our Machinery and Engines operations by approximately $175 million. Last year similar assumptions and calculations yielded a potential $178 million adverse impact on 2006 cash flow. We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

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

Interest Rate Sensitivity
For our Machinery and Engines operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2007 pretax earnings of Machinery and Engines by $9 million. Last year, similar assumptions and calculations yielded a potential $15 million adverse impact on 2006 pretax earnings. This effect is caused by the interest rate fluctuations on our short-term debt.

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

In order to properly manage our sensitivity to changes in interest rates, we measure the potential impact of different interest rate assumptions on pretax earnings. All on-balance sheet positions, including derivative financial instruments, are included in the analysis. The primary assumptions included in the analysis are that there are no new fixed rate assets or liabilities, the proportion of fixed rate debt to fixed rate assets remains unchanged and the level of floating rate assets and debt remain constant. Based on the December 31, 2006 balance sheet under these assumptions, the analysis estimates the impact of a 100 basis point immediate and sustained parallel rise in interest rates to be a $27 million decrease to pretax earnings for 2007. Last year, similar assumptions and calculations yielded a potential $9 million adverse impact on 2006 pretax earnings.

This analysis does not necessarily represent our current outlook of future market interest rate movement, nor does it consider any actions management could undertake in response to changes in interest rates. Accordingly, no assurance can be given that actual results would be consistent with the results of our estimate.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity
Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2006 pension and other postretirement benefits costs and obligations:

	2006 Benefit Cost		Year-end Benefit Obligation

(Millions of dollars)	One percentage- point increase	One percentage- point decrease	One percentage- point increase	One percentage- point decrease

Pension benefits:
Assumed discount rate	$(144)	$149	$(1,622)	$1,847
Expected rate of compensation increase	48	(45)	244	(236)
Expected long-term rate of return on plan assets	(108)	108	—	—
Other postretirement benefits:
Assumed discount rate	(53)	80	(572)	638
Expected rate of compensation increase	—	—	1	(1)
Expected long-term rate of return on plan assets	(13)	13	—	—
Assumed health care cost trend rate	92	(75)	428	(377)

Primary Actuarial Assumptions

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits

	2006	2005	2004	2006	2005	2004	2006	2005	2004

Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate	5.5%	5.6%	5.9%	4.7%	4.6%	5.2%	5.5%	5.6%	5.9%
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	3.7%	3.5%	4.0%	4.0%	4.0%

Weighted-average assumptions used to determine net cost:
Discount rate	5.6%	5.9%	6.2%	4.6%	5.2%	5.1%	5.6%	5.8%	6.1%
Expected return on plan assets	9.0%	9.0%	9.0%	7.5%	7.1%	7.4%	9.0%	9.0%	9.0%
Rate of compensation increase	4.0%	4.0%	4.0%	3.5%	3.5%	3.2%	4.0%	4.0%	4.0%
Health care cost trend rates at year-end:
Health care trend rate assumed for next year							7.5%	8.5%	8.4%
Rate that the cost trend rate gradually declines to							5.0%	5.0%	5.0%
Year that the cost trend rate reaches ultimate rate							2013	2013	2012

SUPPLEMENTAL CONSOLIDATING DATA

We are providing supplemental consolidating data for the purpose of additional analysis.  The data has been grouped as follows:

Consolidated—Caterpillar Inc. and its subsidiaries.

Machinery and Engines—The Machinery and Engines data contained in the schedules on pages A-63 to A-65 are "non-GAAP financial measures" as defined by the Securities and Exchange Commission in Regulation G. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures. Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products— primarily our finance and insurance subsidiaries, Cat Financial and Cat Insurance.

Consolidating Adjustments—eliminations of transactions between Machinery and Engines and Financial Products.

Pages A-63 to A-65 reconcile Machinery and Engines with Financial Products on the Equity Basis to Caterpillar Inc. Consolidated financial information.

Supplemental Data for Results of Operations For The Years Ended December 31
				Supplemental consolidating data

(Millions of dollars)	Consolidated			Machinery & Engines[1]			Financial Products			Consolidating Adjustments

	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006		2005		2004

Sales and revenues:
Sales of Machinery and Engines	$38,869	$34,006	$28,336	$38,869	$34,006	$28,336	$—	$—	$—	$—		$—		$—
Revenues of Financial Products	2,648	2,333	1,970	—	—	—	3,114	2,650	2,169	(466)	[2]	(317)	[2]	(199)	[2]

Total sales and revenues	41,517	36,339	30,306	38,869	34,006	28,336	3,114	2,650	2,169	(466)		(317)		(199)

Operating costs:
Cost of goods sold	29,549	26,558	22,497	29,549	26,558	22,497	—	—	—	—		—		—
Selling, general and administrative
expenses	3,706	3,190	2,926	3,294	2,786	2,548	446	446	441	(34)	[3]	(42)	[3]	(63)	[3]
Research and development expenses	1,347	1,084	928	1,347	1,084	928	—	—	—	—		—		—
Interest expense of Financial Products	1,023	768	524	—	—	—	1,033	786	536	(10)	[4]	(18)	[4]	(12)	[4]
Other operating expenses	971	955	747	22	76	18	965	887	722	(16)	[3]	(8)	[3]	7	[3]

Total operating costs	36,596	32,555	27,622	34,212	30,504	25,991	2,444	2,119	1,699	(60)		(68)		(68)

Operating profit	4,921	3,784	2,684	4,657	3,502	2,345	670	531	470	(406)		(249)		(131)

Interest expense excluding Financial
Products	274	260	230	285	266	235	—	—	—	(11)	[4]	(6)	[4]	(5)	[4]
Other income (expense)	214	377	253	(256)	85	92	75	49	35	395	[5]	243	[5]	126	[5]

Consolidated profit before taxes	4,861	3,901	2,707	4,116	3,321	2,202	745	580	505	—		—		—
Provision for income taxes	1,405	1,120	731	1,158	926	566	247	194	165	—		—		—

Profit of consolidated companies	3,456	2,781	1,976	2,958	2,395	1,636	498	386	340	—		—		—
Equity in profit (loss) of unconsolidated
affiliated companies	81	73	59	79	64	56	2	9	3	—		—		—
Equity in profit of Financial Products'
subsidiaries	—	—	—	500	395	343	—	—	—	(500)	[6]	(395)	[6]	(343)	[6]

Profit	$3,537	$2,854	$2,035	$3,537	$2,854	$2,035	$500	$395	$343	$(500)		$(395)		$(343)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of Financial Products’ revenues earned from Machinery and Engines.
[3]	Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4]	Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5]	Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6]	Elimination of Financial Products’ profit due to equity method of accounting.

Supplemental Data for Financial Position At December 31
			Supplemental consolidating data

(Millions of dollars)	Consolidated		Machinery & Engines[1]		Financial Products		Consolidating Adjustments

	2006	2005	2006	2005	2006	2005	2006		2005

Assets
Current assets:
Cash and short-term investments	$530	$1,108	$319	$951	$211	$157	$—		$—
Receivables - trade and other	8,168	7,526	3,485	2,833	368	419	4,315	[2,3]	4,274	[2,3]
Receivables - finance	6,804	6,442	—	—	11,379	11,058	(4,575)	[3]	(4,616)	[3]
Deferred and refundable income taxes	733	255	656	187	77	68	—		—
Prepaid expenses and other current assets	507	2,146	485	2,139	41	26	(19)	[4]	(19)	[4]
Inventories	6,351	5,224	6,351	5,224	—	—	—		—

Total current assets	23,093	22,701	11,296	11,334	12,076	11,728	(279)		(361)

Property, plant and equipment - net	8,851	7,988	6,046	5,067	2,805	2,921	—		—
Long-term receivables - trade and other	860	1,037	155	301	30	36	675	[2,3]	700	[2,3]
Long-term receivables - finance	11,531	10,301	—	—	12,236	11,036	(705)	[3]	(735)	[3]
Investments in unconsolidated affiliated companies	562	565	559	526	12	39	(9)	[5]	—
Investments in Financial Products subsidiaries	—	—	3,513	3,253	—	—	(3,513)	[6]	(3,253)	[6]
Deferred income taxes	1,949	857	2,218	1,146	39	32	(308)	[7]	(321)	[7]
Intangible assets	387	424	382	418	5	6	—		—
Goodwill	1,904	1,451	1,904	1,451	—	—	—		—
Other assets	1,742	1,745	352	491	1,390	1,254	—		—

Total assets	$50,879	$47,069	$26,425	$23,987	$28,593	$27,052	$(4,139)		$(3,970)

Liabilities
Current liabilities:
Short-term borrowings	$5,155	$5,569	$165	$871	$5,077	$4,897	$(87)	[8]	$(199)	[8]
Accounts payable	4,085	3,412	3,907	3,288	344	261	(166)	[9]	(137)	[9]
Accrued expenses	2,923	2,617	1,848	1,605	1,101	1,038	(26)	[10]	(26)	[10]
Accrued wages, salaries and employee benefits	938	1,601	922	1,582	16	19	—		—
Customer advances	921	454	921	454	—	—	—		—
Dividends payable	194	168	194	168	—	—	—		—
Deferred and current income taxes payable	575	528	456	448	127	84	(8)	[7]	(4)	[7]
Long-term debt due within one year	4,461	4,499	418	340	4,043	4,159	—		—

Total current liabilities	19,252	18,848	8,831	8,756	10,708	10,458	(287)		(366)
Long-term debt due after one year	17,680	15,677	3,724	2,752	13,986	12,960	(30)	[8]	(35)	[8]
Liability for postemployment benefits	5,879	3,161	5,879	3,161	—	—	—		—
Deferred income taxes and other liabilities	1,209	951	1,132	886	386	381	(309)	[5,7]	(316)	[5,7]

Total liabilities	44,020	38,637	19,566	15,555	25,080	23,799	(626)		(717)

Commitments and contingencies
Stockholders’ equity
Common stock	2,465	1,859	2,465	1,859	862	875	(862)	[6]	(875)	[6]
Treasury stock	(7,352)	(4,637)	(7,352)	(4,637)	—	—	—		—
Profit employed in the business	14,593	11,808	14,593	11,808	2,325	2,197	(2,325)	[6]	(2,197)	[6]
Accumulated other comprehensive income	(2,847)	(598)	(2,847)	(598)	326	181	(326)	[6]	(181)	[6]

Total stockholders’ equity	6,859	8,432	6,859	8,432	3,513	3,253	(3,513)		(3,253)

Total liabilities and stockholders’ equity	$50,879	$47,069	$26,425	$23,987	$28,593	$27,052	$(4,139)		$(3,970)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of receivables between Machinery and Engines and Financial Products.
[3]	Reclassification of Machinery and Engines’ trade receivables purchased by Cat Financial and Cat Financial's wholesale inventory receivables.
[4]	Elimination of Machinery and Engines’ insurance premiums that are prepaid to Financial Products.
[5]	Elimination of Machinery and Engines’ investment in Financial Products subsidiary.
[6]	Elimination of Financial Products’ equity which is accounted for on Machinery and Engines on the equity basis.
[7]	Reclassification reflecting required netting of deferred tax assets/liabilities by taxing jurisdiction.
[8]	Elimination of debt between Machinery and Engines and Financial Products.
[9]	Elimination of payables between Machinery and Engines and Financial Products.
[10]	Elimination of prepaid insurance in Financial Products' accrued expenses.

Supplemental Data for Statement of Cash Flow For the Years Ended December 31
			Supplemental consolidating data

(Millions of dollars)	Consolidated		Machinery & Engines[1]		Financial Products		Consolidating Adjustments

	2006	2005	2006	2005	2006	2005	2006		2005

Cash flow from operating activities:
Profit	$3,537	$2,854	$3,537	$2,854	$500	$395	$(500)	[2]	$(395)	[2]
Adjustments for non-cash items:
Depreciation and amortization	1,602	1,477	943	835	659	642	—		—
Undistributed profit of Financial Products	—	—	(128)	(373)	—	—	128	[3]	373	[3]
Other	197	(20)	140	7	(330)	(205)	387	[4]	178	[4]

Changes in assets and liabilities:
Receivables - trade and other	(89)	(908)	(292)	(39)	6	7	197	[4,5]	(876)	[4,5]
Inventories	(827)	(568)	(827)	(568)	—	—	—		—
Accounts payable and accrued expenses	670	532	507	353	185	238	(22)	[4]	(59)	[4]
Other assets—net	(235)	(866)	(178)	(854)	(44)	(34)	(13)	[4]	22	[4]
Other liabilities—net	944	612	911	595	30	34	3	[4]	(17)	[4]

Net cash provided by (used for) operating activities	5,799	3,113	4,613	2,810	1,006	1,077	180		(774)

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to
others	(1,593)	(1,201)	(1,580)	(1,162)	(41)	(39)	28	[4]	—
Expenditures for equipment leased to others	(1,082)	(1,214)	—	—	(1,111)	(1,265)	29	[4]	51	[4]
Proceeds from disposals of property, plant and
equipment	572	637	29	45	581	592	(38)	[4]	—
Additions to finance receivables	(10,522)	(10,334)	—	—	(35,561)	(33,961)	25,039	[5]	23,627	[5]
Collections of finance receivables	8,094	7,057	—	—	32,670	29,449	(24,576)	[5]	(22,392)	[5]
Proceeds from sale of finance receivables	1,067	900	—	—	2,110	1,430	(1,043)	[5]	(530)	[5]
Net intercompany borrowings	—	—	123	111	(2)	—	(121)	[6]	(111)	[6]
Investments and acquisitions (net of cash acquired)	(513)	(13)	(513)	(13)	—	—	—		—
Proceeds from release of security deposit	—	530	—	530	—	—	—		—
Proceeds from sale of available-for-sale securities	539	257	26	15	513	242	—		—
Investments in available-for-sale securities	(681)	(338)	(35)	(20)	(646)	(318)	—		—
Other—net	323	194	33	10	294	197	(4)	[8]	(13)	[8]

Net cash provided by (used for) investing activities	(3,796)	(3,525)	(1,917)	(484)	(1,193)	(3,673)	(686)		632

Cash flow from financing activities:
Dividends paid	(726)	(618)	(726)	(618)	(372)	(22)	372	[9]	22	[9]
Common stock issued, including treasury shares
reissued	414	482	414	482	(13)	(14)	13	[8]	14	[8]
Treasury shares purchased	(3,208)	(1,684)	(3,208)	(1,684)	—	—	—		—
Excess tax benefit from stock-based compensation	169	—	169	—	—	—	—		—
Net intercompany borrowings	—	—	2	—	(123)	(111)	121	[6]	111	[6]
Proceeds from debt issued (original maturities
greater than three months)	11,269	14,574	1,445	574	9,824	14,000	—		—
Payments on debt (original maturities
greater than three months)	(10,375)	(11,620)	(839)	(654)	(9,536)	(10,966)	—		—
Short-term borrowings (original maturities
three months or less)—net	(136)	19	(593)	317	457	(298)	—		—

Net cash provided by (used for) financing activities	(2,593)	1,153	(3,336)	(1,583)	237	2,589	506		147

Effect of exchange rate changes on cash	12	(78)	8	(62)	4	(11)	—		(5)	[7]

Increase (decrease) in cash and short-term
investments	(578)	663	(632)	681	54	(18)	—		—
Cash and short-term investments at beginning of period	1,108	445	951	270	157	175	—		—

Cash and short-term investments at end of period	$530	$1,108	$319	$951	$211	$157	$—		$—

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of Financial Products’ profit after tax due to equity method of accounting.
[3]	Non-cash adjustment for the undistributed earnings from Financial Products.
[4]	Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5]	Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6]	Net proceeds and payments to/from Machinery and Engines and Financial Products.
[7]	Elimination of the effect of exchange on intercompany balances.
[8]	Change in investment and common stock related to Financial Products.
[9]	Elimination of dividends from Financial Products to Machinery and Engines.

OUTLOOK

SALES AND REVENUES OUTLOOK

The sales and revenues outlook for 2007 is a range of $41.5 billion to $43.6 billion. The midpoint of the 2007 range represents an increase of about $1.0 billion, or 2.5 percent. This expected increase is due to improved price realization, the impact of Progress Rail for a full year and increased Financial Products revenues, partially offset by a decline in Machinery and Engine volume of approximately 2 to 3 percent.

The majority of the decline in sales volume is a result of a sharp decline in sales of on-highway truck engines, a large decline in sales of machines for U.S. housing construction and expected declines in dealer inventories. These negative effects on sales are expected to be largely offset by strength in industries like mining and petroleum, volume growth outside of North America and a full year of Progress Rail sales.

•
We expect global liquidity will tighten further in 2007 as European, Japanese and many developing country banks raise interest rates further. However, increases will come from relatively low interest rate levels so the impact on economic growth in 2007 should be modest. Expected mid-year rate cuts in North America will not have much effect in 2007.

•	We forecast worldwide economic growth to slow from 4 percent in 2006 to 3.5 percent in 2007. Growth should slow in all regions and will fall below trend growth in North America.

•
Europe recovered from five years of weak growth in 2006, and prospects for 2007 continue to be positive. Continuing good performance in the European economy should help compensate for slowing in the U.S. economy.

•
Developing countries should continue their best recovery in years. Exports are doing well, and many have improved their ability to withstand any tightening in world liquidity by accumulating sizable international reserves. Commodity prices should remain high in 2007, a further aid to these economies.

•	Housing construction should drop further in the United States but will do well in other regions. Home prices are increasing, and credit terms are generally attractive.

•
Nonresidential construction should grow in most countries. High corporate profits, rapid growth in commercial borrowing and increased office rents should encourage businesses to invest more. Infrastructure construction should benefit from further improvements in government financing and good economic growth.

•
Metals prices increased steadily over the course of 2006, peaking in December. We expect prices to ease over coming months but not much faster than they rose in 2006. As a result, many metals prices in 2007 will average close to 2006 average levels. Market fundamentals—growing demand, tight inventories and the potential for supply problems—support a need for increased investment in 2007.

•
West Texas Intermediate crude oil prices dropped sharply from the early July 2006 peak of $77 per barrel; we forecast prices will average around $58 per barrel in 2007. A number of countries increased production capacity, which will likely reduce market concerns regarding supply disruptions. However, worldwide spare capacity remains below the historical average, and prices are still attractive for new investments. We expect further growth in exploration, drilling, pipeline expenditures and tar sands development in 2007, which should benefit both machinery and engine sales.

•	International spot prices for coal are trading above 2006 prices, and demand continues to be strong. We expect increased investments in coal mines outside North America.

•	Demand for marine engines should continue strong. Ocean shipping rates are favorable. The world’s fleet has a high percent of ships over 20 years old, and shipyards have healthy order backlogs.

North America (United States and Canada) - Machinery and Engines sales are expected to decrease 8 percent in 2007. For machinery, the most significant decline is expected for machines used in housing construction. In addition, we expect dealers to significantly reduce machine inventories. For engines, the decline is primarily related to on-highway engines.

•
The initial estimate of U.S. economic growth in fourth quarter 2006 was a 3.5 percent annual rate, above what the Federal Reserve would consider trend growth. As a result, the Fed likely will not see a need to change interest rates in the near future.

•
We believe the fourth-quarter growth was a temporary improvement and that economic growth for 2007 will be below trend at 2.5 percent. Housing, auto sales and freight activity are declining, and manufacturing slowed in the fourth quarter. Without interest rate relief, recoveries in those sectors seem unlikely, and other sectors could weaken.

•
Our forecast assumes that a slow-growing economy and a further easing in inflation will eventually prompt the Fed to react. We look for two 25-basis points cuts in 2007, with the first coming around midyear—too late to have much impact on economic growth in 2007.

•
Lower mortgage interest rates and better wage growth stabilized new home sales late in 2006, but the inventory of unsold new homes has kept downward pressure on new construction. Builders likely will take a good part of 2007 to bring home inventories into better balance with sales. Our forecast is that housing starts will decline to 1.7 million units in 2007, down from a little over 1.8 million in 2006.

•
Nonresidential construction should increase in 2007 but at a slower rate than in 2006. Federal highway funding will increase less rapidly, and the financial incentives for businesses to invest in new facilities will likely be less attractive.

•	Lower spot coal prices, increased coal stockpiles and slower growth in electricity usage should cause coal mine production to increase 2 percent in 2007, down from 5 percent growth in 2006.

•	Metals mines output declined slightly in 2006, but we expect output to increase 3 percent in 2007. With metals prices averaging near those in 2006, investment should increase again in 2007.

•
The U.S. government implemented new emissions standards for on-highway truck diesel engines at the start of 2007. The uncertainties associated with new standards caused trucking firms to accelerate purchases and truck dealers to build inventories in 2006. As a result, we expect close to a 50 percent decline in the North American on-highway truck industry in 2007.

•
Overall economic conditions in Canada should closely mirror those in the United States. However, lower interest rates and the impact of mining and energy development should provide better support for machinery sales than in the United States.

EAME - Machinery and Engines sales are expected to increase 13 percent in 2007.

•	Recent data confirmed the European Union economy is growing above trend. Surveys and leading indicators suggest this strength should continue near term.

•
The European Central Bank raised its interest rate to 3.5 percent in December of 2006, and we expect that rate will increase to 4 percent by year-end 2007. The Bank of England recently raised its interest rate to 5.25 percent, which we expect to be unchanged for 2007.

•	Interest rate increases in 2007 should not disrupt economic growth. Our forecast is for economic growth of about 2.25 percent in 2007, down from 2.75 percent growth in 2006.

•
We expect both residential and nonresidential construction to increase again in 2007. Home prices are up, mortgage rates remain attractive and lending to businesses has been increasing at a 12 percent rate. Good economic growth and increased business investment should boost demand for standby electrical power.

•
Africa/Middle East looks set to continue its three-year economic boom, which has driven large increases in machinery and engines sales. Regional economic growth should be about 5 percent in 2007, only slightly less than 2006.

•
Exports are sustaining economic growth in Turkey, which in turn is driving good construction growth. African countries should continue to benefit from high commodity prices, increased oil production and more foreign investment.

•
The sharp increase in oil prices contributed to significant construction booms in the Middle East. However, countries did not increase spending as fast as revenues grew. So these countries have the financial reserves to continue spending, even in the face of lower production and prices.

•
The CIS has enjoyed more than 5 percent yearly economic growth since the 1998 Russian debt crisis, and that trend should extend through 2007, with growth of almost 7 percent. High commodity prices have enabled the region to run large trade surpluses and accumulate sizable foreign exchange reserves. Low internal interest rates have bolstered domestic spending.

Latin America - Machinery and Engines sales are expected to increase 1 percent in 2007.

•
We expect that regional growth will average almost 4.5 percent in 2007, down from over 5 percent in 2006. Construction should grow faster than the overall economy, and high metals prices should contribute to an expansion in mining.

•
Most governments have reduced outstanding debt relative to the size of their economies, and several have shifted borrowings from U.S. dollars to local currencies. This means the expected tightening in world liquidity should not have much impact on the region.

•	Internally, interest rates remain low, and the largest economy, Brazil, probably will cut interest rates further in 2007. Domestic spending should continue to be strong.

•
The region is running a current account surplus, which has allowed several countries to accumulate sizable foreign currency reserves. Overall, reserves exceed short-term external financing requirements, providing more scope to deal with any weakening in exports.

•	Several governments are putting more emphasis on public spending. While the long-term impact of these changes likely will be inflationary, domestic spending and construction should benefit in 2007.

Asia/Pacific - Machinery and Engines sales are expected to increase 17 percent in 2007.

•
We project regional growth to slow from almost 7.5 percent in 2006 to around 7 percent in 2007. Contributing to slower growth will be a slowing in world trade and some tightening in internal policies, particularly in China. The Chinese government announced it would like to slow economic growth from the 10 percent rate in 2006.

•
The region is running a sizable current account surplus, with over 70 percent originating in China. Government efforts to resist currency appreciation have resulted in international reserves far in excess of any short-term financing needs and have complicated efforts to control domestic credit growth.

•
Favorable credit conditions and rapid growth contributed to good growth in construction in many countries in 2006, often in excess of 5 percent. We expect that construction will grow almost as fast in 2007.

•
In 2006, a steep decline in sales into Indonesia offset a good part of the large gains in other large economies. Indonesia reduced interest rates in 2006, and we expect sales into that country will improve in 2007.

•
Australia raised interest rates to 6.25 percent in 2006, and we expect the central bank to maintain that rate for 2007. Economic growth should remain sluggish at about 2.5 percent; however, good orders for nonresidential construction and increased mining investment should allow those sectors to outperform the overall economy.

•
Increased oil exploration and development will drive sales growth in engines used in marine and petroleum applications. Increases in both infrastructure spending and industrial production will benefit standby electrical power.

Financial Products Revenues

•	We expect continued growth in Financial Products for 2007. Revenues are expected to increase approximately 15 percent versus 2006, primarily due to higher average earning assets in 2007.

PROFIT OUTLOOK

We expect profit per share to be in the range of $5.20 to $5.70. 2007 is expected to benefit from improved price realization, partially offset by lower sales volume, higher core operating costs and a higher effective tax rate. Specifically, we expect research and development costs to be relatively flat in 2007 as we continue to invest in new products. Material costs were up about 1 percent in 2006 but are not expected to increase in 2007. In addition, 2007 will benefit from the absence of expense related to the settlement of various legal disputes with Navistar. 2006 included costs related to quality and production problems associated with a number of new product introduction programs and supply chain inefficiencies. We are not expecting that level of cost or disruption in 2007 as we continue to make progress on the implementation of the Cat Production System.

Sales and Revenues Outlook - Midpoint of Range [1]
(Millions of dollars)	2006 Actual	2007 Outlook	% Change

Machinery and Engines
North America	$20,155	$18,600	(8%)
EAME	10,287	11,600	13%
Latin America	3,646	3,700	1%
Asia/Pacific	4,781	5,600	17%

Total Machinery and Engines	38,869	39,500	2%

Financial Products[2]	2,648	3,050	15%

Total	$41,517	$42,550	2.5%

[1]	The Consolidated Operating Profit chart below reflects sales and revenues at the midpoint of the range.
[2]	Does not include revenues earned from Machinery and Engines of $400 million and $466 million in 2007 and 2006, respectively.

1 The PPS outlook is between $5.20 and $5.70. The above chart illustrates operating profit at the midpoint of this profit range. Each of the stair steps in the chart may individually vary within the outlook range.

2 Other includes the impact of currency, consolidating adjustments, M&E other operating expenses, operating profit of Progress Rail and the effects of rounding.

We expect on-highway truck engine units to decline approximately 50 percent in 2007. We expect a disproportionate share of the decline will occur in the first quarter. The drop in U.S. housing will have a significant impact on our sales of small and compact machines in North America. We estimate the combined impact of these two factors will negatively impact first quarter 2007 operating profit by about $200 million compared with first quarter 2006.

We expect our effective tax rate for 2007 will increase to 32 percent, approximately three percentage points from the 2006 rate of 29 percent, primarily due to the phase out of extraterritorial income exclusion (ETI). The American Jobs Creation Act provides for the phase out of ETI with 80 percent of the benefit in 2005, 60 percent of the benefit in 2006 and complete phase out in 2007.

Capital expenditures (excluding equipment leased to others) are expected to be approximately $1.80 billion, compared with approximately $1.60 billion in 2006 as we continue to invest in new product programs and add capacity.

* * *
The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Item 1A of this Form 10-K.

SUPPLEMENTAL STOCKHOLDER INFORMATION
Stockholder Services:

Registered stockholders should contact:
Stock Transfer Agent		Caterpillar Assistant Secretary
Mellon Investor Services		Laurie J. Huxtable
P.O. Box 3315		Assistant Secretary
South Hackensack, NJ 07606-3315		Caterpillar Inc.
Phone:	(866) 203-6622 (U.S. and Canada)	100 N.E. Adams Street
	(201) 680-6578 (Outside U.S. and Canada)	Peoria, IL 61629-7310
Hearing Impaired:	(800) 231-5469 (U.S. or Canada)	Phone:	(309) 675-4619
	(201) 680-6610 (Outside U.S. or Canada)	Fax:	(309) 675-6620
Internet:	www.melloninvestor.com	E-mail:	CATshareservices@CAT.com
Shares held in Street Position
Stockholders that hold shares through a street position should contact their bank or broker with questions regarding those shares.

Stock Purchase Plan:

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Transfer Agent. Current stockholders can get more information on the program from our Transfer Agent using the contact information provided above. Non-stockholders can request program materials by calling: (800) 842-7629 (U.S. and Canada) or (201) 680-6578 (outside the U.S. and Canada). The Investor Services Program materials are available on-line from Mellon's website or linked from www.CAT.com/dspp.

Investor Relations:

Institutional analysts, portfolio managers, and representatives of financial institutions seeking additional information about the Company should contact:
Director of Investor Relations
Mike DeWalt	Phone:	(309) 675-4549
Caterpillar Inc.	Fax:	(309) 675-4457
100 N.E. Adams Street	E-mail:	CATir@CAT.com
Peoria, IL 61629-5310	Internet:	www.CAT.com/investor

Common Stock (NYSE: CAT)

Listing Information: Caterpillar common stock is listed on the New York and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland. Caterpillar voluntarily delisted from the NYSE Arca Exchange (formerly Pacific Stock Exchange) in January 2007.

Compliance: For 2006, Caterpillar filed Annual CEO Certifications in compliance with New York and NYSE Arca stock exchange rules and CEO/CFO certifications in compliance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are included as exhibits to our Form 10-K filing for the relevant fiscal year.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2006		2005[1]

Quarter	High	Low	High	Low

First	$77.21	$57.05	$49.98	$43.20
Second	$82.03	$64.41	$51.49	$41.31
Third	$75.43	$62.09	$59.88	$47.43
Fourth	$70.92	$58.82	$59.84	$48.25

[1] Price ranges reflect July 2005 2-for-1 stock split.

Number of Stockholders: Stockholders of record at year-end totaled 39,075, compared with 38,329 at the end of 2005. Approximately 63 percent of our issued shares are held by institutions and banks, 30 percent by individuals, and 7 percent by employees through company investment plans.

Caterpillar qualified investment plans held 40,025,772 shares at year-end, including 5,087,149 shares acquired during 2006. Non-U.S. employee stock purchase plans held an additional 4,848,066 shares at year-end, including 721,024 shares acquired during 2006.

Company Information

Current information -
➢  phone our Information Hotline - (800) 228-7717 (U.S. or Canada) or (858) 244-2080 (outside U.S. or Canada) to request company publications by mail, listen to a summary of Caterpillar’s latest financial results and current outlook, or to request a copy of results by fax or mail
➢  request, view, or download materials on-line or register for email alerts by visiting www.CAT.com/materialsrequest

Historical information -
➢  view/download on-line at www.CAT.com/historical

Annual Meeting

On Wednesday, June 13, 2007, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Q Center in St. Charles, Illinois. Proxy materials are being sent to stockholders with this report on or about April 28, 2007.

Internet

Visit us on the Internet at www.CAT.com. Information contained on our website is not incorporated by reference into this document.

DIRECTORS AND OFFICERS

Directors/Committee Membership (as of December 31, 2006)
	Audit	Compensation	Governance	Public Policy
W. Frank Blount			Ö*
John R. Brazil	Ö
Daniel M. Dickinson		Ö
John T. Dillon	Ö
Eugene V. Fife	Ö*
Gail D. Fosler			Ö
Juan Gallardo				Ö
David R. Goode	Ö
Peter A. Magowan			Ö
William A. Osborn		Ö*
James W. Owens
Charles D. Powell				Ö*
Edward B. Rust, Jr.		Ö
Joshua I. Smith		Ö		Ö
* Chairman of Committee

OFFICERS (as of December 31, 2006, except as noted)

James W. Owens	Chairman and Chief Executive Officer
Stuart L. Levenick	Group President
Douglas R. Oberhelman	Group President
Gerald L. Shaheen	Group President
Gérard R. Vittecoq	Group President
Steven H. Wunning	Group President
Kent M. Adams	Vice President
William P. Ainsworth	Vice President
Ali M. Bahaj	Vice President
Sidney C. Banwart	Vice President
Michael J. Baunton	Vice President
Rodney C. Beeler	Vice President
Mary H. Bell	Vice President
James B. Buda	Vice President, General Counsel and Secretary
David B. Burritt	Vice President and Chief Financial Officer
Rodney L. Bussell	Vice President
Christopher C. Curfman	Vice President
Paolo Fellin	Vice President
Steven L. Fisher	Vice President
Thomas A. Gales	Vice President
Stephen A. Gosselin	Vice President
Hans A. Haefeli	Vice President
John S. Heller	Vice President
Richard P. Lavin	Vice President
William D. Mayo	Vice President
Daniel M. Murphy	Vice President
Gerald Palmer[1]	Vice President
James J. Parker	Vice President
Mark R. Pflederer	Vice President
Edward J. Rapp	Vice President
William J. Rohner	Vice President
Christiano V. Schena	Vice President
William F. Springer	Vice President
Gary A. Stampanato	Vice President
Gary A. Stroup	Vice President
James D. Waters	Vice President
Robert T. Williams	Vice President
Bradley M. Halverson	Controller
Kevin E. Colgan	Treasurer
Robin D. Beran	Assistant Treasurer
Tinkie E. Demmin	Assistant Secretary
Laurie J. Huxtable	Assistant Secretary
[1] Retired effective December 31, 2006