Form 10-K, Exhibit 13
period 2007-12-31
CATERPILLAR INC
filed 2008-02-22
CIK 18230

EXHIBIT 13

CATERPILLAR INC.
GENERAL AND FINANCIAL INFORMATION
2007

TABLE OF CONTENTS

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements and Notes
Five-year Financial Summary
Management's Discussion and Analysis (MD&A)
Overview
2007 Compared with 2006
Fourth Quarter 2007 Compared with Fourth Quarter 2006
2006 Compared with 2005
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

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we concluded that, as of December 31, 2007, the company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report appears on page A-4.

/s/ James W. Owens
James W. Owens Chairman of the Board and Chief Executive Officer

/s/ David B. Burritt
David B. Burritt Vice President and Chief Financial Officer
February 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Caterpillar Inc.:

In our opinion, the accompanying consolidated statement of financial position and the related statements of consolidated results of operations, changes in stockholders' equity, and cash flow, including pages A-5 through A-39, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page A-3.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1L to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in 2007.  As discussed in Note 1N and 1L, respectively, the Company changed the manner in which it accounts for stock-based compensation in 2006 and the manner in which it accounts for defined benefit pension and other postretirement plans, effective December 31, 2006.

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

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Peoria, Illinois
February 21, 2008

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENT 1	Caterpillar Inc.
Consolidated Results of Operations for the Years Ended December 31 (Dollars in millions except per share data)

	2007	2006	2005
Sales and revenues:
Sales of Machinery and Engines	$41,962	$38,869	$34,006
Revenues of Financial Products	2,996	2,648	2,333
Total sales and revenues	44,958	41,517	36,339

Operating costs:
Cost of goods sold	32,626	29,549	26,558
Selling, general and administrative expenses	3,821	3,706	3,190
Research and development expenses	1,404	1,347	1,084
Interest expense of Financial Products	1,132	1,023	768
Other operating expenses	1,054	971	955
Total operating costs	40,037	36,596	32,555

Operating profit	4,921	4,921	3,784

Interest expense excluding Financial Products	288	274	260
Other income (expense)	320	214	377

Consolidated profit before taxes	4,953	4,861	3,901

Provision for income taxes	1,485	1,405	1,120
Profit of consolidated companies	3,468	3,456	2,781

Equity in profit (loss) of unconsolidated affiliated companies	73	81	73

Profit	$3,541	$3,537	$2,854

Profit per common share	$5.55	$5.37	$4.21

Profit per common share – diluted [1]	$5.37	$5.17	$4.04

Weighted-average common shares outstanding (millions)
- Basic	638.2	658.7	678.4
- Diluted [1]	659.5	683.8	705.8

Cash dividends declared per common share	$1.38	$1.15	$.96

[1]	Diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.
See accompanying notes to Consolidated Financial Statements.

STATEMENT 2	Caterpillar Inc.
Consolidated Financial Position at December 31 (Dollars in millions)

	2007	2006	2005
Assets
Current assets:
Cash and short-term investments	$1,122	$530	$1,108
Receivables – trade and other	8,249	8,607	7,906
Receivables – finance	7,503	6,804	6,442
Deferred and refundable income taxes	816	733	255
Prepaid expenses and other current assets	583	638	2,250
Inventories	7,204	6,351	5,224
Total current assets	25,477	23,663	23,185

Property, plant and equipment – net	9,997	8,851	7,988
Long-term receivables – trade and other	685	860	1,037
Long-term receivables – finance	13,462	11,531	10,301
Investments in unconsolidated affiliated companies	598	562	565
Noncurrent deferred and refundable income taxes	1,553	1,949	857
Intangible assets	475	387	424
Goodwill	1,963	1,904	1,451
Other assets	1,922	1,742	1,745
Total assets	$56,132	$51,449	$47,553

Liabilities
Current liabilities:
Short-term borrowings:
Machinery and Engines	$187	$165	$871
Financial Products	5,281	4,990	4,698
Accounts payable	4,723	4,085	3,412
Accrued expenses	3,178	2,923	2,617
Accrued wages, salaries and employee benefits	1,126	938	1,601
Customer advances	1,442	921	454
Dividends payable	225	194	168
Other current liabilities	951	1,145	1,012
Long-term debt due within one year:
Machinery and Engines	180	418	340
Financial Products	4,952	4,043	4,159
Total current liabilities	22,245	19,822	19,332

Long-term debt due after one year:
Machinery and Engines	3,639	3,694	2,717
Financial Products	14,190	13,986	12,960
Liability for postemployment benefits	5,059	5,879	3,161
Other liabilities	2,116	1,209	951
Total liabilities	47,249	44,590	39,121
Commitments and contingencies (Notes 22 and 23)
Stockholders’ equity
Common stock of $1.00 par:
Authorized shares: 900,000,000 Issued shares: (2007, 2006 and 2005 – 814,894,624) at paid-in amount	2,744	2,465	1,859
Treasury stock (2007 – 190,908,490 shares; 2006 – 169,086,448 shares and 2005 – 144,027,405 shares) at cost	(9,451)	(7,352)	(4,637)
Profit employed in the business	17,398	14,593	11,808
Accumulated other comprehensive income	(1,808)	(2,847)	(598)
Total stockholders’ equity	8,883	6,859	8,432
Total liabilities and stockholders’ equity	$56,132	$51,449	$47,553

See accompanying notes to Consolidated Financial Statements.

STATEMENT 3			Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31 (Dollars in millions)

				Accumulated other comprehensive income
	Common stock	Treasury stock	Profit employed in the business	Foreign currency translation	Pension & other post- retirement benefits[1]	Derivative financial instruments	Available-for-sale securities	Total
Balance at December 31, 2004	$1,231	$(3,277)	$9,937	$489	$(1,041)	$110	$18	$7,467
Profit	—	—	2,854	—	—	—	—	2,854
Foreign currency translation	—	—	—	(187)	—	—	—	(187)
Minimum pension liability adjustment, net of tax of $36	—	—	—	—	107	—	—	107
Derivative financial instruments
Gains (losses) deferred, net of tax of $1	—	—	—	—	—	(3)	—	(3)
(Gains) losses reclassified to earnings, net of tax of $46	—	—	—	—	—	(89)	—	(89)
Available-for-sale securities
Gains (losses) deferred, net of tax of $3	—	—	—	—	—	—	3	3
(Gains) losses reclassified to earnings, net of tax of $1	—	—	—	—	—	—	(5)	(5)
Comprehensive income								2,680
Dividends declared	—	—	(645)	—	—	—	—	(645)
Common shares issued from treasury stock for stock-based compensation: 18,912,521	156	324	—	—	—	—	—	480
Tax benefits from stock-based compensation	134	—	—	—	—	—	—	134
Shares repurchased: 33,919,200	—	(1,684)	—	—	—	—	—	(1,684)
Impact of 2–for–1 stock split	338	—	(338)	—	—	—	—	—
Balance at December 31, 2005	1,859	(4,637)	11,808	302	(934)	18	16	8,432
Profit	—	—	3,537	—	—	—	—	3,537
Foreign currency translation	—	—	—	169	—	—	—	169
Minimum pension liability adjustment, net of tax of $97	—	—	—	—	229	—	—	229
Derivative financial instruments
Gains (losses) deferred, net of tax of $40	—	—	—	—	—	73	—	73
(Gains) losses reclassified to earnings, net of tax of $26	—	—	—	—	—	(43)	—	(43)
Available-for-sale securities
Gains (losses) deferred, net of tax of $8	—	—	—	—	—	—	17	17
(Gains) losses reclassified to earnings, net of tax of $12	—	—	—	—	—	—	(23)	(23)
Comprehensive income	—	—	—	—	—	—	—	3,959
Incremental adjustment to adopt SFAS 158, net of tax of $1,494	—	—	—	—	(2,671)	—	—	(2,671)
Dividends declared	—	—	(752)	—	—	—	—	(752)
Common shares issued from treasury stock for stock-based compensation: 15,207,055	73	341	—	—	—	—	—	414
Stock-based compensation expense	137	—	—	—	—	—	—	137
Tax benefits from stock-based compensation	170	—	—	—	—	—	—	170
Shares repurchased: 45,608,000	—	(3,208)	—	—	—	—	—	(3,208)
Share issued for Progress Rail Services, Inc. acquisition: 5,341,902	226	152	—	—	—	—	—	378
Balance at December 31, 2006	$2,465	$(7,352)	$14,593	$471	$(3,376)	$48	$10	$6,859

(Continued)

STATEMENT 3	Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31 (Continued) (Dollars in millions)

				Accumulated other comprehensive income
	Common stock	Treasury stock	Profit employed in the business	Foreign currency translation	Pension & other post- retirement benefits[1]	Derivative financial instruments	Available-for-sale securities	Total
Balance at December 31, 2006	$2,465	$(7,352)	$14,593	$471	$(3,376)	$48	$10	$6,859
Adjustment to adopt FIN 48	—	—	141	—	—	—	—	141
Balance at January 1, 2007	2,465	(7,352)	14,734	471	(3,376)	48	10	7,000
Profit	—	—	3,541	—	—	—	—	3,541
Foreign currency translation	—	—	—	278	—	—	—	278
Pension and other postretirement benefits
Current year actuarial gain/(loss), net of tax of $271	—	—	—	—	537	—	—	537
Amortization of actuarial (gain)/loss, net of tax of $123	—	—	—	—	228	—	—	228
Current year prior service cost, net of tax of $1	—	—	—	—	(2)	—	—	(2)
Amortization of prior service cost, net of tax of $10	—	—	—	—	17	—	—	17
Amortization of transition asset/obligation, net of tax of $1	—	—	—	—	2	—	—	2
Derivative financial instruments
Gains (losses) deferred, net of tax of $27	—	—	—	—	—	51	—	51
(Gains) losses reclassified to earnings, net of tax of $45	—	—	—	—	—	(80)	—	(80)
Available-for-sale securities
Gains (losses) deferred, net of tax of $8	—	—	—	—	—	—	14	14
(Gains) losses reclassified to earnings, net of tax of $3	—	—	—	—	—	—	(6)	(6)
Comprehensive income								4,580
Dividends declared	—	—	(877)	—	—	—	—	(877)
Common shares issued from treasury stock for stock-based compensation: 11,710,958	22	306	—	—	—	—	—	328
Stock-based compensation expense	146	—	—	—	—	—	—	146
Tax benefits from stock-based compensation	167	—	—	—	—	—	—	167
Shares repurchased: 33,533,000	—	(2,405)	—	—	—	—	—	(2,405)
Stock repurchase derivative contracts	(56)	—	—	—	—	—	—	(56)
Balance at December 31, 2007	$2,744	$(9,451)	$17,398	$749	$(2,594)	$19	$18	$8,883

[1]
Pension and other postretirement benefits includes net adjustments for unconsolidated companies of $(9) million, $(6) million and $11 million, and the ending balances of $(52) million,  $(43) million and $(37) million for the years 2007, 2006 and 2005, respectively.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 4	Caterpillar Inc.
Consolidated Statement of Cash Flow for the Years Ended December 31 (Millions of dollars)

	2007	2006	2005
Cash flow from operating activities:
Profit	$3,541	$3,537	$2,854
Adjustments for non-cash items:
Depreciation and amortization	1,797	1,602	1,477
Other	199	197	(20)
Changes in assets and liabilities:
Receivables – trade and other	899	(148)	(970)
Inventories	(745)	(827)	(568)
Accounts payable and accrued expenses	618	670	532
Customer advances	576	511	(26)
Other assets – net	66	(262)	(882)
Other liabilities – net	984	519	716
Net cash provided by (used for) operating activities	7,935	5,799	3,113
Cash flow from investing activities:
Capital expenditures – excluding equipment leased to others	(1,700)	(1,593)	(1,201)
Expenditures for equipment leased to others	(1,340)	(1,082)	(1,214)
Proceeds from disposals of property, plant and equipment	408	572	637
Additions to finance receivables	(13,946)	(10,522)	(10,334)
Collections of finance receivables	10,985	8,094	7,057
Proceeds from sale of finance receivables	866	1,067	900
Investments and acquisitions (net of cash acquired)	(229)	(513)	(13)
Proceeds from release of security deposit	290	—	530
Proceeds from sale of available-for-sale securities	282	539	257
Investments in available-for-sale securities	(485)	(681)	(338)
Other – net	461	323	194
Net cash provided by (used for) investing activities	(4,408)	(3,796)	(3,525)
Cash flow from financing activities:
Dividends paid	(845)	(726)	(618)
Common stock issued, including treasury shares reissued	328	414	482
Payment for stock repurchase derivative contracts	(56)	—	—
Treasury shares purchased	(2,405)	(3,208)	(1,684)
Excess tax benefit from stock-based compensation	155	169	—
Proceeds from debt issued (original maturities greater than three months):
— Machinery and Engines	224	1,445	574
— Financial Products	10,815	9,824	14,000
Payments on debt (original maturities greater than three months):
— Machinery and Engines	(598)	(839)	(654)
— Financial Products	(10,290)	(9,536)	(10,966)
Short-term borrowings (original maturities three months or less) – net	(297)	(136)	19
Net cash provided by (used for) financing activities	(2,969)	(2,593)	1,153
Effect of exchange rate changes on cash	34	12	(78)
Increase (decrease) in cash and short-term investments	592	(578)	663
Cash and short-term investments at beginning of period	530	1,108	445
Cash and short-term investments at end of period	$1,122	$530	$1,108

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
We operate in three principal lines of business:
(1)
Machinery— A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

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

Machines are distributed principally through a worldwide organization of dealers (dealer network), 53 located in the United States and 128 located outside the United States. Worldwide, these dealers serve 182 countries and operate 3,645 places of business, including 1,606 dealer rental outlets. Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through a worldwide network of 132 distributors located in 181 countries along with 3,500 supporting dealers. The FG Wilson branded electric power generation systems are sold through a worldwide network of 200 dealers located in 180 countries. Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers' principal business. Turbines and large medium speed reciprocating engines are sold through sales forces employed by the company. At times, these employees are assisted by independent sales representatives.

Manufacturing activities of the Machinery and Engines lines of business are conducted in 95 plants in the United States; 12 in the United Kingdom; nine in Italy; eight in Mexico; seven in China; five in France; four in Canada; three each in Australia, Brazil, India, The Netherlands, Northern Ireland and Poland; two each in Germany, Indonesia and Japan; and one each in Belgium, Hungary, Malaysia, Nigeria, Russia, Scotland, South Africa, Switzerland and Tunisia. Thirteen parts distribution centers are located in the United States and 14 are located outside the United States.

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

Prepaid expenses and other current assets in Statement 2 include prepaid rent, prepaid insurance and other prepaid items.  In addition, at December 31, 2006, this line included a security deposit of $249 million related to a deposit obligation due in 2007 (see Note 16 for further discussion).  At December 31, 2005 prepaid expenses related to our pension plans of $1.95 billion were also included in this line.  No such prepaid pension asset existed at December 31, 2007 or 2006 as a result of our adoption of SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." See Notes 1L and 14 for further discussion.

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

Our standard invoice terms are established by marketing region. When a sale is made to a dealer, the dealer is responsible for payment even if the product is not sold to an end customer and must make payment within the standard terms to avoid interest costs. Interest at or above prevailing market rates is charged on any past due balance. Our policy is to not forgive this interest. In 2007, 2006 and 2005 terms were extended to not more than one year for $219 million, $49 million and $287 million of receivables, respectively. For 2007, 2006 and 2005, these amounts represent less than 1% of consolidated sales.

Sales with payment terms of two months or more were as follows:

	(Dollars in millions)
	2007		2006		2005
Payment Terms (months)	Sales	Percent of Sales	Sales	Percent of Sales	Sales	Percent of Sales
2	$1,747	4.2%	$1,481	3.8%	$261	0.8%
3	2,047	4.9%	636	1.6%	548	1.6%
4	524	1.2%	336	0.9%	262	0.8%
5	964	2.3%	1,228	3.2%	916	2.7%
6	4,499	10.7%	8,516	21.9%	8,147	23.9%
7-12	240	0.6%	272	0.7%	345	1.0%
	$10,021	23.9%	$12,469	32.1%	$10,479	30.8%

We establish a bad debt allowance for Machinery and Engines receivables when it becomes probable that the receivable will not be collected. Our allowance for bad debts is not significant.  In 2006, we wrote off approximately $70 million of receivables in conjunction with settlement of various legal disputes with Navistar International Corporation.  No significant write-offs of Machinery and Engines receivables were made during 2007 or 2005.

Revenues of Financial Products primarily represent the following Cat Financial revenues:

•
Retail (end-customer) finance revenue on finance leases and installment sale contracts is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance.  Revenue on retail notes is recognized based on the daily balance of retail receivables outstanding and the applicable effective interest rate.

•	Operating lease revenue is recorded on a straight-line basis in the period earned over the life of the contract.

•
Wholesale (dealer) finance revenue on installment contracts and finance leases is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance.  Revenue on wholesale notes is recognized based on the daily balance of wholesale receivables outstanding and the applicable effective interest rate.

•	Loan origination and commitment fees are deferred and then amortized to revenue using the interest method over the life of the finance receivables.

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

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 75% of total inventories at December 31, 2007 and 2006, and about 80% of total inventories at December 31, 2005.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,617 million, $2,403 million and $2,345 million higher than reported at December 31, 2007, 2006 and 2005, respectively.

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

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2007, 2006 and 2005, Cat Financial depreciation on equipment leased to others was $671 million, $631 million and $615 million, respectively, and was included in "Other operating expenses" in Statement 1. In 2007, 2006 and 2005 consolidated depreciation expense was $1,725 million, $1,554 million and $1,444 million, respectively. Amortization of purchased intangibles is computed principally using the straight-line method, generally not to exceed a period of 20 years.

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

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices.  In addition, the amount of Caterpillar stock that can be repurchased under our stock repurchase program is impacted by movements in the price of the stock.  Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate, commodity price and Caterpillar stock price exposures.  Our policy specifies that derivatives are not to be used for speculative purposes.  Derivatives that we use are primarily foreign currency forward and option contracts, interest rate swaps and commodity forward and option contracts.  Our derivative activities are subject to the management, direction and control of our senior financial officers.  Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the Board of Directors at least annually.

Payments for stock repurchase derivatives are accounted for as a reduction in stockholders’ equity. All other derivatives are recognized on the Consolidated Financial Position at their fair value. On the date the derivative contract is entered, we designate the derivative as (1) a hedge of the fair value of a recognized liability ("fair value" hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid ("cash flow" hedge), or (3) an "undesignated" instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged on the Consolidated Statement of Cash Flow.  Cash flows from undesignated derivative financial instruments are included in the investing category on the Consolidated Statement of Cash Flow.

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

SFAS 155 – In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155), “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140.”  SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to separate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis.  This new accounting standard was effective January 1, 2007.  The adoption of SFAS 155 did not have a material impact on our financial statements.

SFAS 156 – In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS 156), “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140.”  SFAS 156 requires that all separately recognized servicing rights be initially measured at fair value, if practicable.  In addition, this Statement permits an entity to choose between two measurement methods (amortization method or fair value measurement method) for each class of separately recognized servicing assets and liabilities.  This new accounting standard was effective January 1, 2007.  The adoption of SFAS 156 did not have a material impact on our financial statements.

FIN 48 – In July 2006, the FASB issued FIN 48  “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies that a tax position must be more likely than not of being sustained before being recognized in the financial statements. As required, we adopted the provisions of FIN 48 as of January 1, 2007.  The following table summarizes the effect of the initial adoption of FIN 48. See Note 5 for additional information.

Initial adoption of FIN 48
(Millions of dollars)	January 1, 2007 Prior to FIN 48 Adjustment	FIN 48 Adjustment	January 1, 2007 Post FIN 48 Adjustment
Deferred and refundable income taxes	$733	$82	$815
Noncurrent deferred and refundable income taxes	1,949	211	2,160
Other current liabilities	1,145	(530)	615
Other liabilities	1,209	682	1,891
Profit employed in the business	14,593	141	14,734

SFAS 157 – In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.” SFAS 157 provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it. In addition, the Statement expands disclosures about fair value measurements. In February 2008, the FASB issued final Staff Positions that will (1) defer the effective date of this Statement for one year for certain nonfinancial assets and nonfinancial liabilities and (2) remove certain leasing transactions from the scope of the Statement.  We will apply this new accounting standard to all other fair value measurements effective January 1, 2008. We do not expect the adoption to have a material impact on our financial statements.

SFAS 158 – In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R).”  SFAS 158 requires recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet.  Under SFAS 158, gains and losses, prior service costs and credits and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income (loss), net of tax effects, until they are amortized as a component of net periodic benefit cost. Also, the measurement date – the date at which the benefit obligation and plan assets are measured – is required to be the company’s fiscal year-end.

As required by SFAS 158, we adopted the balance sheet recognition provisions at December 31, 2006, and will adopt the year-end measurement date in 2008.  We do not expect the adoption of the year-end measurement date will have a material impact on our financial statements. SFAS 87 required the recognition of an additional minimum liability (AML) if the market value of plan assets was less than the accumulated benefit obligation at the end of the measurement date.  The AML was eliminated upon the adoption of SFAS 158.  The following summarizes the effect of the required changes in the AML, as well as the impact of the initial adoption of SFAS 158, as of December 31, 2006. See Note 14 for additional information regarding postemployment benefits.

Initial adoption of SFAS 158
(Millions of dollars)	December 31, 2006 Prior to AML and SFAS 158 Adjustments	AML Adjustment per SFAS 87	SFAS 158 Adjustment	December 31, 2006 Post AML and SFAS 158 Adjustments
Prepaid expenses and other current assets	$2,467	$—	$(1,829)	$638
Investments in unconsolidated affiliated companies	568	—	(6)	562
Deferred income taxes	552	(97)	1,494	1,949
Intangible assets	639	(60)	(192)	387
Accrued wages, salaries and employee benefits	1,440	—	(502)	938
Liability for postemployment benefits	3,625	(386)	2,640	5,879
Accumulated other comprehensive income	(405)	229	(2,671)	(2,847)

SFAS 159 – In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), “The Fair Value Option for Financial Assets & Financial Liabilities – including an amendment of SFAS No. 115.” SFAS 159 will create a fair value option under which an entity may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities on a contract by contract basis, with changes in fair values recognized in earnings as these changes occur. SFAS 159 will become effective for fiscal years beginning after November 15, 2007. We will adopt this new accounting standard on January 1, 2008.  We do not expect the adoption to have a material impact on our financial statements.

SFAS 141R  & SFAS 160  – In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) (SFAS 141R), “Business Combinations,” and No. 160 (SFAS 160), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed. Further, SFAS 141R also changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs.  Under SFAS 160, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests will be treated as equity transactions. SFAS 141R and SFAS 160 will become effective for fiscal years beginning after December 15, 2008. We will adopt these new accounting standards on January 1, 2009.  We are currently reviewing the impact of SFAS 141R and SFAS 160 on our financial statements and expect to complete this evaluation in 2008.

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

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS 123R), “Share-Based Payment” using the modified prospective transition method. SFAS 123R requires all stock–based payments to be recognized in the financial statements based on the grant date fair value of the award.  Under the modified prospective transition method, we are required to record stock-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding as of the date of adoption. In accordance with the modified prospective transition method, our Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.  See Note 2 for additional information regarding stock-based compensation.

Prior to the adoption of SFAS 123R, we used the intrinsic value method of accounting for stock-based employee compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method no compensation expense was recognized in association with our stock awards. The following table illustrates the effect on profit and profit per share if we had applied SFAS 123R for the 2005 grant using the lattice-based option-pricing model:

Year ended December 31,
(Dollars in millions except per share data)	2005
Profit, as reported	$2,854
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(135)
Pro forma profit	$2,719

Profit per share of common stock:
As reported:
Basic	$4.21
Diluted	$4.04
Pro forma:
Basic	$4.01
Diluted	$3.85

2.	Stock-based compensation

Stock Incentive Plans

In 1996, stockholders approved the Stock Option and Long-Term Incentive Plan (the 1996 Plan), which expired in April of 2006.  The 1996 Plan reserved 144 million shares of common stock for issuance (128 million under this plan and 16 million under prior plans).  On June 14, 2006, stockholders approved the 2006 Caterpillar Long-Term Incentive Plan (the 2006 Plan).  The 2006 non-employee Directors’ grant was issued from this plan.  The 2006 Plan reserves 37.6 million shares for issuance (20 million under the 2006 Plan and 17.6 million transferred from the 1996 Plan).   The plans primarily provide for the granting of stock options, stock-settled stock appreciation rights (SARs) and restricted stock units (RSUs) to Officers and other key employees, as well as non-employee Directors. Stock options permit a holder to buy Caterpillar stock at the stock's price when the option was granted. SARs permit a holder the right to receive the value in shares of the appreciation in Caterpillar stock that occurred from the date the right was granted up to the date of exercise.  A restricted stock unit (RSU) is an agreement to issue shares of Caterpillar stock at the time of vesting.

Our long-standing practices and policies specify all stock-based compensation awards are approved by the Compensation Committee (the Committee) of the Board of Directors on the date of grant.  The stock-based award approval process specifies the number of awards granted, the terms of the award and the grant date.  The same terms and conditions are consistently applied to all employee grants, including Officers. The Committee approves all individual Officer grants.  The number of stock-based compensation awards  included in an individual’s award is determined based on the methodology approved by the Committee.  Prior to 2007, the terms of the 1996 Stock Option and Long-Term Incentive Plan (which expired in April of 2006) provided for the exercise price methodology to be the average of the high and low price of our stock on the date of grant.  In 2007, under the terms of the Caterpillar Inc. 2006 Long-Term Incentive Plan (approved by stockholders in June of 2006), the Compensation Committee approved the exercise price methodology to be the closing price of the Company stock on the date of the grant.

Common stock issued from Treasury stock under the plans totaled 11,710,958 for 2007, 15,207,055 for 2006 and 18,912,521 for 2005.

In order to better align our employee stock option program with the overall market, the number of options granted in 2005 was significantly reduced from the previous year.  In response to this decrease, we elected to immediately vest the 2005 grant.  In order to further align our stock award program with the overall market, we adjusted our 2006 grant by reducing the overall number of employee awards granted and utilizing a mix of SARs and option awards.  In 2007 to further align our stock award program with the overall market, we adjusted our 2007 grant by reducing the overall number of employee awards and utilizing RSUs in addition to the SARs and option awards.  RSUs were granted to 3,300 employees with a 2007 compensation cost of $19 million. The 2007 and 2006 awards generally vest three years after the date of grant.  At grant, SARs and option awards have a term life of ten years.  Upon separation from service, if the participant is 55 years of age or older with more than ten years of service, the participant meets the criteria for a “Long Service Separation".  If the “Long Service Separation” criteria are met, the vested options/SARs will have a life that is the lesser of 10 years from the original grant date or five years from the separation date.

Our stock-based compensation plans allow for the immediate vesting upon separation for employees who meet the criteria for a “Long Service Separation” and who have fulfilled the requisite service period of six months.  Prior to the adoption of SFAS 123R, compensation expense for awards associated with these employees had been recognized in the pro forma net profit over the nominal vesting period.  With the adoption of SFAS 123R, compensation expense is now recognized over the period from the grant date to the end date of the requisite service period for employees who meet the immediate vesting upon retirement requirements.  For those employees who become eligible for immediate vesting upon retirement subsequent to the requisite service period and prior to the completion of the vesting period, compensation expense is recognized over the period from grant date to the date eligibility is achieved.  Application of the nominal vesting period for these employees for the year ended December 31, 2005 decreased pro forma profit by $13 million.

SFAS 123R requires companies to estimate the fair value of options/SARs on the date of grant using an option-pricing model. In 2007, 2006 and 2005, the fair value of the option/SAR grant was estimated using a lattice-based option-pricing model.  The lattice-based option-pricing model considers a range of assumptions related to volatility, risk-free interest rate and historical employee behavior.  Expected volatility was based on historical and current implied volatilities from traded options on our stock. The risk-free rate was based on U.S. Treasury security yields at the time of grant.  The weighted-average dividend yield was based on historical information.  The expected life was determined from the lattice-based model. The lattice-based model incorporated exercise and post vesting forfeiture assumptions based on analysis of historical data. The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2007, 2006 and 2005, respectively.

	Grant Year
	2007	2006	2005
Weighted-average dividend yield	1.68%	1.79%	2.11%
Weighted-average volatility	26.04%	26.79%	26.48%
Range of volatilities	26.03-26.62%	26.56-26.79%	21.99-26.65%
Range of risk-free interest rates	4.40-5.16%	4.34-4.64%	2.38-4.29%
Weighted-average expected lives	8 years	8 years	7 years

The fair value of the RSU grant was determined by reducing the stock price on the day of grant by the present value of the estimated dividends to be paid during the vesting period.  The estimated dividends are based on Caterpillar’s weighted-average dividend yield.

The amount of stock-based compensation expense capitalized for the years ended December 31, 2007 and 2006 did not have a significant impact on our financial statements.  Prior to our adoption of SFAS 123R, stock-based compensation was not capitalized in our pro forma disclosure.

At December 31, 2007, there was $121 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested stock-based awards.  The compensation expense is expected to be recognized over a weighted-average period of approximately 1.8 years.

Please refer to Tables I and II below for additional information on our stock-based awards.

The following table summarizes the effect of the adoption of SFAS 123R:

(Dollars in millions except per share data)	2006
Stock-based compensation expense, before tax	$137
Stock-based compensation expense, after tax	$92
Income tax benefit recognized in net income	$45
Decrease in profit per share of common stock, basic	$.14
Decrease in profit per share of common stock, diluted	$.09

In 2007, before tax stock-based compensation expense was $146 million with a corresponding income tax benefit of $48 million.

In accordance with Staff Accounting Bulletin No. 107 “Share-based payment,” we classify stock-based compensation within cost of goods sold, selling, general and administrative expenses and research and development expenses corresponding to the same line item as the cash compensation paid to respective employees, officers and non-employee directors.  We do not allocate stock-based compensation to reportable segments.

We currently use shares that have been repurchased through our stock repurchase program to satisfy share award exercises.

TABLE I—Financial Information Related to Stock-based Compensation
	2007		2006		2005
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Stock Options/SARs activity:
Outstanding at beginning of year	68,880,667	$38.60	74,860,582	$32.23	82,448,348	$28.80
Granted to officers and key employees[1]	4,350,974	$63.04	9,720,340	$72.05	12,565,872	$45.64
Granted to outside directors[1]	75,829	$63.04	91,000	$66.77	104,000	$44.90
Exercised	(12,062,847)	$29.41	(15,491,627)	$28.66	(20,086,770)	$26.68
Forfeited / expired	(388,769)	$41.64	(299,628)	$54.13	(170,868)	$24.31
Outstanding at end of year	60,855,854	$42.18	68,880,667	$38.60	74,860,582	$32.23
Exercisable at year-end	47,533,561	$34.65	59,374,295	$33.27	69,848,250	$32.58

RSUs activity:
Outstanding at beginning of year	N/A [2]		N/A		N/A
Granted to officers and key employees	1,282,020		N/A		N/A
Granted to outside directors	—		N/A		N/A
Vested	(9,715)		N/A		N/A
Forfeited	(18,979)		N/A		N/A
Outstanding at end of year	1,253,326		N/A		N/A

Stock options/SARs outstanding and exercisable:
	Outstanding				Exercisable
Exercise Prices	# Outstanding at 12/31/07	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value[3]	# Outstanding at 12/31/07	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value[3]
$19.20 - 22.76	2,181,292	2.47	$19.35	$117	2,181,292	2.47	$19.35	$117
$25.36 - 26.77	8,538,360	4.08	$25.91	403	8,538,360	4.08	$25.91	403
$27.14 - 29.43	10,357,302	5.10	$27.21	475	10,357,302	5.10	$27.21	475
$31.17 - 45.64	25,876,740	6.35	$40.97	830	25,876,740	6.35	$40.97	830
$63.04 - 72.05	13,902,160	8.47	$69.17	54	579,867	8.18	$71.64	1
	60,855,854		$42.18	$1,879	47,533,561		$34.65	$1,826

[1]	Of the 4,426,803 awards granted during the year ended December 31, 2007, 4,195,188 were SARs. Of the 9,811,340 awards granted during the year ended December 31, 2006, 9,479,534 were SARs.
[2]	2007 was the first year stock-based compensation awards included RSUs.
[3]
The difference between a stock award's exercise price and the underlying stock's market price at December 31, 2007, for awards with market price greater than the exercise price. Amounts are in millions of dollars.

The computations of weighted-average exercise prices and aggregate intrinsic values are not applicable to RSUs since an RSU is released to the employee on the date it vests.  At December 31, 2007, there were 1,253,326 outstanding RSUs with a weighted average remaining contractual life of 2.2 years.

TABLE II— Additional Stock-based Award Information

(Dollars in millions except per share data)	2007	2006	2005
Stock Options/SARs activity:
Weighted-average fair value per share of stock awards granted	$20.73	$23.44	$11.95
Intrinsic value of stock awards exercised	$547	$637	$501
Fair value of shares vested	$14	$40	$228
Cash received from stock awards exercised	$322	$411	$478

RSUs activity:
Weighted-average fair value per share of stock awards granted	$59.94	N/A	N/A
Fair value of shares vested	$1	N/A	N/A

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

The tax benefits realized from stock awards exercised for December 31, 2007, 2006 and 2005 were $167 million, $170 million and $134 million, respectively. We use the direct only method and tax law ordering approach to calculate the tax effects of stock-based compensation.  In certain jurisdictions, tax deductions for exercises of stock-based awards did not generate a cash benefit.  A tax benefit of approximately $20 million will be recorded in APIC when these deductions reduce our future income taxes payable.

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

Our Machinery and Engines operations purchase, manufacture and sell products in many locations around the world. As we have a diversified revenue and cost base, we manage our future foreign currency cash flow exposure on a net basis. We use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years.

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, Chinese yuan, euro, Japanese yen, Mexican peso, Singapore dollar, New Zealand dollar or Swiss franc forward or option contracts that meet the requirements for hedge accounting. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Engines foreign currency contracts are undesignated. We designate as fair value hedges specific euro forward contracts used to hedge firm commitments.

As of December 31, 2007, $25 million of deferred net gains (net of tax) included in equity (“Accumulated other comprehensive income” in Statement 2), are expected to be reclassified to current earnings (“Other income (expense)” in Statement 1) over the next twelve months when earnings are affected by the hedged transactions.  The actual amount recorded in “Other income (expense)” will vary based on exchange rates at the time the hedged transactions impact earnings.

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

Gains (losses) included in current earnings [Other income (expense)] on undesignated contracts:
(Millions of dollars)	2007	2006	2005
Machinery and Engines:
On undesignated contracts	$24	$23	$25
Financial Products:
On undesignated contracts	(89)	(19)	58
	$(65)	$4	$83

Gains and losses on the Financial Products contracts above are substantially offset by balance sheet translation gains and losses.

B.	Interest rate risk

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed rate debt. Our practice is to use interest rate swap agreements to manage our exposure to interest rate changes and, in some cases, lower the cost of borrowed funds.

Machinery and Engines operations generally use fixed rate debt as a source of funding.  Our objective is to minimize the cost of borrowed funds.  Our policy allows us to enter into fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps. Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting.  During 2001, our Machinery and Engines operations liquidated all existing fixed-to-floating interest rate swaps. The gain ($5 million at December 31, 2007) is being amortized to earnings ratably over the remaining life of the hedged debt.  Since 2006, we have entered into a total of $400 million of interest rate swaps designated as fair value hedges of our fixed rate long-term debt.

Financial Products operations have a match funding policy that addresses interest rate risk by aligning the interest rate profile (fixed or floating rate) of Cat Financial’s debt portfolio with the interest rate profile of their receivables portfolio within predetermined ranges on an on-going basis. In connection with that policy, we use interest rate derivative instruments to modify the debt structure to match assets within the receivables portfolio. This match funding reduces the volatility of margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move.

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

Financial Products liquidated fixed-to-floating interest rate swaps during 2006, 2005 and 2004, which resulted in deferred net gains.  These gains ($5 million remaining at December 31, 2007) are being amortized to earnings ratably over the remaining life of the hedged debt. Financial Products liquidated floating-to-fixed interest rate swaps during 2007 that resulted in deferred net gains that are being amortized to earnings ratably over the remaining life of the hedged debt.  The unamortized balance of $1 million as of December 31, 2007 will be amortized into Interest expense over the next 12 months.

Gains (losses) included in current earnings [Other income (expense)]:
(Millions of dollars)	2007	2006	2005
Fixed-to-floating interest rate swaps
Machinery and Engines:
Gain (loss) on designated interest rate derivatives	$26	$2	$—
Gain (loss) on hedged debt	(10)	(1)	—
Gain (loss) amortization on liquidated swaps—included in interest expense	3	3	5

Financial Products:
Gain (loss) on designated interest rate derivatives	103	(44)	(71)
Gain (loss) on hedged debt	(103)	44	71
Gain (loss) amortization on liquidated swaps—included in interest expense	2	6	5
	$21	$10	$10

As of December 31, 2007, $2 million of deferred net losses included in equity ("Accumulated other comprehensive income" in Statement 2), related to Financial Products floating-to-fixed interest rate swaps, are expected to be reclassified to current earnings ("Interest expense of Financial Products" in Statement 1) over the next twelve months.

C.	Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our Machinery and Engines operations purchase aluminum, copper and nickel embedded in the components we purchase from suppliers. Our suppliers pass on to us price changes in the commodity portion of the component cost. In addition, we are also subject to price changes on natural gas purchased for operational use.

Our objective is to minimize volatility in the price of these commodities. Our policy allows us to enter into commodity forward and option contracts to lock in the purchase price of a portion of these commodities within a four-year horizon. All such commodity forward and option contracts are undesignated. There were no net gains or losses on undesignated contracts for 2007.  Gains on undesignated contracts of $1 million and $7 million were recorded in current earnings ("Other income (expense)" in Statement 1) in 2006 and 2005, respectively.

D.	Stock repurchase risk

In February 2007, the Board of Directors authorized a $7.5 billion stock repurchase program, expiring on December 31, 2011.  The amount of Caterpillar stock that can be repurchased under the authorization is impacted by movements in the price of the stock.  In August 2007, the Board of Directors authorized the use of derivative contracts to reduce stock repurchase price volatility.

In connection with our stock repurchase program, we entered into capped call transactions (“call”) with a major bank during the fourth quarter 2007 for 3.5 million shares.  We paid the bank approximately $56 million upon the establishment of the calls, which was accounted for as a reduction to stockholders’ equity.  A call permits us to reduce share repurchase price volatility by providing a floor and cap on the price at which the 3.5 million shares can be repurchased.  The floor, cap and strike prices for the calls were based upon the average purchase price paid by the bank to purchase our common stock to hedge these transactions.  Each call will mature and be exercisable within one year after the call was established.  If we exercise a call, we can elect to settle the transaction with the bank by physical settlement (paying cash and receiving shares), cash settlement (receiving a net amount of cash) or net share settlement (receiving a net amount of shares).  We will continue to use open market purchases in conjunction with the capped call transactions to repurchase our stock.

No shares were repurchased pursuant to this capped call program as of December 31, 2007.

4.	Other income (expense)

	Years ended December 31,
(Millions of dollars)	2007	2006	2005
Investment and interest income	$99	$83	$97
Foreign exchange gains	21	9	148
License fee income	66	61	59
Gains (losses) on sale of securities and affiliated companies	70	35	9
Miscellaneous income (loss)	64	26	64
	$320	$214	$377

5.	Income taxes

The components of profit before taxes were:
	Years ended December 31,
(Millions of dollars)	2007	2006	2005
U.S.	$2,153	$2,642	$2,254
Non-U.S.	2,800	2,219	1,647
	$4,953	$4,861	$3,901

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. However, since such earnings are subject to taxation in more than one country, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision for income taxes were:
	Years ended December 31,
(Millions of dollars)	2007	2006	2005
Current tax provision (credit):
U.S.	$515	$1,342	$683
Non-U.S.	464	373	365
State (U.S.)	92	49	31
	1,071	1,764	1,079

Deferred tax provision (credit):
U.S.	403	(381)	(5)
Non-U.S.	21	23	31
State (U.S.)	(10)	(1)	15
	414	(359)	41
Total provision for income taxes	$1,485	$1,405	$1,120

We paid income taxes of $821 million, $1,465 million and $731 million in 2007, 2006 and 2005, respectively.

Reconciliation of the U.S. federal statutory rate to effective rate:
	Years ended December 31,
	2007	2006	2005
U.S. statutory rate	35.0%	35.0%	35.0%
(Decreases) increases in taxes resulting from:
Benefit of extraterritorial income exclusion	—	(2.1)%	(2.7)%
Non-U.S. subsidiaries taxed at other than 35%	(4.7)%	(3.5)%	(3.2)%
Other—net	(0.3)%	(0.4)%	0.4%
	30.0%	29.0%	29.5%

Discrete items	—	(0.1)%	(0.8)%
Provision for income taxes	30.0%	28.9%	28.7%

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

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. subsidiaries of approximately $7 billion which are considered indefinitely reinvested.  Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.  A deferred tax asset is recognized only if we have definite plans to generate a U.S. tax benefit by repatriating earnings in the foreseeable future.  It is reasonably possible that a change in assertion related to undistributed profits of certain non-U.S. subsidiaries will be made in the next year allowing a reversal of U.S. tax accrued.

Deferred income tax assets and liabilities:
	December 31,
(Millions of dollars)	2007	2006	2005
Deferred income tax assets:
Postemployment benefits other than pensions	$1,490	$1,593	$1,034
Warranty reserves	266	234	216
Unrealized profit excluded from inventories	210	192	176
Tax carryforwards	366	646	523
Deferred compensation	104	83	70
Allowance for credit losses	102	83	86
Pension	270	577	—
Post sale discounts	116	103	62
Other—net	420	270	106
	3,344	3,781	2,273

Deferred income tax liabilities:
Capital and intangible assets	(938)	(906)	(787)
Pension	—	—	(359)
Undistributed profits of non-U.S. subs	(113)	(65)	(52)
	(1,051)	(971)	(1,198)
Valuation allowance for deferred tax assets	(257)	(192)	(79)
Deferred income taxes—net	$2,036	$2,618	$996

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

December 31,
(Millions of dollars)	2007	2006	2005
Assets:
Deferred and refundable income taxes	$612	$733	$255
Noncurrent deferred and refundable income taxes	1,539	1,949	857
	2,151	2,682	1,112
Liabilities:
Other current liabilities	8	9	89
Other liabilities	107	55	27
Deferred income taxes—net	$2,036	$2,618	$996

At December 31, 2007, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

(Millions of dollars)
2008	2009	2010	2011	2012-2022	Unlimited	Total
$—	$—	$1	$1	$32	$574	$608

A valuation allowance has been recorded at certain non-U.S. subsidiaries that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.

At December 31, 2007, approximately $390 million of state tax net operating losses (NOLs) and $97 million of state tax credit carryforwards were available. Of the NOLs, approximately two-thirds expire after 2017. The state tax credit carryforwards expire over the next ten years. We established a valuation allowance for those NOLs and credit carryforwards likely to expire prior to utilization.

We adopted FIN 48, “Accounting for Uncertainty in Income Taxes” as of January 1, 2007. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, follows. The reduction for tax positions related to prior years primarily relates to tax positions for which there was uncertainty about the timing of tax benefits.

Reconciliation of unrecognized tax benefits: [1]
(Millions of dollars)

Balance at January 1, 2007	$742

Additions for tax positions related to current year	62
Additions for tax positions related to prior years	24
Reductions for tax positions related to prior years	(109)
Reductions for settlements	(7)
Reductions for expiration of statute of limitations	(9)
Balance at December 31, 2007	$703

[1]	Foreign currency translation amounts are included within each line as applicable.

At adoption, the amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $486 million.  The corresponding amount at December 31, 2007 was $537 million.

We classify interest and penalties on tax uncertainties as a component of the provision for income taxes.  During the year ended December 31, 2007, the Company recognized approximately $36 million in interest and penalties. The total amount of interest and penalties accrued at December 31, 2007 was $98 million.

It is expected that the amount of unrecognized tax benefits will change in the next 12 months.  However, we do not expect the change to have a significant impact on our consolidated results of operations or financial position.

The Internal Revenue Service (IRS) has completed its field examination of our U.S. tax returns for 1992 to 2004.  For tax years 1992 to 1994, we expect to litigate the unagreed adjustments related to transfer pricing.   We anticipate the appeals process for tax years 1995 to 1999, primarily related to foreign sales corporation commissions, foreign tax credit calculations and research and development credits, will be settled within the next 12 months. For tax years 2000 to 2004, we have entered the appeals process for unagreed adjustments primarily related to export tax benefits.   In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

In our major non-U.S. jurisdictions, tax years are typically subject to examination for three to six years.

6.	Sales and servicing of trade receivables

Our Machinery and Engines operations generate trade receivables from the sale of inventory to dealers and customers. Certain of these receivables are sold to Cat Financial.

Cat Financial has sold interests in a certain pool of trade receivables to third-party commercial paper conduits. In accordance with SFAS 140, the transfers to the conduits are accounted for as sales. Cat Financial services the sold trade receivables and receives an annual servicing fee of approximately 0.5% of the average outstanding principal balance. Consolidated expenses of $15 million, $15 million and $8 million related to the sale of trade receivables were recognized during 2007, 2006 and 2005, respectively, and are included in "Other income (expense)" in Statement 1. As of December 31, 2007, 2006 and 2005, the outstanding principal balance of the sold trade receivables was $240 million.

The remaining interest in that pool of trade receivables as of December 31, 2007, 2006 and 2005 of $1,233 million, $2,718 million and $3,028 million, respectively, is included in "Receivables—trade and other" in Statement 2. The cash collections from these receivables held by Cat Financial, including those attributable to the third-party conduits, are first applied to satisfy any obligations of Cat Financial to the third-party conduits. The third-party conduits have no recourse to Cat Financial's assets, other than the remaining interest, for failure of debtors to pay when due. For Cat Financial's remaining interest in trade receivables, the carrying amount approximated fair value due to the short-term nature of these receivables.

7.	Wholesale inventory receivables

Wholesale inventory receivables are receivables of Cat Financial that arise when Cat Financial provides financing for a dealer's purchase of inventory. These receivables are included in "Receivables—trade and other" and "Long-term receivables—trade and other" in Statement 2 and were $1,496 million, $1,215 million and $1,282 million at December 31, 2007, 2006 and 2005, respectively. Please refer to Note 19 and Table IV for fair value information.

Contractual maturities of outstanding wholesale inventory receivables:
(Millions of dollars)	December 31, 2007
Amounts Due In	Wholesale Installment Contracts	Wholesale Finance Leases	Wholesale Notes	Total
2008	$147	$173	$566	$886
2009	19	78	191	288
2010	16	32	113	161
2011	11	6	13	30
2012	4	1	5	10
Thereafter	—	—	—	—
	197	290	888	1,375
Guaranteed residual value	—	162	—	162
Less: Unearned income	(7)	(21)	(13)	(41)
Total	$190	$431	$875	$1,496

8.	Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 2 are net of an allowance for credit losses.

During 2007, 2006 and 2005, Cat Financial sold certain finance receivables related to retail installment sale contracts and finance leases to special purpose entities (SPEs) as part of their asset-backed securitization program. The SPEs, typically trusts, are considered to be qualifying special purpose entities (QSPEs) and thus, in accordance with SFAS 140, are not consolidated. The QSPEs issue debt to pay for the finance receivables they acquire from Cat Financial.  The primary source for repayment of the debt is the cash flows generated from the finance receivables owned by the QSPEs.  The assets of the QSPEs are legally isolated and are not available to pay the creditors of Cat Financial or any other affiliate of Cat Financial.  For bankruptcy analysis purposes, Cat Financial has sold the finance receivables to the QSPEs in a true sale and the QSPEs are separate legal entities. Cat Financial retained interests in the finance receivables that were sold through their asset-backed securitization program.  The company’s retained interests are generally subordinate to the investors’ interests and are included in “Other assets” in Statement 2. For 2007, subordinated interests included subordinated certificates with an initial fair value of zero, an interest in certain future cash flow (excess) with an initial fair value of $2 million and a reserve account with an initial fair value of $9 million. For 2006, subordinated interests included subordinated certificates with an initial fair value of $4 million, an interest in certain future cash flow (excess) with an initial fair value of $3 million and a reserve account with an initial fair value of $10 million. For 2005, subordinated interests included subordinated certificates with an initial fair value of $8 million, an interest in certain future cash flow (excess) with an initial fair value of $1 million and a reserve account with an initial fair value of $12 million. Net gains of $4 million, $7 million and $12 million were recognized on these transactions in 2007, 2006 and 2005, respectively.

Significant assumptions used to estimate the fair value of the retained interests and subordinated certificates at the time of the transaction were:

	2007	2006	2005
Discount rate	8.4%	11.2%	10.8%
Weighted-average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.0%	1.0%	1.0%

These assumptions are based on our historical experience, market trends and anticipated performance relative to the particular assets securitized.

The company receives annual servicing fees of approximately 1% of the unpaid note value.

As of December 31, 2007, 2006 and 2005, the subordinated retained interests in the public securitizations totaled $49 million, $68 million and  $72 million, respectively. Key assumptions used to determine the fair value of the retained interests were:

	2007	2006	2005
Cash flow discount rates on retained interests and subordinated tranches	10.1%	7.3%	10.7%
Weighted-average maturity	30 months	31 months	30 months
Average prepayment rate	14.0%	14.0%	14.0%
Expected credit losses	1.1%	1.0%	1.0%

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

We consider an account past due if any portion of an installment is due and unpaid for more than 30 days. Recognition of income is suspended when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired loans or finance leases are recorded against the receivable and then to any unrecognized income. Investment in loans/finance leases on nonaccrual status were $232 million, $190 million and $175 million and past due over 90 days and still accruing were $47 million, $18 million and $31 million as of December 31, 2007, 2006 and 2005, respectively.

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

TABLE III—Finance Receivables Information (Millions of dollars)
Contractual maturities of outstanding finance receivables:
	December 31, 2007
Amounts Due In	Retail Installment Contracts	Retail Finance Leases	Retail Notes	Wholesale Notes	Total
2008	$3,313	$2,938	$1,829	$11	$8,091
2009	2,310	2,231	1,186	—	5,727
2010	1,434	1,395	841	—	3,670
2011	712	692	531	—	1,935
2012	265	269	524	—	1,058
Thereafter	113	231	976	—	1,320
	8,147	7,756	5,887	11	21,801
Residual value	—	1,384	—	—	1,384
Less: Unearned income	(821)	(938)	(110)	—	(1,869)
Total	$7,326	$8,202	$5,777	$11	$21,316

Impaired loans and leases:
	2007	2006	2005
Average recorded investment	$200	$168	$233

At December 31:
Recorded investment	$219	$193	$171
Impaired loans/finance leases for which there is a related allowance for credit losses	$166	$133	$98
Related allowance for credit losses on impaired loans/finance leases	$35	$26	$20
Impaired loans/finance leases for which there is no related allowance for credit losses	$53	$60	$73

Allowance for credit loss activity:
	2007	2006	2005
Balance at beginning of year	$315	$302	$278
Provision for credit losses	97	68	92
Receivables written off	(91)	(63)	(62)
Recoveries on receivables previously written off	23	16	17
Other—net	7	(8)	(23)
Balance at end of year	$351	$315	$302

In estimating the allowance for credit losses, we review accounts that are past due, non-performing or in bankruptcy.

Cat Financial's net retail finance leases:
	December 31,
	2007	2006	2005
Total minimum lease payments receivable	$7,756	$6,577	$5,440
Estimated residual value of leased assets:
Guaranteed	638	483	384
Unguaranteed	746	674	554
	9,140	7,734	6,378
Less: Unearned income	(938)	(806)	(623)
Net retail finance leases	$8,202	$6,928	$5,755

Cash flow from securitizations:
	2007	2006	2005
Proceeds from initial sales of receivables	$650	$947	$829
Servicing fees received	11	12	11
Cash flows received on retained interests	35	41	38

Characteristics of securitized receivables:
At December 31:
Total securitized principal balance	$1,159	$1,227	$980
Loans more than 30 days past due	65	34	23
Weighted-average maturity (in months)	30	31	30
For the year ended December 31:
Average securitized principal balance	$1,064	$1,162	$1,085
Net credit losses	9	5	3

9.	Inventories

	December 31,
(Millions of dollars)	2007	2006	2005
Raw materials	$2,474	$2,182	$1,689
Work-in-process	1,215	977	814
Finished goods	3,230	2,915	2,493
Supplies	285	277	228
Total inventories	$7,204	$6,351	$5,224

We had long-term material purchase obligations of approximately $442 million at December 31, 2007.

10.	Property, plant and equipment

	December 31,
(Millions of dollars)	Useful Lives (Years)	2007	2006	2005
Land	—	$189	$184	$154
Buildings and land improvements	20-45	3,625	3,407	3,195
Machinery, equipment and other	3-10	9,756	8,694	7,829
Equipment leased to others	1-10	4,556	3,957	3,988
Construction-in-process	—	1,082	1,036	696
Total property, plant and equipment, at cost		19,208	17,278	15,862
Less: Accumulated depreciation		(9,211)	(8,427)	(7,874)
Property, plant and equipment—net		$9,997	$8,851	$7,988

We had commitments for the purchase or construction of capital assets of approximately $570 million at December 31, 2007. Software assets with a carrying value of $50 million, primarily related to our dealer distribution support system, were abandoned in 2005. The write-off of these assets is included in "Other operating expense" in Statement 1.

Assets recorded under capital leases[1]:
	December 31,
(Millions of dollars)	2007	2006	2005
Gross capital leases [2]	$96	$96	$91
Less: Accumulated depreciation	(75)	(65)	(55)
Net capital leases	$21	$31	$36

[1]	Included in Property, plant and equipment table above.
[2]	Consists primarily of machinery and equipment.

Equipment leased to others (primarily by Cat Financial):
	December 31,
(Millions of dollars)	2007	2006	2005
Equipment leased to others—at original cost	$4,556	$3,957	$3,988
Less: Accumulated depreciation	(1,487)	(1,299)	(1,201)
Equipment leased to others—net	$3,069	$2,658	$2,787

At December 31, 2007, scheduled minimum rental payments to be received for equipment leased to others were:

(Millions of dollars)
2008	2009	2010	2011	2012	After 2012
$736	$511	$309	$161	$57	$20

11.	Investments in unconsolidated affiliated companies

Our investments in affiliated companies accounted for by the equity method consist primarily of a 50% interest in Shin Caterpillar Mitsubishi Ltd. (SCM) located in Japan. Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a three-month lag, e.g., SCM results reflect the periods ending September 30) was as follows:

	Years ended December 31,
(Millions of dollars)	2007	2006	2005
Results of Operations:
Sales	$4,007	$4,420	$4,140
Cost of sales	3,210	3,526	3,257
Gross profit	797	894	883

Profit (loss)	$157	$187	$161

Caterpillar's profit (loss)	$73	$81	$73

Sales from SCM to Caterpillar of approximately $1.67 billion, $1.81 billion and $1.73 billion in 2007, 2006 and 2005 respectively, are included in the affiliated company sales.  In addition, SCM purchased $268 million, $273 million and $282 million of products from Caterpillar in 2007, 2006 and 2005, respectively.

	December 31,
(Millions of dollars)	2007	2006	2005
Financial Position:
Assets:
Current assets	$2,062	$1,807	$1,714
Property, plant and equipment—net	1,286	1,119	1,120
Other assets	173	176	194
	3,521	3,102	3,028
Liabilities:
Current liabilities	1,546	1,394	1,348
Long-term debt due after one year	269	309	318
Other liabilities	393	145	188
	2,208	1,848	1,854
Ownership	$1,313	$1,254	$1,174

Caterpillar's investments in unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2007	2006	2005
Investments in equity method companies	$582	$542	$540
Plus: Investments in cost method companies	16	20	25
Total investments in unconsolidated affiliated companies	$598	$562	$565

At December 31, 2007, consolidated "Profit employed in the business" in Statement 2 included $287 million representing undistributed profit of the unconsolidated affiliated companies.

In 2007, we signed a nonbinding memorandum of understanding with Mitsubishi Heavy Industries Ltd. and SCM to conclude a plan that would result in Caterpillar becoming the majority shareholder of SCM.  The companies are in discussions with the intention of reaching definitive agreements that would include a new comprehensive joint venture agreement as well as certain definitive agreements for implementation of the plan.  These definitive agreements would be subject to applicable regulatory approvals and certain other conditions.

12.	Intangible assets and goodwill
A.	Intangible assets

	Intangible assets are comprised of the following:

		Weighted Amortizable Life (Years)	December 31,
	(Millions of dollars)		2007	2006	2005
	Customer relationships	19	$366	$242	$40
	Intellectual property	10	195	211	206
	Other	12	81	73	33
	Total finite-lived intangible assets—gross	16	642	526	279
	Less: Accumulated amortization		(167)	(139)	(107)
			475	387	172
	Pension-related		—	—	252
	Intangible assets—net		$475	$387	$424

During 2007, we acquired finite-lived intangible assets of $89 million as part of the purchase of Franklin Power Products.  In 2007, we also acquired finite-lived intangible assets of $24 million due to the purchase of the Forestry Division of Blount International, Inc. During 2006 we acquired finite-lived intangible assets of $223 million due to the purchase of Progress Rail Services, Inc (Progress Rail).  See Note 25 for details on the acquisition of these assets.  Amortization expense related to intangible assets was $52 million, $34 million and $22 million for 2007, 2006 and 2005, respectively.  In 2006, pension related intangible assets were eliminated due to the adoption of SFAS 158.  For further discussion on SFAS 158, see Notes 1L and 14.

Amortization expense related to intangible assets is expected to be:

(Millions of dollars)
2008	2009	2010	2011	2012	Thereafter
$48	$48	$44	$35	$29	$271

B.	Goodwill

During 2007, we acquired assets with related goodwill of $37 million as part of the purchase of Franklin Power Products.  In 2007, we also acquired assets with related goodwill of $22 million as part of the purchase of the Forestry Division of Blount International, Inc. During 2006, we acquired assets with related goodwill of $431 million as part of the purchase of Progress Rail.  We also acquired assets with related goodwill of $39 million as part of the purchase of the large components business of Royal Oak Industries, Inc.  See Note 25 for details on the acquisition of these assets.   No goodwill was acquired during the year ended December 31, 2005.

During 2006, we determined that the business outlook for the parts and accessories distribution business of MG Rover, acquired in 2004, required a specific impairment evaluation. The declining outlook of this business resulted from MG Rover’s cessation of vehicle production and warranties resulting from their bankruptcy in 2005. Although the MG Rover parts business continues to provide parts to the existing population of vehicles, the unit’s sales will continue to decline as production of new vehicles has ceased. In determining if there was impairment, we first compared the fair value of the reporting unit (calculated by discounting projected cash flows) to the carrying value. Because the carrying value exceeded the fair value, we then allocated the fair value to the assets and liabilities of the unit and determined the fair value of the implied goodwill was zero. Accordingly, a goodwill impairment charge of $18 million, representing the entire goodwill associated with the MG Rover parts and accessories business at that date, was included in “Other operating expenses” in Statement 1 and reported in the “All Other” category in Note 24. No goodwill was impaired or disposed of during the year ended December 31, 2007 or 2005.

The changes in carrying amount of goodwill by reportable segment for the years ended December 31, 2007, 2006 and 2005 were as follows:

(Millions of dollars)	Construction & Mining Products	Electric Power	Large Power Products	All Other[1]	Consolidated Total
Balance at January 1, 2005	$45	$204	$589	$612	$1,450
Other adjustments	—	(1)	—	2	1
Balance at December 31, 2005	45	203	589	614	1,451
Acquisitions	—	—	39	432	471
Impairments	—	—	—	(18)	(18)
Balance at December 31, 2006	45	203	628	1,028	1,904
Acquisitions	—	—	—	59	59
Balance at December 31, 2007	$45	$203	$628	$1,087	$1,963

1	All Other includes operating segments included in “All Other” category (see Note 24).

13.	Available-for-sale securities

Financial Products, primarily Cat Insurance, has investments in certain debt and equity securities at December 31, 2007, 2006 and 2005, that have been classified as available-for-sale in accordance with SFAS 115 and recorded at fair value based upon quoted market prices. These fair values are included in "Other assets" in Statement 2. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity ("Accumulated other comprehensive income" in Statement 2). Realized gains and losses on sales of investments are generally determined using the FIFO method for debt instruments and the specific identification method for equity securities. Realized gains and losses are included in "Other income (expense)" in Statement 1.

	December 31, 2007
(Millions of dollars)	Cost Basis	Unrealized Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$319	$1	$320
Corporate bonds	775	(4)	771
Equity securities	168	28	196
	$1,262	$25	$1,287

	December 31, 2006
(Millions of dollars)	Cost Basis	Unrealized Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$355	$(5)	$350
Corporate bonds	541	(6)	535
Equity securities	154	26	180
	$1,050	$15	$1,065

	December 31, 2005
(Millions of dollars)	Cost Basis	Unrealized Pre-Tax Net Gains (Losses)	Fair Value
Government debt	$305	$(6)	$299
Corporate bonds	422	(7)	415
Equity securities	146	38	184
	$873	$25	$898

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2007
	Less than 12 months[1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government debt	$22	$—	$96	$1	$118	$1
Corporate bonds	269	4	163	4	432	8
Equity securities	55	5	1	—	56	5
Total	$346	$9	$260	$5	$606	$14

	December 31, 2006
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government debt	$116	$—	$199	$4	$315	$4
Corporate bonds	198	1	233	5	431	6
Equity securities	22	1	1	—	23	1
Total	$336	$2	$433	$9	$769	$11

	December 31, 2005
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government debt	$155	$2	$113	$3	$268	$5
Corporate bonds	220	3	136	4	356	7
Equity securities	31	2	—	—	31	2
Total	$406	$7	$249	$7	$655	$14

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Government Debt. The unrealized losses on our investments in U.S. Treasury obligations, direct obligations of U.S. governmental agencies and federal agency mortgage-backed securities are the result of an increase in interest rates. There are no credit related events on any of these securities. We intend to and have the ability to hold these investments that are less than book value until recovery to fair value or maturity. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2007.

Corporate Bonds. The unrealized losses on our investments in corporate bonds relate primarily to an increase in interest rates. Individual companies subject to buyouts have seen the yield spreads on the debt widen. We currently believe it is probable that we will be able to collect all amounts due according to the contractual terms of our investments in corporate debt securities. We intend to and have the ability to hold these investments that are less than book value, for the aforementioned reasons, until recovery to fair value or maturity. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2007.

Equity Securities. Cat Insurance maintains a well-diversified portfolio consisting of three specific mandates: large cap value stocks, small and mid cap growth stocks and international growth and income stocks. The individual securities held in these portfolios support cash flow, asset allocation and investment objectives. Currently, we have no holdings in mutual funds. In each case where unrealized losses occur in the individual stocks, company management is taking corrective action to increase shareholder value. We currently believe it is probable that we will be able to recover all amounts due and do not consider these investments to be other-than-temporarily impaired as of December 31, 2007.

The fair value of available-for-sale debt securities at December 31, 2007, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

(Millions of dollars)	Fair Value
Due in one year or less	$95
Due after one year through five years	$237
Due after five years through ten years	$200
Due after ten years	$559

Proceeds from sales of investments in debt and equity securities during 2007, 2006 and 2005 were $282 million, $539 million and  $257 million, respectively. Gross gains of $16 million, $43 million and $14 million and gross losses of $7 million, $8 million and $6 million have been included in current earnings as a result of these sales for 2007, 2006 and 2005, respectively.

During 2007, 2006 and 2005, there were no charges for "other-than-temporary" declines in the market value of securities.

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

As discussed in Note 1L, on December 31, 2006, we adopted the balance sheet recognition provisions of Statement of Financial Accounting Standards No. 158 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

We use a November 30th measurement date for our U.S. pension and other postretirement benefit plans and a September 30th measurement date for our non-U.S. pension plans. Year-end asset and obligation amounts are disclosed as of the plan measurement dates.

A.	Benefit Obligations
		U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	(Millions of dollars)	2007	2006	2005	2007	2006	2005	2007	2006	2005
	Change in benefit obligation:
	Benefit obligation, beginning of year	$11,174	$10,679	$9,593	$2,719	$2,361	$2,097	$5,661	$5,818	$4,926
	Service cost	187	160	150	80	67	58	101	95	86
	Interest cost	595	575	555	139	111	109	295	302	294
	Plan amendments	—	4	204	1	(18)	(8)	2	—	412
	Actuarial losses (gains)	(146)	447	863	(118)	110	254	(294)	(224)	458
	Foreign currency exchange rates	—	—	—	246	121	(65)	4	1	(2)
	Participant contributions	—	—	—	14	11	12	35	29	28
	Benefits paid - gross	(722)	(699)	(686)	(126)	(103)	(96)	(369)	(369)	(384)
	Less federal subsidy on benefits paid	—	—	—	—	—	—	15	9	—
	Acquisitions / other	—	8	—	57	59	—	5	—	—
	Adjustment for subsidiary pension plan[1]	44	—	—	—	—	—	—	—	—
	Benefit obligation, end of year	$11,132	$11,174	$10,679	$3,012	$2,719	$2,361	$5,455	$5,661	$5,818
	Accumulated benefit obligation, end of year	$10,460	$10,587	$10,213	$2,629	$2,333	$2,069

	Weighted-average assumptions used to determine net cost:
	Discount rate [2]	5.8%	5.5%	5.6%	5.3%	4.7%	4.6%	5.8%	5.5%	5.6%
	Rate of compensation increase [2]	4.5%	4.0%	4.0%	4.1%	4.0%	3.7%	4.4%	4.0%	4.0%

[1]	2007 charge to recognize previously unrecorded liabilities related to a subsidiary pension plan.
[2]	End of year rates are used to determine net periodic cost for the subsequent year. See Note 14E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage- point increase	One- percentage- point decrease
Effect on 2007 service and interest cost components of other postretirement benefit cost	$32	$(28)
Effect on accumulated postretirement benefit obligation	$395	$(346)

B.	Plan Assets
		U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	(Millions of dollars)	2007	2006	2005	2007	2006	2005	2007	2006	2005
	Change in plan assets:
	Fair value of plan assets, beginning of year	$10,087	$9,441	$8,725	$2,304	$2,024	$1,503	$1,509	$1,311	$994
	Actual return on plan assets	1,064	1,329	860	290	238	272	158	207	100
	Foreign currency exchange rates	—	—	—	208	100	(47)	—	—	—
	Company contributions	12	9	542	46	34	390	251	331	573
	Participant contributions	—	—	—	14	11	12	35	29	28
	Benefits paid	(722)	(699)	(686)	(126)	(103)	(96)	(369)	(369)	(384)
	Settlements	—	—	—	—	—	(10)	—	—	—
	Acquisitions / other	—	7	—	37	—	—	—	—	—
	Fair value of plan assets, end of year	$10,441	$10,087	$9,441	$2,773	$2,304	$2,024	$1,584	$1,509	$1,311

The asset allocation for our pension and other postretirement benefit plans at the end of 2007, 2006 and 2005, and the target allocation for 2008, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at Year-end
	2008	2007	2006	2005
U.S. pension:
Equity securities	70%	70%	74%	72%
Debt securities	25%	27%	26%	28%
Real estate	5%	—	—	—
Cash	—	3%	—	—
Total	100%	100%	100%	100%

Non-U.S. pension:
Equity securities	62%	60%	59%	63%
Debt securities	30%	30%	30%	30%
Real estate	7%	7%	8%	5%
Other	1%	3%	3%	2%
Total	100%	100%	100%	100%

Other postretirement benefits:
Equity securities	80%	81%	84%	84%
Debt securities	20%	19%	15%	16%
Cash	—	—	1%	—
Total	100%	100%	100%	100%

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

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.  The U.S. plans currently utilize futures contracts to offset current equity positions in order to rebalance the total portfolio to the target asset allocation.  During 2006 and 2007, approximately 10% of the U.S. pension plans’ assets were rebalanced from equity to fixed income positions through the use of futures contracts. The actual asset allocation percentages above represent this rebalancing effort.  The plans do not engage in futures contracts for speculative purposes.

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

(Millions of dollars)	U.S. Pension Benefits[1]			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Caterpillar Inc. common stock	$24	$197	$371	$2	$2	$2	$3	$2	$5

[1]	Amounts represent less than 1% of total plan assets for 2007, 2% for 2006 and 4% for 2005.

C.	Funded status
	The funded status of the plans, reconciled to the amount reported on the Consolidated Financial Position, is as follows:
	(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
		2007	2006	2005	2007	2006	2005	2007	2006	2005
	End of Year
	Fair value of plan assets	$10,441	$10,087	$9,441	$2,773	$2,304	$2,024	$1,584	$1,509	$1,311
	Benefit obligations	11,132	11,174	10,679	3,012	2,719	2,361	5,455	5,661	5,818
	Over (under) funded status	(691)	(1,087)	(1,238)	(239)	(415)	(337)	(3,871)	(4,152)	(4,507)
	Amounts not yet recognized:
	Unrecognized prior service cost (benefit)	N/A	N/A	303	N/A	N/A	22	N/A	N/A	208
	Unrecognized net actuarial loss	N/A	N/A	3,070	N/A	N/A	746	N/A	N/A	1,595
	Unrecognized net obligation existing at adoption of SFAS 87/106	N/A	N/A	—	N/A	N/A	2	N/A	N/A	14
	Contributions made after measurement date	1	2	1	3	2	1	37	20	28
	Net amount recognized in financial position	$(690)	$(1,085)	$2,136	$(236)	$(413)	$434	$(3,834)	$(4,132)	$(2,662)

(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Components of net amount recognized in financial position:
Accrued benefit liabilities (current liability)	$(2)	$(9)	N/A	$—	$(2)	N/A	$(14)	$(13)	N/A
Liability for postemployment benefits (non-current liability)	(688)	(1,076)	N/A	(236)	(411)	N/A	(3,820)	(4,119)	N/A
Prepaid benefit costs	N/A	N/A	1,487	N/A	N/A	466	N/A	N/A	—
Accrued benefit liabilities	N/A	N/A	(71)	N/A	N/A	(59)	N/A	N/A	(599)
Intangible assets	N/A	N/A	237	N/A	N/A	16	N/A	N/A	—
Liability for postemployment benefits	N/A	N/A	(760)	N/A	N/A	(92)	N/A	N/A	(2,063)
Accumulated other comprehensive income (pre-tax)	N/A	N/A	1,243	N/A	N/A	103	N/A	N/A	—
Net asset (liability) recognized	$(690)	$(1,085)	$2,136	$(236)	$(413)	$434	$(3,834)	$(4,132)	$(2,662)

Amounts recognized in accumulated other comprehensive income (pre-tax) consist of:
Net actuarial loss (gain)	$2,172	$2,754	N/A	$544	$742	N/A	$759	$1,159	N/A
Prior service cost (credit)	191	249	N/A	22	16	N/A	282	244	N/A
Transition obligation (asset)	—	—	N/A	1	1	N/A	12	13	N/A
Total	$2,363	$3,003	N/A	$567	$759	N/A	$1,053	$1,416	N/A

N/A (Not Applicable):  The adoption of SFAS 158 (see Note 1L) resulted in recognition of previously unrecognized prior service cost and actuarial loss on our consolidated financial position.  Overall, the prepaid asset was eliminated and a liability recognized through an adjustment to accumulated other comprehensive income.

The estimated amounts that will be amortized from “Accumulated other comprehensive income" at December 31, 2007 into net periodic benefit cost (pre-tax) in 2008 are as follows:

(Millions of dollars)	U.S. Pension	Non-U.S. Pension	Other Postretirement Benefits
Actuarial (gain) loss	$134	$31	$64
Prior service (credit) cost	32	4	(35)
Transition (asset) obligation	—	1	2
Total	$166	$36	$31

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	at Year-end			at Year-end
(Millions of dollars)	2007	2006	2005	2007	2006	2005
Projected benefit obligation	$(10,862)	$(11,174)	$(10,679)	$(2,792)	$(2,719)	$(2,319)
Accumulated benefit obligation	$(10,197)	$(10,587)	$(10,213)	$(2,442)	$(2,333)	$(2,034)
Fair value of plan assets	$10,159	$10,087	$9,441	$2,548	$2,304	$1,973

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. Pension Benefits			Non-U.S. Pension Benefits
	at Year-end			at Year-end
(Millions of dollars)	2007	2006	2005	2007	2006	2005
Projected benefit obligation	$(3,982)	$(4,491)	$(4,594)	$(146)	$(121)	$(556)
Accumulated benefit obligation	$(3,967)	$(4,460)	$(4,564)	$(128)	$(106)	$(506)
Fair value of plan assets	$3,580	$3,805	$3,733	$28	$19	$382

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans.

D.	Expected cash flow
Information about the expected cash flow for the pension and other postretirement benefit plans is as follows:
(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Employer contributions:
2008 (expected)	$310	$100	$380

Expected benefit payments:
2008	$720	$110	$380
2009	740	100	410
2010	760	100	420
2011	770	110	440
2012	780	110	460
2013-2017	3,960	680	2,440
Total	$7,730	$1,210	$4,550

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

(Millions of dollars)	2008	2009	2010	2011	2012	2013-2017	Total
Other postretirement benefits	$20	$30	$30	$30	$30	$190	$330

E.	Net periodic cost
	(Millions of dollars)	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
		2007	2006	2005	2007	2006	2005	2007	2006	2005
	Components of net periodic benefit cost:
	Service cost	$187	$160	$150	$80	$67	$58	$101	$95	$86
	Interest cost	595	575	555	139	111	109	295	302	294
	Expected return on plan assets	(841)	(798)	(712)	(178)	(142)	(111)	(130)	(116)	(91)
	Settlement loss	—	—	—	—	—	3	—	—	—
	Termination benefits	—	—	—	1	1	—	—	—	—
	Amortization of:
	Net asset existing at adoption of SFAS 87/106	—	—	—	1	1	1	2	2	2
	Prior service cost/(credit)[1]	58	58	59	5	5	7	(36)	(33)	(29)
	Net actuarial loss	214	232	197	56	56	50	79	113	85
	Adjustment for subsidiary pension plan[2]	44	—	—	—	—	—	—	—	—
	Total cost included in operating profit	257	$227	$249	104	$99	$117	311	$363	$347

	Other changes in plan assets and benefit obligations recognized in other comprehensive income (pre-tax)
	Current year actuarial (gain)/loss	(368)	N/A	N/A	(131)	N/A	N/A	(320)	N/A	N/A
	Amortization of actuarial gain/(loss)	(214)	N/A	N/A	(56)	N/A	N/A	(79)	N/A	N/A
	Current year prior service cost	—	N/A	N/A	1	N/A	N/A	2	N/A	N/A
	Amortization of prior service (cost)/credit	(58)	N/A	N/A	(5)	N/A	N/A	36	N/A	N/A
	Amortization of transition asset/(obligation)	—	N/A	N/A	(1)	N/A	N/A	(2)	N/A	N/A
	Total recognized in other comprehensive income	(640)	N/A	N/A	(192)	N/A	N/A	(363)	N/A	N/A
	Total recognized in net periodic cost and other comprehensive income	$(383)	N/A	N/A	$(88)	N/A	N/A	$(52)	N/A	N/A

	Weighted-average assumptions used to determine net cost:
	Discount rate	5.5%	5.6%	5.9%	4.7%	4.6%	5.2%	5.5%	5.6%	5.8%
	Expected return on plan assets[3]	9.0%	9.0%	9.0%	7.7%	7.5%	7.1%	9.0%	9.0%	9.0%
	Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	3.5%	3.5%	4.0%	4.0%	4.0%

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

[2]	2007 charge to recognize previously unrecorded liabilities related to a subsidiary pension plan.
[3]	The weighted-average rates for 2008 are 9.0% and 7.6% for U.S. and non-U.S. plans, respectively.

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

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1% for 2007, 2006 and 2005.  A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. To calculate the 2007 benefit expense, we assumed an increase of 7.5% for 2007.  We expect an increase of 7.9% during 2008.  The 2007 and 2008 rates are assumed to decrease gradually to the ultimate health care trend rate of 5.0% in 2016. This rate represents 3.0% general inflation plus 2.0% additional health care inflation.

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

Total company costs related to U.S. and non-U.S. defined contribution plans were the following:

(Millions of dollars)	2007	2006	2005
U.S. plans	$172	$157	$135
Non-U.S. plans	30	23	18
	$202	$180	$153

H.	Summary of long-term liability:
		December 31,
	(Millions of dollars)	2007	2006	2005
	Pensions:
	U.S. pensions	$688	$1,076	$760
	Non-U.S. pensions	236	411	92
	Total pensions	924	1,487	852
	Postretirement benefits other than pensions	3,820	4,119	2,063
	Other postemployment benefits	72	73	76
	Defined contribution	243	200	170
		$5,059	$5,879	$3,161

15.	Short-term borrowings

	December 31,
(Millions of dollars)	2007	2006	2005
Machinery and Engines:
Notes payable to banks	$187	$77	$543
Commercial paper	—	88	328
	187	165	871
Financial Products:
Notes payable to banks	550	251	257
Commercial paper	4,032	4,149	3,936
Demand notes	699	590	505
	5,281	4,990	4,698
Total short-term borrowings	$5,468	$5,155	$5,569

The weighted-average interest rates on short-term borrowings outstanding were:

	December 31,
	2007	2006	2005
Notes payable to banks	7.0%	6.2%	5.4%
Commercial paper	4.3%	4.5%	3.4%
Demand notes	5.1%	5.4%	4.2%

Please refer to Note 19 and Table IV for fair value information on short-term borrowings.

16.	Long-term debt

	December 31,
(Millions of dollars)	2007	2006	2005
Machinery and Engines:
Notes—6.550% due 2011	$250	$250	$250
Notes—5.700% due 2016	510	500	—
Debentures—7.250% due 2009	305	307	310
Debentures—9.375% due 2011	123	123	123
Debentures—9.375% due 2021	120	120	120
Debentures—8.000% due 2023	82	82	82
Debentures—6.625% due 2028	299	299	299
Debentures—7.300% due 2031	348	348	348
Debentures—5.300% due 2035	202	201	200
Debentures—6.050% due 2036	748	747	—
Debentures—6.950% due 2042	249	249	249
Debentures—7.375% due 2097	297	297	297
Capital lease obligations	68	72	66
Deposit obligations	—	—	231
Other	38	99	142
Total Machinery and Engines	3,639	3,694	2,717
Financial Products:
Commercial paper	903	408	299
Medium-term notes	12,678	12,857	12,187
Deposit obligations	232	232	232
Other	377	489	242
Total Financial Products	14,190	13,986	12,960
Total long-term debt due after one year	$17,829	$17,680	$15,677

All outstanding notes and debentures are unsecured.  The deposit obligations have corresponding security deposits that relate to two finance arrangements, which provide us a return. These finance arrangements require that we commit to certain long-term obligations and provide security deposits, which will fulfill these obligations when they become due.   The security deposits associated with the outstanding deposit obligations for Financial Products are included in "Other assets" in Statement 2.  At December 31, 2006, the Machinery and Engines deposit obligations are included in “Long-term debt due within one year”, and the corresponding security deposit is included in “Prepaid expenses and other current assets” in Statement 2.  During the fourth quarter of 2007, the Machinery and Engines finance arrangement was terminated, the security deposit was converted to cash and the corresponding debt obligation was paid.

On August 8, 2006, Caterpillar Inc. issued $500 million of 5.70% notes due in 2016 and $750 million of 6.05% debentures due in 2036.

On September 13, 2005, $116 million of 9.375% debentures due in 2021 and $117 million of 8.00% debentures due in 2023 were exchanged for $307 million of 5.30% debentures due in 2035 and $23 million of cash. At December 31, 2007, the book value of the 5.30% debentures due in 2035 was $202 million with an effective yield to maturity of 8.55%.

We may redeem the 6.55% and 5.70% notes and the 7.25%, 6.625%, 7.30%, 5.30%, 6.05%, 6.95% and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures to be redeemed or the sum of the present value of the remaining scheduled payments.

The terms of other notes and debentures do not specify a redemption option prior to maturity.

Based on medium-term note issuances subsequent to year end, $903 million, $408 million and $299 million of commercial paper outstanding at December 31, 2007, 2006 and 2005, respectively, was classified as long-term debt due after one year.

Medium-term notes are offered by prospectus and are issued through agents at fixed and floating rates. These notes have a weighted average interest rate of 4.7% with remaining maturities up to 20 years at December 31, 2007.

The aggregate amounts of maturities of long-term debt during each of the years 2008 through 2012, including amounts due within one year and classified as current, are:

	December 31,
(Millions of dollars)	2008	2009	2010	2011	2012
Machinery and Engines	$180	$317	$3	$376	$3
Financial Products	4,952	4,815	2,961	686	1,515
	$5,132	$5,132	$2,964	$1,062	$1,518

The above table includes $1,469 million of medium-term notes that can be called at par.

Interest paid on short-term and long-term borrowings for 2007, 2006 and 2005 was $1,418 million, $1,256 million and $1,030 million, respectively.

Please refer to Note 19 and Table IV for fair value information on long-term debt.

17.	Credit commitments

	December 31, 2007
(Millions of dollars)	Consolidated	Machinery and Engines		Financial Products
Credit lines available:
Global credit facilities	$6,550 [1]	$1,000	[1]	$5,550 [1]
Other external	3,470	1,293		2,177
Total credit lines available	10,020	2,293		7,727
Less: Global credit facilities supporting commercial paper	(4,935)	—		(4,935)
Less: Utilized credit	(1,315)	(155)		(1,160)
Available credit	$3,770	$2,138		$1,632

[1]
We have three global credit facilities with a syndicate of banks totaling $6.55 billion available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs.  Based on management’s allocation decision, which can be revised at anytime, the portion of the credit facilities allocated to Cat Financial was $5.55 billion at December 31, 2007.  During 2007, the five-year facility of $1.62 billion, which was scheduled to expire in September 2010, was extended and will expire September 2012.  The five-year facility of $2.98 billion has not changed and will expire September 2011.  The 364-day facility was increased from $1.85 billion to $1.95 billion and will expire in September 2008.  The facility expiring in September 2008 has a provision that allows Caterpillar or Cat Financial to obtain a one-year loan in September 2008 that would mature in September 2009. At December 31, 2007, there were no borrowings under these lines.

18.	Profit per share

Computations of profit per share:

(Dollars in millions except per share data)	2007	2006	2005
Profit for the period (A)	$3,541	$3,537	$2,854
Determination of shares (in millions):
Weighted average number of common shares outstanding (B)	638.2	658.7	678.4
Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	21.3	25.1	27.4
Average common shares outstanding for fully diluted computation (C)	659.5	683.8	705.8
Profit per share of common stock:
Assuming no dilution (A/B)	$5.55	$5.37	$4.21
Assuming full dilution (A/C)	$5.37	$5.17	$4.04
Shares outstanding as of December 31 (in millions)	624.0	645.8	670.9

SARs and stock options to purchase 543,971 and 9,626,940 common shares were outstanding in 2007 and 2006, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.  There were no antidilutive stock options outstanding at December 31, 2005.

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

Please refer to Table IV in Note 19 for the fair values of our financial instruments.

TABLE IV—Fair Values of Financial Instruments
	2007		2006		2005
(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference
Asset (liability) at December 31
Cash and short-term investments	$1,122	$1,122	$530	$530	$1,108	$1,108	Statement 2
Long-term investments	1,519	1,519	1,296	1,296	1,356	1,356	Notes 13 and 20
Foreign currency contracts	35	35	56	56	(1)	(1)	Note 20
Finance receivables
—net (excluding tax leases)(1)	18,729	18,707	16,469	16,468	15,214	15,210	Note 8
Wholesale inventory receivables
—net (excluding tax leases)(1)	1,131	1,101	1,027	992	1,089	1,085	Note 7
Short-term borrowings	(5,468)	(5,468)	(5,155)	(5,155)	(5,569)	(5,569)	Note 15
Long-term debt (including amounts due within one year)
Machinery and Engines	(3,819)	(4,118)	(4,112)	(4,397)	(3,057)	(3,465)	Note 16
Financial Products	(19,142)	(19,287)	(18,029)	(17,911)	(17,119)	(17,176)	Note 16
Interest rate swaps
Machinery and Engines—
in a net receivable position	28	28	2	2	—	—	Note 3
Financial Products—
in a net receivable position	75	75	52	52	94	94	Note 3
in a net payable position	(46)	(46)	(99)	(99)	(114)	(114)	Note 3
Guarantees	(12)	(12)	(10)	(10)	(9)	(10)	Note 22

[1]	Total excluded items have a net carrying value at December 31, 2007, 2006 and 2005 of $2,601 million, $2,050 million and $1,719 million, respectively.

20.	Concentration of credit risk

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

For derivatives contracts, collateral is generally not required of the counterparties or of our company. We do not anticipate nonperformance by any of the counterparties. Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but have not yet received cash payment. At December 31, 2007, 2006 and 2005, the exposure to credit loss was $204 million, $149 million and  $141 million, respectively.

Please refer to Note 19 and Table IV above for fair value information.

21.	Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $362 million, $319 million and $257 million for 2007, 2006 and 2005, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
(Millions of dollars)
2008	2009	2010	2011	2012	After 2012	Total
$248	$186	$155	$119	$95	$441	$1,244

22.	Guarantees and product warranty

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

Cat Financial has provided a limited indemnity to a third party bank for $30 million resulting from the assignment of certain leases to that bank. The indemnity is for the remote chance that the insurers of these leases would become insolvent. The indemnity expires December 15, 2012 and is unsecured.

No loss has been experienced or is anticipated under any of these guarantees. At December 31, 2007, 2006 and 2005, the related liability was $12 million, $10 million and $9 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees at December 31 are as follows:

(Millions of dollars)	2007	2006	2005
Guarantees with Caterpillar dealers	$363	$527	$520
Guarantees with customers	53	48	64
Limited indemnity	30	35	40
Guarantees—other	39	21	16
Total guarantees	$485	$631	$640

Cat Financial is party to agreements in the normal course of business with selected customers and Caterpillar dealers in which we commit to provide a set dollar amount of financing on a pre-approved basis. We also provide lines of credit to selected customers and Caterpillar dealers, of which a portion remains unused as of the end of the period. Commitments and lines of credit generally have fixed expiration dates or other termination clauses. It has been our experience that not all commitments and lines of credit will be used. Management applies the same credit policies when making commitments and granting lines of credit as it does for any other financing. We do not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding. The amount of the unused commitments and lines of credit for dealers as of December 31, 2007, 2006 and 2005 was $8,249 million,  $6,519 million and $4,669 million, respectively. The amount of the unused commitments and lines of credit for customers as of December 31, 2007, 2006 and 2005 was $3,001 million, $2,279 million and $1,972 million, respectively.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory.  Generally, historical claim rates are based on actual warranty experience for each product by machine model/engine size.  Specific rates are developed for each product build month and are updated monthly based on actual warranty claim experience.

(Millions of dollars)	2007	2006	2005
Warranty liability, January 1	$953	$879	$785
Reduction in liability (payments)	(906)	(745)	(712)
Increase in liability (new warranties)	998	819	806
Warranty liability, December 31	$1,045	$953	$879

23.	Environmental and legal matters

The company is regulated by federal, state and international environmental laws governing our use, transport and disposal of substances and control of emissions. In addition to governing our manufacturing and other operations, these laws often impact the development of our products, including, but not limited to, required compliance with air emissions standards applicable to internal combustion engines. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or global competitive position.

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is reasonably probable we will pay remedial costs at a site, and those costs can be reasonably estimated, the costs are charged against our earnings.  In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.  The amount recorded for environmental remediation is not material and is included in “Accrued Expenses” in Statement 2.

We cannot reasonably estimate costs at sites in the very early stages of remediation.  Currently, we have a few sites in the very early stages of remediation, and there is no more than a remote chance that a material amount for remedial activities at any individual site, or at all sites in the aggregate, will be required.

We have disclosed certain individual legal proceedings in this filing.  Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues or intellectual property rights.   Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated financial position, liquidity or results of operations.

On May 14, 2007, the U.S. Environmental Protection Agency (EPA) issued a Notice of Violation to Caterpillar Inc., alleging various violations of Clean Air Act Sections 203, 206 and 207.  EPA claims that Caterpillar violated such sections by shipping engines and catalytic converter after-treatment devices separately, introducing into commerce a number of uncertified and/or mis-built engines, and failing to timely report emissions-related defects.  Caterpillar is currently engaging in negotiations with EPA to resolve these issues, but it is too early in the process to place precise estimates on the potential exposure to penalties.  However, Caterpillar is cooperating with EPA and, based upon initial discussions, and although penalties could potentially exceed $100 thousand, management does not believe that this issue will have a material adverse impact on our consolidated financial position.

On September 29, 2004, Kruse Technology Partnership (Kruse) filed a lawsuit against Caterpillar in the United States District Court for the Central District of California alleging that certain Caterpillar engines built from October 2002 to the present infringe upon certain claims of three of Kruse's patents on engine fuel injection timing and combustion strategies.  Kruse seeks monetary damages, injunctive relief and a finding that the alleged infringement by Caterpillar was willful.  Caterpillar denies Kruse's allegations, believes they are without merit and filed a counterclaim seeking a declaration from the court that Caterpillar is not infringing upon Kruse's patents and that the patents are invalid and unenforceable.  The counterclaim filed by Caterpillar is pending, and no trial date is currently scheduled.  In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

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

Caterpillar is a highly integrated company.  The majority of our profit centers are product focused.  They are primarily responsible for the design, manufacture and/or ongoing support of their products.  Some of these product focused profit centers also have marketing responsibilities.  In addition, we have geographically-based profit centers that are focused primarily on marketing.  One of these profit centers also has some manufacturing responsibilities.  One of our profit centers provides various financial services to our customers and dealers.  The service center divisions perform corporate functions and provide centralized services.

In the first quarter of 2007, four new profit centers were formed from restructuring the Construction and Mining Products reportable segment (which was the aggregation of three profit centers, Mining and Construction Equipment Division, Track-Type Tractor Division and Wheel Loaders and Excavators Division) and EAME Product Development and Operations Division (included in the “All Other” category).  Two of the new profit centers, the Infrastructure Product Development Division and Heavy Construction and Mining Division are primarily responsible for medium and large machine product management and development while the newly formed U.S. Operations Division and the EAME Operations Division are primarily responsible for medium and large machine manufacturing in their respective geographic regions. Heavy Construction and Mining Division is a reportable segment and the remaining three new divisions are included in the “All Other” category. The segment information for 2006 and 2005 has been reclassified to conform to the 2007 presentation.

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

Due to Caterpillar's high level of integration and our concern that segment disclosures based on SFAS 131 requirements have limited value to external readers, we are continuing to disclose financial results for our three principal lines of business (Machinery, Engines and Financial Products) in our Management's Discussion and Analysis beginning on page A-41.

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

Heavy Construction & Mining: Primarily responsible for product management, development and support of medium and large track-type tractors, mining trucks, quarry and aggregate trucks, large wheel loaders, wheel tractor scrapers and track loaders.

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

Power Systems & OEM Solutions:  Primarily responsible for marketing and ongoing support of reciprocating engines sold into on-highway truck, marine and petroleum applications, and integrated component solutions to external original equipment manufacturers.

All other:  Primarily includes activities such as: service support and parts distribution to Caterpillar dealers worldwide; logistics services for Caterpillar and other companies; remanufacturing of Caterpillar engines and components and remanufacturing services for other companies; design, manufacture and ongoing support for reciprocating engines used in industrial applications; design, manufacture, marketing and ongoing support of turbines; regional manufacturing of construction and mining machinery and components in North America, Europe, Asia and Australia; design, manufacture and ongoing support of building construction, paving and forestry machinery and related components and control systems; and the design, manufacture, remanufacture, maintenance and services of rail-related products and services.

C.	Segment measurement and reconciliations

Please refer to Table V on pages A-35 to A-37 for financial information regarding our segments. There are several accounting differences between our segment reporting and our external reporting. Our segments are measured on an accountable basis; therefore, only those items for which divisional management is directly responsible are included in the determination of segment profit/(loss) and assets. In 2006, we began charging business segments certain costs that previously were reconciling items.  No individual segment was materially impacted as a result of the changes.  In addition, we made several organizational changes that impacted our segment reporting. The information for 2006 and 2005 has been reclassified to conform to the 2007 presentation.

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

Reconciling items are created based on accounting differences between segment reporting and our consolidated, external reporting. Please refer to Table V on pages A-35 to A-37 for financial information regarding significant reconciling items. Most of our reconciling items are self-explanatory given the above explanations of accounting differences. However, for the reconciliation of profit, we have grouped the reconciling items as follows:

•	Corporate costs: Certain corporate costs are not charged to our segments. These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

•	Timing: Timing differences in the recognition of costs between segment reporting and consolidated external reporting.

•	Methodology differences: See previous discussion of significant accounting differences between segment reporting and consolidated external reporting.

TABLE V—Segment Information (Millions of dollars)
Business Segments:
	Machinery and Engines
2007	Asia/ Pacific Marketing	Heavy Construction & Mining	EAME Marketing	Electric Power	Large Power Products	Latin America	North America Marketing	Power Systems & OEM Solutions	All Other	Total Machines & Engines	Financing & Insurance Services	Total
External sales and revenues	$3,396	$(68)	$7,516	$3,190	$(350)	$3,530	$9,571	$4,966	$9,932	$41,683	$3,670	$45,353
Inter-segment sales and revenues	—	8,090	2	304	8,233	1,933	188	105	31,140	49,995	4	49,999
Total sales and revenues	$3,396	$8,022	$7,518	$3,494	$7,883	$5,463	$9,759	$5,071	$41,072	$91,678	$3,674	$95,352
Depreciation and amortization	$3	$3	$1	$23	$188	$46	$1	$9	$681	$955	$673	$1,628
Imputed interest expense	$9	$1	$11	$22	$63	$31	$(4)	$5	$382	$520	$1,147	$1,667
Accountable profit (loss)	$116	$1,039	$240	$328	$522	$260	$8	$64	$3,030	$5,607	$776	$6,383
Accountable assets at December 31	$429	$52	$306	$765	$2,072	$1,165	$(195)	$81	$13,495	$18,170	$30,571	$48,741
Capital expenditures	$8	$—	$1	$34	$255	$85	$—	$3	$1,076	$1,462	$1,367	$2,829

2006
External sales and revenues	$2,679	$(63)	$5,282	$2,664	$(265)	$2,796	$11,826	$5,840	$7,852	$38,611	$3,359	$41,970
Inter-segment sales and revenues	(1)	7,362	5	238	8,571	1,864	317	93	29,408	47,857	1	47,858
Total sales and revenues	$2,678	$7,299	$5,287	$2,902	$8,306	$4,660	$12,143	$5,933	$37,260	$86,468	$3,360	$89,828
Depreciation and amortization	$2	$—	$1	$22	$162	$46	$1	$9	$562	$805	$642	$1,447
Imputed interest expense	$8	$1	$6	$19	$53	$29	$4	$4	$333	$457	$1,044	$1,501
Accountable profit (loss)	$81	$1,041	$170	$178	$747	$317	$370	$161	$2,903	$5,968	$716	$6,684
Accountable assets at December 31	$352	$28	$285	$702	$2,022	$941	$(196)	$207	$12,160	$16,501	$28,406	$44,907
Capital expenditures	$3	$1	$1	$39	$277	$56	$5	$4	$898	$1,284	$1,153	$2,437

2005
External sales and revenues	$2,460	$(48)	$4,397	$2,277	$(269)	$2,275	$11,011	$4,916	$6,790	$33,809	$2,867	$36,676
Inter-segment sales and revenues	3	6,462	5	188	7,333	1,671	385	82	25,948	42,077	1	42,078
Total sales and revenues	$2,463	$6,414	$4,402	$2,465	$7,064	$3,946	$11,396	$4,998	$32,738	$75,886	$2,868	$78,754
Depreciation and amortization	$2	$1	$1	$19	$153	$44	$2	$8	$465	$695	$646	$1,341
Imputed interest expense	$7	$—	$4	$18	$48	$26	$4	$4	$296	$407	$798	$1,205
Accountable profit (loss)	$95	$768	$72	$108	$483	$203	$281	$122	$2,512	$4,644	$564	$5,208
Accountable assets at December 31	$258	$23	$93	$614	$1,657	$878	$31	$105	$10,289	$13,948	$26,815	$40,763
Capital expenditures	$2	$—	$1	$27	$186	$51	$5	$6	$701	$979	$1,307	$2,286

Reconciliations:
Sales & Revenues	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments		Consolidated Total
2007
Total external sales and revenues from business segments	$41,683	$3,670	$—		$45,353
Other	279	(274)	(400)	[1]	(395)
Total sales and revenues	$41,962	$3,396	$(400)		$44,958

2006
Total external sales and revenues from business segments	$38,611	$3,359	$—		$41,970
Other	258	(245)	(466)	[1]	(453)
Total sales and revenues	$38,869	$3,114	$(466)		$41,517

2005
Total external sales and revenues from business segments	$33,809	$2,867	$—		$36,676
Other	197	(217)	(317)	[1]	(337)
Total sales and revenues	$34,006	$2,650	$(317)		$36,339

[1]	Elimination of Financial Products revenues from Machinery and Engines.

Reconciliations:
Profit before taxes	Machinery and Engines	Financing & Insurance Services	Consolidated Total
2007
Total accountable profit from business segments	$5,607	$776	$6,383
Corporate costs	(1,015)	—	(1,015)
Timing	37	—	37
Methodology differences:
Inventory/cost of sales	(84)	—	(84)
Postretirement benefit expense	(225)	—	(225)
Financing costs	(13)	—	(13)
Equity in profit of unconsolidated affiliated companies	(69)	(4)	(73)
Currency	50	—	50
Other methodology differences	(15)	(5)	(20)
Other	(87)	—	(87)
Total profit before taxes	$4,186	$767	$4,953

2006
Total accountable profit from business segments	$5,968	$716	$6,684
Corporate costs	(924)	—	(924)
Timing	(123)	—	(123)
Methodology differences:
Inventory/cost of sales	(42)	—	(42)
Postretirement benefit expense	(331)	—	(331)
Financing costs	(131)	—	(131)
Equity in profit of unconsolidated affiliated companies	(79)	(2)	(81)
Currency	15	—	15
Legal disputes	(77)	—	(77)
Other methodology differences	(64)	31	(33)
Other	(96)	—	(96)
Total profit before taxes	$4,116	$745	$4,861

2005
Total accountable profit from business segments	$4,644	$564	$5,208
Corporate costs	(729)	—	(729)
Timing	(60)	—	(60)
Methodology differences:
Inventory/cost of sales	14	—	14
Postretirement benefit expense	(386)	—	(386)
Financing costs	(14)	—	(14)
Equity in profit of unconsolidated affiliated companies	(64)	(9)	(73)
Currency	(21)	—	(21)
Other methodology differences	(18)	25	7
Other	(45)	—	(45)
Total profit before taxes	$3,321	$580	$3,901

Reconciliations:
Assets	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
2007
Total accountable assets from business segments	$18,170	$30,571	$—	$48,741
Items not included in segment assets:
Cash and short-term investments	862	260	—	1,122
Intercompany receivables	366	113	(479)	—
Trade and other receivables	251	—	—	251
Investments in unconsolidated affiliated companies	461	—	(24)	437
Investment in Financial Products	3,948	—	(3,948)	—
Deferred income taxes and prepaids	2,701	138	(339)	2,500
Intangible assets and other assets	1,210	63	—	1,273
Service center assets	1,018	—	—	1,018
Liabilities included in segment assets	3,271	20	—	3,291
Inventory methodology differences	(2,501)	—	—	(2,501)
Other	295	(295)	—	—
Total assets	$30,052	$30,870	$(4,790)	$56,132

Reconciliations:
Assets	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
2006
Total accountable assets from business segments	$16,501	$28,406	$—	$44,907
Items not included in segment assets:
Cash and short-term investments	319	211	—	530
Intercompany receivables	205	85	(290)	—
Trade and other receivables	281	—	—	281
Investments in unconsolidated affiliated companies	439	—	(9)	430
Investment in Financial Products	3,513	—	(3,513)	—
Deferred income taxes and prepaids	3,167	116	(327)	2,956
Intangible assets and other assets	1,283	(1)	—	1,282
Service center assets	990	—	—	990
Liabilities included in segment assets	2,337	21	—	2,358
Inventory methodology differences	(2,290)	—	—	(2,290)
Other	250	(245)	—	5
Total assets	$26,995	$28,593	$(4,139)	$51,449

2005
Total accountable assets from business segments	$13,948	$26,815	$—	$40,763
Items not included in segment assets:
Cash and short-term investments	951	157	—	1,108
Intercompany receivables	310	67	(377)	—
Trade and other receivables	135	—	—	135
Investments in unconsolidated affiliated companies	407	—	—	407
Investment in Financial Products	3,253	—	(3,253)	—
Deferred income taxes and prepaids	3,282	100	(340)	3,042
Intangible assets and other assets	1,692	—	—	1,692
Service center assets	894	—	—	894
Liabilities included in segment assets	1,726	14	—	1,740
Inventory methodology differences	(2,300)	—	—	(2,300)
Other	173	(101)	—	72
Total assets	$24,471	$27,052	$(3,970)	$47,553

Enterprise-wide Disclosures:

External sales and revenues from products and services:
	2007	2006	2005
Machinery	$28,359	$26,062	$22,931
Engines	13,603	12,807	11,075
Financial Products	2,996	2,648	2,333
Total consolidated	$44,958	$41,517	$36,339

Information about Geographic Areas:

				Net property, plant and equipment
	External Sales & Revenues [1]			December 31,
	2007	2006	2005	2007		2006		2005
Inside United States	$17,091	$19,636	$17,348	$5,754		$5,424		$4,725
Outside United States	27,867	21,881	18,991	4,243	[2]	3,427	[2]	3,263	[2]
Total	$44,958	$41,517	$36,339	$9,997		$8,851		$7,988

[1]	Sales of machinery and engines are based on dealer or customer location. Revenues from services provided are based on where service is rendered.
[2]	Amount includes $786 million, $725 million and $692 million of net property, plant and equipment located in the United Kingdom as of December 31, 2007, 2006 and 2005, respectively.

25.	Alliances and acquisitions

Forestry Division of Blount International, Inc.
In November 2007, we acquired substantially all of the assets and assumed certain liabilities of Blount International’s Forestry Division. The cost of the acquisition was $82 million, consisting of $79 million in cash and a net employee benefit liability incurred of $3 million.  Blount’s Forestry Division manufactures, markets and supports timber harvesting and processing equipment, loaders and attachments. The acquisition supports our corporate objective to be the forestry market leader and enables us to offer the broadest product line in the industry with a full range of products and services for logging, millyard, road-building and land management.

This transaction was financed with available cash and commercial paper borrowings.  Net tangible assets acquired and liabilities assumed of $36 million were recorded at their fair values.  Finite-lived intangible assets acquired of $24 million related to customer relationships, intellectual property and trade names are being amortized on a straight-line basis over a weighted-average amortization period of approximately 9 years.  Goodwill of $22 million, deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired.  These values represent a preliminary allocation of the purchase price subject to finalization of fair value appraisals and other post-closing procedures.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “All Other” category in Note 24.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

Franklin Power Products
In February 2007, we acquired certain assets and assumed certain liabilities of Franklin Power Products, Inc. (FPP) and International Fuel Systems, Inc. (IFS), subsidiaries of Remy International. In June 2007, pursuant to the acquisition agreement, additional assets were purchased from Remy International for $7 million which increased the total purchase price to approximately $165 million, consisting of $160 million paid at the closings and an additional $5 million post closing adjustment paid in July 2007.   FPP is a remanufacturer of on-highway light and medium duty truck diesel engines and engine components. IFS provides remanufactured diesel components such as high-pressure fuel pumps, fuel injectors and turbochargers. This acquisition represents a strategic expansion of our engine and engine component remanufacturing operations.

This transaction was financed with available cash and commercial paper borrowings.  Net tangible assets acquired and liabilities assumed of $39 million were recorded at their fair values.  Finite-lived intangible assets acquired of $89 million related to customer relationships are primarily being amortized on a straight-line basis over 20 years.  Goodwill of $37 million, deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “All Other” category in Note 24.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash and commercial paper borrowings. Net tangible assets acquired of $58 million, consisting of property, plant and equipment, accounts receivable and inventory, were recorded at their fair values.  No intangible assets were acquired.  Goodwill of $39 million, deductible for income tax purposes, represents the excess of cost over the fair value of the acquired net tangible assets.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “Large Power Products” segment in Note 24.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

Progress Rail Services, Inc.
In June 2006, Caterpillar acquired 100 percent of the equity in privately held Progress Rail Services, Inc. (Progress Rail) for approximately $1 billion, including the assumption of $200 million in debt. Based in Albertville, Alabama, Progress Rail is a leading provider of remanufactured locomotive, railcar and track products and services to the North American railroad industry. The company also has one of the most extensive rail service and supply networks in North America. When acquired, Progress Rail operated more than 90 facilities in 29 states in the United States, Canada and Mexico, with about 3,700 employees. Expansion into the railroad aftermarket business is a strong fit with our strategic direction and will leverage Caterpillar's remanufacturing capabilities.

The transaction was financed with available cash and commercial paper borrowings of $427 million and Caterpillar stock of $379 million (5.3 million shares). Net tangible assets acquired, recorded at their fair values, primarily were inventories of $257 million, receivables of $169 million and property, plant and equipment of $260 million. Liabilities acquired, recorded at their fair values, primarily consisted of assumed debt of $200 million, accounts payable of $148 million and net deferred tax liabilities of $115 million. Finite-lived intangible assets acquired of $223 million related primarily to customer relationships are being amortized on a straight-line basis over 20 years. Goodwill of $431 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “All Other” category in Note 24. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

26.	Selected quarterly financial results (unaudited)

	2007 Quarter
(Dollars in millions except per share data)	1st	2nd	3rd	4th

Sales and revenues	$10,016	$11,356	$11,442	$12,144
Less: Revenues	(695)	(743)	(774)	(784)
Sales	9,321	10,613	10,668	11,360
Cost of goods sold	7,136	8,300	8,270	8,920
Gross margin	2,185	2,313	2,398	2,440
Profit	$816	$823	$927	$975
Profit per common share	$1.27	$1.28	$1.45	$1.55
Profit per common share—diluted	$1.23	$1.24	$1.40	$1.50

	2006 Quarter
	1st	2nd	3rd	4th

Sales and revenues	$9,392	$10,605	$10,517	$11,003
Less: Revenues	(649)	(649)	(675)	(675)
Sales	8,743	9,956	9,842	10,328
Cost of goods sold	6,552	7,416	7,610	7,971
Gross margin	2,191	2,540	2,232	2,357
Profit	$840	$1,046	$769	$882
Profit per common share	$1.25	$1.58	$1.18	$1.36
Profit per common share—diluted	$1.20	$1.52	$1.14	$1.32

27.	Subsequent event - Oxford, Mississippi Facility Damage

On February 5, 2008, our facility in Oxford, Mississippi that manufactures hose couplings for most of our machinery was physically damaged by a tornado.  We are currently implementing our comprehensive business resumption plan for Oxford as well as leveraging internal and external resources from around the world to supply hose couplings to the affected Caterpillar manufacturing plants.  To date, the disruption of operations in Oxford has not stopped production at other Caterpillar facilities.  However, for the next few months, assembly operations covering a broad range of machinery will be sporadically impacted as a result of the tornado damage.  It is too early to estimate the impact on the company’s consolidated results due to the tornado.

Five-year Financial Summary (Dollars in millions except per share data)
	2007	2006	2005[4]	2004[4]	2003[4]
Years ended December 31,
Sales and revenues	$44,958	$41,517	$36,339	$30,306	$22,807
Sales	$41,962	$38,869	$34,006	$28,336	$21,048
Percent inside the United States	37%	46%	47%	46%	44%
Percent outside the United States	63%	54%	53%	54%	56%
Revenues	$2,996	$2,648	$2,333	$1,970	$1,759
Profit[6,7]	$3,541	$3,537	$2,854	$2,035	$1,099
Profit per common share[1,6,7]	$5.55	$5.37	$4.21	$2.97	$1.59
Profit per common share—diluted[2,6,7]	$5.37	$5.17	$4.04	$2.88	$1.56
Dividends declared per share of common stock	$1.380	$1.150	$0.955	$0.800	$0.720
Return on average common stockholders' equity[3,5,7]	45.0%	46.3%	35.9%	30.0%	19.0%
Capital expenditures:
Property, plant and equipment	$1,700	$1,593	$1,201	$926	$682
Equipment leased to others	$1,340	$1,082	$1,214	$1,188	$1,083
Depreciation and amortization	$1,797	$1,602	$1,477	$1,397	$1,347
Research and development expenses	$1,404	$1,347	$1,084	$928	$669
As a percent of sales and revenues	3.1%	3.2%	3.0%	3.1%	2.9%
Wages, salaries and employee benefits	$8,331	$7,512	$6,928	$6,025	$4,980
Average number of employees	97,444	90,160	81,673	73,033	67,828
December 31,
Total assets[5,7]	$56,132	$51,449	$47,553	$43,501	$37,037
Long-term debt due after one year:
Consolidated	$17,829	$17,680	$15,677	$15,837	$14,546
Machinery and Engines	$3,639	$3,694	$2,717	$3,663	$3,603
Financial Products	$14,190	$13,986	$12,960	$12,174	$10,943
Total debt:
Consolidated	$28,429	$27,296	$25,745	$23,525	$20,284
Machinery and Engines	$4,006	$4,277	$3,928	$3,762	$3,707
Financial Products	$24,423	$23,019	$21,817	$19,763	$16,577

[1]	Computed on weighted-average number of shares outstanding.
[2]	Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.
[3]	Represents profit divided by average stockholders' equity (beginning of year stockholders' equity plus end of year stockholders' equity divided by two).
[4]	The per share data reflects the 2005 2-for-1 stock split.
[5]	As discussed in Note 1L, effective December 31, 2006 we changed the manner in which we accounted for postemployment benefits upon the adoption of SFAS 158.
[6]	As discussed in Note 1N, in 2006 we changed the manner in which we accounted for stock-based compensation upon the adoption of SFAS 123R.
[7]	As discussed in Note 1L, in 2007 we changed the manner in which we accounted for uncertain tax positions upon the adoption of FIN 48.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

2007 was the fifth straight year of record sales and revenues and the fourth consecutive year of record profit.  Sales and revenues were $44.958 billion, up 8 percent from 2006, and profit per share was $5.37, up 4 percent from 2006.  We also reported record fourth-quarter sales and revenues of $12.144 billion, 10 percent higher than the fourth quarter of 2006, and profit per share of $1.50, up 14 percent from a year ago.

Our broad global footprint has enabled us to benefit from strong economic growth outside the United States, as global markets for mining, energy and infrastructure development are booming. Our overall 8 percent growth in sales and revenues were accomplished in a year when end markets in the United States were weak.  Considering that North American dealers took machine inventories down $1.1 billion in 2007, our sales story is even more impressive.

For the year, sales and revenues increased $3.441 billion—$1.271 billion from higher sales volume including $775 million from the acquisition of Progress Rail, $932 million from improved price realization, $890 million from the effects of currency and $348 million from higher Financial Products revenues.  2007 profit reflected price realization and higher sales volume offset by higher core operating costs.  Machinery and Engines operating cash flow of $5.446 billion was up 18 percent from 2006 and was an all time record.  As a result of record Machinery and Engines operating cash flows over the past three years, our financial position remained very strong with a year-end debt-to-capital ratio for Machinery and Engines of 31.2 percent.

For the fourth quarter, sales and revenues increased $1.141 billion—$392 million from improved price realization, $334 million from the effects of currency, $306 million from higher sales volume and $109 million from higher Financial Products revenues.  Fourth-quarter profit increased $93 million. The increase was due to improved price realization and higher volume, partially offset by higher core operating costs.

In 2008, the company expects another record year with sales and revenues increasing 5 to 10 percent and profit per share increasing 5 to 15 percent from 2007.  Our outlook reflects continued growth at a time when we’re expecting recessionary conditions to persist in key markets we serve in the United States.  The company is starting 2008 with a very strong order backlog, particularly for larger products like industrial gas turbines, large reciprocating engines and mining trucks.  While our expectations are for anemic growth in the U.S. economy, we continue to see positive conditions for our sales in most of the rest of the world.  We will be stepping up Research and Development (R&D) for new products and capital investment to increase capacity around the world.  We expect the world’s robust investment in infrastructure to continue well into the next decade, and we’ll need more capacity to serve our customers.  Our internal focus will be on continuing our global deployment of the Caterpillar Production System (CPS) with 6 Sigma.

It is our objective to provide the most meaningful disclosures in our Management's Discussion and Analysis in order to explain significant changes in our company's results of operations and liquidity and capital resources. As discussed in Note 24, our segment financial information is not based on generally accepted accounting principles and it is not intended to measure contributions to enterprise results. Therefore, it is impractical for us to try to discuss our company's results of operations and liquidity and capital resources solely based on segment information. Where practical, we have linked our discussions to segment information provided in Note 24 and Table V on pages A-35 to A-37 (see "Reconciliation of Machinery and Engines Sales by Geographic Region to External Sales by Marketing Segment" on page A-45). Our discussions will focus on consolidated results and our three principal lines of business, Machinery, Engines and Financial Products.

*Glossary of terms included on pages A-56 to A-57; first occurrence of terms shown in bold italics.

2007 COMPARED WITH 2006

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2006 (at left) and 2007 (at right).  Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  The bar entitled Machinery Volume includes the change in Progress Rail sales.  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.

Sales and revenues for 2007 were $44.958 billion, up $3.441 billion, or 8 percent, from 2006.  2007 machinery sales were up 9 percent as strong growth outside North America and a full year of Progress Rail more than offset a weak U.S. construction market. Machinery volume was up $1.289 billion.  Excluding Progress Rail, machinery volume was up $514 million.  Although sales volume increased moderately, the geographic shift in sales was significant.  North American machinery sales were down 11 percent; machinery sales outside of North America were up 33 percent.

Engines sales increased 6 percent despite the 59 percent decline in North American on-highway truck engines. Sales volume was down slightly as growth in engines sales to industries like oil and gas, electric power, industrial and marine nearly offset the volume decline in on-highway truck engines.

In addition, price realization was more than 2 percent despite an unfavorable geographic mix.  Currency had a positive impact on sales of $890 million driven primarily by the stronger euro.  Financial Products revenues were up 13 percent.

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change
2007
Machinery	$28,359	9%	$12,596	(11%)	$8,588	38%	$3,149	24%	$4,026	31%
Engines[1]	13,603	6%	5,092	(14%)	5,245	29%	1,130	3%	2,136	26%
Financial Products[2]	2,996	13%	2,007	8%	479	27%	270	38%	240	7%
	$44,958	8%	$19,695	(11%)	$14,312	34%	$4,549	18%	$6,402	28%

2006
Machinery	$26,062		$14,215		$6,223		$2,544		$3,080
Engines[1]	12,807		5,940		4,064		1,102		1,701
Financial Products[2]	2,648		1,852		377		195		224
	$41,517		$22,007		$10,664		$3,841		$5,005

[1]
Does not include internal engine transfers of $2.549 billion and $2.310 billion in 2007 and 2006, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

[2]	Does not include revenues earned from Machinery and Engines of $400 million and $466 million in 2007 and 2006, respectively.

Machinery Sales

Sales of $28.359 billion were an increase of $2.297 billion, or 9 percent, from 2006.

▪	Excluding Progress Rail, machinery volume increased $514 million. Sales volume decreased in North America but increased in all other regions.

▪	Price realization increased $410 million.

▪	Currency benefited sales by $598 million.

▪	Geographic mix between regions (included in price realization) was $182 million unfavorable.

▪	The acquisition of Progress Rail added $775 million.

▪
North American dealers reduced reported inventories substantially in 2007, taking them well below a year earlier in months of supply.  Inventories in months of supply declined in most other regions as well.

▪
Economic factors, primarily in the United States, contributed to lower sales volume in North America.  These factors included the collapse in housing construction, weakness in nonresidential construction contracts in the last half of 2007 and a decline in quarry and aggregate production.

▪	Sales volume increased in the rest of the world, offsetting weakness in North America. Positives included relatively low interest rates, good economic growth and continued growth in construction.

▪	Metals mining was positive in many countries throughout the world. Metals prices increased, and mining companies increased exploration spending by more than 40 percent.

▪	Oil prices increased about 10 percent, and natural gas prices increased 4 percent. Production and drilling increased in many regions, and pipeline construction increased.

▪
Transportation problems, particularly in Australia, contributed to a significant increase in international coal prices.  The impact on sales volume varied—negative for Australia and the United States but positive elsewhere.

North America – Sales decreased $1,619 million, or 11 percent.

▪	Sales volume excluding Progress Rail decreased $2,540 million.

▪	Price realization increased $146 million.

▪	Progress Rail increased sales $775 million.

▪
Dealers reduced their reported inventories by about  $1.1 billion in 2007 compared to a $300 million increase in 2006.  Dealer inventories at the end of the year were well below a year earlier in both dollars and months of supply.

▪
An unfavorable economic environment caused output to decline in many key industries in the United States, prompting users to curtail fleet expansions.  In addition, dealers added fewer units to their rental fleets and let existing fleets age.

▪	Output prices for some industries, such as housing and coal mining, softened. Reduced profitability and tighter credit likely caused some users to delay replacement purchases.

▪
The housing industry weakened throughout the year, with starts down 26 percent in 2007.  Tighter lending standards, a large number of unsold homes and a sharp drop in home sales caused builders to reduce construction.

▪
Nonresidential construction spending increased 18 percent, however, contracts awarded for new construction declined about 2 percent.  Employment in nonresidential construction also weakened in the last half of the year.  Factors that contributed to this weakening included tighter standards for commercial and industrial loans, higher corporate bond spreads and a decline in business cash flows.

▪
Spot coal prices declined leading to a 3 percent decline in coal production.  Electric utilities reduced coal usage, and stockpiles increased.  More positively, coal exports rebounded more than 15 percent as a result of U.S. prices falling well below international prices.

▪
Metals mining, oil sands and pipeline construction remained positive.  Average metals prices increased more than 40 percent, and mines in both Canada and the United States increased production.  Canada increased crude oil production 7 percent.  Shipments of line pipe in the United States increased 14 percent.

EAME – Sales increased $2,365 million, or 38 percent.

▪	Sales volume increased $1,729 million.

▪	Price realization increased $202 million.

▪	Currency benefited sales by $434 million.

▪
Dealers reported significant increases in demand and increased inventories to support that stronger demand—a positive for sales volume.  Dealer inventories in months of supply ended the year slightly higher than a year earlier.

▪
Sales volume increased in Europe in response to positive economic growth and large gains in both nonresidential building and infrastructure construction.  These sectors benefited from increased business profits, a 13 percent increase in business borrowing and higher government capital expenditures.  However, housing permits declined 8 percent due to higher lending rates for home purchases and some moderation in home prices.

▪
Africa/Middle East turned in another year of very positive volume growth.  Interest rates changed little over the past year, and most stock markets boomed.  Exports increased significantly, allowing the region to increase its foreign exchange holdings 22 percent.  Higher oil prices encouraged increased drilling in both Africa and the Middle East, and both Turkey and South Africa experienced more than 10 percent growth in construction.

▪
Sales volume in the Commonwealth of Independent States (CIS) increased rapidly for the seventh consecutive year, with large gains occurring in Russia, Ukraine and Kazakhstan.  All three governments increased spending more than 20 percent, and monetary policies were extremely expansive.  Regional oil production increased more than 4 percent, and Russia increased construction 23 percent.

Latin America – Sales increased $605 million, or 24 percent.

▪	Sales volume increased $466 million.

▪	Price realization increased $87 million.

▪	Currency benefited sales by $52 million.

▪	Dealers reported much higher demand and built inventory to support that demand. Reported inventories increased in dollars but declined in months of supply.

▪
Sales volume increased significantly in Brazil, the result of a 200 basis point reduction in interest rates and an improvement in economic growth.  Better economic growth contributed to an increase of about 4 percent in construction spending, and higher metals prices led to a 4 percent increase in mine production.

▪
Most other countries raised interest rates slightly, and economic growth was near 5 percent.  As a result, construction increased 9 percent in Chile, 12 percent in both Colombia and Venezuela and 16 percent in Peru.

▪	Mines increased exploration spending 38 percent in response to higher metals prices and increased production.

▪	Higher oil prices and declining production caused increased drilling, a positive for sales volume.

Asia/Pacific – Sales increased $946 million, or 31 percent.

▪	Sales volume increased $677 million.

▪	Price realization increased $157 million.

▪	Currency benefited sales by $112 million.

▪	Dealers reported higher demand for machines and inventories declined. As a result, inventories in months of supply were well below those at the end of 2006.

▪
Central banks kept interest rates low, and many governments increased spending.  These developments produced more than 8 percent economic growth, and stock markets boomed.  Construction increased more than 20 percent in China, 11 percent in India and 9 percent in Australia.

▪
Australian thermal coal spot prices increased 30 percent due to continued strong demand and supply problems.  Increased coal production and prices contributed to a substantial sales gain in Indonesia.  China increased coal production 12 percent.

▪
Higher metals prices and a 56 percent increase in mine exploration spending benefited sales volume growth.  Mine production increased almost 11 percent in Indonesia, 6 percent in India and 5 percent in Australia.

Engines Sales

Sales of $13.603 billion were an increase of $796 million, or 6 percent, from 2006.

▪	Sales volume decreased $18 million.

▪	Price realization increased $522 million.

▪	Currency benefited sales $292 million.

▪	Geographic mix between regions (included in price realization) was $29 million favorable.

▪	Dealer reported inventories in dollars were up; months of supply were down as the inventories were supported by strong delivery rates.

North America – Sales decreased $848 million, or 14 percent.

▪	Sales volume decreased $1.037 billion.

▪	Price realization increased $189 million.

▪
Sales for on-highway truck applications declined 59 percent with less than anticipated demand for the 2007 model-year engines.  This was due to the reduction in tonnage hauled and freight rates realized by on-highway carriers.  This has also been impacted by the transition of several Original Equipment Manufacturers (OEMs) to the 2007 emissions technology engines.

▪
Sales for petroleum applications increased 39 percent due to strong demand in gas compression and exploration, along with success from gas pipeline and storage construction projects.  The increase in turbines and turbine-related services reflects additional customer spending for natural gas pipelines and compression equipment.

▪	Sales for electric power applications increased 22 percent as demand for large generator sets increased to support data center installations, which offset a slight decline in smaller units.

EAME – Sales increased $1.181 billion, or 29 percent.

▪	Sales volume increased $756 million.

▪	Price realization increased $186 million.

▪	Currency benefited sales by $239 million.

▪
Sales for electric power applications increased 29 percent, with strong demand for gas units in Russia, expanded scope of project business and growth in power modules.  Turbines and turbine-related services increased to support power generation.

▪
Sales for petroleum applications increased 42 percent based on widespread demand for engines used in drilling and production applications.  Turbines and turbine-related services increased to support rising oil production and gas transmission demand.

▪	Sales for industrial applications increased 20 percent, with widespread demand for agriculture and other types of OEM equipment driven by good economic conditions.

▪	Sales for marine applications increased 30 percent, with increased demand for workboats, commercial oceangoing vessels and cruise ships.

Latin America – Sales increased $28 million, or 3 percent.

▪	Sales volume decreased $5 million.

▪	Price realization increased $32 million.

▪	Currency benefited sales by $1 million.

▪
Sales for electric power engines increased 35 percent from strong growth across Latin America, driven by high oil and gas prices and investment in infrastructure as energy shortages continued in several key markets.

▪	Sales into truck applications declined 44 percent with reduced demand. Latin American truck facilities decreased exports of trucks destined for the United States.

Asia/Pacific – Sales increased $435 million, or 26 percent.

▪	Sales volume increased $297 million.

▪	Price realization increased $86 million.

▪	Currency benefited sales by $52 million.

▪
Sales for petroleum applications increased 34 percent as Chinese drill rig builders continue to manufacture at record levels for domestic and export use.  Turbines and turbine-related services increased to support oil production and gas pipeline compression demand.

▪	Sales for marine applications increased 47 percent, with continued strong demand for workboat and offshore shipbuilding. Large diesel demand grew in the offshore and general cargo applications.

▪	Sales of electric power engines increased 6 percent due to shipments of larger generator sets into Asia.

Financial Products Revenues

Revenues of $2.996 billion were an increase of $348 million, or 13 percent, from 2006.

▪	Growth in average earning assets increased revenues $234 million.

▪	Revenues from earned premiums at Cat Insurance increased $64 million.

▪	The impact of higher interest rates on new and existing finance receivables added $58 million.

Reconciliation of Machinery and Engine Sales by Geographic Region to External Sales by Marketing Segment
(Millions of dollars)	2007	2006	2005
North America Geographic Region	$17,688	$20,155	$17,709
Sales included in the Power Systems Marketing segment	(2,813)	(4,231)	(3,610)
Sales included in the Electric Power segment	(853)	(773)	(643)
Company owned dealer sales included in the All Other category	(671)	(816)	(878)
Other[1]	(3,780)	(2,509)	(1,567)
North America Marketing external sales	$9,571	$11,826	$11,011

EAME Geographic Region	$13,833	$10,287	$8,860
Sales included in the Power Systems Marketing segment	(1,147)	(812)	(671)
Sales included in the Electric Power segment	(1,726)	(1,360)	(1,177)
Other[1]	(3,444)	(2,833)	(2,615)
EAME Marketing external sales	$7,516	$5,282	$4,397

Latin America Geographic Region	$4,279	$3,646	$3,024
Sales included in the Power Systems Marketing segment	(119)	(196)	(146)
Sales included in the Electric Power segment	(90)	(70)	(27)
Other[1]	(540)	(584)	(576)
Latin America Marketing external sales	$3,530	$2,796	$2,275

Asia/Pacific Geographic Region	$6,162	$4,781	$4,413
Sales included in the Power Systems Marketing segment	(887)	(601)	(489)
Sales included in the Electric Power segment	(521)	(461)	(430)
Other[1]	(1,358)	(1,040)	(1,034)
Asia/Pacific Marketing external sales	$3,396	$2,679	$2,460

[1]	Mostly represents external sales of the All Other category.

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2006 (at left) and 2007 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.  The bar entitled Consolidating Adjustments/M&E Other Operating Expense includes the operating profit impact of Progress Rail.

Operating profit in 2007 of $4.921 billion was equal to 2006 as higher price realization and sales volume were offset by higher core operating costs.

Core operating costs rose $1.232 billion from 2006. Of this increase, $1.225 billion was attributable to higher manufacturing costs.  The increase in manufacturing costs was primarily due to operating inefficiencies and higher material costs. Operating inefficiencies were the result of supply chain challenges, capacity increases, factory repair and maintenance and a significant decline in on-highway truck engine production.  Also, we incurred additional costs for new product introductions and costs to enhance customer-delivered quality.  Wage and benefit increases as well as increased warranty and depreciation also contributed to higher manufacturing costs.  In 2007, Selling, General and Administrative (SG&A) and R&D expenses were essentially flat with 2006.  The impact of higher wage and benefit costs was offset by the absence of approximately $70 million of 2006 expense related to a settlement of various legal disputes with Navistar.

Currency had a $73 million unfavorable impact on operating profit as the benefit to sales was more than offset by the negative impact on costs.

Operating Profit by Principal Line of Business
(Millions of dollars)	2007	2006	$ Change	% Change
Machinery[1]	$2,758	$3,027	$(269)	(9%)
Engines[1]	1,826	1,630	196	12%
Financial Products	690	670	20	3%
Consolidating Adjustments	(353)	(406)	53
Consolidated Operating Profit	$4,921	$4,921	$—	—

[1]	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

▪
Machinery operating profit of $2.758 billion was down $269 million, or 9 percent, from 2006.  Higher core operating costs were partially offset by improved price realization, higher sales volume and the addition of Progress Rail.  The geographic mix of sales had an unfavorable impact on price realization.

▪
Engines operating profit of $1.826 billion was up $196 million, or 12 percent, from 2006.  The favorable impacts of improved price realization and positive mix of product were partially offset by higher core operating costs and the unfavorable impacts of currency.  Growth in demand for electric power, petroleum, marine and industrial applications more than offset the profit decline related to the drop in demand for on-highway truck engines.

▪
Financial Products operating profit of $690 million was up $20 million, or 3 percent, from 2006.  The increase was primarily attributable to a $42 million impact from improved net yield on average earning assets and a $34 million impact from higher average earning assets, partially offset by a $29 million increase in the provision for credit losses at Cat Financial and a $24 million decrease in operating profit at Cat Insurance due to higher claims experience.

OTHER PROFIT/LOSS ITEMS

▪
Other income/expense was income of $320 million compared with income of $214 million in 2006.  The change was primarily driven by a $46 million gain on the sale of a cost-basis investment, the favorable impacts of currency and other items that were individually insignificant.

▪
The provision for income taxes for 2007 reflects an annual tax rate of 30 percent compared to a 29 percent rate in 2006.  The increase over 2006 is primarily due to the repeal of Extraterritorial Income Exclusion (ETI) benefits in 2007 partially offset by a more favorable geographic mix of profits from a tax perspective.

Supplemental Information
(Millions of dollars)	2007	2006	2005
Identifiable Assets:
Machinery	$18,275	$16,364	$14,877
Engines	11,777	10,061	9,110
Financial Products	30,870	28,593	27,052
Consolidating Adjustments	(4,790)	(4,139)	(3,970)
Total	$56,132	$50,879	$47,069

Capital Expenditures:
Machinery	$1,090	$906	$685
Engines	584	617	426
Financial Products	1,366	1,152	1,304
Total	$3,040	$2,675	$2,415

Depreciation and Amortization:
Machinery	$655	$550	$476
Engines	438	393	359
Financial Products	704	659	642
Total	$1,797	$1,602	$1,477

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business financial data.

FOURTH QUARTER 2007 COMPARED WITH FOURTH QUARTER 2006

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between fourth quarter 2006 (at left) and fourth quarter 2007 (at right).  Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  The bar entitled Machinery Volume includes the change in Progress Rail sales.  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.

Sales and revenues for fourth quarter 2007 were $12.144 billion, up $1.141 billion, or 10 percent, from fourth quarter 2006.  Weakness in the U.S. construction market and volume declines in the on-highway truck engine market were more than offset by Machinery sales growth outside North America and Engines sales growth in oil and gas, electric power, industrial and marine markets.  While sales in North America were down 11 percent, sales outside of North America were up 31 percent.

In addition, price realization contributed $392 million.  Currency had a positive impact on sales of $334 million driven primarily by the stronger euro.  Financial Products revenues were up 16 percent.

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Latin America	% Change	Asia/ Pacific	% Change
Fourth Quarter 2007
Machinery	$7,460	13%	$3,112	(7%)	$2,322	32%	$832	29%	$1,194	40%
Engines[1]	3,900	5%	1,275	(23%)	1,617	36%	354	(8%)	654	31%
Financial Products[2]	784	16%	494	6%	150	55%	78	47%	62	9%
	$12,144	10%	$4,881	(11%)	$4,089	34%	$1,264	17%	$1,910	36%

Fourth Quarter 2006
Machinery	$6,603		$3,353		$1,753		$645		$852
Engines[1]	3,725		1,650		1,193		384		498
Financial Products[2]	675		468		97		53		57
	$11,003		$5,471		$3,043		$1,082		$1,407

[1]
Does not include internal engine transfers of $652 million and $577 million in fourth quarter 2007 and 2006, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

[2]	Does not include revenues earned from Machinery and Engines of $104 million and $124 million in forth quarter 2007 and 2006, respectively.

Machinery Sales

Sales were $7.460 billion in fourth quarter 2007, an increase of $857 million, or 13 percent, from fourth quarter 2006.

▪	Sales volume increased $429 million.

▪	Price realization increased $205 million.

▪	Currency benefited sales by $223 million.

▪	Geographic mix between regions (included in price realization) was $28 million unfavorable.

▪	Reported changes in dealer inventories were overall a slight negative for sales volume. Dealers in most regions increased inventories but not as much as in fourth quarter 2006.

▪
As has been the case in recent quarters, unfavorable economic factors caused a sizable decline in sales volume in North America.  These declines were largely the result of weaknesses in housing and nonresidential construction.  Coal mining showed some improvement in the fourth quarter, and metals, oil and natural gas industries continued to be positive.

▪	Sales volume in other regions increased sufficiently to offset the decline in North America. Sales in Europe continued to increase in response to good growth in nonresidential construction.

▪
Developing countries continued to account for most of the sales volume growth outside North America.  Brazil’s past interest rate cuts have strengthened the economy and allowed a significant gain in sales.  Russia was another major contributor, with sales benefiting from increased investments in energy, metals and construction.  Strong sales growth continued in China despite reported government actions to slow the economy.

▪	Higher oil prices contributed to sizable sales growth in a number of oil producing countries in Africa/Middle East.

North America – Sales decreased $241 million, or 7 percent.

▪	Sales volume decreased $327 million.

▪	Price realization increased $86 million.

▪
Dealer-reported inventories increased slightly in the fourth quarter, ending three quarters of significant reductions.  Dealer inventories at the end of the quarter were well below a year earlier in both dollars and months of supply.

▪
The decline in sales volume was a result of unfavorable economic conditions in key industries.  Output declines prompted users to curtail fleet expansions, and dealers added fewer units to their rental fleets.

▪
Housing construction was a negative, with starts down 26 percent from a year earlier.  The inventory of unsold new homes increased by almost three months to more than nine months, and the median new home price declined more than 4 percent.

▪	New contracts awarded for nonresidential construction dropped more than 15 percent in the fourth quarter, and the number of workers employed in nonresidential construction declined almost 1 percent.

▪
The Central Appalachian spot coal price increased almost 17 percent from a year earlier, and coal production increased slightly.  Coal exports in October, the latest month available, were 28 percent higher than a year earlier.  These improvements led to a recovery in sales of some products used in coal mining such as large track-type tractors.

▪
Metals prices increased more than 30 percent from a year earlier, and crude oil prices approached $100 per barrel.  As a result, mining investment, pipeline construction and oil sands investment benefited sales volumes.

EAME – Sales increased $569 million, or 32 percent.

▪	Sales volume increased $360 million.

▪	Price realization increased $62 million.

▪	Currency benefited sales by $147 million.

▪	Dealer-reported inventories increased in the fourth quarter; inventories in months of supply ended the quarter slightly higher than a year earlier.

▪
In Europe, strength in nonresidential construction offset softness in housing permits.  The credit crisis forced the European Central Bank to inject liquidity and halted plans to raise interest rates.  Business sentiment remained sufficiently positive to allow higher sales in most key countries.

▪
Sales volume increased in Africa/Middle East in response to high oil prices, good economic growth and increased construction activity.  Significant sales growth occurred in South Africa in response to a large increase in construction, and there were also increases in a number of oil-producing countries.

▪
Sales volume also grew significantly in the CIS, largely in Russia.  Sales in that country benefited from low interest rates, much higher government spending, increased oil production and more coal production.  Construction in the fourth quarter increased 19 percent from the year earlier quarter.

Latin America – Sales increased $187 million, or 29 percent.

▪	Sales volume increased $135 million.

▪	Price realization increased $27 million.

▪	Currency benefited sales by $25 million.

▪	Dealers reported a decline in inventories in the fourth quarter, which took inventories in months of supply below a year earlier.

▪
Much of the sales volume growth occurred in Brazil.  Sizable interest rate reductions over the past two years improved economic growth and construction spending.  Mining, particularly iron ore, benefited sales.

▪	Gains occurred in other countries in response to more construction or increased mining investment.

Asia/Pacific – Sales increased $342 million, or 40 percent.

▪	Sales volume increased $233 million.

▪	Price realization increased $58 million.

▪	Currency benefited sales by $51 million.

▪	Dealer-reported inventories increased slightly more than a year earlier. Dollar inventories were lower than 2006, so inventories in months of supply were well below those at the end of 2006.

▪
China was the largest contributor to sales growth.  Despite numerous actions taken to slow the economy, growth continued to be strong and construction increased more than 20 percent relative to 2006.  Mining was also strong, with coal mining up 9 percent and iron ore production up 8 percent.

▪	Indonesia reduced interest rates and continued to develop its coal mining industry, leading to much higher sales.

▪	Sizable sales volume gains occurred in India. Positives included rapid economic growth, an 11 percent increase in construction and an 8 percent increase in mining.

Engines Sales

Sales were $3.900 billion in fourth quarter 2007, an increase of $175 million, or 5 percent, from fourth quarter 2006.

▪	Sales volume decreased $123 million.

▪	Price realization increased $187 million.

▪	Currency benefited sales by $111 million.

▪	Geographic mix between regions (included in price realization) was $12 million favorable.

▪	Dealer reported inventories in dollars were up; months of supply were down as the inventories were supported by strong delivery rates.

North America – Sales decreased $375 million, or 23 percent.

▪	Sales volume decreased $441 million.

▪	Price realization increased $66 million.

▪
Sales for on-highway truck applications declined 67 percent as the truck industry demand for new trucks was down due to the reduction in tonnage hauled and freight rates realized by on-highway carriers.

▪
Sales for petroleum applications increased 37 percent due to strong demand in gas compression, which overcame a small reduction in new drill rig build rates.  Turbine sales benefited from increased customer spending for natural gas pipelines and compression equipment.

▪	Sales for industrial applications decreased 21 percent as the demand for small construction equipment was adversely affected by the severe decline in the U.S. housing market.

EAME – Sales increased $424 million, or 36 percent.

▪	Sales volume increased $268 million.

▪	Price realization increased $68 million.

▪	Currency benefited sales by $88 million.

▪
Sales for electric power applications increased 46 percent with strong demand for medium-sized units selling into Africa/Middle East and Russia.  Turbines and turbine-related services increased to support power generation.

▪	Sales for industrial applications increased 27 percent with strong demand for agriculture and other types of OEM equipment. This demand has been driven by good economic conditions.

▪	Sales for marine applications increased 40 percent with higher demand for workboats, commercial oceangoing vessels and cruise ships.

▪
Sales for petroleum applications increased 27 percent based on strong demand for engines used in drilling and production.  Turbine-related services increased to support rising oil production and gas transmission demand.

Latin America – Sales decreased $30 million, or 8 percent.

▪	Sales volume decreased $40 million.

▪	Price realization increased $10 million.

▪	Sales into truck applications declined 58 percent reflecting reduced demand. Latin American truck facilities decreased exports of trucks destined for the United States.

▪	Sales for petroleum applications increased 4 percent as turbine-related services increased to support rising oil production.

▪	Sales for electric power engines decreased 6 percent due to timing of shipments of product into Latin America.

Asia/Pacific – Sales increased $156 million, or 31 percent.

▪	Sales volume increased $102 million.

▪	Price realization increased $31 million.

▪	Currency benefited sales by $23 million.

▪	Sales for marine applications increased 58 percent, with continued strong demand for workboat and offshore shipbuilding. Large diesel demand grew in the offshore and general cargo industries.

▪
Sales for petroleum applications increased 38 percent as Chinese drill rig builders continue to manufacture at record high levels for domestic and export use.  Turbines and turbine-related services increased to support oil production and natural gas pipeline compression demand.

▪	Sales of electric power engines increased 18 percent with the successful launch of new medium-sized units and increased demand in India.

Financial Products Revenues

Revenues were $784 million in fourth quarter 2007, an increase of $109 million, or 16 percent, from fourth quarter 2006.

▪	Growth in average earning assets increased revenues $85 million.

▪	Revenues from earned premiums at Cat Insurance increased $26 million.

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between fourth quarter 2006 (at left) and fourth quarter 2007 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  Caterpillar management utilizes these charts internally to visually communicate with its Board of Directors and employees.  The bar titled Consolidating Adjustments/M&E Other Operating Expense includes the operating profit impact of Progress Rail.

Operating profit in fourth quarter 2007 increased $109 million, or 10 percent, from 2006, driven by higher price realization and sales volume, partially offset by increased core operating costs.

Core operating costs rose $296 million from fourth quarter 2006 driven by $355 million of higher manufacturing costs.  The increase in manufacturing costs was primarily due to operating inefficiencies, higher material costs and increased depreciation.  Operating inefficiencies were the result of supply chain challenges, capacity increases, factory repair and maintenance and costs to enhance customer delivered quality.  SG&A and R&D were down $59 million from fourth quarter 2006.  Lower spending more than offset the impact of higher wage and benefits.

Currency had a $24 million unfavorable impact on operating profit, as the benefit to sales was more than offset by the negative impact on costs.

Operating Profit by Principal Line of Business
(Millions of dollars)	Fourth Quarter 2007	Fourth Quarter 2006	$ Change	% Change
Machinery[1]	$619	$579	$40	7%
Engines[1]	571	502	69	14%
Financial Products	161	172	(11)	(6%)
Consolidating Adjustments	(96)	(107)	11
Consolidated Operating Profit	$1,255	$1,146	$109	10%

[1]	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

▪	Machinery operating profit of $619 million was up $40 million, or 7 percent, from fourth quarter 2006. Price realization and higher sales volume were partially offset by higher core operating costs.

▪
Engines operating profit of $571 million was up $69 million, or 14 percent, from fourth quarter 2006.  The favorable impacts of improved price realization and positive mix of product were partially offset by higher core operating costs and lower sales volume.

▪
Financial Products operating profit of $161 million decreased $11 million, or 6 percent, from fourth quarter 2006. The decrease was primarily attributable to an $18 million increase in the provision for credit losses and a $6 million decrease in miscellaneous revenue items, partially offset by a $14 million impact from higher average earning assets at Cat Financial.

OTHER PROFIT/LOSS ITEMS

▪
Other income/expense was $88 million of income compared with $49 million of income in fourth quarter 2006.  The change was primarily due to the favorable impacts of currency and other items that were individually insignificant.

▪
The provision for income taxes in the fourth quarter reflects an annual tax rate of 30 percent as compared to a 29 percent rate in 2006.  The increase over 2006 is primarily due to the repeal of ETI benefits in 2007 offset by a more favorable geographic mix of profits from a tax perspective.

A favorable adjustment of $55 million was recorded this quarter related to the first nine months of 2007 as a result of a decrease in the estimated annual tax rate from 31.5 to 30 percent, primarily due to changes in our geographic mix of profits.  This compares to a favorable adjustment of $75 million in the fourth quarter of 2006.

2006 COMPARED WITH 2005

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

Machinery sales of $26.062 billion were an increase of $3.131 billion, or 14 percent, from 2005. Sales volume increased $2.081 billion and increased in all geographic regions.Price realization increased $996 million. Currency benefited sales by $54 million. The acquisition of Progress Rail added $766 million to sales volume in North America. Excluding Progress Rail, North America experienced stronger growth in the first half, which was partially offset by the effects of higher interest rates and lower housing starts that caused sales volume to weaken during the second half of the year.Outside North America, economic conditions improved as Europe turned in its best economic growth since 2000.  Construction and mining were strong in all regions.Dealers increased inventories in 2006, although at a slower rate than in 2005, to support higher deliveries.  Dealer inventories in months of supply were about even with 2005.

•
North America sales increased $1.393 billion, or 11 percent. Sales volume increased $771 million, primarily due to Progress Rail. Price realization increased $622 million. Housing starts in the United States dropped sharply in the second half, causing lower sales of machines used in that sector.  While lower mortgage rates revived new home sales late in the year, builders continued to cut starts in order to reduce inventories of unsold homes. The significant increase in short-term interest rates over the past two years somewhat reduced the incentives for users to replace machines currently operating in their fleets.  As a result, trends in dealer deliveries moderated in some still-growing applications such as nonresidential construction.  Dealers also added fewer machines to rental fleets.  Those developments were more pronounced in the second half. Coal mines increased production to a record high in the second quarter but reduced output in the second half of the year.  Electric utilities cut coal consumption, and coal stocks increased to cause a decline in spot prices.  Lower coal prices and some reported delays in securing mine permits caused a decline in dealer-reported deliveries to coal mines. Metals mines increased exploration spending 38 percent in 2006 in response to favorable metals prices, and highway contracts awarded, net of inflation, increased 7 percent.  As a result, dealer-reported deliveries of machines in metal mining and highway applications increased. Dealer-reported inventories declined slightly in the last half of 2006, reversing the pattern of the past three years.  However, dealer inventories in months of supply ended the year higher than at the end of 2005.

•
EAME sales increased $1.001 billion, or 19 percent. Sales volume increased $884 million. Price realization increased $102 million. Currency benefited sales by $15 million. Volume improved in Europe, Africa/Middle East and the Commonwealth of Independent States (CIS).  Dealers reported higher deliveries and increased their inventories to support that growth.  Reported inventories in months of supply were lower than at the end of 2005. Sales in the CIS increased for the sixth consecutive year, reaching a record high. Sales in Europe benefited from better economic growth in the Euro-zone economies and a recovery in construction. Higher home prices and readily available credit led to an increase in building permits.  Sales increased in the central European countries in response to rapid growth in construction.  Sales increased significantly in Africa/Middle East for the third consecutive year.  High energy and metals prices have driven increased investment in those industries and contributed to construction booms. Construction increased more than 10 percent in both Turkey and South Africa.

•
Latin America sales increased $562 million, or 28 percent. Sales volume increased $365 million. Price realization increased $165 million. Currency benefited sales by $32 million. Dealers reported higher deliveries to end users and increased inventories to support that growth.  Reported inventories in months of supply were lower than a year earlier. Sales increased in most countries in the region, the result of higher commodity prices, increased mine production and rapid growth in construction. Interest rates in Brazil declined 475 basis points during the year, reaching the lowest levels in at least 20 years. Lower rates helped improve the economy, leading to an increase in sales.

•
Asia/Pacific sales increased $175 million, or 6 percent. Sales volume increased $61 million. Price realization increased $107 million. Currency benefited sales by $7 million. Dealers reported increased deliveries but reduced their inventories.  As a result, inventories in months of supply were well below a year earlier. The largest sales gain occurred in China, the result of significant increases in construction and mining. Sales also increased sharply in Australia, benefiting from an increase in construction spending. While mine production declined, exploration expenditures increased 26 percent. Sales in India continued to grow for the fifth consecutive year due to increases in construction and mining.  Sales in Indonesia were down significantly in 2006, although the rate of decline diminished as the year progressed.

Engine sales of $12.807 billion were an increase of $1.732 billion, or 16 percent, from 2005. Sales volume increased $1.240 billion. Price realization increased $468 million. Currency impact benefited sales by $24 million. Worldwide, and for most geographic regions and industries, dealer-reported inventories were up. Inventories in months of supply decreased slightly. Sales benefited particularly from widespread strength in petroleum applications for reciprocating engines, turbines and turbine-related services as strong demand and limited reserve capacity drove continued industry investment.

•
North America sales increased $1.053 billion, or 22 percent. Sales volume increased $841 million. Price realization increased $212 million. Sales for petroleum applications increased 44 percent with continued strong demand for reciprocating engines for drilling and compression as well as turbines and turbine-related services for pipelines. Sales for on-highway truck applications increased 16 percent as industry demand strengthened in advance of the 2007 emissions change. Sales for electric power applications increased 13 percent supported by technology applications and nonresidential construction. Sales for industrial applications increased 22 percent with widespread strong demand for various types of industrial Original Equipment Manufacturer (OEM) equipment. Sales for marine applications remained about flat with increased workboat sales mostly offset by reduced pleasure craft demand.

•
EAME sales increased $406 million, or 11 percent. Sales volume increased $237 million. Price realization increased $149 million. Currency impact benefited sales by $20 million. Sales for electric power applications increased 8 percent supported by developing region demand from high commodity prices. Sales for marine applications increased 21 percent with continued strength in shipbuilding. Sales for petroleum applications increased 16 percent, primarily from turbine demand for oil production and gas transmission. Sales for industrial applications remained about flat.

•
Latin America sales increased $80 million, or 8 percent. Sales volume increased $46 million. Price realization increased $34 million. Sales for electric power engines increased 25 percent from growth in commercial development and increased investment in standby generator sets to support business operations. Sales for petroleum engines declined 10 percent with all of the decline driven by nonrecurring projects to support increased oil production. Sales for industrial engines increased 55 percent with increased demand for agricultural equipment. Sales for on-highway truck engines increased 30 percent with continued increased demand for trucks and strong market acceptance of Caterpillar engines. Sales for marine engines increased 50 percent from ongoing strength in workboat demand.

•
Asia/Pacific sales increased $193 million, or 13 percent. Sales volume increased $116 million. Price realization increased $73 million. Currency impact benefited sales by $4 million. Sales for petroleum applications increased 22 percent with continued growth in demand for drill rigs as well as turbines and turbine-related services in Southeast Asia. Sales for electric power applications increased 10 percent from demand for manufacturing support. Sales for marine applications increased 15 percent with continued growth in demand for oceangoing and workboat vessels. Sales for industrial applications increased 6 percent with increased demand for various types of industrial OEM equipment.

Financial Products revenues of $2.648 billion were an increase of $315 million, or 14 percent, from 2005. Growth in average earning assets increased revenues $178 million. The impact of higher interest rates on new and existing finance receivables at Cat Financial added $123 million. There was a $14 million increase in other revenues, primarily due to an increase in earned premiums at Cat Insurance.

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

Operating Profit by Principal Line of Business
(Millions of dollars)	2006	2005	$ Change	% Change
Machinery[1]	$3,027	$2,431	$596	25%
Engines[1]	1,630	1,071	559	52%
Financial Products	670	531	139	26%
Consolidating Adjustments	(406)	(249)	(157)
Consolidated Operating Profit	$4,921	$3,784	$1,137	30%

[1]	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

•	Machinery operating profit of $3.027 billion was up $596 million, or 25 percent, from 2005. The favorable impact of improved price realization and higher sales volume was largely offset by higher core operating costs.

•
Engines operating profit of $1.630 billion was up $559 million, or 52 percent, from 2005.  The favorable impact of improved price realization and higher sales volume was partially offset by higher core operating costs, which included expense related to a settlement of various legal disputes with Navistar.

•
Financial Products operating profit of $670 million was up $139 million, or 26 percent, from 2005.  The increase was primarily due to $86 million from continued growth of average earning assets and a $77 million impact from improved net yield on average earning assets at Cat Financial.

OTHER PROFIT/LOSS ITEMS

•	Other income/expense was income of $214 million compared with income of $377 million in 2005. The decrease was primarily due to the unfavorable impact of currency.

•
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

Progress Rail Services, Inc.

In June 2006, Caterpillar acquired 100 percent of the equity in privately held Progress Rail Services, Inc. (Progress Rail) for approximately $1 billion, including the assumption of $200 million in debt. Based in Albertville, Alabama, Progress Rail is a leading provider of remanufactured locomotive, railcar and track products and services to the North American railroad industry. The company also has one of the most extensive rail service and supply networks in North America. When acquired, Progress Rail operated more than 90 facilities in 29 states in the United States, Canada and Mexico, with about 3,700 employees. Expansion into the railroad aftermarket business is a strong fit with our strategic direction and will leverage Caterpillar's remanufacturing capabilities.

The transaction was financed with available cash and commercial paper borrowings of $427 million and Caterpillar stock of $379 million (5.3 million shares). Net tangible assets acquired, recorded at their fair values, primarily were inventories of $257 million, receivables of $169 million and property, plant and equipment of $260 million. Liabilities acquired, recorded at their fair values, primarily consisted of assumed debt of $200 million, accounts payable of $148 million and net deferred tax liabilities of $115 million. Finite-lived intangible assets acquired of $223 million related primarily to customer relationships are being amortized on a straight-line basis over 20 years. Goodwill of $431 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “All Other” category in Note 24. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

GLOSSARY OF TERMS

1.
Cat Production System (CPS) – The Caterpillar Production System is the common Order-to-Delivery process being implemented enterprise-wide to achieve our safety, quality, velocity, earnings and growth goals for 2010 and beyond.

2.	Consolidating Adjustments – Eliminations of transactions between Machinery and Engines and Financial Products.
3.
Core Operating Costs – Machinery and Engines variable manufacturing cost change [adjusted for volume] and changes in period manufacturing costs, SG&A expenses and R&D expenses.  Excludes the impact of currency.  Due to the adoption of FAS 123R in 2006, the 2006 vs. 2005 change in core operating costs also excludes stock based compensation expense.

4.
Currency – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar.  With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar.  Currency includes the impacts on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses.  With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

5.
Debt to Capital Ratio – A key measure of financial strength used by both management and our credit rating agencies.  The metric is a ratio of Machinery and Engines debt (short-term borrowings plus long-term debt) to the sum of Machinery and Engines debt and stockholders' equity.

6.	EAME – Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).
7.	Earning Assets – Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.
8.
Engines – A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; on-highway vehicles and locomotives; marine, petroleum, construction, industrial, agricultural and other applications; and related parts.  Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machine and engine components and remanufacturing services for other companies.  Reciprocating engines meet power needs ranging from 5 to 21,500 horsepower (4 to over 16 000 kilowatts).  Turbines range from 1,600 to 20,500 horsepower (1 200 to 15 000 kilowatts).

9.
Financial Products – A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance), Caterpillar Power Ventures Corporation (Cat Power Ventures) and their respective subsidiaries.  Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels.  Cat Financial also extends loans to customers and dealers.  Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.  Cat Power Ventures is an investor in independent power projects using Caterpillar power generation equipment and services.

10.	Latin America – Geographic region including Central and South American countries and Mexico.
11.
Machinery – A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

12.
Machinery and Engines (M&E) – Due to the highly integrated nature of operations, it represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

13.
Manufacturing Costs – Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs.  Variable manufacturing costs are defined as having a direct relationship with the volume of production.  This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process.  Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume.  Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.  Due to the adoption of FAS 123R in 2006, the 2006 vs. 2005 change in core operating cost also excludes stock based compensation expense.

14.	M&E Other Operating Expenses – Comprised primarily of gains (losses) on disposal of long-lived assets, long-lived asset impairment charges and impairment of goodwill.
15.	Operating Profit – Sales and revenues minus operating costs.
16.
Period Costs – Comprised of Machinery and Engines period manufacturing costs, SG&A expense and R&D expense.  Period costs exclude the impacts of currency.  Due to the adoption of FAS 123R in 2006, the 2006 vs. 2005 change in period costs also excludes stock based compensation expense.

17.
Price Realization – The impact of net price changes excluding currency and new product introductions.  Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

18.	Profit – Consolidated profit before taxes less provision for income taxes plus equity in profit (loss) of unconsolidated affiliated companies.
19.
Sales Volume – With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for machinery and engines as well as the incremental revenue impact of new product introductions.  With respect to operating profit, sales volume represents the impact of changes in the quantities sold for machinery and engines combined with product mix—the net operating profit impact of changes in the relative weighting of machinery and engines sales with respect to total sales.

20.
6 Sigma – On a technical level, 6 Sigma represents a measure of variation that achieves 3.4 defects per million opportunities.  At Caterpillar, 6 Sigma represents a much broader cultural philosophy to drive continuous improvement throughout the value chain.  It is a fact-based, data-driven methodology that we are using to improve processes, enhance quality, cut costs, grow our business and deliver greater value to our customers through Black Belt-led project teams.  At Caterpillar, 6 Sigma goes beyond mere process improvement—it has become the way we work as teams to process business information, solve problems and manage our business successfully.

LIQUIDITY AND CAPITAL RESOURCES

Sources of funds
We generate our capital resources primarily through operations.  Operating cash flows increased to $7.94 billion in 2007 from $5.80 billion in 2006. The significant increase of $2.14 billion is primarily the result of a $1.05 billion improvement from receivables and a $644 million decrease in taxes paid.  The receivable change is largely due to the timing of collections of North American sales.  See further discussion under Machinery and Engines and Financial Products. We anticipate that the majority of future capital resource requirements will be funded by operating cash flow, which is largely sourced from profits. See our Outlook on page A-69.

Total debt as of December 31, 2007, was $28.43 billion, an increase of $1.13 billion from year-end 2006.  Debt related to Machinery and Engines decreased $271 million.  Debt related to Financial Products increased $1.40 billion due to continued growth at Cat Financial.

We have three global credit facilities with a syndicate of banks totaling $6.55 billion available in the aggregate to both Machinery and Engines and Financial Products to support commercial paper programs.  Based on management’s allocation decision, which can be revised at anytime, the portion of the credit facilities allocated to Cat Financial was $5.55 billion at December 31, 2007.  During 2007, the five-year facility of $1.62 billion, which was scheduled to expire in September 2010, was extended and will expire September 2012.  The five-year facility of $2.98 billion has not changed and will expire September 2011.  The 364-day facility was increased from $1.85 billion to $1.95 billion and will expire in September 2008.  The facility expiring in September 2008 has a provision that allows Caterpillar or Cat Financial to obtain a one-year loan in September 2008 that would mature in September 2009.  Each of the facilities includes one or more sub-facilities that allow one or more specified subsidiaries of Cat Financial to borrow in certain non-U.S. dollar currencies. The overall increase of $100 million to the global credit facilities was initiated in order to support the growth in total sales and revenues.  At December 31, 2007, there were no borrowings under these lines and we were in compliance with all debt covenants.

Our total credit commitments as of December 31, 2007 were:

(Millions of dollars)	Consolidated	Machinery and Engines	Financial Products
Credit lines available:
Global credit facilities	$6,550	$1,000	$5,550
Other external	3,470	1,293	2,177
Total credit lines available	10,020	2,293	7,727
Less: Global credit facilities supporting commercial paper	(4,935)	—	(4,935)
Less: Utilized credit	(1,315)	(155)	(1,160)
Available credit	$3,770	$2,138	$1,632

To maintain an alternative funding source, Cat Financial periodically (generally once a year) securitizes retail (customer) installment sale contracts and finance leases. In this process, these finance receivables are sold into a public asset-backed securitization trust. The trusts, bankruptcy remote qualified special purpose entities (QSPEs) that are not consolidated in our financial statements, held total assets of $1.16 billion related to these securitizations at year-end 2007. We use QSPEs in a manner consistent with conventional practices in the securitization industry to isolate these finance receivables, which are secured by new and used equipment, for the benefit of securitization investors. Our sensitivity analysis indicated that the impact of a 20 percent adverse change to all individual assumptions used to calculate the fair value of all our retained interests at December 31, 2007 would be $2 million or less.

The use of the QSPEs enables us to access the U.S. securitization market for the sale of these types of financial assets. The amounts of funding from securitizations reflect such factors as capital market accessibility, relative costs of funding sources and assets available for securitization. We had cash proceeds from initial sales of these receivables of $650 million and $947 million, and recognized a pre-tax gain of $4 million and $7 million for 2007 and 2006, respectively. Subordinated retained interests in public securitizations totaled $49 million and $68 million at December 31, 2007 and 2006, respectively.

Machinery and Engines
Operating cash flows increased to $5.45 billion in 2007 from $4.61 billion in 2006.  The favorable change is primarily the result of a decrease in taxes paid.  Another significant operating item in 2007 is the continued increase in customer advances, which was driven by higher turbine and large reciprocating engine orders.  The increases in operating cash flows were partially offset by increases in inventory as we continue to have challenges with certain elements of our supply base meeting high production levels resulting in inefficiencies.  We continue to focus on improving the flow of quality product with the implementation of the Caterpillar Production System.

Our priorities for the use of cash are to maintain a strong financial position, fund profitable growth, maintain well-funded pension plans, consistently increase dividends and repurchase common stock.

Maintain a strong financial position - A key measure of Machinery and Engines financial strength used by both management and our credit rating agencies is Machinery and Engines’ debt to capital ratio.  Debt to capital is defined as short-term borrowings, long-term debt due within one year, and long-term debt due after one year (debt) divided by the sum of debt and stockholders’ equity.  Debt also includes borrowings from Financial Products.  At December 31, 2007, Machinery and Engines debt to capital ratio was 31.2 percent compared to 38.6 percent at December 31, 2006.  This favorable change is the result of record operating cash flows over the past three years.

Fund profitable growth - Capital expenditures during 2007 were $1.68 billion, an increase of $103 million compared to 2006.  The increase is primarily to replace and upgrade existing production assets, support new product programs and facilitate additional expansion of manufacturing capacity.  Cash used for acquisitions (net of cash acquired) was $244 million, primarily for the purchase of Franklin Power Products, Inc. and International Fuel Systems, Inc. and Blount International’s Forestry Division.

Maintain well-funded pension plans - Pension plans remain well funded and we have adequate liquidity to fund both U.S. and non-U.S. plans.  Our pension plans were 93% funded at year-end 2007.

Consistently increase dividends - Dividends paid totaled $845 million for 2007, representing 30 cents per share paid in the first two quarters and 36 cents per share paid in the third and fourth quarters.  2007 marks the fourteenth consecutive year our annual dividend per share has increased.

Repurchase common stock - Pursuant to the stock repurchase program authorized by the Board of Directors in October 2003, which was completed in April of 2007, and the new stock repurchase program approved in February 2007,  $2.41 billion was spent to purchase 33.5 million shares in 2007.  In August of 2007, the Board of Directors approved the use of derivative contracts for stock repurchases under the current stock repurchase program.  There were 624 million shares outstanding at the end of 2007.

Financial Products
Financial Products 2007 operating cash flow was $1.09 billion compared to $1.01 billion in 2006.  Net cash used for investing activities in 2007 was $1.24 billion compared to $1.19 billion in 2006.  This moderate increase is due to continued retail portfolio growth, partially offset by decreases in North American trade receivables purchased by Cat Financial.  Net cash provided by financing activities in 2007 was approximately the same as 2006.

Financial Products total borrowings were $24.42 billion at December 31, 2007, an increase of $1.40 billion from December 31, 2006.  Debt repayment in Financial Products depends primarily on timely repayment and collectibility of the receivables portfolio.  At December 31, 2007, finance receivables past due over 30 days were 2.36 percent, compared with 1.71 percent at December 31, 2006. The allowance for credit losses was 1.39 percent of finance receivables, net of unearned income, at December 31, 2007, compared to 1.33 percent at December 31, 2006. Receivables written off due to uncollectibility, net of recoveries on receivables previously written off, were $68 million and $47 million for 2007 and 2006, respectively.  The increase in past dues and write-offs primarily relate to the downturn in the U.S. housing industry. Although past dues and write-offs have increased from 2006, by historical standards, Cat Financial’s portfolio continues to perform well and has not been significantly impacted by the downturn in global credit markets.  Due to Caterpillar’s strong credit rating, Cat Financial was able to maintain normal operations and fund all their needs during 2007.

Dividends paid per common share[1]
Quarter	2007	2006	2005[1]
First	$.300	$.250	$.205
Second	.300	.250	.205
Third	.360	.300	.250
Fourth	.360	.300	.250
	$1.320	$1.100	$0.910

[1]	Per share data reflects the July 2005 2-for-1 stock split.

Contractual obligations
The company has committed cash outflow related to long-term debt, operating lease agreements, postretirement obligations, purchase obligations, interest on long-term debt and other long-term contractual obligations. Minimum payments for these obligations are:

(Millions of dollars)	2008	2009	2010	2011	2012	After 2012	Total
Long-term debt:
Machinery and Engines (excluding capital leases)	$178	$315	$1	$374	$1	$2,880	$3,749
Machinery and Engines-capital leases	2	2	2	2	2	60	70
Financial Products	4,952	4,815	2,961	686	1,515	4,213	19,142
Total long-term debt	5,132	5,132	2,964	1,062	1,518	7,153	22,961
Operating leases	248	186	155	119	95	441	1,244
Postretirement obligations[1]	770	490	490	530	550	3,150	5,980
Purchase obligations:
Accounts payable[2]	4,723	—	—	—	—	—	4,723
Purchase orders[3]	6,186	—	—	—	—	—	6,186
Other contractual obligations[4]	250	87	65	40	—	—	442
Total purchase obligations	11,159	87	65	40	—	—	11,351
Interest on long-term debt[5]	1,001	708	555	475	405	5,829	8,973
Other long-term obligations[6]	119	99	73	62	62	50	465
Total contractual obligations	$18,429	$6,702	$4,302	$2,288	$2,630	$16,623	$50,974

[1]	Amounts represent expected contributions to our pension and other postretirement benefit plans through 2017, offset by expected Medicare Part D subsidy receipts.
[2]	Amount represents invoices received and recorded as liabilities in 2007, but scheduled for payment in 2008. These represent short-term obligations made in the ordinary course of business.
[3]	Amount represents contractual obligations for material and services on order at December 31, 2007 but not yet delivered. These represent short-term obligations made in the ordinary course of business.
[4]	Amounts represent long-term commitments entered into with key suppliers for minimum purchases quantities.
[5]	Amounts represent estimated contractual interest payments on long-term debt.
[6]
Amounts represent contractual obligations primarily related to software license contracts, IT consulting contracts and outsourcing contracts for benefit plan administration and software system support.

We adopted FIN 48, “Accounting for Uncertainty in Income Taxes” as of January 1, 2007.  The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $703 million at December 31, 2007.  Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, FIN 48 obligations are not included in the table above.  We do not expect a significant tax payment related to these obligations within the next year.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair market values for goodwill impairment tests, warranty liability, stock-based compensation, reserves for product liability and insurance losses, postretirement benefits, post-sale discounts, credit losses and income taxes. We have incorporated many years of data into the determination of each of these estimates and we have not historically experienced significant adjustments. These assumptions are reviewed at least annually with the Audit Committee of the Board of Directors. Following are the methods and assumptions used in determining our estimates and an indication of the risks inherent in each.

Residual values for leased assets—The residual values for Cat Financial’s leased assets, which are based upon the estimated wholesale market value of leased equipment at the time of the expiration of the lease, represent a careful analysis of historical wholesale market sales prices, projected forward on a level trend line without consideration for inflation or possible future pricing action.  At the inception of the lease, residual values are derived from consideration of the following critical factors: market size and demand, any known significant market/product trends, total expected hours of usage, machine configuration, application, location, model changes, quantities and past re-marketing experience, third party residual guarantees and contractual customer purchase options.  During the term of the leases, residual amounts are monitored.  If estimated market values reflect a non-temporary impairment due to economic factors, obsolescence or other adverse circumstances, the residuals are adjusted to the lower estimated values by a charge to earnings.  For equipment on operating leases, the charge is recognized through depreciation expense.  For finance leases, it is recognized through a reduction of finance revenue.

Fair market values for goodwill impairment tests— We test goodwill for impairment annually and whenever events or circumstances make it likely that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell all or a portion of a reporting unit.

Determining whether an impairment has occurred requires valuation of the respective reporting unit, which we estimate using a discounted five year forecasted cash flow with a year-five residual value based upon a comparative market Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) multiple.  The assumptions about future cash flows are based on the reporting unit’s long-term forecast and are subject to review and approval of our senior management. The market EBITDA multiple is based on recent market transactions in the reporting unit’s industry.  The estimated fair value could be impacted by changes in interest rates, growth rates, costs, pricing, capital expenditures and market conditions.

Warranty liability— At the time a sale is recognized, we record estimated future warranty costs.  The warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory.  Generally, historical claim rates are based on actual warranty experience for each product by machine model/engine size.  Specific rates are developed for each product build month and are updated monthly based on actual warranty claim experience.  Warranty costs may differ from those estimated if actual claim rates are higher or lower than our historical rates.

Stock-based compensation— We use a lattice-based option-pricing model to calculate the fair value of our stock option and SARs.  The calculation of the fair value of the awards using the lattice-based option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding the following:

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

•
The weighted-average dividend yield is based on Caterpillar's historical dividend yields.  As holders of stock-based awards do not receive dividend payments, this could result in employees retaining the award for a longer period of time if dividend yields decrease or exercising the award sooner if dividend yields increase.  A decrease in the dividend yield would result in an increase in our expense.

•
The risk-free interest rate is based on the U.S. Treasury yield curve in effect at time of grant.  As the risk-free interest rate increases, the expected term increases, resulting in an increase in our expense.

The fair value of our RSUs is determined by reducing the stock price on the date of grant by the present value of the estimated dividends to be paid during the vesting period. The estimated dividends are based on Caterpillar’s weighted-average dividend yields. A decrease in the dividend yield would result in an increase in our expense.

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

Post-sale discount reserve—We provide discounts to dealers and original equipment manufacturers (OEM) through merchandising programs that are administered by our marketing profit centers.  We have numerous programs that are designed to promote the sale of our products.  The most common dealer programs provide a discount when the dealer sells a product to a targeted end user.  OEM programs provide discounts designed to encourage the use of our engines. The cost of discounts is estimated based on historical experience and planned changes in merchandising programs and is reported as a reduction to sales when the product sale is recognized.  The amount of accrued post-sale discounts was $669 million,  $726 million and $616 million as of December 31, 2007, 2006 and 2005, respectively.  The reserve represents discounts that we expect to pay on previously sold units and is reviewed at least quarterly.  The reserve is adjusted if discounts paid differ from those estimated.  Historically, those adjustments have not been material.

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

Income tax reserve— Despite our belief that our tax return positions are consistent with applicable tax laws, we believe that certain positions are likely to be challenged by taxing authorities. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. Our tax reserves reflect the difference between the tax benefit claimed on tax returns and the amount recognized in financial statements in accordance with FIN 48.  FIN 48 requires that tax benefits recognized in the financial statements must be at least more likely than not of being sustained based on technical merits.  The amount of benefit recorded for these positions is measured as the largest benefit more likely than not to be sustained.   Significant judgment is required in making these determinations.  As the examination process progresses with tax authorities, adjustments to tax reserves may be necessary to reflect taxes payable upon settlement.  Tax reserve adjustments related to positions impacting the effective tax rate affect the provision for income taxes.  Tax reserve adjustments related to positions impacting the timing of deductions impact deferred tax assets and liabilities.

EMPLOYMENT

Caterpillar’s worldwide employment was 101,333 in 2007, up 6,470 from 94,593 in 2006.  Of the increase, about 3,400 employees were added via acquisitions, and about 1,800 hourly and 1,500 salaried and management employees were added to support higher volumes, growth and new product introductions.

Full-Time Employees at Year-End
	2007	2006	2005
Inside U.S.	50,545	48,709	43,878
Outside U.S.	50,788	45,884	41,238
Total	101,333	94,593	85,116

By Region:
North America	50,901	49,018	43,933
EAME	26,168	24,845	23,137
Latin America	13,930	13,231	11,688
Asia/Pacific	10,334	7,499	6,358
Total	101,333	94,593	85,116

OTHER MATTERS

Environmental and Legal Matters

The company is regulated by federal, state and international environmental laws governing our use, transport and disposal of substances and control of emissions. In addition to governing our manufacturing and other operations, these laws often impact the development of our products, including, but not limited to, required compliance with air emissions standards applicable to internal combustion engines. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or global competitive position.

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is reasonably probable we will pay remedial costs at a site, and those costs can be reasonably estimated, the costs are charged against our earnings.  In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.  The amount recorded for environmental remediation is not material and is included in “Accrued Expenses” in Statement 2.

We cannot reasonably estimate costs at sites in the very early stages of remediation.  Currently, we have a few sites in the very early stages of remediation, and there is no more than a remote chance that a material amount for remedial activities at any individual site, or at all sites in the aggregate, will be required.

We have disclosed certain individual legal proceedings in this filing.  Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues or intellectual property rights.   Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated financial position, liquidity or results of operations.

On May 14, 2007, the U.S. Environmental Protection Agency (EPA) issued a Notice of Violation to Caterpillar Inc., alleging various violations of Clean Air Act Sections 203, 206 and 207.  EPA claims that Caterpillar violated such sections by shipping engines and catalytic converter after-treatment devices separately, introducing into commerce a number of uncertified and/or mis-built engines, and failing to timely report emissions-related defects.  Caterpillar is currently engaging in negotiations with EPA to resolve these issues, but it is too early in the process to place precise estimates on the potential exposure to penalties.  However, Caterpillar is cooperating with EPA and, based upon initial discussions, and although penalties could potentially exceed $100 thousand, management does not believe that this issue will have a material adverse impact on our financial position.

On September 29, 2004, Kruse Technology Partnership (Kruse) filed a lawsuit against Caterpillar in the United States District Court for the Central District of California alleging that certain Caterpillar engines built from October 2002 to the present infringe upon certain claims of three of Kruse's patents on engine fuel injection timing and combustion strategies.  Kruse seeks monetary damages, injunctive relief and a finding that the alleged infringement by Caterpillar was willful.  Caterpillar denies Kruse's allegations, believes they are without merit and filed a counterclaim seeking a declaration from the court that Caterpillar is not infringing upon Kruse's patents and that the patents are invalid and unenforceable.  The counterclaim filed by Caterpillar is pending, and no trial date is currently scheduled.  In the opinion of management, the ultimate disposition of this matter will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

Stock-Based Compensation

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," (SFAS 123R) using the modified prospective transition method.  The modified prospective transition method requires compensation expense to be recognized in the financial statements for all awards granted after the date of adoption as well as for the unvested portion of previously granted awards outstanding as of the date of adoption.  Prior to the date of adoption of SFAS 123R, we used the intrinsic-value based method, as described in Accounting Principles Board No. 25, to account for stock options and no compensation expense was recognized in association with our stock awards.  Pro forma profit and profit per share as if we had applied the fair value method were previously disclosed in the footnotes in accordance with SFAS 148, “Accounting for Stock-Based Compensation – Transition and Disclosures.”

In anticipation of the adoption of SFAS 123R, we did not modify the terms of any previously granted options. Our stock incentive plans provide for the granting of nonqualified options, stock-settled stock appreciation rights (SARs) and restricted stock units (RSUs) to officers, directors and key employees of the company.  In order to better align our employee stock option program with the overall market, the number of options granted in 2005 was significantly reduced from the previous year.  In response to this decrease, we elected to immediately vest the 2005 grant.  In order to further align our stock award program with the overall market, we adjusted our 2006 grant by reducing the overall number of employee awards granted and utilized a mix of SARs and option awards.  In 2007 to further align our stock award program with the overall market, we adjusted our 2007 grant by reducing the overall number of employee awards and utilizing RSUs in addition to the SARs and option awards.  RSUs were granted to 3,300 employees with a 2007 compensation cost of $19 million. The 2006 and 2007 awards generally vest three years after the date of grant.  At grant, SARs and option awards have a term life of ten years.  Upon separation from service, if the participant is 55 years of age or older with more than ten years of service, the participant meets the criteria for a “Long Service Separation".  If the “Long Service Separation” criteria are met, the vested options/SARs will have a life that is the lesser of 10 years from the original grant date or five years from the separation date.

We use a lattice-based option-pricing model to estimate the fair value of options and SARs granted.  We use the stock price on the day of grant reduced by the present value of the estimated dividends to be paid during the vesting period to estimate the fair value of the RSUs granted.  The adoption of SFAS 123R reduced operating profit for the year ended December 31, 2006 by $137 million and reduced profit after-tax by $92 million ($.14 per share basic and $.09 per share diluted).  2007 stock-based compensation expense was $146 million.  At December 31, 2007, $121 million of expense with respect to unvested stock-based awards has yet to be recognized and will be expensed over a weighted-average period of approximately 1.8 years.

Retirement Benefits

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 (SFAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which amends SFAS 87 and SFAS 106 to require recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet.  Under SFAS 158, gains and losses, prior service costs and credits and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost. Also, the measurement date -- the date at which the benefit obligation and plan assets are measured -- is required to be the company's fiscal year-end. As required by SFAS 158, we adopted the balance sheet recognition provisions at December 31, 2006 and will adopt the year-end measurement date in 2008.  The adoption of the balance sheet recognition provisions reduced December 31, 2006 assets by approximately $500 million, increased liabilities by approximately $2.20 billion and reduced stockholders' equity by approximately $2.70 billion. Also, we reclassified approximately $500 million from current liabilities to long-term liabilities based on the classification guidelines provided in SFAS 158.  We did not incur any violation of debt covenant agreements as a result of the reduction in stockholders' equity.  We do not expect the adoption of the year-end measurement date will have a material impact on our financial statements.

Additionally, SFAS 87 required the recognition of an Additional Minimum Liability if the market value of plan assets was less than the accumulated benefit obligation at the end of the measurement date.  The Additional Minimum Liability was eliminated upon the adoption of SFAS 158.

We recognized pension expense of $361 million in 2007 as compared to $326 million in 2006. The increase in expense was primarily a result of a $44 million adjustment to recognize previously unrecorded liabilities related to a subsidiary pension plan, partially offset by the impact of expected asset returns on plan assets. SFAS 87, "Employers' Accounting for Pensions," as amended by SFAS 158, requires companies to discount future benefit obligations back to today's dollars using a discount rate that is based on high-quality fixed-income investments. A decrease in the discount rate increases the pension benefit obligation. This increase is recognized in accumulated other comprehensive income and subsequently amortized into earnings as an actuarial loss. SFAS 87 also requires companies to use an expected long-term rate of return on plan assets for computing current year pension expense. Differences between the actual and expected asset returns are also recognized in accumulated other comprehensive income and subsequently amortized into earnings as actuarial gains and losses. At the end of 2007, total actuarial losses recognized in accumulated other comprehensive income were $2.72 billion, as compared to $3.50 billion in 2006. The majority of the actuarial losses are due to several years of declining discount rates, partially offset by asset gains in recent years. The $780 million decrease during 2007 was the result of a higher discount rate and better than expected asset returns in 2007.

In 2007, we recognized other postretirement benefit expense of $311 million compared to $363 million in 2006. The decrease in expense was primarily the result of lower amortization of actuarial losses due to favorable demographic and health care claims experience and the impact of expected asset returns on plan assets. Actuarial losses recognized in accumulated other comprehensive income for other postretirement benefit plans were $759 million at the end of 2007. These losses mainly reflect several years of declining discount rates and an increase in expected health care inflation. The losses were $400 million lower than at the end of 2006 due to a higher discount rate in 2007 and lower than expected health care claims experience, partially offset by an increase in the health care trend rate assumption.

Actuarial losses for both pensions and other postretirement benefits will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes, actual demographic experience and other factors that impact these expenses. These losses, reported in accumulated other comprehensive income, will be amortized as a component of net periodic benefit cost on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the benefit plans. At the end of 2007, the average remaining service period of active employees was 9 years for our U.S. pension plans, 12 years for our non-U.S. pension plans and 7 years for other postretirement benefit plans. We expect our amortization of net actuarial losses to decrease approximately $120 million in 2008 as compared to 2007, primarily due to favorable asset returns and an increased discount rate.

For our U.S. pension plans, our 2007 asset allocation was 70 percent equity securities, 27 percent debt securities and 3 percent cash, and our target allocation for 2008 is 70 percent equity securities, 25 percent debt securities and 5 percent real estate. The 2007 asset allocation for our non-U.S. pension plans was 60 percent equity securities, 30 percent debt securities, 7 percent real estate and 3 percent other. The target allocation for 2008 for our non-U.S. pension plans is 62 percent equity securities, 30 percent debt securities, 7 percent real estate and 1 percent other. Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The U.S. plans are rebalanced to plus or minus five percentage points of the target asset allocation ranges on a monthly basis. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives. The U.S. plans currently utilize futures contracts to offset current equity positions in order to rebalance the total portfolio to the target asset allocation. During 2006 and 2007, approximately 10 percent of the U.S. pension plans’ assets were rebalanced from equity to fixed income positions through the use of futures contracts. The actual asset allocation percentages above represent this rebalancing effort. The plans do not engage in futures contracts for speculative purposes.

During 2007, we made cash contributions of $11 million to our U.S. defined benefit pension plans and $47 million to our non-U.S. pension plans.

Although we have no ERISA funding requirements in 2008, we expect to make approximately $400 million of contributions during the year. We have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one percentage point change in our primary actuarial assumptions on 2007 benefit costs and year-end obligations are included in the table on page A-65.

SENSITIVITY

Foreign Exchange Rate Sensitivity
Machinery and Engines use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years. Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Engines operations for the next 12 months and the foreign currency derivative instruments in place at year-end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2008 cash flow for our Machinery and Engines operations by approximately $100 million. Last year similar assumptions and calculations yielded a potential $175 million adverse impact on 2007 cash flow.  We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

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

The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify this competitive impact, the results would probably be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen. Our primary exposure (excluding competitive risk) is to exchange rate movements in the British pound, Japanese yen and euro.

Interest Rate Sensitivity
For our Machinery and Engines operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2008 pretax earnings of Machinery and Engines by $9 million. Last year, similar assumptions and calculations yielded a potential $9 million adverse impact on 2007 pretax earnings. This effect is caused by the interest rate fluctuations on our short-term debt and fixed to floating interest rate swaps.

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

In order to properly manage sensitivity to changes in interest rates, Financial Products measures the potential impact of different interest rate assumptions on pretax earnings. All on-balance sheet positions, including derivative financial instruments, are included in the analysis. The primary assumptions included in the analysis are that there are no new fixed rate assets or liabilities, the proportion of fixed rate debt to fixed rate assets remains unchanged and the level of floating rate assets and debt remain constant. Based on the December 31, 2007 balance sheet under these assumptions, the analysis estimates the impact of a 100 basis point immediate and sustained parallel rise in interest rates to be a $19 million decrease to pretax earnings for 2007.  Last year, similar assumptions and calculations yielded a potential $27 million adverse impact on 2007 pretax earnings.

This analysis does not necessarily represent our current outlook of future market interest rate movement, nor does it consider any actions management could undertake in response to changes in interest rates. Accordingly, no assurance can be given that actual results would be consistent with the results of our estimate.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity
Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2007 pension and other postretirement benefits costs and obligations:

	2007 Benefit Cost		Year-end Benefit Obligation
(Millions of dollars)	One percentage- point increase	One percentage- point decrease	One percentage- point increase	One percentage- point decrease
Pension benefits:
Assumed discount rate	$(164)	$174	$(1,675)	$1,929
Expected rate of compensation increase	53	(51)	394	(367)
Expected long-term rate of return on plan assets	(117)	117	—	—
Other postretirement benefits:
Assumed discount rate	(28)	67	(518)	574
Expected rate of compensation increase	—	—	1	(1)
Expected long-term rate of return on plan assets	(15)	15	—	—
Assumed health care cost trend rate	75	(49)	374	(330)

Primary Actuarial Assumptions
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate	5.8%	5.5%	5.6%	5.3%	4.7%	4.6%	5.8%	5.5%	5.6%
Rate of compensation increase	4.5%	4.0%	4.0%	4.1%	4.0%	3.7%	4.4%	4.0%	4.0%

Weighted-average assumptions used to determine net cost:
Discount rate	5.5%	5.6%	5.9%	4.7%	4.6%	5.2%	5.5%	5.6%	5.8%
Expected return on plan assets	9.0%	9.0%	9.0%	7.7%	7.5%	7.1%	9.0%	9.0%	9.0%
Rate of compensation increase	4.0%	4.0%	4.0%	4.0%	3.5%	3.5%	4.0%	4.0%	4.0%

Health care cost trend rates at year-end:
Health care trend rate assumed for next year							7.9%	7.5%	8.5%
Rate that the cost trend rate gradually declines to							5.0%	5.0%	5.0%
Year that the cost trend rate reaches ultimate rate							2016	2013	2013

SUPPLEMENTAL CONSOLIDATING DATA

We are providing supplemental consolidating data for the purpose of additional analysis.  The data has been grouped as follows:

Consolidated—Caterpillar Inc. and its subsidiaries.

Machinery and Engines—The Machinery and Engines data contained in the schedules on pages A-66 to A-68 are "non-GAAP financial measures" as defined by the Securities and Exchange Commission in Regulation G. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures. Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products— primarily our finance and insurance subsidiaries, Cat Financial and Cat Insurance.

Consolidating Adjustments—eliminations of transactions between Machinery and Engines and Financial Products.

Pages A-66 to A-68 reconcile Machinery and Engines with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Supplemental Data for Results of Operations For The Years Ended December 31 (Millions of dollars)
				Supplemental consolidating data
	Consolidated			Machinery & Engines[1]			Financial Products			Consolidating Adjustments
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007		2006		2005
Sales and revenues:
Sales of Machinery and Engines	$41,962	$38,869	$34,006	$41,962	$38,869	$34,006	$—	$—	$—	$—		$—		$—
Revenues of Financial Products	2,996	2,648	2,333	—	—	—	3,396	3,114	2,650	(400)	[2]	(466)	[2]	(317)	[2]
Total sales and revenues	44,958	41,517	36,339	41,962	38,869	34,006	3,396	3,114	2,650	(400)		(466)		(317)

Operating costs:
Cost of goods sold	32,626	29,549	26,558	32,626	29,549	26,558	—	—	—	—		—		—
Selling, general and administrative expenses	3,821	3,706	3,190	3,356	3,294	2,786	480	446	446	(15)	[3]	(34)	[3]	(42)	[3]
Research and development expenses	1,404	1,347	1,084	1,404	1,347	1,084	—	—	—	—		—		—
Interest expense of Financial Products	1,132	1,023	768	—	—	—	1,137	1,033	786	(5)	[4]	(10)	[4]	(18)	[4]
Other operating expenses	1,054	971	955	(8)	22	76	1,089	965	887	(27)	[3]	(16)	[3]	(8)	[3]
Total operating costs	40,037	36,596	32,555	37,378	34,212	30,504	2,706	2,444	2,119	(47)		(60)		(68)

Operating profit	4,921	4,921	3,784	4,584	4,657	3,502	690	670	531	(353)		(406)		(249)

Interest expense excluding Financial Products	288	274	260	294	285	266	—	—	—	(6)	[4]	(11)	[4]	(6)	[4]
Other income (expense)	320	214	377	(104)	(256)	85	77	75	49	347	[5]	395	[5]	243	[5]

Consolidated profit before taxes	4,953	4,861	3,901	4,186	4,116	3,321	767	745	580	—		—		—
Provision for income taxes	1,485	1,405	1,120	1,220	1,158	926	265	247	194	—		—		—
Profit of consolidated companies	3,468	3,456	2,781	2,966	2,958	2,395	502	498	386	—		—		—
Equity in profit (loss) of unconsolidated affiliated companies	73	81	73	69	79	64	4	2	9	—		—		—
Equity in profit of Financial Products' subsidiaries	—	—	—	506	500	395	—	—	—	(506)	[6]	(500)	[6]	(395)	[6]
Profit	$3,541	$3,537	$2,854	$3,541	$3,537	$2,854	$506	$500	$395	$(506)		$(500)		$(395)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of Financial Products’ revenues earned from Machinery and Engines.
[3]	Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
[4]	Elimination of interest expense recorded between Financial Products and Machinery and Engines.
[5]	Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
[6]	Elimination of Financial Products’ profit due to equity method of accounting.

Supplemental Data for Financial Position At December 31 (Millions of dollars)
			Supplemental consolidating data
	Consolidated		Machinery & Engines[1]		Financial Products		Consolidating Adjustments
	2007	2006	2007	2006	2007	2006	2007		2006
Assets
Current assets:
Cash and short-term investments	$1,122	$530	$862	$319	$260	$211	$—		$—
Receivables - trade and other	8,249	8,607	4,715	3,924	525	368	3,009	[2,3]	4,315	[2,3]
Receivables - finance	7,503	6,804	—	—	10,961	11,379	(3,458)	[3]	(4,575)	[3]
Deferred and refundable income taxes	816	733	746	656	70	77	—		—
Prepaid expenses and other current assets	583	638	565	616	39	41	(21)	[4]	(19)	[4]
Inventories	7,204	6,351	7,204	6,351	—	—	—		—
Total current assets	25,477	23,663	14,092	11,866	11,855	12,076	(470)		(279)

Property, plant and equipment – net	9,997	8,851	6,782	6,046	3,215	2,805	—		—
Long-term receivables - trade and other	685	860	90	155	30	30	565	[2,3]	675	[2,3]
Long-term receivables - finance	13,462	11,531	—	—	14,057	12,236	(595)	[3]	(705)	[3]
Investments in unconsolidated affiliated companies	598	562	610	559	12	12	(24)	[5]	(9)	[5]
Investments in Financial Products subsidiaries	—	—	3,948	3,513	—	—	(3,948)	[6]	(3,513)	[6]
Noncurrent deferred and refundable income taxes	1,553	1,949	1,803	2,218	68	39	(318)	[7]	(308)	[7]
Intangible assets	475	387	471	382	4	5	—		—
Goodwill	1,963	1,904	1,963	1,904	—	—	—		—
Other assets	1,922	1,742	293	352	1,629	1,390	—		—
Total assets	$56,132	$51,449	$30,052	$26,995	$30,870	$28,593	$(4,790)		$(4,139)

Liabilities
Current liabilities:
Short-term borrowings	$5,468	$5,155	$187	$165	$5,556	$5,077	$(275)	[8]	$(87)	[8]
Accounts payable	4,723	4,085	4,518	3,907	373	344	(168)	[9]	(166)	[9]
Accrued expenses	3,178	2,923	1,932	1,848	1,273	1,101	(27)	[10]	(26)	[10]
Accrued wages, salaries and employee benefits	1,126	938	1,108	922	18	16	—		—
Customer advances	1,442	921	1,442	921	—	—	—		—
Dividends payable	225	194	225	194	—	—	—		—
Other current liabilities	951	1,145	867	1,026	105	127	(21)	[7]	(8)	[7]
Long-term debt due within one year	5,132	4,461	180	418	4,952	4,043	—		—
Total current liabilities	22,245	19,822	10,459	9,401	12,277	10,708	(491)		(287)
Long-term debt due after one year	17,829	17,680	3,669	3,724	14,190	13,986	(30)	[8]	(30)	[8]
Liability for postemployment benefits	5,059	5,879	5,058	5,879	1	—	—		—
Other liabilities	2,116	1,209	1,983	1,132	454	386	(321)	[5,7]	(309)	[5,7]
Total liabilities	47,249	44,590	21,169	20,136	26,922	25,080	(842)		(626)

Commitments and contingencies
Stockholders’ equity
Common stock	2,744	2,465	2,744	2,465	860	862	(860)	[6]	(862)	[6]
Treasury stock	(9,451)	(7,352)	(9,451)	(7,352)	—	—	—		—
Profit employed in the business	17,398	14,593	17,398	14,593	2,566	2,325	(2,566)	[6]	(2,325)	[6]
Accumulated other comprehensive income	(1,808)	(2,847)	(1,808)	(2,847)	522	326	(522)	[6]	(326)	[6]
Total stockholders’ equity	8,883	6,859	8,883	6,859	3,948	3,513	(3,948)		(3,513)
Total liabilities and stockholders’ equity	$56,132	$51,449	$30,052	$26,995	$30,870	$28,593	$(4,790)		$(4,139)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of receivables between Machinery and Engines and Financial Products.
[3]	Reclassification of Machinery and Engines’ trade receivables purchased by Cat Financial and Cat Financial's wholesale inventory receivables.
[4]	Elimination of Machinery and Engines’ insurance premiums that are prepaid to Financial Products.
[5]	Elimination of Machinery and Engines’ investment in Financial Products subsidiary.
[6]	Elimination of Financial Products’ equity which is accounted for on Machinery and Engines on the equity basis.
[7]	Reclassification reflecting required netting of deferred tax assets/liabilities by taxing jurisdiction.
[8]	Elimination of debt between Machinery and Engines and Financial Products.
[9]	Elimination of payables between Machinery and Engines and Financial Products.
[10]	Elimination of prepaid insurance in Financial Products' accrued expenses.

Supplemental Data for Statement of Cash Flow For the Years Ended December 31 (Millions of dollars)
			Supplemental consolidating data
	Consolidated		Machinery & Engines[1]		Financial Products		Consolidating Adjustments
	2007	2006	2007	2006	2007	2006	2007		2006
Cash flow from operating activities:
Profit	$3,541	$3,537	$3,541	$3,537	$506	$500	$(506)	[2]	$(500)	[2]
Adjustments for non-cash items:
Depreciation and amortization	1,797	1,602	1,093	943	704	659	—		—
Undistributed profit of Financial Products	—	—	(256)	(128)	—	—	256	[3]	128	[3]
Other	199	197	114	140	(267)	(330)	352	[4]	387	[4]

Changes in assets and liabilities:
Receivables - trade and other	899	(148)	(317)	(351)	(105)	6	1,321	[4,5]	197	[4,5]
Inventories	(745)	(827)	(745)	(827)	—	—	—		—
Accounts payable and accrued expenses	618	670	408	507	216	185	(6)	[4]	(22)	[4]
Customer advances	576	511	576	511	—	—	—		—
Other assets—net	66	(262)	63	(205)	(9)	(44)	12	[4]	(13)	[4]
Other liabilities—net	984	519	969	486	40	30	(25)	[4]	3	[4]
Net cash provided by (used for) operating activities	7,935	5,799	5,446	4,613	1,085	1,006	1,404		180

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(1,700)	(1,593)	(1,683)	(1,580)	(17)	(41)	—		28	[4]
Expenditures for equipment leased to others	(1,340)	(1,082)	—	—	(1,349)	(1,111)	9	[4]	29	[4]
Proceeds from disposals of property, plant and equipment	408	572	14	29	398	581	(4)	[4]	(38)
Additions to finance receivables	(13,946)	(10,522)	—	—	(36,251)	(35,561)	22,305	[5]	25,039	[5]
Collections of finance receivables	10,985	8,094	—	—	33,456	32,670	(22,471)	[5]	(24,576)	[5]
Proceeds from sale of finance receivables	866	1,067	—	—	2,378	2,110	(1,512)	[5]	(1,043)	[5]
Net intercompany borrowings	—	—	(177)	123	3	(2)	174	[6]	(121)	[6]
Investments and acquisitions (net of cash acquired)	(229)	(513)	(244)	(513)	—	—	15	[7]	—
Proceeds from release of security deposit	290	—	290	—	—	—	—		—
Proceeds from sale of available-for-sale securities	282	539	23	26	259	513	—		—
Investments in available-for-sale securities	(485)	(681)	(29)	(35)	(456)	(646)	—		—
Other—net	461	323	122	33	341	294	(2)	[7]	(4)	[7]
Net cash provided by (used for) investing activities	(4,408)	(3,796)	(1,684)	(1,917)	(1,238)	(1,193)	(1,486)		(686)

Cash flow from financing activities:
Dividends paid	(845)	(726)	(845)	(726)	(254)	(372)	254	[8]	372	[8]
Common stock issued, including treasury shares reissued	328	414	328	414	(2)	(13)	2	[7]	13	[7]
Payment for stock repurchases derivative contracts	(56)	—	(56)	—	—	—	—		—
Treasury shares purchased	(2,405)	(3,208)	(2,405)	(3,208)	—	—	—		—
Excess tax benefit from stock-based compensation	155	169	155	169	—	—	—		—
Net intercompany borrowings	—	—	(3)	2	177	(123)	(174)	[6]	121	[6]
Proceeds from debt issued (original maturities greater than three months)	11,039	11,269	224	1,445	10,815	9,824	—		—
Payments on debt (original maturities greater than three months)	(10,888)	(10,375)	(598)	(839)	(10,290)	(9,536)	—		—
Short-term borrowings (original maturities three months or less)—net	(297)	(136)	(41)	(593)	(256)	457	—		—
Net cash provided by (used for) financing activities	(2,969)	(2,593)	(3,241)	(3,336)	190	237	82		506
Effect of exchange rate changes on cash	34	12	22	8	12	4	—		—
Increase (decrease) in cash and short-term investments	592	(578)	543	(632)	49	54	—		—
Cash and short-term investments at beginning of period	530	1,108	319	951	211	157	—		—
Cash and short-term investments at end of period	$1,122	$530	$862	$319	$260	$211	$—		$—

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of Financial Products’ profit after tax due to equity method of accounting.
[3]	Non-cash adjustment for the undistributed earnings from Financial Products.
[4]	Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5]	Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6]	Net proceeds and payments to/from Machinery and Engines and Financial Products.
[7]	Change in investment and common stock related to Financial Products.
[8]	Elimination of dividends from Financial Products to Machinery and Engines.

OUTLOOK

ECONOMIC OUTLOOK

We expect 2008 economic growth in most of the world outside the United States to be slightly slower than 2007. We expect growth in the United States to remain weak, with recession a definite threat.  Recent economic data and Federal Reserve Board comments confirm this growing concern.

Specific economic and industry assumptions include:

▪
U.S. interest rates:  The Fed recently indicated that a weakening economy is more of a threat than inflation and that it is prepared to move aggressively on interest rates.  We assume the federal funds rate will end the year below 3 percent.

▪
U.S. economic growth:  We forecast the economy will grow 1 percent in 2008, slow enough that the National Bureau of Economic Research may eventually decide that a recession occurred.  We expect construction will likely remain distressed in 2008.  If the Fed continues to cut interest rates as we expect and the U.S. government takes action to stimulate economic growth, 2008 could be the bottom of this U.S. machinery cycle.

▪
U.S. housing:  Housing starts should slow from 1.35 million in 2007 to 1.1 million in 2008.  We expect continued downward pressure on the industry from a large inventory of unsold homes, tighter lending standards, increased home repossessions and lower home prices.

▪
U.S. nonresidential construction:  New contracts awarded should decline more than 4 percent in 2008, continuing a weakness that developed in the last half of 2007.  Negatives include tighter lending standards, reduced corporate cash flows, rising vacancy rates and a smaller increase in federal highway funding.

▪
U.S. coal:  This sector showed some improvement in fourth quarter 2007, and further recovery should occur in 2008.  We expect the recent rebound in coal prices and increased coal exports to drive the turnaround.

▪
European interest rates:  Financial markets are unsettled in Europe, and we expect this will prompt the European Central Bank to cut interest rates to 3.75 percent and the Bank of England to make two additional reductions to 4.75 percent.

▪
European economic growth:  Our forecast is for 2.3 percent growth in 2008, down from 2.7 percent in 2007.  Both nonresidential building and infrastructure construction should improve, however housing declined in 2007 and should do so again in 2008.

▪
Developing economies:  The robust recoveries in these economies should last throughout 2008.  Our forecasts are for 5.5 percent growth in Africa/Middle East, 7 percent in the CIS, 4.5 percent in Latin America and 7.5 percent in Asia/Pacific.  Those growth rates are close to those of the past two years and should encourage further growth in construction.

▪	Metals mining: World demand for metals should increase, and inventories remain tight. We expect prices for most metals will remain attractive for new investment.

▪
Oil and Gas:  The world’s spare oil production capacity remains low, and oil prices should average higher in 2008.  Higher prices should drive increased exploration, drilling, pipeline expenditures and tar sands development, which should benefit both machinery and engine sales.

▪	Electric Power: Rapid growth in oil producing and commodity exporting nations should drive generator set demand. Increased business investment in Europe should benefit demand for standby power.

▪	Marine: Demand should benefit from increased world trade and favorable freight rates. Shipyards are already contracting for 2009 and later berths.

SALES AND REVENUES OUTLOOK

We’re expecting 2008 to be another record year with sales and revenues up 5 to 10 percent from 2007.  From a geographic perspective, we expect continued strength outside North America and below average growth in North America.

North America is expected to be the weakest region for growth in 2008.  A weak U.S. economy in general and the hard-hit housing sector in particular are key negative drivers.  However, there are areas where we expect improvement in North America in 2008.

▪	Sales related to energy and metals mining remain strong and are expected to improve again in 2008.

▪	While sales to U.S. coal mines were depressed in 2007, rising coal prices and increasing exports are driving expected improvements in 2008.

▪
In 2007, dealers reduced their machine inventories by about $1.1 billion, resulting in company sales to North American dealers lower than dealer sales to end customers.  While we expect dealer sales to end users to decline again in 2008, company sales will benefit as a result of substantially lower forecasted changes to dealer inventories than we experienced in 2007.

▪	While the industry for on-highway truck engines is still very weak as a result of very slow growth in the U.S. economy, we expect our sales to improve from the depressed levels of 2007.

▪	Canada remains strong, driven by high commodity prices.

Sales are expected to increase in the range of 8 to 13 percent outside North America.  Strong rest of world sales are being driven by solid economic growth in most regions, commodity prices for metals, minerals and energy at levels that encourage our customers to invest and continued investment in infrastructure throughout much of the world.

The sales outlook for 2008 includes improved price realization of about 2 percent and about 1.5 percent positive impact related to currency as a result of further weakening of the U.S. dollar.

We expect continued growth in Financial Products for 2008.  Revenues are expected to increase approximately 8 percent versus 2007, primarily due to higher average earning assets at Cat Financial and increased premiums at Cat Insurance.

PROFIT OUTLOOK

The 2008 profit outlook is an increase in profit per share in the range of 5 to 15 percent from 2007.  Key elements of the change in profit per share include:

▪	Price realization improving about 2 percent

▪	Higher sales volume, driven by continued growth outside North America

▪	An overall increase in core operating costs of 2 to 2.5 percent—in line with our estimate of inflation

▪	Material costs are expected to increase 1 to 1.5 percent—below our estimate of inflation.

▪	R&D expenses are forecast to increase 15 to 20 percent to support a significant investment in new products for the future, most notably new products to meet Tier IV emissions requirements.

▪
Period manufacturing, including depreciation expense, will be higher as a result of additional capital installations to support increased production capacity and the replacement of aging equipment.  Machinery and Engines capital expenditures are expected to be about $2.3 billion in 2008.

▪	SG&A expenses are expected to increase as a result of inflation and continued growth, but at a slower rate than sales.

▪
Variable manufacturing labor and overhead costs are expected to be relatively flat with 2007 as inflationary cost increases should be about offset by modest improvements in operating efficiency driven by our continued implementation of CPS.  We expect that deployment of CPS will have a positive impact on costs that will continue to grow over the next few years.

▪	Currency is expected to have a slightly negative impact on operating profit as the benefit to sales will be offset by the negative impact on costs.

▪	The tax rate is expected to be about 31.5 percent in 2008, a 1.5 percentage point increase from 2007, due in large part to the expiration of the U.S. research and development tax credit.

* * *
The information included in the Outlook section is forward looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Item 1A of this Form 10-K.

SUPPLEMENTAL STOCKHOLDER INFORMATION

Stockholder Services
Registered stockholders should contact:
Stock Transfer Agent		Caterpillar Assistant Secretary
BNY Mellon Shareowner Services		Laurie J. Huxtable
P.O. Box 358015		Assistant Secretary
Pittsburgh, PA 15252-8015		Caterpillar Inc.
Phone:	(866) 203-6622 (U.S. and Canada)	100 N.E. Adams Street
	(201) 680-6578 (Outside U.S. and Canada)	Peoria, IL 61629-7310
Hearing Impaired:	(800) 231-5469 (U.S. or Canada)	Phone:	(309) 675-4619
	(201) 680-6610 (Outside U.S. or Canada)	Fax:	(309) 675-6620
Internet:	www.melloninvestor.com	E-mail:	CATshareservices@CAT.com
Shares held in Street Position
Stockholders that hold shares through a street position should contact their bank or broker with questions regarding those shares.

Stock Purchase Plan
Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through the Investor Services Program sponsored and administered by our Transfer Agent.  Current stockholders can get more information on the program from our Transfer Agent using the contact information provided above. Non-stockholders can request program materials by calling: (866) 353-7849. The Investor Services Program materials are available on-line from our Transfer Agent's website or by following a link from www.CAT.com/dspp.

Investor Relations
Institutional analysts, portfolio managers, and representatives of financial institutions seeking additional information about the Company should contact:
Director of Investor Relations
Mike DeWalt	Phone:	(309) 675-4549
Caterpillar Inc.	Fax:	(309) 675-4457
100 N.E. Adams Street	E-mail:	CATir@CAT.com
Peoria, IL 61629-5310	Internet:	www.CAT.com/investor

Company Information

Current information -
▪
phone our Information Hotline - (800) 228-7717 (U.S. or Canada) or (858) 244-2080 (Outside U.S. or Canada) to request company publications by mail, listen to a summary of Caterpillar’s latest financial results and current outlook, or to request a copy of results by fax or mail

▪ request, view, or download materials on-line or register for email alerts by visiting www.CAT.com/materialsrequest
Historical information -
▪ view/download on-line at www.CAT.com/historical

Annual Meeting
On Wednesday, June 11, 2008, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Northern Trust Building, Chicago, Illinois. Proxy materials are being sent to stockholders with this report on or about May 2, 2008.

Internet
Visit us on the Internet at www.CAT.com. Information contained on our website is not incorporated by reference into this document.

Common Stock (NYSE: CAT)
Listing Information: Caterpillar common stock is listed on the New York and Chicago stock exchanges in the United States, and on stock exchanges in Belgium, France, Germany, Great Britain and Switzerland.

Compliance:   For 2007, Caterpillar filed an Annual CEO Certification in compliance with New York stock exchange rules and CEO/CFO certifications in compliance with Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.  These certifications are included as exhibits to our Form 10-K filing for the relevant fiscal year.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2007		2006
Quarter	High	Low	High	Low
First	$68.43	$57.98	$77.21	$57.05
Second	$82.89	$65.86	$82.03	$64.41
Third	$87.00	$70.59	$75.43	$62.09
Fourth	$82.74	$67.00	$70.92	$58.82

Number of Stockholders: Stockholders of record at year-end totaled 39,061, compared with 39,075 at the end of 2006. Approximately 62 percent of our issued shares are held by institutions and banks, 31 percent by individuals, and 7 percent by employees through company stock plans.

Caterpillar tax qualified defined contribution retirement plans held 36,390,679 shares at year-end, including 3,558,877 shares acquired during 2007.  Non-U.S. employee stock purchase plans held an additional 4,620,213 shares at year-end, including 752,519 shares acquired during 2007.

Performance Graph: Total Cumulative Stockholder Return for Five-Year Period Ending December 31, 2007
The graph below shows the cumulative stockholder return assuming an investment of $100 on December 31, 2002, and reinvestment of dividends issued thereafter.

	2002	2003	2004	2005	2006	2007
Caterpillar Inc.	$100.00	$186.14	$223.07	$269.29	$290.54	$350.04
S&P 500	$100.00	$128.67	$142.66	$149.66	$173.28	$182.79
S&P 500 Machinery	$100.00	$150.94	$181.69	$183.45	$217.26	$290.87

DIRECTORS AND OFFICERS

Directors/Committee Membership (as of December 31, 2007)

	Audit	Compensation	Governance	Public Policy
W. Frank Blount			Ö*
John R. Brazil	Ö
Daniel M. Dickinson		Ö
John T. Dillon	Ö
Eugene V. Fife	Ö*
Gail D. Fosler			Ö
Juan Gallardo				Ö
David R. Goode	Ö
Peter A. Magowan			Ö
William A. Osborn		Ö*
James W. Owens
Charles D. Powell				Ö*
Edward B. Rust, Jr.		Ö
Joshua I. Smith				Ö
* Chairman of Committee

Officers (as of December 31, 2007)

James W. Owens	Chairman and Chief Executive Officer
Richard P. Lavin	Group President
Stuart L. Levenick	Group President
Douglas R. Oberhelman	Group President
Edward J. Rapp	Group President
Gerald L. Shaheen[1]	Group President
Gérard R. Vittecoq	Group President
Steven H. Wunning	Group President
Kent M. Adams	Vice President
William P. Ainsworth	Vice President
Ali M. Bahaj	Vice President
Sidney C. Banwart	Vice President
Michael J. Baunton	Vice President
Rodney C. Beeler	Vice President
Mary H. Bell	Vice President
Thomas J. Bluth	Vice President
James B. Buda	Vice President, General Counsel and Secretary
David B. Burritt	Vice President and Chief Financial Officer
Richard J. Case	Vice President
Christopher C. Curfman	Vice President
Paolo Fellin	Vice President
Steven L. Fisher	Vice President
Thomas A. Gales	Vice President
Stephen A. Gosselin	Vice President
Hans A. Haefeli	Vice President
John S. Heller	Vice President and Chief Information Officer
Gwenne A. Henricks	Vice President
Stephen P. Larson	Vice President
William D. Mayo[1]	Vice President
Daniel M. Murphy	Vice President
James J. Parker	Vice President
Mark R. Pflederer	Vice President
William J. Rohner	Vice President
Christiano V. Schena	Vice President
William F. Springer	Vice President
Gary A. Stampanato	Vice President
Gary A. Stroup	Vice President
Tana L. Utley	Vice President
James D. Waters, Jr.	Vice President
Robert T. Williams	Vice President
Jananne A. Copeland	Chief Accounting Officer
Edward J. Scott	Chief Ethics and Compliance Officer
Bradley M. Halverson	Controller
Kevin E. Colgan	Treasurer
Robin D. Beran	Assistant Treasurer
Tinkie E. Demmin	Assistant Secretary
Laurie J. Huxtable	Assistant Secretary

1 Retired effective February 1, 2008.