Form 10-K, Exhibit 13
period 2009-12-31
CATERPILLAR INC
filed 2010-02-19
CIK 18230

EXHIBIT 13

CATERPILLAR INC.
GENERAL AND FINANCIAL INFORMATION
2009

TABLE OF CONTENTS

Management's Report on Internal Control Over Financial Reporting
Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements and Notes
Five-year Financial Summary
Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)
Overview
2009 Compared with 2008
Fourth Quarter 2009 Compared with Fourth Quarter 2008
2008 Compared with 2007
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

Management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we concluded that, as of December 31, 2009, the company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the company's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report appears on page A-4.

/s/ James W. Owens
James W. Owens Chairman of the Board and Chief Executive Officer

/s/ David B. Burritt
David B. Burritt Vice President and Chief Financial Officer
February 19, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Caterpillar Inc.:

In our opinion, the accompanying consolidated financial position and the related consolidated statements of results of operations, changes in stockholders' equity, and cash flow, including pages A-5 through A-62, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2009, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page A-3.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1K to the consolidated financial statements, the Company changed the manner in which it measures certain assets and liabilities at fair value in 2008 and the manner in which it accounts for uncertainty in income taxes in 2007.

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

/s/ PricewaterhouseCoopers LLP
Peoria, Illinois
February 19, 2010

STATEMENT 1	Caterpillar Inc.
Consolidated Results of Operations for the Years Ended December 31 (Dollars in millions except per share data)
	2009	2008	2007
Sales and revenues:
Sales of Machinery and Engines	$29,540	$48,044	$41,962
Revenues of Financial Products	2,856	3,280	2,996
Total sales and revenues	32,396	51,324	44,958

Operating costs:
Cost of goods sold	23,886	38,415	32,626
Selling, general and administrative expenses	3,645	4,399	3,821
Research and development expenses	1,421	1,728	1,404
Interest expense of Financial Products	1,045	1,153	1,132
Other operating (income) expenses	1,822	1,181	1,054
Total operating costs	31,819	46,876	40,037

Operating profit	577	4,448	4,921

Interest expense excluding Financial Products	389	274	288
Other income (expense)	381	327	357

Consolidated profit before taxes	569	4,501	4,990

Provision (benefit) for income taxes	(270)	953	1,485
Profit of consolidated companies	839	3,548	3,505

Equity in profit (loss) of unconsolidated affiliated companies	(12)	37	73

Profit of consolidated and affiliated companies	827	3,585	3,578

Less: Profit (loss) attributable to noncontrolling interests	(68)	28	37

Profit1	$895	$3,557	$3,541

Profit per common share	$1.45	$5.83	$5.55

Profit per common share – diluted 2	$1.43	$5.66	$5.37

Weighted-average common shares outstanding (millions)
- Basic	615.2	610.5	638.2
- Diluted 2	626.0	627.9	659.5

Cash dividends declared per common share	$1.68	$1.62	$1.38

1	Profit attributable to common stockholders.
2	Diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.
See accompanying notes to Consolidated Financial Statements.

STATEMENT 2	Caterpillar Inc.
Consolidated Financial Position at December 31 (Dollars in millions)
	2009	2008	2007
Assets
Current assets:
Cash and short-term investments	$4,867	$2,736	$1,122
Receivables - trade and other	5,611	9,397	8,249
Receivables - finance	8,301	8,731	7,503
Deferred and refundable income taxes	1,216	1,223	816
Prepaid expenses and other current assets	434	765	583
Inventories	6,360	8,781	7,204
Total current assets	26,789	31,633	25,477

Property, plant and equipment - net	12,386	12,524	9,997
Long-term receivables - trade and other	971	1,479	685
Long-term receivables - finance	12,279	14,264	13,462
Investments in unconsolidated affiliated companies	105	94	598
Noncurrent deferred and refundable income taxes	2,714	3,311	1,553
Intangible assets	465	511	475
Goodwill	2,269	2,261	1,963
Other assets	2,060	1,705	1,922
Total assets	$60,038	$67,782	$56,132

Liabilities
Current liabilities:
Short-term borrowings:
Machinery and Engines	$433	$1,632	$187
Financial Products	3,650	5,577	5,281
Accounts payable	2,993	4,827	4,723
Accrued expenses	3,351	4,121	3,178
Accrued wages, salaries and employee benefits	797	1,242	1,126
Customer advances	1,217	1,898	1,442
Dividends payable	262	253	225
Other current liabilities	888	1,027	951
Long-term debt due within one year:
Machinery and Engines	302	456	180
Financial Products	5,399	5,036	4,952
Total current liabilities	19,292	26,069	22,245
Long-term debt due after one year:
Machinery and Engines	5,652	5,736	3,639
Financial Products	16,195	17,098	14,190
Liability for postemployment benefits	7,420	9,975	5,059
Other liabilities	2,179	2,190	2,003
Total liabilities	50,738	61,068	47,136
Commitments and contingencies (Notes 22 and 23)
Redeemable noncontrolling interest (Note 26)	477	524	—
Stockholders' equity
Common stock of $1.00 par:
Authorized shares: 900,000,000 Issued shares: (2009, 2008 and 2007 - 814,894,624) at paid-in amount	3,439	3,057	2,744
Treasury stock: (2009 - 190,171,905 shares; 2008 - 213,367,983 shares and 2007 - 190,908,490 shares) at cost	(10,646)	(11,217)	(9,451)
Profit employed in the business	19,711	19,826	17,398
Accumulated other comprehensive income (loss)	(3,764)	(5,579)	(1,808)
Noncontrolling interests	83	103	113
Total stockholders' equity	8,823	6,190	8,996
Total liabilities, redeemable noncontrolling interest and stockholders' equity	$60,038	$67,782	$56,132

See accompanying notes to Consolidated Financial Statements.

STATEMENT 3			Caterpillar Inc.
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)
	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss) 1	Noncontrolling interests	Total	Comprehensive income (loss)
Balance at December 31, 2006	$2,465	$(7,352)	$14,593	$(2,847)	$78	$6,937	$3,990
Adjustment to adopt accounting for uncertainty in income taxes	—	—	141	—	—	141
Balance at January 1, 2007	$2,465	$(7,352)	$14,734	$(2,847)	$78	$7,078
Profit of consolidated and affiliated companies	—	—	3,541	—	37	3,578	$3,578
Foreign currency translation	—	—	—	278	1	279	279
Pension and other postretirement benefits
Current year actuarial gain (loss), net of tax of $271	—	—	—	537	—	537	537
Amortization of actuarial (gain) loss, net of tax of $123	—	—	—	228	—	228	228
Current year prior service cost, net of tax of $1	—	—	—	(2)	—	(2)	(2)
Amortization of prior service cost, net of tax of $10	—	—	—	17	—	17	17
Amortization of transition (asset) obligation, net of tax of $1	—	—	—	2	—	2	2
Derivative financial instruments
Gains (losses) deferred, net of tax of $25	—	—	—	48	—	48	48
(Gains) losses reclassified to earnings, net of tax of $41	—	—	—	(74)	—	(74)	(74)
Retained interests
Gains (losses) deferred, net of tax of $2	—	—	—	3	—	3	3
(Gains) losses reclassified to earnings, net of tax of $4	—	—	—	(6)	—	(6)	(6)
Available-for-sale securities
Gains (losses) deferred, net of tax of $8	—	—	—	14	—	14	14
(Gains) losses reclassified to earnings, net of tax of $3	—	—	—	(6)	—	(6)	(6)
Dividends declared	—	—	(877)	—	—	(877)	—
Distributions to noncontrolling interests	—	—	—	—	(20)	(20)	—
Change in ownership for noncontrolling interests	—	—	—	—	17	17	—
Common shares issued from treasury stock for stock-based compensation: 11,710,958	22	306	—	—	—	328	—
Stock-based compensation expense	146	—	—	—	—	146	—
Excess tax benefits from stock-based compensation	167	—	—	—	—	167	—
Shares repurchased: 33,533,000	—	(2,405)	—	—	—	(2,405)	—
Shares repurchase derivative contracts	(56)	—	—	—	—	(56)	—
Balance at December 31, 2007	$2,744	$(9,451)	$17,398	$(1,808)	$113	$8,996	$4,618
Adjustment to adopt postretirement benefit measurement date provisions, net of tax 2	—	—	(33)	17	—	(16)
Balance at January 1, 2008	$2,744	$(9,451)	$17,365	$(1,791)	$113	$8,980
Profit of consolidated and affiliated companies	—	—	3,557	—	28	3,585	$3,585
Foreign currency translation, net of tax of $133	—	—	—	(488)	23	(465)	(465)
Pension and other postretirement benefits
Current year actuarial gain (loss), net of tax of $1,854	—	—	—	(3,415)	(30)	(3,445)	(3,445)
Amortization of actuarial (gain) loss, net of tax of $84	—	—	—	150	1	151	151
Current year prior service cost, net of tax of $5	—	—	—	(9)	—	(9)	(9)
Amortization of transition (asset) obligation, net of tax of $1	—	—	—	2	—	2	2
Derivative financial instruments
Gains (losses) deferred, net of tax of $67	—	—	—	100	—	100	100
(Gains) losses reclassified to earnings, net of tax of $14	—	—	—	(22)	2	(20)	(20)
Retained interests
Gains (losses) deferred, net of tax of $13	—	—	—	(22)	—	(22)	(22)
(Gains) losses reclassified to earnings, net of tax of $8	—	—	—	13	—	13	13
Available-for-sale securities
Gains (losses) deferred, net of tax of $67	—	—	—	(125)	—	(125)	(125)
(Gains) losses reclassified to earnings, net of tax of $15	—	—	—	28	—	28	28
Dividends declared	—	—	(981)	—	—	(981)	—
Distributions to noncontrolling interests	—	—	—	—	(10)	(10)	—
Change in ownership for noncontrolling interests	—	—	—	—	(26)	(26)	—
Common shares issued from treasury stock for stock-based compensation: 4,807,533	7	128	—	—	—	135	—
Stock-based compensation expense	194	—	—	—	—	194	—
Excess tax benefits from stock-based compensation	56	—	—	—	—	56	—
Shares repurchased: 27,267,026 3	—	(1,894)	—	—	—	(1,894)	—
Stock repurchase derivative contracts	56	—	—	—	—	56	—
Cat Japan share redemption 4	—	—	(115)	—	2	(113)	—
Balance at December 31, 2008	$3,057	$(11,217)	$19,826	$(5,579)	$103	$6,190	$(207)

(Continued)

STATEMENT 3			Caterpillar Inc.
Changes in Consolidated Stockholders' Equity for the Years Ended December 31
(Dollars in millions)
	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss) 1	Noncontrolling interests	Total	Comprehensive income (loss)
Balance at December 31, 2008	$3,057	$(11,217)	$19,826	$(5,579)	$103	$6,190	$(207)
Profit of consolidated and affiliated companies	—	—	895	—	(68)	827	$827
Foreign currency translation, net of tax of $37	—	—	—	342	21	363	363
Pension and other postretirement benefits
Current year actuarial gain (loss), net of tax of $401	—	—	—	924	1	925	925
Amortization of actuarial (gain) loss, net of tax of $113	—	—	—	187	—	187	187
Current year prior service cost, net of tax of $249	—	—	—	300	—	300	300
Amortization of prior service cost, net of tax of $8	—	—	—	(2)	—	(2)	(2)
Amortization of transition (asset) obligation, net of tax of $1	—	—	—	1	—	1	1
Derivative financial instruments
Gains (losses) deferred, net of tax of $16	—	—	—	19	—	19	19
(Gains) losses reclassified to earnings, net of tax of $36	—	—	—	(54)	(2)	(56)	(56)
Retained interests
Gains (losses) deferred, net of tax of $9 5	—	—	—	(16)	—	(16)	(16)
(Gains) losses reclassified to earnings, net of tax of $11	—	—	—	20	—	20	20
Available-for-sale securities
Gains (losses) deferred, net of tax of $47	—	—	—	86	—	86	86
(Gains) losses reclassified to earnings, net of tax of $5	—	—	—	8	—	8	8
Dividends declared	—	—	(1,038)	—	—	(1,038)	—
Distributions to noncontrolling interests	—	—	—	—	(10)	(10)	—
Change in ownership for noncontrolling interests	(3)	—	—	—	(15)	(18)	—
Common shares issued from treasury stock for stock-based compensation: 3,571,268	(14)	103	—	—	—	89	—
Common shares issued from treasury stock for benefit plans: 19,624,810 6	250	468	—	—	—	718	—
Stock-based compensation expense	132	—	—	—	—	132	—
Excess tax benefits from stock-based compensation	17	—	—	—	—	17	—
Cat Japan share redemption 4	—	—	28	—	53	81	—
Balance at December 31, 2009	$3,439	$(10,646)	$19,711	$(3,764)	$83	$8,823	$2,662

1
Pension and other postretirement benefits include net adjustments for Cat Japan Ltd, while they were an unconsolidated affiliate, of $(9) million in 2007.   The ending balance is $(52) million as of December 31, 2007.  See Notes 25 and 26 regarding the Cat Japan share redemption.

2
Adjustments were made to adopt the measurement date provision of the accounting standard on employers' accounting for defined benefits pension and other postretirement plans.  Adjustments to Profit employed in the business and pension and other postemployment benefits were net of tax of $(17) million and $9 million, respectively.  See Note 1K for additional information.

3	Amount consists of $1,800 million of cash-settled purchases and $94 million of derivative contracts.
4	See Notes 25 and 26 regarding the Cat Japan share redemption.
5
Includes noncredit component of other-than-temporary impairment losses on retained interests of $(8) million, net of tax of $4 million, for the twelve months ended December 31, 2009.   See Note 8 and 19 for additional information.

6	See Note 14 regarding shares issued for benefit plans.
See accompanying notes to Consolidated Financial Statements.

STATEMENT 4	Caterpillar Inc.
Consolidated Statement of Cash Flow for the Years Ended December 31 (Millions of dollars)
	2009	2008	2007
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$827	$3,585	$3,578
Adjustments for non-cash items:
Depreciation and amortization	2,336	1,980	1,797
Other	137	355	162
Changes in assets and liabilities:
Receivables - trade and other	4,014	(545)	899
Inventories	2,501	(833)	(745)
Accounts payable	(2,034)	(4)	387
Accrued expenses	(505)	660	231
Customer advances	(646)	286	576
Other assets - net	235	(470)	66
Other liabilities - net	(522)	(217)	1,004
Net cash provided by (used for) operating activities	6,343	4,797	7,955

Cash flow from investing activities:
Capital expenditures - excluding equipment leased to others	(1,348)	(2,445)	(1,700)
Expenditures for equipment leased to others	(968)	(1,566)	(1,340)
Proceeds from disposals of property, plant and equipment	1,242	982	408
Additions to finance receivables	(7,107)	(14,031)	(13,946)
Collections of finance receivables	9,288	9,717	10,985
Proceeds from sale of finance receivables	100	949	866
Investments and acquisitions (net of cash acquired)	(19)	(117)	(229)
Proceeds from release of security deposit	—	—	290
Proceeds from sale of available-for-sale securities	291	357	282
Investments in available-for-sale securities	(349)	(339)	(485)
Other - net	(128)	197	461
Net cash provided by (used for) investing activities	1,002	(6,296)	(4,408)

Cash flow from financing activities:
Dividends paid	(1,029)	(953)	(845)
Distribution to noncontrolling interests	(10)	(10)	(20)
Common stock issued, including treasury shares reissued	89	135	328
Payment for stock repurchase derivative contracts	—	(38)	(56)
Treasury shares purchased	—	(1,800)	(2,405)
Excess tax benefit from stock-based compensation	21	56	155
Acquisitions of noncontrolling interests	(6)	—	—
Proceeds from debt issued (original maturities greater than three months):
- Machinery and Engines	458	1,673	224
- Financial Products	11,833	16,257	10,815
Payments on debt (original maturities greater than three months):
- Machinery and Engines	(918)	(296)	(598)
- Financial Products	(11,769)	(14,143)	(10,290)
Short-term borrowings (original maturities three months or less) - net	(3,884)	2,074	(297)
Net cash provided by (used for) financing activities	(5,215)	2,955	(2,989)
Effect of exchange rate changes on cash	1	158	34
Increase (decrease) in cash and short-term investments	2,131	1,614	592
Cash and short-term investments at beginning of period	2,736	1,122	530
Cash and short-term investments at end of period	$4,867	$2,736	$1,122

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.
Non-cash activities:
During 2009, we contributed 19.6 million shares of company stock with a fair value of $718 million to our U.S. benefit plans. See Note 14 for further discussion.
See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations and summary of significant accounting policies

A.	Nature of operations
We operate in three principal lines of business:
(1)
Machinery - A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders, underground mining equipment, tunnel boring equipment and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

(2)
Engines - A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery, electric power generation systems, locomotives, marine, petroleum, construction, industrial, agricultural and other applications, and related parts.  Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machine and engine components and remanufacturing services for other companies.  Reciprocating engines meet power needs ranging from 10 to 21,800 horsepower (8 to over 16 000 kilowatts).  Turbines range from 1,600 to 30,000 horsepower (1 200 to 22 000 kilowatts).

(3)
Financial Products - A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their respective subsidiaries.  Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels.  Cat Financial also extends loans to customers and dealers.  Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

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

Machines are distributed principally through a worldwide organization of dealers (dealer network), 51 located in the United States and 127 located outside the United States. Worldwide, these dealers serve 182 countries and operate 3,518 places of business, including 1,407 dealer rental outlets.  Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through a worldwide network of 129 distributors located in 165 countries. The FG Wilson branded electric power generation systems are sold through a worldwide network of 157 dealers located in 180 countries.  Some of the large, medium speed reciprocating engines are also sold  under the MaK brand through a worldwide network of 19 dealers located in 130 countries.  Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers' principal business. Turbines are sold through sales forces employed by the company. At times, these employees are assisted by independent sales representatives.

Manufacturing activities of the Machinery and Engines lines of business are conducted in 96 plants in the United States; 16 in the United Kingdom; nine in Italy; eight each in China and Mexico; five each in Canada and France; four in Brazil; three each in Australia, India, and Poland; two each in Germany, Indonesia, Japan and the Netherlands; and one each in Belgium, Hungary, Malaysia, Nigeria, Russia, Switzerland and Tunisia. Twelve parts distribution centers are located in the United States and 17 are located outside the United States.

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

The financial statements include the accounts of Caterpillar Inc. and its subsidiaries.  Investments in companies that are owned 20% to 50% or are less than 20% owned and for which we have significant influence are accounted for by the equity method.  See Note 11 for further discussion.

We consolidate all variable interest entities (VIEs) where Caterpillar Inc. is the primary beneficiary.  For VIEs, we assess whether we are the primary beneficiary as prescribed by the accounting guidance on the consolidation of VIEs.  The primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both.

Certain amounts for prior years have been reclassified to conform with the current-year financial statement presentation.

Shipping and handling costs are included in Cost of goods sold in Statement 1.  Other operating (income) expenses primarily include Cat Financial's depreciation of equipment leased to others, Cat Insurance's underwriting expenses, gains (losses) on disposal of long-lived assets, long-lived asset impairment charges, employee separation charges and benefit plan curtailment, settlement and special termination benefits.

Prepaid expenses and other current assets in Statement 2 include prepaid rent, prepaid insurance and other prepaid items.  In addition, at December 31, 2008, this line included a security deposit of $232 million related to a deposit obligation due in 2009.  See Note 16 for further discussion.

We have performed a review of subsequent events through February 19, 2010, the date the financial statements were issued, and concluded there were no events or transactions occurring during this period that required recognition or disclosure in our financial statements.

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

Sales of certain turbine machinery units are recognized under accounting for construction-type contracts, primarily using the percentage-of-completion method.  Revenue is recognized based upon progress towards completion, which is estimated and continually updated over the course of construction.  We provide for any loss that we expect to incur on these contracts when that loss is probable.

No right of return exists on sales of equipment.  Replacement part returns are estimable and accrued at the time a sale is recognized.

We provide discounts to dealers through merchandising programs.  We have numerous programs that are designed to promote the sale of our products.  The most common dealer programs provide a discount when the dealer sells a product to a targeted end user.  The cost of these discounts is estimated based on historical experience and known changes in merchandising programs and is reported as a reduction to sales when the product sale is recognized.

Our standard invoice terms are established by marketing region. When a sale is made to a dealer, the dealer is responsible for payment even if the product is not sold to an end customer and must make payment within the standard terms to avoid interest costs. Interest at or above prevailing market rates is charged on any past due balance. Our policy is to not forgive this interest.  In 2009 and 2008, terms were extended to not more than one year for $312 million and $544 million of receivables, respectively, which represent approximately 1% of consolidated sales.   In 2007, terms were extended to not more than one year for $219 million of receivables, which represent less than 1% of consolidated sales.

Sales with payment terms of two months or more were as follows:

	(Dollars in millions)
	2009		2008		2007
Payment Terms (months)	Sales	Percent of Sales	Sales	Percent of Sales	Sales	Percent of Sales
2	$3,087	10.5%	$4,130	8.6%	$2,830	6.8%
3	978	3.3%	2,786	5.8%	2,067	4.9%
4	674	2.3%	866	1.8%	526	1.3%
5	53	0.2%	1,062	2.2%	965	2.3%
6	73	0.2%	561	1.2%	4,549	10.8%
7-12	478	1.6%	4,469	9.3%	293	0.7%
	$5,343	18.1%	$13,874	28.9%	$11,230	26.8%

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

Sales and revenues are presented net of sales and other related taxes.

D.	Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 70% of total inventories at December 31, 2009 and 2008, and about 75% of total inventories at December 31, 2007.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $3,003 million, $3,183 million and $2,617 million higher than reported at December 31, 2009, 2008 and 2007, respectively.

E.	Securitized receivables

Cat Financial periodically sells finance receivables in securitization transactions. When finance receivables are securitized, Cat Financial retains interests in the receivables in the form of subordinated certificates, an interest in future cash flows (excess), reserve accounts and servicing rights. The retained interests are recorded in Other assets at fair value. Cat Financial estimates fair value and cash flows using a valuation model and key assumptions for credit losses, prepayment rates and discount rates. See Note 8 and Note 19 for more information.

F.	Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2009, 2008 and 2007, Cat Financial depreciation on equipment leased to others was $713 million, $724 million and $671 million, respectively, and was included in Other operating (income) expenses in Statement 1. In 2009, 2008 and 2007, consolidated depreciation expense was $2,254 million, $1,907 million and $1,725 million, respectively. Amortization of purchased intangibles is computed principally using the straight-line method, generally not to exceed a period of 20 years.

G.	Foreign currency translation

The functional currency for most of our Machinery and Engines consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products and affiliates accounted for under the equity method is the respective local currency.  Gains and losses resulting from the translation of foreign currency amounts to the functional currency are included in Other income (expense) in Statement 1. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in Accumulated other comprehensive income (loss) in Statement 2.

H.	Derivative financial instruments

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices.  Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate, commodity price and Caterpillar stock price exposures and not for the purpose of creating speculative positions.  Derivatives that we use are primarily foreign currency forward and option contracts, interest rate swaps, commodity forward and option contracts and stock repurchase contracts. All derivatives are recorded at fair value.  See Note 3 for more information.

I.	Income taxes

The provision for income taxes is determined using the asset and liability approach.  Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements.  A current liability is recognized for the estimated taxes payable for the current year.  Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid.  Deferred taxes are adjusted for enacted changes in tax rates and tax laws.  Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

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

K.	New accounting guidance

Accounting for uncertainty in income taxes – In June 2006, the Financial Accounting Standards Board (FASB) issued accounting guidance to create a single model to address accounting for uncertainty in tax positions.  This guidance clarifies that a tax position must be more likely than not of being sustained before being recognized in the financial statements. As required, we adopted the provisions of this guidance as of January 1, 2007.  The following table summarizes the effect of the initial adoption of this guidance. See Note 5 for additional information.

Initial adoption of accounting for uncertainty in income taxes
(Millions of dollars)	January 1, 2007 Prior to adoption	Adjustment	January 1, 2007 Post adoption
Deferred and refundable income taxes	$733	$82	$815
Noncurrent deferred and refundable income taxes	1,949	211	2,160
Other current liabilities	1,145	(530)	615
Other liabilities	1,131	682	1,813
Profit employed in the business	14,593	141	14,734

Fair value measurements - In September 2006, the FASB issued accounting guidance on fair value measurements, which provides a common definition of fair value and a framework for measuring assets and liabilities at fair values when a particular standard prescribes it. In addition, this guidance expands disclosures about fair value measurements. In February 2008, the FASB issued additional guidance that (1) deferred the effective date of the original guidance for one year for certain nonfinancial assets and nonfinancial liabilities and (2) removed certain leasing transactions from the scope of the original guidance.  We applied this new guidance to financial assets and liabilities effective January 1, 2008 and nonfinancial assets and liabilities effective January 1, 2009. The adoption of this guidance did not have a material impact on our financial statements.  See Note 19 for additional information.

Employers' accounting for defined benefit pension and other postretirement plans - In September 2006, the FASB issued accounting guidance on employers' accounting for defined benefit pension and other postretirement plans. This guidance requires recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet.  Under this guidance, gains and losses, prior service costs and credits and any remaining transition amounts under previous guidance that have not yet been recognized through net periodic benefit cost are recognized in Accumulated other comprehensive income (loss), net of tax effects, until they are amortized as a component of net periodic benefit cost. Also, the measurement date – the date at which the benefit obligation and plan assets are measured – is required to be the company's fiscal year-end.

We adopted the balance sheet recognition provisions at December 31, 2006. We adopted the year-end measurement date effective January 1, 2008 using the “one measurement” approach.  Under the one measurement approach, net periodic benefit cost for the period between any early measurement date and the end of the fiscal year that the measurement provisions are applied is allocated proportionately between amounts to be recognized as an adjustment of Profit employed in the business and net periodic benefit cost for the fiscal year.  Previously, we used a November 30th measurement date for our U.S. pension and other postretirement benefit plans and September 30th for our non-U.S. plans.  The following summarizes the effect of adopting the year-end measurement date provisions as of January 1, 2008.  See Note 14 for additional information.

Adoption of postretirement benefit year-end measurement date
	January 1, 2008		January 1, 2008
(Millions of dollars)	Prior to adoption	Adjustment	Post adoption
Noncurrent deferred and refundable income taxes	$1,553	$8	$1,561
Liability for postemployment benefits	5,059	24	5,083
Accumulated other comprehensive income (loss)	(1,808)	17	(1,791)
Profit employed in the business	17,398	(33)	17,365

Business combinations and noncontrolling interests in consolidated financial statements - In December 2007, the FASB issued accounting guidance on business combinations and noncontrolling interests in consolidated financial statements.  The guidance on business combinations requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed. Further, it changes the accounting for acquired in-process research and development assets, contingent consideration, partial acquisitions and transaction costs.  Under the guidance on noncontrolling interests, all entities are required to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements. In addition, transactions between an entity and noncontrolling interests are treated as equity transactions.  We adopted this new guidance on January 1, 2009.  As required, the guidance on noncontrolling interests was adopted through retrospective application, and all prior period information has been adjusted accordingly. The adoption of this guidance did not have a material impact on our financial statements.  See Note 25 for further details.

Disclosures about derivative instruments and hedging activities - In March 2008, the FASB issued accounting guidance on disclosures about derivative instruments and hedging activities.  This guidance expands disclosures for derivative instruments by requiring entities to disclose the fair value of derivative instruments and their gains or losses in tabular format.  It also requires disclosure of information about credit risk-related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments.  We adopted this new guidance on January 1, 2009.  The adoption of this guidance did not have a material impact on our financial statements.  See Note 3 for additional information.

Employers' disclosures about postretirement benefit plan assets - In December 2008, the FASB issued accounting guidance on employers' disclosures about postretirement benefit plan assets. This guidance expands the disclosure set forth in previous guidance by adding required disclosures about (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentration of risk. Additionally, this guidance requires an employer to disclose information about the valuation of plan assets similar to that required under the accounting guidance on fair value measurements.  We adopted this guidance for our financial statements for the annual period ending December 31, 2009.  The adoption of this guidance did not have a material impact on our financial statements. See Note 14 for additional information.

Recognition and presentation of other-than-temporary impairments - In April 2009, the FASB issued accounting guidance on the recognition and presentation of other-than-temporary impairments.  This new guidance amends the existing impairment guidance relating to certain debt securities and requires a company to assess the likelihood of selling the security prior to recovering its cost basis.  When a security meets the criteria for impairment, the impairment charges related to credit losses would be recognized in earnings, while noncredit losses would be reflected in other comprehensive income.  Additionally, it requires a more detailed, risk-oriented breakdown of major security types and related information. We adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on our financial statements.  See Notes 8 and 13 for additional information.

Subsequent events - In May 2009, the FASB issued accounting guidance on subsequent events that establishes standards of accounting for and disclosure of subsequent events.  In addition, it requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This new guidance was adopted for our financial statements for the quarterly period ending June 30, 2009.  The adoption of this guidance did not have a material impact on our financial statements.  See Note 1B for additional information.

Accounting for transfers of financial assets - In June 2009, the FASB issued accounting guidance on accounting for transfers of financial assets.  This guidance amends previous guidance by including: the elimination of the qualifying special-purpose entity (QSPE) concept; a new participating interest definition that must be met for transfers of portions of financial assets to be eligible for sale accounting; clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale; and a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor.  Additionally, the guidance requires extensive new disclosures regarding an entity's involvement in a transfer of financial assets.  Finally, existing QSPEs (prior to the effective date of this guidance) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance upon the elimination of this concept.  We will adopt this new guidance effective January 1, 2010.  We do not expect the adoption of this guidance will have a material impact on our financial statements.

Consolidation of variable interest entities - In June 2009, the FASB issued accounting guidance on the consolidation of VIEs. This new guidance revises previous guidance by eliminating the exemption for qualifying special purpose entities, by establishing a new approach for determining who should consolidate a VIE and by changing when it is necessary to reassess who should consolidate a VIE.  We will adopt this new guidance effective January 1, 2010.  The adoption of this guidance will result in the consolidation of certain QSPEs related to Cat Financial's asset-backed securitization program that are currently not recorded on our consolidated financial statements.  See Note 8 for additional information.  We do not expect the adoption of this guidance will have a material impact on our financial statements.

L.	Goodwill

Goodwill represents the excess of the cost of a business combination over the fair value of the net assets acquired.  We are required to test goodwill for impairment, at the reporting unit level, annually and when events or circumstances indicate the fair value of a reporting unit may be below its carrying value.  A reporting unit is an operating segment or sub-segment to which goodwill is assigned when initially recorded. We assign goodwill to reporting units based on our integration plans and the expected synergies resulting from the business combination.   Because Caterpillar is a highly integrated company, the businesses we acquire are sometimes combined with or integrated into existing reporting units.  When changes occur in the composition of our operating segments or reporting units, goodwill is reassigned to the affected reporting units based on their relative fair values.

We perform our annual goodwill impairment test as of October 1 and monitor for interim triggering events on an ongoing basis.  Goodwill is reviewed for impairment utilizing a two-step process.  The first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill.  If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired.  If the carrying value is higher than the fair value, there is an indication that an impairment may exist and the second step is required.  In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities.  If the implied fair value of goodwill is less than the carrying value of the reporting unit's goodwill, the difference is recognized as an impairment loss.  See Note 12 for further details.

M.	Accumulated other comprehensive income (loss)
Comprehensive income (loss) and its components are presented in Statement 3. Accumulated other comprehensive income (loss), net of tax, consisted of the following at December 31:

	December 31,
(Millions of dollars)	2009	2008	2007
Foreign currency translation	$603	$261	$749
Pension and other postretirement benefits	(4,439)	(5,849)	(2,594)
Derivative financial instruments	60	95	17
Retained interests	(3)	(7)	2
Available-for-sale securities	15	(79)	18
Total accumulated other comprehensive income (loss)	$(3,764)	$(5,579)	$(1,808)

2.	Stock-based compensation

On January 1, 2006, we adopted accounting guidance for share-based payments using the modified prospective transition method.  Under the modified prospective transition method, we were required to record stock-based compensation expense for all awards granted after the date of adoption.  Our stock-based compensation plans primarily provide for the granting of stock options, stock-settled stock appreciation rights (SARs) and restricted stock units (RSUs) to Officers and other key employees, as well as non-employee Directors. Stock options permit a holder to buy Caterpillar stock at the stock's price when the option was granted. SARs permit a holder the right to receive the value in shares of the appreciation in Caterpillar stock that occurred from the date the right was granted up to the date of exercise.  A restricted stock unit (RSU) is an agreement to issue shares of Caterpillar stock at the time of vesting.

Our long-standing practices and policies specify all stock-based compensation awards are approved by the Compensation Committee (the Committee) of the Board of Directors on the date of grant.  The stock-based award approval process specifies the number of awards granted, the terms of the award and the grant date.  The same terms and conditions are consistently applied to all employee grants, including Officers. The Committee approves all individual Officer grants.  The number of stock-based compensation awards  included in an individual's award is determined based on the methodology approved by the Committee.  In 2007, under the terms of the Caterpillar Inc. 2006 Long-Term Incentive Plan (approved by stockholders in June of 2006), the Compensation Committee approved the exercise price methodology to be the closing price of the Company stock on the date of the grant.

Common stock issued from Treasury stock under the plans totaled 3,571,268 for 2009, 4,807,533 for 2008 and 11,710,958 for 2007.

In 2007, in order to align our stock award program with the overall market, we adjusted our 2007 grant by reducing the overall number of employee awards and utilizing RSUs in addition to the SARs and option awards.  The 2009, 2008 and 2007 awards generally vest three years after the date of grant.  At grant, SARs and option awards have a term life of ten years.  Upon separation from service, if the participant is 55 years of age or older with more than ten years of service, the participant meets the criteria for a “Long Service Separation."  If the “Long Service Separation” criteria are met, the vested options/SARs will have a life that is the lesser of 10 years from the original grant date or five years from the separation date.

Our stock-based compensation plans allow for the immediate vesting upon separation for employees who meet the criteria for a “Long Service Separation” and who have fulfilled the requisite service period of six months.  With the adoption of guidance on share-based payments, compensation expense is recognized over the period from the grant date to the end date of the requisite service period for employees who meet the immediate vesting upon retirement requirements.  For those employees who become eligible for immediate vesting upon retirement subsequent to the requisite service period and prior to the completion of the vesting period, compensation expense is recognized over the period from grant date to the date eligibility is achieved.

Accounting guidance on share-based payments requires companies to estimate the fair value of options/SARs on the date of grant using an option-pricing model.  The fair value of the option/SAR grant was estimated using a lattice-based option-pricing model.  The lattice-based option-pricing model considers a range of assumptions related to volatility, risk-free interest rate and historical employee behavior.  Expected volatility was based on historical and current implied volatilities from traded options on our stock. The risk-free rate was based on U.S. Treasury security yields at the time of grant.  The weighted-average dividend yield was based on historical information.  The expected life was determined from the lattice-based model. The lattice-based model incorporated exercise and post vesting forfeiture assumptions based on analysis of historical data. The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2009, 2008 and 2007, respectively.

	Grant Year
	2009	2008	2007
Weighted-average dividend yield	3.07%	1.89%	1.68%
Weighted-average volatility	36.02%	27.14%	26.04%
Range of volatilities	35.75-61.02%	27.13-28.99%	26.03-26.62%
Range of risk-free interest rates	0.17-2.99%	1.60-3.64%	4.40-5.16%
Weighted-average expected lives	8 years	8 years	8 years

The fair value of the RSU grant was determined by reducing the stock price on the day of grant by the present value of the estimated dividends to be paid during the vesting period.  The estimated dividends are based on Caterpillar's weighted-average dividend yield.

The amount of stock-based compensation expense capitalized for the years ended December 31, 2009, 2008 and 2007 did not have a significant impact on our financial statements.

At December 31, 2009, there was $94 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested stock-based awards.  The compensation expense is expected to be recognized over a weighted-average period of approximately 1.6 years.

Please refer to Tables I and II below for additional information on our stock-based awards.

TABLE I—Financial Information Related to Stock-based Compensation
	2009		2008		2007
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares		Weighted- Average Exercise Price
Stock options/SARs activity:
Outstanding at beginning of year	60,398,074	$45.68	60,855,854	$42.18	68,880,667		$38.60
Granted to officers and key employees1	6,823,227	$22.17	4,886,601	$73.20	4,350,974		$63.04
Granted to outside directors1	—	$—	—	$—	75,829		$63.04
Exercised	(3,906,785)	$28.13	(5,006,435)	$30.04	(12,062,847)		$29.41
Forfeited / expired	(231,729)	$38.05	(337,946)	$46.45	(388,769)		$41.64
Outstanding at end of year	63,082,787	$44.24	60,398,074	$45.68	60,855,854		$42.18
Exercisable at year-end	48,256,847	$43.14	43,083,319	$35.81	47,533,561		$34.65

RSUs activity:
Outstanding at beginning of year	2,673,474		1,253,326		N/A	2
Granted to officers and key employees	2,185,674		1,490,645		1,282,020
Granted to outside directors	—		20,878		—
Vested	(286,413)		(61,158)		(9,715)
Forfeited	(41,190)		(30,217)		(18,979)
Outstanding at end of year	4,531,545		2,673,474		1,253,326

Stock options/SARs outstanding and exercisable:
	Outstanding				Exercisable
Exercise	# Outstanding	Weighted- Average Remaining Contractual	Weighted- Average Exercise	Aggregate Intrinsic	# Outstanding	Weighted- Average Remaining Contractual	Weighted- Average Exercise	Aggregate Intrinsic
Prices	at 12/31/09	Life (Years)	Price	Value3	at 12/31/09	Life (Years)	Price	Value3
$19.20 - 22.76	7,726,819	8.09	$21.83	$275	1,110,335	1.63	$19.78	$42
$25.36 - 26.77	6,630,928	2.09	$25.89	209	6,630,928	2.09	$25.89	209
$27.14 - 29.43	7,854,606	3.43	$27.15	238	7,854,606	3.43	$27.15	238
$38.63 - 45.64	22,292,881	4.76	$41.85	348	22,292,881	4.76	$41.85	348
$63.04 - 73.20	18,577,553	6.91	$70.21	—	10,368,097	6.27	$71.53	—
	63,082,787		$44.24	$1,070	48,256,847		$43.14	$837

1
Of the 6,823,227 awards granted during the year ended December 31, 2009, 6,260,647 were SARs. Of the 4,886,601 awards granted during the year ended December 31, 2008, 4,476,095 were SARs. Of the 4,426,803 awards granted during the year ended December 31, 2007, 4,195,188 were SARs.

2	2007 was the first year stock-based compensation awards included RSUs.
3
The difference between a stock award's exercise price and the underlying stock's market price at December 31, 2009, for awards with market price greater than the exercise price. Amounts are in millions of dollars.

The computations of weighted-average exercise prices and aggregate intrinsic values are not applicable to RSUs since an RSU represents an agreement to issue shares of stock at the time of vesting.  At December 31, 2009, there were 4,531,545 outstanding RSUs with a weighted average remaining contractual life of 1.4 years.

TABLE II— Additional Stock-based Award Information

(Dollars in millions except per share data)	2009	2008	2007
Stock Options/SARs activity:
Weighted-average fair value per share of stock awards granted	$7.10	$22.32	$20.73
Intrinsic value of stock awards exercised	$77	$232	$547
Fair value of stock awards vested	$241	$30	$14
Cash received from stock awards exercised	$89	$130	$322

RSUs activity:
Weighted-average fair value per share of stock awards granted	$20.22	$69.17	$59.94
Fair value of stock awards vested	$10	$4	$1

Before tax stock-based compensation expense for 2009, 2008 and 2007 was $132 million, $194 million and $146 million, respectively, with a corresponding income tax benefit of $42 million, $62 million and $48 million, respectively.

In accordance with guidance on share-based payments, we classify stock-based compensation within cost of goods sold, selling, general and administrative expenses and research and development expenses corresponding to the same line item as the cash compensation paid to respective employees, officers and non-employee directors.

We currently use shares that have been repurchased through our stock repurchase program to satisfy share award exercises.

The cash tax benefits realized from stock awards exercised for December 31, 2009, 2008 and 2007 were $26 million, $60 million and $167 million, respectively. We use the direct only method and tax law ordering approach to calculate the tax effects of stock-based compensation.  In certain jurisdictions, tax deductions for exercises of stock-based awards did not generate a cash benefit.  A tax benefit of approximately $25 million will be recorded in APIC when these deductions reduce our future income taxes payable.

3.	Derivative financial instruments and risk management

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices.  In addition, the amount of Caterpillar stock that can be repurchased under our stock repurchase program is impacted by movements in the price of the stock.  Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate, commodity price and Caterpillar stock price exposures.  Our policy specifies that derivatives are not to be used for speculative purposes.  Derivatives that we use are primarily foreign currency forward and option contracts, interest rate swaps, commodity forward and option contracts, and stock repurchase contracts.  Our derivative activities are subject to the management, direction and control of our senior financial officers.  Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the Board of Directors at least annually.

All derivatives are recognized in Statement 2 at their fair value. On the date the derivative contract is entered, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid (cash flow hedge), or (3) an undesignated instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Accumulated other comprehensive income (AOCI) in Statement 2 until they are reclassified to earnings in the same period or periods during which the hedged transaction affects earnings.  Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings. Cash flow from designated derivative financial instruments are classified within the same category as the item being hedged on Statement 4.  Cash flow from undesignated derivative financial instruments are included in the investing category on Statement 4.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.  This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities in Statement 2 and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

We also formally assess, both at the hedge's inception and on an ongoing basis, whether the designated derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items.  When a derivative is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable, we discontinue hedge accounting prospectively, in accordance with the derecognition criteria for hedge accounting.

A.	Foreign currency exchange rate risk

Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of sales made and costs incurred in foreign currencies. Movements in foreign currency rates also affect our competitive position as these changes may affect business practices and/or pricing strategies of non-U.S.-based competitors. Additionally, we have balance sheet positions denominated in foreign currencies, thereby creating exposure to movements in exchange rates.

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

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, Chinese yuan, euro, Japanese yen, Mexican peso, Singapore dollar, New Zealand dollar or Swiss franc forward or option contracts that meet the requirements for hedge accounting and the maturity extends beyond the current quarter-end. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Engines foreign currency contracts are undesignated.  We also designate as fair value hedges specific euro forward contracts used to hedge firm commitments.

As of December 31, 2009, $5 million of deferred net gains, net of tax, included in equity (Accumulated other comprehensive income (loss) in Statement 2), are expected to be reclassified to current earnings (Other income (expense) in Statement 1) over the next twelve months when earnings are affected by the hedged transactions.  The actual amount recorded in Other income (expense) will vary based on exchange rates at the time the hedged transactions impact earnings.

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

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed-rate debt. Our practice is to use interest rate derivatives to manage our exposure to interest rate changes and, in some cases, lower the cost of borrowed funds.

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

Financial Products operations have a match-funding policy that addresses interest rate risk by aligning the interest rate profile (fixed or floating rate) of Cat Financial's debt portfolio with the interest rate profile of their receivables portfolio within predetermined ranges on an ongoing basis. In connection with that policy, we use interest rate derivative instruments to modify the debt structure to match assets within the receivables portfolio. This match-funding reduces the volatility of margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move.

Our policy allows us to use fixed-to-floating, floating-to-fixed, and floating-to-floating interest rate swaps to meet the match-funding objective.  We designate fixed-to-floating interest rate swaps as fair value hedges to protect debt against changes in fair value due to changes in the benchmark interest rate.  We designate most floating-to-fixed interest rate swaps as cash flow hedges to protect against the variability of cash flows due to changes in the benchmark interest rate.

As of December 31, 2009, $32 million of deferred net losses, net of tax, included in equity (Accumulated other comprehensive income (loss) in Statement 2), related to Financial Products floating-to-fixed interest rate swaps, are expected to be reclassified to current earnings (Interest expense of Financial Products in Statement 1) over the next twelve months.  The actual amount recorded in Interest expense of Financial Products will vary based on interest rates at the time the hedged transactions impact earnings.

We have, at certain times, liquidated fixed-to-floating and floating-to-fixed swaps at both Machinery and Engines and Financial Products.  The gains or losses associated with these swaps at the time of liquidation are amortized into earnings over the original term of the underlying hedged item.

C.	Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our Machinery and Engines operations purchase aluminum, copper, lead and nickel embedded in the components we purchase from suppliers.  Our suppliers pass on to us price changes in the commodity portion of the component cost. In addition, we are also subject to price changes on natural gas and diesel fuel purchased for operational use.

Our objective is to minimize volatility in the price of these commodities. Our policy allows us to enter into commodity forward and option contracts to lock in the purchase price of a portion of these commodities within a five-year horizon. All such commodity forward and option contracts are undesignated.

The location and fair value of derivative instruments reported in Statement 2 are as follows:

(Millions of dollars)	December 31, 2009
	Consolidated Statement of Financial Position Location	Asset (Liability) Fair Value
Designated derivatives
Foreign exchange contracts
Machinery and Engines	Receivables – trade and other	$27
Machinery and Engines	Long-term receivables – trade and other	125
Machinery and Engines	Accrued expenses	(22)
Machinery and Engines	Other liabilities	(3)
Interest rate contracts
Machinery and Engines	Receivables – trade and other	1
Machinery and Engines	Accrued expenses	(1)
Financial Products	Receivables – trade and other	18
Financial Products	Long-term receivables – trade and other	127
Financial Products	Accrued expenses	(100)
		$172

Undesignated derivatives
Foreign exchange contracts
Machinery and Engines	Long-term receivables – trade and other	$66
Machinery and Engines	Other liabilities	(3)
Financial Products	Receivables – trade and other	20
Financial Products	Accrued expenses	(18)
Interest rate contracts
Machinery and Engines	Accrued expenses	(7)
Financial Products	Receivables – trade and other	1
Financial Products	Long-term receivables – trade and other	1
Financial Products	Accrued expenses	(6)
Commodity contracts
Machinery and Engines	Receivables – trade and other	10
		$64

The effect of derivatives designated as hedging instruments on Statement 1 is as follows:

Fair Value Hedges (Millions of dollars)
		Year ended December 31, 2009
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Machinery and Engines	Other income (expense)	$1	$(1)
Financial Products	Other income (expense)	(205)	220
		$(204)	$219

Cash Flow Hedges
(Millions of dollars)	Year ended December 31, 2009
		Recognized in Earnings
	Recognized in AOCI - Effective Portion	Classification of Gains (Losses)	Reclassified from AOCI - Effective Portion	Recognized in Earnings - Ineffective Portion
Foreign exchange contracts
Machinery and Engines	$102	Other income (expense)	$176	$2
Interest rate contracts
Machinery and Engines	(30)	Other income (expense)	(3)	—
Financial Products	(37)	Interest expense of Financial Products	(83)	9	1
	$35		$90	$11

1	The ineffective portion recognized in earnings is included in Other income (expense).

The effect of derivatives not designated as hedging instruments on Statement 1 is as follows:

(Millions of dollars)	Classification of Gains or (Losses)	Year ended December 31, 2009
Foreign exchange contracts
Machinery and Engines	Other income (expense)	$35
Financial Products	Other income (expense)	(134)
Interest rate contracts
Machinery and Engines	Other income (expense)	(3)
Financial Products	Other income (expense)	3
Commodity contracts
Machinery and Engines	Other income (expense)	10
		$(89)

D.	Stock repurchase risk

Payments for stock repurchase derivatives are accounted for as a reduction in stockholders' equity.  In February 2007, the Board of Directors authorized a $7.5 billion stock repurchase program, expiring on December 31, 2011.  The amount of Caterpillar stock that can be repurchased under the authorization is impacted by movements in the price of the stock.  In August 2007, the Board of Directors authorized the use of derivative contracts to reduce stock repurchase price volatility.

In connection with our stock repurchase program, we entered into capped call transactions (“call”) with a major bank for an aggregate of 6.0 million shares.  A call permits us to reduce share repurchase price volatility by providing a floor and cap on the price at which the shares can be repurchased.  During 2007, we paid the bank premiums of $56 million for the establishment of calls for 3.5 million shares, which was accounted for as a reduction to stockholders' equity.  During 2008, we paid the bank premiums of $38 million for the establishment of calls for 2.5 million shares.  The floor, cap and strike prices for the calls were based upon the average purchase price paid by the bank to purchase our common stock to hedge these transactions.  Each call matured and was exercised within one year after the call was established.  If we exercised a call, we could elect to settle the transaction with the bank by physical settlement (paying cash and receiving shares), cash settlement (receiving a net amount of cash) or net share settlement (receiving a net amount of shares).

For the year ended December 31, 2008, $268 million of cash was used to repurchase 5.0 million shares pursuant to calls exercised under this program. Premiums previously paid associated with these exercised calls were $78 million.  In December 2008, a call for 1.0 million shares matured, but was not exercised.  Premiums previously paid associated with this unexercised call were $16 million.  All outstanding calls under this program expired in 2008.

4.	Other income (expense)
		Years ended December 31,
	(Millions of dollars)	2009	2008	2007
	Investment and interest income	$98	$101	$99
	Foreign exchange gains (losses)1	184	100	21
	License fee income	49	73	66
	Gains (losses) on sale of securities and affiliated companies	(2)	55	70
	Impairment of available-for-sale securities	(12)	(37)	—
	Miscellaneous income (loss)	64	35	101
		$381	$327	$357

1	Includes gains (losses) from foreign exchange derivative contracts. See Note 3 for further details.

5.	Income taxes
	The components of profit (loss) before taxes were:
		Years ended December 31,
	(Millions of dollars)	2009	2008	2007
	U.S.	$(648)	$2,146	$2,155
	Non-U.S.	1,217	2,355	2,835
		$569	$4,501	$4,990

Profit (loss) before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. Where an entity's earnings are subject to taxation, however, may not correlate solely to where an entity is located.  Thus, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision (benefit) for income taxes were:
	Years ended December 31,
(Millions of dollars)	2009	2008	2007
Current tax provision (benefit):
U.S.	$(443)	$673	$515
Non-U.S.	350	446	464
State (U.S.)	(13)	41	92
	(106)	1,160	1,071

Deferred tax provision (benefit):
U.S.	1	(335)	403
Non-U.S.	(149)	99	21
State (U.S.)	(16)	29	(10)
	(164)	(207)	414
Total provision (benefit) for income taxes	$(270)	$953	$1,485

We received net income tax and related interest refunds of $136 million in 2009 compared to income taxes paid of $1,318 million and $821 million in 2008 and 2007, respectively.

Reconciliation of the U.S. federal statutory rate to effective rate:
	Years ended December 31,
	2009		2008		2007
Taxes at U.S. statutory rate	$199	35.0%	$1,575	35.0%	$1,747	35.0%
(Decreases) increases in taxes resulting from:
Non-U.S. subsidiaries taxed at other than 35%	(261)	(46.0)%	(124)	(2.8)%	(248)	(4.9)%
State and local taxes, net of federal	(19)	(3.3)%	46	1.0%	53	1.0%
Interest and penalties, net of tax	20	3.5%	11	0.2%	24	0.5%
U.S. tax credits	(47)	(8.2)%	(40)	(0.8)%	(37)	(0.7)%
Other—net	(29)	(5.1)%	(59)	(1.3)%	(54)	(1.1)%
	(137)	(24.1)%	1,409	31.3%	1,485	29.8%

Prior year tax and interest adjustments	(133)	(23.4)%	—	—	—	—
Non-U.S. earnings reinvestment changes	—	—	(456)	(10.1)%	—	—
Provision (benefit) for income taxes	$(270)	(47.5)%	$953	21.2%	$1,485	29.8%

The prior year tax benefits recorded in 2009 of $133 million primarily resulted from the U.S. settlement of tax years 1995 to 1999 and the true-up of estimated amounts used in the 2008 tax provision to the U.S. tax return as filed.  The settlement with the U.S. Internal Revenue Service (IRS) for tax years 1995 through 1999 resulted in a $46 million tax benefit related primarily to the true-up of estimated credits, a $14 million tax benefit to remeasure previously unrecognized tax benefits related to foreign sales corporation (FSC) commissions, and a $25 million benefit to adjust related interest, net of tax.

The provision for income taxes for 2008 includes tax benefits of $456 million related to changes in the reinvestment status of earnings of certain non-U.S. subsidiaries.  Repatriation of non-U.S. earnings resulted in a tax benefit of $409 million due to available foreign tax credits in excess of the U.S. tax liability on the dividend.  A benefit of $47 million was also recorded due to a change in tax status of a non-U.S. subsidiary allowing indefinite reinvestment of undistributed profits and reversal of U.S. tax previously recorded.

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. subsidiaries of approximately $9 billion which are considered indefinitely reinvested.  Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.  If management intentions or U.S. tax law changes in the future, there may be a significant negative impact on the provision for income taxes in the period the change occurs.

The provision for income taxes would also be negatively impacted in the future if U.S. healthcare legislation was enacted and made government subsidies received for Medicare-equivalent prescription drug (Medicare Part D) coverage taxable.

Accounting for income taxes under U.S. GAAP guidance requires that individual tax-paying entities of the company offset all current deferred tax liabilities and assets within each particular tax jurisdiction and present them as a single amount in the Consolidated Financial Position. A similar procedure is followed for all noncurrent deferred tax liabilities and assets. Amounts in different tax jurisdictions cannot be offset against each other. The amount of deferred income taxes at December 31, included on the following lines in Statement 2, are as follows:

	December 31,
(Millions of dollars)	2009	2008	2007
Assets:
Deferred and refundable income taxes	$802	$785	$612
Noncurrent deferred and refundable income taxes	2,704	3,298	1,539
	3,506	4,083	2,151
Liabilities:
Other current liabilities	11	9	8
Other liabilities	138	130	107
Deferred income taxes—net	$3,357	$3,944	$2,036

Deferred income tax assets and liabilities:
	December 31,
(Millions of dollars)	2009	2008	2007
Deferred income tax assets:
Pension	$1,207	$1,888	$270
Postemployment benefits other than pensions	1,362	1,530	1,490
Tax carryforwards	1,185	712	366
Warranty reserves	243	312	266
Unrealized profit excluded from inventories	229	275	210
Stock based compensation	182	148	93
Post sale discounts	112	140	116
Allowance for credit losses	102	134	102
Deferred compensation	95	78	104
Other—net	300	294	327
	5,017	5,511	3,344

Deferred income tax liabilities:
Capital and intangible assets	(1,185)	(1,233)	(938)
Undistributed profits of non-U.S. subs	—	—	(113)
	(1,185)	(1,233)	(1,051)
Valuation allowance for deferred tax assets	(475)	(334)	(257)
Deferred income taxes—net	$3,357	$3,944	$2,036

At December 31, 2009, approximately $632 million of U.S. state tax net operating losses (NOLs) and $160 million of U.S. state tax credit carryforwards were available. Of the NOLs, over three-fourths expire after 2019. The state tax credit carryforwards expire over the next ten years. We established a valuation allowance of $179 million for those NOLs and credit carryforwards likely to expire prior to utilization.

At December 31, 2009, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

(Millions of dollars)
2010	2011	2012	2013	2014-2024	Unlimited	Total
$4	$3	$6	$16	$775	$817	$1,621

A valuation allowance of $296 million has been recorded at certain non-U.S. entities that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.  If global recessionary conditions continue, it is reasonably possible that increases in valuation allowances against deferred tax assets of certain non-U.S. entities may be required in the next twelve months.

At December 31, 2009, we had U.S. research and development credits of approximately $25 million to carry forward for up to twenty years.

At December 31, 2009, amounts and expiration dates of U.S. foreign tax credits available to carry forward were:

(Millions of dollars)
2010-2016	2017	2018	2019	2020	Total
$—	$—	$—	$354	$69	$423

We adopted the guidance on accounting for uncertainty in income taxes as of January 1, 2007. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, follows.

Reconciliation of unrecognized tax benefits: 1
	Years ended December 31,
(Millions of dollars)	2009	2008	2007
Balance at January 1,	$803	$703	$742

Additions for tax positions related to current year	37	126	62
Additions for tax positions related to prior years	43	38	24
Reductions for tax positions related to prior years	(45)	(48)	(109)
Reductions for settlements 2	(61)	(4)	(7)
Reductions for expiration of statute of limitations	(16)	(12)	(9)

Balance at December 31,	$761	$803	$703

Amount that, if recognized, would impact the effective tax rate	$593	$646	$537

1	Foreign currency translation amounts are included within each line as applicable.
2	Includes cash payment or other reduction of assets to settle liability.

At adoption, the amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $486 million.

We classify interest and penalties on income taxes as a component of the provision for income taxes. We recognized interest and penalties of ($13) million, $18 million and $36 million during the years ended December 31, 2009, 2008 and 2007, respectively.  The 2009 amount includes a benefit from adjustments for the 1995 through 1999 settlement as discussed above.  The total amount of interest and penalties accrued was $170 million, $116 million and $98 million as of December 31, 2009, 2008 and 2007, respectively.

It is reasonably possible that the amount of unrecognized tax benefits will change in the next 12 months.  However, we do not expect the change to have a significant impact on our results of operations or financial position.

The Internal Revenue Service (IRS) is currently examining U.S. tax returns for 2005 and 2006 and has completed its field examination of our tax returns for 1992 to 2004.  For tax years 1992 to 1994, we expect to litigate the unagreed adjustments related to transfer pricing.  In 2009, we reached a settlement with the IRS for tax years 1995 to 1999. For tax years 2000 to 2004, we are in the appeals process for unagreed adjustments primarily related to export tax benefits.   In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

In our major non-U.S. jurisdictions, tax years are typically subject to examination for three to six years.

6.	Sales and servicing of trade receivables

Our Machinery and Engines operations generate trade receivables from the sale of inventory to dealers and customers. Certain of these receivables are sold to Cat Financial.

Cat Financial has sold interests in a certain pool of trade receivables through a revolving structure to third-party commercial paper conduits, which are asset-backed commercial paper issuers that are special purpose entities (SPEs) of the sponsor bank and are not consolidated by Cat Financial.  Cat Financial services the sold trade receivables and receives an annual servicing fee of approximately 0.5% of the average outstanding principal balance. Consolidated expenses of $4 million, $10 million and $15 million related to the sale of trade receivables were recognized during 2009, 2008 and 2007, respectively, and are included in Other income (expense) in Statement 1.

As of December 31, 2009, there were no trade receivables sold to the third-party commercial paper conduits.  As of December 31, 2008 and 2007, the outstanding principal balance of the sold trade receivables was $240 million. Cat Financial's remaining interest in the pool of trade receivables as of December 31, 2008 and 2007 of $1,432 million and $1,233 million, respectively, is included in Receivables-trade and other in Statement 2.

The cash collections from this pool of trade receivables are first applied to satisfy any obligations of Cat Financial to the third-party commercial paper conduits. The third-party commercial paper conduits have no recourse to Cat Financial's assets, other than the remaining interest, for failure of debtors to pay when due.

Cash flows from sale of trade receivables:
	Years ended December 31,
(Millions of dollars)	2009	2008	2007
Cash proceeds from sales of receivables to the conduits	$887	$1,510	$1,512
Servicing fees received	$1	$1	$1
Cash flows received on the interests that continue to be held	$7,548	$11,270	$13,680

7.	Wholesale inventory receivables

Wholesale inventory receivables are receivables of Cat Financial that arise when Cat Financial provides financing for a dealer's purchase of inventory. These receivables are included in Receivables—trade and other and Long-term receivables—trade and other in Statement 2 and were $937 million, $1,555 million, and $1,496 million at December 31, 2009, 2008 and 2007, respectively. Please refer to Note 19 and Table IV for fair value information.

Contractual maturities of outstanding wholesale inventory receivables:
(Millions of dollars)	December 31, 2009
Amounts Due In	Wholesale Installment Contracts	Wholesale Finance Leases	Wholesale Notes	Total
2010	$170	$87	$236	$493
2011	15	52	159	226
2012	10	28	65	103
2013	8	9	5	22
2014	—	7	2	9
Thereafter	—	1	1	2
	203	184	468	855

Guaranteed residual value	—	119	—	119
Less: Unearned income	(7)	(26)	(4)	(37)
Total	$196	$277	$464	$937

8.	Finance receivables

Finance receivables are receivables of Cat Financial, which generally can be repaid or refinanced without penalty prior to contractual maturity. Total finance receivables reported in Statement 2 are net of an allowance for credit losses.

We consider an account past due if any portion of an installment is due and unpaid for more than 30 days.  Recognition of income is suspended when management determines that collection of future income is not probable (generally after 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired loans or finance leases are recorded against the receivable and then to any unrecognized income. Investment in loans/finance leases on nonaccrual status were $678 million, $422 million and $232 million and past due over 90 days and still accruing were $134 million, $119 million and $47 million as of December 31, 2009, 2008 and 2007, respectively.

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

Securitized Retail Installment Sale Contracts and Finance Leases
Cat Financial periodically sells certain finance receivables relating to retail installment sale contracts and finance leases to SPEs as part of their asset-backed securitization program.  The SPEs have limited purposes and generally are only permitted to purchase the finance receivables, issue asset-backed securities and make payments on the securities.  The SPEs only issue a single series of securities and generally are dissolved when those securities have been paid in full.  The SPEs, typically trusts, are considered to be qualifying special-purpose entities (QSPEs) and are not consolidated.  The QSPEs issue debt to pay for the finance receivables they acquire from Cat Financial.  The primary source for repayment of the debt is the cash flows generated from the finance receivables owned by the QSPEs.  The assets of the QSPEs are legally isolated and are not available to pay the creditors of Cat Financial.  For bankruptcy analysis purposes, Cat Financial has sold the finance receivables to the QSPEs in a true sale and the QSPEs are separate legal entities.  The investors and the securitization trusts have no recourse to any of Cat Financial's other assets for failure of debtors to pay when due.

Cat Financial retains interests in the retail finance receivables that are sold through their asset-backed securitization program.  Retained interests include subordinated certificates, an interest in future cash flows (excess) and reserve accounts.  Retained interests in securitized assets are classified as available-for-sale securities and are included in Other assets in Statement 2 at fair value.  Cat Financial estimates fair value and cash flows using a valuation model and key assumptions for credit losses, prepayment rates and discount rates.  These assumptions are based on historical experience, market trends and anticipated performance relative to the particular assets securitized. Cat Financial periodically evaluates for impairment and recognizes the credit component of an other-than-temporary impairment in Profit and the noncredit component in Accumulated other comprehensive income (loss) for those retained interests in which Cat Financial does not intend to sell and it is not likely that they will be required to sell prior to recovery.

During 2008 and 2007, Cat Financial sold certain finance receivables relating to retail installment sale contracts and finance leases to  SPEs as part of their asset-backed securitization program.  Net gains of $12 million and $4 million were recorded in Revenues of Financial Products in Statement 1 in 2008 and 2007, respectively and were based on the estimated fair value of the assets sold and retained and liabilities incurred, net of transaction costs.  For 2008, subordinated retained interests included certificates with an initial fair value of $27 million, an interest in certain future cash flow (excess) with an initial fair value of $8 million and a reserve account with an initial fair value of $9 million. For 2007, subordinated retained interests included certificates with an initial fair value of zero, an interest in certain future cash flow (excess) with an initial fair value of $2 million and a reserve account with an initial fair value of $9 million.

Significant assumptions used to estimate the fair value of the retained interests at the time of the transaction were:

	2008	2007
Discount rate	7.2%	8.4%
Weighted-average prepayment rate	14.5%	14.0%
Expected credit losses	1.6%	1.5%

To maintain competitiveness in the capital markets and to have effective and efficient use of alternative funding sources, Cat Financial may from time to time provide additional reserve support to previously issued asset-backed securitizations.  During the second quarter of 2009 and third quarter of 2008, Cat Financial deposited $80 million and $19 million, respectively, into supplemental reserve accounts for the securitization transactions to maintain the credit ratings assigned to the transactions, as loss experiences have been higher than anticipated primarily due to the adverse economic conditions in the U.S.  Due to the significant value of the deposit in second quarter of 2009, written consent was obtained from the third-party beneficial interest holders of the securitization transactions.  The QSPE conditions were reviewed and the trusts continue to maintain QSPE status.  These deposits resulted in an increase in Cat Financial's retained interests.

As of December 31, 2009, 2008 and 2007, the fair value of the retained interests in all securitizations of retail finance receivables outstanding totaled $102 million (cost basis of $107 million), $52 million (cost basis of $62 million) and $49 million (cost basis of $46 million), respectively.  The fair value of the retained interests as of December 31, 2009 that have been in a continuous unrealized loss position for twelve months or longer totaled $102 million (cost basis of $107 million). As of December 31, 2008 and 2007, there were no retained interests in a continuous unrealized loss position for twelve months or longer. Key assumptions used to determine the fair value of the retained interests as of such dates were:

	December 31, 2009	December 31, 2008	December 31, 2007
Cash flow weighted average discount rates on retained interests	7.7% to 12.4%	16.7% to 23.3%	8.3% to 11.5%
Weighted-average maturity in months	22	28	30
Expected prepayment rate	18.0%	19.0%	14.0%
Expected credit losses	4.7% to 4.8%	1.7% to 3.1%	0.6% to 1.3%

To estimate the impact on income due to changes to the key economic assumptions used to estimate the fair value of residual cash flows in retained interests from retail finance receivable securitizations, Cat Financial performs a sensitivity analysis of the fair value of the retained interests by applying a 10 percent and 20 percent adverse change to the individual assumptions.  This estimate does not adjust for other variations that may occur should one of the assumptions actually change.  Accordingly, no assurance can be given that actual results would be consistent with the results of the estimate.  The effect of a variation in a particular assumption on the fair value of residual interest in securitization transactions was calculated without changing any other assumptions and changes in one factor may result in changes in another.  Cat Financial's sensitivity analysis indicated that the impact of a 20 percent adverse change in individual assumptions used to calculate the fair value of all retained interests as of December 31, 2009, 2008 and 2007 would be $11 million or less, $8 million or less and $2 million or less, respectively.

During 2009 and 2008, the assumptions used to determine the expected cash flows for Cat Financial's securitization transactions were revised, which resulted in other-than-temporary impairments.  The impairments recognized in earnings were primarily driven by an increase in the credit loss assumption due to the continuing adverse economic conditions in the U.S.  The noncredit related component recorded in Accumulated other comprehensive income (loss) was primarily driven by changes in discount rates.

	Years ended December 31,
(Millions of dollars)	2009	2008
Total other-than-temporary impairment losses	$46	$27
Portion of losses recognized in Accumulated other comprehensive income (loss) before taxes 1	(12)	—
Net impairment losses recognized in earnings 2	$34	$27

1	Balance excludes $7 million of gross gains recorded in OCI related to the securitization retained interest for the year ended December 31, 2009.
2	Recorded in Revenues of Financial Products in Statement 1.

The following table presents a roll-forward of the balance of the credit-related impairment losses on Cat Financials' securitized retained interests for which a portion of the other-than-temporary impairment was recognized in Accumulated other comprehensive income (loss):

(Millions of dollars)
2009
Cumulative credit loss as of January 1, 2009	$—
Credit losses for which an other-than-temporary impairment was previously recognized	11
Cumulative credit loss as of December 31, 2009	$11

Cat Financial also retained servicing responsibilities and received a servicing fee of approximately one percent of the remaining value of the finance receivables.

See Table III for additional securitization information.

TABLE III—Finance Receivables Information (Millions of dollars)
Contractual maturities of outstanding finance receivables:
	December 31, 2009
Amounts Due In	Retail Installment Contracts	Retail Finance Leases	Retail Notes	Total
2010	$2,366	$3,189	$3,180	$8,735
2011	1,532	2,146	1,695	5,373
2012	917	1,124	1,084	3,125
2013	412	458	967	1,837
2014	177	193	797	1,167
Thereafter	46	154	776	976
	5,450	7,264	8,499	21,213
Residual value	—	1,181	—	1,181
Less: Unearned income	(498)	(817)	(123)	(1,438)
Total	$4,952	$7,628	$8,376	$20,956

Impaired loans and leases:	2009		2008		2007
Average recorded investment	$425		$306		$200

At December 31:
Recorded investment	$513		$479		$219
Impaired loans/finance leases for which there is a related allowance for credit losses	448	1	258	1	166
Related allowance for credit losses on impaired loans/finance leases	117		59		35
Impaired loans/finance leases for which there is no related allowance for credit losses	65		221		53

Allowance for credit loss activity:	2009		2008		2007
Balance at beginning of year	$391		$351		$315
Provision for credit losses	225		192		97
Receivables written off	(281)		(144)		(91)
Recoveries on receivables previously written off	28		23		23
Other—net	13		(31)		7
Balance at end of year	$376		$391		$351

In estimating the allowance for credit losses, we review accounts that are past due, non-performing or in bankruptcy.

Cat Financial's net retail finance leases:	December 31,
	2009	2008	2007
Total minimum lease payments receivable	$7,264	$8,325	$7,756
Estimated residual value of leased assets:
Guaranteed	560	658	638
Unguaranteed	621	729	746
	8,445	9,712	9,140
Less: Unearned income	(817)	(953)	(938)
Net retail finance leases	$7,628	$8,759	$8,202

Cash flows from retail securitizations:
	Years ended December 31,
	2009	2008	2007
Cash proceeds from initial sales of receivables	$—	$600	$650
Purchases of contracts through clean-up calls	95	81	64
Servicing fees received	6	12	11
Other cash flows received on retained interests	10	25	35

Characteristics of securitized retail receivables:
	Years ended December 31,
	2009	2008	2007
Total securitized principal balance at December 31,	$346	$909	$1,159
Average securitized principal balance for the year ended December 31,	583	1,147	1,064
Loans > 30 days past due at year ended December 31,	62	98	65
Net credit losses during the year	36	23	9

1
Includes impaired loans of $208 million and $108 million as of December 31, 2009 and 2008, respectively, primarily reflecting the fair value of the loan's associated collateral.  See Note 19 for more information.

9.	Inventories

Inventories (principally using the LIFO method) are comprised of the following:

	December 31,
(Millions of dollars)	2009	2008	2007
Raw materials	$1,979	$2,678	$2,240
Work-in-process	656	1,508	1,206
Finished goods	3,465	4,316	3,512
Supplies	260	279	246
Total inventories	$6,360	$8,781	$7,204

We had long-term material purchase obligations of approximately $299 million at December 31, 2009.

During 2009 inventory quantities were reduced.  This reduction resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs.  In 2009, the effect of this reduction of inventory decreased Cost of goods sold in Statement 1 by approximately $300 million and increased Profit by approximately $240 million or $0.39 per share.

10.	Property, plant and equipment

	December 31,
(Millions of dollars)	Useful Lives (Years)	2009	2008	2007
Land	—	$639	$575	$189
Buildings and land improvements	20-45	4,914	4,647	3,625
Machinery, equipment and other	3-10	12,917	12,173	9,756
Equipment leased to others	1-10	4,717	4,561	4,556
Construction-in-process	—	1,034	1,531	1,082

Total property, plant and equipment, at cost		24,221	23,487	19,208
Less: Accumulated depreciation		(11,835)	(10,963)	(9,211)
Property, plant and equipment—net		$12,386	$12,524	$9,997

We had commitments for the purchase or construction of capital assets of approximately $459 million at December 31, 2009.

Assets recorded under capital leases 1:
	December 31,
(Millions of dollars)	2009	2008	2007
Gross capital leases 2, 3	$493	$565	$96
Less: Accumulated depreciation 3	(258)	(221)	(75)
Net capital leases	$235	$344	$21

1	Included in Property, plant and equipment table above.
2	Consists primarily of machinery and equipment.
3	Increase in 2008 due to consolidation of Cat Japan. See Note 25 for additional details.

At December 31, 2009, scheduled minimum rental payments on assets recorded under capital leases were:

(Millions of dollars)
2010	2011	2012	2013	2014	Thereafter
$128	$94	$32	$37	$8	$40

Equipment leased to others (primarily by Cat Financial):
	December 31,
(Millions of dollars)	2009	2008	2007
Equipment leased to others—at original cost	$4,717	$4,561	$4,556
Less: Accumulated depreciation	(1,616)	(1,416)	(1,487)
Equipment leased to others—net	$3,101	$3,145	$3,069

At December 31, 2009, scheduled minimum rental payments to be received for equipment leased to others were:

(Millions of dollars)
2010	2011	2012	2013	2014	Thereafter
$801	$498	$319	$172	$59	$30

11.	Investments in unconsolidated affiliated companies

Our investments in affiliated companies accounted for by the equity method have historically consisted primarily of a 50 percent interest in Shin Caterpillar Mitsubishi Ltd. (SCM) located in Japan.  On August 1, 2008, SCM redeemed half of Mitsubishi Heavy Industries Ltd.'s (MHI's) shares in SCM.  As a result, Caterpillar now owns 67 percent of the renamed entity, Caterpillar Japan Ltd. (Cat Japan) and consolidates its financial statements.  See Note 25 for additional information.  In February 2008, we sold our 23 percent equity investment in A.S.V. Inc. (ASV) resulting in a $60 million pretax gain, recognized in Other income (expense) in Statement 1.  Accordingly, the December 31, 2009 and December 31, 2008 financial position and equity investment amounts noted below do not include ASV or Cat Japan.

Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a lag of 3 months or less) was as follows:

Results of Operations of unconsolidated affiliated companies:
	Years ended December 31,
(Millions of dollars)	2009	2008	2007
Results of Operations:
Sales	$569	$3,727	$4,007
Cost of sales	434	3,082	3,210
Gross profit	$135	$645	$797

Profit (loss)	$(39)	$55	$157

Sales from SCM, while an unconsolidated affiliate, to Caterpillar of approximately $1.67 billion in both 2008 and 2007, are included in the affiliated company sales.  In addition, SCM purchases of Caterpillar product, while an unconsolidated affiliate, were $353 million and $268 million in 2008 and 2007, respectively.

Financial Position of unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2009	2008	2007
Financial Position:
Assets:
Current assets	$223	$209	$2,062
Property, plant and equipment—net	219	227	1,286
Other assets	5	26	173
	447	462	3,521
Liabilities:
Current liabilities	250	173	1,546
Long-term debt due after one year	41	110	269
Other liabilities	17	35	393
	308	318	2,208
Equity	$139	$144	$1,313

Caterpillar's investments in unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2009	2008	2007
Investments in equity method companies	$70	$66	$582
Plus: Investments in cost method companies	35	28	16
Total investments in unconsolidated affiliated companies	$105	$94	$598

At December 31, 2009, consolidated Profit employed in the business in Statement 2 included $6 million representing undistributed profits of the unconsolidated affiliated companies.

12.	Intangible assets and goodwill

A.	Intangible assets

	Intangible assets are comprised of the following:

		Weighted Amortizable Life (Years)	December 31, 2009
	(Millions of dollars)		Gross Carrying Amount	Accumulated Amortization	Net
	Customer relationships	18	$396	$(75)	$321
	Intellectual property	10	211	(143)	68
	Other	11	130	(54)	76
	Total intangible assets	15	$737	$(272)	$465

	Weighted Amortizable Life (Years)	December 31, 2008
		Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	18	$388	$(50)	$338
Intellectual property	10	210	(122)	88
Other	11	122	(37)	85
Total intangible assets	15	$720	$(209)	$511

	Weighted Amortizable Life (Years)	December 31, 2007
		Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	19	$356	$(27)	$329
Intellectual property	10	195	(120)	75
Other	12	92	(21)	71
Total intangible assets	16	$643	$(168)	$475

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

Amortization expense related to intangible assets was $61 million, $61 million and $52 million for 2009, 2008 and 2007, respectively.

Amortization expense related to intangible assets is expected to be:

(Millions of dollars)
2010	2011	2012	2013	2014	Thereafter
$60	$52	$46	$40	$37	$230

B.	Goodwill

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

During 2007, we acquired net assets with related goodwill of $37 million as part of the purchase of Franklin Power Products.  In 2007, we also acquired net assets with related goodwill of $22 million as part of the purchase of the Forestry Division of Blount International, Inc.  See Note 25 for details on the acquisition of these assets.

We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred.  We perform our annual goodwill impairment test as of October 1 and monitor for interim triggering events on an ongoing basis.  Goodwill is reviewed for impairment utilizing a two-step process.  The first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill.  If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired.  If the carrying value is greater than the fair value, there is an indication that an impairment may exist and the second step is required.  In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities.  If the implied fair value of goodwill is less than the carrying value of the reporting unit's goodwill, the difference is recognized as an impairment loss.

The 2009 annual impairment test, completed in the fourth quarter, indicated the fair value of each of our reporting units was well above its respective carrying value with the exception of our Forest Products reporting unit, a component of the Building Construction Products reportable segment.  Because the carrying value of Forest Products exceeded its fair value, step two in the impairment test process was required.  We allocated the fair value to the unit's assets and liabilities and determined the implied fair value of the goodwill was insignificant.  Accordingly, a goodwill impairment charge of $22 million for Forest Products was recognized in Other operating (income) expense in Statement 1.  The primary factor contributing to the impairment was the historic decline in demand for purpose built forest product machines caused by the significant reduction in U.S. housing construction, lower prices for pulp, paper, and wood product commodities, and reduced capital availability in the forest products industry.  No goodwill was impaired or disposed of during the years ended December 31, 2008 or 2007.

The changes in carrying amount of goodwill by reportable segment for the years ended December 31, 2009, 2008 and 2007 were as follows:

	Building Construction	Cat		Electric		Large Power	Marine & Petroleum		All	Consolidated
(Millions of dollars)	Products	Japan	Earthmoving	Power	Excavation	Systems	Power	Mining	Other1	Total
Balance at January 1, 2007	$4	$—	$43	$203	$39	$569	$60	$8	$978	$1,904
Business combinations	22	—	—	—	—	—	—	—	37	59
Balance at December 31, 2007	26	—	43	203	39	569	60	8	1,015	1,963
Business combinations	—	206	—	—	—	—	—	22	49	277
Other adjustments2	—	27	—	—	—	—	—	(3)	(3)	21
Balance at December 31, 2008	26	233	43	203	39	569	60	27	1,061	2,261
Impairments	(22)	—	—	—	—	—	—	—	—	(22)
Other adjustments2	—	23	—	—	—	—	—	3	4	30
Balance at December 31, 2009	$4	$256	$43	$203	$39	$569	$60	$30	$1,065	$2,269

1	Includes all other operating segments (See Note 24).
2	Other adjustments are comprised primarily of foreign currency translation.

As discussed in Note 24, our reportable segments were changed in the first quarter of 2009.  As a result of these changes, the newly formed Earthmoving, Excavation and Mining reportable segments have been allocated goodwill of $43 million, $39 million and $30 million, respectively.  The goodwill was reallocated primarily from the former reportable segments of EAME Operations, Heavy Construction & Mining and Infrastructure Development.  Additionally, goodwill of $22 million was reallocated to Building Construction Products from the All Other category, while goodwill of $478 million was reallocated to the All Other category from the former Industrial Power Systems reportable segment.  Goodwill associated with the newly formed Cat Japan reportable segment was previously included in the All Other category.

13.	Available-for-sale securities

We have investments in certain debt and equity securities, primarily at Cat Insurance, that have been classified as available-for-sale and recorded at fair value based upon quoted market prices.  These fair values are primarily included in Other assets in Statement 2.  Unrealized gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity (Accumulated other comprehensive income (loss) in Statement 2).  Realized gains and losses on sales of investments are generally determined using the FIFO (first-in, first-out) method for debt instruments and the specific identification method for equity securities.  Realized gains and losses are included in Other income (expense) in Statement 1.

Effective April 1, 2009, we adopted the new accounting and disclosure requirements regarding recognition and presentation of other-than-temporary impairments. See Note 1K for additional information.

	December 31, 2009			December 31, 2008			December 31, 2007
(Millions of dollars)	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value
Government debt
U.S. treasury bonds	$14	$—	$14	$14	$1	$15	$10	$—	$10
Other U.S. and non-U.S. government bonds	65	—	65	15	(1)	14	37	—	37

Corporate bonds
Corporate bonds	455	20	475	343	(22)	321	356	—	356
Asset-backed securities	141	(7)	134	165	(27)	138	177	(2)	175

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	295	13	308	319	5	324	272	1	273
Residential mortgage-backed securities	61	(10)	51	79	(19)	60	92	(2)	90
Commercial mortgage-backed securities	175	(13)	162	176	(47)	129	150	—	150

Equity securities
Large capitalization value	76	13	89	126	(13)	113	150	24	174
Smaller company growth	19	5	24	20	(2)	18	18	4	22
Total	$1,301	$21	$1,322	$1,257	$(125)	$1,132	$1,262	$25	$1,287

During 2009 and 2008, we recognized pretax charges for other-than-temporary declines in the market values of equity securities in the Cat Insurance investment portfolios of $12 million and $37 million, respectively.  These charges were accounted for as a realized loss and were included in Other income (expense) in Statement 1.  The cost basis of the impacted securities was adjusted to reflect these charges.  During 2007, there were no charges for other-than-temporary declines in the market value of securities.

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2009
	Less than 12 months 1		12 months or more 1		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government debt
U.S. treasury bonds	$4	$—	$—	$—	$4	$—
Other U.S. and non-U.S. government bonds	14	—	2	—	16	—

Corporate bonds
Corporate bonds	25	—	10	1	35	1
Asset-backed securities	4	1	44	10	48	11

Mortgage-backed debt securities
U.S. governmental agency mortgage- backed securities	—	—	3	—	3	—
Residential mortgage-backed securities	—	—	49	10	49	10
Commercial mortgage-backed securities	24	—	73	14	97	14

Equity securities
Large capitalization value	2	—	23	3	25	3
Smaller company growth	1	—	2	—	3	—
Total	$74	$1	$206	$38	$280	$39

1	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2008
	Less than 12 months 1		12 months or more 1		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government debt
Other U.S. and non-U.S. government bonds	$—	$—	$8	$1	$8	$1

Corporate bonds
Corporate bonds	176	18	33	5	209	23
Asset-backed securities	101	16	30	11	131	27

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	7	—	19	1	26	1
Residential mortgage-backed securities	32	6	27	14	59	20
Commercial mortgage-backed securities	71	15	59	32	130	47

Equity securities
Large capitalization value	60	13	5	2	65	15
Smaller company growth	7	2	—	—	7	2
Total	$454	$70	$181	$66	$635	$136

1	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2007
	Less than 12 months 1		12 months or more 1		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government debt
Other U.S. and non-U.S. government bonds	$—	$—	$13	$—	$13	$—

Corporate bonds
Corporate bonds	85	1	79	1	164	2
Asset-backed securities	86	1	42	1	128	2

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	22	—	83	1	105	1
Residential mortgage-backed securities	43	1	33	2	76	3
Commercial mortgage-backed securities	55	1	9	—	64	1

Equity securities
Large capitalization value	50	5	1	—	51	5
Smaller company growth	5	—	—	—	5	—
Total	$346	$9	$260	$5	$606	$14

1	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Government Debt.  The unrealized losses on our investments in other U.S. and non-U.S. government bonds are the result of changes in interest rates since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell these investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2009.

Corporate Bonds.  The unrealized losses on our investments in corporate bonds and asset-backed securities relate primarily to an increase in credit-related yield spreads, risk aversion and heightened volatility in the financial markets since initial purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell the investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2009.

Mortgage-Backed Debt Securities.  The unrealized losses on our investments in mortgage-backed securities relate primarily to an increase in housing delinquencies and default rates, credit-related yield spreads, risk aversion and heightened volatility in the financial markets.  Continued weakness and lack of liquidity in the commercial sector continues to impact valuations.  We do not intend to sell the investments and it is not likely that we will be required to sell these investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2009.

Equity Securities.  Cat Insurance maintains a well-diversified equity portfolio consisting of two specific mandates:  large capitalization value stocks and smaller company growth stocks.  Despite continued strengthening in equity returns during the second half of 2009, the remaining unrealized losses in both the large and smaller company portfolios can be attributed to the weak economic conditions over the last 12 to 18 months.  In each case where unrealized losses exist, the respective company's management is taking corrective action to increase shareholder value.   We do not consider these investments to be other-than-temporarily impaired as of December 31, 2009.

The fair value of the available-for-sale debt securities at December 31, 2009, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

(Millions of dollars)	Fair Value
Due in one year or less	$43
Due after one year through five years	$415
Due after five years through ten years	$222
Due after ten years	$529

Proceeds from sale of available-for-sale securities during 2009, 2008 and 2007 were $291 million, $357 million and $282 million, respectively. Gross gains of $9 million, $17 million and $16 million and gross losses of $10 million, $23 million and $7 million have been included in current earnings as a result of these sales for 2009, 2008 and 2007, respectively.

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

As discussed in Note 1K, we adopted the balance sheet recognition provisions of the guidance on employers' accounting for defined benefit pension and other postretirement plans at December 31, 2006, and adopted the year-end measurement date effective January 1, 2008 using the “one measurement” approach.  Under the one measurement approach, net periodic benefit cost for the period between any early measurement date and the end of the fiscal year that the measurement provisions are applied is allocated proportionately between amounts to be recognized as an adjustment of Profit employed in the business and net periodic benefit cost for the fiscal year.  Previously, we used a November 30th measurement date for our U.S. pension and other postretirement benefit plans and September 30th for our non-U.S. plans.  Year-end asset and obligation amounts are disclosed as of the plan measurement dates.

As discussed in Note 27, during 2009 voluntary and involuntary separation programs impacted employees participating in certain U.S. and non-U.S. pension and other postretirement benefit plans.  Due to the significance of these events, certain plans were re-measured as follows:

U.S. Voluntary Separation Program – Plan re-measurements as of January 31, 2009 resulted in curtailment losses to the U.S. support and management pension and other postretirement benefit plans of $80 million and $45 million, respectively.

Other U.S. Separation Programs – Certain plans were re-measured as of March 31, 2009 and December 31, 2009, resulting in net curtailment losses of $47 million to pension and $10 million to other postretirement benefit plans.  Early retirement pension benefit costs of $6 million were also recognized.

Non-U.S. Separation Programs – Certain plans were re-measured as of March 31, 2009 and December 31, 2009, resulting in pension settlement losses of $34 million, special termination benefits of $2 million to pension and curtailment losses of $1 million to other postretirement benefit plans.

In March 2009, we amended our U.S. support and management other postretirement benefit plan.  Beginning in 2010, certain retirees age 65 and older will enroll in individual health plans that work with Medicare and will no longer participate in a Caterpillar-sponsored group health plan.  In addition, Caterpillar will fund a tax-advantaged Health Reimbursement Arrangement (HRA) to assist the retirees with medical expenses.  The plan amendment required a plan re-measurement as of March 31, 2009, which resulted in a decrease in our Liability for postretirement benefits of $432 million and an increase in Accumulated other comprehensive income (loss) of $272 million after-tax.  The plan was further amended in December 2009 to define the HRA benefit that active employees will receive once they are retired and reach age 65.  The plan was re-measured at year-end and the December amendment resulted in a decrease in our Liability for postretirement benefits of $101 million and an increase in Accumulated other comprehensive income (loss) of $64 million after-tax.  These decreases will be amortized into earnings on a straight-line basis over approximately 7 years, the average remaining service period of active employees in the plan.  The March 2009 amendment reduced other postretirement benefits expense by approximately $60 million for 2009.

A.	Benefit Obligations
		U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	(Millions of dollars)	2009	2008	2007	2009	2008	2007	2009	2008	2007
	Change in benefit obligation:
	Benefit obligation, beginning of year	$11,493	$11,132	$11,174	$3,219	$3,012	$2,719	$5,017	$5,455	$5,661
	Effect of eliminating early measurement date1	N/A	11	N/A	N/A	26	N/A	N/A	—	N/A
	Service cost	176	199	187	86	92	80	70	87	101
	Interest cost	688	629	595	146	156	139	280	307	295
	Plan amendments	—	13	—	—	—	1	(549)	—	2
	Actuarial losses (gains)	380	222	(146)	45	(18)	(118)	(58)	(522)	(294)
	Foreign currency exchange rates	—	—	—	322	(534)	246	29	(19)	4
	Participant contributions	—	—	—	10	14	14	51	41	35
	Benefits paid - gross	(796)	(713)	(722)	(212)	(155)	(126)	(390)	(351)	(369)
	Less: federal subsidy on benefits paid	—	—	—	—	—	—	21	19	15
	Curtailments, settlements and special termination benefits	123	—	—	(74)	—	—	66	—	—
	Acquisitions / other2	—	—	—	—	626	57	—	—	5
	Adjustment for subsidiary pension plan3	—	—	44	—	—	—	—	—	—
	Benefit obligation, end of year	$12,064	$11,493	$11,132	$3,542	$3,219	$3,012	$4,537	$5,017	$5,455
	Accumulated benefit obligation, end of year	$11,357	$10,681	$10,460	$3,082	$2,938	$2,629

	Weighted-average assumptions used to determine benefit obligation:
	Discount rate 4	5.7%	6.1%	5.8%	4.8%	4.5%	5.3%	5.6%	6.0%	5.8%
	Rate of compensation increase 4	4.5%	4.5%	4.5%	4.2%	3.8%	4.1%	4.4%	4.4%	4.4%

1	Change in benefit obligation during the period from the early measurement date to December 31, 2007.
2	See Note 25 regarding the 2008 Cat Japan share redemption.
3	2007 charge to recognize previously unrecorded liabilities related to a subsidiary pension plan.
4	End of year rates are used to determine net periodic cost for the subsequent year. See Note 14E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage- point increase	One-percentage- point decrease
Effect on 2009 service and interest cost components of other postretirement benefit cost	$23	$(20)
Effect on accumulated postretirement benefit obligation	$220	$(186)

B.	Plan Assets
		U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	(Millions of dollars)	2009	2008	2007	2009	2008	2007	2009	2008	2007
	Change in plan assets:
	Fair value of plan assets, beginning of year	$6,745	$10,441	$10,087	$2,175	$2,773	$2,304	$1,042	$1,584	$1,509
	Effect of eliminating early measurement date1	N/A	17	N/A	N/A	23	N/A	N/A	15	N/A
	Actual return on plan assets	2,194	(3,288)	1,064	390	(751)	290	266	(587)	158
	Foreign currency exchange rates	—	—	—	243	(407)	208	—	—	—
	Company contributions2	886	288	12	263	134	46	94	340	251
	Participant contributions	—	—	—	10	14	14	51	41	35
	Benefits paid	(796)	(713)	(722)	(212)	(155)	(126)	(390)	(351)	(369)
	Settlements and special termination benefits	—	—	—	(72)	—	—	—	—	—
	Acquisitions / other3	—	—	—	—	544	37	—	—	—
	Fair value of plan assets, end of year	$9,029	$6,745	$10,441	$2,797	$2,175	$2,773	$1,063	$1,042	$1,584

1	Change in plan assets during the period from the early measurement date to December 31, 2007.
2	Includes $650 million of Caterpillar stock contributed to U.S. pension plans in 2009.
3	See Note 25 regarding the 2008 Cat Japan share redemption.

As discussed in Note 1K, we adopted the accounting guidance on employers' disclosures about postretirement benefit plan assets for the annual period ending December 31, 2009.  The guidance expands the disclosure set forth in the previous guidance by adding required disclosures about (1) how investment allocation decisions are made by management, (2) major categories of plan assets, and (3) significant concentrations of risk.  Additionally, this guidance requires an employer to disclose information about the valuation of plan assets similar to that required under the accounting guidance on fair value measurements.

Our U.S. pension target asset allocations reflect our investment strategy of maximizing the long-term rate of return on plan assets and the resulting funded status, within an appropriate level of risk.  Our target allocations for the U.S. pension plans are 70% equities, 25% debt securities and 5% real estate.  Within equity securities, approximately two-thirds include investments in U.S. large and small-cap companies.  The remaining portion is invested in international companies, including emerging markets, and private equity.  Fixed income securities primarily include corporate bonds, mortgage backed securities and U.S. Treasuries.

In general, our non-U.S. pension target asset allocations reflect our investment strategy of maximizing the long-term rate of return on plan assets and the resulting funded status, within an appropriate level of risk.  The weighted-average target allocations for the non-U.S. pension plans are 55% equities, 35% debt securities, 6% real estate and 4% other.  The target allocations for each plan varies based upon local statutory requirements, demographics of plan participants and funded status.  Plan assets are primarily invested in non-U.S. securities.

Our target allocations for the other postretirement benefit plans are 80% equities and 20% debt securities.  Within equity securities, approximately two-thirds include investments in U.S. large and small-cap companies.  The remaining portion is invested in international companies, including emerging markets.  Fixed income securities primarily include corporate bonds, mortgage backed securities and U.S. Treasuries.

The U.S. plans are rebalanced to plus or minus five percentage points of the target asset allocation ranges on a monthly basis.  The frequency of rebalancing for the non-U.S. plans varies depending on the plan. As a result of our diversification strategies, there are no significant concentrations of risk within the portfolio of investments except for the holdings in Caterpillar stock as discussed below.

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.  The U.S. plans utilize futures contracts to offset current equity positions in order to rebalance the total portfolio to the target asset allocation.  During 2008 and 2007, approximately 5% and 10%, respectively, of the U.S. pension plans' assets were rebalanced from equity to fixed income positions through the use of futures contracts. The plans do not engage in futures contracts for speculative purposes.

The accounting guidance on fair value measurements specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques (Level 1, 2 and 3).  See Note 19 for a discussion of the fair value hierarchy.

Fair values are determined as follows:

•	Equity securities are primarily based on valuations for identical instruments in active markets.
•	Fixed income securities are primarily based upon models that take into consideration such market-based factors as recent sales, risk-free yield curves and prices of similarly rated bonds.

•	Real estate is stated at the fund's net asset value or at appraised value.
•	Cash, short-term instruments and other are based on the carrying amount, which approximated fair value, or at the fund's net asset value.
The fair value of the pension and other postretirement benefit plan assets by category is summarized below:

(Millions of dollars)	December 31, 2009
U.S. Pension	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Equity securities:
U.S. equities	$4,634	$2	$17	$4,653
Non-U.S. equities	1,803	—	34	1,837

Fixed income securities:
U.S. corporate bonds	—	1,179	56	1,235
Non-U.S. corporate bonds	—	70	1	71
U.S. government bonds	—	323	—	323
U.S. governmental agency mortgage-backed securities	—	562	—	562
Non-U.S. government bonds	—	9	—	9

Real estate	—	—	10	10

Cash, short-term instruments and other	113	216	—	329
Total U.S. pension assets	$6,550	$2,361	$118	$9,029

(Millions of dollars)	December 31, 2009
Non-U.S. Pension	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Equity securities:
U.S. equities	$330	$—	$—	$330
Non-U.S. equities	863	84	5	952
Global equities 1	144	14	—	158

Fixed income securities:
U.S. corporate bonds	—	22	1	23
Non-U.S. corporate bonds	—	355	11	366
U.S. government bonds	—	1	—	1
Non-U.S. government bonds	—	156	2	158
Global fixed income 1	—	361	—	361

Real estate	—	80	71	151

Other:
Cash and short-term instruments	104	4	—	108
Other 2	3	135	51	189
Total non-U.S. pension assets	$1,444	$1,212	$141	$2,797

1	Includes funds that invest in both U.S. and non-U.S. securities.
2	Includes funds that invest in multiple asset classes, hedge funds and other.

(Millions of dollars)	December 31, 2009
Other postretirement benefits	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Equity securities:
U.S. equities	$531	$—	$—	$531
Non-U.S. equities	273	6	—	279

Fixed income securities:
U.S. corporate bonds	—	95	—	95
Non-U.S. corporate bonds	—	8	—	8
U.S. government bonds	—	24	—	24
U.S. governmental agency mortgage-backed securities	—	54	—	54
Non-U.S. government bonds	—	1	—	1

Cash, short-term instruments and other	19	52	—	71
Total other postretirement benefit assets	$823	$240	$—	$1,063

Below are roll-forwards of assets measured at fair value using Level 3 inputs for the year ended December 31, 2009.  These instruments were valued using pricing models that, in management's judgment, reflect the assumptions a marketplace participant would use.

(Millions of dollars)	Equities	Fixed Income	Real Estate	Other
U.S. Pension
Balance at December 31, 2008	$16	$73	$9	$—
Unrealized gains (losses)	3	34	1	—
Realized gains (losses)	—	(2)	—	—
Purchases, issuances and settlements	31	(12)	—	—
Transfers in and/or out of Level 3	1	(36)	—	—
Balance at December 31, 2009	$51	$57	$10	$—

Non-U.S. Pension
Balance at December 31, 2008	$—	$5	$61	$67
Unrealized gains (losses)	2	1	10	63
Realized gains (losses)	—	—	—	(41)
Purchases, issuances and settlements	3	6	—	(38)
Transfers in and/or out of Level 3	—	2	—	—
Balance at December 31, 2009	$5	$14	$71	$51

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

	U.S. Pension Benefits1			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	20092	2008	2007	2009	2008	2007	2009	2008	2007
Caterpillar Inc. common stock	$1,016	$11	$24	$1	$1	$2	$1	$2	$3

1	Amounts represent 11% of total plan assets for 2009, and less than 1% of total plan assets for 2008 and 2007.
2	Includes $650 million of Caterpillar stock contributed to U.S. pension plans in 2009.

C.	Funded status
	The funded status of the plans, reconciled to the amount reported on Statement 2, is as follows:
		U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	(Millions of dollars)	2009	2008	2007	2009	2008	2007	2009	2008	2007
	End of Year
	Fair value of plan assets	$9,029	$6,745	$10,441	$2,797	$2,175	$2,773	$1,063	$1,042	$1,584
	Benefit obligations	12,064	11,493	11,132	3,542	3,219	3,012	4,537	5,017	5,455
	Over (under) funded status	(3,035)	(4,748)	(691)	(745)	(1,044)	(239)	(3,474)	(3,975)	(3,871)
	Amounts not yet recognized:
	Contributions made after measurement date	N/A	N/A	1	N/A	N/A	3	N/A	N/A	37
	Net amount recognized in financial position	$(3,035)	$(4,748)	$(690)	$(745)	$(1,044)	$(236)	$(3,474)	$(3,975)	$(3,834)

	Components of net amount recognized in financial position:
	Other assets (non-current asset)	$—	$—	$—	$22	$—	$—	$—	$—	$—
	Accrued wages, salaries and employee benefits (current liability)	(17)	(14)	(2)	(18)	(2)	—	(113)	(29)	(14)
	Liability for postemployment benefits (non-current liability)	(3,018)	(4,734)	(688)	(749)	(1,042)	(236)	(3,361)	(3,946)	(3,820)
	Net liability recognized	$(3,035)	$(4,748)	$(690)	$(745)	$(1,044)	$(236)	$(3,474)	$(3,975)	$(3,834)

	Amounts recognized in Accumulated other comprehensive income (pre-tax) consist of:
	Net actuarial loss (gain)	$5,132	$6,419	$2,172	$1,200	$1,319	$544	$659	$881	$759
	Prior service cost (credit)	132	170	191	8	13	22	(177)	320	282
	Transition obligation (asset)	—	—	—	—	—	1	9	10	12
	Total	$5,264	$6,589	$2,363	$1,208	$1,332	$567	$491	$1,211	$1,053

N/A (Not Applicable): The adoption of the year-end measurement date provisions of the guidance on employers' accounting for defined benefit pension and other postretirement plans (see Note 1K) eliminated contributions between the measurement date and the end of the fiscal year.

The estimated amounts that will be amortized from Accumulated other comprehensive income (loss) at December 31, 2009 into net periodic benefit cost (pre-tax) in 2010 are as follows:
(Millions of dollars)	U.S. Pension	Non-U.S. Pension	Other Postretirement Benefits
Actuarial loss (gain)	$350	$68	$33
Prior service cost (credit)	28	1	(55)
Transition obligation (asset)	—	—	2
Total	$378	$69	$(20)

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:
	U.S. Pension Benefits			Non-U.S. Pension Benefits
	at Year-end			at Year-end
(Millions of dollars)	2009	2008	2007	2009	2008	2007
Projected benefit obligation	$(12,064)	$(11,493)	$(10,862)	$(3,350)	$(3,194)	$(2,792)
Accumulated benefit obligation	$(11,357)	$(10,681)	$(10,197)	$(2,933)	$(2,917)	$(2,442)
Fair value of plan assets	$9,029	$6,745	$10,159	$2,584	$2,151	$2,548

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:
	U.S. Pension Benefits			Non-U.S. Pension Benefits
	at Year-end			at Year-end
(Millions of dollars)	2009	2008	2007	2009	2008	2007
Projected benefit obligation	$(12,064)	$(11,493)	$(3,982)	$(1,594)	$(3,040)	$(146)
Accumulated benefit obligation	$(11,357)	$(10,681)	$(3,967)	$(1,503)	$(2,796)	$(128)
Fair value of plan assets	$9,029	$6,745	$3,580	$1,145	$2,022	$28

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans.

D.	Expected cash flow
	Information about the expected cash flow for the pension and other postretirement benefit plans is as follows:
	(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
	Employer contributions:
	2010 (expected)	$920	$80	$120

	Expected benefit payments:
	2010	$810	$190	$370
	2011	830	200	380
	2012	860	200	380
	2013	880	190	390
	2014	900	200	390
	2015-2019	4,730	980	2,000
	Total	$9,010	$1,960	$3,910

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

(Millions of dollars)	2010	2011	2012	2013	2014	2015-2019	Total
Other postretirement benefits	$20	$20	$20	$20	$20	$140	$240

E.	Net periodic cost
		U.S. Pension Benefits				Non-U.S. Pension Benefits				Other Postretirement Benefits
	(Millions of dollars)	2009		2008	2007	2009		2008	2007	2009		2008	2007
	Components of net periodic benefit cost:
	Service cost		$176	$199	$187		$86	$92	$80		$70	$87	$101
	Interest cost		688	629	595		146	156	139		280	307	295
	Expected return on plan assets		(777)	(882)	(841)		(181)	(201)	(178)		(111)	(138)	(130)
	Curtailments, settlements and special termination benefits 1		133	—	—		36	1	1		56	—	—
	Amortization of:
	Transition obligation (asset)		—	—	—		—	1	1		2	2	2
	Prior service cost (credit) 2		29	32	58		1	3	5		(40)	(35)	(36)
	Net actuarial loss (gain)		248	134	214		35	36	56		20	64	79
	Adjustment for subsidiary pension plan 3		—	—	44		—	—	—		—	—	—
	Total cost included in operating profit		$497	$112	$257		$123	$88	$104		$277	$287	$311

	Other changes in plan assets and benefit obligations recognized in other comprehensive income (pre-tax):
	Effect of eliminating early measurement date 4	$	N/A	(14)	N/A	$	N/A	(9)	N/A	$	N/A	(3)	N/A
	Current year actuarial loss (gain)		(1,037)	4,401	(368)		(88)	696	(131)		(200)	172	(320)
	Amortization of actuarial (loss) gain		(248)	(134)	(214)		(32)	(36)	(56)		(20)	(64)	(79)
	Current year prior service cost (credit)		(10)	16	—		(2)	1	1		(537)	(3)	2
	Amortization of prior service (cost) credit		(29)	(32)	(58)		(1)	(3)	(5)		40	35	36
	Amortization of transition (obligation) asset		—	—	—		—	(1)	(1)		(2)	(2)	(2)
	Total recognized in other comprehensive income		(1,324)	4,237	(640)		(123)	648	(192)		(719)	135	(363)
	Total recognized in net periodic cost and other comprehensive income		$(827)	$4,349	$(383)		$—	$736	$(88)		$(442)	$422	$(52)

	Weighted-average assumptions used to determine net cost:
	Discount rate		6.3%	5.8%	5.5%		4.7%	5.3%	4.7%		6.3%	5.8%	5.5%
	Expected return on plan assets 5		8.5%	9.0%	9.0%		6.6%	7.6%	7.7%		8.5%	9.0%	9.0%
	Rate of compensation increase		4.5%	4.5%	4.0%		3.8%	4.0%	4.0%		4.4%	4.4%	4.0%

1	2009 curtailments, settlements and special termination benefits were recognized in Other operating (income) expenses in Statement 1.
2
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

3	2007 charge to recognize previously unrecorded liabilities related to a subsidiary pension plan.
4	Amortization during the period from the early measurement date to December 31, 2007.
5	The weighted-average rates for 2010 are 8.5% and 7.0% for U.S. and non-U.S. plans, respectively.

The assumed discount rate is used to discount future benefit obligations back to today's dollars.  For 2009 and 2008, the U.S. discount rate was based on a benefit cash flow-matching approach and represents the rate at which our benefit obligations could effectively be settled as of our measurement date, December 31.  The benefit cash flow-matching approach involves analyzing Caterpillar's projected cash flows against a high quality bond yield curve, calculated using a wide population of corporate Aa bonds available on the measurement date.  The very highest and lowest yielding bonds (top and bottom 10%) are excluded from the analysis.  For 2007, we used the Moody's Aa bond yield as of our measurement date, November 30, and validated the discount rate using the benefit cash flow-matching approach.  A similar change was made in determining the assumed discount rate for our most significant non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense.

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1% for 2009, 2008 and 2007.  A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. To calculate the 2009 benefit expense, we assumed an increase of 7.4% for 2009.  We expect an increase of 7.0% during 2010.  The 2009 and 2010 rates are assumed to decrease gradually to the ultimate health care trend rate of 5.0% in 2016. This rate represents 3.0% general inflation plus 2.0% additional health care inflation.

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

Beginning in June 2009, we began funding our employer matching contribution for certain U.S. defined contribution plans in Caterpillar stock, held as treasury stock. In 2009, we made $68 million (1.4 million shares) of matching contributions in Caterpillar stock.

Total company costs related to U.S. and non-U.S. defined contribution plans were as follows:

	(Millions of dollars)	2009	2008	2007
	U.S. plans	$206	$107	$172
	Non-U.S. plans	29	34	30
		$235	$141	$202

H.	Summary of long-term liability:
		December 31,
	(Millions of dollars)	2009	2008	2007
	Pensions:
	U.S. pensions	$3,018	$4,734	$688
	Non-U.S. pensions	749	1,042	236
	Total pensions	3,767	5,776	924
	Postretirement benefits other than pensions	3,361	3,946	3,820
	Other postemployment benefits	63	73	72
	Defined contribution	229	180	243
		$7,420	$9,975	$5,059

15.	Short-term borrowings

	December 31,
(Millions of dollars)	2009	2008	2007
Machinery and Engines:
Notes payable to banks1	$260	$668	$187
Commercial paper	173	964	—
	433	1,632	187
Financial Products:
Notes payable to banks	793	817	550
Commercial paper	2,162	4,217	4,032
Demand notes	695	543	699
	3,650	5,577	5,281
Total short-term borrowings	$4,083	$7,209	$5,468

1	Increase due to the consolidation of Cat Japan. See Note 25 for additional details.

The weighted-average interest rates on short-term borrowings outstanding were:

	December 31,
	2009	2008	2007
Notes payable to banks	4.6%	5.5%	7.0%
Commercial paper	1.2%	2.0%	4.3%
Demand notes	2.0%	3.6%	5.1%

Please refer to Note 19 and Table IV for fair value information on short-term borrowings.

16.	Long-term debt

	December 31,
(Millions of dollars)	2009	2008	2007
Machinery and Engines:
Notes—6.550% due 2011	$251	$250	$250
Notes—5.700% due 2016	515	517	510
Debentures—7.250% due 2009	—	—	305
Debentures—9.375% due 2011	123	123	123
Debentures—7.000% due 2013	350	350	—
Debentures—7.900% due 2018	899	898	—
Debentures—9.375% due 2021	120	120	120
Debentures—8.000% due 2023	82	82	82
Debentures—6.625% due 2028	299	299	299
Debentures—7.300% due 2031	349	349	348
Debentures—5.300% due 2035 2	204	203	202
Debentures—6.050% due 2036	748	748	748
Debentures—8.250% due 2038	248	248	—
Debentures—6.950% due 2042	249	249	249
Debentures—7.375% due 2097	297	297	297
Capital lease obligations	211	293	68
Other1	707	710	38
Total Machinery and Engines	5,652	5,736	3,639
Financial Products:
Commercial paper	71	1,500	903
Medium-term notes	15,363	15,073	12,678
Deposit obligations	—	—	232
Other	761	525	377
Total Financial Products	16,195	17,098	14,190
Total long-term debt due after one year	$21,847	$22,834	$17,829

1	Increase due to the consolidation of Cat Japan. See Note 25 for additional details.
2	Debentures due in 2035 have an effective yield to maturity of 8.55%.

All outstanding notes and debentures are unsecured.  The deposit obligations have a corresponding security deposit that relates to a finance arrangement, which provides us a return. This finance arrangement requires that we commit to certain long-term obligations and provide a security deposit, which will fulfill these obligations when they become due.  In 2007, the security deposit associated with the outstanding deposit obligations for Financial Products was included in Other assets in Statement 2.  In 2008, this security deposit was included in Prepaid expenses and other current assets and the deposit obligations were included in long-term debt due within one year.  During 2009, the deposit obligation was fulfilled by the related security deposit.

On December 3, 2008, Caterpillar issued $350 million of 7.00% debentures due in 2013, $900 million of 7.90% debentures due in 2018 and $250 million of 8.25% debentures due in 2038.

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

Based on Cat Financial's medium-term note issuances subsequent to year-end, $71 million, $1,500 million and $903 million of Financial Products' commercial paper outstanding at December 31, 2009, 2008 and 2007, respectively, was classified as long-term debt due after one year. Medium-term notes are offered by prospectus and are issued through agents at fixed and floating rates. These notes have a weighted average interest rate of 4.6% with remaining maturities up to 19 years at December 31, 2009.

The aggregate amounts of maturities of long-term debt during each of the years 2010 through 2014, including amounts due within one year and classified as current, are:

	December 31,
(Millions of dollars)	2010	2011	2012	2013	2014
Machinery and Engines	$302	$701	$252	$571	$47
Financial Products	5,399	3,084	3,456	2,364	1,942
	$5,701	$3,785	$3,708	$2,935	$1,989

The above table includes $1,612 million of medium-term notes that can be called at par.

Interest paid on short-term and long-term borrowings for 2009, 2008 and 2007 was $1,411 million, $1,451 million and $1,418 million, respectively.

Please refer to Note 19 and Table IV for fair value information on long-term debt.

17.	Credit commitments

	December 31, 2009
(Millions of dollars)	Consolidated	Machinery and Engines		Financial Products
Credit lines available:
Global credit facilities	$8,363	$2,875	1	$5,488
Other external	4,726	1,187		3,539
Total credit lines available	13,089	4,062		9,027
Less: Global credit facilities supporting commercial paper	(2,233)	—		(2,233)
Less: Utilized credit	(2,414)	(367)		(2,047)
Available credit	$8,442	$3,695		$4,747

1	Includes $1.37 billion from Credit Facility 2.

We have three global credit facilities with a syndicate of banks totaling $6.99 billion (Credit Facility 1) available in the aggregate to both Caterpillar and Cat Financial to support their commercial paper programs in the event those programs become unavailable and for general liquidity purposes.  Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility 1 available to Cat Financial as of December 31, 2009 was $5.49 billion.

▪	The five-year facility of $1.62 billion expires in September 2012.
▪	The five-year facility of $2.98 billion expires in September 2011.
▪	In September 2009, we renewed the 364-day facility. The amount was increased from $2.25 billion to $2.39 billion and expires in September 2010.

We also have a 364-day revolving credit facility (Credit Facility 2) with a syndicate of banks totaling $1.37 billion, which expires in March 2010 and is jointly available to both Caterpillar and Cat Financial.

Consolidated credit lines with banks as of December 31, 2009 total $4.73 billion. These credit lines, which are eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial generally guarantees subsidiary borrowings under these lines.

During 2009, certain of the covenants applicable to Caterpillar or Cat Financial under Credit Facility 1 and Credit Facility 2 (the Credit Facilities) were revised.  The revisions, among other things, modified the consolidated net worth definition for Caterpillar's covenant to exclude pension and other post-retirement benefits as a part of Accumulated other comprehensive income (loss).  In addition, Cat Financial's interest coverage ratio covenant was modified to exclude the impact of interest rate derivatives and to calculate the ratio over a rolling four-quarter period.

At December 31, 2009, Caterpillar's consolidated net worth was $13.26 billion, which was above the $9.00 billion required under the Credit Facilities.  The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other post-retirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2009, Cat Financial's interest coverage ratio was 1.26 to 1.  This is above the 1.15 to 1 minimum ratio of (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended.

In addition, at December 31, 2009, Cat Financial's leverage ratio was 6.79 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31 required by the Credit Facilities.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facilities in the future (and are unable to obtain a consent or waiver), the bank group may terminate the commitments allocated to the parties.  Additionally, in such event, certain of Cat Financial's other lenders under other loan agreements where such financial covenants are applicable, may, at their election, choose to pursue remedies under such loan agreements, including accelerating outstanding borrowings.  At December 31, 2009, there were no borrowings under the Credit Facilities.

18.	Profit per share
	Computations of profit per share:

	(Dollars in millions except per share data)	2009	2008	2007
	Profit for the period (A) 1	$895	$3,557	$3,541
	Determination of shares (in millions):
	Weighted average number of common shares outstanding (B)	615.2	610.5	638.2
	Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	10.8	17.4	21.3
	Average common shares outstanding for fully diluted computation (C)	626.0	627.9	659.5
	Profit per share of common stock:
	Assuming no dilution (A/B)	$1.45	$5.83	$5.55
	Assuming full dilution (A/C)	$1.43	$5.66	$5.37
	Shares outstanding as of December 31 (in millions)	624.7	601.5	624.0

1	Profit attributable to common stockholders.

SARs and stock options to purchase 18,577,553, 5,468,512 and 543,971 and common shares were outstanding in 2009, 2008 and 2007, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

19.	Fair value disclosures
A.	Fair value measurements

As discussed in Note 1K, we adopted the accounting guidance on fair value measurements as of January 1, 2008.  This guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with this guidance, fair value measurements are classified under the following hierarchy:

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

When available, we use quoted market prices to determine fair value, and we classify such measurements within Level 1.  In some cases where market prices are not available, we make use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates.  These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The guidance on fair value measurements expanded the definition of fair value to include the consideration of nonperformance risk.  Nonperformance risk refers to the risk that an obligation (either by a counterparty or Caterpillar) will not be fulfilled.  For our financial assets traded in an active market (Level 1 and certain Level 2), the nonperformance risk is included in the market price.  For certain other financial assets and liabilities (Level 2 and 3), our fair value calculations have been adjusted accordingly.

Available-for-sale securities
Our available-for-sale securities, primarily at Cat Insurance, include a mix of equity and debt instruments (see Note 13 for additional information).  Fair values for our U.S. treasury bonds and equity securities are based upon valuations for identical instruments in active markets.  Fair values for other government bonds, corporate bonds and mortgage-backed debt securities are based upon models that take into consideration such market-based factors as recent sales, risk-free yield curves and prices of similarly rated bonds.

Derivative financial instruments
The fair value of interest rate swap derivatives is primarily based on models that utilize the appropriate market-based forward swap curves and zero-coupon interest rates to determine discounted cash flows.  The fair value of foreign currency and commodity forward and option contracts is based on a valuation model that discounts cash flows resulting from the differential between the contract price and the market-based forward rate.

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

Guarantees
The fair value of guarantees is based upon the premium we would require to issue the same guarantee in a stand-alone arms-length transaction with an unrelated party. If quoted or observable market prices are not available, fair value is based upon internally developed models that utilize current market-based assumptions.

Assets and liabilities measured at fair value, primarily related to Financial Products, included in Statement 2 as of December 31, 2009 and 2008 are summarized below:

(Millions of dollars)	December 31, 2009
	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$14	$—	$—	$14
Other U.S. and non-U.S. government bonds	—	65	—	65

Corporate bonds
Corporate bonds	—	475	—	475
Asset-backed securities	—	134	—	134

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	—	308	—	308
Residential mortgage-backed securities	—	51	—	51
Commercial mortgage-backed securities	—	162	—	162

Equity securities
Large capitalization value	89	—	—	89
Smaller company growth	24	—	—	24
Total available-for-sale securities	127	1,195	—	1,322

Derivative financial instruments, net	—	236	—	236
Securitized retained interests	—	—	102	102
Total Assets	$127	$1,431	$102	$1,660

Liabilities
Guarantees	$—	$—	$17	$17
Total Liabilities	$—	$—	$17	$17

(Millions of dollars)	December 31, 2008
	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities	$140	$992	$—	$1,132
Derivative financial instruments, net	—	625	—	625
Securitized retained interests	—	—	52	52
Total Assets	$140	$1,617	$52	$1,809

Liabilities
Guarantees	$—	$—	$14	$14
Total Liabilities	$—	$—	$14	$14

Below are roll-forwards of assets and liabilities measured at fair value using Level 3 inputs for the years ended December 31, 2009 and 2008.  These instruments, primarily related to Cat Financial, were valued using pricing models that, in management's judgment, reflect the assumptions a marketplace participant would use.

(Millions of dollars)	Securitized Retained Interests	Guarantees
Balance at December 31, 2007	$49	$12
Gains or losses included in earnings (realized and unrealized)	(21)	7
Changes in Accumulated other comprehensive income (loss)	(13)	—
Purchases, issuances and settlements	37	(5)
Balance at December 31, 2008	$52	$14
Gains or losses included in earnings (realized and unrealized)	(31)	—
Changes in Accumulated other comprehensive income (loss)	6	—
Purchases, issuances and settlements	75	3
Balance at December 31, 2009	$102	$17

The amount of unrealized losses on securitized retained interests recognized in earnings for the years ended December 31, 2009 and 2008 related to assets still held at December 31, 2009 and 2008 were $28 million and $23 million, respectively. These losses were reported in Revenues of Financial Products in Statement 1.  There were no unrealized losses on guarantees recognized in earnings for the years ended December 31, 2009 related to liabilities still held at December 31, 2009. The amount of unrealized losses on guarantees recognized in earnings for the year ended December 31, 2008 related to liabilities still held at December 31, 2008 were $8 million.  These losses were reported in Selling, general and administrative expenses in Statement 1.

In addition to the amounts above, we had impaired loans of $208 million and $108 million for the years ended December 31, 2009 and 2008, respectively.  A loan is considered impaired when management determines that collection of contractual amounts due is not probable.  In these cases, an allowance for loan losses is established based primarily on the fair value of associated collateral.  As the collateral's fair value is based on observable market prices and/or current appraised values, the impaired loans are classified as Level 2 measurements.

B.	Fair values of financial instruments

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair value measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments.

Cash and short-term investments
Carrying amount approximated fair value.

Finance receivables
Fair value was estimated by discounting the future cash flows using current rates, representative of receivables with similar remaining maturities.

Wholesale inventory receivables
Fair value was estimated by discounting the future cash flows using current rates, representative of receivables with similar remaining maturities.

Short-term borrowings
Carrying amount approximated fair value.

Long-term debt
Fair value for Machinery and Engines and Financial Products fixed rate debt was estimated based on quoted market prices. For Financial Products, floating rate notes and commercial paper carrying amounts approximated fair value. For deposit obligations, carrying value approximated fair value.

Please refer to the table below for the fair values of our financial instruments.

TABLE IV—Fair Values of Financial Instruments
	2009		2008		2007
(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference
Asset (liability) at December 31
Cash and short-term investments	$4,867	$4,867	$2,736	$2,736	$1,122	$1,122	Statement 2
Available-for-sale securities	1,322	1,322	1,132	1,132	1,519	1,519	Notes 13 and 20
Finance receivables—net (excluding finance leases1)	13,077	12,604	14,367	13,483	12,883	12,814	Note 8
Wholesale inventory receivables—net (excluding finance leases1)	660	628	1,232	1,154	1,066	1,036	Note 7
Short-term borrowings	(4,083)	(4,083)	(7,209)	(7,209)	(5,468)	(5,468)	Note 15
Long-term debt (including amounts due within one year)
Machinery and Engines	(5,954)	(6,674)	(6,192)	(6,290)	(3,819)	(4,118)	Note 16
Financial Products	(21,594)	(22,367)	(22,134)	(21,259)	(19,142)	(19,287)	Note 16
Foreign currency contracts—net	192	192	254	254	35	35	Notes 3 and 20
Interest rate swaps—net	34	34	371	371	57	57	Note 3
Commodity contracts—net	10	10	—	—	—	—	Note 3
Securitized retained interests	102	102	52	52	49	49	Notes 8 and 19
Guarantees	(17)	(17)	(14)	(14)	(12)	(12)	Notes 19 and 22

1	Total excluded items have a net carrying value at December 31, 2009, 2008 and 2007 of $7,780 million, $8,951 million and $8,511 million, respectively.

20.	Concentration of credit risk

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

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments, primarily included in Other assets in Statement 2, are comprised primarily of available for sale securities at Cat Insurance.

For derivative contracts, collateral is generally not required of the counterparties or of our company.  The company generally enters into International Swaps and Derivatives Association (ISDA) master netting agreements which permit the net settlement of amounts owed.  Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but for which we have not yet received cash payment. The master netting agreements reduce the amount of loss the company would incur should the counterparties fail to meet their obligations.  At December 31, 2009, 2008 and 2007, the maximum exposure to credit loss was $514 million, $1,051 million and $204 million, respectively, before the application of any master netting agreements.  Please refer to Note 19 and Table IV above for fair value information.

21.	Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $381 million, $402 million, and $362 million for 2009, 2008 and 2007, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
(Millions of dollars)
2010	2011	2012	2013	2014	Thereafter	Total
$247	$193	$152	$120	$106	$438	$1,256

22.	Guarantees and product warranty

We have provided an indemnity to a third-party insurance company for potential losses related to performance bonds issued on behalf of Caterpillar dealers.  The bonds are issued to insure governmental agencies against nonperformance by certain dealers.  We also provided guarantees to a third party related to the performance of contractual obligations by certain Caterpillar dealers. The guarantees cover potential financial losses incurred by the third party resulting from the dealers' nonperformance.

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

Cat Financial has provided a limited indemnity to a third-party bank resulting from the assignment of certain leases to that bank.  The indemnity is for the possibility that the insurers of these leases would become insolvent.  The indemnity expires December 15, 2012 and is unsecured.

No loss has been experienced or is anticipated under any of these guarantees. At December 31, 2009, 2008 and 2007, the related liability was $17 million, $14 million and $12 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees at December 31 are as follows:

(Millions of dollars)	2009	2008	2007
Caterpillar dealer guarantees	$313	$375	$638
Customer guarantees	226	136	53
Limited indemnity	20	25	30
Other guarantees	64	43	39
Total guarantees	$623	$579	$760

We provide guarantees to repurchase certain loans of Caterpillar dealers from a financial trust (Trust) that qualifies as a variable interest entity.  The purpose of the Trust is to provide short-term working capital loans to Caterpillar dealers.  This Trust issues commercial paper and uses the proceeds to fund its loan program.  We have a loan purchase agreement with the Trust that obligates us to purchase certain loans that are not paid at maturity.  We receive a fee for providing this guarantee, which provides a source of liquidity for the Trust.  At December 31, 2008, we determined that we were the primary beneficiary of the Trust as our guarantees would require us to absorb a majority of the entity's expected losses, and therefore consolidated the financial position of the Trust in the Consolidated Statement of Financial Position.  As of December 31, 2009 and 2008, the Trust's assets of $231 million and $477 million, respectively, are primarily comprised of loans to dealers and the Trust's liabilities of $231 million and $477 million, respectively are primarily comprised of commercial paper.  No loss has been experienced or is anticipated under this loan purchase agreement.  Our assets are not available to pay creditors of the Trust, except to the extent we may be obligated to perform under the guarantee, and assets of the Trust are not available to pay our creditors.

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

We do not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding.  The amount of the unused commitments and lines of credit for dealers as of December 31, 2009, 2008 and 2007 was $7,312 million, $8,918 million and $8,249 million, respectively.  The amount of the unused commitments and lines of credit for customers as of December 31, 2009, 2008 and 2007 was $2,089 million, $3,085 million and $3,001 million, respectively.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory.  Generally, historical claim rates are based on actual warranty experience for each product by machine model/engine size.  Specific rates are developed for each product build month and are updated monthly based on actual warranty claim experience.

(Millions of dollars)	2009	2008	2007
Warranty liability, January 1	$1,201	$1,045	$953
Payments	(1,032)	(1,074)	(906)
Provisions	880	1,230	998
Warranty liability, December 31	$1,049	$1,201	$1,045

The 2009 provision includes approximately $181 million for changes in estimates for pre-existing warranties due to higher than expected actual warranty claim experience.  These amounts for 2008 and 2007 were not significant.

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

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is probable we will pay remedial costs at a site and those costs can be reasonably estimated, the costs are charged against our earnings.  In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.  The amount recorded for environmental remediation is not material and is included in Accrued expenses in Statement 2.

We cannot reasonably estimate costs at sites in the very early stages of remediation.  Currently, we have a few sites in the very early stages of remediation, and there is no more than a remote chance that a material amount for remedial activities at any individual site, or at all sites in the aggregate, will be required.

We have disclosed certain individual legal proceedings in this filing.  Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues or intellectual property rights.  Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated results of operations, financial position or liquidity.

On May 14, 2007, the U.S. Environmental Protection Agency (EPA) issued a Notice of Violation to Caterpillar Inc., alleging various violations of Clean Air Act Sections 203, 206 and 207.  EPA claims that Caterpillar violated such sections by shipping engines and catalytic converter after-treatment devices separately, introducing into commerce a number of uncertified and/or misbuilt engines, and failing to timely report emissions-related defects.  Caterpillar is currently engaging in negotiations with EPA to resolve these issues, but it is too early in the process to place precise estimates on the potential exposure to penalties.  However, Caterpillar is cooperating with EPA and, based upon initial discussions, and although penalties could potentially exceed $100,000, management does not believe that this issue will have a material adverse impact on our consolidated results of operations, financial position or liquidity.

On February 8, 2009, an incident at Caterpillar's Joliet, Illinois facility resulted in the release of approximately 3,000 gallons of wastewater into the Des Plaines River.  In coordination with state and federal authorities, appropriate remediation measures have been taken.  On February 23, 2009 the Illinois Attorney General filed a Complaint in Will County Circuit Court containing seven counts of violations of state environmental laws and regulations.  Each count seeks injunctive relief, as well as statutory penalties of $50,000 per violation and $10,000 per day of violation.  In addition, on March 5, 2009 the EPA served Caterpillar with a Notice of Intent to file a Civil Administrative Action (notice), indicating the EPA's intent to seek civil penalties for violations of the Clean Water Act and Oil Pollution Act.  On January 25, 2010, the EPA issued a revised notice seeking civil penalties in the amount of $167,800, and Caterpillar is preparing a response to the revised notice.   At this time, we do not believe these proceedings will have a material adverse impact on our consolidated results of operations, financial position or liquidity.

24.	Segment information
A.
Basis for segment information
Caterpillar is organized based on a decentralized structure that has established responsibilities to continually improve business focus and increase our ability to react quickly to changes in the global business cycle, customer needs and competitors' actions. Our current structure uses a matrix organization comprised of multiple profit and cost center divisions.

In the first quarter of 2009, our organizational responsibilities were changed significantly to align the machine product, manufacturing and marketing organizations.  The new divisional structure and revised set of responsibilities are as follows:

▪
Machine business divisions are profit centers primarily responsible for product management, development, marketing, sales and product support.  Machine business divisions also have select manufacturing responsibilities.  These activities were previously included within product and component divisions, manufacturing divisions and machinery marketing divisions.  Inter-segment sales of components may also be a source of revenue for these divisions.

▪
Engine business divisions are profit centers primarily responsible for product management, development, manufacturing, marketing, sales and product support.  Inter-segment sales of engines and/or components may also be a source of revenue for these divisions.

▪
Component business divisions are profit centers primarily responsible for product management, development, manufacturing, marketing and product support for internal and external customers.  Some of these activities were previously included within product and manufacturing divisions.  Inter-segment sales of components are a source of revenue for these divisions.

▪
Service business divisions are profit centers primarily responsible for various services and service-related products to customers including financial, logistics, remanufacturing and rail services.  Inter-segment sales of services and service-related products are a source of revenue for some of these divisions.

▪
Manufacturing services divisions are cost centers primarily responsible for the manufacture of products and/or components within the geographic regions of the Americas and EAME. Previously manufacturing divisions were profit centers with inter-segment sales of components, machines and/or engines to product divisions as the primary sources of revenue.

▪
Corporate services divisions are cost centers primarily responsible for the performance of certain support functions globally (e.g., Finance, Human Resources, Information Technology, Legal and Purchasing) and to provide centralized services.

▪
Regional distribution services divisions are cost centers primarily responsible for the total portfolio of business with each dealer, the dealer relationship, dealer development and ensuring the most efficient and effective distribution of machines, engines and parts.  Previously these functions were primarily performed by machinery marketing divisions.

▪
Centers of excellence divisions are cost centers primarily responsible for Caterpillar's most critical/differentiating processes in the areas of Marketing and Product Support, Production and Product Development.  Previously these organizations were considered service divisions.

The segment information for 2008 and 2007 has been retrospectively adjusted to conform to the 2009 presentation.

Our measurement system is complex and is designed to evaluate performance and to drive continuous improvement.  We have chosen to disclose financial results by our three principal lines of business (Machinery, Engines and Financial Products) in our Management's Discussion and Analysis rather than by reportable segment based on the following:

▪	Our Machinery and Engines businesses are vertically integrated and there are a significant amount of inter-segment transactions that make information for individual segments less meaningful.
▪
A significant amount of corporate and other costs ($1,460 million, $1,333 million and $1,192 million for the years ended December 31, 2009, 2008 and 2007, respectively) are allocated to Machinery and Engines business divisions based on budgeted external and inter-segment sales.  It would be difficult to provide meaningful information by reportable segment for these costs as the allocation method does not directly reflect the benefited segment and the allocation is done in total, not by financial statement line item.  In addition, the budgeted amount is allocated to segments; any differences from budget are treated as a reconciling item between reportable segment and consolidated results.

▪
As discussed below, there are various methodology differences between our segment reporting and U.S. GAAP.  This results in numerous reconciling items between reportable segment and consolidated results.

▪
We have twenty-two operating segments, of which eleven are reportable segments.  Reporting financial information for this number of businesses, especially considering our level of vertical integration, would not be meaningful to our financial statement users.

In summary, due to Caterpillar's high level of integration and our concern that segment disclosures have limited value for our external readers, we are continuing to disclose financial results for our three principal lines of business (Machinery, Engines and Financial Products) in our Management's Discussion and Analysis beginning on page A-64.

B.	Description of segments

Profit center divisions meet the definition of "operating segments" specified in the accounting guidance on segment reporting; however, the cost center divisions do not.  Following is a brief description of our eleven reportable segments and the business activities included in all other operating segments:

Building Construction Products:  A machine business division primarily responsible for product management, development, manufacture, marketing, sales and product support of light construction machines, forestry machines and select work tools.

Cat Japan:  A business division primarily responsible for the development of small, medium and large hydraulic excavators, manufacturing of select machinery and components, marketing, sales and product support of machinery, engines and components in Japan.

Earthmoving:  A machine business division primarily responsible for product management, development, marketing, sales and product support of medium wheel loaders, medium track-type tractors, track-type loaders, motor graders and pipelayers.  Also responsible for manufacturing of select machines in Asia.

Electric Power:  An engine business division primarily responsible for product management, development, manufacture, marketing, sales and product support of reciprocating engine powered generator sets as well as integrated systems used in the electric power generation industry.

Excavation:  A machine business division primarily responsible for product management, development, marketing, sales and product support of small, medium and large excavators, wheeled excavators and articulated trucks.  Also responsible for manufacturing of select machines in Asia and articulated trucks.

Large Power Systems:  An engine business division primarily responsible for product management, development, manufacture and product support of reciprocating engines supplied to Caterpillar machinery and the electric power, petroleum, marine and industrial industries.  Also responsible for engine component manufacturing.

Logistics:  A service business division primarily responsible for logistics services for Caterpillar and other companies.

Marine & Petroleum Power:  An engine business division primarily responsible for product management, development, marketing, sales and product support of reciprocating engines supplied to the marine and petroleum industries.  Also responsible for manufacturing of certain reciprocating engines for marine, petroleum and electric power applications.

Mining: A machine business division primarily responsible for product management, development, marketing, sales and product support of large track-type tractors, large mining trucks, underground mining equipment and tunnel boring equipment.  Also responsible for manufacturing of underground mining equipment and tunnel boring equipment.

Turbines: An engine business division primarily responsible for product management, development, manufacture, marketing, sales and product support of turbines and turbine-related services.

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

All Other:  Primarily includes activities such as: the product management, development, marketing, sales and product support of large wheel loaders, quarry and construction trucks, wheel tractor scrapers, wheel dozers, compactors and select work tools.  Also responsible for manufacturing of select machines in Asia; the product management, development, manufacture, marketing, sales and product support of reciprocating engines used in industrial applications; the product management, development, manufacture, marketing, sales and product support of machinery and engine components, electronics and control systems; the product management, development, manufacture, remanufacture, maintenance and service of rail-related products and services; remanufacturing of Caterpillar engines and components and remanufacturing services for other companies; the product management, development, manufacture, marketing, sales and product support of paving products.  Results for All Other operating segments are included as reconciling items between reportable segments and consolidated external reporting.

C.	Segment measurement and reconciliations
Effective the first quarter of 2009, we made the following changes to our segment reporting methodology:

▪
Machine business divisions include actual manufacturing costs and assets from manufacturing service divisions.  Previously these costs were valued on a manufacturing fee or transfer price basis and manufacturing assets were included in manufacturing divisions.

▪
Business divisions receive actual costs and assets from corporate services divisions, regional distribution services divisions and centers of excellence.  Previously these costs were either charged to or excluded from profit center accountable profit while assets were included in service divisions.   Costs for regional distribution services divisions and Marketing and Product Support Center of Excellence are allocated to business divisions based on budgeted external and inter-segment sales.

▪	The majority of other income and expense items are excluded from segment results. Previously they had been included.
▪
Certain corporate costs are allocated and included in the business division's accountable profit at budgeted levels.  Any differences from budget are treated as reconciling items.  Previously all these costs were excluded from accountable profit.  The allocation is based on budgeted external and inter-segment sales and costs are not assigned to individual financial statement line items.

▪	Interest expense is not included in Machinery and Engines segment results. Previously interest expense was imputed (i.e., charged) to profit centers based on their level of accountable assets.
▪	Certain corporate assets are allocated and included in the business division's assets. Previously they were reconciling items between segment and consolidated reporting.

There are several methodology differences between our segment reporting and our external reporting. The following is a list of the more significant methodology differences:
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

▪
Postretirement benefits are split; service and prior service costs are included in segment results based on plan participation.  The remaining elements of net periodic benefit costs (at budget levels) are allocated to business divisions based on budgeted external and inter-segment sales (as part of the corporate cost allocation).  Any differences from budget for the remaining elements are treated as reconciling items.

▪	Interest expense is not included in Machinery and Engines segment results.
▪	Accountable profit is determined on a pretax basis.

Reconciling items are created based on accounting differences between segment reporting and our consolidated external reporting. Please refer to pages A-54 to A-58 for financial information regarding significant reconciling items.  Most of our reconciling items are self-explanatory given the above explanations.  For the reconciliation of profit (loss), we have grouped the reconciling items as follows:

▪
Corporate costs:  Certain corporate costs are allocated and included in the business division's accountable profit at budgeted levels.  Any differences are treated as reconciling items.  Previously all these costs were excluded from accountable profit.  These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

▪
Redundancy costs:  Redundancy costs include pension and other postretirement benefit plan curtailments, settlements and special termination benefits as well as employee separation charges. Most of these costs are reconciling items between accountable profit and consolidated profit before tax. Table Reconciliation of Redundancy Costs on page A-56 has been included to illustrate how segment accountable profit would have been impacted by the redundancy costs.  See Notes 14 and 27 for more information.

▪	Methodology differences: See previous discussion of significant accounting differences between segment reporting and consolidated external reporting.
▪	Timing: Timing differences in the recognition of costs between segment reporting and consolidated external reporting.

Table V – Segment Information (Millions of dollars)
Reportable Segments
	External sales and revenues	Inter-segment sales & revenues	Total sales and revenues	Depreciation and amortization	Accountable profit (loss)	Accountable assets at December 31	Capital expenditures
2009
Building Construction Products	$1,226	$23	$1,249	$36	$(275)	$747	$27
Cat Japan	1,219	873	2,092	272	(303)	2,440	109
Earthmoving	3,154	74	3,228	96	(397)	2,197	130
Electric Power	2,268	18	2,286	26	129	702	23
Excavation	2,265	54	2,319	63	(400)	1,325	69
Large Power Systems	2,227	3,073	5,300	193	49	2,703	207
Logistics	695	1,256	1,951	107	400	828	51
Marine & Petroleum Power	2,664	64	2,728	19	212	747	56
Mining	2,905	119	3,024	73	329	1,141	40
Turbines	3,490	9	3,499	60	792	734	78
Total Machinery & Engines	$22,113	$5,563	$27,676	$945	$536	$13,564	$790
Financing & Insurance Services	3,139	—	3,139	742	399	28,022	976
Total	$25,252	$5,563	$30,815	$1,687	$935	$41,586	$1,766

2008
Building Construction Products	$3,229	$57	$3,286	$35	$(99)	$878	$63
Cat Japan	345	774	1,119	55	(28)	3,165	99
Earthmoving	7,467	144	7,611	85	435	2,477	315
Electric Power	3,634	24	3,658	24	253	1,068	75
Excavation	5,918	115	6,033	54	19	1,646	132
Large Power Systems	3,220	5,469	8,689	194	582	3,055	375
Logistics	850	1,570	2,420	111	388	971	125
Marine & Petroleum Power	4,066	85	4,151	15	421	758	80
Mining	4,270	226	4,496	63	590	1,339	71
Turbines	3,413	17	3,430	55	625	943	94
Total Machinery & Engines	$36,412	$8,481	$44,893	$691	$3,186	$16,300	$1,429
Financing & Insurance Services	3,561	—	3,561	755	548	32,900	1,608
Total	$39,973	$8,481	$48,454	$1,446	$3,734	$49,200	$3,037

2007
Building Construction Products	$2,973	$53	$3,026	$37	$(128)	$946	$49
Earthmoving	6,474	124	6,598	73	694	2,034	182
Electric Power	3,129	21	3,150	23	272	1,018	34
Excavation	5,364	104	5,468	46	266	1,323	100
Large Power Systems	2,973	4,586	7,559	181	431	2,590	236
Logistics	899	1,270	2,169	96	377	912	110
Marine & Petroleum Power	2,939	62	3,001	14	132	579	36
Mining	3,294	174	3,468	29	514	1,026	57
Turbines	2,880	14	2,894	57	424	862	77
Total Machinery & Engines	$30,925	$6,408	$37,333	$556	$2,982	$11,290	$881
Financing & Insurance Services	3,372	—	3,372	673	778	30,401	1,367
Total	$34,297	$6,408	$40,705	$1,229	$3,760	$41,691	$2,248

Reconciliation of Sales and Revenues:
(Millions of dollars)	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments		Consolidated Total
2009
Total external sales and revenues from reportable segments	$22,113	$3,139	$—		$25,252
All other operating segments	7,423	—	—		7,423
Other	4	29	(312	)1	(279)
Total sales and revenues	$29,540	$3,168	$(312)		$32,396

2008
Total external sales and revenues from reportable segments	$36,412	$3,561	$—		$39,973
All other operating segments	11,682	—	—		11,682
Other	(50)	27	(308	)1	(331)
Total sales and revenues	$48,044	$3,588	$(308)		$51,324

2007
Total external sales and revenues from reportable segments	$30,925	$3,372	$—		$34,297
All other operating segments	10,915	—	—		10,915
Other	122	24	(400	)1	(254)
Total sales and revenues	$41,962	$3,396	$(400)		$44,958

1	Elimination of Financial Products revenues from Machinery and Engines.

Reconciliation of Profit Before Taxes:
(Millions of dollars)	Machinery and Engines	Financing & Insurance Services	Consolidated Total
2009
Total accountable profit from reportable segments	$536	$399	$935
All other operating segments	(44)	—	(44)
Corporate costs	136	—	136
Timing	188	—	188
Redundancy costs	(654)	(10)	(664)
Methodology differences:
Inventory/cost of sales	102	—	102
Postretirement benefit expense	38	—	38
Financing costs	(389)	—	(389)
Equity in profit of unconsolidated affiliated companies	12	—	12
Currency	256	—	256
Other methodology differences	(7)	6	(1)
Total profit before taxes	$174	$395	$569

2008
Total accountable profit from reportable segments	$3,186	$548	$3,734
All other operating segments	1,250	—	1,250
Cost centers	65	—	65
Corporate costs	(195)	—	(195)
Timing	(30)	—	(30)
Employee separation charges	(30)	—	(30)
Methodology differences:
Inventory/cost of sales	(30)	—	(30)
Postretirement benefit expense	53	—	53
Financing costs	(268)	—	(268)
Equity in profit of unconsolidated affiliated companies	(38)	1	(37)
Currency	(48)	—	(48)
Other methodology differences	32	5	37
Total profit before taxes	$3,947	$554	$4,501

(Millions of dollars)	Machinery and Engines	Financing & Insurance Services	Consolidated Total
2007
Total accountable profit from reportable segments	$2,982	$778	$3,760
All other operating segments	1,798	—	1,798
Cost centers	(4)	—	(4)
Corporate costs	(225)	—	(225)
Timing	(25)	—	(25)
Methodology differences:
Inventory/cost of sales	(44)	—	(44)
Postretirement benefit expense	62	—	62
Financing costs	(292)	—	(292)
Equity in profit of unconsolidated affiliated companies	(69)	(4)	(73)
Currency	50	—	50
Other methodology differences	(18)	1	(17)
Total profit before taxes	$4,215	$775	$4,990

Reconciliation of Redundancy costs:

As noted above, redundancy costs are a reconciling item between Accountable profit (loss) and Consolidated profit (loss) before tax.  For the year ended December 31, 2009, redundancy costs of $42 million were charged to operating segments.  Had we included the remaining amounts in the segments' results, the Accountable profit (loss) would have been as shown below:

(Millions of dollars)	Accountable profit (loss)	Redundancy costs	Accountable profit (loss) with redundancy costs
2009
Building Construction Products	$(275)	$(42)	$(317)
Cat Japan	(303)	(26)	(329)
Earthmoving	(397)	(85)	(482)
Electric Power	129	(22)	107
Excavation	(400)	(61)	(461)
Large Power Systems	49	(90)	(41)
Logistics	400	(29)	371
Marine & Petroleum Power	212	(13)	199
Mining	329	(54)	275
Turbines	792	—	792
Financing & Insurance Services	399	(10)	389
All other operating segments	(44)	(232)	(276)
Consolidated Total	$891	$(664)	$227

Reconciliation of Assets:
(Millions of dollars)	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
2009
Total accountable assets from reportable segments	$13,564	$28,022	$—	$41,586
All other operating segments	8,179	—	—	8,179
Items not included in segment assets:
Cash and short-term investments	2,239	2,628	—	4,867
Intercompany receivables	106	1,053	(1,159)	—
Investment in Financial Products	4,514	—	(4,514)	—
Deferred income taxes and prepaids	4,131	150	(460)	3,821
Goodwill, intangibles and other assets	1,364	237	—	1,601
Liabilities included in segment assets	2,270	(6)	—	2,264
Inventory methodology differences	(2,735)	—	—	(2,735)
Other	564	(109)	—	455
Total assets	$34,196	$31,975	$(6,133)	$60,038

(Millions of dollars)	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total

2008
Total accountable assets from reportable segments	$16,300	$32,900	$—	$49,200
All other operating segments	9,245	—	—	9,245
Items not included in segment assets:
Cash and short-term investments	1,517	1,219	—	2,736
Intercompany receivables	540	76	(616)	—
Investment in Financial Products	3,788	—	(3,788)	—
Deferred income taxes and prepaids	4,759	244	(474)	4,529
Goodwill, intangibles and other assets	1,224	29	—	1,253
Liabilities included in segment assets	2,967	—	—	2,967
Inventory methodology differences	(2,747)	—	—	(2,747)
Other	686	(87)	—	599
Total assets	$38,279	$34,381	$(4,878)	$67,782

2007
Total accountable assets from reportable segments	$11,290	$30,401	$—	$41,691
All other operating segments	8,612	—	—	8,612
Items not included in segment assets:
Cash and short-term investments	862	260	—	1,122
Intercompany receivables	366	113	(479)	—
Investment in Affiliates	461	—	—	461
Investment in Financial Products	3,996	—	(3,996)	—
Deferred income taxes and prepaids	2,701	138	(339)	2,500
Goodwill, intangibles and other assets	1,195	63	—	1,258
Liabilities included in segment assets	2,664	—	—	2,664
Inventory methodology differences	(2,483)	—	—	(2,483)
Other	412	(105)	—	307
Total assets	$30,076	$30,870	$(4,814)	$56,132

Reconciliation of Depreciation and amortization
(Millions of dollars)	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
2009
Total accountable depreciation and amortization from reportable segments	$945	$742	$—	$1,687
Items not included in segment depreciation and amortization:
All other operating segments	486	—	—	486
Cost centers	173	—	—	173
Other	(10)	—	—	(10)
Total depreciation and amortization	$1,594	$742	$—	$2,336

2008
Total accountable depreciation and amortization from reportable segments	$691	$755	$—	$1,446
Items not included in segment depreciation and amortization:
All other operating segments	425	—	—	425
Cost centers	168	—	—	168
Other	(59)	—	—	(59)
Total depreciation and amortization	$1,225	$755	$—	$1,980

2007
Total accountable depreciation and amortization from reportable segments	$556	$673	$—	$1,229
Items not included in segment depreciation and amortization:
All other operating segments	383	—	—	383
Cost centers	169	—	—	169
Other	(15)	31	—	16
Total depreciation and amortization	$1,093	$704	$—	$1,797

Reconciliation of Capital expenditures
(Millions of dollars)	Machinery and Engines	Financing & Insurance Services	Consolidating Adjustments	Consolidated Total
2009
Total accountable capital expenditures from reportable segments	$790	$976	$—	$1,766
Items not included in segment capital expenditures:
All other operating segments	420	—	—	420
Cost centers	119	—	—	119
Other	15	—	(4)	11
Total capital expenditures	$1,344	$976	$(4)	$2,316

2008
Total accountable capital expenditures from reportable segments	$1,429	$1,608	$—	$3,037
Items not included in segment capital expenditures:
All other operating segments	749	—	—	749
Cost centers	242	—	—	242
Other	1	4	(22)	(17)
Total capital expenditures	$2,421	$1,612	$(22)	$4,011

2007
Total accountable capital expenditures from reportable segments	$881	$1,367	$—	$2,248
Items not included in segment capital expenditures:
All other operating segments	576	—	—	576
Cost centers	221	—	—	221
Other	5	(1)	(9)	(5)
Total capital expenditures	$1,683	$1,366	$(9)	$3,040

Enterprise-wide Disclosures:

External sales and revenues from products and services:
	2009	2008	2007
Machinery	$18,148	$31,804	$28,359
Engines	11,392	16,240	13,603
Financial Products	2,856	3,280	2,996
Total consolidated	$32,396	$51,324	$44,958

Information about Geographic Areas:
				Net property, plant and equipment
	External Sales & Revenues 1			December 31,
	2009	2008	2007	2009		2008		2007
Inside United States	$10,560	$17,291	$17,091	$6,260		$6,473		$5,782
Outside United States	21,836	34,033	27,867	6,126	2	6,051	2	4,215	2
Total	$32,396	$51,324	$44,958	$12,386		$12,524		$9,997

1	Sales of machinery and engines are based on dealer or customer location. Revenues from services provided are based on where service is rendered.
2
Amount includes $1,432 million, $1,533 million and $61 million of net property, plant and equipment located in Japan as of December 31, 2009, 2008 and 2007, respectively. Additionally, amount includes $731 million, $725 million and $709 million of net property, plant and equipment located in the United Kingdom as of December 31, 2009, 2008 and 2007, respectively.

25.	Business combinations and alliances

NC2 Joint Venture
In September 2009, we entered into a joint venture with Navistar International Corporation (Navistar), resulting in a new company, NC2 Global LLC (NC2).  NC2 will develop, manufacture, market, distribute and provide product support for heavy and medium duty trucks outside of North America, the Indian subcontinent, Myanmar (Burma) and Malaysia.  Initially, NC2 will focus its activities in Australia, Brazil, China, Russia, South Africa, and Turkey.  NC2's product line will feature both conventional and cab-over truck designs and will be sold under both the Caterpillar and International brands.

Under the joint venture operating agreement, Caterpillar and Navistar have each contributed $19 million during 2009.  In addition, each is committed to provide the joint venture with up to an additional $113 million of required funding over the following three years. Our investment in NC2, accounted for by the equity method, is included in Investments in unconsolidated affiliated companies in Statement 2.

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

The transaction was financed with available cash and commercial paper borrowings.  Net tangible assets acquired and liabilities assumed of $10 million were recorded at their fair values.  Finite-lived intangible assets acquired of $17 million related to customer relationships, intellectual property and trade names are being amortized on a straight-line basis over a weighted-average amortization period of approximately 6 years.  Goodwill of $22 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “Mining” segment in Note 24.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

Shin Caterpillar Mitsubishi Ltd. (SCM)
On August 1, 2008, SCM completed the first phase of a share redemption plan whereby SCM redeemed half of MHI's shares in SCM for $464 million.  This resulted in Caterpillar owning 67 percent of the outstanding shares of SCM and MHI owning the remaining 33 percent.  As part of the share redemption, SCM was renamed Caterpillar Japan Ltd. (Cat Japan).  Both Cat Japan and MHI have options, exercisable after five years, to require the redemption of the remaining shares owned by MHI, which if exercised, would make Caterpillar the sole owner of Cat Japan.  The share redemption plan is part of our comprehensive business strategy for expansion in the emerging markets of Asia and the Commonwealth of Independent States and will allow Cat Japan's manufacturing, design and process expertise to be fully leveraged across the global Caterpillar enterprise.

The change in Caterpillar's ownership interest from 50 percent to 67 percent was accounted for as a business combination.  The $464 million redemption price was assigned to 17 percent of Cat Japan's assets and liabilities based upon their respective fair values as of the transaction date.  The revaluation resulted in an increase in property, plant and equipment of $78 million and an increase in inventory of $8 million over the book value of these assets.  Finite-lived intangible assets of $54 million were recognized and related primarily to customer relationships, intellectual property and trade names. These intangibles are being amortized on a straight-line basis over a weighted-average amortization period of approximately 9 years.  Deferred tax liabilities of $57 million were also recognized as part of the business combination. Goodwill of $206 million, non-deductible for income tax purposes, represents the excess of the redemption price over the 17 percent of Cat Japan's net tangible and finite-lived intangible assets that were reported at their fair values.

Because Cat Japan is accounted for on a lag, we consolidated Cat Japan's August 1, 2008 financial position on September 30, 2008.  We began consolidating Cat Japan's results of operations in the fourth quarter of 2008. Including the amounts assigned as part of the business combination, the initial consolidation of Cat Japan's financial position resulted in a net increase in assets of $2,396 million (primarily property, plant and equipment of $1,279 million, inventory of $640 million, receivables of $612 million, and goodwill and intangibles of $260 million partially offset by a $528 million reduction in investment in unconsolidated affiliates) and a net increase in liabilities of $2,045 million (including $1,388 million in debt).  Cat Japan's functional currency is the Japanese yen.

The remaining 33 percent of Cat Japan owned by MHI has been reported as redeemable noncontrolling interest and classified as mezzanine equity (temporary equity) in Statement 2. On September 30, 2008, the redeemable noncontrolling interest was reported at its estimated future redemption value of $464 million with the difference between the $351 million book value of the 33 percent interest and the redemption value reported as a $113 million reduction of Profit employed in the business.  See Note 26 for information on the subsequent reporting of the redeemable noncontrolling interest.

Cat Japan is included in the “Cat Japan” segment in Note 24.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

Forestry Division of Blount International, Inc.
In November 2007, we acquired substantially all of the assets and assumed certain liabilities of Blount International's Forestry Division. The cost of the acquisition was $82 million, consisting of $79 million in cash and a net employee benefit liability incurred of $3 million.  Blount's Forestry Division manufactures, markets and supports timber harvesting and processing equipment, loaders and attachments. The acquisition supports our corporate objective to be the forestry market leader and enables us to offer the broadest product line in the industry with a full range of products and services for logging, millyard, road-building and land management.

This transaction was financed with available cash and commercial paper borrowings.  Net tangible assets acquired and liabilities assumed of $36 million were recorded at their fair values.  Finite-lived intangible assets acquired of $24 million related to customer relationships, intellectual property and trade names are being amortized on a straight-line basis over a weighted-average amortization period of approximately 9 years.  Goodwill of $22 million, deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “Building Construction Products” segment in Note 24.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

In the fourth quarter of 2009, our annual goodwill impairment test indicated the $22 million of goodwill assigned to our Forest Products reporting unit was impaired.  The implied fair value of the goodwill was determined to be zero, resulting in a goodwill impairment charge of $22 million.  See Note 12 for additional information.

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

26.	Redeemable Noncontrolling Interest – Caterpillar Japan Ltd.

On August 1, 2008, SCM completed the first phase of a share redemption plan whereby SCM redeemed half of MHI's shares in SCM.  This resulted in Caterpillar owning 67 percent of the outstanding shares of SCM and MHI owning the remaining 33 percent.  As part of the share redemption, SCM was renamed Cat Japan.  Both Cat Japan and MHI have options, exercisable after five years, to require the redemption of the remaining shares owned by MHI, which if exercised, would make Caterpillar the sole owner of Cat Japan.  See Note 25 for additional information.

The remaining 33 percent of Cat Japan owned by MHI has been reported as redeemable noncontrolling interest and classified as mezzanine equity (temporary equity) in Statement 2. The redeemable noncontrolling interest is reported at its estimated redemption value.  Any adjustment to the redemption value impacts Profit employed in the business, but does not impact Profit.  If the fair value of the redeemable noncontrolling interest falls below the redemption value, profit available to common stockholders would be reduced by the difference between the redemption value and the fair value.  This would result in lower profit in the profit per common share computation in that period.  Reductions impacting the profit per common share computation may be partially or fully reversed in subsequent periods if the fair value of the redeemable noncontrolling interest increases relative to the redemption value.  Such increases in profit per common share would be limited to cumulative prior reductions.  During 2009, the estimated redemption value decreased, resulting in adjustments to the carrying value of the redeemable noncontrolling interest. Profit employed in the business increased by $81 million due to these adjustments. There was no change to the estimated redemption value in 2008.  As of December 31, 2009 and 2008, the fair value of the redeemable noncontrolling interest remained greater than the estimated redemption value.

We estimate the fair value of the redeemable noncontrolling interest using a discounted five year forecasted cash flow with a year-five residual value.  If worldwide economic conditions deteriorate and Cat Japan's business forecast is negatively impacted, it is reasonably possible that the fair value of the redeemable noncontrolling interest may fall below the estimated redemption value in the near term.  Should this occur, profit would be reduced in the profit per common share computation by the difference between the redemption value and the fair value.  Lower long-term growth rates, reduced long-term profitability as well as changes in interest rates, costs, pricing, capital expenditures and general market conditions may reduce the fair value of the redeemable noncontrolling interest.

With the consolidation of Cat Japan's results of operations, 33 percent of Cat Japan's comprehensive income or loss is attributed to the redeemable noncontrolling interest, impacting its carrying value.  Because the redeemable noncontrolling interest must be reported at its estimated future redemption value, the impact from attributing the comprehensive income or loss is offset by adjusting the carrying value to the redemption value.  This adjustment impacts Profit employed in the business, but not Profit.  In 2009 and 2008, the carrying value had decreased by $53 million and $2 million, respectively, due to Cat Japan's comprehensive loss. This resulted in an offsetting adjustment of $53 million in 2009 and $2 million in 2008 to increase the carrying value to the redemption value and a corresponding reduction to Profit employed in the business.  As Cat Japan's functional currency is the Japanese yen, changes in exchange rates affect the reported amount of the redeemable noncontrolling interest.  At December 31, 2009 and 2008, the redeemable noncontrolling interest was $477 million and $524 million, respectively.

27.	Employee separation charges

In 2008, we recognized employee separation charges of $30 million in Other operating (income) expenses in Statement 1 related to various voluntary and involuntary separation programs.  These programs, impacting 3,085 employees worldwide, were in response to a sharp decline in sales volume due to the global recession.

In 2009, continued cost reduction efforts worldwide resulted in additional separation charges of $481 million, recognized in Other operating (income) expenses in Statement 1.  These efforts related to the following separation programs:

U.S. Voluntary Separation Program - During December 2008, we announced a voluntary separation program for certain support and management employees based in the United States.  Eligible employees had until January 12, 2009 to sign up for the program, and generally until January 31, 2009 to make a final decision.  Participating employees received severance pay based on current salary level and years of service.  During 2009, 2,182 employees accepted the program, all of which were separated from Caterpillar by the end of 2009.

Other U.S. Separation Programs – During 2009, we initiated plans to reduce U.S. based positions through a variety of programs.  These programs represent both voluntary and involuntary separation plans.  During 2009, 6,611 employees accepted or were subject to these programs.

Non-U.S. Separation Programs - During 2009, we initiated several other separation programs outside the U.S.  These programs, designed specific to the laws and regulations of the individual countries, represent voluntary and involuntary plans.  During 2009, 7,075 employees accepted or were subject to the various programs.

Our accounting for separations is dependent upon how the particular program is designed.  For voluntary programs, eligible separation costs are recognized at the time of employee acceptance.  For involuntary programs, eligible costs are recognized when management has approved the program, the affected employees have been properly identified and the costs are estimable.

The following table summarizes the 2008 and 2009 separation charges by geographic region:

	Machinery and Engines				Financial Products1
(Millions of dollars)	North America	EAME	Latin America	Asia/ Pacific		Total
2008 Separation charges	$4	$17	$9	$—	$—	$30
2008 Benefit payments and other adjustments	—	(12)	(7)	—	—	(19)
Liability balance at December 31, 2008	$4	$5	$2	$—	$—	$11

2009 Separation charges	$323	$102	$15	$31	$10	$481
2009 Benefit payments and other adjustments	(313)	(78)	(17)	(25)	(10)	(443)
Liability balance at December 31, 2009	$14	$29	$—	$6	$—	$49

1	Includes $8 million for North America and $2 million for EAME.

The remaining balances as of December 31, 2009 represent costs for employees that have either not yet separated from the Company or their full severance has not yet been paid.  The majority of these remaining costs will be paid in the first half of 2010.

The following table summarizes the number of employees that accepted or were subject to the programs:

	2009	2008
Impacted employees at beginning of period	1,505	—
Impacted employees during the period	15,868	3,085
Employee separations during the period	(16,970)	(1,580)
Impacted employees remaining at the end of period	403	1,505

The majority of the employees that accepted or were subject to the programs but were still employed as of December 31, 2009 will be separated by the end of the first quarter 2010.

In addition to the 2009 separation charges noted above, we recognized $225 million of costs associated with certain pension and other postretirement benefit plans, which were also recognized in Other operating (income) expenses in Statement 1.  See Note 14 for additional information.

The majority of the separation charges, made up primarily of cash severance payments, and pension and other postretirement benefit costs noted above were not assigned to operating segments.  They are included in the reconciliation of total accountable profit from reportable segments to total profit before taxes.  See Note 24 for additional details surrounding this reconciliation.

28.	Selected quarterly financial results (unaudited)

		2009 Quarter
	(Dollars in millions except per share data)	1st	2nd	3rd	4th
	Sales and revenues	$9,225	$7,975	$7,298	$7,898
	Less: Revenues	(715)	(721)	(715)	(705)
	Sales	8,510	7,254	6,583	7,193
	Cost of goods sold	7,027	5,752	5,255	5,852
	Gross margin	1,483	1,502	1,328	1,341
	Profit (loss) 1	$(112)	$371	$404	$232
	Profit (loss) per common share	$(0.19)	$0.61	$0.65	$0.37
	Profit (loss) per common share—diluted 2,3	$(0.19)	$0.60	$0.64	$0.36

		2008 Quarter
		1st	2nd	3rd	4th
	Sales and revenues	$11,796	$13,624	$12,981	$12,923
	Less: Revenues	(817)	(827)	(833)	(803)
	Sales	10,979	12,797	12,148	12,120
	Cost of goods sold	8,609	10,036	9,704	10,066
	Gross margin	2,370	2,761	2,444	2,054
	Profit (loss) 1	$922	$1,106	$868	$661
	Profit (loss) per common share	$1.49	$1.80	$1.43	$1.10
	Profit (loss) per common share—diluted 2	$1.45	$1.74	$1.39	$1.08

1	Profit (loss) attributable to common stockholders.
2	Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.
3	In the first quarter 2009, the assumed exercise of stock-based compensation awards was not considered because the impact would be anti-dilutive.

Five-year Financial Summary (Dollars in millions except per share data)
	2009	2008	2007	2006	2005
Years ended December 31,
Sales and revenues	$32,396	$51,324	$44,958	$41,517	$36,339
Sales	$29,540	$48,044	$41,962	$38,869	$34,006
Percent inside the United States	31%	33%	37%	46%	47%
Percent outside the United States	69%	67%	63%	54%	53%
Revenues	$2,856	$3,280	$2,996	$2,648	$2,333
Profit5, 6, 7	$895	$3,557	$3,541	$3,537	$2,854
Profit per common share1, 5, 6	$1.45	$5.83	$5.55	$5.37	$4.21
Profit per common share—diluted2, 5, 6	$1.43	$5.66	$5.37	$5.17	$4.04
Dividends declared per share of common stock	$1.680	$1.620	$1.380	$1.150	$0.955
Return on average common stockholders' equity3, 4, 6, 8	11.9%	46.8%	44.4%	45.9%	35.7%
Capital expenditures:
Property, plant and equipment	$1,348	$2,445	$1,700	$1,593	$1,201
Equipment leased to others	$968	$1,566	$1,340	$1,082	$1,214
Depreciation and amortization	$2,336	$1,980	$1,797	$1,602	$1,477
Research and development expenses	$1,421	$1,728	$1,404	$1,347	$1,084
As a percent of sales and revenues	4.4%	3.4%	3.1%	3.2%	3.0%
Wages, salaries and employee benefits	$7,416	$9,076	$8,331	$7,512	$6,928
Average number of employees	99,359	106,518	97,444	90,160	81,673
December 31,
Total assets4, 6	$60,038	$67,782	$56,132	$51,449	$47,553
Long-term debt due after one year:
Consolidated	$21,847	$22,834	$17,829	$17,680	$15,677
Machinery and Engines	$5,652	$5,736	$3,639	$3,694	$2,717
Financial Products	$16,195	$17,098	$14,190	$13,986	$12,960
Total debt:
Consolidated	$31,631	$35,535	$28,429	$27,296	$25,745
Machinery and Engines	$6,387	$7,824	$4,006	$4,277	$3,928
Financial Products	$25,244	$27,711	$24,423	$23,019	$21,817

1	Computed on weighted-average number of shares outstanding.
2	Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.
3	Represents profit divided by average stockholders' equity (beginning of year stockholders' equity plus end of year stockholders' equity divided by two).
4	As discussed in Note 1K, effective December 31, 2006 we changed the manner in which we accounted for postemployment benefits.
5	As discussed in Note 2, in 2006 we changed the manner in which we accounted for stock-based compensation.
6	As discussed in Note 1K, in 2007 we changed the manner in which we accounted for uncertain tax positions.
7	Profit attributable to common stockholders.
8	As discussed in Note 29, effective January 1, 2009, we changed the manner in which we accounted for noncontrolling interests.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We reported sales and revenues of $32.396 billion for 2009, a decrease of 37 percent from $51.324 billion in 2008.  Profit per share for 2009 was $1.43, down 75 percent from 2008.  Excluding redundancy costs of $0.75, 2009 profit was $2.18 per share.

Fourth-quarter 2009 sales and revenues were $7.898 billion, down 39 percent from the fourth quarter of 2008.  Profit per share for the quarter was $0.36, down 67 percent from the fourth quarter of 2008.  Excluding redundancy costs, profit for the fourth quarter 2009 was $0.41 per share.

While the economy in 2009 was the worst our company has experienced since the Great Depression, we are proud to report that Team Caterpillar responded in an extraordinary way.  We delivered solid profitability and cash flow and dramatically improved our balance sheet.  In addition, we had continued access to debt markets, improved our liquidity position, expanded credit facilities and made a conscious decision to hold more cash.  As a result, we maintained our dividend rate, made significant pension contributions and continued to invest in new products and selective new capacity.  Our employees, dealers and suppliers in every region of the world pulled together to achieve these results, and we thank them for their hard work and sacrifice.  As a result, we are exceptionally well positioned for continued industry leadership and growth as the global economy recovers.

Sales and revenues for 2009 decreased $18.928 billion from 2008, and profit of $895 million was down 75 percent from $3.557 billion in 2008.  The decline in profit was primarily due to significantly lower sales volume.  The impact of lower volume was partially offset by lower costs, favorable income taxes and improved price realization.

Highlights for 2009 include:

▪	Caterpillar's 37-percent decrease in sales and revenues in 2009 was the largest single-year percentage decline in sales and revenues since the 1940s.
▪	Caterpillar delivered profitability for the year at $1.43 per share, or $2.18 per share excluding redundancy costs.
▪	Manufacturing costs, selling, general and administrative (SG&A) and research and development (R&D) expenses declined nearly $2 billion from 2008, and income taxes were favorable.
▪	Price realization improved by about 3 percent from 2008.
▪	Inventory declined $2.4 billion during 2009.
▪
In 2009, dealers reduced new machine inventories $3.3 billion and new engine inventories $600 million, helping them weather a very difficult year and positioning them for growth as economic conditions improve.

▪
Caterpillar improved its debt-to-capital ratio from 57.5 percent at year-end 2008 to 47.2 percent at year-end 2009.  In addition, our consolidated cash balance increased $2.1 billion and was $4.9 billion at year-end 2009.

▪	Solid cash flow and profit enabled Caterpillar to maintain its dividend rate in 2009.
▪
Despite the impact of global economic conditions on capital markets in 2008 and 2009, Caterpillar and Cat Financial, our captive finance company, maintained access to capital—both short-term commercial paper and long-term debt.  While Cat Financial's 2009 profit declined from 2008, it was profitable in every quarter of 2009.

▪	Caterpillar and Cat Financial maintained “mid-A” credit ratings throughout 2009.
▪
During 2009, Caterpillar made approximately $1.1 billion in contributions to pension plans through a combination of cash and Caterpillar stock.  The funded status of plans was 61 percent at year-end 2008 and improved to 76 percent by year-end 2009.  Contributions of approximately $1 billion are expected in 2010.

▪	Implementation of Caterpillar's “economic trough” actions, beginning in the fourth quarter of 2008 and throughout 2009, was a significant factor in delivering positive results.

2010 OUTLOOK

We expect 2010 sales and revenues to be up 10 to 25 percent from 2009, and profit is expected to be about $2.50 per share at the midpoint of the sales and revenues range.

We continue to see signs of economic improvement, particularly in China and most developing countries.  We are also seeing signs of improvement in North America, Europe and Japan, but these economies remain weak and have not rebounded as quickly as developing countries.

We have seen a marked increase in demand for mining equipment—a result of continued strong commodity prices and growing confidence in economic recovery.  We have also seen improvement in sales of aftermarket service parts, which is usually an early indicator of growing demand for machines and engines.

In addition to increased end-user demand, our sales are expected to improve as a result of changes in dealer inventories in 2009.  Dealers reduced new machine inventories by more than $3.3 billion and new engine inventories by more than $600 million during 2009.  This means our sales in 2009 were below end-user demand by nearly $4 billion.  We expect relatively little change in dealer inventories in 2010 and as a result, our sales should be more in line with end-user demand.

We do not expect significant redundancy costs in 2010.  Excluding redundancy, the most significant positive factors driving the profit outlook are higher sales volume, lower material costs and improved factory efficiency utilizing the Caterpillar Production System (CPS) with 6 Sigma.  The most significant unfavorable factors are higher taxes and an unfavorable mix of sales.

We are encouraged by signs of improving demand.  Dealer sales to end users are up, order rates are up, dealer inventories came down in 2009, and we are seeing stronger service parts sales.  As a result, we are focused on increasing production levels in our plants and with our suppliers.  Although we expect efficiency improvements in 2010, higher production will require selective increases in employment, and we have already recalled more than 500 previously laid-off production employees.

We expect 2010 will be a better year than 2009, and we are in an excellent position to benefit from growth in the world economy.

*Glossary of terms included on pages A-87 to A-88; first occurrence of terms shown in bold italics.

2009 COMPARED WITH 2008

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2008 (at left) and 2009 (at right).  Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  The bar entitled Machinery Volume includes the impact of consolidation of Caterpillar Japan Ltd. (Cat Japan) sales.  Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and revenues for 2009 were $32.396 billion, down $18.928 billion, or 37 percent, from 2008.  Machinery sales volume was down $13.894 billion, and Engines volume declined $5.095 billion.  Price realization improved $910 million, and currency had a negative impact on sales of $425 million, primarily due to a weaker euro and British pound.  In addition, Financial Products revenues decreased $424 million.

Our integrated service businesses tend to be more stable through the business cycle than new machines and engines.  Although sales and revenues for these businesses declined by about 15 percent during 2009, this was much less than the decline in sales and revenues for the company in total.  Integrated service businesses represented about 46 percent of total company sales and revenues in 2009, up from about 34 percent in 2008.

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Asia/ Pacific	% Change	Latin America	% Change
2009
Machinery	$18,148	(43)%	$6,993	(45)%	$4,112	(55)%	$4,488	(21)%	$2,555	(38)%
Engines1	11,392	(30)%	3,652	(33)%	4,295	(32)%	2,365	(19)%	1,080	(31)%
Financial Products2	2,856	(13)%	1,714	(14)%	495	(16)%	379	5%	268	(18)%
	$32,396	(37)%	$12,359	(39)%	$8,902	(45)%	$7,232	(19)%	$3,903	(35)%
2008
Machinery	$31,804		$12,769		$9,220		$5,709		$4,106
Engines1	16,240		5,445		6,311		2,910		1,574
Financial Products2	3,280		2,001		590		361		328
	$51,324		$20,215		$16,121		$8,980		$6,008

1	Does not include internal engine transfers of $1.56 billion and $2.822 billion in 2009 and 2008, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.
2	Does not include revenues earned from Machinery and Engines of $312 million and $308 million in 2009 and 2008, respectively.

Machinery Sales

Sales were $18.148 billion, a decrease of $13.656 billion, or 43 percent, from 2008.
▪	Excluding the consolidation of Cat Japan, sales volume decreased $14.769 billion.
▪	Price realization increased $388 million.
▪	Currency decreased sales by $150 million.
▪	Geographic mix between regions (included in price realization) was $25 million unfavorable.
▪	The consolidation of Cat Japan added $875 million to sales.
▪	The severe worldwide recession caused construction spending to decline in many countries, and mining companies reduced output. As a result, end users significantly reduced purchases of equipment.
▪
Year-over-year declines in dealer-reported deliveries to end users were most severe in the second and third quarters of 2009.  By year end, month-to-month trends in dealer deliveries were improving in all regions.

▪
Dealers reacted to the decline in end-user demand by reducing reported inventories more than $3.3 billion, contributing further to lower sales volume.  Dealer inventories were well below last year in both dollars and months of supply.  Months of supply were near the historical average.

▪
Declines in sales volume were most severe in the developed economies of North America, Europe and Japan.  Most of these economies were in recession throughout 2008, and credit market pressures in late 2008 caused output to drop sharply in early 2009.

▪
When the financial crisis worsened in late 2008, economic conditions in many developing countries were better than previous recessions.  Most reacted quickly by cutting interest rates and increasing infrastructure spending.

North America – Sales decreased $5.776 billion, or 45 percent.
▪	Sales volume decreased $5.941 billion.
▪	Price realization increased $166 million.
▪	Currency decreased sales by $1 million.
▪	Severe recessions in both Canada and the United States caused the decline in sales volume. Machinery sales volume was the lowest since 1982.
▪	Economic activity in nearly all key industries dropped sharply in 2009. Deliveries of machines, as reported by dealers, were the lowest since 1992.
▪	Dealers responded to lower demand by reducing reported inventories to a 14-year low. Inventories were also well below a year earlier in months of supply.
▪
The U.S. housing industry had its worst year in decades.  Starts of 554,000 units were down 39 percent from 2008 and were the lowest since 1945.  Home prices declined 14 percent in 2009, resulting in an even larger peak-to-trough decline than occurred in the early 1930s.  Canadian housing starts declined 31 percent, and new home prices declined 2 percent.

▪
U.S. nonresidential building construction orders dropped 38 percent.  Office vacancy rates increased to more than 16 percent, and selling prices for office properties declined 24 percent.  Retail property prices fell 17 percent.  In Canada nonresidential construction permits dropped 11 percent.

▪
U.S. highway construction orders increased 5 percent, with the gain occurring in the last half of the year.  The American Recovery and Reinvestment Act provided additional funding for highways, which benefited resurfacing projects.

▪
The decline in construction activity caused U.S. quarry production to drop 16 percent, the third consecutive annual decline.  Record-low operating rates prompted producers to reduce capacity 6 percent.  Canadian producers cut production by 27 percent.

▪
Metals prices dropped sharply in late 2008, prompting mines to reduce production and curtail new investments.  Subsequent price recoveries led to some improvements later in the year, but not enough to offset a poor first half.  U.S. metal mining output declined 10 percent, and Canadian production was down 20 percent.

▪
Coal prices declined significantly, particularly in the first half of 2009.  As a result, U.S. coal production dropped 7 percent, and Canadian production was off 17 percent.  Contributing factors included reduced utility burn, higher utility stocks and a 29-percent decline in U.S. coal exports.

EAME – Sales decreased $5.108 billion, or 55 percent.
▪	Sales volume decreased $4.984 billion.
▪	Price realization increased $50 million.
▪	Currency decreased sales by $174 million.
▪	Dealers reduced reported inventories sharply, which reversed inventory increases that occurred in 2008. Inventories in months of supply fell to about half the year-earlier level.
▪
The worldwide credit crisis and recession impacted all regions, causing construction spending to weaken and commodity producers to reduce output.  As a result, dealers in all regions reported lower deliveries to end users.  Commonwealth of Independent States (CIS) dealers reported the largest decline; Africa/Middle East dealers reported the smallest decline.

▪
Europe experienced its worst postwar recession, with the economy declining an estimated 4 percent in 2009.  Industrial production declined 15 percent in the euro-zone and 11 percent in the United Kingdom.

▪
Housing construction declined in response to tight credit standards and lower home prices in many countries.  Construction permits fell 25 percent in the euro-zone and orders in the United Kingdom fell 23 percent.

▪
Lower sales volume in Africa/Middle East resulted mostly from dealer inventory reductions, recessions in Turkey and South Africa and the financial crisis in Dubai.  Industrial production dropped 10 percent in Turkey and 12 percent in South Africa.

▪
The recession caused building permits in Turkey to fall 17 percent.  South African housing permits were down 39 percent, and nonresidential permits were off 12 percent; mining production dropped 7 percent.

▪	The Organization of Petroleum Exporting Countries (OPEC) crude oil price dropped to $60 per barrel, prompting producers to cut oil production by 8 percent.
▪
Sales volume declined significantly in the CIS region due to severe recessions and financial turmoil.  Russia was one of the few countries to maintain higher average interest rates than in 2008, contributing to a 10-percent decline in its economy.

Asia/Pacific – Sales decreased $1.221 billion, or 21 percent.
▪	Excluding the consolidation of Cat Japan, sales volume declined $2.270 billion.
▪	Price realization increased $118 million.
▪	Currency increased sales by $56 million.
▪	The consolidation of Cat Japan added $875 million to 2009 sales.
▪
Dealers reported large inventory reductions, more than offsetting additions made in 2008.  Inventories in months of supply were less than half the year-earlier level and were below the historical average.

▪
Asian governments and central banks reacted aggressively to the worldwide economic downturn.  Most economies started recovering in the second quarter, which helped limit declines in end-user demand, as reported by dealers.  Dealers in China reported a slight increase in deliveries.

▪
China's recovery program included a 31-percent increase in lending and massive infrastructure spending.  The economy responded quickly and industrial production increased more than 10 percent.  Housing construction increased 16 percent, and nonresidential construction was up 30 percent.

▪	India cut interest rates sharply and, as a result, industrial production increased 6 percent. Construction increased 7 percent.
▪
A sluggish economy reduced sales volume in Australia.  Permits for housing construction declined 7 percent, but those for nonresidential construction were up 4 percent.  Mining profits declined, and expenditures for exploration dropped 26 percent.

▪
A return to deflation and a significant decline in exports further weakened the Japanese economy.  Orders for private construction fell 33 percent, and those for public construction declined 11 percent.  Machine sales volume was the lowest in at least 30 years.

Latin America – Sales decreased $1.551 billion, or 38 percent.
▪	Sales volume decreased $1.599 billion.
▪	Price realization increased $79 million.
▪	Currency decreased sales by $31 million.
▪	Dealers reduced reported inventories, more than offsetting amounts added in 2008. Inventories in months of supply were half the year-earlier level and were lower than the historical average.

▪
The worldwide recession caused exports to decline in most countries.  That, along with interest rate increases in 2008, caused lower industrial production in most countries.  Construction and mining also declined, causing dealers to report lower deliveries to end users.

▪
The sales volume decline was most severe in Mexico.  Close ties to the U.S. economy and relatively slow interest rate reductions caused industrial production to decline 8 percent and construction 7 percent.

▪
High interest rates in late 2008 caused Brazil's industrial production to drop 7 percent in 2009, with losses concentrated in the first half.  Reduced worldwide steel production caused a 22-percent decline in iron ore mining.  The decline in sales volume ended in the fourth quarter as interest rate reductions helped improve the economy.

▪
A large decline in sales volume occurred in Chile.  Interest rate increases taken in 2008 impacted the economy in 2009, causing industrial production to decline 9 percent.  Construction permits decreased 15 percent.  Higher metals prices encouraged mines to increase production late in the year so that full-year production was about the same as 2008.

Engines Sales

Sales were $11.392 billion, a decrease of $4.848 billion, or 30 percent, from 2008.
▪	Sales volume decreased $5.095 billion.
▪	Price realization increased $522 million.
▪	Currency decreased sales by $275 million.
▪	Geographic mix between regions (included in price realization) was $13 million unfavorable.
▪	Dealer-reported inventories were down, but months of supply increased, as dealer deliveries declined.

North America – Sales decreased $1.793 billion, or 33 percent.
▪	Sales volume decreased $1.987 billion.
▪	Price realization increased $196 million.
▪	Currency decreased sales by $2 million.
▪	Sales for petroleum applications decreased 20 percent primarily due to a decrease in demand for petroleum engines used for gas compression and drilling along with lower turbine sales.
▪	Sales for electric power applications decreased 25 percent due to weak economic conditions and reduced availability of credit along with lower turbine sales.
▪	Sales for industrial applications decreased 48 percent in response to substantially lower demand in construction and agricultural applications due to economic uncertainty and tight credit conditions.

EAME – Sales decreased $2.016 billion, or 32 percent.
▪	Sales volume decreased $1.959 billion.
▪	Price realization increased $197 million.
▪	Currency decreased sales by $254 million.
▪
Sales for industrial applications decreased 47 percent based on significantly lower demand in construction and agricultural applications due to weak economic conditions and reduced availability of credit.

▪
Sales for electric power applications decreased 29 percent, as the impact of weak economic conditions and reduced availability of credit was partially offset by increased turbine sales as a result of timing of large power plant projects.

▪	Sales for marine applications decreased 36 percent due to weak economic conditions.
▪	Sales for petroleum applications decreased 15 percent primarily due to a slowdown in demand for engines used in production and drilling applications along with lower sales of turbines.

Asia/Pacific – Sales decreased $545 million, or 19 percent.
▪	Sales volume decreased $632 million.
▪	Price realization increased $110 million.
▪	Currency decreased sales by $23 million.

▪	Sales for petroleum applications decreased 23 percent, as a slowdown in Chinese land-based drill activity was partially offset by an increase in sales of turbines.
▪
Sales for electric power applications decreased 15 percent, as the impact of weak economic conditions and reduced availability of credit was partially offset by increased turbine sales as a result of timing of large power plant projects.

▪	Sales for industrial applications decreased 34 percent due to significantly lower demand in construction and mining support applications.
▪	Sales for marine applications decreased 2 percent due to weak economic conditions, partially offset by a strong order backlog for workboat and general cargo vessels.

Latin America – Sales decreased $494 million, or 31 percent.
▪	Sales volume decreased $530 million.
▪	Price realization increased $32 million.
▪	Currency increased sales by $4 million.
▪	Sales for electric power applications decreased 49 percent due to worsening economic conditions and reduced availability of credit.
▪	Sales for petroleum applications decreased 17 percent due to a slowdown in demand for production power applications and lower turbine sales.

Financial Products Revenues

Revenues were $2.856 billion, a decrease of $424 million, or 13 percent, from 2008.
▪	Revenues decreased $123 million due to the impact of lower interest rates on new and existing finance receivables and $105 million due to a decrease in average earning assets.
▪
Other revenues at Cat Financial decreased $120 million.  The decrease was primarily due to a $77 million unfavorable impact from returned or repossessed equipment and the absence of a $12 million gain related to the sale of receivables in 2008.

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2008 (at left) and 2009 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.  The bar entitled Other/M&E Redundancy includes the operating profit impact of consolidating adjustments, consolidation of Cat Japan and Machinery and Engines other operating (income) expenses, which include Machinery and Engines redundancy costs.

Operating profit in 2009 was $577 million compared to an operating profit of $4.448 billion in 2008.  Lower sales volume was the primary reason for the decline.  Sales volume includes the impact of a favorable mix of products for both Machinery and Engines.  Price realization improved $910 million.

Manufacturing costs improved $646 million.  Significant inventory reduction resulted in $300 million ($0.39 per share) of LIFO inventory decrement benefits.  Excluding decrement benefits, manufacturing costs decreased $346 million.  Selling, general and administrative (SG&A) and research and development (R&D) expenses declined $1.314 billion as a result of significant cost-cutting measures.

Currency had a $376 million favorable impact on operating profit as the benefit to costs more than offset the negative impact on sales.

Redundancy costs were $706 million.  Cat Japan unfavorably impacted operating profit by $348 million.

Operating Profit (Loss) by Principal Line of Business
(Millions of dollars)	2009	2008	$ Change	% Change
Machinery1	$(1,007)	$1,803	$(2,810)	(156)%
Engines1	1,464	2,319	(855)	(37)%
Financial Products	381	579	(198)	(34)%
Consolidating Adjustments	(261)	(253)	(8)
Consolidated Operating Profit	$577	$4,448	$(3,871)	(87)%

1	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

▪
Machinery operating loss was $1.007 billion compared to an operating profit of $1.803 billion for 2008.  Sharply lower sales volume, redundancy costs and losses at Cat Japan were partially offset by lower SG&A and R&D expenses, a decline in manufacturing costs including LIFO inventory decrement benefits, improved price realization and favorable currency.

▪
Engines operating profit of $1.464 billion was down $855 million, or 37 percent, from 2008.  Lower sales volume and redundancy costs were partially offset by improved price realization, lower SG&A and R&D expenses and favorable currency.  Although total Engines operating profit declined during 2009, operating profit for turbines increased and represented about half of total Engines operating profit in 2009 compared with about one-quarter in 2008.

▪
Financial Products operating profit of $381 million was down $198 million, or 34 percent, from 2008.  The decrease was primarily attributable to a $77 million unfavorable impact from returned or repossessed equipment, a $51 million impact from decreased net yield on average earning assets, a $47 million unfavorable impact from lower average earning assets, a $33 million increase in the provision for credit losses at Cat Financial, a $20 million increase in other operating expenses and the absence of a $12 million gain related to the sale of receivables in 2008, partially offset by a $70 million decrease in SG&A expenses (excluding the provision for credit losses).

OTHER PROFIT/LOSS ITEMS

▪
Interest expense excluding Financial Products increased $115 million due to higher average debt.  As a result of the weak economic environment and uncertain capital markets, we have held more cash than usual.

▪	Other income/expense was income of $381 million compared with income of $327 million in 2008. The increase was primarily due to the favorable impact from net foreign exchange gains and losses.

▪
The provision for income taxes reflects a significantly more favorable effective tax rate than in 2008.  The improvement was driven primarily by a more favorable geographic mix of profits and losses from a tax perspective, along with tax benefits related to prior-year tax returns of $133 million and a larger percentage benefit from U.S. permanent differences and credits including the research and development tax credit.  The prior-year tax benefits primarily resulted from the U.S. settlement of tax years 1995 to 1999 and the true-up of estimated amounts used in the 2008 tax provision to the U.S. tax return as filed.  The 2008 provision for income taxes included $456 million of benefits primarily related to the repatriation of non-U.S. earnings with available foreign tax credits in excess of the U.S. tax liability on the dividend.

▪
Equity in profit/(loss) of unconsolidated affiliated companies was a loss of $12 million compared with income of $37 million in 2008.  The decrease was primarily related to the absence of equity profit in 2008 after the consolidation of Cat Japan.

▪
Profit/loss attributable to noncontrolling interests (formerly minority interest) favorably impacted profit by $96 million from 2008, primarily due to adding back 33 percent of Cat Japan's losses attributable to Mitsubishi Heavy Industries.

Supplemental Information
(Millions of dollars)	2009	2008	2007
Assets:
Machinery	$22,037	$24,607	$18,291
Engines	12,159	13,672	11,785
Financial Products	31,975	34,381	30,870
Consolidating Adjustments	(6,133)	(4,878)	(4,814)
Total	$60,038	$67,782	$56,132

Capital Expenditures:
Machinery	$810	$1,639	$1,099
Engines	534	782	584
Financial Products	976	1,612	1,366
Consolidating Adjustments	(4)	(22)	(9)
Total	$2,316	$4,011	$3,040

Depreciation and Amortization:
Machinery	$1,120	$839	$655
Engines	474	386	438
Financial Products	742	755	704
Total	$2,336	$1,980	$1,797

Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business financial data.

FOURTH QUARTER 2009 COMPARED WITH FOURTH QUARTER 2008

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between fourth quarter 2008 (at left) and fourth quarter 2009 (at right).  Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  The bar entitled Machinery Volume includes Cat Japan sales.  Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and revenues for the fourth quarter of 2009 were $7.898 billion, down $5.025 billion, or 39 percent, from the fourth quarter 2008.  Machinery sales volume was down $3.357 billion, and Engines volume declined $1.988 billion.  Price realization improved $199 million, and currency had a positive impact on sales of $219 million, primarily due to a stronger Australian dollar and euro.  In addition, Financial Products revenues decreased $98 million.

Our integrated service businesses tend to be more stable through the business cycle than new machines and engines.  Although volume declined for these businesses from the fourth quarter of 2008, it was much less than the decline in sales and revenues for the company in total.  Integrated service businesses represented about 48 percent of total company sales and revenues in the fourth quarter of 2009, up from about 32 percent in the fourth quarter of 2008.

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Asia/ Pacific	% Change	Latin America	% Change
Fourth Quarter 2009
Machinery	$4,564	(41)%	$1,557	(45)%	$962	(52)%	$1,244	(25)%	$801	(32)%
Engines1	2,629	(41)%	751	(46)%	1,013	(39)%	609	(28)%	256	(53)%
Financial Products2	705	(12)%	416	(15)%	121	(16)%	95	7%	73	(9)%
	$7,898	(39)%	$2,724	(42)%	$2,096	(45)%	$1,948	(25)%	$1,130	(37)%

Fourth Quarter 2008
Machinery	$7,675		$2,833		$2,013		$1,652		$1,177
Engines1	4,445		1,379		1,670		849		547
Financial Products2	803		490		144		89		80
	$12,923		$4,702		$3,827		$2,590		$1,804

1
Does not include internal engine transfers of $434 million and $646 million in fourth quarter 2009 and 2008, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

2	Does not include revenues earned from Machinery and Engines of $65 million and $66 million in fourth quarter 2009 and 2008, respectively.

Machinery Sales

Sales were $4.564 billion, a decrease of $3.111 billion, or 41 percent, from fourth quarter 2008.
▪	Sales volume decreased $3.357 billion.
▪	Price realization increased $83 million.
▪	Currency increased sales by $163 million.
▪	Geographic mix between regions (included in price realization) was $3 million unfavorable.
▪
Sales declined significantly from the fourth quarter of 2008 as a result of severe economic decline.  While lower than 2008, sales on a seasonally adjusted basis improved as we progressed through the quarter.

▪
Most dealers continued to reduce reported inventories in the fourth quarter of 2009.  Dealer inventories were well below last year in both dollars and months of supply.  Months of supply ended the year in line with the historical average.

▪
Developing countries responded quickly to the economic crisis with effective infrastructure spending programs and record-low interest rates.  Monthly trends in end-user demand, based on dealer reporting, showed robust improvements over the quarter, particularly in Asia and Latin America.

▪	Recoveries in the larger developing economies of Brazil, China and India progressed, and dealer deliveries were higher than a year earlier.
▪
In contrast, the developed economies of North America, Europe and Japan had longer, deeper recessions than the developing economies.  These recoveries, which started in the second or third quarter of 2009, have been more subdued.  As a result, declines in dealer deliveries from the fourth quarter of 2008 were much larger on a percentage basis than in developing economies.

North America – Sales decreased $1.276 billion, or 45 percent.
▪	Sales volume decreased $1.288 billion.
▪	Price realization increased $10 million.
▪	Currency increased sales by $2 million.
▪	Both the U.S. and Canadian economies started to recover in the third quarter of 2009, and activity in key industries stabilized or began to improve in the fourth quarter.
▪	Dealer-reported deliveries to end users improved throughout the quarter.
▪	Dealers reduced reported inventories further, taking them to the lowest level since 1995. Inventories in months of supply were well below last year.

▪
U.S. housing starts, despite a modest recovery starting in the second quarter of 2009, were 16 percent below a year earlier.  Canadian permits for home construction increased 24 percent, but starts were off 1 percent.

▪
U.S. orders for nonresidential building construction dropped 31 percent, the smallest quarterly year-over-year decline in 2009.  This sector, which normally lags the overall economy, struggled with high vacancy rates and declining commercial property prices.  Nonresidential construction permits in Canada increased almost 11 percent.

▪
U.S. contracts for highway and street construction increased 10 percent.  The U.S. government's recovery program has already committed more than $20 billion in highway funding, mostly for pavement improvements.

▪	With total construction spending still declining, U.S. nonmetals mining and quarry production fell 15 percent. Canadian miners also reduced output.
▪
Metals prices, benefiting from a recovery throughout the year, were 40 percent higher in the fourth quarter than a year earlier.  U.S. metals production improved during the quarter but was still down 7 percent compared to a year earlier.  Canadian production dropped 29 percent.

▪	U.S. coal production declined 11 percent due to lower exports, reduced utility usage and high utility stocks. In contrast, Canadian production increased 2 percent.

EAME – Sales decreased $1.051 billion, or 52 percent.
▪	Sales volume decreased $1.127 billion.
▪	Price realization increased $9 million.
▪	Currency increased sales by $67 million.
▪
The European economy has started to recover from its worst postwar recession, and higher commodity prices have begun to benefit Africa/Middle East and CIS.  As a result, year-over-year volume declines were less severe in the fourth quarter than in the prior two quarters.

▪	Dealers reduced reported inventories considerably during the quarter, taking inventories well below last year in both dollars and months of supply.
▪
Africa/Middle East accounted for more than half the sales volume decline, with inventory reductions a major contributor.  End-user demand, as reported by dealers, declined significantly in South Africa where both mining and construction were weak.  Demand also dropped sharply in the United Arab Emirates due to the Dubai financial crisis.

▪	The CIS was the next largest contributor to the volume decline as a result of severe recessions in both Russia and Ukraine. Construction declined 11 percent in Russia.
▪
The European economy recovered slowly, with both industrial production and retail sales lower than a year earlier.  Dealer reports of their deliveries indicated some improvement during the quarter; however, delivery rates remained well below a year earlier.

▪	Housing permits in the euro-zone declined, but U.K. housing orders surged 27 percent. Nonresidential construction indicators dropped in both the euro-zone and the U.K.

Asia/Pacific – Sales decreased $408 million, or 25 percent.
▪	Sales volume decreased $505 million.
▪	Price realization increased $39 million.
▪	Currency increased sales by $58 million.
▪	Cat Japan's sales, included in both the fourth quarter of 2008 and the fourth quarter of 2009, were about flat.
▪	Dealer inventories ended 2009 well below 2008 in both dollars and months of supply. Months of supply were less than half the year-earlier level and were below the historical average.
▪
Governments responded to the economic crisis by increasing infrastructure spending, and most central banks took interest rates to record lows.  Economies responded quickly and recoveries are underway.  Dealers in developing countries reported deliveries to end users slightly higher than in fourth quarter 2008.

▪	Dealer deliveries increased in China. Infrastructure spending and a 33-percent increase in bank lending benefited construction and our dealer deliveries.
▪	India's interest rate reductions led to an 11-percent increase in industrial production, and economic recovery in Indonesia increased both construction spending and mining.

▪	In Australia, approvals for new construction increased but low approvals in prior months continued to depress deliveries in the fourth quarter of 2009.
▪	The Japanese economy remained weak in the fourth quarter 2009. Private construction orders fell 22 percent; public orders fell 20 percent.

Latin America – Sales decreased $376 million, or 32 percent.
▪	Sales volume decreased $440 million.
▪	Price realization increased $28 million.
▪	Currency increased sales by $36 million.
▪	Dealer inventories were lower than a year earlier in both dollars and months of supply. Months of supply were about half the year-earlier level and below the historical average.
▪
The region is recovering from recession, with declines in both construction and mining moderating the last two quarters.  Trends in dealer-reported deliveries improved during the quarter, and the year-over-year decline in the fourth quarter was much lower than for the two prior quarters.

▪	In Brazil, record-low interest rates led to slightly higher industrial production.
▪	In Mexico, construction spending declined 7 percent. Close ties to the U.S. economy and relatively slow interest rate reductions caused a severe recession.

Engines Sales

Sales were $2.629 billion, a decrease of $1.816 billion, or 41 percent, from fourth quarter 2008.
▪	Sales volume decreased $1.988 billion.
▪	Price realization increased $116 million.
▪	Currency increased sales by $56 million.
▪	Geographic mix between regions (included in price realization) was $5 million favorable.
▪	Dealer-reported inventories were down, and months of supply increased, as dealer deliveries declined.

North America – Sales decreased $628 million, or 46 percent.
▪	Sales volume decreased $646 million.
▪	Price realization increased $17 million.
▪	Currency increased sales by $1 million.
▪	Sales for petroleum applications decreased 60 percent primarily due to a decrease in sales for petroleum engines used for gas compression and drilling as well as lower turbine sales.
▪	Sales for electric power applications decreased 44 percent due to weak economic conditions, reduced availability of credit and lower turbine sales.
▪	Sales for industrial applications decreased 47 percent based on substantially lower demand in construction and agricultural applications due to economic uncertainty and tight credit conditions.

EAME – Sales decreased $657 million, or 39 percent.

▪	Sales volume decreased $733 million.
▪	Price realization increased $52 million.
▪	Currency increased sales by $24 million.
▪
Sales for electric power applications decreased 32 percent due to weak economic conditions and reduced availability of credit combined with dealer efforts to reduce inventory, partially offset by higher turbine sales.

▪	Sales for marine applications decreased 61 percent due to weak economic conditions.
▪
Sales for industrial applications decreased 46 percent based on significantly lower demand in construction and agricultural applications due to weak economic conditions and reduced availability of credit.

▪	Sales for petroleum applications decreased 27 percent primarily due to a slowdown in demand for engines used in production applications and land-based drilling as well as lower turbine sales.

Asia/Pacific – Sales decreased $240 million, or 28 percent.
▪	Sales volume decreased $299 million.
▪	Price realization increased $40 million.
▪	Currency increased sales by $19 million.
▪	Sales for petroleum applications decreased 38 percent primarily due to a slowdown in Chinese land-based drill activity and lower turbine sales.
▪	Sales of electric power applications decreased 26 percent due to cancelled and delayed projects in China and India, partially offset by higher turbine sales.
▪	Sales for marine applications decreased 23 percent due to weak economic conditions, partially offset by a strong order backlog for workboat and general cargo vessels.

Latin America – Sales decreased $291 million, or 53 percent.
▪	Sales volume decreased $305 million.
▪	Price realization increased $2 million.
▪	Currency increased sales by $12 million.
▪	Sales of electric power applications decreased 76 percent due to weak economic conditions, reduced availability of credit and lower turbine sales.
▪	Sales for petroleum applications decreased 46 percent due to a slowdown in demand for production power applications, especially in Argentina, and lower turbine sales.

Financial Products Revenues

Revenues were $705 million, a decrease of $98 million, or 12 percent, from fourth quarter 2008.
▪	Lower average earning assets decreased revenues $49 million.
▪	Other revenues at Cat Financial decreased $25 million, primarily due to the unfavorable impact from returned or repossessed equipment.

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between fourth quarter 2008 (at left) and fourth quarter 2009 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.  The bar entitled Other/M&E Redundancy includes the operating profit impact of consolidating adjustments,  Cat Japan and Machinery and Engines other operating (income) expenses, which include Machinery and Engines redundancy costs.

Fourth-quarter 2009 operating profit was $128 million compared to operating profit of $457 million in the fourth quarter of 2008.  The sharp decline in sales volume lowered operating profit $1.575 billion.  Price realization improved $199 million.

Manufacturing costs improved $607 million, of which $70 million ($0.09 per share) was related to LIFO inventory decrement benefits.  Excluding decrement benefits, manufacturing costs improved $537 million.  Overhead, material and labor costs were favorable.  Selling, general and administrative (SG&A) and research and development (R&D) expenses declined $496 million as a result of significant cost-cutting measures.

Currency had a $140 million favorable impact on operating profit as the benefit to sales more than offset the negative impact on costs.  Cat Japan unfavorably impacted operating profit by $87 million.  Redundancy costs were $65 million in the fourth quarter of 2009.

Operating Profit (Loss) by Principal Line of Business
(Millions of dollars)	Fourth Quarter 2009	Fourth Quarter 2008	$ Change	% Change
Machinery1	$(123)	$(6)	$(117)	—
Engines1	242	438	(196)	(45)%
Financial Products	63	74	(11)	(15)%
Consolidating Adjustments	(54)	(49)	(5)
Consolidated Operating Profit	$128	$457	$(329)	(72)%

1	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

▪
Machinery operating loss was $123 million compared to an operating loss of $6 million in the fourth quarter of 2008.  Sharply lower sales volume and losses at Cat Japan were partially offset by a decrease in manufacturing costs, lower SG&A and R&D expenses, improved price realization and LIFO inventory decrement benefits.

▪
Engines operating profit of $242 million was down $196 million, or 45 percent, from the fourth quarter of 2008.  Sharply lower sales volume was partially offset by lower SG&A and R&D expenses, improved price realization and the favorable impact of currency.  Operating profit for turbines decreased primarily due to lower sales volume, but represented about 70 percent of total Engines operating profit in the fourth quarter of 2009 compared with about half in the fourth quarter 2008.

▪
Financial Products operating profit of $63 million was down $11 million, or 15 percent, from the fourth quarter of 2008.  The decrease was primarily attributable to a $23 million unfavorable impact from returned or repossessed equipment and a $21 million unfavorable impact from lower average earning assets, partially offset by a $31 million impact from increased net yield on average earning assets.

OTHER PROFIT/LOSS ITEMS

▪
Interest expense excluding Financial Products increased $17 million due to higher average debt.  As a result of the weak economic environment and uncertain capital markets, we have held more cash than usual.

▪
Other income/expense was income of $88 million compared with expense of $24 million in the fourth quarter of 2008.  The increase was primarily related to the absence of unfavorable mark-to-market adjustments on interest rate derivative contracts at Cat Financial and the impairment of investments in Cat Insurance's portfolio during the fourth quarter of 2008.  In addition, currency exchange gains and losses were favorable.

▪
The provision/benefit for income taxes for the fourth quarter of 2009 reflects a more favorable geographic mix of profits and losses from a tax perspective and a larger percentage benefit from U.S. permanent differences and credits including the research and development tax credit than the fourth quarter of 2008.  An actual (discrete period) calculation was used to report the quarterly tax provision during 2009 as the estimated range of profit before tax produced significant variability and made it difficult to reasonably estimate the annual effective tax rate.  This approach results in more volatility in the quarterly effective tax rate, particularly with the reduced overall profit levels.  The fourth quarter of 2008 included a $409 million benefit due to the repatriation of non-U.S. earnings with available foreign tax credits in excess of the U.S. tax liability on the dividend.

▪
Equity in profit/loss of unconsolidated affiliated companies was expense of $13 million compared with profit of $5 million in the fourth quarter of 2008.  The decrease is primarily related to start-up expenses from NC2 Global LLC, our joint venture with Navistar.

▪
Profit/loss attributable to noncontrolling interests (formerly minority interest) favorably impacted profit by $28 million from the fourth quarter of 2008, primarily due to losses at Cat Japan in 2009.  One-third of Cat Japan's losses are attributable to Mitsubishi Heavy Industries.

2008 COMPARED WITH 2007

SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2007 (at left) and 2008 (at right).  Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  The bar entitled Machinery Volume includes the impact of consolidation of Cat Japan sales. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and revenues for 2008 were $51.324 billion, up $6.366 billion, or 14 percent, from 2007.  Machinery sales volume was up $2.399 billion, driven by strength in developing economies. Engines sales volume increased $1.678 billion due to growth in all major industries, with particular strength in petroleum.

In addition, price realization contributed $1.352 billion, currency had a positive impact on sales of $653 million driven primarily by the stronger euro and Financial Products revenues increased 9 percent.

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	EAME	% Change	Asia/ Pacific	% Change	Latin America	% Change
2008
Machinery	$31,804	12%	$12,769	1%	$9,220	7%	$5,709	42%	$4,106	30%
Engines1	16,240	19%	5,445	7%	6,311	20%	2,910	36%	1,574	39%
Financial Products2	3,280	9%	2,001	—	590	23%	361	50%	328	21%
	$51,324	14%	$20,215	3%	$16,121	13%	$8,980	40%	$6,008	32%
2007
Machinery	$28,359		$12,596		$8,588		$4,026		$3,149
Engines1	13,603		5,092		5,245		2,136		1,130
Financial Products2	2,996		2,007		479		240		270
	$44,958		$19,695		$14,312		$6,402		$4,549

1
Does not include internal engine transfers of $2.822 billion and $2.549 billion in 2008 and 2007, respectively. Internal engine transfers are valued at prices comparable to those for unrelated parties.

2	Does not include revenues earned from Machinery and Engines of $308 million and $400 million in 2008 and 2007, respectively.

Machinery Sales
Sales of $31.804 billion increased $3.445 billion, or 12 percent, from 2007
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
▪
Another large gain in sales volume occurred in Indonesia, largely due to much higher coal prices.  Indonesia is the world's largest exporter of thermal coal, and coal supplies in Asia were very tight for most of the year.

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

OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2007 (at left) and 2008 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.  The bar entitled Other includes the operating profit impact of consolidating adjustments, consolidation of Cat Japan and Machinery and Engines other operating expenses.

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

SG&A and R&D costs were up $605 million to support significant new product programs and growth.

Currency had a $154 million unfavorable impact on operating profit as the benefit to sales was more than offset by the negative impact on costs.

Operating Profit by Principal Line of Business
(Millions of dollars)	2008	2007	$ Change	% Change
Machinery1	$1,803	$2,758	$(955)	(35)%
Engines1	2,319	1,826	493	27%
Financial Products	579	690	(111)	(16)%
Consolidating Adjustments	(253)	(353)	100
Consolidated Operating Profit	$4,448	$4,921	$(473)	(10)%

1	Caterpillar operations are highly integrated; therefore, the company uses a number of allocations to determine lines of business operating profit for Machinery and Engines.

Machinery operating profit of $1.803 billion was down $955 million, or 35 percent, from 2007.  Improved price realization and higher sales volume were more than offset by higher costs and the unfavorable impact of currency. Although machinery operating profit has declined in 2008, operating profit for the Mining segment improved primarily due to higher sales volumes and was a higher proportion of total machinery operating profit.

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

OTHER PROFIT/LOSS ITEMS

Other income/expense was income of $327 million compared with income of $357 million in 2007.  The favorable currency impacts of $79 million were more than offset by a $50 million unfavorable change in mark-to-market adjustments on interest rate derivative contracts at Cat Financial and a $37 million impairment of investments in Cat Insurance's portfolio as a result of poor market performance.  In addition, a 2008 gain of $60 million on the sale of our equity investment in ASV was partially offset by the absence of a $46 million gain on the sale of a cost-basis investment in 2007.

The provision for income taxes for 2008 reflects an annual tax rate of 31.3 percent, excluding the discrete items discussed below, compared to a 29.8-percent rate in 2007.  The increase in the tax rate excluding discrete items over 2007 is attributable to changes in our geographic mix of profits from a tax perspective.

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

On August 1, 2008, SCM redeemed one-half of Mitsubishi Heavy Industries Ltd.'s (MHI's) shares in SCM for $464 million.  Caterpillar now owns 67 percent of the renamed entity, Caterpillar Japan Ltd.  We consolidated Cat Japan's balance sheet on September 30, 2008.  We began consolidating Cat Japan's results of operations in the fourth quarter.

Employee Separation Charges
In 2008, we recognized employee separation charges of $30 million in Other operating (income) expenses related to various voluntary and involuntary separation programs.  These programs, impacting 3,085 employees worldwide, were in response to a sharp decline in sales volume due to the global recession.

In 2009, continued cost reduction efforts worldwide resulted in additional separation charges of $481 million, recognized in Other operating (income) expenses.  These efforts related to the following separation programs:

U.S. Voluntary Separation Program - During December 2008, we announced a voluntary separation program for certain support and management employees based in the United States.  Eligible employees had until January 12, 2009 to sign up for the program, and generally until January 31, 2009 to make a final decision.  Participating employees received severance pay based on current salary level and years of service.  During 2009, 2,182 employees accepted the program, all of which were separated from Caterpillar by the end of 2009.

Other U.S. Separation Programs – During 2009, we initiated plans to reduce U.S. based positions through a variety of programs.  These programs represent both voluntary and involuntary separation plans.  During 2009, 6,611 employees accepted or were subject to these programs.

Non-U.S. Separation Programs - During 2009, we initiated several other separation programs outside the U.S.  These programs, designed specific to the laws and regulations of the individual countries, represent voluntary and involuntary plans.  During 2009, 7,075 employees accepted or were subject to the various programs.

Our accounting for separations is dependent upon how the particular program is designed.  For voluntary programs, eligible separation costs are recognized at the time of employee acceptance.  For involuntary programs, eligible costs are recognized when management has approved the program, the affected employees have been properly identified and the costs are estimable.

The following table summarizes the 2008 and 2009 separation charges by geographic region:

	Machinery and Engines				Financial Products1
(Millions of dollars)	North America	EAME	Latin America	Asia/ Pacific		Total
2008 Separation charges	$4	$17	$9	$—	$—	$30
2008 Benefit payments and other adjustments	—	(12)	(7)	—	—	(19)
Liability balance at December 31, 2008	$4	$5	$2	$—	$—	$11

2009 Separation charges	$323	$102	$15	$31	$10	$481
2009 Benefit payments and other adjustments	(313)	(78)	(17)	(25)	(10)	(443)
Liability balance at December 31, 2009	$14	$29	$—	$6	$—	$49

1	Includes $8 million for North America and $2 million for EAME.

The remaining balances as of December 31, 2009 represent costs for employees that have either not yet separated from the Company or their full severance has not yet been paid.  The majority of these remaining costs will be paid in the first half of 2010.

The following table summarizes the number of employees that accepted or were subject to the programs:

	2009	2008
Impacted employees at beginning of period	1,505	—
Impacted employees during the period	15,868	3,085
Employee separations during the period	(16,970)	(1,580)
Impacted employees remaining at the end of period	403	1,505

The majority of the employees that accepted or were subject to the programs but were still employed as of December 31, 2009 will be separated by the end of the first quarter 2010.

In addition to the 2009 separation charges noted above, we recognized $225 million of costs associated with certain pension and other postretirement benefit plans, which were also recognized in Other operating (income) expenses.

The majority of the separation charges, made up primarily of cash severance payments, and pension and other postretirement benefit costs noted above were not assigned to operating segments.  They are included in the reconciliation of total accountable profit from reportable segments to total profit before taxes.

Shin Caterpillar Mitsubishi Ltd. (SCM)
On August 1, 2008, SCM completed the first phase of a share redemption plan whereby SCM redeemed half of MHI's shares in SCM for $464 million.  This resulted in Caterpillar owning 67 percent of the outstanding shares of SCM and MHI owning the remaining 33 percent.  As part of the share redemption, SCM was renamed Caterpillar Japan Ltd. (Cat Japan).  Both Cat Japan and MHI have options, exercisable after five years, to require the redemption of the remaining shares owned by MHI, which if exercised, would make Caterpillar the sole owner of Cat Japan.  The share redemption plan is part of our comprehensive business strategy for expansion in the emerging markets of Asia and the Commonwealth of Independent States and will allow Cat Japan's manufacturing, design and process expertise to be fully leveraged across the global Caterpillar enterprise.

The change in Caterpillar's ownership interest from 50 percent to 67 percent was accounted for as a business combination.  The $464 million redemption price was assigned to 17 percent of Cat Japan's assets and liabilities based upon their respective fair values as of the transaction date.  The revaluation resulted in an increase in property, plant and equipment of $78 million and an increase in inventory of $8 million over the book value of these assets.  Finite-lived intangible assets of $54 million were recognized and related primarily to customer relationships, intellectual property and trade names. These intangibles are being amortized on a straight-line basis over a weighted-average amortization period of approximately 9 years.  Deferred tax liabilities of $57 million were also recognized as part of the business combination. Goodwill of $206 million, non-deductible for income tax purposes, represents the excess of the redemption price over the 17 percent of Cat Japan's net tangible and finite-lived intangible assets that were reported at their fair values.

Because Cat Japan is accounted for on a lag, we consolidated Cat Japan's August 1, 2008 financial position on September 30, 2008.  We began consolidating Cat Japan's results of operations in the fourth quarter of 2008. Including the amounts assigned as part of the business combination, the initial consolidation of Cat Japan's financial position resulted in a net increase in assets of $2,396 million (primarily property, plant and equipment of $1,279 million, inventory of $640 million, receivables of $612 million, and goodwill and intangibles of $260 million partially offset by a $528 million reduction in investment in unconsolidated affiliates) and a net increase in liabilities of $2,045 million (including $1,388 million in debt).  Cat Japan's functional currency is the Japanese yen.

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

The redeemable noncontrolling interest will continue to be reported at its estimated redemption value.  Any adjustment to the redemption value impacts Profit employed in the business, but does not impact Profit.  If the fair value of the redeemable noncontrolling interest falls below the redemption value, profit available to common stockholders would be reduced by the difference between the redemption value and the fair value.  This would result in lower profit in the profit per common share computation in that period.  Reductions impacting the profit per common share computation may be partially or fully reversed in subsequent periods if the fair value of the redeemable noncontrolling interest increases relative to the redemption value.  Such increases in profit per common share would be limited to cumulative prior reductions.  During 2009, the estimated redemption value decreased, resulting in adjustments to the carrying value of the redeemable noncontrolling interest. Profit employed in the business increased by $81 million due to these adjustments. There was no change to the estimated redemption value in 2008.  As of December 31, 2009 and 2008, the fair value of the redeemable noncontrolling interest remained greater than the estimated redemption value.

We estimate the fair value of the redeemable noncontrolling interest using a discounted five year forecasted cash flow with a year-five residual value.  If worldwide economic conditions deteriorate and Cat Japan's business forecast is negatively impacted, it is reasonably possible that the fair value of the redeemable noncontrolling interest may fall below the estimated redemption value in the near term.  Should this occur, profit would be reduced in the profit per common share computation by the difference between the redemption value and the fair value.  Lower long-term growth rates, reduced long-term profitability as well as changes in interest rates, costs, pricing, capital expenditures and general market conditions may reduce the fair value of the redeemable noncontrolling interest.

With the consolidation of Cat Japan's results of operations, 33 percent of Cat Japan's comprehensive income or loss is attributed to the redeemable noncontrolling interest, impacting its carrying value.  Because the redeemable noncontrolling interest must be reported at its estimated future redemption value, the impact from attributing the comprehensive income or loss is offset by adjusting the carrying value to the redemption value.  This adjustment impacts Profit employed in the business, but not Profit.  In 2009 and 2008, the carrying value had decreased by $53 million and $2 million, respectively, due to Cat Japan's comprehensive loss. This resulted in an offsetting adjustment of $53 million in 2009 and $2 million in 2008 to increase the carrying value to the redemption value and a corresponding reduction to Profit employed in the business.  As Cat Japan's functional currency is the Japanese yen, changes in exchange rates affect the reported amount of the redeemable noncontrolling interest.  At December 31, 2009 and 2008, the redeemable noncontrolling interest was $477 million and $524 million, respectively.

Cat Japan is included in the Cat Japan reportable segment.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

GLOSSARY OF TERMS

1.
Caterpillar Japan Ltd. (Cat Japan) – A Caterpillar subsidiary formerly known as Shin Caterpillar Mitsubishi Ltd. (SCM).  SCM was a 50/50 joint venture between Caterpillar and Mitsubishi Heavy Industries Ltd. (MHI) until SCM redeemed one half of MHI's shares on August 1, 2008.  Caterpillar now owns 67 percent of the renamed entity.  We began consolidating Cat Japan in the fourth quarter of 2008.  Cat Japan's redundancy costs are included in total redundancy costs.

2.
Caterpillar Production System – The Caterpillar Production System is the common Order-to-Delivery process being implemented enterprise-wide to achieve our safety, quality, velocity, earnings and growth goals for 2010 and beyond.

3.	Consolidating Adjustments – Eliminations of transactions between Machinery and Engines and Financial Products.
4.
Currency – With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar.  With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar.  Currency includes the impact on sales and operating profit for the Machinery and Engines lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses.  With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

5.
Debt-to-Capital Ratio – A key measure of financial strength used by both management and our credit rating agencies.  The metric is a ratio of Machinery and Engines debt (short-term borrowings plus long-term debt) and redeemable noncontrolling interest to the sum of Machinery and Engines debt, redeemable noncontrolling interest and stockholders' equity.

6.	EAME – Geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).
7.	Earning Assets – Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.
8.
Engines – A principal line of business including the design, manufacture, marketing and sales of engines for Caterpillar machinery; electric power generation systems; locomotives; marine, petroleum, construction, industrial, agricultural and other applications and related parts. Also includes remanufacturing of Caterpillar engines and a variety of Caterpillar machinery and engine components and remanufacturing services for other companies.  Reciprocating engines meet power needs ranging from 10 to 21,800 horsepower (8 to more than 16 000 kilowatts).  Turbines range from 1,600 to 30,000 horsepower (1 200 to 22 000 kilowatts).

9.
Financial Products – A principal line of business consisting primarily of Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings, Inc. (Cat Insurance) and their respective subsidiaries.  Cat Financial provides a wide range of financing alternatives to customers and dealers for Caterpillar machinery and engines, Solar gas turbines as well as other equipment and marine vessels.  Cat Financial also extends loans to customers and dealers.  Cat Insurance provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

10.
Integrated Service Businesses – A service business or a business containing an important service component.  These businesses include, but are not limited to, aftermarket parts, Cat Financial, Cat Insurance, Cat Logistics, Cat Reman, Progress Rail, OEM Solutions and Solar Turbine Customer Services.

11.	Latin America – Geographic region including Central and South American countries and Mexico.
12.
LIFO Inventory Decrement Benefits – A significant portion of Caterpillar's inventory is valued using the last-in, first-out (LIFO) method.  With this method, the cost of inventory is comprised of "layers" at cost levels for years when inventory increases occurred.  A LIFO decrement occurs when inventory decreases, depleting layers added in earlier, generally lower cost, years.  A LIFO decrement benefit represents the impact on profit of charging cost of goods sold with prior-year cost levels rather than current period costs.

13.
Machinery – A principal line of business which includes the design, manufacture, marketing and sales of construction, mining and forestry machinery—track and wheel tractors, track and wheel loaders, pipelayers, motor graders, wheel tractor-scrapers, track and wheel excavators, backhoe loaders, log skidders, log loaders, off-highway trucks, articulated trucks, paving products, skid steer loaders, underground mining equipment, tunnel boring equipment and related parts. Also includes logistics services for other companies and the design, manufacture, remanufacture, maintenance and services of rail-related products.

14.
Machinery and Engines (M&E) – Due to the highly integrated nature of operations, it represents the aggregate total of the Machinery and Engines lines of business and includes primarily our manufacturing, marketing and parts distribution operations.

15.	Machinery and Engines Other Operating (Income) Expenses – Comprised primarily of gains/losses on disposal of long-lived assets, long-lived asset impairment charges and employee redundancy costs.
16.
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

18.
Redundancy Costs – Costs related to employment reduction including employee severance charges, pension and other postretirement benefit plan curtailments and settlements and healthcare and supplemental unemployment benefits.

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

LIQUIDITY AND CAPITAL RESOURCES

We generate significant capital resources from operating activities, which are the primary source of funding for our Machinery and Engines operations.  Funding for these businesses is also provided by commercial paper and long-term debt issuances.  Financial Products operations are funded primarily from commercial paper, term debt issuances and collections from their existing portfolio.  Throughout 2009, we continued to have access to liquidity in both our Machinery and Engines and Financial Products operations.  Despite adverse business conditions during most of 2009, we remained profitable and generated strong cash flow.  Execution of our strategic trough plans, such as reducing costs, capital expenditures and inventory levels and suspending Caterpillar stock repurchases, lowered our cash needs during 2009.  These factors allowed the company to continue to fund strategic growth initiatives, make pension contributions and maintain the dividend and our “mid-A” credit rating.  On a consolidated basis, we ended the year with $4.9 billion of cash, an increase of $2.1 billion from year-end 2008.  Our cash balances are held in numerous locations throughout the world.  Most of the amounts held outside the U.S. could be repatriated to the U.S. but generally would be subject to incremental U.S. income taxes.

Consolidated operating cash flow for 2009 was $6.34 billion, compared with $4.80 billion in 2008.   The global recession has resulted in significant changes in the components of operating cash flow from 2008 to 2009.  Operating cash flow in 2009 benefited from significant declines in both receivables and inventory.  The receivables decline was a result of lower sales in 2009 and the decrease in inventory was a result of aggressive trough actions by management and declining sales volume.  Offsetting these items was a significant decrease in accounts payable reflecting significantly lower rates of material purchases, capital expenditures and costs in 2009 compared with 2008.  In 2008, profit of consolidated and affiliated companies of $3.59 billion had a positive impact on operating cash flow while the change in working capital was unfavorable primarily due to higher inventory and receivables.  See further discussion of operating cash flow under Machinery and Engines and Financial Products.

Total debt as of December 31, 2009 was $31.63 billion, a decrease of $3.90 billion from year-end 2008.  Debt related to Machinery and Engines decreased $1.44 billion in 2009, primarily due to lower short-term borrowings.  Debt related to Financial Products decreased $2.47 billion reflecting declining portfolio balances at Cat Financial.

We have three global credit facilities with a syndicate of banks totaling $6.99 billion (Credit Facility 1) available in the aggregate to both Caterpillar and Cat Financial to support their commercial paper programs in the event those programs become unavailable and for general liquidity purposes.  Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility 1 available to Cat Financial as of December 31, 2009 was $5.49 billion.

•	The five-year facility of $1.62 billion expires in September 2012.
•	The five-year facility of $2.98 billion expires in September 2011.
•	In September 2009, we renewed the 364-day facility. The amount was increased from $2.25 billion to $2.39 billion and expires in September 2010.

We also have a 364-day revolving credit facility (Credit Facility 2) with a syndicate of banks totaling $1.37 billion, which expires in March 2010 and is jointly available to both Caterpillar and Cat Financial.

During 2009, certain of the covenants applicable to Caterpillar or Cat Financial under Credit Facility 1 and Credit Facility 2 (the Credit Facilities) were revised.  The revisions, among other things, modified the consolidated net worth definition for Caterpillar's covenant to exclude pension and other post-retirement benefits as a part of Accumulated other comprehensive income (loss).  In addition, Cat Financial's interest coverage ratio covenant was modified to exclude the impact of interest rate derivatives and to calculate the ratio over a rolling four-quarter period.

At December 31, 2009, Caterpillar's consolidated net worth was $13.26 billion, which was above the $9.00 billion required under the Credit Facilities.  The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other post-retirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2009, Cat Financial's interest coverage ratio was 1.26 to 1.  This is above the 1.15 to 1 minimum ratio of (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended.

In addition, at December 31, 2009, Cat Financial's leverage ratio was 6.79 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31 required by the Credit Facilities.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facilities in the future (and are unable to obtain a consent or waiver), the bank group may terminate the commitments allocated to the parties.  Additionally, in such event, certain of Cat Financial's other lenders under other loan agreements where such financial covenants are applicable, may, at their election, choose to pursue remedies under such loan agreements, including accelerating outstanding borrowings.  At December 31, 2009, there were no borrowings under the Credit Facilities.

Our total credit commitments as of December 31, 2009 were:

(Millions of dollars)	Consolidated	Machinery and Engines		Financial Products
Credit lines available:
Global credit facilities	$8,363	$2,875	1	$5,488
Other external	4,726	1,187		3,539
Total credit lines available	13,089	4,062		9,027
Less: Global credit facilities supporting commercial paper	(2,233)	—		(2,233)
Less: Utilized credit	(2,414)	(367)		(2,047)
Available credit	$8,442	$3,695		$4,747

1	Includes $1.37 billion from Credit Facility 2.

Other consolidated credit lines with banks as of December 31, 2009 total $4.73 billion. These credit lines, which are eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial generally guarantees subsidiary borrowings under these lines.

Uncertain economic conditions present the risk that one or more of the credit rating agencies may decrease their credit rating for Caterpillar, Cat Financial or their debt securities.  In the event that Caterpillar or Cat Financial, or any of their debt securities, experiences a credit rating downgrade it would likely result in an increase in our borrowing costs and make access to certain credit markets more difficult.

While we expect global economic conditions to improve in 2010, in the event they deteriorate from current levels or access to debt markets becomes unavailable, our Machinery and Engines operations would rely on cash flow from operations, use of existing cash balances, borrowings from Cat Financial and access to our Credit Facilities.  Our Financial Products operations would rely on cash flow from its existing portfolio, utilization of existing cash balances, access to our Credit Facilities and other credit line facilities held by Cat Financial and potential borrowings from Caterpillar.  In addition, Caterpillar maintains a support agreement with Cat Financial, which requires Caterpillar to remain the sole owner of Cat Financial and may, under certain circumstances, require Caterpillar to make payments to Cat Financial should Cat Financial fail to maintain certain financial ratios.

Machinery and Engines
Net cash provided by operating activities was $2.99 billion in 2009 compared to cash provided by operating activities of $3.57 billion in 2008.  The change was due to a significant decline in profit largely offset by favorable changes in working capital.  Current year profit of consolidated and affiliated companies was $811 million while profit of consolidated and affiliated companies was $3.57 billion a year ago.  In 2009, the significant decline in inventory and receivables more than offset a decrease in accounts payable and other working capital items resulting in a favorable impact on operating cash flow.  In 2008, the benefit from profit of consolidated and affiliated companies was offset by an increase in working capital, primarily inventory.  Net cash used for investing activities in 2009 was $680 million compared to $2.56 billion used for investing activities in 2008.  The change was primarily due to a $1.08 billion reduction in capital expenditures and higher proceeds from intercompany loans in 2009.  Net cash used for financing activities in 2009 was $1.58 billion compared with cash used for financing activities of $529 million during the same period a year ago.  During 2009, proceeds from loans with Cat Financial of $963 million were offset by payments on short and long-term borrowings and dividend payments of $1.03 billion.  During 2008, there were $1.8 billion of payments for Caterpillar stock repurchases and dividend payments of $953 million, partially offset by short and long-term debt issuances. Given the current economic conditions, we have suspended our stock repurchase program.

Our priorities for the use of cash are a strong financial position that helps protect our credit rating, capital to support growth, appropriately funded employee benefit plans, paying dividends and common stock repurchases with excess cash.

Strong financial position – A key measure of Machinery and Engines financial strength used by both management and our credit rating agencies is Machinery and Engines' debt-to-capital ratio. Debt-to-capital is defined as short-term borrowings, long-term debt due within one year, redeemable noncontrolling interest and long-term debt due after one year (debt) divided by the sum of debt (including redeemable noncontrolling interest) and stockholders' equity.  Debt also includes borrowings from Financial Products.  The debt-to-capital ratio for Machinery and Engines was 47.2 percent at December 31, 2009 compared to 57.5 percent at December 31, 2008, above our target range of 35 to 45 percent.  A $1.0 billion after-tax benefit to Accumulated other comprehensive income(loss) to recognize the change in funded status of our pension and other postretirement benefit plans during the fourth quarter decreased the debt-to-capital ratio 3 percentage points.  Profit, the company stock contribution to our pension plans (discussed below), and lower debt levels also contributed to the reduction.  In addition to the debt-to-capital ratios, certain rating agencies have increased their focus on the extent to which Caterpillar and Cat Financial have cash and cash equivalents and unused credit lines available to meet short-term debt requirements.  Caterpillar and Cat Financial have been taking this focus into account when planning for liquidity needs.  This focus has resulted in higher cash balances and corresponding increases in the net cost of funds for Caterpillar and Cat Financial.

Capital to support growth – Capital expenditures during 2009 were $1.34 billion, a decrease of $1.08 billion compared to 2008.  The expenditures were primarily used to complete in-flight projects and start only the highest priority new projects such as Tier 4 emissions, expanding our manufacturing presence in China and other strategically important investments.  We expect capital expenditures to be about $1.6 billion in 2010, an increase of nearly 20 percent from 2009.

Appropriately funded employee benefit plans – At the end of 2009, our defined benefit pension plans were 76-percent funded, up from 61 percent at the end of 2008.  We made contributions of $1.1 billion to those plans during 2009.  To provide the company with greater financial flexibility, we funded a portion of the contribution with company stock.  In May 2009, 18.2 million shares of company stock were contributed to U.S. pension plans.  This equated to a contribution of approximately $650 million.  Strong asset returns, including the appreciation of Caterpillar stock, contributed to the increase in funded status.  We expect to make approximately $1 billion in contributions during 2010.  In addition, beginning in June 2009, the company began funding the 401(k) match with company stock.  This equated to a contribution of $68 million (1.4 million shares) for the year.

Paying dividends – Dividends paid totaled $1.03 billion in 2009, representing 42 cents per share in each quarter.  2009 marks the sixteenth consecutive year our annual dividend per share has increased.  Each quarter, our Board of Directors reviews the company's dividend and determines whether to increase, maintain or decrease the dividend for the applicable quarter.  The Board evaluates the financial condition of the company and considers the economic outlook, corporate cash flow, the company's liquidity needs, and the health and stability of global credit markets to determine whether to maintain or change the quarterly dividend.

Common stock repurchases – Pursuant to the February 2007 Board-authorized stock repurchase program, which expires on December 31, 2011, $3.8 billion of the $7.5 billion authorized has been spent through December 31, 2009.  As a result of current economic conditions, we have suspended our stock repurchase program.  Basic shares outstanding as of December 31, 2009 were 625 million.

Financial Products
Financial Products operating cash flow of $1.10 billion was about the same as 2008.  Net cash provided by investing activities in 2009 was $3.37 billion, compared to a use of cash of $3.75 billion in 2008. This change is the result of lower levels of new retail financing at Cat Financial, partially offset by lower collections. Net cash used for financing activities in 2009 was $3.08 billion, compared to a source of cash of $3.62 billion in 2008, primarily due to lower funding requirements.

During the fourth quarter of 2009, overall portfolio quality continued to reflect signs of stress related to general economic conditions.  At year-end 2009, past dues were slightly lower at 5.54 percent compared with 5.79 percent at the end of the third quarter.  At year-end 2008, past dues were 3.88 percent.  We expect there will be continued pressure on past dues during the first half of 2010, with gradual improvement as the global economy improves in the second half of the year.  In 2009, Cat Financial continued its prudent portfolio management practices which include conservative underwriting, heightened collection activities and contract modifications where appropriate.  Such contract modifications may involve Cat Financial receiving credit enhancements and are done to help maximize Cat Financial results as well as help customers manage through difficult economic times.

Bad debt write-offs, net of recoveries, were $86 million for the fourth quarter of 2009, up from $65 million in the third quarter of 2009 and $60 million in the fourth quarter of 2008.  Total bad debt write-offs were $253 million in 2009 compared to $121 million in 2008.  The $132 million year-over-year increase was driven by adverse economic conditions, primarily in North America, and to a lesser extent in Europe.

Full-year 2009 losses were 1.03 percent of the average retail portfolio compared to 0.48 percent for 2008.   This result was higher in comparison to the peak of 0.69 percent reached in the most recent periods of economic weakness in 2001 and 2002.

At the end of 2009, Cat Financial's allowance for credit losses was 1.64 percent of net finance receivables, increasing from 1.44 percent on December 31, 2008.  The allowance for credit losses totaled $377 million compared with $395 million on December 31, 2008.  The allowance for credit losses reflected a $64 million decrease due to a reduction in the overall net finance receivable portfolio, partially offset by a $46 million increase associated with the higher allowance rate.

Cat Financial has been able to access ample liquidity to cover all maturing debt obligations utilizing a broad and diverse global funding program.  Cat Financial’s global funding strategy helps reduce foreign currency exchange risk by matching locally denominated funding with portfolio receivables.  For the full-year 2009, Cat Financial issued $3.4 billion in U.S. medium-term notes, $690 million in U.S. retail notes, €650 million in euro medium-term notes, C$500 million in Canadian dollar medium-term notes, ¥14.4 billion in Japanese yen medium-term notes, A$250 million in Australian dollar medium-term notes and ARS 61.8 million in Argentine peso medium-term notes.  Year-end 2009 commercial paper outstanding totaled $2.2 billion.  Proceeds from Cat Financial's 2009 debt issuance, combined with year-to-date cash receipts, covered all 2009 debt maturities and generated a cash balance of $2.5 billion at the end of the fourth quarter of 2009.  Our resulting liquidity position remains strong.  Cat Financial's 2010 long-term debt maturities are approximately $5.4 billion, of which a portion will be funded by current cash balances and projected cash receipts.  Cat Financial will remain selective and opportunistic in issuing new term debt in 2010.

To maintain an alternative funding source, Cat Financial periodically sells certain finance receivables relating to retail installment sale contracts and finance leases to special purpose entities (SPEs) as part of Cat Financial's securitization program.  The SPEs have limited purposes and generally are only permitted to purchase the finance receivables, issue asset-backed securities and make payments on the securities.  The SPEs only issue a single series of securities and generally are dissolved when those securities have been paid in full.  The SPEs, typically trusts, are considered to be qualifying special-purpose entities (QSPEs) and are not consolidated.  The QSPEs issue debt to pay for the finance receivables they acquire from Cat Financial.  The primary source for repayment of the debt is the cash flows generated from the finance receivables owned by the QSPEs.  The assets of the QSPEs are legally isolated and are not available to pay Cat Financial's creditors.  Cat Financial uses QSPEs in a manner consistent with conventional practices in the securitization industry to isolate these finance receivables, which are secured by new and used equipment, for the benefit of securitization investors.

The use of the QSPEs enables Cat Financial to access the U.S. securitization market for the sale of these types of financial assets.  The amounts of funding from securitizations reflect such factors as capital market accessibility, relative costs of funding sources and assets available for securitization.  In 2008, Cat Financial had cash proceeds from initial sales of receivables of $600 million and recognized a pre-tax gain of $12 million.  The fair value of the retained interests in all securitizations of retail finance receivables outstanding, totaling $102 million and $52 million as of December 31, 2009 and 2008, respectively, are included in Other assets.  Cat Financial's sensitivity analysis indicated that the impact of a 20 percent adverse change in individual assumptions used to calculate the fair value of all retained interests as of December 31, 2009 would be $11 million or less.

Dividends paid per common share
Quarter	2009	2008	2007
First	$.420	$.360	$.300
Second	.420	.360	.300
Third	.420	.420	.360
Fourth	.420	.420	.360
	$1.680	$1.560	$1.320

Contractual obligations
The company has committed cash outflow related to long-term debt, operating lease agreements, postretirement obligations, purchase obligations, interest on long-term debt and other long-term contractual obligations. Minimum payments for these obligations are:

(Millions of dollars)	2010	2011	2012	2013	2014	After 2014	Total
Long-term debt:
Machinery and Engines (excluding capital leases)	$174	$607	$220	$534	$39	$4,041	$5,615
Machinery and Engines-capital leases	128	94	32	37	8	40	339
Financial Products	5,399	3,084	3,456	2,364	1,942	5,349	21,594
Total long-term debt	5,701	3,785	3,708	2,935	1,989	9,430	27,548
Operating leases	247	193	152	120	106	438	1,256
Postretirement obligations1	1,100	1,270	1,480	1,410	1,390	4,330	10,980
Purchase obligations:
Accounts payable2	2,993	—	—	—	—	—	2,993
Purchase orders3	4,145	—	—	—	—	—	4,145
Other contractual obligations4	130	121	21	4	3	20	299
Total purchase obligations	7,268	121	21	4	3	20	7,437
Interest on long-term debt5	1,193	1,075	970	832	665	6,751	11,486
Other long-term obligations6	169	128	80	23	17	23	440
Total contractual obligations	$15,678	$6,572	$6,411	$5,324	$4,170	$20,992	$59,147

1	Amounts represent expected contributions to our pension and other postretirement benefit plans through 2019, offset by expected Medicare Part D subsidy receipts.
2	Amount represents invoices received and recorded as liabilities in 2009, but scheduled for payment in 2010. These represent short-term obligations made in the ordinary course of business.
3	Amount represents contractual obligations for material and services on order at December 31, 2009 but not yet delivered. These represent short-term obligations made in the ordinary course of business.
4	Amounts represent long-term commitments entered into with key suppliers for minimum purchases quantities.
5	Amounts represent estimated contractual interest payments on long-term debt, including capital lease interest payments.
6
Amounts represent contractual obligations primarily related to software license contracts, IT consulting contracts and outsourcing contracts for benefit plan administration and software system support.

We adopted the accounting guidance on uncertainty in income taxes as of January 1, 2007.  The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $761 million at December 31, 2009.  Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the table above.  We do not expect a significant tax payment related to these obligations within the next year.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. The more significant estimates include: residual values for leased assets, fair values for goodwill impairment tests, impairment of available-for-sale securities, warranty liability, stock-based compensation, reserves for product liability and insurance losses, postretirement benefits, post-sale discounts, credit losses and income taxes. We have incorporated many years of data into the determination of each of these estimates and we have not historically experienced significant adjustments. These assumptions are reviewed at least annually with the Audit Committee of the Board of Directors. Following are the methods and assumptions used in determining our estimates and an indication of the risks inherent in each.

Residual values for leased assets — The residual values for Cat Financial's leased assets, which are based upon the estimated wholesale market value of leased equipment at the time of the expiration of the lease, are based on a careful analysis of historical wholesale market sales prices, projected forward on a level trend line without consideration for inflation or possible future pricing action.  At the inception of the lease, residual values are derived from consideration of the following critical factors: market size and demand, any known significant market/product trends, total expected hours of usage, machine configuration, application, location, model changes, quantities and past re-marketing experience, third-party residual guarantees and contractual customer purchase options.  During the term of the leases, residual amounts are monitored.  If estimated market values reflect a non-temporary impairment due to economic factors, obsolescence or other adverse circumstances, the residuals are adjusted to the lower estimated values by a charge to earnings.  For equipment on operating leases, the charge is recognized through depreciation expense.  For finance leases, it is recognized through a reduction of finance revenue.

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

Goodwill is reviewed for impairment utilizing a two-step process.  The first step requires us to compare the fair value of each reporting unit to the respective carrying value, which includes goodwill.  If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired.  If the carrying value is greater than the fair value, there is an indication that an impairment may exist and the second step is required.  In step two, the implied fair value of the goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities.  If the implied fair value of goodwill is less than the carrying value of the reporting unit's goodwill, the difference is recognized as an impairment loss.

The impairment test process requires valuation of the respective reporting unit, which we primarily determine using an income approach based on a discounted five year forecasted cash flow with a year-five residual value. The residual value is computed using the constant growth method, which values the forecasted cash flows in perpetuity. The income approach is supported by a reconciliation of our calculated fair value for Caterpillar to the company's market capitalization. The assumptions about future cash flows and growth rates are based on each reporting unit's long-term forecast and are subject to review and approval by senior management. The discount rate is based on our weighted average cost of capital, which we believe approximates the rate from a market participant's perspective. The estimated fair value could be impacted by changes in market conditions, interest rates, growth rates, tax rates, costs, pricing and capital expenditures.

The 2009 annual impairment test, completed in the fourth quarter, indicated the fair value of each of our reporting units was above its respective carrying value, including goodwill, with the exception of our Forest Products reporting unit.  Because the carrying value of Forest Products exceeded its fair value, step two in the impairment test process was required.  We allocated the fair value to the unit's assets and liabilities and determined the implied fair value of the goodwill was insignificant.  Accordingly, we recognized a $22 million non-cash goodwill impairment charge for Forest Products' entire goodwill amount.  The primary factor contributing to the impairment was the historic decline in demand for purpose built forest product machines caused by the significant reduction in U.S. housing construction, lower prices for pulp, paper and wood product commodities, and reduced capital availability in the forest products industry.  The fair values for all other reporting units were well above their respective carrying values at the measurement date.  Additionally, Caterpillar's market capitalization has remained significantly above the net book value of the company.

A prolonged economic downturn resulting in lower long-term growth rates and reduced long-term profitability may reduce the fair value of our reporting units. Industry specific events or circumstances that have a negative impact to the valuation assumptions may also reduce the fair value of our reporting units.  Should such events occur and it becomes more likely than not that a reporting unit's fair value has fallen below its carrying value, we will perform an interim goodwill impairment test(s), in addition to the annual impairment test.  Future impairment tests may result in a goodwill impairment, depending on the outcome of both step one and step two of the impairment review process.  A goodwill impairment would be reported as a non-cash charge to earnings.

Impairment of available-for-sale securities — Available-for-sale securities, primarily at Cat Insurance, are reviewed at least quarterly to identify fair values below cost which may indicate that a security is impaired and should be written down to fair value.

For debt securities, once a security's fair value is below cost we utilize data gathered by investment managers, external sources and internal research to monitor the performance of the security to determine whether an other-than-temporary impairment has occurred.  These reviews, which include an analysis of whether it is more likely than not that we will be required to sell the security before its anticipated recovery, consist of both quantitative and qualitative analysis and require a degree of management judgment.  Securities in a loss position are monitored and assessed at least quarterly based on severity of loss and may be deemed other-than-temporarily impaired at any time.  Once a security's fair value has been twenty percent or more below its original cost for six consecutive months, the security will be other-than-temporarily impaired unless there are sufficient facts and circumstances supporting otherwise.

For equity securities in a loss position, determining whether the security is other-than-temporarily impaired requires an analysis of the securities' historical sector returns and volatility. This information is utilized to estimate the security's future fair value to assess whether the security has the ability to recover to its original cost over a reasonable period of time as follows:

•	Historical annualized sector returns over a two-year period are analyzed to estimate the security's fair value over the next two years.
•	The volatility factor for the security is applied to the sector historical returns to further estimate the fair value of the security over the next two years.

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

Stock-based compensation — We use a lattice-based option-pricing model to calculate the fair value of our stock options and SARs.  The calculation of the fair value of the awards using the lattice-based option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding the following:

•
Volatility is a measure of the amount by which the stock price is expected to fluctuate each year during the expected term of the award and is based on historical and current implied volatilities from traded options on Caterpillar stock. The implied volatilities from traded options are impacted by changes in market conditions.  An increase in the volatility would result in an increase in our expense.

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

The fair value of our RSUs is determined by reducing the stock price on the date of grant by the present value of the estimated dividends to be paid during the vesting period. The estimated dividends are based on Caterpillar's weighted-average dividend yields. A decrease in the dividend yield would result in an increase in our expense.

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

•
The assumed discount rate is used to discount future benefit obligations back to today's dollars.  The U.S. discount rate is based on a benefit cash flow-matching approach and represents the rate at which our benefit obligations could effectively be settled as of our measurement date, December 31.  The benefit cash flow-matching approach involves analyzing Caterpillar's projected cash flows against a high quality bond yield curve, calculated using a wide population of corporate Aa bonds available on the measurement date.  The very highest and lowest yielding bonds (top and bottom 10%) are excluded from the analysis.  Prior to 2008, we used the Moody's Aa bond yield as of our measurement date, November 30, and validated the discount rate using the benefit cash flow-matching approach.  A similar change was made to determine the assumed discount rate for our most significant non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense.

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

Post-sale discount reserve — We provide discounts to dealers through merchandising programs.  We have numerous programs that are designed to promote the sale of our products.  The most common dealer programs provide a discount when the dealer sells a product to a targeted end user.  The amount of accrued post-sale discounts was $662 million, $828 million and $669 million as of December 31, 2009, 2008 and 2007, respectively.  The reserve represents discounts that we expect to pay on previously sold units and is reviewed at least quarterly.  The reserve is adjusted if discounts paid differ from those estimated.  Historically, those adjustments have not been material.

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

The allowance for credit losses attributable to specific accounts is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value we estimate current fair value of collateral and factor in credit enhancements such as additional collateral and third-party guarantees. The allowance for credit losses attributable to the remaining accounts is a general allowance based upon the risk in the portfolio, primarily using probabilities of default and an estimate of associated losses. In addition, qualitative factors not able to be fully captured in previous analysis including industry trends, macroeconomic factors and model imprecision are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

While management believes it has exercised prudent judgment and applied reasonable assumptions, there can be no assurance that in the future, changes in economic conditions or other factors would not cause changes in the financial health of our customers. If the financial health of our customer deteriorates, the timing and level of payments received could be impacted and therefore, could result in a change to our estimated losses.

Income tax reserve — We are subject to the income tax laws of the many jurisdictions in which we operate.  These tax laws are complex, and the manner in which they apply to our facts is sometimes open to interpretation.  In establishing the provision for income taxes, we must make judgments about the application of these inherently complex tax laws.

Despite our belief that our tax return positions are consistent with applicable tax laws, we believe that taxing authorities could challenge certain positions. Settlement of any challenge can result in no change, a complete disallowance, or some partial adjustment reached through negotiations or litigation. We record tax benefits for uncertain tax positions based upon management's evaluation of the information available at the reporting date.  To be recognized in the financial statements, a tax benefit must be at least more likely than not of being sustained based on technical merits.  The benefit for positions meeting the recognition threshold is measured as the largest benefit more likely than not of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  Significant judgment is required in making these determinations and adjustments to unrecognized tax benefits may be necessary to reflect actual taxes payable upon settlement.  Adjustments related to positions impacting the effective tax rate affect the provision for income taxes.  Adjustments related to positions impacting the timing of deductions impact deferred tax assets and liabilities.

Our income tax positions and analysis are based on currently enacted tax law.  Future changes in tax law could significantly impact the provision for income taxes, the amount of taxes payable, and the deferred tax asset and liability balances.  Deferred tax assets generally represent tax benefits for tax deductions or credits available in future tax returns.  Certain estimates and assumptions are required to determine whether it is more likely than not that all or some portion of the benefit of a deferred tax asset will not be realized.  In making this assessment, management analyzes and estimates the impact of future taxable income, reversing temporary differences and available prudent and feasible tax planning strategies.  Should a change in facts or circumstances lead to a change in judgment about the ultimate realizability of a deferred tax asset, we record or adjust the related valuation allowance in the period that the change in facts and circumstances occurs, along with a corresponding increase or decrease in the provision for income taxes.

A provision for U.S. income taxes has not been recorded on undistributed profits of our non-U.S. subsidiaries that we have determined to be indefinitely reinvested outside the U.S.  If management intentions or U.S. tax law changes in the future, there may be a significant negative impact on the provision for income taxes in the period the change occurs.

EMPLOYMENT
Caterpillar's worldwide employment was 93,813 at the end of 2009, down 19,074 from a year ago.  Since late 2008, we have taken a variety of steps to bring our workforce in line with demand.  This includes full-time Caterpillar employees who have been laid off or separated and those who have taken advantage of incentive-based voluntary plans offered by the company.  In addition, we have long utilized a flexible workforce made up of part-time/temporary, contract and agency workers to better respond to shifts in demand.  These workers are not included in our full-time employment.  Since late 2008, we have reduced this flexible workforce by about 18,000.  Looking forward, we will adjust our workforce as production levels and resource requirements change.  We expect the recovery and demand for jobs to vary depending on specific regions of the world, industry and product.

Full-Time Employees at Year-End
	2009	2008	2007
Inside U.S.	43,251	53,509	50,545
Outside U.S.	50,562	59,378	50,788
Total	93,813	112,887	101,333

By Region:
North America	43,999	54,284	50,901
EAME	22,790	26,983	26,168
Latin America	10,776	14,403	13,930
Asia/Pacific	16,248	17,217	10,334
Total	93,813	112,887	101,333

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

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is probable we will pay remedial costs at a site and those costs can be reasonably estimated, the costs are charged against our earnings.  In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.  The amount recorded for environmental remediation is not material and is included in Accrued expenses in the Consolidated Statement of Financial Position.

We cannot reasonably estimate costs at sites in the very early stages of remediation.  Currently, we have a few sites in the very early stages of remediation, and there is no more than a remote chance that a material amount for remedial activities at any individual site, or at all sites in the aggregate, will be required.

We have disclosed certain individual legal proceedings in this filing.  Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues or intellectual property rights.  Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated results of operations, financial position or liquidity.

On May 14, 2007, the U.S. Environmental Protection Agency (EPA) issued a Notice of Violation to Caterpillar Inc., alleging various violations of Clean Air Act Sections 203, 206 and 207.  EPA claims that Caterpillar violated such sections by shipping engines and catalytic converter after-treatment devices separately, introducing into commerce a number of uncertified and/or misbuilt engines, and failing to timely report emissions-related defects.  Caterpillar is currently engaging in negotiations with EPA to resolve these issues, but it is too early in the process to place precise estimates on the potential exposure to penalties.  However, Caterpillar is cooperating with EPA and, based upon initial discussions, and although penalties could potentially exceed $100,000, management does not believe that this issue will have a material adverse impact on our consolidated results of operations, financial position or liquidity.

On February 8, 2009, an incident at Caterpillar's Joliet, Illinois facility resulted in the release of approximately 3,000 gallons of wastewater into the Des Plaines River.  In coordination with state and federal authorities, appropriate remediation measures have been taken.  On February 23, 2009 the Illinois Attorney General filed a Complaint in Will County Circuit Court containing seven counts of violations of state environmental laws and regulations.  Each count seeks injunctive relief, as well as statutory penalties of $50,000 per violation and $10,000 per day of violation.  In addition, on March 5, 2009 the EPA served Caterpillar with a Notice of Intent to file a Civil Administrative Action (notice), indicating the EPA's intent to seek civil penalties for violations of the Clean Water Act and Oil Pollution Act.  On January 25, 2010, the EPA issued a revised notice seeking civil penalties in the amount of $167,800, and Caterpillar is preparing a response to the revised notice.   At this time, we do not believe these proceedings will have a material adverse impact on our consolidated results of operations, financial position or liquidity.

RETIREMENT BENEFITS
In September 2006, the FASB issued guidance on employers' accounting for defined benefit pension and other postretirement plans, which requires the recognition of the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet.  Also, the measurement date – the date at which the benefit obligation and plan assets are measured – is required to be the company's fiscal year-end. We adopted the balance sheet recognition provisions at December 31, 2006, and adopted the year-end measurement date effective January 1, 2008 using the one measurement approach.  Under the one measurement approach, net periodic benefit cost for the period between any early measurement date and the end of the fiscal year that the measurement provisions are applied is allocated proportionately between amounts to be recognized as an adjustment of Profit employed in the business and net periodic benefit cost for the fiscal year.  Previously, we used a November 30th measurement date for our U.S. pension and other postretirement benefit plans and September 30th for our non-U.S. plans.  The adoption of the year-end measurement date provisions of this guidance increased January 1, 2008 assets by $8 million, increased liabilities by $24 million and reduced stockholders' equity by $16 million.  The adoption of this guidance did not impact our results of operations.

We recognized pension expense of $620 million in 2009 as compared to $200 million in 2008. The increase in expense was primarily the result of increased amortization of net actuarial losses due to significant asset losses in 2008 and lower expected return on plan assets in 2009.  In addition, 2009 pension expense included $169 million of curtailment, settlement and special termination benefit costs due to voluntary and involuntary separation programs (discussed below).  Accounting guidance on retirement benefits requires companies to discount future benefit obligations back to today's dollars using a discount rate that is based on high-quality fixed-income investments. A decrease in the discount rate increases the pension benefit obligation, while an increase in the discount rate decreases the pension benefit obligation.  This increase or decrease in the pension benefit obligation is recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as an actuarial gain or loss.  The guidance also requires companies to use an expected long-term rate of return on plan assets for computing current year pension expense.  Differences between the actual and expected asset returns are also recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as actuarial gains and losses. At the end of 2009, total actuarial losses recognized in Accumulated other comprehensive income (loss) were $6.33 billion, as compared to $7.74 billion in 2008. The majority of the actuarial losses are due to significant asset losses during 2008 in addition to losses from other demographic and economic assumptions over the past several years.  The $1.41 billion decrease from 2008 to 2009 was primarily the result of asset gains during 2009, partially offset by a decrease in the discount rate.

In 2009, we recognized other postretirement benefit expense of $277 million compared to $287 million in 2008. The decrease in expense was primarily the result of amendments to our U.S. support and management other postretirement benefit plan, partially offset by $56 million of curtailment losses due to voluntary and involuntary separation programs (both discussed below).  Actuarial losses recognized in Accumulated other comprehensive income (loss) for other postretirement benefit plans were $659 million at the end of 2009. These losses mainly reflect several years of declining discount rates and significant asset losses during 2008, partially offset by gains from lower than expected health care costs. The losses were $222 million lower at the end of 2009 as compared to 2008 due to asset gains and lower than expected health care costs during 2009, partially offset by a decrease in the discount rate.

Actuarial losses for both pensions and other postretirement benefits will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes, actual demographic experience and other factors that impact these expenses. These losses, reported in Accumulated other comprehensive income (loss), will be amortized as a component of net periodic benefit cost on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the benefit plans. At the end of 2009, the average remaining service period of active employees was 11 years for our U.S. pension plans, 11 years for our non-U.S. pension plans and 7 years for other postretirement benefit plans. We expect our amortization of net actuarial losses to increase approximately $150 million in 2010 as compared to 2009, primarily due to asset losses during 2008 and a decrease in the discount rate during 2009.  We expect our total pension and other postretirement benefits expense to increase approximately $150 million in 2010, excluding the impact of 2009 curtailment, settlement and special termination benefit costs.

During 2009, voluntary and involuntary separation programs impacted employees participating in certain U.S. and non-U.S. pension and other postretirement benefit plans.  Due to the significance of these events, certain plans were re-measured as of January 31, 2009, March 31, 2009 and December 31, 2009.  Re-measurements for U.S. separation programs resulted in curtailment losses of $127 million to pension and $55 million to other postretirement benefit plans.  Special termination benefits of $6 million were also recognized for a U.S. pension early retirement program.  Re-measurements for non-U.S. separation programs resulted in pension settlement losses of $34 million, special termination benefits of $2 million to pension and curtailment losses of $1 million to other postretirement benefit plans.

In March 2009, we amended our U.S. support and management other postretirement benefit plan.  Beginning in 2010, certain retirees age 65 and older will enroll in individual health plans that work with Medicare and will no longer participate in a Caterpillar-sponsored group health plan.  Instead, the retirees will be in individual health plans that work with Medicare, such as Medicare Advantage and Medicare Supplement plans.  In addition, Caterpillar will fund a tax-advantaged Health Reimbursement Arrangement (HRA) to assist the retirees with medical expenses.  The plan amendment required a plan re-measurement as of March 31, 2009, which resulted in a decrease in our Liability for postretirement benefits of $432 million and an increase in Accumulated other comprehensive income (loss) of $272 million after-tax.  The plan was further amended in December 2009 to define the HRA benefit that active employees will receive once they are retired and reach age 65.  The plan was re-measured at year-end and the December amendment resulted in a decrease in our Liability for postretirement benefits of $101 million and an increase in Accumulated other comprehensive income (loss) of $64 million after-tax.  These decreases will be amortized into earnings on a straight-line basis over approximately 7 years, the average remaining service period of active employees in the plan.  The March 2009 amendment reduced other postretirement benefits expense by approximately $60 million for 2009.

For our U.S. pension plans, our year-end 2009 asset allocation was 72 percent equity securities, 24 percent debt securities and 4 percent other.  The target allocation for 2010 is 70 percent equity securities, 25 percent debt securities and 5 percent real estate. The year-end 2009 asset allocation for our non-U.S. pension plans was 51 percent equity securities, 33 percent debt securities, 5 percent real estate and 11 percent other. The 2010 target allocation for our non-U.S. pension plans is 55 percent equity securities, 35 percent debt securities, 6 percent real estate and 4 percent other. Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The U.S. plans are rebalanced to plus or minus five percentage points of the target asset allocation ranges on a monthly basis. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.  The U.S. plans utilize futures contracts to offset current equity positions in order to rebalance the total portfolio to the target asset allocation.  During 2008 and 2007, approximately 5% and 10% of the U.S. pension plans' assets were rebalanced from equity to fixed income positions through the use of futures contracts. The plans do not engage in futures contracts for speculative purposes.

During 2009, we made contributions of $886 million to our U.S. defined benefit pension plans, including a voluntary contribution of 18.2 million shares ($650 million) in Caterpillar stock, held as treasury stock.  Cash contributions of $263 million were made to our non-U.S. pension plans.  We expect to make approximately $1 billion of contributions during 2010, most of which are voluntary. We have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one percentage point change in our primary actuarial assumptions on 2009 benefit costs and year-end obligations are included in the table below.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity
Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2009 pension and other postretirement benefits costs and obligations:

	2009 Benefit Cost		Year-end Benefit Obligation
(Millions of dollars)	One percentage- point increase	One percentage- point decrease	One percentage- point increase	One percentage- point decrease
Pension benefits:
Assumed discount rate	$(155)	$163	$(1,712)	$1,942
Expected rate of compensation increase	70	(67)	388	(368)
Expected long-term rate of return on plan assets	(118)	118	—	—
Other postretirement benefits:
Assumed discount rate	(25)	13	(432)	479
Expected rate of compensation increase	—	—	1	(1)
Expected long-term rate of return on plan assets	(13)	13	—	—
Assumed health care cost trend rate	34	(30)	220	(186)

Primary Actuarial Assumptions
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate	5.7%	6.1%	5.8%	4.8%	4.5%	5.3%	5.6%	6.0%	5.8%
Rate of compensation increase	4.5%	4.5%	4.5%	4.2%	3.8%	4.1%	4.4%	4.4%	4.4%

Weighted-average assumptions used to determine net cost:
Discount rate	6.3%	5.8%	5.5%	4.7%	5.3%	4.7%	6.3%	5.8%	5.5%
Expected return on plan assets	8.5%	9.0%	9.0%	6.6%	7.6%	7.7%	8.5%	9.0%	9.0%
Rate of compensation increase	4.5%	4.5%	4.0%	3.8%	4.0%	4.0%	4.4%	4.4%	4.0%

Health care cost trend rates at year-end:
Health care trend rate assumed for next year							7.0%	7.4%	7.9%
Rate that the cost trend rate gradually declines to							5.0%	5.0%	5.0%
Year that the cost trend rate reaches ultimate rate							2016	2016	2016

SENSITIVITY

Foreign Exchange Rate Sensitivity
Machinery and Engines use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years. Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Engines operations for the next 12 months and the foreign currency derivative instruments in place at year-end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2010 cash flow for our Machinery and Engines operations by approximately $240 million. Last year similar assumptions and calculations yielded a potential $378 million adverse impact on 2009 cash flow.  We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

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

The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify this competitive impact, the results would probably be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen. Our primary exposure (excluding competitive risk) is to exchange rate movements in the Australian dollar, British pound, Japanese yen and euro.

Interest Rate Sensitivity
For our Machinery and Engines operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt. A hypothetical 100 basis point adverse move (increase) in interest rates along the entire interest rate yield curve would adversely affect 2010 pretax earnings of Machinery and Engines by $13 million. Last year, similar assumptions and calculations yielded a potential $16 million adverse impact on 2009 pretax earnings. This effect is caused by the interest rate fluctuations on our short-term debt and fixed-to-floating interest rate swaps.

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

In order to properly manage sensitivity to changes in interest rates, Financial Products measures the potential impact of different interest rate assumptions on pretax earnings. All on-balance sheet positions, including derivative financial instruments, are included in the analysis. The primary assumptions included in the analysis are that there are no new fixed rate assets or liabilities, the proportion of fixed rate debt to fixed rate assets remains unchanged and the level of floating rate assets and debt remain constant. Based on the December 31, 2009 balance sheet under these assumptions, the analysis estimates the impact of a 100 basis point immediate and sustained parallel rise in interest rates to be an $8 million decrease to pretax earnings for 2009.  Last year, similar assumptions and calculations yielded a potential $28 million adverse impact on 2009 pretax earnings.

This analysis does not necessarily represent our current outlook of future market interest rate movement, nor does it consider any actions management could undertake in response to changes in interest rates. Accordingly, no assurance can be given that actual results would be consistent with the results of our estimate.

NON-GAAP FINANCIAL MEASURES

The following definitions are provided for "non-GAAP financial measures" in connection with Item 10(e) of Regulation S-K issued by the Securities and Exchange Commission.  These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP and therefore are unlikely to be comparable to the calculation of similar measures for other companies.  Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures.

Profit Per Share Excluding Redundancy Costs

During the fourth quarter of 2009, redundancy costs related to employment reductions in response to the global recession were $65 million or $0.05 per share.  2009 redundancy costs were $706 million or $0.75 per share.  We believe it is important to separately quantify the profit-per-share impact of redundancy costs in order for our 2009 results to be meaningful to our readers.  Reconciliation of profit per share excluding redundancy costs to the most directly comparable GAAP measure, profit per share is as follows:

	Fourth Quarter 2009	2009
Profit per share	$0.36	$1.43
Per share redundancy costs	$0.05	$0.75
Profit per share excluding redundancy costs	$0.41	$2.18

1	Midpoint of 2010 sales and revenues range of up 10% to 25% from 2009.

Supplemental Consolidating Data

We are providing supplemental consolidating data for the purpose of additional analysis.  The data has been grouped as follows:

Consolidated—Caterpillar Inc. and its subsidiaries.

Machinery and Engines—The Machinery and Engines data contained in the schedules on pages A-102 to A-104 are "non-GAAP financial measures" as defined by the Securities and Exchange Commission in Regulation G. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures. Caterpillar defines Machinery and Engines as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Engines information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products— primarily our finance and insurance subsidiaries, Cat Financial and Cat Insurance.

Consolidating Adjustments—eliminations of transactions between Machinery and Engines and Financial Products.

Pages A-102 to A-104 reconcile Machinery and Engines with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Supplemental Data for Results of Operations For The Years Ended December 31
				Supplemental consolidating data
(Millions of dollars)	Consolidated			Machinery & Engines1			Financial Products			Consolidating Adjustments
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009		2008		2007
Sales and revenues:
Sales of Machinery and Engines	$29,540	$48,044	$41,962	$29,540	$48,044	$41,962	$—	$—	$—	$—		$—		$—
Revenues of Financial Products	2,856	3,280	2,996	—	—	—	3,168	3,588	3,396	(312)	2	(308)	2	(400)	2
Total sales and revenues	32,396	51,324	44,958	29,540	48,044	41,962	3,168	3,588	3,396	(312)		(308)		(400)

Operating costs:
Cost of goods sold	23,886	38,415	32,626	23,886	38,415	32,626	—	—	—	—		—		—
Selling, general and administrative expenses	3,645	4,399	3,821	3,085	3,812	3,356	579	616	480	(19)	3	(29)	3	(15)	3
Research and development expenses	1,421	1,728	1,404	1,421	1,728	1,404	—	—	—	—		—		—
Interest expense of Financial Products	1,045	1,153	1,132	—	—	—	1,048	1,162	1,137	(3)	4	(9)	4	(5)	4
Other operating (income) expenses	1,822	1,181	1,054	691	(33)	(8)	1,160	1,231	1,089	(29)	3	(17)	3	(27)	3
Total operating costs	31,819	46,876	40,037	29,083	43,922	37,378	2,787	3,009	2,706	(51)		(55)		(47)

Operating profit	577	4,448	4,921	457	4,122	4,584	381	579	690	(261)		(253)		(353)

Interest expense excluding Financial Products	389	274	288	475	270	294	—	—	—	(86)	4	4	4	(6)	4
Other income (expense)	381	327	357	192	95	(75)	14	(25)	85	175	5	257	5	347	5

Consolidated profit before taxes	569	4,501	4,990	174	3,947	4,215	395	554	775	—		—		—
Provision (benefit) for income taxes	(270)	953	1,485	(342)	822	1,220	72	131	265	—		—		—
Profit of consolidated companies	839	3,548	3,505	516	3,125	2,995	323	423	510	—		—		—
Equity in profit (loss) of unconsolidated affiliated companies	(12)	37	73	(12)	38	69	—	(1)	4	—		—		—
Equity in profit of Financial Products'subsidiaries	—	—	—	307	409	506	—	—	—	(307)	6	(409)	6	(506)	6

Profit of consolidated and affiliated companies	827	3,585	3,578	811	3,572	3,570	323	422	514	(307)		(409)		(506)

Less: Profit (loss) attributable to noncontrolling interests	(68)	28	37	(84)	15	29	16	13	8	—		—		—

Profit 7	$895	$3,557	$3,541	$895	$3,557	$3,541	$307	$409	$506	$(307)		$(409)		$(506)

1	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2	Elimination of Financial Products' revenues earned from Machinery and Engines.
3	Elimination of net expenses recorded by Machinery and Engines paid to Financial Products.
4	Elimination of interest expense recorded between Financial Products and Machinery and Engines.
5	Elimination of discount recorded by Machinery and Engines on receivables sold to Financial Products and of interest earned between Machinery and Engines and Financial Products.
6	Elimination of Financial Products' profit due to equity method of accounting.
7	Profit attributable to common stockholders.

Supplemental Data for Financial Position At December 31

			Supplemental consolidating data
(Millions of dollars)	Consolidated		Machinery & Engines1		Financial Products		Consolidating Adjustments
	2009	2008	2009	2008	2009	2008	2009		2008
Assets
Current assets:
Cash and short-term investments	$4,867	$2,736	$2,239	$1,517	$2,628	$1,219	$—		$—
Receivables - trade and other	5,611	9,397	3,705	6,032	1,464	545	442	2,3	2,820	2,3
Receivables - finance	8,301	8,731	—	—	9,872	12,137	(1,571)	3	(3,406)	3
Deferred and refundable income taxes	1,216	1,223	1,094	1,014	122	209	—		—
Prepaid expenses and other current assets	434	765	385	510	75	280	(26)	4	(25)	4
Inventories	6,360	8,781	6,360	8,781	—	—	—		—
Total current assets	26,789	31,633	13,783	17,854	14,161	14,390	(1,155)		(611)

Property, plant and equipment – net	12,386	12,524	9,308	9,380	3,078	3,144	—		—
Long-term receivables - trade and other	971	1,479	381	357	182	549	408	2,3	573	2,3
Long-term receivables - finance	12,279	14,264	—	—	12,717	14,867	(438)	3	(603)	3
Investments in unconsolidated affiliated companies	105	94	97	94	8	—	—		—
Investments in Financial Products subsidiaries	—	—	4,514	3,788	—	—	(4,514)	5	(3,788)	5
Noncurrent deferred and refundable income taxes	2,714	3,311	3,083	3,725	65	35	(434)	6	(449)	6
Intangible assets	465	511	464	510	1	1	—		—
Goodwill	2,269	2,261	2,269	2,261	—	—	—		—
Other assets	2,060	1,705	297	310	1,763	1,395	—		—
Total assets	$60,038	$67,782	$34,196	$38,279	$31,975	$34,381	$(6,133)		$(4,878)

Liabilities
Current liabilities:
Short-term borrowings	$4,083	$7,209	$1,433	$1,632	$3,676	$6,012	$(1,026)	7	$(435)	7
Accounts payable	2,993	4,827	2,862	4,654	229	323	(98)	8	(150)	8
Accrued expenses	3,351	4,121	2,055	2,621	1,323	1,526	(27)	9	(26)	9
Accrued wages, salaries and employee benefits	797	1,242	790	1,228	7	14	—		—
Customer advances	1,217	1,898	1,217	1,898	—	—	—		—
Dividends payable	262	253	262	253	—	—	—		—
Other current liabilities	888	1,027	808	1,002	101	29	(21)	6	(4)	6
Long-term debt due within one year	5,701	5,492	302	456	5,399	5,036	—		—
Total current liabilities	19,292	26,069	9,729	13,744	10,735	12,940	(1,172)		(615)
Long-term debt due after one year	21,847	22,834	5,687	5,766	16,195	17,098	(35)	7	(30)	7
Liability for postemployment benefits	7,420	9,975	7,420	9,975	—	—	—		—
Other liabilities	2,179	2,190	2,060	2,080	531	555	(412)	6	(445)	6
Total liabilities	50,738	61,068	24,896	31,565	27,461	30,593	(1,619)		(1,090)
Commitments and contingencies
Redeemable noncontrolling interest	477	524	477	524	—	—	—		—
Stockholders' equity
Common stock	3,439	3,057	3,439	3,057	883	860	(883)	5	(860)	5
Treasury stock	(10,646)	(11,217)	(10,646)	(11,217)	—	—	—		—
Profit employed in the business	19,711	19,826	19,711	19,826	3,282	2,975	(3,282)	5	(2,975)	5
Accumulated other comprehensive income (loss)	(3,764)	(5,579)	(3,764)	(5,579)	279	(108)	(279)	5	108	5
Noncontrolling interests	83	103	83	103	70	61	(70)	5	(61)	5
Total stockholders' equity	8,823	6,190	8,823	6,190	4,514	3,788	(4,514)		(3,788)
Total liabilities, redeemable noncontrolling interest and stockholders' equity	$60,038	$67,782	$34,196	$38,279	$31,975	$34,381	$(6,133)		$(4,878)

1	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2	Elimination of receivables between Machinery and Engines and Financial Products.
3	Reclassification of Machinery and Engines' trade receivables purchased by Cat Financial and Cat Financial's wholesale inventory receivables.
4	Elimination of Machinery and Engines' insurance premiums that are prepaid to Financial Products.
5	Elimination of Financial Products' equity which is accounted for on Machinery and Engines on the equity basis.
6	Reclassification reflecting required netting of deferred tax assets/liabilities by taxing jurisdiction.
7	Elimination of debt between Machinery and Engines and Financial Products.
8	Elimination of payables between Machinery and Engines and Financial Products.
9	Elimination of prepaid insurance in Financial Products' accrued expenses.

Supplemental Data for Statement of Cash Flow For the Years Ended December 31
			Supplemental consolidating data
(Millions of dollars)	Consolidated		Machinery & Engines1		Financial Products		Consolidating Adjustments
	2009	2008	2009	2008	2009	2008	2009		2008
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$827	$3,585	$811	$3,572	$323	$422	$(307)	2	$(409)	2
Adjustments for non-cash items:
Depreciation and amortization	2,336	1,980	1,594	1,225	742	755	—		—
Undistributed profit of Financial Products	—	—	(307)	(409)	—	—	307	3	409	3
Other	137	355	4	179	(87)	42	220	4	134	4

Changes in assets and liabilities:
Receivables - trade and other	4,014	(545)	1,929	(471)	67	(49)	2,018	4,5	(25)	4,5
Inventories	2,501	(833)	2,501	(833)	—	—	—		—
Accounts payable	(2,034)	(4)	(1,904)	47	(140)	(63)	10	4	12	4
Accrued expenses	(505)	660	(447)	527	(57)	132	(1)	4	1	4
Customer advances	(646)	286	(646)	286	—	—	—		—
Other assets—net	235	(470)	31	(503)	218	(102)	(14)	4	135	4
Other liabilities—net	(522)	(217)	(575)	(50)	37	(33)	16	4	(134)	4
Net cash provided by (used for) operating activities	6,343	4,797	2,991	3,570	1,103	1,104	2,249		123

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(1,348)	(2,445)	(1,344)	(2,421)	(4)	(24)	—		—
Expenditures for equipment leased to others	(968)	(1,566)	—	—	(972)	(1,588)	4	4	22	4
Proceeds from disposals of property, plant and equipment	1,242	982	150	30	1,092	952	—		—
Additions to finance receivables	(7,107)	(14,031)	—	—	(20,387)	(37,811)	13,280	5	23,780	5
Collections of finance receivables	9,288	9,717	—	—	23,934	32,135	(14,646)	5	(22,418)	5
Proceeds from sale of finance receivables	100	949	—	—	987	2,459	(887)	5	(1,510)	5
Net intercompany borrowings	—	—	416	(168)	(963)	33	547	6	135	6
Investments and acquisitions (net of cash acquired)	(19)	(117)	(19)	(148)	—	28	—		3	7
Proceeds from release of security deposit	—	—	—	—	—	—	—		—
Proceeds from sale of available-for-sale securities	291	357	6	23	285	334	—		—
Investments in available-for-sale securities	(349)	(339)	(5)	(18)	(344)	(321)	—		—
Other—net	(128)	197	116	139	(258)	58	14	7,8	—
Net cash provided by (used for) investing activities	1,002	(6,296)	(680)	(2,563)	3,370	(3,745)	(1,688)		12

Cash flow from financing activities:
Dividends paid	(1,029)	(953)	(1,029)	(953)	—	—	—		—
Distribution to noncontrolling interests	(10)	(10)	(10)	(10)	—	—	—		—
Common stock issued, including treasury shares reissued	89	135	89	135	20	—	(20)	7	—
Payment for stock repurchases derivative contracts	—	(38)	—	(38)	—	—	—		—
Treasury shares purchased	—	(1,800)	—	(1,800)	—	—	—		—
Excess tax benefit from stock-based compensation	21	56	21	56	—	—	—		—
Acquisitions of noncontrolling interests	(6)	—	(6)	—	(6)	—	6	8	—
Net intercompany borrowings	—	—	963	(33)	(416)	168	(547)	6	(135)	6
Proceeds from debt issued (original maturities greater than three months)	12,291	17,930	458	1,673	11,833	16,257	—		—
Payments on debt (original maturities greater than three months)	(12,687)	(14,439)	(918)	(296)	(11,769)	(14,143)	—		—
Short-term borrowings (original maturities three months or less)—net	(3,884)	2,074	(1,147)	737	(2,737)	1,337	—		—
Net cash provided by (used for) financing activities	(5,215)	2,955	(1,579)	(529)	(3,075)	3,619	(561)		(135)
Effect of exchange rate changes on cash	1	158	(10)	177	11	(19)	—		—
Increase (decrease) in cash and short-term investments	2,131	1,614	722	655	1,409	959	—		—
Cash and short-term investments at beginning of period	2,736	1,122	1,517	862	1,219	260	—		—
Cash and short-term investments at end of period	$4,867	$2,736	$2,239	$1,517	$2,628	$1,219	$—		$—

1	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
2	Elimination of Financial Products' profit after tax due to equity method of accounting.
3	Non-cash adjustment for the undistributed earnings from Financial Products.
4	Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
5	Reclassification of Cat Financial's cash flow activity from investing to operating for receivables that arose from the sale of inventory.
6	Net proceeds and payments to/from Machinery and Engines and Financial Products.
7	Change in investment and common stock related to Financial Products.
8	Elimination of Financial Products' acquisition of Machinery and Engines' noncontrolling interest in a Financial Products subsidiary.

OUTLOOK
2010 ECONOMIC OUTLOOK

The recent economic data indicates that the world economy started growing again, ending the world's worst postwar recession.  We expect this recovery to last throughout 2010, with the world economy growing more than 3 percent.

▪
We expect interest rates will remain low since unemployment rates are high and inflation rates are low.  Even though we do not expect inflation will become a problem, we expect some central banks will eventually implement precautionary interest rate increases.

▪
We project the Federal Reserve will increase rates from about 0.15 to 1 percent by the end of 2010; the European Central Bank, from 1 to 2 percent.  Australia has already increased rates to 3.75 percent and likely will increase rates a further 100 basis points in 2010.  Several developing countries, including Brazil, China and India, likely will increase rates.

▪	Most key credit spreads have returned to normal and large businesses have access to credit. We expect credit standards for consumers and small businesses will ease, improving credit availability.

▪	Stimulus programs should have maximum impacts in the first half of 2010. Some governments may expand programs to provide additional support.

▪
Commodity prices improved steadily throughout 2009, and most prices are well above levels needed to encourage increased production and investment.  In addition, we expect that world demand for most commodities will increase this year, further tightening supplies.  Our planning assumes oil prices will average $83 per barrel, and copper prices will average $3.20 per pound.

▪
Developing economies are growing again, and we expect they will lead the economic recovery.  Economic growth in the developing world should be about 6 percent in 2010, up from 1.5-percent growth in 2009.

▪
Asia/Pacific was the first region to recover, and growth should reach almost 7.5 percent in 2010.  We expect more than 10-percent growth in China and 8-percent growth in India.  These high growth rates should continue to improve construction spending and encourage investment in mining capacity.

▪	Latin American economies recovered rapidly in the last half of 2009, and we forecast regional growth of almost 4 percent in 2010. Ongoing recoveries in construction and mining should continue.

▪	The economies of Africa/Middle East and CIS should grow about 3.5 percent in 2010. Higher energy and metals prices should encourage producers to increase investments and production.

▪
Developed economies have performed poorly for several years, and recoveries have been slower to develop.  We expect these economies will grow 2 percent in 2010, which will maintain significant excess capacity and keep inflation subdued.

▪
We forecast 3.5-percent growth in the U.S. economy, which is slower than past recoveries from severe recessions.  Housing and mining production should improve from very depressed levels in 2009.  However, we expect continued decline in nonresidential building construction, and delays in passing a highway bill likely will cause highway contractors to remain cautious about purchasing equipment.

▪
The European Central Bank appears to be reducing its liquidity support, and bank lending remains weak.  We expect very modest recovery in 2010—economic growth of about 1 percent.  Construction surveys indicate spending should rebound somewhat, particularly for infrastructure.

▪
The Bank of Japan has not been able to end deflation and the associated weak economic growth.  We do not expect any policy improvements this year, and the Japanese economy should grow only 1.5 percent in 2010.

▪
For 2010, one of our most significant economic concerns is that central banks in the developed economies will misjudge inflation risks and begin raising interest rates too quickly.  Doing so could lead to a renewed downturn that would be worse than the one just ended.  However, we do not expect that rate increases will occur early enough, or be large enough, to be a major problem in 2010.

2010 SALES AND REVENUES OUTLOOK

We are forecasting 2010 sales and revenues to be up 10 to 25 percent from 2009.  Key elements of the outlook for 2010 include:

▪
In 2009, dealers reduced inventories of new Caterpillar machines and engines by nearly $4 billion.  At the midpoint of the 2010 sales range, we expect little change in dealer inventories, resulting in higher production and sales for Caterpillar.

▪
Growth in the world economy is driving improved demand for commodities.  Higher demand coupled with favorable commodity prices should be positive for mining-related sales in 2010.  Over the past few months, mining-related order activity has increased substantially, and we expect to increase production of mining-related equipment in 2010.

▪	Improving economic conditions, particularly in developing economies, should also improve construction spending and increase end-user demand for Machinery.

▪	We expect that price realization will be positive in 2010, but the improvement will likely be small, less than 1 percent.

▪
While Machinery sales are expected to increase in 2010, at the midpoint of the outlook range Engines sales are expected to decline.  Turbine sales were a record in 2009, and large reciprocating engine sales were relatively strong through the first half of 2009.

2010 PROFIT OUTLOOK

At the midpoint of the outlook range for 2010 sales and revenues we expect that profit will be about $2.50 per share.   Profit per share in 2009 was $1.43, or $2.18 excluding redundancy costs.  Key positive elements of the profit outlook for 2010 include:

▪	Sales volume is expected to be the most significant positive profit driver in 2010.

▪	Absence of employee redundancy costs. In 2009, redundancy costs were $706 million, or about $0.75 per share. We do not anticipate significant redundancy costs in 2010.

▪	Material costs are expected to be favorable in 2010.

▪	Improved operating efficiency—resulting from higher production volume and continuing improvement from the Cat Production System with 6 Sigma.

▪	Price realization is expected to be slightly favorable.

▪
Financial Products' profit before tax is expected to be about flat compared with 2009, as the impact of improving economic conditions is expected to be about offset by the impact of lower earning assets.

The key positive elements of the 2010 profit outlook are expected to be partially offset by the following:

▪
In 2010, we are forecasting income taxes to be an expense of about 30 percent of profit before tax.  The 2009 effective tax rate was significantly impacted by a favorable geographic mix of profits and losses from a tax perspective and benefits from prior-year tax returns.  With higher profit, we expect the 2010 effective tax rate to be closer to historical levels.  This is based on current tax law and therefore does not include the U.S. research and development tax credit and other benefits that have not been extended past 2009.  In addition, the 2010 tax provision would be negatively impacted if U.S. healthcare legislation was enacted and made government subsidies received for Medicare-equivalent prescription drug (Medicare Part D) coverage taxable.

▪
Product mix is expected to be unfavorable.  The impact of dealer inventory declines in 2009 had a more significant negative impact on smaller, lower-margin machines.  As a result, production and sales of smaller machines will likely be proportionally higher in 2010.  In addition, while total sales and revenues are expected to be up 10 to 25 percent in 2010, sales of relatively higher-margin turbines and large reciprocating engines are expected to decline.  The impact of improving demand for mining equipment is positive, but not enough to offset the significant negative factors.

▪	We are not forecasting LIFO inventory decrement benefits for 2010. LIFO decrement benefits in 2009 were $300 million.

▪	R&D expense is expected to increase about 20 percent, primarily to support product development programs related to EPA Tier 4 emissions requirements.

▪	We do not expect the favorable impact of currency that was in 2009's other income/expense to recur in 2010.

▪	Depreciation expense is expected to increase. Machinery and Engines capital expenditures are expected to be about $1.6 billion in 2010, up from $1.3 billion in 2009.

▪	Pension expense is expected to increase.

▪
Diluted shares outstanding at the end of 2009 are about 2.5 percent higher than the full-year average.  This is a result of stock contributed to the pension plan in the second quarter of 2009 and increased dilution related to the increase in the share price.

We expect sales and revenues to ramp up as we progress through 2010.  As a result, we expect sales and revenues and profit for the first quarter of 2010 will likely be less than one-fourth of the 2010's outlook for sales and revenues and profit.

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

Company Information
Current information -
➢
phone our Information Hotline - (800) 228-7717 (U.S. or Canada) or (858) 244-2080 (Outside U.S. or Canada) to request company publications by mail, listen to a summary of Caterpillar's latest financial results and current outlook, or to request a copy of results by fax or mail

➢ request, view, or download materials on-line or register for e-mail alerts by visiting www.CAT.com/materialsrequest
Historical information -
➢ view/download on-line at www.CAT.com/historical

Annual Meeting
On Wednesday, June 9, 2010, at 1:30 p.m., Central Time, the annual meeting of stockholders will be held at the Northern Trust Building, Chicago, Illinois. Proxy materials are being sent to stockholders on or about April 30, 2010.

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

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2009		2008
Quarter	High	Low	High	Low
First	$47.12	$21.71	$78.63	$59.60
Second	$40.96	$27.44	$85.96	$72.56
Third	$54.71	$30.01	$75.87	$58.11
Fourth	$61.28	$47.50	$59.03	$31.95

Number of Stockholders: Stockholders of record at year-end totaled 40,738, compared with 39,578 at the end of 2008. Approximately 58.5 percent of our issued shares are held by institutions and banks, 31 percent by individuals, and 10.5 percent by employees through company stock plans.

Caterpillar tax qualified defined contribution retirement plans held 41,657,053 shares at year-end, including 10,354,432 shares acquired during 2009.  Non-U.S. employee stock purchase plans held an additional 5,405,047 shares at year-end, including 1,327,745 shares acquired during 2009.

Performance Graph: Total Cumulative Stockholder Return for Five-Year Period Ending December 31, 2009
The graph below shows the cumulative stockholder return assuming an investment of $100 on December 31, 2004, and reinvestment of dividends issued thereafter.

	2004	2005	2006	2007	2008	2009
Caterpillar Inc.	$100.00	$120.72	$130.24	$156.92	$99.19	$132.02
S&P 500	$100.00	$104.91	$121.46	$128.13	$80.74	$102.11
S&P 500 Machinery	$100.00	$100.97	$119.58	$160.09	$86.64	$121.32

Directors/Committee Membership (as of December 31, 2009)

	Audit	Compensation	Governance	Public Policy
W. Frank Blount			Ö*
John R. Brazil		Ö
Daniel M. Dickinson	Ö
John T. Dillon	Ö*
Eugene V. Fife			Ö
Gail D. Fosler	Ö
Juan Gallardo				Ö
David R. Goode		Ö*
Peter A. Magowan			Ö
William A. Osborn	Ö
James W. Owens
Charles D. Powell				Ö*
Edward B. Rust, Jr.		Ö
Susan C. Schwab				Ö
Joshua I. Smith		Ö
* Chairman of Committee

Officers (as of December 31, 2009, except as noted)
James W. Owens 1	Chairman and Chief Executive Officer
Douglas R. Oberhelman 2	Vice Chairman and Chief Executive Officer - Elect Group President
Richard P. Lavin	Group President
Stuart L. Levenick	Group President
Edward J. Rapp	Group President
Gérard R. Vittecoq	Group President
Steven H. Wunning	Group President
Kent M. Adams	Vice President
William P. Ainsworth	Vice President
Ali M. Bahaj	Vice President
Rodney C. Beeler	Vice President
Mary H. Bell	Vice President
Thomas J. Bluth	Vice President
David P. Bozeman	Vice President
James B. Buda	Vice President, General Counsel and Secretary
David B. Burritt	Vice President and Chief Financial Officer
Richard J. Case	Vice President
Robert B. Charter	Vice President
Christopher C. Curfman	Vice President
Paolo Fellin	Vice President
Steven L. Fisher	Vice President
Gregory S. Folley	Vice President
Stephen A. Gosselin	Vice President
Hans A. Haefeli	Vice President
John S. Heller	Vice President and Chief Information Officer
Gwenne A. Henricks	Vice President
Stephen P. Larson	Vice President
Daniel M. Murphy	Vice President
James J. Parker	Vice President
Mark R. Pflederer	Vice President
William J. Rohner	Vice President
Christiano V. Schena	Vice President
William F. Springer	Vice President
Gary A. Stampanato	Vice President
Gary A. Stroup	Vice President
Tana L. Utley	Vice President
James D. Waters, Jr.	Vice President
Robert T. Williams	Vice President
Jiming Zhu	Vice President
Bradley M. Halverson	Controller
Kevin E. Colgan	Treasurer
Edward J. Scott 3	Chief Audit Officer
Christopher C. Spears 3	Chief Ethics and Compliance Officer
Jananne A. Copeland	Chief Accounting Officer
Robin D. Beran	Assistant Treasurer
Laurie J. Huxtable	Assistant Secretary

1 Will retire as CEO effective July 1, 2010 and as Chairman effective October 31, 2010.
2 Effective January 1, 2010. Will become CEO effective July 1, 2010 and Chairman effective October 31, 2010.
3 Effective January 1, 2010.