Form 10-K, Exhibit 13
period 2011-12-31
CATERPILLAR INC
filed 2012-02-21
CIK 18230

EXHIBIT 13

CATERPILLAR INC.

GENERAL AND FINANCIAL INFORMATION

2011

TABLE OF CONTENTS

Management’s Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements and Notes

Five-year Financial Summary

Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

Overview

2011 Compared with 2010

Fourth Quarter 2011 Compared with Fourth Quarter 2010

2010 Compared with 2009

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we concluded that, as of December 31, 2011, the company’s internal control over financial reporting was effective based on those criteria.

Management has excluded Bucyrus International, Inc. (Bucyrus) and MWM Holding GmbH (MWM) from our assessment of internal control over financial reporting as of December 31, 2011 because we acquired Bucyrus in July 2011 and MWM in October 2011.  Bucyrus and MWM are wholly owned subsidiaries of Caterpillar Inc. whose combined total assets and total revenues represent approximately 17% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report appears on page A-4.

/s/ Douglas R. Oberhelman
Douglas R. Oberhelman
Chairman of the Board
and Chief Executive Officer

/s/ Edward J. Rapp
Edward J. Rapp
Group President
and Chief Financial Officer

February 21, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Caterpillar Inc.:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of results of operations, changes in stockholders’ equity, and of cash flow, including pages A-5 through A-80, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing on page A-3.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Report on Internal Control Over Financial Reporting, management has excluded Bucyrus International, Inc. (Bucyrus) and MWM Holding GmbH (MWM) from its assessment of internal control over financial reporting as of December 31, 2011 because Bucyrus and MWM were acquired by the Company in July 2011 and October 2011, respectively.  We have also excluded Bucyrus and MWM from our audit of internal control over financial reporting. Bucyrus and MWM are wholly owned subsidiaries of Caterpillar Inc. whose combined total assets and total revenues represent approximately 17% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2011.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois

February 21, 2012

STATEMENT 1	Caterpillar Inc.

Consolidated Results of Operations for the Years Ended December 31

(Dollars in millions except per share data)

	2011	2010	2009
Sales and revenues:
Sales of Machinery and Power Systems	$57,392	$39,867	$29,540
Revenues of Financial Products	2,746	2,721	2,856
Total sales and revenues	60,138	42,588	32,396

Operating costs:
Cost of goods sold	43,578	30,367	23,886
Selling, general and administrative expenses	5,203	4,248	3,645
Research and development expenses	2,297	1,905	1,421
Interest expense of Financial Products	826	914	1,045
Other operating (income) expenses	1,081	1,191	1,822
Total operating costs	52,985	38,625	31,819

Operating profit	7,153	3,963	577

Interest expense excluding Financial Products	396	343	389
Other income (expense)	(32)	130	381

Consolidated profit before taxes	6,725	3,750	569

Provision (benefit) for income taxes	1,720	968	(270)
Profit of consolidated companies	5,005	2,782	839

Equity in profit (loss) of unconsolidated affiliated companies	(24)	(24)	(12)

Profit of consolidated and affiliated companies	4,981	2,758	827

Less: Profit (loss) attributable to noncontrolling interests	53	58	(68)

Profit[1]	$4,928	$2,700	$895

Profit per common share	$7.64	$4.28	$1.45

Profit per common share — diluted [2]	$7.40	$4.15	$1.43

Weighted-average common shares outstanding (millions)
- Basic	645.0	631.5	615.2
- Diluted [2]	666.1	650.4	626.0

Cash dividends declared per common share	$1.82	$1.74	$1.68

1      Profit attributable to common stockholders.

2      Diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 2	Caterpillar Inc.

Consolidated Financial Position at December 31

(Dollars in millions)

	2011	2010	2009
Assets
Current assets:
Cash and short-term investments	$3,057	$3,592	$4,867
Receivables - trade and other	10,285	8,494	5,611
Receivables - finance	7,668	8,298	8,301
Deferred and refundable income taxes	1,580	931	1,216
Prepaid expenses and other current assets	994	908	862
Inventories	14,544	9,587	6,360
Total current assets	38,128	31,810	27,217

Property, plant and equipment - net	14,395	12,539	12,386
Long-term receivables - trade and other	1,130	793	971
Long-term receivables - finance	11,948	11,264	12,279
Investments in unconsolidated affiliated companies	133	164	105
Noncurrent deferred and refundable income taxes	2,157	2,493	2,714
Intangible assets	4,368	805	465
Goodwill	7,080	2,614	2,269
Other assets	2,107	1,538	1,632
Total assets	$81,446	$64,020	$60,038

Liabilities
Current liabilities:
Short-term borrowings:
Machinery and Power Systems	$93	$204	$433
Financial Products	3,895	3,852	3,650
Accounts payable	8,161	5,856	2,993
Accrued expenses	3,386	2,880	2,641
Accrued wages, salaries and employee benefits	2,410	1,670	797
Customer advances	2,691	1,831	1,217
Dividends payable	298	281	262
Other current liabilities	1,967	1,521	1,281
Long-term debt due within one year:
Machinery and Power Systems	558	495	302
Financial Products	5,102	3,430	5,399
Total current liabilities	28,561	22,020	18,975
Long-term debt due after one year:
Machinery and Power Systems	8,415	4,505	5,652
Financial Products	16,529	15,932	16,195
Liability for postemployment benefits	10,956	7,584	7,420
Other liabilities	3,583	2,654	2,496
Total liabilities	68,044	52,695	50,738
Commitments and contingencies (Notes 20 and 21)
Redeemable noncontrolling interest (Note 24)	473	461	477
Stockholders’ equity
Common stock of $1.00 par:
Authorized shares: 2,000,000,000 Issued shares: (2011, 2010 and 2009 – 814,894,624) at paid-in amount	4,273	3,888	3,439
Treasury stock: (2011 – 167,361,280 shares; 2010 – 176,071,910 shares; and 2009 – 190,171,905 shares) at cost	(10,281)	(10,397)	(10,646)
Profit employed in the business	25,219	21,384	19,711
Accumulated other comprehensive income (loss)	(6,328)	(4,051)	(3,764)
Noncontrolling interests	46	40	83
Total stockholders’ equity	12,929	10,864	8,823
Total liabilities, redeemable noncontrolling interest and stockholders’ equity	$81,446	$64,020	$60,038

See accompanying notes to Consolidated Financial Statements.

STATEMENT 3	Caterpillar Inc.

Changes in Consolidated Stockholders’ Equity for the Years Ended December 31

(Dollars in millions)

	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total	Comprehensive income (loss)
Balance at January 1, 2009	$3,057	$(11,217)	$19,826	$(5,579)	$103	$6,190
Profit of consolidated and affiliated companies	—	—	895	—	(68)	827	$827
Foreign currency translation, net of tax of $37	—	—	—	342	21	363	363
Pension and other postretirement benefits
Current year actuarial gain (loss), net of tax of $401	—	—	—	924	1	925	925
Amortization of actuarial (gain) loss, net of tax of $113	—	—	—	187	—	187	187
Current year prior service credit (cost), net of tax of $249	—	—	—	300	—	300	300
Amortization of prior service (credit) cost, net of tax of $8	—	—	—	(2)	—	(2)	(2)
Amortization of transition (asset) obligation, net of tax of $1	—	—	—	1	—	1	1
Derivative financial instruments
Gains (losses) deferred, net of tax of $16	—	—	—	19	—	19	19
(Gains) losses reclassified to earnings, net of tax of $36	—	—	—	(54)	(2)	(56)	(56)
Retained interests
Gains (losses) deferred, net of tax of $9 [4]	—	—	—	(16)	—	(16)	(16)
(Gains) losses reclassified to earnings, net of tax of $11	—	—	—	20	—	20	20
Available-for-sale securities
Gains (losses) deferred, net of tax of $47	—	—	—	86	—	86	86
(Gains) losses reclassified to earnings, net of tax of $5	—	—	—	8	—	8	8
Dividends declared	—	—	(1,038)	—	—	(1,038)	—
Distributions to noncontrolling interests	—	—	—	—	(10)	(10)	—
Change in ownership for noncontrolling interests	(3)	—	—	—	(15)	(18)	—
Common shares issued from treasury stock for stock-based compensation: 3,571,268	(14)	103	—	—	—	89	—
Common shares issued from treasury stock for benefit plans: 19,624,810 [1]	250	468	—	—	—	718	—
Stock-based compensation expense	132	—	—	—	—	132	—
Net excess tax benefits from stock-based compensation	17	—	—	—	—	17	—
Cat Japan share redemption [3]	—	—	28	—	53	81	—
Balance at December 31, 2009	$3,439	$(10,646)	$19,711	$(3,764)	$83	$8,823	$2,662
Adjustment to adopt consolidation of variable interest entities[2]	—	—	(6)	3	—	(3)
Balance at January 1, 2010	$3,439	$(10,646)	$19,705	$(3,761)	$83	$8,820
Profit of consolidated and affiliated companies	—	—	2,700	—	58	2,758	$2,758
Foreign currency translation, net of tax of $73	—	—	—	(52)	18	(34)	(34)
Pension and other postretirement benefits
Current year actuarial gain (loss), net of tax of $214	—	—	—	(539)	(1)	(540)	(540)
Amortization of actuarial (gain) loss, net of tax of $173	—	—	—	307	3	310	310
Current year prior service credit (cost), net of tax of $3	—	—	—	(8)	—	(8)	(8)
Amortization of prior service (credit) cost, net of tax of $12	—	—	—	(17)	—	(17)	(17)
Amortization of transition (asset) obligation, net of tax of $1	—	—	—	1	—	1	1
Derivative financial instruments
Gains (losses) deferred, net of tax of $29	—	—	—	(50)	—	(50)	(50)
(Gains) losses reclassified to earnings, net of tax of $18	—	—	—	35	—	35	35
Available-for-sale securities
Gains (losses) deferred, net of tax of $25	—	—	—	37	—	37	37
(Gains) losses reclassified to earnings, net of tax of $2	—	—	—	(4)	—	(4)	(4)
Dividends declared	—	—	(1,103)	—	—	(1,103)	—
Change in ownership for noncontrolling interests	(69)	—	—	—	(66)	(135)	—
Common shares issued from treasury stock for stock-based compensation: 12,612,514	74	222	—	—	—	296	—
Common shares issued from treasury stock for benefit plans: 1,487,481 [1]	67	27	—	—	—	94	—
Stock-based compensation expense	226	—	—	—	—	226	—
Net excess tax benefits from stock-based compensation	151	—	—	—	—	151	—
Cat Japan share redemption [3]	—	—	82	—	(55)	27	—
Balance at December 31, 2010	$3,888	$(10,397)	$21,384	$(4,051)	$40	$10,864	$2,488

(Continued)

STATEMENT 3	Caterpillar Inc.

Changes in Consolidated Stockholders’ Equity for the Years Ended December 31

(Dollars in millions)

	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total	Comprehensive income (loss)
Balance at December 31, 2010	$3,888	$(10,397)	$21,384	$(4,051)	$40	$10,864
Profit (loss) of consolidated and affiliated companies	—	—	4,928	—	53	4,981	$4,981
Foreign currency translation, net of tax of $3	—	—	—	(345)	33	(312)	(312)
Pension and other postretirement benefits
Current year actuarial gain (loss), net of tax of $1,276	—	—	—	(2,358)	(6)	(2,364)	(2,364)
Amortization of actuarial (gain) loss, net of tax of $221	—	—	—	410	2	412	412
Current year prior service credit (cost), net of tax of $51	—	—	—	95	—	95	95
Amortization of prior service (credit) cost, net of tax of $11	—	—	—	(21)	—	(21)	(21)
Amortization of transition (asset) obligation, net of tax of $1	—	—	—	1	—	1	1
Derivative financial instruments
Gains (losses) deferred, net of tax of $12	—	—	—	(21)	—	(21)	(21)
(Gains) losses reclassified to earnings, net of tax of $21	—	—	—	(34)	—	(34)	(34)
Available-for-sale securities
Gains (losses) deferred, net of tax of $2	—	—	—	(5)	—	(5)	(5)
(Gains) losses reclassified to earnings, net of tax of $1	—	—	—	1	—	1	1
Change in ownership from noncontrolling interests	(1)	—	—	—	(7)	(8)	—
Dividends declared	—	—	(1,176)	—	—	(1,176)	—
Distribution to noncontrolling interests	—	—	—	—	(3)	(3)	—
Common shares issued from treasury stock for stock-based compensation: 8,710,630	7	116	—	—	—	123	—
Stock-based compensation expense	193	—	—	—	—	193	—
Net excess tax benefits from stock-based compensation	186	—	—	—	—	186	—
Cat Japan share redemption[3]	—	—	83	—	(66)	17	—
Balance at December 31, 2011	$4,273	$(10,281)	$25,219	$(6,328)	$46	$12,929	$2,733

1                   See Note 12 regarding shares issued for benefit plans.

2                   See Note 6 for additional information.

3                   See Note 24 regarding the Cat Japan share redemption.

4                   Includes noncredit component of other-than-temporary impairment losses on retained interests of $(8) million, net of tax of $4 million, for the twelve months ended December 31, 2009.   See Note 6 and 17 for additional information.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 4	Caterpillar Inc.

Consolidated Statement of Cash Flow for the Years Ended December 31

(Millions of dollars)

	2011	2010	2009
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$4,981	$2,758	$827
Adjustments for non-cash items:
Depreciation and amortization	2,527	2,296	2,336
Other	457	469	137
Changes in assets and liabilities, net of acquisitions and divestitures:
Receivables - trade and other	(1,345)	(2,320)	4,014
Inventories	(2,927)	(2,667)	2,501
Accounts payable	1,555	2,570	(1,878)
Accrued expenses	308	117	(505)
Accrued wages, salaries and employee benefits	619	847	(534)
Customer advances	173	604	(646)
Other assets - net	(91)	358	235
Other liabilities - net	753	(23)	12
Net cash provided by (used for) operating activities	7,010	5,009	6,499

Cash flow from investing activities:
Capital expenditures - excluding equipment leased to others	(2,515)	(1,575)	(1,504)
Expenditures for equipment leased to others	(1,409)	(1,011)	(968)
Proceeds from disposals of leased assets and property, plant and equipment	1,354	1,469	1,242
Additions to finance receivables	(10,001)	(8,498)	(7,107)
Collections of finance receivables	8,874	8,987	9,288
Proceeds from sale of finance receivables	207	16	100
Investments and acquisitions (net of cash acquired)	(8,184)	(1,126)	(19)
Proceeds from sale of businesses and investments (net of cash sold)	376	—	—
Proceeds from sale of available-for-sale securities	247	228	291
Investments in available-for-sale securities	(336)	(217)	(349)
Other - net	(40)	132	(128)
Net cash provided by (used for) investing activities	(11,427)	(1,595)	846

Cash flow from financing activities:
Dividends paid	(1,159)	(1,084)	(1,029)
Distribution to noncontrolling interests	(3)	—	(10)
Common stock issued, including treasury shares reissued	123	296	89
Excess tax benefit from stock-based compensation	189	153	21
Acquisitions of noncontrolling interests	(8)	(132)	(6)
Proceeds from debt issued (original maturities greater than three months):
- Machinery and Power Systems	4,587	216	458
- Financial Products	10,873	8,108	11,833
Payments on debt (original maturities greater than three months):
- Machinery and Power Systems	(2,269)	(1,298)	(918)
- Financial Products	(8,324)	(11,163)	(11,769)
Short-term borrowings - net (original maturities three months or less)	(43)	291	(3,884)
Net cash provided by (used for) financing activities	3,966	(4,613)	(5,215)
Effect of exchange rate changes on cash	(84)	(76)	1
Increase (decrease) in cash and short-term investments	(535)	(1,275)	2,131
Cash and short-term investments at beginning of period	3,592	4,867	2,736
Cash and short-term investments at end of period	$3,057	$3,592	$4,867

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

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Operations and summary of significant accounting policies

A.   Nature of operations

Information in our financial statements and related commentary are presented in the following categories:

Machinery and Power Systems — Represents the aggregate total of Construction Industries, Resource Industries, Power Systems, and All Other segments and related corporate items and eliminations.

Financial Products — Primarily includes the company’s Financial Products Segment.  This category includes Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings Inc. (Cat Insurance) and their respective subsidiaries.

As discussed in Note 22 — Segment Information, during the first quarter of 2011, we revised our reportable segments in line with the changes to our organizational structure that were announced during 2010.  The 2009 and 2010 financial information has been retrospectively revised to reflect the change in reportable segments.

Our products are sold primarily under the brands “Caterpillar,” “CAT,” design versions of “CAT” and “Caterpillar,” “Electro-Motive,” “FG Wilson,” “MaK,” “MWM,” “Olympian,” “Perkins,” “Progress Rail,” “SEM” and “Solar Turbines”.

We conduct operations in our Machinery and Power Systems lines of business under highly competitive conditions, including intense price competition. We place great emphasis on the high quality and performance of our products and our dealers’ service support. Although no one competitor is believed to produce all of the same types of machines and engines that we do, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Machines are distributed principally through a worldwide organization of dealers (dealer network), 50 located in the United States and 141 located outside the United States. Worldwide, these dealers serve 182 countries and operate 3,504 places of business, including 1,332 dealer rental outlets.  Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through a worldwide network of 118 distributors located in 183 countries. The FG Wilson branded electric power generation systems are sold through a worldwide network of 168 distributors located in 179 countries.  Some of the large, medium speed reciprocating engines are also sold under the MaK brand through a worldwide network of 19 distributors located in 130 countries.  Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers’ principal business. Turbines, locomotives and certain global mining products are sold through sales forces employed by the company. At times, these employees are assisted by independent sales representatives.

The Financial Products line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. Financial Products activity is conducted primarily in North America, with additional offices in Asia/Pacific, Europe and Latin America.

B.    Basis of presentation

The consolidated financial statements include the accounts of Caterpillar Inc. and its subsidiaries where we have a controlling financial interest.

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

Shipping and handling costs are included in Cost of goods sold in Statement 1.  Other operating (income) expenses primarily include Cat Financial’s depreciation of equipment leased to others, Cat Insurance’s underwriting expenses, gains (losses) on disposal of long-lived assets and business divestitures, long-lived asset impairment charges, employee separation charges and benefit plan curtailment, settlement and special termination benefits.

Prepaid expenses and other current assets in Statement 2 include core to be returned for remanufacturing, prepaid rent, prepaid insurance, assets held for sale and other prepaid items.

C.            Sales and revenue recognition

Sales of Machinery and Power Systems are recognized and earned when all the following criteria are satisfied:  (a) persuasive evidence of a sales arrangement exists; (b) price is fixed and determinable; (c) collectability is reasonably assured; and (d) delivery has occurred.  Persuasive evidence of an arrangement and a fixed or determinable price exist once we receive an order or contract from a customer or independently owned and operated dealer.  We assess collectability at the time of the sale and if collectability is not reasonably assured, the sale is deferred and not recognized until collectability is probable or payment is received.  Typically, where product is produced and sold in the same country, title and risk of ownership transfer when the product is shipped.  Products that are exported from a country for sale typically pass title and risk of ownership at the border of the destination country.

Sales of certain turbine machinery units, draglines, large shovels and long wall roof supports are recognized under accounting for construction-type contracts, primarily using the percentage-of-completion method.  Revenue is recognized based upon progress towards completion, which is estimated and continually updated over the course of construction.  We provide for any loss that we expect to incur on these contracts when that loss is probable.

Our remanufacturing operations are primarily focused on the remanufacture of Cat engines and components and rail related products.  In this business, used engines and related components (core) are inspected, cleaned and remanufactured.  In connection with the sale of most of our remanufactured product, we collect a deposit from the dealer that is repaid if the dealer returns an acceptable core within a specified time period.  Caterpillar owns and has title to the cores when they are returned from dealers.  The rebuilt engine or component (the core plus any new content) is then sold as a remanufactured product to dealers and customers.  Revenue is recognized pursuant to the same criteria as machinery and engine sales noted above (title to the entire remanufactured product passes to the dealer upon sale).  At the time of sale, the deposit is recognized in Other current liabilities in Statement 2.  In addition, the core to be returned is recognized as an asset in Prepaid expenses and other current assets in Statement 2 at the estimated replacement cost (based on historical experience with useable cores).  Upon receipt of an acceptable core, we repay the deposit and relieve the liability.  The returned core is then included in inventory.  In the event that the deposit is forfeited (i.e. upon failure by the dealer to return an acceptable core in the specified time period), we recognize the core deposit and the cost of the core in revenue and expense, respectively.

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

Our standard invoice terms are established by marketing region. When a sale is made to a dealer, the dealer is responsible for payment even if the product is not sold to an end customer and must make payment within the standard terms to avoid interest costs. Interest at or above prevailing market rates is charged on any past due balance. Our policy is to not forgive this interest.  In 2011, terms were extended to not more than one year for $341 million of receivables, which represents less than 1% of consolidated sales.  In 2010, terms were extended to not more than one year for $221 million of receivables, which represents less than 1% of consolidated sales.  In 2009, terms were extended to not more than one year for $312 million of receivables which represents approximately 1% of consolidated sales.

We establish a bad debt allowance for Machinery and Power Systems receivables when it becomes probable that the receivable will not be collected.  Our allowance for bad debts is not significant.

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

•                  Wholesale finance revenue on installment sale contracts and finance leases is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance.  Revenue on wholesale notes is recognized based on the daily balance of wholesale receivables outstanding and the applicable effective interest rate.

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

D.            Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 65% of total inventories at December 31, 2011, and about 70% of total inventories at December 31, 2010 and 2009.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,422 million, $2,575 million and $3,022 million higher than reported at December 31, 2011, 2010 and 2009, respectively.

E.            Securitized receivables

Cat Financial periodically transfers certain finance receivables relating to retail installment sale contracts and finance leases to special purpose entities (SPEs) as part of their asset-backed securitization program.  When finance receivables are securitized, Cat Financial retains interests in the receivables in the form of subordinated certificates, an interest in future cash flows (excess), reserve accounts and servicing rights. In accordance with the consolidation accounting guidance adopted January 1, 2010, these SPEs were concluded to be VIEs.  Cat Financial determined that it was the primary beneficiary based on its power to direct activities through its role as servicer and its obligation to absorb losses and right to receive benefits and therefore consolidated the entities using the carrying amounts of the SPEs’ assets and liabilities. Prior to January 1, 2010, the retained interests were recorded in Other assets at fair value. Cat Financial estimated fair value and cash flows using a valuation model and key assumptions for credit losses, prepayment rates and discount rates. See Note 6 and Note 17 for more information.

F.             Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2011, 2010 and 2009, Cat Financial depreciation on equipment leased to others was $690 million, $690 million and $713 million, respectively, and was included in Other operating (income) expenses in Statement 1. In 2011, 2010 and 2009, consolidated depreciation expense was $2,211 million, $2,202 million and $2,254 million, respectively. Amortization of purchased finite-lived intangibles is computed principally using the straight-line method, generally not to exceed a period of 20 years.

G.           Foreign currency translation

The functional currency for most of our Machinery and Power Systems consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products and affiliates accounted for under the equity method is the respective local currency.  Gains and losses resulting from the remeasurement of foreign currency amounts to the functional currency are included in Other income (expense) in Statement 1. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in Accumulated other comprehensive income (loss) in Statement 2.

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

K.           New accounting guidance

Fair value measurements - In January 2010, the FASB issued accounting guidance that requires the gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements.  It also clarifies existing disclosure requirements regarding the level of disaggregation of fair value measurements and disclosures on inputs.  We adopted this new accounting guidance for the quarterly period ended March 31, 2010.  The adoption of this guidance did not have a material impact on our financial statements.  See Note 17 for additional information.

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

Consolidation of variable-interest entities - In June 2009, the FASB issued accounting guidance on the consolidation of VIEs.  This new guidance revises previous guidance by eliminating the exemption for QSPEs, by establishing a new approach for determining who should consolidate a VIE and by changing when it is necessary to reassess who should consolidate a VIE.  We adopted this new guidance on January 1, 2010.  The adoption of this guidance resulted in the consolidation of QSPEs related to Cat Financial’s asset-backed securitization program that were previously not recorded on our consolidated financial statements.  The restricted assets (Receivables-finance, Long-term receivables-finance, Prepaid expenses and other current assets, and Other assets) of the consolidated QSPEs totaled $324 million at January 1, 2010.  The liabilities (Accrued expenses, Long-term debt due within one year-Financial Products and Long-term debt due after one year-Financial Products) of the consolidated QSPEs totaled $327 million at January 1, 2010.  See Note 6 for additional information.

Disclosures about the credit quality of financing receivables and the allowance for credit losses -  In July 2010, the FASB issued accounting guidance on disclosures about the credit quality of financing receivables and the allowance for credit losses.  The guidance expands disclosures for the allowance for credit losses and financing receivables by requiring entities to disclose information at disaggregated levels.  It also requires disclosure of credit quality indicators, past due information and modifications of financing receivables.  Also, in April 2011, the FASB issued guidance clarifying when a restructuring of a receivable should be considered a troubled debt restructuring by providing additional guidance for determining whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties.  For end of period balances, the new disclosures were effective December 31, 2010 and did not have a material impact on our financial statements.  For activity during a reporting period, the disclosures were effective January 1, 2011 and did not have a material impact on our financial statements.  The disclosures related to modifications of financing receivables, as well as the guidance clarifying when a restructured receivable should be considered a troubled debt restructuring were effective July 1, 2011 and did not have a material impact on our financial statements.  See Note 6 for additional information.

Presentation of comprehensive income — In June 2011, the FASB issued accounting guidance on the presentation of comprehensive income.  The guidance provides two options for presenting net income and other comprehensive income.  The total of comprehensive income, the components of net income, and the components of other comprehensive income may be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements.  This guidance will be effective January 1, 2012 and we do not expect the adoption to have a material impact on our financial statements.

Goodwill impairment testing —  In September 2011, the FASB issued accounting guidance on the testing of goodwill for impairment.  The guidance allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform the two-step impairment test currently required. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted.  We have elected to early adopt this guidance for the year ended December 31, 2011 and the guidance did not have a material impact on our financial statements.  See Note 10 for additional information.

L.            Goodwill

Goodwill represents the excess of the cost of a business combination over the fair value of the net assets acquired.  We are required to test goodwill for impairment, at the reporting unit level, annually and when events or circumstances indicate the fair value of a reporting unit may be below its carrying value.  A reporting unit is an operating segment or one level below an operating segment (referred to as a component) to which goodwill is assigned when initially recorded. We assign goodwill to reporting units based on our integration plans and the expected synergies resulting from the business combination.   Because Caterpillar is a highly integrated company, the businesses we acquire are sometimes combined with or integrated into existing reporting units.  When changes occur in the composition of our operating segments or reporting units, goodwill is reassigned to the affected reporting units based on their relative fair values.

We test goodwill for impairment annually and whenever events or circumstances make it more likely than not that an impairment may have occurred.  We perform our annual goodwill impairment test as of October 1 and monitor for interim triggering events on an ongoing basis.  Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step process.  We have an option to make a qualitative assessment of a reporting unit’s goodwill for impairment.  If we choose to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary.  For reporting units where we perform the two-step process, the first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill.  If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired.  If the carrying value is higher than the fair value, there is an indication that an impairment may exist and the second step is required.  In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities.  If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment loss.  See Note 10 for further details.

M.   Accumulated other comprehensive income (loss)

Comprehensive income (loss) and its components are presented in Statement 3.  Accumulated other comprehensive income (loss), net of tax, consisted of the following at December 31:

	December 31,
(Millions of dollars)	2011	2010	2009
Foreign currency translation	$206	$551	$603
Pension and other postretirement benefits	(6,568)	(4,695)	(4,439)
Derivative financial instruments	(10)	45	60
Retained interests	—	—	(3)
Available-for-sale securities	44	48	15
Total accumulated other comprehensive income (loss)	$(6,328)	$(4,051)	$(3,764)

N.            Assets held for sale

For those businesses where management has committed to a plan to divest, which is typically demonstrated by approval from the Board of Directors, each business is valued at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value, an impairment loss is recognized. The fair values are estimated using accepted valuation techniques such as a discounted cash flow model, valuations performed by third parties, or indicative bids, when available. A number of significant estimates and assumptions are involved in the application of these techniques, including the forecasting of markets and market share, sales volumes and prices, costs and expenses, and multiple other factors. Management considers historical experience and all available information at the time the estimates are made; however, the fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values reflected in the Consolidated Financial Statements.

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

Common stock issued from Treasury stock under the plans totaled 8,710,630 for 2011, 12,612,514 for 2010 and 3,571,268 for 2009.

The 2011, 2010 and 2009 awards generally vest three years after the date of grant.  At grant, SARs and option awards have a term life of ten years.  Upon separation from service for the 2009 and 2010 awards, if the participant is 55 years of age or older with more than ten years of service, the participant meets the criteria for a “Long Service Separation.”  For the 2011 awards, upon separation from service, if the participant is 55 years of age or older with more than five years of service, the participant meets the criteria for a “Long Service Separation”.  If the “Long Service Separation” criteria are met, the vested options/SARs will have a life that is the lesser of 10 years from the original grant date or five years from the separation date.

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

Accounting guidance on share-based payments requires companies to estimate the fair value of options/SARs on the date of grant using an option-pricing model.  The fair value of the option/SAR grant was estimated using a lattice-based option-pricing model.  The lattice-based option-pricing model considers a range of assumptions related to volatility, risk-free interest rate and historical employee behavior.  Expected volatility was based on historical and current implied volatilities from traded options on our stock. The risk-free rate was based on U.S. Treasury security yields at the time of grant.  The weighted-average dividend yield was based on historical information.  The expected life was determined from the lattice-based model. The lattice-based model incorporated exercise and post vesting forfeiture assumptions based on analysis of historical data. The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2011, 2010 and 2009, respectively.

	Grant Year
	2011	2010	2009
Weighted-average dividend yield	2.2%	2.3%	3.1%
Weighted-average volatility	32.7%	36.4%	36.0%
Range of volatilities	20.9-45.4%	35.2-51.8%	35.8-61.0%
Range of risk-free interest rates	0.25-3.51%	0.32-3.61%	0.17-2.99%
Weighted-average expected lives	8 years	7 years	8 years

The fair value of the RSU grant was determined by reducing the stock price on the day of grant by the present value of the estimated dividends to be paid during the vesting period.  The estimated dividends are based on Caterpillar’s weighted-average dividend yield.

The amount of stock-based compensation expense capitalized for the years ended December 31, 2011, 2010 and 2009 did not have a significant impact on our financial statements.

At December 31, 2011, there was $155 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested stock-based awards.  The compensation expense is expected to be recognized over a weighted-average period of approximately 1.8 years.

Please refer to Tables I and II below for additional information on our stock-based awards.

TABLE I—Financial Information Related to Stock-based Compensation

	2011		2010		2009
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Stock options/SARs activity:
Outstanding at beginning of year	57,882,998	$48.50	63,082,787	$44.24	60,398,074	$45.68
Granted to officers and key employees[1]	2,960,595	$102.13	7,556,481	$57.85	6,823,227	$22.17
Exercised	(10,149,476)	$41.78	(12,568,232)	$32.83	(3,906,785)	$28.13
Forfeited / expired	(321,126)	$48.02	(188,038)	$43.64	(231,729)	$38.05
Outstanding at end of year	50,372,991	$53.01	57,882,998	$48.50	63,082,787	$44.24
Exercisable at year-end	35,523,057	$52.66	41,658,033	$48.23	48,256,847	$43.14

RSUs activity:
Outstanding at beginning of year	4,650,241		4,531,545		2,673,474
Granted to officers and key employees	1,082,032		1,711,771		2,185,674
Vested	(1,382,539)		(1,538,047)		(286,413)
Forfeited	(68,244)		(55,028)		(41,190)
Outstanding at end of year	4,281,490		4,650,241		4,531,545

Stock options/SARs outstanding and exercisable:

	Outstanding				Exercisable
Exercise	# Outstanding	Weighted- Average Remaining Contractual	Weighted- Average Exercise	Aggregate Intrinsic	# Outstanding	Weighted- Average Remaining Contractual	Weighted- Average Exercise	Aggregate Intrinsic
Prices	at 12/31/11	Life (Years)	Price	Value[2]	at 12/31/11	Life (Years)	Price	Value[2]
$22.17 – 26.03	7,058,743	6.14	$22.66	$482	1,799,303	3.13	$24.11	$120
$27.14 – 38.63	9,867,938	2.10	$34.79	554	9,867,938	2.10	$34.79	554
$40.64 – 45.64	7,430,542	3.14	$45.59	337	7,430,542	3.14	$45.59	337
$57.85 – 66.77	11,142,739	7.17	$59.60	349	4,441,851	5.65	$62.24	127
$72.05 – 102.13	14,873,029	5.73	$78.26	188	11,983,423	4.90	$72.51	220
	50,372,991		$53.01	$1,910	35,523,057		$52.66	$1,358

[1]

Of the 2,960,595 awards granted during the year ended December 31, 2011, 2,722,689 were SARs. Of the 7,556,481 awards granted during the year ended December 31, 2010, 7,125,210 were SARs. Of the 6,823,227 awards granted during the year ended December 31, 2009, 6,260,647 were SARs.

[2]

The difference between a stock award’s exercise price and the underlying stock’s market price at December 31, 2011, for awards with market price greater than the exercise price. Amounts are in millions of dollars.

The computations of weighted-average exercise prices and aggregate intrinsic values are not applicable to RSUs since an RSU represents an agreement to issue shares of stock at the time of vesting.  At December 31, 2011, there were 4,281,490 outstanding RSUs with a weighted average remaining contractual life of 1.0 years.

TABLE II— Additional Stock-based Award Information

(Dollars in millions except per share data)	2011	2010	2009
Stock Options/SARs activity:
Weighted-average fair value per share of stock awards granted	$36.73	$22.31	$7.10
Intrinsic value of stock awards exercised	$618	$518	$77
Fair value of stock awards vested	$96	$124	$213
Cash received from stock awards exercised	$161	$325	$89

RSUs activity:
Weighted-average fair value per share of stock awards granted	$97.51	$53.35	$20.22
Fair value of stock awards vested	$143	$99	$10

Before tax, stock-based compensation expense for 2011, 2010 and 2009 was $193 million, $226 million and $132 million, respectively, with a corresponding income tax benefit of $61 million, $73 million and $42 million, respectively. Included in the 2010 pre-tax stock-based compensation expense was $19 million relating to the modification of awards resulting from separations due to the streamlining of our corporate structure as announced in the second quarter 2010.

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

The cash tax benefits realized from stock awards exercised for December 31, 2011, 2010 and 2009 were $235 million, $188 million and $26 million, respectively. We use the direct only method and tax law ordering approach to calculate the tax effects of stock-based compensation.  In certain jurisdictions, tax deductions for exercises of stock-based awards did not generate a cash benefit.  A tax benefit of approximately $34 million will be recorded in APIC when these deductions reduce our future income taxes payable.

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

All derivatives are recognized in Statement 2 at their fair value. On the date the derivative contract is entered into, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid (cash flow hedge), or (3) an undesignated instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged recognized asset or liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Accumulated other comprehensive income (loss) (AOCI) in Statement 2 until they are reclassified to earnings in the same period or periods during which the hedged transaction affects earnings.  Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings. Cash flow from designated derivative financial instruments are classified within the same category as the item being hedged on Statement 4.  Cash flow from undesignated derivative financial instruments are included in the investing category on Statement 4.

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

Our Machinery and Power Systems operations purchase, manufacture and sell products in many locations around the world. As we have a diversified revenue and cost base, we manage our future foreign currency cash flow exposure on a net basis. We use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years.

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, Chinese yuan, euro, Indian rupee, Japanese yen, Mexican peso, Singapore dollar, or Swiss franc forward or option contracts that meet the requirements for hedge accounting and the maturity extends beyond the current quarter-end. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Power Systems foreign currency contracts are undesignated, including any designed to protect our competitive exposure.

As of December 31, 2011, $1 million of deferred net gains, net of tax, included in equity (Accumulated other comprehensive income (loss) in Statement 2), are expected to be reclassified to current earnings (Other income (expense) in Statement 1) over the next twelve months when earnings are affected by the hedged transactions.  The actual amount recorded in Other income (expense) will vary based on exchange rates at the time the hedged transactions impact earnings.

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

Our Machinery and Power Systems operations generally use fixed rate debt as a source of funding.  Our objective is to minimize the cost of borrowed funds.  Our policy allows us to enter into fixed-to-floating interest rate swaps and forward rate agreements to meet that objective with the intent to designate as fair value hedges at inception of the contract all fixed-to-floating interest rate swaps.  Designation as a hedge of the fair value of our fixed rate debt is performed to support hedge accounting.

Financial Products operations has a match-funding policy that addresses interest rate risk by aligning the interest rate profile (fixed or floating rate) of Cat Financial’s debt portfolio with the interest rate profile of their receivables portfolio within predetermined ranges on an ongoing basis. In connection with that policy, we use interest rate derivative instruments to modify the debt structure to match assets within the receivables portfolio. This match-funding reduces the volatility of margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move.

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

As of December 31, 2011, $4 million of deferred net losses, net of tax, included in equity (Accumulated other comprehensive income (loss) in Statement 2), related to Financial Products floating-to-fixed interest rate swaps, are expected to be reclassified to current earnings (Interest expense of Financial Products in Statement 1) over the next twelve months.  The actual amount recorded in Interest expense of Financial Products will vary based on interest rates at the time the hedged transactions impact earnings.

We have, at certain times, liquidated fixed-to-floating and floating-to-fixed swaps at both Machinery and Power Systems and Financial Products.  The gains or losses associated with these swaps at the time of liquidation are amortized into earnings over the original term of the previously designated hedged item.

In anticipation of issuing debt for the planned acquisition of Bucyrus International, Inc., we entered into interest rate swaps to manage our exposure to interest rate changes.  For the year ended December 31, 2011, we recognized a net loss of $149 million, included in Other income (expense) in the Consolidated Statement of Results of Operations.  The contracts were liquidated in conjunction with the debt issuance in May 2011.  These contracts were not designated as hedging instruments, and therefore, did not receive hedge accounting treatment.

C.  Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our Machinery and Power Systems operations purchase aluminum, copper, lead, nickel and rolled coil steel embedded in the components we purchase from suppliers.  Our suppliers pass on to us price changes in the commodity portion of the component cost. In addition, we are also subject to price changes on natural gas and diesel fuel purchased for operational use.

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

The location and fair value of derivative instruments reported in Statement 2 are as follows:

Consolidated Statement of Financial Position Location

		Asset (Liability) Fair Value
		Years ended December 31,
		2011	2010	2009
Designated derivatives
Foreign exchange contracts
Machinery and Power Systems	Receivables — trade and other	$54	$65	$27
Machinery and Power Systems	Long-term receivables — trade and other	19	52	125
Machinery and Power Systems	Accrued expenses	(73)	(66)	(22)
Machinery and Power Systems	Other liabilities	(10)	(1)	(3)
Interest rate contracts
Machinery and Power Systems	Receivables — trade and other	—	1	1
Machinery and Power Systems	Accrued expenses	—	—	(1)
Financial Products	Receivables — trade and other	15	14	18
Financial Products	Long-term receivables — trade and other	233	197	127
Financial Products	Accrued expenses	(6)	(18)	(100)
		$232	$244	$172

Undesignated derivatives
Foreign exchange contracts
Machinery and Power Systems	Receivables — trade and other	$27	$120	$—
Machinery and Power Systems	Long-term receivables — trade and other	—	—	66
Machinery and Power Systems	Accrued expenses	(12)	(46)	—
Machinery and Power Systems	Other liabilities	(85)	(58)	(3)
Financial Products	Receivables — trade and other	7	6	20
Financial Products	Accrued expenses	(16)	(9)	(18)
Interest rate contracts
Machinery and Power Systems	Accrued expenses	—	(6)	(7)
Financial Products	Receivables — trade and other	—	—	1
Financial Products	Long-term receivables — trade and other	—	—	1
Financial Products	Accrued expenses	(1)	(1)	(6)
Commodity contracts
Machinery and Power Systems	Receivables — trade and other	2	17	10
Machinery and Power Systems	Accrued expenses	(9)	—	—
		$(87)	$23	$64

The effect of derivatives designated as hedging instruments on Statement 1 is as follows:

Fair Value Hedges

		Year ended December 31, 2011
(Millions of dollars)	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Machinery and Power Systems	Other income (expense)	$(1)	$1
Financial Products	Other income (expense)	39	(44)
		$38	$(43)

		Year ended December 31, 2010
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Financial Products	Other income (expense)	$107	$(98)
		$107	$(98)

		Year ended December 31, 2009
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Machinery and Power Systems	Other income (expense)	$1	$(1)
Financial Products	Other income (expense)	(205)	220
		$(204)	$219

Cash Flow Hedges

	Year ended December 31, 2011
		Recognized in Earnings
(Millions of dollars)	Recognized in AOCI - Effective Portion	Classification of Gains (Losses)	Reclassified from AOCI - Effective Portion	Recognized in Earnings - Ineffective Portion
Foreign exchange contracts
Machinery and Power Systems	$34	Other income (expense)	$70	$—
Interest rate contracts
Machinery and Power Systems	—	Other income (expense)	(3)	—
Financial Products	(1)	Interest expense of Financial Products	(12)	(2)[1]
	$33		$55	$(2)

	Year ended December 31, 2010
		Recognized in Earnings
	Recognized in AOCI - Effective Portion	Classification of Gains (Losses)	Reclassified from AOCI - Effective Portion	Recognized in Earnings - Ineffective Portion
Foreign exchange contracts
Machinery and Power Systems	$(72)	Other income (expense)	$(1)	$2
Interest rate contracts
Machinery and Power Systems	—	Other income (expense)	(3)	—
Financial Products	(7)	Interest expense of Financial Products	(49)	(1)[1]
	$(79)		$(53)	$1

	Year ended December 31, 2009
		Recognized in Earnings
	Recognized in AOCI - Effective Portion	Classification of Gains (Losses)	Reclassified from AOCI - Effective Portion	Recognized in Earnings - Ineffective Portion
Foreign exchange contracts
Machinery and Power Systems	$102	Other income (expense)	$176	$2
Interest rate contracts
Machinery and Power Systems	(30)	Other income (expense)	(3)	—
Financial Products	(37)	Interest expense of Financial Products	(83)	9	[1]
	$35		$90	$11

[1]	The ineffective portion recognized in earnings is included in Other income (expense).

The effect of derivatives not designated as hedging instruments on Statement 1 is as follows:

		Years ended December 31,
(Millions of dollars)	Classification of Gains or (Losses)	2011	2010	2009
Foreign exchange contracts
Machinery and Power Systems	Other income (expense)	$62	$(45)	$35
Financial Products	Other income (expense)	(15)	16	(134)
Interest rate contracts
Machinery and Power Systems	Other income (expense)	(149)	(8)	(3)
Financial Products	Other income (expense)	—	2	3
Commodity contracts
Machinery and Power Systems	Other income (expense)	(17)	15	10
		$(119)	$(20)	$(89)

D.            Stock repurchase risk

Payments for stock repurchase derivatives are accounted for as a reduction in stockholders’ equity.  In February 2007, the Board of Directors authorized a $7.5 billion stock repurchase program, expiring on December 31, 2011.  In December 2011, the Board of Directors extended the $7.5 billion stock repurchase program through December 31, 2015.  The amount of Caterpillar stock that can be repurchased under the authorization is impacted by movements in the price of the stock.  In August 2007, the Board of Directors authorized the use of derivative contracts to reduce stock repurchase price volatility.  There were no stock repurchase derivatives outstanding as of December 31, 2011, 2010 and 2009.

4.              Other income (expense)

	Years ended December 31,
(Millions of dollars)	2011	2010	2009
Investment and interest income	$85	$86	$98
Foreign exchange gains (losses)[1]	21	(55)	184
License fee income	80	54	49
Gains (losses) on sale of securities and affiliated companies	17	9	(2)
Impairment of available-for-sale securities	(5)	(3)	(12)
Miscellaneous income (loss)	(230)[2]	39	64
	$(32)	$130	$381

1     Includes gains (losses) from foreign exchange derivative contracts.  See Note 3 for further details.

2     Miscellaneous income (loss) in 2011 includes forward starting swap costs of $149 million (see Note 3) and bridge financing costs of $54 million (see Note 23), both related to the acquisition of Bucyrus.

5.              Income taxes

The components of profit (loss) before taxes were:

	Years ended December 31,
(Millions of dollars)	2011	2010	2009
U.S.	$2,250	$778	$(648)
Non-U.S.	4,475	2,972	1,217
	$6,725	$3,750	$569

Profit (loss) before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. Where an entity’s earnings are subject to taxation, however, may not correlate solely to where an entity is located.  Thus, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision (benefit) for income taxes were:

	Years ended December 31,
(Millions of dollars)	2011	2010	2009
Current tax provision (benefit):
U.S.	$750	$247	$(443)
Non-U.S.	1,014	645	350
State (U.S.)	72	44	(13)
	1,836	936	(106)

Deferred tax provision (benefit):
U.S.	2	103	1
Non-U.S.	(92)	(75)	(149)
State (U.S.)	(26)	4	(16)
	(116)	32	(164)
Total Provision (benefit) for income taxes	$1,720	$968	$(270)

We paid net income tax and related interest of $1,369 million and $264 million in 2011 and 2010, respectively, compared to net income tax and related interest refunds of $136 million in 2009.

Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,
(Millions of dollars)	2011		2010		2009
Taxes at U.S. statutory rate	$2,354	35.0%	$1,313	35.0%	$199	35.0%
(Decreases) increases in taxes resulting from:
Non-U.S. subsidiaries taxed at other than 35%	(467)	(6.9)%	(339)	(9.0)%	(261)	(46.0)%
State and local taxes, net of federal	30	0.4%	27	0.7%	(19)	(3.3)%
Interest and penalties, net of tax	25	0.4%	16	0.4%	20	3.5%
U.S. research and production incentives	(152)	(2.3)%	(74)	(2.0)%	(47)	(8.2)%
Other—net	(7)	(0.1)%	(5)	(0.1)%	(29)	(5.1)%
	1,783	26.5%	938	25.0%	(137)	(24.1)%

Tax law change related to Medicare subsidies	—	—	90	2.4%	—	—
Prior year tax and interest adjustments	41	0.6%	(34)	(0.9)%	(133)	(23.4)%
Divestiture of non-deductible goodwill	33	0.5%	—	—	—	—
Release of valuation allowances	(24)	(0.3)%	(26)	(0.7)%	—	—
Non-U.S. earnings reinvestment changes	(113)	(1.7)%	—	—	—	—
Provision (benefit) for income taxes	$1,720	25.6%	$968	25.8%	$(270)	(47.5)%

The provision for income taxes for 2011 included a benefit of $113 million due to repatriation of non-U.S. earnings with available foreign tax credits in excess of the U.S. tax liability on the dividends and a $24 million benefit for the release of a valuation allowance against the deferred tax assets of certain non-U.S. entities due to tax planning actions implemented in 2011.  These benefits were offset by a charge of $41 million due to an increase in prior year unrecognized tax benefits and a negative impact of $33 million from nondeductible goodwill primarily related to the divestiture of a portion of the Bucyrus distribution business.

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

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. subsidiaries of approximately $13 billion which are considered indefinitely reinvested.  Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.  If management intentions or U.S. tax law changes in the future, there may be a significant negative impact on the provision for income taxes to record an incremental tax liability in the period the change occurs.

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

	December 31,
(Millions of dollars)	2011	2010	2009
Assets:
Deferred and refundable income taxes	$1,384	$824	$802
Noncurrent deferred and refundable income taxes	2,157	2,493	2,704
	3,541	3,317	3,506
Liabilities:
Other current liabilities	69	7	11
Other liabilities	559	141	138
Deferred income taxes—net	$2,913	$3,169	$3,357

Deferred income tax assets and liabilities:

	December 31,
(Millions of dollars)	2011	2010	2009
Deferred income tax assets:
Pension	$2,130	$1,065	$1,207
Postemployment benefits other than pensions	1,622	1,501	1,362
Tax carryforwards	821	1,117	1,185
Unrealized profit excluded from inventories	372	269	229
Warranty reserves	338	253	243
Stock based compensation	232	215	182
Post sale discounts	141	142	112
Allowance for credit losses	131	111	102
Deferred compensation	102	106	95
Other—net	645	394	396
	6,534	5,173	5,113

Deferred income tax liabilities:
Capital and intangible assets	(2,743)	(1,423)	(1,185)
Undistributed profits of non-U.S. subs	(215)	—	—
Translation	(193)	(169)	(96)
	(3,151)	(1,592)	(1,281)
Valuation allowance for deferred tax assets	(470)	(412)	(475)
Deferred income taxes—net	$2,913	$3,169	$3,357

At December 31, 2011, approximately $776 million of U.S. state tax net operating losses (NOLs) and $140 million of U.S. state tax credit carryforwards were available. The state NOLs primarily expire between 2015 and 2031.  The state tax credit carryforwards primarily expire over the next five to ten years.  We established a valuation allowance of $150 million for those state NOLs and credit carryforwards likely to expire prior to utilization.

At December 31, 2011, approximately $306 million of U.S. foreign tax credits were available to carryforward.  These credits expire in 2019 and 2020.

At December 31, 2011, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

(Millions of dollars)

2012	2013	2014	2015	2016-2032	Unlimited	Total
$4	$6	$16	$40	$256	$1,015	$1,337

A valuation allowance of $320 million has been recorded at certain non-U.S. entities that have not yet demonstrated consistent and/or sustainable profitability to support the recognition of net deferred tax assets.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, follows.

Reconciliation of unrecognized tax benefits: 1

	Years ended December 31,
(Millions of dollars)	2011	2010	2009
Balance at January 1,	$789	$761	$803

Additions for tax positions related to current year	118	21	37
Additions for tax positions related to prior years	108	59	43
Reductions for tax positions related to prior years	(30)	(49)	(45)
Reductions for settlements [2]	—	—	(61)
Reductions for expiration of statute of limitations	(27)	(3)	(16)

Balance at December 31,	$958	$789	$761

Amount that, if recognized, would impact the effective tax rate	$835	$667	$593

1           Foreign currency translation amounts are included within each line as applicable.

2           Includes cash payment or other reduction of assets to settle liability.

We classify interest and penalties on income taxes as a component of the provision for income taxes. We recognized interest and penalties of $39 million, $27 million and $(13) million during the years ended December 31, 2011, 2010 and 2009, respectively. The 2009 amount includes a benefit from adjustments for the 1995 through 1999 settlement as discussed above.  The total amount of interest and penalties accrued was $240 million, $201 million and $170 million as of December 31, 2011, 2010 and 2009, respectively.

It is reasonably possible that the amount of unrecognized tax benefits will change in the next 12 months.  The Internal Revenue Service (IRS) is currently examining U.S. tax returns for 2007 to 2009 and has completed its field examination of our tax returns for 1992 to 2006.  For tax years 1992 to 1994, we expect to litigate the unagreed adjustments related to transfer pricing.  In 2009, we reached a settlement with the IRS for tax years 1995 to 1999. For tax years 2000 to 2006, we are in the appeals process for unagreed adjustments primarily related to export tax benefits.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.  Due to the uncertainty related to the timing and potential outcome of these matters, we can not estimate the range of reasonably possible change in unrecognized tax benefits in the next 12 months.

In our major non-U.S. jurisdictions, tax years are typically subject to examination for three to eight years.

6.              Cat Financial Financing Activities

A.            Wholesale inventory receivables

Wholesale inventory receivables are receivables of Cat Financial that arise when Cat Financial provides financing for a dealer’s purchase of inventory. These receivables are included in Receivables—trade and other and Long-term receivables—trade and other in Statement 2 and were $1,990 million, $1,361 million, and $937 million at December 31, 2011, 2010 and 2009, respectively.

Contractual maturities of outstanding wholesale inventory receivables:

(Millions of dollars)

	December 31, 2011
Amounts Due In	Wholesale Installment Contracts	Wholesale Finance Leases	Wholesale Notes	Total
2012	$204	$128	$1,028	$1,360
2013	107	74	95	276
2014	72	58	59	189
2015	23	23	9	55
2016	7	9	2	18
	413	292	1,193	1,898
Guaranteed residual value	—	129	—	129
Unguaranteed residual value	—	11	—	11
Less: Unearned income	(7)	(33)	(8)	(48)
Total	$406	$399	$1,185	$1,990

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

Contractual maturities of outstanding finance receivables:
(Millions of dollars)
	December 31, 2011
Amounts Due In	Retail Installment Contracts	Retail Finance Leases	Retail Notes	Total
2012	$1,771	$3,052	$2,993	$7,816
2013	1,199	2,002	1,941	5,142
2014	772	1,070	1,261	3,103
2015	371	458	996	1,825
2016	111	211	766	1,088
Thereafter	19	125	880	1,024
	4,243	6,918	8,837	19,998
Guaranteed Residual value	—	393	—	393
Unguaranteed Residual value	—	461	—	461
Less: Unearned income	(59)	(738)	(75)	(872)
Total	$4,184	$7,034	$8,762	$19,980

Please refer to Note 17 and Table III for fair value information.

C.            Credit quality of financing receivables and allowance for credit losses

Cat Financial adopted the accounting guidance on disclosures about the credit quality of financing receivables and the allowance for credit losses as of December 31, 2010.  See Note 1K for additional information.  This guidance requires information to be disclosed at disaggregated levels, defined as portfolio segments and classes.

Cat Financial applies a systematic methodology to determine the allowance for credit losses for finance receivables.  Based upon Cat Financial’s analysis of credit losses and risk factors, portfolio segments are as follows:

•                  Customer - Finance receivables with the customer.

•                  Dealer - Finance receivables with Caterpillar dealers.

Cat Financial further evaluates portfolio segments by the class of finance receivables, which is defined as a level of information (below a portfolio segment) in which the finance receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk.  Typically, Cat Financial’s finance receivables within a geographic area have similar credit risk profiles and methods for assessing and monitoring credit risk.  Cat Financial’s classes, which align with management reporting, are as follows:

•                  North America - Finance receivables originated in the United States or Canada.

•                  Europe - Finance receivables originated in Europe, Africa, Middle East and the Commonwealth of Independent States.

•                  Asia Pacific - Finance receivables originated in Australia, New Zealand, China, Japan, South Korea and Southeast Asia, as well as large mining customers worldwide.

•                  Latin America - Finance receivables originated in Central and South American countries and Mexico.

•                  Global Power Finance - Finance receivables related to marine vessels with Caterpillar engines, for all countries and Caterpillar electrical power generation, gas compression and co-generation systems and non-Caterpillar equipment that is powered by these systems, for all countries.

Impaired loans and finance leases

For all classes, a loan or finance lease is considered impaired, based on current information and events, if it is probable that Cat Financial will be unable to collect all amounts due according to the contractual terms of the loan or finance lease.  Loans and finance leases reviewed for impairment include loans and finance leases that are past due, non-performing or in bankruptcy. Recognition of income is suspended and the loan or finance lease is placed on non-accrual status when management determines that collection of future income is not probable (generally after 120 days past due).  Accrual is resumed, and previously suspended income is recognized, when the loan or finance lease becomes contractually current and/or collection doubts are removed.  Cash receipts on impaired loans or finance leases are recorded against the receivable and then to any unrecognized income.

At December 31, 2011 and 2010, there were no impaired loans or finance leases for the Dealer portfolio segment.  The average recorded investment for impaired loans and finance leases within the dealer portfolio segment was zero during 2011 and $19 million during 2010, all of which was in the Europe finance receivable class.  As of December 31, individually impaired loans and finance leases for customers were as follows:

	As of December 31, 2011			As of December 31, 2010
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance

Impaired Loans and Finance Leases With No Allowance Recorded[1]
Customer
North America	$77	$75	$—	$87	$87	$—
Europe	5	4	—	6	4	—
Asia Pacific	12	12	—	13	13	—
Latin America	9	9	—	3	3	—
Global Power Finance	175	170	—	174	174	—
Total	$278	$270	$—	$283	$281	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$69	$64	$15	$191	$185	$44
Europe	36	33	12	62	57	15
Asia Pacific	26	26	7	27	27	7
Latin America	25	25	6	44	43	9
Global Power Finance	93	92	16	34	33	4
Total	$249	$240	$56	$358	$345	$79

Total Impaired Loans and Finance Leases
Customer
North America	$146	$139	$15	$278	$272	$44
Europe	41	37	12	68	61	15
Asia Pacific	38	38	7	40	40	7
Latin America	34	34	6	47	46	9
Global Power Finance	268	262	16	208	207	4
Total	$527	$510	$56	$641	$626	$79

1    No related allowance for credit losses due to sufficient collateral value.

	Year Ended December 31, 2011		Year Ended December 31, 2010
(Millions of dollars)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Impaired Loans and Finance Leases With No Allowance Recorded[1]
Customer
North America	$90	$4	$39	$2
Europe	5	—	7	—
Asia Pacific	13	1	9	—
Latin America	9	1	5	—
Global Power Finance	212	6	92	—
Total	$329	$12	$152	$2

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$142	$5	$271	$11
Europe	50	2	85	4
Asia Pacific	22	1	40	3
Latin America	39	2	39	3
Global Power Finance	83	—	17	—
Total	$336	$10	$452	$21

Total Impaired Loans and Finance Leases
Customer
North America	$232	$9	$310	$13
Europe	55	2	92	4
Asia Pacific	35	2	49	3
Latin America	48	3	44	3
Global Power Finance	295	6	109	—
Total	$665	$22	$604	$23

1          No related allowance for credit losses due to sufficient collateral value.

As of December 31, 2009, the impaired loans and finance leases were as follows:

(Millions of dollars)	2009
Impaired loans/finance leases for which there is a related allowance for credit losses (related allowance of $117 million)	$448
Impaired loans/finance leases for which there is no related allowance for credit losses (due to sufficient collateral value)	65
Total investment in impaired loans/finance leases as of December 31,	$513

Average investment in impaired loans/finance leases	$425

Non-accrual and past due loans and finance leases

For all classes, Cat Financial considers a loan or finance lease past due if any portion of a contractual payment is due and unpaid for more than 30 days.  Recognition of income is suspended and the loan or finance lease is placed on non-accrual status when management determines that collection of future income is not probable (generally after 120 days past due).  Accrual is resumed, and previously suspended income is recognized, when the loan or finance lease becomes contractually current and/or collection doubts are removed.

As of December 31, 2011 and 2010, there were no loans or finance leases on non-accrual status for the Dealer portfolio segment.

The investment in customer loans and finance leases on non-accrual status was as follows:

(Millions of dollars)	December 31, 2011	December 31, 2010
Customer
North America	$112	$217
Europe	58	89
Asia Pacific	36	31
Latin America	108	139
Global Power Finance	158	163
Total	$472	$639

As of December 31, 2009, the investments in loans and finance leases on non-accrual status were $678 million.

Past due loans and finance leases were as follows:

	December 31, 2011
(Millions of dollars)	31-60	61-90	91+	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$74	$39	$111	$224	$5,378	$5,602	$9
Europe	27	11	57	95	2,129	2,224	10
Asia Pacific	47	23	50	120	4,242	4,362	14
Latin America	32	15	99	146	2,339	2,485	—
Global Power Finance	14	16	125	155	2,765	2,920	25
Dealer
North America	—	—	—	—	1,689	1,689	—
Europe	—	—	—	—	57	57	—
Asia Pacific	—	—	—	—	161	161	—
Latin America	—	—	—	—	480	480	—
Global Power Finance	—	—	—	—	—	—	—
Total	$194	$104	$442	$740	$19,240	$19,980	$58

	December 31, 2010
(Millions of dollars)	31-60	61-90	91+	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$139	$44	$228	$411	$6,037	$6,448	$27
Europe	27	12	106	145	2,365	2,510	26
Asia Pacific	63	17	37	117	3,412	3,529	12
Latin America	44	16	144	204	2,222	2,426	1
Global Power Finance	18	17	54	89	2,978	3,067	25
Dealer
North America	—	—	—	—	1,291	1,291	—
Europe	—	—	—	—	41	41	—
Asia Pacific	—	—	—	—	151	151	—
Latin America	—	—	—	—	457	457	—
Global Power Finance	—	—	—	—	3	3	—
Total	$291	$106	$569	$966	$18,957	$19,923	$91

As of December 31, 2009, the investment in loans and finance leases past due over 90 days and still accruing were $134 million.

Allowance for credit loss activity

In estimating the allowance for credit losses, Cat Financial reviews loans and finance leases that are past due, non-performing or in bankruptcy.

The allowance for credit losses as of December 31 were as follows:

	December 31, 2011
(Millions of dollars)	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$357	$5	$362
Receivables written off	(210)	—	(210)
Recoveries on receivables previously written off	52	—	52
Provision for credit losses	167	1	168
Other	(6)	—	(6)
Balance at end of period	$360	$6	$366

Individually evaluated for impairment	$56	$—	$56
Collectively evaluated for impairment	304	6	310
Ending Balance	$360	$6	$366

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$527	$—	$527
Collectively evaluated for impairment	17,066	2,387	19,453
Ending Balance	$17,593	$2,387	$19,980

(Millions of dollars)	December 31, 2010	December 31, 2009
Allowance for Credit Losses:
Balance at beginning of year	$376	$391
Provision for credit losses	205	225
Receivables written off	(288)	(281)
Recoveries on receivables previously written off	51	28
Adjustment to adopt consolidation of variable-interest entities	18	—
Other—net	—	13
Balance at end of year	$362	$376

	December 31, 2010
(Millions of dollars)	Customer	Dealer	Total
Individually evaluated for impairment	$79	$—	$79
Collectively evaluated for impairment	278	5	283
Ending Balance	$357	$5	$362

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$641	$—	$641
Collectively evaluated for impairment	17,339	1,943	19,282
Ending Balance	$17,980	$1,943	$19,923

Credit quality of finance receivables

The credit quality of finance receivables is reviewed on a monthly basis.  Credit quality indicators include performing and non-performing.  Non-performing is defined as finance receivables currently over 120 days past due and/or on non-accrual status or in bankruptcy.  Finance receivables not meeting the criteria listed above are considered performing.  Non-performing receivables have the highest probability for credit loss.  The allowance for credit losses attributable to non-performing receivables is based on the most probable source of repayment, which is normally the liquidation of collateral.  In determining collateral value, Cat Financial estimates the current fair market value of the collateral and factor in credit enhancements such as additional collateral and contractual third-party guarantees.

As of December 31, the recorded investment of performing and non-performing finance receivables was as follows:

	December 31, 2011
(Millions of dollars)	Customer	Dealer	Total
Performing
North America	$5,490	$1,689	$7,179
Europe	2,166	57	2,223
Asia Pacific	4,326	161	4,487
Latin America	2,377	480	2,857
Global Power Finance	2,762	—	2,762
Total Performing	$17,121	$2,387	$19,508

Non-Performing
North America	$112	$—	$112
Europe	58	—	58
Asia Pacific	36	—	36
Latin America	108	—	108
Global Power Finance	158	—	158
Total Non-Performing	$472	$—	$472

Performing & Non-Performing
North America	$5,602	$1,689	$7,291
Europe	2,224	57	2,281
Asia Pacific	4,362	161	4,523
Latin America	2,485	480	2,965
Global Power Finance	2,920	—	2,920
Total	$17,593	$2,387	$19,980

	December 31, 2010
(Millions of dollars)	Customer	Dealer	Total
Performing
North America	$6,231	$1,291	$7,522
Europe	2,421	41	2,462
Asia Pacific	3,498	151	3,649
Latin America	2,287	457	2,744
Global Power Finance	2,904	3	2,907
Total Performing	$17,341	$1,943	$19,284

Non-Performing
North America	$217	$—	$217
Europe	89	—	89
Asia Pacific	31	—	31
Latin America	139	—	139
Global Power Finance	163	—	163
Total Non-Performing	$639	$—	$639

Performing & Non-Performing
North America	$6,448	$1,291	$7,739
Europe	2,510	41	2,551
Asia Pacific	3,529	151	3,680
Latin America	2,426	457	2,883
Global Power Finance	3,067	3	3,070
Total	$17,980	$1,943	$19,923

Troubled Debt Restructurings

A restructuring of a loan or finance lease receivable constitutes a troubled debt restructuring (TDR) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties.  Concessions granted may include extended contract maturities, inclusion of interest only periods, below market interest rates, and extended skip payment periods.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses.  The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral.  In determining collateral value, Cat Financial estimates the current fair market value of the collateral and factors in credit enhancements such as additional collateral and contractual third-party guarantees.

There were no loans or finance lease receivables modified as TDRs during the year ended December 31, 2011 for the Dealer portfolio segment.

Loan and finance lease receivables modified as TDRs during the year ended December 31, 2011, were as follows:

	Year Ended December 31, 2011
(Dollars in millions)	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Customer
North America	71	$13	$13
Europe[1]	7	44	44
Latin America	12	10	10
Global Power Finance[2,3]	35	117	117
Total[4]	125	$184	$184

[1]	One customer comprises $43 million of the $44 million pre-TDR and post-TDR outstanding recorded investment for the twelve months ended December 31, 2011.
[2]	Three customers comprise $104 million of the $117 million pre-TDR and post-TDR outstanding recorded investment for the twelve months ended December 31, 2011.
[3]

During the twelve months ended December 31, 2011, $15 million of additional funds were subsequently loaned to a borrower whose terms had been modified in a TDR. The $15 million of additional funds is not reflected in the table above. At December 31, 2011, remaining commitments to lend additional funds to a borrower whose terms have been modified in a TDR were $25 million.

[4]	Modifications include extended contract maturities, inclusion of interest only periods, below market interest rates, and extended skip payment periods.

TDRs with a payment default during the year ended December 31, 2011, which had been modified within twelve months prior to the default date, were as follows:

	Year Ended December 31, 2011
(Dollars in millions)	Number of Contracts	Post-TDR Recorded Investment
Customer
North America	48	$26
Europe	1	1
Latin America	7	4
Global Power Finance[1]	14	70
Total	70	$101

1  Two customers comprise $65 million of the $70 million post-TDR recorded investment for the twelve months ended December 31, 2011.

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

On April 25, 2011, Cat Financial exercised a clean-up call on their only outstanding asset-backed securitization transaction.  As a result, Cat Financial had no assets or liabilities related to a consolidated SPE as of  December 31, 2011.  The restricted assets (Receivables-finance, Long-term receivables-finance, Prepaid expenses and other current assets, and Other assets) of the consolidated SPEs totaled $136 million at December 31, 2010.  The liabilities (Accrued expenses and Long-term debt due within one year-Financial Products) of the consolidated SPEs totaled $73 million at December 31, 2010.

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

To maintain competitiveness in the capital markets and to have effective and efficient use of alternative funding sources, Cat Financial from time to time provided additional reserve support to previously issued asset-backed securitizations.  During the second quarter of 2009, Cat Financial deposited $80 million into supplemental reserve accounts for the securitization transactions to maintain the credit ratings assigned to the transactions, as loss experiences were higher than anticipated primarily due to the adverse economic conditions in the U.S.  Due to the significant value of the deposit in second quarter of 2009, written consent was obtained from the third-party beneficial interest holders of the securitization transactions.  At the time, the QSPE conditions were reviewed and the trusts continued to maintain QSPE status.  These deposits resulted in an increase in Cat Financial’s retained interests.

As of December 31, 2009, the fair value of the retained interests in all securitizations of retail finance receivables outstanding totaled $102 million (cost basis of $107 million).  The fair value of the retained interests as of December 31, 2009 that have been in a continuous unrealized loss position for twelve months or longer totaled $102 million (cost basis of $107 million).  Key assumptions used to determine the fair value of the retained interests were:

December 31, 2009
Cash flow weighted average discount rates on retained interests	7.7% to 12.4%
Weighted-average maturity in months	22
Expected prepayment rate	18.0%
Expected credit losses	4.7% to 4.8%

During 2009, the assumptions used to determine the expected cash flows for Cat Financial’s securitization transactions were revised, which resulted in other-than-temporary impairments to earnings of $34 million.  The impairments recognized in earnings were primarily driven by an increase in the credit loss assumption due to the continuing adverse economic conditions in the U.S.  The noncredit related losses of $12 million for the year ended December 31, 2009, recorded in Accumulated other comprehensive income (loss) were primarily driven by changes in discount rates.

Cat Financial also retained servicing responsibilities and received a servicing fee of approximately one percent of the remaining value of the finance receivables.

Cash flows from retail securitizations:

Year ended
(Millions of dollars)	December 31, 2009
Purchases of contracts through clean-up calls	$95
Servicing fees received	$6
Other cash flows received on retained interests	$10

Characteristics of securitized retail receivables:

Year ended
(Millions of dollars)	December 31, 2009
Total securitized principal balance at December 31,	$346
Average securitized principal balance for the year ended December 31,	$583
Loans > 30 days past due at year ended December 31,	$62
Net credit losses during the year	$36

E.    Sales and Servicing of Trade Receivables

Our Machinery and Power Systems operations generate trade receivables from the sale of inventory to dealers and customers. Certain of these receivables are sold to Cat Financial.

During 2009, Cat Financial sold interests in a certain pool of trade receivables through a revolving structure to third-party commercial paper conduits, which are asset-backed commercial paper issuers that are SPEs of the sponsor bank and are not consolidated by Cat Financial.  Cat Financial services the sold trade receivables and receives an annual servicing fee of approximately 0.5 percent of the average outstanding principal balance. Consolidated expenses of $4 million related to the sale of trade receivables were recognized during 2009, and are included in Other income (expense) in Statement 1.

As of December 31, 2011, 2010 and 2009, there were no outstanding trade receivables sold to the third-party commercial paper conduits.

The cash collections from this pool of trade receivables are first applied to satisfy any obligations of Cat Financial to the third-party commercial paper conduits. The third-party commercial paper conduits have no recourse to Cat Financial’s assets, other than the remaining interest, for failure of debtors to pay when due.

Cash flows from sale of trade receivables:

Year ended December 31,
(Millions of dollars)	2009
Cash proceeds from sales of receivables to the conduits	$887
Servicing fees received	$1
Cash flows received on the interests that continue to be held	$7,548

7.     Inventories

Inventories (principally using the LIFO method) are comprised of the following:

	December 31,
(Millions of dollars)	2011	2010	2009
Raw materials	$3,872	$2,766	$1,979
Work-in-process	2,845	1,483	656
Finished goods	7,570	5,098	3,465
Supplies	257	240	260
Total inventories	$14,544	$9,587	$6,360

We had long-term material purchase obligations of approximately $1,628 million at December 31, 2011.

During 2009 inventory quantities were reduced.  This reduction resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs.  In 2009, the effect of this reduction of inventory decreased Cost of goods sold in Statement 1 by approximately $300 million and increased Profit by approximately $240 million or $0.39 per share.  There were no significant LIFO liquidations during 2011 or 2010.

8.    Property, plant and equipment

	December 31,
(Millions of dollars)	Useful Lives (Years)	2011	2010	2009
Land	—	$753	$682	$639
Buildings and land improvements	20-45	5,857	5,174	4,914
Machinery, equipment and other	3-10	14,435	13,414	12,917
Equipment leased to others	1-10	4,285	4,444	4,717
Construction-in-process	—	1,996	1,192	1,034

Total property, plant and equipment, at cost		27,326	24,906	24,221
Less: Accumulated depreciation		(12,931)	(12,367)	(11,835)
Property, plant and equipment—net		$14,395	$12,539	$12,386

We had commitments for the purchase or construction of capital assets of approximately $746 million at December 31, 2011.

Assets recorded under capital leases 1:

	December 31,
(Millions of dollars)	2011	2010	2009
Gross capital leases [2]	$131	$251	$493
Less: Accumulated depreciation	(75)	(134)	(258)
Net capital leases	$56	$117	$235

1 Included in Property, plant and equipment table above.

2 Consists primarily of machinery and equipment.

At December 31, 2011, scheduled minimum rental payments on assets recorded under capital leases were:

(Millions of dollars)

2012	2013	2014	2015	2016	Thereafter
$19	$14	$8	$4	$2	$18

Equipment leased to others (primarily by Cat Financial):

	December 31,
(Millions of dollars)	2011	2010	2009
Equipment leased to others—at original cost	$4,285	$4,444	$4,717
Less: Accumulated depreciation	(1,406)	(1,533)	(1,616)
Equipment leased to others—net	$2,879	$2,911	$3,101

At December 31, 2011, scheduled minimum rental payments to be received for equipment leased to others were:

(Millions of dollars)

2012	2013	2014	2015	2016	Thereafter
$739	$509	$296	$150	$53	$27

9.     Investments in unconsolidated affiliated companies

Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a lag of 3 months or less) was as follows:

Results of Operations of unconsolidated affiliated companies:

	Years ended December 31,
(Millions of dollars)	2011	2010	2009
Results of Operations:
Sales	$966	$812	$569
Cost of sales	797	627	434
Gross profit	$169	$185	$135

Profit (loss)	$(46)	$(36)	$(39)

Financial Position of unconsolidated affiliated companies:

	December 31,
(Millions of dollars)	2011[1]	2010	2009
Financial Position:
Assets:
Current assets	$345	$414	$223
Property, plant and equipment—net	200	196	219
Other assets	9	39	5
	554	649	447
Liabilities:
Current liabilities	220	274	250
Long-term debt due after one year	72	72	41
Other liabilities	17	40	17
	309	386	308
Equity	$245	$263	$139

1 The decrease is due to the sale of our ownership in NC2 Global LLC (NC2), which occurred on September 29, 2011.

Caterpillar’s investments in unconsolidated affiliated companies:

	December 31,
(Millions of dollars)	2011	2010	2009
Investments in equity method companies	$111	$135	$70
Plus: Investments in cost method companies	22	29	35
Total investments in unconsolidated affiliated companies	$133	$164	$105

At December 31, 2011, consolidated Profit employed in the business in Statement 2 included no net undistributed profits of the unconsolidated affiliated companies.

10.  Intangible assets and goodwill

A.	Intangible assets

Intangible assets are comprised of the following:

		December 31, 2011
(Millions of dollars)	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,811	$(213)	$2,598
Intellectual property	11	1,794	(244)	1,550
Other	11	299	(97)	202
Total finite-lived intangible assets	13	4,904	(554)	4,350
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$4,922	$(554)	$4,368

		December 31, 2010
(Millions of dollars)	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	17	$630	$(108)	$522
Intellectual property	9	306	(166)	140
Other	13	197	(72)	125
Total finite-lived intangible assets	14	1,133	(346)	787
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$1,151	$(346)	$805

		December 31, 2009
(Millions of dollars)	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	18	$396	$(75)	$321
Intellectual property	10	211	(143)	68
Other	11	130	(54)	76
Total intangible assets	15	$737	$(272)	$465

During 2011, we acquired finite-lived intangible assets aggregating $4,167 million primarily due to purchases of Bucyrus International, Inc. ($3,901 million), Pyroban Group Ltd. ($41 million) and MWM Holding GmbH ($221 million).  See Note 23 for details on these business combinations.

As described in Note 25, we sold customer relationship intangibles of $63 million associated with the divestiture of a portion of the Bucyrus distribution business in December 2011.  Additionally, $186 million of customer relationship intangibles were classified as held for sale at December 31, 2011, and are not included in the table above.

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

Amortization expense related to intangible assets was $233 million, $76 million and $61 million for 2011, 2010 and 2009, respectively.

Amortization expense related to intangible assets is expected to be:

(Millions of dollars)

2012	2013	2014	2015	2016	Thereafter
$389	$382	$379	$373	$364	$2,481

B.   Goodwill

During 2011, we acquired net assets with related goodwill aggregating $5,026 million primarily due to purchases of Bucyrus International, Inc. ($4,616 million), Pyroban Group Ltd. ($23 million) and MWM Holding GmbH ($387 million).  See Note 23 for details on the acquisition of these assets.

During 2010, we acquired net assets with related goodwill of $286 million as part of the purchase of EMD.  In 2010, we also acquired net assets with related goodwill as part of the purchases of FCM ($17 million), GE Transportation’s Inspection Products business ($15 million), JCS ($8 million) and other acquisitions ($8 million).  See Note 23 for details on the acquisition of these assets.

See Note 1L regarding the accounting policy for goodwill and impairment testing.  No goodwill was impaired during 2011 or  2010.  As described in Note 25, goodwill of $113 million was allocated to divestitures, primarily related to the divestiture of a portion of the Bucyrus distribution business in December 2011.  No goodwill was disposed of in 2010 or 2009.

The 2009 annual impairment test, completed in the fourth quarter, indicated the fair value of each of our reporting units was above its respective carrying value with the exception of our Forest Products reporting unit, included in the Resource Industries segment.  Because the carrying value of Forest Products exceeded its fair value, step two in the impairment test process was required.  We allocated the fair value to the unit’s assets and liabilities and determined the implied fair value of the goodwill was insignificant.  Accordingly, a goodwill impairment charge of $22 million for Forest Products was recognized in Other operating (income) expense in Statement 1.  The primary factor contributing to the impairment was the historic decline in demand for purpose built forest product machines caused by the significant reduction in U.S. housing construction, lower prices for pulp, paper, and wood product commodities, and reduced capital availability in the forest products industry.

As discussed in Note 22 — Segment Information, during the first quarter of 2011, we revised our reportable segments in line with the changes to our organizational structure that were announced during 2010.  Our reporting units did not significantly change as a result of the changes to our reportable segments.

The changes in carrying amount of goodwill by reportable segment for the years ended December 31, 2011, 2010 and 2009 were as follows:

(Millions of dollars)	Construction Industries	Resource Industries	Power Systems	Other[1]	Consolidated Total
Balance at January 1, 2009	$319	$66	$1,747	$129	$2,261
Impairments	—	(22)	—	—	(22)
Other adjustments[2]	23	3	4	—	30
Balance at December 31, 2009	342	47	1,751	129	2,269
Business combinations	5	3	326	—	334
Other adjustments[2]	10	1	—	—	11
Balance at December 31, 2010	357	51	2,077	129	2,614
Business combinations	—	4,616	410	—	5,026
Business divestitures[3]	—	(101)	—	(12)	(113)
Held for sale[3]	—	(296)	—	—	(296)
Other adjustments[2]	21	(171)	(1)	—	(151)
Balance at December 31, 2011	$378	$4,099	$2,486	$117	$7,080

1      Includes all other operating segments (See Note 22).

2      Other adjustments are comprised primarily of foreign currency translation.

3      See Note 25 for additional information.

11.  Available-for-sale securities

We have investments in certain debt and equity securities, primarily at Cat Insurance, that have been classified as available-for-sale and recorded at fair value based upon quoted market prices.  These investments are primarily included in Other assets in Statement 2.  Unrealized gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity (Accumulated other comprehensive income (loss) in Statement 2).  Realized gains and losses on sales of investments are generally determined using the FIFO (first-in, first-out) method for debt instruments and the specific identification method for equity securities.  Realized gains and losses are included in Other income (expense) in Statement 1.

	December 31, 2011			December 31, 2010			December 31, 2009
(Millions of dollars)	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value
Government debt
U.S. treasury bonds	$10	$—	$10	$12	$—	$12	$14	$—	$14
Other U.S. and non-U.S. government bonds	90	2	92	76	1	77	65	—	65

Corporate bonds
Corporate bonds	542	30	572	481	30	511	455	20	475
Asset-backed securities	112	(1)	111	136	—	136	141	(7)	134

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	297	13	310	258	15	273	295	13	308
Residential mortgage-backed securities	33	(3)	30	43	(3)	40	61	(10)	51
Commercial mortgage-backed securities	142	3	145	164	4	168	175	(13)	162

Equity securities
Large capitalization value	127	21	148	100	22	122	76	13	89
Smaller company growth	22	7	29	23	8	31	19	5	24
Total	$1,375	$72	$1,447	$1,293	$77	$1,370	$1,301	$21	$1,322

During 2011, 2010 and 2009, charges for other-than-temporary declines in the market values of securities were $5 million, $3 million and $12 million, respectively.  These charges were accounted for as a realized loss and were included in Other income (expense) in Statement 1.  The cost basis of the impacted securities was adjusted to reflect these charges.

Investments in an unrealized loss position that are not other-than-temporarily impaired:

	December 31, 2011
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Corporate bonds	$54	$1	$1	$—	$55	$1
Asset-backed securities	1	—	20	5	21	5

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	51	1	—	—	51	1
Residential mortgage-backed securities	3	—	18	3	21	3
Commercial mortgage-backed securities	15	—	8	1	23	1

Equity securities
Large capitalization value	36	5	6	1	42	6
Smaller company growth	4	1	—	—	4	1
Total	$164	$8	$53	$10	$217	$18

1 Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:

	December 31, 2010
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Asset-backed securities	$19	$—	$19	$4	$38	$4

Mortgage-backed debt securities
Residential mortgage-backed securities	2	—	25	4	27	4
Commercial mortgage-backed securities	3	—	14	1	17	1

Equity securities
Large capitalization value	14	1	12	2	26	3
Total	$38	$1	$70	$11	$108	$12

1  Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:

	December 31, 2009
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Corporate bonds	$25	$—	$10	$1	$35	$1
Asset-backed securities	4	1	44	10	48	11

Mortgage-backed debt securities
Residential mortgage-backed securities	—	—	49	10	49	10
Commercial mortgage-backed securities	24	—	73	14	97	14

Equity securities
Large capitalization value	2	—	23	3	25	3
Total	$55	$1	$199	$38	$254	$39

1  Indicates length of time that individual securities have been in a continuous unrealized loss position.

Corporate Bonds.  The unrealized losses on our investments in corporate bonds and asset-backed securities relate primarily to changes in interest rates and credit-related yield spreads since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell the investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2011.

Mortgage-Backed Debt Securities.  The unrealized losses on our investments in mortgage-backed securities and mortgage-related asset-backed securities relate primarily to the continuation of elevated housing delinquencies and default rates, risk aversion and credit-related yield spreads since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell these investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2011.

Equity Securities.  Cat Insurance maintains a well-diversified equity portfolio consisting of two specific mandates:  large capitalization value stocks and smaller company growth stocks.  U.S. equity valuations remained volatile during 2011 on ongoing concerns over the European debt crisis.  In each case where unrealized losses exist, the respective company’s management is taking corrective action in order to increase shareholder value.   We do not consider these investments to be other-than-temporarily impaired as of December 31, 2011.

The cost basis and fair value of the available-for-sale debt securities at December 31, 2011, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

(Millions of dollars)	Cost Basis	Fair Value
Due in one year or less	$69	$70
Due after one year through five years	479	493
Due after five years through ten years	152	171
Due after ten years	54	51
U.S. agency mortgage-backed securities	297	310
Residential mortgage-backed securities	33	30
Commercial mortgage-backed securities	142	145
Total debt securities — available-for-sale	$1,226	$1,270

Sales of Securities

	Years Ended December 31,
(Millions of dollars)	2011	2010	2009
Proceeds from the sale of available-for-sale securities	$247	$228	$291
Gross gains from the sale of available-for-sale securities	$4	$10	$9
Gross losses from the sale of available-for-sale securities	$1	$1	$10

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

As discussed in Note 26, during 2009 voluntary and involuntary separation programs impacted employees participating in certain U.S. and non-U.S. pension and other postretirement benefit plans.  Due to the significance of these events, certain plans were re-measured as follows:

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

In March 2009, we amended our U.S. support and management other postretirement benefit plan.  Beginning in 2010, certain retirees age 65 and older enrolled in individual health plans that work with Medicare and will no longer participate in a Caterpillar-sponsored group health plan.  In addition, Caterpillar began funding a tax-advantaged Health Reimbursement Arrangement (HRA) to assist the retirees with medical expenses.  The plan amendment required a plan re-measurement as of March 31, 2009, which resulted in a decrease in our Liability for postemployment benefits of $432 million and an increase in Accumulated other comprehensive income (loss) of $272 million, net of tax.  The plan was further amended in December 2009 to define the HRA benefit that active employees will receive once they are retired and reach age 65.  The plan was re-measured at year-end 2009 and the December amendment resulted in a decrease in our Liability for postemployment benefits of $101 million and an increase in Accumulated other comprehensive income (loss) of $64 million, net of tax.  These decreases will be amortized into earnings on a straight-line basis over approximately 7 years, the average remaining service period of active employees in the plan.  The amendments reduced other postretirement benefits expense by approximately $110 million in 2011 and 2010 and $60 million in 2009.

As announced in August 2010, on January 1, 2011, our retirement benefits for U.S. support and management employees began transitioning from defined benefit pension plans to defined contribution plans.  The transition date was determined for each employee based upon age and years of service or proximity to retirement.  Pension benefit accruals were frozen for certain employees on December 31, 2010, and will freeze for remaining employees on December 31, 2019.  As of these dates employees will move to the new retirement benefit that will provide a frozen pension benefit and a 401(k) plan that will include a matching contribution and a new annual employer contribution.  The plan change required a re-measurement as of August 31,

2010, which resulted in an increase in our Liability for postemployment benefits of $1.32 billion and a decrease in Accumulated other comprehensive income (loss) of $831 million net of tax.  The increase in the liability was due to a decline in the discount rate and lower than expected asset returns at the re-measurement date.  Curtailment expense of $28 million was also recognized in 2010 as a result of the plan change.

In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care and Education Reconciliation Act of 2010 (H.R. 4872) which amends certain provisions of the PPACA were signed into law. As discussed in Note 5, the Medicare Part D retiree drug subsidies effectively become taxable beginning in 2013.

A.   Benefit Obligations

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Change in benefit obligation:
Benefit obligation, beginning of year	$13,024	$12,064	$11,493	$3,867	$3,542	$3,219	$5,184	$4,537	$5,017
Service cost	158	210	176	115	92	86	84	68	70
Interest cost	651	652	688	182	162	146	253	245	280
Plan amendments	1	4	—	(24)	35	—	(121)	—	(549)
Actuarial losses (gains)	1,635	1,140	380	312	153	45	306	602	(58)
Foreign currency exchange rates	—	—	—	(32)	34	322	(19)	14	29
Participant contributions	—	—	—	9	9	10	44	45	51
Benefits paid - gross	(823)	(820)	(796)	(187)	(168)	(212)	(388)	(379)	(390)
Less: federal subsidy on benefits paid	—	—	—	—	—	—	14	15	21
Curtailments, settlements and special termination benefits	(3)	(235)	123	(83)	(52)	(74)	(6)	—	66
Acquisitions / other[1]	139	9	—	140	60	—	30	37	—
Benefit obligation, end of year	$14,782	$13,024	$12,064	$4,299	$3,867	$3,542	$5,381	$5,184	$4,537
Accumulated benefit obligation, end of year	$14,055	$12,558	$11,357	$3,744	$3,504	$3,082

Weighted-average assumptions used to determine benefit obligation:
Discount rate[2]	4.3%	5.1%	5.7%	4.3%	4.6%	4.8%	4.3%	5.0%	5.6%
Rate of compensation increase[2]	4.5%	4.5%	4.5%	3.9%	4.2%	4.2%	4.4%	4.4%	4.4%

1  See Note 23 regarding the acquisitions of Electro-Motive Diesel in 2010 and Bucyrus International in 2011.

2  End of year rates are used to determine net periodic cost for the subsequent year. See Note 12E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage- point increase	One-percentage- point decrease
Effect on 2011 service and interest cost components of other postretirement benefit cost	$28	$(23)
Effect on accumulated postretirement benefit obligation	$328	$(277)

B.    Plan Assets

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Change in plan assets:
Fair value of plan assets, beginning of year	$10,760	$9,029	$6,745	$2,880	$2,797	$2,175	$996	$1,063	$1,042
Actual return on plan assets	(270)	1,628	2,194	(83)	193	390	(45)	129	266
Foreign currency exchange rates	—	—	—	(1)	17	243	—	—	—
Company contributions[1]	212	919	886	234	58	263	207	138	94
Participant contributions	—	—	—	9	9	10	44	45	51
Benefits paid	(823)	(820)	(796)	(187)	(168)	(212)	(388)	(379)	(390)
Settlements and special termination benefits	—	—	—	(41)	(51)	(72)	—	—	—
Acquisitions / other[2]	118	4	—	7	25	—	—	—	—
Fair value of plan assets, end of year	$9,997	$10,760	$9,029	$2,818	$2,880	$2,797	$814	$996	$1,063

1  Includes $650 million of Caterpillar stock contributed to U.S. pension plans in 2009.

2  See Note 23 regarding the acquisitions of Electro-Motive Diesel in 2010 and Bucyrus International in 2011.

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

In general, our non-U.S. pension target asset allocations reflect our investment strategy of maximizing the long-term rate of return on plan assets and the resulting funded status, within an appropriate level of risk.  The weighted-average target allocations for the non-U.S. pension plans are 58% equities, 34% debt securities, 6% real estate and 2% other.  The target allocations for each plan vary based upon local statutory requirements, demographics of plan participants and funded status.  Plan assets are primarily invested in non-U.S. securities.

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

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.  The plans do not engage in derivative contracts for speculative purposes.

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

•                  Real estate is stated at the fund’s net asset value or at appraised value.

•                  Cash, short-term instruments and other are based on the carrying amount, which approximated fair value, or at the fund’s net asset value.

The fair value of the pension and other postretirement benefit plan assets by category is summarized below:

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,314	$—	$77	$4,391
Non-U.S. equities	2,366	—	—	2,366

Fixed income securities:
U.S. corporate bonds	—	1,178	35	1,213
Non-U.S. corporate bonds	—	143	6	149
U.S. government bonds	—	462	7	469
U.S. governmental agency mortgage-backed securities	—	891	3	894
Non-U.S. government bonds	—	31	—	31

Real estate	—	—	8	8

Cash, short-term instruments and other	48	428	—	476
Total U.S. pension assets	$6,728	$3,133	$136	$9,997

	December 31, 2010
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,975	$1	$46	$5,022
Non-U.S. equities	2,884	—	4	2,888

Fixed income securities:
U.S. corporate bonds	—	1,412	38	1,450
Non-U.S. corporate bonds	—	92	1	93
U.S. government bonds	—	299	5	304
U.S. governmental agency mortgage-backed securities	—	634	4	638
Non-U.S. government bonds	—	22	—	22

Real estate	—	—	10	10

Cash, short-term instruments and other	70	263	—	333
Total U.S. pension assets	$7,929	$2,723	$108	$10,760

	December 31, 2009
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,634	$2	$17	$4,653
Non-U.S. equities	1,803	—	34	1,837

Fixed income securities:
U.S. corporate bonds	—	1,179	56	1,235
Non-U.S. corporate bonds	—	70	1	71
U.S. government bonds	—	323	—	323
U.S. governmental agency mortgage-backed securities	—	562	—	562
Non-U.S. government bonds	—	9	—	9

Real estate	—	—	10	10

Cash, short-term instruments and other	113	216	—	329
Total U.S. pension assets	$6,550	$2,361	$118	$9,029

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$356	$1	$—	$357
Non-U.S. equities	822	84	—	906
Global equities[1]	198	40	—	238

Fixed income securities:
U.S. corporate bonds	—	16	4	20
Non-U.S. corporate bonds	—	395	5	400
U.S. government bonds	—	3	—	3
Non-U.S. government bonds	—	200	—	200
Global fixed income[1]	—	363	—	363

Real estate	—	100	97	197

Cash, short-term instruments and other[2]	109	25	—	134
Total non-U.S. pension assets	$1,485	$1,227	$106	$2,818

	December 31, 2010
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$359	$—	$—	$359
Non-U.S. equities	916	90	1	1,007
Global equities[1]	153	37	—	190

Fixed income securities:
U.S. corporate bonds	—	18	2	20
Non-U.S. corporate bonds	—	374	5	379
U.S. government bonds	—	5	—	5
Non-U.S. government bonds	—	163	1	164
Global fixed income[1]	—	374	—	374

Real estate	—	89	90	179

Cash, short-term instruments and other[2]	61	107	35	203
Total non-U.S. pension assets	$1,489	$1,257	$134	$2,880

	December 31, 2009
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$330	$—	$—	$330
Non-U.S. equities	863	84	5	952
Global equities[1]	144	14	—	158

Fixed income securities:
U.S. corporate bonds	—	22	1	23
Non-U.S. corporate bonds	—	355	11	366
U.S. government bonds	—	1	—	1
Non-U.S. government bonds	—	156	2	158
Global fixed income[1]	—	361	—	361

Real estate	—	80	71	151

Cash, short-term instruments and other[2]	107	139	51	297
Total non-U.S. pension assets	$1,444	$1,212	$141	$2,797

1  Includes funds that invest in both U.S. and non-U.S. securities.

2  Includes funds that invest in multiple asset classes, hedge funds and other.

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$410	$—	$—	$410
Non-U.S. equities	191	—	—	191

Fixed income securities:
U.S. corporate bonds	—	67	—	67
Non-U.S. corporate bonds	—	8	—	8
U.S. government bonds	—	21	—	21
U.S. governmental agency mortgage-backed securities	—	47	—	47
Non-U.S. government bonds	—	1	—	1

Cash, short-term instruments and other	4	65	—	69
Total other postretirement benefit assets	$605	$209	$—	$814

	December 31, 2010
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$512	$—	$—	$512
Non-U.S. equities	289	—	—	289

Fixed income securities:
U.S. corporate bonds	—	79	—	79
Non-U.S. corporate bonds	—	6	—	6
U.S. government bonds	—	14	—	14
U.S. governmental agency mortgage-backed securities	—	43	—	43
Non-U.S. government bonds	—	1	—	1

Cash, short-term instruments and other	19	33	—	52
Total other postretirement benefit assets	$820	$176	$—	$996

	December 31, 2009
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$531	$—	$—	$531
Non-U.S. equities	273	6	—	279

Fixed income securities:
U.S. corporate bonds	—	95	—	95
Non-U.S. corporate bonds	—	8	—	8
U.S. government bonds	—	24	—	24
U.S. governmental agency mortgage-backed securities	—	54	—	54
Non-U.S. government bonds	—	1	—	1

Cash, short-term instruments and other	19	52	—	71
Total other postretirement benefit assets	$823	$240	$—	$1,063

Below are roll-forwards of assets measured at fair value using Level 3 inputs for the years ended December 31, 2011, 2010 and 2009.  These instruments were valued using pricing models that, in management’s judgment, reflect the assumptions a marketplace participant would use.

(Millions of dollars)	Equities	Fixed Income	Real Estate	Other
U.S. Pension
Balance at December 31, 2008	$16	$73	$9	$—
Unrealized gains (losses)	3	34	1	—
Realized gains (losses)	—	(2)	—	—
Purchases, issuances and settlements	31	(12)	—	—
Transfers in and/or out of Level 3	1	(36)	—	—
Balance at December 31, 2009	$51	$57	$10	$—
Unrealized gains (losses)	11	1	—	—
Realized gains (losses)	(1)	3	—	—
Purchases, issuances and settlements	32	(9)	—	—
Transfers in and/or out of Level 3	(43)	(4)	—	—
Balance at December 31, 2010	$50	$48	$10	$—
Unrealized gains (losses)	(4)	(2)	(2)	—
Realized gains (losses)	1	—	—	—
Purchases, issuances and settlements	30	17	—	—
Transfers in and/or out of Level 3	—	(12)	—	—
Balance at December 31, 2011	$77	$51	$8	$—

Non-U.S. Pension
Balance at December 31, 2008	$—	$5	$61	$67
Unrealized gains (losses)	2	1	10	63
Realized gains (losses)	—	—	—	(41)
Purchases, issuances and settlements	3	6	—	(38)
Transfers in and/or out of Level 3	—	2	—	—
Balance at December 31, 2009	$5	$14	$71	$51
Unrealized gains (losses)	(1)	—	7	1
Realized gains (losses)	1	—	—	5
Purchases, issuances and settlements	(2)	(3)	12	(22)
Transfers in and/or out of Level 3	(2)	(3)	—	—
Balance at December 31, 2010	$1	$8	$90	$35
Unrealized gains (losses)	—	1	7	—
Realized gains (losses)	—	—	—	3
Purchases, issuances and settlements	(1)	—	—	(38)
Transfers in and/or out of Level 3	—	—	—	—
Balance at December 31, 2011	$—	$9	$97	$—

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

	U.S. Pension Benefits[1]			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2011	2010	2009[2]	2011	2010	2009	2011	2010	2009
Caterpillar Inc. common stock	$653	$779	$1,016	$1	$2	$1	$1	$3	$1

1  Amounts represent 7% of total plan assets for 2011 and 2010 and 11% of total plan assets for 2009.

2  Includes $650 million of Caterpillar stock contributed to U.S. pension plans in 2009.

C.    Funded status

The funded status of the plans, reconciled to the amount reported on Statement 2, is as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2011	2010	2009	2011	2010	2009	2011	2010	2009
End of Year
Fair value of plan assets	$9,997	$10,760	$9,029	$2,818	$2,880	$2,797	$814	$996	$1,063
Benefit obligations	14,782	13,024	12,064	4,299	3,867	3,542	5,381	5,184	4,537
Over (under) funded status recognized in financial position	$(4,785)	$(2,264)	$(3,035)	$(1,481)	$(987)	$(745)	$(4,567)	$(4,188)	$(3,474)

Components of net amount recognized in financial position:
Other assets (non-current asset)	$—	$—	$—	$3	$4	$22	$—	$—	$—
Accrued wages, salaries and employee benefits (current liability)	(21)	(18)	(17)	(26)	(18)	(18)	(171)	(171)	(113)
Liability for postemployment benefits (non-current liability)	(4,764)	(2,246)	(3,018)	(1,458)	(973)	(749)	(4,396)	(4,017)	(3,361)
Net liability recognized	$(4,785)	$(2,264)	$(3,035)	$(1,481)	$(987)	$(745)	$(4,567)	$(4,188)	$(3,474)

Amounts recognized in Accumulated other comprehensive income (pre-tax) consist of:
Net actuarial loss (gain)	$7,044	$4,795	$5,132	$1,712	$1,273	$1,200	$1,495	$1,195	$659
Prior service cost (credit)	63	83	132	15	43	8	(188)	(122)	(177)
Transition obligation (asset)	—	—	—	—	—	—	5	7	9
Total	$7,107	$4,878	$5,264	$1,727	$1,316	$1,208	$1,312	$1,080	$491

The estimated amounts that will be amortized from Accumulated other comprehensive income (loss) at December 31, 2011 into net periodic benefit cost (pre-tax) in 2012 are as follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Actuarial loss (gain)	$496	$94	$101
Prior service cost (credit)	20	1	(68)
Transition obligation (asset)	—	—	2
Total	$516	$95	$35

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

	U.S. Pension Benefits at Year-end			Non-U.S. Pension Benefits at Year-end
(Millions of dollars)	2011	2010	2009	2011	2010	2009
Projected benefit obligation	$(14,782)	$(13,024)	$(12,064)	$(4,293)	$(3,846)	$(3,350)
Accumulated benefit obligation	$(14,055)	$(12,558)	$(11,357)	$(3,738)	$(3,485)	$(2,933)
Fair value of plan assets	$9,997	$10,760	$9,029	$2,809	$2,855	$2,584

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. Pension Benefits at Year-end			Non-U.S. Pension Benefits at Year-end
(Millions of dollars)	2011	2010	2009	2011	2010	2009
Projected benefit obligation	$(14,782)	$(13,024)	$(12,064)	$(4,112)	$(3,452)	$(1,594)
Accumulated benefit obligation	$(14,055)	$(12,558)	$(11,357)	$(3,600)	$(3,179)	$(1,503)
Fair value of plan assets	$9,997	$10,760	$9,029	$2,661	$2,514	$1,145

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans.

D.    Expected cash flow

Information about the expected cash flow for the pension and other postretirement benefit plans is as follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Employer contributions:
2012 (expected)	$570	$430	$200

Expected benefit payments:
2012	$840	$190	$370
2013	850	180	380
2014	860	190	390
2015	870	200	390
2016	880	200	400
2017-2021	4,540	1,000	2,040
Total	$8,840	$1,960	$3,970

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

(Millions of dollars)	2012	2013	2014	2015	2016	2017-2021	Total
Other postretirement benefits	$15	$15	$20	$20	$20	$110	$200

E.   Net periodic cost

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Components of net periodic benefit cost:
Service cost	$158	$210	$176	$115	$92	$86	$84	$68	$70
Interest cost	651	652	688	182	162	146	253	245	280
Expected return on plan assets	(798)	(773)	(777)	(210)	(192)	(181)	(70)	(93)	(111)
Curtailments, settlements and special termination benefits[1]	—	28	133	19	22	36	—	—	56
Amortization of:
Transition obligation (asset)	—	—	—	—	—	—	2	2	2
Prior service cost (credit)[2]	20	25	29	3	1	1	(55)	(55)	(40)
Net actuarial loss (gain)	451	385	248	74	65	35	108	33	20
Total cost included in operating profit	$482	$527	$497	$183	$150	$123	$322	$200	$277

Other changes in plan assets and benefit obligations recognized in other comprehensive income (pre-tax):
Current year actuarial loss (gain)	$2,700	$47	$(1,037)	$526	$136	$(88)	$408	$570	$(200)
Amortization of actuarial (loss) gain	(451)	(385)	(248)	(72)	(62)	(32)	(108)	(33)	(20)
Current year prior service cost (credit)	—	(24)	(10)	(25)	35	(2)	(121)	—	(537)
Amortization of prior service (cost) credit	(20)	(25)	(29)	(3)	(1)	(1)	55	55	40
Amortization of transition (obligation) asset	—	—	—	—	—	—	(2)	(2)	(2)
Total recognized in other comprehensive income	2,229	(387)	(1,324)	426	108	(123)	232	590	(719)
Total recognized in net periodic cost and other comprehensive income	$2,711	$140	$(827)	$609	$258	$—	$554	$790	$(442)

Weighted-average assumptions used to determine net cost:
Discount rate	5.1%	5.4%	6.3%	4.6%	4.8%	4.7%	5.0%	5.6%	6.3%
Expected return on plan assets[3]	8.5%	8.5%	8.5%	7.1%	7.0%	6.6%	8.5%	8.5%	8.5%
Rate of compensation increase	4.5%	4.5%	4.5%	4.1%	4.2%	3.8%	4.4%	4.4%	4.4%

[1] Curtailments, settlements and special termination benefits were recognized in Other operating (income) expenses in Statement 1.

[2] Prior service costs for both pension and other postretirement benefits are generally amortized using the straight-line method over the average remaining service period to the full retirement eligibility date of employees expected to receive benefits from the plan amendment.  For other postretirement benefit plans in which all or almost all of the plan’s participants are fully eligible for benefits under the plan, prior service costs are amortized using the straight-line method over the remaining life expectancy of those participants.

[3] The weighted-average rates for 2012 are 8.0% and 7.1% for U.S. and non-U.S. plans, respectively.

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

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1% for 2011, 2010 and 2009.  A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. To calculate the 2011 benefit expense, we assumed a weighted-average increase of 7.9% for 2011.  We expect a weighted-average increase of 7.4% during 2012.  The 2011 and 2012 rates are assumed to decrease gradually to the ultimate health care trend rate of 5.0% in 2019. This rate represents 3.0% general inflation plus 2.0% additional health care inflation.

F.    Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefit insurance and supplemental unemployment benefits to substantially all eligible U.S. employees.

G.   Defined contribution plans

We have both U.S. and non-U.S. employee defined contribution plans to help employees save for retirement. Our U.S. 401(k) plan allows eligible employees to contribute a portion of their salary to the plan on a tax-deferred basis, and we provide a matching contribution equal to 100% of employee contributions to the plan up to six percent of their compensation. Various other U.S. and non-U.S. defined contribution plans allow eligible employees to contribute a portion of their salary to the plans, and in some cases, we provide a matching contribution to the funds.

On January 1, 2011, matching contributions to our U.S. 401(k) plan changed for certain employees that are still accruing benefits under a defined benefit pension plan.  Matching contributions changed from 100% of employee contributions to the plan up to six percent of their compensation to 50% of employee contributions up to six percent of compensation.  For employees whose defined benefit pension accruals were frozen as of December 31, 2010, we began providing a new annual employer contribution in 2011, which ranges from three to five percent of compensation, depending on years of service and age.

From June 2009 to October 2010, we funded our employer matching contribution for certain U.S. defined contribution plans in Caterpillar stock, held as treasury stock.  In 2010 and 2009, we made $94 million (1.5 million shares) and $68 million (1.4 million shares) of matching contributions in Caterpillar stock, respectively.

Total company costs related to U.S. and non-U.S. defined contribution plans were as follows:

(Millions of dollars)	2011	2010	2009
U.S. plans	$219	$231	$206
Non-U.S. plans	54	39	29
	$273	$270	$235

H.   Summary of long-term liability:

	December 31,
(Millions of dollars)	2011	2010	2009
Pensions:
U.S. pensions	$4,764	$2,246	$3,018
Non-U.S. pensions	1,458	973	749
Total pensions	6,222	3,219	3,767
Postretirement benefits other than pensions	4,396	4,017	3,361
Other postemployment benefits	73	69	63
Defined contribution	265	279	229
	$10,956	$7,584	$7,420

13.  Short-term borrowings

	December 31,
(Millions of dollars)	2011	2010	2009
Machinery and Power Systems:
Notes payable to banks	$93	$204	$260
Commercial paper	—	—	173
	93	204	433
Financial Products:
Notes payable to banks	527	479	793
Commercial paper	2,818	2,710	2,162
Demand notes	550	663	695
	3,895	3,852	3,650
Total short-term borrowings	$3,988	$4,056	$4,083

The weighted-average interest rates on short-term borrowings outstanding were:

	December 31,
	2011	2010	2009
Notes payable to banks	7.2%	4.1%	4.6%
Commercial paper	1.0%	1.5%	1.2%
Demand notes	0.9%	1.1%	2.0%

Please refer to Note 17 and Table III for fair value information on short-term borrowings.

14.  Long-term debt

	December 31,
(Millions of dollars)	2011	2010	2009
Machinery and Power Systems:
Notes—6.550% due 2011	$—	$—	$251
Notes—Floating Rate (Three-month USD LIBOR plus 0.17%) due 2013	750	—	—
Notes—1.375% due 2014	750	—	—
Notes—5.700% due 2016	510	512	515
Notes—3.900% due 2021	1,245	—	—
Notes—5.200% due 2041	1,247	—	—
Debentures—9.375% due 2011	—	—	123
Debentures—7.000% due 2013	350	350	350
Debentures—7.900% due 2018	899	899	899
Debentures—9.375% due 2021	120	120	120
Debentures—8.000% due 2023	82	82	82
Debentures—6.625% due 2028	299	299	299
Debentures—7.300% due 2031	349	349	349
Debentures—5.300% due 2035 [1]	206	205	204
Debentures—6.050% due 2036	748	748	748
Debentures—8.250% due 2038	248	248	248
Debentures—6.950% due 2042	250	249	249
Debentures—7.375% due 2097	297	297	297
Capital lease obligations	46	81	211
Other	19	66	707
Total Machinery and Power Systems	8,415	4,505	5,652
Financial Products:
Commercial paper	—	—	71
Medium-term notes	15,701	14,993	15,363
Other	828	939	761
Total Financial Products	16,529	15,932	16,195
Total long-term debt due after one year	$24,944	$20,437	$21,847

[1] Debentures due in 2035 have a face value of $307 million and an effective yield to maturity of 8.56%.

All outstanding notes and debentures are unsecured and rank equally with one another.

On May 24, 2011, we issued $500 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.10%) due in 2012 and $750 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.17%) due in 2013. The interest rates for the Floating Rate Senior Notes will be reset quarterly. We also issued $750 million of 1.375% Senior Notes due in 2014, $1.25 billion of 3.90% Senior Notes due in 2021, and $1.25 billion of 5.20% Senior Notes due in 2041.

We may redeem the 1.375%, 5.70%, 3.90% and 5.20% notes and the 6.625%, 7.30%, 5.30%, 6.05%, 6.95% and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled payments of principal and interest of the notes or debentures to be redeemed. The terms of other notes and debentures do not specify a redemption option prior to maturity.

Based on Cat Financial’s medium-term note issuances subsequent to year-end, $71 million of Financial Products’ commercial paper outstanding at December 31, 2009 was classified as long-term debt due after one year. Medium-term notes are offered by prospectus and are issued through agents at fixed and floating rates. These notes have a weighted average interest rate of 3.9% with remaining maturities up to 17 years at December 31, 2011.

The aggregate amounts of maturities of long-term debt during each of the years 2012 through 2016, including amounts due within one year and classified as current, are:

	December 31,
(Millions of dollars)	2012	2013	2014	2015	2016
Machinery and Power Systems	$558	$1,118	$757	$5	$522
Financial Products	5,102	5,816	4,664	987	1,775
	$5,660	$6,934	$5,421	$992	$2,297

The above table includes $220 million of medium-term notes that can be called at par.

Interest paid on short-term and long-term borrowings for 2011, 2010 and 2009 was $1,208 million, $1,247 million and $1,411 million, respectively.

Please refer to Note 17 and Table III for fair value information on long-term debt.

15.  Credit commitments

	December 31, 2011
(Millions of dollars)	Consolidated	Machinery and Power Systems	Financial Products
Credit lines available:
Global credit facilities	$8,500	$2,000	$6,500
Other external	4,210	388	3,822
Total credit lines available	12,710	2,388	10,322
Less: Global credit facilities supporting commercial paper	(2,818)	—	(2,818)
Less: Utilized credit	(2,142)	(32)	(2,110)
Available credit	$7,750	$2,356	$5,394

We have three global credit facilities with a syndicate of banks totaling $8.5 billion (Credit Facility) available in the aggregate to both Caterpillar and Cat Financial to support their commercial paper programs in the event those programs become unavailable and for general liquidity purposes.  Based on management’s allocation decision, which can be revised from time to time, the portion of the Credit Facility available to Cat Financial as of December 31, 2011 was $6.5 billion.

•                  The 364-day facility of $2.55 billion expires in September 2012.

•                  The five-year facility of $3.86 billion expires in September 2016.

•                  The four-year facility of $2.09 billion expires in September 2014.

Other consolidated credit lines with banks as of December 31, 2011 totaled $4.21 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial may guarantee subsidiary borrowings under these lines.

At December 31, 2011, Caterpillar’s consolidated net worth was $19.50 billion, which was above the $9.00 billion required under the Credit Facility.  The consolidated net worth is defined as the consolidated stockholder’s equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2011, Cat Financial’s covenant interest coverage ratio was 1.60 to 1.  This is above the 1.15 to 1 minimum ratio calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended.

In addition, at December 31, 2011, Cat Financial’s covenant leverage ratio was 7.88 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31 required by the Credit Facility.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the bank group may terminate the commitments allocated to the party that does not meet its covenants.  Additionally, in such event, certain of Cat Financial’s other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings.  At December 31, 2011, there were no borrowings under the Credit Facility.

In 2010, we entered into a bridge facility commitment letter related to the planned acquisition of Bucyrus. The commitment letter provided for an aggregate principal amount of $8.6 billion under a one-year unsecured term loan credit facility (Bridge Facility). Also in 2010, we entered into a Bridge Loan Agreement that contains the negotiated terms and conditions originally contemplated in the commitment letter.  The Bridge Loan Agreement was terminated on July 8, 2011, to coincide with the closing date of the Bucyrus acquisition. During 2011 we paid $18 million in customary fees and expenses, compared with total payments of $46 million in 2010.

16.   Profit per share

Computations of profit per share:

(Dollars in millions except per share data)	2011	2010	2009
Profit for the period (A) [1]	$4,928	$2,700	$895
Determination of shares (in millions):
Weighted average number of common shares outstanding (B)	645.0	631.5	615.2
Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	21.1	18.9	10.8
Average common shares outstanding for fully diluted computation (C)	666.1	650.4	626.0
Profit per share of common stock:
Assuming no dilution (A/B)	$7.64	$4.28	$1.45
Assuming full dilution (A/C)	$7.40	$4.15	$1.43
Shares outstanding as of December 31 (in millions)	647.5	638.8	624.7

1   Profit attributable to common stockholders.

SARs and stock options to purchase 2,902,533, 5,228,763 and 18,577,553 common shares were outstanding in 2011, 2010 and 2009, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

17.  Fair value disclosures

A.   Fair value measurements

The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•                  Level 1 — Quoted prices for identical instruments in active markets.

•                  Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•                  Level 3 — Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

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

Guarantees

The fair value of guarantees is based on our estimate of the premium a market participant would require to issue the same guarantee in a stand-alone arms-length transaction with an unrelated party. If quoted or observable market prices are not available, fair value is based upon internally developed models that utilize current market-based assumptions.

Assets and liabilities measured on a recurring basis at fair value, primarily related to Financial Products, included in Statement 2 as of December 31, 2011, 2010 and 2009 are summarized below:

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	92	—	92

Corporate bonds
Corporate bonds	—	572	—	572
Asset-backed securities	—	111	—	111

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	—	310	—	310
Residential mortgage-backed securities	—	30	—	30
Commercial mortgage-backed securities	—	145	—	145

Equity securities
Large capitalization value	148	—	—	148
Smaller company growth	29	—	—	29
Total available-for-sale securities	187	1,260	—	1,447

Derivative financial instruments, net	—	145	—	145
Total Assets	$187	$1,405	$—	$1,592

Liabilities
Guarantees	$—	$—	$7	$7
Total Liabilities	$—	$—	$7	$7

	December 31, 2010
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$12	$—	$—	$12
Other U.S. and non-U.S. government bonds	—	77	—	77

Corporate bonds
Corporate bonds	—	511	—	511
Asset-backed securities	—	136	—	136

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	—	273	—	273
Residential mortgage-backed securities	—	40	—	40
Commercial mortgage-backed securities	—	168	—	168

Equity securities
Large capitalization value	122	—	—	122
Smaller company growth	31	—	—	31
Total available-for-sale securities	165	1,205	—	1,370

Derivative financial instruments, net	—	267	—	267
Total Assets	$165	$1,472	$—	$1,637

Liabilities
Guarantees	$—	$—	$10	$10
Total Liabilities	$—	$—	$10	$10

	December 31, 2009
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$14	$—	$—	$14
Other U.S. and non-U.S. government bonds	—	65	—	65

Corporate bonds
Corporate bonds	—	475	—	475
Asset-backed securities	—	134	—	134

Mortgage-backed debt securities
U.S. governmental agency mortgage-backed securities	—	308	—	308
Residential mortgage-backed securities	—	51	—	51
Commercial mortgage-backed securities	—	162	—	162

Equity securities
Large capitalization value	89	—	—	89
Smaller company growth	24	—	—	24
Total available-for-sale securities	127	1,195	—	1,322

Derivative financial instruments, net	—	236	—	236
Securitized retained interests	—	—	102	102
Total Assets	$127	$1,431	$102	$1,660

Liabilities
Guarantees	$—	$—	$17	$17
Total Liabilities	$—	$—	$17	$17

Below are roll-forwards of assets and liabilities measured at fair value using Level 3 inputs for the years ended December 31, 2011, 2010 and 2009.  These instruments, primarily related to Cat Financial, were valued using pricing models that, in management’s judgment, reflect the assumptions of a marketplace participant.

(Millions of dollars)	Securitized Retained Interests	Guarantees
Balance at December 31, 2008	$52	$14
Gains or losses included in earnings (realized and unrealized)	(31)	—
Changes in Accumulated other comprehensive income (loss)	6	—
Purchases, issuances and settlements	75	3
Balance at December 31, 2009	$102	$17
Adjustment to adopt accounting for variable-interest entities	(102)	—
Valuation adjustment	—	(6)
Issuance of guarantees	—	7
Expiration of guarantees	—	(8)
Balance at December 31, 2010	$—	$10
Issuance of guarantees	—	4
Expiration of guarantees	—	(7)
Balance at December 31, 2011	$—	$7

The amount of unrealized losses on securitized retained interests recognized in earnings for the year ended December 31, 2009 related to assets still held at December 31, 2009 was $28 million. These losses were reported in Revenues of Financial Products in Statement 1.  There were no unrealized losses on guarantees recognized in earnings for the years ended December 31, 2011, 2010 or 2009 related to liabilities still held at December 31, 2011, 2010 or 2009, respectively.

In addition to the amounts above, Cat Financial had impaired loans of $141 million, $171 million and $208 million for the years ended December 31, 2011, 2010 and 2009, respectively.  A loan is considered impaired when management determines that collection of contractual amounts due is not probable.  In these cases, an allowance for credit losses is established based primarily on the fair value of associated collateral.  As the collateral’s fair value is based on observable market prices and/or current appraised values, the impaired loans are classified as Level 2 measurements.

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

Long-term debt

Fair value for Machinery and Power Systems and Financial Products fixed and floating rate debt was estimated based on quoted market prices.

Please refer to the table below for the fair values of our financial instruments.

TABLE III—Fair Values of Financial Instruments

	2011		2010		2009
(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Reference
Assets at December 31,
Cash and short-term investments	$3,057	$3,057	$3,592	$3,592	$4,867	$4,867	Statement 2
Restricted cash and short-term investments	87	87	91	91	37	37	Statement 2
Available-for-sale securities	1,447	1,447	1,370	1,370	1,322	1,322	Notes 11 & 18
Finance receivables—net (excluding finance leases1)	12,689	12,516	12,568	12,480	13,077	13,234	Note 6
Wholesale inventory receivables—net (excluding finance leases1)	1,591	1,505	1,062	1,017	660	646	Note 6
Foreign currency contracts—net	—	—	63	63	192	192	Notes 3 & 18
Interest rate swaps—net	241	241	187	187	34	34	Note 3
Commodity contracts—net	—	—	17	17	10	10	Note 3
Securitized retained interests	—	—	—	—	102	102	Note 6

Liabilities at December 31,
Short-term borrowings	3,988	3,988	4,056	4,056	4,083	4,083	Note 13
Long-term debt (including amounts due within one year):
Machinery and Power Systems	8,973	10,737	5,000	5,968	5,954	6,674	Note 14
Financial Products	21,631	22,674	19,362	20,364	21,594	22,367	Note 14
Foreign currency contracts—net	89	89	—	—	—	—	Notes 3 & 18
Commodity contracts—net	7	7	—	—	—	—	Note 3
Guarantees	7	7	10	10	17	17	Note 20

1      Total excluded items have a net carrying value at December 31, 2011, 2010 and 2009 of $7,324 million, $7,292 million and $7,780 million, respectively.

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

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments, primarily included in Other assets in Statement 2, are comprised primarily of available-for-sale securities at Cat Insurance.

For derivative contracts, collateral is generally not required of the counterparties or of our company.  The company generally enters into International Swaps and Derivatives Association (ISDA) master netting agreements which permit the net settlement of amounts owed.  Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but for which we have not yet received cash payment. The master netting agreements reduce the amount of loss the company would incur should the counterparties fail to meet their obligations.  At December 31, 2011, 2010 and 2009, the maximum exposure to credit loss was $443 million, $576 million and $514 million, respectively, before the application of any master netting agreements.  Please refer to Note 17 and Table III above for fair value information.

19.  Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $429 million, $359 million, and $381 million for 2011, 2010 and 2009, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,

(Millions of dollars)

2012	2013	2014	2015	2016	Thereafter	Total
$314	$237	$196	$151	$115	$386	$1,399

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

No loss has been experienced or is anticipated under any of these guarantees. At December 31, 2011, 2010 and 2009, the related liability was $7 million, $10 million and $17 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees at December 31 are as follows:

(Millions of dollars)	2011	2010	2009
Caterpillar dealer guarantees	$140	$185	$313
Customer guarantees	186	170	226
Limited indemnity	11	17	20
Other guarantees	28	48	64
Total guarantees	$365	$420	$623

Cat Financial provides guarantees to repurchase certain loans of Caterpillar dealers from a special purpose corporation (SPC) that qualifies as a variable interest entity.  The purpose of the SPC is to provide short-term working capital loans to Caterpillar dealers.  This SPC issues commercial paper and uses the proceeds to fund its loan program.  Cat Financial has a loan purchase agreement with the SPC that obligates Cat Financial to purchase certain loans that are not paid at maturity.  Cat Financial receives a fee for providing this guarantee, which provides a source of liquidity for the SPC.  Cat Financial is the primary beneficiary of the SPC as our guarantees result in Cat Financial having both the power to direct the activities that most significantly impact the SPC’s economic performance and the obligation to absorb losses, and therefore Cat Financial has consolidated the financial statements of the SPC.  As of December 31, 2011, 2010 and 2009, the SPC’s assets of $586 million, $365 million and $231 million, respectively, are primarily comprised of loans to dealers, and the SPC’s liabilities of $586 million, $365 million and $231 million, respectively, are primarily comprised of commercial paper.  No loss has been experienced or is anticipated under this loan purchase agreement.  Cat Financial’s assets are not available to pay creditors of the SPC, except to the extent Cat Financial may be obligated to perform under the guarantee, and assets of the SPC are not available to pay Cat Financial’s creditors.

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

Cat Financial does not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding.  The amount of the unused commitments and lines of credit for dealers as of December 31, 2011, 2010 and 2009 was $6,469 million, $6,408 million and $7,312 million, respectively.  The amount of the unused commitments and lines of credit for customers as of December 31, 2011, 2010 and 2009 was $2,785 million, $2,613 million and $2,089 million, respectively.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory.  Generally, historical claim rates are based on actual warranty experience for each product by machine model/engine size.  Specific rates are developed for each product build month and are updated monthly based on actual warranty claim experience.

(Millions of dollars)	2011	2010	2009
Warranty liability, January 1	$1,035	$1,049	$1,201
Reduction in liability (payments)	(926)	(855)	(1,032)
Increase in liability (new warranties)	1,199	841	880
Warranty liability, December 31	$1,308	$1,035	$1,049

The 2009 provision includes $181 million for changes in estimates for pre-existing warranties due to higher than expected actual warranty claim experience.  These amounts for 2011 and 2010 were not significant.  During 2011, the increase in liability (new warranties) included $182 million due to the purchase of Bucyrus.

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

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is probable we will pay remedial costs at a site and those costs can be reasonably estimated, the costs are accrued against our earnings.  In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.  The amount recorded for environmental remediation is not material and is included in Accrued expenses in the Consolidated Statement of Financial Position.

We cannot reasonably estimate costs at sites in the very early stages of remediation.  Currently, we have a few sites in the very early stages of remediation, and there is no more than a remote chance that a material amount for remedial activities at any individual site, or at all sites in the aggregate, will be required.

We have disclosed certain individual legal proceedings in this filing.  Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues, environmental matters or intellectual property rights.  The aggregate range of reasonably possible losses in excess of accrued liabilities, if any, associated with these unresolved legal actions is not material.  In some cases, we cannot reasonably estimate a range of loss because there is insufficient information regarding the matter.  However, there is no more than a remote chance that any liability arising from these matters would be material.  Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated results of operations, financial position or liquidity.

On May 14, 2007, the U.S. Environmental Protection Agency (EPA) issued a Notice of Violation to Caterpillar Inc., alleging various violations of Clean Air Act Sections 203, 206 and 207. EPA claims that Caterpillar violated such sections by shipping engines and catalytic converter after-treatment devices separately, introducing into commerce a number of uncertified and/or misbuilt engines, and failing to timely report emissions-related defects.  On July 9, 2010, the Department of Justice issued a penalty demand to Caterpillar seeking a civil penalty of $3.2 million and implementation of injunctive relief involving expanded use of certain technologies. On July 28, 2011, EPA and the U.S. Department of Justice filed and lodged a civil complaint and consent decree with the U.S. District Court for the District of Columbia (Court) regarding the matter.  Caterpillar has agreed to the terms of the consent decree, which require payment of a civil penalty of $2.55 million, retirement of a small number of emissions credits and expanded defect-related reporting.  On September 7, 2011, the Court entered the consent decree, making it effective on that date, and Caterpillar has paid the penalty due to the United States in accordance with the decree terms.  Under the terms of the consent decree, and subject to a settlement agreement, $510,000 of the stipulated $2.55 million penalty will be paid to the California Air Resources Board relating to engines covered by the consent decree that were placed into service in California.

In May 2010, an incident at Caterpillar’s Gosselies, Belgium facility resulted in the release of wastewater into the Perupont River.  In coordination with local authorities, appropriate remediation measures have been taken.  In January 2011, Caterpillar learned that the public prosecutor for the Belgian administrative district of Charleroi had referred the matter to an examining magistrate of the civil court of Charleroi for further investigation.  Caterpillar cooperated fully with the Belgian authorities on this investigation.  Caterpillar understands that this investigation is complete, that no proceeding was initiated, and that no further action is contemplated.

22.  Segment information

A.   Basis for segment information

In the first quarter of 2011, we implemented revised internal financial measurements in line with changes to our organizational structure that were announced during 2010.  Our previous structure used a matrix organization comprised of multiple profit and cost center divisions.  There were twenty-five operating segments, twelve of which were reportable segments.  These segments were led by vice-presidents that were managed by Caterpillar’s Executive Office (comprised of our CEO and Group Presidents), which served as our Chief Operating Decision Maker.  As part of the strategy revision, Group Presidents were given accountability for a related set of end-to-end businesses that they manage, a significant change for the company.  The CEO allocates resources and manages performance at the Group President level.  As such, the CEO now serves as our Chief Operating Decision Maker and operating segments are primarily based on the Group President reporting structure.

Three of our operating segments, Construction Industries, Resource Industries and Power Systems, are led by Group Presidents.  One operating segment, Financial Products, is led by a Group President who has responsibility for Corporate Services.  Corporate Services is a cost center primarily responsible for the performance of certain support functions globally and to provide centralized services; it does not meet the definition of an operating segment.  One Group President leads three smaller operating segments that are included in All Other operating segments.

B.   Description of segments

We have seven operating segments, of which four are reportable segments.  Following is a brief description of our reportable segments and the business activities included in All Other operating segments:

Construction Industries:  A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications.  Responsibilities include business strategy, product design, product management and development, manufacturing, marketing, sales and product support.  The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, medium track-type tractors, track-type loaders, motor graders, pipelayers and related parts.  In addition, Construction Industries has responsibility for Power Systems and components in Japan and an integrated manufacturing cost center that supports Machinery and Power Systems businesses.  Inter-segment sales are a source of revenue for this segment.

Resource Industries:  A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support.  The product portfolio includes large track-type tractors, large mining trucks, underground mining equipment, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, compactors, select work tools, forestry products, paving products, machinery components and electronics and control systems.  In addition, Resource Industries manages areas that provide services to other parts of the company, including integrated manufacturing, research and development and coordination of the Caterpillar Production System.  On July 8, 2011, the acquisition of Bucyrus was completed.  This added the responsibility for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for electric rope shovels, draglines, hydraulic shovels, drills, highwall miners and electric drive off-highway trucks to Resource Industries.  In addition, segment profit includes Bucyrus acquisition-related costs and the impact from divestiture of a portion of the Bucyrus distribution business.  Inter-segment sales are a source of revenue for this segment.

Power Systems:  A segment primarily responsible for supporting customers using reciprocating engines, turbines and related parts across industries serving electric power, industrial, petroleum and marine applications as well as rail-related businesses.  Responsibilities include business strategy, product design, product management and development, manufacturing, marketing, sales and product support of reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and petroleum industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the business strategy, product design, product management and development, manufacturing, marketing, sales and product support of turbines and turbine related services; the business strategy, product design, product management and development, manufacturing, remanufacturing, maintenance, marketing, sales, leasing and service of diesel-electric locomotives and components and other rail-related products and services.  Inter-segment sales are a source of revenue for this segment.

Financial Products Segment:  Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers.  Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The division also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

All Other:  Primarily includes activities such as: the remanufacturing of Cat engines and components and remanufacturing services for other companies as well as the business strategy, product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services for Caterpillar and other companies; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America (U.S. & Canada only); distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts; and the 50/50 joint venture with Navistar (NC2) until it became a wholly owned subsidiary of Navistar effective September 29, 2011.  Inter-segment sales are a source of revenue for this segment.  Results for All Other operating segments are included as reconciling items between reportable segments and consolidated external reporting.

C.   Segment measurement and reconciliations

There are several methodology differences between our segment reporting and our external reporting.  The following is a list of the more significant methodology differences:

•                                          Machinery and Power Systems segment net assets generally include inventories, receivables, property, plant and equipment, goodwill, intangibles and accounts payable.  Liabilities other than accounts payable are generally managed at the corporate level and are not included in segment operations.  Financial Products Segment assets generally include all categories of assets.

•                                          Segment inventories and cost of sales are valued using a current cost methodology.

•                                          Goodwill is amortized using a fixed amount based on a twenty year useful life.  This methodology difference only impacts segment assets; no goodwill amortization expense is included in segment results.

•                                          The present value of future lease payments for certain Machinery and Power Systems operating leases is included in segment assets.  The estimated financing component of the lease payments is excluded.

•                                          Currency exposures for Machinery and Power Systems are generally managed at the corporate level and the effects of changes in exchange rates on results of operations within the year are not included in segment results.  The net difference created in the translation of revenues and costs between exchange rates used for U.S. GAAP reporting and exchange rates used for segment reporting are recorded as a methodology difference.

•                                          Postretirement benefit expenses are split; segments are generally responsible for service and prior service costs, with the remaining elements of net periodic benefit cost included as a methodology difference.

•                                          Machinery and Power Systems segment profit is determined on a pretax basis and excludes interest expense and other income/expense items.  Financial Products Segment profit is determined on a pretax basis and includes other income/expense items.

Reconciling items are created based on accounting differences between segment reporting and our consolidated external reporting. Please refer to pages A-66 to A-72 for financial information regarding significant reconciling items.  Most of our reconciling items are self-explanatory given the above explanations.  For the reconciliation of profit (loss), we have grouped the reconciling items as follows:

•                  Corporate costs:  These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

•                  Redundancy costs:  Redundancy costs include pension and other postretirement benefit plan curtailments, settlements and special termination benefits as well as employee separation charges. Most of these costs are reconciling items between profit and consolidated profit before tax. A table, Reconciliation of Redundancy Costs on page A-69, has been included to illustrate how segment profit would have been impacted by the redundancy costs.  See Notes 12 and 26 for more information.

•                  Methodology differences:  See previous discussion of significant accounting differences between segment reporting and consolidated external reporting.

•                  Timing:   Timing differences in the recognition of costs between segment reporting and consolidated external reporting.

Table IV — Segment Information

(Millions of dollars)

Reportable Segments

	External sales and revenues	Inter- segment sales & revenues	Total sales and revenues	Depreciation and amortization	Segment profit (loss)	Segment assets at December 31	Capital expenditures
2011
Construction Industries	$19,667	$575	$20,242	$526	$2,056	$7,942	$915
Resource Industries	15,629	1,162	16,791	463	3,334	14,559	717
Power Systems	20,114	2,339	22,453	544	3,053	8,917	834
Machinery and Power Systems	$55,410	$4,076	$59,486	$1,533	$8,443	$31,418	$2,466
Financial Products Segment	3,003	—	3,003	710	587	31,747	1,191
Total	$58,413	$4,076	$62,489	$2,243	$9,030	$63,165	$3,657

2010
Construction Industries	$13,572	$674	$14,246	$515	$783	$6,927	$576
Resource Industries	8,667	894	9,561	281	1,789	3,892	339
Power Systems	15,537	1,684	17,221	502	2,288	8,321	567
Machinery and Power Systems	$37,776	$3,252	$41,028	$1,298	$4,860	$19,140	$1,482
Financial Products Segment	2,946	—	2,946	715	429	30,346	960
Total	$40,722	$3,252	$43,974	$2,013	$5,289	$49,486	$2,442

2009
Construction Industries	$8,507	$516	$9,023	$555	$(768)	$6,600	$403
Resource Industries	5,857	414	6,271	313	288	3,773	243
Power Systems	13,389	855	14,244	439	1,660	6,665	531
Machinery and Power Systems	$27,753	$1,785	$29,538	$1,307	$1,180	$17,038	$1,177
Financial Products Segment	3,139	—	3,139	742	399	32,230	976
Total	$30,892	$1,785	$32,677	$2,049	$1,579	$49,268	$2,153

Reconciliation of Sales and Revenues:

(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments	Consolidated Total
2011
Total external sales and revenues from reportable segments	$55,410	$3,003	$—	$58,413
All other operating segments	2,021	—	—	2,021
Other	(39)	54	(311)[1]	(296)
Total sales and revenues	$57,392	$3,057	$(311)	$60,138

2010
Total external sales and revenues from reportable segments	$37,776	$2,946	$—	$40,722
All other operating segments	2,156	—	—	2,156
Other	(65)	40	(265)[1]	(290)
Total sales and revenues	$39,867	$2,986	$(265)	$42,588

2009
Total external sales and revenues from reportable segments	$27,753	$3,139	$—	$30,892
All other operating segments	1,791	—	—	1,791
Other	(4)	29	(312)[1]	(287)
Total sales and revenues	$29,540	$3,168	$(312)	$32,396

1 Elimination of Financial Products revenues from Machinery and Power Systems.

Reconciliation of Profit Before Taxes:

(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidated Total
2011
Total profit from reportable segments	$8,443	$587	$9,030
All other operating segments	837	—	837
Cost centers	14	—	14
Corporate costs	(1,173)	—	(1,173)
Timing	(203)	—	(203)
Redundancy charges	(1)	—	(1)
Methodology differences:
Inventory/cost of sales	21	—	21
Postretirement benefit expense	(670)	—	(670)
Financing costs	(408)	—	(408)
Equity in profit of unconsolidated affiliated companies	24	—	24
Currency	(315)	—	(315)
Interest rate swap	(149)	—	(149)
Other income/expense methodology differences	(273)	—	(273)
Other methodology differences	(42)	33	(9)
Total profit before taxes	$6,105	$620	$6,725

2010
Total profit from reportable segments	$4,860	$429	$5,289
All other operating segments	720	—	720
Cost centers	(11)	—	(11)
Corporate costs	(954)	—	(954)
Timing	(185)	—	(185)
Redundancy charges	(33)	—	(33)
Methodology differences:
Inventory/cost of sales	(13)	—	(13)
Postretirement benefit expense	(640)	—	(640)
Financing costs	(314)	—	(314)
Equity in profit of unconsolidated affiliated companies	24	—	24
Currency	6	—	6
Interest rate swap	(10)	—	(10)
Other income/expense methodology differences	(131)	—	(131)
Other methodology differences	(16)	18	2
Total profit before taxes	$3,303	$447	$3,750

2009
Total profit from reportable segments	$1,180	$399	$1,579
All other operating segments	625	—	625
Cost centers	(50)	—	(50)
Corporate costs	(654)	—	(654)
Timing	249	—	249
Redundancy charges	(654)	(10)	(664)
Methodology differences:
Inventory/cost of sales	56	—	56
Postretirement benefit expense	(346)	—	(346)
Financing costs	(348)	—	(348)
Equity in profit of unconsolidated affiliated companies	12	—	12
Currency	256	—	256
Interest rate swap	(1)		(1)
Other income/expense methodology differences	(157)	—	(157)
Other methodology differences	6	6	12
Total profit before taxes	$174	$395	$569

Reconciliation of Redundancy costs:

As noted above, redundancy costs are a reconciling item between Segment profit (loss) and Consolidated profit (loss) before tax.  For the year ended December 31, 2009, redundancy costs of $42 million were charged to operating segments.  Had we included the remaining amounts in the segments’ results, the profit (loss) would have been as shown below:

(Millions of dollars)	Segment profit (loss)	Redundancy costs	Segment profit (loss) with redundancy costs
2009
Construction Industries	$(768)	$(256)	$(1,024)
Resource Industries	288	(183)	105
Power Systems	1,660	(139)	1,521
Financial Products Segment	399	(10)	389
All other operating segments	625	(76)	549
Consolidated Total	$2,204	$(664)	$1,540

Reconciliation of Assets:

(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments	Consolidated Total
2011
Total assets from reportable segments	$31,418	$31,747	$—	$63,165
All other operating segments	2,035	—	—	2,035
Items not included in segment assets:
Cash and short-term investments	1,829	—	—	1,829
Intercompany receivables	75	—	(75)	—
Investment in Financial Products	4,035	—	(4,035)	—
Deferred income taxes	4,109	—	(533)	3,576
Goodwill, intangible assets and other assets	2,025	—	—	2,025
Operating lease methodology difference	(511)	—	—	(511)
Liabilities included in segment assets	12,088	—	—	12,088
Inventory methodology differences	(2,786)	—	—	(2,786)
Other	362	(194)	(143)	25
Total assets	$54,679	$31,553	$(4,786)	$81,446

2010
Total assets from reportable segments	$19,140	$30,346	$—	$49,486
All other operating segments	2,472	—	—	2,472
Items not included in segment assets:
Cash and short-term investments	1,825	—	—	1,825
Intercompany receivables	618	—	(618)	—
Investment in Financial Products	4,275	—	(4,275)	—
Deferred income taxes	3,745	—	(519)	3,226
Goodwill, intangible assets and other assets	1,511	—	—	1,511
Operating lease methodology difference	(567)	—	—	(567)
Liabilities included in segment assets	8,758	—	—	8,758
Inventory methodology differences	(2,913)	—	—	(2,913)
Other	627	(233)	(172)	222
Total assets	$39,491	$30,113	$(5,584)	$64,020

2009
Total assets from reportable segments	$17,038	$32,230	$—	$49,268
All other operating segments	2,373	—	—	2,373
Items not included in segment assets:
Cash and short-term investments	2,239	—	—	2,239
Intercompany receivables	106	—	(106)	—
Investment in Financial Products	4,514	—	(4,514)	—
Deferred income taxes	4,177	—	(434)	3,743
Goodwill, intangible assets and other assets	1,329	—	—	1,329
Operating lease methodology difference	(578)	—	—	(578)
Liabilities included in segment assets	5,053	—	—	5,053
Inventory methodology differences	(2,780)	—	—	(2,780)
Other	725	(255)	(1,079)	(609)
Total assets	$34,196	$31,975	$(6,133)	$60,038

Reconciliation of Depreciation and amortization

(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments	Consolidated Total
2011
Total depreciation and amortization from reportable segments	$1,533	$710	$—	$2,243
Items not included in segment depreciation and amortization:
All other operating segments	172	—	—	172
Cost centers	99	—	—	99
Other	(2)	15	—	13
Total depreciation and amortization	$1,802	$725	$—	$2,527

2010
Total depreciation and amortization from reportable segments	$1,298	$715	$—	$2,013
Items not included in segment depreciation and amortization:
All other operating segments	194	—	—	194
Cost centers	97	—	—	97
Other	(16)	8	—	(8)
Total depreciation and amortization	$1,573	$723	$—	$2,296

2009
Total depreciation and amortization from reportable segments	$1,307	$742	$—	$2,049
Items not included in segment depreciation and amortization:
All other operating segments	177	—	—	177
Cost centers	128	—	—	128
Other	(18)	—	—	(18)
Total depreciation and amortization	$1,594	$742	$—	$2,336

Reconciliation of Capital expenditures

(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments	Consolidated Total
2011
Total capital expenditures from reportable segments	$2,466	$1,191	$—	$3,657
Items not included in segment capital expenditures:
All other operating segments	343	—	—	343
Cost centers	177	—	—	177
Timing	(211)	—	—	(211)
Other	(129)	163	(76)	(42)
Total capital expenditures	$2,646	$1,354	$(76)	$3,924

2010
Total capital expenditures from reportable segments	$1,482	$960	$—	$2,442
Items not included in segment capital expenditures:
All other operating segments	285	—	—	285
Cost centers	105	—	—	105
Timing	(180)	—	—	(180)
Other	(29)	32	(69)	(66)
Total capital expenditures	$1,663	$992	$(69)	$2,586

2009
Total capital expenditures from reportable segments	$1,177	$976	$—	$2,153
Items not included in segment capital expenditures:
All other operating segments	87	—	—	87
Cost centers	65	—	—	65
Timing	156	—	—	156
Other	15	—	(4)	11
Total capital expenditures	$1,500	$976	$(4)	$2,472

Enterprise-wide Disclosures:

Information about Geographic Areas:

				Net property, plant and equipment
	External Sales & Revenues[1]			December 31,
(Millions of dollars)	2011	2010	2009	2011		2010		2009
Inside United States	$18,004	$13,674	$10,560	$7,388		$6,427		$6,260
Outside United States	42,134	28,914	21,836	7,007	[2]	6,112	[2]	6,126	[2]
Total	$60,138	$42,588	$32,396	$14,395		$12,539		$12,386

1Sales of machinery and power systems are based on dealer or customer location. Revenues from services provided are based on where service is rendered.

2The only country with greater than 10% of total net property, plant and equipment for the periods presented, other than the United States, is Japan with $1,220 million, $1,266 million and $1,432 million as of December 31, 2011, 2010, and 2009, respectively.

23.  Business Combinations

MWM Holding GmbH (MWM)

On October 31, 2011, we acquired 100 percent of the equity in privately held MWM Holding GmbH (MWM).  Headquartered in Mannheim, Germany, MWM is a global supplier of sustainable, natural gas and alternative-fuel engines.  With the acquisition of MWM, Caterpillar expects to expand customer options for sustainable power generation solutions.  The preliminary purchase price, net of $94 million of acquired cash, was approximately $774 million (€574 million).  The purchase price included preliminary net working capital and other purchase price adjustments anticipated to be finalized in the first quarter of 2012.

The transaction was financed with available cash.  Tangible assets acquired of $535 million, recorded at their fair values, primarily were cash of $94 million, receivables of $96 million, inventories of $205 million and property, plant and equipment of $108 million.  Finite-lived intangible assets acquired of $221 million were primarily related to customer relationships and also included intellectual property and trade names.  The finite lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 10 years.  Liabilities assumed of $275 million, recorded at their fair values, primarily included accounts payable of $77 million, net deferred tax liabilities of $67 million and advance payments of $43 million.  Goodwill of $387 million, approximately $90 million of which is deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and intangible assets acquired.  Factors that contributed to a purchase price resulting in the recognition of goodwill include MWM’s strategic fit into our product and services portfolio, aftermarket support opportunities and the acquired assembled workforce.  These values represent a preliminary allocation of the purchase price subject to finalization of post-closing procedures.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the “Power Systems” segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

Pyroban Group Limited

In August 2011, we acquired 100 percent of the stock of Pyroban Group Limited (Pyroban) for approximately $69 million.  Pyroban is a leading provider of explosion protection safety solutions to the oil, gas, industrial and material handling markets headquartered in the United Kingdom with additional locations in the Netherlands, France, Singapore and China.  We expect this acquisition will allow us to grow our existing position in the oil and gas industry and provide further differentiation versus competition.

The transaction was financed with available cash.  Net tangible assets acquired and liabilities assumed of $5 million were recorded at their fair values.  Finite-lived intangible assets acquired of $41 million included customer relationships and trademarks are being amortized on a straight-line basis over a weighted-average amortization period of approximately 15 years.  Goodwill of $23 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “Power Systems” segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

Bucyrus International, Inc.

On July 8, 2011, we completed our acquisition of Bucyrus International, Inc. (Bucyrus).  Bucyrus is a designer, manufacturer and marketer of mining equipment for the surface and underground mining industries.  The total purchase price was approximately $8.8 billion, consisting of $7.4 billion for the purchase of all outstanding shares of Bucyrus common stock at $92 per share and $1.6 billion of assumed Bucyrus debt, substantially all of which was repaid subsequent to closing, net of $0.2 billion of acquired cash.

We funded the acquisition using available cash, commercial paper borrowings and approximately $4.5 billion of long-term debt issued in May 2011.  On May 24, 2011, we issued $500 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.10%) due in 2012 and $750 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.17%) due in 2013.  The interest rates for the Floating Rate Senior Notes will be reset quarterly.  We also issued $750 million of 1.375% Senior Notes due in 2014, $1.25 billion of 3.90% Senior Notes due in 2021, and $1.25 billion of 5.20% Senior Notes due in 2041.  The Notes are unsecured obligations of Caterpillar and rank equally with all other senior unsecured indebtedness.

In December 2011, we finalized the first in a series of divestitures of the Bucyrus distribution business.  The following disclosures do not reflect the impact of these divestitures (see Bucyrus Distribution Divestiture Note 25 for additional discussion).

Bucyrus contributed sales of $2,524 million and a pretax loss of $403 million (inclusive of deal-related and integration costs) from July 8, 2011 to December 31, 2011.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the “Resource Industries” segment in Note 22.  For the year ended December 31, 2011, we recorded $373 million in costs related to the acquisition of Bucyrus.  These acquisition related costs include consulting, legal and advisory fees, severance costs and financing costs.

The following table summarizes the assets acquired and liabilities assumed as of the acquisition date at estimated fair value.  These values represent a revision to the initial allocation of the purchase price subject to finalization of post-closing procedures.  The purchase accounting summarized below is preliminary and is subject to further analysis. Receipt of additional information to complete such analysis and finalization of the valuation is still in process. The acquisition accounting adjustments and fair value adjustments are based on analysis performed on information as of the acquisition date that was available through December 31, 2011 and will be updated through the measurement period, if necessary.

	July 8, 2011
(Millions of dollars)	Initial	Revised
Assets
Cash	$203	$204
Receivables — Trade & Other	693	689
Prepaid expenses	154	161
Inventories	2,305	2,248
Property, plant and equipment — net	692	699
Intangible assets	3,901	3,901
Goodwill	5,263	4,616
Other assets	48	79
Liabilities
Short-term borrowings	24	24
Current portion - long-term debt	16	16
Accounts payable	444	465
Accrued expenses	405	427
Customer advances	668	668
Other current liabilities	426	78
Long-term debt	1,514	1,528
Other liabilities	2,308	1,937
Net assets acquired	$7,454	$7,454

During the three months ended December 31, 2011 goodwill was reduced by $647 million, the net result of purchase accounting adjustments to the fair value of acquired assets and assumed liabilities.  These adjustments primarily included a reduction to goodwill to reflect the tax consequences of the expected reversal of differences in the U.S. GAAP and tax basis of assets and liabilities.

The following table is a summary of the fair value estimates of the acquired identifiable intangible assets, weighted—average useful lives, and balance of accumulated amortization as of December 31, 2011:

(Millions of dollars)	Estimated fair value of asset /(liability)	Weighted-average useful life (in years)	Accumulated amortization
Customer relationships	$2,337	15	$75
Intellectual property	1,489	12	58
Other	75	4	10
Total	$3,901	14	$143

The identifiable intangibles recorded as a result of the acquisition have been amortized from the acquisition date. Amortization expense related to intangible assets was $143 million in 2011. Estimated aggregate amortization expense for the five succeeding years and thereafter is as follows:

(Millions of dollars)

2012	2013	2014	2015	2016	Thereafter
$299	$299	$299	$290	$280	$2,291

Goodwill in the amount of $4,616 million was recorded for the acquisition of Bucyrus and is included in the Resource Industries segment.  Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.  Goodwill will not be amortized, but will be tested for impairment at least annually.  Approximately $500 million of the goodwill is deductible for tax purposes.  Goodwill largely consists of expected synergies resulting from the acquisition.  Key areas of expected cost savings include elimination of redundant selling, general and administrative expenses and increased purchasing power for raw materials and supplies.  We also anticipate the acquisition will produce growth synergies as a result of the combined businesses’ broader product portfolio in the mining industry.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions.  The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

The unaudited pro forma results presented below include the effects of the Bucyrus acquisition as if it had occurred as of January 1, 2010.  The unaudited pro forma results reflect certain adjustments related to the acquisition, such as the amortization associated with estimates for the acquired intangible assets, fair value adjustments for inventory, contracts and the impact of acquisition financing.  The 2011 supplemental pro forma earnings were adjusted to exclude $373 million of acquisition related costs, including consulting, legal and advisory fees, severance costs and financing expense prior to debt issuance.  The 2011 supplemental pro forma earnings were adjusted to exclude $303 million of nonrecurring expense related to the fair value adjustment to acquisition-date inventory and $25 million acceleration of Bucyrus stock compensation expense.  The 2010 supplemental pro forma earnings were adjusted to include acquisition related costs and fair value adjustments to acquisition-date inventory.

The pro forma results do not include any anticipated synergies or other expected benefits of the acquisition.  Accordingly, the unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been completed on the dates indicated.

	Years ended December 31,
(Dollars in millions except per share data)	2011	2010
Total Sales and revenues	$62,281	$46,239
Profit (loss)	$5,401	$2,385
Profit (loss) per common share	$8.37	$3.78
Profit (loss) per common share — diluted	$8.11	$3.67

Balfour Beatty’s Trackwork Business

In May 2011, we acquired 100 percent of the assets and certain liabilities of the United Kingdom trackwork business from Balfour Beatty Rail Limited for approximately $60 million.  The trackwork division specializes in the design and manufacture of special trackwork and associated products for the United Kingdom and international rail markets.  The acquisition supports our strategic initiative to expand the scope and product range of our rail business.

The transaction was financed with available cash.  Tangible assets acquired of $82 million, recorded at their fair values, included receivables of $18 million, inventory of $12 million, and property, plant and equipment of $52 million.  Liabilities assumed of $22 million, recorded at their fair values, primarily were accounts payable of $10 million and accrued expenses of $10 million.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the “Power Systems” segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

Electro-Motive Diesel, Inc.

In August 2010, we acquired 100 percent of the equity in privately held Electro-Motive Diesel, Inc. (EMD) for approximately $901 million, consisting of $928 million paid at closing less a final net working capital adjustment of $27 million received in the fourth quarter of 2010.  Headquartered in LaGrange, Illinois with additional manufacturing facilities in Canada and Mexico, EMD designs, manufactures and sells diesel-electric locomotives for commercial railroad applications and sells its products to customers throughout the world.  EMD has a significant field population in North America and throughout the world supported by an aftermarket business offering customers replacement parts, maintenance solutions, and a range of value-added services.  EMD is also a global provider of diesel engines for marine propulsion, offshore and land-based oil well drilling rigs, and stationary power generation.  The acquisition supports our strategic plan to grow our presence in the global rail industry.  We expect the EMD acquisition to enable us to provide rail and transit customers a range of locomotive, engine and emissions solutions, as well as aftermarket product and parts support and a full line of rail-related services and solutions.

The transaction was financed with available cash.  Tangible assets acquired of $890 million, recorded at their fair values, primarily were receivables of $186 million, inventories of $549 million and property, plant and equipment of $131 million.  Finite-lived intangible assets acquired of $329 million were primarily related to customer relationships and also included intellectual property and trade names.  The finite-lived intangible assets are being amortized on a straight-line basis over a weighted-average amortization period of approximately 15 years.  An additional intangible asset acquired of $18 million, related to in-process research and development, is considered indefinite-lived until the completion or abandonment of the development activities. Liabilities assumed of $518 million, recorded at their fair values, primarily included accounts payable of $124 million and accrued expenses of $161 million. Additionally, net deferred tax liabilities were $104 million.  Goodwill of $286 million, substantially all of which is non-deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and intangible assets acquired.  Factors that contributed to a purchase price resulting in the recognition of goodwill include EMD’s strategic fit into our product and services portfolio, aftermarket support opportunities and the acquired assembled workforce. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the “Power Systems” segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash. Tangible assets acquired of $93 million, primarily consisting of property, plant and equipment, were recorded at their fair values.  Finite-lived intangible assets acquired of $10 million related to customer relationships are being amortized on a straight-line basis over 15 years.  Liabilities assumed of $82 million, including $59 million of assumed debt, were recorded at their fair values.  Goodwill of $17 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the “Power Systems” segment in Note 22. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash.  Tangible assets acquired of $12 million and liabilities assumed of $9 million were recorded at their fair values.  Finite-lived intangible assets acquired of $28 million related to customer relationships and intellectual property are being amortized on a straight-line basis over a weighted-average amortization period of approximately 13 years.  Goodwill of $15 million, approximately $8 million of which is deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the “Power Systems” segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

24.  Redeemable Noncontrolling Interest — Caterpillar Japan Ltd.

On August 1, 2008, Shin Caterpillar Mitsubishi Ltd. (SCM) completed the first phase of a share redemption plan whereby SCM redeemed half of Mitsubishi Heavy Industries (MHI’s) shares in SCM.  This resulted in Caterpillar owning 67 percent of the outstanding shares of SCM and MHI owning the remaining 33 percent.  As part of the share redemption, SCM was renamed Caterpillar Japan Ltd. (Cat Japan).  Both Cat Japan and MHI had options, exercisable beginning August 1, 2013, to require the redemption of the remaining shares owned by MHI, which if exercised, would make Caterpillar the sole owner of Cat Japan. In October 2011, Caterpillar and MHI reached an agreement to accelerate the redemption of the 33 percent shares owned by MHI in Cat Japan, making the options exercisable beginning in the second quarter of 2012 at an agreed upon redemption value.  The remaining terms of the original agreement are unchanged.  This transaction is expected to close in the second quarter of 2012.

The remaining 33 percent of Cat Japan owned by MHI has been reported as redeemable noncontrolling interest and classified as mezzanine equity (temporary equity) in Statement 2. The redeemable noncontrolling interest is reported at its estimated redemption value.  Any adjustment to the redemption value impacts Profit employed in the business, but does not impact Profit.  If the fair value of the redeemable noncontrolling interest falls below the redemption value, profit available to common stockholders would be reduced by the difference between the redemption value and the fair value.  This would result in lower profit in the profit per common share computation in that period.  Reductions impacting the profit per common share computation may be partially or fully reversed in subsequent periods if the fair value of the redeemable noncontrolling interest increases relative to the redemption value.  Such increases in profit per common share would be limited to cumulative prior reductions.  During 2011, the estimated redemption value decreased, resulting in adjustments to the carrying value of the redeemable noncontrolling interest. Profit employed in the business increased by $17 million due to these adjustments. This decrease in the estimated redemption value was offset by the strengthening of Japanese yen against the U.S. dollar, resulting in a $12 million net increase of the redeemable noncontrolling interest. During 2010, the estimated redemption value decreased, resulting in adjustments to the carrying value of the redeemable noncontrolling interest. Profit employed in the business increased by $27 million due to these adjustments. During 2009, the estimated redemption value decreased, resulting in adjustments to the carrying value of the redeemable noncontrolling interest. Profit employed in the business increased by $81 million due to these adjustments.  As of December 31, 2011, 2010 and 2009, the fair value of the redeemable noncontrolling interest remained greater than the estimated redemption value.

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

With the consolidation of Cat Japan’s results of operations, 33 percent of Cat Japan’s comprehensive income or loss is attributed to the redeemable noncontrolling interest, impacting its carrying value.  Because the redeemable noncontrolling interest must be reported at its estimated future redemption value, the impact from attributing the comprehensive income or loss is offset by adjusting the carrying value to the redemption value.  This adjustment impacts Profit employed in the business, but not Profit.  In 2011 and 2010, the carrying value had increased by $66 million and $55 million, respectively, due to Cat Japan’s comprehensive income.  This resulted in an offsetting adjustment of $66 million and $55 million in 2011 and 2010, respectively, to decrease the carrying value to the redemption value and a corresponding increase to Profit employed in the business.  In 2009, the carrying value had decreased by $53 million due to Cat Japan’s comprehensive loss. This resulted in an offsetting adjustment of $53 million to increase the carrying value to the redemption value and a corresponding reduction to Profit employed in the business.  As Cat Japan’s functional currency is the Japanese yen, changes in exchange rates affect the reported amount of the redeemable noncontrolling interest.  At December 31, 2011, 2010 and 2009, the redeemable noncontrolling interest was $473 million, $461 million and $477 million, respectively.

25.  Divestitures and Assets held for sale

Bucyrus Distribution Business Divestiture

In conjunction with our acquisition of Bucyrus in July 2011, we announced our intention to sell the Bucyrus distribution business to Caterpillar dealers that support mining customers around the world in a series of individual transactions.  Bucyrus predominantly employed a direct to end customer model to sell and support products.  The intention is for all Bucyrus products to be sold and serviced by Caterpillar dealers, consistent with our long-held distribution strategy.  We expect these transitions will occur in phases based on the mining business opportunity within each dealer territory.

As portions of the Bucyrus distribution business are sold or classified as held for sale, they will not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from the Caterpillar dealers after the divestitures.  The gain or loss on disposal, along with the continuing operations of these disposal groups, will be reported in the Resource Industries segment.  Goodwill will be allocated to each disposal group using the relative fair value method.  The value of the customer relationship intangibles related to each portion of the Bucyrus distribution business to be sold will be included in the disposal groups.  The disposal groups will be recorded at the lower of their carrying value or fair value less cost to sell. There have been no impairments related to the Bucyrus distribution business.

In November 2011, we entered into agreements and committed to sell portions of the Bucyrus distribution business to three Caterpillar dealers.

In December 2011, one of the sale transactions was completed whereby we sold a portion of the Bucyrus distribution business to the Industrial Division of Sime Darby Berhad operated by Hastings Deering for $360 million, subject to certain working capital adjustments.  After-tax profit was favorably impacted by $9 million in 2011 as a result of the Bucyrus distribution business divestiture activities. This is comprised of $96 million of other operating income primarily related to the December 2011 sale transaction, offset by costs incurred related to the Bucyrus distribution business divestiture activities of $32 million (included in Selling, general and administrative expenses) and income tax of $55 million.  Assets sold included customer relationship intangibles of $63 million, other assets of $53 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $101 million.

The other two transactions were classified as held for sale at December 31, 2011 and are expected to close in the first half of 2012.  Current assets held for sale were included in ‘Prepaid expenses and other current assets’ and non-current assets held for sale were included in ‘Other assets’ in the Consolidated Statement of Financial Position.  The major classes of assets held for sale were as follows:

(Millions of dollars)	December 31, 2011

Receivables	$25
Inventory	109
Current assets held for sale	$134

Property, plant and equipment - net	$28
Intangible assets	186
Goodwill	296
Non-current assets held for sale	$510

In February 2012, we received board approval to sell additional portions of the Bucyrus distribution business to three additional Caterpillar dealers.  These disposal groups qualified as held for sale in February 2012.  The related assets were considered held and used at December 31, 2011.  The major classes of assets that were held and used at December 31, 2011 but subsequently qualified as assets held for sale were as follows:

(Millions of dollars)	December 31, 2011

Inventory	$13
Property, plant and equipment - net	$2
Intangible assets	$31
Goodwill	$47

Carter Machinery

In March 2011, we sold 100 percent of the equity in Carter Machinery Company Inc. for $364 million, which includes a final purchase price adjustment of $6 million in the fourth quarter of 2011.  Carter Machinery is a Caterpillar dealership headquartered in Salem, Virginia, and has operations and stores covering Virginia and nine counties in southeast West Virginia.  The current senior management of Carter Machinery, which led the buy-out of Carter Machinery from Caterpillar, remained in place.  A retired Caterpillar Vice President is now CEO and principal owner of Carter Machinery.  Caterpillar had owned Carter Machinery since 1988.  Carter Machinery was the only dealership in the United States that was not independently owned.  Continued Caterpillar ownership did not align with our comprehensive business strategy, resulting in the sale.

As part of the divestiture, Cat Financial provided $348 million of financing to the buyer.  The loan is included in Receivables — finance and Long-term receivables — finance in the Consolidated Statement of Financial Position.  We recorded a pre-tax gain of $24 million included in Other operating (income) expenses in the Consolidated Statement of Results of Operations.  The sale does not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from Carter Machinery after the divestiture.  The sale of Carter Machinery was not material to our results of operations, financial position or cash flow.

26.  Employee separation charges

Separation charges for 2011, 2010 and 2009 were $112 million, $33 million and $481 million, respectively, and were recognized in Other operating (income) expenses in Statement 1.  The separation charges in 2011 were primarily related to the acquisition of Bucyrus.  The separation charges in 2010 and 2009 primarily were related to voluntary and involuntary separation programs in response to the global recession in 2008 and 2009 and streamlining of our corporate structure in 2010.

Our accounting for separations was dependent upon how the particular program was designed.  For voluntary programs, eligible separation costs were recognized at the time of employee acceptance.  For involuntary programs, eligible costs were recognized when management had approved the program, the affected employees had been properly notified and the costs were estimable.

In addition to the separation charges noted above, in 2009 we reported $225 million of costs associated with certain pension and other postretirement benefit plans, which were also recognized in Other operating (income) expenses in Statement 1.  See Note 12 for additional information.

In 2011, the majority of separation charges were assigned primarily to Resource Industries.  For 2010 and 2009, the majority of the separation charges, made up primarily of cash severance payments, pension and other postretirement benefit costs, and stock-based compensation costs noted above were not assigned to operating segments.  The 2009 charges are included in the reconciliation of total accountable profit from reportable segments to total profit before taxes.  See Note 22 for additional details surrounding this reconciliation.

The following table summarizes the 2009, 2010 and 2011 separation activity:

(Millions of dollars)	Total
Liability balance at December 31, 2008	$11

Increase in liability (separation charges)	$481
Reduction in liability (payments and other adjustments)	(443)
Liability balance at December 31, 2009	$49

Increase in liability (separation charges)	$33
Reduction in liability (payments and other adjustments)	(60)
Liability balance at December 31, 2010	$22

Increase in liability (separation charges)	$112
Reduction in liability (payments and other adjustments)	(44)
Liability balance at December 31, 2011	$90

The remaining liability balances as of December 31, 2011 represent costs for employees that have either not yet separated from the Company or their full severance has not yet been paid.  The majority of these remaining costs are expected to be paid in 2012.

27.  Selected quarterly financial results (unaudited)

	2011 Quarter[3]
(Dollars in millions except per share data)	1st	2nd	3rd	4th
Sales and revenues	$12,949	$14,230	$15,716	$17,243
Less: Revenues	(672)	(695)	(693)	(686)
Sales	12,277	13,535	15,023	16,557
Cost of goods sold	9,057	10,303	11,455	12,763
Gross margin	3,220	3,232	3,568	3,794
Profit (loss) [1]	$1,225	$1,015	$1,141	$1,547
Profit (loss) per common share	$1.91	$1.57	$1.76	$2.39
Profit (loss) per common share—diluted [2]	$1.84	$1.52	$1.71	$2.32

	2010 Quarter[3]
	1st	2nd	3rd	4th
Sales and revenues	$8,238	$10,409	$11,134	$12,807
Less: Revenues	(687)	(686)	(682)	(666)
Sales	7,551	9,723	10,452	12,141
Cost of goods sold	5,894	7,372	7,752	9,349
Gross margin	1,657	2,351	2,700	2,792
Profit (loss) [1]	$233	$707	$792	$968
Profit (loss) per common share	$0.37	$1.12	$1.25	$1.52
Profit (loss) per common share—diluted [2]	$0.36	$1.09	$1.22	$1.47

1 Profit (loss) attributable to common stockholders.

2 Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

3 See Note 23 - Business Combinations and Note 25 - Divestitures and assets held for sale for additional information.

Five-year Financial Summary

(Dollars in millions except per share data)

	2011	2010	2009	2008	2007

Years ended December 31,
Sales and revenues	$60,138	$42,588	$32,396	$51,324	$44,958
Sales	$57,392	$39,867	$29,540	$48,044	$41,962
Percent inside the United States	30%	32%	31%	33%	37%
Percent outside the United States	70%	68%	69%	67%	63%
Revenues	$2,746	$2,721	$2,856	$3,280	$2,996
Profit[4]	$4,928	$2,700	$895	$3,557	$3,541
Profit per common share[1]	$7.64	$4.28	$1.45	$5.83	$5.55
Profit per common share—diluted[2]	$7.40	$4.15	$1.43	$5.66	$5.37
Dividends declared per share of common stock	$1.820	$1.740	$1.680	$1.620	$1.380
Return on average common stockholders’ equity3, [5]	41.4%	27.4%	11.9%	46.8%	44.4%
Capital expenditures:
Property, plant and equipment	$2,515	$1,575	$1,504	$2,320	$1,682
Equipment leased to others	$1,409	$1,011	$968	$1,566	$1,340
Depreciation and amortization	$2,527	$2,296	$2,336	$1,980	$1,797
Research and development expenses	$2,297	$1,905	$1,421	$1,728	$1,404
As a percent of sales and revenues	3.8%	4.5%	4.4%	3.4%	3.1%
Wages, salaries and employee benefits	$10,994	$9,187	$7,416	$9,076	$8,331
Average number of employees	113,620	98,554	99,359	106,518	97,444
December 31,
Total assets	$81,446	$64,020	$60,038	$67,782	$56,132
Long-term debt due after one year:
Consolidated	$24,944	$20,437	$21,847	$22,834	$17,829
Machinery and Power Systems	$8,415	$4,505	$5,652	$5,736	$3,639
Financial Products	$16,529	$15,932	$16,195	$17,098	$14,190
Total debt:
Consolidated	$34,592	$28,418	$31,631	$35,535	$28,429
Machinery and Power Systems	$9,066	$5,204	$6,387	$7,824	$4,006
Financial Products	$25,526	$23,214	$25,244	$27,711	$24,423

1      Computed on weighted-average number of shares outstanding.

2                   Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

3                   Represents profit divided by average stockholders’ equity (beginning of year stockholders’ equity plus end of year stockholders’ equity divided by two).

4      Profit attributable to common stockholders.

5                    Effective January 1, 2009, we changed the manner in which we accounted for noncontrolling interests.  Prior periods have been revised, as applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our 2011 sales and revenues were $60.138 billion, an increase of 41 percent from $42.588 billion in 2010.  Profit in 2011 was $4.928 billion, an increase of 83 percent from $2.700 billion in 2010.  Profit per share of $7.40 was up 78 percent from $4.15 in 2010.  Excluding the impact of the acquisition of Bucyrus, 2011 profit was $7.79 per share.

Fourth-quarter sales and revenues in 2011 were $17.243 billion, an increase of 35 percent compared with $12.807 billion in the fourth quarter of 2010.  Fourth-quarter profit was $1.547 billion compared with $968 million in the fourth quarter of 2010.  Profit of $2.32 per share was 58 percent higher than the $1.47 per share in the fourth quarter of 2010.

The 2011 increase in sales and revenues was the largest percentage increase in any year since 1947, with most of it driven by demand for Caterpillar products and services outside of the United States.  2011 profit per share was more than 30 percent higher than our previous 2008 profit record of $5.66 per share.  We improved our cash generation as well with our Machinery and Power Systems (M&PS) operating cash flow near $8 billion.

Highlights for 2011 include:

•                  2011 sales and revenues were $60.138 billion, an all-time record.  Sales and revenues excluding Bucyrus were $57.614 billion.

•                  Profit per share was $7.40 in 2011, an all-time record.  Profit per share excluding Bucyrus was $7.79—up 88 percent from 2010.

•                  M&PS operating cash flow was a record $7.972 billion in 2011, compared with $5.638 billion in 2010—an increase of 41 percent—our best year ever.

*Glossary of terms included on pages A-104 to A-105; first occurrence of terms shown in bold italics.

2011 COMPARED WITH 2010

CONSOLIDATED SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2010 (at left) and 2011 (at right).  Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  The bar entitled Sales Volume includes the sales impact of the divestiture of Carter Machinery Company, Inc. (Carter).  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.

Total sales and revenues were $60.138 billion in 2011, an increase of $17.550 billion, or 41 percent, from 2010.

The improvement was largely a result of $12.533 billion higher sales volume.  While sales for both new equipment and after-market parts improved, the more significant increase was for new equipment.  Currency impacts added $831 million in sales, and price realization improved $724 million.  Sales for Bucyrus, which was acquired during the third quarter of 2011, were $2.524 billion; and EMD, which was acquired during the third quarter of 2010, added sales of $861 million.  MWM, acquired during the fourth quarter of 2011, added sales of $52 million.  Financial Products revenues increased slightly.

The improvement in sales volume occurred across the world in all geographic regions and in nearly all segments.  The volume increase was primarily the result of higher end user demand.  In addition, dealers added about $2.5 billion to new machine inventories in 2011 compared with about $900 million in 2010.  The increase in dealer inventory in 2011 occurred in all regions, most significantly in Asia/Pacific.  Dealer-reported inventory in months of supply was higher than the end of 2010 but similar to the historical average.

Growth in the global economy improved demand for commodities, and commodity prices remained attractive for investment.  This was positive for mining in all regions of the world.

Construction activity continued to grow in most developing countries.  In developed countries, despite a continued weak level of construction activity, sales increased.  The increase was primarily a result of customers upgrading machine fleets by replacing older equipment and dealers refreshing equipment in their rental fleets.

Worldwide demand for energy at price levels that encourage continued investment resulted in higher sales of engines and turbines for petroleum applications.  Sales for electric power applications continued to improve as a result of worldwide economic growth.  Sales of our industrial engines and rail products and services also increased.

CONSOLIDATED OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2010 (at left) and 2011 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.  The bar entitled Other includes consolidating adjustments and Machinery and Power Systems other operating (income) expenses.

Operating profit in 2011 was $7.153 billion compared with $3.963 billion in 2010.  The improvement was primarily the result of higher sales volume and improved price realization.  The improvements were partially offset by higher manufacturing costs, higher selling, general and administrative (SG&A) and research and development (R&D) expenses and the negative impact of currency.

Manufacturing costs were up $1.141 billion, primarily due to higher period costs, material and freight costs.  The increase in period costs was due to higher production volume, capacity expansion programs and increased incentive compensation.  Material and freight costs were up from 2010.  The increase in material was primarily due to higher steel costs.

SG&A and R&D expenses increased $762 million primarily due to higher volume, increased costs to support product programs and increased incentive compensation.

Currency had a $410 million unfavorable impact on operating profit as the benefit from $831 million on sales was more than offset by a negative $1.241 billion impact on costs.  The unfavorable currency impact was primarily due to the Japanese yen.

Financial Products’ operating profit improved by $196 million.

Operating profit was negatively impacted by $32 million related to Bucyrus, and EMD negatively impacted operating profit by $16 million.

Short-term incentive compensation was about $1.2 billion for 2011 compared to about $770 million in 2010.

We believe the amount of incremental operating profit we earn on incremental sales and revenues is an important performance metric.  Sales and revenues increased $17.550 billion from 2010 to 2011, and operating profit increased $3.190 billion. The resulting incremental operating profit rate is 18 percent.  Excluding the acquisition of Bucyrus, EMD and MWM, incremental margin was about 23 percent.  Excluding the acquisition of Bucyrus, EMD and MWM and currency impacts, incremental margin was approximately 27 percent.

OTHER PROFIT/LOSS ITEMS

•                  Interest expense excluding Financial Products increased $53 million from 2010 due to debt issued to complete the acquisition of Bucyrus.

•                  Other income/expense was expense of $32 million compared with income of $130 million in 2010.  The unfavorable change was primarily a result of losses on interest rate swaps put in place in anticipation of issuing debt for the acquisition of Bucyrus.

•                  The provision for income taxes for 2011 reflects an effective tax rate of 26.5 percent compared with 25 percent for 2010, excluding the items discussed below.  The 2011 effective tax rate is higher than 2010 primarily due to changes in our geographic mix of profits from a tax perspective.

The provision for income taxes for 2011 also includes net benefits of $63 million due to repatriation of non-U.S. earnings and a release of a valuation allowance offset by an increase in prior year unrecognized tax benefits and a negative impact from nondeductible goodwill primarily related to the divestiture of a portion of the Bucyrus distribution business.  This compares to a net charge of $30 million in 2010.

Segment Information

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
2011
Construction Industries[1]	$19,667	45%	$5,985	46%	$3,045	49%	$4,768	62%	$5,869	31%
Resource Industries[2]	15,629	80%	4,963	73%	2,831	56%	3,228	86%	4,607	104%
Power Systems[3]	20,114	29%	8,331	31%	2,363	24%	5,752	31%	3,668	28%
All Other Segments [4]	2,021	(6)%	970	(20)%	103	(5)%	585	9%	363	20%
Corporate Items and Eliminations	(39)		(32)		(1)		(4)		(2)
Machinery & Power Systems Sales	57,392	44%	20,217	39%	8,341	42%	14,329	49%	14,505	47%

Financial Products Segment	3,003	2%	1,687	(5)%	361	17%	438	3%	517	18%
Corporate Items and Eliminations	(257)		(171)		(29)		(28)		(29)
Financial Products Revenues	2,746	1%	1,516	(4)%	332	12%	410	(4)%	488	15%

Consolidated Sales and Revenues	$60,138	41%	$21,733	35%	$8,673	41%	$14,739	47%	$14,993	45%

2010
Construction Industries[1]	$13,572		$4,108		$2,048		$2,941		$4,475
Resource Industries[2]	8,667		2,866		1,809		1,737		2,255
Power Systems[3]	15,537		6,376		1,900		4,393		2,868
All Other Segments [4]	2,156		1,208		108		538		302
Corporate Items and Eliminations	(65)		(36)		(8)		(14)		(7)
Machinery & Power Systems Sales	39,867		14,522		5,857		9,595		9,893

Financial Products Segment	2,946		1,773		308		427		438
Corporate Items and Eliminations	(225)		(202)		(11)		—		(12)
Financial Products Revenues	2,721		1,571		297		427		426

Consolidated Sales and Revenues	$42,588		$16,093		$6,154		$10,022		$10,319

1        Does not include inter-segment sales of $575 million and $674 million in 2011 and 2010, respectively.

2        Does not include inter-segment sales of $1,162 million and $894 million in 2011 and 2010, respectively.

3        Does not include inter-segment sales of $2,339 million and $1,684 million in 2011 and 2010, respectively.

4        Does not include inter-segment sales of $3,413 million and $2,808 million in 2011 and 2010, respectively.

Sales and Revenues by Segment

(Millions of dollars)	2010	Sales Volume	Price Realization	Currency	Acquisitions	Other	2011	$ Change	% Change

Construction Industries	$13,572	$5,379	$243	$473	$—	$—	$19,667	$6,095	45%
Resource Industries	8,667	4,115	224	99	2,524	—	15,629	6,962	80%
Power Systems	15,537	3,193	256	215	913	—	20,114	4,577	29%
All Other Segments	2,156	(184)	5	44	—	—	2,021	(135)	(6)%
Corporate Items and Eliminations	(65)	30	(4)	—	—	—	(39)	26
Machinery & Power Systems Sales	39,867	12,533	724	831	3,437	—	57,392	17,525	44%

Financial Products Segment	2,946	—	—	—	—	57	3,003	57	2%
Corporate Items and Eliminations	(225)	—	—	—	—	(32)	(257)	(32)
Financial Products Revenues	2,721	—	—	—	—	25	2,746	25	1%

Consolidated Sales and Revenues	$42,588	$12,533	$724	$831	$3,437	$25	$60,138	$17,550	41%

Operating Profit by Segment

(Millions of dollars)	2011	2010	$ Change	% Change
Construction Industries	$2,056	$783	$1,273	163%
Resource Industries	3,334	1,789	1,545	86%
Power Systems	3,053	2,288	765	33%
All Other Segments	837	720	117	16%
Corporate Items and Eliminations	(2,457)	(1,793)	(664)
Machinery & Power Systems	6,823	3,787	3,036	80%

Financial Products Segment	587	429	158	37%
Corporate Items and Eliminations	(4)	(42)	38
Financial Products	583	387	196	51%
Consolidating Adjustments	(253)	(211)	(42)
Consolidated Operating Profit	$7,153	$3,963	$3,190	80%

Construction Industries

Construction Industries’ sales were $19.667 billion in 2011, an increase of $6.095 billion, or 45 percent, from 2010.  The improvement in sales was a result of higher sales volume in all geographic regions and across all major products.  While sales for both new equipment and after-market parts improved, the more significant increase was for new equipment.  In addition to volume, sales were higher as a result of currency impacts from a weaker U.S. dollar, and price realization improved.

Continuing economic growth in most developing countries resulted in higher sales overall.  New machine sales were above or near record levels across much of the developing world.  While demand for product was strong, the supply of many excavator models, which are key products for construction across the world, was limited by our capacity for the majority of the year.

In most developed countries, sales increased significantly despite relatively weak construction activity.  The improvement in sales was largely driven by the need for customers to upgrade machine fleets by replacing older equipment and from dealers refreshing equipment in their rental fleets.  Despite the increase from a year ago, sales of new machines to customers in developed countries remain significantly below previous peak levels.  The size of rental fleets increased slightly from post-recession lows, but the average age remained near the historical high.

Construction Industries’ profit was $2.056 billion in 2011 compared with $783 million in 2010.  The improvement was primarily due to higher sales volume and improved price realization.  The benefit from higher sales was partially offset by increases in period manufacturing and freight costs.  The period manufacturing cost increase is primarily due to higher production volume, start-up costs associated with global capacity expansion and increased incentive compensation.  SG&A and R&D expenses were about flat.

Resource Industries

Resource Industries’ sales were $15.629 billion in 2011, an increase of $6.962 billion, or 80 percent, from 2010.  The sales increase was a result of higher volume and the acquisition of Bucyrus during the third quarter of 2011.  While sales for both new equipment and after-market parts improved, the more significant increase was for new equipment.

Growth in the global economy increased demand for commodities and kept commodity prices at levels that encouraged investment, supporting higher sales of equipment for mining.

Since the acquisition closed on July 8, 2011, Bucyrus sales were $2.524 billion, with $610 million in North America, $429 million in Latin America, $516 million in EAME and $969 million in Asia/Pacific.

Resource Industries’ profit was $3.334 billion in 2011 compared with $1.789 billion in 2010.  The impact of Bucyrus lowered segment profit by $32 million and included substantial deal-related and integration costs.

Excluding Bucyrus, Resource Industries’ profit increased $1.577 billion, primarily due to higher sales volume and price realization.  The improvement was partially offset by higher manufacturing and R&D costs.  The manufacturing cost increase was primarily due to higher period costs related to increased production volume and increased material and freight costs.

Power Systems

Power Systems’ sales were $20.114 billion in 2011, an increase of $4.577 billion, or 29 percent, from 2010.  Most of the improvement was a result of higher sales volume and the acquisition of EMD.  Sales were up in all geographic regions.

Worldwide demand for energy at price levels that encourage continued investment resulted in higher demand for engines and turbines for petroleum applications.  Electric power continued to improve as a result of worldwide economic growth.  Sales of our industrial engines and rail products and services also increased.  Sales for marine applications were slightly higher than 2010.

Power Systems’ profit was $3.053 billion in 2011 compared with $2.288 billion in 2010.  The improvement was primarily due to higher sales volume, which included the impact of an unfavorable mix of products, and improved price realization.  The improvements were partially offset by higher manufacturing costs and SG&A and R&D expenses.  The increased manufacturing costs were primarily driven by higher volume, while freight, incentive compensation and material costs also increased.  SG&A and R&D expenses were higher due to increased incentive compensation, costs to support product programs and growth-related costs.

Sales for EMD, which was acquired during the third quarter of 2010, increased $861 million, and segment profit related to EMD decreased $7 million.

Financial Products Segment

Financial Products’ revenues were $3.003 billion, an increase of $57 million, or 2 percent, from 2010.  The increase was primarily due to a favorable impact from higher average earning assets, a favorable change from returned or repossessed equipment and higher miscellaneous net revenues, partially offset by an unfavorable impact from lower interest rates on new and existing finance receivables and a decrease in Cat Insurance revenues.

Financial Products’ profit of $587 million was up $158 million from 2010.  The increase was primarily due to a $52 million favorable impact from higher average earning assets, a $49 million favorable impact from higher net yield on average earning assets, a $49 million favorable change from returned or repossessed equipment and a $37 million decrease in provision expense at Cat Financial.  These increases were partially offset by a $52 million increase in SG&A expenses (excluding provision expense at Cat Financial).

During 2011, Cat Financial’s overall portfolio quality reflected continued improvement.  At the end of 2011, past dues at Cat Financial were 2.89 percent, a decrease from 3.54 percent at the end of the third quarter of 2011, and 3.87 percent at the end of 2010.  Write-offs, net of recoveries, were $158 million for the full-year 2011, down from $237 million for 2010.

As of December 31, 2011, Cat Financial’s allowance for credit losses totaled $369 million, or 1.47 percent of net finance receivables, compared with $363 million, or 1.57 percent of net finance receivables, at year-end 2010.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $2.461 billion in 2011, an increase of $626 million from 2010.  Corporate items and eliminations include corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences, as segment profit is reported using annual fixed exchange rates; and inter-segment eliminations.

Segment profit for 2011 is based on fixed exchange rates set at the beginning of 2011, while segment profit for 2010 is based on fixed exchange rates set at the beginning of 2010.  The difference in actual exchange rates compared with fixed exchange rates is included in corporate items and eliminations and is not reflected in segment profit.  The increased expense for corporate items and eliminations was primarily due to currency differences not allocated to segments, as 2011 actual exchange rates were unfavorable compared with 2011 fixed exchange rates, and higher corporate-level expenses.

FOURTH QUARTER 2011 COMPARED WITH FOURTH QUARTER 2010

CONSOLIDATED SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the fourth quarter of 2010 (at left) and the fourth quarter of 2011 (at right).  Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  The bar entitled Sales Volume includes the sales impact of the divestiture of Carter.  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.

Total sales and revenues were $17.243 billion in the fourth quarter of 2011, an increase of $4.436 billion, or 35 percent, from the fourth quarter of 2010.

The improvement was largely a result of $2.646 billion higher sales volume.  While sales for both new equipment and after-market parts improved, the more significant increase was for new equipment.  Price realization improved $166 million, and currency impacts added $30 million.  Bucyrus added $1.389 billion in sales, EMD sales increased $133 million, and MWM added sales of $52 million.  Financial Products revenues improved slightly.

The improvement in sales volume occurred across the world in all geographic regions and in nearly all segments.  The volume increase was primarily the result of higher end user demand.  Dealer-reported new machine inventory levels were up more than $700 million during the quarter, similar to the increase in the fourth quarter of 2010.

Growth in the global economy improved demand for commodities, and commodity prices remained attractive for investment.  This was positive for mining in all regions of the world.

Construction activity continued to grow in many developing countries.  In developed countries, despite a weak but improving level of construction activity, sales increased as a result of customers upgrading machine fleets by replacing older equipment and dealers refreshing equipment in their rental fleets.

Worldwide demand for energy, at prices that encourage continued investment, resulted in higher sales of engines and turbines for petroleum applications.  Sales for electric power applications continued to improve as a result of worldwide economic growth, and sales of our rail products and services also increased.

While sales and revenues were up in all regions, the most significant growth was in Asia/Pacific.  In total, sales and revenues in Asia/Pacific were up 49 percent in the fourth quarter of 2011 compared with the fourth quarter of 2010.  Excluding our Bucyrus acquisition, sales and revenues in Asia/Pacific were up about 32 percent.  Although the construction equipment industry has decreased in China, and dealer deliveries to end users of new construction equipment have declined, our competitive position has improved and dealer deliveries of new machines have not declined as much as the industry overall.  In addition, our sales of engines, turbines and aftermarket parts in China have performed better than machine deliveries to end users.  China sales improved from the fourth quarter of 2010, and other countries in the Asia/Pacific region have performed much better.  China sales make up less than a quarter of our total Asia/Pacific sales.

CONSOLIDATED OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the fourth quarter of 2010 (at left) and the fourth quarter of 2011 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.  The bar entitled Other includes consolidating adjustments and Machinery and Power Systems other operating (income) expenses.

Operating profit for the fourth quarter of 2011 was $1.960 billion compared with $1.291 billion for the fourth quarter of 2010.  The increase was primarily the result of higher sales volume and improved price realization.  The improvements were partially offset by higher costs and the negative impact of currency.

Manufacturing costs were up $228 million primarily due to higher period costs related to incentive compensation, production volume and capacity expansion programs.  Material costs were up from the fourth quarter of 2010 primarily due to higher steel costs.

SG&A and R&D expenses increased $226 million primarily due to higher volume and increased incentive compensation.

Currency had a $124 million unfavorable impact on operating profit as the benefit from $30 million on sales was more than offset by a negative $154 million impact on costs.  The unfavorable currency impact was primarily due to the Japanese yen.

Financial Products’ operating profit improved by $54 million.

Acquisitions/divestitures impacted operating profit by $118 million primarily related to Bucyrus.

Other costs negatively impacted operating profit by $64 million primarily due to restructuring costs at Cat Japan.

Short-term incentive compensation was about $360 million in the fourth quarter of 2011 compared to about $225 million in the fourth quarter of 2010.

We believe the amount of incremental operating profit we earn on incremental sales and revenues is an important performance metric.  Sales and revenues increased $4.436 billion from the fourth quarter of 2010 to the fourth quarter of 2011, and operating profit increased $669 million. The resulting incremental operating profit rate is 15 percent.  Excluding the acquisition of Bucyrus, EMD and MWM, incremental margin was about 19 percent.  Excluding the acquisition of Bucyrus, EMD and MWM and currency impacts, incremental margin was approximately 24 percent.

OTHER PROFIT/LOSS ITEMS

•                  Interest expense excluding Financial Products increased $32 million from the fourth quarter of 2010 due to debt issued to complete the acquisition of Bucyrus.

•                  Other income/expense was income of $125 million compared with income of $16 million in the fourth quarter of 2010.  The increase was due to the favorable impact of currency gains and losses.

•                  The provision for income taxes in the fourth quarter of 2011 reflects an effective tax rate of 26.5 percent compared with 25 percent for the fourth quarter of 2010, excluding the items discussed below.  The 2011 effective tax rate is higher than 2010 primarily due to changes in our geographic mix of profits from a tax perspective.

The 2011 fourth-quarter tax provision also included a $117 million benefit related to a decrease from the third quarter estimated annual effective tax rate of 29 percent and a $24 million benefit for the release of a valuation allowance, offset by a negative impact of $33 million from nondeductible goodwill primarily related to the divestiture of a portion of the Bucyrus distribution business.  The decrease in the estimated annual effective tax rate for 2011 is primarily due to a more favorable than expected geographic mix of profits from a tax perspective.  This compared to a $75 million benefit in the fourth quarter of 2010 related to a decrease in the estimated annual effective tax rate.

•                  Equity in profit/loss of unconsolidated affiliated companies favorably impacted profit by $11 million compared with the fourth quarter of 2010.  The change is primarily related to the absence of NC2 Global LLC.

Segment Information

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
Fourth Quarter 2011
Construction Industries[1]	$5,355	31%	$1,743	31%	$777	29%	$1,222	35%	$1,613	28%
Resource Industries[2]	5,056	80%	1,694	88%	771	51%	962	48%	1,629	117%
Power Systems[3]	5,672	22%	2,203	14%	722	24%	1,693	27%	1,054	31%
All Other Segments [4]	496	(15)%	235	(28)%	26	24%	145	4%	90	(5)%
Corporate Items and Eliminations	(22)		(15)		(1)		(4)		(2)
Machinery & Power Systems Sales	16,557	36%	5,860	31%	2,295	34%	4,018	33%	4,384	51%

Financial Products Segment	752	4%	413	(4)%	94	16%	110	7%	135	18%
Corporate Items and Eliminations	(66)		(38)		(7)		(13)		(8)
Financial Products Revenues	686	3%	375	—	87	12%	97	(6)%	127	14%

Consolidated Sales and Revenues	$17,243	35%	$6,235	28%	$2,382	33%	$4,115	31%	$4,511	49%

Fourth Quarter 2010
Construction Industries[1]	$4,103		$1,334		$601		$906		$1,262
Resource Industries[2]	2,807		899		511		648		749
Power Systems[3]	4,664		1,936		584		1,337		807
All Other Segments [4]	583		328		21		139		95
Corporate Items and Eliminations	(16)		(12)		—		(3)		(1)
Machinery & Power Systems Sales	12,141		4,485		1,717		3,027		2,912

Financial Products Segment	726		428		81		103		114
Corporate Items and Eliminations	(60)		(54)		(3)		—		(3)
Financial Products Revenues	666		374		78		103		111

Consolidated Sales and Revenues	$12,807		$4,859		$1,795		$3,130		$3,023

[1]	Does not include inter-segment sales of $142 million and $193 million in fourth-quarter 2011 and 2010, respectively.
[2]	Does not include inter-segment sales of $314 million and $342 million in fourth-quarter 2011and 2010, respectively.
[3]	Does not include inter-segment sales of $644 million and $555 million in fourth-quarter 2011 and 2010, respectively.
[4]	Does not include inter-segment sales of $865 million and $762 million in fourth-quarter 2011 and 2010, respectively.

Sales and Revenues by Segment

(Millions of dollars)	Fourth Quarter 2010	Sales Volume	Price Realization	Currency	Acquisitions	Other	Fourth Quarter 2011	$ Change	% Change

Construction Industries	$4,103	$1,171	$48	$33	$—	$—	$5,355	$1,252	31%
Resource Industries	2,807	814	58	(12)	1,389	—	5,056	2,249	80%
Power Systems	4,664	723	94	6	185	—	5,672	1,008	22%
All Other Segments	583	(87)	(3)	3	—	—	496	(87)	(15)%
Corporate Items and Eliminations	(16)	25	(31)	—	—	—	(22)	(6)
Machinery & Power Systems Sales	12,141	2,646	166	30	1,574	—	16,557	4,416	36%

Financial Products Segment	726	—	—	—	—	26	752	26	4%
Corporate Items and Eliminations	(60)	—	—	—	—	(6)	(66)	(6)
Financial Products Revenues	666	—	—	—	—	20	686	20	3%

Consolidated Sales and Revenues	$12,807	$2,646	$166	$30	$1,574	$20	$17,243	$4,436	35%

Operating Profit by Segment

(Millions of dollars)	Fourth Quarter 2011	Fourth Quarter 2010	$ Change	% Change
Construction Industries	$534	$287	$247	86%
Resource Industries	997	606	391	65%
Power Systems	823	708	115	16%
All Other Segments	236	140	96	69%
Corporate Items and Eliminations	(721)	(497)	(224)
Machinery & Power Systems	1,869	1,244	625	50%

Financial Products Segment	134	105	29	28%
Corporate Items and Eliminations	22	(3)	25
Financial Products	156	102	54	53%
Consolidating Adjustments	(65)	(55)	(10)
Consolidated Operating Profit	$1,960	$1,291	$669	52%

Construction Industries

Construction Industries’ sales were $5.355 billion in the fourth quarter of 2011, an increase of $1.252 billion, or 31 percent, from the fourth quarter of 2010.  The improvement in sales was a result of significantly higher sales volume in all geographic regions and across all major products.  While sales for both new equipment and after-market parts improved, the more significant increase was for new equipment.

Continuing economic growth in most developing countries resulted in higher sales overall.  Despite an economic slowdown in China, our sales in China were higher in the fourth quarter of 2011 than in the fourth quarter of 2010 as dealer deliveries to end users, while down, held up better than the industry overall, and machine production was sufficient to allow dealers to build inventory for the upcoming 2012 selling season.

In most developed countries, sales increased significantly despite relatively weak construction activity.  The improvement in sales was largely driven by the need for customers to upgrade machine fleets to replace older equipment and dealers refreshing equipment in their rental fleets.  Despite the increase from a year ago, sales of new machines to customers in developed countries remain significantly below previous peak levels.  The size of rental fleets increased slightly from post-recession lows, but the average age remained near the historical high.

Construction Industries’ profit was $534 million in the fourth quarter of 2011 compared with $287 million in the fourth quarter of 2010.  The increase in profit was primarily due to higher sales volume, which included the impact of a favorable mix of products, and improved price realization.  The benefits from increased sales were partially offset by higher period manufacturing and freight costs.  Period manufacturing costs increased as a result of increased production volume and global capacity expansion.  In addition, the quarter included restructuring costs at Cat Japan.

Resource Industries

Resource Industries’ sales were $5.056 billion in the fourth quarter of 2011, an increase of $2.249 billion, or 80 percent, from the fourth quarter of 2010.  The sales increase was primarily due to the acquisition of Bucyrus in 2011 and higher sales volume.

While commodity prices are off their highs from earlier in 2011, they remain favorable for investment, and that is driving significant demand for our large mining products and aftermarket parts.  While demand for product was strong, the supply of many of our mining products was limited by our capacity.

Bucyrus sales were $1.389 billion in the fourth quarter of 2011, with $344 million in North America, $244 million in Latin America, $268 million in EAME and $533 million in Asia/Pacific.

Resource Industries’ profit was $997 million in the fourth quarter of 2011 compared with $606 million in the fourth quarter of 2010.  The acquisition of Bucyrus increased segment profit by $146 million.  See further discussion of the Bucyrus distribution business divestiture beginning on page A-100.

Excluding Bucyrus, Resource Industries’ profit increased $245 million, primarily due to higher sales volume and improved price realization.  The improvement was partially offset by higher period manufacturing, material and freight costs.  SG&A and R&D expenses also increased as a result of higher volume, costs to support product programs and increased incentive compensation.

Power Systems

Power Systems’ sales were $5.672 billion in the fourth quarter of 2011, an increase of $1.008 billion, or 22 percent, from the fourth quarter of 2010.  The improvement was a result of higher sales volume for both new equipment and parts, the acquisitions of EMD and MWM and improved price realization.  Sales were up in all geographic regions.

Worldwide demand for energy at price levels that encourage continued investment has resulted in higher demand for engines and turbines for petroleum applications.  Strong demand for electric power resulted in higher sales of turbines.  Sales of our rail products and services also increased.

Power Systems’ profit was $823 million in the fourth quarter of 2011 compared with $708 million in the fourth quarter of 2010.  The increase was primarily due to higher sales volume and improved price realization.  The improvements were partially offset by higher costs, primarily driven by growth, incentive compensation and costs to support product programs.

Sales for EMD increased $133 million, while profit decreased $28 million.  MWM, acquired during the fourth quarter of 2011, added sales of $52 million, and was about neutral to profit.

Financial Products Segment

Financial Products’ revenues were $752 million, an increase of $26 million, or 4 percent, from the fourth quarter of 2010.  The increase was primarily due to the impact from higher average earning assets, a favorable change from returned or repossessed equipment and higher miscellaneous net revenues, partially offset by an unfavorable impact from lower interest rates on new and existing finance receivables.

Financial Products’ profit was $134 million in the fourth quarter of 2011, compared with $105 million in the fourth quarter of 2010.  The increase was primarily due to a $17 million favorable change from returned or repossessed equipment and a $15 million favorable impact from higher average earning assets.  These increases were partially offset by an increase in SG&A expenses.

All Other Segments

All Other segments includes groups that provide services such as component manufacturing, remanufacturing and logistics to both Caterpillar and external customers.  The increase in profit from the fourth quarter of 2010 to the fourth quarter of 2011 was primarily due to internal recoveries from other segments that were in excess of costs incurred.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $699 million in the fourth quarter of 2011, an increase of $199 million from the fourth quarter of 2010.  Corporate items and eliminations include corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences, as segment profit is reported using annual fixed exchange rates and inter-segment eliminations.

Segment profit for 2011 is based on fixed exchange rates set at the beginning of 2011, while segment profit for 2010 is based on fixed exchange rates set at the beginning of 2010.  The difference in actual exchange rates compared with fixed exchange rates is included in corporate items and eliminations and is not reflected in segment profit.  The increased expense for corporate items and eliminations was primarily due to currency differences not allocated to segments, as fourth-quarter 2011 actual exchange rates were unfavorable compared with 2011 fixed exchange rates.  In addition, corporate-level expenses and retirement benefit costs not allocated to the segments increased.

2010 COMPARED WITH 2009

CONSOLIDATED SALES AND REVENUES

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

Sales and revenues for 2010 were $42.588 billion, up $10.192 billion, or 31 percent, from 2009.  Sales volume was up $8.814 billion primarily due to higher end-user demand for Construction Industries and Resource Industries products and the absence of dealer new machine inventory reductions that occurred in 2009.  While sales for new equipment and aftermarket parts improved, the increase for new equipment was more significant.  Price realization improved $954 million, and currency had a negative impact on sales of $14 million.  Electro-Motive Diesel (EMD), which was acquired in the third quarter of 2010, added $573 million.  Financial Products revenues decreased $135 million primarily due to lower average earning assets.

Economic recoveries in most countries encouraged users to increase machine purchases, either to expand fleets or slow their deterioration.  The improvement in volume required our factories to increase machine shipments in 2010 by the largest amount, in both dollars and percent, in more than 30 years.  Recovery in machine sales is further along in developing economies where recessions were less severe and governments acted aggressively to promote growth.  Dealer deliveries in Asia/Pacific were a record high in 2010, and those in Latin America were near record highs.  Developed economies responded slowly to economic downturns, and high unemployment remains a problem for the United States, Europe and Japan.

Dealers added about $800 million to inventories in 2010.  In 2009 dealers reduced new machine inventories about $3.4 billion.  However, in months of supply, dealer inventories were lower at the end of 2010 than both year-end 2009 and the historical average.

Power Systems’ sales increased 16 percent from 2009, primarily because of higher sales of engines for electric power and industrial applications partially offset by lower sales of engines for marine and petroleum applications.

CONSOLIDATED OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2009 (at left) and 2010 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  The bar entitled Other/M&PS Redundancy includes consolidating adjustments and Machinery and Power Systems other operating (income) expenses, which include Machinery and Power Systems redundancy costs.  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.

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

The negative change in product mix in 2010 compared to 2009 was primarily due to three key factors.  First, product mix within Machinery and Power Systems segments was negative as sales growth was higher in lower margin machines and engines than higher margin products.  Second, Power Systems had a higher operating margin than Construction Industries and Resource Industries.  Construction Industries and Resource Industries combined sales grew 55 percent compared with a 16 percent increase for Power Systems.  Lastly, aftermarket parts sales were a lower percent of total sales in 2010 compared to 2009 which negatively impacted product mix as aftermarket parts have higher operating margins than new equipment.

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

We believe the amount of incremental operating profit we earn on incremental sales and revenues is an important performance metric.  Excluding EMD, sales and revenues increased $9.619 billion from 2009 to 2010.  Excluding redundancy costs and LIFO decrement benefits in 2009 and EMD operating profit of $62 million in 2010, operating profit increased $2.918 billion.  The resulting incremental operating profit rate was 30 percent.

OTHER PROFIT/LOSS ITEMS

•                  Interest expense excluding Financial Products decreased $46 million from 2009 primarily due to a reduction in debt.

•                  Other income/expense was income of $130 million compared with income of $381 million in 2009.  The decrease was primarily driven by an unfavorable impact from currency gains and losses.  Machinery and Power Systems currency derivative losses were near $50 million in 2010 compared with gains of more than $200 million in 2009.

•                  The provision for income taxes of $968 million for 2010 reflects a tax rate of 25 percent, excluding the discrete items discussed below, which is less than the U.S. corporate tax rate of 35 percent primarily due to profits in tax jurisdictions with rates lower than the U.S. rate.

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

•                  Equity in profit/loss of unconsolidated affiliated companies negatively impacted profit by $12 million compared to 2009.  The change is primarily related to start-up expenses from NC2 Global LLC, our joint venture with Navistar.

•                  Profit/loss attributable to noncontrolling interests negatively impacted profit by $126 million compared to 2009, primarily due to improved financial performance of Caterpillar Japan Ltd. (Cat Japan).  Caterpillar owns two-thirds of Cat Japan, meaning one-third of its profits or losses are attributable to our partner, Mitsubishi Heavy Industries.

Segment Information

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
2010
Construction Industries[1]	$13,572	60%	$4,108	62%	$2,048	88%	$2,941	43%	$4,475	58%
Resource Industries[2]	8,667	48%	2,866	37%	1,809	57%	1,737	30%	2,255	77%
Power Systems[3]	15,537	16%	6,376	25%	1,900	44%	4,393	—%	2,868	12%
All Other Segments [4]	2,156	20%	1,208	29%	108	44%	538	(11)%	302	73%
Corporate Items and Eliminations	(65)		(36)		(8)		(14)		(7)
Machinery & Power Systems Sales	39,867	35%	14,522	36%	5,857	61%	9,595	14%	9,893	44%

Financial Products Segment	2,946	(6)%	1,773	(10)%	308	9%	427	(14)%	438	11%
Corporate Items and Eliminations	(225)		(202)		(11)		—		(12)
Financial Products Revenues	2,721	(5)%	1,571	(8)%	297	11%	427	(14)%	426	12%

Consolidated Sales and Revenues	$42,588	31%	$16,093	30%	$6,154	58%	$10,022	13%	$10,319	43%

2009
Construction Industries[1]	$8,507		$2,532		$1,087		$2,057		$2,831
Resource Industries[2]	5,857		2,085		1,155		1,341		1,276
Power Systems[3]	13,389		5,093		1,319		4,405		2,572
All Other Segments [4]	1,791		936		75		605		175
Corporate Items and Eliminations	(4)		(1)		(1)		(1)		(1)
Machinery & Power Systems Sales	29,540		10,645		3,635		8,407		6,853

Financial Products Segment	3,139		1,968		282		495		394
Corporate Items and Eliminations	(283)		(254)		(14)		—		(15)
Financial Products Revenues	2,856		1,714		268		495		379

Consolidated Sales and Revenues	$32,396		$12,359		$3,903		$8,902		$7,232

1      Does not include inter-segment sales of $674 million and $516 million in 2010 and 2009, respectively.

2      Does not include inter-segment sales of $894 million and $414 million in 2010 and 2009, respectively.

3      Does not include inter-segment sales of $1.684 billion and $855 million in 2010 and 2009, respectively.

4      Does not include inter-segment sales of $2.808 billion and $2.153 billion in 2010 and 2009, respectively.

Sales and Revenues by Segment

(Millions of dollars)	2009	Sales Volume	Price Realization	Currency	Acquisitions	Other	2010	$ Change	% Change

Construction Industries	$8,507	$4,561	$373	$131	$—	$—	$13,572	$5,065	60%
Resource Industries	5,857	2,457	386	(33)	—	—	8,667	2,810	48%
Power Systems	13,389	1,460	214	(99)	573		15,537	2,148	16%
All Other Segments	1,791	335	43	(13)	—	—	2,156	365	20%
Corporate Items and Eliminations	(4)	1	(62)	—	—	—	(65)	(61)
Machinery & Power Systems Sales	29,540	8,814	954	(14)	573	—	39,867	10,327	35%

Financial Products Segment	3,139	—	—	—	—	(193)	2,946	(193)	(6)%
Corporate Items and Eliminations	(283)	—	—	—	—	58	(225)	58
Financial Products Revenues	2,856	—	—	—	—	(135)	2,721	(135)	(5)%

Consolidated Sales and Revenues	$32,396	$8,814	$954	$(14)	$573	$(135)	$42,588	$10,192	31%

Operating Profit by Segment

(Millions of dollars)	2010	2009	$ Change	% Change
Construction Industries	$783	$(768)	$1,551	N/A [1]
Resource Industries	1,789	288	1,501	521%
Power Systems	2,288	1,660	628	38%
All Other Segments	720	625	95	15%
Corporate Items and Eliminations	(1,793)	(1,348)	(445)
Machinery & Power Systems	3,787	457	3,330	729%

Financial Products Segment	429	399	30	8%
Corporate Items and Eliminations	(42)	(18)	(24)
Financial Products	387	381	6	2%
Consolidating Adjustments	(211)	(261)	50
Consolidated Operating Profit	$3,963	$577	$3,386	587%

1  Because 2009 was a loss for Construction Industries, the percent change is not meaningful.

Construction Industries

Construction Industries’ sales were $13.572 billion in 2010, an increase of $5.065 billion, or 60 percent, from 2009.  The improvement in sales was a result of significantly higher sales volume in all geographic regions and across all major products.  In addition to volume, sales were higher as a result of improved price realization and the impact of currency.

Economic improvements in most countries encouraged users to increase machine purchases, either to expand fleets or slow their deterioration.  Nearly all countries kept interest rates low, and financial conditions improved.  As a result, significant sales increases occurred in all geographic regions.

Most Asia/Pacific governments maintained accommodative interest rate and budget policies implemented in response to the financial crisis.  As a result, economic recoveries in Asia/Pacific were among the strongest in the world, which raised demand for construction.  China, the world’s largest user of construction equipment, accounted for roughly half of the region’s volume growth.  While the Chinese government took actions to slow the economy, industrial production still increased 16 percent.  Housing spending increased 33 percent.  Nonresidential spending was up 19 percent.

Construction Industries’ profit was $783 million in 2010 compared with a loss of $768 million in 2009.  The increase in profit was due to higher sales volume, which includes the impact of an unfavorable mix of products, improved manufacturing costs and favorable price realization.  These improvements were partially offset by higher R&D expenses due to additional investment in new product development programs related to emissions requirements and the negative impact of currency.

Resource Industries

Resource Industries’ sales were $8.667 billion in 2010, an increase of $2.810 billion, or 48 percent, from 2009.  The sales growth was driven by higher sales volume and improved price realization.

Resource Industries sales benefited from low interest rates and higher commodity prices.  For example, Australian thermal coal prices increased 38 percent, and copper, gold and tin prices reached record highs.  Higher prices lifted mining output in many countries, which increased demand for our equipment.

Resource Industries’ profit was $1.789 billion in 2010 compared with $288 million in 2009.  The profit improvement was largely driven by higher sales volume.  In addition, lower manufacturing costs and favorable price realization contributed to the higher profit.  These improvements were partially offset by higher R&D expenses due to additional investment in new product development programs related to emissions requirements.

Power Systems

Power Systems’ sales were $15.537 billion in 2010, an increase of $2.148 billion, or 16 percent, from 2009.  The sales growth was driven by higher sales volume and price realization. EMD, which was acquired in the third quarter of 2010, added $573 million.

Power Systems’ sales for electric power applications, industrial applications and rail improved while sales for marine and petroleum applications declined.  Demand for electric power improved as a result of better economic growth, and sales of industrial engines to customers that manufacture agricultural and construction equipment also improved.  Sales for marine applications decreased in all geographic regions due to weak industry demand.  Sales for petroleum applications decreased in all geographic regions except Latin America, which benefited from one large turbine order.

Power Systems’ sales were up in all geographic regions except EAME.  The increased sales in North America were due to higher rail sales and increased sales of engines for industrial and electric power applications.  The acquisition of EMD added sales of $260 million in North America.  Sales in EAME declined slightly as lower sales for petroleum and marine applications were partially offset by increased sales of engines for industrial applications and EMD sales of $160 million.  Sales in Latin America increased primarily due to two large turbine orders for petroleum and electric power applications and increased industry demand for electric power applications.  Asia/Pacific sales increased due to higher sales for electric power and industrial applications partially offset by sales for marine and petroleum applications.  The acquisition of EMD added sales of $145 million in Asia/Pacific.

Power Systems’ profit was $2.288 billion in 2010 compared with $1.660 billion in 2009.  The profit improvement was largely driven by higher sales volume, which includes the impact of an unfavorable mix of products.  In addition, favorable price realization and lower manufacturing costs contributed to the higher profit.  These improvements were partially offset by higher SG&A and R&D expenses due to provisions for incentive pay and additional investment in new product development programs related to emissions requirements.  EMD added $62 million.

Financial Products Segment

Financial Products’ revenues were $2.946 billion in 2010, a decrease of $193 million, or 6 percent, from 2009.  The decrease was primarily due to a $223 million unfavorable impact from lower average earning assets and a $30 million decrease in Cat Insurance revenues, partially offset by a $53 million favorable change from returned or repossessed equipment and the absence of $34 million in write-downs on retained interests related to the securitized asset portfolio in 2009.

Financial Products’ profit was $429 million in 2010 compared with $399 million in 2009. The increase was primarily due to a $53 million favorable change from returned or repossessed equipment, the absence of $34 million in write-downs on retained interests related to the securitized asset portfolio in 2009, a $28 million favorable impact from net currency exchange gains and losses and a $27 million favorable impact from increased net yield on average earning assets, partially offset by a $79 million unfavorable impact from lower average earning assets and a $36 million increase in SG&A expenses (excluding the provision for credit losses).

At the end of 2010, past dues at Cat Financial were 3.87 percent, which decreased from 5.54 percent at the end of 2009.  Write-offs, net of recoveries, were $237 million for 2010, down from $253 million for 2009.

As of December 31, 2010, Cat Financial’s allowance for credit losses totaled $363 million or 1.57 percent of net finance receivables, compared with $377 million or 1.64 percent at the end of 2009.  The trend reflects improving portfolio performance metrics and the write-off of accounts previously identified as potential credit losses in the allowance account.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $1.835 billion in 2010, an increase of $469 million from 2009.  Corporate items and eliminations include corporate-level expenses, timing differences as some expenses are reported in segment results on a cash basis, retirement benefit costs other than service cost and inter-segment eliminations.

The increase was primarily due to the absence of $300 million of LIFO inventory decrement benefits, increased retirement benefit costs not allocated to segments, higher corporate-level expenses and an increase in the provision for warranty due to higher sales volume. The absence of $664 million of 2009 redundancy costs not allocated to segments partially offset this increase.

ACQUISITIONS AND DIVESTITURES

MWM Holding GmbH (MWM)

On October 31, 2011, we acquired 100 percent of the equity in privately held MWM Holding GmbH (MWM).  Headquartered in Mannheim, Germany, MWM is a global supplier of sustainable, natural gas and alternative-fuel engines.  With the acquisition of MWM, Caterpillar expects to expand customer options for sustainable power generation solutions.  The preliminary purchase price, net of $94 million of acquired cash, was approximately $774 million (€574 million).  The purchase price included preliminary net working capital and other purchase price adjustments anticipated to be finalized in the first quarter of 2012.

The transaction was financed with available cash.  Tangible assets acquired of $535 million, recorded at their fair values, primarily were cash of $94 million, receivables of $96 million, inventories of $205 million and property, plant and equipment of $108 million.  Finite-lived intangible assets acquired of $221 million were primarily related to customer relationships and also included intellectual property and trade names.  The finite lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 10 years.  Liabilities assumed of $275 million, recorded at their fair values, primarily included accounts payable of $77 million, net deferred tax liabilities of $67 million and advance payments of $43 million.  Goodwill of $387 million, approximately $90 million of which is deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and intangible assets acquired.  Factors that contributed to a purchase price resulting in the recognition of goodwill include MWM’s strategic fit into our product and services portfolio, aftermarket support opportunities and the acquired assembled workforce.  These values represent a preliminary allocation of the purchase price subject to finalization of post-closing procedures.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the “Power Systems” segment.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

Bucyrus International, Inc.

On July 8, 2011, we completed our acquisition of Bucyrus International, Inc. (Bucyrus).  Bucyrus is a designer, manufacturer and marketer of mining equipment for the surface and underground mining industries.  The total purchase price was approximately $8.8 billion, consisting of $7.4 billion for the purchase of all outstanding shares of Bucyrus common stock at $92 per share and $1.6 billion of assumed Bucyrus debt, substantially all of which was repaid subsequent to closing, net of $0.2 billion of acquired cash.

We funded the acquisition using available cash, commercial paper borrowings and approximately $4.5 billion of long-term debt issued in May 2011.  On May 24, 2011, we issued $500 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.10%) due in 2012 and $750 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.17%) due in 2013.  The interest rates for the Floating Rate Senior Notes will be reset quarterly.  We also issued $750 million of 1.375% Senior Notes due in 2014, $1.25 billion of 3.90% Senior Notes due in 2021, and $1.25 billion of 5.20% Senior Notes due in 2041.  The Notes are unsecured obligations of Caterpillar and rank equally with all other senior unsecured indebtedness.

Bucyrus contributed sales of $2,524 million and a pretax loss of $403 million (inclusive of deal-related and integration costs) from July 8, 2011 to December 31, 2011.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the “Resource Industries” segment.  For the year ended December 31, 2011, we recorded $373 million in costs related to the acquisition of Bucyrus.  These acquisition related costs include consulting, legal and advisory fees, severance costs and financing costs.

The following table summarizes the assets acquired and liabilities assumed as of the acquisition date at estimated fair value.  These values represent a revision to the initial allocation of the purchase price subject to finalization of post-closing procedures.  The purchase accounting summarized below is preliminary and is subject to further analysis. Receipt of additional information to complete such analysis and finalization of the valuation is still in process. The acquisition accounting adjustments and fair value adjustments are based on analysis performed on information as of the acquisition date that was available through December 31, 2011 and will be updated through the measurement period, if necessary.

	July 8, 2011
(Millions of dollars)	Initial	Revised
Assets
Cash	$203	$204
Receivables — Trade & Other	693	689
Prepaid expenses	154	161
Inventories	2,305	2,248
Property, plant and equipment — net	692	699
Intangible assets	3,901	3,901
Goodwill	5,263	4,616
Other assets	48	79
Liabilities
Short-term borrowings	24	24
Current portion - long-term debt	16	16
Accounts payable	444	465
Accrued expenses	405	427
Customer advances	668	668
Other current liabilities	426	78
Long-term debt	1,514	1,528
Other liabilities	2,308	1,937
Net assets acquired	$7,454	$7,454

During the three months ended December 31, 2011 goodwill was reduced by $647 million, the net result of purchase accounting adjustments to the fair value of acquired assets and assumed liabilities.  These adjustments primarily included a reduction to goodwill to reflect the tax consequences of the expected reversal of differences in the U.S. GAAP and tax basis of assets and liabilities.

The following table is a summary of the fair value estimates of the acquired identifiable intangible assets, weighted—average useful lives, and balance of accumulated amortization as of December 31, 2011:

(Millions of dollars)	Estimated fair value of asset /(liability)	Weighted-average useful life (in years)	Accumulated amortization
Customer relationships	$2,337	15	$75
Intellectual property	1,489	12	58
Other	75	4	10
Total	$3,901	14	$143

The identifiable intangibles recorded as a result of the acquisition have been amortized from the acquisition date.  Amortization expense related to intangible assets was $143 million in 2011.  Estimated aggregate amortization expense for the five succeeding years and thereafter is as follows:

(Millions of dollars)

2012	2013	2014	2015	2016	Thereafter
$299	$299	$299	$290	$280	$2,291

Goodwill in the amount of $4,616 million was recorded for the acquisition of Bucyrus and is included in the Resource Industries segment.  Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.  Goodwill will not be amortized, but will be tested for impairment at least annually.  Approximately $500 million of the goodwill is deductible for tax purposes.  Goodwill largely consists of expected synergies resulting from the acquisition.  Key areas of expected cost savings include elimination of redundant selling, general and administrative expenses and increased purchasing power for raw materials and supplies.  We also anticipate the acquisition will produce growth synergies as a result of the combined businesses’ broader product portfolio in the mining industry.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions.  The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

The unaudited pro forma results presented below include the effects of the Bucyrus acquisition as if it had occurred as of January 1, 2010.  The unaudited pro forma results reflect certain adjustments related to the acquisition, such as the amortization associated with estimates for the acquired intangible assets, fair value adjustments for inventory, contracts and the impact of acquisition financing.  The 2011 supplemental pro forma earnings were adjusted to exclude $373 million of acquisition related costs, including consulting, legal and advisory fees, severance costs and financing expense prior to debt issuance.  The 2011 supplemental pro forma earnings were adjusted to exclude $303 million of nonrecurring expense related to the fair value adjustment to acquisition-date inventory and $25 million acceleration of Bucyrus stock compensation expense.  The 2010 supplemental pro forma earnings were adjusted to include acquisition related costs and fair value adjustments to acquisition-date inventory.

The pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. Accordingly, the unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been completed on the dates indicated.

	Years ended December 31,
(Dollars in millions except per share data)	2011	2010
Total Sales and revenues	$62,281	$46,239
Profit (loss)	$5,401	$2,385
Profit (loss) per common share	$8.37	$3.78
Profit (loss) per common share — diluted	$8.11	$3.67

In conjunction with our acquisition of Bucyrus in July 2011, we announced our intention to sell the Bucyrus distribution business to Caterpillar dealers that support mining customers around the world in a series of individual transactions.  Bucyrus predominantly employed a direct to end customer model to sell and support products.  The intention is for all Bucyrus products to be sold and serviced by Caterpillar dealers, consistent with our long-held distribution strategy.  We expect these transitions will occur in phases based on the mining business opportunity within each dealer territory.

As portions of the Bucyrus distribution business are sold or classified as held for sale, they will not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from the Caterpillar dealers after the divestitures.  The gain or loss on disposal, along with the continuing operations of these disposal groups, will be reported in the Resource Industries segment.  Goodwill will be allocated to each disposal group using the relative fair value method.  The value of the customer relationship intangibles related to each portion of the Bucyrus distribution business to be sold will be included in the disposal groups.  The disposal groups will be recorded at the lower of their carrying value or fair value less cost to sell. There have been no impairments related to the Bucyrus distribution business.

In November 2011, we entered into agreements and committed to sell portions of the Bucyrus distribution business to three Caterpillar dealers.

In December 2011, one of the sale transactions was completed whereby we sold a portion of the Bucyrus distribution business to the Industrial Division of Sime Darby Berhad operated by Hastings Deering for $360 million, subject to certain working capital adjustments.  After-tax profit was favorably impacted by $9 million in 2011 as a result of the Bucyrus distribution business divestiture activities. This is comprised of $96 million of other operating income primarily related to the December 2011 sale transaction, offset by costs incurred related to the Bucyrus distribution business divestiture activities of $32 million (included in Selling, general and administrative expenses) and income tax of $55 million.  Assets sold included customer relationship intangibles of $63 million, other assets of $53 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $101 million.

Impact of Bucyrus on Consolidated Profit (Loss) Before Tax

(Millions of Dollars except per share data)	2011
Impact excluding Divestiture

Impact by Results of Operations Line Item
Sales	$2,524
Cost of goods sold	(2,159)
SG&A	(351)
R&D	(26)
Other operating costs	(84)
Operating profit (loss)	(96)
Interest expense	(79)
Other income (expense)	(228)
Profit (loss) before tax	$(403)

Impact by Category
Operating profit excluding acquisition costs	$484
Incremental intangible amortization	(109)
Inventory step-up	(303)
Deal-related & integration costs	(168)
Impact on operating profit (loss)	(96)
Interest expense	(79)
Other income (expense)	(228)
Impact on profit (loss) before tax	$(403)

Profit (loss) before tax	$(403)
Income tax (provision)/benefit	133
Profit/(Loss) after tax of Consolidated Companies	(270)
Profit/(Loss) attributable to non-controlling interest	(1)
Profit/(Loss)	$(271)

Distribution Business Divestiture Impact
SG&A	$(32)
Other operating income (costs)	96
Impact on operating profit	64
Income tax (provision)/benefit	(55)
Profit/(Loss)	$9

Electro-Motive Diesel, Inc.

In August 2010, we acquired 100 percent of the equity in privately held Electro-Motive Diesel, Inc. (EMD) for approximately $901 million, consisting of $928 million paid at closing less a final net working capital adjustment of $27 million received in the fourth quarter of 2010.  Headquartered in LaGrange, Illinois with additional manufacturing facilities in Canada and Mexico, EMD designs, manufactures and sells diesel-electric locomotives for commercial railroad applications and sells its products to customers throughout the world.  EMD has a significant field population in North America and throughout the world supported by an aftermarket business offering customers replacement parts, maintenance solutions, and a range of value-added services.  EMD is also a global provider of diesel engines for marine propulsion, offshore and land-based oil well drilling rigs, and stationary power generation.  The acquisition supports our strategic plan to grow our presence in the global rail industry.  We expect the EMD acquisition to enable us to provide rail and transit customers a range of locomotive, engine and emissions solutions, as well as aftermarket product and parts support and a full line of rail-related services and solutions.

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

GLOSSARY OF TERMS

1.              All Other Segments — Primarily includes activities such as: the remanufacturing of Cat engines and components and remanufacturing services for other companies as well as the product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services for Caterpillar and other companies; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America (U.S. & Canada only); distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts; and the 50/50 joint venture with Navistar (NC2) until it became a wholly owned subsidiary of Navistar effective September 29, 2011.

2.              Bucyrus Impact — This includes Bucyrus results as a wholly owned subsidiary of Caterpillar since the acquisition date of July 8, 2011, acquisition-related costs incurred during 2011 and the impact related to divestiture of a portion of the Bucyrus distribution business.  Bucyrus acquisition costs relate to losses on interest rate swaps put in place in anticipation of issuing debt for the acquisition, costs for a bridge financing facility, integration costs (including severance-related costs), advisory and legal costs and interest expense on new debt.

3.              Caterpillar Production System — The Caterpillar Production System is the common Order-to-Delivery process being implemented enterprise-wide to achieve our safety, quality, velocity, earnings and growth goals.

4.              Consolidating Adjustments — Eliminations of transactions between Machinery and Power Systems and Financial Products.

5.              Construction Industries — A segment responsible for small and core construction machines.  Responsibility includes business strategy, product design, product management and development, manufacturing, marketing, and sales and product support.  The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, medium track-type tractors, track-type loaders, motor graders and pipe layers.  In addition, Construction Industries has responsibility for Power Systems and components in Japan and an integrated manufacturing cost center that supports Machinery and Power Systems businesses.

6.              Currency — With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar.  With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar.  Currency includes the impact on sales and operating profit for the Machinery and Power Systems lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses.  With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

7.              Debt-to-Capital Ratio — A key measure of financial strength used by both management and our credit rating agencies.  The metric is a ratio of Machinery and Power Systems debt (short-term borrowings plus long-term debt) and redeemable noncontrolling interest to the sum of Machinery and Power Systems debt, redeemable noncontrolling interest and stockholders’ equity.

8.              EAME — A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

9.              Earning Assets — Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

10.       Financial Products Segment — Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers.  Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans.  The division also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

11.  Latin America — Geographic region including Central and South American countries and Mexico.

12.       Machinery and Power Systems (M&PS) — Represents the aggregate total of Construction Industries, Resource Industries, Power Systems, and All Other segments and related corporate items and eliminations.

13.       Machinery and Power Systems Other Operating (Income) Expenses — Comprised primarily of gains/losses on disposal of long-lived assets, long-lived asset impairment charges, pension curtailment charges and employee redundancy costs.

14.       Manufacturing Costs — Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs.  Variable manufacturing costs are defined as having a direct relationship with the volume of production.  This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process.  Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume.  Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

15.       Power Systems — A segment responsible for the product management, development, manufacturing, marketing, sales and product support of reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and petroleum industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services; the development, manufacturing, remanufacturing, maintenance, leasing and service of diesel-electric locomotives and components and other rail-related products and services.

16.       Price Realization — The impact of net price changes excluding currency and new product introductions.  Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

17.       Resource Industries — A segment responsible for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for large track-type tractors, large mining trucks, underground mining equipment, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, compactors, select work tools, forestry products, paving products, machinery components and electronics and control systems.  In addition, Resource Industries manages areas that provide services to other parts of the company, including integrated manufacturing, research and development and coordination of the Caterpillar Production System.  On July 8, 2011, the acquisition of Bucyrus International was completed.  This added the responsibility for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for electric rope shovels, draglines, hydraulic shovels, drills, highwall miners and electric drive off-highway trucks to Resource Industries.  In addition, Resource Industries segment profit includes Bucyrus acquisition-related costs and the impact from divestiture of a portion of the Bucyrus distribution business.

18.       Sales Volume — With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery and Power Systems as well as the incremental revenue impact of new product introductions, including emissions-related product updates.  With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery and Power Systems combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates.  Product mix represents the net operating profit impact of changes in the relative weighting of Machinery and Power Systems sales with respect to total sales.

LIQUIDITY AND CAPITAL RESOURCES

Sources of funds

We generate significant capital resources from operating activities, which are the primary source of funding for our Machinery and Power Systems operations.  Funding for these businesses is also provided by commercial paper and long-term debt issuances.  Financial Products operations are funded primarily from commercial paper, term debt issuances and collections from their existing portfolio.  Throughout 2011, we experienced favorable liquidity conditions globally in both our Machinery and Power Systems and Financial Products operations.  On a consolidated basis, we ended 2011 with $3.1 billion of cash, a decrease of $0.5 billion from year-end 2010.  Our cash balances are held in numerous locations throughout the world.  We expect to meet our U.S. funding needs without repatriating undistributed profits that are indefinitely reinvested outside the U.S.

Consolidated operating cash flow for 2011 was $7.01 billion, up from $5.01 billion in 2010.  Operating cash flow in 2011 benefited from profit of consolidated and affiliated companies of $4.98 billion, and an increase in accounts payable resulting primarily from higher material purchases.  Partially offsetting these items were higher inventories and receivables, primarily related to higher production volumes and sales, as well as the payment of short-term incentive compensation to employees during the first quarter of 2011.  Operating cash flow in 2010 benefited from profit of consolidated and affiliated companies of $2.76 billion and an increase in accounts payable, reflecting higher levels of material purchases for a production ramp-up to meet increasing demand.  This was offset by an increase in inventory, also related to production ramp-up, and higher receivables.  See further discussion of operating cash flow under Machinery and Power Systems and Financial Products.

Total debt as of December 31, 2011, was $34.59 billion, an increase of $6.17 billion from year-end 2010.  Debt related to Machinery and Power Systems increased $3.86 billion in 2011, primarily due to the issuance of $4.5 billion of debt in May 2011 to fund the Bucyrus acquisition.  Debt related to Financial Products increased $2.31 billion reflecting increasing portfolio balances at Cat Financial.

We have three global credit facilities with a syndicate of banks totaling $8.5 billion (Credit Facility) available in the aggregate to both Caterpillar and Cat Financial to support their commercial paper programs in the event those programs become unavailable and for general liquidity purposes.  Based on management’s allocation decision, which can be revised from time to time, the portion of the Credit Facility available to Cat Financial as of December 31, 2011 was $6.5 billion.

•                            The 364-day facility of $2.55 billion expires in September 2012.

•                            The five-year facility of $3.86 billion expires in September 2016.

•                            The four-year facility of $2.09 billion expires in September 2014.

At December 31, 2011, Caterpillar’s consolidated net worth was $19.50 billion, which was above the $9.00 billion required under the Credit Facility.  The consolidated net worth is defined as the consolidated stockholder’s equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2011, Cat Financial’s covenant interest coverage ratio was 1.60 to 1.  This is above the 1.15 to 1 minimum ratio calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended.

In addition, at December 31, 2011, Cat Financial’s covenant leverage ratio was 7.88 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31 required by the Credit Facility.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the bank group may terminate the commitments allocated to the party that does not meet its covenants.  Additionally, in such event, certain of Cat Financial’s other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings.  At December 31, 2011, there were no borrowings under the Credit Facility.

Our total credit commitments as of December 31, 2011 were:

	December 31, 2011
(Millions of dollars)	Consolidated	Machinery and Power Systems	Financial Products
Credit lines available:
Global credit facilities	$8,500	$2,000	$6,500
Other external	4,210	388	3,822
Total credit lines available	12,710	2,388	10,322
Less: Global credit facilities supporting commercial paper	(2,818)	—	(2,818)
Less: Utilized credit	(2,142)	(32)	(2,110)
Available credit	$7,750	$2,356	$5,394

Other consolidated credit lines with banks as of December 31, 2011 totaled $4.21 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial may guarantee subsidiary borrowings under these lines.

In the event that Caterpillar or Cat Financial, or any of their debt securities, experiences a credit rating downgrade, it would likely result in an increase in our borrowing costs and make access to certain credit markets more difficult.  In the event economic conditions deteriorate such that access to debt markets becomes unavailable, our Machinery and Power Systems operations would rely on cash flow from operations, use of existing cash balances, borrowings from Cat Financial and access to our Credit Facility.  Our Financial Products operations would rely on cash flow from its existing portfolio, utilization of existing cash balances, access to our Credit Facility and other credit line facilities of Cat Financial and potential borrowings from Caterpillar.  In addition, we maintain a support agreement with Cat Financial, which requires Caterpillar to remain the sole owner of Cat Financial and may, under certain circumstances, require Caterpillar to make payments to Cat Financial should Cat Financial fail to maintain certain financial ratios.

Machinery and Power Systems

Net cash provided by operating activities was $7.97 billion in 2011, compared with $5.64 billion in 2010.  The change was primarily due to increased profit and favorable changes in receivables, partially offset by less significant increases in accounts payable and customer advances, continued increases in inventories, and short-term incentive compensation payments in 2011.  Profit of consolidated and affiliated companies in 2011 was $4.97 billion compared with $2.75 billion for the same period a year ago.  During 2011, receivables declined primarily due to increased sales of receivables to Cat Financial to provide cash to fund the Bucyrus acquisition.  In addition, accounts payable and inventories increased, primarily reflecting higher material purchases for continued increases in production.  During 2010, we experienced sharply increased demand and a production ramp-up, resulting in an increase in accounts payable and customer advances, which was more than offset by increases in inventory and receivables.  Net cash used for investing activities in 2011 was $9.33 billion compared with net cash used for investing activities of $3.18 billion in 2010.  The change was primarily due to the use of cash for the Bucyrus and MWM acquisitions and higher capital expenditures, partially offset by proceeds from divestitures and loan repayments from Cat Financial in 2011, compared with payments for the acquisition of EMD and net loans to Cat Financial in 2010.  Net cash provided by financing activities in 2011 was $1.49 billion, primarily a result of long-term debt issued in May 2011 to fund the Bucyrus acquisition, partially offset by the $2.27 billion repayment of Bucyrus’ term loan and other long-term debt as well as dividend payments.  During 2010, net cash used for financing activities was $2.86 billion, primarily driven by payments for long-term debt, loans with Cat Financial and dividends.

Our priorities for the use of cash are maintaining a strong financial position that helps maintain our credit rating, providing capital to support growth, appropriately funding employee benefit plans, paying dividends and repurchasing common stock with excess cash.

Strong financial position — A key measure of Machinery and Power Systems’ financial strength used by both management and our credit rating agencies is Machinery and Power Systems’ debt-to-capital ratio.  Debt-to-capital is defined as short-term borrowings, long-term debt due within one year, redeemable noncontrolling interest and long-term debt due after one year (debt) divided by the sum of debt (including redeemable noncontrolling interest) and stockholders’ equity.  Debt also includes borrowings from Financial Products.  The debt-to-capital ratio for Machinery and Power Systems was 42.7 percent at December 31, 2011, within our target range of 30 to 45 percent, compared with 34.8 percent at December 31, 2010.  Higher debt levels, primarily due to the $4.5 billion long-term debt issuance in May 2011, increased the debt-to-capital ratio approximately 12 percentage points.  Changes in the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss), primarily driven by a $2.3 billion after-tax charge to recognize the change in funded status of our plans during 2011, increased the debt-to-capital ratio by about 3 percentage points.  Other changes in stockholders’ equity, primarily driven by strong profit in 2011, resulted in a decrease in the debt-to-capital ratio of approximately 7 percentage points.

Capital to support growth — Capital expenditures during 2011 were $2.65 billion, an increase of $983 million compared with 2010.  We expect capital expenditures for 2012 to be about $4.0 billion.  On July 8, 2011, we completed the acquisition of Bucyrus for approximately $8.8 billion. The Bucyrus transaction value consisted of a payment to Bucyrus shareholders of $7.4 billion and the assumption of debt of $1.6 billion, net of $0.2 billion of acquired cash.  The Bucyrus acquisition was funded with available cash, commercial paper borrowings and the proceeds from the $4.5 billion May 2011 long-term debt issuance.  On October 31, 2011, we completed our acquisition of MWM for approximately $774 million, net of $94 million of acquired cash.  The acquisition of MWM was funded with available cash.  In November 2011, we announced a pre-conditional voluntary offer to acquire all of the issued shares of ERA Mining Machinery Limited (ERA).  The offer values ERA at between HK$4,490 million and HK$6,885 million (approximately $575 million and $900 million, respectively) on a fully diluted basis.  The acquisition of ERA is planned to be funded with available non-U.S. cash and is expected to close in 2012.

Appropriately funded employee benefit plans — We contributed $446 million to our pension plans during 2011.  Total pension contributions are expected to be approximately $1 billion in 2012, of which $440 million are required contributions.

Paying dividends — Dividends paid totaled $1.16 billion in 2011, representing 44 cents per share paid in the first and second quarters and 46 cents per share paid in the third and fourth quarters.  Each quarter, our Board of Directors reviews the company’s dividend for the applicable quarter.  The Board evaluates the financial condition of the company and considers the economic outlook, corporate cash flow, the company’s liquidity needs, and the health and stability of global credit markets to determine whether to maintain or change the quarterly dividend.  On June 8, 2011, we increased the quarterly cash dividend 4.5 percent to 46 cents per share.

Common stock repurchases — Pursuant to the February 2007 Board-authorized stock repurchase program, $3.8 billion of the $7.5 billion authorized was spent through 2008.  In December 2011, the Board of Directors extended the authorization for the $7.5 billion stock repurchase program through December 31, 2015.  We have not repurchased stock under the program since the first quarter of 2009.  We do not currently expect to buy back stock in 2012.  Basic shares outstanding as of December 31, 2011 were 648 million.

Financial Products

Financial Products operating cash flow was $1.12 billion in 2011, compared with $878 million in 2010.  Net cash used in investing activities in 2011 was $2.95 billion, compared to a source of cash of $1.02 billion in 2010.  This change is primarily the result of higher additions to finance receivables at Cat Financial, partially offset by higher collections. The increased activity is primarily due to higher purchases of trade receivables from Caterpillar and subsequent collections of those receivables.  Net cash provided by financing activities in 2011 was $1.24 billion, compared to a use of cash of $2.69 billion in 2010, primarily related to higher funding requirements, partially offset by the net impact of intercompany borrowings.

Dividends paid per common share

Quarter	2011	2010	2009
First	$.440	$.420	$.420
Second	.440	.420	.420
Third	.460	.440	.420
Fourth	.460	.440	.420
	$1.800	$1.720	$1.680

Contractual obligations

The company has committed cash outflow related to long-term debt, operating lease agreements, postretirement obligations, purchase obligations, interest on long-term debt and other long-term contractual obligations. Minimum payments for these obligations are:

(Millions of dollars)	2012	2013	2014	2015	2016	After 2016	Total
Long-term debt:
Machinery and Power Systems (excluding capital leases)	$539	$1,104	$749	$1	$520	$5,995	$8,908
Machinery and Power Systems-capital leases	19	14	8	4	2	18	65
Financial Products	5,102	5,816	4,664	987	1,775	3,287	21,631
Total long-term debt	5,660	6,934	5,421	992	2,297	9,300	30,604
Operating leases	314	237	196	151	115	386	1,399
Postretirement obligations[1]	1,185	1,350	1,540	1,500	1,470	3,800	10,845
Purchase obligations:
Accounts payable[2]	8,161	—	—	—	—	—	8,161
Purchase orders[3]	12,318	1	—	—	—	—	12,319
Other contractual obligations[4]	362	278	239	246	223	280	1,628
Total purchase obligations	20,841	279	239	246	223	280	22,108
Interest on long-term debt[5]	1,132	916	707	623	605	7,011	10,994
Other long-term obligations[6]	173	114	81	51	30	53	502
Total contractual obligations	$29,305	$9,830	$8,184	$3,563	$4,740	$20,830	$76,452

1     Amounts represent expected contributions to our pension and other postretirement benefit plans through 2021, offset by expected Medicare Part D subsidy receipts.

2     Amount represents invoices received and recorded as liabilities in 2011, but scheduled for payment in 2012. These represent short-term obligations made in the ordinary course of business.

3     Amount represents contractual obligations for material and services on order at December 31, 2011 but not yet delivered. These represent short-term obligations made in the ordinary course of business.

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

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $958 million at December 31, 2011.  Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the table above.  We do not expect to make a tax payment related to these obligations within the next year that would significantly impact liquidity.

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

Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step process.  We have an option to make a qualitative assessment of a reporting unit’s goodwill for impairment.  If we choose to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary.  For reporting units where we perform the two-step process, the first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill.  If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired.  If the carrying value is higher than the fair value, there is an indication that an impairment may exist and the second step is required.  In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities.  If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment loss.

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

Annual impairment tests, completed in the fourth quarter of 2011 and 2010, indicated the fair value of each reporting unit was above its respective carrying value, including goodwill. Additionally, Caterpillar’s market capitalization has remained significantly above the net book value of the company.  The 2009 annual impairment test indicated the fair value of each of our reporting units was above its respective carrying value, including goodwill, with the exception of our Forest Products reporting unit.  Because the carrying value of Forest Products exceeded its fair value, step two in the impairment test process was required.  We allocated the fair value to the unit’s assets and liabilities and determined the implied fair value of the goodwill was insignificant.  Accordingly, we recognized a $22 million non-cash goodwill impairment charge in 2009 for Forest Products’ entire goodwill amount.  The primary factor contributing to the impairment was the historic decline in demand for purpose built forest product machines caused by the significant reduction in U.S. housing construction, lower prices for pulp, paper and wood product commodities, and reduced capital availability in the forest products industry.

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

•        The weighted-average dividend yield is based on Caterpillar’s historical dividend yields.  As holders of stock-based awards do not receive dividend payments, this could result in employees retaining the award for a longer period of time if dividend yields decrease or exercising the award sooner if dividend yields increase.  A decrease in the dividend yield would result in an increase in our expense.

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

Post-sale discount reserve — We provide discounts to dealers through merchandising programs.  We have numerous programs that are designed to promote the sale of our products.  The most common dealer programs provide a discount when the dealer sells a product to a targeted end user.  The amount of accrued post-sale discounts was $937 million, $779 million and $662 million as of December 31, 2011, 2010 and 2009, respectively.  The reserve represents discounts that we expect to pay on previously sold units and is reviewed at least quarterly.  The reserve is adjusted if discounts paid differ from those estimated.  Historically, those adjustments have not been material.

Credit loss reserve — Management’s ongoing evaluation of the adequacy of the allowance for credit losses considers both impaired and unimpaired finance receivables and takes into consideration past loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and current economic conditions. In estimating probable losses we review accounts that are past due, non-performing, in bankruptcy or otherwise identified as at risk for potential credit loss including accounts which have been modified.  Accounts are identified as at risk for potential credit loss using information available about the customer, such as financial statements, news reports and published credit ratings as well as general information regarding industry trends and the economic environment in which the customer operates.

The allowance for credit losses attributable to specific accounts is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value we estimate current fair value of collateral and factor in credit enhancements such as additional collateral and contractual third-party guarantees. The allowance for credit losses attributable to the remaining accounts is a general allowance based upon the risk in the portfolio, primarily using probabilities of default and an estimate of associated losses. In addition, qualitative factors not able to be fully captured in previous analysis including industry trends, macroeconomic factors and model imprecision are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

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

GLOBAL WORKFORCE

Caterpillar worldwide full-time employment was 125,099 at the end of 2011 compared with 104,490 at year-end 2010, an increase of 20,609 full-time employees.

The increase was primarily a result of higher sales volume across all geographic regions.  Acquisitions, primarily Bucyrus and MWM, added 13,720 people, while the sale of Carter Machinery and a portion of the Bucyrus distribution business reduced the workforce by 1,506 people.

Full-Time Employees at Year-End

	2011	2010	2009
Inside U.S.	53,236	47,319	43,251
Outside U.S.	71,863	57,171	50,562
Total	125,099	104,490	93,813

By Region:
North America	54,880	48,540	43,999
EAME	28,778	22,977	22,790
Latin America	19,111	15,220	10,776
Asia/Pacific	22,330	17,753	16,248
Total	125,099	104,490	93,813

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

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is probable we will pay remedial costs at a site and those costs can be reasonably estimated, the costs are accrued against our earnings.  In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.  The amount recorded for environmental remediation is not material and is included in Accrued expenses in the Consolidated Statement of Financial Position.

We cannot reasonably estimate costs at sites in the very early stages of remediation.  Currently, we have a few sites in the very early stages of remediation, and there is no more than a remote chance that a material amount for remedial activities at any individual site, or at all sites in the aggregate, will be required.

We have disclosed certain individual legal proceedings in this filing.  Additionally, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues, environmental matters or intellectual property rights.  The aggregate range of reasonably possible losses in excess of accrued liabilities, if any, associated with these unresolved legal actions is not material.  In some cases, we cannot reasonably estimate a range of loss because there is insufficient information regarding the matter.  However, there is no more than a remote chance that any liability arising from these matters would be material.  Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated results of operations, financial position or liquidity.

On May 14, 2007, the U.S. Environmental Protection Agency (EPA) issued a Notice of Violation to Caterpillar Inc., alleging various violations of Clean Air Act Sections 203, 206 and 207. EPA claims that Caterpillar violated such sections by shipping engines and catalytic converter after-treatment devices separately, introducing into commerce a number of uncertified and/or misbuilt engines, and failing to timely report emissions-related defects.  On July 9, 2010, the Department of Justice issued a penalty demand to Caterpillar seeking a civil penalty of $3.2 million and implementation of injunctive relief involving expanded use of certain technologies. On July 28, 2011, EPA and the U.S. Department of Justice filed and lodged a civil complaint and consent decree with the U.S. District Court for the District of Columbia (Court) regarding the matter.  Caterpillar has agreed to the terms of the consent decree, which require payment of a civil penalty of $2.55 million, retirement of a small number of emissions credits and expanded defect-related reporting.  On September 7, 2011, the Court entered the consent decree, making it effective on that date, and Caterpillar has paid the penalty due to the United States in accordance with the decree terms.  Under the terms of the consent decree, and subject to a settlement agreement, $510,000 of the stipulated $2.55 million penalty will be paid to the California Air Resources Board relating to engines covered by the consent decree that were placed into service in California.

In May 2010, an incident at Caterpillar’s Gosselies, Belgium facility resulted in the release of wastewater into the Perupont River.  In coordination with local authorities, appropriate remediation measures have been taken.  In January 2011, Caterpillar learned that the public prosecutor for the Belgian administrative district of Charleroi had referred the matter to an examining magistrate of the civil court of Charleroi for further investigation.  Caterpillar cooperated fully with the Belgian authorities on this investigation.  Caterpillar understands that this investigation is complete, that no proceeding was initiated, and that no further action is contemplated.

RETIREMENT BENEFITS

We recognized pension expense of $665 million in 2011 as compared to $677 million in 2010. The decrease in expense is due to lower service cost and $28 million in curtailment expense recognized in 2010 due to changes in our U.S. pension plans (discussed below), partially offset by increased amortization of net actuarial losses due to lower discount rates at the end of 2010 and significant asset losses in 2008.  Accounting guidance on retirement benefits requires companies to discount future benefit obligations back to today’s dollars using a discount rate that is based on high-quality fixed-income investments. A decrease in the discount rate increases the pension benefit obligation, while an increase in the discount rate decreases the pension benefit obligation.  This increase or decrease in the pension benefit obligation is recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as an actuarial gain or loss.  The guidance also requires companies to use an expected long-term rate of return on plan assets for computing current year pension expense.  Differences between the actual and expected returns are also recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as actuarial gains and losses. At the end of 2011, total actuarial losses recognized in Accumulated other comprehensive income (loss) for pension plans were $8.76 billion, as compared to $6.07 billion in 2010. The majority of the actuarial losses are due to lower discount rates, plan asset losses and losses from other demographic and economic assumptions over the past several years.  The $2.69 billion increase from 2010 to 2011 was primarily the result of a decrease in discount rates and current year plan asset losses, partially offset by amortization of net actuarial losses into earnings during 2011.

In 2011, we recognized other postretirement benefit expense of $322 million compared to $200 million in 2010.  The increase in expense was primarily the result of increased amortization of net actuarial losses due to lower discount rates at the end of 2010 and changes in our health care trend assumption, partially offset by gains from lower than expected health care costs.  Actuarial losses recognized in Accumulated other comprehensive income (loss) for other postretirement benefit plans were $1.50 billion at the end of 2011 as compared to $1.20 billion at the end of 2010. These losses mainly reflect several years of declining discount rates, changes in our health care trend assumption and plan asset losses, partially offset by gains from lower than expected health care costs. The losses were $300 million higher at the end of 2011 as compared to 2010 due to a decrease in discount rates and current year plan asset losses, partially offset by gains from lower than expected health care costs.

Actuarial losses for both pensions and other postretirement benefits will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes, actual demographic experience and other factors that impact these expenses. These losses, reported in Accumulated other comprehensive income (loss), will generally be amortized as a component of net periodic benefit cost on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the benefit plans.  For other postretirement benefit plans in which all or almost all of the plan’s participants are fully eligible for benefits under the plan, the losses are amortized using the straight-line method over the remaining life expectancy of those participants.  At the end of 2011, the average remaining service period of active employees or life expectancy for fully eligible employees was 11 years for our U.S. pension plans, 13 years for our non-U.S. pension plans and 10 years for other postretirement benefit plans. We expect our amortization of net actuarial losses to increase approximately $60 million in 2012 as compared to

2011, primarily due to a decrease in discount rates and plan asset losses during 2011, partially offset by higher amortization of plan asset gains from 2009 and 2010.  We expect our total pension and other postretirement benefits expense to remain flat in 2012.  Pension expense is expected to increase approximately $35 million, which will be offset by a decrease in other postretirement benefit expense of approximately $35 million.

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

In March 2009, we amended our U.S. support and management other postretirement benefit plan.  Beginning in 2010, certain retirees age 65 and older enrolled in individual health plans that work with Medicare, such as Medicare Advantage and Medicare Supplement plans, and no longer participate in a Caterpillar-sponsored group health plan.  In addition, Caterpillar began funding a tax-advantaged Health Reimbursement Arrangement (HRA) to assist the retirees with medical expenses.  The plan amendment required a plan re-measurement as of March 31, 2009, which resulted in a decrease in our Liability for postemployment benefits of $432 million and an increase in Accumulated other comprehensive income (loss) of $272 million net of tax.  The plan was further amended in December 2009 to define the HRA benefit that active employees will receive once they are retired and reach age 65.  The plan was re-measured at year-end 2009 and the December amendment resulted in a decrease in our Liability for postemployment benefits of $101 million and an increase in Accumulated other comprehensive income (loss) of $64 million net of tax.  These decreases will be amortized into earnings on a straight-line basis over approximately 7 years, the average remaining service period of active employees in the plan.  The amendments reduced other postretirement benefits expense by approximately $110 million in 2011 and 2010 and $60 million in 2009.

In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care and Education Reconciliation Act of 2010 (H.R. 4872) which amends certain provisions of the PPACA were signed into law.  The Medicare Part D retiree drug subsidies effectively become taxable beginning in 2013.

As announced in August 2010, on January 1, 2011, our retirement benefits for U.S. support and management employees began transitioning from defined benefit pension plans to defined contribution plans.  The transition date was determined for each employee based upon age and years of service or proximity to retirement.  Pension benefit accruals were frozen for certain employees on December 31, 2010, and will freeze for remaining employees on December 31, 2019.  As of these dates employees will move to the new retirement benefit that will provide a frozen pension benefit and a 401(k) plan that will include a matching contribution and a new annual employer contribution.  The plan change required a re-measurement as of August 31, 2010, which resulted in an increase in our Liability for postemployment benefits of $1.32 billion and a decrease in Accumulated other comprehensive income (loss) of $831 million net of tax.  The increase in the liability was due to a decline in the discount rate and lower than expected asset returns at the re-measurement date.  Curtailment expense of $28 million was also recognized in 2010 as a result of the plan change.

For our U.S. pension plans, our year-end 2011 asset allocation was 67 percent equity securities, 28 percent debt securities and 5 percent other.  The target allocation for 2012 is 70 percent equity securities and 30 percent debt securities. The year-end 2011 asset allocation for our non-U.S. pension plans was 53 percent equity securities, 35 percent debt securities, 7 percent real estate and 5 percent other. The 2012 target allocation for our non-U.S. pension plans is 58 percent equity securities, 34 percent debt securities, 6 percent real estate and 2 percent other. Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The U.S. plans are rebalanced to plus or minus five percentage points of the target asset allocation ranges on a monthly basis. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.  The plans do not engage in derivative contracts for speculative purposes.

During 2011, we made contributions of $212 million to our U.S. defined benefit pension plans and $234 million to our non-U.S. pension plans.  We made contributions of $919 million to our U.S. defined benefit pension plans and $58 million to our non-U.S. pension plans in 2010.  We expect to make approximately $1 billion of contributions in 2012, of which $440 million are required contributions.  We believe we have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one percentage point change in our primary actuarial assumptions on 2011 benefit costs and year-end obligations are included in the table below.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity

Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2011 pension and other postretirement benefits costs and obligations:

	2011 Benefit Cost		Year-end Benefit Obligation
(Millions of dollars)	One percentage- point increase	One percentage- point decrease	One percentage- point increase	One percentage- point decrease
Pension benefits:
Assumed discount rate	$(161)	$164	$(2,241)	$2,586
Expected rate of compensation increase	47	(42)	266	(254)
Expected long-term rate of return on plan assets	(124)	124	—	—
Other postretirement benefits:
Assumed discount rate	(60)	68	(565)	635
Expected rate of compensation increase	—	—	1	(1)
Expected long-term rate of return on plan assets	(8)	8	—	—
Assumed health care cost trend rate	70	(59)	328	(277)

Primary Actuarial Assumptions

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate	4.3%	5.1%	5.7%	4.3%	4.6%	4.8%	4.3%	5.0%	5.6%
Rate of compensation increase	4.5%	4.5%	4.5%	3.9%	4.2%	4.2%	4.4%	4.4%	4.4%

Weighted-average assumptions used to determine net cost:
Discount rate	5.1%	5.4%	6.3%	4.6%	4.8%	4.7%	5.0%	5.6%	6.3%
Expected return on plan assets	8.5%	8.5%	8.5%	7.1%	7.0%	6.6%	8.5%	8.5%	8.5%
Rate of compensation increase	4.5%	4.5%	4.5%	4.1%	4.2%	3.8%	4.4%	4.4%	4.4%

Health care cost trend rates at year-end:
Health care trend rate assumed for next year							7.4%	7.9%	7.0%
Rate that the cost trend rate gradually declines to							5.0%	5.0%	5.0%
Year that the cost trend rate reaches ultimate rate							2019	2019	2016

SENSITIVITY

Foreign Exchange Rate Sensitivity

Machinery and Power Systems use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years. Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Power Systems operations for the next 12 months and the foreign currency derivative instruments in place at year-end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2012 cash flow for our Machinery and Power Systems operations by approximately $569 million. Last year similar assumptions and calculations yielded a potential $421 million adverse impact on 2011 cash flow.  We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

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

Interest Rate Sensitivity

For our Machinery and Power Systems operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt, and by entering into forward rate agreements on future debt issuances.  A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would adversely affect 2012 pretax earnings of Machinery and Power Systems by $15 million. Last year, similar assumptions and calculations yielded a potential $66 million adverse impact on 2011 pretax earnings. This effect is caused by the interest rate fluctuations on our short-term debt and forward and fixed-to-floating interest rate swaps.

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

In order to properly manage sensitivity to changes in interest rates, Financial Products measures the potential impact of different interest rate assumptions on pretax earnings. All on-balance sheet positions, including derivative financial instruments, are included in the analysis. The primary assumptions included in the analysis are that there are no new fixed rate assets or liabilities, the proportion of fixed rate debt to fixed rate assets remains unchanged and the level of floating rate assets and debt remain constant. Based on the December 31, 2011 balance sheet under these assumptions, the analysis estimates the impact of a 100 basis point immediate and sustained parallel rise in interest rates to be a $9 million annual decrease to pretax earnings.  Last year, similar assumptions and calculations yielded a potential $18 million adverse impact on 2011 pretax earnings.

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

Bucyrus-Related Profit-Per-Share Impacts

We acquired Bucyrus International, Inc. on July 8, 2011.  The full-year loss was primarily due to inventory step-up, deal-related and integration costs (including severance-related costs), loss on interest rate swaps, incremental amortization of intangible assets, interest expense and bridge financing facility costs, partially offset by operating profit from ongoing operations and the impact related to divestiture of a portion of the Bucyrus distribution business.  We believe it is important to separately quantify the sales and revenues and profit-per-share impacts in order for our 2011 actual results to be meaningful to our readers and more comparable to prior period results.  Reconciliation of sales and revenues and profit per share excluding Bucyrus impacts to the most directly comparable GAAP measure, is as follows:

(Dollars in billions except per share data)	Full Year 2011
Sales and Revenues	$60.138
Bucryus Sales impact	2.524
Sales and Revenues excluding Bucyrus	$57.614
Profit per share	$7.40
Profit per share Bucyrus impact	(0.39)
Profit per share excluding Bucyrus	$7.79

Supplemental Consolidating Data

We are providing supplemental consolidating data for the purpose of additional analysis.  The data has been grouped as follows:

Consolidated—Caterpillar Inc. and its subsidiaries.

Machinery and Power Systems—The Machinery and Power Systems data contained in the schedules on pages A-119 to A-121 are “non-GAAP financial measures” as defined by the Securities and Exchange Commission in Regulation G. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures. Caterpillar defines Machinery and Power Systems as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Power Systems information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products— primarily our finance and insurance subsidiaries, Cat Financial and Cat Insurance.

Consolidating Adjustments—eliminations of transactions between Machinery and Power Systems and Financial Products.

Pages A-119 to A-121 reconcile Machinery and Power Systems with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Supplemental Data for Results of Operations

For The Years Ended December 31

				Supplemental consolidating data
	Consolidated			Machinery & Power Systems[1]			Financial Products			Consolidating Adjustments
(Millions of dollars)	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
Sales and revenues:
Sales of Machinery and Power Systems	$57,392	$39,867	$29,540	$57,392	$39,867	$29,540	$—	$—	$—	$—	$—	$—
Revenues of Financial Products	2,746	2,721	2,856	—	—	—	3,057	2,986	3,168	(311)[2]	(265)[2]	(312)[2]
Total sales and revenues	60,138	42,588	32,396	57,392	39,867	29,540	3,057	2,986	3,168	(311)	(265)	(312)

Operating costs:
Cost of goods sold	43,578	30,367	23,886	43,578	30,367	23,886	—	—	—	—	—	—
Selling, general and administrative expenses	5,203	4,248	3,645	4,631	3,689	3,085	621	603	579	(49)[3]	(44)[3]	(19)[3]
Research and development expenses	2,297	1,905	1,421	2,297	1,905	1,421	—	—	—	—	—	—
Interest expense of Financial Products	826	914	1,045	—	—	—	827	916	1,048	(1)[4]	(2)[4]	(3)[4]
Other operating (income) expenses	1,081	1,191	1,822	63	119	691	1,026	1,080	1,160	(8)[3]	(8)[3]	(29)[3]
Total operating costs	52,985	38,625	31,819	50,569	36,080	29,083	2,474	2,599	2,787	(58)	(54)	(51)

Operating profit	7,153	3,963	577	6,823	3,787	457	583	387	381	(253)	(211)	(261)

Interest expense excluding Financial Products	396	343	389	439	407	475	—	—	—	(43)[4]	(64)[4]	(86)[4]
Other income (expense)	(32)	130	381	(279)	(77)	192	37	60	14	210 [5]	147 [5]	175 [5]

Consolidated profit before taxes	6,725	3,750	569	6,105	3,303	174	620	447	395	—	—	—
Provision (benefit) for income taxes	1,720	968	(270)	1,568	882	(342)	152	86	72	—	—	—
Profit of consolidated companies	5,005	2,782	839	4,537	2,421	516	468	361	323	—	—	—
Equity in profit (loss) of unconsolidated affiliated companies	(24)	(24)	(12)	(24)	(24)	(12)	—	—	—	—	—	—
Equity in profit of Financial Products’subsidiaries	—	—	—	453	350	307	—	—	—	(453)[6]	(350)[6]	(307)[6]

Profit of consolidated and affiliated companies	4,981	2,758	827	4,966	2,747	811	468	361	323	(453)	(350)	(307)

Less: Profit (loss) attributable to noncontrolling interests	53	58	(68)	38	47	(84)	15	11	16	—	—	—

Profit [7]	$4,928	$2,700	$895	$4,928	$2,700	$895	$453	$350	$307	$(453)	$(350)	$(307)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of Financial Products’ revenues earned from Machinery and Power Systems.
[3]	Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.
[4]	Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.
[5]	Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.
[6]	Elimination of Financial Products’ profit due to equity method of accounting.
[7]	Profit attributable to common stockholders.

Supplemental Data for Financial Position

At December 31

			Supplemental consolidating data
	Consolidated		Machinery & Power Systems[1]		Financial Products		Consolidating Adjustments
(Millions of dollars)	2011	2010	2011	2010	2011	2010	2011	2010
Assets
Current assets:
Cash and short-term investments	$3,057	$3,592	$1,829	$1,825	$1,228	$1,767	$—	$—
Receivables - trade and other	10,285	8,494	5,497	5,893	430	482	4,358 [2,3]	2,119 [2,3]
Receivables - finance	7,668	8,298	—	—	12,202	11,158	(4,534)[3]	(2,860)[3]
Deferred and refundable income taxes	1,580	931	1,515	823	65	108	—	—
Prepaid expenses and other current assets	994	908	525	371	481	550	(12)[4]	(13)[4]
Inventories	14,544	9,587	14,544	9,587	—	—	—	—
Total current assets	38,128	31,810	23,910	18,499	14,406	14,065	(188)	(754)

Property, plant and equipment — net	14,395	12,539	11,492	9,662	2,903	2,877	—	—
Long-term receivables - trade and other	1,130	793	281	271	271	236	578 [2,3]	286 [2,3]
Long-term receivables - finance	11,948	11,264	—	—	12,556	11,586	(608)[3]	(322)[3]
Investments in unconsolidated affiliated companies	133	164	133	156	—	8	—	—
Investments in Financial Products subsidiaries	—	—	4,035	4,275	—	—	(4,035)[5]	(4,275)[5]
Noncurrent deferred and refundable income taxes	2,157	2,493	2,593	2,922	97	90	(533)[6]	(519)[6]
Intangible assets	4,368	805	4,359	795	9	10	—	—
Goodwill	7,080	2,614	7,063	2,597	17	17	—	—
Other assets	2,107	1,538	813	314	1,294	1,224	—	—
Total assets	$81,446	$64,020	$54,679	$39,491	$31,553	$30,113	$(4,786)	$(5,584)

Liabilities
Current liabilities:
Short-term borrowings	$3,988	$4,056	$157	$306	$3,895	$4,452	$(64)[7]	$(702)[7]
Accounts payable	8,161	5,856	8,106	5,717	165	177	(110)[8]	(38)[8]
Accrued expenses	3,386	2,880	2,957	2,422	443	470	(14)[9]	(12)[9]
Accrued wages, salaries and employee benefits	2,410	1,670	2,373	1,642	37	28	—	—
Customer advances	2,691	1,831	2,691	1,831	—	—	—	—
Dividends payable	298	281	298	281	—	—	—	—
Other current liabilities	1,967	1,521	1,590	1,142	382	393	(5)[6]	(14)[6]
Long-term debt due within one year	5,660	3,925	558	495	5,102	3,430	—	—
Total current liabilities	28,561	22,020	18,730	13,836	10,024	8,950	(193)	(766)
Long-term debt due after one year	24,944	20,437	8,446	4,543	16,529	15,932	(31)[7]	(38)[7]
Liability for postemployment benefits	10,956	7,584	10,956	7,584	—	—	—	—
Other liabilities	3,583	2,654	3,145	2,203	965	956	(527)[6]	(505)[6]
Total liabilities	68,044	52,695	41,277	28,166	27,518	25,838	(751)	(1,309)
Commitments and contingencies
Redeemable noncontrolling interest	473	461	473	461	—	—	—	—
Stockholders’ equity
Common stock	4,273	3,888	4,273	3,888	906	902	(906)[5]	(902)[5]
Treasury stock	(10,281)	(10,397)	(10,281)	(10,397)	—	—	—	—
Profit employed in the business	25,219	21,384	25,219	21,384	2,880	3,027	(2,880)[5]	(3,027)[5]
Accumulated other comprehensive income (loss)	(6,328)	(4,051)	(6,328)	(4,051)	154	263	(154)[5]	(263)[5]
Noncontrolling interests	46	40	46	40	95	83	(95)[5]	(83)[5]
Total stockholders’ equity	12,929	10,864	12,929	10,864	4,035	4,275	(4,035)	(4,275)
Total liabilities, redeemable noncontrolling interest and stockholders’ equity	$81,446	$64,020	$54,679	$39,491	$31,553	$30,113	$(4,786)	$(5,584)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of receivables between Machinery and Power Systems and Financial Products.
[3]	Reclassification of Machinery and Power Systems’ trade receivables purchased by Cat Financial and Cat Financial’s wholesale inventory receivables.
[4]	Elimination of Machinery and Power Systems’ insurance premiums that are prepaid to Financial Products.
[5]	Elimination of Financial Products’ equity which is accounted for on Machinery and Power Systems on the equity basis.
[6]	Reclassification reflecting required netting of deferred tax assets/liabilities by taxing jurisdiction.
[7]	Elimination of debt between Machinery and Power Systems and Financial Products.
[8]	Elimination of payables between Machinery and Power Systems and Financial Products.
[9]	Elimination of prepaid insurance in Financial Products’ accrued expenses.

Supplemental Data for Statement of Cash Flow

For the Years Ended December 31

Supplemental consolidating data
Consolidated	Machinery & Power Systems[1]	Financial Products	Consolidating Adjustments
(Millions of dollars)	2011	2010	2011	2010	2011	2010	2011	2010
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$4,981	$2,758	$4,966	$2,747	$468	$361	$(453	) [2]	$(350	) [2]
Adjustments for non-cash items:
Depreciation and amortization	2,527	2,296	1,802	1,573	725	723	—	—
Other	457	469	342	457	(112)	(120)	227	[4]	132	[4]
Financial Products’ dividend in excess of profit	—	—	147	250	—	—	(147)[3]	(250)[3]
Changes in assets and liabilities, net of acquisitions and divestitures:
Receivables - trade and other	(1,345)	(2,320)	286	(1,264)	5	44	(1,636)[4,5]	(1,100)[4,5]
Inventories	(2,927)	(2,667)	(2,924)	(2,665)	—	—	(3)[4]	(2)[4]
Accounts payable	1,555	2,570	1,635	2,533	(8)	(25)	(72)[4]	62	[4]
Accrued expenses	308	117	282	98	28	4	(2)[4]	15	[4]
Accrued wages, salaries and employee benefits	619	847	610	826	9	21	—	—
Customer advances	173	604	173	604	—	—	—	—
Other assets—net	(91)	358	(139)	316	35	(30)	13	[4]	72	[4]
Other liabilities—net	753	(23)	792	163	(26)	(100)	(13)[4]	(86)[4]
Net cash provided by (used for) operating activities	7,010	5,009	7,972	5,638	1,124	878	(2,086)	(1,507)

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(2,515)	(1,575)	(2,503)	(1,579)	(12)	(7)	—	11	[4]
Expenditures for equipment leased to others	(1,409)	(1,011)	(143)	(84)	(1,342)	(985)	76	[4]	58	[4]
Proceeds from disposals of leased assets and property, plant and equipment	1,354	1,469	259	145	1,173	1,376	(78)[4]	(52)[4]
Additions to finance receivables	(10,001)	(8,498)	—	—	(49,126)	(28,320)	39,125	[5,9]	19,822	[5]
Collections of finance receivables	8,874	8,987	—	—	46,164	27,919	(37,290)[5]	(18,932)[5]
Proceeds from sale of finance receivables	207	16	—	—	207	16	—	—
Net intercompany borrowings	—	—	600	(574)	41	931	(641)[6]	(357)[6]
Investments and acquisitions (net of cash acquired)	(8,184)	(1,126)	(8,184)	(1,093)	—	(33)	—	—
Proceeds from sale of businesses and investments (net of cash sold)	376	—	712	—	11	—	(347)[9]	—
Proceeds from sale of available-for-sale securities	247	228	13	10	234	218	—	—
Investments in available-for-sale securities	(336)	(217)	(15)	(12)	(321)	(205)	—	—
Other—net	(40)	132	(70)	7	26	105	4	[7]	20	[7]
Net cash provided by (used for) investing activities	(11,427)	(1,595)	(9,331)	(3,180)	(2,945)	1,015	849	570

Cash flow from financing activities:
Dividends paid	(1,159)	(1,084)	(1,159)	(1,084)	(600)	(600)	600	[8]	600	[8]
Distribution to noncontrolling interests	(3)	—	(3)	—	—	—	—	—
Common stock issued, including treasury shares reissued	123	296	123	296	4	20	(4)[7]	(20)[7]
Excess tax benefit from stock-based compensation	189	153	189	153	—	—	—	—
Acquisitions of noncontrolling interests	(8)	(132)	(1)	(132)	(7)	—	—	—
Net intercompany borrowings	—	—	(41)	(931)	(600)	574	641	[6]	357	[6]
Proceeds from debt issued (original maturities greater than three months)	15,460	8,324	4,587	216	10,873	8,108	—	—
Payments on debt (original maturities greater than three months)	(10,593)	(12,461)	(2,269)	(1,298)	(8,324)	(11,163)	—	—
Short-term borrowings - net (original maturities three months or less)	(43)	291	60	(78)	(103)	369	—	—
Net cash provided by (used for) financing activities	3,966	(4,613)	1,486	(2,858)	1,243	(2,692)	1,237	937
Effect of exchange rate changes on cash	(84)	(76)	(123)	(14)	39	(62)	—	—
Increase (decrease) in cash and short-term investments	(535)	(1,275)	4	(414)	(539)	(861)	—	—
Cash and short-term investments at beginning of period	3,592	4,867	1,825	2,239	1,767	2,628	—	—
Cash and short-term investments at end of period	$3,057	$3,592	$1,829	$1,825	$1,228	$1,767	$—	$—

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]	Elimination of Financial Products’ profit after tax due to equity method of accounting.
[3]	Elimination of Financial Products’ dividend to Machinery and Power Systems in excess of Financial Products’ profit.
[4]	Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5]	Reclassification of Cat Financial’s cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6]	Elimination of net proceeds and payments to/from Machinery and Power Systems and Financial Products.
[7]	Elimination of change in investment and common stock related to Financial Products.
[8]	Elimination of dividend from Financial Products to Machinery and Power Systems.
[9]	Elimination of proceeds received from Financial Products related to Machinery and Power Systems’ sale of Carter Machinery.

SUPPLEMENTAL STOCKHOLDER INFORMATION

Stockholder Services

Registered stockholders should contact:

Stock Transfer Agent		Caterpillar Corporate Secretary
BNY Mellon Shareowner Services		Christopher M. Reitz
P.O. Box 358015		Corporate Secretary
Pittsburgh, PA 15252-8015		Caterpillar Inc.
Phone:	(866) 203-6622 (U.S. and Canada)	100 N.E. Adams Street
	(201) 680-6578 (Outside U.S. and Canada)	Peoria, IL 61629-6490
Hearing Impaired:	(800) 231-5469 (U.S. or Canada)	Phone:	(309) 675-4619
	(201) 680-6610 (Outside U.S. or Canada)	Fax:	(309) 494-1467
Internet:	www.bnymellon.com/shareowner/equityaccess	E-mail:	CATshareservices@CAT.com

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

Company Information

Current information -

•                  phone our Information Hotline - (800) 228-7717 (U.S. or Canada) or (858) 244-2080 (Outside U.S. or Canada) to request company publications by mail, listen to a summary of Caterpillar’s latest financial results and current outlook, or to request a copy of results by fax or mail

•                  request, view, or download materials on-line by visiting www.caterpillar.com/materialsrequest or register for e-mail alerts by visiting www.caterpillar.com/investor

Historical information -

•                  view/download on-line at www.caterpillar.com/historical

Annual Meeting

On Wednesday, June 13 2012, at 8:00 a.m., Central Time, the annual meeting of stockholders will be held in San Antonio, Texas.  We expect to send proxy materials to stockholders on or about May 2, 2012.

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

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2011		2010
Quarter	High	Low	High	Low
First	$111.98	$92.30	$64.42	$50.50
Second	$116.55	$94.21	$72.83	$54.89
Third	$112.65	$72.60	$80.08	$58.06
Fourth	$98.20	$67.54	$94.89	$76.51

Number of Stockholders: Stockholders of record at year-end totaled 38,401, compared with 39,353 at the end of 2010. Approximately 60 percent of our issued shares are held by institutions and banks, 32 percent by individuals, and 8 percent by employees through company stock plans.

Caterpillar tax qualified defined contribution retirement plans held 36,772,534 shares at year-end, including 5,306,454 shares acquired during 2011.  Non-U.S. employee stock purchase plans held an additional 4,508,402 shares at year-end, including 606,011 shares acquired during 2011.

Performance Graph:  Total Cumulative Stockholder Return for Five-Year Period Ending December 31, 2011

The graph below shows the cumulative stockholder return assuming an investment of $100 on December 31, 2006, and reinvestment of dividends issued thereafter.

	2006	2007	2008	2009	2010	2011
Caterpillar Inc.	$100.00	$120.48	$76.16	$101.36	$170.98	$168.36
S&P 500	$100.00	$105.49	$66.47	$84.06	$96.74	$98.76
S&P 500 Machinery	$100.00	$133.88	$72.46	$101.46	$156.60	$141.24

Directors/Committee Membership (as of February 1, 2012)

	Audit	Compensation	Governance	Public Policy
David L. Calhoun		Ö
Daniel M. Dickinson	Ö
Eugene V. Fife			Ö*
Juan Gallardo				Ö
David R. Goode		Ö*
Jesse J. Greene, Jr	Ö
Peter A. Magowan			Ö
Dennis A. Muilenburg				Ö
Douglas R. Oberhelman
William A. Osborn	Ö*
Charles D. Powell				Ö*
Edward B. Rust, Jr		Ö
Susan C. Schwab				Ö
Joshua I. Smith		Ö
Miles D. White			Ö

* Chairman of Committee

Officers (as of February 1, 2012, except as noted)

Douglas R. Oberhelman	Chairman and Chief Executive Officer
Richard P. Lavin	Group President
Stuart L. Levenick	Group President
Edward J. Rapp	Group President and Chief Financial Officer
Gerard R. Vittecoq	Group President
Steven H. Wunning	Group President
James B. Buda	Senior Vice President and Chief Legal Officer
Kent M. Adams	Vice President
William P. Ainsworth	Vice President
Ali M. Bahaj	Vice President
Mary H. Bell	Vice President
Thomas J. Bluth	Vice President
David P. Bozeman	Vice President
Richard J. Case (1)	Vice President
Robert B. Charter	Vice President
Frank J. Crespo	Vice President
Christopher C. Curfman	Vice President
Paolo Fellin	Vice President
William E. Finerty	Vice President
Steven L. Fisher	Vice President
Gregory S. Folley	Vice President
Thomas G. Frake (2)	Vice President
Stephen A. Gosselin	Vice President
Hans A. Haefeli	Vice President
Bradley M. Halverson	Vice President
Kimberly S. Hauer	Vice President
Gwenne A. Henricks	Vice President
Randy M. Krotowski	Vice President
Luis de Leon	Vice President
Stephen P. Larson	Vice President
William J. Rohner	Vice President
Christiano V. Schena (3)	Vice President
William F. Springer	Vice President
Gary A. Stampanato	Vice President
Mark E. Sweeney	Vice President
Donald J. Umpleby III	Vice President
Tana L. Utley	Vice President
Edward J. Scott	Treasurer
Matthew R. Jones	Chief Audit Officer
Christopher C. Spears	Chief Ethics and Compliance Officer
Jananne A. Copeland	Controller and Chief Accounting Officer
Christopher M. Reitz	Corporate Secretary
Robin D. Beran	Assistant Treasurer
Laurie J. Huxtable	Assistant Secretary

(1) will resign effective 5/1/2012
(2) effective 4/1/2012
(3) will retire effective 7/1/2012