Form 10-K, Exhibit 13
period 2012-12-31
CATERPILLAR INC
filed 2013-02-19
CIK 18230

EXHIBIT 13

CATERPILLAR INC.
GENERAL AND FINANCIAL INFORMATION
2012

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Caterpillar Inc. (company) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act.  Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we concluded that, as of December 31, 2012, the company’s internal control over financial reporting was effective based on those criteria.

Management has excluded ERA Mining Machinery Limited, including its wholly-owned subsidiary Zhengzhou Siwei Mechanical Manufacturing Co., Ltd., commonly known as Siwei, from our assessment of internal control over financial reporting as of December 31, 2012 because we acquired Siwei in May 2012.  Siwei is a wholly owned subsidiary of Caterpillar Inc. whose total assets and total sales and revenues represent approximately 1 percent and less than 1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report appears on page A-4.

/s/Douglas R. Oberhelman
Douglas R. Oberhelman
Chairman of the Board
and Chief Executive Officer

/s/Bradley M. Halverson
Bradley M. Halverson
Group President
and Chief Financial Officer

February 19, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Caterpillar Inc.:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of results of operations, comprehensive income, changes in stockholders' equity, and of cash flow, including pages A-5 through A-97, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page A-3. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded ERA Mining Machinery Limited, including its wholly-owned subsidiary Zhengzhou Siwei Mechanical Manufacturing Co., Ltd., commonly known as Siwei, from its assessment of internal control over financial reporting as of December 31, 2012 because Siwei was acquired by the Company in May 2012. We have also excluded Siwei from our audit of internal control over financial reporting. Siwei is a wholly owned subsidiary of Caterpillar Inc. whose total assets and total sales and revenues represent approximately 1 percent and less than 1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

/s/PricewaterhouseCoopers LLP

Peoria, Illinois
February 19, 2013

STATEMENT 1		Caterpillar Inc.
Consolidated Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)
	2012	2011	2010
Sales and revenues:
Sales of Machinery and Power Systems	$63,068	$57,392	$39,867
Revenues of Financial Products	2,807	2,746	2,721
Total sales and revenues	65,875	60,138	42,588

Operating costs:
Cost of goods sold	47,055	43,578	30,367
Selling, general and administrative expenses	5,919	5,203	4,248
Research and development expenses	2,466	2,297	1,905
Interest expense of Financial Products	797	826	914
Goodwill impairment charge	580	—	—
Other operating (income) expenses	485	1,081	1,191
Total operating costs	57,302	52,985	38,625

Operating profit	8,573	7,153	3,963

Interest expense excluding Financial Products	467	396	343
Other income (expense)	130	(32)	130

Consolidated profit before taxes	8,236	6,725	3,750

Provision (benefit) for income taxes	2,528	1,720	968
Profit of consolidated companies	5,708	5,005	2,782

Equity in profit (loss) of unconsolidated affiliated companies	14	(24)	(24)

Profit of consolidated and affiliated companies	5,722	4,981	2,758

Less: Profit (loss) attributable to noncontrolling interests	41	53	58

Profit [1]	$5,681	$4,928	$2,700

Profit per common share	$8.71	$7.64	$4.28

Profit per common share — diluted [2]	$8.48	$7.40	$4.15

Weighted-average common shares outstanding (millions)
- Basic	652.6	645.0	631.5
- Diluted [2]	669.6	666.1	650.4

Cash dividends declared per common share	$2.02	$1.82	$1.74

1      Profit attributable to common stockholders.
2      Diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 2		Caterpillar Inc.
Consolidated Comprehensive Income for the Years Ended December 31
(Millions of dollars)
	2012	2011	2010

Profit of consolidated and affiliated companies	$5,722	$4,981	$2,758
Other comprehensive income (loss), net of tax:
Foreign currency translation, net of tax (expense)/benefit of: 2012 - $9; 2011 - $3; 2010 - ($73)	60	(312)	(34)

Pension and other postretirement benefits:
Current year actuarial gain (loss), net of tax (expense)/benefit of: 2012 - $372; 2011 - $1,276; 2010 - $214	(731)	(2,364)	(540)
Amortization of actuarial (gain) loss, net of tax (expense)/benefit of: 2012 - ($243); 2011 - ($221); 2010 - ($173)	458	412	310
Current year prior service credit (cost), net of tax (expense)/benefit of: 2012 - ($12); 2011 - ($51); 2010 - $3	23	95	(8)
Amortization of prior service (credit) cost, net of tax (expense)/benefit of: 2012 - $17; 2011 - $11; 2010 - $12	(31)	(21)	(17)
Amortization of transition (asset) obligation, net of tax (expense)/benefit of: 2012 - ($1); 2011 - ($1); 2010 - ($1)	1	1	1

Derivative financial instruments:
Gains (losses) deferred, net of tax (expense)/benefit of: 2012 - $29; 2011 - $12; 2010 - $29	(48)	(21)	(50)
(Gains) losses reclassified to earnings, net of tax (expense)/benefit of: 2012 - ($10); 2011 - $21; 2010 - ($18)	16	(34)	35

Available-for-sale securities:
Gains (losses) deferred, net of tax (expense)/benefit of: 2012 - ($13); 2011 - $2; 2010 - ($25)	26	(5)	37
(Gains) losses reclassified to earnings, net of tax (expense)/benefit of: 2012 - $1; 2011 - ($1); 2010 - $2	(3)	1	(4)
Total other comprehensive income (loss), net of tax	(229)	(2,248)	(270)
Comprehensive income	5,493	2,733	2,488
Less: comprehensive income attributable to the noncontrolling interests	(24)	(82)	(78)
Comprehensive income attributable to stockholders	$5,469	$2,651	$2,410

See accompanying notes to Consolidated Financial Statements.

STATEMENT 3		Caterpillar Inc.
Consolidated Financial Position at December 31
(Dollars in millions)
	2012	2011	2010
Assets
Current assets:
Cash and short-term investments	$5,490	$3,057	$3,592
Receivables - trade and other	10,092	10,285	8,494
Receivables - finance	8,860	7,668	8,298
Deferred and refundable income taxes	1,547	1,580	931
Prepaid expenses and other current assets	988	994	908
Inventories	15,547	14,544	9,587
Total current assets	42,524	38,128	31,810

Property, plant and equipment - net	16,461	14,395	12,539
Long-term receivables - trade and other	1,316	1,130	793
Long-term receivables - finance	14,029	11,948	11,264
Investments in unconsolidated affiliated companies	272	133	164
Noncurrent deferred and refundable income taxes	2,011	2,157	2,493
Intangible assets	4,016	4,368	805
Goodwill	6,942	7,080	2,614
Other assets	1,785	2,107	1,538
Total assets	$89,356	$81,446	$64,020

Liabilities
Current liabilities:
Short-term borrowings:
Machinery and Power Systems	$636	$93	$204
Financial Products	4,651	3,895	3,852
Accounts payable	6,753	8,161	5,856
Accrued expenses	3,667	3,386	2,880
Accrued wages, salaries and employee benefits	1,911	2,410	1,670
Customer advances	2,978	2,691	1,831
Dividends payable	—	298	281
Other current liabilities	2,055	1,967	1,521
Long-term debt due within one year:
Machinery and Power Systems	1,113	558	495
Financial Products	5,991	5,102	3,430
Total current liabilities	29,755	28,561	22,020
Long-term debt due after one year:
Machinery and Power Systems	8,666	8,415	4,505
Financial Products	19,086	16,529	15,932
Liability for postemployment benefits	11,085	10,956	7,584
Other liabilities	3,182	3,583	2,654
Total liabilities	71,774	68,044	52,695
Commitments and contingencies (Notes 20 and 21)
Redeemable noncontrolling interest (Note 24)	—	473	461
Stockholders’ equity
Common stock of $1.00 par:
Authorized shares: 2,000,000,000 Issued shares: (2012, 2011 and 2010 – 814,894,624) at paid-in amount	4,481	4,273	3,888
Treasury stock: (2012 – 159,846,131; 2011 – 167,361,280 shares; and 2010 – 176,071,910 shares) at cost	(10,074)	(10,281)	(10,397)
Profit employed in the business	29,558	25,219	21,384
Accumulated other comprehensive income (loss)	(6,433)	(6,328)	(4,051)
Noncontrolling interests	50	46	40
Total stockholders’ equity	17,582	12,929	10,864
Total liabilities, redeemable noncontrolling interest and stockholders’ equity	$89,356	$81,446	$64,020

See accompanying notes to Consolidated Financial Statements.

STATEMENT 4		Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31
(Dollars in millions)
	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at January 1, 2010	$3,439	$(10,646)	$19,705	$(3,761)	$83	$8,820
Profit of consolidated and affiliated companies	—	—	2,700	—	58	2,758
Foreign currency translation, net of tax	—	—	—	(52)	18	(34)
Pension and other postretirement benefits, net of tax	—	—	—	(256)	2	(254)
Derivative financial instruments, net of tax	—	—	—	(15)	—	(15)
Available-for-sale securities, net of tax	—	—	—	33	—	33
Change in ownership from noncontrolling interests	(69)	—	—	—	(66)	(135)
Dividends declared	—	—	(1,103)	—	—	(1,103)
Common shares issued from treasury stock for stock-based compensation: 12,612,514	74	222	—	—	—	296
Common shares issued from treasury stock for benefit plans: 1,487,481 [1]	67	27	—	—	—	94
Stock-based compensation expense	226	—	—	—	—	226
Net excess tax benefits from stock-based compensation	151	—	—	—	—	151
Cat Japan share redemption [2]	—	—	82	—	(55)	27
Balance at December 31, 2010	$3,888	$(10,397)	$21,384	$(4,051)	$40	$10,864
Profit of consolidated and affiliated companies	—	—	4,928	—	53	4,981
Foreign currency translation, net of tax	—	—	—	(345)	33	(312)
Pension and other postretirement benefits, net of tax	—	—	—	(1,873)	(4)	(1,877)
Derivative financial instruments, net of tax	—	—	—	(55)	—	(55)
Available-for-sale securities, net of tax	—	—	—	(4)	—	(4)
Change in ownership from noncontrolling interests	(1)	—	—	—	(7)	(8)
Dividends declared	—	—	(1,176)	—	—	(1,176)
Distribution to noncontrolling interests	—	—	—	—	(3)	(3)
Common shares issued from treasury stock for stock-based compensation: 8,710,630	7	116	—	—	—	123
Stock-based compensation expense	193	—	—	—	—	193
Net excess tax benefits from stock-based compensation	186	—	—	—	—	186
Cat Japan share redemption [2]	—	—	83	—	(66)	17
Balance at December 31, 2011	$4,273	$(10,281)	$25,219	$(6,328)	$46	$12,929

(Continued)

STATEMENT 4		Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31
(Dollars in millions)
	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at December 31, 2011	$4,273	$(10,281)	$25,219	$(6,328)	$46	$12,929
Profit of consolidated and affiliated companies	—	—	5,681	—	41	5,722
Foreign currency translation, net of tax	—	—	—	83	(23)	60
Pension and other postretirement benefits, net of tax	—	—	—	(285)	5	(280)
Derivative financial instruments, net of tax	—	—	—	(32)	—	(32)
Available-for-sale securities, net of tax	—	—	—	22	1	23
Change in ownership from noncontrolling interests	—	—	—	—	(4)	(4)
Dividends declared	—	—	(1,319)	—	—	(1,319)
Distribution to noncontrolling interests	—	—	—	—	(6)	(6)
Common shares issued from treasury stock for stock-based compensation: 7,515,149	(155)	207	—	—	—	52
Stock-based compensation expense	245	—	—	—	—	245
Net excess tax benefits from stock-based compensation	192	—	—	—	—	192
Cat Japan share redemption [2]	(74)	—	(23)	107	(10)	—
Balance at December 31, 2012	$4,481	$(10,074)	$29,558	$(6,433)	$50	$17,582

[1]	See Note 12 regarding shares issued for benefit plans.

[2]	See Note 24 regarding the Cat Japan share redemption.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 5		Caterpillar Inc.
Consolidated Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)
	2012	2011	2010
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$5,722	$4,981	$2,758
Adjustments for non-cash items:
Depreciation and amortization	2,813	2,527	2,296
Net gain from sale of businesses and investments	(630)	(128)	—
Goodwill impairment charge	580	—	—
Other	439	585	469
Changes in assets and liabilities, net of acquisitions and divestitures:
Receivables - trade and other	(173)	(1,345)	(2,320)
Inventories	(1,149)	(2,927)	(2,667)
Accounts payable	(1,868)	1,555	2,570
Accrued expenses	183	308	117
Accrued wages, salaries and employee benefits	(490)	619	847
Customer advances	241	173	604
Other assets - net	252	(91)	358
Other liabilities - net	(679)	753	(23)
Net cash provided by (used for) operating activities	5,241	7,010	5,009

Cash flow from investing activities:
Capital expenditures - excluding equipment leased to others	(3,350)	(2,515)	(1,575)
Expenditures for equipment leased to others	(1,726)	(1,409)	(1,011)
Proceeds from disposals of leased assets and property, plant and equipment	1,117	1,354	1,469
Additions to finance receivables	(12,010)	(10,001)	(8,498)
Collections of finance receivables	8,995	8,874	8,987
Proceeds from sale of finance receivables	132	207	16
Investments and acquisitions (net of cash acquired)	(618)	(8,184)	(1,126)
Proceeds from sale of businesses and investments (net of cash sold)	1,199	376	—
Proceeds from sale of available-for-sale securities	306	247	228
Investments in available-for-sale securities	(402)	(336)	(217)
Other - net	167	(40)	132
Net cash provided by (used for) investing activities	(6,190)	(11,427)	(1,595)

Cash flow from financing activities:
Dividends paid	(1,617)	(1,159)	(1,084)
Distribution to noncontrolling interests	(6)	(3)	—
Common stock issued, including treasury shares reissued	52	123	296
Excess tax benefit from stock-based compensation	192	189	153
Acquisitions of redeemable noncontrolling interests	(444)	—	—
Acquisitions of noncontrolling interests	(5)	(8)	(132)
Proceeds from debt issued (original maturities greater than three months):
- Machinery and Power Systems	2,209	4,587	216
- Financial Products	13,806	10,873	8,108
Payments on debt (original maturities greater than three months):
- Machinery and Power Systems	(1,107)	(2,269)	(1,298)
- Financial Products	(9,992)	(8,324)	(11,163)
Short-term borrowings - net (original maturities three months or less)	461	(43)	291
Net cash provided by (used for) financing activities	3,549	3,966	(4,613)
Effect of exchange rate changes on cash	(167)	(84)	(76)
Increase (decrease) in cash and short-term investments	2,433	(535)	(1,275)
Cash and short-term investments at beginning of period	3,057	3,592	4,867
Cash and short-term investments at end of period	$5,490	$3,057	$3,592
 All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.
Non-cash activities: During 2010, we contributed 1.5 million shares of company stock with a fair value of $94 million to our U.S. benefit plans. See Note 12 for further discussion. In 2012, $1,325 million of debentures with varying interest rates and maturity dates were exchanged for $1,722 million of 3.803% debentures due in 2042 and $179 million of cash. The $179 million of cash paid is included in Other liabilities – net in the operating activities section of the Consolidated Statement of Cash Flow.

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Operations and summary of significant accounting policies

A.	Nature of operations

Information in our financial statements and related commentary are presented in the following categories:

Machinery and Power Systems – Represents the aggregate total of Construction Industries, Resource Industries, Power Systems, and All Other segments and related corporate items and eliminations.

Financial Products – Primarily includes the company’s Financial Products Segment.  This category includes Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Insurance Holdings Inc. (Cat Insurance) and their respective subsidiaries.

As discussed in Note 22 – Segment Information, during the first quarter of 2011, we revised our reportable segments in line with the changes to our organizational structure that were announced during 2010.  The 2010 financial information has been retrospectively revised to reflect the change in reportable segments.

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

Machines are distributed principally through a worldwide organization of dealers (dealer network), 48 located in the United States and 141 located outside the United States. Worldwide, these dealers serve 182 countries and operate 3,494 places of business, including 1,249 dealer rental outlets.  Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products manufactured by them. Some of the reciprocating engines manufactured by Perkins are also sold through a worldwide network of 107 distributors located in 189 countries. Most of the FG Wilson branded electric power generation systems are sold through a worldwide network of 172 distributors located in 116 countries.  Some of the large, medium speed reciprocating engines are also sold under the MaK brand through a worldwide network of 19 distributors located in 130 countries.  Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers’ principal business. Turbines, locomotives and certain global mining products are sold through sales forces employed by the company. At times, these employees are assisted by independent sales representatives.

The Financial Products line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. A significant portion of Financial Products activity is conducted in North America, with additional offices in Asia/Pacific, Europe and Latin America.

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

Investments in companies that are owned 20 percent to 50 percent or are less than 20 percent owned and for which we have significant influence are accounted for by the equity method.  See Note 9 for further discussion.

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

Prepaid expenses and other current assets in Statement 3 include prepaid rent, prepaid insurance, assets held for sale, core to be returned for remanufacturing, restricted cash and other short-term investments, and other prepaid items.

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

Our remanufacturing operations are primarily focused on the remanufacture of Cat engines and components and rail related products.  In this business, used engines and related components (core) are inspected, cleaned and remanufactured.  In connection with the sale of most of our remanufactured product, we collect a deposit from the dealer that is repaid if the dealer returns an acceptable core within a specified time period.  Caterpillar owns and has title to the cores when they are returned from dealers.  The rebuilt engine or component (the core plus any new content) is then sold as a remanufactured product to dealers and customers.  Revenue is recognized pursuant to the same criteria as machinery and engine sales noted above (title to the entire remanufactured product passes to the dealer upon sale).  At the time of sale, the deposit is recognized in Other current liabilities in Statement 3.  In addition, the core to be returned is recognized as an asset in Prepaid expenses and other current assets in Statement 3 at the estimated replacement cost (based on historical experience with useable cores).  Upon receipt of an acceptable core, we repay the deposit and relieve the liability.  The returned core is then included in inventory.  In the event that the deposit is forfeited (i.e. upon failure by the dealer to return an acceptable core in the specified time period), we recognize the core deposit and the cost of the core in revenue and expense, respectively.

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

Our standard invoice terms are established by marketing region. When a sale is made to a dealer, the dealer is responsible for payment even if the product is not sold to an end customer and must make payment within the standard terms to avoid interest costs. Interest at or above prevailing market rates is charged on any past due balance. Our policy is to not forgive this interest.  Terms were extended to not more than one year for $354 million, $341 million and $221 million of receivables in 2012, 2011 and 2010, respectively. These term extensions represent less than 1 percent of consolidated sales for all years presented.

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

•
Cat Financial provides wholesale inventory financing to dealers. Wholesale finance revenue on installment sale contracts and finance leases is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance.  Revenue on wholesale notes is recognized based on the daily balance of wholesale receivables outstanding and the applicable effective interest rate.

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

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 60 percent of total inventories at December 31, 2012, about 65 percent of total inventories at December 31, 2011, and about 70 percent at December 31, 2010.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,750 million, $2,422 million and $2,575 million higher than reported at December 31, 2012, 2011 and 2010, respectively.

E.	Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2012, 2011 and 2010, Cat Financial depreciation on equipment leased to others was $688 million, $690 million and $690 million, respectively, and was included in Other operating (income) expenses in Statement 1. In 2012, 2011 and 2010, consolidated depreciation expense was $2,421 million, $2,240 million and $2,202 million, respectively. Amortization of purchased finite-lived intangibles is computed principally using the straight-line method, generally not to exceed a period of 20 years.

F.	Foreign currency translation

The functional currency for most of our Machinery and Power Systems consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products and affiliates accounted for under the equity method is the respective local currency.  Gains and losses resulting from the remeasurement of foreign currency amounts to the functional currency are included in Other income (expense) in Statement 1. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in Accumulated other comprehensive income (loss) in Statement 3.

G.	Derivative financial instruments

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices.  Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate and commodity price exposures and not for the purpose of creating speculative positions.  Derivatives that we use are primarily foreign currency forward, option and cross currency contracts, interest rate swaps and commodity forward and option contracts. All derivatives are recorded at fair value.  See Note 3 for more information.

H.	Income taxes

The provision for income taxes is determined using the asset and liability approach taking into account guidance related to uncertain tax positions.  Tax laws require items to be included in tax filings at different times than the items are reflected in the financial statements.  A current liability is recognized for the estimated taxes payable for the current year.  Deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid.  Deferred taxes are adjusted for enacted changes in tax rates and tax laws.  Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

I.	Estimates in financial statements

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

J.	New accounting guidance

Disclosures about the credit quality of financing receivables and the allowance for credit losses – In July 2010, the Financial Accounting Standards Board (FASB) issued accounting guidance on disclosures about the credit quality of financing receivables and the allowance for credit losses.  The guidance expands disclosures for the allowance for credit losses and financing receivables by requiring entities to disclose information at disaggregated levels.  It also requires disclosure of credit quality indicators, past due information and modifications of financing receivables.  Also, in April 2011, the FASB issued guidance clarifying when a restructuring of a receivable should be considered a troubled debt restructuring by providing additional guidance for determining whether the creditor has granted a concession and whether the debtor is experiencing financial difficulties.  For end of period balances, the new disclosures were effective December 31, 2010 and did not have a material impact on our financial statements.  For activity during a reporting period, the disclosures were effective January 1, 2011 and did not have a material impact on our financial statements.  The disclosures related to modifications of financing receivables, as well as the guidance clarifying when a restructured receivable should be considered a troubled debt restructuring were effective July 1, 2011 and did not have a material impact on our financial statements.  See Note 6 for additional information.

Presentation of comprehensive income – In June 2011, the FASB issued accounting guidance on the presentation of comprehensive income.  The guidance provides two options for presenting net income and other comprehensive income.  The total of comprehensive income, the components of net income, and the components of other comprehensive income may be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. We elected to present two separate statements. This guidance was effective January 1, 2012.

Goodwill impairment testing – In September 2011, the FASB issued accounting guidance on the testing of goodwill for impairment. The guidance allows entities testing goodwill for impairment the option of performing a qualitative assessment to determine the likelihood of goodwill impairment and whether it is necessary to perform the two-step impairment test currently required. This guidance was effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption was permitted. We elected to early adopt this guidance for the year ended December 31, 2011 and the guidance did not have a material impact on our financial statements. See Note 10 for additional information.

Disclosures about offsetting assets and liabilities – In December 2011, the FASB issued accounting guidance on disclosures about offsetting assets and liabilities. The guidance requires entities to disclose both gross and net information about instruments and transactions that are offset in the statement of financial position, as well as instruments and transactions that are subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued guidance clarifying the scope of the disclosures to apply only to derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities lending and securities borrowing transactions. This guidance is effective January 1, 2013, with retrospective application required. We do not expect the adoption to have a material impact on our financial statements.

Indefinite-lived intangible assets impairment testing – In July 2012, the FASB issued accounting guidance on the testing of indefinite-lived intangible assets for impairment. The guidance allows entities to first perform a qualitative assessment to determine the likelihood of an impairment for an indefinite-lived intangible asset and whether it is necessary to perform the quantitative impairment assessment currently required. This guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. We do not expect the adoption to have a material impact on our financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income – In February 2013, the FASB issued accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amounts is required. This guidance is effective January 1, 2013. We do not expect the adoption to have a material impact on our financial statements.

K.	Goodwill

For acquisitions accounted for as a business combination, goodwill represents the excess of the cost over the fair value of the net assets acquired.  We are required to test goodwill for impairment, at the reporting unit level, annually and when events or circumstances indicate the fair value of a reporting unit may be below its carrying value.  A reporting unit is an operating segment or one level below an operating segment (referred to as a component) to which goodwill is assigned when initially recorded. We assign goodwill to reporting units based on our integration plans and the expected synergies resulting from the acquisition.  Because Caterpillar is a highly integrated company, the businesses we acquire are sometimes combined with or integrated into existing reporting units.  When changes occur in the composition of our operating segments or reporting units, goodwill is reassigned to the affected reporting units based on their relative fair values.

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

L.	Accumulated other comprehensive income (loss)

Comprehensive income and its components are presented in Statement 2.  Accumulated other comprehensive income (loss), net of tax, included in Statement 4, consisted of the following at December 31:

	December 31,
(Millions of dollars)	2012		2011	2010
Foreign currency translation	$456		$206	$551
Pension and other postretirement benefits	(6,914)		(6,568)	(4,695)
Derivative financial instruments	(42)		(10)	45
Available-for-sale securities	67		44	48
Total accumulated other comprehensive income (loss)	$(6,433)	[1]	$(6,328)	$(4,051)

[1]
In conjunction with the Cat Japan share redemption, to reflect the increase in our ownership interest in Cat Japan from 67 percent to 100 percent, $107 million was reclassified to Accumulated other comprehensive income (loss) from other components of stockholders' equity and was not included in Comprehensive income during 2012. The amount was comprised of foreign currency translation of $167 million, pension and other postretirement benefits of $(61) million and available-for-sale securities of $1 million.

M.	Assets held for sale

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

Common stock issued from Treasury stock under the plans totaled 7,515,149 for 2012, 8,710,630 for 2011 and 12,612,514 for 2010.

Awards generally vest three years after the date of grant.  At grant, SARs and option awards have a term life of ten years.  Upon separation from service for the 2010 awards, if the participant is 55 years of age or older with more than ten years of service, the participant meets the criteria for a “Long Service Separation.”  For the 2011 and 2012 awards, upon separation from service, if the participant is 55 years of age or older with more than five years of service, the participant meets the criteria for a “Long Service Separation”.  If the “Long Service Separation” criteria are met, the vested options/SARs will have a life that is the lesser of ten years from the original grant date or five years from the separation date.

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

Accounting guidance on share-based payments requires companies to estimate the fair value of options/SARs on the date of grant using an option-pricing model.  The fair value of the option/SAR grant was estimated using a lattice-based option-pricing model.  The lattice-based option-pricing model considers a range of assumptions related to volatility, risk-free interest rate and historical employee behavior.  Expected volatility was based on historical and current implied volatilities from traded options on our stock. The risk-free rate was based on U.S. Treasury security yields at the time of grant.  The weighted-average dividend yield was based on historical information.  The expected life was determined from the lattice-based model. The lattice-based model incorporated exercise and post vesting forfeiture assumptions based on analysis of historical data. The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2012, 2011 and 2010, respectively.

	Grant Year
	2012	2011	2010
Weighted-average dividend yield	2.2%	2.2%	2.3%
Weighted-average volatility	35.0%	32.7%	36.4%
Range of volatilities	33.3-40.4%	20.9-45.4%	35.2-51.8%
Range of risk-free interest rates	0.17-2.00%	0.25-3.51%	0.32-3.61%
Weighted-average expected lives	7 years	8 years	7 years

The fair value of the RSU grant was determined by reducing the stock price on the day of grant by the present value of the estimated dividends to be paid during the vesting period.  The estimated dividends are based on Caterpillar’s weighted-average dividend yield.

The amount of stock-based compensation expense capitalized for the years ended December 31, 2012, 2011 and 2010 did not have a significant impact on our financial statements.

At December 31, 2012, there was $181 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested stock-based awards.  The compensation expense is expected to be recognized over a weighted-average period of approximately 1.8 years.

Please refer to Tables I and II below for additional information on our stock-based awards.

TABLE I — Financial Information Related to Stock-based Compensation
	2012		2011		2010
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Stock options/SARs activity:
Outstanding at beginning of year	50,372,991	$53.01	57,882,998	$48.50	63,082,787	$44.24
Granted to officers and key employees [1]	3,318,188	$110.09	2,960,595	$102.13	7,556,481	$57.85
Exercised	(7,708,343)	$38.73	(10,149,476)	$41.78	(12,568,232)	$32.83
Forfeited / expired	(155,237)	$67.50	(321,126)	$48.02	(188,038)	$43.64
Outstanding at end of year	45,827,599	$59.45	50,372,991	$53.01	57,882,998	$48.50
Exercisable at year-end	33,962,000	$51.75	35,523,057	$52.66	41,658,033	$48.23

RSUs activity:
Outstanding at beginning of year	4,281,490		4,650,241		4,531,545
Granted to officers and key employees	1,429,939		1,082,032		1,711,771
Vested	(2,077,485)		(1,382,539)		(1,538,047)
Forfeited	(53,724)		(68,244)		(55,028)
Outstanding at end of year	3,580,220		4,281,490		4,650,241

Stock options/SARs outstanding and exercisable:
	Outstanding				Exercisable
Exercise Prices	Shares Outstanding at 12/31/12	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value[2]	Shares Outstanding at 12/31/12	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value[2]
$22.17 – 27.14	6,759,589	4.75	$23.36	$439	6,759,589	4.75	$23.36	$439
$38.63 – 45.64	11,099,949	1.81	$42.38	509	11,099,949	1.81	$42.38	509
$57.85 – 66.77	10,654,464	6.16	$59.54	306	4,597,874	4.84	$61.77	122
$72.05 – 86.77	11,246,820	3.90	$72.60	176	11,152,835	3.89	$72.48	176
$102.13 – 110.09	6,066,777	8.71	$106.30	—	351,753	8.49	$104.55	—
	45,827,599		$59.45	$1,430	33,962,000		$51.75	$1,246

[1]
Of the 3,318,188 awards granted during the year ended December 31, 2012, none were SARs. Of the 2,960,595 awards granted during the year ended December 31, 2011, 2,722,689 were SARs. Of the 7,556,481 awards granted during the year ended December 31, 2010, 7,125,210 were SARs.

[2]
The difference between a stock award’s exercise price and the underlying stock’s market price at December 31, 2012, for awards with market price greater than the exercise price. Amounts are in millions of dollars.

The computations of weighted-average exercise prices and aggregate intrinsic values are not applicable to RSUs since an RSU represents an agreement to issue shares of stock at the time of vesting.  At December 31, 2012, there were 3,580,220 outstanding RSUs with a weighted average remaining contractual life of 1.2 years.

TABLE II— Additional Stock-based Award Information

(Dollars in millions except per share data)	2012	2011	2010
Stock Options/SARs activity:
Weighted-average fair value per share of stock awards granted	$39.20	$36.73	$22.31
Intrinsic value of stock awards exercised	$488	$618	$518
Fair value of stock awards vested	$66	$96	$124
Cash received from stock awards exercised	$112	$161	$325

RSUs activity:
Weighted-average fair value per share of stock awards granted	$104.61	$97.51	$53.35
Fair value of stock awards vested	$229	$143	$99

Before tax, stock-based compensation expense for 2012, 2011 and 2010 was $245 million, $193 million and $226 million, respectively, with a corresponding income tax benefit of $78 million, $61 million and $73 million, respectively. Included in the 2010 pre-tax stock-based compensation expense was $19 million relating to the modification of awards resulting from separations due to the streamlining of our corporate structure as announced in the second quarter 2010.

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

The cash tax benefits realized from stock awards exercised for December 31, 2012, 2011 and 2010 were $217 million, $235 million and $188 million, respectively. We use the direct only method and tax law ordering approach to calculate the tax effects of stock-based compensation.  In certain jurisdictions, tax deductions for exercises of stock-based awards did not generate a cash benefit.  A tax benefit of approximately $40 million will be recorded in additional paid-in capital when these deductions reduce our future income taxes payable.

3.	Derivative financial instruments and risk management

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices.  Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate and commodity price exposures.  Our policy specifies that derivatives are not to be used for speculative purposes.  Derivatives that we use are primarily foreign currency forward, option and cross currency contracts, interest rate swaps and commodity forward and option contracts.  Our derivative activities are subject to the management, direction and control of our senior financial officers.  Risk management practices, including the use of financial derivative instruments, are presented to the Audit Committee of the Board of Directors at least annually.

All derivatives are recognized in Statement 3 at their fair value. On the date the derivative contract is entered into, we designate the derivative as (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), (2) a hedge of a forecasted transaction or the variability of cash flow to be paid (cash flow hedge), or (3) an undesignated instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged recognized asset or liability that is attributable to the hedged risk, are recorded in current earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in Accumulated other comprehensive income (loss) (AOCI), to the extent effective, in Statement 3 until they are reclassified to earnings in the same period or periods during which the hedged transaction affects earnings.  Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings. Cash flow from designated derivative financial instruments are classified within the same category as the item being hedged on Statement 5.  Cash flow from undesignated derivative financial instruments are included in the investing category on Statement 5.

We formally document all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions.  This process includes linking all derivatives that are designated as fair value hedges to specific assets and liabilities in Statement 3 and linking cash flow hedges to specific forecasted transactions or variability of cash flow.

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

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, Chinese yuan, euro, Indian rupee, Japanese yen, Mexican peso, Singapore dollar, or Swiss franc forward or option contracts that meet the requirements for hedge accounting and the maturity extends beyond the current quarter-end. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery and Power Systems foreign currency contracts are undesignated, including any hedges designed to protect our competitive exposure.

As of December 31, 2012, $24 million of deferred net losses, net of tax, included in equity (AOCI in Statement 3), are expected to be reclassified to current earnings (Other income (expense) in Statement 1) over the next twelve months when earnings are affected by the hedged transactions.  The actual amount recorded in Other income (expense) will vary based on exchange rates at the time the hedged transactions impact earnings.

In managing foreign currency risk for our Financial Products operations, our objective is to minimize earnings volatility resulting from conversion and the remeasurement of net foreign currency balance sheet positions, and future transactions denominated in foreign currencies. Our policy allows the use of foreign currency forward, option and cross currency contracts to offset the risk of currency mismatch between our receivables and debt, and exchange rate risk associated with future transactions denominated in foreign currencies. Substantially all such foreign currency forward, option and cross currency contracts are undesignated.

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

Financial Products operations has a match-funding policy that addresses interest rate risk by aligning the interest rate profile (fixed or floating rate) of Cat Financial’s debt portfolio with the interest rate profile of their receivables portfolio within predetermined ranges on an ongoing basis. In connection with that policy, we use interest rate derivative instruments to modify the debt structure to match assets within the receivables portfolio. This matched funding reduces the volatility of margins between interest-bearing assets and interest-bearing liabilities, regardless of which direction interest rates move.

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

As of December 31, 2012, $3 million of deferred net losses, net of tax, included in equity (AOCI in Statement 3), related to Financial Products floating-to-fixed interest rate swaps, are expected to be reclassified to current earnings (Interest expense of Financial Products in Statement 1) over the next twelve months.  The actual amount recorded in Interest expense of Financial Products will vary based on interest rates at the time the hedged transactions impact earnings.

We have, at certain times, liquidated fixed-to-floating and floating-to-fixed interest rate swaps at both Machinery and Power Systems and Financial Products.  The gains or losses associated with these swaps at the time of liquidation are amortized into earnings over the original term of the previously designated hedged item.

In anticipation of issuing debt for the planned acquisition of Bucyrus International, Inc., we entered into interest rate swaps to manage our exposure to interest rate changes.  For the year ended December 31, 2011, we recognized a net loss of $149 million, included in Other income (expense) in Statement 1.  The contracts were liquidated in conjunction with the debt issuance in May 2011.  These contracts were not designated as hedging instruments, and therefore, did not receive hedge accounting treatment.

C.	Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our Machinery and Power Systems operations purchase base and precious metals embedded in the components we purchase from suppliers.  Our suppliers pass on to us price changes in the commodity portion of the component cost. In addition, we are subject to price changes on energy products such as natural gas and diesel fuel purchased for operational use.

Our objective is to minimize volatility in the price of these commodities. Our policy allows us to enter into commodity forward and option contracts to lock in the purchase price of a portion of these commodities within a five-year horizon. All such commodity forward and option contracts are undesignated.

The location and fair value of derivative instruments reported in Statement 3 are as follows:

(Millions of dollars)	Consolidated Statement of Financial Position Location	Asset (Liability) Fair Value
		Years ended December 31,
		2012	2011	2010
Designated derivatives
Foreign exchange contracts
Machinery and Power Systems	Receivables — trade and other	$28	$54	$65
Machinery and Power Systems	Long-term receivables — trade and other	—	19	52
Machinery and Power Systems	Accrued expenses	(66)	(73)	(66)
Machinery and Power Systems	Other liabilities	—	(10)	(1)
Interest rate contracts
Machinery and Power Systems	Receivables — trade and other	—	—	1
Financial Products	Receivables — trade and other	17	15	14
Financial Products	Long-term receivables — trade and other	209	233	197
Financial Products	Accrued expenses	(8)	(6)	(18)
		$180	$232	$244

Undesignated derivatives
Foreign exchange contracts
Machinery and Power Systems	Receivables — trade and other	$31	$27	$120
Machinery and Power Systems	Accrued expenses	(63)	(12)	(46)
Machinery and Power Systems	Other liabilities	—	(85)	(58)
Financial Products	Receivables — trade and other	10	7	6
Financial Products	Accrued expenses	(6)	(16)	(9)
Interest rate contracts
Machinery and Power Systems	Accrued expenses	—	—	(6)
Financial Products	Receivables — trade and other	2	—	—
Financial Products	Accrued expenses	(1)	(1)	(1)
Commodity contracts
Machinery and Power Systems	Receivables — trade and other	1	2	17
Machinery and Power Systems	Accrued expenses	—	(9)	—
		$(26)	$(87)	$23

The effect of derivatives designated as hedging instruments on Statement 1 is as follows:

Fair Value Hedges		Year ended December 31, 2012
(Millions of dollars)	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Financial Products	Other income (expense)	$(20)	$36
		$(20)	$36

		Year ended December 31, 2011
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Machinery and Power Systems	Other income (expense)	$(1)	$1
Financial Products	Other income (expense)	39	(44)
		$38	$(43)

		Year ended December 31, 2010
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Financial Products	Other income (expense)	$107	$(98)
		$107	$(98)

Cash Flow Hedges
(Millions of dollars)	Year ended December 31, 2012
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery and Power Systems	$(78)	Other income (expense)	$(30)	[2]	$—
Interest rate contracts
Financial Products	1	Interest expense of Financial Products	4		(1)	[1]
	$(77)		$(26)		$(1)

	Year ended December 31, 2011
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery and Power Systems	$34	Other income (expense)	$70		$—
Interest rate contracts
Machinery and Power Systems	—	Other income (expense)	(3)		—
Financial Products	(1)	Interest expense of Financial Products	(12)		(2)	[1]
	$33		$55		$(2)

	Year ended December 31, 2010
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery and Power Systems	$(72)	Other income (expense)	$(1)		$2
Interest rate contracts
Machinery and Power Systems	—	Other income (expense)	(3)		—
Financial Products	(7)	Interest expense of Financial Products	(49)		(1)	[1]
	$(79)		$(53)		$1

[1]	The ineffective portion recognized in earnings is included in Other income (expense).

[2]	Includes $7 million loss reclassified from AOCI to Other income (expense) in 2012 as certain derivatives were dedesignated as the related transactions are no longer probable to occur.

 The effect of derivatives not designated as hedging instruments on Statement 1 is as follows:

		Years ended December 31,
(Millions of dollars)	Classification of Gains (Losses)	2012	2011	2010
Foreign exchange contracts
Machinery and Power Systems	Other income (expense)	$62	$62	$(45)
Financial Products	Other income (expense)	6	(15)	16
Interest rate contracts
Machinery and Power Systems	Other income (expense)	2	(149)	(8)
Financial Products	Other income (expense)	—	—	2
Commodity contracts
Machinery and Power Systems	Other income (expense)	2	(17)	15
		$72	$(119)	$(20)

4.	Other income (expense)

	Years ended December 31,
(Millions of dollars)	2012	2011		2010
Investment and interest income	$82	$85		$86
Foreign exchange gains (losses) [1]	(116)	21		(55)
License fee income	99	80		54
Gains (losses) on sale of securities and affiliated companies	4	17		9
Impairment of available-for-sale securities	(2)	(5)		(3)
Miscellaneous income (loss)	63	(230)	[2]	39
	$130	$(32)		$130

1 Includes gains (losses) from foreign exchange derivative contracts.  See Note 3 for further details.
2 Miscellaneous income (loss) in 2011 includes forward starting swap costs of $149 million (see Note 3) and bridge financing costs of $54 million (see Note 23), both related to the acquisition of Bucyrus.

5.	Income taxes

The components of profit before taxes were:
	Years ended December 31,
(Millions of dollars)	2012	2011	2010
U.S.	$4,090	$2,250	$778
Non-U.S.	4,146	4,475	2,972
	$8,236	$6,725	$3,750

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. Where an entity’s earnings are subject to taxation, however, may not correlate solely to where an entity is located.  Thus, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision (benefit) for income taxes were:
	Years ended December 31,
(Millions of dollars)	2012	2011	2010
Current tax provision (benefit):
U.S.	$971	$750	$247
Non-U.S.	1,250	1,014	645
State (U.S.)	56	72	44
	2,277	1,836	936

Deferred tax provision (benefit):
U.S.	332	2	103
Non-U.S.	(89)	(92)	(75)
State (U.S.)	8	(26)	4
	251	(116)	32
Total provision (benefit) for income taxes	$2,528	$1,720	$968

We paid net income tax and related interest of $2,396 million, $1,369 million and $264 million in 2012, 2011 and 2010, respectively.

Reconciliation of the U.S. federal statutory rate to effective rate:

(Millions of dollars)	Years ended December 31,
	2012		2011		2010
Taxes at U.S. statutory rate	$2,882	35.0%	$2,354	35.0%	$1,313	35.0%
(Decreases) increases in taxes resulting from:
Non-U.S. subsidiaries taxed at other than 35%	(342)	(4.2)%	(467)	(6.9)%	(339)	(9.0)%
State and local taxes, net of federal	55	0.7%	30	0.4%	27	0.7%
Interest and penalties, net of tax	22	0.3%	25	0.4%	16	0.4%
U.S. research and production incentives	(80)	(1.0)%	(152)	(2.3)%	(74)	(2.0)%
Other—net	(27)	(0.3)%	(7)	(0.1)%	(5)	(0.1)%
	2,510	30.5%	1,783	26.5%	938	25.0%

Prior year tax and interest adjustments	(300)	(3.7)%	41	0.6%	(34)	(0.9)%
Nondeductible goodwill	318	3.9%	33	0.5%	—	—%
Release of valuation allowances	—	—%	(24)	(0.3)%	(26)	(0.7)%
Non-U.S. earnings reinvestment changes	—	—%	(113)	(1.7)%	—	—%
Tax law change related to Medicare subsidies	—	—%	—	—%	90	2.4%
Provision (benefit) for income taxes	$2,528	30.7%	$1,720	25.6%	$968	25.8%

The provision for income taxes for 2012 included a $300 million benefit for adjusting prior year taxes and interest primarily to reflect a settlement reached with the U.S. Internal Revenue Service (IRS) for tax years 2000 to 2006. The largest drivers of the settlement benefit were a $188 million benefit to remeasure and recognize previously unrecognized tax benefits and a $96 million benefit to adjust related interest and penalties, net of tax. This benefit was offset by a negative impact from nondeductible goodwill of $203 million related to the ERA Mining Machinery Limited (Siwei) goodwill impairment and $115 million related to the divestiture of portions of the Bucyrus distribution business. See Note 10 and Note 25 for more information.

The provision for income taxes for 2011 included a $113 million benefit due to repatriation of non-U.S. earnings with available foreign tax credits in excess of the U.S. tax liability on the dividends and a $24 million benefit for the release of a valuation allowance against the deferred tax assets of certain non-U.S. entities due to tax planning actions implemented in 2011.  These benefits were offset by a charge of $41 million due to an increase in prior year unrecognized tax benefits and a negative impact of $33 million from nondeductible goodwill primarily related to the divestiture of a portion of the Bucyrus distribution business.

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

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. subsidiaries of approximately $15 billion which are considered indefinitely reinvested.  Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.  If management intentions or U.S. tax law changes in the future, there may be a significant negative impact on the provision for income taxes to record an incremental tax liability in the period the change occurs.

Accounting for income taxes under U.S. GAAP requires that individual tax-paying entities of the company offset all current deferred tax liabilities and assets within each particular tax jurisdiction and present them as a single amount in the Consolidated Financial Position. A similar procedure is followed for all noncurrent deferred tax liabilities and assets. Amounts in different tax jurisdictions cannot be offset against each other. The amount of deferred income taxes at December 31, included on the following lines in Statement 3, are as follows:

	December 31,
(Millions of dollars)	2012	2011	2010
Assets:
Deferred and refundable income taxes	$979	$1,044	$579
Noncurrent deferred and refundable income taxes	1,863	2,005	2,337
	2,842	3,049	2,916
Liabilities:
Other current liabilities	66	69	8
Other liabilities	484	559	141
Deferred income taxes—net	$2,292	$2,421	$2,767

Deferred income tax assets and liabilities:
	December 31,
(Millions of dollars)	2012	2011	2010
Deferred income tax assets:
Pension	$2,100	$2,130	$1,065
Postemployment benefits other than pensions	1,678	1,622	1,501
Tax carryforwards	663	821	1,117
Warranty reserves	358	338	253
Stock-based compensation	281	232	215
Inventory	195	148	32
Allowance for credit losses	170	131	111
Post sale discounts	141	141	142
Deferred compensation	110	102	106
Other—net	491	537	404
	6,187	6,202	4,946

Deferred income tax liabilities:
Capital and intangible assets	(2,759)	(2,866)	(1,560)
Bond discount	(249)	(37)	(38)
Translation	(173)	(193)	(169)
Undistributed profits of non-U.S. subsidiaries	(128)	(215)	—
	(3,309)	(3,311)	(1,767)
Valuation allowance for deferred tax assets	(586)	(470)	(412)
Deferred income taxes—net	$2,292	$2,421	$2,767

At December 31, 2012, approximately $633 million of U.S. state tax net operating losses (NOLs) and $139 million of U.S. state tax credit carryforwards were available. The state NOLs primarily expire between 2015 and 2031.  The state tax credit carryforwards primarily expire over the next five to ten years.  We established a valuation allowance of $144 million for those state NOLs and credit carryforwards that are more likely than not to expire prior to utilization.

At December 31, 2012, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

(Millions of dollars)
2013	2014	2015	2016	2017-2033	Unlimited	Total
$6	$11	$10	$8	$576	$1,135	$1,746

At December 31, 2012 a valuation allowance of $442 million has been recorded at certain non-U.S. entities that have not yet demonstrated consistent and/or sustainable profitability to support the realization of net deferred tax assets.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, follows.

Reconciliation of unrecognized tax benefits: [1]
	Years ended December 31,
(Millions of dollars)	2012	2011	2010
Balance at January 1,	$958	$789	$761

Additions for tax positions related to current year	64	118	21
Additions for tax positions related to prior years	178	108	59
Reductions for tax positions related to prior years	(266)	(30)	(49)
Reductions for settlements [2]	(191)	—	—
Reductions for expiration of statute of limitations	(28)	(27)	(3)

Balance at December 31,	$715	$958	$789

Amount that, if recognized, would impact the effective tax rate	$669	$835	$667

[1]	Foreign currency translation amounts are included within each line as applicable.

[2]	Includes cash payment or other reduction of assets to settle liability.

We classify interest and penalties on income taxes as a component of the provision for income taxes. We recognized a net benefit for interest and penalties of $114 million in 2012 including the impact of the 2000 through 2006 settlement discussed previously. This compares to an expense of $39 million and $27 million during the years ended December 31, 2011 and 2010, respectively. The total amount of interest and penalties accrued was $134 million, $240 million and $201 million as of December 31, 2012, 2011 and 2010, respectively.

It is reasonably possible that the amount of unrecognized tax benefits will change in the next 12 months.  The IRS is currently examining our U.S. tax returns for 2007 to 2009. In our major non-U.S. jurisdictions, tax years are typically subject to examination for three to eight years. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations. Due to the uncertainty related to the timing and potential outcome of these matters, we can not estimate the range of reasonably possible change in unrecognized tax benefits in the next 12 months.

6.	Cat Financial Financing Activities

A.	Wholesale inventory receivables

Wholesale inventory receivables are receivables of Cat Financial that arise when Cat Financial provides financing for a dealer’s purchase of inventory. These receivables are included in Receivables—trade and other and Long-term receivables—trade and other in Statement 3 and were $2,152 million, $1,990 million, and $1,361 million at December 31, 2012, 2011 and 2010, respectively.

Contractual maturities of outstanding wholesale inventory receivables:
(Millions of dollars)	December 31, 2012
Amounts Due In	Wholesale Installment Contracts	Wholesale Finance Leases	Wholesale Notes	Total
2013	$398	$146	$727	$1,271
2014	96	100	167	363
2015	58	74	181	313
2016	28	42	13	83
2017	12	14	6	32
Thereafter	2	—	—	2
	594	376	1,094	2,064
Guaranteed residual value	—	102	—	102
Unguaranteed residual value	—	35	—	35
Less: Unearned income	(7)	(35)	(7)	(49)
Total	$587	$478	$1,087	$2,152

Please refer to Note 17 and Table III for fair value information.

B.	Finance receivables

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

Contractual maturities of outstanding finance receivables:
(Millions of dollars)	December 31, 2012
Amounts Due In	Retail Installment Contracts	Retail Finance Leases	Retail Notes	Total
2013	$1,819	$3,192	$4,068	$9,079
2014	1,357	2,144	1,836	5,337
2015	911	1,225	1,714	3,850
2016	466	600	1,175	2,241
2017	171	241	1,454	1,866
Thereafter	29	125	861	1,015
	4,753	7,527	11,108	23,388
Guaranteed residual value	—	374	—	374
Unguaranteed residual value	—	462	—	462
Less: Unearned income	(67)	(762)	(87)	(916)
Total	$4,686	$7,601	$11,021	$23,308

Please refer to Note 17 and Table III for fair value information.

C.	Credit quality of financing receivables and allowance for credit losses

Cat Financial applies a systematic methodology to determine the allowance for credit losses for finance receivables.  Based upon Cat Financial’s analysis of credit losses and risk factors, portfolio segments are as follows:

•	Customer - Finance receivables with retail customers.

•	Dealer - Finance receivables with Caterpillar dealers.

Cat Financial further evaluates portfolio segments by the class of finance receivables, which is defined as a level of information (below a portfolio segment) in which the finance receivables have the same initial measurement attribute and a similar method for assessing and monitoring credit risk.  Typically, Cat Financial’s finance receivables within a geographic area have similar credit risk profiles and methods for assessing and monitoring credit risk.  Cat Financial’s classes, which align with management reporting for credit losses, are as follows:

•	North America - Finance receivables originated in the United States or Canada.

•	Europe - Finance receivables originated in Europe, Africa, Middle East and the Commonwealth of Independent States.

•	Asia Pacific - Finance receivables originated in Australia, New Zealand, China, Japan, South Korea and Southeast Asia.

•	Mining - Finance receivables related to large mining customers worldwide.

•	Latin America - Finance receivables originated in Central and South American countries and Mexico.

•
Caterpillar Power Finance - Finance receivables related to marine vessels with Caterpillar engines worldwide and Caterpillar electrical power generation, gas compression and co-generation systems and non-Caterpillar equipment that is powered by these systems worldwide.

Impaired loans and finance leases

For all classes, a loan or finance lease is considered impaired, based on current information and events, if it is probable that Cat Financial will be unable to collect all amounts due according to the contractual terms of the loan or finance lease.  Loans and finance leases reviewed for impairment include loans and finance leases that are past due, non-performing or in bankruptcy. Recognition of income is suspended and the loan or finance lease is placed on non-accrual status when management determines that collection of future income is not probable (generally after 120 days past due except in locations where local regulatory requirements dictate a different method, or in instances in which relevant information is known that warrants placing the loan or finance lease on non-accrual status).  Accrual is resumed, and previously suspended income is recognized, when the loan or finance lease becomes contractually current and/or collection doubts are removed.  Cash receipts on impaired loans or finance leases are recorded against the receivable and then to any unrecognized income.

At December 31, 2012, 2011 and 2010, there were no impaired loans or finance leases for the Dealer portfolio segment.  The average recorded investment for impaired loans and finance leases within the dealer portfolio segment was zero during 2012 and 2011 and $19 million during 2010.

Individually impaired loans and finance leases for the customer portfolio segment were as follows:

	December 31, 2012
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$28	$27	$—
Europe	45	45	—
Asia Pacific	2	2	—
Mining	1	1	—
Latin America	7	7	—
Caterpillar Power Finance	295	295	—
Total	$378	$377	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$47	$43	$10
Europe	40	37	14
Asia Pacific	35	35	8
Mining	23	23	5
Latin America	43	43	12
Caterpillar Power Finance	116	112	24
Total	$304	$293	$73

Total Impaired Loans and Finance Leases
Customer
North America	$75	$70	$10
Europe	85	82	14
Asia Pacific	37	37	8
Mining	24	24	5
Latin America	50	50	12
Caterpillar Power Finance	411	407	24
Total	$682	$670	$73

	December 31, 2011
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$83	$80	$—
Europe	47	46	—
Asia Pacific	4	4	—
Mining	8	8	—
Latin America	9	9	—
Caterpillar Power Finance	175	170	—
Total	$326	$317	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$69	$64	$15
Europe	36	33	12
Asia Pacific	13	13	3
Mining	13	13	4
Latin America	25	25	6
Caterpillar Power Finance	93	92	16
Total	$249	$240	$56

Total Impaired Loans and Finance Leases
Customer
North America	$152	$144	$15
Europe	83	79	12
Asia Pacific	17	17	3
Mining	21	21	4
Latin America	34	34	6
Caterpillar Power Finance	268	262	16
Total	$575	$557	$56

	December 31, 2010
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$87	$87	$—
Europe	6	4	—
Asia Pacific	5	5	—
Mining	8	8	—
Latin America	3	3	—
Caterpillar Power Finance	174	174	—
Total	$283	$281	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$191	$185	$44
Europe	62	57	15
Asia Pacific	27	27	7
Mining	—	—	—
Latin America	44	43	9
Caterpillar Power Finance	34	33	4
Total	$358	$345	$79

Total Impaired Loans and Finance Leases
Customer
North America	$278	$272	$44
Europe	68	61	15
Asia Pacific	32	32	7
Mining	8	8	—
Latin America	47	46	9
Caterpillar Power Finance	208	207	4
Total	$641	$626	$79

	Years ended December 31,
	2012		2011		2010
(Millions of dollars)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$50	$3	$91	$4	$39	$2
Europe	45	1	11	—	7	—
Asia Pacific	3	—	5	—	6	—
Mining	8	—	8	1	3	—
Latin America	6	—	9	1	5	—
Caterpillar Power Finance	220	2	221	6	92	—
Total	$332	$6	$345	$12	$152	$2

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$58	$1	$142	$5	$271	$11
Europe	43	2	50	2	85	4
Asia Pacific	27	2	17	1	34	3
Mining	38	2	6	—	6	—
Latin America	43	2	39	2	39	3
Caterpillar Power Finance	99	—	83	—	17	—
Total	$308	$9	$337	$10	$452	$21

Total Impaired Loans and Finance Leases
Customer
North America	$108	$4	$233	$9	$310	$13
Europe	88	3	61	2	92	4
Asia Pacific	30	2	22	1	40	3
Mining	46	2	14	1	9	—
Latin America	49	2	48	3	44	3
Caterpillar Power Finance	319	2	304	6	109	—
Total	$640	$15	$682	$22	$604	$23

Non-accrual and past due loans and finance leases

For all classes, Cat Financial considers a loan or finance lease past due if any portion of a contractual payment is due and unpaid for more than 30 days.  Recognition of income is suspended and the loan or finance lease is placed on non-accrual status when management determines that collection of future income is not probable (generally after 120 days past due except in locations where local regulatory requirements dictate a different method, or in instances in which relevant information is known that warrants placing the loan or finance lease on non-accrual status).  Accrual is resumed, and previously suspended income is recognized, when the loan or finance lease becomes contractually current and/or collection doubts are removed.

As of December 31, 2012, 2011 and 2010, there were no loans or finance leases on non-accrual status for the Dealer portfolio segment.

The investment in customer loans and finance leases on non-accrual status was as follows:

	December 31,
(Millions of dollars)	2012	2011	2010
Customer
North America	$59	$112	$217
Europe	38	58	89
Asia Pacific	36	24	24
Mining	12	12	7
Latin America	148	108	139
Caterpillar Power Finance	220	158	163
Total	$513	$472	$639

Aging related to loans and finance leases was as follows:

(Millions of dollars)	December 31, 2012
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$35	$8	$52	$95	$5,872	$5,967	$—
Europe	23	9	36	68	2,487	2,555	6
Asia Pacific	53	19	54	126	2,912	3,038	18
Mining	—	1	12	13	1,960	1,973	—
Latin America	62	19	138	219	2,500	2,719	—
Caterpillar Power Finance	15	14	126	155	3,017	3,172	4
Dealer
North America	—	—	—	—	2,063	2,063	—
Europe	—	—	—	—	185	185	—
Asia Pacific	—	—	—	—	751	751	—
Mining	—	—	—	—	1	1	—
Latin America	—	—	—	—	884	884	—
Caterpillar Power Finance	—	—	—	—	—	—	—
Total	$188	$70	$418	$676	$22,632	$23,308	$28

(Millions of dollars)	December 31, 2011
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$74	$39	$111	$224	$5,378	$5,602	$9
Europe	27	11	57	95	2,129	2,224	10
Asia Pacific	47	23	38	108	2,769	2,877	14
Mining	—	—	12	12	1,473	1,485	—
Latin America	32	15	99	146	2,339	2,485	—
Caterpillar Power Finance	14	16	125	155	2,765	2,920	25
Dealer
North America	—	—	—	—	1,689	1,689	—
Europe	—	—	—	—	57	57	—
Asia Pacific	—	—	—	—	161	161	—
Mining	—	—	—	—	—	—	—
Latin America	—	—	—	—	480	480	—
Caterpillar Power Finance	—	—	—	—	—	—	—
Total	$194	$104	$442	$740	$19,240	$19,980	$58

(Millions of dollars)	December 31, 2010
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$139	$44	$228	$411	$6,037	$6,448	$27
Europe	27	12	106	145	2,365	2,510	26
Asia Pacific	63	17	37	117	2,537	2,654	12
Mining	—	—	—	—	875	875	—
Latin America	44	16	144	204	2,222	2,426	1
Caterpillar Power Finance	18	17	54	89	2,978	3,067	25
Dealer
North America	—	—	—	—	1,291	1,291	—
Europe	—	—	—	—	41	41	—
Asia Pacific	—	—	—	—	151	151	—
Mining	—	—	—	—	—	—	—
Latin America	—	—	—	—	457	457	—
Caterpillar Power Finance	—	—	—	—	3	3	—
Total	$291	$106	$569	$966	$18,957	$19,923	$91

Allowance for credit loss activity

In estimating the allowance for credit losses, Cat Financial reviews loans and finance leases that are past due, non-performing or in bankruptcy. An analysis of the allowance for credit losses during 2012, 2011 and 2010 was as follows:

(Millions of dollars)	December 31, 2012
	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$360	$6	$366
Receivables written off	(149)	—	(149)
Recoveries on receivables previously written off	47	—	47
Provision for credit losses	157	3	160
Other	(1)	—	(1)
Balance at end of year	$414	$9	$423

Individually evaluated for impairment	$73	$—	$73
Collectively evaluated for impairment	341	9	350
Ending Balance	$414	$9	$423

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$682	$—	$682
Collectively evaluated for impairment	18,742	3,884	22,626
Ending Balance	$19,424	$3,884	$23,308

(Millions of dollars)	December 31, 2011
	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$357	$5	$362
Receivables written off	(210)	—	(210)
Recoveries on receivables previously written off	52	—	52
Provision for credit losses	167	1	168
Other	(6)	—	(6)
Balance at end of year	$360	$6	$366

Individually evaluated for impairment	$56	$—	$56
Collectively evaluated for impairment	304	6	310
Ending Balance	$360	$6	$366

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$575	$—	$575
Collectively evaluated for impairment	17,018	2,387	19,405
Ending Balance	$17,593	$2,387	$19,980

(Millions of dollars)	December 31, 2010
Allowance for Credit Losses:
Balance at beginning of year	$376
Receivables written off	(288)
Recoveries on receivables previously written off	51
Provision for credit losses	205
Adjustment to adopt consolidation of variable-interest entities	18
Other–net	—
Balance at end of year	$362

(Millions of dollars)	December 31, 2010
	Customer	Dealer	Total
Individually evaluated for impairment	$79	$—	$79
Collectively evaluated for impairment	278	5	283
Ending Balance	$357	$5	$362

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$641	$—	$641
Collectively evaluated for impairment	17,339	1,943	19,282
Ending Balance	$17,980	$1,943	$19,923

Credit quality of finance receivables

The credit quality of finance receivables is reviewed on a monthly basis.  Credit quality indicators include performing and non-performing.  Non-performing is defined as finance receivables currently over 120 days past due and/or on non-accrual status or in bankruptcy.  Finance receivables not meeting the criteria listed above are considered performing.  Non-performing receivables have the highest probability for credit loss.  The allowance for credit losses attributable to non-performing receivables is based on the most probable source of repayment, which is normally the liquidation of collateral.  In determining collateral value, Cat Financial estimates the current fair market value of the collateral. In addition, Cat Financial considers credit enhancements such as additional collateral and contractual third-party guarantees in determining the allowance for credit losses attributable to non-performing receivables.

The recorded investment in performing and non-performing finance receivables was as follows:

(Millions of dollars)	December 31, 2012
	Customer	Dealer	Total
Performing
North America	$5,908	$2,063	$7,971
Europe	2,517	185	2,702
Asia Pacific	3,002	751	3,753
Mining	1,961	1	1,962
Latin America	2,571	884	3,455
Caterpillar Power Finance	2,952	—	2,952
Total Performing	$18,911	$3,884	$22,795

Non-Performing
North America	$59	$—	$59
Europe	38	—	38
Asia Pacific	36	—	36
Mining	12	—	12
Latin America	148	—	148
Caterpillar Power Finance	220	—	220
Total Non-Performing	$513	$—	$513

Performing & Non-Performing
North America	$5,967	$2,063	$8,030
Europe	2,555	185	2,740
Asia Pacific	3,038	751	3,789
Mining	1,973	1	1,974
Latin America	2,719	884	3,603
Caterpillar Power Finance	3,172	—	3,172
Total	$19,424	$3,884	$23,308

(Millions of dollars)	December 31, 2011
	Customer	Dealer	Total
Performing
North America	$5,490	$1,689	$7,179
Europe	2,166	57	2,223
Asia Pacific	2,853	161	3,014
Mining	1,473	—	1,473
Latin America	2,377	480	2,857
Caterpillar Power Finance	2,762	—	2,762
Total Performing	$17,121	$2,387	$19,508

Non-Performing
North America	$112	$—	$112
Europe	58	—	58
Asia Pacific	24	—	24
Mining	12	—	12
Latin America	108	—	108
Caterpillar Power Finance	158	—	158
Total Non-Performing	$472	$—	$472

Performing & Non-Performing
North America	$5,602	$1,689	$7,291
Europe	2,224	57	2,281
Asia Pacific	2,877	161	3,038
Mining	1,485	—	1,485
Latin America	2,485	480	2,965
Caterpillar Power Finance	2,920	—	2,920
Total	$17,593	$2,387	$19,980

(Millions of dollars)	December 31, 2010
	Customer	Dealer	Total
Performing
North America	$6,231	$1,291	$7,522
Europe	2,421	41	2,462
Asia Pacific	2,630	151	2,781
Mining	868	—	868
Latin America	2,287	457	2,744
Caterpillar Power Finance	2,904	3	2,907
Total Performing	$17,341	$1,943	$19,284

Non-Performing
North America	$217	$—	$217
Europe	89	—	89
Asia Pacific	24	—	24
Mining	7	—	7
Latin America	139	—	139
Caterpillar Power Finance	163	—	163
Total Non-Performing	$639	$—	$639

Performing & Non-Performing
North America	$6,448	$1,291	$7,739
Europe	2,510	41	2,551
Asia Pacific	2,654	151	2,805
Mining	875	—	875
Latin America	2,426	457	2,883
Caterpillar Power Finance	3,067	3	3,070
Total	$17,980	$1,943	$19,923

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

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses.  The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral.  In determining collateral value, Cat Financial estimates the current fair market value of the collateral. In addition, Cat Financial factors in credit enhancements such as additional collateral and contractual third-party guarantees in determining the allowance for credit losses attributable to TDRs.

There were no loans or finance lease receivables modified as TDRs during the years ended December 31, 2012 and 2011 for the Dealer portfolio segment.

Loan and finance lease receivables in the customer portfolio segment modified as TDRs during the years ended December 31, 2012 and 2011, were as follows:

(Dollars in millions)	Year ended December 31, 2012			Year ended December 31, 2011
	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Customer
North America	98	$15	$15	71	$13	$13
Europe [1]	21	8	8	7	44	44
Asia Pacific	12	3	3	—	—	—
Mining	—	—	—	—	—	—
Latin America	41	5	5	12	10	10
Caterpillar Power Finance [2,3]	27	253	253	35	117	117
Total [4]	199	$284	$284	125	$184	$184

[1]	One customer comprises $43 million of the $44 million pre-TDR and post-TDR outstanding recorded investment for the year ended December 31, 2011.

[2]
Ten customers comprise $248 million of the $253 million pre-TDR and post-TDR outstanding recorded investment for the year ended December 31, 2012. Three customers comprise $104 million of the $117 million pre-TDR and post-TDR outstanding recorded investment for the year ended December 31, 2011.

[3]
During the years ended December 31, 2012 and 2011, $24 million and $15 million, respectively, of additional funds were subsequently loaned to a borrower whose terms had been modified in a TDR. The $24 million and $15 million of additional funds are not reflected in the table above as no incremental modifications have been made with the borrower during the periods presented. At December 31, 2012, remaining commitments to lend additional funds to a borrower whose terms have been modified in a TDR were $1 million.

[4]	Modifications include extended contract maturities, inclusion of interest only periods, below market interest rates, and extended skip payment periods.

TDRs in the customer portfolio segment with a payment default during the years ended December 31, 2012 and 2011, which had been modified within twelve months prior to the default date, were as follows:

(Dollars in millions)	Year ended December 31, 2012		Year ended December 31, 2011
	Number of Contracts	Post-TDR Recorded Investment	Number of Contracts	Post-TDR Recorded Investment
Customer
North America	49	$4	48	$26
Europe	—	—	1	1
Asia Pacific	2	1	—	—
Mining	—	—	—	—
Latin America	—	—	7	4
Caterpillar Power Finance [1]	16	21	14	70
Total	67	$26	70	$101

[1]
Two customers comprise $19 million of the $21 million post-TDR recorded investment for the year ended December 31, 2012. Two customers comprise $65 million of the $70 million post-TDR recorded investment for the year ended December 31, 2011.

D.	Securitized Retail Installment Sale Contracts and Finance Leases

Cat Financial has periodically transfered certain finance receivables relating to their retail installment sale contracts and finance leases to special-purpose entities (SPEs) as part of their asset-backed securitization program.  These SPEs were concluded to be VIEs. Cat Financial determined that they were the primary beneficiary based on their power to direct activities through their role as servicer and their obligation to absorb losses and right to receive benefits and therefore consolidated these securitization SPEs.

On April 25, 2011, Cat Financial exercised a clean-up call on their only outstanding asset-backed securitization transaction.

As a result, Cat Financial had no assets or liabilities related to their securitization program as of  December 31, 2012 or 2011.  The restricted assets (Receivables-finance, Long-term receivables-finance, Prepaid expenses and other current assets, and Other assets) of the consolidated SPEs totaled $136 million at December 31, 2010.  The liabilities (Accrued expenses and Long-term debt due within one year-Financial Products) of the consolidated SPEs totaled $73 million at December 31, 2010.

7.	Inventories

Inventories (principally using the LIFO method) are comprised of the following:

	December 31,
(Millions of dollars)	2012	2011	2010
Raw materials	$3,573	$3,766	$2,766
Work-in-process	2,920	2,959	1,483
Finished goods	8,767	7,562	5,098
Supplies	287	257	240
Total inventories	$15,547	$14,544	$9,587

We had long-term material purchase obligations of approximately $2,421 million at December 31, 2012.

8.	Property, plant and equipment

		December 31,
(Millions of dollars)	Useful Lives (Years)	2012	2011	2010
Land	—	$723	$753	$682
Buildings and land improvements	20-45	6,214	5,857	5,174
Machinery, equipment and other	3-10	16,073	14,435	13,414
Equipment leased to others	1-10	4,658	4,285	4,444
Construction-in-process	—	2,264	1,996	1,192

Total property, plant and equipment, at cost		29,932	27,326	24,906
Less: Accumulated depreciation		(13,471)	(12,931)	(12,367)
Property, plant and equipment–net		$16,461	$14,395	$12,539

We had commitments for the purchase or construction of capital assets of approximately $569 million at December 31, 2012.

Assets recorded under capital leases: [1]
	December 31,
(Millions of dollars)	2012	2011	2010
Gross capital leases [2]	$134	$131	$251
Less: Accumulated depreciation	(58)	(75)	(134)
Net capital leases	$76	$56	$117

[1]	Included in Property, plant and equipment table above.

[2]	Consists primarily of machinery and equipment.

At December 31, 2012, scheduled minimum rental payments on assets recorded under capital leases were:

(Millions of dollars)
2013	2014	2015	2016	2017	Thereafter
$15	$10	$7	$18	$4	$34

Equipment leased to others (primarily by Cat Financial):
	December 31,
(Millions of dollars)	2012	2011	2010
Equipment leased to others–at original cost	$4,658	$4,285	$4,444
Less: Accumulated depreciation	(1,383)	(1,406)	(1,533)
Equipment leased to others–net	$3,275	$2,879	$2,911

At December 31, 2012, scheduled minimum rental payments to be received for equipment leased to others were:

(Millions of dollars)
2013	2014	2015	2016	2017	Thereafter
$798	$551	$337	$187	$74	$35

9.	Investments in unconsolidated affiliated companies

Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a lag of 3 months or less) was as follows:

Results of Operations of unconsolidated affiliated companies:
	Years ended December 31,
(Millions of dollars)	2012	2011	2010
Results of Operations:
Sales	$1,084	$966	$812
Cost of sales	872	797	627
Gross profit	$212	$169	$185

Profit (loss)	$28	$(46)	$(36)

Financial Position of unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2012	2011	2010
Financial Position:
Assets:
Current assets	$715	$345	$414
Property, plant and equipment–net	529	200	196
Other assets	616	9	39
	1,860	554	649
Liabilities:
Current liabilities	443	220	274
Long-term debt due after one year	708	72	72
Other liabilities	170	17	40
	1,321	309	386
Equity	$539	$245	$263

Caterpillar’s investments in unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2012	2011	2010
Investments in equity method companies	$256	$111	$135
Plus: Investments in cost method companies	16	22	29
Total investments in unconsolidated affiliated companies	$272	$133	$164

The increase in the 2012 financial position and equity investments amounts relate to the sale of a majority interest in Caterpillar's third party logistics business, which occurred on July 31, 2012. Under the terms of the agreement, Caterpillar retained a 35 percent equity interest. The increase is also related to the acquisition of an equity interest in Black Horse LLC, which occurred on December 5, 2012.

The decrease in the 2011 financial position and equity investments amounts from 2010 primarily relate to the sale of our ownership in NC2 Global LLC (NC2), which occurred on September 29, 2011.

At December 31, 2012, consolidated Profit employed in the business in Statement 3 included no net undistributed profits of the unconsolidated affiliated companies.

10.  Intangible assets and goodwill

A.	Intangible assets

Intangible assets are comprised of the following:

		December 31, 2012
(Millions of dollars)	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,756	$(377)	$2,379
Intellectual property	12	1,767	(342)	1,425
Other	10	299	(105)	194
Total finite-lived intangible assets	13	4,822	(824)	3,998
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$4,840	$(824)	$4,016

		December 31, 2011
	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,811	$(213)	$2,598
Intellectual property	11	1,794	(244)	1,550
Other	11	299	(97)	202
Total finite-lived intangible assets	13	4,904	(554)	4,350
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$4,922	$(554)	$4,368

		December 31, 2010
	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	17	$630	$(108)	$522
Intellectual property	9	306	(166)	140
Other	13	197	(72)	125
Total finite-lived intangible assets	14	1,133	(346)	787
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$1,151	$(346)	$805

During 2012, we acquired finite-lived intangible assets aggregating $120 million due to purchases of Siwei ($112 million) and Caterpillar Tohoku Ltd. (Cat Tohoku) ($8 million). See Note 23 for details on these acquisitions.

Customer relationship intangibles of $207 million, net of accumulated amortization of $93 million, were reclassified from Intangible assets to held for sale and/or divested during 2012, primarily related to the divestiture of portions of the Bucyrus distribution business and our third party logistics business, and are not included in the December 31, 2012 balances in the table above. See Note 25 for additional information on assets held for sale.

Customer relationship intangibles of $51 million, net of accumulated amortization of $29 million, from the All Other segment were impaired during 2012. Fair value of the intangibles was determined using an income approach based on the present value of discounted cash flows. The impairment of $22 million was recognized in Other operating (income) expenses in Statement 1 and included in the All Other segment.

During 2011, we acquired finite-lived intangible assets aggregating $4,167 million primarily due to purchases of Bucyrus

International, Inc. (Bucyrus) ($3,901 million), Pyroban Group Ltd. (Pyroban) ($41 million) and MWM Holding GmbH (MWM) ($221 million).  See Note 23 for details on these acquisitions.

As described in Note 25, we sold customer relationship intangibles of $63 million associated with the divestiture of a portion of the Bucyrus distribution business in December 2011.  Additionally, $186 million of customer relationship intangibles were classified as held for sale at December 31, 2011, and are not included in the table above.

During 2010, we acquired finite-lived intangible assets aggregating $409 million primarily due to purchases of Electro-Motive Diesel, Inc. (EMD) ($329 million), GE Transportation’s Inspection Products business ($28 million), JCS Company, Ltd. (JCS) ($12 million) and FCM Rail Ltd. (FCM) ($10 million).  Also, associated with the purchase of EMD, we acquired $18 million of indefinite-lived intangible assets.  See Note 23 for details on these acquisitions.

Finite-lived intangible assets are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired.  Indefinite-lived intangible assets are tested for impairment at least annually.

Amortization expense related to intangible assets was $387 million, $233 million and $76 million for 2012, 2011 and 2010, respectively.

As of December 31, 2012, amortization expense related to intangible assets is expected to be:

(Millions of dollars)
2013	2014	2015	2016	2017	Thereafter
$380	$375	$371	$365	$359	$2,166

B.	Goodwill

As discussed in Note 23, we recorded goodwill of $625 million related to our May 2012 acquisition of Siwei. In November 2012, Caterpillar became aware of inventory accounting discrepancies at Siwei which led to an internal investigation. Caterpillar's investigation determined that Siwei had engaged in accounting misconduct prior to Caterpillar's acquisition of Siwei in mid-2012. The accounting misconduct included inappropriate accounting practices involving improper cost allocation that resulted in overstated profit and improper revenue recognition practices involving early and, at times unsupported, revenue recognition.

Because of the accounting misconduct identified in the fourth quarter of 2012, Siwei's goodwill was tested for impairment as of November 30, 2012. We determined the carrying value of Siwei, which is a separate reporting unit, exceeded its fair value at the measurement date, requiring step two in the impairment test process.  The fair value of the Siwei reporting unit was determined primarily using an income approach based on the present value of discounted cash flows. We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of $45 million remaining for Siwei as of December 31, 2012. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge is reported in the Resource Industries segment.

Additionally, during 2012, we recorded goodwill of $22 million related to the acquisition of Cat Tohoku and finalized the allocation of the Bucyrus and MWM purchase prices to identifiable assets and liabilities, adjusting goodwill from our December 31, 2011 preliminary allocation for Bucyrus and MWM by a reduction of $28 million and an increase of $9 million, respectively. See Note 23 for details on these acquisitions.

During 2011, we acquired net assets with related goodwill aggregating $5,026 million primarily due to purchases of Bucyrus ($4,616 million), Pyroban ($23 million) and MWM ($387 million).  See Note 23 for details on these acquisitions.

During 2010, we acquired net assets with related goodwill of $286 million as part of the purchase of EMD.  In 2010, we also acquired net assets with related goodwill as part of the purchases of FCM ($17 million), GE Transportation’s Inspection Products business ($15 million), JCS ($8 million) and other acquisitions ($8 million).  See Note 23 for details on these acquisitions.

Goodwill of $181 million and $409 million was reclassified to held for sale and/or divested during 2012 and 2011, respectively, primarily related to the divestiture of portions of the Bucyrus distribution business, and is not included in the December 31, 2012 and 2011 respective balances in the table below. No goodwill was disposed of or held for sale in 2010. See Note 25 for additional information on divestitures and assets held for sale.

As discussed in Note 22 – Segment Information, during 2011, we revised our reportable segments in line with the changes to our organizational structure that were announced during 2010.  Our reporting units did not significantly change as a result of the changes to our reportable segments.

The changes in carrying amount of goodwill by reportable segment for the years ended December 31, 2012, 2011 and 2010 were as follows:

(Millions of dollars)	December 31, 2011	Acquisitions	Held for Sale and Business Divestitures [1]	Impairment Loss	Other Adjustments [2]	December 31, 2012
Construction Industries
Goodwill	$378	$22	$—	$—	$(18)	$382
Resource Industries
Goodwill	4,121	597	(181)	—	22	4,559
Impairments	(22)	—	—	(580)	—	(602)
Net goodwill	4,099	597	(181)	(580)	22	3,957
Power Systems
Goodwill	2,486	9	—	—	(9)	2,486
All Other [3]
Goodwill	117	—	—	—	—	117
Consolidated total
Goodwill	7,102	628	(181)	—	(5)	7,544
Impairments	(22)	—	—	(580)	—	(602)
Net goodwill	$7,080	$628	$(181)	$(580)	$(5)	$6,942

	December 31, 2010	Acquisitions	Held for Sale and Business Divestitures [1]	Impairment Loss	Other Adjustments [2]	December 31, 2011
Construction Industries
Goodwill	$357	$—	$—	$—	$21	$378
Resource Industries
Goodwill	73	4,616	(397)	—	(171)	4,121
Impairments	(22)	—	—	—	—	(22)
Net goodwill	51	4,616	(397)	—	(171)	4,099
Power Systems
Goodwill	2,077	410	—	—	(1)	2,486
All Other [3]
Goodwill	129	—	(12)	—	—	117
Consolidated total
Goodwill	2,636	5,026	(409)	—	(151)	7,102
Impairments	(22)	—	—	—	—	(22)
Net goodwill	$2,614	$5,026	$(409)	$—	$(151)	$7,080

	December 31, 2009	Acquisitions	Held for Sale and Business Divestitures [1]	Impairment Loss	Other Adjustments [2]	December 31, 2010
Construction Industries
Goodwill	$342	$5	$—	$—	$10	$357
Resource Industries
Goodwill	69	3	—	—	1	73
Impairments	(22)	—	—	—	—	(22)
Net goodwill	47	3	—	—	1	51
Power Systems
Goodwill	1,751	326	—	—	—	2,077
All Other [3]
Goodwill	129	—	—	—	—	129
Consolidated total
Goodwill	2,291	334	—	—	11	2,636
Impairments	(22)	—	—	—	—	(22)
Net goodwill	$2,269	$334	$—	$—	$11	$2,614

[1]	See Note 25 for additional information.

[2]	Other adjustments are comprised primarily of foreign currency translation.

[3]	Includes All Other operating segment (See Note 22).

11.	Available-for-sale securities

We have investments in certain debt and equity securities, primarily at Cat Insurance, that have been classified as available-for-sale and recorded at fair value based upon quoted market prices.  These investments are primarily included in Other assets in Statement 3.  Unrealized gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity (Accumulated other comprehensive income (loss) in Statement 3).  Realized gains and losses on sales of investments are generally determined using the FIFO (first-in, first-out) method for debt instruments and the specific identification method for equity securities.  Realized gains and losses are included in Other income (expense) in Statement 1.

	December 31, 2012			December 31, 2011			December 31, 2010
(Millions of dollars)	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value
Government debt
U.S. treasury bonds	$10	$—	$10	$10	$—	$10	$12	$—	$12
Other U.S. and non-U.S. government bonds	144	2	146	90	2	92	76	1	77

Corporate bonds
Corporate bonds	626	38	664	542	30	572	481	30	511
Asset-backed securities	96	—	96	112	(1)	111	136	—	136

Mortgage-backed debt securities
U.S. governmental agency	291	8	299	297	13	310	258	15	273
Residential	26	(1)	25	33	(3)	30	43	(3)	40
Commercial	117	10	127	142	3	145	164	4	168

Equity securities
Large capitalization value	147	38	185	127	21	148	100	22	122
Smaller company growth	22	12	34	22	7	29	23	8	31
Total	$1,479	$107	$1,586	$1,375	$72	$1,447	$1,293	$77	$1,370

During 2012, 2011 and 2010, charges for other-than-temporary declines in the market values of securities were $2 million, $5 million and $3 million, respectively.  These charges were accounted for as a realized loss and were included in Other income (expense) in Statement 1.  The cost basis of the impacted securities was adjusted to reflect these charges.

Investments in an unrealized loss position that are not other-than-temporarily impaired:

	December 31, 2012
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Asset-backed securities	$—	$—	$20	$3	$20	$3

Mortgage-backed debt securities
U.S. governmental agency	84	1	15	—	99	1
Residential	—	—	14	1	14	1

Equity securities
Large capitalization value	25	2	10	1	35	3
Total	$109	$3	$59	$5	$168	$8

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:

	December 31, 2011
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Corporate bonds	$54	$1	$1	$—	$55	$1
Asset-backed securities	1	—	20	5	21	5

Mortgage-backed debt securities
U.S. governmental agency	51	1	—	—	51	1
Residential	3	—	18	3	21	3
Commercial	15	—	8	1	23	1

Equity securities
Large capitalization value	36	5	6	1	42	6
Smaller company growth	4	1	—	—	4	1
Total	$164	$8	$53	$10	$217	$18

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2010
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Asset-backed securities	$19	$—	$19	$4	$38	$4

Mortgage-backed debt securities
Residential	2	—	25	4	27	4
Commercial	3	—	14	1	17	1

Equity securities
Large capitalization value	14	1	12	2	26	3
Total	$38	$1	$70	$11	$108	$12

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Corporate Bonds.  The unrealized losses on our investments in asset-backed securities relate primarily to changes in interest rates and credit-related yield spreads since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell the investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2012.

Mortgage-Backed Debt Securities.  The unrealized losses on our investments in mortgage-backed securities and mortgage-related asset-backed securities relate primarily to the continuation of elevated housing delinquencies and default rates, risk aversion and credit-related yield spreads since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell these investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2012.

Equity Securities.  Cat Insurance maintains a well-diversified equity portfolio consisting of two specific mandates:  large capitalization value stocks and smaller company growth stocks.  Overall U.S. equity valuations were marginally lower for the fourth quarter of 2012 as concerns over economic growth and the fiscal budget outweighed strong earnings and stimulus measures. We do not consider these investments to be other-than-temporarily impaired as of December 31, 2012.

The cost basis and fair value of the available-for-sale debt securities at December 31, 2012, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

	December 31, 2012
(Millions of dollars)	Cost Basis	Fair Value
Due in one year or less	$161	$162
Due after one year through five years	595	623
Due after five years through ten years	78	90
Due after ten years	42	41
U.S. governmental agency mortgage-backed securities	291	299
Residential mortgage-backed securities	26	25
Commercial mortgage-backed securities	117	127
Total debt securities – available-for-sale	$1,310	$1,367

Sales of Securities:
	Years Ended December 31,
(Millions of dollars)	2012	2011	2010
Proceeds from the sale of available-for-sale securities	$306	$247	$228
Gross gains from the sale of available-for-sale securities	$6	$4	$10
Gross losses from the sale of available-for-sale securities	$—	$1	$1

12.	Postemployment benefit plans

We have both U.S. and non-U.S. pension plans covering substantially all of our U.S. employees and a portion of our non-U.S. employees, located primarily in Europe, Japan and Brazil. Our defined benefit plans provide a benefit based on years of service and/or the employee’s average earnings near retirement. Our defined contribution plans allow employees to contribute a portion of their salary to help save for retirement, and in certain cases, we provide a matching contribution. We also have defined benefit retirement health care and life insurance plans covering substantially all of our U.S. employees.

As announced in August 2010, on January 1, 2011, our retirement benefits for U.S. support and management employees began transitioning from defined benefit pension plans to defined contribution plans.  The transition date was determined for each employee based upon age and years of service or proximity to retirement.  Pension benefit accruals were frozen for certain employees on December 31, 2010, and will freeze for remaining employees on December 31, 2019. On the respective transition dates employees move to a retirement benefit that provides a frozen pension benefit and a 401(k) plan that provides an annual employer contribution. The plan change required a re-measurement as of August 31, 2010, which resulted in an increase in our Liability for postemployment benefits of $1.32 billion and a decrease in Accumulated other comprehensive income (loss) of $831 million net of tax.  The increase in the liability was due to a decline in the discount rate and lower than expected asset returns at the re-measurement date.  Curtailment expense of $28 million was also recognized in 2010 as a result of the plan change.

In February 2012, we announced the closure of the Electro-Motive Diesel facility located in London, Ontario. As a result of the closure, we recognized a $37 million other postretirement benefits curtailment gain. This excludes a $21 million loss of a third-party receivable for other postretirement benefits that was eliminated due to the closure. In addition, a $10 million special termination benefit expense was recognized related to statutory pension benefits required to be paid to certain affected employees. As a result, a net gain of $6 million related to the facility closure was recognized in Other operating (income) expenses in Statement 1.

In August 2012, we announced changes to our U.S. hourly pension plan, which impacted certain hourly employees. For impacted employees, pension benefit accruals will freeze on January 1, 2013 or January 1, 2016, at which time employees will become eligible for various provisions of company sponsored 401(k) plans including a matching contribution and an annual employer contribution. The plan changes resulted in a curtailment and required a remeasurement as of August 31, 2012. The curtailment and the remeasurement resulted in a net increase in our Liability for postemployment benefits of $243 million and a net loss of $153 million, net of tax, recognized in Accumulated other comprehensive income (loss). The increase in the liability was primarily due to a decline in the discount rate. Also, the curtailment resulted in expense of $7 million which was recognized in Other operating (income) expenses in Statement 1.

A.	Benefit obligations

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Change in benefit obligation:
Benefit obligation, beginning of year	$14,782	$13,024	$12,064	$4,299	$3,867	$3,542	$5,381	$5,184	$4,537
Service cost	185	158	210	108	115	92	92	84	68
Interest cost	609	651	652	182	182	162	221	253	245
Plan amendments	—	1	4	12	(24)	35	(38)	(121)	—
Actuarial losses (gains)	1,168	1,635	1,140	385	312	153	186	306	602
Foreign currency exchange rates	—	—	—	49	(32)	34	(11)	(19)	14
Participant contributions	—	—	—	9	9	9	48	44	45
Benefits paid - gross	(831)	(823)	(820)	(190)	(187)	(168)	(394)	(388)	(379)
Less: federal subsidy on benefits paid	—	—	—	—	—	—	16	14	15
Curtailments, settlements and special termination benefits	—	(3)	(235)	(67)	(83)	(52)	(48)	(6)	—
Acquisitions, divestitures and other [1]	—	139	9	(50)	140	60	—	30	37
Benefit obligation, end of year	$15,913	$14,782	$13,024	$4,737	$4,299	$3,867	$5,453	$5,381	$5,184
Accumulated benefit obligation, end of year	$15,132	$14,055	$12,558	$4,329	$3,744	$3,504

Weighted-average assumptions used to determine benefit obligation:
Discount rate [2]	3.7%	4.3%	5.1%	3.7%	4.3%	4.6%	3.7%	4.3%	5.0%
Rate of compensation increase [2]	4.5%	4.5%	4.5%	3.9%	3.9%	4.2%	4.4%	4.4%	4.4%

[1]	See Note 23 regarding the acquisitions of Electro-Motive Diesel in 2010 and Bucyrus International in 2011. See Note 25 regarding the divestiture of the third party logistics business in 2012.

[2]	End of year rates are used to determine net periodic cost for the subsequent year. See Note 12E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage- point increase	One-percentage- point decrease
Effect on 2012 service and interest cost components of other postretirement benefit cost	$27	$(22)
Effect on accumulated postretirement benefit obligation	$343	$(285)

B.	Plan assets

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Change in plan assets:
Fair value of plan assets, beginning of year	$9,997	$10,760	$9,029	$2,818	$2,880	$2,797	$814	$996	$1,063
Actual return on plan assets	1,235	(270)	1,628	368	(83)	193	117	(45)	129
Foreign currency exchange rates	—	—	—	47	(1)	17	—	—	—
Company contributions	580	212	919	446	234	58	204	207	138
Participant contributions	—	—	—	9	9	9	48	44	45
Benefits paid	(831)	(823)	(820)	(190)	(187)	(168)	(394)	(388)	(379)
Settlements and special termination benefits	—	—	—	(72)	(41)	(51)	—	—	—
Acquisitions / other [1]	—	118	4	—	7	25	—	—	—
Fair value of plan assets, end of year	$10,981	$9,997	$10,760	$3,426	$2,818	$2,880	$789	$814	$996

[1]	See Note 23 regarding the acquisitions of Electro-Motive Diesel in 2010 and Bucyrus International in 2011.

Our U.S. pension target asset allocations reflect our investment strategy of maximizing the long-term rate of return on plan assets and the resulting funded status, within an appropriate level of risk. In August 2012, as part of our pension de-risking strategy, we revised our U.S. investment policy to better align assets with liabilities and reduce risk in our portfolio. Our current target allocations for the U.S. pension plans are 70 percent equities and 30 percent fixed income.  Within equity securities, approximately 65 percent includes investments in U.S. large cap, small cap and private companies.  The remaining portion is invested in international companies, including emerging markets.  Fixed income securities primarily include corporate bonds, mortgage-backed securities and U.S. Treasuries. While target allocation percentages will vary over time, our current strategy is to gradually reduce our equity allocation. Target allocation policies will be revisited periodically to ensure they reflect the overall objectives of the fund.

In general, our non-U.S. pension target asset allocations reflect our investment strategy of maximizing the long-term rate of return on plan assets and the resulting funded status, within an appropriate level of risk.  The weighted-average target allocations for the non-U.S. pension plans are 58 percent equities, 31 percent fixed income, 7 percent real estate and 4 percent other.  The target allocations for each plan vary based upon local statutory requirements, demographics of plan participants and funded status.  Plan assets are primarily invested in non-U.S. securities.

Our target allocations for the other postretirement benefit plans are 80 percent equities and 20 percent fixed income.  Within equity securities, approximately two-thirds include investments in U.S. large cap and small cap companies.  The remaining portion is invested in international companies, including emerging markets.  Fixed income securities primarily include corporate bonds, mortgage-backed securities and U.S. Treasuries.

The U.S. plans are rebalanced to plus or minus 5 percentage points of the target asset allocation ranges on a monthly basis.  The frequency of rebalancing for the non-U.S. plans varies depending on the plan. As a result of our diversification strategies, there are no significant concentrations of risk within the portfolio of investments except for the holdings in Caterpillar stock as discussed below.

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

Fair values are determined as follows:

•	Equity securities are primarily based on valuations for identical instruments in active markets.

•	Fixed income securities are primarily based upon models that take into consideration such market-based factors as recent sales, risk-free yield curves and prices of similarly rated bonds.

•	Real estate is stated at the fund’s net asset value or at appraised value.

•	Cash, short-term instruments and other are based on the carrying amount, which approximates fair value, or at the fund’s net asset value.

The fair value of the pension and other postretirement benefit plan assets by category is summarized below:

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,460	$3	$98	$4,561
Non-U.S. equities	2,691	2	—	2,693

Fixed income securities:
U.S. corporate bonds	—	1,490	23	1,513
Non-U.S. corporate bonds	—	231	10	241
U.S. government bonds	—	694	8	702
U.S. governmental agency mortgage-backed securities	—	794	1	795
Non-U.S. government bonds	—	33	3	36

Real estate	—	—	8	8

Cash, short-term instruments and other	13	419	—	432
Total U.S. pension assets	$7,164	$3,666	$151	$10,981

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,314	$—	$77	$4,391
Non-U.S. equities	2,366	—	—	2,366

Fixed income securities:
U.S. corporate bonds	—	1,178	35	1,213
Non-U.S. corporate bonds	—	143	6	149
U.S. government bonds	—	462	7	469
U.S. governmental agency mortgage-backed securities	—	891	3	894
Non-U.S. government bonds	—	31	—	31

Real estate	—	—	8	8

Cash, short-term instruments and other	48	428	—	476
Total U.S. pension assets	$6,728	$3,133	$136	$9,997

	December 31, 2010
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,975	$1	$46	$5,022
Non-U.S. equities	2,884	—	4	2,888

Fixed income securities:
U.S. corporate bonds	—	1,412	38	1,450
Non-U.S. corporate bonds	—	92	1	93
U.S. government bonds	—	299	5	304
U.S. governmental agency mortgage-backed securities	—	634	4	638
Non-U.S. government bonds	—	22	—	22

Real estate	—	—	10	10

Cash, short-term instruments and other	70	263	—	333
Total U.S. pension assets	$7,929	$2,723	$108	$10,760

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$436	$2	$—	$438
Non-U.S. equities	1,038	118	—	1,156
Global equities [1]	244	27	—	271

Fixed income securities:
U.S. corporate bonds	—	37	3	40
Non-U.S. corporate bonds	—	494	2	496
U.S. government bonds	—	3	—	3
Non-U.S. government bonds	—	169	—	169
Global fixed income [1]	—	403	—	403

Real estate	—	114	104	218

Cash, short-term instruments and other [2]	185	47	—	232
Total non-U.S. pension assets	$1,903	$1,414	$109	$3,426

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$356	$1	$—	$357
Non-U.S. equities	822	84	—	906
Global equities [1]	198	40	—	238

Fixed income securities:
U.S. corporate bonds	—	16	4	20
Non-U.S. corporate bonds	—	395	5	400
U.S. government bonds	—	3	—	3
Non-U.S. government bonds	—	200	—	200
Global fixed income [1]	—	363	—	363

Real estate	—	100	97	197

Cash, short-term instruments and other [2]	109	25	—	134
Total non-U.S. pension assets	$1,485	$1,227	$106	$2,818

	December 31, 2010
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$359	$—	$—	$359
Non-U.S. equities	916	90	1	1,007
Global equities [1]	153	37	—	190

Fixed income securities:
U.S. corporate bonds	—	18	2	20
Non-U.S. corporate bonds	—	374	5	379
U.S. government bonds	—	5	—	5
Non-U.S. government bonds	—	163	1	164
Global fixed income [1]	—	374	—	374

Real estate	—	89	90	179

Cash, short-term instruments and other [2]	61	107	35	203
Total non-U.S. pension assets	$1,489	$1,257	$134	$2,880

[1]	Includes funds that invest in both U.S. and non-U.S. securities.

[2]	Includes funds that invest in multiple asset classes, hedge funds and other.

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$387	$—	$—	$387
Non-U.S. equities	194	—	—	194

Fixed income securities:
U.S. corporate bonds	—	70	—	70
Non-U.S. corporate bonds	—	11	—	11
U.S. government bonds	—	27	—	27
U.S. governmental agency mortgage-backed securities	—	33	—	33
Non-U.S. government bonds	—	2	—	2

Cash, short-term instruments and other	18	47	—	65
Total other postretirement benefit assets	$599	$190	$—	$789

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$410	$—	$—	$410
Non-U.S. equities	191	—	—	191

Fixed income securities:
U.S. corporate bonds	—	67	—	67
Non-U.S. corporate bonds	—	8	—	8
U.S. government bonds	—	21	—	21
U.S. governmental agency mortgage-backed securities	—	47	—	47
Non-U.S. government bonds	—	1	—	1

Cash, short-term instruments and other	4	65	—	69
Total other postretirement benefit assets	$605	$209	$—	$814

	December 31, 2010
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$512	$—	$—	$512
Non-U.S. equities	289	—	—	289

Fixed income securities:
U.S. corporate bonds	—	79	—	79
Non-U.S. corporate bonds	—	6	—	6
U.S. government bonds	—	14	—	14
U.S. governmental agency mortgage-backed securities	—	43	—	43
Non-U.S. government bonds	—	1	—	1

Cash, short-term instruments and other	19	33	—	52
Total other postretirement benefit assets	$820	$176	$—	$996

Below are roll-forwards of assets measured at fair value using Level 3 inputs for the years ended December 31, 2012, 2011 and 2010.  These instruments were valued using pricing models that, in management’s judgment, reflect the assumptions a marketplace participant would use.

(Millions of dollars)	Equities	Fixed Income	Real Estate	Other
U.S. Pension
Balance at December 31, 2009	$51	$57	$10	$—
Unrealized gains (losses)	11	1	—	—
Realized gains (losses)	(1)	3	—	—
Purchases, issuances and settlements, net	32	(9)	—	—
Transfers in and/or out of Level 3	(43)	(4)	—	—
Balance at December 31, 2010	$50	$48	$10	$—
Unrealized gains (losses)	(4)	(2)	(2)	—
Realized gains (losses)	1	—	—	—
Purchases, issuances and settlements, net	30	17	—	—
Transfers in and/or out of Level 3	—	(12)	—	—
Balance at December 31, 2011	$77	$51	$8	$—
Unrealized gains (losses)	(4)	—	—	(1)
Realized gains (losses)	4	2	—	—
Purchases, issuances and settlements, net	21	(4)	—	1
Transfers in and/or out of Level 3	—	(4)	—	—
Balance at December 31, 2012	$98	$45	$8	$—

Non-U.S. Pension
Balance at December 31, 2009	$5	$14	$71	$51
Unrealized gains (losses)	(1)	—	7	1
Realized gains (losses)	1	—	—	5
Purchases, issuances and settlements, net	(2)	(3)	12	(22)
Transfers in and/or out of Level 3	(2)	(3)	—	—
Balance at December 31, 2010	$1	$8	$90	$35
Unrealized gains (losses)	—	1	7	—
Realized gains (losses)	—	—	—	3
Purchases, issuances and settlements, net	(1)	—	—	(38)
Transfers in and/or out of Level 3	—	—	—	—
Balance at December 31, 2011	$—	$9	$97	$—
Unrealized gains (losses)	—	—	8	—
Realized gains (losses)	—	—	—	—
Purchases, issuances and settlements, net	—	(1)	(1)	—
Transfers in and/or out of Level 3	—	(3)	—	—
Balance at December 31, 2012	$—	$5	$104	$—

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

	U.S. Pension Benefits[1]			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Caterpillar Inc. common stock	$597	$653	$779	$1	$1	$2	$1	$1	$3

[1]	Amounts represent 5 percent of total plan assets for 2012 and 7 percent of total plan assets for 2011 and 2010.

C.	Funded status

The funded status of the plans, reconciled to the amount reported on Statement 3, is as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2012	2011	2010	2012	2011	2010	2012	2011	2010
End of Year
Fair value of plan assets	$10,981	$9,997	$10,760	$3,426	$2,818	$2,880	$789	$814	$996
Benefit obligations	15,913	14,782	13,024	4,737	4,299	3,867	5,453	5,381	5,184
Over (under) funded status recognized in financial position	$(4,932)	$(4,785)	$(2,264)	$(1,311)	$(1,481)	$(987)	$(4,664)	$(4,567)	$(4,188)

Components of net amount recognized in financial position:
Other assets (non-current asset)	$—	$—	$—	$30	$3	$4	$—	$—	$—
Accrued wages, salaries and employee benefits (current liability)	(23)	(21)	(18)	(27)	(26)	(18)	(169)	(171)	(171)
Liability for postemployment benefits (non-current liability)	(4,909)	(4,764)	(2,246)	(1,314)	(1,458)	(973)	(4,495)	(4,396)	(4,017)
Net liability recognized	$(4,932)	$(4,785)	$(2,264)	$(1,311)	$(1,481)	$(987)	$(4,664)	$(4,567)	$(4,188)

Amounts recognized in Accumulated other comprehensive income (pre-tax) consist of:
Net actuarial loss (gain)	$7,286	$7,044	$4,795	$1,907	$1,712	$1,273	$1,528	$1,495	$1,195
Prior service cost (credit)	36	63	83	22	15	43	(159)	(188)	(122)
Transition obligation (asset)	—	—	—	—	—	—	3	5	7
Total	$7,322	$7,107	$4,878	$1,929	$1,727	$1,316	$1,372	$1,312	$1,080

The estimated amounts that will be amortized from Accumulated other comprehensive income (loss) at December 31, 2012 into net periodic benefit cost (pre-tax) in 2013 are as follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Net actuarial loss (gain)	$546	$133	$108
Prior service cost (credit)	18	1	(73)
Transition obligation (asset)	—	—	2
Total	$564	$134	$37

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

	U.S. Pension Benefits at Year-end			Non-U.S. Pension Benefits at Year-end
(Millions of dollars)	2012	2011	2010	2012	2011	2010
Projected benefit obligation	$15,913	$14,782	$13,024	$4,310	$4,293	$3,846
Accumulated benefit obligation	$15,132	$14,055	$12,558	$3,903	$3,738	$3,485
Fair value of plan assets	$10,981	$9,997	$10,760	$2,969	$2,809	$2,855

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. Pension Benefits at Year-end			Non-U.S. Pension Benefits at Year-end
(Millions of dollars)	2012	2011	2010	2012	2011	2010
Projected benefit obligation	$15,913	$14,782	$13,024	$4,107	$4,112	$3,452
Accumulated benefit obligation	$15,132	$14,055	$12,558	$3,752	$3,600	$3,179
Fair value of plan assets	$10,981	$9,997	$10,760	$2,806	$2,661	$2,514

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans for all years presented.

D.	Expected cash flow

Information about the expected cash flow for the pension and other postretirement benefit plans is as follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Employer contributions:
2013 (expected)	$160	$320	$200

Expected benefit payments:
2013	$850	$220	$350
2014	870	210	350
2015	880	220	360
2016	900	230	370
2017	910	220	370
2018-2022	4,680	1,120	1,890
Total	$9,090	$2,220	$3,690

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

(Millions of dollars)	2013	2014	2015	2016	2017	2018-2022	Total
Other postretirement benefits	$15	$20	$20	$20	$20	$110	$205

E.	Net periodic cost

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Components of net periodic benefit cost:
Service cost	$185	$158	$210	$108	$115	$92	$92	$84	$68
Interest cost	609	651	652	182	182	162	221	253	245
Expected return on plan assets	(812)	(798)	(773)	(215)	(210)	(192)	(63)	(70)	(93)
Curtailments, settlements and special termination benefits [1]	7	—	28	38	19	22	(40)	—	—
Amortization of:
Transition obligation (asset)	—	—	—	—	—	—	2	2	2
Prior service cost (credit) [2]	19	20	25	1	3	1	(68)	(55)	(55)
Net actuarial loss (gain)	504	451	385	97	74	65	100	108	33
Total cost included in operating profit	$512	$482	$527	$211	$183	$150	$244	$322	$200

Other changes in plan assets and benefit obligations recognized in other comprehensive income (pre-tax):
Current year actuarial loss (gain)	$745	$2,700	$47	$225	$526	$136	$133	$408	$570
Amortization of actuarial (loss) gain	(504)	(451)	(385)	(97)	(72)	(62)	(100)	(108)	(33)
Current year prior service cost (credit)	(7)	—	(24)	10	(25)	35	(38)	(121)	—
Amortization of prior service (cost) credit	(19)	(20)	(25)	(1)	(3)	(1)	68	55	55
Amortization of transition (obligation) asset	—	—	—	—	—	—	(2)	(2)	(2)
Total recognized in other comprehensive income	215	2,229	(387)	137	426	108	61	232	590
Total recognized in net periodic cost and other comprehensive income	$727	$2,711	$140	$348	$609	$258	$305	$554	$790

Weighted-average assumptions used to determine net cost:
Discount rate	4.3%	5.1%	5.4%	4.3%	4.6%	4.8%	4.3%	5.0%	5.6%
Expected return on plan assets [3]	8.0%	8.5%	8.5%	7.1%	7.1%	7.0%	8.0%	8.5%	8.5%
Rate of compensation increase	4.5%	4.5%	4.5%	3.9%	4.1%	4.2%	4.4%	4.4%	4.4%

[1]	Curtailments, settlements and special termination benefits were recognized in Other operating (income) expenses in Statement 1.

[2]
Prior service cost (credit) and net actuarial loss (gain) for both pension and other postretirement benefits are generally amortized using the straight-line method over the average remaining service period to the full retirement eligibility date of employees expected to receive benefits from the plan. For other postretirement benefit plans in which all or almost all of the plan's participants are fully eligible for benefits under the plan, prior service cost (credit) and net actuarial loss (gain) are amortized using the straight-line method over the remaining life expectancy of those participants.

[3]	The weighted-average rates for 2013 are 7.8 percent and 6.7 percent for U.S. and non-U.S. pension plans, respectively.

The assumed discount rate is used to discount future benefit obligations back to today’s dollars.  The U.S. discount rate is based on a benefit cash flow-matching approach and represents the rate at which our benefit obligations could effectively be settled as of our measurement date, December 31.  The benefit cash flow-matching approach involves analyzing Caterpillar’s projected cash flows against a high quality bond yield curve, calculated using a wide population of corporate Aa bonds available on the measurement date.  The very highest and lowest yielding bonds (top and bottom 10 percent) are excluded from the analysis.  A similar process is used to determine the assumed discount rate for our most significant non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense.

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1 percent for 2012, 2011 and 2010.  A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. We assumed a weighted-average increase of 7.4 percent in our calculation of 2012 benefit expense.  We expect a weighted-average increase of 7.1 percent during 2013.  The 2012 and 2013 rates are assumed to decrease gradually to the ultimate health care trend rate of 5 percent in 2019. This rate represents 3 percent general inflation plus 2 percent additional health care inflation.

F.	Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefit insurance and supplemental unemployment benefits to substantially all eligible U.S. employees.

G.	Defined contribution plans

We have both U.S. and non-U.S. employee defined contribution plans to help employees save for retirement. Our U.S. 401(k) plan allows eligible employees to contribute a portion of their salary to the plan on a tax-deferred basis, and we provide a matching contribution equal to 100 percent of employee contributions to the plan up to 6 percent of compensation. Various other U.S. and non-U.S. defined contribution plans allow eligible employees to contribute a portion of their salary to the plans, and in some cases, we provide a matching contribution to the funds.

On January 1, 2011, matching contributions to our U.S. 401(k) plan changed for certain employees that are still accruing benefits under a defined benefit pension plan.  Matching contributions changed from 100 percent of employee contributions to the plan up to 6 percent of compensation to 50 percent of employee contributions up to 6 percent of compensation.  For employees whose defined benefit pension accruals were frozen as of December 31, 2010, we began providing a new annual employer contribution in 2011, which ranges from 3 to 5 percent of compensation, depending on years of service and age.

From June 2009 to October 2010, we funded our employer matching contribution for certain U.S. defined contribution plans in Caterpillar stock, held as treasury stock.  In 2010, we made $94 million (1.5 million shares) of matching contributions in Caterpillar stock.

Total company costs related to U.S. and non-U.S. defined contribution plans were as follows:

(Millions of dollars)	2012	2011	2010
U.S. plans	$260	$219	$231
Non-U.S. plans	60	54	39
	$320	$273	$270

H.	Summary of long-term liability:

	December 31,
(Millions of dollars)	2012	2011	2010
Pensions:
U.S. pensions	$4,909	$4,764	$2,246
Non-U.S. pensions	1,314	1,458	973
Total pensions	6,223	6,222	3,219
Postretirement benefits other than pensions	4,495	4,396	4,017
Other postemployment benefits	81	73	69
Defined contribution	286	265	279
	$11,085	$10,956	$7,584

13.	Short-term borrowings

	December 31,
(Millions of dollars)	2012	2011	2010
Machinery and Power Systems:
Notes payable to banks	$484	$93	$204
Notes payable to certain former shareholders of Siwei	152	—	—
Commercial paper	—	—	—
	636	93	204
Financial Products:
Notes payable to banks	418	527	479
Commercial paper	3,654	2,818	2,710
Demand notes	579	550	663
	4,651	3,895	3,852
Total short-term borrowings	$5,287	$3,988	$4,056

The weighted-average interest rates on short-term borrowings outstanding were:

	December 31,
	2012	2011	2010
Notes payable to banks	5.8%	7.2%	4.1%
Commercial paper	0.6%	1.0%	1.5%
Demand notes	0.8%	0.9%	1.1%

The notes payable to certain former shareholders of Siwei do not bear interest. Please refer to Note 23 for more information. Please refer to Note 17 and Table III for fair value information on short-term borrowings.

14.	Long-term debt

	December 31,
(Millions of dollars)	2012	2011	2010
Machinery and Power Systems:
Notes—Floating Rate (Three-month USD LIBOR plus 0.17%) due 2013	$—	$750	$—
Notes—1.375% due 2014	750	750	—
Notes—5.700% due 2016	508	510	512
Notes—3.900% due 2021	1,245	1,245	—
Notes—5.200% due 2041	757	1,247	—
Debentures—7.000% due 2013	—	350	350
Debentures—0.950% due 2015	500	—	—
Debentures—1.500% due 2017	499	—	—
Debentures—7.900% due 2018	899	899	899
Debentures—9.375% due 2021	120	120	120
Debentures—2.600% due 2022	498	—	—
Debentures—8.000% due 2023	82	82	82
Debentures—6.625% due 2028	193	299	299
Debentures—7.300% due 2031	241	349	349
Debentures—5.300% due 2035 [1]	208	206	205
Debentures—6.050% due 2036	459	748	748
Debentures—8.250% due 2038	65	248	248
Debentures—6.950% due 2042	160	250	249
Debentures—3.803% due 2042 [2]	1,149	—	—
Debentures—7.375% due 2097	244	297	297
Capital lease obligations	73	46	81
Other	16	19	66
Total Machinery and Power Systems	8,666	8,415	4,505
Financial Products:
Medium-term notes	18,036	15,701	14,993
Other	1,050	828	939
Total Financial Products	19,086	16,529	15,932
Total long-term debt due after one year	$27,752	$24,944	$20,437

1 Debentures due in 2035 have a face value of $307 million and an effective yield to maturity of 8.55%.
2 Debentures due in 2042 have a face value of $1,722 million and an effective yield to maturity of 6.29%.

All outstanding notes and debentures are unsecured and rank equally with one another.

On June 26, 2012 we issued $500 million of 0.950% Senior Notes due 2015, $500 million of 1.500% Senior Notes due 2017, and $500 million of 2.600% Senior Notes due 2022.

On August 15, 2012 and August 27, 2012, we exchanged $1.72 billion of newly issued 3.803% Debentures due 2042 and $179 million of cash for $1.33 billion of several series of our outstanding debentures of varying interest rates and maturity dates. This exchange met the requirements to be accounted for as a debt modification.

On May 24, 2011, we issued $500 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.10%) due in 2012 and $750 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.17%) due in 2013. The interest rates for the Floating Rate Senior Notes will be reset quarterly. We also issued $750 million of 1.375% Senior Notes due in 2014, $1.25 billion of 3.900% Senior Notes due in 2021, and $1.25 billion of 5.200% Senior Notes due in 2041.

We may redeem the 1.375%, 5.700%, 3.900% and 5.200% notes and the 6.625%, 7.300%, 5.300%, 6.050%, 6.950% and

7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled payments of principal and interest of the notes or debentures to be redeemed. We may redeem some or all of the 0.950% debentures and the 1.500% debentures at our option at any time, and some or all of the 2.600% debentures at any time prior to March 26, 2022 (three months prior to the maturity date of the 2022 debentures), in each case at a redemption price equal to the greater of 100% of the principal amount of the notes being redeemed or at the discounted present value of the notes, calculated in accordance with the terms of the relevant notes. We may redeem some or all of the 3.803% debentures at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures being redeemed or at a make-whole price calculated in accordance with the terms of the debentures. The terms of other notes and debentures do not specify a redemption option prior to maturity.

Cat Financial's medium term notes are offered by prospectus and are issued through agents at fixed and floating rates. These notes have a weighted average interest rate of 3.2% with remaining maturities up to 10 years at December 31, 2012.

The aggregate amounts of maturities of long-term debt during each of the years 2013 through 2017, including amounts due within one year and classified as current, are:

	December 31,
(Millions of dollars)	2013	2014	2015	2016	2017
Machinery and Power Systems	$1,113	$762	$507	$533	$505
Financial Products	5,991	6,559	4,648	2,027	2,693
	$7,104	$7,321	$5,155	$2,560	$3,198

Interest paid on short-term and long-term borrowings for 2012, 2011 and 2010 was $1,404 million, $1,208 million and $1,247 million, respectively.

Please refer to Note 17 and Table III for fair value information on long-term debt.

15.	Credit commitments

	December 31, 2012
(Millions of dollars)	Consolidated	Machinery and Power Systems	Financial Products
Credit lines available:
Global credit facilities	$10,000	$2,750	$7,250
Other external	5,125	728	4,397
Total credit lines available	15,125	3,478	11,647
Less: Commercial paper outstanding	(3,654)	—	(3,654)
Less: Utilized credit	(2,501)	(481)	(2,020)
Available credit	$8,970	$2,997	$5,973

We have three global credit facilities with a syndicate of banks totaling $10.00 billion (Credit Facility) available in the aggregate to both Caterpillar and Cat Financial for general liquidity purposes.  Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility available to Machinery and Power Systems as of December 31, 2012 was $2.75 billion.

•	The 364-day facility of $3.00 billion (of which $0.82 billion is available to Machinery and Power Systems) expires in September 2013.

•	The 2010 four-year facility of $2.60 billion (of which $0.72 billion is available to Machinery and Power Systems) expires in September 2015.

•	The 2011 five-year facility of $4.40 billion (of which $1.21 billion is available to Machinery and Power Systems) expires in September 2017.

Other consolidated credit lines with banks as of December 31, 2012 totaled $5.13 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial may guarantee subsidiary borrowings under these lines.

At December 31, 2012, Caterpillar's consolidated net worth was $24.50 billion, which was above the $9.00 billion required under the Credit Facility.  The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2012, Cat Financial's covenant interest coverage ratio was 1.70 to 1.  This is above the 1.15 to 1 minimum ratio calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended, required by the Credit Facility.

In addition, at December 31, 2012, Cat Financial's six-month covenant leverage ratio was 8.70 to 1 and year-end covenant leverage ratio was 8.74 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31 required by the Credit Facility.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the bank group may terminate the commitments allocated to the party that does not meet its covenants.  Additionally, in such event, certain of Cat Financial's other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings.  At December 31, 2012, there were no borrowings under the Credit Facility.

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

16.	Profit per share

Computations of profit per share:

(Dollars in millions except per share data)	2012	2011	2010
Profit for the period (A) [1]	$5,681	$4,928	$2,700
Determination of shares (in millions):
Weighted average number of common shares outstanding (B)	652.6	645.0	631.5
Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	17.0	21.1	18.9
Average common shares outstanding for fully diluted computation (C)	669.6	666.1	650.4
Profit per share of common stock:
Assuming no dilution (A/B)	$8.71	$7.64	$4.28
Assuming full dilution (A/C)	$8.48	$7.40	$4.15
Shares outstanding as of December 31 (in millions)	655.0	647.5	638.8

[1]	Profit attributable to common stockholders.

SARs and stock options to purchase 6,066,777, 2,902,533 and 5,228,763 common shares were outstanding in 2012, 2011 and 2010, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

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

•	Level 1 – Quoted prices for identical instruments in active markets.

•
Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

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

Fair value measurement includes the consideration of nonperformance risk.  Nonperformance risk refers to the risk that an obligation (either by a counterparty or Caterpillar) will not be fulfilled.  For financial assets traded in an active market (Level 1 and certain Level 2), the nonperformance risk is included in the market price.  For certain other financial assets and liabilities (certain Level 2 and Level 3), our fair value calculations have been adjusted accordingly.

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

Derivative financial instruments
The fair value of interest rate swap derivatives is primarily based on models that utilize the appropriate market-based forward swap curves and zero-coupon interest rates to determine discounted cash flows.  The fair value of foreign currency and commodity forward, option and cross currency contracts is based on a valuation model that discounts cash flows resulting from the differential between the contract price and the market-based forward rate.

Guarantees
The fair value of guarantees is based on our estimate of the premium a market participant would require to issue the same guarantee in a stand-alone arms-length transaction with an unrelated party. If quoted or observable market prices are not available, fair value is based upon internally developed models that utilize current market-based assumptions.

Assets and liabilities measured on a recurring basis at fair value, primarily related to Financial Products, included in Statement 3 as of December 31, 2012, 2011 and 2010 are summarized below:

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	146	—	146

Corporate bonds
Corporate bonds	—	664	—	664
Asset-backed securities	—	96	—	96

Mortgage-backed debt securities
U.S. governmental agency	—	299	—	299
Residential	—	25	—	25
Commercial	—	127	—	127

Equity securities
Large capitalization value	185	—	—	185
Smaller company growth	34	—	—	34
Total available-for-sale securities	229	1,357	—	1,586

Derivative financial instruments, net	—	154	—	154
Total Assets	$229	$1,511	$—	$1,740

Liabilities
Guarantees	$—	$—	$14	$14
Total Liabilities	$—	$—	$14	$14

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	92	—	92

Corporate bonds
Corporate bonds	—	572	—	572
Asset-backed securities	—	111	—	111

Mortgage-backed debt securities
U.S. governmental agency	—	310	—	310
Residential	—	30	—	30
Commercial	—	145	—	145

Equity securities
Large capitalization value	148	—	—	148
Smaller company growth	29	—	—	29
Total available-for-sale securities	187	1,260	—	1,447

Derivative financial instruments, net	—	145	—	145
Total Assets	$187	$1,405	$—	$1,592

Liabilities
Guarantees	$—	$—	$7	$7
Total Liabilities	$—	$—	$7	$7

	December 31, 2010
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$12	$—	$—	$12
Other U.S. and non-U.S. government bonds	—	77	—	77

Corporate bonds
Corporate bonds	—	511	—	511
Asset-backed securities	—	136	—	136

Mortgage-backed debt securities
U.S. governmental agency	—	273	—	273
Residential	—	40	—	40
Commercial	—	168	—	168

Equity securities
Large capitalization value	122	—	—	122
Smaller company growth	31	—	—	31
Total available-for-sale securities	165	1,205	—	1,370

Derivative financial instruments, net	—	267	—	267
Total Assets	$165	$1,472	$—	$1,637

Liabilities
Guarantees	$—	$—	$10	$10
Total Liabilities	$—	$—	$10	$10

Below are roll-forwards of liabilities measured at fair value using Level 3 inputs for the years ended December 31, 2012, 2011 and 2010.  These instruments were valued using pricing models that, in management’s judgment, reflect the assumptions of a marketplace participant.

(Millions of dollars)	Guarantees
Balance at December 31, 2009	$17
Valuation adjustment	(6)
Issuance of guarantees	7
Expiration of guarantees	(8)
Balance at December 31, 2010	$10
Issuance of guarantees	4
Expiration of guarantees	(7)
Balance at December 31, 2011	$7
Acquisitions	6
Issuance of guarantees	7
Expiration of guarantees	(6)
Balance at December 31, 2012	$14

There were no unrealized losses on guarantees recognized in earnings for the years ended December 31, 2012, 2011 or 2010 related to liabilities still held at December 31, 2012, 2011 or 2010, respectively.

In addition to the amounts above, Cat Financial impaired loans are subject to measurement at fair value on a nonrecurring basis. A loan is considered impaired when management determines that collection of contractual amounts due is not probable.  In these cases, an allowance for credit losses may be established based primarily on the fair value of associated collateral.  As the collateral’s fair value is based on observable market prices and/or current appraised values, the impaired loans are classified as Level 2 measurements. Cat Financial had impaired loans with a fair value of $161 million, $141 million and $171 million for the years ended December 31, 2012, 2011 and 2010, respectively.

B.	Fair values of financial instruments

In addition to the methods and assumptions we use to record the fair value of financial instruments as discussed in the Fair value measurements section above, we used the following methods and assumptions to estimate the fair value of our financial instruments:

Cash and short-term investments
Carrying amount approximated fair value.

Restricted cash and short-term investments
Carrying amount approximated fair value.  Restricted cash and short-term investments are included in Prepaid expenses and other current assets in Statement 3.

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

Long-term debt
Fair value for fixed and floating rate debt was estimated based on quoted market prices.

Please refer to the table below for the fair values of our financial instruments.

TABLE III—Fair Values of Financial Instruments
	2012		2011		2010
(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Levels	Reference
Assets at December 31,
Cash and short-term investments	$5,490	$5,490	$3,057	$3,057	$3,592	$3,592	1	Statement 3
Restricted cash and short-term investments	53	53	87	87	91	91	1	Statement 3
Available-for-sale securities	1,586	1,586	1,447	1,447	1,370	1,370	1 & 2	Notes 11 & 18
Finance receivables–net (excluding finance leases 1)	15,404	15,359	12,689	12,516	12,568	12,480	2	Note 6
Wholesale inventory receivables–net (excluding finance leases 1)	1,674	1,609	1,591	1,505	1,062	1,017	2	Note 6
Foreign currency contracts–net	—	—	—	—	63	63	2	Notes 3 & 18
Interest rate swaps–net	219	219	241	241	187	187	2	Notes 3 & 18
Commodity contracts–net	1	1	—	—	17	17	2	Notes 3 & 18

Liabilities at December 31,
Short-term borrowings	5,287	5,287	3,988	3,988	4,056	4,056	1	Note 13
Long-term debt (including amounts due within one year):
Machinery and Power Systems	9,779	11,969	8,973	10,737	5,000	5,968	2	Note 14
Financial Products	25,077	26,063	21,631	22,674	19,362	20,364	2	Note 14
Foreign currency contracts–net	66	66	89	89	—	—	2	Notes 3 & 18
Commodity contracts–net	—	—	7	7	—	—	2	Notes 3 & 18
Guarantees	14	14	7	7	10	10	3	Note 20

[1]	Total excluded items have a net carrying value at December 31, 2012, 2011 and 2010 of $7,959 million, $7,324 million and $7,292 million, respectively.

18.	Concentration of credit risk

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

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments, primarily included in Other assets in Statement 3, are comprised primarily of available-for-sale securities at Cat Insurance.

For derivative contracts, collateral is generally not required of the counterparties or of our company.  The company generally enters into International Swaps and Derivatives Association (ISDA) master netting agreements which permit the net settlement of amounts owed.  Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but for which we have not yet received cash payment. The master netting agreements reduce the amount of loss the company would incur should the counterparties fail to meet their obligations.  At December 31, 2012, 2011 and 2010, the maximum exposure to credit loss was $366 million, $443 million and $576 million, respectively, before the application of any master netting agreements.  Please refer to Note 17 and Table III above for fair value information.

19.	Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $474 million, $429 million, and $359 million for 2012, 2011 and 2010, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
(Millions of dollars)
2013	2014	2015	2016	2017	Thereafter	Total
$254	$193	$139	$104	$74	$239	$1,003

20.	Guarantees and product warranty

We have provided an indemnity to a third-party insurance company for potential losses related to performance bonds issued on behalf of Caterpillar dealers.  The bonds are issued to insure governmental agencies against nonperformance by certain dealers.  We also provided guarantees to a third-party related to the performance of contractual obligations by certain Caterpillar dealers. The guarantees cover potential financial losses incurred by the third-party resulting from the dealers’ nonperformance.

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

Cat Financial provided a limited indemnity to a third-party bank resulting from the assignment of certain leases to that bank.  The indemnity was for the possibility that the insurers of these leases would become insolvent.  The indemnity expired December 15, 2012.

We have provided guarantees to third-party lessors for certain properties leased by Cat Logistics Services, LLC, in which we sold a 65 percent equity interest in the third quarter of 2012. See Note 25 for further discussion on this divestiture. The guarantees are for the possibility that the third party logistics business would default on real estate lease payments. The guarantees were granted at lease inception, which was prior to the divestiture, and generally will expire at the end of the lease terms.

No loss has been experienced or is anticipated under any of these guarantees. At December 31, 2012, 2011 and 2010, the related liability was $14 million, $7 million and $10 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees at December 31 are as follows:

(Millions of dollars)	2012	2011	2010
Caterpillar dealer guarantees	$180	$140	$185
Customer guarantees	167	186	170
Limited indemnity	—	11	17
Third party logistics business guarantees	176	—	—
Other guarantees	53	28	48
Total guarantees	$576	$365	$420

Cat Financial provides guarantees to repurchase certain loans of Caterpillar dealers from a special-purpose corporation (SPC) that qualifies as a variable interest entity.  The purpose of the SPC is to provide short-term working capital loans to Caterpillar dealers.  This SPC issues commercial paper and uses the proceeds to fund its loan program.  Cat Financial has a loan purchase agreement with the SPC that obligates Cat Financial to purchase certain loans that are not paid at maturity.  Cat Financial receives a fee for providing this guarantee, which provides a source of liquidity for the SPC.  Cat Financial is the primary beneficiary of the SPC as their guarantees result in Cat Financial having both the power to direct the activities that most significantly impact the SPC’s economic performance and the obligation to absorb losses, and therefore Cat Financial has consolidated the financial statements of the SPC.  As of December 31, 2012, 2011 and 2010, the SPC’s assets of $927 million, $586 million and $365 million, respectively, are primarily comprised of loans to dealers, and the SPC’s liabilities of $927 million, $586 million and $365 million, respectively, are primarily comprised of commercial paper.  The assets of the SPC are not available to pay Cat Financial's creditors. Cat Financial may be obligated to perform under the guarantee if the SPC experiences losses. No loss has been experienced or is anticipated under this loan purchase agreement.

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

Cat Financial does not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding.  The amount of the unused commitments and lines of credit for dealers as of December 31, 2012, 2011 and 2010 was $10,863 million, $6,469 million and $6,408 million, respectively.  The amount of the unused commitments and lines of credit for customers as of December 31, 2012, 2011 and 2010 was $4,690 million, $2,785 million and $2,613 million, respectively.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory.  Generally, historical claim rates are based on actual warranty experience for each product by machine model/engine size.  Specific rates are developed for each product build month and are updated monthly based on actual warranty claim experience.

(Millions of dollars)	2012	2011	2010
Warranty liability, January 1	$1,308	$1,035	$1,049
Reduction in liability (payments)	(920)	(926)	(855)
Increase in liability (new warranties)	1,089	1,199	841
Warranty liability, December 31	$1,477	$1,308	$1,035

During 2011, the increase in liability (new warranties) included $182 million due to the purchase of Bucyrus.

21.	Environmental and legal matters

The company is regulated by federal, state and international environmental laws governing our use, transport and disposal of substances and control of emissions. In addition to governing our manufacturing and other operations, these laws often impact the development of our products, including, but not limited to, required compliance with air emissions standards applicable to internal combustion engines. We have made, and will continue to make, significant research and development and capital expenditures to comply with these emissions standards.

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is probable we will pay remedial costs at a site and those costs can be reasonably estimated, the costs are accrued against our earnings.  In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.  The amount recorded for environmental remediation is not material and is included in Accrued expenses in Statement 3.

We cannot reasonably estimate costs at sites in the very early stages of remediation.  Currently, we have a few sites in the very early stages of remediation, and there is no more than a remote chance that a material amount for remedial activities at any individual site, or at all sites in the aggregate, will be required.

We are also involved in unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues, environmental matters or intellectual property rights.

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

Three of our operating segments, Construction Industries, Resource Industries and Power Systems, are led by Group Presidents.  One operating segment, Financial Products, is led by a Group President who has responsibility for Corporate Services.  Corporate Services is a cost center primarily responsible for the performance of certain support functions globally and to provide centralized services; it does not meet the definition of an operating segment.  One Group President leads the All Other operating segment.

In 2012, a portion of goodwill assets, related to recent acquisitions, that was allocated to Machinery and Power Systems operating segments is now a methodology difference between segment and external reporting. The segment information for 2011 has been retrospectively adjusted to conform to the 2012 presentation. The segment information for 2010 was not affected by this methodology change.

 B.             Description of segments

We have five operating segments, of which four are reportable segments.  Following is a brief description of our reportable segments and the business activities included in the All Other operating segment:

Construction Industries:  A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing, and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, medium track-type tractors, track-type loaders, motor graders, pipelayers and related parts. In addition, Construction Industries has responsibility for Power Systems and components in Japan and an integrated manufacturing cost center that supports Machinery and Power Systems businesses. Inter-segment sales are a source of revenue for this segment.

Resource Industries:  A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, underground mining equipment, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, compactors, select work tools, forestry products, paving products, machinery components and electronics and control systems. In addition, Resource Industries manages areas that provide services to other parts of the company, including integrated manufacturing, research and development and coordination of the Caterpillar Production System. During the third quarter of 2011, the acquisition of Bucyrus was completed. This added the responsibility for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for electric rope shovels, draglines, hydraulic shovels, drills, highwall miners and electric drive off-highway trucks to Resource Industries. In addition, segment profit includes Bucyrus acquisition-related costs and the impact from divestiture of a portion of the Bucyrus distribution business. During the second quarter of 2012, the acquisition of Siwei was completed. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in China. See Note 23 for information on these acquisitions. Inter-segment sales are a source of revenue for this segment.

Power Systems:  A segment primarily responsible for supporting customers using reciprocating engines, turbines and related parts across industries serving electric power, industrial, petroleum and marine applications as well as rail-related businesses. Responsibilities include business strategy, product design, product management, development, manufacturing, marketing, sales and product support of reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and petroleum industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the business strategy, product design, product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services; the development, manufacturing, remanufacturing, maintenance, leasing and service of diesel-electric locomotives and components and other rail-related products and services. Inter-segment sales are a source of revenue for this segment.

Financial Products Segment:  Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers.  Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

All Other:  Primarily includes activities such as: the remanufacturing of Cat engines and components and remanufacturing services for other companies as well as the business strategy, product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America (U.S. and Canada only); distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts; and the 50/50 joint venture with Navistar (NC2) until it became a wholly owned subsidiary of Navistar effective September 29, 2011. On July 31, 2012, we sold a majority interest in Caterpillar's third party logistics business. Inter-segment sales are a source of revenue for this segment. Results for the All Other operating segment are included as a reconciling item between reportable segments and consolidated external reporting.

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

▪
Goodwill allocated to segments is amortized using a fixed amount based on a 20 year useful life.  This methodology difference only impacts segment assets; no goodwill amortization expense is included in segment profit.

▪	The present value of future lease payments for certain Machinery and Power Systems operating leases is included in segment assets. The estimated financing component of the lease payments is excluded.

▪
Currency exposures for Machinery and Power Systems are generally managed at the corporate level and the effects of changes in exchange rates on results of operations within the year are not included in segment profit.  The net difference created in the translation of revenues and costs between exchange rates used for U.S. GAAP reporting and exchange rates used for segment reporting are recorded as a methodology difference.

▪
Postretirement benefit expenses are split; segments are generally responsible for service and prior service costs, with the remaining elements of net periodic benefit cost included as a methodology difference.

▪
Machinery and Power Systems segment profit is determined on a pretax basis and excludes interest expense, gains and losses on interest rate swaps and other income/expense items.  Financial Products Segment profit is determined on a pretax basis and includes other income/expense items.

Reconciling items are created based on accounting differences between segment reporting and our consolidated external reporting. Please refer to pages A-82 to A-86 for financial information regarding significant reconciling items.  Most of our reconciling items are self-explanatory given the above explanations.  For the reconciliation of profit, we have grouped the reconciling items as follows:

▪	Corporate costs: These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

▪	Methodology differences: See previous discussion of significant accounting differences between segment reporting and consolidated external reporting.

▪	Timing: Timing differences in the recognition of costs between segment reporting and consolidated external reporting.

Table IV — Segment Information
(Millions of dollars)
Reportable Segments
	External sales and revenues	Inter- segment sales and revenues	Total sales and revenues	Depreciation and amortization	Segment profit	Segment assets at December 31	Capital expenditures
2012
Construction Industries	$19,334	$470	$19,804	$565	$1,789	$10,393	$1,045
Resource Industries	21,158	1,117	22,275	694	4,318	13,455	1,143
Power Systems	21,122	2,407	23,529	604	3,434	9,323	960
Machinery and Power Systems	$61,614	$3,994	$65,608	$1,863	$9,541	$33,171	$3,148
Financial Products Segment	3,090	—	3,090	708	763	36,563	1,660
Total	$64,704	$3,994	$68,698	$2,571	$10,304	$69,734	$4,808

2011
Construction Industries	$19,667	$575	$20,242	$526	$2,056	$7,942	$915
Resource Industries	15,629	1,162	16,791	463	3,334	12,292	717
Power Systems	20,114	2,339	22,453	544	3,053	8,748	834
Machinery and Power Systems	$55,410	$4,076	$59,486	$1,533	$8,443	$28,982	$2,466
Financial Products Segment	3,003	—	3,003	710	587	31,747	1,191
Total	$58,413	$4,076	$62,489	$2,243	$9,030	$60,729	$3,657

2010
Construction Industries	$13,572	$674	$14,246	$515	$783	$6,927	$576
Resource Industries	8,667	894	9,561	281	1,789	3,892	339
Power Systems	15,537	1,684	17,221	502	2,288	8,321	567
Machinery and Power Systems	$37,776	$3,252	$41,028	$1,298	$4,860	$19,140	$1,482
Financial Products Segment	2,946	—	2,946	715	429	30,346	960
Total	$40,722	$3,252	$43,974	$2,013	$5,289	$49,486	$2,442

Reconciliation of Sales and Revenues:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments		Consolidated Total
2012
Total external sales and revenues from reportable segments	$61,614	$3,090	$—		$64,704
All other operating segment	1,501	—	—		1,501
Other	(47)	70	(353)	[1]	(330)
Total sales and revenues	$63,068	$3,160	$(353)		$65,875

2011
Total external sales and revenues from reportable segments	$55,410	$3,003	$—		$58,413
All other operating segment	2,021	—	—		2,021
Other	(39)	54	(311)	[1]	(296)
Total sales and revenues	$57,392	$3,057	$(311)		$60,138

2010
Total external sales and revenues from reportable segments	$37,776	$2,946	$—		$40,722
All other operating segment	2,156	—	—		2,156
Other	(65)	40	(265)	[1]	(290)
Total sales and revenues	$39,867	$2,986	$(265)		$42,588

[1]	Elimination of Financial Products revenues from Machinery and Power Systems.

Reconciliation of consolidated profit before taxes:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidated Total
2012
Total profit from reportable segments	$9,541	$763	$10,304
All other operating segment	1,014	—	1,014
Cost centers	17	—	17
Corporate costs	(1,517)	—	(1,517)
Timing	(298)	—	(298)
Methodology differences:
Inventory/cost of sales	43	—	43
Postretirement benefit expense	(696)	—	(696)
Financing costs	(474)	—	(474)
Equity in profit of unconsolidated affiliated companies	(14)	—	(14)
Currency	108	—	108
Interest rate swap	2	—	2
Other income/expense methodology differences	(251)	—	(251)
Other methodology differences	(19)	17	(2)
Total consolidated profit before taxes	$7,456	$780	$8,236

2011
Total profit from reportable segments	$8,443	$587	$9,030
All other operating segment	837	—	837
Cost centers	14	—	14
Corporate costs	(1,174)	—	(1,174)
Timing	(203)	—	(203)
Methodology differences:
Inventory/cost of sales	21	—	21
Postretirement benefit expense	(670)	—	(670)
Financing costs	(408)	—	(408)
Equity in profit of unconsolidated affiliated companies	24	—	24
Currency	(315)	—	(315)
Interest rate swap	(149)	—	(149)
Other income/expense methodology differences	(273)	—	(273)
Other methodology differences	(42)	33	(9)
Total consolidated profit before taxes	$6,105	$620	$6,725

2010
Total profit from reportable segments	$4,860	$429	$5,289
All other operating segment	720	—	720
Cost centers	(11)	—	(11)
Corporate costs	(987)	—	(987)
Timing	(185)	—	(185)
Methodology differences:
Inventory/cost of sales	(13)	—	(13)
Postretirement benefit expense	(640)	—	(640)
Financing costs	(314)	—	(314)
Equity in profit of unconsolidated affiliated companies	24	—	24
Currency	6	—	6
Interest rate swap	(10)	—	(10)
Other income/expense methodology differences	(131)	—	(131)
Other methodology differences	(16)	18	2
Total consolidated profit before taxes	$3,303	$447	$3,750

Reconciliation of Assets:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments	Consolidated Total
2012
Total assets from reportable segments	$33,171	$36,563	$—	$69,734
All other operating segment	1,499	—	—	1,499
Items not included in segment assets:
Cash and short-term investments	3,306	—	—	3,306
Intercompany receivables	303	—	(303)	—
Investment in Financial Products	4,433	—	(4,433)	—
Deferred income taxes	3,926	—	(516)	3,410
Goodwill, intangible assets and other assets	3,813	—	—	3,813
Operating lease methodology difference	(329)	—	—	(329)
Liabilities included in segment assets	11,293	—	—	11,293
Inventory methodology differences	(2,949)	—	—	(2,949)
Other	(182)	(107)	(132)	(421)
Total assets	$58,284	$36,456	$(5,384)	$89,356

2011
Total assets from reportable segments	$28,982	$31,747	$—	$60,729
All other operating segment	2,035	—	—	2,035
Items not included in segment assets:
Cash and short-term investments	1,829	—	—	1,829
Intercompany receivables	75	—	(75)	—
Investment in Financial Products	4,035	—	(4,035)	—
Deferred income taxes	4,109	—	(533)	3,576
Goodwill, intangible assets and other assets	4,461	—	—	4,461
Operating lease methodology difference	(511)	—	—	(511)
Liabilities included in segment assets	12,088	—	—	12,088
Inventory methodology differences	(2,786)	—	—	(2,786)
Other	362	(194)	(143)	25
Total assets	$54,679	$31,553	$(4,786)	$81,446

2010
Total assets from reportable segments	$19,140	$30,346	$—	$49,486
All other operating segment	2,472	—	—	2,472
Items not included in segment assets:
Cash and short-term investments	1,825	—	—	1,825
Intercompany receivables	618	—	(618)	—
Investment in Financial Products	4,275	—	(4,275)	—
Deferred income taxes	3,745	—	(519)	3,226
Goodwill, intangible assets and other assets	1,511	—	—	1,511
Operating lease methodology difference	(567)	—	—	(567)
Liabilities included in segment assets	8,758	—	—	8,758
Inventory methodology differences	(2,913)	—	—	(2,913)
Other	627	(233)	(172)	222
Total assets	$39,491	$30,113	$(5,584)	$64,020

Reconciliation of Depreciation and amortization:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidated Total
2012
Total depreciation and amortization from reportable segments	$1,863	$708	$2,571
Items not included in segment depreciation and amortization:
All other operating segment	168	—	168
Cost centers	89	—	89
Other	(38)	23	(15)
Total depreciation and amortization	$2,082	$731	$2,813

2011
Total depreciation and amortization from reportable segments	$1,533	$710	$2,243
Items not included in segment depreciation and amortization:
All other operating segment	172	—	172
Cost centers	77	—	77
Other	20	15	35
Total depreciation and amortization	$1,802	$725	$2,527

2010
Total depreciation and amortization from reportable segments	$1,298	$715	$2,013
Items not included in segment depreciation and amortization:
All other operating segment	194	—	194
Cost centers	97	—	97
Other	(16)	8	(8)
Total depreciation and amortization	$1,573	$723	$2,296

Reconciliation of Capital expenditures:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments	Consolidated Total
2012
Total capital expenditures from reportable segments	$3,148	$1,660	$—	$4,808
Items not included in segment capital expenditures:
All other operating segment	359	—	—	359
Cost centers	175	—	—	175
Timing	(71)	—	—	(71)
Other	(176)	136	(155)	(195)
Total capital expenditures	$3,435	$1,796	$(155)	$5,076

2011
Total capital expenditures from reportable segments	$2,466	$1,191	$—	$3,657
Items not included in segment capital expenditures:
All other operating segment	343	—	—	343
Cost centers	146	—	—	146
Timing	(211)	—	—	(211)
Other	(98)	163	(76)	(11)
Total capital expenditures	$2,646	$1,354	$(76)	$3,924

2010
Total capital expenditures from reportable segments	$1,482	$960	$—	$2,442
Items not included in segment capital expenditures:
All other operating segment	285	—	—	285
Cost centers	105	—	—	105
Timing	(180)	—	—	(180)
Other	(29)	32	(69)	(66)
Total capital expenditures	$1,663	$992	$(69)	$2,586

Enterprise-wide Disclosures:

Information about Geographic Areas:

					Property, plant and equipment - net
	External sales and revenues [1]				December 31,
(Millions of dollars)	2012		2011	2010	2012	2011	2010
Inside United States	$20,305		$18,004	$13,674	$8,573	$7,388	$6,427
Outside United States	45,570	[2]	42,134	28,914	7,888	7,007	6,112	[3]
Total	$65,875		$60,138	$42,588	$16,461	$14,395	$12,539

[1]	Sales of machinery and power systems are based on dealer or customer location. Revenues from services provided are based on where service is rendered.

[2]	The only country with greater than 10 percent of external sales and revenues for any of the periods presented, other than the United States, is Australia with $6,822 million as of December 31, 2012.

[3]
The only country with greater than 10 percent of total property, plant and equipment - net for any of the periods presented, other than the United States, is Japan with $1,266 million as of December 31, 2010.

23.	Acquisitions

Black Horse Joint Venture

In December 2012, Caterpillar and Ariel Corporation (Ariel) contributed $70 million each to obtain a 50 percent equity interest in a newly formed company, Black Horse LLC (Black Horse). Immediately upon formation, Black Horse acquired ProSource, a pump manufacturer headquartered in Houston, Texas. The acquisition of ProSource, which designs and manufactures reciprocating pressure pumps, enables Black Horse to serve the well service market. Black Horse will leverage Caterpillar and Ariel engineering and manufacturing expertise to expand ProSource's existing product line to better serve global oil and gas customers. Frac pumps sold through the combined venture will be branded and sold under the Caterpillar name and will be distributed through the Caterpillar dealer network. Our investment in Black Horse, accounted for by the equity method, is included in Investments in unconsolidated affiliated companies in Statement 3.

ERA Mining Machinery Limited (Siwei)

During the second quarter of 2012, Caterpillar, through its wholly-owned subsidiary Caterpillar (Luxembourg) Investment Co. S.A., completed a tender offer to acquire the issued shares of ERA Mining Machinery Limited (Siwei), including its wholly-owned subsidiary Zhengzhou Siwei Mechanical Manufacturing Co., Ltd. Substantially all of the issued shares of Siwei, a public company listed on the Hong Kong Exchange, were acquired at the end of May 2012. In October 2012, the remaining shares of Siwei common stock were acquired for approximately $7 million in cash. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in mainland China and is known for its expertise in manufacturing mining roof support equipment. The acquisition supports Caterpillar's long-term commitment to invest in China in order to support our growing base of Chinese customers and will further expand our underground mining business both inside and outside of China.

The tender offer allowed Siwei shareholders to choose between two types of consideration in exchange for their shares. The alternatives were either cash consideration of HK$0.88 or a HK$1.00 loan note issued by Caterpillar (Luxembourg) Investment Co. S.A. to the former shareholders of Siwei that provided, subject to its terms, for the holder to receive on redemption a minimum of HK$0.75 up to a maximum of HK$1.15 depending on Siwei's consolidated gross profit for 2012 and 2013. Approximately 4 billion Siwei shares were tendered for the cash alternative and approximately 1.6 billion Siwei shares were tendered for the loan note alternative. The preliminary purchase price of approximately $677 million was comprised of net cash paid of approximately $444 million ($475 million in cash paid for shares and to cancel share options less cash acquired of $31 million), the fair value of the loan notes of $152 million, approximately $168 million of assumed third-party short term borrowings and notes payable, a loan and interest payable to Caterpillar from Siwei of $51 million, less restricted cash acquired of approximately $138 million. The noncontrolling interest for the outstanding shares not tendered was approximately $7 million.

The transaction was financed with available cash and included the issuance of loan notes to certain former shareholders of Siwei, which have a debt component and a portion that is contingent consideration. The $152 million fair value represents the minimum redemption amount of the debt component payable in April 2013. The fair value assigned to the contingent consideration portion that is conditionally payable in April 2013 or April 2014 is not material. The contingent consideration will be remeasured each reporting period at its estimated fair value with any adjustment included in Other operating (income) expenses in Statement 1. As of December 31, 2012 there was no adjustment to the contingent consideration.

Tangible assets as of the acquisition date and after giving effect to the adjustments described below were $598 million, recorded at their fair values, and primarily included cash of $31 million, restricted cash of $138 million, receivables of $184 million, inventory of $77 million and property, plant and equipment of $94 million. Finite-lived intangible assets acquired of $112 million were primarily related to customer relationships and also included trade names. The finite-lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 14 years. Liabilities assumed as of the acquisition date and after giving effect to the adjustments described below were $626 million, recorded at their fair values, and primarily included accounts payable of $352 million, third-party short term borrowings and notes payable of $168 million and accrued expenses of $37 million. Additionally, deferred tax liabilities were $25 million. Goodwill of $625 million, substantially all of which is non-deductible for income tax purposes, represented the excess of the consideration transferred over the net assets recognized and represented the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill will not be amortized, but will be tested for impairment at least annually. Factors that contributed to a purchase price resulting in the recognition of goodwill include expected cost savings primarily from increased purchasing power for raw materials, improved working capital management, expanded underground mining equipment sales opportunities in China and internationally, along with the acquired assembled workforce. These values represent a preliminary allocation of the purchase price subject to finalization of post-closing procedures. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Resource Industries segment in Note 22. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

In November 2012, Caterpillar became aware of inventory accounting discrepancies at Siwei which led to an internal investigation. Caterpillar's investigation determined that Siwei had engaged in accounting misconduct prior to Caterpillar's acquisition of Siwei in mid-2012. The accounting misconduct included inappropriate accounting practices involving improper cost allocation that resulted in overstated profit and improper revenue recognition practices involving early and, at times unsupported, revenue recognition. Due to the identified accounting misconduct that occurred before the acquisition, measurement period adjustments were made to the fair value of the acquired assets and assumed liabilities during the fourth quarter of 2012. The fair values presented above reflect these changes, which are primarily comprised of a decrease in finite-lived intangible assets of $82 million, a decrease in receivables of $29 million, a decrease in inventory of $17 million and a net increase in liabilities of $23 million, resulting in an increase in goodwill of $149 million.

Because of the accounting misconduct identified in the fourth quarter of 2012, Siwei's goodwill was tested for impairment as of November 30, 2012. We determined the carrying value of Siwei, which is a separate reporting unit, exceeded its fair value at the measurement date, requiring step two in the impairment test process.  The fair value of the Siwei reporting unit was determined primarily using an income approach based on the present value of discounted cash flows. We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of $45 million remaining for Siwei as of December 31, 2012. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge is reported in the Resource Industries segment.

Caterpillar Tohoku Ltd.

In March 2012, we acquired 100 percent of the stock of Caterpillar Tohoku Ltd. (Cat Tohoku). Cat Tohoku was an independently owned and operated dealership providing sales, rental, service and after market support for Caterpillar machines and engines in the northeastern part of Japan. The purchase price, net of $18 million of acquired cash, was approximately $206 million. The purchase price included the assumption of $77 million in third-party debt, as well as $64 million net trade payables due to Caterpillar. We paid approximately $59 million at closing, $22 million in July 2012, and recognized a payable of $3 million million for estimated consideration due in March 2013. The acquisition of Cat Tohoku supports Caterpillar's efforts to restructure its distribution network in Japan.

The transaction was financed with available cash. Tangible assets as of the acquisition date were $252 million and primarily included cash of $18 million, receivables of $34 million, inventory of $26 million, and property, plant and equipment of $157 million. Finite-lived intangible assets acquired were $8 million. Liabilities assumed as of the acquisition date were $135 million, recorded at their fair values, and primarily included debt of $77 million and accounts payable of $39 million. Goodwill of $22 million, which is deductible for income tax purposes, represents the excess of cost over the fair value of net tangible assets acquired. These values represent a preliminary allocation of the purchase price subject to finalization of post-closing procedures. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Construction Industries segment in Note 22. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

MWM Holding GmbH (MWM)

On October 31, 2011, we acquired 100 percent of the equity in privately held MWM Holding GmbH (MWM).  Headquartered in Mannheim, Germany, MWM is a global supplier of sustainable, natural gas and alternative-fuel engines.  With the acquisition of MWM, Caterpillar expects to expand customer options for sustainable power generation solutions.  The purchase price, net of $94 million of acquired cash, was approximately $774 million (€574 million).

The transaction was financed with available cash.  Tangible assets as of the acquisition date were $535 million, recorded at their fair values, and primarily included cash of $94 million, receivables of $96 million, inventories of $205 million and property, plant and equipment of $108 million.  Finite-lived intangible assets acquired of $221 million were primarily related to customer relationships and also included intellectual property and trade names.  The finite lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 10 years.  Liabilities assumed as of the acquisition date were $284 million, recorded at their fair values, and primarily included accounts payable of $77 million, net deferred tax liabilities of $67 million and advance payments of $43 million.  Goodwill of $396 million, approximately $90 million of which is deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and intangible assets acquired.  Factors that contributed to a purchase price resulting in the recognition of goodwill include MWM’s strategic fit into our product and services portfolio, aftermarket support opportunities and the acquired assembled workforce.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Power Systems segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash.  As of the acquisition date, net tangible assets acquired and liabilities assumed of $5 million were recorded at their fair values.  Finite-lived intangible assets acquired of $41 million included customer relationships and trademarks are being amortized on a straight-line basis over a weighted-average amortization period of approximately 15 years.  Goodwill of $23 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the Power Systems segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

We funded the acquisition using available cash, commercial paper borrowings and approximately $4.5 billion of long-term debt issued in May 2011.  On May 24, 2011, we issued $500 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.10%) due in 2012 and $750 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.17%) due in 2013.  The interest rates for the Floating Rate Senior Notes will be reset quarterly.  We also issued $750 million of 1.375% Senior Notes due in 2014, $1.25 billion of 3.900% Senior Notes due in 2021, and $1.25 billion of 5.200% Senior Notes due in 2041.  The Notes are unsecured obligations of Caterpillar and rank equally with all other senior unsecured indebtedness.

In December 2011 and continuing into 2012, we completed divestitures of portions of the Bucyrus distribution business.  The following disclosures do not reflect the impact of these divestitures (see Note 25 for additional discussion).

Bucyrus contributed the following to sales and to profit before taxes (inclusive of deal-related and integration costs):

(Millions of dollars)	Year Ended December 31, 2012	July 8, 2011 to December 31, 2011
Sales	$4,758	$2,524
Profit (loss) before taxes	$115	$(403)

The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Resource Industries segment in Note 22. For the year ended December 31, 2011, we recorded $373 million in costs related to the acquisition of Bucyrus. These acquisition related costs include consulting, legal and advisory fees, severance costs and financing costs.

During the three months ended December 31, 2011, we adjusted the initial allocation of the purchase price which reduced goodwill by $647 million, the net result of purchase accounting adjustments to the fair value of acquired assets and assumed liabilities. During 2012, we finalized the allocation of the purchase price to identifiable assets and liabilities, reducing the amount allocated to goodwill from our December 31, 2011 preliminary allocation by an additional $28 million. These adjustments primarily included a reduction to goodwill to reflect the tax consequences of the expected reversal of differences in the U.S. GAAP and tax basis of assets and liabilities.

The following table summarizes our initial and final allocation of the assets acquired and liabilities assumed as of the acquisition date at estimated fair value.

	July 8, 2011
(Millions of dollars)	Initial	Final
Assets
Cash	$203	$204
Receivables - trade and other	693	705
Prepaid expenses	154	174
Inventories	2,305	2,223
Property, plant and equipment - net	692	694
Intangible assets	3,901	3,901
Goodwill	5,263	4,588
Other assets	48	141
Liabilities
Short-term borrowings	24	24
Long-term debt due within one year	16	16
Accounts payable	444	465
Accrued expenses	405	433
Customer advances	668	668
Other current liabilities	426	76
Long-term debt due after one year	1,514	1,528
Noncurrent deferred income tax liabilities	1,874	1,449
Other liabilities	434	517
Net assets acquired	$7,454	$7,454

The following table is a summary of the fair value estimates of the acquired identifiable intangible assets, weighted–average useful lives, and balance of accumulated amortization as of December 31, 2012 and 2011:

(Millions of dollars)			Accumulated amortization
	Fair Value	Weighted-average useful life (in years)	2012	2011
Customer relationships	$2,337	15	$231	$75
Intellectual property	1,489	12	182	58
Other	75	4	29	10
Total	$3,901	14	$442	$143

The identifiable intangible assets recorded as a result of the acquisition have been amortized from the acquisition date. Amortization expenses related to intangible assets were $299 million and $143 million in 2012 and 2011, respectively. Estimated aggregate amortization expense for the five succeeding years and thereafter is as follows:

(Millions of dollars)
2013	2014	2015	2016	2017	Thereafter
$299	$299	$290	$280	$280	$2,011

Goodwill in the amount of $4,588 million was recorded for the acquisition of Bucyrus.  Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.  Goodwill will not be amortized, but will be tested for impairment at least annually.  Approximately $500 million of the goodwill is deductible for tax purposes.  Goodwill largely consists of expected synergies resulting from the acquisition.  Key areas of expected cost savings include elimination of redundant selling, general and administrative expenses and increased purchasing power for raw materials and supplies.  We also anticipate the acquisition will produce growth synergies as a result of the combined businesses’ broader product portfolio in the mining industry.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions.  The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

The unaudited pro forma results presented below include the effects of the Bucyrus acquisition as if it had occurred as of January 1, 2010.  The unaudited pro forma results reflect certain adjustments related to the acquisition, such as the amortization associated with estimates for the acquired intangible assets, fair value adjustments for inventory, contracts and the impact of acquisition financing.  The 2011 supplemental pro forma earnings excluded $373 million of acquisition related costs, including consulting, legal and advisory fees, severance costs and financing expense prior to debt issuance.  Also, the 2011 supplemental pro forma earnings were adjusted to exclude $303 million of nonrecurring expense related to the fair value adjustment to acquisition-date inventory and $25 million acceleration of Bucyrus stock compensation expense.  The 2010 supplemental pro forma earnings were adjusted to include acquisition related costs and fair value adjustments to acquisition-date inventory.

The pro forma results do not include any anticipated synergies or other expected benefits of the acquisition.  Accordingly, the unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been completed on the dates indicated.

	Years ended December 31,
(Dollars in millions except per share data)	2011	2010
Total Sales and revenues	$62,281	$46,239
Profit	$5,401	$2,385
Profit per common share	$8.37	$3.78
Profit per common share – diluted	$8.11	$3.67

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

The transaction was financed with available cash.  Tangible assets as of the acquisition date were $82 million, recorded at their fair values, and included receivables of $18 million, inventory of $12 million, and property, plant and equipment of $52 million.  Liabilities assumed as of the acquisition date were $22 million, recorded at their fair values, and primarily included accounts payable of $10 million and accrued expenses of $10 million.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Power Systems segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash.  Tangible assets as of the acquisition date were $890 million, recorded at their fair values, and primarily included receivables of $186 million, inventories of $549 million and property, plant and equipment of $131 million.  Finite-lived intangible assets acquired of $329 million were primarily related to customer relationships and also included intellectual property and trade names.  The finite-lived intangible assets are being amortized on a straight-line basis over a weighted-average amortization period of approximately 15 years.  An additional intangible asset acquired of $18 million, related to in-process research and development, is considered indefinite-lived until the completion or abandonment of the development activities. Liabilities assumed as of the acquisition date were $518 million, recorded at their fair values, and primarily included accounts payable of $124 million and accrued expenses of $161 million. Additionally, net deferred tax liabilities were $104 million.  Goodwill of $286 million, substantially all of which is non-deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and intangible assets acquired.  Factors that contributed to a purchase price resulting in the recognition of goodwill include EMD’s strategic fit into our product and services portfolio, aftermarket support opportunities and the acquired assembled workforce. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Power Systems segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

FCM Rail Ltd.

In May 2010, we acquired 100 percent of the equity in privately held FCM Rail Ltd. (FCM) for approximately $97 million, including the assumption of $59 million in debt.  We paid $32 million at closing and post-closing adjustments of $1 million in October 2010 and $5 million in May 2012.  FCM is one of the largest lessors of maintenance-of-way (MOW) equipment in the United States, and is located in Fenton, Michigan.  This acquisition strengthens Progress Rail’s position in the MOW industry by expanding its service offerings.

The transaction was financed with available cash. Tangible assets as of the acquisition date were $93 million, recorded at their fair values, and primarily consisted of property, plant and equipment.  Finite-lived intangible assets acquired of $10 million related to customer relationships are being amortized on a straight-line basis over 15 years.  Liabilities assumed as of the acquisition date were $82 million, recorded at their fair values, and included $59 million of assumed debt.  Goodwill of $17 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the Power Systems segment in Note 22. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash.  As of the acquisition date, tangible assets acquired of $12 million and liabilities assumed of $9 million were recorded at their fair values.  Finite-lived intangible assets acquired of $28 million related to customer relationships and intellectual property are being amortized on a straight-line basis over a weighted-average amortization period of approximately 13 years.  Goodwill of $15 million, approximately $8 million of which is deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and finite-lived intangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Power Systems segment in Note 22.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash.  As of the acquisition date, tangible assets acquired of $22 million and liabilities assumed of $8 million were recorded at their fair values. Finite-lived intangible assets acquired of $12 million related to intellectual property and customer relationships are being amortized on a straight-line basis over a weighted-average amortization period of approximately 9 years. Goodwill of $8 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the All Other operating segment in Note 22. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

24.	Redeemable Noncontrolling Interest – Caterpillar Japan Ltd.

On August 1, 2008, Shin Caterpillar Mitsubishi Ltd. (SCM) completed the first phase of a share redemption plan whereby SCM redeemed half of Mitsubishi Heavy Industries' (MHI’s) shares in SCM. This resulted in Caterpillar owning 67 percent of the outstanding shares of SCM and MHI owning the remaining 33 percent. As part of the share redemption, SCM was renamed Caterpillar Japan Ltd. (Cat Japan) and we consolidated its financial statements. On April 2, 2012, we redeemed the remaining 33 percent interest at its carrying amount, resulting in Caterpillar becoming the sole owner of Cat Japan. Caterpillar paid $444 million (36.5 billion Japanese Yen) to acquire the remaining equity interest held in Cat Japan by MHI.

25.	Divestitures and Assets held for sale

Bucyrus Distribution Business Divestitures

In conjunction with our acquisition of Bucyrus in July 2011, we announced our intention to sell the Bucyrus distribution business to Caterpillar dealers that support mining customers around the world in a series of individual transactions.  Bucyrus predominantly employed a direct to end customer model to sell and support products.  The intention is for all Bucyrus products to be sold and serviced by Caterpillar dealers, consistent with our long-held distribution strategy.  These transitions are occurring in phases based on the mining business opportunity within each dealer territory.

As portions of the Bucyrus distribution business are sold or classified as held for sale, they will not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from the Caterpillar dealers after the divestitures. The gain or loss on disposal, along with the continuing operations of these disposal groups, will be reported in the Resource Industries segment. Goodwill will be allocated to each disposal group using the relative fair value method. The value of the customer relationship intangibles related to each portion of the Bucyrus distribution business to be sold will be included in the disposal groups. The disposal groups will be recorded at the lower of their carrying value or fair value less cost to sell. In 2012, we recorded a goodwill impairment for $27 million related to a disposal group being sold to one of the Caterpillar dealers. Fair value was determined based upon the negotiated sales price. The impairment was recorded in Other operating (income) expenses and included in the Resource Industries segment. The portions of the distribution business that were sold were not material to our results of operations, financial position or cash flow.

In 2012, we completed 12 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $1,481 million. The majority of these transactions are subject to certain working capital adjustments. For the full year 2012, after-tax profit was unfavorably impacted by $28 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $310 million of income (included in Other operating (income) expenses) related to the sales transactions, offset by costs incurred related to the Bucyrus distribution divestiture activities of $177 million (included in Selling, general and administrative expenses) and income tax of $161 million.

Assets sold in 2012 included customer relationship intangibles of $256 million, other assets of $254 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $405 million related to the divested portions of the Bucyrus distribution business.

As part of these divestitures, Cat Financial provided $739 million of financing to five of the Caterpillar dealers. These loans are included in Receivables – finance and Long-term receivables – finance in Statement 3. Additionally, one of the dealers paid $5 million of its $20 million purchase price at closing. The remaining $15 million is due in the fourth quarter of 2013 and is included in Receivables – trade and other in Statement 3.

In December 2011, we completed one sale transaction whereby we sold a portion of the Bucyrus distribution business to a Caterpillar dealer for $337 million, which includes a $23 million working capital adjustment paid in the third quarter of 2012.  After-tax profit was favorably impacted by $9 million in 2011 as a result of the Bucyrus distribution business divestiture activities. This is comprised of $96 million of income (included in Other operating (income) expenses) primarily related to the December 2011 sale transaction, offset by costs incurred related to the Bucyrus distribution business divestiture activities of $32 million (included in Selling, general and administrative expenses) and income tax of $55 million.  Assets sold included customer relationship intangibles of $63 million, other assets of $53 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $101 million.

As of December 31, 2012, two divestiture transactions were classified as held for sale and are expected to close in 2013. Current assets held for sale were included in Prepaid expenses and other current assets and non-current assets held for sale were included in Other assets in Statement 3.

The major classes of assets held for sale for a portion of the Bucyrus distribution business were as follows:

	December 31,
(Millions of dollars)	2012	2011
Receivables – trade and other	$—	$25
Inventories	30	109
Current assets held for sale	$30	$134

Property, plant and equipment – net	$—	$28
Intangible assets	32	186
Goodwill	52	296
Non-current assets held for sale	$84	$510

Third Party Logistics Business Divestiture

On July 31, 2012, Platinum Equity acquired a 65 percent equity interest in Caterpillar Logistics Services LLC, the third party logistics division of our wholly owned subsidiary, Caterpillar Logistics Inc., for $541 million subject to certain working capital adjustments. The purchase price of $541 million was comprised of a $122 million equity contribution from Platinum Equity to, and third party debt raised by, Caterpillar Logistics Services LLC. The sale of the third party logistics business supports Caterpillar's increased focus on the continuing growth opportunities in its core businesses. Under the terms of the agreement, Caterpillar retained a 35 percent equity interest.

As a result of the divestiture, we recorded a pretax gain of $281 million (included in Other operating (income) expenses). In addition, we recognized $8 million of incremental incentive compensation expense. The fair value of our retained noncontrolling interest was $66 million, as determined by the $122 million equity contribution from Platinum Equity, and was included in Investments in unconsolidated affiliated companies in Statement 3. The disposal did not qualify as discontinued operations because Caterpillar expects significant continuing involvement through its noncontrolling interest. The financial impact of the disposal was reported in the All Other operating segment. Future results for our remaining interest will be recorded in Equity in profit (loss) of unconsolidated affiliated companies and will be reported in the All Other operating segment.

The controlling financial interest in Caterpillar Logistics Services LLC was not material to our results of operations, financial position or cash flow.

The major classes of assets and liabilities, previously classified as held for sale, that were disposed of as part of this divestiture are summarized in the following table:

(Millions of dollars)	July 31, 2012

Cash and short-term investments	$8
Receivables – trade and other	204
Prepaid expenses and other current assets	5
Inventories	8
Current assets	$225

Property, plant and equipment – net	$163
Intangible assets	1
Other assets	59
Non-current assets	$223

Accounts payable	$18
Accrued expenses	17
Accrued wages, salaries and employee benefits	15
Current liabilities	$50

Liability for postemployment benefits	$58
Other liabilities	40
Long-term liabilities	$98

Carter Machinery

In March 2011, we sold 100 percent of the equity in Carter Machinery Company Inc. for $364 million.  Carter Machinery is a Caterpillar dealership headquartered in Salem, Virginia, and has operations and stores covering Virginia and nine counties in southeast West Virginia.  The current senior management of Carter Machinery, which led the buy-out of Carter Machinery from Caterpillar, remained in place.  A retired Caterpillar Vice President is now CEO and principal owner of Carter Machinery.  Caterpillar had owned Carter Machinery since 1988.  Carter Machinery was the only dealership in the United States that was not independently owned.  Continued Caterpillar ownership did not align with our comprehensive business strategy, resulting in the sale.

As part of the divestiture, Cat Financial provided $348 million of financing to the buyer.  The loan is included in Receivables – finance and Long-term receivables – finance in Statement 3.  We recorded a pre-tax gain of $24 million included in Other operating (income) expenses in Statement 1 and was reported in the All Other operating segment.  The sale did not qualify as discontinued operations because Caterpillar has significant continuing direct cash flows with Carter Machinery after the divestiture.  The sale of Carter Machinery was not material to our results of operations, financial position or cash flow.

26.	Employee separation charges

Separation charges for 2012, 2011 and 2010 were $94 million, $112 million and $33 million, respectively, and were recognized in Other operating (income) expenses in Statement 1.  The separation charges in 2012 were primarily related to the closure of the Electro-Motive Diesel facility located in London, Ontario and separation programs in Europe. The separation charges in 2011 were primarily related to the acquisition of Bucyrus.  The separation charges in 2010 were primarily related to the streamlining of our corporate structure in 2010.

Our accounting for separations was dependent upon how the particular program was designed.  For voluntary programs, eligible separation costs were recognized at the time of employee acceptance.  For involuntary programs, eligible costs were recognized when management had approved the program, the affected employees had been properly notified and the costs were estimable.

In 2012, the majority of separation charges were assigned primarily to the Power Systems segment. The majority of separation charges were assigned primarily to Resource Industries in 2011.  The majority of separation charges in 2010, including cash severance payments, pension and other postretirement benefit costs and stock-based compensation costs, were not assigned to operating segments.

The following table summarizes the 2010, 2011 and 2012 separation activity:

(Millions of dollars)	Total
Liability balance at December 31, 2009	$49
Increase in liability (separation charges)	33
Reduction in liability (payments and other adjustments)	(60)
Liability balance at December 31, 2010	$22
Increase in liability (separation charges)	112
Reduction in liability (payments and other adjustments)	(44)
Liability balance at December 31, 2011	$90
Increase in liability (separation charges)	94
Reduction in liability (payments and other adjustments)	(155)
Liability balance at December 31, 2012	$29

The remaining liability balances as of December 31, 2012 represent costs for employees that have either not yet separated from the Company or their full severance has not yet been paid.  The majority of these remaining costs are expected to be paid in 2013.

27.	Selected quarterly financial results (unaudited)

	2012 Quarter [3]
(Dollars in millions except per share data)	1st	2nd	3rd	4th
Sales and revenues	$15,981	$17,374	$16,445	$16,075
Less: Revenues	(693)	(690)	(706)	(718)
Sales	15,288	16,684	15,739	15,357
Cost of goods sold	11,237	12,280	11,639	11,899
Gross margin	4,051	4,404	4,100	3,458
Profit [1,4]	$1,586	$1,699	$1,699	$697
Profit per common share [4]	$2.44	$2.60	$2.60	$1.07
Profit per common share–diluted [2,4]	$2.37	$2.54	$2.54	$1.04

	2011 Quarter [3]
	1st	2nd	3rd	4th
Sales and revenues	$12,949	$14,230	$15,716	$17,243
Less: Revenues	(672)	(695)	(693)	(686)
Sales	12,277	13,535	15,023	16,557
Cost of goods sold	9,057	10,303	11,455	12,763
Gross margin	3,220	3,232	3,568	3,794
Profit [1]	$1,225	$1,015	$1,141	$1,547
Profit per common share	$1.91	$1.57	$1.76	$2.39
Profit per common share–diluted [2]	$1.84	$1.52	$1.71	$2.32

[1]	Profit attributable to common stockholders.

[2]	Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

[3]	See Note 23 - Acquisitions and Note 25 - Divestitures and Assets held for sale for additional information.

[4]	The fourth quarter 2012 includes a goodwill impairment charge related to Siwei of $580 million.

Five-year Financial Summary
(Dollars in millions except per share data)
	2012	2011	2010	2009	2008
Years ended December 31,
Sales and revenues	$65,875	$60,138	$42,588	$32,396	$51,324
Percent inside the United States	31%	30%	32%	31%	33%
Percent outside the United States	69%	70%	68%	69%	67%
Sales	$63,068	$57,392	$39,867	$29,540	$48,044
Revenues	$2,807	$2,746	$2,721	$2,856	$3,280
Profit [4]	$5,681	$4,928	$2,700	$895	$3,557
Profit per common share [1]	$8.71	$7.64	$4.28	$1.45	$5.83
Profit per common share–diluted [2]	$8.48	$7.40	$4.15	$1.43	$5.66
Dividends declared per share of common stock	$2.020	$1.820	$1.740	$1.680	$1.620
Return on average common stockholders’ equity [3,5]	37.2%	41.4%	27.4%	11.9%	46.8%
Capital expenditures:
Property, plant and equipment	$3,350	$2,515	$1,575	$1,504	$2,320
Equipment leased to others	$1,726	$1,409	$1,011	$968	$1,566
Depreciation and amortization	$2,813	$2,527	$2,296	$2,336	$1,980
Research and development expenses	$2,466	$2,297	$1,905	$1,421	$1,728
As a percent of sales and revenues	3.7%	3.8%	4.5%	4.4%	3.4%
Wages, salaries and employee benefits	$11,756	$10,994	$9,187	$7,416	$9,076
Average number of employees	127,758	113,620	98,554	99,359	106,518
December 31,
Total assets	$89,356	$81,446	$64,020	$60,038	$67,782
Long-term debt due after one year:
Consolidated	$27,752	$24,944	$20,437	$21,847	$22,834
Machinery and Power Systems	$8,666	$8,415	$4,505	$5,652	$5,736
Financial Products	$19,086	$16,529	$15,932	$16,195	$17,098
Total debt:
Consolidated	$40,143	$34,592	$28,418	$31,631	$35,535
Machinery and Power Systems	$10,415	$9,066	$5,204	$6,387	$7,824
Financial Products	$29,728	$25,526	$23,214	$25,244	$27,711

[1]	Computed on weighted-average number of shares outstanding.

[2]	Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

[3]	Represents profit divided by average stockholders’ equity (beginning of year stockholders’ equity plus end of year stockholders’ equity divided by two).

[4]	Profit attributable to common stockholders.

[5]	Effective January 1, 2009, we changed the manner in which we accounted for noncontrolling interests. Prior periods have been revised, as applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our 2012 sales and revenues were $65.875 billion, an increase of 10 percent from $60.138 billion in 2011.  Profit in 2012 was $5.681 billion, an increase of 15 percent from $4.928 billion in 2011. The 2012 profit per share of $8.48 was up 15 percent from $7.40 in 2011.

Fourth-quarter 2012 sales and revenues were $16.075 billion, down $1.168 billion from $17.243 billion in the fourth quarter of 2011. The impact of changes in dealer new machine inventories lowered sales by about $1.4 billion as dealers reduced inventories about $600 million in the fourth quarter of 2012, compared with an increase of about $800 million in the fourth quarter of 2011.

Fourth-quarter 2012 profit was $697 million compared with $1.547 billion in the fourth quarter of 2011. Profit was $1.04 per share in the fourth quarter of 2012 compared with profit per share of $2.32 in the fourth quarter of 2011. Fourth-quarter 2012 profit was negatively impacted by a goodwill impairment charge of $580 million, or $0.87 per share, related to Siwei. Lower sales and revenues and the cost impact from sharply lower production and the $2 billion decline in Caterpillar inventory also had a negative impact on fourth-quarter profit. Those impacts were partially offset by a $300 million positive impact related to the settlement of prior-year tax returns.

Highlights for 2012 include:

•	2012 sales and revenues of $65.875 billion and profit per share of $8.48 were both all-time records.

•	Inventory was significantly reduced during the fourth quarter of 2012, down about $2 billion from the third quarter of 2012.

•	Machinery and Power Systems (M&PS) operating cash flow was $4.198 billion in 2012, compared with $7.972 billion in 2011.

•	M&PS debt-to-capital ratio was 37.4 percent, down from 42.7 percent a year earlier.

*Glossary of terms included on pages A-121 to A-122; first occurrence of terms shown in bold italics.

2012 COMPARED WITH 2011

CONSOLIDATED SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2011 (at left) and 2012 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Total sales and revenues were $65.875 billion in 2012, an increase of $5.737 billion, or 10 percent, from 2011. When reviewing the change in sales and revenues, we focus on the following perspectives:

▪
Reason for the change: The net impact of acquisitions and divestitures added $2.668 billion, sales volume improved $2.059 billion, price realization was favorable $1.531 billion and Financial Products revenues were up $61 million. Currency partially offset these increases by $582 million. While sales of both new equipment and aftermarket parts increased, the more significant increase was new equipment.

▪
Sales by geographic region: Excluding acquisitions and divestitures, sales increased in all geographic regions except Latin America, with the most significant improvement in North America. The sales increase in North America was driven by improvements in the United States. Within Asia/Pacific, increases in Australia and other parts of Asia/Pacific more than offset a decrease in China. Within EAME, increased sales in Africa, the Middle East and CIS were partially offset by lower sales in Europe.

▪
Segment: Excluding acquisitions and divestitures, the sales increase was primarily due to Resource Industries, with sales up 24 percent from 2011. Sales for both Construction Industries and Power Systems were about flat.

CONSOLIDATED OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2011 (at left) and 2012 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes consolidating adjustments and Machinery and Power Systems other operating (income) expenses.

Operating profit in 2012 was $8.573 billion compared with $7.153 billion in 2011. The increase was primarily the result of improved price realization and higher sales volume, which included the impact of a favorable mix of products. Acquisitions and divestitures favorably impacted operating profit by $674 million, primarily related to Bucyrus and the sale of a majority interest in Caterpillar's third party logistics business.
The improvements were partially offset by higher manufacturing costs, a goodwill impairment charge related to Siwei and increased selling, general and administrative (SG&A) and research and development (R&D) expenses. Manufacturing costs were up $1.138 billion primarily due to capacity expansion programs, inefficiencies driven by lower production and declining inventory in the fourth quarter of 2012 and increased wages and benefits and freight costs. These increases were partially offset by lower incentive compensation expense. SG&A and R&D expenses increased $308 million primarily due to growth-related initiatives, increased costs to support product programs and wage and benefit inflation, partially offset by lower incentive compensation expense.
Short-term incentive compensation was about $825 million for 2012 compared with $1.2 billion in 2011.
The amount of incremental operating profit we earn on incremental sales and revenues is an important performance metric. Sales and revenues increased $5.737 billion from 2011, and operating profit increased $1.420 billion. The resulting incremental operating profit rate is 25 percent. Excluding acquisitions and divestitures, incremental operating profit was about 43 percent. Excluding acquisitions, divestitures and currency impacts, incremental margin was about 33 percent.

Other Profit/Loss Items

▪
Interest expense excluding Financial Products increased $71 million from 2011, due to long-term debt issued in 2011 relating to the acquisition of Bucyrus and underwriting expense related to our debt exchange in the third quarter of 2012.

▪
Other income/expense was income of $130 million compared with expense of $32 million in 2011. The change was primarily due to the absence of losses on interest rate swaps and credit facility fees associated with the debt issuance for the Bucyrus acquisition in 2011, partially offset by the unfavorable impact of currency gains and losses.

▪
The provision for income taxes for 2012 reflects an effective tax rate of 30.5 percent compared with 26.5 percent for 2011, excluding the items discussed below. The increase from 26.5 percent to 30.5 percent is primarily due to changes in our geographic mix of profits from a tax perspective and the expiration of the U.S. research and development tax credit. While the American Taxpayer Relief Act of 2012 extended this credit, the related benefit will be reported in 2013 due to the law's enactment in January of 2013.

The 2012 tax provision includes a benefit of $300 million from a decrease in tax and interest reserves due to a settlement reached with the Internal Revenue Service related to 2000 to 2006 U.S. tax returns. Approximately $200 million of this benefit is related to tax and $100 million is related to interest. This was offset by a negative impact of $318 million from goodwill not deductible for tax purposes related to the Siwei goodwill impairment and the divestiture of portions of the Bucyrus distribution business. This compared to a $63 million net benefit in 2011 due to repatriation of non-U.S. earnings and a release of a valuation allowance offset by an increase in prior year unrecognized tax benefits and a negative impact from nondeductible goodwill primarily related to the divestiture of a portion of the Bucyrus distribution business.

Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
2012
Construction Industries[1]	$19,334	(2)%	$7,101	19%	$2,650	(13)%	$4,633	(3)%	$4,950	(16)%
Resource Industries[2]	21,158	35%	6,037	22%	3,662	29%	4,374	36%	7,085	54%
Power Systems[3]	21,122	5%	8,720	5%	2,191	(7)%	6,043	5%	4,168	14%
All Other Segment[4]	1,501	(26)%	777	(20)%	65	(37)%	395	(32)%	264	(27)%
Corporate Items and Eliminations	(47)		(50)		1		1		1
Machinery & Power Systems Sales	63,068	10%	22,585	12%	8,569	3%	15,446	8%	16,468	14%

Financial Products Segment	3,090	3%	1,675	(1)%	397	10%	408	(7)%	610	18%
Corporate Items and Eliminations	(283)		(181)		(30)		(27)		(45)
Financial Products Revenues	2,807	2%	1,494	(1)%	367	11%	381	(7)%	565	16%

Consolidated Sales and Revenues	$65,875	10%	$24,079	11%	$8,936	3%	$15,827	7%	$17,033	14%

2011
Construction Industries[1]	$19,667		$5,985		$3,045		$4,768		$5,869
Resource Industries[2]	15,629		4,963		2,831		3,228		4,607
Power Systems[3]	20,114		8,331		2,363		5,752		3,668
All Other Segment[4]	2,021		970		103		585		363
Corporate Items and Eliminations	(39)		(32)		(1)		(4)		(2)
Machinery & Power Systems Sales	57,392		20,217		8,341		14,329		14,505

Financial Products Segment	3,003		1,687		361		438		517
Corporate Items and Eliminations	(257)		(171)		(29)		(28)		(29)
Financial Products Revenues	2,746		1,516		332		410		488

Consolidated Sales and Revenues	$60,138		$21,733		$8,673		$14,739		$14,993

1                 Does not include inter-segment sales of $470 million and $575 million in 2012 and 2011, respectively.
2                  Does not include inter-segment sales of $1,117 million and $1,162 million in 2012 and 2011, respectively.
3                   Does not include inter-segment sales of $2,407 million and $2,339 million in 2012 and 2011, respectively.
4                   Does not include inter-segment sales of $3,492 million and $3,413 million in 2012 and 2011, respectively.

Sales and Revenues by Segment
(Millions of dollars)	2011	Sales Volume	Price Realization	Currency	Acquisitions/Divestitures	Other	2012	$ Change	% Change

Construction Industries	$19,667	$(301)	$264	$(296)	$—	$—	$19,334	$(333)	(2)%
Resource Industries	15,629	2,414	850	(71)	2,336	—	21,158	5,529	35%
Power Systems	20,114	251	342	(194)	609	—	21,122	1,008	5%
All Other Segment	2,021	(224)	—	(19)	(277)	—	1,501	(520)	(26)%
Corporate Items and Eliminations	(39)	(81)	75	(2)	—	—	(47)	(8)
Machinery & Power Systems Sales	57,392	2,059	1,531	(582)	2,668	—	63,068	5,676	10%

Financial Products Segment	3,003	—	—	—	—	87	3,090	87	3%
Corporate Items and Eliminations	(257)	—	—	—	—	(26)	(283)	(26)
Financial Products Revenues	2,746	—	—	—	—	61	2,807	61	2%

Consolidated Sales and Revenues	$60,138	$2,059	$1,531	$(582)	$2,668	$61	$65,875	$5,737	10%

Operating Profit by Segment
(Millions of dollars)	2012	2011	$ Change	% Change
Construction Industries	$1,789	$2,056	$(267)	(13)%
Resource Industries	4,318	3,334	984	30%
Power Systems	3,434	3,053	381	12%
All Other Segment	1,014	837	177	21%
Corporate Items and Eliminations	(2,441)	(2,457)	16
Machinery & Power Systems	8,114	6,823	1,291	19%

Financial Products Segment	763	587	176	30%
Corporate Items and Eliminations	(22)	(4)	(18)
Financial Products	741	583	158	27%
Consolidating Adjustments	(282)	(253)	(29)
Consolidated Operating Profit	$8,573	$7,153	$1,420	20%

Construction Industries
Construction Industries' sales were $19.334 billion in 2012, a decrease of $333 million, or 2 percent, from 2011. Sales decreased in all geographic regions except North America. New equipment sales declined and sales of aftermarket parts were about flat.
Construction Industries' sales were lower in Asia/Pacific, where a large decrease in China more than offset increases in Japan and other Asia/Pacific countries. China's austerity policies caused machine demand to peak in the first half of 2011, making the first half of 2011 in China a strong sales period.
Lower sales in Latin America were a result of changes in dealer inventory, as dealer inventory increased in 2011 and declined in 2012.
Higher sales in North America were driven by increased dealer deliveries to end users resulting from improvements in construction activity.
Construction Industries' profit was $1.789 billion in 2012 compared with $2.056 billion in 2011. Currency was unfavorable primarily because segment profit for 2012 was based on fixed exchange rates set at the beginning of 2012, while segment profit for 2011 was based on fixed exchange rates set at the beginning of 2011. Excluding the impacts of currency, Construction Industries' profit was about flat. Higher manufacturing costs were about offset by favorable price realization.

Resource Industries
Resource Industries' sales were $21.158 billion in 2012, an increase of $5.529 billion, or 35 percent, from 2011. The sales increase was a result of higher volume in all regions of the world, the acquisition of Bucyrus and favorable price realization. New equipment sales accounted for the majority of the increase, while sales for aftermarket parts improved slightly.
Over the past two years we have added capacity for mining products to better align production with expected demand. As a result of the increase in production capability, coupled with our existing mining order backlog, sales were higher than 2011. While sales were up in 2012 compared with 2011, new orders declined significantly. Slow global growth and lower commodity prices resulted in some reductions, delays and cancellation of orders for mining products.
Bucyrus, which was acquired on July 8, 2011, had sales in 2012 of $4.758 billion, with $1.283 billion in North America, $660 million in Latin America, $915 million in EAME and $1.900 billion in Asia/Pacific.
Resource Industries' profit was $4.318 billion in 2012 compared with $3.334 billion in 2011.
Resource Industries' profit increased primarily due to higher sales volume, improved price realization and the impact of Bucyrus. These improvements were partially offset by higher manufacturing costs primarily driven by higher production volume and a goodwill impairment charge related to Siwei of $580 million.
Power Systems
Power Systems' sales were $21.122 billion in 2012, an increase of $1.008 billion, or 5 percent, from 2011. The improvement was a result of the MWM Holding GmbH (MWM) acquisition, improved price realization and increased volume, partially offset by the impact of currency. Excluding acquisitions, sales were up in Asia/Pacific and North America and were down in Latin America and EAME.
Excluding acquisitions, demand for energy resulted in higher sales of engines and turbines for petroleum applications in Asia/Pacific. Sales of our rail products and services, primarily locomotives, increased due to higher demand. These increases were partially offset by lower sales for industrial and electric power generation due to lower end-user demand.

Power Systems' profit was $3.434 billion in 2012 compared with $3.053 billion in 2011. The improvement was primarily due to favorable price realization and higher sales volume, which included the impact of a favorable mix of products. The improvements were partially offset by higher manufacturing costs and SG&A and R&D expenses.
MWM, acquired during the fourth quarter of 2011, added sales of $609 million, primarily in EAME, and increased segment profit by $53 million.
Financial Products Segment
Financial Products' revenues were $3.090 billion, an increase of $87 million, or 3 percent, from 2011. The increase was primarily due to the favorable impact from higher average earning assets and an increase in Cat Insurance revenues. These increases were partially offset by the unfavorable impact from lower average financing rates on new and existing finance receivables and operating leases and an unfavorable impact from returned or repossessed equipment.
Financial Products' profit of $763 million was up $176 million from 2011. The increase was primarily due to an $89 million favorable impact from higher average earning assets and an $87 million favorable impact from lower claims experience at Cat Insurance. These increases were partially offset by a $33 million unfavorable impact from returned or repossessed equipment.
During 2012, Cat Financial's overall portfolio quality reflected continued improvement. At the end of 2012, past dues at Cat Financial were 2.26 percent compared with 2.80 percent at the end of the third quarter of 2012 and 2.89 percent at the end of 2011. Write-offs, net of recoveries, were $102 million for the full-year 2012, down from $158 million for 2011.
As of December 31, 2012, Cat Financial's allowance for credit losses totaled $426 million or 1.49 percent of net finance receivables, compared with $369 million or 1.47 percent of net finance receivables at year-end 2011.
All Other Segment
All Other segment includes groups that provide services such as component manufacturing, remanufacturing and logistics. The increase in profit from 2011 was due to the gain from the third-quarter 2012 sale of a majority interest in our third party logistics business.
Corporate Items and Eliminations
Expense for corporate items and eliminations was $2.463 billion in 2012, about flat with 2011. Corporate items and eliminations include: corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences, as segment profit is reported using annual fixed exchange rates; and inter-segment eliminations.

Corporate-level expenses and expense from timing and other methodology differences increased compared to 2011. These items were about offset by favorable currency differences. Segment profit for 2012 is based on fixed exchange rates set at the beginning of 2012, while segment profit for 2011 is based on fixed exchange rates set at the beginning of 2011. The difference in actual exchange rates compared with fixed exchange rates is included in corporate items and eliminations and is not reflected in segment profit.

FOURTH QUARTER 2012 COMPARED WITH FOURTH QUARTER 2011

CONSOLIDATED SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the fourth quarter of 2011 (at left) and the fourth quarter of 2012 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Total sales and revenues were $16.075 billion in the fourth quarter of 2012, a decrease of $1.168 billion, or 7 percent, from the fourth quarter of 2011. When reviewing the change in sales and revenues, we focus on the following perspectives:

▪
Reason for the change: Sales volume decreased $1.655 billion, and the impact of currency was unfavorable $82 million. The majority of the sales volume decrease was related to changes in dealer new machine inventories. These decreases were partially offset by increased price realization of $421 million and the favorable net impact of acquisitions and divestitures of $116 million. Financial Products revenues were $32 million higher.

▪
Sales by geographic region: Excluding acquisitions and divestitures, sales decreased in all geographic regions except Latin America, with the most significant decrease in North America. Within Asia/Pacific, decreases in China and other parts of Asia/Pacific more than offset sales increases in Australia and Japan. Within EAME, lower sales in Europe and CIS were partially offset by increased sales in the Middle East and Africa.

▪
Segment: The decrease in sales was primarily due to Construction Industries, with sales down 25 percent. Excluding acquisitions and divestitures, Resource Industries' sales improved 16 percent, and Power Systems' sales decreased 9 percent. Financial Products' revenues were up 5 percent.

CONSOLIDATED OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the fourth quarter of 2011 (at left) and the fourth quarter of 2012 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes consolidating adjustments and Machinery and Power Systems other operating (income) expenses.

Operating profit for the fourth quarter of 2012 was $1.038 billion, a decline of $922 million from the fourth quarter of 2011. The most significant item was the goodwill impairment charge related to Siwei of $580 million. The remaining $342 million decline was primarily the result of higher manufacturing costs and lower sales volume (which includes the impact of a favorable mix of products), partially offset by favorable price realization. Manufacturing costs were unfavorable primarily due to inefficiencies driven by lower production and declining inventory in the fourth quarter of 2012.

Other Profit/Loss Items

•	Interest expense excluding Financial Products increased $8 million from the fourth quarter of 2011.

•	Other income/expense was expense of $11 million compared with income of $125 million in the fourth quarter of 2011. The decrease was due to the unfavorable impact of currency gains and losses.

•
The provision for income taxes in the fourth quarter of 2012 reflects an effective tax rate of 30.5 percent compared with 26.5 percent for the fourth quarter of 2011, excluding the items discussed in the next paragraph. The increase from 26.5 percent to 30.5 percent is primarily due to changes in our geographic mix of profits from a tax perspective and the expiration of the U.S. research and development tax credit. While the American Taxpayer Relief Act of 2012 extended this credit, the related benefit will be reported in 2013 due to the law's enactment in January of 2013.

The 2012 fourth-quarter tax provision includes a benefit of $300 million from a decrease in tax and interest reserves due to a settlement reached with the Internal Revenue Service related to 2000 through 2006 U.S. tax returns. Approximately $200 million of this benefit is related to tax and $100 million is related to interest. This was offset by a negative impact of $237 million from goodwill not deductible for tax purposes related to the Siwei goodwill impairment and the divestiture of portions of the Bucyrus distribution business. This compared to a $108 net benefit in the fourth quarter of 2011 due to a decrease in the estimated annual effective tax rate along with a release of a valuation allowance offset by a negative impact from nondeductible goodwill primarily related to the divestiture of a portion of the Bucyrus distribution business.

•	Profit/loss attributable to noncontrolling interests favorably impacted profit by $12 million compared with the fourth quarter of 2011.

Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
Fourth Quarter 2012
Construction Industries[1]	$4,028	(25)%	$1,445	(17)%	$600	(23)%	$882	(28)%	$1,101	(32)%
Resource Industries[2]	5,776	14%	1,467	(13)%	1,095	42%	1,266	32%	1,948	20%
Power Systems[3]	5,307	(6)%	1,994	(9)%	539	(25)%	1,628	(4)%	1,146	9%
All Other Segment[4]	255	(49)%	153	(35)%	16	(38)%	48	(67)%	38	(58)%
Corporate Items and Eliminations	(9)	—	(12)		1		1		1
Machinery & Power Systems Sales	15,357	(7)%	5,047	(14)%	2,251	(2)%	3,825	(5)%	4,234	(3)%

Financial Products Segment	789	5%	422	2%	103	10%	104	(5)%	160	19%
Corporate Items and Eliminations	(71)		(41)		(8)		(6)		(16)
Financial Products Revenues	718	5%	381	2%	95	9%	98	1%	144	13%

Consolidated Sales and Revenues	$16,075	(7)%	$5,428	(13)%	$2,346	(2)%	$3,923	(5)%	$4,378	(3)%

Fourth Quarter 2011
Construction Industries[1]	$5,355		$1,743		$777		$1,222		$1,613
Resource Industries[2]	5,056		1,694		771		962		1,629
Power Systems[3]	5,672		2,203		722		1,693		1,054
All Other Segment[4]	496		235		26		145		90
Corporate Items and Eliminations	(22)		(15)		(1)		(4)		(2)
Machinery & Power Systems Sales	16,557		5,860		2,295		4,018		4,384

Financial Products Segment	752		413		94		110		135
Corporate Items and Eliminations	(66)		(38)		(7)		(13)		(8)
Financial Products Revenues	686		375		87		97		127

Consolidated Sales and Revenues	$17,243		$6,235		$2,382		$4,115		$4,511

1                 Does not include inter-segment sales of $115 million and $142 million in the fourth quarter 2012 and 2011, respectively.
2                  Does not include inter-segment sales of $208 million and $314 million in the fourth quarter 2012 and 2011, respectively.
3                   Does not include inter-segment sales of $455 million and $644 million in the fourth quarter 2012 and 2011, respectively.
4                   Does not include inter-segment sales of $773 million and $865 million in the fourth quarter 2012 and 2011, respectively.

Sales and Revenues by Segment
(Millions of dollars)	Fourth Quarter 2011	Sales Volume	Price Realization	Currency	Acquisitions/Divestitures	Other	Fourth Quarter 2012	$ Change	% Change

Construction Industries	$5,355	$(1,306)	$32	$(53)	$—	$—	$4,028	$(1,327)	(25)%
Resource Industries	5,056	301	267	1	151	—	5,776	720	14%
Power Systems	5,672	(559)	94	(27)	127	—	5,307	(365)	(6)%
All Other Segment	496	(78)	1	(2)	(162)	—	255	(241)	(49)%
Corporate Items and Eliminations	(22)	(13)	27	(1)	—	—	(9)	13
Machinery & Power Systems Sales	16,557	(1,655)	421	(82)	116	—	15,357	(1,200)	(7)%

Financial Products Segment	752	—	—	—	—	37	789	37	5%
Corporate Items and Eliminations	(66)	—	—	—	—	(5)	(71)	(5)
Financial Products Revenues	686	—	—	—	—	32	718	32	5%

Consolidated Sales and Revenues	$17,243	$(1,655)	$421	$(82)	$116	$32	$16,075	$(1,168)	(7)%

Operating Profit by Segment
(Millions of dollars)	Fourth Quarter 2012	Fourth Quarter 2011	$ Change	% Change
Construction Industries	$26	$534	$(508)	(95)%
Resource Industries	611	997	(386)	(39)%
Power Systems	697	823	(126)	(15)%
All Other Segment	126	236	(110)	(47)%
Corporate Items and Eliminations	(534)	(721)	187
Machinery & Power Systems	926	1,869	(943)	(50)%

Financial Products Segment	180	134	46	34%
Corporate Items and Eliminations	2	22	(20)
Financial Products	182	156	26	17%
Consolidating Adjustments	(70)	(65)	(5)
Consolidated Operating Profit	$1,038	$1,960	$(922)	(47)%

Construction Industries
Construction Industries' sales were $4.028 billion in the fourth quarter of 2012, a decrease of $1.327 billion, or 25 percent, from the fourth quarter of 2011. Sales decreased in all geographic regions of the world, driven by dealers reducing new machine inventory levels in the fourth quarter of 2012 compared with dealers increasing inventory levels in the fourth quarter of 2011. Dealer-reported new machine inventory decreased about $950 million during the fourth quarter of 2012 compared with an increase of about $525 million during the fourth quarter of 2011. Dealer deliveries to end users were about the same as the fourth quarter of 2011.
Construction Industries' profit was $26 million in the fourth quarter of 2012 compared with $534 million in the fourth quarter of 2011. The decrease in profit was primarily due to lower sales volume and increased manufacturing costs from inefficiencies driven by lower production and declining inventory in the fourth quarter of 2012.
Resource Industries
Resource Industries' sales were $5.776 billion in the fourth quarter of 2012, an increase of $720 million, or 14 percent, from the fourth quarter of 2011. The sales increase was due to higher volume, improved price realization and an increase in Bucyrus sales of $102 million. New equipment sales increased, while sales for aftermarket parts declined. Sales increased in every region of the world except North America, where declining coal production contributed to lower sales.
As a result of increased production capability, coupled with our existing mining order backlog, sales were higher than the fourth quarter of 2011. However, new orders were well below the fourth quarter of 2011.

Resource Industries' profit was $611 million in the fourth quarter of 2012 compared with $997 million in the fourth quarter of 2011. The decrease was a result of the goodwill impairment charge related to Siwei of $580 million.
Excluding the impairment charge, segment profit improved as a result of favorable price realization and higher sales volume, which included a favorable mix of products. This was partially offset by higher manufacturing costs primarily due to inefficiencies driven by lower production and declining inventory in the fourth quarter of 2012.
Power Systems
Power Systems' sales were $5.307 billion in the fourth quarter of 2012, a decrease of $365 million, or 6 percent, from the fourth quarter of 2011. The decrease was the result of lower sales volume, partially offset by the acquisition of MWM and improved price realization.
Sales decreased in all regions except Asia/Pacific. Excluding acquisitions, sales for petroleum, industrial and electric power applications were lower. Most of the decline was a result of dealers reducing their inventory levels in 2012 compared with dealers increasing inventory levels in 2011. Rail-related sales also declined.
Power Systems' profit was $697 million in the fourth quarter of 2012 compared with $823 million in the fourth quarter of 2011. The decrease was primarily due to lower sales volume (which includes the impact of a favorable mix of products), partially offset by favorable price realization.
MWM, acquired during the fourth quarter of 2011, added sales of $127 million, primarily in EAME, and increased segment profit by $26 million.
Financial Products Segment
Financial Products' revenues were $789 million, an increase of $37 million, or 5 percent, from the fourth quarter of 2011. The increase was primarily due to the favorable impact from higher average earning assets, partially offset by the unfavorable impact from lower average financing rates on new and existing finance receivables and operating leases.
Financial Products' profit was $180 million in the fourth quarter of 2012, compared with $134 million in the fourth quarter of 2011. The increase was primarily due to a $34 million favorable impact from lower claims experience at Cat Insurance and a $32 million favorable impact from higher average earning assets. These increases were partially offset by a $17 million increase in the provision for credit losses at Cat Financial.
All Other Segment
All Other Segment includes groups that provide services such as component manufacturing, remanufacturing and logistics.
The decrease in sales was primarily due to the absence of our third party logistics business, which was sold in the third quarter of 2012.
The decrease in profit was primarily driven by lower production volume and the absence of our third party logistics business.
Corporate Items and Eliminations
Expense for corporate items and eliminations was $532 million in the fourth quarter of 2012, a decrease of $167 million from the fourth quarter of 2011. Corporate items and eliminations include: corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences, as segment profit is reported using annual fixed exchange rates; and inter-segment eliminations.
The decrease in expense from the fourth quarter of 2011 was primarily due to the favorable impact of currency and timing differences, partially offset by increased corporate costs. Segment profit for 2012 is based on fixed exchange rates set at the beginning of 2012, while segment profit for 2011 is based on fixed exchange rates set at the beginning of 2011. The difference in actual exchange rates compared with fixed exchange rates is included in corporate items and eliminations and is not reflected in segment profit.

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

Operating profit in 2011 was $7.153 billion compared with $3.963 billion in 2010.  The improvement was primarily the result of higher sales volume and improved price realization.  The improvements were partially offset by higher manufacturing costs, higher SG&A and R&D expenses and the negative impact of currency.

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

Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
2011
Construction Industries[1]	$19,667	45%	$5,985	46%	$3,045	49%	$4,768	62%	$5,869	31%
Resource Industries[2]	15,629	80%	4,963	73%	2,831	56%	3,228	86%	4,607	104%
Power Systems[3]	20,114	29%	8,331	31%	2,363	24%	5,752	31%	3,668	28%
All Other Segment [4]	2,021	(6)%	970	(20)%	103	(5)%	585	9%	363	20%
Corporate Items and Eliminations	(39)		(32)		(1)		(4)		(2)
Machinery & Power Systems Sales	57,392	44%	20,217	39%	8,341	42%	14,329	49%	14,505	47%

Financial Products Segment	3,003	2%	1,687	(5)%	361	17%	438	3%	517	18%
Corporate Items and Eliminations	(257)		(171)		(29)		(28)		(29)
Financial Products Revenues	2,746	1%	1,516	(4)%	332	12%	410	(4)%	488	15%

Consolidated Sales and Revenues	$60,138	41%	$21,733	35%	$8,673	41%	$14,739	47%	$14,993	45%

2010
Construction Industries[1]	$13,572		$4,108		$2,048		$2,941		$4,475
Resource Industries[2]	8,667		2,866		1,809		1,737		2,255
Power Systems[3]	15,537		6,376		1,900		4,393		2,868
All Other Segment[4]	2,156		1,208		108		538		302
Corporate Items and Eliminations	(65)		(36)		(8)		(14)		(7)
Machinery & Power Systems Sales	39,867		14,522		5,857		9,595		9,893

Financial Products Segment	2,946		1,773		308		427		438
Corporate Items and Eliminations	(225)		(202)		(11)		—		(12)
Financial Products Revenues	2,721		1,571		297		427		426

Consolidated Sales and Revenues	$42,588		$16,093		$6,154		$10,022		$10,319

[1]	Does not include inter-segment sales of $575 million and $674 million in 2011 and 2010, respectively.

[2]	Does not include inter-segment sales of $1,162 million and $894 million in 2011 and 2010, respectively.

[3]	Does not include inter-segment sales of $2,339 million and $1,684 million in 2011 and 2010, respectively.

[4]	Does not include inter-segment sales of $3,413 million and $2,808 million in 2011 and 2010, respectively.

Sales and Revenues by Segment
(Millions of dollars)	2010	Sales Volume	Price Realization	Currency	Acquisitions	Other	2011	$ Change	% Change
Construction Industries	$13,572	$5,379	$243	$473	$—	$—	$19,667	$6,095	45%
Resource Industries	8,667	4,115	224	99	2,524	—	15,629	6,962	80%
Power Systems	15,537	3,193	256	215	913	—	20,114	4,577	29%
All Other Segment	2,156	(184)	5	44	—	—	2,021	(135)	(6)%
Corporate Items and Eliminations	(65)	30	(4)	—	—	—	(39)	26
Machinery & Power Systems Sales	39,867	12,533	724	831	3,437	—	57,392	17,525	44%

Financial Products Segment	2,946	—	—	—	—	57	3,003	57	2%
Corporate Items and Eliminations	(225)	—	—	—	—	(32)	(257)	(32)
Financial Products Revenues	2,721	—	—	—	—	25	2,746	25	1%

Consolidated Sales and Revenues	$42,588	$12,533	$724	$831	$3,437	$25	$60,138	$17,550	41%

Operating Profit by Segment

(Millions of dollars)	2011	2010	$ Change	% Change
Construction Industries	$2,056	$783	$1,273	163%
Resource Industries	3,334	1,789	1,545	86%
Power Systems	3,053	2,288	765	33%
All Other Segment	837	720	117	16%
Corporate Items and Eliminations	(2,457)	(1,793)	(664)
Machinery & Power Systems	6,823	3,787	3,036	80%

Financial Products Segment	587	429	158	37%
Corporate Items and Eliminations	(4)	(42)	38
Financial Products	583	387	196	51%
Consolidating Adjustments	(253)	(211)	(42)
Consolidated Operating Profit	$7,153	$3,963	$3,190	80%

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

In most developed countries, sales increased significantly despite relatively weak construction activity.  The improvement in sales was largely driven by the need for customers to upgrade machine fleets by replacing older equipment and from dealers refreshing equipment in their rental fleets.  Despite the increase from 2010, sales of new machines to customers in developed countries remain significantly below previous peak levels.  The size of rental fleets increased slightly from post-recession lows, but the average age remained near the historical high.

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

ACQUISITIONS AND DIVESTITURES

ERA Mining Machinery Limited (Siwei)

During the second quarter of 2012, Caterpillar, through its wholly-owned subsidiary Caterpillar (Luxembourg) Investment Co. S.A., completed a tender offer to acquire the issued shares of ERA Mining Machinery Limited (Siwei), including its wholly-owned subsidiary Zhengzhou Siwei Mechanical Manufacturing Co., Ltd. Substantially all of the issued shares of Siwei, a public company listed on the Hong Kong Exchange, were acquired at the end of May 2012. In October 2012, the remaining shares of Siwei common stock were acquired for approximately $7 million in cash. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in mainland China and is known for its expertise in manufacturing mining roof support equipment. The acquisition supports Caterpillar's long-term commitment to invest in China in order to support our growing base of Chinese customers and will further expand our underground mining business both inside and outside of China.

The tender offer allowed Siwei shareholders to choose between two types of consideration in exchange for their shares. The alternatives were either cash consideration of HK$0.88 or a HK$1.00 loan note issued by Caterpillar (Luxembourg) Investment Co. S.A. to the former shareholders of Siwei that provided, subject to its terms, for the holder to receive on redemption a minimum of HK$0.75 up to a maximum of HK$1.15 depending on Siwei's consolidated gross profit for 2012 and 2013. Approximately 4 billion Siwei shares were tendered for the cash alternative and approximately 1.6 billion Siwei shares were tendered for the loan note alternative. The preliminary purchase price of approximately $677 million was comprised of net cash paid of approximately $444 million ($475 million in cash paid for shares and to cancel share options less cash acquired of $31 million), the fair value of the loan notes of $152 million, approximately $168 million of assumed third-party short term borrowings and notes payable, a loan and interest payable to Caterpillar from Siwei of $51 million, less restricted cash acquired of approximately $138 million. The noncontrolling interest for the outstanding shares not tendered was approximately $7 million.

The transaction was financed with available cash and included the issuance of loan notes to certain former shareholders of Siwei, which have a debt component and a portion that is contingent consideration. The $152 million fair value represents the minimum redemption amount of the debt component payable in April 2013. The fair value assigned to the contingent consideration portion that is conditionally payable in April 2013 or April 2014 is not material. The contingent consideration will be remeasured each reporting period at its estimated fair value with any adjustment included in Other operating (income) expenses. As of December 31, 2012 there was no adjustment to the contingent consideration.

Tangible assets as of the acquisition date and after giving effect to the adjustments described below were $598 million, recorded at their fair values, and primarily included cash of $31 million, restricted cash of $138 million, receivables of $184 million, inventory of $77 million and property, plant and equipment of $94 million. Finite-lived intangible assets acquired of $112 million were primarily related to customer relationships and also included trade names. The finite-lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 14 years. Liabilities assumed as of the acquisition date and after giving effect to the adjustments described below were $626 million, recorded at their fair values, and primarily included accounts payable of $352 million, third-party short term borrowings and notes payable of $168 million and accrued expenses of $37 million. Additionally, deferred tax liabilities were $25 million. Goodwill of $625 million, substantially all of which is non-deductible for income tax purposes, represented the excess of the consideration transferred over the net assets recognized and represented the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill will not be amortized, but will be tested for impairment at least annually. Factors that contributed to a purchase price resulting in the recognition of goodwill include expected cost savings primarily from increased purchasing power for raw materials, improved working capital management, expanded underground mining equipment sales opportunities in China and internationally, along with the acquired assembled workforce. These values represent a preliminary allocation of the purchase price subject to finalization of post-closing procedures. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Resource Industries segment. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

In November 2012, Caterpillar became aware of inventory accounting discrepancies at Siwei which led to an internal investigation. Caterpillar's investigation determined that Siwei had engaged in accounting misconduct prior to Caterpillar's acquisition of Siwei in mid-2012. The accounting misconduct included inappropriate accounting practices involving improper cost allocation that resulted in overstated profit and improper revenue recognition practices involving early and, at times unsupported, revenue recognition. Due to the identified accounting misconduct that occurred before the acquisition, measurement period adjustments were made to the fair value of the acquired assets and assumed liabilities during the fourth quarter of 2012. The fair values presented above reflect these changes, which are primarily comprised of a decrease in finite-lived intangible assets of $82 million, a decrease in receivables of $29 million, a decrease in inventory of $17 million and a net increase in liabilities of $23 million, resulting in an increase in goodwill of $149 million.

Because of the accounting misconduct identified in the fourth quarter of 2012, Siwei's goodwill was tested for impairment as of November 30, 2012. We determined the carrying value of Siwei, which is a separate reporting unit, exceeded its fair value at the measurement date, requiring step two in the impairment test process.  The fair value of the Siwei reporting unit was determined primarily using an income approach based on the present value of discounted cash flows. We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of $45 million remaining for Siwei as of December 31, 2012. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge is reported in the Resource Industries segment.

MWM Holding GmbH (MWM)

On October 31, 2011, we acquired 100 percent of the equity in privately held MWM Holding GmbH (MWM).  Headquartered in Mannheim, Germany, MWM is a global supplier of sustainable, natural gas and alternative-fuel engines.  With the acquisition of MWM, Caterpillar expects to expand customer options for sustainable power generation solutions.  The purchase price, net of $94 million of acquired cash, was approximately $774 million (€574 million).

The transaction was financed with available cash.  Tangible assets as of the acquisition date were $535 million, recorded at their fair values, and primarily included cash of $94 million, receivables of $96 million, inventories of $205 million and property, plant and equipment of $108 million.  Finite-lived intangible assets acquired of $221 million were primarily related to customer relationships and also included intellectual property and trade names.  The finite lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 10 years.  Liabilities assumed as of the acquisition date were $284 million, recorded at their fair values, and primarily included accounts payable of $77 million, net deferred tax liabilities of $67 million and advance payments of $43 million.  Goodwill of $396 million, approximately $90 million of which is deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and intangible assets acquired.  Factors that contributed to a purchase price resulting in the recognition of goodwill include MWM’s strategic fit into our product and services portfolio, aftermarket support opportunities and the acquired assembled workforce.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Power Systems segment.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

We funded the acquisition using available cash, commercial paper borrowings and approximately $4.5 billion of long-term debt issued in May 2011.  On May 24, 2011, we issued $500 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.10%) due in 2012 and $750 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.17%) due in 2013.  The interest rates for the Floating Rate Senior Notes will be reset quarterly.  We also issued $750 million of 1.375% Senior Notes due in 2014, $1.25 billion of 3.900% Senior Notes due in 2021, and $1.25 billion of 5.200% Senior Notes due in 2041.  The Notes are unsecured obligations of Caterpillar and rank equally with all other senior unsecured indebtedness.

Bucyrus contributed the following to sales and to profit before taxes (inclusive of deal-related and integration costs):

(Millions of dollars)	Year Ended December 31, 2012	July 8, 2011 to December 31, 2011
Sales	$4,758	$2,524
Profit (loss) before taxes	$115	$(403)

The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Resource Industries segment. For the year ended December 31, 2011, we recorded $373 million in costs related to the acquisition of Bucyrus. These acquisition related costs include consulting, legal and advisory fees, severance costs and financing costs.

During the three months ended December 31, 2011, we adjusted the initial allocation of the purchase price which reduced goodwill by $647 million, the net result of purchase accounting adjustments to the fair value of acquired assets and assumed liabilities. During 2012, we finalized the allocation of the purchase price to identifiable assets and liabilities, reducing the amount allocated to goodwill from our December 31, 2011 preliminary allocation by an additional $28 million. These adjustments primarily included a reduction to goodwill to reflect the tax consequences of the expected reversal of differences in the U.S. GAAP and tax basis of assets and liabilities.

The following table summarizes our initial and final allocation of the assets acquired and liabilities assumed as of the acquisition date at estimated fair value.

	July 8, 2011
(Millions of dollars)	Initial	Final
Assets
Cash	$203	$204
Receivables - trade and other	693	705
Prepaid expenses	154	174
Inventories	2,305	2,223
Property, plant and equipment - net	692	694
Intangible assets	3,901	3,901
Goodwill	5,263	4,588
Other assets	48	141
Liabilities
Short-term borrowings	24	24
Long-term debt due within one year	16	16
Accounts payable	444	465
Accrued expenses	405	433
Customer advances	668	668
Other current liabilities	426	76
Long-term debt due after one year	1,514	1,528
Noncurrent deferred income tax liabilities	1,874	1,449
Other liabilities	434	517
Net assets acquired	$7,454	$7,454

The following table is a summary of the fair value estimates of the acquired identifiable intangible assets, weighted–average useful lives, and balance of accumulated amortization as of December 31, 2012 and 2011:

(Millions of dollars)			Accumulated amortization
	Fair Value	Weighted-average useful life (in years)	2012	2011
Customer relationships	$2,337	15	$231	$75
Intellectual property	1,489	12	182	58
Other	75	4	29	10
Total	$3,901	14	$442	$143

The identifiable intangible assets recorded as a result of the acquisition have been amortized from the acquisition date. Amortization expenses related to intangible assets were $299 million and $143 million in 2012 and 2011, respectively. Estimated aggregate amortization expense for the five succeeding years and thereafter is as follows:

(Millions of dollars)
2013	2014	2015	2016	2017	Thereafter
$299	$299	$290	$280	$280	$2,011

Goodwill in the amount of $4,588 million was recorded for the acquisition of Bucyrus.  Goodwill is calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized.  Goodwill will not be amortized, but will be tested for impairment at least annually.  Approximately $500 million of the goodwill is deductible for tax purposes.  Goodwill largely consists of expected synergies resulting from the acquisition.  Key areas of expected cost savings include elimination of redundant selling, general and administrative expenses and increased purchasing power for raw materials and supplies.  We also anticipate the acquisition will produce growth synergies as a result of the combined businesses’ broader product portfolio in the mining industry.

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions.  The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations.

The unaudited pro forma results presented below include the effects of the Bucyrus acquisition as if it had occurred as of January 1, 2010.  The unaudited pro forma results reflect certain adjustments related to the acquisition, such as the amortization associated with estimates for the acquired intangible assets, fair value adjustments for inventory, contracts and the impact of acquisition financing.  The 2011 supplemental pro forma earnings excluded $373 million of acquisition related costs, including consulting, legal and advisory fees, severance costs and financing expense prior to debt issuance.  Also, the 2011 supplemental pro forma earnings were adjusted to exclude $303 million of nonrecurring expense related to the fair value adjustment to acquisition-date inventory and $25 million acceleration of Bucyrus stock compensation expense.  The 2010 supplemental pro forma earnings were adjusted to include acquisition related costs and fair value adjustments to acquisition-date inventory.

The pro forma results do not include any anticipated synergies or other expected benefits of the acquisition.  Accordingly, the unaudited pro forma financial information below is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been completed on the dates indicated.

	Years ended December 31,
(Dollars in millions except per share data)	2011	2010
Total Sales and revenues	$62,281	$46,239
Profit	$5,401	$2,385
Profit per common share	$8.37	$3.78
Profit per common share – diluted	$8.11	$3.67

Bucyrus Distribution Business Divestitures

In conjunction with our acquisition of Bucyrus in July 2011, we announced our intention to sell the Bucyrus distribution business to Caterpillar dealers that support mining customers around the world in a series of individual transactions.  Bucyrus predominantly employed a direct to end customer model to sell and support products.  The intention is for all Bucyrus products to be sold and serviced by Caterpillar dealers, consistent with our long-held distribution strategy.  These transitions are occurring in phases based on the mining business opportunity within each dealer territory.

As portions of the Bucyrus distribution business are sold or classified as held for sale, they will not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from the Caterpillar dealers after the divestitures. The gain or loss on disposal, along with the continuing operations of these disposal groups, will be reported in the Resource Industries segment. Goodwill will be allocated to each disposal group using the relative fair value method. The value of the customer relationship intangibles related to each portion of the Bucyrus distribution business to be sold will be included in the disposal groups. The disposal groups will be recorded at the lower of their carrying value or fair value less cost to sell. In 2012, we recorded a goodwill impairment for $27 million related to a disposal group being sold to one of the Caterpillar dealers. Fair value was determined based upon the negotiated sales price. The impairment was recorded in Other operating (income) expenses and included in the Resource Industries segment. The portions of the distribution business that were sold were not material to our results of operations, financial position or cash flow.

In 2012, we completed 12 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $1,481 million. The majority of these transactions are subject to certain working capital adjustments. For the full year 2012, after-tax profit was unfavorably impacted by $28 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $310 million of income (included in Other operating (income) expenses) related to the sales transactions, offset by costs incurred related to the Bucyrus distribution divestiture activities of $177 million (included in Selling, general and administrative expenses) and income tax of $161 million.

Assets sold in 2012 included customer relationship intangibles of $256 million, other assets of $254 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $405 million related to the divested portions of the Bucyrus distribution business.

As part of these divestitures, Cat Financial provided $739 million of financing to five of the Caterpillar dealers. These loans are included in Receivables – finance and Long-term receivables – finance. Additionally, one of the dealers paid $5 million of its $20 million purchase price at closing. The remaining $15 million is due in the fourth quarter of 2013 and is included in Receivables – trade and other.

In December 2011, we completed one sale transaction whereby we sold a portion of the Bucyrus distribution business to a Caterpillar dealer for $337 million, which includes a $23 million working capital adjustment paid in the third quarter of 2012.  After-tax profit was favorably impacted by $9 million in 2011 as a result of the Bucyrus distribution business divestiture activities. This is comprised of $96 million of income (included in Other operating (income) expenses) primarily related to the December 2011 sale transaction, offset by costs incurred related to the Bucyrus distribution business divestiture activities of $32 million (included in Selling, general and administrative expenses) and income tax of $55 million.  Assets sold included customer relationship intangibles of $63 million, other assets of $53 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $101 million.

Impact of Bucyrus on Profit
(Millions of dollars)

Impact Excluding Divestitures Gain/(Loss)	Fourth Quarter 2012	Fourth Quarter 2011	Full Year 2012	Full Year 2011
Sales	$1,491	$1,389	$4,758	$2,524
Cost of goods sold	(1,269)	(1,140)	(3,716)	(2,159)
SG&A	(161)	(161)	(635)	(351)
R&D	(40)	(14)	(153)	(26)
Other operating income (costs)	5	(7)	3	(84)
Operating profit (loss)	26	67	257	(96)

Interest expense	(28)	(35)	(130)	(79)
Other income (expense)	(9)	(1)	(12)	(228)

Profit (loss) before tax	(11)	31	115	(403)
Income tax (provision)/benefit	5	(3)	(40)	133
Profit (loss) after tax of consolidated companies	(6)	28	75	(270)
Profit (loss) attributable to non-controlling interest	—	(1)	(1)	(1)
Profit/(loss)	$(6)	$27	$74	$(271)

Distribution Business Divestiture Gain/(Loss)
SG&A	$(44)	$(17)	$(177)	$(32)
Other operating income (costs)	124	96	310	96
Impact on operating profit	80	79	133	64
Income tax (provision)/benefit	(62)	(61)	(161)	(55)
Profit/(loss)	$18	$18	$(28)	$9

Fourth quarter 2012 operating profit was unfavorably impacted by $58 million to correct for an overstatement of inventory resulting from previously recorded profit on inter-company sales. This error favorably impacted 2011 operating profit by $24 million and first quarter 2012 operating profit by $34 million. These amounts are not material to the financial statements of any affected period.

Third Party Logistics Business Divestiture

On July 31, 2012, Platinum Equity acquired a 65 percent equity interest in Caterpillar Logistics Services LLC, the third party logistics division of our wholly owned subsidiary, Caterpillar Logistics Inc., for $541 million subject to certain working capital adjustments. The purchase price of $541 million was comprised of a $122 million equity contribution from Platinum Equity to, and third party debt raised by, Caterpillar Logistics Services LLC. The sale of the third party logistics business supports Caterpillar's increased focus on the continuing growth opportunities in its core businesses. Under the terms of the agreement, Caterpillar retained a 35 percent equity interest.

As a result of the divestiture, we recorded a pretax gain of $281 million (included in Other operating (income) expenses). In addition, we recognized $8 million of incremental incentive compensation expense. The fair value of our retained noncontrolling interest was $66 million, as determined by the $122 million equity contribution from Platinum Equity, and was included in Investments in unconsolidated affiliated companies. The disposal did not qualify as discontinued operations because Caterpillar expects significant continuing involvement through its noncontrolling interest. The financial impact of the disposal was reported in the All Other operating segment. Future results for our remaining interest will be recorded in Equity in profit (loss) of unconsolidated affiliated companies and will be reported in the All Other operating segment.

The controlling financial interest in Caterpillar Logistics Services LLC was not material to our results of operations, financial position or cash flow.

GLOSSARY OF TERMS

1.
All Other Segment - Primarily includes activities such as: the remanufacturing of Cat engines and components and remanufacturing services for other companies as well as the product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America (U.S. & Canada only); distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts; and the 50/50 joint venture with Navistar (NC2) until it became a wholly owned subsidiary of Navistar effective September 29, 2011. On July 31, 2012, we sold a majority interest in Caterpillar's third party logistics business.

2.	Consolidating Adjustments - Eliminations of transactions between Machinery and Power Systems and Financial Products.

3.
Construction Industries - A segment responsible for small and core construction machines. Responsibility includes business strategy, product design, product management and development, manufacturing, marketing, and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, medium track-type tractors, track-type loaders, motor graders and pipe layers. In addition, Construction Industries has responsibility for Power Systems and components in Japan and an integrated manufacturing cost center that supports Machinery and Power Systems businesses.

4.
Currency - With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery and Power Systems lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward, option and cross currency contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

5.
Debt-to-Capital Ratio - A key measure of financial strength used by both management and our credit rating agencies. The metric is a ratio of Machinery and Power Systems debt (short-term borrowings plus long-term debt) and redeemable noncontrolling interest to the sum of Machinery and Power Systems debt, redeemable noncontrolling interest and stockholders' equity.

6.	EAME - A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7.	Earning Assets - Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

8.
Financial Products Segment - Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

9.	Latin America - Geographic region including Central and South American countries and Mexico.

10.	Machinery and Power Systems (M&PS) - Represents the aggregate total of Construction Industries, Resource Industries, Power Systems, and All Other Segment and related corporate items and eliminations.

11.
Machinery and Power Systems Other Operating (Income) Expenses - Comprised primarily of gains/losses on disposal of long-lived assets, long-lived asset impairment charges, pension curtailment charges and employee redundancy costs.

12.
Manufacturing Costs - Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.

13.
Power Systems - A segment responsible for the product management, development, manufacturing, marketing, sales and product support of reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and petroleum industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services; the development, manufacturing, remanufacturing, maintenance, leasing and service of diesel-electric locomotives and components and other rail-related products and services.

14.
Price Realization - The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

15.
Resource Industries - A segment responsible for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for large track-type tractors, large mining trucks, underground mining equipment, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, compactors, select work tools, forestry products, paving products, machinery components and electronics and control systems. In addition, Resource Industries manages areas that provide services to other parts of the company, including integrated manufacturing, research and development and coordination of the Caterpillar Production System. During the third quarter of 2011, the acquisition of Bucyrus International, Inc. was completed. This added the responsibility for business strategy, product design, product management and development, manufacturing, marketing and sales and product support for electric rope shovels, draglines, hydraulic shovels, drills, highwall miners and electric drive off-highway trucks to Resource Industries. In addition, Resource Industries segment profit includes Bucyrus acquisition-related costs and the impact from divestiture of portions of the Bucyrus distribution business.

16.
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

17.
Siwei - ERA Mining Machinery Limited (ERA), including its wholly-owned subsidiary Zhengzhou Siwei Mechanical & Electrical Manufacturing Co., Ltd., which was acquired during the second quarter of 2012. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in China and is included in our Resource Industries segment.

LIQUIDITY AND CAPITAL RESOURCES

Sources of funds

We generate significant capital resources from operating activities, which are the primary source of funding for our Machinery and Power Systems operations.  Funding for these businesses is also provided by commercial paper and long-term debt issuances.  Financial Products operations are funded primarily from commercial paper, term debt issuances and collections from their existing portfolio.  Throughout 2012, we experienced favorable liquidity conditions globally in both our Machinery and Power Systems and Financial Products operations.  On a consolidated basis, we ended 2012 with $5.49 billion of cash, a increase of $2.43 billion from year-end 2011.  Our cash balances are held in numerous locations throughout the world.  We expect to meet our U.S. funding needs without repatriating undistributed profits that are indefinitely reinvested outside the United States.

Consolidated operating cash flow for 2012 was $5.24 billion down from $7.01 billion in 2011. The decrease was primarily due to unfavorable changes in accounts payable. Accounts payable in 2011 increased significantly due to higher material purchases for continued increases in production. During the second half of 2012, a decline in material purchases to support inventory reduction, resulted in lower accounts payable. In addition, tax payments, pension contributions and short-term incentive compensation payments were higher in 2012. Partially offsetting these items were less significant increases in inventory and receivables in 2012 as compared to 2011, as fourth-quarter 2012 production and sales were lower than the fourth quarter of 2011. In addition, full year profit was higher in 2012 as compared to 2011. See further discussion of operating cash flow under Machinery and Power Systems and Financial Products.

Total debt as of December 31, 2012, was $40.14 billion, an increase of $5.55 billion from year-end 2011.  Debt related to Machinery and Power Systems increased $1.35 billion in 2012, primarily due to the issuance of $1.50 billion of long-term debt in June 2012. Debt related to Financial Products increased $4.2 billion primarily at Cat Financial, reflecting increasing portfolio balances and a higher cash position.

We have three global credit facilities with a syndicate of banks totaling $10.00 billion (Credit Facility) available in the aggregate to both Caterpillar and Cat Financial for general liquidity purposes.  Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility available to Machinery and Power Systems as of December 31, 2012 was $2.75 billion.

•	The 364-day facility of $3.00 billion (of which $0.82 billion is available to Machinery and Power Systems) expires in September 2013.

•	The 2010 four-year facility of $2.60 billion (of which $0.72 billion is available to Machinery and Power Systems) expires in September 2015.

•	The 2011 five-year facility of $4.40 billion (of which $1.21 billion is available to Machinery and Power Systems) expires in September 2017.

At December 31, 2012, Caterpillar's consolidated net worth was $24.50 billion, which was above the $9.00 billion required under the Credit Facility.  The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2012, Cat Financial's covenant interest coverage ratio was 1.70 to 1.  This is above the 1.15 to 1 minimum ratio calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended, required by the Credit Facility.

In addition, at December 31, 2012, Cat Financial's six-month covenant leverage ratio was 8.70 to 1 and year-end covenant leverage ratio was 8.74 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31, required by the Credit Facility.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the bank group may terminate the commitments allocated to the party that does not meet its covenants.  Additionally, in such event, certain of Cat Financial's other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings.  At December 31, 2012, there were no borrowings under the Credit Facility.

Our total credit commitments as of December 31, 2012 were:

	December 31, 2012
(Millions of dollars)	Consolidated	Machinery and Power Systems	Financial Products
Credit lines available:
Global credit facilities	$10,000	$2,750	$7,250
Other external	5,125	728	4,397
Total credit lines available	15,125	3,478	11,647
Less: Commercial paper outstanding	(3,654)	—	(3,654)
Less: Utilized credit	(2,501)	(481)	(2,020)
Available credit	$8,970	$2,997	$5,973

Other consolidated credit lines with banks as of December 31, 2012 totaled $5.13 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial may guarantee subsidiary borrowings under these lines.

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

Machinery and Power Systems

Net cash provided by operating activities was $4.20 billion in 2012, compared with $7.97 billion in 2011. The decrease was primarily due to unfavorable changes in accounts payable. Accounts payable in 2011 increased significantly due to higher material purchases for continued increases in production. During the second half of 2012, a decline in material purchases to support inventory reduction, resulted in lower accounts payable. In addition, tax payments, pension contributions and short-term incentive compensation payments were higher in 2012. Partially offsetting these items was a less significant increase in inventory in 2012 as compared to 2011.

Net cash used for investing activities in 2012 was $1.87 billion compared with net cash used for investing activities of $9.33 billion in 2011.  The change was primarily due to the use of cash for the Bucyrus and MWM acquisitions in 2011. Cash proceeds from divestitures were significantly higher in 2012 due to the sale of portions of the Bucyrus distribution business and the sale of a majority interest in our third party logistics business. Partially offsetting these items was higher capital expenditures and the absence of the 2011 loan repayments from Cat Financial.

Net cash used for financing activities in 2012 was $0.77 billion compared with net cash provided by financing activities of $1.49 billion in 2011. The change was primarily the result of lower net inflows related to the issuance and repayment of long term debt, redemption of the remaining 33 percent interest of Cat Japan in the second quarter of 2012, and the accelerated payment of the fourth quarter 2012 dividend.

Our priorities for the use of cash are maintaining a strong financial position that helps maintain our credit rating, providing capital to support growth, appropriately funding employee benefit plans, paying dividends and repurchasing common stock with excess cash.

Strong financial position — A key measure of Machinery and Power Systems’ financial strength used by both management and our credit rating agencies is Machinery and Power Systems’ debt-to-capital ratio.  Debt-to-capital is defined as short-term borrowings, long-term debt due within one year, redeemable noncontrolling interest and long-term debt due after one year (debt) divided by the sum of debt (including redeemable noncontrolling interest) and stockholders’ equity.  Debt also includes borrowings from Financial Products.  The debt-to-capital ratio for Machinery and Power Systems was 37.4 percent at December 31, 2012, within our target range of 30 to 45 percent, compared with 42.7 percent at December 31, 2011.  An increase in stockholder's equity, driven primarily by profit employed in the business, decreased the debt-to-capital ratio by 7 percentage points, which was slightly offset by an increase in the debt-to-capital ratio of 2 percentage points driven by higher debt levels primarily due to the $1.5 billion long-term debt issued in June 2012.

Capital to support growth — Capital expenditures during 2012 were $3.44 billion, an increase of $789 million compared with 2011.  We expect capital expenditures for 2013 to be slightly below 2012 levels.

Appropriately funded employee benefit plans — During 2012, we made contributions of $580 million to our U.S. defined benefit pension plans and $446 million to our non-U.S. pension plans.  We made contributions of $212 million to our U.S. defined benefit pension plans and $234 million to our non-U.S. pension plans in 2011.  We expect to make approximately $480 million of required contributions in 2013.

Paying dividends — Dividends paid totaled $1.62 billion in 2012. There were two dividend payments made in the fourth quarter of 2012 as we accelerated the fourth quarter dividend payment of $340 million from January 2013 to December 2012. Each quarter, our Board of Directors reviews the company’s dividend for the applicable quarter.  The Board evaluates the financial condition of the company and considers the economic outlook, corporate cash flow, the company’s liquidity needs, and the health and stability of global credit markets to determine whether to maintain or change the quarterly dividend.

Common stock repurchases — Pursuant to the February 2007 Board-authorized stock repurchase program, $3.8 billion of the $7.5 billion authorized was spent through 2008.  In December 2011, the Board of Directors extended the authorization for the $7.5 billion stock repurchase program through December 31, 2015.  We have not repurchased stock under the program since 2008. Basic shares outstanding as of December 31, 2012 were 655 million.

Financial Products

Financial Products operating cash flow was $1.32 billion in 2012, compared with $1.12 billion in 2011. Net cash used for investing activities in 2012 was $4.52 billion, compared with $2.95 billion in 2011. The change was primarily due to more net cash used for finance receivables and expenditures for equipment leased to others due to increased growth in Cat Financial's portfolio. Net cash provided by financing activities in 2012 was $4.24 billion, compared with $1.24 billion in 2011. The change was primarily related to higher funding requirements, an increase in Cat Financial's cash position and the impact of net intercompany borrowings.

Dividends paid per common share
Quarter	2012	2011	2010
First	$.460	$.440	$.420
Second	.460	.440	.420
Third	.520	.460	.440
Fourth [1]	1.040	.460	.440
	$2.480	$1.800	$1.720

[1] There were two dividend payments of $0.52 per share in the fourth quarter of 2012 due to the acceleration of the fourth quarter dividend payment from January 2013 to December 2012.

Contractual obligations

The company has committed cash outflow related to long-term debt, operating lease agreements, postretirement obligations, purchase obligations, interest on long-term debt and other long-term contractual obligations. Minimum payments for these obligations are:

(Millions of dollars)	2013	2014	2015	2016	2017	After 2017	Total
Long-term debt:
Machinery and Power Systems (excluding capital leases)	$1,098	$752	$500	$515	$501	$6,325	$9,691
Machinery and Power Systems-capital leases	15	10	7	18	4	34	88
Financial Products	5,991	6,559	4,648	2,027	2,693	3,159	25,077
Total long-term debt	7,104	7,321	5,155	2,560	3,198	9,518	34,856
Operating leases	254	193	139	104	74	239	1,003
Postretirement obligations[1]	665	790	1,300	1,350	1,330	4,250	9,685
Purchase obligations:
Accounts payable[2]	6,753	—	—	—	—	—	6,753
Purchase orders[3]	8,667	1	—	—	—	—	8,668
Other contractual obligations[4]	578	545	540	312	197	249	2,421
Total purchase obligations	15,998	546	540	312	197	249	17,842
Interest on long-term debt[5]	1,048	837	691	636	550	4,622	8,384
Other long-term obligations[6]	268	228	180	112	100	382	1,270
Total contractual obligations	$25,337	$9,915	$8,005	$5,074	$5,449	$19,260	$73,040

[1]	Amounts represent expected contributions to our pension and other postretirement benefit plans through 2022, offset by expected Medicare Part D subsidy receipts.

[2]	Amount represents invoices received and recorded as liabilities in 2012, but scheduled for payment in 2013. These represent short-term obligations made in the ordinary course of business.

[3]	Amount represents contractual obligations for material and services on order at December 31, 2012 but not yet delivered. These represent short-term obligations made in the ordinary course of business.

[4]	Amounts represent long-term commitments entered into with key suppliers for minimum purchases quantities.

[5]	Amounts represent estimated contractual interest payments on long-term debt, including capital lease interest payments.

[6]
Amounts represent contractual obligations primarily related to logistics services agreements with the third party logistics business in which Caterpillar sold a majority interest in during 2012, software license contracts, IT consulting contracts and outsourcing contracts for benefit plan administration and software system support.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $715 million at December 31, 2012.  Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the table above.  We do not expect to make a tax payment related to these obligations within the next year that would significantly impact liquidity.

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

Residual values for leased assets – The residual values for Cat Financial’s leased assets, which are based upon the estimated wholesale market value of leased equipment at the time of the expiration of the lease, are based on a careful analysis of historical wholesale market sales prices, projected forward on a level trend line without consideration for inflation or possible future pricing action.  At the inception of the lease, residual values are derived from consideration of the following critical factors: market size and demand, any known significant market/product trends, total expected hours of usage, machine configuration, application, location, model changes, quantities and past re-marketing experience, third-party residual guarantees and contractual customer purchase options. Many of these factors are gathered in an application survey that is completed prior to quotation.  The lease agreement also clearly defines applicable return conditions and remedies for non-compliance, to ensure that the leased equipment will be in good operating condition upon return.  Model changes and updates, as well as market strength and product acceptance, are monitored and adjustments are made to residual values in accordance with the significance of any such changes.  Remarketing sales staff works closely with customers and dealers to manage the sale of lease returns and the recovery of residual exposure.

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

Fair values for goodwill impairment tests – We test goodwill for impairment annually, at the reporting unit level, and whenever events or circumstances make it likely that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell all or a portion of a reporting unit.  We perform our annual goodwill impairment test as of October 1 and monitor for interim triggering events on an ongoing basis.

Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step process.  We have an option to make a qualitative assessment of a reporting unit's goodwill for impairment.  If we choose to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary.  For reporting units where we perform the two-step process, the first step requires us to compare the fair value of each reporting unit, which we primarily determine using an income approach based on the present value of discounted cash flows, to the respective carrying value, which includes goodwill.  If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired.  If the carrying value is higher than the fair value, there is an indication that an impairment may exist and the second step is required.  In step two, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair values assigned to its assets and liabilities.  If the implied fair value of goodwill is less than the carrying value of the reporting unit's goodwill, the difference is recognized as an impairment loss.

The impairment test process requires valuation of the respective reporting unit, which we primarily determine using an income approach based on a discounted five year forecasted cash flow with a year-five residual value. The residual value is computed using the constant growth method, which values the forecasted cash flows in perpetuity. The income approach is supported by a reconciliation of our calculated fair value for Caterpillar to the company's market capitalization. The assumptions about future cash flows and growth rates are based on each reporting unit's long-term forecast and are subject to review and approval by senior management. The discount rate is a risk-adjusted weighted average cost of capital, which we believe approximates the rate from a market participant's perspective. The estimated fair value could be impacted by changes in market conditions, interest rates, growth rates, tax rates, costs, pricing and capital expenditures.

The 2012 impairment tests, completed in the fourth quarter, indicated the fair value of each of our reporting units was above its respective carrying value, including goodwill, with the exception of our Siwei reporting unit. The Siwei impairment test was performed as of November 30 after it came to our attention in the month of November that Siwei had engaged in accounting misconduct prior to Caterpillar's acquisition of Siwei in mid-2012. The accounting misconduct included inappropriate accounting practices involving improper cost allocation that resulted in overstated profit and improper revenue recognition practices involving early and, at times unsupported, revenue recognition. We determined the carrying value of Siwei exceeded its fair value at the measurement date, requiring step two in the impairment test process.  We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of $45 million remaining for Siwei as of December 31, 2012. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge is reported in the Resource Industries segment.

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

Impairment of available-for-sale securities – Available-for-sale securities, primarily at Cat Insurance, are reviewed at least quarterly to identify fair values below cost which may indicate that a security is impaired and should be written down to fair value.

For debt securities, once a security’s fair value is below cost we utilize data gathered by investment managers, external sources and internal research to monitor the performance of the security to determine whether an other-than-temporary impairment has occurred.  These reviews, which include an analysis of whether it is more likely than not that we will be required to sell the security before its anticipated recovery, consist of both quantitative and qualitative analysis and require a degree of management judgment.  Securities in a loss position are monitored and assessed at least quarterly based on severity and timing of loss and may be deemed other-than-temporarily impaired at any time.  Once a security’s fair value has been 20 percent or more below its original cost for six consecutive months, the security will be other-than-temporarily impaired unless there are sufficient facts and circumstances supporting otherwise.

For equity securities in a loss position, determining whether a security is other-than-temporarily impaired requires an analysis of that security's historical sector return as well as the volatility of that return. This information is utilized to estimate a security’s future fair value and to assess whether the security has the ability to recover to its original cost over a reasonable period of time. Both historical annualized sector returns and the volatility of those returns are considered over a two year period to arrive at these estimates.

For both debt and equity securities, qualitative factors are also considered in determining whether a security is other-than-temporarily impaired. These include reviews of the following:  significant changes in the regulatory, economic or technological environment of the investee, significant changes in the general market condition of either the geographic area or the industry in which the investee operates, and length of time and the extent to which the fair value has been less than cost.  These qualitative factors are subjective and require a degree of management judgment.

Warranty liability – At the time a sale is recognized, we record estimated future warranty costs.  The warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory.  Generally, historical claim rates are based on actual warranty experience for each product by machine model/engine size.  Specific rates are developed for each product build month and are updated monthly based on actual warranty claim experience.  Warranty costs may differ from those estimated if actual claim rates are higher or lower than our historical rates.

Stock-based compensation – We use a lattice-based option-pricing model to calculate the fair value of our stock options and SARs.  The calculation of the fair value of the awards using the lattice-based option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding the following:

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

Product liability and insurance loss reserve – We determine these reserves based upon reported claims in process of settlement and actuarial estimates for losses incurred but not reported. Loss reserves, including incurred but not reported reserves, are based on estimates and ultimate settlements may vary significantly from such estimates due to increased claims frequency or severity over historical levels.

Postretirement benefits – Primary actuarial assumptions were determined as follows:

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

•
The assumed discount rate is used to discount future benefit obligations back to today’s dollars.  The U.S. discount rate is based on a benefit cash flow-matching approach and represents the rate at which our benefit obligations could effectively be settled as of our measurement date, December 31.  The benefit cash flow-matching approach involves analyzing Caterpillar’s projected cash flows against a high quality bond yield curve, calculated using a wide population of corporate Aa bonds available on the measurement date.  The very highest and lowest yielding bonds (top and bottom 10 percent) are excluded from the analysis.  A similar approach is used to determine the assumed discount rate for our most significant non-U.S. plans. This rate is sensitive to changes in interest rates. A decrease in the discount rate would increase our obligation and future expense.

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

Post-sale discount reserve – We provide discounts to dealers through merchandising programs.  We have numerous programs that are designed to promote the sale of our products.  The most common dealer programs provide a discount when the dealer sells a product to a targeted end user.  The amount of accrued post-sale discounts was $1,066 million, $937 million and $779 million as of December 31, 2012, 2011 and 2010, respectively.  The reserve represents discounts that we expect to pay on previously sold units and is reviewed at least quarterly.  The reserve is adjusted if discounts paid differ from those estimated.  Historically, those adjustments have not been material.

Credit loss reserve - Management's ongoing evaluation of the adequacy of the allowance for credit losses considers both impaired and unimpaired finance receivables and takes into consideration past loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of underlying collateral and current economic conditions. In estimating probable credit losses, we review accounts that are past due, non-performing, in bankruptcy or otherwise identified as at risk for potential credit loss including accounts which have been modified.  Accounts are identified as at risk for potential credit loss using information available about the customer, such as financial statements, news reports and published credit ratings, as well as general information regarding industry trends and the economic environment in which our customers operate.

The allowance for credit losses attributable to specific accounts is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, we estimate the current fair value of the collateral and consider credit enhancements such as additional collateral and contractual third-party guarantees. The allowance for credit losses attributable to the remaining accounts is a general allowance based upon the risk in the portfolio, primarily using probabilities of default and an estimate of associated losses. In addition, qualitative factors not able to be fully captured in previous analysis including industry trends, macroeconomic factors and model imprecision are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

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

Income tax reserve – We are subject to the income tax laws of the many jurisdictions in which we operate.  These tax laws are complex, and the manner in which they apply to our facts is sometimes open to interpretation.  In establishing the provision for income taxes, we must make judgments about the application of these inherently complex tax laws.

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

GLOBAL WORKFORCE

Caterpillar worldwide full-time employment was 125,341 at the end of 2012 compared with 125,099 at the end of 2011, an increase of 242 full-time employees. The flexible workforce decreased 6,989 for a net decrease in the global workforce of 6,747.

The decrease was the result of divestitures and lower production in the fourth quarter of 2012, partially offset by acquisitions. Divestitures, primarily the sale of a majority interest in our third party logistics business and portions of the Bucyrus distribution business, decreased the global workforce by 7,723. Acquisitions, primarily Siwei, added 4,643 to the global workforce.

Full-Time Employees at Year-End
	2012	2011	2010
Inside U.S.	54,558	53,236	47,319
Outside U.S.	70,783	71,863	57,171
Total	125,341	125,099	104,490

By Region:
North America	55,372	54,880	48,540
EAME	25,611	28,778	22,977
Latin America	16,441	19,111	15,220
Asia/Pacific	27,917	22,330	17,753
Total	125,341	125,099	104,490

OTHER MATTERS

ENVIRONMENTAL AND LEGAL MATTERS

The company is regulated by federal, state and international environmental laws governing our use, transport and disposal of substances and control of emissions. In addition to governing our manufacturing and other operations, these laws often impact the development of our products, including, but not limited to, required compliance with air emissions standards applicable to internal combustion engines. We have made, and will continue to make, significant research and development and capital expenditures to comply with these emissions standards.

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is probable we will pay remedial costs at a site and those costs can be reasonably estimated, the costs are accrued against our earnings.  In formulating that estimate, we do not consider amounts expected to be recovered from insurance companies or others.  The amount recorded for environmental remediation is not material and is included in Accrued expenses.

We cannot reasonably estimate costs at sites in the very early stages of remediation.  Currently, we have a few sites in the very early stages of remediation, and there is no more than a remote chance that a material amount for remedial activities at any individual site, or at all sites in the aggregate, will be required.

We are also involved in unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues, environmental matters or intellectual property rights.  The aggregate range of reasonably possible losses in excess of accrued liabilities, if any, associated with these unresolved legal actions is not material.  In some cases, we cannot reasonably estimate a range of loss because there is insufficient information regarding the matter.  However, there is no more than a remote chance that any liability arising from these matters would be material.  Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated results of operations, financial position or liquidity.

RETIREMENT BENEFITS

We recognized pension expense of $723 million in 2012 as compared to $665 million in 2011. The increase in expense was due to higher amortization of net actuarial losses due to lower discount rates at the end of 2011 and asset losses in 2011. In addition, the 2012 expense includes $10 million of special termination benefits related to the closure of the Electro-Motive Diesel facility (discussed below), $7 million of curtailment expense due to changes in our hourly U.S. pension plan (discussed below) and $7 million of settlement losses due to the disposal of the third party logistics business. The increase in expense was partially offset by higher amortization of asset gains from 2009 and 2010. Accounting guidance on retirement benefits requires companies to discount future benefit obligations back to today’s dollars using a discount rate that is based on high-quality fixed income investments. A decrease in the discount rate increases the pension benefit obligation, while an increase in the discount rate decreases the pension benefit obligation.  This increase or decrease in the pension benefit obligation is recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as an actuarial gain or loss.  The guidance also requires companies to use an expected long-term rate of return on plan assets for computing current year pension expense.  Differences between the actual and expected returns are also recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as actuarial gains and losses. At the end of 2012, total actuarial losses recognized in Accumulated other comprehensive income (loss) for pension plans were $9.19 billion, as compared to $8.76 billion in 2011. The majority of the actuarial losses are due to lower discount rates, plan asset losses and losses from other demographic and economic assumptions over the past several years.  The increase from 2011 to 2012 was primarily the result of a decrease in discount rates, partially offset by current year asset gains and amortization of net actuarial losses into earnings during 2012.

In 2012, we recognized other postretirement benefit expense of $244 million compared to $322 million in 2011. The decrease in expense was primarily the result of curtailment gains of $40 million of which $37 million is related to the closure of the Electro-Motive Diesel facility discussed below. Actuarial losses recognized in Accumulated other comprehensive income (loss) for other postretirement benefit plans were $1.50 billion at the end of 2012 and 2011, respectively. These losses mainly reflect several years of declining discount rates, changes in our health care trend assumption, and plan asset losses, partially offset by gains from lower than expected health care costs.

Actuarial losses for both pensions and other postretirement benefits will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes, actual demographic experience and other factors that impact these expenses. These losses, reported in Accumulated other comprehensive income (loss), will generally be amortized as a component of net periodic benefit cost on a straight-line basis over the average remaining service period of active employees expected to receive benefits under the benefit plans.  For other postretirement benefit plans in which all or almost all of the plan’s participants are fully eligible for benefits under the plan, losses are amortized using the straight-line method over the remaining life expectancy of those participants.  At the end of 2012, the average remaining service period of active employees or life expectancy for fully eligible employees was 11 years for our U.S. and non-U.S. pension plans and 10 years for other postretirement benefit plans. We expect our amortization of net actuarial losses to increase approximately $90 million in 2013 as compared to 2012, primarily due to a decrease in discount rates during 2012 and plan asset losses during 2011, partially offset by higher amortization of plan asset gains from 2010 and 2012.  We expect our total pension and other postretirement benefits expense to increase approximately $30 million in 2013. Excluding the 2012 curtailment gain related to the closure of the Electro-motive Diesel facility our total benefit expense is expected to remain flat in 2013.

As announced in August 2010, on January 1, 2011, our retirement benefits for U.S. support and management employees began transitioning from defined benefit pension plans to defined contribution plans.  The transition date was determined for each employee based upon age and years of service or proximity to retirement.  Pension benefit accruals were frozen for certain employees on December 31, 2010, and will freeze for remaining employees on December 31, 2019. On the respective transition dates employees move to a retirement benefit that provides a frozen pension benefit and a 401(k) plan that provides an annual employer contribution. The plan change required a re-measurement as of August 31, 2010, which resulted in an increase in our Liability for postemployment benefits of $1.32 billion and a decrease in Accumulated other comprehensive income (loss) of $831 million net of tax.  The increase in the liability was due to a decline in the discount rate and lower than expected asset returns at the re-measurement date.  Curtailment expense of $28 million was also recognized in 2010 as a result of the plan change.

In February 2012, we announced the closure of the Electro-Motive Diesel facility located in London, Ontario. As a result of the closure, we recognized a $37 million other postretirement benefits curtailment gain. This excludes a $21 million loss of a third-party receivable for other postretirement benefits that was eliminated due to the closure. In addition, a $10 million special termination benefit expense was recognized related to statutory pension benefits required to be paid to certain affected employees. As a result, a net gain of $6 million related to the facility closure was recognized in Other operating (income) expenses.

In August 2012, we announced changes to our U.S. hourly pension plan, which impacted certain hourly employees. For impacted employees, pension benefit accruals will freeze on January 1, 2013 or January 1, 2016, at which time employees will become eligible for various provisions of company sponsored 401(k) plans including a matching contribution and an annual employer contribution. The plan changes resulted in a curtailment and required a remeasurement as of August 31, 2012. The curtailment and the remeasurement resulted in a net increase in our Liability for postemployment benefits of $243 million and a net loss of $153 million, net of tax, recognized in Accumulated other comprehensive income (loss). The increase in the liability was primarily due to a decline in the discount rate. Also, the curtailment resulted in expense of $7 million which was recognized in Other operating (income) expenses.

For our U.S. pension plans, our year-end 2012 asset allocation was 66 percent equity securities, 30 percent fixed income securities and 4 percent other. In August 2012, as part of our pension de-risking strategy, we revised our U.S. investment policy to better align assets with liabilities and reduce risk in our portfolio. Our current target allocations for the U.S. pension plans are 70 percent equity and 30 percent fixed income. While target allocation percentages will vary over time, our current strategy is to gradually reduce our equity allocation. Target allocation policies will be revisited periodically to ensure they reflect the overall objectives of the fund. The U.S. plans are rebalanced to plus or minus 5 percentage points of the target asset allocation ranges on a monthly basis.

The year-end 2012 asset allocation for our non-U.S. pension plans was 55 percent equity securities, 32 percent debt securities, 6 percent real estate and 7 percent other. The 2013 target allocation for our non-U.S. pension plans is 58 percent equity securities, 31 percent debt securities, 7 percent real estate and 4 percent other. Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.  The plans do not engage in derivative contracts for speculative purposes.

During 2012, we made contributions of $580 million to our U.S. defined benefit pension plans and $446 million to our non-U.S. pension plans.  We made contributions of $212 million to our U.S. defined benefit pension plans and $234 million to our non-U.S. pension plans in 2011.  We expect to make approximately $480 million of required contributions in 2013. We believe we have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one percentage point change in our primary actuarial assumptions on 2012 benefit costs and year-end obligations are included in the table below.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity

Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2012 pension and other postretirement benefits costs and obligations:

	2012 Benefit Cost		Year-end Benefit Obligation
(Millions of dollars)	One percentage- point increase	One percentage- point decrease	One percentage- point increase	One percentage- point decrease
Pension benefits:
Assumed discount rate	$(162)	$170	$(2,424)	$2,952
Expected rate of compensation increase	49	(42)	272	(242)
Expected long-term rate of return on plan assets	(130)	130	—	—
Other postretirement benefits:
Assumed discount rate	(47)	49	(584)	664
Expected rate of compensation increase	—	—	1	(1)
Expected long-term rate of return on plan assets	(8)	8	—	—
Assumed health care cost trend rate	56	(45)	321	(268)

Primary Actuarial Assumptions
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate	3.7%	4.3%	5.1%	3.7%	4.3%	4.6%	3.7%	4.3%	5.0%
Rate of compensation increase	4.5%	4.5%	4.5%	3.9%	3.9%	4.2%	4.4%	4.4%	4.4%

Weighted-average assumptions used to determine net cost:
Discount rate	4.3%	5.1%	5.4%	4.3%	4.6%	4.8%	4.3%	5.0%	5.6%
Expected return on plan assets	8.0%	8.5%	8.5%	7.1%	7.1%	7.0%	8.0%	8.5%	8.5%
Rate of compensation increase	4.5%	4.5%	4.5%	3.9%	4.1%	4.2%	4.4%	4.4%	4.4%

Health care cost trend rates at year-end:
Health care trend rate assumed for next year							7.1%	7.4%	7.9%
Rate that the cost trend rate gradually declines to							5.0%	5.0%	5.0%
Year that the cost trend rate reaches ultimate rate							2019	2019	2019

SENSITIVITY

Foreign Exchange Rate Sensitivity

Machinery and Power Systems use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years. Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Power Systems operations for the next 12 months and the foreign currency derivative instruments in place at year-end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2013 cash flow for our Machinery and Power Systems operations by approximately $526 million. Last year similar assumptions and calculations yielded a potential $569 million adverse impact on 2012 cash flow.  We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

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

Interest Rate Sensitivity

For our Machinery and Power Systems operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt, and by entering into forward rate agreements on future debt issuances.  A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would adversely affect 2013 pretax earnings of Machinery and Power Systems by $14 million. Last year, similar assumptions and calculations yielded a potential $15 million adverse impact on 2012 pretax earnings. This effect is caused by the interest rate fluctuations on our short-term debt and forward and fixed-to-floating interest rate swaps.

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

In order to properly manage sensitivity to changes in interest rates, Financial Products measures the potential impact of different interest rate assumptions on pretax earnings. All on-balance sheet positions, including derivative financial instruments, are included in the analysis. The primary assumptions included in the analysis are that there are no new fixed rate assets or liabilities, the proportion of fixed rate debt to fixed rate assets remains unchanged and the level of floating rate assets and debt remain constant. Based on the December 31, 2012 balance sheet under these assumptions, the analysis estimates the impact of a 100 basis point immediate and sustained parallel rise in interest rates to have a minimal impact to pretax earnings.  Last year, similar assumptions and calculations yielded a potential $9 million adverse impact on 2012 pretax earnings.

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

Supplemental Consolidating Data

We are providing supplemental consolidating data for the purpose of additional analysis.  The data has been grouped as follows:

Consolidated – Caterpillar Inc. and its subsidiaries.

Machinery and Power Systems – The Machinery and Power Systems data contained in the schedules on pages A-136 to A-138 are “non-GAAP financial measures” as defined by the Securities and Exchange Commission in Regulation G. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures. Caterpillar defines Machinery and Power Systems as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Power Systems information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products – primarily our finance and insurance subsidiaries, Cat Financial and Cat Insurance.

Consolidating Adjustments – eliminations of transactions between Machinery and Power Systems and Financial Products.
Pages A-136 to A-138 reconcile Machinery and Power Systems with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Supplemental Data for Results of Operations
For The Years Ended December 31
				Supplemental consolidating data
	Consolidated			Machinery & Power Systems [1]			Financial Products			Consolidating Adjustments
(Millions of dollars)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012		2011		2010
Sales and revenues:
Sales of Machinery and Power Systems	$63,068	$57,392	$39,867	$63,068	$57,392	$39,867	$—	$—	$—	$—		$—		$—
Revenues of Financial Products	2,807	2,746	2,721	—	—	—	3,160	3,057	2,986	(353)	[2]	(311)	[2]	(265)	[2]
Total sales and revenues	65,875	60,138	42,588	63,068	57,392	39,867	3,160	3,057	2,986	(353)		(311)		(265)

Operating costs:
Cost of goods sold	47,055	43,578	30,367	47,055	43,578	30,367	—	—	—	—		—		—
Selling, general and administrative expenses	5,919	5,203	4,248	5,348	4,631	3,689	618	621	603	(47)	[3]	(49)	[3]	(44)	[3]
Research and development expenses	2,466	2,297	1,905	2,466	2,297	1,905	—	—	—	—		—		—
Interest expense of Financial Products	797	826	914	—	—	—	801	827	916	(4)	[4]	(1)	[4]	(2)	[4]
Goodwill impairment charge	580	—	—	580	—	—	—	—	—	—		—		—
Other operating (income) expenses	485	1,081	1,191	(495)	63	119	1,000	1,026	1,080	(20)	[3]	(8)	[3]	(8)	[3]
Total operating costs	57,302	52,985	38,625	54,954	50,569	36,080	2,419	2,474	2,599	(71)		(58)		(54)
Operating profit	8,573	7,153	3,963	8,114	6,823	3,787	741	583	387	(282)		(253)		(211)
Interest expense excluding Financial Products	467	396	343	512	439	407	—	—	—	(45)	[4]	(43)	[4]	(64)	[4]
Other income (expense)	130	(32)	130	(146)	(279)	(77)	39	37	60	237	[5]	210	[5]	147	[5]

Consolidated profit before taxes	8,236	6,725	3,750	7,456	6,105	3,303	780	620	447	—		—		—
Provision (benefit) for income taxes	2,528	1,720	968	2,314	1,568	882	214	152	86	—		—		—
Profit of consolidated companies	5,708	5,005	2,782	5,142	4,537	2,421	566	468	361	—		—		—
Equity in profit (loss) of unconsolidated affiliated companies	14	(24)	(24)	14	(24)	(24)	—	—	—	—		—		—
Equity in profit of Financial Products’ subsidiaries	—	—	—	555	453	350	—	—	—	(555)	[6]	(453)	[6]	(350)	[6]

Profit of consolidated and affiliated companies	5,722	4,981	2,758	5,711	4,966	2,747	566	468	361	(555)		(453)		(350)

Less: Profit (loss) attributable to noncontrolling interests	41	53	58	30	38	47	11	15	11	—		—		—

Profit [7]	$5,681	$4,928	$2,700	$5,681	$4,928	$2,700	$555	$453	$350	$(555)		$(453)		$(350)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of Financial Products’ revenues earned from Machinery and Power Systems.

[3]	Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.

[4]	Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.

[5]	Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.

[6]	Elimination of Financial Products’ profit due to equity method of accounting.

[7]	Profit attributable to common stockholders.

Supplemental Data for Financial Position
At December 31
			Supplemental consolidating data
	Consolidated		Machinery & Power Systems [1]		Financial Products		Consolidating Adjustments
(Millions of dollars)	2012	2011	2012	2011	2012	2011	2012		2011
Assets
Current assets:
Cash and short-term investments	$5,490	$3,057	$3,306	$1,829	$2,184	$1,228	$—		$—
Receivables - trade and other	10,092	10,285	5,634	5,497	445	430	4,013	[2,3]	4,358	[2,3]
Receivables - finance	8,860	7,668	—	—	13,259	12,202	(4,399)	[3]	(4,534)	[3]
Deferred and refundable income taxes	1,547	1,580	1,501	1,515	46	65	—		—
Prepaid expenses and other current assets	988	994	547	525	454	481	(13)	[4]	(12)	[4]
Inventories	15,547	14,544	15,547	14,544	—	—	—		—
Total current assets	42,524	38,128	26,535	23,910	16,388	14,406	(399)		(188)

Property, plant and equipment - net	16,461	14,395	13,058	11,492	3,403	2,903	—		—
Long-term receivables - trade and other	1,316	1,130	195	281	284	271	837	[2,3]	578	[2,3]
Long-term receivables - finance	14,029	11,948	—	—	14,902	12,556	(873)	[3]	(608)	[3]
Investments in unconsolidated affiliated companies	272	133	272	133	—	—	—		—
Investments in Financial Products subsidiaries	—	—	4,433	4,035	—	—	(4,433)	[5]	(4,035)	[5]
Noncurrent deferred and refundable income taxes	2,011	2,157	2,422	2,593	105	97	(516)	[6]	(533)	[6]
Intangible assets	4,016	4,368	4,008	4,359	8	9	—		—
Goodwill	6,942	7,080	6,925	7,063	17	17	—		—
Other assets	1,785	2,107	436	813	1,349	1,294	—		—
Total assets	$89,356	$81,446	$58,284	$54,679	$36,456	$31,553	$(5,384)		$(4,786)

Liabilities
Current liabilities:
Short-term borrowings	$5,287	$3,988	$668	$157	$4,859	$3,895	$(240)	[7]	$(64)	[7]
Accounts payable	6,753	8,161	6,718	8,106	178	165	(143)	[8]	(110)	[8]
Accrued expenses	3,667	3,386	3,258	2,957	422	443	(13)	[9]	(14)	[9]
Accrued wages, salaries and employee benefits	1,911	2,410	1,876	2,373	35	37	—		—
Customer advances	2,978	2,691	2,978	2,691	—	—	—		—
Dividends payable	—	298	—	298	—	—	—		—
Other current liabilities	2,055	1,967	1,561	1,590	502	382	(8)	[6]	(5)	[6]
Long-term debt due within one year	7,104	5,660	1,113	558	5,991	5,102	—		—
Total current liabilities	29,755	28,561	18,172	18,730	11,987	10,024	(404)		(193)
Long-term debt due after one year	27,752	24,944	8,705	8,446	19,086	16,529	(39)	[7]	(31)	[7]
Liability for postemployment benefits	11,085	10,956	11,085	10,956	—	—	—		—
Other liabilities	3,182	3,583	2,740	3,145	950	965	(508)	[6]	(527)	[6]
Total liabilities	71,774	68,044	40,702	41,277	32,023	27,518	(951)		(751)
Commitments and contingencies
Redeemable noncontrolling interest	—	473	—	473	—	—	—		—
Stockholders’ equity
Common stock	4,481	4,273	4,481	4,273	906	906	(906)	[5]	(906)	[5]
Treasury stock	(10,074)	(10,281)	(10,074)	(10,281)	—	—	—		—
Profit employed in the business	29,558	25,219	29,558	25,219	3,185	2,880	(3,185)	[5]	(2,880)	[5]
Accumulated other comprehensive income (loss)	(6,433)	(6,328)	(6,433)	(6,328)	236	154	(236)	[5]	(154)	[5]
Noncontrolling interests	50	46	50	46	106	95	(106)	[5]	(95)	[5]
Total stockholders’ equity	17,582	12,929	17,582	12,929	4,433	4,035	(4,433)		(4,035)
Total liabilities, redeemable noncontrolling interest and stockholders’ equity	$89,356	$81,446	$58,284	$54,679	$36,456	$31,553	$(5,384)		$(4,786)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of receivables between Machinery and Power Systems and Financial Products.

[3]	Reclassification of Machinery and Power Systems’ trade receivables purchased by Financial Products and Financial Products' wholesale inventory receivables.

[4]	Elimination of Machinery and Power Systems’ insurance premiums that are prepaid to Financial Products.

[5]	Elimination of Financial Products’ equity which is accounted for on Machinery and Power Systems on the equity basis.

[6]	Reclassification reflecting required netting of deferred tax assets/liabilities by taxing jurisdiction.

[7]	Elimination of debt between Machinery and Power Systems and Financial Products.

[8]	Elimination of payables between Machinery and Power Systems and Financial Products.

[9]	Elimination of prepaid insurance in Financial Products’ accrued expenses.

Supplemental Data for Statement of Cash Flow
For the Years Ended December 31			Supplemental consolidating data
	Consolidated		Machinery & Power Systems[1]		Financial Products		Consolidating Adjustments
(Millions of dollars)	2012	2011	2012	2011	2012	2011	2012		2011
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$5,722	$4,981	$5,711	$4,966	$566	$468	$(555)	[2]	$(453)	[2]
Adjustments for non-cash items:
Depreciation and amortization	2,813	2,527	2,082	1,802	731	725	—		—
Undistributed Profit of Financial Products	—	—	(305)	—	—	—	305	[12]	—
Net gain from sale of businesses and investments	(630)	(128)	(630)	(125)	—	(3)	—		—
Goodwill impairment charge	580	—	580	—	—	—	—		—
Other	439	585	332	467	(88)	(109)	195	[4]	227	[4]
Financial Products' dividend in excess of profit	—	—	—	147	—	—	—		(147)	[3]
Changes in assets and liabilities, net of acquisitions and divestitures:	0	0
Receivables - trade and other	(173)	(1,345)	—	286	(37)	5	(136)	[4,5]	(1,636)	[4,5]
Inventories	(1,149)	(2,927)	(1,094)	(2,924)	—	—	(55)	[4]	(3)	[4]
Accounts payable	(1,868)	1,555	(1,821)	1,635	(15)	(8)	(32)	[4]	(72)	[4]
Accrued expenses	183	308	134	282	48	28	1	[4]	(2)	[4]
Accrued wages, salaries and employee benefits	(490)	619	(488)	610	(2)	9	—		—
Customer advances	241	173	241	173	—	—	—		—
Other assets—net	252	(91)	275	(139)	(7)	35	(16)	[4]	13	[4]
Other liabilities—net	(679)	753	(819)	792	124	(26)	16	[4]	(13)	[4]
Net cash provided by (used for) operating activities	5,241	7,010	4,198	7,972	1,320	1,124	(277)		(2,086)

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(3,350)	(2,515)	(3,335)	(2,503)	(15)	(12)	—		—
Expenditures for equipment leased to others	(1,726)	(1,409)	(100)	(143)	(1,781)	(1,342)	155	[4,11]	76	[4]
Proceeds from disposals of leased assets and property, plant and equipment	1,117	1,354	244	259	891	1,173	(18)	[4]	(78)	[4]
Additions to finance receivables	(12,010)	(10,001)	—	—	(18,754)	(17,058)	6,744	[5,10,11]	7,057	[5,9]
Collections of finance receivables	8,995	8,874	—	—	14,787	15,260	(5,792)	[5,11]	(6,386)	[5]
Net intercompany purchased receivables	—	—	—	—	250	(1,164)	(250)	[5]	1,164	[5]
Proceeds from sale of finance receivables	132	207	—	—	144	207	(12)	[5]	—
Net intercompany borrowings	—	—	(203)	600	33	41	170	[6]	(641)	[6]
Investments and acquisitions (net of cash acquired)	(618)	(8,184)	(562)	(8,184)	—	—	(56)	[11]	—
Proceeds from sale of businesses and investments (net of cash sold)	1,199	376	1,943	712	—	11	(744)	[10]	(347)	[9]
Proceeds from sale of available-for-sale securities	306	247	27	13	279	234	—		—
Investments in available-for-sale securities	(402)	(336)	(8)	(15)	(394)	(321)	—		—
Other—net	167	(40)	126	(70)	41	26	—		4	[7]
Net cash provided by (used for) investing activities	(6,190)	(11,427)	(1,868)	(9,331)	(4,519)	(2,945)	197		849

Cash flow from financing activities:
Dividends paid	(1,617)	(1,159)	(1,617)	(1,159)	(250)	(600)	250	[8]	600	[8]
Distribution to noncontrolling interests	(6)	(3)	(6)	(3)	—	—	—		—
Common stock issued, including treasury shares reissued	52	123	52	123	—	4	—		(4)	[7]
Excess tax benefit from stock-based compensation	192	189	192	189	—	—	—		—
Acquisitions of redeemable noncontrolling interests	(444)	—	(444)	—	—	—	—		—
Acquisitions of noncontrolling interests	(5)	(8)	(5)	(1)	—	(7)	—		—
Net intercompany borrowings	—	—	(33)	(41)	203	(600)	(170)	[6]	641	[6]
Proceeds from debt issued (original maturities greater than three months)	16,015	15,460	2,209	4,587	13,806	10,873	—		—
Payments on debt (original maturities greater than three months)	(11,099)	(10,593)	(1,107)	(2,269)	(9,992)	(8,324)	—		—
Short-term borrowings - net (original maturities three months or less)	461	(43)	(14)	60	475	(103)	—		—
Net cash provided by (used for) financing activities	3,549	3,966	(773)	1,486	4,242	1,243	80		1,237
Effect of exchange rate changes on cash	(167)	(84)	(80)	(123)	(87)	39	—		—
Increase (decrease) in cash and short-term investments	2,433	(535)	1,477	4	956	(539)	—		—
Cash and short-term investments at beginning of period	3,057	3,592	1,829	1,825	1,228	1,767	—		—
Cash and short-term investments at end of period	$5,490	$3,057	$3,306	$1,829	$2,184	$1,228	$—		$—

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of Financial Products’ profit after tax due to equity method of accounting.

[3]	Elimination of Financial Products’ dividend to Machinery and Power Systems in excess of Financial Products’ profit.

[4]	Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.

[5]	Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.

[6]	Elimination of net proceeds and payments to/from Machinery and Power Systems and Financial Products.

[7]	Elimination of change in investment and common stock related to Financial Products.

[8]	Elimination of dividend from Financial Products to Machinery and Power Systems.

[9]	Elimination of proceeds received from Financial Products related to Machinery and Power Systems’ sale of Carter Machinery.

[10]	Elimination of proceeds received from Financial Products related to Machinery and Power Systems’ sale of portions of the Bucyrus distribution businesses to Cat dealers.

[11]	Reclassification of Financial Products' payments related to Machinery and Power Systems' acquisition of Caterpillar Tohoku Limited.

[12]	Elimination of non-cash adjustment for the undistributed earnings from Financial Products.

SUPPLEMENTAL STOCKHOLDER INFORMATION

Stockholder Services

Registered stockholders should contact:

Stock Transfer Agent		Caterpillar Corporate Secretary
Computershare Shareowner Services LLC		Christopher M. Reitz
(formerly BNY Mellon Shareowner Services)		Corporate Secretary
P.O. Box 43006		Caterpillar Inc.
Providence, RI 02940-3006		100 N.E. Adams Street
Phone:	(866) 203-6622 (U.S. and Canada)	Peoria, IL 61629-6490
	+1 (201) 680-6578 (Outside U.S. and Canada)	Phone:	(309) 675-4619
Hearing Impaired:	(800) 231-5469 (U.S. or Canada)	Fax:	(309) 494-1467
	(201) 680-6610 (Outside U.S. or Canada)	E-mail:	CATshareservices@CAT.com
Internet:	https://www-us.computershare.com/Investor/

Shares held in Street Position
Stockholders that hold shares through a street position should contact their bank or broker with questions regarding those shares.

Stock Purchase Plan

Current stockholders and other interested investors may purchase Caterpillar Inc. common stock directly through a Direct Stock Purchase and Dividend Reinvestment Plan for Caterpillar Inc. which is sponsored and administered by our Transfer Agent, Computershare. The program materials and enrollment form are available on-line from Computershare's website https://www-us.computershare.com/Investor/ or by following a link from www.caterpillar.com/dspp.

Investor Relations

Institutional analysts, portfolio managers, and representatives of financial institutions seeking additional information about the Company should contact:

Senior Manager of Investor Relations
Rich Moore	Phone:	(309) 675-4549
Caterpillar Inc.	Fax:	(309) 675-4457
100 N.E. Adams Street	E-mail:	CATir@CAT.com
Peoria, IL 61629-5310	Internet:	www.caterpillar.com/investors

Company Information

Current information -

•
phone our Information Hotline - (800) 228-7717 (U.S. or Canada) or (858) 764-9492 (Outside U.S. or Canada) to request company publications by mail, listen to a summary of Caterpillar’s latest financial results and current outlook, or to request a copy of results by fax or mail

•	request, view, or download materials on-line by visiting www.caterpillar.com/materialsrequest or register for e-mail alerts by visiting www.caterpillar.com/investors

Historical information -

•	view/download on-line at www.caterpillar.com/historical

Annual Meeting

On Wednesday, June 12, 2013, at 8:00 a.m., Eastern Time, the annual meeting of stockholders will be held in Greensboro, North Carolina. We expect to send proxy materials to stockholders on or about May 2, 2013.

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

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2012		2011
Quarter	High	Low	High	Low
First	$116.95	$92.77	$111.98	$92.30
Second	$109.77	$80.96	$116.55	$94.21
Third	$94.28	$78.25	$112.65	$72.60
Fourth	$91.83	$80.16	$98.20	$67.54

Number of Stockholders: Stockholders of record at year-end totaled 35,738, compared with 38,401 at the end of 2011. Approximately 61 percent of our issued shares are held by institutions and banks, 32 percent by individuals, and 7 percent by employees through company stock plans.

Caterpillar tax qualified defined contribution retirement plans held 33,302,344 shares at year-end, including 6,520,302 shares sold during 2012.  Non-U.S. employee stock purchase plans held an additional 4,271,487 shares at year-end, including 669,330 shares acquired during 2012.

Performance Graph: Total Cumulative Stockholder Return for Five-Year Period Ending December 31, 2012

The graph below shows the cumulative stockholder return assuming an investment of $100 on December 31, 2007, and reinvestment of dividends issued thereafter.

175
150
125
100
75
50
25
2007
2008
2009
2010
2011
2012
Fiscal Year Ending December 31
Caterpillar Inc.
S&P 500 Index
S&P 500 Machinery Index

	2007	2008	2009	2010	2011	2012
Caterpillar Inc.	$100.00	$63.21	$84.13	$141.91	$139.75	$141.96
S&P 500	$100.00	$63.01	$79.69	$91.71	$93.62	$108.59
S&P 500 Machinery	$100.00	$54.12	$75.78	$116.97	$105.50	$123.67

Directors/Committee Membership (as of February 1, 2013)

	Audit	Compensation	Governance	Public Policy
David L. Calhoun		✓
Daniel M. Dickinson	✓
Juan Gallardo			✓
David R. Goode		✓*
Jesse J. Greene, Jr.				✓
Jon M. Huntsman, Jr.				✓
Peter A. Magowan			✓
Dennis A. Muilenburg	✓
Douglas R. Oberhelman
William A. Osborn	✓*
Charles D. Powell				✓*
Edward B. Rust, Jr.			✓*
Susan C. Schwab				✓
Joshua I. Smith		✓
Miles D. White		✓
* Chairman of Committee

Officers (as of February 1, 2013, except as noted)

Douglas R. Oberhelman	Chairman and Chief Executive Officer
Bradley M. Halverson	Group President and Chief Financial Officer
Stuart L. Levenick	Group President
Edward J. Rapp	Group President
D. James Umpleby III	Group President
Gerard R. Vittecoq (1)	Group President
Steven H. Wunning	Group President
James B. Buda	Executive Vice President, Law and Public Policy
Kent M. Adams	Vice President
William P. Ainsworth	Vice President
Mary H. Bell	Vice President
Thomas J. Bluth	Vice President
David P. Bozeman	Vice President
Robert B. Charter	Vice President
Qihua Chen	Vice President
Frank J. Crespo	Vice President
Christopher C. Curfman	Vice President
Paolo Fellin	Vice President
William E. Finerty	Vice President
Steven L. Fisher	Vice President
Gregory S. Folley	Vice President
Thomas G. Frake	Vice President
Stephen A. Gosselin	Vice President
Hans A. Haefeli	Vice President
Kimberly S. Hauer	Vice President
Gwenne A. Henricks	Vice President
Denise C. Johnson	Vice President
James W. Johnson	Vice President
Kathryn Dickey Karol	Vice President
Randy M. Krotowski	Vice President
Julie A. Lagacy	Vice President
Stephen P. Larson	Vice President
Nigel A. Lewis	Vice President
Thomas A. Pellette	Vice President
William J. Rohner	Vice President
Mark E. Sweeney	Vice President
Tana L. Utley	Vice President
Edward J. Scott	Treasurer
Matthew R. Jones	Chief Audit Officer
Christopher C. Spears	Chief Ethics and Compliance Officer
Jananne A. Copeland	Chief Accounting Officer
Michael L. DeWalt	Controller
Christopher M. Reitz	Corporate Secretary
Robin D. Beran	Assistant Treasurer
Patrick G. Holcombe	Assistant Secretary
Joni J. Funk	Assistant Secretary

(1) will retire effective 6/1/2013