Form 10-K, Exhibit 13
period 2013-12-31
CATERPILLAR INC
filed 2014-02-18
CIK 18230

EXHIBIT 13

CATERPILLAR INC.
GENERAL AND FINANCIAL INFORMATION
2013

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (1992). Based on our assessment we concluded that, as of December 31, 2013, the company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report appears on page A-4.

/s/Douglas R. Oberhelman
Douglas R. Oberhelman
Chairman of the Board
and Chief Executive Officer

/s/Bradley M. Halverson
Bradley M. Halverson
Group President
and Chief Financial Officer

February 18, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Caterpillar Inc.:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of results of operations, comprehensive income, changes in stockholders' equity, and of cash flow, including pages A-5 through A-101, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page A-3. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP

Peoria, Illinois
February 18, 2014

STATEMENT 1		Caterpillar Inc.
Consolidated Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)
	2013	2012	2011
Sales and revenues:
Sales of Machinery and Power Systems	$52,694	$63,068	$57,392
Revenues of Financial Products	2,962	2,807	2,746
Total sales and revenues	55,656	65,875	60,138

Operating costs:
Cost of goods sold	40,727	47,055	43,578
Selling, general and administrative expenses	5,547	5,919	5,203
Research and development expenses	2,046	2,466	2,297
Interest expense of Financial Products	727	797	826
Goodwill impairment charge	—	580	—
Other operating (income) expenses	981	485	1,081
Total operating costs	50,028	57,302	52,985

Operating profit	5,628	8,573	7,153

Interest expense excluding Financial Products	465	467	396
Other income (expense)	(35)	130	(32)

Consolidated profit before taxes	5,128	8,236	6,725

Provision (benefit) for income taxes	1,319	2,528	1,720
Profit of consolidated companies	3,809	5,708	5,005

Equity in profit (loss) of unconsolidated affiliated companies	(6)	14	(24)

Profit of consolidated and affiliated companies	3,803	5,722	4,981

Less: Profit (loss) attributable to noncontrolling interests	14	41	53

Profit [1]	$3,789	$5,681	$4,928

Profit per common share	$5.87	$8.71	$7.64

Profit per common share — diluted [2]	$5.75	$8.48	$7.40

Weighted-average common shares outstanding (millions)
- Basic	645.2	652.6	645.0
- Diluted [2]	658.6	669.6	666.1

Cash dividends declared per common share	$2.32	$2.02	$1.82

[1]	Profit attributable to common stockholders.

[2]	Diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 2		Caterpillar Inc.
Consolidated Comprehensive Income for the Years Ended December 31
(Millions of dollars)
	2013	2012	2011

Profit of consolidated and affiliated companies	$3,803	$5,722	$4,981
Other comprehensive income (loss), net of tax:
Foreign currency translation, net of tax (provision)/benefit of: 2013 - $57; 2012 - $9; 2011 - $3	(277)	60	(312)

Pension and other postretirement benefits:
Current year actuarial gain (loss), net of tax (provision)/benefit of: 2013 - $(1,232); 2012 - $372; 2011 - $1,276	2,277	(731)	(2,364)
Amortization of actuarial (gain) loss, net of tax (provision)/benefit of: 2013 - $(265); 2012 - $(243); 2011 - $(221)	516	458	412
Current year prior service credit (cost), net of tax (provision)/benefit of: 2013 - $(2); 2012 - $(12); 2011 - $(51)	3	23	95
Amortization of prior service (credit) cost, net of tax (provision)/benefit of: 2013 - $19; 2012 - $17; 2011 - $11	(35)	(31)	(21)
Amortization of transition (asset) obligation, net of tax (provision)/benefit of: 2013 - $(1); 2012 - $(1); 2011 - $(1)	1	1	1

Derivative financial instruments:
Gains (losses) deferred, net of tax (provision)/benefit of: 2013 - $2; 2012 - $29; 2011 - $12	(4)	(48)	(21)
(Gains) losses reclassified to earnings, net of tax (provision)/benefit of: 2013 - $(25); 2012 - $(10); 2011 - $21	41	16	(34)

Available-for-sale securities:
Gains (losses) deferred, net of tax (provision)/benefit of: 2013 - $(15); 2012 - $(13); 2011 - $2	29	26	(5)
(Gains) losses reclassified to earnings, net of tax (provision)/benefit of: 2013 - $6; 2012 - $1; 2011 - $(1)	(13)	(3)	1
Total other comprehensive income (loss), net of tax	2,538	(229)	(2,248)
Comprehensive income	6,341	5,493	2,733
Less: comprehensive income attributable to the noncontrolling interests	(17)	(24)	(82)
Comprehensive income attributable to stockholders	$6,324	$5,469	$2,651

See accompanying notes to Consolidated Financial Statements.

STATEMENT 3		Caterpillar Inc.
Consolidated Financial Position at December 31
(Dollars in millions)
	2013	2012	2011
Assets
Current assets:
Cash and short-term investments	$6,081	$5,490	$3,057
Receivables - trade and other	8,413	9,706	10,057
Receivables - finance	8,763	8,860	7,668
Deferred and refundable income taxes	1,553	1,547	1,580
Prepaid expenses and other current assets	900	988	994
Inventories	12,625	15,547	14,544
Total current assets	38,335	42,138	37,900

Property, plant and equipment - net	17,075	16,461	14,395
Long-term receivables - trade and other	1,397	1,316	1,130
Long-term receivables - finance	14,926	14,029	11,948
Investments in unconsolidated affiliated companies	272	272	133
Noncurrent deferred and refundable income taxes	594	2,011	2,157
Intangible assets	3,596	4,016	4,368
Goodwill	6,956	6,942	7,080
Other assets	1,745	1,785	2,107
Total assets	$84,896	$88,970	$81,218

Liabilities
Current liabilities:
Short-term borrowings:
Machinery and Power Systems	$16	$636	$93
Financial Products	3,663	4,651	3,895
Accounts payable	6,560	6,753	8,161
Accrued expenses	3,493	3,667	3,386
Accrued wages, salaries and employee benefits	1,622	1,911	2,410
Customer advances	2,360	2,638	2,487
Dividends payable	382	—	298
Other current liabilities	1,849	2,055	1,967
Long-term debt due within one year:
Machinery and Power Systems	760	1,113	558
Financial Products	6,592	5,991	5,102
Total current liabilities	27,297	29,415	28,357
Long-term debt due after one year:
Machinery and Power Systems	7,999	8,666	8,415
Financial Products	18,720	19,086	16,529
Liability for postemployment benefits	6,973	11,085	10,956
Other liabilities	3,029	3,136	3,559
Total liabilities	64,018	71,388	67,816
Commitments and contingencies (Notes 21 and 22)
Redeemable noncontrolling interest (Note 25)	—	—	473
Stockholders’ equity
Common stock of $1.00 par:
Authorized shares: 2,000,000,000 Issued shares: (2013, 2012 and 2011 – 814,894,624) at paid-in amount	4,709	4,481	4,273
Treasury stock: (2013 – 177,072,282; 2012 – 159,846,131 shares; and 2011 – 167,361,280 shares) at cost	(11,854)	(10,074)	(10,281)
Profit employed in the business	31,854	29,558	25,219
Accumulated other comprehensive income (loss)	(3,898)	(6,433)	(6,328)
Noncontrolling interests	67	50	46
Total stockholders’ equity	20,878	17,582	12,929
Total liabilities, redeemable noncontrolling interest and stockholders’ equity	$84,896	$88,970	$81,218

See accompanying notes to Consolidated Financial Statements.

STATEMENT 4		Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31
(Dollars in millions)
	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at January 1, 2011	$3,888	$(10,397)	$21,384	$(4,051)	$40	$10,864
Profit of consolidated and affiliated companies	—	—	4,928	—	53	4,981
Foreign currency translation, net of tax	—	—	—	(345)	33	(312)
Pension and other postretirement benefits, net of tax	—	—	—	(1,873)	(4)	(1,877)
Derivative financial instruments, net of tax	—	—	—	(55)	—	(55)
Available-for-sale securities, net of tax	—	—	—	(4)	—	(4)
Change in ownership from noncontrolling interests	(1)	—	—	—	(7)	(8)
Dividends declared	—	—	(1,176)	—	—	(1,176)
Distribution to noncontrolling interests	—	—	—	—	(3)	(3)
Common shares issued from treasury stock for stock-based compensation: 8,710,630	7	116	—	—	—	123
Stock-based compensation expense	193	—	—	—	—	193
Net excess tax benefits from stock-based compensation	186	—	—	—	—	186
Cat Japan share redemption [1]	—	—	83	—	(66)	17
Balance at December 31, 2011	$4,273	$(10,281)	$25,219	$(6,328)	$46	$12,929
Profit of consolidated and affiliated companies	—	—	5,681	—	41	5,722
Foreign currency translation, net of tax	—	—	—	83	(23)	60
Pension and other postretirement benefits, net of tax	—	—	—	(285)	5	(280)
Derivative financial instruments, net of tax	—	—	—	(32)	—	(32)
Available-for-sale securities, net of tax	—	—	—	22	1	23
Change in ownership from noncontrolling interests	—	—	—	—	(4)	(4)
Dividends declared	—	—	(1,319)	—	—	(1,319)
Distribution to noncontrolling interests	—	—	—	—	(6)	(6)
Common shares issued from treasury stock for stock-based compensation: 7,515,149	(155)	207	—	—	—	52
Stock-based compensation expense	245	—	—	—	—	245
Net excess tax benefits from stock-based compensation	192	—	—	—	—	192
Cat Japan share redemption [1]	(74)	—	(23)	107	(10)	—
Balance at December 31, 2012	$4,481	$(10,074)	$29,558	$(6,433)	$50	$17,582

(Continued)

STATEMENT 4		Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31
(Dollars in millions)
	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at December 31, 2012	$4,481	$(10,074)	$29,558	$(6,433)	$50	$17,582
Profit of consolidated and affiliated companies	—	—	3,789	—	14	3,803
Foreign currency translation, net of tax	—	—	—	(280)	3	(277)
Pension and other postretirement benefits, net of tax	—	—	—	2,762	—	2,762
Derivative financial instruments, net of tax	—	—	—	37	—	37
Available-for-sale securities, net of tax	—	—	—	16	—	16
Change in ownership from noncontrolling interests	(6)	—	—	—	13	7
Dividends declared	—	—	(1,493)	—	—	(1,493)
Distribution to noncontrolling interests	—	—	—	—	(13)	(13)
Common shares issued from treasury stock for stock-based compensation: 6,258,692	(92)	220	—	—	—	128
Stock-based compensation expense	231	—	—	—	—	231
Net excess tax benefits from stock-based compensation	95	—	—	—	—	95
Common shares repurchased: 23,484,843 [2]	—	(2,000)	—	—	—	(2,000)
Balance at December 31, 2013	$4,709	$(11,854)	$31,854	$(3,898)	$67	$20,878

[1]	See Note 25 regarding the Cat Japan share redemption.

[2]	See Note 16 regarding shares repurchased.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 5		Caterpillar Inc.
Consolidated Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)
	2013	2012	2011
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$3,803	$5,722	$4,981
Adjustments for non-cash items:
Depreciation and amortization	3,087	2,813	2,527
Net gain from sale of businesses and investments	(68)	(630)	(128)
Goodwill impairment charge	—	580	—
Other	550	439	585
Changes in assets and liabilities, net of acquisitions and divestitures:
Receivables - trade and other	835	(15)	(1,409)
Inventories	2,658	(1,149)	(2,927)
Accounts payable	134	(1,868)	1,555
Accrued expenses	(108)	126	255
Accrued wages, salaries and employee benefits	(279)	(490)	619
Customer advances	(301)	83	237
Other assets - net	(49)	252	(91)
Other liabilities - net	(71)	(679)	753
Net cash provided by (used for) operating activities	10,191	5,184	6,957

Cash flow from investing activities:
Capital expenditures - excluding equipment leased to others	(2,522)	(3,350)	(2,515)
Expenditures for equipment leased to others	(1,924)	(1,726)	(1,409)
Proceeds from disposals of leased assets and property, plant and equipment	844	1,117	1,354
Additions to finance receivables	(11,422)	(12,010)	(10,001)
Collections of finance receivables	9,567	8,995	8,874
Proceeds from sale of finance receivables	220	132	207
Investments and acquisitions (net of cash acquired)	(195)	(618)	(8,184)
Proceeds from sale of businesses and investments (net of cash sold)	365	1,199	376
Proceeds from sale of available-for-sale securities	449	306	247
Investments in available-for-sale securities	(402)	(402)	(336)
Other - net	(26)	167	(40)
Net cash provided by (used for) investing activities	(5,046)	(6,190)	(11,427)

Cash flow from financing activities:
Dividends paid	(1,111)	(1,617)	(1,159)
Distribution to noncontrolling interests	(13)	(6)	(3)
Common stock issued, including treasury shares reissued	128	52	123
Treasury shares purchased	(2,000)	—	—
Excess tax benefit from stock-based compensation	96	192	189
Acquisitions of redeemable noncontrolling interests	—	(444)	—
Acquisitions of noncontrolling interests	—	(5)	(8)
Proceeds from debt issued (original maturities greater than three months):
- Machinery and Power Systems	195	2,209	4,587
- Financial Products	9,133	13,806	10,873
Payments on debt (original maturities greater than three months):
- Machinery and Power Systems	(1,769)	(1,107)	(2,269)
- Financial Products	(9,101)	(9,940)	(8,277)
Short-term borrowings - net (original maturities three months or less)	(69)	466	(37)
Net cash provided by (used for) financing activities	(4,511)	3,606	4,019
Effect of exchange rate changes on cash	(43)	(167)	(84)
Increase (decrease) in cash and short-term investments	591	2,433	(535)
Cash and short-term investments at beginning of period	5,490	3,057	3,592
Cash and short-term investments at end of period	$6,081	$5,490	$3,057
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

Information in our financial statements and related commentary are presented in the following categories:

Machinery and Power Systems – Represents the aggregate total of Construction Industries, Resource Industries, Power Systems, and the All Other segment and related corporate items and eliminations.

Financial Products – Primarily includes the company’s Financial Products Segment.  This category includes Caterpillar Financial Services Corporation (Cat Financial), Caterpillar Financial Insurance Services (Insurance Services) and their respective subsidiaries.

Our products are sold primarily under the brands “Caterpillar,” “CAT,” design versions of “CAT” and “Caterpillar,” “Electro-Motive,” “FG Wilson,” “MaK,” “MWM,” “Perkins,” “Progress Rail,” “SEM” and “Solar Turbines”.

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

Our machines are distributed principally through a worldwide organization of dealers (dealer network), 48 located in the United States and 130 located outside the United States, serving 182 countries and operating 3,454 places of business, including 1,202 dealer rental outlets.  Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products. Some of the reciprocating engines manufactured by our subsidiary Perkins Engines Company Limited, are also sold through a worldwide network of 100 distributors located in 180 countries. Most of the electric power generation systems manufactured by our subsidiary Caterpillar Northern Ireland Limited, formerly known as F.G. Wilson Engineering Limited, are sold through its worldwide network of 264 distributors located in 145 countries.  Some of the large, medium speed reciprocating engines are also sold under the MaK brand through a worldwide network of 19 distributors located in 130 countries.  Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers’ principal business. Turbines, locomotives and certain global mining products are sold directly to end customers through sales forces employed by the company. At times, these employees are assisted by independent sales representatives.

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

We have revised previously reported cash flows from operating and financing activities on Statement 5 for the years ended December 31, 2012 and 2011 to correct for the impact of interest payments on certain Cat Financial bank borrowings. Cash provided by operating activities decreased from the amounts previously reported by $57 million and $53 million for the years ended December 31, 2012 and 2011, respectively. Cash provided by financing activities increased by the same amounts for the respective periods. Management has concluded that the impact was not material to any annual period.

We have also revised previously reported balances on Statement 3 as of December 31, 2012 and 2011 to correct for customer advances invoiced but not yet paid. Receivables - trade and other decreased from the amounts previously reported by $386 million and $228 million as of December 31, 2012 and 2011, respectively. Customer advances decreased from the amounts previously reported by $340 million and $204 million as of December 31, 2012 and 2011, respectively. Other (long-term) liabilities also decreased from the amounts previously reported by $46 million and $24 million as of December 31, 2012 and 2011, respectively. Although the revision did not impact Net cash provided by (used for) operating activities on Statement 5, we have revised the impacted operating cash flow line items for the years ended December 31, 2012 and 2011. Management has concluded that the impact was not material to any period presented.

Shipping and handling costs are included in Cost of goods sold in Statement 1.  Other operating (income) expenses primarily include Cat Financial’s depreciation of equipment leased to others, Insurance Services’ underwriting expenses, gains (losses) on disposal of long-lived assets and business divestitures, long-lived asset impairment charges, legal settlements, employee separation charges and benefit plan curtailment, settlement and contractual termination benefits.

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

Our remanufacturing operations are primarily focused on the remanufacture of Cat engines and components and rail related products.  In this business, used engines and related components (core) are inspected, cleaned and remanufactured.  In connection with the sale of most of our remanufactured product, we collect a deposit from the dealer that is repaid if the dealer returns an acceptable core within a specified time period.  Caterpillar owns and has title to the cores when they are returned from dealers.  The rebuilt engine or component (the core plus any new content) is then sold as a remanufactured product to dealers and customers.  Revenue is recognized pursuant to the same criteria as machinery and power systems sales noted above (title to the entire remanufactured product passes to the dealer upon sale).  At the time of sale, the deposit is recognized in Other current liabilities in Statement 3.  In addition, the core to be returned is recognized as an asset in Prepaid expenses and other current assets in Statement 3 at the estimated replacement cost (based on historical experience with useable cores).  Upon receipt of an acceptable core, we repay the deposit and relieve the liability.  The returned core is then included in inventory.  In the event that the deposit is forfeited (i.e. upon failure by the dealer to return an acceptable core in the specified time period), we recognize the core deposit and the cost of the core in Sales and Cost of goods sold, respectively.

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

Our standard dealer invoice terms are established by marketing region. Our invoice terms for end-user customer sales are established by the responsible business unit. When a sale is made to a dealer, the dealer is responsible for payment even if the product is not sold to an end customer. Dealers and customers must make payment within the established invoice terms to avoid potential interest costs. Interest at or above prevailing market rates may be charged on any past due balance, and generally our practice is to not forgive this interest. In 2013, terms were extended to not more than one year for $706 million of receivables, which represent approximately 1 percent of consolidated sales. In 2012 and 2011, terms were extended to not more than one year for $354 million and $341 million of receivables, respectively, which represent less than 1 percent of consolidated sales.

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

•
Cat Financial provides wholesale inventory financing to dealers. Wholesale finance revenue on installment sale contracts and finance leases related to financing dealer inventory and rental fleets is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance.  Revenue on wholesale notes is recognized based on the daily balance of wholesale receivables outstanding and the applicable effective interest rate.

•	Loan origination and commitment fees are deferred and amortized to revenue using the interest method over the life of the finance receivables.

Recognition of income is suspended and the loan or finance lease is placed on non-accrual status when management determines that collection of future income is not probable (generally after 120 days past due except in locations where local regulatory requirements dictate a different method, or instances in which relevant information is known that warrants placing the loan or finance lease on non-accrual status). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. See Note 6 for more information.

Sales and revenues are presented net of sales and other related taxes.

D.	Inventories

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 60 percent of total inventories at December 31, 2013 and 2012, and about 65 percent at December 31, 2011.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,504 million, $2,750 million and $2,422 million higher than reported at December 31, 2013, 2012 and 2011, respectively.

E.	Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2013, 2012 and 2011, Cat Financial depreciation on equipment leased to others was $768 million, $688 million and $690 million, respectively, and was included in Other operating (income) expenses in Statement 1. In 2013, 2012 and 2011, consolidated depreciation expense was $2,710 million, $2,421 million and $2,240 million, respectively. Amortization of purchased finite-lived intangibles is computed principally using the straight-line method, generally not to exceed a period of 20 years.

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

Our earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates, interest rates and commodity prices.  Our Risk Management Policy (policy) allows for the use of derivative financial instruments to prudently manage foreign currency exchange rate, interest rate and commodity price exposures. Our policy specifies that derivatives are not to be used for speculative purposes. Derivatives that we use are primarily foreign currency forward, option, and cross currency contracts, interest rate swaps, and commodity forward and option contracts. All derivatives are recorded at fair value.  See Note 3 for more information.

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

Presentation of comprehensive income – In June 2011, the Financial Accounting Standards Board (FASB) issued accounting guidance on the presentation of comprehensive income.  The guidance provides two options for presenting net income and other comprehensive income.  The total of comprehensive income, the components of net income, and the components of other comprehensive income may be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. We elected to present two separate statements. This guidance was effective January 1, 2012.

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

Disclosures about offsetting assets and liabilities – In December 2011, the FASB issued accounting guidance on disclosures about offsetting assets and liabilities. The guidance requires entities to disclose both gross and net information about instruments and transactions that are offset in the statement of financial position, as well as instruments and transactions that are subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued guidance clarifying the scope of the disclosures to apply only to derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities lending and securities borrowing transactions. This guidance was effective January 1, 2013, with retrospective application required. The guidance did not have a material impact on our financial statements. See Note 3 for additional information.

Indefinite-lived intangible assets impairment testing – In July 2012, the FASB issued accounting guidance on the testing of indefinite-lived intangible assets for impairment. The guidance allows entities to first perform a qualitative assessment to determine the likelihood of an impairment for an indefinite-lived intangible asset and whether it is necessary to perform the quantitative impairment assessment currently required. This guidance was effective January 1, 2013 and did not have a material impact on our financial statements.

Reporting of amounts reclassified out of accumulated other comprehensive income – In February 2013, the FASB issued accounting guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross reference to other disclosures that provide additional detail about the reclassification amounts is required. This guidance was effective January 1, 2013 and did not have a material impact on our financial statements. See Note 17 for additional information.

Joint and several liability arrangements – In February 2013, the FASB issued accounting guidance on the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The entity is also required to disclose the nature and amount of the obligation as well as any other information about those obligations. This guidance is effective January 1, 2014, with retrospective application required. We do not expect the adoption to have a material impact on our financial statements.

Parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity – In March 2013, the FASB issued accounting guidance on the parent's accounting for the cumulative translation adjustment (CTA) upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The new standard clarifies existing guidance regarding when the CTA should be released into earnings upon various deconsolidation and consolidation transactions. This guidance is effective January 1, 2014. We do not expect the adoption to have a material impact on our financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists – In July 2013, the FASB issued accounting guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements if available under the applicable tax jurisdiction. The guidance is effective January 1, 2014. We do not expect the adoption to have a material impact on our financial statements.

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

For those businesses where management has committed to a plan to divest, which is typically demonstrated by approval from the Board of Directors or Group President, each business is valued at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value, an impairment loss is recognized. The fair values are estimated using accepted valuation techniques such as a discounted cash flow model, valuations performed by third parties, or indicative bids, when available. A number of significant estimates and assumptions are involved in the application of these techniques, including the forecasting of markets and market share, sales volumes and prices, costs and expenses, and multiple other factors. Management considers historical experience and all available information at the time the estimates are made; however, the fair values that are ultimately realized upon the sale of the businesses to be divested may differ from the estimated fair values reflected in the Consolidated Financial Statements.

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

Common stock issued from Treasury stock under the plans totaled 6,258,692 for 2013, 7,515,149 for 2012 and 8,710,630 for 2011.

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

Accounting guidance on share-based payments requires companies to estimate the fair value of options/SARs on the date of grant using an option-pricing model.  The fair value of the option/SAR grant was estimated using a lattice-based option-pricing model.  The lattice-based option-pricing model considers a range of assumptions related to volatility, risk-free interest rate and historical employee behavior.  Expected volatility was based on historical and current implied volatilities from traded options on our stock. The risk-free rate was based on U.S. Treasury security yields at the time of grant.  The weighted-average dividend yield was based on historical information.  The expected life was determined from the lattice-based model. The lattice-based model incorporated exercise and post vesting forfeiture assumptions based on analysis of historical data. The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2013, 2012 and 2011, respectively.

	Grant Year
	2013	2012	2011
Weighted-average dividend yield	2.1%	2.2%	2.2%
Weighted-average volatility	30.6%	35.0%	32.7%
Range of volatilities	23.4-40.6%	33.3-40.4%	20.9-45.4%
Range of risk-free interest rates	0.16-1.88%	0.17-2.00%	0.25-3.51%
Weighted-average expected lives	8 years	7 years	8 years

The fair value of the RSU grant was determined by reducing the stock price on the day of grant by the present value of the estimated dividends to be paid during the vesting period.  The estimated dividends are based on Caterpillar’s weighted-average dividend yield.

The amount of stock-based compensation expense capitalized for the years ended December 31, 2013, 2012 and 2011 did not have a significant impact on our financial statements.

At December 31, 2013, there was $193 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested stock-based awards.  The compensation expense is expected to be recognized over a weighted-average period of approximately 1.8 years.

Please refer to Tables I and II below for additional information on our stock-based awards.

TABLE I — Financial Information Related to Stock-based Compensation
	2013		2012		2011
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Stock options/SARs activity:
Outstanding at beginning of year	45,827,599	$59.45	50,372,991	$53.01	57,882,998	$48.50
Granted to officers and key employees [1]	4,276,060	$89.75	3,318,188	$110.09	2,960,595	$102.13
Exercised	(6,476,082)	$41.10	(7,708,343)	$38.73	(10,149,476)	$41.78
Forfeited / expired	(251,830)	$84.64	(155,237)	$67.50	(321,126)	$48.02
Outstanding at end of year	43,375,747	$65.03	45,827,599	$59.45	50,372,991	$53.01
Exercisable at year-end	34,200,054	$55.93	33,962,000	$51.75	35,523,057	$52.66

RSUs activity:
Outstanding at beginning of year	3,580,220		4,281,490		4,650,241
Granted to officers and key employees	1,614,870		1,429,939		1,082,032
Vested	(1,286,934)		(2,077,485)		(1,382,539)
Forfeited	(84,828)		(53,724)		(68,244)
Outstanding at end of year	3,823,328		3,580,220		4,281,490

Stock options/SARs outstanding and exercisable:
	Outstanding				Exercisable
Exercise Prices	Shares Outstanding at 12/31/13	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value [2]	Shares Outstanding at 12/31/13	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value [2]
$22.17 – 38.63	7,775,953	3.20	$29.03	$481	7,775,953	3.20	$29.03	$481
$40.64 – 57.85	11,656,943	4.06	$52.71	444	11,656,943	4.06	$52.71	444
$63.04 – 72.05	9,687,583	2.48	$69.05	211	9,687,583	2.48	$69.05	211
$73.20 – 89.75	8,280,894	6.69	$81.70	75	4,174,124	4.37	$73.86	71
$102.13 – 110.09	5,974,374	7.71	$106.28	—	905,451	7.62	$105.59	—
	43,375,747		$65.03	$1,211	34,200,054		$55.93	$1,207

[1]	No SARS were granted during the years ended December 31, 2013 or 2012. Of the 2,960,595 awards granted during the year ended December 31, 2011, 2,722,689 were SARs.

[2]
The difference between a stock award’s exercise price and the underlying stock’s market price at December 31, 2013, for awards with market price greater than the exercise price. Amounts are in millions of dollars.

The computations of weighted-average exercise prices and aggregate intrinsic values are not applicable to RSUs since an RSU represents an agreement to issue shares of stock at the time of vesting.  At December 31, 2013, there were 3,823,328 outstanding RSUs with a weighted average remaining contractual life of 1.3 years.

TABLE II— Additional Stock-based Award Information

(Dollars in millions except per share data)	2013	2012	2011
Stock Options/SARs activity:
Weighted-average fair value per share of stock awards granted	$28.34	$39.20	$36.73
Intrinsic value of stock awards exercised	$312	$488	$618
Fair value of stock awards vested	$167	$66	$96
Cash received from stock awards exercised	$152	$112	$161

RSUs activity:
Weighted-average fair value per share of stock awards granted	$84.05	$104.61	$97.51
Fair value of stock awards vested	$117	$229	$143

Before tax, stock-based compensation expense for 2013, 2012 and 2011 was $231 million, $245 million and $193 million, respectively, with a corresponding income tax benefit of $73 million, $78 million and $61 million, respectively.

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

The cash tax benefits realized from stock awards exercised for 2013, 2012 and 2011 were $127 million, $217 million and $235 million, respectively. We use the direct only method and tax law ordering approach to calculate the tax effects of stock-based compensation.  In certain jurisdictions, tax deductions for exercises of stock-based awards did not generate a cash benefit.  A tax benefit of approximately $39 million will be recorded in additional paid-in capital when these deductions reduce our future income taxes payable.

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

As of December 31, 2013, $9 million of deferred net gains, net of tax, included in equity (AOCI in Statement 3), are expected to be reclassified to current earnings (Other income (expense) in Statement 1) over the next twelve months when earnings are affected by the hedged transactions.  The actual amount recorded in Other income (expense) will vary based on exchange rates at the time the hedged transactions impact earnings.

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

As of December 31, 2013, $3 million of deferred net losses, net of tax, included in equity (AOCI in Statement 3), related to Financial Products floating-to-fixed interest rate swaps, are expected to be reclassified to current earnings (Interest expense of Financial Products in Statement 1) over the next twelve months.  The actual amount recorded in Interest expense of Financial Products will vary based on interest rates at the time the hedged transactions impact earnings.

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

The location and fair value of derivative instruments reported in Statement 3 are as follows:

(Millions of dollars)	Consolidated Statement of Financial Position Location	Asset (Liability) Fair Value
		Years ended December 31,
		2013	2012	2011
Designated derivatives
Foreign exchange contracts
Machinery and Power Systems	Receivables — trade and other	$54	$28	$54
Machinery and Power Systems	Long-term receivables — trade and other	—	—	19
Machinery and Power Systems	Accrued expenses	(39)	(66)	(73)
Machinery and Power Systems	Other liabilities	—	—	(10)
Interest rate contracts
Financial Products	Receivables — trade and other	7	17	15
Financial Products	Long-term receivables — trade and other	115	209	233
Financial Products	Accrued expenses	(6)	(8)	(6)
		$131	$180	$232

Undesignated derivatives
Foreign exchange contracts
Machinery and Power Systems	Receivables — trade and other	$19	$31	$27
Machinery and Power Systems	Accrued expenses	(1)	(63)	(12)
Machinery and Power Systems	Other liabilities	—	—	(85)
Financial Products	Receivables — trade and other	7	10	7
Financial Products	Accrued expenses	(4)	(6)	(16)
Financial Products	Long-term receivables — trade and other	9	—	—
Interest rate contracts
Financial Products	Receivables — trade and other	—	2	—
Financial Products	Accrued expenses	—	(1)	(1)
Commodity contracts
Machinery and Power Systems	Receivables — trade and other	—	1	2
Machinery and Power Systems	Accrued expenses	—	—	(9)
		$30	$(26)	$(87)

The effect of derivatives designated as hedging instruments on Statement 1 is as follows:

Fair Value Hedges		Year ended December 31, 2013
(Millions of dollars)	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Financial Products	Other income (expense)	$(107)	$114
		$(107)	$114

		Year ended December 31, 2012
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Financial Products	Other income (expense)	$(20)	$36
		$(20)	$36

		Year ended December 31, 2011
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Machinery and Power Systems	Other income (expense)	$(1)	$1
Financial Products	Other income (expense)	39	(44)
		$38	$(43)

Cash Flow Hedges
(Millions of dollars)	Year ended December 31, 2013
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery and Power Systems	$(4)	Other income (expense)	$(57)	[2]	$—
Interest rate contracts
Machinery and Power Systems	—	Other income (expense)	(3)		—
Financial Products	(2)	Interest expense of Financial Products	(6)		1	[1]
	$(6)		$(66)		$1

	Year ended December 31, 2012
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery and Power Systems	$(78)	Other income (expense)	$(30)	[2]	$—
Interest rate contracts
Financial Products	1	Interest expense of Financial Products	4		(1)	[1]
	$(77)		$(26)		$(1)

	Year ended December 31, 2011
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery and Power Systems	$(34)	Other income (expense)	$70		$—
Interest rate contracts
Machinery and Power Systems	—	Other income (expense)	(3)		—
Financial Products	1	Interest expense of Financial Products	(12)		(2)	[1]
	$(33)		$55		$(2)

[1]	The ineffective portion recognized in earnings is included in Other income (expense).

[2]
Includes $3 million and $7 million of losses reclassified from AOCI to Other income (expense) in 2013 and 2012, respectively as certain derivatives were dedesignated as the related transactions are no longer probable to occur.

 The effect of derivatives not designated as hedging instruments on Statement 1 is as follows:

		Years ended December 31,
(Millions of dollars)	Classification of Gains (Losses)	2013	2012	2011
Foreign exchange contracts
Machinery and Power Systems	Other income (expense)	$17	$62	$62
Financial Products	Other income (expense)	8	6	(15)
Interest rate contracts
Machinery and Power Systems	Other income (expense)	(1)	2	(149)
Financial Products	Other income (expense)	(3)	—	—
Commodity contracts
Machinery and Power Systems	Other income (expense)	(3)	2	(17)
		$18	$72	$(119)

We enter into International Swaps and Derivatives Association (ISDA) master netting agreements within Machinery & Power Systems and Financial Products that permit the net settlement of amounts owed under their respective derivative contracts. Under these master netting agreements, net settlement generally permits the company or the counterparty to determine the net amount payable for contracts due on the same date and in the same currency for similar types of derivative transactions. The master netting agreements generally also provide for net settlement of all outstanding contracts with a counterparty in the case of an event of default or a termination event.

Collateral is generally not required of the counterparties or of our company under the master netting agreements. As of December 31, 2013, 2012 and 2011, no cash collateral was received or pledged under the master netting agreements.

The effect of the net settlement provisions of the master netting agreements on our derivative balances upon an event of default or termination event is as follows:

December 31, 2013				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount of Assets
Derivatives
Machinery & Power Systems	$73	$—	$73	$(32)	$—	$41
Financial Products	138	—	138	(9)	—	129
Total	$211	$—	$211	$(41)	$—	$170

December 31, 2013				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount of Liabilities
Derivatives
Machinery & Power Systems	$(40)	$—	$(40)	$32	$—	$(8)
Financial Products	(10)	—	(10)	9	—	(1)
Total	$(50)	$—	$(50)	$41	$—	$(9)

December 31, 2012				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount of Assets
Derivatives
Machinery & Power Systems	$60	$—	$60	$(59)	$—	$1
Financial Products	238	—	238	(12)	—	226
Total	$298	$—	$298	$(71)	$—	$227

December 31, 2012				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount of Liabilities
Derivatives
Machinery & Power Systems	$(129)	$—	$(129)	$59	$—	$(70)
Financial Products	(15)	—	(15)	12	—	(3)
Total	$(144)	$—	$(144)	$71	$—	$(73)

December 31, 2011				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount of Assets
Derivatives
Machinery & Power Systems	$102	$—	$102	$(102)	$—	$—
Financial Products	255	—	255	(11)	—	244
Total	$357	$—	$357	$(113)	$—	$244

December 31, 2011				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount of Liabilities
Derivatives
Machinery & Power Systems	$(189)	$—	$(189)	$102	$—	$(87)
Financial Products	(23)	—	(23)	11	—	(12)
Total	$(212)	$—	$(212)	$113	$—	$(99)

4.	Other income (expense)

	Years ended December 31,
(Millions of dollars)	2013	2012	2011
Investment and interest income	$84	$82	$85
Foreign exchange gains (losses) [1]	(254)	(116)	21
License fee income	114	99	80
Gains (losses) on sale of securities and affiliated companies	21	4	17
Impairment of available-for-sale securities	(1)	(2)	(5)
Miscellaneous income (loss)	1	63	(230)	[2]
	$(35)	$130	$(32)

[1]	Includes gains (losses) from foreign exchange derivative contracts. See Note 3 for further details.

[2]
Miscellaneous income (loss) in 2011 includes forward starting swap costs of $149 million (see Note 3) and bridge financing costs of $54 million (see Note 24), both related to the acquisition of Bucyrus.

5.	Income taxes

The components of profit before taxes were:
	Years ended December 31,
(Millions of dollars)	2013	2012	2011
U.S.	$1,938	$4,090	$2,250
Non-U.S.	3,190	4,146	4,475
	$5,128	$8,236	$6,725

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. Where an entity’s earnings are subject to taxation, however, may not correlate solely to where an entity is located.  Thus, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision (benefit) for income taxes were:
	Years ended December 31,
(Millions of dollars)	2013	2012	2011
Current tax provision (benefit):
U.S.	$407	$971	$750
Non-U.S.	805	1,250	1,014
State (U.S.)	33	56	72
	1,245	2,277	1,836

Deferred tax provision (benefit):
U.S.	79	332	2
Non-U.S.	(7)	(89)	(92)
State (U.S.)	2	8	(26)
	74	251	(116)
Total provision (benefit) for income taxes	$1,319	$2,528	$1,720

We paid net income tax and related interest of $1,544 million, $2,396 million and $1,369 million in 2013, 2012 and 2011, respectively.

Reconciliation of the U.S. federal statutory rate to effective rate:

(Millions of dollars)	Years ended December 31,
	2013		2012		2011
Taxes at U.S. statutory rate	$1,795	35.0%	$2,882	35.0%	$2,354	35.0%
(Decreases) increases in taxes resulting from:
Non-U.S. subsidiaries taxed at other than 35%	(268)	(5.2)%	(342)	(4.2)%	(467)	(6.9)%
State and local taxes, net of federal	23	0.4%	55	0.7%	30	0.4%
Interest and penalties, net of tax	4	0.1%	22	0.3%	25	0.4%
U.S. research and production incentives	(91)	(1.8)%	(80)	(1.0)%	(152)	(2.3)%
Other—net	(2)	—%	(27)	(0.3)%	(7)	(0.1)%
	1,461	28.5%	2,510	30.5%	1,783	26.5%

Prior year tax and interest adjustments	(55)	(1.1)%	(300)	(3.7)%	41	0.6%
Nondeductible goodwill	—	—%	318	3.9%	33	0.5%
Release of valuation allowances	—	—%	—	—%	(24)	(0.3)%
Non-U.S. earnings reinvestment changes	—	—%	—	—%	(113)	(1.7)%
Tax law changes	(87)	(1.7)%	—	—%	—	—%
Provision (benefit) for income taxes	$1,319	25.7%	$2,528	30.7%	$1,720	25.6%

The provision for income taxes for 2013 included a $87 million benefit primarily related to the research and development tax credit that was retroactively extended in 2013 for 2012 and a benefit of $55 million resulting from true-up of estimated amounts used in the tax provision to the 2012 U.S. tax return as filed in September 2013.

The provision for income taxes for 2012 included a $300 million benefit for adjusting prior year taxes and interest primarily to reflect a settlement reached with the U.S. Internal Revenue Service (IRS) for tax years 2000 to 2006. The largest drivers of the settlement benefit were a $188 million benefit to remeasure and recognize previously unrecognized tax benefits and a $96 million benefit to adjust related interest and penalties, net of tax. This benefit was offset by a negative impact from nondeductible goodwill of $203 million related to the ERA Mining Machinery Limited (Siwei) goodwill impairment and $115 million related to the divestiture of portions of the Bucyrus distribution business. See Note 10 and Note 26 for more information.

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

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. subsidiaries of approximately $17 billion which are considered indefinitely reinvested.  Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.  If management intentions or U.S. tax law changes in the future, there may be a significant negative impact on the provision for income taxes to record an incremental tax liability in the period the change occurs.

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

	December 31,
(Millions of dollars)	2013	2012	2011
Assets:
Deferred and refundable income taxes	$877	$979	$1,044
Noncurrent deferred and refundable income taxes	456	1,863	2,005
	1,333	2,842	3,049
Liabilities:
Other current liabilities	86	66	69
Other liabilities	447	484	559
Deferred income taxes—net	$800	$2,292	$2,421

Deferred income tax assets and liabilities:
	December 31,
(Millions of dollars)	2013	2012	2011
Deferred income tax assets:
Pension	$903	$2,100	$2,130
Postemployment benefits other than pensions	1,435	1,678	1,622
Tax carryforwards	760	663	821
Warranty reserves	313	358	338
Stock-based compensation	320	281	232
Inventory	112	195	148
Allowance for credit losses	184	170	131
Post sale discounts	146	141	141
Deferred compensation	126	110	102
Other—net	524	491	537
	4,823	6,187	6,202

Deferred income tax liabilities:
Capital and intangible assets	(2,815)	(2,759)	(2,866)
Bond discount	(240)	(249)	(37)
Translation	(133)	(173)	(193)
Undistributed profits of non-U.S. subsidiaries	(90)	(128)	(215)
	(3,278)	(3,309)	(3,311)
Valuation allowance for deferred tax assets	(745)	(586)	(470)
Deferred income taxes—net	$800	$2,292	$2,421

At December 31, 2013, approximately $707 million of U.S. state tax net operating losses (NOLs) and $169 million of U.S. state tax credit carryforwards were available. The state NOLs primarily expire between 2014 and 2033.  The state tax credit carryforwards primarily expire over the next five to fifteen years.  We established a valuation allowance of $188 million for those state NOLs and credit carryforwards that are more likely than not to expire prior to utilization.

At December 31, 2013, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

(Millions of dollars)
2014	2015	2016	2017	2018-2034	Unlimited	Total
$9	$10	$13	$15	$760	$1,192	$1,999

At December 31, 2013 a valuation allowance of $557 million has been recorded at certain non-U.S. entities that have not yet demonstrated consistent and/or sustainable profitability to support the realization of net deferred tax assets.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, follows.

Reconciliation of unrecognized tax benefits: [1]
	Years ended December 31,
(Millions of dollars)	2013	2012	2011
Balance at January 1,	$715	$958	$789

Additions for tax positions related to current year	63	64	118
Additions for tax positions related to prior years	52	178	108
Reductions for tax positions related to prior years	(31)	(266)	(30)
Reductions for settlements [2]	(15)	(191)	—
Reductions for expiration of statute of limitations	(25)	(28)	(27)

Balance at December 31,	$759	$715	$958

Amount that, if recognized, would impact the effective tax rate	$726	$669	$835

[1]	Foreign currency translation amounts are included within each line as applicable.

[2]	Includes cash payment or other reduction of assets to settle liability.

We classify interest and penalties on income taxes as a component of the provision for income taxes. We recognized a net provision (benefit) for interest and penalties of $7 million, $(114) million and $39 million during the years ended December 31, 2013, 2012 and 2011, respectively. The 2012 amount includes a benefit from adjustments for the 2000 through 2006 settlement discussed previously. The total amount of interest and penalties accrued was $59 million, $134 million and $240 million as of December 31, 2013, 2012 and 2011, respectively.

It is reasonably possible that the amount of unrecognized tax benefits will change in the next 12 months.  The IRS is currently examining our U.S. tax returns for 2007 to 2009 including the impact of a loss carryback to 2005. While we have not yet received a Revenue Agent's Report generally issued at the end of the field examination process, we have received Notices of Proposed Adjustment from the IRS relating to U.S. taxation of certain non-U.S. operations and foreign tax credits. We disagree with these proposed adjustments, and to the extent that adjustments are assessed upon completion of the field examination relating to these matters, we would vigorously contest the adjustments in appeals. The completion of the field examination for this audit is expected in 2014. In our major non-U.S. jurisdictions, tax years are typically subject to examination for three to eight years. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations. Due to the uncertainty related to the timing and potential outcome of these matters, we can not estimate the range of reasonably possible change in unrecognized tax benefits in the next 12 months.

6.	Cat Financial Financing Activities

A.	Wholesale inventory receivables

Wholesale inventory receivables are receivables of Cat Financial that arise when Cat Financial provides financing for a dealer’s purchase of inventory. These receivables are included in Receivables—trade and other and Long-term receivables—trade and other in Statement 3 and were $1,945 million, $2,152 million, and $1,990 million at December 31, 2013, 2012 and 2011, respectively.

Contractual maturities of outstanding wholesale inventory receivables:
(Millions of dollars)	December 31, 2013
Amounts Due In	Wholesale Installment Contracts	Wholesale Finance Leases	Wholesale Notes	Total
2014	$258	$125	$636	$1,019
2015	106	95	231	432
2016	77	58	150	285
2017	39	31	18	88
2018	17	13	5	35
Thereafter	3	—	—	3
	500	322	1,040	1,862
Guaranteed residual value	—	90	—	90
Unguaranteed residual value	—	35	—	35
Less: Unearned income	(8)	(31)	(3)	(42)
Total	$492	$416	$1,037	$1,945

Please refer to Note 18 and Table III for fair value information.

B.	Finance receivables

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

Contractual maturities of outstanding finance receivables:
(Millions of dollars)	December 31, 2013
Amounts Due In	Retail Installment Contracts	Retail Finance Leases	Retail Notes	Total
2014	$2,105	$3,234	$3,627	$8,966
2015	1,627	2,183	2,263	6,073
2016	1,093	1,292	1,758	4,143
2017	590	581	1,475	2,646
2018	198	203	669	1,070
Thereafter	26	139	1,070	1,235
	5,639	7,632	10,862	24,133
Guaranteed residual value	—	354	—	354
Unguaranteed residual value	—	486	—	486
Less: Unearned income	(93)	(730)	(89)	(912)
Total	$5,546	$7,742	$10,773	$24,061

Please refer to Note 18 and Table III for fair value information.

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

During 2013, Cat Financial changed the classification of certain loans and finance leases previously reported as impaired. While these loans and finance leases had been incorrectly reported as impaired, the related allowance for these loans and finance leases was appropriately measured; therefore, this change had no impact on the allowance for credit losses. The impact of incorrectly reporting these loans and finance leases as impaired was not considered material to previously issued financial statements; however, prior period impaired loan and finance lease balances have been revised throughout Notes 6 and 18.

At December 31, 2013, 2012 and 2011, there were no impaired loans or finance leases for the Dealer portfolio segment.  The average recorded investment for impaired loans and finance leases within the Dealer portfolio segment was zero during 2013, 2012 and 2011.

Individually impaired loans and finance leases for the Customer portfolio segment were as follows:

	December 31, 2013
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$23	$22	$—
Europe	48	47	—
Asia Pacific	7	7	—
Mining	134	134	—
Latin America	11	11	—
Caterpillar Power Finance	223	222	—
Total	$446	$443	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$13	$13	$4
Europe	20	19	7
Asia Pacific	16	16	2
Mining	—	—	—
Latin America	23	23	6
Caterpillar Power Finance	110	106	51
Total	$182	$177	$70

Total Impaired Loans and Finance Leases
Customer
North America	$36	$35	$4
Europe	68	66	7
Asia Pacific	23	23	2
Mining	134	134	—
Latin America	34	34	6
Caterpillar Power Finance	333	328	51
Total	$628	$620	$70

	December 31, 2012
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$28	$27	$—
Europe	45	45	—
Asia Pacific	2	2	—
Mining	1	1	—
Latin America	7	7	—
Caterpillar Power Finance	295	295	—
Total	$378	$377	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$25	$23	$7
Europe	28	26	11
Asia Pacific	19	19	4
Mining	—	—	—
Latin America	30	30	8
Caterpillar Power Finance	113	109	24
Total	$215	$207	$54

Total Impaired Loans and Finance Leases
Customer
North America	$53	$50	$7
Europe	73	71	11
Asia Pacific	21	21	4
Mining	1	1	—
Latin America	37	37	8
Caterpillar Power Finance	408	404	24
Total	$593	$584	$54

	December 31, 2011
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$83	$80	$—
Europe	47	46	—
Asia Pacific	4	4	—
Mining	8	8	—
Latin America	9	9	—
Caterpillar Power Finance	175	170	—
Total	$326	$317	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$23	$20	$6
Europe	22	21	8
Asia Pacific	9	9	3
Mining	—	—	—
Latin America	19	19	4
Caterpillar Power Finance	85	85	13
Total	$158	$154	$34

Total Impaired Loans and Finance Leases
Customer
North America	$106	$100	$6
Europe	69	67	8
Asia Pacific	13	13	3
Mining	8	8	—
Latin America	28	28	4
Caterpillar Power Finance	260	255	13
Total	$484	$471	$34

	Years ended December 31,
	2013		2012		2011
(Millions of dollars)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$25	$3	$50	$3	$91	$4
Europe	49	1	45	1	11	—
Asia Pacific	4	—	3	—	5	—
Mining	61	3	8	—	8	1
Latin America	11	—	6	—	9	1
Caterpillar Power Finance	271	5	220	2	221	6
Total	$421	$12	$332	$6	$345	$12

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$18	$1	$25	$1	$56	$2
Europe	22	1	27	1	20	—
Asia Pacific	18	1	15	1	11	1
Mining	1	—	—	—	—	—
Latin America	44	2	27	2	11	—
Caterpillar Power Finance	135	1	94	—	61	—
Total	$238	$6	$188	$5	$159	$3

Total Impaired Loans and Finance Leases
Customer
North America	$43	$4	$75	$4	$147	$6
Europe	71	2	72	2	31	—
Asia Pacific	22	1	18	1	16	1
Mining	62	3	8	—	8	1
Latin America	55	2	33	2	20	1
Caterpillar Power Finance	406	6	314	2	282	6
Total	$659	$18	$520	$11	$504	$15

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

As of December 31, 2013, 2012 and 2011, there were no loans or finance leases on non-accrual status for the Dealer portfolio segment.

The investment in customer loans and finance leases on non-accrual status was as follows:

	December 31,
(Millions of dollars)	2013	2012	2011
Customer
North America	$26	$59	$112
Europe	28	38	58
Asia Pacific	50	36	24
Mining	23	12	12
Latin America	179	148	108
Caterpillar Power Finance	119	220	158
Total	$425	$513	$472

Aging related to loans and finance leases was as follows:

(Millions of dollars)	December 31, 2013
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$37	$12	$24	$73	$6,508	$6,581	$—
Europe	26	15	29	70	2,805	2,875	6
Asia Pacific	54	23	59	136	2,752	2,888	11
Mining	3	—	12	15	2,128	2,143	—
Latin America	54	25	165	244	2,474	2,718	5
Caterpillar Power Finance	55	30	60	145	2,946	3,091	—
Dealer
North America	—	—	—	—	2,283	2,283	—
Europe	—	—	—	—	150	150	—
Asia Pacific	—	—	—	—	583	583	—
Mining	—	—	—	—	1	1	—
Latin America	—	—	—	—	748	748	—
Caterpillar Power Finance	—	—	—	—	—	—	—
Total	$229	$105	$349	$683	$23,378	$24,061	$22

(Millions of dollars)	December 31, 2012
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$35	$8	$52	$95	$5,872	$5,967	$—
Europe	23	9	36	68	2,487	2,555	6
Asia Pacific	53	19	54	126	2,912	3,038	18
Mining	—	1	12	13	1,960	1,973	—
Latin America	62	19	138	219	2,500	2,719	—
Caterpillar Power Finance	15	14	126	155	3,017	3,172	4
Dealer
North America	—	—	—	—	2,063	2,063	—
Europe	—	—	—	—	185	185	—
Asia Pacific	—	—	—	—	751	751	—
Mining	—	—	—	—	1	1	—
Latin America	—	—	—	—	884	884	—
Caterpillar Power Finance	—	—	—	—	—	—	—
Total	$188	$70	$418	$676	$22,632	$23,308	$28

(Millions of dollars)	December 31, 2011
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$74	$39	$111	$224	$5,378	$5,602	$9
Europe	27	11	57	95	2,129	2,224	10
Asia Pacific	47	23	38	108	2,769	2,877	14
Mining	—	—	12	12	1,473	1,485	—
Latin America	32	15	99	146	2,339	2,485	—
Caterpillar Power Finance	14	16	125	155	2,765	2,920	25
Dealer
North America	—	—	—	—	1,689	1,689	—
Europe	—	—	—	—	57	57	—
Asia Pacific	—	—	—	—	161	161	—
Mining	—	—	—	—	—	—	—
Latin America	—	—	—	—	480	480	—
Caterpillar Power Finance	—	—	—	—	—	—	—
Total	$194	$104	$442	$740	$19,240	$19,980	$58

Allowance for credit loss activity

The allowance for credit losses as of December 31, 2013 was $375 million compared with $423 million as of December 31, 2012.  The overall decrease of $48 million in the allowance for credit losses during the year reflects a $55 million decrease associated with the lower allowance rate, partially offset by a $7 million increase due to an increase in Cat Financial's net finance receivables portfolio. The lower allowance rate reflects write-offs taken in 2013, primarily related to Cat Financial's European marine portfolio that had been previously provided for in the allowance for credit losses, favorable changes in Cat Financial's estimated probabilities of default (due to improved financial health of Cat Financial's customers), continued refinements of estimated loss emergence periods and general improvement in the economic conditions of the industries Cat Financial serves.

The allowance for credit losses as of December 31, 2012 was $423 million compared with $366 million as of December 31, 2011. The overall increase of $57 million in allowance for credit losses during the year reflects a $51 million increase in allowance due to an increase in Cat Financial’s net finance receivables portfolio and a $6 million increase associated with the higher allowance rate.

An analysis of the allowance for credit losses during 2013, 2012 and 2011 was as follows:

(Millions of dollars)	December 31, 2013
	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$414	$9	$423
Receivables written off	(179)	—	(179)
Recoveries on receivables previously written off	56	—	56
Provision for credit losses	83	1	84
Other	(9)	—	(9)
Balance at end of year	$365	$10	$375

Individually evaluated for impairment	$70	$—	$70
Collectively evaluated for impairment	295	10	305
Ending Balance	$365	$10	$375

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$628	$—	$628
Collectively evaluated for impairment	19,668	3,765	23,433
Ending Balance	$20,296	$3,765	$24,061

(Millions of dollars)	December 31, 2012
	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$360	$6	$366
Receivables written off	(149)	—	(149)
Recoveries on receivables previously written off	47	—	47
Provision for credit losses	157	3	160
Other	(1)	—	(1)
Balance at end of year	$414	$9	$423

Individually evaluated for impairment	$54	$—	$54
Collectively evaluated for impairment	360	9	369
Ending Balance	$414	$9	$423

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$593	$—	$593
Collectively evaluated for impairment	18,831	3,884	22,715
Ending Balance	$19,424	$3,884	$23,308

(Millions of dollars)	December 31, 2011
	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$357	$5	$362
Receivables written off	(210)	—	(210)
Recoveries on receivables previously written off	52	—	52
Provision for credit losses	167	1	168
Other	(6)	—	(6)
Balance at end of year	$360	$6	$366

Individually evaluated for impairment	$34	$—	$34
Collectively evaluated for impairment	326	6	332
Ending Balance	$360	$6	$366

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$484	$—	$484
Collectively evaluated for impairment	17,109	2,387	19,496
Ending Balance	$17,593	$2,387	$19,980

Credit quality of finance receivables

The credit quality of finance receivables is reviewed on a monthly basis.  Credit quality indicators include performing and non-performing.  Non-performing is defined as finance receivables currently over 120 days past due and/or on non-accrual status or in bankruptcy.  Finance receivables not meeting the criteria listed above are considered performing.  Non-performing receivables have the highest probability for credit loss.  The allowance for credit losses attributable to non-performing receivables is based on the most probable source of repayment, which is normally the liquidation of collateral.  In determining collateral value, Cat Financial estimates the current fair market value of the collateral less selling costs. In addition, Cat Financial considers credit enhancements such as additional collateral and contractual third-party guarantees in determining the allowance for credit losses attributable to non-performing receivables.

The recorded investment in performing and non-performing finance receivables was as follows:

(Millions of dollars)	December 31, 2013
	Customer	Dealer	Total
Performing
North America	$6,555	$2,283	$8,838
Europe	2,847	150	2,997
Asia Pacific	2,838	583	3,421
Mining	2,120	1	2,121
Latin America	2,539	748	3,287
Caterpillar Power Finance	2,972	—	2,972
Total Performing	$19,871	$3,765	$23,636

Non-Performing
North America	$26	$—	$26
Europe	28	—	28
Asia Pacific	50	—	50
Mining	23	—	23
Latin America	179	—	179
Caterpillar Power Finance	119	—	119
Total Non-Performing	$425	$—	$425

Performing & Non-Performing
North America	$6,581	$2,283	$8,864
Europe	2,875	150	3,025
Asia Pacific	2,888	583	3,471
Mining	2,143	1	2,144
Latin America	2,718	748	3,466
Caterpillar Power Finance	3,091	—	3,091
Total	$20,296	$3,765	$24,061

(Millions of dollars)	December 31, 2012
	Customer	Dealer	Total
Performing
North America	$5,908	$2,063	$7,971
Europe	2,517	185	2,702
Asia Pacific	3,002	751	3,753
Mining	1,961	1	1,962
Latin America	2,571	884	3,455
Caterpillar Power Finance	2,952	—	2,952
Total Performing	$18,911	$3,884	$22,795

Non-Performing
North America	$59	$—	$59
Europe	38	—	38
Asia Pacific	36	—	36
Mining	12	—	12
Latin America	148	—	148
Caterpillar Power Finance	220	—	220
Total Non-Performing	$513	$—	$513

Performing & Non-Performing
North America	$5,967	$2,063	$8,030
Europe	2,555	185	2,740
Asia Pacific	3,038	751	3,789
Mining	1,973	1	1,974
Latin America	2,719	884	3,603
Caterpillar Power Finance	3,172	—	3,172
Total	$19,424	$3,884	$23,308

(Millions of dollars)	December 31, 2011
	Customer	Dealer	Total
Performing
North America	$5,490	$1,689	$7,179
Europe	2,166	57	2,223
Asia Pacific	2,853	161	3,014
Mining	1,473	—	1,473
Latin America	2,377	480	2,857
Caterpillar Power Finance	2,762	—	2,762
Total Performing	$17,121	$2,387	$19,508

Non-Performing
North America	$112	$—	$112
Europe	58	—	58
Asia Pacific	24	—	24
Mining	12	—	12
Latin America	108	—	108
Caterpillar Power Finance	158	—	158
Total Non-Performing	$472	$—	$472

Performing & Non-Performing
North America	$5,602	$1,689	$7,291
Europe	2,224	57	2,281
Asia Pacific	2,877	161	3,038
Mining	1,485	—	1,485
Latin America	2,485	480	2,965
Caterpillar Power Finance	2,920	—	2,920
Total	$17,593	$2,387	$19,980

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

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses.  The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral.  In determining collateral value, Cat Financial estimates the current fair market value of the collateral less selling costs. In addition, Cat Financial factors in credit enhancements such as additional collateral and contractual third-party guarantees in determining the allowance for credit losses attributable to TDRs.

There were no loans or finance lease receivables modified as TDRs during the years ended December 31, 2013, 2012 and 2011 for the Dealer portfolio segment.

Loan and finance lease receivables in the Customer portfolio segment modified as TDRs during the years ended December 31, 2013, 2012, and 2011 were as follows:

(Millions of dollars)	Year ended December 31, 2013
	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Customer
North America	62	$9	$9
Europe	51	7	7
Asia Pacific	3	1	1
Mining	45	123	123
Latin America	16	2	2
Caterpillar Power Finance [1]	17	153	157
Total [2]	194	$295	$299

	Year ended December 31, 2012
	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Customer
North America	98	$15	$15
Europe	21	8	8
Asia Pacific	12	3	3
Mining	—	—	—
Latin America	41	5	5
Caterpillar Power Finance [1]	27	253	253
Total [2]	199	$284	$284

	Year ended December 31, 2011
	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Customer
North America	71	$13	$13
Europe	7	44	44
Asia Pacific	—	—	—
Mining	—	—	—
Latin America	12	10	10
Caterpillar Power Finance [1]	35	117	117
Total [2]	125	$184	$184

[1]
During the years ended December 31, 2013, 2012 and 2011, $25 million, $24 million and $15 million, respectively, of additional funds were subsequently loaned to a borrower whose terms had been modified in a TDR. The $25 million, $24 million and $15 million of additional funds are not reflected in the table above as no incremental modifications have been made with the borrower during the periods presented. At December 31, 2013, remaining commitments to lend additional funds to a borrower whose terms have been modified in a TDR were $6 million.

[2]	Modifications include extended contract maturities, inclusion of interest only periods, below market interest rates, and extended skip payment periods.

TDRs in the Customer portfolio segment with a payment default during the years ended December 31, 2013, 2012, and 2011 which had been modified within twelve months prior to the default date, were as follows:

(Millions of dollars)	Year ended December 31, 2013		Year ended December 31, 2012		Year ended December 31, 2011
	Number of Contracts	Post-TDR Recorded Investment	Number of Contracts	Post-TDR Recorded Investment	Number of Contracts	Post-TDR Recorded Investment
Customer
North America	19	$4	49	$4	48	$26
Europe	5	—	—	—	1	1
Asia Pacific	—	—	2	1	—	—
Mining	—	—	—	—	—	—
Latin America	—	—	—	—	7	4
Caterpillar Power Finance	2	3	16	21	14	70
Total	26	$7	67	$26	70	$101

D.	Securitized Retail Installment Sale Contracts and Finance Leases

Cat Financial has periodically transferred certain finance receivables relating to their retail installment sale contracts and finance leases to special-purpose entities (SPEs) as part of their asset-backed securitization program.  These SPEs were concluded to be VIEs. Cat Financial determined that they were the primary beneficiary based on their power to direct activities through their role as servicer and their obligation to absorb losses and right to receive benefits and therefore consolidated these securitization SPEs.

On April 25, 2011, Cat Financial exercised a clean-up call on their only outstanding asset-backed securitization transaction.  As a result, Cat Financial had no assets or liabilities related to their securitization program as of  December 31, 2013, 2012 or 2011.

7.	Inventories

Inventories (principally using the LIFO method) are comprised of the following:

	December 31,
(Millions of dollars)	2013	2012	2011
Raw materials	$2,966	$3,573	$3,766
Work-in-process	2,589	2,920	2,959
Finished goods	6,785	8,767	7,562
Supplies	285	287	257
Total inventories	$12,625	$15,547	$14,544

We had long-term material purchase obligations of approximately $1,568 million at December 31, 2013.

During 2013 inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. In 2013, the effect of this reduction of inventory decreased Cost of goods sold by approximately $115 million and increased Profit by approximately $81 million or $0.12 per share.

8.	Property, plant and equipment

		December 31,
(Millions of dollars)	Useful Lives (Years)	2013	2012	2011
Land	—	$688	$723	$753
Buildings and land improvements	20-45	6,928	6,214	5,857
Machinery, equipment and other	3-10	16,793	16,073	14,435
Equipment leased to others	1-10	5,365	4,658	4,285
Construction-in-process	—	1,542	2,264	1,996
Total property, plant and equipment, at cost		31,316	29,932	27,326
Less: Accumulated depreciation		(14,241)	(13,471)	(12,931)
Property, plant and equipment–net		$17,075	$16,461	$14,395

We had commitments for the purchase or construction of capital assets of approximately $269 million at December 31, 2013.

Assets recorded under capital leases: [1]
	December 31,
(Millions of dollars)	2013	2012	2011
Gross capital leases [2]	$125	$134	$131
Less: Accumulated depreciation	(50)	(58)	(75)
Net capital leases	$75	$76	$56

[1]	Included in Property, plant and equipment table above.

[2]	Consists primarily of machinery and equipment.

At December 31, 2013, scheduled minimum rental payments on assets recorded under capital leases were:

(Millions of dollars)
2014	2015	2016	2017	2018	Thereafter
$10	$14	$22	$7	$7	$47

Equipment leased to others (primarily by Cat Financial):
	December 31,
(Millions of dollars)	2013	2012	2011
Equipment leased to others–at original cost	$5,365	$4,658	$4,285
Less: Accumulated depreciation	(1,521)	(1,383)	(1,406)
Equipment leased to others–net	$3,844	$3,275	$2,879

At December 31, 2013, scheduled minimum rental payments to be received for equipment leased to others were:

(Millions of dollars)
2014	2015	2016	2017	2018	Thereafter
$916	$626	$379	$191	$95	$45

9.	Investments in unconsolidated affiliated companies

Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a lag of 3 months or less) was as follows:

Results of Operations of unconsolidated affiliated companies:
	Years ended December 31,
(Millions of dollars)	2013	2012	2011
Results of Operations:
Sales	$1,336	$1,084	$966
Cost of sales	1,048	872	797
Gross profit	$288	$212	$169

Profit (loss)	$(28)	$28	$(46)

Financial Position of unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2013	2012	2011
Financial Position:
Assets:
Current assets	$683	$715	$345
Property, plant and equipment–net	710	529	200
Other assets	608	616	9
	2,001	1,860	554
Liabilities:
Current liabilities	437	443	220
Long-term debt due after one year	900	708	72
Other liabilities	262	170	17
	1,599	1,321	309
Equity	$402	$539	$245

Caterpillar’s investments in unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2013	2012	2011
Investments in equity method companies	$262	$256	$111
Plus: Investments in cost method companies	10	16	22
Total investments in unconsolidated affiliated companies	$272	$272	$133

The increase in the 2012 financial position and equity investments amounts from 2011 relate to the sale of a majority interest in Caterpillar's third party logistics business, which occurred on July 31, 2012. Under the terms of the agreement, Caterpillar retained a 35 percent equity interest. The increase is also related to the acquisition of an equity interest in Black Horse LLC, which occurred on December 5, 2012.

10.  Intangible assets and goodwill

A.	Intangible assets

Intangible assets are comprised of the following:

		December 31, 2013
(Millions of dollars)	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,653	$(539)	$2,114
Intellectual property	11	1,821	(495)	1,326
Other	10	274	(136)	138
Total finite-lived intangible assets	13	4,748	(1,170)	3,578
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$4,766	$(1,170)	$3,596

		December 31, 2012
	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,756	$(377)	$2,379
Intellectual property	12	1,767	(342)	1,425
Other	10	299	(105)	194
Total finite-lived intangible assets	13	4,822	(824)	3,998
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$4,840	$(824)	$4,016

		December 31, 2011
	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,811	$(213)	$2,598
Intellectual property	11	1,794	(244)	1,550
Other	11	299	(97)	202
Total finite-lived intangible assets	13	4,904	(554)	4,350
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$4,922	$(554)	$4,368

During 2013, we acquired finite-lived intangible assets aggregating $70 million due to the purchase of Johan Walter Berg AB (Berg). See Note 24 for details on this acquisition.

Gross customer relationship intangibles of $168 million and related accumulated amortization of $25 million were reclassified from Intangible assets to assets held for sale and/or divested during 2013, and are not included in the December 31, 2013 balances in the table above. These transactions were related to the divestiture of portions of the Bucyrus distribution business. See Note 26 for additional information on divestitures and assets held for sale.

During 2012, we acquired finite-lived intangible assets aggregating $120 million due to purchases of Siwei ($112 million) and Caterpillar Tohoku Ltd. (Cat Tohoku) ($8 million). See Note 24 for details on these acquisitions.

Gross customer relationship intangibles of $207 million and related accumulated amortization of $93 million were reclassified from Intangible assets to held for sale and/or divested during 2012, and are not included in the December 31, 2012 balances in the table above. These transactions primarily related to the divestiture of portions of the Bucyrus distribution business and our third party logistics business. See Note 26 for additional information on divestitures and assets held for sale.

Gross customer relationship intangibles of $51 million and related accumulated amortization of $29 million from the All Other segment were impaired during 2012. Fair value of the intangibles was determined using an income approach based on the present value of discounted cash flows. The impairment of $22 million was recognized in Other operating (income) expenses in Statement 1 and included in the All Other segment.

During 2011, we acquired finite-lived intangible assets aggregating $4,167 million primarily due to purchases of Bucyrus International, Inc. (Bucyrus) ($3,901 million), Pyroban Group Ltd. (Pyroban) ($41 million) and MWM Holding GmbH (MWM) ($221 million).  See Note 24 for details on these acquisitions.

As described in Note 26, we sold customer relationship intangibles of $63 million associated with the divestiture of a portion of the Bucyrus distribution business in December 2011.  Additionally, $186 million of customer relationship intangibles were classified as held for sale at December 31, 2011, and are not included in the table above.

Finite-lived intangible assets are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired.  Indefinite-lived intangible assets are tested for impairment at least annually.

Amortization expense related to intangible assets was $371 million, $387 million and $233 million for 2013, 2012 and 2011, respectively.

As of December 31, 2013, amortization expense related to intangible assets is expected to be:

(Millions of dollars)
2014	2015	2016	2017	2018	Thereafter
$365	$354	$333	$331	$327	$1,886

B.	Goodwill

During 2013, we acquired net assets with related goodwill of $106 million due to the purchase of Berg. See Note 24 for details on this acquisition.

As discussed in Note 24, we recorded goodwill of $625 million related to our May 2012 acquisition of Siwei. In November 2012, Caterpillar became aware of inventory accounting discrepancies at Siwei which led to an internal investigation. Caterpillar's investigation determined that Siwei had engaged in accounting misconduct prior to Caterpillar's acquisition of Siwei in mid-2012. The accounting misconduct included inappropriate accounting practices involving improper cost allocation that resulted in overstated profit and improper revenue recognition practices involving early and, at times unsupported, revenue recognition.

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

Additionally, during 2012, we recorded goodwill of $22 million related to the acquisition of Cat Tohoku and finalized the allocation of the Bucyrus and MWM purchase prices to identifiable assets and liabilities, adjusting goodwill from our December 31, 2011 preliminary allocation for Bucyrus and MWM by a reduction of $28 million and an increase of $9 million, respectively. See Note 24 for details on these acquisitions.

During 2011, we acquired net assets with related goodwill aggregating $5,026 million primarily due to purchases of Bucyrus ($4,616 million), Pyroban ($23 million) and MWM ($387 million).  See Note 24 for details on these acquisitions.

Goodwill of $65 million, $181 million and $409 million was reclassified to held for sale and/or divested during 2013, 2012 and 2011, respectively, and is not included in the December 31, 2013, 2012 and 2011 respective balances in the table below. The reclassified/divested amount in 2013 was related to the divestiture of portions of the Bucyrus distribution business and the sale of certain Power Systems assets that were accounted for as a business. The reclassified/divested amounts in 2012 and 2011 primarily related to the divestiture of portions of the Bucyrus distribution business. See Note 26 for additional information on divestitures and assets held for sale.

The changes in carrying amount of goodwill by reportable segment for the years ended December 31, 2013, 2012 and 2011 were as follows:

(Millions of dollars)	December 31, 2012	Acquisitions [1]	Held for Sale and Business Divestitures [2]	Impairment Loss	Other Adjustments [3]	December 31, 2013
Construction Industries
Goodwill	$382	$—	$—	$—	$(56)	$326
Resource Industries
Goodwill	4,559	—	(55)	—	11	4,515
Impairments	(602)	—	—	—	—	(602)
Net goodwill	3,957	—	(55)	—	11	3,913
Power Systems
Goodwill	2,486	106	(10)	—	18	2,600
All Other [4]
Goodwill	117	—	—	—	—	117
Consolidated total
Goodwill	7,544	106	(65)	—	(27)	7,558
Impairments	(602)	—	—	—	—	(602)
Net goodwill	$6,942	$106	$(65)	$—	$(27)	$6,956

	December 31, 2011	Acquisitions [1]	Held for Sale and Business Divestitures [2]	Impairment Loss	Other Adjustments [3]	December 31, 2012
Construction Industries
Goodwill	$378	$22	$—	$—	$(18)	$382
Resource Industries
Goodwill	4,121	597	(181)	—	22	4,559
Impairments	(22)	—	—	(580)	—	(602)
Net goodwill	4,099	597	(181)	(580)	22	3,957
Power Systems
Goodwill	2,486	9	—	—	(9)	2,486
All Other [4]
Goodwill	117	—	—	—	—	117
Consolidated total
Goodwill	7,102	628	(181)	—	(5)	7,544
Impairments	(22)	—	—	(580)	—	(602)
Net goodwill	$7,080	$628	$(181)	$(580)	$(5)	$6,942

	December 31, 2010	Acquisitions [1]	Held for Sale and Business Divestitures [2]	Impairment Loss	Other Adjustments [3]	December 31, 2011
Construction Industries
Goodwill	$357	$—	$—	$—	$21	$378
Resource Industries
Goodwill	73	4,616	(397)	—	(171)	4,121
Impairments	(22)	—	—	—	—	(22)
Net goodwill	51	4,616	(397)	—	(171)	4,099
Power Systems
Goodwill	2,077	410	—	—	(1)	2,486
All Other [4]
Goodwill	129	—	(12)	—	—	117
Consolidated total
Goodwill	2,636	5,026	(409)	—	(151)	7,102
Impairments	(22)	—	—	—	—	(22)
Net goodwill	$2,614	$5,026	$(409)	$—	$(151)	$7,080

[1]	See Note 24 for additional information.

[2]	See Note 26 for additional information.

[3]	Other adjustments are comprised primarily of foreign currency translation.

[4]	Includes All Other operating segment (See Note 23).

11.	Available-for-sale securities

We have investments in certain debt and equity securities, primarily at Insurance Services, that have been classified as available-for-sale and recorded at fair value based upon quoted market prices.  These investments are primarily included in Other assets in Statement 3.  Unrealized gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity (Accumulated other comprehensive income (loss) in Statement 3).  Realized gains and losses on sales of investments are generally determined using the FIFO (first-in, first-out) method for debt instruments and the specific identification method for equity securities.  Realized gains and losses are included in Other income (expense) in Statement 1.

	December 31, 2013			December 31, 2012			December 31, 2011
(Millions of dollars)	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value
Government debt
U.S. treasury bonds	$10	$—	$10	$10	$—	$10	$10	$—	$10
Other U.S. and non-U.S. government bonds	119	1	120	144	2	146	90	2	92

Corporate bonds
Corporate bonds	612	21	633	626	38	664	542	30	572
Asset-backed securities	72	—	72	96	—	96	112	(1)	111

Mortgage-backed debt securities
U.S. governmental agency	322	(1)	321	291	8	299	297	13	310
Residential	18	—	18	26	(1)	25	33	(3)	30
Commercial	87	6	93	117	10	127	142	3	145

Equity securities
Large capitalization value	173	81	254	147	38	185	127	21	148
Smaller company growth	25	24	49	22	12	34	22	7	29
Total	$1,438	$132	$1,570	$1,479	$107	$1,586	$1,375	$72	$1,447

During 2013, 2012 and 2011, charges for other-than-temporary declines in the market values of securities were $1 million, $2 million and $5 million, respectively.  These charges were accounted for as realized losses and were included in Other income (expense) in Statement 1.  The cost basis of the impacted securities was adjusted to reflect these charges.

Investments in an unrealized loss position that are not other-than-temporarily impaired:

	December 31, 2013
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Corporate bonds	$159	$2	$1	$—	$160	$2
Asset-backed securities	6	—	20	1	26	1

Mortgage-backed debt securities
U.S. governmental agency	140	4	65	2	205	6
Total	$305	$6	$86	$3	$391	$9

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:

	December 31, 2012
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Asset-backed securities	$—	$—	$20	$3	$20	$3

Mortgage-backed debt securities
U.S. governmental agency	84	1	15	—	99	1
Residential	—	—	14	1	14	1

Equity securities
Large capitalization value	25	2	10	1	35	3
Total	$109	$3	$59	$5	$168	$8

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2011
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Corporate bonds	$54	$1	$1	$—	$55	$1
Asset-backed securities	1	—	20	5	21	5

Mortgage-backed debt securities
U.S. governmental agency	51	1	—	—	51	1
Residential	3	—	18	3	21	3
Commercial	15	—	8	1	23	1

Equity securities
Large capitalization value	36	5	6	1	42	6
Smaller company growth	4	1	—	—	4	1
Total	$164	$8	$53	$10	$217	$18

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Corporate Bonds.  The unrealized losses on our investments in corporate bonds and asset-backed securities relate to changes in interest rates and credit-related yield spreads since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell the investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2013.

Mortgage-Backed Debt Securities.  The unrealized losses on our investments in mortgage-backed securities are a function of higher delinquencies, default rates and underlying market yields since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell these investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2013.

The cost basis and fair value of the available-for-sale debt securities at December 31, 2013, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

	December 31, 2013
(Millions of dollars)	Cost Basis	Fair Value
Due in one year or less	$187	$188
Due after one year through five years	572	592
Due after five years through ten years	24	25
Due after ten years	30	30
U.S. governmental agency mortgage-backed securities	322	321
Residential mortgage-backed securities	18	18
Commercial mortgage-backed securities	87	93
Total debt securities – available-for-sale	$1,240	$1,267

Sales of Securities:
	Years Ended December 31,
(Millions of dollars)	2013	2012	2011
Proceeds from the sale of available-for-sale securities	$449	$306	$247
Gross gains from the sale of available-for-sale securities	$22	$6	$4
Gross losses from the sale of available-for-sale securities	$2	$—	$1

12.	Postemployment benefit plans

We provide defined benefit pension plans, defined contribution plans and/or other postretirement benefit plans (retirement health care and life insurance) to employees in many of our locations throughout the world. Our defined benefit pension plans provide a benefit based on years of service and/or the employee’s average earnings near retirement. Our defined contribution plans allow employees to contribute a portion of their salary to help save for retirement, and in certain cases, we provide a matching contribution. The benefit obligation related to our non-U.S. defined benefit pension plans are for employees located primarily in Europe, Japan and Brazil. For other postretirement benefits, substantially all of our benefit obligation is for employees located in the United States.

In February 2012, we announced the closure of the Electro-Motive Diesel facility located in London, Ontario. As a result of the closure, we recognized a $37 million other postretirement benefits curtailment gain. This excludes a $21 million loss of a third-party receivable for other postretirement benefits that was eliminated due to the closure. In addition, a $10 million contractual termination benefit expense was recognized related to statutory pension benefits required to be paid to certain affected employees. As a result, a net gain of $6 million related to the facility closure was recognized in Other operating (income) expenses in Statement 1.

In August 2012, we announced changes to our U.S. hourly pension plan, which impacted certain hourly employees. For the impacted employees, pension benefit accruals were frozen on January 1, 2013 or will freeze January 1, 2016, at which time employees will become eligible for various provisions of company sponsored 401(k) plans including a matching contribution and an annual employer contribution. The plan changes resulted in a curtailment and required a remeasurement as of August 31, 2012. The curtailment and the remeasurement resulted in a net increase in our Liability for postemployment benefits of $243 million and a net loss of $153 million, net of tax, recognized in Accumulated other comprehensive income (loss). The increase in the liability was primarily due to a decline in the discount rate. Also, the curtailment resulted in expense of $7 million which was recognized in Other operating (income) expenses in Statement 1.

A.	Benefit obligations

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Change in benefit obligation:
Benefit obligation, beginning of year	$15,913	$14,782	$13,024	$4,737	$4,299	$3,867	$5,453	$5,381	$5,184
Service cost	196	185	158	120	108	115	108	92	84
Interest cost	581	609	651	166	182	182	195	221	253
Plan amendments	—	—	1	—	12	(24)	1	(38)	(121)
Actuarial losses (gains)	(1,450)	1,168	1,635	(41)	385	312	(658)	186	306
Foreign currency exchange rates	—	—	—	(81)	49	(32)	(19)	(11)	(19)
Participant contributions	—	—	—	10	9	9	57	48	44
Benefits paid - gross	(845)	(831)	(823)	(254)	(190)	(187)	(339)	(394)	(388)
Less: federal subsidy on benefits paid	—	—	—	—	—	—	8	16	14
Curtailments, settlements and termination benefits	(7)	—	(3)	(56)	(67)	(83)	—	(48)	(6)
Acquisitions, divestitures and other [1]	31	—	139	8	(50)	140	(22)	—	30
Benefit obligation, end of year	$14,419	$15,913	$14,782	$4,609	$4,737	$4,299	$4,784	$5,453	$5,381
Accumulated benefit obligation, end of year	$14,056	$15,132	$14,055	$4,247	$4,329	$3,744

Weighted-average assumptions used to determine benefit obligation:
Discount rate [2]	4.6%	3.7%	4.3%	4.1%	3.7%	4.3%	4.6%	3.7%	4.3%
Rate of compensation increase [2]	4.0%	4.5%	4.5%	4.2%	3.9%	3.9%	4.0%	4.4%	4.4%

[1]
In 2013, charge to recognize a previously unrecorded liability related to a subsidiary's pension plans and an adjustment to other postretirement benefits related to certain other benefits. See Note 26 regarding the divestiture of the third party logistics business in 2012 and Note 24 for the acquisition of Bucyrus International in 2011.

[2]	End of year rates are used to determine net periodic cost for the subsequent year. See Note 12E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage- point increase	One-percentage- point decrease
Effect on 2013 service and interest cost components of other postretirement benefit cost	$26	$(22)
Effect on accumulated postretirement benefit obligation	$274	$(230)

B.	Plan assets

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Change in plan assets:
Fair value of plan assets, beginning of year	$10,981	$9,997	$10,760	$3,426	$2,818	$2,880	$789	$814	$996
Actual return on plan assets	1,722	1,235	(270)	535	368	(83)	158	117	(45)
Foreign currency exchange rates	—	—	—	(41)	47	(1)	—	—	—
Company contributions	541	580	212	303	446	234	157	204	207
Participant contributions	—	—	—	10	9	9	57	48	44
Benefits paid	(845)	(831)	(823)	(254)	(190)	(187)	(339)	(394)	(388)
Settlements and termination benefits	(4)	—	—	(30)	(72)	(41)	—	—	—
Acquisitions / other [1]	—	—	118	—	—	7	—	—	—
Fair value of plan assets, end of year	$12,395	$10,981	$9,997	$3,949	$3,426	$2,818	$822	$789	$814

[1]	See Note 24 regarding Bucyrus International in 2011.

Our current U.S. pension target asset allocations are 60 percent equities and 40 percent fixed income.  Our strategy includes further aligning our investments to our liabilities, while reducing risk in our portfolio. Target allocation policies will be revisited periodically to ensure they reflect the overall objectives of the fund.

In general, our non-U.S. pension target asset allocations reflect our investment strategy of maximizing the long-term rate of return on plan assets and the resulting funded status, within an appropriate level of risk.  The weighted-average target allocations for the non-U.S. pension plans are 59 percent equities, 32 percent fixed income, 7 percent real estate and 2 percent other.  The target allocations for each plan vary based upon local statutory requirements, demographics of plan participants and funded status.  Plan assets are primarily invested in non-U.S. securities.

Our target allocations for the other postretirement benefit plans are 70 percent equities and 30 percent fixed income.

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

The accounting guidance on fair value measurements specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques (Level 1, 2 and 3).  See Note 18 for a discussion of the fair value hierarchy.

Fair values are determined as follows:

•	Equity securities are primarily based on valuations for identical instruments in active markets.

•	Fixed income securities are primarily based upon models that take into consideration such market-based factors as recent sales, risk-free yield curves and prices of similarly rated bonds.

•	Real estate is stated at the fund’s net asset value or at appraised value.

•	Cash, short-term instruments and other are based on the carrying amount, which approximates fair value, or the fund’s net asset value.

The fair value of the pension and other postretirement benefit plan assets by category is summarized below:

	December 31, 2013
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,337	$—	$129	$4,466
Non-U.S. equities	3,058	—	—	3,058

Fixed income securities:
U.S. corporate bonds	—	2,123	34	2,157
Non-U.S. corporate bonds	—	327	20	347
U.S. government bonds	—	774	—	774
U.S. governmental agency mortgage-backed securities	—	905	—	905
Non-U.S. government bonds	—	52	—	52

Real estate	—	—	8	8

Cash, short-term instruments and other	22	606	—	628
Total U.S. pension assets	$7,417	$4,787	$191	$12,395

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,460	$3	$98	$4,561
Non-U.S. equities	2,691	2	—	2,693

Fixed income securities:
U.S. corporate bonds	—	1,490	23	1,513
Non-U.S. corporate bonds	—	231	10	241
U.S. government bonds	—	694	8	702
U.S. governmental agency mortgage-backed securities	—	794	1	795
Non-U.S. government bonds	—	33	3	36

Real estate	—	—	8	8

Cash, short-term instruments and other	13	419	—	432
Total U.S. pension assets	$7,164	$3,666	$151	$10,981

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,314	$—	$77	$4,391
Non-U.S. equities	2,366	—	—	2,366

Fixed income securities:
U.S. corporate bonds	—	1,178	35	1,213
Non-U.S. corporate bonds	—	143	6	149
U.S. government bonds	—	462	7	469
U.S. governmental agency mortgage-backed securities	—	891	3	894
Non-U.S. government bonds	—	31	—	31

Real estate	—	—	8	8

Cash, short-term instruments and other	48	428	—	476
Total U.S. pension assets	$6,728	$3,133	$136	$9,997

	December 31, 2013
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$607	$1	$—	$608
Non-U.S. equities	1,022	160	—	1,182
Global equities [1]	235	54	—	289

Fixed income securities:
U.S. corporate bonds	—	84	9	93
Non-U.S. corporate bonds	—	534	12	546
U.S. government bonds	—	3	—	3
Non-U.S. government bonds	—	418	—	418
Global fixed income [1]	—	397	—	397

Real estate	—	136	111	247

Cash, short-term instruments and other [2]	141	25	—	166
Total non-U.S. pension assets	$2,005	$1,812	$132	$3,949

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$436	$2	$—	$438
Non-U.S. equities	1,038	118	—	1,156
Global equities [1]	244	27	—	271

Fixed income securities:
U.S. corporate bonds	—	37	3	40
Non-U.S. corporate bonds	—	494	2	496
U.S. government bonds	—	3	—	3
Non-U.S. government bonds	—	169	—	169
Global fixed income [1]	—	403	—	403

Real estate	—	114	104	218

Cash, short-term instruments and other [2]	185	47	—	232
Total non-U.S. pension assets	$1,903	$1,414	$109	$3,426

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$356	$1	$—	$357
Non-U.S. equities	822	84	—	906
Global equities [1]	198	40	—	238

Fixed income securities:
U.S. corporate bonds	—	16	4	20
Non-U.S. corporate bonds	—	395	5	400
U.S. government bonds	—	3	—	3
Non-U.S. government bonds	—	200	—	200
Global fixed income [1]	—	363	—	363

Real estate	—	100	97	197

Cash, short-term instruments and other [2]	109	25	—	134
Total non-U.S. pension assets	$1,485	$1,227	$106	$2,818

[1]	Includes funds that invest in both U.S. and non-U.S. securities.

[2]	Includes funds that invest in multiple asset classes, hedge funds and other.

	December 31, 2013
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$388	$—	$—	$388
Non-U.S. equities	189	—	—	189

Fixed income securities:
U.S. corporate bonds	—	101	—	101
Non-U.S. corporate bonds	—	17	—	17
U.S. government bonds	—	23	—	23
U.S. governmental agency mortgage-backed securities	—	49	—	49
Non-U.S. government bonds	—	2	—	2

Cash, short-term instruments and other	8	45	—	53
Total other postretirement benefit assets	$585	$237	$—	$822

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$387	$—	$—	$387
Non-U.S. equities	194	—	—	194

Fixed income securities:
U.S. corporate bonds	—	70	—	70
Non-U.S. corporate bonds	—	11	—	11
U.S. government bonds	—	27	—	27
U.S. governmental agency mortgage-backed securities	—	33	—	33
Non-U.S. government bonds	—	2	—	2

Cash, short-term instruments and other	18	47	—	65
Total other postretirement benefit assets	$599	$190	$—	$789

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$410	$—	$—	$410
Non-U.S. equities	191	—	—	191

Fixed income securities:
U.S. corporate bonds	—	67	—	67
Non-U.S. corporate bonds	—	8	—	8
U.S. government bonds	—	21	—	21
U.S. governmental agency mortgage-backed securities	—	47	—	47
Non-U.S. government bonds	—	1	—	1

Cash, short-term instruments and other	4	65	—	69
Total other postretirement benefit assets	$605	$209	$—	$814

Below are roll-forwards of assets measured at fair value using Level 3 inputs for the years ended December 31, 2013, 2012 and 2011.  These instruments were valued using pricing models that, in management’s judgment, reflect the assumptions a market participant would use.

(Millions of dollars)	Equities	Fixed Income	Real Estate	Other
U.S. Pension
Balance at December 31, 2010	$50	$48	$10	$—
Unrealized gains (losses)	(4)	(2)	(2)	—
Realized gains (losses)	1	—	—	—
Purchases, issuances and settlements, net	30	17	—	—
Transfers in and/or out of Level 3	—	(12)	—	—
Balance at December 31, 2011	$77	$51	$8	$—
Unrealized gains (losses)	(4)	—	—	(1)
Realized gains (losses)	4	2	—	—
Purchases, issuances and settlements, net	21	(4)	—	1
Transfers in and/or out of Level 3	—	(4)	—	—
Balance at December 31, 2012	$98	$45	$8	$—
Unrealized gains (losses)	10	(1)	—	—
Realized gains (losses)	4	—	—	—
Purchases, issuances and settlements, net	17	12	—	—
Transfers in and/or out of Level 3	—	(2)	—	—
Balance at December 31, 2013	$129	$54	$8	$—

Non-U.S. Pension
Balance at December 31, 2010	$1	$8	$90	$35
Unrealized gains (losses)	—	1	7	—
Realized gains (losses)	—	—	—	3
Purchases, issuances and settlements, net	(1)	—	—	(38)
Transfers in and/or out of Level 3	—	—	—	—
Balance at December 31, 2011	$—	$9	$97	$—
Unrealized gains (losses)	—	—	8	—
Realized gains (losses)	—	—	—	—
Purchases, issuances and settlements, net	—	(1)	(1)	—
Transfers in and/or out of Level 3	—	(3)	—	—
Balance at December 31, 2012	$—	$5	$104	$—
Unrealized gains (losses)	—	—	7	—
Realized gains (losses)	—	—	—	—
Purchases, issuances and settlements, net	—	16	—	—
Transfers in and/or out of Level 3	—	—	—	—
Balance at December 31, 2013	$—	$21	$111	$—

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

	U.S. Pension Benefits [1]			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Caterpillar Inc. common stock	$495	$597	$653	$—	$1	$1	$—	$1	$1

[1]	Amounts represent 4 percent, 5 percent and 7 percent of total plan assets for 2013, 2012 and 2011, respectively.

C.	Funded status

The funded status of the plans, reconciled to the amount reported on Statement 3, is as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2013	2012	2011	2013	2012	2011	2013	2012	2011
End of Year
Fair value of plan assets	$12,395	$10,981	$9,997	$3,949	$3,426	$2,818	$822	$789	$814
Benefit obligations	14,419	15,913	14,782	4,609	4,737	4,299	4,784	5,453	5,381
Over (under) funded status recognized in financial position	$(2,024)	$(4,932)	$(4,785)	$(660)	$(1,311)	$(1,481)	$(3,962)	$(4,664)	$(4,567)

Components of net amount recognized in financial position:
Other assets (non-current asset)	$5	$—	$—	$123	$30	$3	$—	$—	$—
Accrued wages, salaries and employee benefits (current liability)	(26)	(23)	(21)	(29)	(27)	(26)	(169)	(169)	(171)
Liability for postemployment benefits (non-current liability)	(2,003)	(4,909)	(4,764)	(754)	(1,314)	(1,458)	(3,793)	(4,495)	(4,396)
Net liability recognized	$(2,024)	$(4,932)	$(4,785)	$(660)	$(1,311)	$(1,481)	$(3,962)	$(4,664)	$(4,567)

Amounts recognized in Accumulated other comprehensive income (pre-tax) consist of:
Net actuarial loss (gain)	$4,396	$7,286	$7,044	$1,373	$1,907	$1,712	$662	$1,528	$1,495
Prior service cost (credit)	19	36	63	13	22	15	(84)	(159)	(188)
Transition obligation (asset)	—	—	—	—	—	—	—	3	5
Total	$4,415	$7,322	$7,107	$1,386	$1,929	$1,727	$578	$1,372	$1,312

The estimated amounts that will be amortized from Accumulated other comprehensive income (loss) at December 31, 2013 into net periodic benefit cost (pre-tax) in 2014 are as follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Net actuarial loss (gain)	$392	$86	$41
Prior service cost (credit)	17	1	(54)
Transition obligation (asset)	—	—	—
Total	$409	$87	$(13)

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

	U.S. Pension Benefits at Year-end			Non-U.S. Pension Benefits at Year-end
(Millions of dollars)	2013	2012	2011	2013	2012	2011
Projected benefit obligation	$14,352	$15,913	$14,782	$4,177	$4,310	$4,293
Accumulated benefit obligation	$13,989	$15,132	$14,055	$3,820	$3,903	$3,738
Fair value of plan assets	$12,323	$10,981	$9,997	$3,394	$2,969	$2,809

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. Pension Benefits at Year-end			Non-U.S. Pension Benefits at Year-end
(Millions of dollars)	2013	2012	2011	2013	2012	2011
Projected benefit obligation	$14,352	$15,913	$14,782	$1,436	$4,107	$4,112
Accumulated benefit obligation	$13,989	$15,132	$14,055	$1,374	$3,752	$3,600
Fair value of plan assets	$12,323	$10,981	$9,997	$797	$2,806	$2,661

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans for all years presented.

D.	Expected cash flow

Information about the expected cash flow for the pension and other postretirement benefit plans is as follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Employer contributions:
2014 (expected)	$240	$270	$210

Expected benefit payments:
2014	$890	$250	$340
2015	900	210	350
2016	910	220	350
2017	930	220	360
2018	940	220	360
2019-2023	4,810	1,200	1,850
Total	$9,380	$2,320	$3,610

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

(Millions of dollars)	2014	2015	2016	2017	2018	2019-2023	Total
Other postretirement benefits	$20	$20	$20	$20	$20	$115	$215

E.	Net periodic cost

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Components of net periodic benefit cost:
Service cost	$196	$185	$158	$120	$108	$115	$108	$92	$84
Interest cost	581	609	651	166	182	182	195	221	253
Expected return on plan assets [1]	(832)	(812)	(798)	(225)	(215)	(210)	(56)	(63)	(70)
Other adjustments [2]	31	—	—	—	—	—	(22)	—	—
Curtailments, settlements and termination benefits [3]	—	7	—	2	38	19	—	(40)	—
Amortization of:
Transition obligation (asset)	—	—	—	—	—	—	2	2	2
Prior service cost (credit) [4]	18	19	20	1	1	3	(73)	(68)	(55)
Net actuarial loss (gain) [5]	546	504	451	128	97	74	107	100	108
Total cost included in operating profit	$540	$512	$482	$192	$211	$183	$261	$244	$322

Other changes in plan assets and benefit obligations recognized in other comprehensive income (pre-tax):
Current year actuarial loss (gain)	$(2,344)	$745	$2,700	$(406)	$225	$526	$(759)	$133	$408
Amortization of actuarial (loss) gain	(546)	(504)	(451)	(128)	(97)	(72)	(107)	(100)	(108)
Current year prior service cost (credit)	—	(7)	—	(7)	10	(25)	2	(38)	(121)
Amortization of prior service (cost) credit	(18)	(19)	(20)	(1)	(1)	(3)	73	68	55
Amortization of transition (obligation) asset	—	—	—	—	—	—	(2)	(2)	(2)
Total recognized in other comprehensive income	(2,908)	215	2,229	(542)	137	426	(793)	61	232
Total recognized in net periodic cost and other comprehensive income	$(2,368)	$727	$2,711	$(350)	$348	$609	$(532)	$305	$554

Weighted-average assumptions used to determine net cost:
Discount rate	3.7%	4.3%	5.1%	3.7%	4.3%	4.6%	3.7%	4.3%	5.0%
Expected rate of return on plan assets [6]	7.8%	8.0%	8.5%	6.8%	7.1%	7.1%	7.8%	8.0%	8.5%
Rate of compensation increase	4.5%	4.5%	4.5%	3.9%	3.9%	4.1%	4.4%	4.4%	4.4%

[1]	Expected return on plan assets developed using calculated market-related value of plan assets which recognizes differences in expected and actual returns over a three-year period.

[2]	Charge to recognize a previously unrecorded liability related to a subsidiary's pension plans and an adjustment to other postretirement benefits related to certain other benefits.

[3]	Curtailments, settlements and termination benefits were recognized in Other operating (income) expenses in Statement 1.

[4]
Prior service cost (credit) for both pension and other postretirement benefits are generally amortized using the straight-line method over the average remaining service period of active employees expected to receive benefits from the plan. For pension plans in which all or almost all of the plan's participants are inactive and other postretirement benefit plans in which all or almost all of the plan's participants are fully eligible for benefits under the plan, prior service cost (credit) are amortized using the straight-line method over the remaining life expectancy of those participants.

[5]
Net actuarial loss (gain) for pension and other postretirement benefit plans are generally amortized using the straight-line method over the average remaining service period of active employees expected to receive benefits from the plan. For plans in which all or almost all of the plan’s participants are inactive, net actuarial loss (gain) are amortized using the straight-line method over the remaining life expectancy of the inactive participants.

[6]	The weighted-average rates for 2014 are 7.8 percent and 6.9 percent for U.S. and non-U.S. pension plans, respectively.

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

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1 percent for 2013, 2012 and 2011.  A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. We assumed a weighted-average increase of 7.1 percent in our calculation of 2013 benefit expense.  We expect a weighted-average increase of 6.6 percent during 2014.  The 2013 and 2014 rates are assumed to decrease gradually to the ultimate health care trend rate of 5 percent in 2019. This rate represents 3 percent general inflation plus 2 percent additional health care inflation.

F.	Other postemployment benefit plans

We offer long-term disability benefits, continued health care for disabled employees, survivor income benefit insurance and supplemental unemployment benefits to substantially all U.S. employees.

G.	Defined contribution plans

We have both U.S. and non-U.S. employee defined contribution plans to help employees save for retirement. Our primary U.S. 401(k) plan allows eligible employees to contribute a portion of their cash compensation to the plan on a tax-deferred basis. Employees with frozen defined benefit pension accruals are eligible for matching contributions equal to 100 percent of employee contributions to the plan up to 6 percent of cash compensation and an annual employer contribution that ranges from 3 to 5 percent of cash compensation (depending on years of service and age). Employees that are still accruing benefits under a defined benefit pension plan are eligible for matching contributions equal to 50 percent of employee contributions up to 6 percent of cash compensation. Various other U.S. and non-U.S. defined contribution plans allow eligible employees to contribute a portion of their salary to the plans, and in some cases, we provide a matching contribution to the funds.

Total company costs related to U.S. and non-U.S. defined contribution plans were as follows:

(Millions of dollars)	2013	2012	2011
U.S. plans	$308	$260	$219
Non-U.S. plans	64	60	54
	$372	$320	$273

H.	Summary of long-term liability:

	December 31,
(Millions of dollars)	2013	2012	2011
Pensions:
U.S. pensions	$2,003	$4,909	$4,764
Non-U.S. pensions	754	1,314	1,458
Total pensions	2,757	6,223	6,222
Postretirement benefits other than pensions	3,793	4,495	4,396
Other postemployment benefits	99	81	73
Defined contribution	324	286	265
	$6,973	$11,085	$10,956

13.	Short-term borrowings

	December 31,
(Millions of dollars)	2013	2012	2011
Machinery and Power Systems:
Notes payable to banks	$16	$484	$93
Notes payable to certain former shareholders of Siwei	—	152	—
Commercial paper	—	—	—
	16	636	93
Financial Products:
Notes payable to banks	545	418	527
Commercial paper	2,502	3,654	2,818
Demand notes	616	579	550
	3,663	4,651	3,895
Total short-term borrowings	$3,679	$5,287	$3,988

The weighted-average interest rates on short-term borrowings outstanding were:

	December 31,
	2013	2012	2011
Notes payable to banks	6.3%	5.8%	7.2%
Commercial paper	0.5%	0.6%	1.0%
Demand notes	0.8%	0.8%	0.9%

The notes payable to certain former shareholders of Siwei did not bear interest and were settled during the second quarter of 2013. Please refer to Note 26 for more information. Please refer to Note 18 and Table III for fair value information on short-term borrowings.

14.	Long-term debt

	December 31,
(Millions of dollars)	2013	2012	2011
Machinery and Power Systems:
Notes—Floating Rate (Three-month USD LIBOR plus 0.17%) due 2013	$—	$—	$750
Notes—1.375% due 2014	—	750	750
Notes—5.700% due 2016	506	508	510
Notes—3.900% due 2021	1,246	1,245	1,245
Notes—5.200% due 2041	757	757	1,247
Debentures—7.000% due 2013	—	—	350
Debentures—0.950% due 2015	500	500	—
Debentures—1.500% due 2017	500	499	—
Debentures—7.900% due 2018	899	899	899
Debentures—9.375% due 2021	120	120	120
Debentures—2.600% due 2022	498	498	—
Debentures—8.000% due 2023	82	82	82
Debentures—6.625% due 2028	193	193	299
Debentures—7.300% due 2031	241	241	349
Debentures—5.300% due 2035 [1]	209	208	206
Debentures—6.050% due 2036	459	459	748
Debentures—8.250% due 2038	65	65	248
Debentures—6.950% due 2042	160	160	250
Debentures—3.803% due 2042 [2]	1,168	1,149	—
Debentures—7.375% due 2097	244	244	297
Capital lease obligations	97	73	46
Other	55	16	19
Total Machinery and Power Systems	7,999	8,666	8,415
Financial Products:
Medium-term notes	17,856	18,036	15,701
Other	864	1,050	828
Total Financial Products	18,720	19,086	16,529
Total long-term debt due after one year	$26,719	$27,752	$24,944

[1]	Debentures due in 2035 have a face value of $307 million and an effective yield to maturity of 8.69%.

[2]	Debentures due in 2042 have a face value of $1,722 million and an effective yield to maturity of 6.33%.

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

On May 24, 2011, we issued $750 million of Floating Rate Senior Notes (Three-month USD LIBOR plus 0.17%) due in 2013. The interest rates for the Floating Rate Senior Notes will be reset quarterly. We also issued $750 million of 1.375% Senior Notes due in 2014, $1.25 billion of 3.900% Senior Notes due in 2021, and $1.25 billion of 5.200% Senior Notes due in 2041.

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

Cat Financial's medium term notes are offered by prospectus and are issued through agents at fixed and floating rates. These notes have a weighted average interest rate of 2.8% with remaining maturities up to 12 years at December 31, 2013.

The aggregate amounts of maturities of long-term debt during each of the years 2014 through 2018, including amounts due within one year and classified as current, are:

	December 31,
(Millions of dollars)	2014	2015	2016	2017	2018
Machinery and Power Systems	$760	$514	$538	$507	$906
Financial Products	6,592	6,446	4,796	2,747	2,350
	$7,352	$6,960	$5,334	$3,254	$3,256

Interest paid on short-term and long-term borrowings for 2013, 2012 and 2011 was $1,141 million, $1,404 million and $1,208 million, respectively.

Please refer to Note 18 and Table III for fair value information on long-term debt.

15.	Credit commitments

	December 31, 2013
(Millions of dollars)	Consolidated	Machinery and Power Systems	Financial Products
Credit lines available:
Global credit facilities	$10,000	$2,750	$7,250
Other external	4,508	229	4,279
Total credit lines available	14,508	2,979	11,529
Less: Commercial paper outstanding	(2,502)	—	(2,502)
Less: Utilized credit	(2,044)	(16)	(2,028)
Available credit	$9,962	$2,963	$6,999

We have three global credit facilities with a syndicate of banks totaling $10.00 billion (Credit Facility) available in the aggregate to both Caterpillar and Cat Financial for general liquidity purposes.  Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility available to Machinery and Power Systems as of December 31, 2013 was $2.75 billion. Our three Global Credit Facilities are:

•	The 364-day facility of $3.00 billion (of which $0.82 billion is available to Machinery and Power Systems) expires in September 2014.

•	The 2010 four-year facility, as amended in September 2013, of $2.60 billion (of which $0.72 billion is available to Machinery and Power Systems) expires in September 2016.

•	The 2011 five-year facility, as amended in September 2013, of $4.40 billion (of which $1.21 billion is available to Machinery and Power Systems) expires in September 2018.

Other consolidated credit lines with banks as of December 31, 2013 totaled $4.51 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial may guarantee subsidiary borrowings under these lines.

At December 31, 2013, Caterpillar's consolidated net worth was $25.03 billion, which was above the $9.00 billion required under the Credit Facility.  The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2013, Cat Financial's covenant interest coverage ratio was 1.96 to 1.  This is above the 1.15 to 1 minimum ratio, calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended, required by the Credit Facility.

In addition, at December 31, 2013, Cat Financial's six-month covenant leverage ratio was 8.14 to 1 and year-end covenant leverage ratio was 7.99 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31, required by the Credit Facility.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the syndicate of banks may terminate the commitments allocated to the party that does not meet its covenants.  Additionally, in such event, certain of Cat Financial's other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings.  At December 31, 2013, there were no borrowings under the Credit Facility.

16.	Profit per share

Computations of profit per share:

(Dollars in millions except per share data)	2013	2012	2011
Profit for the period (A) [1]	$3,789	$5,681	$4,928
Determination of shares (in millions):
Weighted average number of common shares outstanding (B)	645.2	652.6	645.0
Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	13.4	17.0	21.1
Average common shares outstanding for fully diluted computation (C) [2]	658.6	669.6	666.1
Profit per share of common stock:
Assuming no dilution (A/B)	$5.87	$8.71	$7.64
Assuming full dilution (A/C) [2]	$5.75	$8.48	$7.40
Shares outstanding as of December 31 (in millions)	637.8	655.0	647.5

[1]	Profit attributable to common stockholders.

[2]	Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

SARs and stock options to purchase 10,152,448, 6,066,777 and 2,902,533 common shares were outstanding in 2013, 2012 and 2011, respectively, but were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

In February 2007, the Board of Directors authorized the repurchase of $7.5 billion of Caterpillar stock, and in December 2011, the authorization was extended through December 31, 2015. In April 2013, we entered into a definitive agreement with Citibank, N.A. to purchase shares of our common stock under an accelerated stock repurchase transaction (April ASR Agreement), which was completed in June 2013. In accordance with the terms of the April ASR Agreement, a total of 11.5 million shares of our common stock were repurchased at an aggregate cost to Caterpillar of $1.0 billion.

In July 2013, we entered into a definitive agreement with Société Générale to purchase shares of our common stock under an accelerated stock repurchase transaction (July ASR Agreement), which was completed in September 2013. In accordance with the terms of the July ASR Agreement, a total of 11.9 million shares of our common stock were repurchased at an aggregate cost to Caterpillar of $1.0 billion.

In January 2014, we completed the current $7.5 billion stock repurchase program as we entered into a definitive agreement with Citibank, N.A. to purchase shares of our common stock under an accelerated stock repurchase transaction (January ASR Agreement). Pursuant to the terms of the January ASR Agreement, we have agreed to repurchase approximately $1.7 billion of our common stock from Citibank, N.A., with an immediate delivery of approximately 17.7 million shares. The final number of shares to be repurchased and the aggregate cost to Caterpillar will be based on Caterpillar's volume-weighted average stock price during the term of the transaction, which is expected to be completed in March 2014.

In addition, in January 2014, the Board authorized the repurchase of $10 billion of Caterpillar stock, which will expire on December 31, 2018.

17.	Accumulated other comprehensive income (loss)

Comprehensive income and its components are presented in Statement 2. Changes in Accumulated other comprehensive income (loss), net of tax, included in Statement 4, consisted of the following:

(Millions of dollars)	Foreign currency translation	Pension and other postretirement benefits	Derivative financial instruments	Available-for-sale securities	Total

Balance at December 31, 2011	$206	$(6,568)	$(10)	$44	$(6,328)

Balance at December 31, 2012 [1]	$456	$(6,914)	$(42)	$67	$(6,433)
Other comprehensive income (loss) before reclassifications	(280)	2,280	(4)	29	2,025
Amounts reclassified from accumulated other comprehensive (income) loss	—	482	41	(13)	510
Other comprehensive income (loss)	(280)	2,762	37	16	2,535
Balance at December 31, 2013	$176	$(4,152)	$(5)	$83	$(3,898)

[1]
In conjunction with the Cat Japan share redemption, to reflect the increase in our ownership interest in Cat Japan from 67 percent to 100 percent, $107 million was reclassified to Accumulated other comprehensive income (loss) from other components of stockholders' equity and was not included in Comprehensive income during the second quarter of 2012. The amount was comprised of foreign currency translation of $167 million, pension and other postretirement benefits of $(61) million and available-for-sale securities of $1 million.

The effect of the reclassifications out of Accumulated other comprehensive income (loss) on Statement 1 is as follows:

(Millions of dollars)	Classification of income (expense)	Year ended December 31, 2013

Pension and other postretirement benefits:
Amortization of actuarial gain (loss)	Note 12 [1]	$(781)
Amortization of prior service credit (cost)	Note 12 [1]	54
Amortization of transition asset (obligation)	Note 12 [1]	(2)
Reclassifications before tax		(729)
Tax (provision) benefit		247
Reclassifications net of tax		$(482)

Derivative financial instruments:
Foreign exchange contracts	Other income (expense)	$(57)
Interest rate contracts	Other income (expense)	(3)
Interest rate contracts	Interest expense of Financial Products	(6)
Reclassifications before tax		(66)
Tax (provision) benefit		25
Reclassifications net of tax		$(41)

Available-for-sale securities:
Realized gain (loss) on sale of securities	Other income (expense)	$19
Tax (provision) benefit		(6)
Reclassifications net of tax		$13

Total reclassifications from Accumulated other comprehensive income (loss)		$(510)

1    Amounts are included in the calculation of net periodic benefit cost. See Note 12 for additional information.

18.	Fair value disclosures

A.	Fair value measurements

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

Available-for-sale securities
Our available-for-sale securities, primarily at Insurance Services, include a mix of equity and debt instruments (see Note 11 for additional information).  Fair values for our U.S. treasury bonds and equity securities are based upon valuations for identical instruments in active markets.  Fair values for other government bonds, corporate bonds and mortgage-backed debt securities are based upon models that take into consideration such market-based factors as recent sales, risk-free yield curves and prices of similarly rated bonds.

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

Assets and liabilities measured on a recurring basis at fair value, primarily related to Financial Products, included in Statement 3 as of December 31, 2013, 2012 and 2011 are summarized below:

	December 31, 2013
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	120	—	120

Corporate bonds
Corporate bonds	—	633	—	633
Asset-backed securities	—	72	—	72

Mortgage-backed debt securities
U.S. governmental agency	—	321	—	321
Residential	—	18	—	18
Commercial	—	93	—	93

Equity securities
Large capitalization value	254	—	—	254
Smaller company growth	49	—	—	49
Total available-for-sale securities	313	1,257	—	1,570

Derivative financial instruments, net	—	161	—	161
Total Assets	$313	$1,418	$—	$1,731

Liabilities
Guarantees	$—	$—	$13	$13
Total Liabilities	$—	$—	$13	$13

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	146	—	146

Corporate bonds
Corporate bonds	—	664	—	664
Asset-backed securities	—	96	—	96

Mortgage-backed debt securities
U.S. governmental agency	—	299	—	299
Residential	—	25	—	25
Commercial	—	127	—	127

Equity securities
Large capitalization value	185	—	—	185
Smaller company growth	34	—	—	34
Total available-for-sale securities	229	1,357	—	1,586

Derivative financial instruments, net	—	154	—	154
Total Assets	$229	$1,511	$—	$1,740

Liabilities
Guarantees	$—	$—	$14	$14
Total Liabilities	$—	$—	$14	$14

	December 31, 2011
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	92	—	92

Corporate bonds
Corporate bonds	—	572	—	572
Asset-backed securities	—	111	—	111

Mortgage-backed debt securities
U.S. governmental agency	—	310	—	310
Residential	—	30	—	30
Commercial	—	145	—	145

Equity securities
Large capitalization value	148	—	—	148
Smaller company growth	29	—	—	29
Total available-for-sale securities	187	1,260	—	1,447

Derivative financial instruments, net	—	145	—	145
Total Assets	$187	$1,405	$—	$1,592

Liabilities
Guarantees	$—	$—	$7	$7
Total Liabilities	$—	$—	$7	$7

Below are roll-forwards of liabilities measured at fair value using Level 3 inputs for the years ended December 31, 2013, 2012 and 2011.  These instruments were valued using pricing models that, in management’s judgment, reflect the assumptions of a market participant.

(Millions of dollars)	Guarantees
Balance at December 31, 2010	$10
Issuance of guarantees	4
Expiration of guarantees	(7)
Balance at December 31, 2011	$7
Acquisitions	6
Issuance of guarantees	7
Expiration of guarantees	(6)
Balance at December 31, 2012	$14
Issuance of guarantees	6
Expiration of guarantees	(7)
Balance at December 31, 2013	$13

In addition to the amounts above, Cat Financial impaired loans are subject to measurement at fair value on a nonrecurring basis. A loan is considered impaired when management determines that collection of contractual amounts due is not probable.  In these cases, an allowance for credit losses may be established based primarily on the fair value of associated collateral.  As the collateral’s fair value is based on observable market prices and/or current appraised values, the impaired loans are classified as Level 2 measurements. Cat Financial had impaired loans with a fair value of $81 million, $117 million and $96 million for the years ended December 31, 2013, 2012 and 2011, respectively.

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

Long-term debt
Fair value for fixed and floating rate debt was estimated based on quoted market prices.

Please refer to the table below for the fair values of our financial instruments.

TABLE III—Fair Values of Financial Instruments
	2013		2012		2011
(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Levels	Reference
Assets at December 31,
Cash and short-term investments	$6,081	$6,081	$5,490	$5,490	$3,057	$3,057	1	Statement 3
Restricted cash and short-term investments	53	53	53	53	87	87	1	Statement 3
Available-for-sale securities	1,570	1,570	1,586	1,586	1,447	1,447	1 & 2	Notes 11 & 19
Finance receivables–net (excluding finance leases 1)	16,049	15,913	15,404	15,359	12,689	12,516	2	Note 6 & 19
Wholesale inventory receivables–net (excluding finance leases 1)	1,529	1,467	1,674	1,609	1,591	1,505	2	Note 6 & 19
Foreign currency contracts–net	45	45	—	—	—	—	2	Notes 3 & 19
Interest rate swaps–net	116	116	219	219	241	241	2	Notes 3 & 19
Commodity contracts–net	—	—	1	1	—	—	2	Notes 3 & 19

Liabilities at December 31,
Short-term borrowings	3,679	3,679	5,287	5,287	3,988	3,988	1	Note 13
Long-term debt (including amounts due within one year):
Machinery and Power Systems	8,759	9,905	9,779	11,969	8,973	10,737	2	Note 14
Financial Products	25,312	25,849	25,077	26,063	21,631	22,674	2	Note 14
Foreign currency contracts–net	—	—	66	66	89	89	2	Notes 3 & 19
Commodity contracts–net	—	—	—	—	7	7	2	Notes 3 & 19
Guarantees	13	13	14	14	7	7	3	Note 21

[1]	Total excluded items have a net carrying value at December 31, 2013, 2012 and 2011 of $8,053 million, $7,959 million and $7,324 million, respectively.

19.	Concentration of credit risk

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

Short-term and long-term investments are held with high quality institutions and, by policy, the amount of credit exposure to any one institution is limited. Long-term investments, primarily included in Other assets in Statement 3, are comprised primarily of available-for-sale securities at Insurance Services.

For derivative contracts, collateral is generally not required of the counterparties or of our company.  The company generally enters into International Swaps and Derivatives Association (ISDA) master netting agreements within Machinery & Power Systems and Financial Products that permit the net settlement of amounts owed under their respective derivative contracts.  Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but for which we have not yet received cash payment. The master netting agreements reduce the amount of loss the company would incur should the counterparties fail to meet their obligations.  At December 31, 2013, 2012 and 2011, the maximum exposure to credit loss, including accrued interest, was $251 million, $366 million and $443 million, respectively, before the application of any master netting agreements.  Please refer to Note 18 and Table III above for fair value information.

20.	Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $436 million, $474 million, and $429 million for 2013, 2012 and 2011, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
(Millions of dollars)
2014	2015	2016	2017	2018	Thereafter	Total
$244	$180	$133	$99	$74	$229	$959

21.	Guarantees and product warranty

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

We have provided a guarantee to one of our customers in Brazil related to the performance of contractual obligations by a supplier consortium to which one of our Caterpillar subsidiaries is a member. The guarantees cover potential damages (some of them capped) incurred by the customer resulting from the supplier consortium’s non-performance. The guarantee will expire when the supplier consortium performs all its contractual obligations, which is expected to be completed in 2022.

We have provided guarantees to third-party lessors for certain properties leased by Cat Logistics Services, LLC, in which we sold a 65 percent equity interest in the third quarter of 2012. See Note 26 for further discussion on this divestiture. The guarantees are for the possibility that the third party logistics business would default on real estate lease payments. The guarantees were granted at lease inception, which was prior to the divestiture, and generally will expire at the end of the lease terms.

Cat Financial provided a limited indemnity to a third-party bank resulting from the assignment of certain leases to that bank.  The indemnity was for the possibility that the insurers of these leases would become insolvent.  The indemnity expired December 15, 2012.

No loss has been experienced or is anticipated under any of these guarantees. At December 31, 2013, 2012 and 2011, the related liability was $13 million, $14 million and $7 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees at December 31 are as follows:

(Millions of dollars)	2013	2012	2011
Caterpillar dealer guarantees	$193	$180	$140
Customer guarantees	62	77	96
Customer guarantees - supplier consortium	364	—	—
Third party logistics business guarantees	151	176	—
Limited indemnity	—	—	11
Other guarantees	35	53	28
Total guarantees	$805	$486	$275

Cat Financial provides guarantees to repurchase certain loans of Caterpillar dealers from a special-purpose corporation (SPC) that qualifies as a variable interest entity.  The purpose of the SPC is to provide short-term working capital loans to Caterpillar dealers.  This SPC issues commercial paper and uses the proceeds to fund its loan program.  Cat Financial has a loan purchase agreement with the SPC that obligates Cat Financial to purchase certain loans that are not paid at maturity.  Cat Financial receives a fee for providing this guarantee, which provides a source of liquidity for the SPC.  Cat Financial is the primary beneficiary of the SPC as their guarantees result in Cat Financial having both the power to direct the activities that most significantly impact the SPC’s economic performance and the obligation to absorb losses, and therefore Cat Financial has consolidated the financial statements of the SPC.  As of December 31, 2013, 2012 and 2011, the SPC’s assets of $1,005 million, $927 million and $586 million, respectively, are primarily comprised of loans to dealers, and the SPC’s liabilities of $1,005 million, $927 million and $586 million, respectively, are primarily comprised of commercial paper.  The assets of the SPC are not available to pay Cat Financial's creditors. Cat Financial may be obligated to perform under the guarantee if the SPC experiences losses. No loss has been experienced or is anticipated under this loan purchase agreement.

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

Cat Financial does not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding.  The amount of the unused commitments and lines of credit for dealers as of December 31, 2013, 2012 and 2011 was $10,503 million, $10,863 million and $6,469 million, respectively.  The amount of the unused commitments and lines of credit for customers as of December 31, 2013, 2012 and 2011 was $4,635 million, $4,690 million and $2,785 million, respectively.

Our product warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory.  Generally, historical claim rates are based on actual warranty experience for each product by machine model/engine size by customer or dealer location (inside or outside North America).  Specific rates are developed for each product shipment month and are updated monthly based on actual warranty claim experience.

(Millions of dollars)	2013	2012	2011
Warranty liability, January 1	$1,477	$1,308	$1,035
Reduction in liability (payments)	(938)	(920)	(926)
Increase in liability (new warranties)	828	1,089	1,199
Warranty liability, December 31	$1,367	$1,477	$1,308

22.	Environmental and legal matters

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

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is probable we will pay remedial costs at a site, and those costs can be reasonably estimated, the investigation, remediation, and operating and maintenance costs are accrued against our earnings.  Costs are accrued based on consideration of currently available data and information with respect to each individual site, including available technologies, current applicable laws and regulations, and prior remediation experience. Where no amount within a range of estimates is more likely, we accrue the minimum. Where multiple potentially responsible parties are involved, we consider our proportionate share of the probable costs. In formulating the estimate of probable costs, we do not consider amounts expected to be recovered from insurance companies or others.  We reassess these accrued amounts on a quarterly basis. The amount recorded for environmental remediation is not material and is included in Accrued expenses in Statement 3. There is no more than a remote chance that a material amount for remedial activities at any individual site, or at all the sites in the aggregate, will be required.

On October 24, 2013, Progress Rail Services Corporation (Progress Rail), a wholly-owned indirect subsidiary of Caterpillar Inc., received a grand jury subpoena from the U.S. District Court for the Central District of California. The subpoena requests documents and information from Progress Rail, United Industries Corporation, a wholly-owned subsidiary of Progress Rail, and Caterpillar Inc. relating to allegations that Progress Rail conducted improper or unnecessary railcar inspections and repairs and improperly disposed of parts, equipment, tools and other items. In connection with this subpoena, Progress Rail was informed by the U.S. Attorney for the Central District of California that it is a target of a criminal investigation into potential violations of environmental laws and alleged improper business practices. The Company is cooperating with the authorities. The Company is unable to predict the outcome or reasonably estimate the potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company's consolidated results of operation, financial position or liquidity.

Beginning in September 2010, the company filed a series of legal claims to collect policy proceeds from a third party insurance company to recover amounts paid for covered asbestos defense and settlement costs for occurrences between 1962 and 1981. In the fourth quarter of 2013, the company reached final settlement with the third party insurance company. As a result, a gain of $68 million was recognized in Other operating (income) expense in Statement 1.

In addition, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues, environmental matters or intellectual property rights.  The aggregate range of reasonably possible losses in excess of accrued liabilities, if any, associated with these unresolved legal actions is not material.  In some cases, we cannot reasonably estimate a range of loss because there is insufficient information regarding the matter.  However, there is no more than a remote chance that any liability arising from these matters would be material.  Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated results of operations, financial position or liquidity.

23.	Segment information

A.	Basis for segment information

Our Executive Office is comprised of five Group Presidents, a Senior Vice President and a CEO. Group Presidents are accountable for a related set of end-to-end businesses that they manage.  The Senior Vice President leads the Caterpillar Enterprise System Group, which was formed during the second quarter of 2013 with the goal of improving our manufacturing and supply chain capabilities, driving sustained improvements in customer deliveries, improving operational efficiencies and building on recent product quality improvements. The CEO allocates resources and manages performance at the Group President level.  As such, the CEO serves as our Chief Operating Decision Maker and operating segments are primarily based on the Group President reporting structure.

Three of our operating segments, Construction Industries, Resource Industries and Power Systems, are led by Group Presidents.  One operating segment, Financial Products, is led by a Group President who has responsibility for Corporate Services.  Corporate Services is a cost center primarily responsible for the performance of certain support functions globally and to provide centralized services; it does not meet the definition of an operating segment. The Caterpillar Enterprise System Group is also a cost center and does not meet the definition of an operating segment.  One Group President leads a smaller operating segment that is included in the All Other operating segment.

In 2012, a portion of goodwill related to recent acquisitions was allocated to Machinery and Power Systems operating segments and is now a methodology difference between segment and external reporting. The segment information for 2011 has been retrospectively adjusted.

 B.             Description of segments

We have five operating segments, of which four are reportable segments.  Following is a brief description of our reportable segments and the business activities included in the All Other operating segment:

Construction Industries:  A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing, and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, compact track loaders, medium track-type tractors, track-type loaders, motor graders and pipelayers. In addition, Construction Industries has responsibility for Power Systems and three wholly-owned dealers in Japan and an integrated manufacturing cost center. Inter-segment sales are a source of revenue for this segment.

Resource Industries:  A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, underground mining equipment, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, forestry products, paving products, industrial and waste products, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, segment profit includes the impact from divestiture of portions of the Bucyrus distribution business and the acquisition of ERA Mining Machinery Limited, including its wholly-owned subsidiary Zhengzhou Siwei Mechanical & Electrical Manufacturing Co., Ltd., commonly known as Siwei, which was completed during the second quarter of 2012. In the fourth quarter of 2013, Siwei was renamed Caterpillar (Zhengzhou) Ltd. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in China. Inter-segment sales are a source of revenue for this segment.

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

All Other:  Primarily includes activities such as: the remanufacturing of Cat® engines and components and remanufacturing services for other companies as well as the product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America; distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts; and the 50/50 joint venture with Navistar (NC2) until it became a wholly owned subsidiary of Navistar effective September 29, 2011. On July 31, 2012, we sold a majority interest in Caterpillar's third party logistics business. Inter-segment sales are a source of revenue for this segment. Results for the All Other operating segment are included as a reconciling item between reportable segments and consolidated external reporting.

C.             Segment measurement and reconciliations

There are several methodology differences between our segment reporting and our external reporting.  The following is a list of the more significant methodology differences:

•
Machinery and Power Systems segment net assets generally include inventories, receivables, property, plant and equipment, goodwill, intangibles, accounts payable, and customer advances.  Liabilities other than accounts payable and customer advances are generally managed at the corporate level and are not included in segment operations.  Financial Products Segment assets generally include all categories of assets.

•	Segment inventories and cost of sales are valued using a current cost methodology.

•
Goodwill allocated to segments is amortized using a fixed amount based on a 20 year useful life.  This methodology difference only impacts segment assets; no goodwill amortization expense is included in segment profit. In addition, only a portion of goodwill for certain acquisitions made in 2011 or later has been allocated to segments.

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

Reconciling items are created based on accounting differences between segment reporting and our consolidated external reporting. Please refer to pages A-87 to A-91 for financial information regarding significant reconciling items.  Most of our reconciling items are self-explanatory given the above explanations.  For the reconciliation of profit, we have grouped the reconciling items as follows:

•	Corporate costs: These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

•	Methodology differences: See previous discussion of significant accounting differences between segment reporting and consolidated external reporting.

•	Timing: Timing differences in the recognition of costs between segment reporting and consolidated external reporting.

Segment Information
(Millions of dollars)
Reportable Segments
	External sales and revenues	Inter- segment sales and revenues	Total sales and revenues	Depreciation and amortization	Segment profit	Segment assets at December 31	Capital expenditures
2013
Construction Industries	$18,445	$336	$18,781	$576	$1,363	$8,429	$645
Resource Industries	13,270	871	14,141	758	1,575	11,201	539
Power Systems	20,155	1,895	22,050	642	3,400	8,492	677
Machinery and Power Systems	$51,870	$3,102	$54,972	$1,976	$6,338	$28,122	$1,861
Financial Products Segment	3,224	—	3,224	789	990	36,980	1,806
Total	$55,094	$3,102	$58,196	$2,765	$7,328	$65,102	$3,667

2012
Construction Industries	$19,334	$470	$19,804	$565	$1,789	$10,393	$1,045
Resource Industries	21,158	1,117	22,275	694	4,318	13,455	1,143
Power Systems	21,122	2,407	23,529	604	3,434	9,323	960
Machinery and Power Systems	$61,614	$3,994	$65,608	$1,863	$9,541	$33,171	$3,148
Financial Products Segment	3,090	—	3,090	708	763	36,563	1,660
Total	$64,704	$3,994	$68,698	$2,571	$10,304	$69,734	$4,808

2011
Construction Industries	$19,667	$575	$20,242	$526	$2,056	$7,942	$915
Resource Industries	15,629	1,162	16,791	463	3,334	12,292	717
Power Systems	20,114	2,339	22,453	544	3,053	8,748	834
Machinery and Power Systems	$55,410	$4,076	$59,486	$1,533	$8,443	$28,982	$2,466
Financial Products Segment	3,003	—	3,003	710	587	31,747	1,191
Total	$58,413	$4,076	$62,489	$2,243	$9,030	$60,729	$3,657

Reconciliation of Sales and Revenues:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments		Consolidated Total
2013
Total external sales and revenues from reportable segments	$51,870	$3,224	$—		$55,094
All Other operating segment	886	—	—		886
Other	(62)	78	(340)	[1]	(324)
Total sales and revenues	$52,694	$3,302	$(340)		$55,656

2012
Total external sales and revenues from reportable segments	$61,614	$3,090	$—		$64,704
All Other operating segment	1,501	—	—		1,501
Other	(47)	70	(353)	[1]	(330)
Total sales and revenues	$63,068	$3,160	$(353)		$65,875

2011
Total external sales and revenues from reportable segments	$55,410	$3,003	$—		$58,413
All Other operating segment	2,021	—	—		2,021
Other	(39)	54	(311)	[1]	(296)
Total sales and revenues	$57,392	$3,057	$(311)		$60,138

[1]	Elimination of Financial Products revenues from Machinery and Power Systems.

Reconciliation of consolidated profit before taxes:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidated Total
2013
Total profit from reportable segments	$6,338	$990	$7,328
All Other operating segment	663	—	663
Cost centers	119	—	119
Corporate costs	(1,442)	—	(1,442)
Timing	89	—	89
Methodology differences:
Inventory/cost of sales	(112)	—	(112)
Postretirement benefit expense	(685)	—	(685)
Financing costs	(469)	—	(469)
Equity in (profit) loss of unconsolidated affiliated companies	6	—	6
Currency	(110)	—	(110)
Interest rate swap	(1)	—	(1)
Other income/expense methodology differences	(238)	—	(238)
Other methodology differences	(50)	30	(20)
Total consolidated profit before taxes	$4,108	$1,020	$5,128

2012
Total profit from reportable segments	$9,541	$763	$10,304
All Other operating segment	1,014	—	1,014
Cost centers	17	—	17
Corporate costs	(1,517)	—	(1,517)
Timing	(298)	—	(298)
Methodology differences:
Inventory/cost of sales	43	—	43
Postretirement benefit expense	(696)	—	(696)
Financing costs	(474)	—	(474)
Equity in (profit) loss of unconsolidated affiliated companies	(14)	—	(14)
Currency	108	—	108
Interest rate swap	2	—	2
Other income/expense methodology differences	(251)	—	(251)
Other methodology differences	(19)	17	(2)
Total consolidated profit before taxes	$7,456	$780	$8,236

2011
Total profit from reportable segments	$8,443	$587	$9,030
All Other operating segment	837	—	837
Cost centers	14	—	14
Corporate costs	(1,174)	—	(1,174)
Timing	(203)	—	(203)
Methodology differences:
Inventory/cost of sales	21	—	21
Postretirement benefit expense	(670)	—	(670)
Financing costs	(408)	—	(408)
Equity in (profit) loss of unconsolidated affiliated companies	24	—	24
Currency	(315)	—	(315)
Interest rate swap	(149)	—	(149)
Other income/expense methodology differences	(273)	—	(273)
Other methodology differences	(42)	33	(9)
Total consolidated profit before taxes	$6,105	$620	$6,725

Reconciliation of Assets:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments	Consolidated Total
2013
Total assets from reportable segments	$28,122	$36,980	$—	$65,102
All Other operating segment	1,431	—	—	1,431
Items not included in segment assets:
Cash and short-term investments	4,597	—	—	4,597
Intercompany receivables	1,219	—	(1,219)	—
Investment in Financial Products	4,798	—	(4,798)	—
Deferred income taxes	2,541	—	(525)	2,016
Goodwill and intangible assets	3,582	—	—	3,582
Property, plant and equipment – net and other assets	1,091	—	—	1,091
Operating lease methodology difference	(290)	—	—	(290)
Liabilities included in segment assets	10,372	—	—	10,372
Inventory methodology differences	(2,539)	—	—	(2,539)
Other	(220)	(135)	(111)	(466)
Total assets	$54,704	$36,845	$(6,653)	$84,896

2012
Total assets from reportable segments	$33,171	$36,563	$—	$69,734
All Other operating segment	1,499	—	—	1,499
Items not included in segment assets:
Cash and short-term investments	3,306	—	—	3,306
Intercompany receivables	303	—	(303)	—
Investment in Financial Products	4,433	—	(4,433)	—
Deferred income taxes	3,926	—	(516)	3,410
Goodwill and intangible assets	3,145	—	—	3,145
Property, plant and equipment – net and other assets	668	—	—	668
Operating lease methodology difference	(329)	—	—	(329)
Liabilities included in segment assets	10,907	—	—	10,907
Inventory methodology differences	(2,949)	—	—	(2,949)
Other	(182)	(107)	(132)	(421)
Total assets	$57,898	$36,456	$(5,384)	$88,970

2011
Total assets from reportable segments	$28,982	$31,747	$—	$60,729
All Other operating segment	2,035	—	—	2,035
Items not included in segment assets:
Cash and short-term investments	1,829	—	—	1,829
Intercompany receivables	75	—	(75)	—
Investment in Financial Products	4,035	—	(4,035)	—
Deferred income taxes	4,109	—	(533)	3,576
Goodwill and intangible assets	2,816	—	—	2,816
Property, plant and equipment – net and other assets	1,645	—	—	1,645
Operating lease methodology difference	(511)	—	—	(511)
Liabilities included in segment assets	11,860	—	—	11,860
Inventory methodology differences	(2,786)	—	—	(2,786)
Other	362	(194)	(143)	25
Total assets	$54,451	$31,553	$(4,786)	$81,218

Reconciliation of Depreciation and amortization:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidated Total
2013
Total depreciation and amortization from reportable segments	$1,976	$789	$2,765
Items not included in segment depreciation and amortization:
All Other operating segment	173	—	173
Cost centers	140	—	140
Other	(16)	25	9
Total depreciation and amortization	$2,273	$814	$3,087

2012
Total depreciation and amortization from reportable segments	$1,863	$708	$2,571
Items not included in segment depreciation and amortization:
All Other operating segment	168	—	168
Cost centers	89	—	89
Other	(38)	23	(15)
Total depreciation and amortization	$2,082	$731	$2,813

2011
Total depreciation and amortization from reportable segments	$1,533	$710	$2,243
Items not included in segment depreciation and amortization:
All Other operating segment	172	—	172
Cost centers	77	—	77
Other	20	15	35
Total depreciation and amortization	$1,802	$725	$2,527

Reconciliation of Capital expenditures:
(Millions of dollars)	Machinery and Power Systems	Financial Products	Consolidating Adjustments	Consolidated Total
2013
Total capital expenditures from reportable segments	$1,861	$1,806	$—	$3,667
Items not included in segment capital expenditures:
All Other operating segment	340	—	—	340
Cost centers	169	—	—	169
Timing	363	—	—	363
Other	(128)	105	(70)	(93)
Total capital expenditures	$2,605	$1,911	$(70)	$4,446

2012
Total capital expenditures from reportable segments	$3,148	$1,660	$—	$4,808
Items not included in segment capital expenditures:
All Other operating segment	359	—	—	359
Cost centers	175	—	—	175
Timing	(71)	—	—	(71)
Other	(176)	136	(155)	(195)
Total capital expenditures	$3,435	$1,796	$(155)	$5,076

2011
Total capital expenditures from reportable segments	$2,466	$1,191	$—	$3,657
Items not included in segment capital expenditures:
All Other operating segment	343	—	—	343
Cost centers	146	—	—	146
Timing	(211)	—	—	(211)
Other	(98)	163	(76)	(11)
Total capital expenditures	$2,646	$1,354	$(76)	$3,924

Enterprise-wide Disclosures:

Information about Geographic Areas:

					Property, plant and equipment - net
	External sales and revenues [1]				December 31,
(Millions of dollars)	2013	2012		2011	2013	2012	2011
Inside United States	$18,579	$20,239		$17,980	$8,723	$8,559	$7,448
Outside United States	37,077	45,636	[2]	42,158	8,352	7,902	6,947
Total	$55,656	$65,875		$60,138	$17,075	$16,461	$14,395

[1]	Sales of Machinery and Power Systems are based on dealer or customer location. Revenues from services provided are based on where service is rendered.

[2]	The only country with greater than 10 percent of external sales and revenues for any of the periods presented, other than the United States, is Australia with $6,822 million as of December 31, 2012.

24.	Acquisitions

Johan Walter Berg AB

In September 2013, we acquired 100 percent of the stock of Johan Walter Berg AB (Berg). Berg is a leading manufacturer of mechanically and electrically driven propulsion systems and marine controls for ships. Headquartered in Öckerö Islands, Sweden, Berg has designed and manufactured heavy-duty marine thrusters and controllable pitch propellers since 1929. Its proprietary systems are employed in maritime applications throughout the world that require precise maneuvering and positioning. With the acquisition, Caterpillar will transition from selling only engines and generators to providing complete marine propulsion package systems. The purchase price, net of $9 million of acquired cash, was approximately $166 million. The purchase price includes contingent consideration, payable in 2016, with a fair value of approximately $7 million. The contingent consideration will be based on the revenues achieved by Berg in the period from January 1, 2013 to December 31, 2015 and is capped at €30 million. The contingent consideration will be remeasured each reporting period at its estimated fair value with any adjustment included in Other operating (income) expenses in Statement 1.

The transaction was financed with available cash. Tangible assets as of the acquisition date were $82 million, recorded at their fair values, and primarily included cash of $9 million, receivables of $13 million, inventories of $32 million and property, plant and equipment of $28 million. Finite-lived intangible assets acquired of $70 million included developed technology, customer relationships, and trade names. The finite lived intangible assets are being amortized on a straight-line basis over a weighted-average amortization period of approximately 11 years. Liabilities assumed as of the acquisition date were $83 million, recorded at their fair values, and primarily included accounts payable of $19 million, customer advances of $31 million and net deferred tax liabilities of $15 million. Goodwill of $106 million, non-deductible for income tax purposes, represented the excess of the consideration transferred over the net assets recognized and represented the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Factors that contributed to a purchase price resulting in the recognition of goodwill include Berg’s strategic fit into our product portfolio, the opportunity to provide worldwide support to marine operators for a complete, optimized propulsion package, and the acquired assembled workforce. These values represent a preliminary allocation of purchase price subject to finalization of post-closing procedures. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Power Systems segment in Note 23. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

ERA Mining Machinery Limited (Siwei)

During the second quarter of 2012, Caterpillar, through its wholly-owned subsidiary Caterpillar (Luxembourg) Investment Co. S.A. (CAT Lux), completed a tender offer to acquire the issued shares of ERA Mining Machinery Limited (Siwei), including its wholly-owned subsidiary Zhengzhou Siwei Mechanical Manufacturing Co., Ltd. In the fourth quarter of 2013, Siwei was renamed Caterpillar (Zhengzhou) Ltd. Substantially all of the issued shares of Siwei, a public company listed on the Hong Kong Exchange, were acquired at the end of May 2012. In October 2012, the remaining shares of Siwei common stock were acquired for approximately $7 million in cash. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in mainland China and is known for its expertise in manufacturing mining roof support equipment. The acquisition supports Caterpillar's long-term commitment to invest in China in order to support our growing base of Chinese customers and will further expand our underground mining business both inside and outside of China.

The tender offer allowed Siwei shareholders to choose between two types of consideration in exchange for their shares. The alternatives were either cash consideration of HK$0.88 or a HK$1.00 loan note issued by CAT Lux to the former shareholders of Siwei that provided, subject to its terms, for the holder to receive on redemption a minimum of HK$0.75 up to a maximum of HK$1.15 depending on Siwei's consolidated gross profit for 2012 and 2013. Approximately 4 billion Siwei shares were tendered for the cash alternative and approximately 1.6 billion Siwei shares were tendered for the loan note alternative. The purchase price of approximately $677 million was comprised of net cash paid of approximately $444 million ($475 million in cash paid for shares and to cancel share options less cash acquired of $31 million), the fair value of the loan notes of $152 million, approximately $168 million of assumed third-party short term borrowings and notes payable, a loan and interest payable to Caterpillar from Siwei of $51 million, less restricted cash acquired of approximately $138 million. The noncontrolling interest for the outstanding shares not tendered was approximately $7 million.

The transaction was financed with available cash and included the issuance of loan notes to certain former shareholders of Siwei, which had a debt component and a portion that was contingent consideration. The $152 million fair value represented the minimum redemption amount of the debt component payable in April 2013.

Tangible assets as of the acquisition date and after giving effect to the adjustments described below were $598 million, recorded at their fair values, and primarily included cash of $31 million, restricted cash of $138 million, receivables of $184 million, inventories of $77 million and property, plant and equipment of $94 million. Finite-lived intangible assets acquired of $112 million were primarily related to customer relationships and also included trade names. The finite-lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 14 years. Liabilities assumed as of the acquisition date and after giving effect to the adjustments described below were $626 million, recorded at their fair values, and primarily included accounts payable of $352 million, third-party short term borrowings and notes payable of $168 million and accrued expenses of $37 million. Additionally, deferred tax liabilities were $25 million. Goodwill of $625 million, substantially all of which is non-deductible for income tax purposes, represented the excess of the consideration transferred over the net assets recognized and represented the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill will not be amortized, but will be tested for impairment at least annually. Factors that contributed to a purchase price resulting in the recognition of goodwill include expected cost savings primarily from increased purchasing power for raw materials, improved working capital management, expanded underground mining equipment sales opportunities in China and internationally, along with the acquired assembled workforce. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Resource Industries segment in Note 23. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

In November 2012, Caterpillar became aware of inventory accounting discrepancies at Siwei which led to an internal investigation. Caterpillar's investigation determined that Siwei had engaged in accounting misconduct prior to Caterpillar's acquisition of Siwei in mid-2012. The accounting misconduct included inappropriate accounting practices involving improper cost allocation that resulted in overstated profit and improper revenue recognition practices involving early and, at times unsupported, revenue recognition. Due to the identified accounting misconduct that occurred before the acquisition, measurement period adjustments were made to the fair value of the acquired assets and assumed liabilities during the fourth quarter of 2012. The fair values presented above are a final allocation of the purchase price and reflect these changes, which are primarily comprised of a decrease in finite-lived intangible assets of $82 million, a decrease in receivables of $29 million, a decrease in inventory of $17 million and a net increase in liabilities of $23 million, resulting in an increase in goodwill of $149 million.

Because of the accounting misconduct identified in the fourth quarter of 2012, Siwei's goodwill was tested for impairment as of November 30, 2012. We determined the carrying value of Siwei, which is a separate reporting unit, exceeded its fair value at the measurement date, requiring step two in the impairment test process.  The fair value of the Siwei reporting unit was determined primarily using an income approach based on the present value of discounted cash flows. We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of approximately $45 million remaining for Siwei. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge was reported in the fourth quarter of 2012 in the Resource Industries segment.

In May 2013, Caterpillar and its wholly-owned subsidiaries CAT Lux and Siwei entered into a settlement agreement with two former directors of Siwei and two other parties with an interest in the settlement, including Mining Machinery Limited (MML). The agreement settles the dispute between the parties which arose from Caterpillar's determination that Siwei senior managers had engaged in accounting misconduct for several years prior to Caterpillar's announcement of the completion of its tender offer for Siwei in the second quarter of 2012.

Under the terms of the settlement agreement, the parties agreed that (i) the loan notes issued by CAT Lux (and guaranteed by Caterpillar) as a portion of the Siwei purchase price and held by MML and (ii) loans made by the two former Siwei directors to Siwei prior to its acquisition by Caterpillar would all be canceled and discharged in exchange for payments by CAT Lux to MML and the two former directors in an aggregate amount of approximately $30 million. As of the settlement in May 2013, the loan notes had a book value of approximately $152 million and the obligation related to the loans by the two former directors was approximately $13 million. The settlement agreement contains a mutual release and discharge of the parties' respective claims with respect to the dispute and contains an agreement by Caterpillar and CAT Lux not to pursue any such claims against either the auditors or former directors of Siwei. The settlement and discharge of the loan obligations resulted in the recognition of a gain of approximately $135 million reported in Other operating (income) expenses in Statement 1 and is included in the Resource Industries segment.

Caterpillar Tohoku Ltd.

In March 2012, we acquired 100 percent of the stock of Caterpillar Tohoku Ltd. (Cat Tohoku). Cat Tohoku was an independently owned and operated dealership providing sales, rental, service and after market support for Caterpillar machines and engines in the northeastern part of Japan. The purchase price, net of $18 million of acquired cash, was approximately $206 million. The purchase price included the assumption of $77 million in third-party debt, as well as $64 million net trade payables due to Caterpillar. We paid approximately $59 million at closing, $22 million in July 2012, and $3 million in March 2013. The acquisition of Cat Tohoku supports Caterpillar's efforts to restructure its distribution network in Japan.

The transaction was financed with available cash. Tangible assets as of the acquisition date were $252 million and primarily included cash of $18 million, receivables of $34 million, inventory of $26 million, and property, plant and equipment of $157 million. Finite-lived intangible assets acquired were $8 million. Liabilities assumed as of the acquisition date were $135 million, recorded at their fair values, and primarily included debt of $77 million and accounts payable of $39 million. Goodwill of $22 million, which is deductible for income tax purposes, represents the excess of cost over the fair value of net tangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Construction Industries segment in Note 23. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash.  Tangible assets as of the acquisition date were $535 million, recorded at their fair values, and primarily included cash of $94 million, receivables of $96 million, inventories of $205 million and property, plant and equipment of $108 million.  Finite-lived intangible assets acquired of $221 million were primarily related to customer relationships and also included intellectual property and trade names.  The finite lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 10 years.  Liabilities assumed as of the acquisition date were $284 million, recorded at their fair values, and primarily included accounts payable of $77 million, net deferred tax liabilities of $67 million and advance payments of $43 million.  Goodwill of $396 million, approximately $90 million of which is deductible for income tax purposes, represents the excess of cost over the fair value of the net tangible and intangible assets acquired.  Factors that contributed to a purchase price resulting in the recognition of goodwill include MWM’s strategic fit into our product and services portfolio, aftermarket support opportunities and the acquired assembled workforce.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Power Systems segment in Note 23.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

The transaction was financed with available cash.  As of the acquisition date, net tangible assets acquired and liabilities assumed of $5 million were recorded at their fair values.  Finite-lived intangible assets acquired of $41 million included customer relationships and trademarks are being amortized on a straight-line basis over a weighted-average amortization period of approximately 15 years.  Goodwill of $23 million, non-deductible for income tax purposes, represents the excess of cost over the fair value of net tangible and finite-lived intangible assets acquired.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and reported in the Power Systems segment in Note 23.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

In December 2011 and continuing in 2012 and 2013, we completed divestitures of portions of the Bucyrus distribution business.  The following disclosures do not reflect the impact of these divestitures (see Note 26 for additional discussion).

Bucyrus contributed the following to sales and to profit before taxes (inclusive of deal-related and integration costs):

(Millions of dollars)	July 8, 2011 to December 31, 2011
Sales	$2,524
Profit (loss) before taxes	$(403)

The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Resource Industries segment in Note 23. For the year ended December 31, 2011, we recorded $373 million in costs related to the acquisition of Bucyrus. These acquisition related costs included consulting, legal and advisory fees, severance costs and financing costs.

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

The following table is a summary of the fair value estimates of the acquired identifiable intangible assets and weighted–average useful lives. These intangible assets recorded as a result of the acquisition are being amortized on a straight-line basis over their respective weighted-average useful life.

(Millions of dollars)
	Fair Value	Weighted-average useful life (in years)
Customer relationships	$2,337	15
Intellectual property	1,489	12
Other	75	4
Total	$3,901	14

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

(Dollars in millions except per share data)	Year Ended December 31, 2011
Total Sales and revenues	$62,281
Profit	$5,401
Profit per common share	$8.37
Profit per common share – diluted	$8.11

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

The transaction was financed with available cash.  Tangible assets as of the acquisition date were $82 million, recorded at their fair values, and included receivables of $18 million, inventory of $12 million, and property, plant and equipment of $52 million.  Liabilities assumed as of the acquisition date were $22 million, recorded at their fair values, and primarily included accounts payable of $10 million and accrued expenses of $10 million.  The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Power Systems segment in Note 23.  Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

25.	Redeemable Noncontrolling Interest – Caterpillar Japan Ltd.

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

26.	Divestitures and Assets held for sale

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

As portions of the Bucyrus distribution business are sold or classified as held for sale, they will not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from the Caterpillar dealers after the divestitures. The gain or loss on disposal, along with the continuing operations of these disposal groups, will be reported in the Resource Industries segment. Goodwill will be allocated to each disposal group using the relative fair value method. The value of the customer relationship intangibles related to each portion of the Bucyrus distribution business to be sold will be included in the disposal groups. The disposal groups will be recorded at the lower of their carrying value or fair value less cost to sell. In 2013 and 2012, we recorded asset impairment charges of $11 million and $27 million respectively, related to disposal groups being sold to Caterpillar dealers. Fair value was determined based upon the negotiated sales price. The impairments were recorded in Other operating (income) expenses and included in the Resource Industries segment. The portions of the distribution business that were sold were not material to our results of operations, financial position or cash flow.

In 2013, we completed 19 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $466 million. A portion of these transactions are subject to certain working capital adjustments. For the full year 2013, after-tax profit was unfavorably impacted by $39 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $95 million of income related to sales transactions, a $34 million unfavorable adjustment due to a change in estimate to increase the reserve for parts returns related to prior sale transactions (both included in Other operating (income) expenses), costs incurred related to the Bucyrus distribution divestiture activities of $104 million (included in Selling, general and administrative expenses) and an income tax benefit of $4 million.

Assets sold in 2013 included customer relationship intangibles of $127 million, other assets of $65 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $56 million related to the divested portions of the Bucyrus distribution business.

As part of the 2013 divestitures, Cat Financial provided $132 million of financing to five of the Caterpillar dealers.

In 2012, we completed 12 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $1,443 million, which included $38 million of working capital adjustments paid throughout 2013. For the full year 2012, after-tax profit was unfavorably impacted by $28 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $310 million of income (included in Other operating (income) expenses) related to sales transactions, offset by costs incurred related to the Bucyrus distribution divestiture activities of $177 million (included in Selling, general and administrative expenses) and income tax of $161 million.

Assets sold in 2012 included customer relationship intangibles of $256 million, other assets of $254 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $405 million related to the divested portions of the Bucyrus distribution business.

As part of the 2012 divestitures, Cat Financial provided $739 million of financing to five of the Caterpillar dealers.

In December 2011, we completed one sale transaction whereby we sold a portion of the Bucyrus distribution business to a Caterpillar dealer for $337 million, which includes a $23 million working capital adjustment paid in the third quarter of 2012.  After-tax profit was favorably impacted by $9 million in 2011 as a result of the Bucyrus distribution business divestiture activities. This is comprised of $96 million of income (included in Other operating (income) expenses) primarily related to the sale transaction, offset by costs incurred related to the Bucyrus distribution business divestiture activities of $32 million (included in Selling, general and administrative expenses) and income tax of $55 million.  Assets sold included customer relationship intangibles of $63 million, other assets of $53 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $101 million.

As of December 31, 2013, ten divestiture transactions were classified as held for sale and are expected to close in 2014. Current assets held for sale were included in Prepaid expenses and other current assets and non-current assets held for sale were included in Other assets in Statement 3.

The major classes of assets held for sale for a portion of the Bucyrus distribution business were as follows:

	December 31,
(Millions of dollars)	2013	2012	2011
Receivables – trade and other	$—	$—	$25
Inventories	14	30	109
Current assets held for sale	$14	$30	$134

Property, plant and equipment – net	$5	$—	$28
Intangible assets	44	32	186
Goodwill	45	52	296
Non-current assets held for sale	$94	$84	$510

Third Party Logistics Business Divestiture

On July 31, 2012, Platinum Equity acquired a 65 percent equity interest in Caterpillar Logistics Services LLC, the third party logistics division of our wholly owned subsidiary, Caterpillar Logistics Inc., for $567 million subject to certain working capital adjustments. The purchase price of $567 million was comprised of a $107 million equity contribution from Platinum Equity to, and third party debt raised by, Caterpillar Logistics Services LLC. The sale of the third party logistics business supports Caterpillar's increased focus on the continuing growth opportunities in its core businesses. Under the terms of the agreement, Caterpillar retained a 35 percent equity interest.

As a result of the divestiture, we recorded a pretax gain of $278 million (included in Other operating (income) expenses). In addition, we recognized $8 million of incremental incentive compensation expense. The fair value of our retained noncontrolling interest was $58 million, as determined by the $107 million equity contribution from Platinum Equity, and was included in Investments in unconsolidated affiliated companies in Statement 3. The disposal did not qualify as discontinued operations because Caterpillar has significant continuing involvement through its noncontrolling interest. The financial impact of the disposal was reported in the All Other operating segment. Results for our remaining interest will be recorded in Equity in profit (loss) of unconsolidated affiliated companies and are reported in the All Other operating segment.

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

27.	Restructuring costs

Restructuring costs for 2013, 2012, and 2011 were $200 million, $94 million and $112 million, respectively, and were recognized in Other operating (income) expenses in Statement 1. The 2013 restructuring costs included $151 million of employee separation costs, $41 million of fixed asset impairments and $8 million of other restructuring costs. The 2012 and 2011 costs were for employee separations.

The most significant charges in 2013 were for the restructuring of management and support functions and the closure or downsizing of several facilities related to our mining business which is included in the Resource Industries segment. The separation charges in 2012 were primarily in the Power Systems segment and were related to the closure of the Electro-Motive Diesel facility located in London, Ontario and separation programs in Europe. The separation charges in 2011 were primarily in the Resource Industries segment and were related to the acquisition of Bucyrus.

Our accounting for separations was dependent upon how the particular program was designed.  For voluntary programs, eligible separation costs were recognized at the time of employee acceptance.  For involuntary programs, eligible costs were recognized when management had approved the program, the affected employees had been properly notified and the costs were estimable.

The following table summarizes the 2011, 2012 and 2013 employee separation activity:

(Millions of dollars)	Total
Liability balance at December 31, 2010	$22
Increase in liability (separation charges)	112
Reduction in liability (payments and other adjustments)	(44)
Liability balance at December 31, 2011	$90
Increase in liability (separation charges)	94
Reduction in liability (payments and other adjustments)	(155)
Liability balance at December 31, 2012	$29
Increase in liability (separation charges)	151
Reduction in liability (payments and other adjustments)	(91)
Liability balance at December 31, 2013	$89

The remaining liability balance as of December 31, 2013 represents costs for employees that have either not yet separated from the Company or their full severance has not yet been paid.  The majority of these remaining costs are expected to be paid in 2014.

In December 2013, we announced a restructuring plan for our Gosselies, Belgium facility. This restructuring plan is designed to improve the competitiveness of our European manufacturing footprint and achieve competitiveness in our European operations by refocusing our current Gosselies operations on final machine assembly, test and paint with limited component and fabrication operations. These actions will include reshaping our supply base for more efficient sourcing, improving factory efficiencies and workforce reductions. Our proposals were subject to Belgian Ministerial approval. We estimate the employee cash separation costs to be about $300 million before tax, which represents substantially all of the restructuring costs to be incurred under the plan. In February 2014, our proposals were approved by the Belgian Minister of Employment and we expect to recognize substantially all of these separation-related charges throughout 2014.

28.	Selected quarterly financial results (unaudited)

	2013 Quarter [3]
(Dollars in millions except per share data)	1st	2nd	3rd	4th
Sales and revenues	$13,210	$14,621	$13,423	$14,402
Less: Revenues	(726)	(735)	(745)	(756)
Sales	12,484	13,886	12,678	13,646
Cost of goods sold	9,639	10,773	9,774	10,541
Gross margin	2,845	3,113	2,904	3,105
Profit [1]	$880	$960	$946	$1,003
Profit per common share	$1.34	$1.48	$1.48	$1.57
Profit per common share–diluted [2]	$1.31	$1.45	$1.45	$1.54

	2012 Quarter [3]
	1st	2nd	3rd	4th
Sales and revenues	$15,981	$17,374	$16,445	$16,075
Less: Revenues	(693)	(690)	(706)	(718)
Sales	15,288	16,684	15,739	15,357
Cost of goods sold	11,237	12,280	11,639	11,899
Gross margin	4,051	4,404	4,100	3,458
Profit [1,4]	$1,586	$1,699	$1,699	$697
Profit per common share [4]	$2.44	$2.60	$2.60	$1.07
Profit per common share–diluted [2,4]	$2.37	$2.54	$2.54	$1.04

[1]	Profit attributable to common stockholders.

[2]	Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

[3]	See Note 24 - Acquisitions and Note 26 - Divestitures and Assets held for sale for additional information.

[4]	The fourth quarter 2012 includes a goodwill impairment charge related to Siwei of $580 million.

29.	Subsequent Event

In January 2014, we completed the current $7.5 billion stock repurchase program as we entered into a definitive agreement with Citibank, N.A. to purchase shares of our common stock under an accelerated stock repurchase transaction (January ASR Agreement). Pursuant to the terms of the January ASR Agreement, we have agreed to repurchase approximately $1.7 billion of our common stock from Citibank, N.A., with an immediate delivery of approximately 17.7 million shares. The final number of shares to be repurchased and the aggregate cost to Caterpillar will be based on Caterpillar's volume-weighted average stock price during the term of the transaction, which is expected to be completed in March 2014.

In addition, in January 2014, the Board authorized the repurchase of $10 billion of Caterpillar stock, which will expire on December 31, 2018.

Five-year Financial Summary
(Dollars in millions except per share data)
	2013	2012	2011	2010	2009
Years ended December 31,
Sales and revenues	$55,656	$65,875	$60,138	$42,588	$32,396
Percent inside the United States	33%	31%	30%	32%	31%
Percent outside the United States	67%	69%	70%	68%	69%
Sales	$52,694	$63,068	$57,392	$39,867	$29,540
Revenues	$2,962	$2,807	$2,746	$2,721	$2,856
Profit [4]	$3,789	$5,681	$4,928	$2,700	$895
Profit per common share [1]	$5.87	$8.71	$7.64	$4.28	$1.45
Profit per common share–diluted [2]	$5.75	$8.48	$7.40	$4.15	$1.43
Dividends declared per share of common stock	$2.320	$2.020	$1.820	$1.740	$1.680
Return on average common stockholders’ equity [3]	19.7%	37.2%	41.4%	27.4%	11.9%
Capital expenditures:
Property, plant and equipment	$2,522	$3,350	$2,515	$1,575	$1,504
Equipment leased to others	$1,924	$1,726	$1,409	$1,011	$968
Depreciation and amortization	$3,087	$2,813	$2,527	$2,296	$2,336
Research and development expenses	$2,046	$2,466	$2,297	$1,905	$1,421
As a percent of sales and revenues	3.7%	3.7%	3.8%	4.5%	4.4%
Wages, salaries and employee benefits	$10,962	$11,756	$10,994	$9,187	$7,416
Average number of employees	122,502	127,758	113,620	98,554	99,359
December 31,
Total assets	$84,896	$88,970	$81,218	$63,728	$59,842
Long-term debt due after one year:
Consolidated	$26,719	$27,752	$24,944	$20,437	$21,847
Machinery and Power Systems	$7,999	$8,666	$8,415	$4,505	$5,652
Financial Products	$18,720	$19,086	$16,529	$15,932	$16,195
Total debt:
Consolidated	$37,750	$40,143	$34,592	$28,418	$31,631
Machinery and Power Systems	$8,775	$10,415	$9,066	$5,204	$6,387
Financial Products	$28,975	$29,728	$25,526	$23,214	$25,244

[1]	Computed on weighted-average number of shares outstanding.

[2]	Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

[3]	Represents profit divided by average stockholders’ equity (beginning of year stockholders’ equity plus end of year stockholders’ equity divided by two).

[4]	Profit attributable to common stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our 2013 sales and revenues were $55.656 billion, a decrease of 16 percent from $65.875 billion in 2012.  Profit in 2013 was $3.789 billion, a decrease of 33 percent from $5.681 billion in 2012. The 2013 profit per share was $5.75, down 32 percent from $8.48 in 2012.

Fourth-quarter 2013 sales and revenues were $14.402 billion, down $1.673 billion from $16.075 billion in the fourth quarter of 2012. Fourth-quarter 2013 profit was $1.003 billion compared with $697 million in the fourth quarter of 2012. Profit was $1.54 per share in the fourth quarter of 2013 compared with profit per share of $1.04 in the fourth quarter of 2012. Fourth-quarter 2012 profit was negatively impacted by a goodwill impairment charge of $580 million, or $0.87 per share, related to Siwei, but was positively impacted by a tax settlement of $300 million, or $0.45 per share.

Highlights for 2013 include:

▪	Our largest segment, Power Systems, delivered profit near its 2012 record despite lower sales. We also had a strong year in our Financial Products segment, which delivered a record profit in 2013.

▪
Substantial actions to reduce costs resulted in a $731 million improvement from the combination of lower SG&A and R&D expenses and manufacturing costs, or a $1.2 billion improvement excluding the impact of cost absorption from manufacturing costs.

▪	Decremental operating profit pull through of 29 percent was indicative of strong operating performance.

▪
We lowered Caterpillar inventory by $2.9 billion in 2013, and dealers lowered their inventories by more than $3 billion. While these inventory reductions were a significant sales and production headwind for Caterpillar in 2013, we believe the significant impact on our sales is largely over.

▪	Machinery & Power Systems (M&PS) operating cash flow for 2013 was a record $9.0 billion, a $4.8 billion increase from 2012.

▪	At the end of 2013, the M&PS debt-to-capital ratio was 29.7 percent, down from 37.4 percent at the end of 2012. In addition, we finished the year with $6.1 billion of cash.

▪	We repurchased $2 billion of Caterpillar stock and increased the quarterly dividend by 15 percent in 2013.

Restructuring Costs

In 2013, we turned our focus to structural cost reduction and worked on a large number of restructuring activities to help improve our long-term results. We incurred about $200 million in restructuring charges in 2013. We expect to take additional restructuring actions in 2014 and anticipate that these actions will result in charges of about $400 to $500 million. About $300 million of these expected charges are attributable to restructuring our Gosselies, Belgium facility to reduce costs and improve competitiveness. The remaining amount of about $100 to $200 million relates to a wide range of actions across the company that are part of our ongoing efforts to optimize our cost structure and improve the efficiency of our operations.

* Glossary of terms included on pages A-128 to A-129; first occurrence of terms shown in bold italics.

2013 COMPARED WITH 2012

CONSOLIDATED SALES AND REVENUES
The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2012 (at left) and 2013 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Total sales and revenues were $55.656 billion in 2013, a decrease of $10.219 billion, or 16 percent, from 2012. When reviewing the change in sales and revenues, we focus on the following perspectives:

•
Reasons for the change: Sales volume decreased $9.456 billion with the most significant decline in Resource Industries. More than half of the total volume decrease was related to changes in dealer machine and engine inventories and the remainder was primarily due to lower dealer deliveries to end users, primarily in Resource Industries. During 2012, dealers increased machine and engine inventories by about $1.6 billion. During 2013, dealers reduced their machine and engine inventories by more than $3 billion. Most of the change in both periods was in Resource Industries related to mining. During 2012, dealers received products that they had previously ordered in anticipation of higher demand. During 2013, most of the decline was related to dealers adjusting inventory levels in response to lower end-user demand resulting primarily from mining companies reducing their capital expenditures. While these substantial dealer inventory reductions were unfavorable to sales in 2013, we believe the significant declines are largely over.

Dealers are independent, and there could be many reasons for changes in their inventory levels. In general, dealers adjust inventory based on their expectations of future demand and product delivery times. Dealers’ demand expectations take into account seasonal changes, macroeconomic conditions and other factors. Delivery times can vary based on availability of product from Caterpillar factories and product distribution centers. In addition, during 2013 dealers utilized inventory from our product distribution centers at a higher rate to meet end-user demand, primarily for Construction Industries’ products.
In addition, the impact of currency was unfavorable $573 million primarily due to the weakening of the Japanese yen, as sales in yen translated into fewer U.S. dollars. The net impact of acquisitions and divestitures was unfavorable $427 million mainly due to the absence of our third party logistics business. These decreases were partially offset by increased Financial Products' revenues of $155 million and favorable price realization of $82 million.
While almost all of the decline in sales was related to new equipment, aftermarket parts sales declined slightly.

•
Sales by geographic region: Sales declined in all geographic regions. The decline in Asia/Pacific was primarily related to lower sales in Australia where the most significant decrease was in mining sales, due to continued low demand. While sales in Asia/Pacific declined overall, sales in China increased as we focused on improving our competitive position through building out the Caterpillar business model, the key elements of which focus on increasing field population, improving customer loyalty and providing superior customer support in conjunction with our independent dealers. Our total company sales and revenues in China for 2013 were about $3.5 billion compared with about $2.9 billion for 2012, with the increase primarily in Construction Industries. Sales were down in North America primarily due to lower end-user demand and changes in dealer inventories. In EAME, the sales decline was primarily due to changes in dealer inventories and lower end-user demand. In Latin America, the sales decline was primarily due to changes in dealer inventories, partially offset by increases in deliveries to end users.

•
Sales by segment: Sales decreased in all segments. The most significant decrease was in Resource Industries, with sales down 37 percent primarily from dealer inventory changes and weaker demand in mining as mining companies have reduced their capital expenditures. Construction Industries' and Power Systems' sales decreased 5 percent. Financial Products' segment revenues were up 4 percent.

CONSOLIDATED OPERATING PROFIT
The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2012 (at left) and 2013 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes consolidating adjustments and Machinery and Power Systems other operating (income) expenses.

Operating profit in 2013 was $5.628 billion compared with $8.573 billion in 2012, a 34 percent decrease. The decrease was primarily the result of lower sales volume, which included about $750 million from an unfavorable mix of products. The unfavorable mix was primarily due to a significant decline in sales of high margin mining products. Acquisitions and divestitures were also unfavorable to operating profit.
Acquisitions and divestitures negatively impacted operating profit by $581 million. Over half of the impact was due to the absence of a gain from the sale of a majority interest in our external logistics business during the third quarter of 2012. Additionally, 2012 included pre-tax gains on the sale of portions of the Bucyrus distribution business, while the impact on 2013 was negative. The $135 million favorable impact from the settlement with the previous owners of our Siwei acquisition was about offset by other operating losses at Siwei.
These unfavorable impacts were partially offset by the absence of a goodwill impairment charge of $580 million related to Siwei, decreased SG&A and R&D expense, favorable currency impacts, increased Financial Products' profit of $242 million and lower manufacturing costs.
The decline in SG&A and R&D expenses was positive to operating profit by $564 million, primarily due to lower discretionary and program spending driven by cost reduction measures implemented in response to lower volumes and decreased incentive compensation expense, partially offset by higher wage and benefit inflation.
Short-term incentive compensation expense related to 2013 was about $545 million, compared with about $825 million in 2012.
Currency favorably impacted operating profit by $390 million, mostly due to the Japanese yen. We have a sizable manufacturing presence in Japan, and while some of this production is sold in Japan, we are a net exporter, and therefore, a weaker yen provides a cost benefit.

Manufacturing costs decreased $167 million. The decrease was primarily due to lower material costs and $115 million ($0.12 per share) of LIFO inventory decrement benefits, partially offset by unfavorable changes in cost absorption resulting from a decrease in inventory during 2013 and an increase in inventory during 2012.
We reduced inventory both in the fourth quarter of 2012 and throughout 2013 primarily in Resource Industries and Construction Industries. The groundwork for these reductions began in mid-2012 as order rates declined and actions were needed to bring inventory levels in line with expected demand. Based on dealers’ expectation of future demand, macro-economic conditions and the amount of finished goods we had available in our product distribution centers, dealers also took action to lower their inventories. As a result, new orders from dealers declined sharply in the third quarter of 2012, and we began lowering production schedules and incoming material purchases from suppliers around the world. While production schedules began to decline in the third quarter of 2012, the most significant impacts on production and inventory, including rolling plant shutdowns at a number of facilities, occurred in the fourth quarter of 2012 and continued throughout 2013. Although inventory continued to decrease during the fourth quarter of 2013, production levels increased in Construction Industries. Overall, we believe current inventory and production levels are reasonably aligned with anticipated demand.
Excluding the impact of inventory cost absorption, manufacturing costs and SG&A and R&D expenses were favorable by $1.2 billion compared with 2012.

Other Profit/Loss Items

•
Other income/expense was expense of $35 million compared with income of $130 million in 2012. The change was primarily due to the unfavorable impact of currency translation and hedging gains and losses. Translation and hedging losses in 2013 totaled $254 million, primarily due to translation losses. Most of the impact in 2013 was a result of our net asset/liability positions and exchange rate movements and hedging, primarily for Japanese yen, Brazilian real and euro. In 2012, we had translation and hedging losses of $116 million.

•
The provision for income taxes for 2013 reflects an effective tax rate of 28.5 percent compared with 30.5 percent for 2012, excluding the items discussed below. The decrease is primarily due to a more favorable geographic mix of profits from a tax perspective along with the U.S. research and development tax credit that was expired in 2012.

The 2013 tax provision also included a benefit of $87 million primarily related to the research and development tax credit that was retroactively extended in 2013 for 2012 and a benefit of $55 million resulting from true-up of estimated amounts used in the tax provision to the 2012 U.S. tax return as filed in September 2013. This compares to an $18 million net negative impact in 2012 related to a $300 million benefit from a tax settlement offset by the negative impact of goodwill not deductible for tax purposes of $318 million.

Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
2013
Construction Industries [1]	$18,445	(5)%	$7,008	(1)%	$2,728	3%	$4,019	(13)%	$4,690	(5)%
Resource Industries [2]	13,270	(37)%	4,443	(26)%	2,481	(32)%	3,241	(26)%	3,105	(56)%
Power Systems [3]	20,155	(5)%	8,231	(6)%	2,168	(1)%	5,735	(5)%	4,021	(4)%
All Other Segment [4]	886	(41)%	602	(23)%	37	(43)%	142	(64)%	105	(60)%
Corporate Items and Eliminations	(62)		(65)		1		1		1
Machinery & Power Systems Sales	52,694	(16)%	20,219	(10)%	7,415	(13)%	13,138	(15)%	11,922	(28)%

Financial Products Segment	3,224	4%	1,688	5%	430	6%	503	9%	603	(1)%
Corporate Items and Eliminations	(262)		(145)		(34)		(28)		(55)
Financial Products Revenues	2,962	6%	1,543	8%	396	5%	475	10%	548	(3)%

Consolidated Sales and Revenues	$55,656	(16)%	$21,762	(9)%	$7,811	(13)%	$13,613	(14)%	$12,470	(27)%

2012
Construction Industries [1]	$19,334		$7,101		$2,650		$4,633		$4,950
Resource Industries [2]	21,158		6,037		3,662		4,374		7,085
Power Systems [3]	21,122		8,720		2,191		6,043		4,168
All Other Segment [4]	1,501		777		65		395		264
Corporate Items and Eliminations	(47)		(50)		1		1		1
Machinery & Power Systems Sales	63,068		22,585		8,569		15,446		16,468

Financial Products Segment	3,090		1,614		406		460		610
Corporate Items and Eliminations	(283)		(181)		(30)		(27)		(45)
Financial Products Revenues	2,807		1,433		376		433		565

Consolidated Sales and Revenues	$65,875		$24,018		$8,945		$15,879		$17,033

[1]	Does not include inter-segment sales of $336 million and $470 million in 2013 and 2012, respectively.

[2]	Does not include inter-segment sales of $871 million and $1,117 million in 2013 and 2012, respectively.

[3]	Does not include inter-segment sales of $1,895 million and $2,407 million in 2013 and 2012, respectively.

[4]	Does not include inter-segment sales of $3,105 million and $3,492 million in 2013 and 2012, respectively.

Sales and Revenues by Segment
(Millions of dollars)	2012	Sales Volume	Price Realization	Currency	Acquisitions/Divestitures	Other	2013	$ Change	% Change

Construction Industries	$19,334	$(282)	$(139)	$(468)	$—	$—	$18,445	$(889)	(5)%
Resource Industries	21,158	(7,792)	39	(90)	(45)	—	13,270	(7,888)	(37)%
Power Systems	21,122	(1,139)	184	(12)	—	—	20,155	(967)	(5)%
All Other Segment	1,501	(231)	(1)	(1)	(382)	—	886	(615)	(41)%
Corporate Items and Eliminations	(47)	(12)	(1)	(2)	—	—	(62)	(15)
Machinery & Power Systems Sales	63,068	(9,456)	82	(573)	(427)	—	52,694	(10,374)	(16)%

Financial Products Segment	3,090	—	—	—	—	134	3,224	134	4%
Corporate Items and Eliminations	(283)	—	—	—	—	21	(262)	21
Financial Products Revenues	2,807	—	—	—	—	155	2,962	155	6%

Consolidated Sales and Revenues	$65,875	$(9,456)	$82	$(573)	$(427)	$155	$55,656	$(10,219)	(16)%

Operating Profit by Segment
(Millions of dollars)	2013	2012	$ Change	% Change
Construction Industries	$1,363	$1,789	$(426)	(24)%
Resource Industries	1,575	4,318	(2,743)	(64)%
Power Systems	3,400	3,434	(34)	(1)%
All Other Segment	663	1,014	(351)	(35)%
Corporate Items and Eliminations	(2,086)	(2,441)	355
Machinery & Power Systems	4,915	8,114	(3,199)	(39)%

Financial Products Segment	990	763	227	30%
Corporate Items and Eliminations	(7)	(22)	15
Financial Products	983	741	242	33%
Consolidating Adjustments	(270)	(282)	12
Consolidated Operating Profit	$5,628	$8,573	$(2,945)	(34)%

Construction Industries
Construction Industries' sales were $18.445 billion in 2013, a decrease of $889 million, or 5 percent, from 2012. Over half of the sales decrease was due to the unfavorable impact of currency primarily from a weaker Japanese yen, as sales in yen translated into fewer U.S. dollars. In addition, volume was lower primarily from changes in dealer machine inventory. Dealer-reported machine inventory decreases were more significant in 2013 than they were in 2012. Throughout 2013 dealers utilized inventory from our product distribution centers at a higher rate to meet end-user demand. We believe that the significant decreases in dealer inventory are largely over. Although the worldwide construction industry is showing some signs of improvement and order rates are improving, it remains relatively depressed from a historical standpoint.
Most of the $139 million unfavorable impact from price realization was due to sales from a large government order in Brazil. We expect continuing machine sales in 2014 pursuant to an additional government order in Brazil, although not to the same extent as the current order. In addition, there was an unfavorable impact on price realization from a continued competitive pricing environment. The competitive pricing environment is attributable to a number of factors including excess industry capacity caused by weaker than expected economic conditions. Sales of new equipment declined, and sales of aftermarket parts were about flat.
Sales declined in EAME and Asia/Pacific and were about flat in North America and Latin America. Sales in EAME were lower primarily due to changes in dealer inventory. In addition, dealer deliveries to end users declined as construction activity in Europe remains low due to continued economic weakness.
In Asia/Pacific, higher sales in China were more than offset by negative currency impacts primarily from the weaker Japanese yen and lower sales in other countries due to slower economic growth. We believe higher sales in China, particularly with respect to hydraulic excavators, were due primarily to an increase in our competitive position through building out the Caterpillar business model. In North America, unfavorable changes in dealer inventories were about offset by increased dealer deliveries to end users. The increase in end-user demand resulted primarily from an increase in construction-related spending in the United States. Although still below prior peaks, the housing industry has improved, and many state and local government budgets are showing signs of improvement which we expect to favorably impact construction spending.
Construction Industries' profit was $1.363 billion in 2013 compared with $1.789 billion in 2012. The decrease in profit was primarily due to lower sales volume, including an unfavorable mix of products, unfavorable price realization and increased manufacturing costs. The unfavorable mix of products is primarily attributable to relatively higher sales of small and mid-size machines which generally have lower margins than larger size machines which are also sold into mining applications. Higher manufacturing costs were driven primarily by unfavorable changes in cost absorption resulting from a decrease in inventory in 2013 and an increase in inventory during 2012, partially offset by lower material costs.

Resource Industries
Resource Industries' sales were $13.270 billion in 2013, a decrease of $7.888 billion, or 37 percent, from 2012, primarily due to changes in dealer machine inventory and lower deliveries to end users. Although production of most mined commodities is near or above a year ago, after several years of increasing capital expenditures, mining customers in all geographic regions have reduced capital spending across the mining industry. We believe that mining companies are increasing productivity at existing mines rather than investing in expansions or new mine openings which results in lower demand for our mining products. As a result, end-user demand was lower, and new orders for mining equipment continued to be weak during 2013.
Dealers reduced machine inventory in 2013 to better align their inventory levels with expected demand. This compares with an increase in dealer machine inventory during 2012. For 2014, we are expecting a modest decline in dealer inventory of mining machines.
Sales were lower in every region of the world due to both changes in dealer inventory and lower end-user demand. The most significant decline was in Asia/Pacific, primarily due to lower mining sales in Australia.
Almost all of the sales decline was related to new equipment. Aftermarket part sales also declined as some companies are delaying maintenance and rebuild activities.
Resource Industries' profit was $1.575 billion in 2013 compared with $4.318 billion in 2012. Profit in 2012 included a $580 million goodwill impairment related to Siwei. Excluding the impairment charge, operating profit declined $3.323 billion. The decrease was primarily the result of lower sales volume, including an unfavorable mix of products, and the unfavorable impact of acquisitions and divestitures, partially offset by lower SG&A and R&D expenses.
Acquisitions and divestitures negatively impacted profit by $230 million. Profit in 2012 included pre-tax gains on the sale of portions of the Bucyrus distribution business, while the impact in 2013 was negative. The $135 million favorable impact from the settlement with the previous owners of our Siwei acquisition was about offset by other operating losses at Siwei.
Decreases in SG&A and R&D expenses were driven by cost-reduction measures implemented in response to lower volumes.

Power Systems
Power Systems' sales were $20.155 billion in 2013, a decrease of $967 million, or 5 percent, compared with 2012. The decrease was primarily the result of lower volume, primarily for electric power, petroleum and rail applications. This was partially offset by higher price realization.
Sales declines in electric power applications were driven by dealers reducing their inventory levels in 2013, compared with dealers increasing inventory levels in 2012. In addition, end-user demand for electric-power applications was lower. The decline in petroleum application sales was due to decreases in dealer deliveries to end users primarily for drilling and well servicing due to an oversupply of equipment. Sales into rail applications decreased primarily due to declines in services and lower sales of recyclable materials partially offset by higher locomotive sales as we continue to focus on increasing field population, improving customer loyalty and providing superior customer support. Turbine-related sales, which are sold directly to end users and are not affected by dealer inventory, increased slightly primarily for petroleum production and gas compression applications due to continued strong demand for oil and natural gas.
Sales decreased in North America and EAME and were about flat in Latin America and Asia/Pacific.
In North America, the sales decrease was primarily due to declines in deliveries to end users with the largest decline in petroleum drilling and well servicing applications, partially offset by higher sales into gas compression applications. Sales into rail applications decreased primarily due to declines in services and lower sales of recyclable materials partially offset by higher locomotive sales. In addition, end-user demand for electric power applications declined.

In EAME, the sales decrease was largely due to the impact of dealer inventory changes for electric power applications. During 2012, dealers increased inventories in anticipation of higher demand and reduced their inventories during in 2013.
Power Systems' profit was $3.400 billion in 2013, about the same as 2012, despite the decline in sales volume. The impact from lower sales volume was about offset by decreased costs and favorable price realization. Costs were lower primarily due to favorable material and program-related costs and lower incentive compensation expense.

Financial Products Segment
Financial Products’ revenues were $3.224 billion, an increase of $134 million, or 4 percent, from 2012. The increase was primarily due to the favorable impact from higher average earning assets across all geographic regions and an increase in Insurance Services' revenues, primarily in North America. These increases were partially offset by the unfavorable impact from lower average financing rates on new and existing finance receivables and operating leases across all geographic regions.
Financial Products’ profit of $990 million was up $227 million from 2012. The increase was primarily due to a $97 million favorable impact from higher average earning assets, an $85 million favorable impact from lower claims experience at Insurance Services and a $67 million decrease in the provision for credit losses at Cat Financial.

All Other Segment
All Other Segment includes groups that provide services such as component manufacturing, remanufacturing and logistics.
The decrease in sales of $615 million was primarily due to the absence of our third party logistics business, which was sold in the third quarter of 2012. Lower profit of $351 million was primarily due to the absence of the gain on the sale of our third party logistics business.

Corporate Items and Eliminations
Expense for corporate items and eliminations was $2.093 billion in 2013, a decrease of $370 million from 2012. Corporate items and eliminations include: corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for M&PS, as segment profit is reported using annual fixed exchange rates; and inter-segment eliminations.
The decrease in expense from 2012 was primarily due to timing differences, lower corporate level expenses and LIFO inventory decrement benefits of $115 million, partially offset by methodology differences.

FOURTH QUARTER 2013 COMPARED WITH FOURTH QUARTER 2012

CONSOLIDATED SALES AND REVENUES
The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the fourth quarter of 2012 (at left) and the fourth quarter of 2013 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Total sales and revenues were $14.402 billion in the fourth quarter of 2013, a decrease of $1.673 billion, or 10 percent, from the fourth quarter of 2012. When reviewing the change in sales and revenues, we focus on the following perspectives:

▪
Reason for the change: Sales volume decreased $1.511 billion due to lower volume in Resource Industries, partially offset by increased volume in Construction Industries and Power Systems. The volume decrease was primarily the result of lower end-user demand, with the largest impact in mining primarily due to mining customers reducing their capital expenditures. Overall, the change in dealer machine and engine inventories did not have a significant impact on total sales volume.

Dealers are independent, and there could be many reasons for changes in their inventory levels. In general, dealers adjust inventory based on their expectations of future demand and product delivery times. Dealers’ demand expectations take into account seasonal changes, macroeconomic conditions and other factors. Delivery times can vary based on availability of product from Caterpillar factories and product distribution centers. In addition, during 2013 dealers utilized inventory from our product distribution centers at a higher rate to meet end-user demand, primarily for Construction Industries’ products.
In addition, currency was unfavorable $174 million primarily due to the weaker Japanese yen, as sales in yen translated into fewer U.S. dollars.
While almost all of the decline in sales was related to new equipment, aftermarket parts sales declined slightly.

▪
Sales by geographic region: Sales declined in all geographic regions except North America. Asia/Pacific declined 30 percent primarily related to lower sales in Australia where the most significant decrease was in mining sales, due to continued low demand. While sales in Asia/Pacific declined overall, sales in China, primarily in Construction Industries, increased more than 20 percent due to favorable impacts of dealer inventory changes and increased dealer deliveries to end users. Sales declined 20 percent in Latin America primarily due to unfavorable changes in dealer inventories of mining equipment as dealers took actions to better align inventory levels with demand. In EAME, lower sales were primarily the result of decreased dealer deliveries to end users, primarily due to lower mining demand. In North America, sales increased 6 percent primarily due to favorable impacts of dealer inventory changes for construction equipment and engines.

▪
Sales by segment: Sales decreases in Resource Industries were partially offset by increases in Construction Industries and Power Systems. Resource Industries’ sales declined 48 percent resulting primarily from weaker demand for mining products as mining companies have reduced their capital expenditures as well as unfavorable changes in dealer inventories. Construction

Industries’ sales increased 20 percent primarily due to favorable changes in dealer inventories and higher end-user demand. Power Systems’ sales were 5 percent higher. Financial Products segment revenues were up 3 percent.

CONSOLIDATED OPERATING PROFIT
The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the fourth quarter of 2012 (at left) and the fourth quarter of 2013 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes consolidating adjustments and Machinery and Power Systems other operating (income) expenses.

Operating profit for the fourth quarter of 2013 was $1.452 billion, an increase of $414 million from the fourth quarter of 2012. The increase was primarily the result of the absence of a goodwill impairment charge of $580 million related to Siwei from the fourth quarter of 2012, lower manufacturing costs, decreased SG&A and R&D expenses and the favorable impact of currency. These favorable impacts were partially offset by lower sales volume, which included an unfavorable mix of products. The unfavorable mix was primarily due to a significant decline in Resource Industries’ sales and an increase in Construction Industries’ sales, which traditionally have lower margins. Acquisitions and divestitures negatively impacted operating profit by $120 million due to lower pre-tax gains on the sale of portions of the Bucyrus distribution business in the fourth quarter of 2013 compared with the fourth quarter of 2012 and Siwei operating losses in the fourth quarter of 2013.
Manufacturing costs decreased $480 million. The decrease was primarily due to favorable changes in cost absorption resulting from a smaller decrease in inventory during the fourth quarter of 2013 than in the fourth quarter of 2012, lower material costs and LIFO inventory decrement benefits of $115 million.
Decreases in SG&A and R&D expenses were primarily due to lower discretionary and program spending driven by cost reduction measures implemented in response to lower volumes.
The favorable impact of currency was mostly due to the Japanese yen. We have a sizeable manufacturing presence in Japan, and while some of this production is sold in Japan, we are a net exporter, and therefore, a weaker yen provides a cost benefit.
In the fourth quarter of 2013, we incurred $130 million of restructuring costs primarily in Resource Industries and recognized a gain on a legal settlement of $68 million. Both of these items are included in Other operating (income) expenses.

Other Profit/Loss Items

▪
Other income/expense was income of $44 million compared with expense of $11 million in the fourth quarter of 2012. The change was primarily due to the net impact from currency translation and hedging. Although both periods included unfavorable impacts from currency translation and hedging, losses were more significant in the fourth quarter of 2012 than in the fourth quarter of 2013.

▪
The provision for income taxes in the fourth quarter of 2013 reflects an effective tax rate of 28.5 percent compared with 30.5 percent for 2012, excluding the items discussed below. The decrease is primarily due to a more favorable geographic mix of profits from a tax perspective along with the U.S. research and development tax credit that was expired in 2012 and retroactively extended in 2013.

The 2013 fourth-quarter tax provision also included a $19 million benefit related to a decrease from the third-quarter estimated annual effective tax rate of 29 percent. This compares to a $63 million net benefit in the fourth quarter of 2012 related to a $300 million benefit from a tax settlement offset by the negative impact of goodwill not deductible for tax purposes of $237 million.

Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
Fourth Quarter 2013
Construction Industries [1]	$4,851	20%	$1,751	21%	$725	21%	$1,033	17%	$1,342	22%
Resource Industries [2]	3,019	(48)%	1,184	(19)%	507	(54)%	726	(43)%	602	(69)%
Power Systems [3]	5,565	5%	2,296	15%	567	5%	1,697	4%	1,005	(12)%
All Other Segment [4]	239	(6)%	161	5%	10	(38)%	39	(19)%	29	(24)%
Corporate Items and Eliminations	(28)	—	(27)		—		(1)		—
Machinery & Power Systems Sales	13,646	(11)%	5,365	6%	1,809	(20)%	3,494	(9)%	2,978	(30)%

Financial Products Segment	816	3%	436	8%	106	—%	131	10%	143	(11)%
Corporate Items and Eliminations	(60)		(31)		(10)		(7)		(12)
Financial Products Revenues	756	5%	405	12%	96	(2)%	124	10%	131	(9)%

Consolidated Sales and Revenues	$14,402	(10)%	$5,770	7%	$1,905	(19)%	$3,618	(8)%	$3,109	(29)%

Fourth Quarter 2012
Construction Industries [1]	$4,028		$1,445		$600		$882		$1,101
Resource Industries [2]	5,776		1,467		1,095		1,266		1,948
Power Systems [3]	5,307		1,994		539		1,628		1,146
All Other Segment[4]	255		153		16		48		38
Corporate Items and Eliminations	(9)		(12)		1		1		1
Machinery & Power Systems Sales	15,357		5,047		2,251		3,825		4,234

Financial Products Segment	789		404		106		119		160
Corporate Items and Eliminations	(71)		(41)		(8)		(6)		(16)
Financial Products Revenues	718		363		98		113		144

Consolidated Sales and Revenues	$16,075		$5,410		$2,349		$3,938		$4,378

[1]	Does not include inter-segment sales of $74 million and $115 million in the fourth quarter 2013 and 2012, respectively.

[2]	Does not include inter-segment sales of $210 million and $208 million in the fourth quarter 2013 and 2012, respectively.

[3]	Does not include inter-segment sales of $567 million and $455 million in the fourth quarter 2013 and 2012, respectively.

[4]	Does not include inter-segment sales of $749 million and $773 million in the fourth quarter 2013 and 2012, respectively.

Sales and Revenues by Segment
(Millions of dollars)	Fourth Quarter 2012	Sales Volume	Price Realization	Currency	Acquisitions/Divestitures	Other	Fourth Quarter 2013	$ Change	% Change

Construction Industries	$4,028	$1,030	$(51)	$(156)	$—	$—	$4,851	$823	20%
Resource Industries	5,776	(2,705)	7	(30)	(29)	—	3,019	(2,757)	(48)%
Power Systems	5,307	197	48	13	—	—	5,565	258	5%
All Other Segment	255	(16)	—	—	—	—	239	(16)	(6)%
Corporate Items and Eliminations	(9)	(17)	(1)	(1)	—	—	(28)	(19)
Machinery & Power Systems Sales	15,357	(1,511)	3	(174)	(29)	—	13,646	(1,711)	(11)%

Financial Products Segment	789	—	—	—	—	27	816	27	3%
Corporate Items and Eliminations	(71)	—	—	—	—	11	(60)	11
Financial Products Revenues	718	—	—	—	—	38	756	38	5%

Consolidated Sales and Revenues	$16,075	$(1,511)	$3	$(174)	$(29)	$38	$14,402	$(1,673)	(10)%

Operating Profit by Segment
(Millions of dollars)	Fourth Quarter 2013	Fourth Quarter 2012	$ Change	% Change
Construction Industries	$500	$26	$474	1,823%
Resource Industries	139	611	(472)	(77)%
Power Systems	964	697	267	38%
All Other Segment	116	126	(10)	(8)%
Corporate Items and Eliminations	(449)	(534)	85
Machinery & Power Systems	1,270	926	344	37%

Financial Products Segment	266	180	86	48%
Corporate Items and Eliminations	(16)	2	(18)
Financial Products	250	182	68	37%
Consolidating Adjustments	(68)	(70)	2
Consolidated Operating Profit	$1,452	$1,038	$414	40%

Construction Industries
Construction Industries’ sales were $4.851 billion in the fourth quarter of 2013, an increase of $823 million, or 20 percent, from the fourth quarter of 2012. The sales increase was due to higher sales volume, partially offset by the unfavorable impact of currency and price realization. Sales of new equipment increased, and sales of aftermarket parts were about flat.

▪
The increase in sales volume was primarily related to changes in dealer inventories as the decline in dealer inventories was significantly greater in the fourth quarter of 2012 than in the fourth quarter of 2013. Additionally, deliveries to end users increased in Latin America, Asia/Pacific and North America.

▪	The unfavorable currency impact was primarily from a weaker Japanese yen, as sales in yen translated into fewer U.S. dollars.

▪	Price realization was unfavorable primarily due to continuing sales from a large government order in Brazil and a continued competitive pricing environment.
Sales increased in all geographic regions.

▪
In North America, higher sales were primarily due to the favorable impact of dealer inventory changes, as dealers decreased inventory more in the fourth quarter of 2012 than in the fourth quarter of 2013. The remaining sales increase was primarily due to higher end-user demand resulting from an increase in construction-related spending in the United States. Although still below prior peaks, construction-related spending continues to improve. The increase was partially offset by unfavorable price realization due to a continued competitive pricing environment.

▪
In Asia/Pacific, the sales increase was primarily in China due to both favorable impacts of dealer inventory changes and increased dealer deliveries to end users as we focused on improving our competitive position through building out the

Caterpillar business model, the key elements of which focus on increasing field population, improving customer loyalty and providing superior customer support in conjunction with our independent dealers. In addition, price realization was favorable. These items were partially offset by negative currency impacts primarily from the weaker Japanese yen.

▪
In EAME, higher sales were primarily due to the favorable impact of dealer inventory changes, as dealers decreased inventory more in the fourth quarter of 2012 than in the fourth quarter of 2013. This was partially offset by unfavorable price realization due to a continued competitive pricing environment. Dealer deliveries to end users were about flat.

▪	The increase in Latin America was primarily due to continuing sales from a large government order in Brazil.

Construction Industries’ profit was $500 million in the fourth quarter of 2013, compared with $26 million in the fourth quarter of 2012. The increase in profit was primarily due to higher sales volume and favorable manufacturing costs, partially offset by unfavorable price realization. Manufacturing costs improved primarily due to favorable changes in cost absorption resulting from the absence of the large decrease in inventory during the fourth quarter of 2012. After significant changes in inventory in 2012 and 2013, we believe current inventory and production levels are reasonably aligned with anticipated demand. In addition, profit was favorably impacted by lower material and freight costs.

Resource Industries
Resource Industries’ sales were $3.019 billion in the fourth quarter of 2013, a decrease of $2.757 billion, or 48 percent, from the fourth quarter of 2012, nearly all from lower sales volume. More than half of the sales volume decline was due to lower end-user demand across all geographic regions. Sales volume also declined as a result of unfavorable changes in dealer machine inventory across all regions. Dealers continued to significantly reduce machine inventory during the fourth quarter of 2013 to better align inventory levels with demand. This compares with an increase in dealer machine inventory during the fourth quarter of 2012. Although production of most mined commodities is at levels near or above a year ago, after several years of increasing capital expenditures customers in all geographic regions have reduced spending across the mining industry. As a result, we believe that mining companies are increasing productivity at existing mines rather than investing in expansions or new mine openings, which results in lower demand for our mining products, and new orders for mining equipment continued to be weak in the quarter.
Almost the entire sales decline was related to new equipment. Aftermarket part sales also declined as we believe some companies are delaying maintenance and rebuild activities.
Sales were lower in every region of the world due to both changes in dealer inventory and lower end-user demand. The most significant decline was in Asia/Pacific, primarily due to lower mining sales in Australia.
Resource Industries’ profit was $139 million in the fourth quarter of 2013 compared with $611 million in the fourth quarter of 2012. The fourth quarter of 2012 included a $580 million goodwill impairment related to Siwei. Excluding this impairment charge related to Siwei, operating profit declined $1.052 billion. The decrease was primarily the result of lower sales volume. Acquisitions and divestitures negatively impacted operating profit by $121 million due to lower pre-tax gains on the sale of portions of the Bucyrus distribution business in the fourth quarter of 2013 compared with the fourth quarter 2012 and Siwei operating losses in the fourth quarter of 2013. Restructuring costs of about $90 million in the fourth quarter of 2013 also lowered profit. These negative factors were partially offset by lower SG&A and R&D expenses and an improvement in manufacturing costs.
SG&A and R&D expenses were lower primarily due to decreased spending for new product introduction programs and other cost cutting measures implemented in response to lower volumes. Incentive compensation expense was also lower.
The decrease in manufacturing costs was primarily driven by lower material costs, favorable changes in cost absorption resulting from a significantly larger decrease in inventory during the fourth quarter of 2012 than in the fourth quarter of 2013, and cost cutting measures.

Power Systems
Power Systems’ sales were $5.565 billion in the fourth quarter of 2013, an increase of $258 million, or 5 percent, from the fourth quarter of 2012. The increase in sales was primarily a result of favorable changes in dealer inventories. Dealer engine inventory increased in the fourth quarter of 2013 compared with a decrease during the fourth quarter of 2012. Overall end-user demand was down slightly with lower demand for electric power applications partially offset by increased demand for industrial engines.
Sales increased in all regions except Asia/Pacific.

▪
In North America, the sales increase was primarily due to favorable changes in dealer inventories for nearly all applications. In addition, locomotive sales were higher as we continue to focus on increasing field population, improving customer loyalty and providing superior customer support. These increases were partially offset by weaker end-user demand for electric power applications.

▪
Sales in EAME were relatively flat with the fourth quarter of 2012 with stronger demand for industrial engines used in agriculture equipment and third party generator set packages, partially offset by lower demand for electric power applications and locomotives due to weak economic conditions.

▪	In Latin America, sales were relatively flat with fourth quarter of 2012.

▪	In Asia/Pacific, the decline in sales was primarily due to lower sales into petroleum and electric power applications resulting primarily from timing of large projects.
Power Systems’ profit was $964 million in the fourth quarter of 2013 compared with $697 million in the fourth quarter of 2012. The increase was primarily due to lower manufacturing costs, higher sales volume and favorable price realization. The decrease in manufacturing costs was primarily driven by lower material and freight costs.

Financial Products Segment
Financial Products’ revenues were $816 million, an increase of $27 million, or 3 percent, from the fourth quarter of 2012. The increase was primarily due to the favorable impact from higher average earning assets across all geographic regions except Asia/Pacific.
Financial Products’ profit was $266 million in the fourth quarter of 2013, compared with $180 million in the fourth quarter of 2012. The increase was primarily due to a $61 million decrease in the provision for credit losses at Cat Financial, and a $16 million favorable impact from currency gains and losses.
At the end of 2013, past dues at Cat Financial were 2.37 percent compared with 2.45 percent at the end of the third quarter of 2013 and 2.26 percent at the end of 2012. Write-offs, net of recoveries, were $123 million for the full-year 2013, compared with $102 million for 2012. The increase in write-offs was primarily related to Cat Financial's European marine portfolio and was previously provided for in the allowance for credit losses.
As of December 31, 2013, Cat Financial's allowance for credit losses totaled $378 million or 1.30 percent of net finance receivables, compared with $426 million or 1.49 percent of net finance receivables at year-end 2012.

Corporate Items and Eliminations
Expense for corporate items and eliminations was $465 million in the fourth quarter of 2013, a decrease of $67 million from the fourth quarter of 2012. Corporate items and eliminations include: corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for M&PS, as segment profit is reported using annual fixed exchange rates; and inter-segment eliminations.
The decrease in expense from the fourth quarter of 2012 was primarily due to LIFO inventory decrement benefits of $115 million, lower corporate level expenses and the favorable impact from a legal settlement of $68 million, partially offset by methodology and timing differences.

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

•
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

•
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

•
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

•
Interest expense excluding Financial Products increased $71 million from 2011, due to long-term debt issued in 2011 relating to the acquisition of Bucyrus and underwriting expense related to our debt exchange in the third quarter of 2012.

•
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

Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
2012
Construction Industries [1]	$19,334	(2)%	$7,101	19%	$2,650	(13)%	$4,633	(3)%	$4,950	(16)%
Resource Industries [2]	21,158	35%	6,037	22%	3,662	29%	4,374	36%	7,085	54%
Power Systems [3]	21,122	5%	8,720	5%	2,191	(7)%	6,043	5%	4,168	14%
All Other Segment [4]	1,501	(26)%	777	(20)%	65	(37)%	395	(32)%	264	(27)%
Corporate Items and Eliminations	(47)		(50)		1		1		1
Machinery & Power Systems Sales	63,068	10%	22,585	12%	8,569	3%	15,446	8%	16,468	14%

Financial Products Segment	3,090	3%	1,614	(1)%	406	10%	460	(6)%	610	18%
Corporate Items and Eliminations	(283)		(181)		(30)		(27)		(45)
Financial Products Revenues	2,807	2%	1,433	(2)%	376	10%	433	(6)%	565	16%

Consolidated Sales and Revenues	$65,875	10%	$24,018	11%	$8,945	3%	$15,879	7%	$17,033	14%

2011
Construction Industries [1]	$19,667		$5,985		$3,045		$4,768		$5,869
Resource Industries [2]	15,629		4,963		2,831		3,228		4,607
Power Systems [3]	20,114		8,331		2,363		5,752		3,668
All Other Segment [4]	2,021		970		103		585		363
Corporate Items and Eliminations	(39)		(32)		(1)		(4)		(2)
Machinery & Power Systems Sales	57,392		20,217		8,341		14,329		14,505

Financial Products Segment	3,003		1,626		370		490		517
Corporate Items and Eliminations	(257)		(171)		(29)		(28)		(29)
Financial Products Revenues	2,746		1,455		341		462		488

Consolidated Sales and Revenues	$60,138		$21,672		$8,682		$14,791		$14,993

[1]	Does not include inter-segment sales of $470 million and $575 million in 2012 and 2011, respectively.

[2]	Does not include inter-segment sales of $1,117 million and $1,162 million in 2012 and 2011, respectively.

[3]	Does not include inter-segment sales of $2,407 million and $2,339 million in 2012 and 2011, respectively.

[4]	Does not include inter-segment sales of $3,492 million and $3,413 million in 2012 and 2011, respectively.

Sales and Revenues by Segment
(Millions of dollars)	2011	Sales Volume	Price Realization	Currency	Acquisitions/Divestitures	Other	2012	$ Change	% Change
Construction Industries	$19,667	$(301)	$264	$(296)	$—	$—	$19,334	$(333)	(2)%
Resource Industries	15,629	2,414	850	(71)	2,336	—	21,158	5,529	35%
Power Systems	20,114	251	342	(194)	609	—	21,122	1,008	5%
All Other Segment	2,021	(224)	—	(19)	(277)	—	1,501	(520)	(26)%
Corporate Items and Eliminations	(39)	(81)	75	(2)	—	—	(47)	(8)
Machinery & Power Systems Sales	57,392	2,059	1,531	(582)	2,668	—	63,068	5,676	10%

Financial Products Segment	3,003	—	—	—	—	87	3,090	87	3%
Corporate Items and Eliminations	(257)	—	—	—	—	(26)	(283)	(26)
Financial Products Revenues	2,746	—	—	—	—	61	2,807	61	2%

Consolidated Sales and Revenues	$60,138	$2,059	$1,531	$(582)	$2,668	$61	$65,875	$5,737	10%

Operating Profit by Segment

(Millions of dollars)	2012	2011	$ Change	% Change
Construction Industries	$1,789	$2,056	$(267)	(13)%
Resource Industries	4,318	3,334	984	30%
Power Systems	3,434	3,053	381	12%
All Other Segment	1,014	837	177	21%
Corporate Items and Eliminations	(2,441)	(2,457)	16
Machinery & Power Systems	8,114	6,823	1,291	19%

Financial Products Segment	763	587	176	30%
Corporate Items and Eliminations	(22)	(4)	(18)
Financial Products	741	583	158	27%
Consolidating Adjustments	(282)	(253)	(29)
Consolidated Operating Profit	$8,573	$7,153	$1,420	20%

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
Financial Products Segment
Financial Products' revenues were $3.090 billion, an increase of $87 million, or 3 percent, from 2011. The increase was primarily due to the favorable impact from higher average earning assets and an increase in Insurance Services revenues. These increases were partially offset by the unfavorable impact from lower average financing rates on new and existing finance receivables and operating leases and an unfavorable impact from returned or repossessed equipment.
Financial Products' profit of $763 million was up $176 million from 2011. The increase was primarily due to an $89 million favorable impact from higher average earning assets and an $87 million favorable impact from lower claims experience at Insurance Services. These increases were partially offset by a $33 million unfavorable impact from returned or repossessed equipment.
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

RESTRUCTURING COSTS

Restructuring costs for 2013, 2012, and 2011 were $200 million, $94 million and $112 million, respectively. The 2013 restructuring costs included $151 million of employee separation costs, $41 million of fixed asset impairments and $8 million of other restructuring costs. The 2012 and 2011 costs were for employee separations.

The most significant charges in 2013 were for the restructuring of management and support functions and the closure or downsizing of several facilities related to our mining business which is included in the Resource Industries segment. The separation charges in 2012 were primarily in the Power Systems segment and were related to the closure of the Electro-Motive Diesel facility located in London, Ontario and separation programs in Europe. The separation charges in 2011 were primarily in the Resource Industries segment and were related to the acquisition of Bucyrus.

The following table summarizes the 2011, 2012 and 2013 employee separation activity:

(Millions of dollars)	Total
Liability balance at December 31, 2010	$22
Increase in liability (separation charges)	112
Reduction in liability (payments and other adjustments)	(44)
Liability balance at December 31, 2011	$90
Increase in liability (separation charges)	94
Reduction in liability (payments and other adjustments)	(155)
Liability balance at December 31, 2012	$29
Increase in liability (separation charges)	151
Reduction in liability (payments and other adjustments)	(91)
Liability balance at December 31, 2013	$89

The remaining liability balance as of December 31, 2013 represents costs for employees that have either not yet separated from the Company or their full severance has not yet been paid.  The majority of these remaining costs are expected to be paid in 2014.

We expect to incur restructuring costs of about $400 to $500 million, or $0.50 to $0.60 per share during 2014. The charges are primarily related to employee cash separation costs.

The most significant item is the restructuring of our Gosselies, Belgium, facility (part of our Construction Industries segment) that we announced on December 23, 2013. This restructuring plan is designed to improve the competitiveness of our European manufacturing footprint and achieve competitiveness in our European operations by refocusing our current Gosselies operations on final machine assembly, test and paint with limited component and fabrication operations. These actions will include reshaping our supply base for more efficient sourcing, improving factory efficiencies and workforce reductions. Our proposals were subject to Belgian Ministerial approval. We estimate the employee cash separation costs to be about $300 million before tax, which represents substantially all of the restructuring costs to be incurred under the plan. In February 2014, our proposals were approved by the Belgian Minister of Employment and we expect to recognize substantially all of these separation-related charges throughout 2014.

The remaining restructuring costs of about $100 to $200 million are related to a wide range of actions under consideration across the company that are part of our ongoing efforts to optimize our cost structure and improve the efficiency of our operations.

We expect that the actions taken in 2013 and anticipated in 2014 to have a favorable impact on costs (not including the restructuring costs) of about $200 million in 2014 and about $400 to $500 million per year after 2015. The most significant reason the 2014 impact is lower than the impact after 2015 is the timeframe involved in implementing the program in Gosselies, Belgium. It is an extensive program that will take several years to complete. In addition, many of the actions we are expecting to take in 2014 will occur over the course of the year and, as a result, we are expecting partial year benefits. About 75 percent of the expected benefit in 2014 is related to the Resource Industries segment, primarily from actions taken in 2013.

ACQUISITIONS AND DIVESTITURES

ERA Mining Machinery Limited (Siwei)

During the second quarter of 2012, Caterpillar, through its wholly-owned subsidiary Caterpillar (Luxembourg) Investment Co. S.A. (CAT Lux), completed a tender offer to acquire the issued shares of ERA Mining Machinery Limited (Siwei), including its wholly-owned subsidiary Zhengzhou Siwei Mechanical Manufacturing Co., Ltd. In the fourth quarter 2013, Siwei was renamed Caterpillar (Zhengzhou) Ltd. Substantially all of the issued shares of Siwei, a public company listed on the Hong Kong Exchange, were acquired at the end of May 2012. In October 2012, the remaining shares of Siwei common stock were acquired for approximately $7 million in cash. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in mainland China and is known for its expertise in manufacturing mining roof support equipment. The acquisition supports Caterpillar's long-term commitment to invest in China in order to support our growing base of Chinese customers and will further expand our underground mining business both inside and outside of China.

The tender offer allowed Siwei shareholders to choose between two types of consideration in exchange for their shares. The alternatives were either cash consideration of HK$0.88 or a HK$1.00 loan note issued by CAT Lux to the former shareholders of Siwei that provided, subject to its terms, for the holder to receive on redemption a minimum of HK$0.75 up to a maximum of HK$1.15 depending on Siwei's consolidated gross profit for 2012 and 2013. Approximately 4 billion Siwei shares were tendered for the cash alternative and approximately 1.6 billion Siwei shares were tendered for the loan note alternative. The purchase price of approximately $677 million was comprised of net cash paid of approximately $444 million ($475 million in cash paid for shares and to cancel share options less cash acquired of $31 million), the fair value of the loan notes of $152 million, approximately $168 million of assumed third-party short term borrowings and notes payable, a loan and interest payable to Caterpillar from Siwei of $51 million, less restricted cash acquired of approximately $138 million. The noncontrolling interest for the outstanding shares not tendered was approximately $7 million.

The transaction was financed with available cash and included the issuance of loan notes to certain former shareholders of Siwei, which had a debt component and a portion that was contingent consideration. The $152 million fair value represented the minimum redemption amount of the debt component payable in April 2013.

Tangible assets as of the acquisition date and after giving effect to the adjustments described below were $598 million, recorded at their fair values, and primarily included cash of $31 million, restricted cash of $138 million, receivables of $184 million, inventories of $77 million and property, plant and equipment of $94 million. Finite-lived intangible assets acquired of $112 million were primarily related to customer relationships and also included trade names. The finite-lived intangible assets are being amortized on a straight-line basis over a weighted average amortization period of approximately 14 years. Liabilities assumed as of the acquisition date and after giving effect to the adjustments described below were $626 million, recorded at their fair values, and primarily included accounts payable of $352 million, third-party short term borrowings and notes payable of $168 million and accrued expenses of $37 million. Additionally, deferred tax liabilities were $25 million. Goodwill of $625 million, substantially all of which is non-deductible for income tax purposes, represented the excess of the consideration transferred over the net assets recognized and represented the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill will not be amortized, but will be tested for impairment at least annually. Factors that contributed to a purchase price resulting in the recognition of goodwill include expected cost savings primarily from increased purchasing power for raw materials, improved working capital management, expanded underground mining equipment sales opportunities in China and internationally, along with the acquired assembled workforce. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Resource Industries segment. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

In November 2012, Caterpillar became aware of inventory accounting discrepancies at Siwei which led to an internal investigation. Caterpillar's investigation determined that Siwei had engaged in accounting misconduct prior to Caterpillar's acquisition of Siwei in mid-2012. The accounting misconduct included inappropriate accounting practices involving improper cost allocation that resulted in overstated profit and improper revenue recognition practices involving early and, at times unsupported, revenue recognition. Due to the identified accounting misconduct that occurred before the acquisition, measurement period adjustments were made to the fair value of the acquired assets and assumed liabilities during the fourth quarter of 2012. The fair values presented above are a final allocation of the purchase price and reflect these changes, which are primarily comprised of a decrease in finite-lived intangible assets of $82 million, a decrease in receivables of $29 million, a decrease in inventory of $17 million and a net increase in liabilities of $23 million, resulting in an increase in goodwill of $149 million.

Because of the accounting misconduct identified in the fourth quarter of 2012, Siwei's goodwill was tested for impairment as of November 30, 2012. We determined the carrying value of Siwei, which is a separate reporting unit, exceeded its fair value at the measurement date, requiring step two in the impairment test process.  The fair value of the Siwei reporting unit was determined primarily using an income approach based on the present value of discounted cash flows. We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of approximately $45 million remaining for Siwei. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge was reported in the fourth quarter of 2012 in the Resource Industries segment.

In May 2013, Caterpillar and its wholly-owned subsidiaries CAT Lux and Siwei entered into a settlement agreement with two former directors of Siwei and two other parties with an interest in the settlement, including Mining Machinery Limited (MML). The agreement settles the dispute between the parties which arose from Caterpillar's determination that Siwei senior managers had engaged in accounting misconduct for several years prior to Caterpillar's announcement of the completion of its tender offer for Siwei in the second quarter of 2012.

Under the terms of the settlement agreement, the parties agreed that (i) the loan notes issued by CAT Lux (and guaranteed by Caterpillar) as a portion of the Siwei purchase price and held by MML and (ii) loans made by the two former Siwei directors to Siwei prior to its acquisition by Caterpillar would all be canceled and discharged in exchange for payments by CAT Lux to MML and the two former directors in an aggregate amount of approximately $30 million. As of the settlement in May 2013, the loan notes had a book value of approximately $152 million and the obligation related to the loans by the two former directors was approximately $13 million. The settlement agreement contains a mutual release and discharge of the parties' respective claims with respect to the dispute and contains an agreement by Caterpillar and CAT Lux not to pursue any such claims against either the auditors or former directors of Siwei. The settlement and discharge of the loan obligations resulted in the recognition of a gain of approximately $135 million reported in Other operating (income) expenses in and is included in the Resource Industries segment.

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

Bucyrus contributed the following to sales and to profit before taxes (inclusive of deal-related and integration costs):

(Millions of dollars)	July 8, 2011 to December 31, 2011
Sales	$2,524
Profit (loss) before taxes	$(403)

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

The following table is a summary of the fair value estimates of the acquired identifiable intangible assets and weighted–average useful lives. These intangible assets recorded as a result of the acquisition are being amortized on a straight-line basis over their respective weighted-average useful life.

(Millions of dollars)
	Fair Value	Weighted-average useful life (in years)
Customer relationships	$2,337	15
Intellectual property	1,489	12
Other	75	4
Total	$3,901	14

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

(Dollars in millions except per share data)	Year Ended December 31, 2011
Total Sales and revenues	$62,281
Profit	$5,401
Profit per common share	$8.37
Profit per common share – diluted	$8.11

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

As portions of the Bucyrus distribution business are sold or classified as held for sale, they will not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from the Caterpillar dealers after the divestitures. The gain or loss on disposal, along with the continuing operations of these disposal groups, will be reported in the Resource Industries segment. Goodwill will be allocated to each disposal group using the relative fair value method. The value of the customer relationship intangibles related to each portion of the Bucyrus distribution business to be sold will be included in the disposal groups. The disposal groups will be recorded at the lower of their carrying value or fair value less cost to sell. In 2013 and 2012, we recorded asset impairment charges of $11 million and $27 million respectively, related to disposal groups being sold to Caterpillar dealers. Fair value was determined based upon the negotiated sales price. The impairments were recorded in Other operating (income) expenses and included in the Resource Industries segment. The portions of the distribution business that were sold were not material to our results of operations, financial position or cash flow.

In 2013, we completed 19 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $466 million. A portion of these transactions are subject to certain working capital adjustments. For the full year 2013, after-tax profit was unfavorably impacted by $39 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $95 million of income related to sales transactions, a $34 million unfavorable adjustment due to a change in estimate to increase the reserve for parts returns related to prior sale transactions (both included in Other operating (income) expenses), costs incurred related to the Bucyrus distribution divestiture activities of $104 million (included in Selling, general and administrative expenses) and an income tax benefit of $4 million.

Assets sold in 2013 included customer relationship intangibles of $127 million, other assets of $65 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $56 million related to the divested portions of the Bucyrus distribution business.

As part of the 2013 divestitures, Cat Financial provided $132 million of financing to five of the Caterpillar dealers.

In 2012, we completed 12 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $1,443 million, which included $38 million of working capital adjustments paid throughout 2013. For the full year 2012, after-tax profit was unfavorably impacted by $28 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $310 million of income (included in Other operating (income) expenses) related to sales transactions, offset by costs incurred related to the Bucyrus distribution divestiture activities of $177 million (included in Selling, general and administrative expenses) and income tax of $161 million.

Assets sold in 2012 included customer relationship intangibles of $256 million, other assets of $254 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $405 million related to the divested portions of the Bucyrus distribution business.

As part of the 2012 divestitures, Cat Financial provided $739 million of financing to five of the Caterpillar dealers.

In December 2011, we completed one sale transaction whereby we sold a portion of the Bucyrus distribution business to a Caterpillar dealer for $337 million, which includes a $23 million working capital adjustment paid in the third quarter of 2012.  After-tax profit was favorably impacted by $9 million in 2011 as a result of the Bucyrus distribution business divestiture activities. This is comprised of $96 million of income (included in Other operating (income) expenses) primarily related to the sale transaction, offset by costs incurred related to the Bucyrus distribution business divestiture activities of $32 million (included in Selling, general and administrative expenses) and income tax of $55 million.  Assets sold included customer relationship intangibles of $63 million, other assets of $53 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $101 million.

Third Party Logistics Business Divestiture

On July 31, 2012, Platinum Equity acquired a 65 percent equity interest in Caterpillar Logistics Services LLC, the third party logistics division of our wholly owned subsidiary, Caterpillar Logistics Inc., for $567 million subject to certain working capital adjustments. The purchase price of $567 million was comprised of a $107 million equity contribution from Platinum Equity to, and third party debt raised by, Caterpillar Logistics Services LLC. The sale of the third party logistics business supports Caterpillar's increased focus on the continuing growth opportunities in its core businesses. Under the terms of the agreement, Caterpillar retained a 35 percent equity interest.

As a result of the divestiture, we recorded a pretax gain of $278 million (included in Other operating (income) expenses). In addition, we recognized $8 million of incremental incentive compensation expense. The fair value of our retained noncontrolling interest was $58 million, as determined by the $107 million equity contribution from Platinum Equity, and was included in Investments in unconsolidated affiliated companies in Statement 3. The disposal did not qualify as discontinued operations because

Caterpillar has significant continuing involvement through its noncontrolling interest. The financial impact of the disposal was reported in the All Other operating segment. Results for our remaining interest will be recorded in Equity in profit (loss) of unconsolidated affiliated companies and are reported in the All Other operating segment.

The controlling financial interest in Caterpillar Logistics Services LLC was not material to our results of operations, financial position or cash flow.

GLOSSARY OF TERMS

1.
All Other Segment - Primarily includes activities such as: the remanufacturing of Cat® engines and components and remanufacturing services for other companies as well as the product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America; distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts. On July 31, 2012, we sold a majority interest in Caterpillar’s third party logistics business.

2.	Consolidating Adjustments - Eliminations of transactions between Machinery and Power Systems and Financial Products.

3.
Construction Industries - A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, compact track loaders, medium track-type tractors, track-type loaders, motor graders and pipelayers. In addition, Construction Industries has responsibility for Power Systems and three wholly-owned dealers in Japan and an integrated manufacturing cost center.

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

5.
Debt-to-Capital Ratio - A key measure of Machinery and Power Systems’ financial strength used by both management and our credit rating agencies. The metric is defined as Machinery and Power Systems’ short-term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of Machinery and Power Systems’ debt and stockholders’ equity. Debt also includes Machinery and Power Systems’ borrowings from Financial Products.

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

10.
LIFO Inventory Decrement Benefits - A significant portion of Caterpillar's inventory is valued using the last-in, first-out (LIFO) method. With this method, the cost of inventory is comprised of "layers" at cost levels for years when inventory increases occurred. A LIFO decrement occurs when inventory decreases, depleting layers added in earlier, generally lower cost, years. A LIFO decrement benefit represents the impact on operating profit of charging cost of goods sold with prior-year cost levels rather than current period costs.

11.	Machinery and Power Systems (M&PS) - Represents the aggregate total of Construction Industries, Resource Industries, Power Systems, and All Other Segment and related corporate items and eliminations.

12.
Machinery and Power Systems Other Operating (Income) Expenses - Comprised primarily of gains/losses on disposal of long-lived assets, long-lived asset impairment charges, legal settlements, employee separation charges and benefit plan curtailment, settlement and contractual termination benefits.

13.
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

14.
Power Systems - A segment primarily responsible for supporting customers using reciprocating engines, turbines and related parts across industries serving electric power, industrial, petroleum and marine applications as well as rail-related businesses. Responsibilities include business strategy, product design, product management, development, manufacturing, marketing, sales and product support of reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and petroleum industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the business strategy, product design, product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services; the development, manufacturing, remanufacturing, maintenance, leasing, and service of diesel-electric locomotives and components and other rail-related products and services.

15.
Price Realization - The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.

16.
Resource Industries - A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, underground mining equipment, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, forestry products, paving products, industrial and waste products, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, segment profit includes the impact from divestiture of portions of the Bucyrus distribution business and the acquisition of Siwei.

17.	Restructuring Costs - Primarily costs for employee severance and long-lived asset impairments.

18.
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

19.
Siwei - ERA Mining Machinery Limited, including its wholly-owned subsidiary Zhengzhou Siwei Mechanical & Electrical Manufacturing Co., Ltd., commonly known as Siwei, which was acquired during the second quarter of 2012. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in China and is included in our Resource Industries segment. In the fourth quarter of 2013, Siwei was renamed to Caterpillar (Zhengzhou) Ltd.

LIQUIDITY AND CAPITAL RESOURCES

Sources of funds

We generate significant capital resources from operating activities, which are the primary source of funding for our Machinery and Power Systems' operations.  Funding for these businesses is also available from commercial paper and long-term debt issuances.  Financial Products' operations are funded primarily from commercial paper, term debt issuances and collections from its existing portfolio.  Throughout 2013, we experienced favorable liquidity conditions globally in both our Machinery and Power Systems and Financial Products' operations.  On a consolidated basis, we ended 2013 with $6.08 billion of cash, an increase of $591 million from year-end 2012. We intend to maintain a strong cash and liquidity position. Our cash balances are held in numerous locations throughout the world with approximately $3.5 billion held by our non-U.S. subsidiaries. Amounts held outside the United States are available for general corporate use and could be used in the United States without incurring significant additional U.S. taxes.

Consolidated operating cash flow for 2013 was $10.19 billion up from $5.18 billion in 2012. The increase was primarily due to favorable changes in inventory and accounts payable. Throughout 2013, inventory decreased significantly, whereas during 2012, there was an increase in inventory. In mid-2012, as order rates declined, we began lowering production schedules and incoming material purchases from suppliers around the world to bring inventory levels in line with expected demand. While production schedules began to decline in the second half of 2012, the most significant impacts on inventory occurred in the fourth quarter of 2012 and throughout 2013. We believe current inventory and production levels are reasonably aligned with anticipated demand. Changes in accounts payable had a slight positive impact on operating cash flow in 2013, whereas during the second half of 2012, a decline in material purchases to support inventory reduction, resulted in lower accounts payable. In addition, changes in receivables had a positive impact on operating cash flow, primarily due to lower sales in 2013. These favorable items were partially offset by lower profit. See further discussion of operating cash flow under Machinery and Power Systems and Financial Products.

Total debt as of December 31, 2013, was $37.75 billion, a decrease of $2.39 billion from year-end 2012.  Debt related to Machinery and Power Systems decreased $1.64 billion in 2013, primarily due to payments on matured long-term debt and short-term borrowings. Debt related to Financial Products decreased $753 million, due to an increase in payments, partially offset by increasing portfolio balances.

We have three global credit facilities with a syndicate of banks totaling $10.00 billion (Credit Facility) available in the aggregate to both Caterpillar and Cat Financial for general liquidity purposes.  Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility available to Machinery and Power Systems as of December 31, 2013 was $2.75 billion. Our three Global Credit Facilities are:

•	The 364-day facility of $3.00 billion (of which $0.82 billion is available to Machinery and Power Systems) expires in September 2014.

•	The 2010 four-year facility, as amended in September 2013, of $2.60 billion (of which $0.72 billion is available to Machinery and Power Systems) expires in September 2016.

•	The 2011 five-year facility, as amended in September 2013, of $4.40 billion (of which $1.21 billion is available to Machinery and Power Systems) expires in September 2018.

At December 31, 2013, Caterpillar's consolidated net worth was $25.03 billion, which was above the $9.00 billion required under the Credit Facility.  The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2013, Cat Financial's covenant interest coverage ratio was 1.96 to 1.  This is above the 1.15 to 1 minimum ratio calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended, required by the Credit Facility.

In addition, at December 31, 2013, Cat Financial's six-month covenant leverage ratio was 8.14 to 1 and year-end covenant leverage ratio was 7.99 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31, required by the Credit Facility.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the syndicate of banks may terminate the commitments allocated to the party that does not meet its covenants.  Additionally, in such event, certain of Cat Financial's other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings.  At December 31, 2013, there were no borrowings under the Credit Facility.

Our total credit commitments as of December 31, 2013 were:

	December 31, 2013
(Millions of dollars)	Consolidated	Machinery and Power Systems	Financial Products
Credit lines available:
Global credit facilities	$10,000	$2,750	$7,250
Other external	4,508	229	4,279
Total credit lines available	14,508	2,979	11,529
Less: Commercial paper outstanding	(2,502)	—	(2,502)
Less: Utilized credit	(2,044)	(16)	(2,028)
Available credit	$9,962	$2,963	$6,999

Other consolidated credit lines with banks as of December 31, 2013 totaled $4.51 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial may guarantee subsidiary borrowings under these lines.

In the event that Caterpillar or Cat Financial, or any of their debt securities, experiences a credit rating downgrade, it would likely result in an increase in our borrowing costs and make access to certain credit markets more difficult.  In the event economic conditions deteriorate such that access to debt markets becomes unavailable, our Machinery and Power Systems operations would rely on cash flow from operations, use of existing cash balances, borrowings from Cat Financial and access to our Credit Facility.  Our Financial Products operations would rely on cash flow from its existing portfolio, existing cash balances, access to our Credit Facility and other credit line facilities of Cat Financial and potential borrowings from Caterpillar.  In addition, we maintain a support agreement with Cat Financial, which requires Caterpillar to remain the sole owner of Cat Financial and may, under certain circumstances, require Caterpillar to make payments to Cat Financial should Cat Financial fail to maintain certain financial ratios.

Machinery and Power Systems

Net cash provided by operating activities was $8.96 billion in 2013, compared with $4.20 billion in 2012. The increase was primarily due to favorable changes in inventory and accounts payable. Throughout 2013, inventory decreased significantly, whereas during 2012, there was an increase in inventory. In mid-2012, as order rates declined, we began lowering production schedules and incoming material purchases from suppliers around the world to bring inventory levels in line with expected demand. While production schedules began to decline in the second half of 2012, the most significant impacts on inventory occurred in the fourth quarter of 2012 and throughout 2013. We believe current inventory and production levels are reasonably aligned with anticipated demand. Changes in accounts payable had a slight positive impact on operating cash flow in 2013, whereas during the second half of 2012, a decline in material purchases to support inventory reduction, resulted in lower accounts payable. In addition, changes in receivables had a positive impact on operating cash flow, primarily due to lower sales in 2013. These favorable items were partially offset by lower profit.

Net cash used for investing activities in 2013 was $3.14 billion compared with $1.87 billion in 2012.  The change was primarily due to lower cash proceeds from the sale of portions of the Bucyrus distribution business in 2013 as compared to 2012 and the absence of the sale of a majority interest in our third party logistics business during the third quarter of 2012. In addition, there was an increase in net loans to Cat Financial in 2013. Partially offsetting these items were lower capital expenditures in 2013 in response to lower sales.

Net cash used for financing activities in 2013 was $4.51 billion compared with net cash used for financing activities of $773 million in 2012. The change was primarily due to the repurchase of $2 billion of Caterpillar stock as well as the net payment of long-term debt in 2013 as compared with the net issuance of long-term debt in 2012. These items were partially offset by the redemption of the remaining 33 percent interest of Cat Japan in the second quarter of 2012, and the accelerated payment of the fourth quarter 2012 dividend.

Our priorities for the use of cash are maintaining a strong financial position that helps maintain our credit rating, providing capital to support growth, appropriately funding employee benefit plans, paying dividends and repurchasing common stock.

Strong financial position — A key measure of Machinery and Power Systems' financial strength used by both management and our credit rating agencies is Machinery and Power Systems' debt-to-capital ratio. Debt-to-capital is defined as short-

term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of debt and stockholders' equity. Debt also includes Machinery and Power Systems borrowings from Financial Products.  The debt-to-capital ratio for Machinery and Power Systems was 29.7 percent at December 31, 2013, just below our target range of 30 to 45 percent. The Machinery and Power Systems' debt-to-capital ratio was 37.4 percent at December 31, 2012. The reduction in the debt-to-capital ratio was due to a reduction of debt during 2013 and an increase in equity, resulting from the year end pension and post-retirement benefit revaluation adjustment and 2013 profit, partially offset by the $2 billion stock repurchase.

Capital to support growth — Capital expenditures during 2013 were $2.61 billion, a decrease of $830 million compared with 2012. The reduction in capital expenditures was in response to lower sales. We expect capital expenditures for 2014 will be slightly lower than 2013 capital expenditures.

Appropriately funded employee benefit plans — During 2013, we made contributions of $541 million to our U.S. defined benefit pension plans and $303 million to our non-U.S. pension plans.  We made contributions of $580 million to our U.S. defined benefit pension plans and $446 million to our non-U.S. pension plans in 2012.  We expect to make approximately $510 million of required contributions in 2014. We believe we have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Paying dividends — Dividends paid totaled $1.11 billion in 2013, representing 52 cents per share paid in the second quarter and 60 cents per share in the third and fourth quarters. During the first quarter of 2013, there was no dividend payment, as it was accelerated into and paid in December 2012. Each quarter, our Board of Directors reviews the company's dividend for the applicable quarter. The Board evaluates the financial condition of the company and considers the economic outlook, corporate cash flow, the company's liquidity needs and the health and stability of global credit markets to determine whether to maintain or change the quarterly dividend.

Common stock repurchases — In February 2007, the Board of Directors authorized the repurchase of $7.5 billion of Caterpillar stock, and in December 2011, the authorization was extended through December 2015. We repurchased $1 billion in stock in both the second and third quarters of 2013. Through the end of 2013, we have repurchased $5.8 billion of Caterpillar stock, leaving approximately $1.7 billion in the authorization. Basic shares outstanding as of December 31, 2013 were 638 million.

In January 2014, we completed the current $7.5 billion stock repurchase program as we entered into a definitive agreement with Citibank, N.A. to purchase shares of our common stock under an accelerated stock repurchase transaction (January ASR Agreement). Pursuant to the terms of the January ASR Agreement, we have agreed to repurchase approximately $1.7 billion of our common stock from Citibank, N.A., with an immediate delivery of approximately 17.7 million shares. The final number of shares to be repurchased and the aggregate cost to Caterpillar will be based on Caterpillar's volume-weighted average stock price during the term of the transaction, which is expected to be completed in March 2014.

In addition, in January 2014, the Board authorized the repurchase of $10 billion of Caterpillar stock, which will expire on December 31, 2018.

Financial Products

Financial Products operating cash flow was $1.28 billion in 2013, compared with $1.26 billion in 2012. Net cash used for investing activities in 2013 was $2.53 billion, compared with $4.52 billion in 2012. The change was primarily due to less net cash used for finance receivables due to slower growth in Cat Financial's portfolio. Net cash provided by financing activities in 2013 was $572 million, compared with $4.30 billion in 2012. The change was primarily due to lower funding requirements for investing activities, the impact of net intercompany borrowings and the use of existing cash.

Dividends paid per common share
Quarter	2013		2012	2011
First	$—	1	$.460	$.440
Second	.520		.460	.440
Third	.600		.520	.460
Fourth	.600		1.040	1.460
	$1.720		$2.480	$1.800

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

Contractual obligations

The company has committed cash outflow related to long-term debt, operating lease agreements, postretirement obligations, purchase obligations, interest on long-term debt and other long-term contractual obligations. Minimum payments for these obligations are:

(Millions of dollars)	2014	2015	2016	2017	2018	After 2018	Total
Long-term debt:
Machinery and Power Systems (excluding capital leases)	$750	$500	$516	$500	$899	$5,487	$8,652
Machinery and Power Systems-capital leases	10	14	22	7	7	47	107
Financial Products	6,592	6,446	4,796	2,747	2,350	2,381	25,312
Total long-term debt	7,352	6,960	5,334	3,254	3,256	7,915	34,071
Operating leases	244	180	133	99	74	229	959
Postretirement obligations [1]	700	1,070	1,030	1,040	700	3,000	7,540
Purchase obligations:
Accounts payable [2]	6,560	—	—	—	—	—	6,560
Purchase orders [3]	7,473	2	1	—	—	—	7,476
Other contractual obligations [4]	427	401	328	190	189	33	1,568
Total purchase obligations	14,460	403	329	190	189	33	15,604
Interest on long-term debt [5]	968	803	729	621	550	5,810	9,481
Other long-term obligations [6]	267	180	113	83	64	275	982
Total contractual obligations	$23,991	$9,596	$7,668	$5,287	$4,833	$17,262	$68,637

[1]	Amounts represent expected contributions to our pension and other postretirement benefit plans through 2023, offset by expected Medicare Part D subsidy receipts.

[2]	Amount represents invoices received and recorded as liabilities in 2013, but scheduled for payment in 2014. These represent short-term obligations made in the ordinary course of business.

[3]	Amount represents contractual obligations for material and services on order at December 31, 2013 but not yet delivered. These represent short-term obligations made in the ordinary course of business.

[4]	Amounts represent long-term commitments entered into with key suppliers for minimum purchases quantities.

[5]	Amounts represent estimated contractual interest payments on long-term debt, including capital lease interest payments.

[6]
Amounts represent contractual obligations primarily related to logistics services agreements with the third party logistics business in which Caterpillar sold a majority interest in during 2012, software license contracts, IT consulting contracts and outsourcing contracts for benefit plan administration and software system support.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $759 million at December 31, 2013.  Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the table above.  We do not expect to make a tax payment related to these obligations within the next year that would significantly impact liquidity.

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

Annual impairment tests, completed in the fourth quarter of 2013 and 2011, indicated the fair value of each reporting unit was substantially above its respective carrying value, including Goodwill. Caterpillar's market capitalization has remained significantly above the net book value of the Company.

The 2012 impairment test, completed in the fourth quarter, indicated the fair value of each of our reporting units was above its respective carrying value, including goodwill, with the exception of our Siwei reporting unit. The Siwei impairment test was performed as of November 30 after it came to our attention in the month of November that Siwei had engaged in accounting misconduct prior to Caterpillar's acquisition of Siwei in mid-2012. The accounting misconduct included inappropriate accounting practices involving improper cost allocation that resulted in overstated profit and improper revenue recognition practices involving early and, at times unsupported, revenue recognition. We determined the carrying value of Siwei exceeded its fair value at the measurement date, requiring step two in the impairment test process.  We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of $45 million remaining for Siwei as of December 31, 2012. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge is reported in the Resource Industries segment.

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

Impairment of available-for-sale securities – Available-for-sale securities, primarily at Insurance Services, are reviewed at least quarterly to identify fair values below cost which may indicate that a security is impaired and should be written down to fair value.

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

Warranty liability – At the time a sale is recognized, we record estimated future warranty costs.  The warranty liability is determined by applying historical claim rate experience to the current field population and dealer inventory.  Generally, historical claim rates are based on actual warranty experience for each product by machine model/engine size by customer or dealer location (inside or outside North America).  Specific rates are developed for each product shipment month and are updated monthly based on actual warranty claim experience.  Warranty costs may differ from those estimated if actual claim rates are higher or lower than our historical rates.

Stock-based compensation – We use a lattice-based option-pricing model to calculate the fair value of our stock options and SARs.  The calculation of the fair value of the awards using the lattice-based option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding the following:

•
Volatility is a measure of the amount by which the stock price is expected to fluctuate each year during the expected term of the award and is based on historical Caterpillar stock price movement and current implied volatilities from traded options on Caterpillar stock. The implied volatilities from traded options are impacted by changes in market conditions.  An increase in the volatility would result in an increase in our expense.

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

The effects of actual results differing from our assumptions and the effects of changing assumptions are considered actuarial gains or losses. Actuarial gains or losses are recorded in Accumulated other comprehensive income (loss). When the unamortized actuarial gains or losses for an individual plan exceed 10 percent of the higher of the projected benefit obligation or 10 percent of market-related value of plans assets at the beginning of the year, the excess is amortized as a component of net periodic benefit cost using the straight-line method. The amortization period is generally the average remaining service period of active employees expected to receive benefits from the plan. For plans in which all or almost all of the plan’s participants are inactive, actuarial gains or losses are amortized over the remaining life expectancy of the inactive participants.

Post-sale discount reserve – We provide discounts to dealers through merchandising programs.  We have numerous programs that are designed to promote the sale of our products.  The most common dealer programs provide a discount when the dealer sells a product to a targeted end user.  The amount of accrued post-sale discounts was $1,132 million, $1,066 million and $937 million as of December 31, 2013, 2012 and 2011, respectively.  The reserve represents discounts that we expect to pay on previously sold units and is reviewed at least quarterly.  The reserve is adjusted if discounts paid differ from those estimated.  Historically, those adjustments have not been material.

Credit loss reserve – The allowance for credit losses is an estimate of the losses inherent in our finance receivable portfolio and includes consideration of accounts that have been individually identified as impaired, as well as pools of finance receivables where it is probable that certain receivables in the pool are impaired but the individual accounts cannot yet be identified.   In identifying and measuring impairment, management takes into consideration past loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of underlying collateral and current economic conditions.  In estimating probable credit losses, we review accounts that are past due, non-performing, in bankruptcy or otherwise identified as at-risk for potential credit loss including accounts which have been modified.  Accounts are identified as at-risk for potential credit loss using information available about the customer, such as financial statements, news reports and published credit ratings, as well as general information regarding industry trends and the economic environment in which our customers operate.

The allowance for credit losses attributable to specific accounts is based on the most probable source of repayment, which is normally the liquidation of collateral.  In determining collateral value, we estimate the current fair market value of the collateral less selling costs. We also consider credit enhancements such as additional collateral and contractual third-party guarantees. The allowance for credit losses attributable to the remaining accounts not yet individually identified as impaired is estimated utilizing probabilities of default and the estimated loss given default.  In addition, qualitative factors not able to be fully captured in previous analysis including industry trends, macroeconomic factors and model imprecision are considered in the evaluation of the adequacy of the allowance for credit losses.  These qualitative factors are subjective and require a degree of management judgment.

While management believes it has exercised prudent judgment and applied reasonable assumptions, there can be no assurance that in the future, changes in economic conditions or other factors would not cause changes in the financial health of our customers. If the financial health of our customers deteriorates, the timing and level of payments received could be impacted and therefore, could result in a change to our estimated losses.

Income taxes – We are subject to the income tax laws of the many jurisdictions in which we operate.  These tax laws are complex, and the manner in which they apply to our facts is sometimes open to interpretation.  In establishing the provision for income taxes, we must make judgments about the application of these inherently complex tax laws.

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

GLOBAL WORKFORCE

Caterpillar worldwide full-time employment was 118,501 at the end of 2013 compared with 125,341 at the end of 2012, a decrease of 6,840 full-time employees. The flexible workforce decreased 2,863 for a total decrease in the global workforce of 9,703. The decrease was primarily the result of restructuring programs and lower production volumes.

Full-Time Employees at Year-End
	2013	2012	2011
Inside U.S.	51,877	54,558	53,236
Outside U.S.	66,624	70,783	71,863
Total	118,501	125,341	125,099

By Region:
North America	52,519	55,372	54,880
EAME	24,927	25,611	28,778
Latin America	15,385	16,441	19,111
Asia/Pacific	25,670	27,917	22,330
Total	118,501	125,341	125,099

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

We are engaged in remedial activities at a number of locations, often with other companies, pursuant to federal and state laws.  When it is probable we will pay remedial costs at a site, and those costs can be reasonably estimated, the investigation, remediation, and operating and maintenance costs are accrued against our earnings.  Costs are accrued based on consideration of currently available data and information with respect to each individual site, including available technologies, current applicable laws and regulations, and prior remediation experience. Where no amount within a range of estimates is more likely, we accrue the minimum. Where multiple potentially responsible parties are involved, we consider our proportionate share of the probable costs. In formulating the estimate of probable costs, we do not consider amounts expected to be recovered from insurance companies or others.  We reassess these accrued amounts on a quarterly basis. The amount recorded for environmental remediation is not material and is included in Accrued expenses in Statement 3. There is no more than a remote chance that a material amount for remedial activities at any individual site, or at all the sites in the aggregate, will be required.

On October 24, 2013, Progress Rail Services Corporation (Progress Rail), a wholly-owned indirect subsidiary of Caterpillar Inc., received a grand jury subpoena from the U.S. District Court for the Central District of California. The subpoena requests documents and information from Progress Rail, United Industries Corporation, a wholly-owned subsidiary of Progress Rail, and Caterpillar Inc. relating to allegations that Progress Rail conducted improper or unnecessary railcar inspections and repairs and improperly disposed of parts, equipment, tools and other items. In connection with this subpoena, Progress Rail was informed by the U.S. Attorney for the Central District of California that it is a target of a criminal investigation into potential violations of environmental laws and alleged improper business practices. The Company is cooperating with the authorities. The Company is unable to predict the outcome or reasonably estimate the potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company's consolidated results of operation, financial position or liquidity.

Beginning in September 2010, the company filed a series of legal claims to collect policy proceeds from a third party insurance company to recover amounts paid for covered asbestos defense and settlement costs for occurrences between 1962 and 1981. In the fourth quarter of 2013, the company reached final settlement with the third party insurance company. As a result, a gain of $68 million was recognized in Other operating (income) expense in Statement 1.

In addition, we are involved in other unresolved legal actions that arise in the normal course of business. The most prevalent of these unresolved actions involve disputes related to product design, manufacture and performance liability (including claimed asbestos and welding fumes exposure), contracts, employment issues, environmental matters or intellectual property rights.  The aggregate range of reasonably possible losses in excess of accrued liabilities, if any, associated with these unresolved legal actions is not material.  In some cases, we cannot reasonably estimate a range of loss because there is insufficient information regarding the matter.  However, there is no more than a remote chance that any liability arising from these matters would be material.  Although it is not possible to predict with certainty the outcome of these unresolved legal actions, we believe that these actions will not individually or in the aggregate have a material adverse effect on our consolidated results of operations, financial position or liquidity.

RETIREMENT BENEFITS

We recognized pension expense of $732 million in 2013 as compared to $723 million in 2012. The increase in expense was primarily due to higher amortization of net actuarial losses mostly due to lower discount rates at the end of 2012 and a $31 million charge to recognize a previously unrecorded liability related to a subsidiary's pension plans. The increase in expense was partially offset by lower interest costs, higher expected return on plan assets due to higher asset levels, $10 million of contractual termination benefits related to the closure of the Electro-Motive Diesel facility (discussed below) recognized in 2012 and $7 million of curtailment expense due to changes in our hourly U.S. pension plan (discussed below) and $7 million of settlement losses due to the disposal of the third party logistics business recognized in 2012. Accounting guidance on retirement benefits requires companies to discount future benefit obligations back to today’s dollars using a discount rate that is based on high-quality fixed income investments. A decrease in the discount rate increases the pension benefit obligation, while an increase in the discount rate decreases the pension benefit obligation.  This increase or decrease in the pension benefit obligation is recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as an actuarial gain or loss.  The guidance also requires companies to use an expected long-term rate of return on plan assets for computing current year pension expense.  Differences between the actual and expected returns are also recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as actuarial gains and losses. At the end of 2013, total actuarial losses recognized in Accumulated other comprehensive income (loss) for pension plans were $5.77 billion, as compared to $9.19 billion in 2012. The majority of the actuarial losses are due to changes in discount rates, losses from other demographic and economic assumptions over the past several years and plan asset losses.  The decrease from 2012 to 2013 was primarily the result of an increase in discount rates, current year asset gains and amortization of net actuarial losses into earnings during 2013.

In 2013, we recognized other postretirement benefit expense of $261 million compared to $244 million in 2012. The increase in expense was primarily the result of the absence of $40 million of curtailment gains recognized in 2012, of which $37 million is related to the closure of the Electro-Motive Diesel facility discussed below. This was partially offset by a decrease in expense related to a $22 million adjustment for certain other benefits in 2013. At the end of 2013 total actuarial losses recognized in Accumulated other comprehensive income (loss) for other postretirement benefit plans were $0.66 billion as compared to $1.53 billion in 2012. These losses mainly reflect the impact of discount rates, changes in our health care trend assumption, and plan asset losses, partially offset by gains from lower than expected health care costs. The decrease from 2012 to 2013 was primarily the result of an increase in discount rates, gains from lower than expected health care costs, current year asset gains and amortization of net actuarial losses into earnings during 2013.

Actuarial losses for both pensions and other postretirement benefits will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes, actual demographic experience and other factors that impact these expenses. These losses, reported in Accumulated other comprehensive income (loss), will generally be amortized as a component of net periodic benefit cost on a straight-line basis over the average remaining service period of active employees expected to receive benefits from the plan. For plans in which all or almost all of the plan’s participants are inactive, actuarial losses are amortized using the straight-line method over the remaining life expectancy of the inactive participants. At the end of 2013, the average remaining service period of active employees or life expectancy for inactive participants was 10 years for our U.S. pension plans, 13 years for non-U.S. pension plans and 9 years for other postretirement benefit plans. We expect our amortization of net actuarial losses to decrease approximately $260 million in 2014 as compared to 2013, primarily due to an increase in discount rates during 2013 and plan asset gains during 2013. We expect our total pension and other postretirement benefits expense to decrease approximately $300 million in 2014 which is primarily due to a decrease in amortization of net actuarial losses.

In February 2012, we announced the closure of the Electro-Motive Diesel facility located in London, Ontario. As a result of the closure, we recognized a $37 million other postretirement benefits curtailment gain. This excludes a $21 million loss of a third-party receivable for other postretirement benefits that was eliminated due to the closure. In addition, a $10 million contractual termination benefit expense was recognized related to statutory pension benefits required to be paid to certain affected employees. As a result, a net gain of $6 million related to the facility closure was recognized in Other operating (income) expenses.

In August 2012, we announced changes to our U.S. hourly pension plan, which impacted certain hourly employees. For the impacted employees, pension benefit accruals were frozen on January 1, 2013 or will freeze January 1, 2016, at which time employees will become eligible for various provisions of company sponsored 401(k) plans including a matching contribution and an annual employer contribution. The plan changes resulted in a curtailment and required a remeasurement as of August 31, 2012. The curtailment and the remeasurement resulted in a net increase in our Liability for postemployment benefits of $243 million and a net loss of $153 million, net of tax, recognized in Accumulated other comprehensive income (loss). The increase in the liability was primarily due to a decline in the discount rate. Also, the curtailment resulted in expense of $7 million which was recognized in Other operating (income) expenses.

For our U.S. pension plans, our year-end 2013 asset allocation was 61 percent equity securities, 34 percent fixed income securities and 5 percent other. Our current U.S. pension target asset allocations are 60 percent equity and 40 percent fixed income. Our strategy includes further aligning our investments to our liabilities, while reducing risk in our portfolio. Target allocation policies will be revisited periodically to ensure they reflect the overall objectives of the fund. The U.S. plans are rebalanced to plus or minus 5 percentage points of the target asset allocation ranges on a monthly basis.

The year-end 2013 asset allocation for our non-U.S. pension plans was 53 percent equity securities, 37 percent fixed income securities, 6 percent real estate and 4 percent other. The 2013 target allocation for our non-U.S. pension plans is 59 percent equity securities, 32 percent fixed income securities, 7 percent real estate and 2 percent other. Our target asset allocations reflect our investment strategy of maximizing the rate of return on plan assets and the resulting funded status, within an appropriate level of risk. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.

The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.  The plans do not engage in derivative contracts for speculative purposes.

During 2013, we made contributions of $541 million to our U.S. defined benefit pension plans and $303 million to our non-U.S. pension plans.  We made contributions of $580 million to our U.S. defined benefit pension plans and $446 million to our non-U.S. pension plans in 2012.  We expect to make approximately $510 million of required contributions in 2014. We believe we have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one percentage point change in our primary actuarial assumptions on 2013 benefit costs and year-end obligations are included in the table below.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity

Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2013 pension and other postretirement benefits costs and obligations:

	2013 Benefit Cost		Year-end Benefit Obligation
(Millions of dollars)	One percentage- point increase	One percentage- point decrease	One percentage- point increase	One percentage- point decrease
Pension benefits:
Assumed discount rate	$(201)	$191	$(2,137)	$2,630
Expected rate of compensation increase	42	(53)	225	(211)
Expected long-term rate of return on plan assets	(142)	142	—	—
Other postretirement benefits:
Assumed discount rate	(46)	51	(482)	542
Expected rate of compensation increase	—	—	1	(1)
Expected long-term rate of return on plan assets	(7)	7	—	—
Assumed health care cost trend rate	55	(46)	274	(230)

Primary Actuarial Assumptions
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate	4.6%	3.7%	4.3%	4.1%	3.7%	4.3%	4.6%	3.7%	4.3%
Rate of compensation increase	4.0%	4.5%	4.5%	4.2%	3.9%	3.9%	4.0%	4.4%	4.4%

Weighted-average assumptions used to determine net cost:
Discount rate	3.7%	4.3%	5.1%	3.7%	4.3%	4.6%	3.7%	4.3%	5.0%
Expected rate of return on plan assets	7.8%	8.0%	8.5%	6.8%	7.1%	7.1%	7.8%	8.0%	8.5%
Rate of compensation increase	4.5%	4.5%	4.5%	3.9%	3.9%	4.1%	4.4%	4.4%	4.4%

Health care cost trend rates at year-end:
Health care trend rate assumed for next year							6.6%	7.1%	7.4%
Rate that the cost trend rate gradually declines to							5.0%	5.0%	5.0%
Year that the cost trend rate reaches ultimate rate							2019	2019	2019

SENSITIVITY

Foreign Exchange Rate Sensitivity

Machinery and Power Systems use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years. Based on the anticipated and firmly committed cash inflow and outflow for our Machinery and Power Systems operations for the next 12 months and the foreign currency derivative instruments in place at year-end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2014 cash flow for our Machinery and Power Systems operations by approximately $361 million. Last year similar assumptions and calculations yielded a potential $526 million adverse impact on 2013 cash flow.  We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

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

The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify this competitive impact, the results would probably be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen. Our primary exposure (excluding competitive risk) is to exchange rate movements in the euro, Japanese yen, British pound and Australian dollar.

Interest Rate Sensitivity

For our Machinery and Power Systems operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt, and by entering into forward rate agreements on future debt issuances.  A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would have a minimal impact to 2014 pre-tax earnings of Machinery and Power Systems. Last year, similar assumptions and calculations yielded a potential $14 million adverse impact on 2013 pre-tax earnings. This effect is caused by the interest rate fluctuations on our short-term debt and forward and fixed-to-floating interest rate swaps.

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

In order to properly manage sensitivity to changes in interest rates, Financial Products measures the potential impact of different interest rate assumptions on pre-tax earnings. All on-balance sheet positions, including derivative financial instruments, are included in the analysis. The primary assumptions included in the analysis are that there are no new fixed rate assets or liabilities, the proportion of fixed rate debt to fixed rate assets remains unchanged and the level of floating rate assets and debt remain constant. An analysis of the December 31, 2013 balance sheet, using these assumptions, estimates the impact of a 100 basis point immediate and sustained adverse change in interest rates to have a minimal impact on pre-tax earnings.  Last year, similar assumptions and calculations yielded a minimal impact to 2013 pre-tax earnings.

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

Supplemental Consolidating Data

We are providing supplemental consolidating data for the purpose of additional analysis.  The data has been grouped as follows:

Consolidated – Caterpillar Inc. and its subsidiaries.

Machinery and Power Systems – The Machinery and Power Systems data contained in the schedules on pages A-144 to A-146 are “non-GAAP financial measures” as defined by the Securities and Exchange Commission in Regulation G. These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures for other companies. Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures. Caterpillar defines Machinery and Power Systems as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Power Systems information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products – primarily our finance and insurance subsidiaries, Cat Financial and Insurance Services.

Consolidating Adjustments – eliminations of transactions between Machinery and Power Systems and Financial Products.
Pages A-144 to A-146 reconcile Machinery and Power Systems with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Supplemental Data for Results of Operations
For The Years Ended December 31
				Supplemental consolidating data
	Consolidated			Machinery & Power Systems [1]			Financial Products			Consolidating Adjustments
(Millions of dollars)	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013		2012		2011
Sales and revenues:
Sales of Machinery and Power Systems	$52,694	$63,068	$57,392	$52,694	$63,068	$57,392	$—	$—	$—	$—		$—		$—
Revenues of Financial Products	2,962	2,807	2,746	—	—	—	3,302	3,160	3,057	(340)	[2]	(353)	[2]	(311)	[2]
Total sales and revenues	55,656	65,875	60,138	52,694	63,068	57,392	3,302	3,160	3,057	(340)		(353)		(311)

Operating costs:
Cost of goods sold	40,727	47,055	43,578	40,727	47,055	43,578	—	—	—	—		—		—
Selling, general and administrative expenses	5,547	5,919	5,203	5,029	5,348	4,631	566	618	621	(48)	[3]	(47)	[3]	(49)	[3]
Research and development expenses	2,046	2,466	2,297	2,046	2,466	2,297	—	—	—	—		—		—
Interest expense of Financial Products	727	797	826	—	—	—	734	801	827	(7)	[4]	(4)	[4]	(1)	[4]
Goodwill impairment charge	—	580	—	—	580	—	—	—	—	—		—		—
Other operating (income) expenses	981	485	1,081	(23)	(495)	63	1,019	1,000	1,026	(15)	[3]	(20)	[3]	(8)	[3]
Total operating costs	50,028	57,302	52,985	47,779	54,954	50,569	2,319	2,419	2,474	(70)		(71)		(58)
Operating profit	5,628	8,573	7,153	4,915	8,114	6,823	983	741	583	(270)		(282)		(253)
Interest expense excluding Financial Products	465	467	396	508	512	439	—	—	—	(43)	[4]	(45)	[4]	(43)	[4]
Other income (expense)	(35)	130	(32)	(299)	(146)	(279)	37	39	37	227	[5]	237	[5]	210	[5]

Consolidated profit before taxes	5,128	8,236	6,725	4,108	7,456	6,105	1,020	780	620	—		—		—
Provision (benefit) for income taxes	1,319	2,528	1,720	1,039	2,314	1,568	280	214	152	—		—		—
Profit of consolidated companies	3,809	5,708	5,005	3,069	5,142	4,537	740	566	468	—		—		—
Equity in profit (loss) of unconsolidated affiliated companies	(6)	14	(24)	(6)	14	(24)	—	—	—	—		—		—
Equity in profit of Financial Products’ subsidiaries	—	—	—	726	555	453	—	—	—	(726)	[6]	(555)	[6]	(453)	[6]

Profit of consolidated and affiliated companies	3,803	5,722	4,981	3,789	5,711	4,966	740	566	468	(726)		(555)		(453)

Less: Profit (loss) attributable to noncontrolling interests	14	41	53	—	30	38	14	11	15	—		—		—

Profit [7]	$3,789	$5,681	$4,928	$3,789	$5,681	$4,928	$726	$555	$453	$(726)		$(555)		$(453)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of Financial Products’ revenues earned from Machinery and Power Systems.

[3]	Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.

[4]	Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.

[5]	Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.

[6]	Elimination of Financial Products’ profit due to equity method of accounting.

[7]	Profit attributable to common stockholders.

Supplemental Data for Financial Position
At December 31
			Supplemental consolidating data
	Consolidated		Machinery & Power Systems [1]		Financial Products		Consolidating Adjustments
(Millions of dollars)	2013	2012	2013	2012	2013	2012	2013		2012
Assets
Current assets:
Cash and short-term investments	$6,081	$5,490	$4,597	$3,306	$1,484	$2,184	$—		$—
Receivables - trade and other	8,413	9,706	5,188	5,248	386	445	2,839	[2,3]	4,013	[2,3]
Receivables - finance	8,763	8,860	—	—	12,886	13,259	(4,123)	[3]	(4,399)	[3]
Deferred and refundable income taxes	1,553	1,547	1,511	1,501	42	46	—		—
Prepaid expenses and other current assets	900	988	417	547	496	454	(13)	[4]	(13)	[4]
Inventories	12,625	15,547	12,625	15,547	—	—	—		—
Total current assets	38,335	42,138	24,338	26,149	15,294	16,388	(1,297)		(399)

Property, plant and equipment - net	17,075	16,461	13,078	13,058	3,997	3,403	—		—
Long-term receivables - trade and other	1,397	1,316	224	195	292	284	881	[2,3]	837	[2,3]
Long-term receivables - finance	14,926	14,029	—	—	15,840	14,902	(914)	[3]	(873)	[3]
Investments in unconsolidated affiliated companies	272	272	272	272	—	—	—		—
Investments in Financial Products subsidiaries	—	—	4,798	4,433	—	—	(4,798)	[5]	(4,433)	[5]
Noncurrent deferred and refundable income taxes	594	2,011	1,027	2,422	92	105	(525)	[6]	(516)	[6]
Intangible assets	3,596	4,016	3,589	4,008	7	8	—		—
Goodwill	6,956	6,942	6,939	6,925	17	17	—		—
Other assets	1,745	1,785	439	436	1,306	1,349	—		—
Total assets	$84,896	$88,970	$54,704	$57,898	$36,845	$36,456	$(6,653)		$(5,384)

Liabilities
Current liabilities:
Short-term borrowings	$3,679	$5,287	$16	$668	$4,781	$4,859	$(1,118)	[7]	$(240)	[7]
Accounts payable	6,560	6,753	6,516	6,718	209	178	(165)	[8]	(143)	[8]
Accrued expenses	3,493	3,667	3,165	3,258	341	422	(13)	[9]	(13)	[9]
Accrued wages, salaries and employee benefits	1,622	1,911	1,589	1,876	33	35	—		—
Customer advances	2,360	2,638	2,360	2,638	—	—	—		—
Dividends payable	382	—	382	—	—	—	—		—
Other current liabilities	1,849	2,055	1,425	1,561	432	502	(8)	[6]	(8)	[6]
Long-term debt due within one year	7,352	7,104	760	1,113	6,592	5,991	—		—
Total current liabilities	27,297	29,415	16,213	17,832	12,388	11,987	(1,304)		(404)
Long-term debt due after one year	26,719	27,752	8,033	8,705	18,720	19,086	(34)	[7]	(39)	[7]
Liability for postemployment benefits	6,973	11,085	6,973	11,085	—	—	—		—
Other liabilities	3,029	3,136	2,607	2,694	939	950	(517)	[6]	(508)	[6]
Total liabilities	64,018	71,388	33,826	40,316	32,047	32,023	(1,855)		(951)
Commitments and contingencies
Stockholders’ equity
Common stock	4,709	4,481	4,709	4,481	906	906	(906)	[5]	(906)	[5]
Treasury stock	(11,854)	(10,074)	(11,854)	(10,074)	—	—	—		—
Profit employed in the business	31,854	29,558	31,854	29,558	3,586	3,185	(3,586)	[5]	(3,185)	[5]
Accumulated other comprehensive income (loss)	(3,898)	(6,433)	(3,898)	(6,433)	183	236	(183)	[5]	(236)	[5]
Noncontrolling interests	67	50	67	50	123	106	(123)	[5]	(106)	[5]
Total stockholders’ equity	20,878	17,582	20,878	17,582	4,798	4,433	(4,798)		(4,433)
Total liabilities and stockholders’ equity	$84,896	$88,970	$54,704	$57,898	$36,845	$36,456	$(6,653)		$(5,384)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of receivables between Machinery and Power Systems and Financial Products.

[3]	Reclassification of Machinery and Power Systems’ trade receivables purchased by Financial Products and Financial Products' wholesale inventory receivables.

[4]	Elimination of Machinery and Power Systems’ insurance premiums that are prepaid to Financial Products.

[5]	Elimination of Financial Products’ equity which is accounted for on Machinery and Power Systems on the equity basis.

[6]	Reclassification reflecting required netting of deferred tax assets/liabilities by taxing jurisdiction.

[7]	Elimination of debt between Machinery and Power Systems and Financial Products.

[8]	Elimination of payables between Machinery and Power Systems and Financial Products.

[9]	Elimination of prepaid insurance in Financial Products’ accrued expenses.

Supplemental Data for Statement of Cash Flow
For the Years Ended December 31			Supplemental consolidating data
	Consolidated		Machinery & Power Systems[1]		Financial Products		Consolidating Adjustments
(Millions of dollars)	2013	2012	2013	2012	2013	2012	2013		2012
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$3,803	$5,722	$3,789	$5,711	$740	$566	$(726)	[2]	$(555)	[2]
Adjustments for non-cash items:
Depreciation and amortization	3,087	2,813	2,273	2,082	814	731	—		—
Undistributed profit of Financial Products	—	—	(401)	(305)	—	—	401	[3]	305	[3]
Net gain from sale of businesses and investments	(68)	(630)	(68)	(630)	—	—	—		—
Goodwill impairment charge	—	580	—	580	—	—	—		—
Other	550	439	444	332	(101)	(88)	207	[4]	195	[4]
Changes in assets and liabilities, net of acquisitions and divestitures:	0	0
Receivables - trade and other	835	(15)	718	158	16	(37)	101	[4,5]	(136)	[4,5]
Inventories	2,658	(1,149)	2,665	(1,094)	—	—	(7)	[4]	(55)	[4]
Accounts payable	134	(1,868)	226	(1,821)	(70)	(15)	(22)	[4]	(32)	[4]
Accrued expenses	(108)	126	(24)	134	(84)	(9)	—		1	[4]
Accrued wages, salaries and employee benefits	(279)	(490)	(277)	(488)	(2)	(2)	—		—
Customer advances	(301)	83	(301)	83	—	—	—		—
Other assets—net	(49)	252	(60)	275	2	(7)	9	[4]	(16)	[4]
Other liabilities—net	(71)	(679)	(22)	(819)	(40)	124	(9)	[4]	16	[4]
Net cash provided by (used for) operating activities	10,191	5,184	8,962	4,198	1,275	1,263	(46)		(277)

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(2,522)	(3,350)	(2,508)	(3,335)	(14)	(15)	—		—
Expenditures for equipment leased to others	(1,924)	(1,726)	(97)	(100)	(1,897)	(1,781)	70	[4]	155	[4,9]
Proceeds from disposals of leased assets and property, plant and equipment	844	1,117	122	244	738	891	(16)	[4]	(18)	[4]
Additions to finance receivables	(11,422)	(12,010)	—	—	(14,095)	(18,754)	2,673	[5,8]	6,744	[5,8,9]
Collections of finance receivables	9,567	8,995	—	—	12,253	14,787	(2,686)	[5]	(5,792)	[5,9]
Net intercompany purchased receivables	—	—	—	—	181	250	(181)	[5]	(250)	[5]
Proceeds from sale of finance receivables	220	132	—	—	227	144	(7)	[5]	(12)	[5]
Net intercompany borrowings	—	—	(935)	(203)	36	33	899	[6]	170	[6]
Investments and acquisitions (net of cash acquired)	(195)	(618)	(195)	(562)	—	—	—		(56)	[9]
Proceeds from sale of businesses and investments (net of cash sold)	365	1,199	497	1,943	—	—	(132)	[8]	(744)	[8]
Proceeds from sale of available-for-sale securities	449	306	31	27	418	279	—		—
Investments in available-for-sale securities	(402)	(402)	(25)	(8)	(377)	(394)	—		—
Other—net	(26)	167	(31)	126	5	41	—		—
Net cash provided by (used for) investing activities	(5,046)	(6,190)	(3,141)	(1,868)	(2,525)	(4,519)	620		197

Cash flow from financing activities:
Dividends paid	(1,111)	(1,617)	(1,111)	(1,617)	(325)	(250)	325	[7]	250	[7]
Distribution to noncontrolling interests	(13)	(6)	(13)	(6)	—	—	—		—
Common stock issued, including treasury shares reissued	128	52	128	52	—	—	—		—
Treasury shares purchased	(2,000)	—	(2,000)	—	—	—	—		—
Excess tax benefit from stock-based compensation	96	192	96	192	—	—	—		—
Acquisitions of redeemable noncontrolling interests	—	(444)	—	(444)	—	—	—		—
Acquisitions of noncontrolling interests	—	(5)	—	(5)	—	—	—		—
Net intercompany borrowings	—	—	(36)	(33)	935	203	(899)	[6]	(170)	[6]
Proceeds from debt issued (original maturities greater than three months)	9,328	16,015	195	2,209	9,133	13,806	—		—
Payments on debt (original maturities greater than three months)	(10,870)	(11,047)	(1,769)	(1,107)	(9,101)	(9,940)	—		—
Short-term borrowings - net (original maturities three months or less)	(69)	466	1	(14)	(70)	480	—		—
Net cash provided by (used for) financing activities	(4,511)	3,606	(4,509)	(773)	572	4,299	(574)		80
Effect of exchange rate changes on cash	(43)	(167)	(21)	(80)	(22)	(87)	—		—
Increase (decrease) in cash and short-term investments	591	2,433	1,291	1,477	(700)	956	—		—
Cash and short-term investments at beginning of period	5,490	3,057	3,306	1,829	2,184	1,228	—		—
Cash and short-term investments at end of period	$6,081	$5,490	$4,597	$3,306	$1,484	$2,184	$—		$—

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of Financial Products’ profit after tax due to equity method of accounting.

[3]	Elimination of non-cash adjustment for the undistributed earnings from Financial Products.

[4]	Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.

[5]	Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.

[6]	Elimination of net proceeds and payments to/from Machinery and Power Systems and Financial Products.

[7]	Elimination of dividend from Financial Products to Machinery and Power Systems.

[8]	Elimination of proceeds received from Financial Products related to Machinery and Power Systems’ sale of portions of the Bucyrus distribution business to Cat dealers.

[9]	Reclassification of Financial Products' payments related to Machinery and Power Systems' acquisition of Caterpillar Tohoku Limited.

SUPPLEMENTAL STOCKHOLDER INFORMATION

Stockholder Services

Registered stockholders should contact:

Stock Transfer Agent		Caterpillar Corporate Secretary
Computershare		Christopher M. Reitz
(formerly BNY Mellon Shareowner Services)		Corporate Secretary
P.O. Box 43006		Caterpillar Inc.
Providence, RI 02940-3006		100 N.E. Adams Street
Phone:	(866) 203-6622 (U.S. and Canada)	Peoria, IL 61629-6490
	+1 (201) 680-6578 (Outside U.S. and Canada)	Phone:	(309) 675-4619
Hearing Impaired:	(800) 231-5469 (U.S. or Canada)	Fax:	(309) 494-1467
	(201) 680-6610 (Outside U.S. or Canada)	E-mail:	CATshareservices@CAT.com
Internet:	https://www-us.computershare.com/Investor/

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

Annual Meeting

On Wednesday, June 11, 2014, at 8:00 a.m., Central Time, the annual meeting of stockholders will be held in Corinth, Mississippi. We expect to send proxy materials to stockholders on or about May 1, 2014.

Internet

Visit us on the Internet at www.caterpillar.com.
Information contained on our website is not incorporated by reference into this document.

Common Stock (NYSE: CAT)

Listing Information: Caterpillar common stock is listed on the New York Stock Exchange in the United States, and on stock exchanges in France, Germany and Switzerland. We expect to delist from the Deutsche Boerse in Germany effective February 28, 2014.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2013		2012
Quarter	High	Low	High	Low
First	$99.70	$85.80	$116.95	$92.77
Second	$90.69	$79.49	$109.77	$80.96
Third	$89.00	$81.35	$94.28	$78.25
Fourth	$91.67	$81.87	$91.83	$80.16

Number of Stockholders: Stockholders of record at year-end totaled 32,161, compared with 35,738 at the end of 2012. Approximately 62 percent of our issued shares are held by institutions and banks, 32 percent by individuals, and 6 percent by employees through company stock plans.

Performance Graph: Total Cumulative Stockholder Return for Five-Year Period Ending December 31, 2013

The graph below shows the cumulative stockholder return assuming an investment of $100 on December 31, 2008, and reinvestment of dividends issued thereafter.

300
250
200
150
100
Dollars
2008
2009
2010
2011
2012
2013
Fiscal Year Ended December 31
Caterpillar Inc.
S&P 500 Index
S&P 500 Machinery Index

	2008	2009	2010	2011	2012	2013
Caterpillar Inc.	$100.00	$133.10	$224.51	$221.08	$224.58	$232.31
S&P 500	$100.00	$126.45	$145.52	$148.55	$172.29	$228.04
S&P 500 Machinery	$100.00	$140.03	$216.05	$194.65	$227.92	$289.40

Directors/Committee Membership (as of February 1, 2014)

	Audit	Compensation & Human Resources	Public Policy & Governance
David L. Calhoun		✓
Daniel M. Dickinson	✓
Juan Gallardo			✓
Jesse J. Greene, Jr.		✓
Jon M. Huntsman, Jr.			✓
Peter A. Magowan	✓
Dennis A. Muilenburg	✓
Douglas R. Oberhelman
William A. Osborn	✓*
Edward B. Rust, Jr.			✓*
Susan C. Schwab			✓
Miles D. White		✓*
* Chairman of Committee

Officers (as of February 1, 2014, except as noted)

Douglas R. Oberhelman	Chairman and Chief Executive Officer
Bradley M. Halverson	Group President and Chief Financial Officer
Stuart L. Levenick	Group President
Edward J. Rapp	Group President
D. James Umpleby III	Group President
Steven H. Wunning	Group President
James B. Buda	Executive Vice President, Law and Public Policy
David P. Bozeman	Senior Vice President
Kent M. Adams	Vice President
William P. Ainsworth	Vice President
Mary H. Bell	Vice President
Thomas J. Bluth	Vice President
Robert B. Charter	Vice President
Qihua Chen	Vice President
Frank J. Crespo	Vice President
Christopher C. Curfman	Vice President
Michael L. DeWalt	Vice President
Paolo Fellin	Vice President
William E. Finerty	Vice President
Gregory S. Folley	Vice President
Thomas G. Frake	Vice President
Stephen A. Gosselin	Vice President
Hans A. Haefeli (1)	Vice President
Kimberly S. Hauer	Vice President
Gwenne A. Henricks	Vice President
Denise C. Johnson	Vice President
James W. Johnson	Vice President
Kathryn Dickey Karol	Vice President
Pablo M. Koziner	Vice President
Randy M. Krotowski	Vice President
Julie A. Lagacy	Vice President
Nigel A. Lewis	Vice President
Steven W. Niehaus	Vice President
Thomas A. Pellette	Vice President
Mark E. Sweeney	Vice President
Tana L. Utley	Vice President
Karl E. Weiss	Vice President
Ramin Younessi	Vice President
Edward J. Scott	Treasurer
Amy A. Campbell	Chief Audit Officer
Christopher C. Spears	Chief Ethics and Compliance Officer
Jananne A. Copeland	Chief Accounting Officer
Jill E. Daugherty	Controller
Christopher M. Reitz	Corporate Secretary
Robin D. Beran	Assistant Treasurer
Joni J. Funk	Assistant Secretary
Patrick G. Holcombe	Assistant Secretary

(1) will retire effective 4/30/2014