Form 10-K, Exhibit 13
period 2014-12-31
CATERPILLAR INC
filed 2015-02-17
CIK 18230

EXHIBIT 13

CATERPILLAR INC.
GENERAL AND FINANCIAL INFORMATION
2014

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on our assessment we concluded that, as of December 31, 2014, the company’s internal control over financial reporting was effective based on those criteria.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their report appears on page A-4.

/s/Douglas R. Oberhelman
Douglas R. Oberhelman
Chairman of the Board
and Chief Executive Officer

/s/Bradley M. Halverson
Bradley M. Halverson
Group President
and Chief Financial Officer

February 17, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Caterpillar Inc.:

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of results of operations, comprehensive income, changes in stockholders’ equity, and of cash flow, including pages A-5 through A-97, present fairly, in all material respects, the financial position of Caterpillar Inc. and its subsidiaries at December 31, 2014, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page A-3. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers LLP

Peoria, Illinois
February 17, 2015

STATEMENT 1		Caterpillar Inc.
Consolidated Results of Operations for the Years Ended December 31
(Dollars in millions except per share data)
	2014	2013	2012
Sales and revenues:
Sales of Machinery, Energy & Transportation	$52,142	$52,694	$63,068
Revenues of Financial Products	3,042	2,962	2,807
Total sales and revenues	55,184	55,656	65,875

Operating costs:
Cost of goods sold	39,767	40,727	47,055
Selling, general and administrative expenses	5,697	5,547	5,919
Research and development expenses	2,135	2,046	2,466
Interest expense of Financial Products	624	727	797
Goodwill impairment charge	—	—	580
Other operating (income) expenses	1,633	981	485
Total operating costs	49,856	50,028	57,302

Operating profit	5,328	5,628	8,573

Interest expense excluding Financial Products	484	465	467
Other income (expense)	239	(35)	130

Consolidated profit before taxes	5,083	5,128	8,236

Provision (benefit) for income taxes	1,380	1,319	2,528
Profit of consolidated companies	3,703	3,809	5,708

Equity in profit (loss) of unconsolidated affiliated companies	8	(6)	14

Profit of consolidated and affiliated companies	3,711	3,803	5,722

Less: Profit (loss) attributable to noncontrolling interests	16	14	41

Profit [1]	$3,695	$3,789	$5,681

Profit per common share	$5.99	$5.87	$8.71

Profit per common share — diluted [2]	$5.88	$5.75	$8.48

Weighted-average common shares outstanding (millions)
- Basic	617.2	645.2	652.6
- Diluted [2]	628.9	658.6	669.6

Cash dividends declared per common share	$2.70	$2.32	$2.02

[1]	Profit attributable to common stockholders.

[2]	Diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 2		Caterpillar Inc.
Consolidated Comprehensive Income for the Years Ended December 31
(Millions of dollars)
	2014	2013	2012

Profit of consolidated and affiliated companies	$3,711	$3,803	$5,722
Other comprehensive income (loss), net of tax:
Foreign currency translation, net of tax (provision)/benefit of: 2014 - $(78); 2013 - $57; 2012 - $9	(1,164)	(277)	60

Pension and other postretirement benefits:
Current year actuarial gain (loss), net of tax (provision)/benefit of: 2014 - $838; 2013 - $(1,232); 2012 - $372	(1,578)	2,277	(731)
Amortization of actuarial (gain) loss, net of tax (provision)/benefit of: 2014 - $(175); 2013 - $(265); 2012 - $(243)	344	516	458
Current year prior service credit (cost), net of tax (provision)/benefit of: 2014 - $(2); 2013 - $(2); 2012 - $(12)	4	3	23
Amortization of prior service (credit) cost, net of tax (provision)/benefit of: 2014 - $13; 2013 - $19; 2012 - $17	(25)	(35)	(31)
Amortization of transition (asset) obligation, net of tax (provision)/benefit of: 2014 - $0; 2013 - $(1); 2012 - $(1)	—	1	1

Derivative financial instruments:
Gains (losses) deferred, net of tax (provision)/benefit of: 2014 - $69; 2013 - $2; 2012 - $29	(118)	(4)	(48)
(Gains) losses reclassified to earnings, net of tax (provision)/benefit of: 2014 - $(2); 2013 - $(25); 2012 - $(10)	4	41	16

Available-for-sale securities:
Gains (losses) deferred, net of tax (provision)/benefit of: 2014 - $(12); 2013 - $(15); 2012 - $(13)	24	29	26
(Gains) losses reclassified to earnings, net of tax (provision)/benefit of: 2014 - $11; 2013 - $6; 2012 - $1	(24)	(13)	(3)
Total other comprehensive income (loss), net of tax	(2,533)	2,538	(229)
Comprehensive income	1,178	6,341	5,493
Less: comprehensive income attributable to the noncontrolling interests	(16)	(17)	(24)
Comprehensive income attributable to stockholders	$1,162	$6,324	$5,469

See accompanying notes to Consolidated Financial Statements.

STATEMENT 3		Caterpillar Inc.
Consolidated Financial Position at December 31
(Dollars in millions)
	2014	2013	2012
Assets
Current assets:
Cash and short-term investments	$7,341	$6,081	$5,490
Receivables – trade and other	7,737	8,413	9,706
Receivables – finance	9,027	8,763	8,860
Deferred and refundable income taxes	1,739	1,553	1,547
Prepaid expenses and other current assets	818	900	988
Inventories	12,205	12,625	15,547
Total current assets	38,867	38,335	42,138

Property, plant and equipment – net	16,577	17,075	16,461
Long-term receivables – trade and other	1,364	1,397	1,316
Long-term receivables – finance	14,644	14,926	14,029
Investments in unconsolidated affiliated companies	257	272	272
Noncurrent deferred and refundable income taxes	1,404	594	2,011
Intangible assets	3,076	3,596	4,016
Goodwill	6,694	6,956	6,942
Other assets	1,798	1,745	1,785
Total assets	$84,681	$84,896	$88,970

Liabilities
Current liabilities:
Short-term borrowings:
Machinery, Energy & Transportation	$9	$16	$636
Financial Products	4,699	3,663	4,651
Accounts payable	6,515	6,560	6,753
Accrued expenses	3,548	3,493	3,667
Accrued wages, salaries and employee benefits	2,438	1,622	1,911
Customer advances	1,697	2,360	2,638
Dividends payable	424	382	—
Other current liabilities	1,754	1,849	2,055
Long-term debt due within one year:
Machinery, Energy & Transportation	510	760	1,113
Financial Products	6,283	6,592	5,991
Total current liabilities	27,877	27,297	29,415
Long-term debt due after one year:
Machinery, Energy & Transportation	9,493	7,999	8,666
Financial Products	18,291	18,720	19,086
Liability for postemployment benefits	8,963	6,973	11,085
Other liabilities	3,231	3,029	3,136
Total liabilities	67,855	64,018	71,388
Commitments and contingencies (Notes 21 and 22)
Stockholders’ equity
Common stock of $1.00 par value:
Authorized shares: 2,000,000,000 Issued shares: (2014, 2013 and 2012 – 814,894,624 shares) at paid-in amount	5,016	4,709	4,481
Treasury stock: (2014 – 208,728,065 shares; 2013 – 177,072,282 shares; and 2012 – 159,846,131 shares) at cost	(15,726)	(11,854)	(10,074)
Profit employed in the business	33,887	31,854	29,558
Accumulated other comprehensive income (loss)	(6,431)	(3,898)	(6,433)
Noncontrolling interests	80	67	50
Total stockholders’ equity	16,826	20,878	17,582
Total liabilities and stockholders’ equity	$84,681	$84,896	$88,970

See accompanying notes to Consolidated Financial Statements.

STATEMENT 4		Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31
(Dollars in millions)
	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at January 1, 2012	$4,273	$(10,281)	$25,219	$(6,328)	$46	$12,929
Profit of consolidated and affiliated companies	—	—	5,681	—	41	5,722
Foreign currency translation, net of tax	—	—	—	83	(23)	60
Pension and other postretirement benefits, net of tax	—	—	—	(285)	5	(280)
Derivative financial instruments, net of tax	—	—	—	(32)	—	(32)
Available-for-sale securities, net of tax	—	—	—	22	1	23
Change in ownership from noncontrolling interests	—	—	—	—	(4)	(4)
Dividends declared	—	—	(1,319)	—	—	(1,319)
Distribution to noncontrolling interests	—	—	—	—	(6)	(6)
Common shares issued from treasury stock for stock-based compensation: 7,515,149	(155)	207	—	—	—	52
Stock-based compensation expense	245	—	—	—	—	245
Net excess tax benefits from stock-based compensation	192	—	—	—	—	192
Cat Japan share redemption [1]	(74)	—	(23)	107	(10)	—
Balance at December 31, 2012	$4,481	$(10,074)	$29,558	$(6,433)	$50	$17,582
Profit of consolidated and affiliated companies	—	—	3,789	—	14	3,803
Foreign currency translation, net of tax	—	—	—	(280)	3	(277)
Pension and other postretirement benefits, net of tax	—	—	—	2,762	—	2,762
Derivative financial instruments, net of tax	—	—	—	37	—	37
Available-for-sale securities, net of tax	—	—	—	16	—	16
Change in ownership from noncontrolling interests	(6)	—	—	—	13	7
Dividends declared	—	—	(1,493)	—	—	(1,493)
Distribution to noncontrolling interests	—	—	—	—	(13)	(13)
Common shares issued from treasury stock for stock-based compensation: 6,258,692	(92)	220	—	—	—	128
Stock-based compensation expense	231	—	—	—	—	231
Net excess tax benefits from stock-based compensation	95	—	—	—	—	95
Common shares repurchased: 23,484,843 [2]	—	(2,000)	—	—	—	(2,000)
Balance at December 31, 2013	$4,709	$(11,854)	$31,854	$(3,898)	$67	$20,878

(Continued)

STATEMENT 4		Caterpillar Inc.
Changes in Consolidated Stockholders’ Equity for the Years Ended December 31
(Dollars in millions)
	Common stock	Treasury stock	Profit employed in the business	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at December 31, 2013	$4,709	$(11,854)	$31,854	$(3,898)	$67	$20,878
Profit of consolidated and affiliated companies	—	—	3,695	—	16	3,711
Foreign currency translation, net of tax	—	—	—	(1,164)	—	(1,164)
Pension and other postretirement benefits, net of tax	—	—	—	(1,255)	—	(1,255)
Derivative financial instruments, net of tax	—	—	—	(114)	—	(114)
Available-for-sale securities, net of tax	—	—	—	—	—	—
Change in ownership from noncontrolling interests	—	—	—	—	4	4
Dividends declared	—	—	(1,662)	—	—	(1,662)
Distribution to noncontrolling interests	—	—	—	—	(7)	(7)
Common shares issued from treasury stock for stock-based compensation: 10,106,542	(127)	366	—	—	—	239
Stock-based compensation expense	254	—	—	—	—	254
Net excess tax benefits from stock-based compensation	180	—	—	—	—	180
Common shares repurchased: 41,762,325 [2]	—	(4,238)	—	—	—	(4,238)
Balance at December 31, 2014	$5,016	$(15,726)	$33,887	$(6,431)	$80	$16,826

[1]	See Note 25 regarding the Cat Japan share redemption.

[2]	See Note 16 regarding shares repurchased.

See accompanying notes to Consolidated Financial Statements.

STATEMENT 5		Caterpillar Inc.
Consolidated Statement of Cash Flow for the Years Ended December 31
(Millions of dollars)
	2014	2013	2012
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$3,711	$3,803	$5,722
Adjustments for non-cash items:
Depreciation and amortization	3,163	3,087	2,813
Net (gain)/loss from sale of businesses and investments	4	(68)	(630)
Goodwill impairment charge	—	—	580
Other	549	550	439
Changes in assets and liabilities, net of acquisitions and divestitures:
Receivables – trade and other	163	835	(15)
Inventories	101	2,658	(1,149)
Accounts payable	222	134	(1,868)
Accrued expenses	(10)	(108)	126
Accrued wages, salaries and employee benefits	901	(279)	(490)
Customer advances	(593)	(301)	83
Other assets – net	(300)	(49)	252
Other liabilities – net	146	(71)	(679)
Net cash provided by (used for) operating activities	8,057	10,191	5,184

Cash flow from investing activities:
Capital expenditures – excluding equipment leased to others	(1,539)	(2,522)	(3,350)
Expenditures for equipment leased to others	(1,840)	(1,924)	(1,726)
Proceeds from disposals of leased assets and property, plant and equipment	904	844	1,117
Additions to finance receivables	(11,278)	(11,422)	(12,010)
Collections of finance receivables	9,841	9,567	8,995
Proceeds from sale of finance receivables	177	220	132
Investments and acquisitions (net of cash acquired)	(30)	(195)	(618)
Proceeds from sale of businesses and investments (net of cash sold)	199	365	1,199
Proceeds from sale of securities	810	449	306
Investments in securities	(825)	(402)	(402)
Other – net	(46)	(26)	167
Net cash provided by (used for) investing activities	(3,627)	(5,046)	(6,190)

Cash flow from financing activities:
Dividends paid	(1,620)	(1,111)	(1,617)
Distribution to noncontrolling interests	(7)	(13)	(6)
Contribution from noncontrolling interests	4	—	—
Common stock issued, including treasury shares reissued	239	128	52
Treasury shares purchased	(4,238)	(2,000)	—
Excess tax benefit from stock-based compensation	182	96	192
Acquisitions of redeemable noncontrolling interests	—	—	(444)
Acquisitions of noncontrolling interests	—	—	(5)
Proceeds from debt issued (original maturities greater than three months):
- Machinery, Energy & Transportation	1,994	195	2,209
- Financial Products	8,655	9,133	13,806
Payments on debt (original maturities greater than three months):
- Machinery, Energy & Transportation	(785)	(1,769)	(1,107)
- Financial Products	(8,463)	(9,101)	(9,940)
Short-term borrowings – net (original maturities three months or less)	1,043	(69)	466
Net cash provided by (used for) financing activities	(2,996)	(4,511)	3,606
Effect of exchange rate changes on cash	(174)	(43)	(167)
Increase (decrease) in cash and short-term investments	1,260	591	2,433
Cash and short-term investments at beginning of period	6,081	5,490	3,057
Cash and short-term investments at end of period	$7,341	$6,081	$5,490
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

Information in our financial statements and related commentary are presented in the following categories:

Machinery, Energy & Transportation – Represents the aggregate total of Construction Industries, Resource Industries, Energy & Transportation and All Other operating segments and related corporate items and eliminations.

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

We conduct operations in our Machinery, Energy & Transportation lines of business under highly competitive conditions, including intense price competition. We place great emphasis on the high quality and performance of our products and our dealers’ service support. Although no one competitor is believed to produce all of the same types of equipment that we do, there are numerous companies, large and small, which compete with us in the sale of each of our products.

Our machines are distributed principally through a worldwide organization of dealers (dealer network), 48 located in the United States and 129 located outside the United States, serving 182 countries and operating 3,580 places of business, including 1,267 dealer rental outlets.  Reciprocating engines are sold principally through the dealer network and to other manufacturers for use in products. Some of the reciprocating engines manufactured by our subsidiary Perkins Engines Company Limited, are also sold through a worldwide network of 103 distributors located in 182 countries. Some of the electric power generation systems manufactured by our subsidiary Caterpillar Northern Ireland Limited, formerly known as F.G. Wilson Engineering Limited, are sold through its worldwide network of 264 distributors located in 145 countries.  Some of the large, medium speed reciprocating engines are also sold under the MaK brand through a worldwide network of 19 distributors located in 130 countries.  Our dealers do not deal exclusively with our products; however, in most cases sales and servicing of our products are the dealers’ principal business. Some products, primarily turbines and locomotives, are sold directly to end customers through sales forces employed by the company. At times, these employees are assisted by independent sales representatives.

The Financial Products line of business also conducts operations under highly competitive conditions. Financing for users of Caterpillar products is available through a variety of competitive sources, principally commercial banks and finance and leasing companies. We emphasize prompt and responsive service to meet customer requirements, and offer various financing plans designed to increase the opportunity for sales of our products and generate financing income for our company. A significant portion of Financial Products activity is conducted in North America, with additional offices in Asia/Pacific, Europe and Latin America.

B.	Basis of presentation

The consolidated financial statements include the accounts of Caterpillar Inc. and its subsidiaries where we have a controlling financial interest.

Investments in companies where our ownership exceeds 20 percent and we do not have a controlling interest or where the ownership is less than 20 percent and for which we have a significant influence are accounted for by the equity method.  See Note 9 for further discussion.

We consolidate all variable interest entities (VIEs) where Caterpillar Inc. is the primary beneficiary.  For VIEs, we assess whether we are the primary beneficiary as prescribed by the accounting guidance on the consolidation of VIEs.  The primary beneficiary of a VIE is the party that has both the power to direct the activities that most significantly impact the entity’s economic performance, and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. See Note 21 for further discussion on a consolidated VIE.

We have affiliates, suppliers and dealers that are VIEs of which we are not the primary beneficiary. Although we have provided financial support, we do not have the power to direct the activities that most significantly impact the entity's economic performance. Our maximum exposure to loss from VIEs for which we are not the primary beneficiary was as follows:

	December 31,
(Millions of dollars)	2014	2013	2012
Receivables - trade and other	$36	$21	$23
Receivables - finance	216	185	122
Long-term receivables - finance	285	334	353
Investments in unconsolidated affiliated companies	83	89	93
Guarantees	129	151	176
Total	$749	$780	$767

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

Sales of Machinery, Energy & Transportation are recognized and earned when all the following criteria are satisfied:  (a) persuasive evidence of a sales arrangement exists; (b) price is fixed and determinable; (c) collectibility is reasonably assured; and (d) delivery has occurred.  Persuasive evidence of an arrangement and a fixed or determinable price exist once we receive an order or contract from a customer or independently owned and operated dealer.  We assess collectibility at the time of the sale and if collectibility is not reasonably assured, the sale is deferred and not recognized until collectibility is probable or payment is received.  Typically, where product is produced and sold in the same country, title and risk of ownership transfer when the product is shipped.  Products that are exported from a country for sale typically pass title and risk of ownership at the border of the destination country.

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

Our remanufacturing operations are primarily focused on the remanufacture of Cat engines and components and rail related products.  In this business, used engines and related components (core) are inspected, cleaned and remanufactured.  In connection with the sale of most of our remanufactured product, we collect a deposit from the dealer that is repaid if the dealer returns an acceptable core within a specified time period.  Caterpillar owns and has title to the cores when they are returned from dealers.  The rebuilt engine or component (the core plus any new content) is then sold as a remanufactured product to dealers and customers.  Revenue is recognized pursuant to the same criteria as Machinery, Energy & Transportation sales noted above (title to the entire remanufactured product passes to the dealer upon sale).  At the time of sale, the deposit is recognized in Other current liabilities in Statement 3.  In addition, the core to be returned is recognized as an asset in Prepaid expenses and other current assets in Statement 3 at the estimated replacement cost (based on historical experience with useable cores).  Upon receipt of an acceptable core, we repay the deposit and relieve the liability.  The returned core is then included in inventory.  In the event that the deposit is forfeited (i.e. upon failure by the dealer to return an acceptable core in the specified time period), we recognize the core deposit and the cost of the core in Sales and Cost of goods sold, respectively.

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

Our standard dealer invoice terms are established by marketing region. Our invoice terms for end-user customer sales are established by the responsible business unit. When a sale is made to a dealer, the dealer is responsible for payment even if the product is not sold to an end customer. Dealers and customers must make payment within the established invoice terms to avoid potential interest costs. Interest at or above prevailing market rates may be charged on any past due balance, and generally our practice is to not forgive this interest. In 2014 and 2013, terms were extended to not more than one year for $624 million and $706 million of receivables, respectively, which represent approximately 1 percent of consolidated sales. In 2012, terms were extended to not more than one year for $354 million of receivables, which represent less than 1 percent of consolidated sales.

We establish a bad debt allowance for Machinery, Energy & Transportation receivables when it becomes probable that the receivable will not be collected.  Our allowance for bad debts is not significant.

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

•
Cat Financial provides wholesale inventory financing to dealers. Wholesale finance revenue on finance leases and installment sale contracts related to financing dealer inventory and rental fleets is recognized over the term of the contract at a constant rate of return on the scheduled outstanding principal balance.  Revenue on wholesale notes is recognized based on the daily balance of wholesale receivables outstanding and the applicable effective interest rate.

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

Inventories are stated at the lower of cost or market. Cost is principally determined using the last-in, first-out (LIFO) method. The value of inventories on the LIFO basis represented about 60 percent of total inventories at December 31, 2014, 2013 and 2012.

If the FIFO (first-in, first-out) method had been in use, inventories would have been $2,430 million, $2,504 million and $2,750 million higher than reported at December 31, 2014, 2013 and 2012, respectively.

E.	Depreciation and amortization

Depreciation of plant and equipment is computed principally using accelerated methods. Depreciation on equipment leased to others, primarily for Financial Products, is computed using the straight-line method over the term of the lease. The depreciable basis is the original cost of the equipment less the estimated residual value of the equipment at the end of the lease term. In 2014, 2013 and 2012, Cat Financial depreciation on equipment leased to others was $872 million, $768 million and $688 million, respectively, and was included in Other operating (income) expenses in Statement 1. In 2014, 2013 and 2012, consolidated depreciation expense was $2,795 million, $2,710 million and $2,421 million, respectively. Amortization of purchased finite-lived intangibles is computed principally using the straight-line method, generally not to exceed a period of 20 years.

F.	Foreign currency translation

The functional currency for most of our Machinery, Energy & Transportation consolidated companies is the U.S. dollar. The functional currency for most of our Financial Products and affiliates accounted for under the equity method is the respective local currency.  Gains and losses resulting from the remeasurement of foreign currency amounts to the functional currency are included in Other income (expense) in Statement 1. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in Accumulated other comprehensive income (loss) in Statement 3.

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

Parent's accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity – In March 2013, the Financial Accounting Standards Board (FASB) issued accounting guidance on the parent's accounting for the cumulative translation adjustment (CTA) upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The new standard clarifies existing guidance regarding when the CTA should be released into earnings upon various deconsolidation and consolidation transactions. This guidance was effective January 1, 2014 and did not have a material impact on our financial statements.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists – In July 2013, the FASB issued accounting guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward in the financial statements if available under the applicable tax jurisdiction. The guidance was effective January 1, 2014 and did not have a material impact on our financial statements.

Reporting discontinued operations and disclosures of disposals of components of an entity – In April 2014, the FASB issued accounting guidance for determining which disposals can be presented as discontinued operations and modifies related disclosure requirements. The guidance defines a discontinued operation as a disposal of a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. This guidance is effective January 1, 2015. We do not expect the adoption to have a material impact on our financial statements.

Revenue recognition – In May 2014, the FASB issued new revenue recognition guidance to provide a single, comprehensive revenue recognition model for all contracts with customers. Under the new guidance, an entity will recognize revenue to depict the transfer of promised goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. A five step model has been introduced for an entity to apply when recognizing revenue. The new guidance also includes enhanced disclosure requirements, and is effective January 1, 2017. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the Consolidated Statement of Changes in Stockholders' Equity. We are in the process of evaluating the application and implementation of the new guidance.

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

Common stock issued from Treasury stock under the plans totaled 10,106,542 for 2014, 6,258,692 for 2013 and 7,515,149 for 2012.

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

Accounting guidance on share-based payments requires companies to estimate the fair value of options/SARs on the date of grant using an option-pricing model.  The fair value of our option/SAR grants was estimated using a lattice-based option-pricing model.  The lattice-based option-pricing model considers a range of assumptions related to volatility, risk-free interest rate and historical employee behavior.  Expected volatility was based on historical Caterpillar stock price movement and current implied volatilities from traded options on Caterpillar stock. The risk-free rate was based on U.S. Treasury security yields at the time of grant.  The weighted-average dividend yield was based on historical information.  The expected life was determined from the lattice-based model. The lattice-based model incorporated exercise and post vesting forfeiture assumptions based on analysis of historical data. The following table provides the assumptions used in determining the fair value of the stock-based awards for the years ended December 31, 2014, 2013 and 2012, respectively.

	Grant Year
	2014	2013	2012
Weighted-average dividend yield	2.2%	2.1%	2.2%
Weighted-average volatility	28.2%	30.6%	35.0%
Range of volatilities	18.4-36.2%	23.4-40.6%	33.3-40.4%
Range of risk-free interest rates	0.12-2.60%	0.16-1.88%	0.17-2.00%
Weighted-average expected lives	8 years	8 years	7 years

The fair value of the RSU grant was determined by reducing the stock price on the date of grant by the present value of the estimated dividends to be paid during the vesting period.  The estimated dividends are based on Caterpillar’s dividend yield at the time of the grant.

The amount of stock-based compensation expense capitalized for the years ended December 31, 2014, 2013 and 2012 did not have a significant impact on our financial statements.

At December 31, 2014, there was $193 million of total unrecognized compensation cost from stock-based compensation arrangements granted under the plans, which is related to non-vested stock-based awards.  The compensation expense is expected to be recognized over a weighted-average period of approximately 1.8 years.

Please refer to Tables I and II below for additional information on our stock-based awards.

TABLE I — Financial Information Related to Stock-based Compensation

	2014		2013		2012
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Stock options/SARs activity:
Outstanding at beginning of year	43,375,747	$65.03	45,827,599	$59.45	50,372,991	$53.01
Granted to officers and key employees [1]	4,448,218	$96.31	4,276,060	$89.75	3,318,188	$110.09
Exercised	(13,026,311)	$50.27	(6,476,082)	$41.10	(7,708,343)	$38.73
Forfeited / expired	(216,571)	$85.93	(251,830)	$84.64	(155,237)	$67.50
Outstanding at end of year	34,581,083	$74.48	43,375,747	$65.03	45,827,599	$59.45
Exercisable at year-end	23,991,377	$64.46	34,200,054	$55.93	33,962,000	$51.75

RSUs activity:
Outstanding at beginning of year	3,823,328		3,580,220		4,281,490
Granted to officers and key employees	1,429,512		1,614,870		1,429,939
Vested	(1,081,304)		(1,286,934)		(2,077,485)
Forfeited	(87,400)		(84,828)		(53,724)
Outstanding at end of year	4,084,136		3,823,328		3,580,220

Stock options/SARs outstanding and exercisable:

	Outstanding				Exercisable
Exercise Prices	Shares Outstanding at 12/31/14	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value [2]	Shares Outstanding at 12/31/14	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value [2]
$22.17 - 45.64	4,740,246	3.01	$28.93	$301	4,740,246	3.01	$28.93	$301
$57.85 - 63.04	7,634,038	4.31	$59.33	253	7,634,038	4.31	$59.33	253
$66.77 - 73.20	7,744,932	2.02	$72.51	155	7,744,932	2.02	$72.51	155
$86.77 - 89.75	4,195,185	8.06	$89.68	12	420,340	8.15	$89.75	1
$96.31 - 110.09	10,266,682	7.76	$102.04	—	3,451,821	6.40	$103.43	—
	34,581,083		$74.48	$721	23,991,377		$64.46	$710

[1]	No SARs were granted during the years ended December 31, 2014, 2013 or 2012.

[2]
The difference between a stock award’s exercise price and the underlying stock’s market price at December 31, 2014, for awards with market price greater than the exercise price. Amounts are in millions of dollars.

The computations of weighted-average exercise prices and aggregate intrinsic values are not applicable to RSUs since an RSU represents an agreement to issue shares of stock at the time of vesting.  At December 31, 2014, there were 4,084,136 outstanding RSUs with a weighted average remaining contractual life of 1.2 years.

TABLE II— Additional Stock-based Award Information

(Dollars in millions except per share data)	2014	2013	2012
Stock options/SARs activity:
Weighted-average fair value per share of stock awards granted	$29.52	$28.34	$39.20
Intrinsic value of stock awards exercised	$649	$312	$488
Fair value of stock awards vested	$108	$167	$66
Cash received from stock awards exercised	$259	$152	$112

RSUs activity:
Weighted-average fair value per share of stock awards granted	$89.18	$84.05	$104.61
Fair value of stock awards vested	$106	$117	$229

Before tax, stock-based compensation expense for 2014, 2013 and 2012 was $254 million, $231 million and $245 million, respectively, with a corresponding income tax benefit of $79 million, $73 million and $78 million, respectively.

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

The cash tax benefits realized from stock awards exercised for 2014, 2013 and 2012 were $253 million, $127 million and $217 million, respectively. We use the direct only method and tax law ordering approach to calculate the tax effects of stock-based compensation.  In certain jurisdictions, tax deductions for exercises of stock-based awards did not generate a cash benefit.  A tax benefit of approximately $26 million will be recorded in additional paid-in capital when these deductions reduce our future income taxes payable.

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

Our Machinery, Energy & Transportation operations purchase, manufacture and sell products in many locations around the world. As we have a diversified revenue and cost base, we manage our future foreign currency cash flow exposure on a net basis. We use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years.

We generally designate as cash flow hedges at inception of the contract any Australian dollar, Brazilian real, British pound, Canadian dollar, Chinese yuan, euro, Indian rupee, Japanese yen, Mexican peso, Singapore dollar, or Swiss franc forward or option contracts that meet the requirements for hedge accounting and the maturity extends beyond the current quarter-end. Designation is performed on a specific exposure basis to support hedge accounting. The remainder of Machinery, Energy & Transportation foreign currency contracts are undesignated, including any hedges designed to protect our competitive exposure.

As of December 31, 2014, $68 million of deferred net losses, net of tax, included in equity (AOCI in Statement 3), are expected to be reclassified to current earnings (Other income (expense) in Statement 1) over the next twelve months when earnings are affected by the hedged transactions.  The actual amount recorded in Other income (expense) will vary based on exchange rates at the time the hedged transactions impact earnings.

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

Interest rate movements create a degree of risk by affecting the amount of our interest payments and the value of our fixed-rate debt. Our practice is to use interest rate derivatives to manage our exposure to interest rate changes.

Our Machinery, Energy & Transportation operations generally use fixed rate debt as a source of funding.  Our objective is to minimize the cost of borrowed funds.  Our policy allows us to enter into fixed-to-floating interest rate swaps and forward rate agreements to meet that objective. We designate fixed-to-floating interest rate swaps as fair value hedges at inception of the contract, and we designate certain forward rate agreements as cash flow hedges at inception of the contract.

As of December 31, 2014, $4 million of deferred net losses, net of tax, included in equity (AOCI in Statement 3), related to Machinery, Energy & Transportation forward rate agreements, are expected to be reclassified to current earnings (Interest expense excluding Financial Products in Statement 1) over the next twelve months.

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

As of December 31, 2014, $1 million of deferred net losses, net of tax, included in equity (AOCI in Statement 3), related to Financial Products floating-to-fixed interest rate swaps, are expected to be reclassified to current earnings (Interest expense of Financial Products in Statement 1) over the next twelve months.  The actual amount recorded in Interest expense of Financial Products will vary based on interest rates at the time the hedged transactions impact earnings.

We have, at certain times, liquidated fixed-to-floating and floating-to-fixed interest rate swaps at both Machinery, Energy & Transportation and Financial Products.  The gains or losses associated with these swaps at the time of liquidation are amortized into earnings over the original term of the previously designated hedged item.

C.	Commodity price risk

Commodity price movements create a degree of risk by affecting the price we must pay for certain raw material. Our policy is to use commodity forward and option contracts to manage the commodity risk and reduce the cost of purchased materials.

Our Machinery, Energy & Transportation operations purchase base and precious metals embedded in the components we purchase from suppliers.  Our suppliers pass on to us price changes in the commodity portion of the component cost. In addition, we are subject to price changes on energy products such as natural gas and diesel fuel purchased for operational use.

Our objective is to minimize volatility in the price of these commodities. Our policy allows us to enter into commodity forward and option contracts to lock in the purchase price of a portion of these commodities within a five-year horizon. All such commodity forward and option contracts are undesignated.

The location and fair value of derivative instruments reported in Statement 3 are as follows:

	Consolidated Statement of Financial Position Location	Asset (Liability) Fair Value
(Millions of dollars)		Years ended December 31,
		2014	2013	2012
Designated derivatives
Foreign exchange contracts
Machinery, Energy & Transportation	Receivables — trade and other	$25	$54	$28
Machinery, Energy & Transportation	Accrued expenses	(134)	(39)	(66)
Interest rate contracts
Financial Products	Receivables — trade and other	6	7	17
Financial Products	Long-term receivables — trade and other	73	115	209
Financial Products	Accrued expenses	(8)	(6)	(8)
		$(38)	$131	$180

Undesignated derivatives
Foreign exchange contracts
Machinery, Energy & Transportation	Receivables — trade and other	$2	$19	$31
Machinery, Energy & Transportation	Accrued expenses	(43)	(1)	(63)
Financial Products	Receivables — trade and other	5	7	10
Financial Products	Long-term receivables — trade and other	17	9	—
Financial Products	Accrued expenses	(15)	(4)	(6)
Interest rate contracts
Financial Products	Receivables — trade and other	—	—	2
Financial Products	Accrued expenses	—	—	(1)
Commodity contracts
Machinery, Energy & Transportation	Receivables — trade and other	—	—	1
Machinery, Energy & Transportation	Accrued expenses	(14)	—	—
		$(48)	$30	$(26)

The total notional amounts of the derivative instruments are as follows:

	Years ended December 31,
(Millions of dollars)	2014	2013	2012

Machinery, Energy & Transportation	$3,128	$3,565	$4,438
Financial Products	$5,249	$6,743	$9,817

The notional amounts of the derivative financial instruments do not represent amounts exchanged by the parties. The amounts exchanged by the parties are calculated by reference to the notional amounts and by other terms of the derivatives, such as foreign currency exchange rates, interest rates, or commodity prices.

The effect of derivatives designated as hedging instruments on Statement 1 is as follows:

Fair Value Hedges		Year ended December 31, 2014
(Millions of dollars)	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Financial Products	Other income (expense)	$(41)	$23
		$(41)	$23

		Year ended December 31, 2013
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Financial Products	Other income (expense)	$(107)	$114
		$(107)	$114

		Year ended December 31, 2012
	Classification	Gains (Losses) on Derivatives	Gains (Losses) on Borrowings
Interest rate contracts
Financial Products	Other income (expense)	(20)	36
		$(20)	$36

Cash Flow Hedges
(Millions of dollars)	Year ended December 31, 2014
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery, Energy & Transportation	$(118)	Other income (expense)	$5		$—
Interest rate contracts
Machinery, Energy & Transportation	(63)	Interest expense excluding Financial Products	(5)		—
Financial Products	(6)	Interest expense of Financial Products	(6)		—
	$(187)		$(6)		$—

	Year ended December 31, 2013
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery, Energy & Transportation	$(4)	Other income (expense)	$(57)	[2]	$—
Interest rate contracts
Machinery, Energy & Transportation	—	Other income (expense)	(3)		—
Financial Products	(2)	Interest expense of Financial Products	(6)		1	[1]
	$(6)		$(66)		$1

	Year ended December 31, 2012
		Recognized in Earnings
	Amount of Gains (Losses) Recognized in AOCI (Effective Portion)	Classification of Gains (Losses)	Amount of Gains (Losses) Reclassified from AOCI to Earnings		Recognized in Earnings (Ineffective Portion)
Foreign exchange contracts
Machinery, Energy & Transportation	$(78)	Other income (expense)	$(30)	[2]	$—
Interest rate contracts
Financial Products	1	Interest expense of Financial Products	4		(1)	[1]
	$(77)		$(26)		$(1)

[1]	The ineffective portion recognized in earnings is included in Other income (expense).

[2]
Includes $3 million and $7 million of losses reclassified from AOCI to Other income (expense) in 2013 and 2012, respectively as certain derivatives were dedesignated as the related transactions are no longer probable to occur.

The effect of derivatives not designated as hedging instruments on Statement 1 is as follows:

		Years ended December 31,
(Millions of dollars)	Classification of Gains (Losses)	2014	2013	2012
Foreign exchange contracts
Machinery, Energy & Transportation	Other income (expense)	$(60)	$17	$62
Financial Products	Other income (expense)	(47)	8	6
Interest rate contracts
Machinery, Energy & Transportation	Other income (expense)	2	(1)	2
Financial Products	Other income (expense)	—	(3)	—
Commodity contracts
Machinery, Energy & Transportation	Other income (expense)	(15)	(3)	2
		$(120)	$18	$72

We enter into International Swaps and Derivatives Association (ISDA) master netting agreements within Machinery, Energy & Transportation and Financial Products that permit the net settlement of amounts owed under their respective derivative contracts. Under these master netting agreements, net settlement generally permits the company or the counterparty to determine the net amount payable for contracts due on the same date and in the same currency for similar types of derivative transactions. The master netting agreements generally also provide for net settlement of all outstanding contracts with a counterparty in the case of an event of default or a termination event.

Collateral is generally not required of the counterparties or of our company under the master netting agreements. As of December 31, 2014, 2013 and 2012, no cash collateral was received or pledged under the master netting agreements.

The effect of the net settlement provisions of the master netting agreements on our derivative balances upon an event of default or termination event is as follows:

December 31, 2014				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount of Assets
Derivatives
Machinery, Energy & Transportation	$27	$—	$27	$(27)	$—	$—
Financial Products	101	—	101	(8)	—	93
Total	$128	$—	$128	$(35)	$—	$93

December 31, 2014				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount of Liabilities
Derivatives
Machinery, Energy & Transportation	$(191)	$—	$(191)	$27	$—	$(164)
Financial Products	(23)	—	(23)	8	—	(15)
Total	$(214)	$—	$(214)	$35	$—	$(179)

December 31, 2013				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount of Assets
Derivatives
Machinery, Energy & Transportation	$73	$—	$73	$(32)	$—	$41
Financial Products	138	—	138	(9)	—	129
Total	$211	$—	$211	$(41)	$—	$170

December 31, 2013				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount of Liabilities
Derivatives
Machinery, Energy & Transportation	$(40)	$—	$(40)	$32	$—	$(8)
Financial Products	(10)	—	(10)	9	—	(1)
Total	$(50)	$—	$(50)	$41	$—	$(9)

December 31, 2012				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Assets	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Assets Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Received	Net Amount of Assets
Derivatives
Machinery, Energy & Transportation	$60	$—	$60	$(59)	$—	$1
Financial Products	238	—	238	(12)	—	226
Total	$298	$—	$298	$(71)	$—	$227

December 31, 2012				Gross Amounts Not Offset in the Statement of Financial Position
(Millions of dollars)	Gross Amount of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Position	Net Amount of Liabilities Presented in the Statement of Financial Position	Financial Instruments	Cash Collateral Pledged	Net Amount of Liabilities
Derivatives
Machinery, Energy & Transportation	$(129)	$—	$(129)	$59	$—	$(70)
Financial Products	(15)	—	(15)	12	—	(3)
Total	$(144)	$—	$(144)	$71	$—	$(73)

4.	Other income (expense)

	Years ended December 31,
(Millions of dollars)	2014	2013	2012
Investment and interest income	$66	$84	$82
Foreign exchange gains (losses) [1]	54	(254)	(116)
License fee income	128	114	99
Gains (losses) on sale of securities and affiliated companies	36	21	4
Miscellaneous income (loss)	(45)	—	61
Total	$239	$(35)	$130

[1]	Includes gains (losses) from foreign exchange derivative contracts. See Note 3 for further details.

5.	Income taxes

The components of profit before taxes were:
	Years ended December 31,
(Millions of dollars)	2014	2013	2012
U.S.	$2,022	$1,938	$4,090
Non-U.S.	3,061	3,190	4,146
	$5,083	$5,128	$8,236

Profit before taxes, as shown above, is based on the location of the entity to which such earnings are attributable. Where an entity’s earnings are subject to taxation, however, may not correlate solely to where an entity is located.  Thus, the income tax provision shown below as U.S. or non-U.S. may not correspond to the earnings shown above.

The components of the provision (benefit) for income taxes were:
	Years ended December 31,
(Millions of dollars)	2014	2013	2012
Current tax provision (benefit):
U.S.	$715	$407	$971
Non-U.S.	883	805	1,250
State (U.S.)	48	33	56
	1,646	1,245	2,277

Deferred tax provision (benefit):
U.S.	(167)	79	332
Non-U.S.	(77)	(7)	(89)
State (U.S.)	(22)	2	8
	(266)	74	251
Total provision (benefit) for income taxes	$1,380	$1,319	$2,528

We paid net income tax and related interest of $1,595 million, $1,544 million and $2,396 million in 2014, 2013 and 2012, respectively.

Reconciliation of the U.S. federal statutory rate to effective rate:

	Years ended December 31,
(Millions of dollars)	2014		2013		2012
Taxes at U.S. statutory rate	$1,779	35.0%	$1,795	35.0%	$2,882	35.0%
(Decreases) increases in taxes resulting from:
Non-U.S. subsidiaries taxed at other than 35%	(249)	(4.9)%	(268)	(5.2)%	(342)	(4.2)%
State and local taxes, net of federal	17	0.3%	23	0.4%	55	0.7%
Interest and penalties, net of tax	12	0.2%	4	0.1%	22	0.3%
U.S. research and production incentives	(125)	(2.4)%	(91)	(1.8)%	(80)	(1.0)%
Other—net	(10)	(0.2)%	(2)	—%	(27)	(0.3)%
	1,424	28.0%	1,461	28.5%	2,510	30.5%

Prior year tax and interest adjustments	(21)	(0.4)%	(55)	(1.1)%	(300)	(3.7)%
Nondeductible goodwill	—	—%	—	—%	318	3.9%
Release of valuation allowances	(23)	(0.5)%	—	—%	—	—%
Tax law changes	—	—%	(87)	(1.7)%	—	—%
Provision (benefit) for income taxes	$1,380	27.1%	$1,319	25.7%	$2,528	30.7%

The provision for income taxes for 2014 included a benefit of $23 million for the release of a valuation allowance against the deferred tax assets of a non-U.S. subsidiary and a net benefit of $21 million to adjust prior years' U.S. taxes and interest. The net benefit for prior years' U.S. taxes and interest included a $33 million benefit to reflect a settlement with the U.S. Internal Revenue Service (IRS) related to 1992 through 1994 which resulted in a $16 million benefit to remeasure previously unrecognized tax benefits and a $17 million benefit to adjust related interest, net of tax. This benefit of $33 million was offset by a net charge of $12 million to adjust prior years' U.S. taxes that included a charge of $55 million to correct for an error which resulted in an understatement of tax liabilities for prior years. Management has concluded that the error was not material to any period presented.

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

We have recorded income tax expense at U.S. tax rates on all profits, except for undistributed profits of non-U.S. subsidiaries of approximately $18 billion which are considered indefinitely reinvested.  Determination of the amount of unrecognized deferred tax liability related to indefinitely reinvested profits is not feasible.  If management intentions or U.S. tax law changes in the future, there may be a significant negative impact on the provision for income taxes to record an incremental tax liability in the period the change occurs.

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

	December 31,
(Millions of dollars)	2014	2013	2012
Assets:
Deferred and refundable income taxes	$992	$877	$979
Noncurrent deferred and refundable income taxes	1,267	456	1,863
	2,259	1,333	2,842
Liabilities:
Other current liabilities	62	86	66
Other liabilities	414	447	484
Deferred income taxes—net	$1,783	$800	$2,292

Deferred income tax assets and liabilities:
	December 31,
(Millions of dollars)	2014	2013	2012
Deferred income tax assets:
Pension	$1,513	$903	$2,100
Postemployment benefits other than pensions	1,514	1,435	1,678
Tax carryforwards	826	760	663
Warranty reserves	346	313	358
Stock-based compensation	327	320	281
Inventory	123	112	195
Allowance for credit losses	198	184	170
Post sale discounts	175	146	141
Deferred compensation	132	126	110
Other—net	549	524	491
	5,703	4,823	6,187

Deferred income tax liabilities:
Capital and intangible assets	(2,625)	(2,815)	(2,759)
Bond discount	(233)	(240)	(249)
Translation	(252)	(133)	(173)
Undistributed profits of non-U.S. subsidiaries	(69)	(90)	(128)
	(3,179)	(3,278)	(3,309)
Valuation allowance for deferred tax assets	(741)	(745)	(586)
Deferred income taxes—net	$1,783	$800	$2,292

At December 31, 2014, approximately $568 million of U.S. state tax net operating losses (NOLs) and $158 million of U.S. state tax credit carryforwards were available. The state NOLs primarily expire between 2015 and 2034.  The state tax credit carryforwards primarily expire over the next five years with certain carryforwards set to expire over the next fifteen years.  We established a valuation allowance of $162 million for those state NOLs and credit carryforwards that are more likely than not to expire prior to utilization.

At December 31, 2014, approximately $61 million of U.S. foreign tax credits were available for carryforward. These credits expire in 2025.

At December 31, 2014, amounts and expiration dates of net operating loss carryforwards in various non-U.S. taxing jurisdictions were:

(Millions of dollars)
2015	2016	2017	2018	2019-2035	Unlimited	Total
$7	$5	$14	$96	$700	$1,389	$2,211

At December 31, 2014 a valuation allowance of $579 million has been recorded at certain non-U.S. entities that have not yet demonstrated consistent and/or sustainable profitability to support the realization of net deferred tax assets.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, follows.

Reconciliation of unrecognized tax benefits: [1]
	Years ended December 31,
(Millions of dollars)	2014	2013	2012
Balance at January 1,	$759	$715	$958

Additions for tax positions related to current year	58	63	64
Additions for tax positions related to prior years	84	52	178
Reductions for tax positions related to prior years	(31)	(31)	(266)
Reductions for settlements [2]	(18)	(15)	(191)
Reductions for expiration of statute of limitations	(6)	(25)	(28)

Balance at December 31,	$846	$759	$715

Amount that, if recognized, would impact the effective tax rate	$804	$726	$669

[1]	Foreign currency translation amounts are included within each line as applicable.

[2]	Includes cash payment or other reduction of assets to settle liability.

We classify interest and penalties on income taxes as a component of the provision for income taxes. We recognized a net provision (benefit) for interest and penalties of $3 million, $7 million and $(114) million during the years ended December 31, 2014, 2013 and 2012, respectively. The 2012 amount includes a benefit from adjustments for the 2000 through 2006 settlement discussed previously. The total amount of interest and penalties accrued was $61 million, $59 million and $134 million as of December 31, 2014, 2013 and 2012, respectively.

On January 30, 2015, we received a Revenue Agent's Report (RAR) from the Internal Revenue Service (IRS) indicating the end of the field examination of our U.S. tax returns for 2007 to 2009 including the impact of a loss carryback to 2005. The RAR proposed tax increases and penalties for these years of approximately $1 billion primarily related to two significant areas that we intend to vigorously contest through the IRS Appeals process. In the first area, the IRS has proposed to tax in the United States profits earned from certain parts transactions by one of our non-U.S. subsidiaries, Caterpillar SARL (CSARL), based on the IRS examination team’s application of the “substance-over-form” or “assignment-of-income” judicial doctrines. We believe that the relevant transactions complied with applicable tax laws and did not violate judicial doctrines. We have filed U.S. tax returns on this same basis for years after 2009. In the second area, the IRS disallowed approximately $125 million of foreign tax credits that arose as a result of certain financings unrelated to CSARL. Based on the information currently available, we do not anticipate a significant increase or decrease to our recognized tax benefits for these matters within the next 12 months. We currently believe the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations. We expect the IRS field examination of our U.S. tax returns for 2010 to 2012 to begin in 2015. In our major non-U.S. jurisdictions, tax years are typically subject to examination for three to eight years.

6.	Cat Financial Financing Activities

A.	Wholesale inventory receivables

Wholesale inventory receivables are receivables of Cat Financial that arise when Cat Financial provides financing for a dealer’s purchase of inventory. These receivables are included in Receivables—trade and other and Long-term receivables—trade and other in Statement 3 and were $2,170 million, $1,945 million, and $2,152 million at December 31, 2014, 2013 and 2012, respectively.

Contractual maturities of outstanding wholesale inventory receivables:
(Millions of dollars)	December 31, 2014
Amounts Due In	Wholesale Installment Contracts	Wholesale Finance Leases	Wholesale Notes	Total
2015	$200	$109	$867	$1,176
2016	109	85	262	456
2017	70	58	202	330
2018	39	27	17	83
2019	15	7	—	22
Thereafter	3	2	—	5
	436	288	1,348	2,072
Guaranteed residual value	—	98	—	98
Unguaranteed residual value	—	38	—	38
Less: Unearned income	(7)	(28)	(3)	(38)
Total	$429	$396	$1,345	$2,170

Please refer to Note 18 and Table III for fair value information.

B.	Finance receivables

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

Contractual maturities of outstanding finance receivables:
(Millions of dollars)	December 31, 2014
Amounts Due In	Retail Installment Contracts	Retail Finance Leases	Retail Notes	Total
2015	$2,308	$2,956	$3,891	$9,155
2016	1,736	2,064	2,238	6,038
2017	1,184	1,159	1,896	4,239
2018	587	513	1,069	2,169
2019	174	209	848	1,231
Thereafter	10	131	970	1,111
	5,999	7,032	10,912	23,943
Guaranteed residual value	—	323	—	323
Unguaranteed residual value	—	622	—	622
Less: Unearned income	(106)	(630)	(86)	(822)
Total	$5,893	$7,347	$10,826	$24,066

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

At December 31, 2014, 2013 and 2012, there were no impaired loans or finance leases for the Dealer portfolio segment.  The average recorded investment for impaired loans and finance leases within the Dealer portfolio segment was zero during 2014, 2013 and 2012.

Individually impaired loans and finance leases for the Customer portfolio segment were as follows:

	December 31, 2014
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$14	$14	$—
Europe	44	43	—
Asia Pacific	1	1	—
Mining	29	29	—
Latin America	34	34	—
Caterpillar Power Finance	129	128	—
Total	$251	$249	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$6	$6	$1
Europe	12	12	4
Asia Pacific	29	29	8
Mining	138	137	9
Latin America	42	42	12
Caterpillar Power Finance	135	134	41
Total	$362	$360	$75

Total Impaired Loans and Finance Leases
Customer
North America	$20	$20	$1
Europe	56	55	4
Asia Pacific	30	30	8
Mining	167	166	9
Latin America	76	76	12
Caterpillar Power Finance	264	262	41
Total	$613	$609	$75

	December 31, 2013
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$23	$22	$—
Europe	48	47	—
Asia Pacific	7	7	—
Mining	134	134	—
Latin America	11	11	—
Caterpillar Power Finance	223	222	—
Total	$446	$443	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$13	$13	$4
Europe	20	19	7
Asia Pacific	16	16	2
Mining	—	—	—
Latin America	23	23	6
Caterpillar Power Finance	110	106	51
Total	$182	$177	$70

Total Impaired Loans and Finance Leases
Customer
North America	$36	$35	$4
Europe	68	66	7
Asia Pacific	23	23	2
Mining	134	134	—
Latin America	34	34	6
Caterpillar Power Finance	333	328	51
Total	$628	$620	$70

	December 31, 2012
(Millions of dollars)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$28	$27	$—
Europe	45	45	—
Asia Pacific	2	2	—
Mining	1	1	—
Latin America	7	7	—
Caterpillar Power Finance	295	295	—
Total	$378	$377	$—

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$25	$23	$7
Europe	28	26	11
Asia Pacific	19	19	4
Mining	—	—	—
Latin America	30	30	8
Caterpillar Power Finance	113	109	24
Total	$215	$207	$54

Total Impaired Loans and Finance Leases
Customer
North America	$53	$50	$7
Europe	73	71	11
Asia Pacific	21	21	4
Mining	1	1	—
Latin America	37	37	8
Caterpillar Power Finance	408	404	24
Total	$593	$584	$54

	Years ended December 31,
	2014		2013		2012
(Millions of dollars)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Impaired Loans and Finance Leases With No Allowance Recorded
Customer
North America	$20	$1	$25	$3	$50	$3
Europe	47	1	49	1	45	1
Asia Pacific	3	—	4	—	3	—
Mining	69	3	61	3	8	—
Latin America	30	—	11	—	6	—
Caterpillar Power Finance	164	6	271	5	220	2
Total	$333	$11	$421	$12	$332	$6

Impaired Loans and Finance Leases With An Allowance Recorded
Customer
North America	$9	$—	$18	$1	$25	$1
Europe	21	1	22	1	27	1
Asia Pacific	22	1	18	1	15	1
Mining	90	7	1	—	—	—
Latin America	36	1	44	2	27	2
Caterpillar Power Finance	96	2	135	1	94	—
Total	$274	$12	$238	$6	$188	$5

Total Impaired Loans and Finance Leases
Customer
North America	$29	$1	$43	$4	$75	$4
Europe	68	2	71	2	72	2
Asia Pacific	25	1	22	1	18	1
Mining	159	10	62	3	8	—
Latin America	66	1	55	2	33	2
Caterpillar Power Finance	260	8	406	6	314	2
Total	$607	$23	$659	$18	$520	$11

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

As of December 31, 2014, 2013 and 2012, there were no loans or finance leases on non-accrual status for the Dealer portfolio segment.

The investment in customer loans and finance leases on non-accrual status was as follows:

	December 31,
(Millions of dollars)	2014	2013	2012
Customer
North America	$27	$26	$59
Europe	28	28	38
Asia Pacific	54	50	36
Mining	62	23	12
Latin America	201	179	148
Caterpillar Power Finance	96	119	220
Total	$468	$425	$513

Aging related to loans and finance leases was as follows:

(Millions of dollars)	December 31, 2014
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$46	$8	$27	$81	$7,192	$7,273	$4
Europe	16	23	29	68	2,607	2,675	6
Asia Pacific	29	22	69	120	2,316	2,436	16
Mining	28	—	11	39	2,084	2,123	—
Latin America	55	23	196	274	2,583	2,857	8
Caterpillar Power Finance	1	4	64	69	3,079	3,148	1
Dealer
North America	—	—	—	—	2,189	2,189	—
Europe	—	—	—	—	153	153	—
Asia Pacific	—	—	—	—	566	566	—
Mining	—	—	—	—	—	—	—
Latin America	—	—	—	—	646	646	—
Caterpillar Power Finance	—	—	—	—	—	—	—
Total	$175	$80	$396	$651	$23,415	$24,066	$35

(Millions of dollars)	December 31, 2013
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$37	$12	$24	$73	$6,508	$6,581	$—
Europe	26	15	29	70	2,805	2,875	6
Asia Pacific	54	23	59	136	2,752	2,888	11
Mining	3	—	12	15	2,128	2,143	—
Latin America	54	25	165	244	2,474	2,718	5
Caterpillar Power Finance	55	30	60	145	2,946	3,091	—
Dealer
North America	—	—	—	—	2,283	2,283	—
Europe	—	—	—	—	150	150	—
Asia Pacific	—	—	—	—	583	583	—
Mining	—	—	—	—	1	1	—
Latin America	—	—	—	—	748	748	—
Caterpillar Power Finance	—	—	—	—	—	—	—
Total	$229	$105	$349	$683	$23,378	$24,061	$22

(Millions of dollars)	December 31, 2012
	31-60 Days Past Due	61-90 Days Past Due	91+ Days Past Due	Total Past Due	Current	Total Finance Receivables	91+ Still Accruing
Customer
North America	$35	$8	$52	$95	$5,872	$5,967	$—
Europe	23	9	36	68	2,487	2,555	6
Asia Pacific	53	19	54	126	2,912	3,038	18
Mining	—	1	12	13	1,960	1,973	—
Latin America	62	19	138	219	2,500	2,719	—
Caterpillar Power Finance	15	14	126	155	3,017	3,172	4
Dealer
North America	—	—	—	—	2,063	2,063	—
Europe	—	—	—	—	185	185	—
Asia Pacific	—	—	—	—	751	751	—
Mining	—	—	—	—	1	1	—
Latin America	—	—	—	—	884	884	—
Caterpillar Power Finance	—	—	—	—	—	—	—
Total	$188	$70	$418	$676	$22,632	$23,308	$28

Allowance for credit loss activity
An analysis of the allowance for credit losses during 2014, 2013 and 2012 was as follows:

(Millions of dollars)	December 31, 2014
	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$365	$10	$375
Receivables written off	(151)	—	(151)
Recoveries on receivables previously written off	47	—	47
Provision for credit losses	150	—	150
Other	(23)	—	(23)
Balance at end of year	$388	$10	$398

Individually evaluated for impairment	$75	$—	$75
Collectively evaluated for impairment	313	10	323
Ending Balance	$388	$10	$398

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$613	$—	$613
Collectively evaluated for impairment	19,899	3,554	23,453
Ending Balance	$20,512	$3,554	$24,066

(Millions of dollars)	December 31, 2013
	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$414	$9	$423
Receivables written off	(179)	—	(179)
Recoveries on receivables previously written off	56	—	56
Provision for credit losses	83	1	84
Other	(9)	—	(9)
Balance at end of year	$365	$10	$375

Individually evaluated for impairment	$70	$—	$70
Collectively evaluated for impairment	295	10	305
Ending Balance	$365	$10	$375

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$628	$—	$628
Collectively evaluated for impairment	19,668	3,765	23,433
Ending Balance	$20,296	$3,765	$24,061

(Millions of dollars)	December 31, 2012
	Customer	Dealer	Total
Allowance for Credit Losses:
Balance at beginning of year	$360	$6	$366
Receivables written off	(149)	—	(149)
Recoveries on receivables previously written off	47	—	47
Provision for credit losses	157	3	160
Other	(1)	—	(1)
Balance at end of year	$414	$9	$423

Individually evaluated for impairment	$54	$—	$54
Collectively evaluated for impairment	360	9	369
Ending Balance	$414	$9	$423

Recorded Investment in Finance Receivables:
Individually evaluated for impairment	$593	$—	$593
Collectively evaluated for impairment	18,831	3,884	22,715
Ending Balance	$19,424	$3,884	$23,308

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

The recorded investment in performing and non-performing finance receivables was as follows:

(Millions of dollars)	December 31, 2014
	Customer	Dealer	Total
Performing
North America	$7,246	$2,189	$9,435
Europe	2,647	153	2,800
Asia Pacific	2,382	566	2,948
Mining	2,061	—	2,061
Latin America	2,656	646	3,302
Caterpillar Power Finance	3,052	—	3,052
Total Performing	$20,044	$3,554	$23,598

Non-Performing
North America	$27	$—	$27
Europe	28	—	28
Asia Pacific	54	—	54
Mining	62	—	62
Latin America	201	—	201
Caterpillar Power Finance	96	—	96
Total Non-Performing	$468	$—	$468

Performing & Non-Performing
North America	$7,273	$2,189	$9,462
Europe	2,675	153	2,828
Asia Pacific	2,436	566	3,002
Mining	2,123	—	2,123
Latin America	2,857	646	3,503
Caterpillar Power Finance	3,148	—	3,148
Total	$20,512	$3,554	$24,066

(Millions of dollars)	December 31, 2013
	Customer	Dealer	Total
Performing
North America	$6,555	$2,283	$8,838
Europe	2,847	150	2,997
Asia Pacific	2,838	583	3,421
Mining	2,120	1	2,121
Latin America	2,539	748	3,287
Caterpillar Power Finance	2,972	—	2,972
Total Performing	$19,871	$3,765	$23,636

Non-Performing
North America	$26	$—	$26
Europe	28	—	28
Asia Pacific	50	—	50
Mining	23	—	23
Latin America	179	—	179
Caterpillar Power Finance	119	—	119
Total Non-Performing	$425	$—	$425

Performing & Non-Performing
North America	$6,581	$2,283	$8,864
Europe	2,875	150	3,025
Asia Pacific	2,888	583	3,471
Mining	2,143	1	2,144
Latin America	2,718	748	3,466
Caterpillar Power Finance	3,091	—	3,091
Total	$20,296	$3,765	$24,061

(Millions of dollars)	December 31, 2012
	Customer	Dealer	Total
Performing
North America	$5,908	$2,063	$7,971
Europe	2,517	185	2,702
Asia Pacific	3,002	751	3,753
Mining	1,961	1	1,962
Latin America	2,571	884	3,455
Caterpillar Power Finance	2,952	—	2,952
Total Performing	$18,911	$3,884	$22,795

Non-Performing
North America	$59	$—	$59
Europe	38	—	38
Asia Pacific	36	—	36
Mining	12	—	12
Latin America	148	—	148
Caterpillar Power Finance	220	—	220
Total Non-Performing	$513	$—	$513

Performing & Non-Performing
North America	$5,967	$2,063	$8,030
Europe	2,555	185	2,740
Asia Pacific	3,038	751	3,789
Mining	1,973	1	1,974
Latin America	2,719	884	3,603
Caterpillar Power Finance	3,172	—	3,172
Total	$19,424	$3,884	$23,308

Troubled Debt Restructurings

A restructuring of a loan or finance lease receivable constitutes a troubled debt restructuring (TDR) when the lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties.  Concessions granted may include extended contract maturities, inclusion of interest only periods, below market interest rates, extended skip payment periods and reduction of principal and/or accrued interest.

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

There were no loans or finance lease receivables modified as TDRs during the years ended December 31, 2014, 2013 or 2012 for the Dealer portfolio segment.

Loan and finance lease receivables in the Customer portfolio segment modified as TDRs during the years ended December 31, 2014, 2013, and 2012 were as follows:

(Millions of dollars)	Year ended December 31, 2014
	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Customer
North America	34	$12	$7
Europe	8	7	7
Asia Pacific	2	—	—
Mining	51	185	176
Latin America	51	32	31
Caterpillar Power Finance [1]	18	137	139
Total [2]	164	$373	$360

	Year ended December 31, 2013
	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Customer
North America	62	$9	$9
Europe	51	7	7
Asia Pacific	3	1	1
Mining	45	123	123
Latin America	16	2	2
Caterpillar Power Finance [1]	17	153	157
Total [2]	194	$295	$299

	Year ended December 31, 2012
	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Customer
North America	98	$15	$15
Europe	21	8	8
Asia Pacific	12	3	3
Mining	—	—	—
Latin America	41	5	5
Caterpillar Power Finance [1]	27	253	253
Total [2]	199	$284	$284

[1]
During the year ended December 31, 2014, no additional funds were subsequently loaned to a borrower whose terms had been modified in a TDR. During the years ended December 31, 2013 and 2012, $25 million and $24 million, respectively, of additional funds were subsequently loaned to a borrower whose terms had been modified in a TDR. The $25 million and $24 million of additional funds are not reflected in the table above as no incremental modifications have been made with the borrower during the periods presented. At December 31, 2014, there were no remaining commitments to lend additional funds to a borrower whose terms have been modified in a TDR.

[2]	Modifications include extended contract maturities, inclusion of interest only periods, below market interest rates, extended skip payment periods and reduction of principal and/or accrued interest.

TDRs in the Customer portfolio segment with a payment default during the years ended December 31, 2014, 2013, and 2012 which had been modified within twelve months prior to the default date, were as follows:

(Millions of dollars)	Year ended December 31, 2014		Year ended December 31, 2013		Year ended December 31, 2012
	Number of Contracts	Post-TDR Recorded Investment	Number of Contracts	Post-TDR Recorded Investment	Number of Contracts	Post-TDR Recorded Investment
Customer
North America	11	$1	19	$4	49	$4
Europe	46	2	5	—	—	—
Asia Pacific	—	—	—	—	2	1
Mining	—	—	—	—	—	—
Latin America	11	1	—	—	—	—
Caterpillar Power Finance	—	—	2	3	16	21
Total	68	$4	26	$7	67	$26

7.	Inventories

Inventories (principally using the LIFO method) are comprised of the following:

	December 31,
(Millions of dollars)	2014	2013	2012
Raw materials	$2,986	$2,966	$3,573
Work-in-process	2,455	2,589	2,920
Finished goods	6,504	6,785	8,767
Supplies	260	285	287
Total inventories	$12,205	$12,625	$15,547

We had long-term material purchase obligations of approximately $2,142 million at December 31, 2014.

During 2013 inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with current costs. In 2013, the effect of this reduction of inventory decreased Cost of goods sold by approximately $115 million and increased Profit by approximately $81 million or $0.12 per share. There were no significant LIFO liquidations during 2014 or 2012.

8.	Property, plant and equipment

		December 31,
(Millions of dollars)	Useful Lives (Years)	2014	2013	2012
Land	—	$665	$688	$723
Buildings and land improvements	20-45	7,119	6,928	6,214
Machinery, equipment and other	3-10	16,971	16,793	16,073
Equipment leased to others	1-10	5,596	5,365	4,658
Construction-in-process	—	1,221	1,542	2,264
Total property, plant and equipment, at cost		31,572	31,316	29,932
Less: Accumulated depreciation		(14,995)	(14,241)	(13,471)
Property, plant and equipment–net		$16,577	$17,075	$16,461

We had commitments for the purchase or construction of capital assets of approximately $294 million at December 31, 2014.

Assets recorded under capital leases: [1]
	December 31,
(Millions of dollars)	2014	2013	2012
Gross capital leases [2]	$111	$125	$134
Less: Accumulated depreciation	(52)	(50)	(58)
Net capital leases	$59	$75	$76

[1]	Included in Property, plant and equipment table above.

[2]	Consists primarily of machinery and equipment.

At December 31, 2014, scheduled minimum rental payments on assets recorded under capital leases were:

(Millions of dollars)
2015	2016	2017	2018	2019	Thereafter
$8	$26	$10	$7	$7	$35

Equipment leased to others (primarily by Cat Financial):
	December 31,
(Millions of dollars)	2014	2013	2012
Equipment leased to others–at original cost	$5,596	$5,365	$4,658
Less: Accumulated depreciation	(1,565)	(1,521)	(1,383)
Equipment leased to others–net	$4,031	$3,844	$3,275

At December 31, 2014, scheduled minimum rental payments to be received for equipment leased to others were:

(Millions of dollars)
2015	2016	2017	2018	2019	Thereafter
$951	$621	$353	$180	$73	$28

9.	Investments in unconsolidated affiliated companies

Combined financial information of the unconsolidated affiliated companies accounted for by the equity method (generally on a lag of 3 months or less) was as follows:

Results of Operations of unconsolidated affiliated companies:
	Years ended December 31,
(Millions of dollars)	2014	2013	2012
Results of Operations:
Sales	$1,662	$1,336	$1,084
Cost of sales	1,292	1,048	872
Gross profit	$370	$288	$212

Profit (loss)	$(30)	$(28)	$28

Financial Position of unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2014	2013	2012
Financial Position:
Assets:
Current assets	$716	$683	$715
Property, plant and equipment–net	653	710	529
Other assets	557	608	616
	1,926	2,001	1,860
Liabilities:
Current liabilities	518	437	443
Long-term debt due after one year	867	900	708
Other liabilities	215	262	170
	1,600	1,599	1,321
Equity	$326	$402	$539

Caterpillar’s investments in unconsolidated affiliated companies:
	December 31,
(Millions of dollars)	2014	2013	2012
Investments in equity method companies	$248	$262	$256
Plus: Investments in cost method companies	9	10	16
Total investments in unconsolidated affiliated companies	$257	$272	$272

10.  Intangible assets and goodwill

A.	Intangible assets

Intangible assets are comprised of the following:

		December 31, 2014
(Millions of dollars)	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,489	$(669)	$1,820
Intellectual property	11	1,724	(578)	1,146
Other	11	239	(129)	110
Total finite-lived intangible assets	14	$4,452	$(1,376)	$3,076

		December 31, 2013
	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,653	$(539)	$2,114
Intellectual property	11	1,821	(495)	1,326
Other	10	274	(136)	138
Total finite-lived intangible assets	13	4,748	(1,170)	3,578
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$4,766	$(1,170)	$3,596

		December 31, 2012
	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	15	$2,756	$(377)	$2,379
Intellectual property	12	1,767	(342)	1,425
Other	10	299	(105)	194
Total finite-lived intangible assets	13	4,822	(824)	3,998
Indefinite-lived intangible assets - In-process research & development		18	—	18
Total intangible assets		$4,840	$(824)	$4,016

Gross customer relationship intangibles of $48 million and related accumulated amortization of $9 million were divested during 2014, and are not included in the December 31, 2014 balances in the table above. These transactions were related to the divestiture of portions of the Bucyrus distribution business. See Note 26 for additional information on divestitures.

In-process research & development indefinite-lived intangibles of $18 million from the Energy & Transportation segment were impaired during 2014. Fair value of the intangibles was determined using an income approach based on the present value of discounted cash flows. The impairment of $18 million was recognized in Other operating (income) expenses in Statement 1 and included in the Energy & Transportation segment.

During 2013, we acquired finite-lived intangible assets aggregating $70 million due to the purchase of Johan Walter Berg AB (Berg). See Note 24 for details on this acquisition.

Gross customer relationship intangibles of $168 million and related accumulated amortization of $25 million were reclassified from Intangible assets to assets held for sale and/or divested during 2013, and are not included in the December 31, 2013 balances in the table above. These transactions were related to the divestiture of portions of the Bucyrus distribution business. See Note 26 for additional information on divestitures.

During 2012, we acquired finite-lived intangible assets aggregating $120 million due to purchases of ERA Mining Machinery Limited (Siwei) ($112 million) and Caterpillar Tohoku Ltd. (Cat Tohoku) ($8 million). See Note 24 for details on these acquisitions.

Gross customer relationship intangibles of $207 million with related accumulated amortization of $93 million were reclassified from Intangible assets to held for sale and/or divested during 2012, and are not included in the December 31, 2012 balances in the table above. These transactions primarily related to the divestiture of portions of the Bucyrus distribution business and our third party logistics business. See Note 26 for additional information on divestitures.

Gross customer relationship intangibles of $51 million with related accumulated amortization of $29 million from the All Other segments were impaired during 2012. Fair value of the intangibles was determined using an income approach based on the present value of discounted cash flows. The impairment of $22 million was recognized in Other operating (income) expenses in Statement 1 and included in the All Other segments.

Finite-lived intangible assets are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired.  Indefinite-lived intangible assets are tested for impairment at least annually.

Amortization expense related to intangible assets was $365 million, $371 million and $387 million for 2014, 2013 and 2012, respectively.

As of December 31, 2014, amortization expense related to intangible assets is expected to be:

(Millions of dollars)
2015	2016	2017	2018	2019	Thereafter
$345	$323	$322	$320	$318	$1,448

B.	Goodwill

During 2013, we acquired net assets with related goodwill of $106 million due to the purchase of Berg. In 2014, we finalized the allocation of the Berg purchase price to identifiable assets and liabilities, adjusting goodwill from our December 31, 2013 preliminary allocation by an increase of $7 million. See Note 24 for details on this acquisition.

There were no goodwill impairments during 2014 or 2013.

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

Because of the accounting misconduct identified in the fourth quarter of 2012, Siwei's goodwill was tested for impairment as of November 30, 2012. We determined the carrying value of Siwei, which was a separate reporting unit, exceeded its fair value at the measurement date, requiring step two in the impairment test process.  The fair value of the Siwei reporting unit was determined primarily using an income approach based on the present value of discounted cash flows. We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of $45 million remaining for Siwei as of December 31, 2012. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge is reported in the Resource Industries segment.

Additionally, during 2012, we recorded goodwill of $22 million related to the acquisition of Cat Tohoku. See Note 24 for details on this acquisition.

Goodwill of $15 million, $65 million and $181 million was reclassified to held for sale and/or divested during 2014, 2013 and 2012, respectively, and is not included in the December 31, 2014, 2013 and 2012 respective balances in the table below. The reclassified/divested amount in 2014 and 2012 primarily related to the divestiture of portions of the Bucyrus distribution business. The reclassified/divested amounts in 2013 was related to the divestiture of portions of the Bucyrus distribution business and the sale of certain Energy & Transportation assets that were accounted for as a business. See Note 26 for additional information on divestitures.

As discussed in Note 23, effective January 1, 2014, we revised our reportable segments in line with the changes to our organization structure. Our reporting units did not significantly change as a result of the changes to our reportable segments.

The changes in carrying amount of goodwill by reportable segment for the years ended December 31, 2014, 2013 and 2012 were as follows:

(Millions of dollars)	December 31, 2013	Acquisitions [1]	Held for Sale and Business Divestitures [2]	Impairment Loss	Other Adjustments [3]	December 31, 2014
Construction Industries
Goodwill	$291	$—	$—	$—	$(16)	$275
Resource Industries
Goodwill	4,468	—	(15)	—	(166)	4,287
Impairments	(580)	—	—	—	—	(580)
Net goodwill	3,888	—	(15)	—	(166)	3,707
Energy & Transportation
Goodwill	2,600	7	—	—	(65)	2,542
All Other [4]
Goodwill	199	—	—	—	(7)	192
Impairment	(22)	—	—	—	—	(22)
Net goodwill	177	—	—	—	(7)	170
Consolidated total
Goodwill	7,558	7	(15)	—	(254)	7,296
Impairments	(602)	—	—	—	—	(602)
Net goodwill	$6,956	$7	$(15)	$—	$(254)	$6,694

	December 31, 2012	Acquisitions [1]	Held for Sale and Business Divestitures [2]	Impairment Loss	Other Adjustments [3]	December 31, 2013
Construction Industries
Goodwill	$333	$—	$—	$—	$(42)	$291
Resource Industries
Goodwill	4,511	—	(55)	—	12	4,468
Impairments	(580)	—	—	—	—	(580)
Net goodwill	3,931	—	(55)	—	12	3,888
Energy & Transportation
Goodwill	2,486	106	(10)	—	18	2,600
All Other [4]
Goodwill	214	—	—	—	(15)	199
Impairment	(22)	—	—	—	—	(22)
Net goodwill	192	—	—	—	(15)	177
Consolidated total
Goodwill	7,544	106	(65)	—	(27)	7,558
Impairments	(602)	—	—	—	—	(602)
Net goodwill	$6,942	$106	$(65)	$—	$(27)	$6,956

	December 31, 2011	Acquisitions [1]	Held for Sale and Business Divestitures [2]	Impairment Loss	Other Adjustments [3]	December 31, 2012
Construction Industries
Goodwill	$331	$15	$—	$—	$(13)	$333
Resource Industries
Goodwill	4,073	597	(181)	—	22	4,511
Impairments	—	—	—	(580)	—	(580)
Net goodwill	4,073	597	(181)	(580)	22	3,931
Energy & Transportation
Goodwill	2,486	9	—	—	(9)	2,486
All Other [4]
Goodwill	212	7	—	—	(5)	214
Impairment	(22)	—	—	—	—	(22)
Net goodwill	190	7	—	—	(5)	192
Consolidated total
Goodwill	7,102	628	(181)	—	(5)	7,544
Impairments	(22)	—	—	(580)	—	(602)
Net goodwill	$7,080	$628	$(181)	$(580)	$(5)	$6,942

[1]	See Note 24 for additional information.

[2]	See Note 26 for additional information.

[3]	Other adjustments are comprised primarily of foreign currency translation.

[4]	Includes All Other operating segments (See Note 23).

11.	Available-for-sale securities

We have investments in certain debt and equity securities, primarily at Insurance Services, that have been classified as available-for-sale and recorded at fair value based upon quoted market prices.  These investments are primarily included in Other assets in Statement 3.  Unrealized gains and losses arising from the revaluation of available-for-sale securities are included, net of applicable deferred income taxes, in equity (Accumulated other comprehensive income (loss) in Statement 3).  Realized gains and losses on sales of investments are generally determined using the specific identification method for debt and equity securities.  Realized gains and losses are included in Other income (expense) in Statement 1.

	December 31, 2014			December 31, 2013			December 31, 2012
(Millions of dollars)	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value	Cost Basis	Unrealized Pretax Net Gains (Losses)	Fair Value
Government debt
U.S. treasury bonds	$10	$—	$10	$10	$—	$10	$10	$—	$10
Other U.S. and non-U.S. government bonds	94	—	94	119	1	120	144	2	146

Corporate bonds
Corporate bonds	677	16	693	612	21	633	626	38	664
Asset-backed securities	103	2	105	72	—	72	96	—	96

Mortgage-backed debt securities
U.S. governmental agency	292	2	294	322	(1)	321	291	8	299
Residential	15	—	15	18	—	18	26	(1)	25
Commercial	63	4	67	87	6	93	117	10	127

Equity securities
Large capitalization value	150	83	233	173	81	254	147	38	185
Smaller company growth	17	26	43	25	24	49	22	12	34
Total	$1,421	$133	$1,554	$1,438	$132	$1,570	$1,479	$107	$1,586

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2014
	Less than 12 months [1]		12 months or more [1]		Total
(Millions of dollars)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Corporate bonds	$195	$1	$32	$—	$227	$1

Mortgage-backed debt securities
U.S. governmental agency	34	—	140	3	174	3

Equity securities
Large capitalization value	15	2	1	—	16	2
Total	$244	$3	$173	$3	$417	$6

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2013
(Millions of dollars)	Less than 12 months [1]		12 months or more [1]		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Corporate bonds	$159	$2	$1	$—	$160	$2
Asset-backed securities	6	—	20	1	26	1

Mortgage-backed debt securities
U.S. governmental agency	140	4	65	2	205	6
Total	$305	$6	$86	$3	$391	$9

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Investments in an unrealized loss position that are not other-than-temporarily impaired:
	December 31, 2012
(Millions of dollars)	Less than 12 months [1]		12 months or more [1]		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate bonds
Asset-backed securities	$—	$—	$20	$3	$20	$3

Mortgage-backed debt securities
U.S. governmental agency	84	1	15	—	99	1
Residential	—	—	14	1	14	1

Equity securities
Large capitalization value	25	2	10	1	35	3
Total	$109	$3	$59	$5	$168	$8

[1]	Indicates length of time that individual securities have been in a continuous unrealized loss position.

Corporate Bonds.  The unrealized losses on our investments in corporate bonds relate to changes in interest rates and credit-related yield spreads since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell the investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2014.

Mortgage-Backed Debt Securities.  The unrealized losses on our investments in mortgage-backed securities relate to changes in interest rates and credit-related yield spreads since time of purchase.  We do not intend to sell the investments and it is not likely that we will be required to sell these investments before recovery of their amortized cost basis.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2014.

Equity Securities.  Insurance Services maintains a well-diversified equity portfolio consisting of two specific mandates:  large capitalization value stocks and smaller company growth stocks.  The unrealized losses on our investments in equity securities relate to inherent risks of individual holdings and/or their respective sectors. U.S. equity valuations were higher on average during the fourth quarter of 2014 on generally favorable economic data.  We do not consider these investments to be other-than-temporarily impaired as of December 31, 2014.

The cost basis and fair value of the available-for-sale debt securities at December 31, 2014, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay and creditors may have the right to call obligations.

	December 31, 2014
(Millions of dollars)	Cost Basis	Fair Value
Due in one year or less	$72	$73
Due after one year through five years	744	760
Due after five years through ten years	41	42
Due after ten years	27	27
U.S. governmental agency mortgage-backed securities	292	294
Residential mortgage-backed securities	15	15
Commercial mortgage-backed securities	63	67
Total debt securities – available-for-sale	$1,254	$1,278

Sales of Securities:
	Years Ended December 31,
(Millions of dollars)	2014	2013	2012
Proceeds from the sale of available-for-sale securities	$434	$449	$306
Gross gains from the sale of available-for-sale securities	$38	$22	$6
Gross losses from the sale of available-for-sale securities	$2	$2	$—

12.	Postemployment benefit plans

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

Our U.S. defined benefit pension plans for support and management employees were frozen for certain employees on December 31, 2010, and will freeze for remaining employees on December 31, 2019. On the respective transition dates employees move to a retirement benefit that provides a frozen pension benefit and a 401(k) plan that will include a matching contribution and a new annual employer contribution.

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

A.	Benefit obligations

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Change in benefit obligation:
Benefit obligation, beginning of year	$14,419	$15,913	$14,782	$4,609	$4,737	$4,299	$4,784	$5,453	$5,381
Service cost	157	196	185	109	120	108	82	108	92
Interest cost	648	581	609	185	166	182	213	195	221
Plan amendments	—	—	—	—	—	12	(1)	1	(38)
Actuarial losses (gains)	1,994	(1,450)	1,168	604	(41)	385	196	(658)	186
Foreign currency exchange rates	—	—	—	(436)	(81)	49	(30)	(19)	(11)
Participant contributions	—	—	—	9	10	9	61	57	48
Benefits paid - gross	(963)	(845)	(831)	(206)	(254)	(190)	(377)	(339)	(394)
Less: federal subsidy on benefits paid	—	—	—	—	—	—	14	8	16
Curtailments, settlements and termination benefits	(6)	(7)	—	(53)	(56)	(67)	(4)	—	(48)
Acquisitions, divestitures and other [1]	—	31	—	(20)	8	(50)	—	(22)	—
Benefit obligation, end of year	$16,249	$14,419	$15,913	$4,801	$4,609	$4,737	$4,938	$4,784	$5,453
Accumulated benefit obligation, end of year	$15,701	$14,056	$15,132	$4,408	$4,247	$4,329

Weighted-average assumptions used to determine benefit obligation:
Discount rate [2]	3.8%	4.6%	3.7%	3.3%	4.1%	3.7%	3.9%	4.6%	3.7%
Rate of compensation increase [2]	4.0%	4.0%	4.5%	4.0%	4.2%	3.9%	4.0%	4.0%	4.4%

[1]
In 2013, charge to recognize a previously unrecorded liability related to a subsidiary's pension plans and an adjustment to other postretirement benefits related to certain other benefits. See Note 26 regarding the divestiture of the third party logistics business in 2012.

[2]	End of year rates are used to determine net periodic cost for the subsequent year. See Note 12E.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(Millions of dollars)	One-percentage- point increase	One-percentage- point decrease
Effect on 2014 service and interest cost components of other postretirement benefit cost	$24	$(20)
Effect on accumulated postretirement benefit obligation	$298	$(245)

B.	Plan assets

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Change in plan assets:
Fair value of plan assets, beginning of year	$12,395	$10,981	$9,997	$3,949	$3,426	$2,818	$822	$789	$814
Actual return on plan assets	849	1,722	1,235	507	535	368	75	158	117
Foreign currency exchange rates	—	—	—	(352)	(41)	47	—	—	—
Company contributions	255	541	580	265	303	446	195	157	204
Participant contributions	—	—	—	9	10	9	61	57	48
Benefits paid	(963)	(845)	(831)	(206)	(254)	(190)	(377)	(339)	(394)
Settlements and termination benefits	(6)	(4)	—	(50)	(30)	(72)	—	—	—
Acquisitions, divestitures and other	—	—	—	(22)	—	—	—	—	—
Fair value of plan assets, end of year	$12,530	$12,395	$10,981	$4,100	$3,949	$3,426	$776	$822	$789

In general, our strategy for both the U.S. and non-U.S. pensions includes further aligning our investments to our liabilities, while reducing risk in our portfolio. The current U.S. pension target asset allocations are 50 percent equities and 50 percent fixed income. These target allocations will be revisited periodically to ensure that they reflect our overall objectives. The non-U.S. pension weighted-average target allocations are 46 percent equities, 46 percent fixed income, 6 percent real estate and 2 percent other.  The target allocations for each plan vary based upon local statutory requirements, demographics of plan participants and funded status.  The non-U.S. plan assets are primarily invested in non-U.S. securities.

Our target allocations for the other postretirement benefit plans are 70 percent equities and 30 percent fixed income.

The U.S. plans are rebalanced to plus or minus 5 percentage points of the target asset allocation ranges on a monthly basis.  The frequency of rebalancing for the non-U.S. plans varies depending on the plan. As a result of our diversification strategies, there are no significant concentrations of risk within the portfolio of investments except for the holdings in Caterpillar stock in 2013 and 2012 as discussed below.

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

Fair values are determined as follows:

•	Equity securities are primarily based on valuations for identical instruments in active markets.

•	Fixed income securities are primarily based upon models that take into consideration such market-based factors as recent sales, risk-free yield curves and prices of similarly rated bonds.

•	Real estate is stated at the fund’s net asset value or at appraised value.

•	Cash, short-term instruments and other are based on the carrying amount, which approximates fair value, or the fund’s net asset value.

The fair value of the pension and other postretirement benefit plan assets by category is summarized below:

	December 31, 2014
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$3,713	$1	$161	$3,875
Non-U.S. equities	2,291	12	1	2,304

Fixed income securities:
U.S. corporate bonds	—	3,985	25	4,010
Non-U.S. corporate bonds	—	552	—	552
U.S. government bonds	—	528	—	528
U.S. governmental agency mortgage-backed securities	—	752	2	754
Non-U.S. government bonds	—	62	2	64

Real estate	—	—	9	9

Cash, short-term instruments and other	37	397	—	434
Total U.S. pension assets	$6,041	$6,289	$200	$12,530

	December 31, 2013
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,337	$—	$129	$4,466
Non-U.S. equities	3,058	—	—	3,058

Fixed income securities:
U.S. corporate bonds	—	2,123	34	2,157
Non-U.S. corporate bonds	—	327	20	347
U.S. government bonds	—	774	—	774
U.S. governmental agency mortgage-backed securities	—	905	—	905
Non-U.S. government bonds	—	52	—	52

Real estate	—	—	8	8

Cash, short-term instruments and other	22	606	—	628
Total U.S. pension assets	$7,417	$4,787	$191	$12,395

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
U.S. Pension
Equity securities:
U.S. equities	$4,460	$3	$98	$4,561
Non-U.S. equities	2,691	2	—	2,693

Fixed income securities:
U.S. corporate bonds	—	1,490	23	1,513
Non-U.S. corporate bonds	—	231	10	241
U.S. government bonds	—	694	8	702
U.S. governmental agency mortgage-backed securities	—	794	1	795
Non-U.S. government bonds	—	33	3	36

Real estate	—	—	8	8

Cash, short-term instruments and other	13	419	—	432
Total U.S. pension assets	$7,164	$3,666	$151	$10,981

	December 31, 2014
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$552	$—	$—	$552
Non-U.S. equities	794	250	—	1,044
Global equities [1]	218	52	—	270

Fixed income securities:
U.S. corporate bonds	—	81	9	90
Non-U.S. corporate bonds	—	503	2	505
U.S. government bonds	—	1	—	1
Non-U.S. government bonds	—	836	—	836
Global fixed income [1]	—	363	—	363

Real estate	—	182	48	230

Cash, short-term instruments and other [2]	159	50	—	209
Total non-U.S. pension assets	$1,723	$2,318	$59	$4,100

	December 31, 2013
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$607	$1	$—	$608
Non-U.S. equities	1,022	160	—	1,182
Global equities [1]	235	54	—	289

Fixed income securities:
U.S. corporate bonds	—	84	9	93
Non-U.S. corporate bonds	—	534	12	546
U.S. government bonds	—	3	—	3
Non-U.S. government bonds	—	418	—	418
Global fixed income [1]	—	397	—	397

Real estate	—	136	111	247

Cash, short-term instruments and other [2]	141	25	—	166
Total non-U.S. pension assets	$2,005	$1,812	$132	$3,949

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Non-U.S. Pension
Equity securities:
U.S. equities	$436	$2	$—	$438
Non-U.S. equities	1,038	118	—	1,156
Global equities [1]	244	27	—	271

Fixed income securities:
U.S. corporate bonds	—	37	3	40
Non-U.S. corporate bonds	—	494	2	496
U.S. government bonds	—	3	—	3
Non-U.S. government bonds	—	169	—	169
Global fixed income [1]	—	403	—	403

Real estate	—	114	104	218

Cash, short-term instruments and other [2]	185	47	—	232
Total non-U.S. pension assets	$1,903	$1,414	$109	$3,426

[1]	Includes funds that invest in both U.S. and non-U.S. securities.

[2]	Includes funds that invest in multiple asset classes, hedge funds and other.

	December 31, 2014
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$392	$—	$—	$392
Non-U.S. equities	158	1	—	159

Fixed income securities:
U.S. corporate bonds	—	103	—	103
Non-U.S. corporate bonds	—	17	—	17
U.S. government bonds	—	30	—	30
U.S. governmental agency mortgage-backed securities	—	50	—	50
Non-U.S. government bonds	—	3	—	3

Cash, short-term instruments and other	9	13	—	22
Total other postretirement benefit assets	$559	$217	$—	$776

	December 31, 2013
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$388	$—	$—	$388
Non-U.S. equities	189	—	—	189

Fixed income securities:
U.S. corporate bonds	—	101	—	101
Non-U.S. corporate bonds	—	17	—	17
U.S. government bonds	—	23	—	23
U.S. governmental agency mortgage-backed securities	—	49	—	49
Non-U.S. government bonds	—	2	—	2

Cash, short-term instruments and other	8	45	—	53
Total other postretirement benefit assets	$585	$237	$—	$822

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets, at Fair Value
Other Postretirement Benefits
Equity securities:
U.S. equities	$387	$—	$—	$387
Non-U.S. equities	194	—	—	194

Fixed income securities:
U.S. corporate bonds	—	70	—	70
Non-U.S. corporate bonds	—	11	—	11
U.S. government bonds	—	27	—	27
U.S. governmental agency mortgage-backed securities	—	33	—	33
Non-U.S. government bonds	—	2	—	2

Cash, short-term instruments and other	18	47	—	65
Total other postretirement benefit assets	$599	$190	$—	$789

Below are roll-forwards of assets measured at fair value using Level 3 inputs for the years ended December 31, 2014, 2013 and 2012.  These instruments were valued using pricing models that, in management’s judgment, reflect the assumptions a market participant would use.

(Millions of dollars)	Equities	Fixed Income	Real Estate	Other
U.S. Pension
Balance at December 31, 2011	$77	$51	$8	$—
Unrealized gains (losses)	(4)	—	—	(1)
Realized gains (losses)	4	2	—	—
Purchases, issuances and settlements, net	21	(4)	—	1
Transfers in and/or out of Level 3	—	(4)	—	—
Balance at December 31, 2012	$98	$45	$8	$—
Unrealized gains (losses)	10	(1)	—	—
Realized gains (losses)	4	—	—	—
Purchases, issuances and settlements, net	17	12	—	—
Transfers in and/or out of Level 3	—	(2)	—	—
Balance at December 31, 2013	$129	$54	$8	$—
Unrealized gains (losses)	1	—	1	—
Realized gains (losses)	19	3	—	—
Purchases, issuances and settlements, net	13	(23)	—	—
Transfers in and/or out of Level 3	—	(5)	—	—
Balance at December 31, 2014	$162	$29	$9	$—

Non-U.S. Pension
Balance at December 31, 2011	$—	$9	$97	$—
Unrealized gains (losses)	—	—	8	—
Realized gains (losses)	—	—	—	—
Purchases, issuances and settlements, net	—	(1)	(1)	—
Transfers in and/or out of Level 3	—	(3)	—	—
Balance at December 31, 2012	$—	$5	$104	$—
Unrealized gains (losses)	—	—	7	—
Realized gains (losses)	—	—	—	—
Purchases, issuances and settlements, net	—	16	—	—
Transfers in and/or out of Level 3	—	—	—	—
Balance at December 31, 2013	$—	$21	$111	$—
Unrealized gains (losses)	—	(1)	(23)	—
Realized gains (losses)	—	—	22	—
Purchases, issuances and settlements, net	—	(1)	(62)	—
Transfers in and/or out of Level 3	—	(8)	—	—
Balance at December 31, 2014	$—	$11	$48	$—

Equity securities within plan assets include Caterpillar Inc. common stock in the amounts of:

	U.S. Pension Benefits [1]			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Caterpillar Inc. common stock	$—	$495	$597	$—	$—	$1	$—	$—	$1

[1]	Amounts represent 4 percent and 5 percent of total plan assets for 2013 and 2012, respectively.

C.	Funded status

The funded status of the plans, reconciled to the amount reported on Statement 3, is as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2014	2013	2012	2014	2013	2012	2014	2013	2012
End of Year
Fair value of plan assets	$12,530	$12,395	$10,981	$4,100	$3,949	$3,426	$776	$822	$789
Benefit obligations	16,249	14,419	15,913	4,801	4,609	4,737	4,938	4,784	5,453
Over (under) funded status recognized in financial position	$(3,719)	$(2,024)	$(4,932)	$(701)	$(660)	$(1,311)	$(4,162)	$(3,962)	$(4,664)

Components of net amount recognized in financial position:
Other assets (non-current asset)	$3	$5	$—	$144	$123	$30	$—	$—	$—
Accrued wages, salaries and employee benefits (current liability)	(28)	(26)	(23)	(24)	(29)	(27)	(160)	(169)	(169)
Liability for postemployment benefits (non-current liability)	(3,694)	(2,003)	(4,909)	(821)	(754)	(1,314)	(4,002)	(3,793)	(4,495)
Net liability recognized	$(3,719)	$(2,024)	$(4,932)	$(701)	$(660)	$(1,311)	$(4,162)	$(3,962)	$(4,664)

Amounts recognized in Accumulated other comprehensive income (pre-tax) consist of:
Net actuarial loss (gain)	$6,034	$4,396	$7,286	$1,494	$1,373	$1,907	$800	$662	$1,528
Prior service cost (credit)	2	19	36	9	13	22	(31)	(84)	(159)
Transition obligation (asset)	—	—	—	—	—	—	—	—	3
Total	$6,036	$4,415	$7,322	$1,503	$1,386	$1,929	$769	$578	$1,372

The estimated amounts that will be amortized from Accumulated other comprehensive income (loss) at December 31, 2014 into net periodic benefit cost (pre-tax) in 2015 are as follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Net actuarial loss (gain)	$507	$101	$53
Prior service cost (credit)	1	—	(55)
Total	$508	$101	$(2)

The following amounts relate to our pension plans with projected benefit obligations in excess of plan assets:

	U.S. Pension Benefits at Year-end			Non-U.S. Pension Benefits at Year-end
(Millions of dollars)	2014	2013	2012	2014	2013	2012
Projected benefit obligation	$16,182	$14,352	$15,913	$4,539	$4,177	$4,310
Accumulated benefit obligation	$15,634	$13,989	$15,132	$4,148	$3,820	$3,903
Fair value of plan assets	$12,460	$12,323	$10,981	$3,695	$3,394	$2,969

The following amounts relate to our pension plans with accumulated benefit obligations in excess of plan assets:

	U.S. Pension Benefits at Year-end			Non-U.S. Pension Benefits at Year-end
(Millions of dollars)	2014	2013	2012	2014	2013	2012
Projected benefit obligation	$16,182	$14,352	$15,913	$1,879	$1,436	$4,107
Accumulated benefit obligation	$15,634	$13,989	$15,132	$1,734	$1,374	$3,752
Fair value of plan assets	$12,460	$12,323	$10,981	$1,068	$797	$2,806

The accumulated postretirement benefit obligation exceeds plan assets for all of our other postretirement benefit plans for all years presented.

D.	Expected cash flow

Information about the expected cash flow for the pension and other postretirement benefit plans is as follows:

(Millions of dollars)	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
Employer contributions:
2015 (expected)	$30	$160	$200

Expected benefit payments:
2015	$890	$220	$320
2016	910	200	320
2017	920	190	320
2018	930	190	330
2019	940	200	330
2020-2024	4,790	1,140	1,630
Total	$9,380	$2,140	$3,250

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

(Millions of dollars)	2015	2016	2017	2018	2019	2020-2024	Total
Other postretirement benefits	$15	$15	$15	$15	$20	$95	$175

E.	Net periodic cost

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
(Millions of dollars)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Components of net periodic benefit cost:
Service cost	$157	$196	$185	$109	$120	$108	$82	$108	$92
Interest cost	648	581	609	185	166	182	213	195	221
Expected return on plan assets [1]	(885)	(832)	(812)	(258)	(225)	(215)	(52)	(56)	(63)
Other adjustments [2]	—	31	—	—	—	—	—	(22)	—
Curtailments, settlements and termination benefits [3]	—	—	7	14	2	38	(2)	—	(40)
Amortization of:
Transition obligation (asset)	—	—	—	—	—	—	—	2	2
Prior service cost (credit) [4]	17	18	19	—	1	1	(55)	(73)	(68)
Net actuarial loss (gain) [5]	392	546	504	86	128	97	41	107	100
Total cost included in operating profit	$329	$540	$512	$136	$192	$211	$227	$261	$244

Other changes in plan assets and benefit obligations recognized in other comprehensive income (pre-tax):
Current year actuarial loss (gain)	$2,030	$(2,344)	$745	$207	$(406)	$225	$179	$(759)	$133
Amortization of actuarial (loss) gain	(392)	(546)	(504)	(86)	(128)	(97)	(41)	(107)	(100)
Current year prior service cost (credit)	—	—	(7)	(4)	(7)	10	(2)	2	(38)
Amortization of prior service (cost) credit	(17)	(18)	(19)	—	(1)	(1)	55	73	68
Amortization of transition (obligation) asset	—	—	—	—	—	—	—	(2)	(2)
Total recognized in other comprehensive income	1,621	(2,908)	215	117	(542)	137	191	(793)	61
Total recognized in net periodic cost and other comprehensive income	$1,950	$(2,368)	$727	$253	$(350)	$348	$418	$(532)	$305

Weighted-average assumptions used to determine net cost:
Discount rate	4.6%	3.7%	4.3%	4.1%	3.7%	4.3%	4.6%	3.7%	4.3%
Expected rate of return on plan assets [6]	7.8%	7.8%	8.0%	6.9%	6.8%	7.1%	7.8%	7.8%	8.0%
Rate of compensation increase	4.0%	4.5%	4.5%	4.2%	3.9%	3.9%	4.0%	4.4%	4.4%

[1]	Expected return on plan assets developed using calculated market-related value of plan assets which recognizes differences in expected and actual returns over a three-year period.

[2]	Charge to recognize a previously unrecorded liability related to a subsidiary's pension plans and an adjustment to other postretirement benefits related to certain other benefits.

[3]	Curtailments, settlements and termination benefits were recognized in Other operating (income) expenses in Statement 1.

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

[6]	The weighted-average rates for 2015 are 7.4 percent and 6.8 percent for U.S. and non-U.S. pension plans, respectively.

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

Our U.S. expected long-term rate of return on plan assets is based on our estimate of long-term passive returns for equities and fixed income securities weighted by the allocation of our pension assets. Based on historical performance, we increase the passive returns due to our active management of the plan assets. To arrive at our expected long-term return, the amount added for active management was 1 percent for 2014, 2013 and 2012.  A similar process is used to determine this rate for our non-U.S. plans.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. We assumed a weighted-average increase of 6.6 percent in our calculation of 2014 benefit expense.  We expect a weighted-average increase of 6.6 percent during 2015.  The 2015 rates are assumed to decrease gradually to the ultimate health care trend rate of 5 percent in 2021. This rate represents 3 percent general inflation plus 2 percent additional health care inflation.

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

Total company costs related to U.S. and non-U.S. defined contribution plans were as follows:

(Millions of dollars)	2014	2013	2012
U.S. plans	$301	$308	$260
Non-U.S. plans	85	64	60
	$386	$372	$320

H.	Summary of long-term liability:

	December 31,
(Millions of dollars)	2014	2013	2012
Pensions:
U.S. pensions	$3,694	$2,003	$4,909
Non-U.S. pensions	821	754	1,314
Total pensions	4,515	2,757	6,223
Postretirement benefits other than pensions	4,002	3,793	4,495
Other postemployment benefits	112	99	81
Defined contribution	334	324	286
	$8,963	$6,973	$11,085

13.	Short-term borrowings

	December 31,
(Millions of dollars)	2014	2013	2012
Machinery, Energy & Transportation:
Notes payable to banks	$9	$16	$484
Notes payable to certain former shareholders of Siwei	—	—	152
Commercial paper	—	—	—
	9	16	636
Financial Products:
Notes payable to banks	411	545	418
Commercial paper	3,688	2,502	3,654
Demand notes	600	616	579
	4,699	3,663	4,651
Total short-term borrowings	$4,708	$3,679	$5,287

The weighted-average interest rates on short-term borrowings outstanding were:

	December 31,
	2014	2013	2012
Notes payable to banks	6.8%	6.3%	5.8%
Commercial paper	0.3%	0.5%	0.6%
Demand notes	0.8%	0.8%	0.8%

The notes payable to certain former shareholders of Siwei did not bear interest and were settled during the second quarter of 2013. Please refer to Note 24 for more information. Please refer to Note 18 and Table III for fair value information on short-term borrowings.

14.	Long-term debt

	December 31,
(Millions of dollars)	2014	2013	2012
Machinery, Energy & Transportation:
Notes—1.375% due 2014	$—	$—	$750
Notes—5.700% due 2016	504	506	508
Notes—3.900% due 2021	1,246	1,246	1,245
Notes—5.200% due 2041	757	757	757
Debentures—0.950% due 2015	—	500	500
Debentures—1.500% due 2017	500	500	499
Debentures—7.900% due 2018	899	899	899
Debentures—9.375% due 2021	120	120	120
Debentures—2.600% due 2022	498	498	498
Debentures—8.000% due 2023	82	82	82
Debentures—3.400% due 2024	1,000	—	—
Debentures—6.625% due 2028	193	193	193
Debentures—7.300% due 2031	241	241	241
Debentures—5.300% due 2035[1]	211	209	208
Debentures—6.050% due 2036	459	459	459
Debentures—8.250% due 2038	65	65	65
Debentures—6.950% due 2042	160	160	160
Debentures—3.803% due 2042[2]	1,188	1,168	1,149
Debentures—4.300% due 2044	497	—	—
Debentures—4.750% due 2064	498	—	—
Debentures—7.375% due 2097	244	244	244
Capital lease obligations	85	97	73
Other	46	55	16
Total Machinery, Energy & Transportation	9,493	7,999	8,666
Financial Products:
Commercial paper	—	—	—
Medium-term notes	17,295	17,856	18,036
Other	996	864	1,050
Total Financial Products	18,291	18,720	19,086
Total long-term debt due after one year	$27,784	$26,719	$27,752

[1]	Debentures due in 2035 have a face value of $307 million and an effective yield to maturity of 8.55%.

[2]	Debentures due in 2042 have a face value of $1,722 million and an effective yield to maturity of 6.33%.

All outstanding notes and debentures are unsecured and rank equally with one another.

On May 8, 2014, we issued $1.0 billion of 3.400% Senior Notes due 2024, $500 million of 4.300% Senior Notes due 2044, and $500 million of 4.750% Senior Notes due 2064.

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

We may redeem the 5.700%, 3.900% and 5.200% notes and the 7.900%, 6.625%, 7.300%, 5.300%, 6.050%, 8.250%, 6.950% and 7.375% debentures in whole or in part at our option at any time at a redemption price equal to the greater of 100% of the principal amount or the sum of the present value of the remaining scheduled payments of principal and interest of the notes or debentures to be redeemed. We may redeem some or all of the 0.950% debentures and the 1.500% debentures at our option at any time, and some or all of the 2.600% debentures at any time prior to March 26, 2022 (three months prior to the maturity date of the 2022 debentures), in each case at a redemption price equal to the greater of 100% of the principal amount of the notes being redeemed or at the discounted present value of the notes, calculated in accordance with the terms of the relevant notes. We may redeem some or all of the 3.803% debentures at any time at a redemption price equal to the greater of 100% of the principal amount of the debentures being redeemed or at a make-whole price calculated in accordance with the terms of the debentures. The terms of other notes and debentures do not specify a redemption option prior to maturity.

Cat Financial's medium term notes are offered by prospectus and are issued through agents at fixed and floating rates. These notes have a weighted average interest rate of 2.4% with remaining maturities up to 12 years at December 31, 2014.

The aggregate amounts of maturities of long-term debt during each of the years 2015 through 2019, including amounts due within one year and classified as current, are:

	December 31,
(Millions of dollars)	2015	2016	2017	2018	2019
Machinery, Energy & Transportation	$510	$543	$509	$906	$7
Financial Products	6,283	5,507	5,487	2,411	2,381
	$6,793	$6,050	$5,996	$3,317	$2,388

Interest paid on short-term and long-term borrowings for 2014, 2013 and 2012 was $1,109 million, $1,141 million and $1,404 million, respectively.

Please refer to Note 18 and Table III for fair value information on long-term debt.

15.	Credit commitments

	December 31, 2014
(Millions of dollars)	Consolidated	Machinery, Energy & Transportation	Financial Products
Credit lines available:
Global credit facilities	$10,500	$2,750	$7,750
Other external	4,254	195	4,059
Total credit lines available	14,754	2,945	11,809
Less: Commercial paper outstanding	(3,688)	—	(3,688)
Less: Utilized credit	(1,904)	(9)	(1,895)
Available credit	$9,162	$2,936	$6,226

We have three global credit facilities with a syndicate of banks totaling $10.50 billion (Credit Facility) available in the aggregate to both Caterpillar and Cat Financial for general liquidity purposes.  Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility available to Machinery, Energy & Transportation as of December 31, 2014 was $2.75 billion. Our three Global Credit Facilities are:

•	The 364-day facility of $3.15 billion (of which $0.82 billion is available to Machinery, Energy & Transportation) expires in September 2015.

•	The 2010 four-year facility, as amended in September 2014, of $2.73 billion (of which $0.72 billion is available to Machinery, Energy & Transportation) expires in September 2017.

•	The 2011 five-year facility, as amended in September 2014, of $4.62 billion (of which $1.21 billion is available to Machinery, Energy & Transportation) expires in September 2019.

Other consolidated credit lines with banks as of December 31, 2014 totaled $4.25 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial may guarantee subsidiary borrowings under these lines.

At December 31, 2014, Caterpillar's consolidated net worth was $22.23 billion, which was above the $9.00 billion required under the Credit Facility.  The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2014, Cat Financial's covenant interest coverage ratio was 2.19 to 1.  This is above the 1.15 to 1 minimum ratio, calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended, required by the Credit Facility.

In addition, at December 31, 2014, Cat Financial's six-month covenant leverage ratio was 7.79 to 1 and year-end covenant leverage ratio was 7.83 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31, required by the Credit Facility.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the syndicate of banks may terminate the commitments allocated to the party that does not meet its covenants.  Additionally, in such event, certain of Cat Financial's other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings.  At December 31, 2014, there were no borrowings under the Credit Facility.

16.	Profit per share

Computations of profit per share:
(Dollars in millions except per share data)	2014	2013	2012
Profit for the period (A) [1]	$3,695	$3,789	$5,681
Determination of shares (in millions):
Weighted average number of common shares outstanding (B)	617.2	645.2	652.6
Shares issuable on exercise of stock awards, net of shares assumed to be purchased out of proceeds at average market price	11.7	13.4	17.0
Average common shares outstanding for fully diluted computation (C) [2]	628.9	658.6	669.6
Profit per share of common stock:
Assuming no dilution (A/B)	$5.99	$5.87	$8.71
Assuming full dilution (A/C) [2]	$5.88	$5.75	$8.48
Shares outstanding as of December 31 (in millions)	606.2	637.8	655.0

[1]	Profit attributable to common stockholders.

[2]	Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

SARs and stock options to purchase 10,266,682, 10,152,448 and 6,066,777 common shares were outstanding in 2014, 2013 and 2012, respectively, which were not included in the computation of diluted earnings per share because the effect would have been antidilutive.

In February 2007, the Board of Directors authorized the repurchase of $7.5 billion of Caterpillar common stock (the 2007 Authorization), and in December 2011, the 2007 Authorization was extended through December 2015. In April 2013, we entered into a definitive agreement with Citibank, N.A. to purchase shares of our common stock under an accelerated stock repurchase transaction (April 2013 ASR Agreement), which was completed in June 2013. In accordance with the terms of the April 2013 ASR Agreement, a total of 11.5 million shares of our common stock were repurchased at an aggregate cost to Caterpillar of $1.0 billion.

In July 2013, we entered into a definitive agreement with Société Générale to purchase shares of our common stock under an accelerated stock repurchase transaction (July 2013 ASR Agreement), which was completed in September 2013. In accordance with the terms of the July 2013 ASR Agreement, a total of 11.9 million shares of our common stock were repurchased at an aggregate cost to Caterpillar of $1.0 billion.

In January 2014, we completed the 2007 Authorization and entered into a definitive agreement with Citibank, N.A. to purchase shares of our common stock under an accelerated stock repurchase transaction (January 2014 ASR Agreement), which was completed in March 2014. In accordance with the terms of the January 2014 ASR Agreement, a total of approximately 18.1 million shares of our common stock were repurchased at an aggregate cost to Caterpillar of approximately $1.7 billion.

In January 2014, the Board approved a new authorization to repurchase up to $10.0 billion of Caterpillar common stock, which will expire on December 31, 2018. In July 2014, we entered into definitive agreements with Société Générale to purchase shares of our common stock under accelerated stock repurchase transactions (July 2014 ASR Agreements) which were completed in September 2014. In accordance with the terms of the July 2014 ASR Agreements, a total of approximately 23.7 million shares of our common stock were repurchased at an aggregate cost to Caterpillar of $2.5 billion. Through the end of 2014, $2.5 billion of the $10.0 billion authorization was spent.

17.	Accumulated other comprehensive income (loss)

Comprehensive income and its components are presented in Statement 2. Changes in Accumulated other comprehensive income (loss), net of tax, included in Statement 4, consisted of the following:

(Millions of dollars)	Foreign currency translation	Pension and other postretirement benefits	Derivative financial instruments	Available-for-sale securities	Total
Balance at December 31, 2011	$206	$(6,568)	$(10)	$44	$(6,328)

Balance at December 31, 2012 [1]	$456	$(6,914)	$(42)	$67	$(6,433)
Other comprehensive income (loss) before reclassifications	(280)	2,280	(4)	29	2,025
Amounts reclassified from accumulated other comprehensive (income) loss	—	482	41	(13)	510
Other comprehensive income (loss)	(280)	2,762	37	16	2,535
Balance at December 31, 2013	$176	$(4,152)	$(5)	$83	$(3,898)
Other comprehensive income (loss) before reclassifications	(1,164)	(1,574)	(118)	24	(2,832)
Amounts reclassified from accumulated other comprehensive (income) loss	—	319	4	(24)	299
Other comprehensive income (loss)	(1,164)	(1,255)	(114)	—	(2,533)
Balance at December 31, 2014	$(988)	$(5,407)	$(119)	$83	$(6,431)
1 In conjunction with the Cat Japan share redemption, to reflect the increase in our ownership interest in Cat Japan from 67 percent to 100 percent, $107 million was reclassified to Accumulated other comprehensive income (loss) from other components of stockholders' equity and was not included in Comprehensive income during the second quarter of 2012. The amount was comprised of foreign currency translation of $167 million, pension and other postretirement benefits of $(61) million and available-for-sale securities of $1 million.

The effect of the reclassifications out of Accumulated other comprehensive income (loss) on Statement 1 is as follows:

		Year ended December 31,
(Millions of dollars)	Classification of income (expense)	2014	2013

Pension and other postretirement benefits:
Amortization of actuarial gain (loss)	Note 12 [1]	$(519)	$(781)
Amortization of prior service credit (cost)	Note 12 [1]	38	54
Amortization of transition asset (obligation)	Note 12 [1]	—	(2)
Reclassifications before tax		(481)	(729)
Tax (provision) benefit		162	247
Reclassifications net of tax		$(319)	$(482)

Derivative financial instruments:
Foreign exchange contracts	Other income (expense)	$5	$(57)
Interest rate contracts	Interest expense excluding Financial Products	(5)	—
Interest rate contracts	Other income (expense)	—	(3)
Interest rate contracts	Interest expense of Financial Products	(6)	(6)
Reclassifications before tax		(6)	(66)
Tax (provision) benefit		2	25
Reclassifications net of tax		$(4)	$(41)

Available-for-sale securities:
Realized gain (loss) on sale of securities	Other income (expense)	$35	$19
Tax (provision) benefit		(11)	(6)
Reclassifications net of tax		$24	$13

Total reclassifications from Accumulated other comprehensive income (loss)		$(299)	$(510)

1    Amounts are included in the calculation of net periodic benefit cost. See Note 12 for additional information.

18.	Fair value disclosures

A.	Fair value measurements

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

Assets and liabilities measured on a recurring basis at fair value, primarily related to Financial Products, included in Statement 3 as of December 31, 2014, 2013 and 2012 are summarized below:

	December 31, 2014
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	94	—	94

Corporate bonds
Corporate bonds	—	693	—	693
Asset-backed securities	—	105	—	105

Mortgage-backed debt securities
U.S. governmental agency	—	294	—	294
Residential	—	15	—	15
Commercial	—	67	—	67

Equity securities
Large capitalization value	233	—	—	233
Smaller company growth	43	—	—	43
Total available-for-sale securities	286	1,268	—	1,554

Total Assets	$286	$1,268	$—	$1,554

Liabilities
Derivative financial instruments, net	$—	$86	$—	$86
Guarantees	—	—	12	12
Total Liabilities	$—	$86	$12	$98

	December 31, 2013
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	120	—	120

Corporate bonds
Corporate bonds	—	633	—	633
Asset-backed securities	—	72	—	72

Mortgage-backed debt securities
U.S. governmental agency	—	321	—	321
Residential	—	18	—	18
Commercial	—	93	—	93

Equity securities
Large capitalization value	254	—	—	254
Smaller company growth	49	—	—	49
Total available-for-sale securities	313	1,257	—	1,570

Derivative financial instruments, net	—	161	—	161
Total Assets	$313	$1,418	$—	$1,731

Liabilities
Guarantees	$—	$—	$13	$13
Total Liabilities	$—	$—	$13	$13

	December 31, 2012
(Millions of dollars)	Level 1	Level 2	Level 3	Total Assets / Liabilities, at Fair Value
Assets
Available-for-sale securities
Government debt
U.S. treasury bonds	$10	$—	$—	$10
Other U.S. and non-U.S. government bonds	—	146	—	146

Corporate bonds
Corporate bonds	—	664	—	664
Asset-backed securities	—	96	—	96

Mortgage-backed debt securities
U.S. governmental agency	—	299	—	299
Residential	—	25	—	25
Commercial	—	127	—	127

Equity securities
Large capitalization value	185	—	—	185
Smaller company growth	34	—	—	34
Total available-for-sale securities	229	1,357	—	1,586

Derivative financial instruments, net	—	154	—	154
Total Assets	$229	$1,511	$—	$1,740

Liabilities
Guarantees	$—	$—	$14	$14
Total Liabilities	$—	$—	$14	$14

Below are roll-forwards of liabilities measured at fair value using Level 3 inputs for the years ended December 31, 2014, 2013 and 2012.  These instruments were valued using pricing models that, in management’s judgment, reflect the assumptions of a market participant.

(Millions of dollars)	Guarantees
Balance at December 31, 2011	$7
Acquisitions	6
Issuance of guarantees	7
Expiration of guarantees	(6)
Balance at December 31, 2012	$14
Issuance of guarantees	6
Expiration of guarantees	(7)
Balance at December 31, 2013	$13
Issuance of guarantees	1
Expiration of guarantees	(2)
Balance at December 31, 2014	$12

In addition to the amounts above, Cat Financial impaired loans are subject to measurement at fair value on a nonrecurring basis. A loan is considered impaired when management determines that collection of contractual amounts due is not probable.  In these cases, an allowance for credit losses may be established based primarily on the fair value of associated collateral.  As the collateral’s fair value is based on observable market prices and/or current appraised values, the impaired loans are classified as Level 2 measurements. Cat Financial had impaired loans with a fair value of $248 million, $81 million and $117 million for the years ended December 31, 2014, 2013 and 2012, respectively.

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

Long-term debt
Fair value for fixed and floating rate debt was estimated based on quoted market prices.

Please refer to the table below for the fair values of our financial instruments.

TABLE III—Fair Values of Financial Instruments
	2014		2013		2012
(Millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Levels	Reference
Assets at December 31,
Cash and short-term investments	$7,341	$7,341	$6,081	$6,081	$5,490	$5,490	1	Statement 3
Restricted cash and short-term investments	62	62	53	53	53	53	1	Statement 3
Available-for-sale securities	1,554	1,554	1,570	1,570	1,586	1,586	1 & 2	Notes 11 & 19
Finance receivables–net (excluding finance leases 1)	16,426	16,159	16,049	15,913	15,404	15,359	3	Notes 6 & 19
Wholesale inventory receivables–net (excluding finance leases 1)	1,774	1,700	1,529	1,467	1,674	1,609	3	Notes 6 & 19
Foreign currency contracts–net	—	—	45	45	—	—	2	Notes 3 & 19
Interest rate swaps–net	71	71	116	116	219	219	2	Notes 3 & 19
Commodity contracts–net	—	—	—	—	1	1	2	Notes 3 & 19

Liabilities at December 31,
Short-term borrowings	4,708	4,708	3,679	3,679	5,287	5,287	1	Note 13
Long-term debt (including amounts due within one year):
Machinery, Energy & Transportation	10,003	11,973	8,759	9,905	9,779	11,969	2	Note 14
Financial Products	24,574	25,103	25,312	25,849	25,077	26,063	2	Note 14
Foreign currency contracts–net	143	143	—	—	66	66	2	Notes 3 & 19
Commodity contracts–net	14	14	—	—	—	—	2	Notes 3 & 19
Guarantees	12	12	13	13	14	14	3	Note 21

[1]	Total excluded items have a net carrying value at December 31, 2014, 2013 and 2012 of $7,638 million, $8,053 million and $7,959 million, respectively.

19.	Concentration of credit risk

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

For derivative contracts, collateral is generally not required of the counterparties or of our company.  The company generally enters into International Swaps and Derivatives Association (ISDA) master netting agreements within Machinery, Energy & Transportation and Financial Products that permit the net settlement of amounts owed under their respective derivative contracts.  Our exposure to credit loss in the event of nonperformance by the counterparties is limited to only those gains that we have recorded, but for which we have not yet received cash payment. The master netting agreements reduce the amount of loss the company would incur should the counterparties fail to meet their obligations.  At December 31, 2014, 2013 and

2012, the maximum exposure to credit loss, including accrued interest, was $151 million, $251 million and $366 million, respectively, before the application of any master netting agreements.

Please refer to Note 18 and Table III above for fair value information.

20.	Operating leases

We lease certain computer and communications equipment, transportation equipment and other property through operating leases. Total rental expense for operating leases was $391 million, $436 million, and $474 million for 2014, 2013 and 2012, respectively.

Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are:

Years ended December 31,
(Millions of dollars)
2015	2016	2017	2018	2019	Thereafter	Total
$229	$174	$125	$92	$65	$189	$874

21.	Guarantees and product warranty

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

We have provided a guarantee to one of our customers in Brazil related to the performance of contractual obligations by a supplier consortium to which one of our Caterpillar subsidiaries is a member. The guarantees cover potential damages (some of them capped) incurred by the customer resulting from the supplier consortium’s non-performance. The guarantee will expire when the supplier consortium performs all its contractual obligations, which is expected to be completed in 2025.

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

No significant loss has been experienced or is anticipated under any of these guarantees. At December 31, 2014, 2013 and 2012, the related liability was $12 million, $13 million and $14 million, respectively. The maximum potential amount of future payments (undiscounted and without reduction for any amounts that may possibly be recovered under recourse or collateralized provisions) we could be required to make under the guarantees at December 31 are as follows:

(Millions of dollars)	2014	2013	2012
Caterpillar dealer guarantees	$209	$193	$180
Customer guarantees	49	62	77
Customer guarantees - supplier consortium	321	364	—
Third party logistics business guarantees	129	151	176
Other guarantees	32	35	53
Total guarantees	$740	$805	$486

Cat Financial provides guarantees to repurchase certain loans of Caterpillar dealers from a special-purpose corporation (SPC) that qualifies as a variable interest entity.  The purpose of the SPC is to provide short-term working capital loans to Caterpillar dealers.  This SPC issues commercial paper and uses the proceeds to fund its loan program.  Cat Financial has a loan purchase agreement with the SPC that obligates Cat Financial to purchase certain loans that are not paid at maturity.  Cat Financial receives a fee for providing this guarantee, which provides a source of liquidity for the SPC.  Cat Financial is the primary beneficiary of the SPC as its guarantees result in Cat Financial having both the power to direct the activities that most significantly impact the SPC’s economic performance and the obligation to absorb losses, and therefore Cat Financial has consolidated the financial statements of the SPC.  As of December 31, 2014, 2013 and 2012, the SPC’s assets of $1,086 million, $1,005 million and $927 million, respectively, were primarily comprised of loans to dealers, and the SPC’s liabilities of $1,085 million, $1,005 million and $927 million, respectively, were primarily comprised of commercial paper.  The assets of the SPC are not available to pay Cat Financial's creditors. Cat Financial may be obligated to perform under the guarantee if the SPC experiences losses. No loss has been experienced or is anticipated under this loan purchase agreement.

Cat Financial is party to agreements in the normal course of business with selected customers and Caterpillar dealers in which they commit to provide a set dollar amount of financing on a pre-approved basis.  They also provide lines of credit to certain customers and Caterpillar dealers, of which a portion remains unused as of the end of the period.  Commitments and lines of credit generally have fixed expiration dates or other termination clauses. It has been Cat Financial's experience that not all commitments and lines of credit will be used. Management applies the same credit policies when making commitments and granting lines of credit as it does for any other financing.

Cat Financial does not require collateral for these commitments/lines, but if credit is extended, collateral may be required upon funding.  The amount of the unused commitments and lines of credit for dealers as of December 31, 2014, 2013 and 2012 was $12,412 million, $10,503 million and $10,863 million, respectively.  The amount of the unused commitments and lines of credit for customers as of December 31, 2014, 2013 and 2012 was $4,005 million, $4,635 million and $4,690 million, respectively.

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

(Millions of dollars)	2014		2013	2012
Warranty liability, January 1	$1,367		$1,477	$1,308
Reduction in liability (payments)	(1,071)		(938)	(920)
Increase in liability (new warranties)	1,130	[1]	828	1,089
Warranty liability, December 31	$1,426		$1,367	$1,477

1 The increase in liability includes approximately $170 million for changes in estimates for pre-existing warranties due to higher than expected actual warranty claim experience.

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

On January 8, 2015, the Company received a grand jury subpoena from the U.S. District Court for the Central District of Illinois. The subpoena requests documents and information from the Company relating to, among other things, financial information concerning U.S. and non-U.S. Caterpillar subsidiaries (including undistributed profits of non-U.S. subsidiaries and the movement of cash among U.S. and non-U.S. subsidiaries). The Company is cooperating with this investigation. The Company is unable to predict the outcome or reasonably estimate any potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity.

On September 12, 2014, the SEC notified the Company that it was conducting an informal investigation relating to Caterpillar SARL and related structures. The SEC asked the Company to preserve relevant documents and, on a voluntary basis, the Company made a presentation to the staff of the SEC on these topics. The Company is cooperating with the SEC regarding this investigation. The Company is unable to predict the outcome or reasonably estimate any potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity.

On September 10, 2014, the SEC issued to Caterpillar a subpoena seeking information concerning the Company’s accounting for the goodwill relating to its acquisition of Bucyrus International Inc. in 2011 and related matters. The Company is cooperating with the SEC regarding this subpoena and its ongoing investigation. The Company is unable to predict the outcome or reasonably estimate any potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company's consolidated results of operations, financial position or liquidity.

On March 20, 2014, Brazil’s Administrative Council for Economic Defense (CADE) published a Technical Opinion which named 18 companies and over 100 individuals as defendants, including two subsidiaries of Caterpillar Inc., MGE - Equipamentos e Serviços Ferroviários Ltda. (MGE) and Caterpillar Brasil Ltda. The publication of the Technical Opinion opened CADE's official administrative investigation into allegations that the defendants participated in anticompetitive bid activity for the construction and maintenance of metro and train networks in Brazil. While companies cannot be held criminally liable for anticompetitive conduct in Brazil, criminal charges have been brought against two current employees of MGE and one former employee of MGE involving the same conduct alleged by CADE. The Company has responded to all requests for information from the authorities. The Company is unable to predict the outcome or reasonably estimate the potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company's consolidated results of operations, financial position or liquidity.

On February 19, 2014, Progress Rail Services Corporation (Progress Rail), a wholly-owned subsidiary of Caterpillar Inc., received information from the California Air Resources Board (CARB) Enforcement Division indicating it was contemplating an enforcement proceeding with potential monetary sanctions in excess of $100,000 in connection with a notice of violation received by Progress Rail on March 15, 2013 alleging violations of air emissions regulations applicable to compression ignition mobile cargo handling equipment operating at California ports or intermodal rail yards. Despite uncertainty regarding the applicability of these regulations, Progress Rail, in coordination with CARB, implemented certain corrective action measures. On November 26, 2014, Progress Rail settled this matter with CARB and paid a civil penalty of $390,733 to resolve the alleged violations.

On October 24, 2013, Progress Rail received a grand jury subpoena from the U.S. District Court for the Central District of California. The subpoena requests documents and information from Progress Rail, United Industries Corporation, a wholly-owned subsidiary of Progress Rail, and Caterpillar Inc. relating to allegations that Progress Rail conducted improper or unnecessary railcar inspections and repairs and improperly disposed of parts, equipment, tools and other items. In connection with this subpoena, Progress Rail was informed by the U.S. Attorney for the Central District of California that it is a target of a criminal investigation into potential violations of environmental laws and alleged improper business practices. The Company is cooperating with the authorities and is currently in discussions regarding a potential resolution of the matter. Although the Company believes a loss is probable, we currently believe that this matter will not have a material adverse effect on the Company's consolidated results of operations, financial position or liquidity.

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

Our Executive Office is comprised of five Group Presidents, a Senior Vice President, an Executive Vice President and a CEO. Group Presidents are accountable for a related set of end-to-end businesses that they manage.  The Senior Vice President leads the Caterpillar Enterprise System Group, which was formed during the second quarter of 2013, and the Executive Vice President leads the Law and Public Policy Division. The CEO allocates resources and manages performance at the Group President level.  As such, the CEO serves as our Chief Operating Decision Maker and operating segments are primarily based on the Group President reporting structure.

Three of our operating segments, Construction Industries, Resource Industries and Energy & Transportation are led by Group Presidents.  One operating segment, Financial Products, is led by a Group President who also has responsibility for Corporate Services.  Corporate Services is a cost center primarily responsible for the performance of certain support functions globally and to provide centralized services; it does not meet the definition of an operating segment. One Group President leads three smaller operating segments that are included in the All Other operating segments. The Caterpillar Enterprise System Group and Law and Public Policy Division are cost centers and do not meet the definition of an operating segment.

Effective January 1, 2014, responsibility for paving products, forestry products and industrial and waste products moved from Resource Industries to the All Other operating segments. The responsibility for select work tools was moved from Resource Industries to Construction Industries, and the responsibility for administration of a wholly-owned dealer in Japan moved from Construction Industries to the All Other operating segments. Segment information for 2012 and 2013 has been retrospectively adjusted to conform to the 2014 presentation.

In addition, restructuring costs in 2013 were included in operating segments, and now these costs (including restructuring costs in 2014) are a reconciling item between Segment profit and Consolidated profit before taxes. The restructuring costs in 2012 are included in operating segments.

 B.             Description of segments

We have seven operating segments, of which four are reportable segments.  Following is a brief description of our reportable segments and the business activities included in the All Other operating segments:

Construction Industries:  A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, telehandlers, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, compact track loaders, medium track-type tractors, track-type loaders, motor graders, pipelayers and mid-tier soil compactors. In addition, Construction Industries has responsibility for an integrated manufacturing cost center. Inter-segment sales are a source of revenue for this segment.

Resource Industries:  A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, hard rock vehicles, longwall miners, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, segment profit includes the impact from divestiture of portions of the Bucyrus distribution business and the acquisition of ERA Mining Machinery Limited, including its wholly-owned subsidiary Zhengzhou Siwei Mechanical & Electrical Manufacturing Co., Ltd., commonly known as Siwei, which was completed during the second quarter of 2012. In the fourth quarter of 2013, Siwei was renamed Caterpillar (Zhengzhou) Ltd. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in China. Inter-segment sales are a source of revenue for this segment.

Energy & Transportation (formerly Power Systems):  A segment primarily responsible for supporting customers using reciprocating engines, turbines, diesel-electric locomotives and related parts across industries serving power generation, industrial, oil and gas and transportation applications, including marine and rail-related businesses. Responsibilities include business strategy, product design, product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services, reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and oil and gas industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the business strategy, product design, product management, development, manufacturing, remanufacturing, leasing and service of diesel-electric locomotives and components and other rail-related products and services. Inter-segment sales are a source of revenue for this segment.

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

All Other operating segments:  Primarily includes activities such as: the remanufacturing of Cat® engines and components and remanufacturing services for other companies as well as the business strategy, product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Cat products, paving products, forestry products and industrial and waste products; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America; parts distribution; distribution services responsible for dealer development and administration including a wholly-owned dealer in Japan, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts. On July 31, 2012, we sold a majority interest in Caterpillar's third party logistics business. Results for the All Other operating segments are included as a reconciling item between reportable segments and consolidated external reporting.

C.             Segment measurement and reconciliations

There are several methodology differences between our segment reporting and our external reporting.  The following is a list of the more significant methodology differences:

•
Machinery, Energy & Transportation segment net assets generally include inventories, receivables, property, plant and equipment, goodwill, intangibles, accounts payable, and customer advances.  Liabilities other than accounts payable and customer advances are generally managed at the corporate level and are not included in segment operations.  Financial Products Segment assets generally include all categories of assets.

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

•
The present value of future lease payments for certain Machinery, Energy & Transportation operating leases is included in segment assets.  The estimated financing component of the lease payments is excluded.

•
Currency exposures for Machinery, Energy & Transportation are generally managed at the corporate level and the effects of changes in exchange rates on results of operations within the year are not included in segment profit.  The net difference created in the translation of revenues and costs between exchange rates used for U.S. GAAP reporting and exchange rates used for segment reporting is recorded as a methodology difference.

•
Postretirement benefit expenses are split; segments are generally responsible for service and prior service costs, with the remaining elements of net periodic benefit cost included as a methodology difference.

•
Machinery, Energy & Transportation segment profit is determined on a pretax basis and excludes interest expense and other income/expense items.  Financial Products Segment profit is determined on a pretax basis and includes other income/expense items.

Reconciling items are created based on accounting differences between segment reporting and our consolidated external reporting. Please refer to pages A-86 to A-91 for financial information regarding significant reconciling items.  Most of our reconciling items are self-explanatory given the above explanations.  For the reconciliation of profit, we have grouped the reconciling items as follows:

•	Corporate costs: These costs are related to corporate requirements and strategies that are considered to be for the benefit of the entire organization.

•
Restructuring costs:  Primarily costs for employee separation costs and long-lived asset impairments. A table, Reconciliation of Restructuring Costs on page A-88, has been included to illustrate how segment profit would have been impacted by the restructuring costs. See Note 27 for more information.

•	Methodology differences: See previous discussion of significant accounting differences between segment reporting and consolidated external reporting.

•	Timing: Timing differences in the recognition of costs between segment reporting and consolidated external reporting.

Segment Information
(Millions of dollars)
Reportable Segments:
	External sales and revenues	Inter- segment sales and revenues	Total sales and revenues	Depreciation and amortization	Segment profit	Segment assets at December 31	Capital expenditures
2014
Construction Industries	$19,362	$250	$19,612	$522	$2,207	$6,596	$369
Resource Industries	8,921	585	9,506	691	501	9,568	277
Energy & Transportation	21,727	2,248	23,975	646	4,038	8,399	608
Machinery, Energy & Transportation	$50,010	$3,083	$53,093	$1,859	$6,746	$24,563	$1,254
Financial Products Segment	3,313	—	3,313	885	901	37,011	1,634
Total	$53,323	$3,083	$56,406	$2,744	$7,647	$61,574	$2,888

2013
Construction Industries	$18,532	$330	$18,862	$493	$1,374	$7,607	$551
Resource Industries	11,805	465	12,270	698	1,586	10,389	499
Energy & Transportation	20,155	1,895	22,050	642	3,401	8,492	677
Machinery, Energy & Transportation	$50,492	$2,690	$53,182	$1,833	$6,361	$26,488	$1,727
Financial Products Segment	3,224	—	3,224	789	990	36,980	1,806
Total	$53,716	$2,690	$56,406	$2,622	$7,351	$63,468	$3,533

2012
Construction Industries	$19,451	$470	$19,921	$459	$1,846	$9,624	$984
Resource Industries	19,715	726	20,441	649	4,285	12,466	1,078
Energy & Transportation	21,122	2,407	23,529	604	3,422	9,323	960
Machinery, Energy & Transportation	$60,288	$3,603	$63,891	$1,712	$9,553	$31,413	$3,022
Financial Products Segment	3,090	—	3,090	708	763	36,563	1,660
Total	$63,378	$3,603	$66,981	$2,420	$10,316	$67,976	$4,682

Reconciliation of Sales and Revenues:
(Millions of dollars)	Machinery, Energy & Transportation	Financial Products	Consolidating Adjustments		Consolidated Total
2014
Total external sales and revenues from reportable segments	$50,010	$3,313	$—		$53,323
All Other operating segments	2,251	—	—		2,251
Other	(119)	73	(344)	[1]	(390)
Total sales and revenues	$52,142	$3,386	$(344)		$55,184

2013
Total external sales and revenues from reportable segments	$50,492	$3,224	$—		$53,716
All Other operating segments	2,263	—	—		2,263
Other	(61)	78	(340)	[1]	(323)
Total sales and revenues	$52,694	$3,302	$(340)		$55,656

2012
Total external sales and revenues from reportable segments	$60,288	$3,090	$—		$63,378
All Other operating segments	2,827	—	—		2,827
Other	(47)	70	(353)	[1]	(330)
Total sales and revenues	$63,068	$3,160	$(353)		$65,875

[1]	Elimination of Financial Products revenues from Machinery, Energy & Transportation.

Reconciliation of consolidated profit before taxes:
(Millions of dollars)	Machinery, Energy & Transportation	Financial Products	Consolidated Total
2014
Total profit from reportable segments	$6,746	$901	$7,647
All Other operating segments	850	—	850
Cost centers	38	—	38
Corporate costs	(1,584)	—	(1,584)
Timing	(244)	—	(244)
Restructuring costs	(441)	—	(441)
Methodology differences:
Inventory/cost of sales	55	—	55
Postretirement benefit expense	(411)	—	(411)
Financing costs	(502)	—	(502)
Equity in (profit) loss of unconsolidated affiliated companies	(8)	—	(8)
Currency	(52)	—	(52)
Other income/expense methodology differences	(249)	—	(249)
Other methodology differences	(24)	8	(16)
Total consolidated profit before taxes	$4,174	$909	$5,083

2013
Total profit from reportable segments	$6,361	$990	$7,351
All Other operating segments	736	—	736
Cost centers	119	—	119
Corporate costs	(1,368)	—	(1,368)
Timing	116	—	116
Restructuring costs	(200)	—	(200)
Methodology differences:
Inventory/cost of sales	(112)	—	(112)
Postretirement benefit expense	(685)	—	(685)
Financing costs	(469)	—	(469)
Equity in (profit) loss of unconsolidated affiliated companies	6	—	6
Currency	(110)	—	(110)
Other income/expense methodology differences	(238)	—	(238)
Other methodology differences	(48)	30	(18)
Total consolidated profit before taxes	$4,108	$1,020	$5,128

2012
Total profit from reportable segments	$9,553	$763	$10,316
All Other operating segments	994	—	994
Cost centers	11	—	11
Corporate costs	(1,502)	—	(1,502)
Timing	(298)	—	(298)
Methodology differences:
Inventory/cost of sales	43	—	43
Postretirement benefit expense	(696)	—	(696)
Financing costs	(474)	—	(474)
Equity in (profit) loss of unconsolidated affiliated companies	(14)	—	(14)
Currency	108	—	108
Other income/expense methodology differences	(249)	—	(249)
Other methodology differences	(20)	17	(3)
Total consolidated profit before taxes	$7,456	$780	$8,236

Reconciliation of Restructuring costs:

As noted above, restructuring costs are a reconciling item between Segment profit and Consolidated profit before taxes. Had we included the amounts in the segments' results, the profit would have been as shown below:

Reconciliation of Restructuring costs:
(Millions of dollars)	Segment profit	Restructuring costs	Segment profit with restructuring costs
2014
Construction Industries	$2,207	$(293)	$1,914
Resource Industries	501	(72)	429
Energy & Transportation	4,038	(31)	4,007
Financial Products Segment	901	—	901
All Other operating segments	850	(36)	814
Total	$8,497	$(432)	$8,065

2013
Construction Industries	$1,374	$(33)	$1,341
Resource Industries	1,586	(105)	1,481
Energy & Transportation	3,401	(32)	3,369
Financial Products Segment	990	—	990
All Other operating segments	736	(27)	709
Total	$8,087	$(197)	$7,890

Reconciliation of Assets:
(Millions of dollars)	Machinery, Energy & Transportation	Financial Products	Consolidating Adjustments	Consolidated Total
2014
Total assets from reportable segments	$24,563	$37,011	$—	$61,574
All Other operating segments	2,810	—	—	2,810
Items not included in segment assets:
Cash and short-term investments	6,317	—	—	6,317
Intercompany receivables	1,185	—	(1,185)	—
Investment in Financial Products	4,488	—	(4,488)	—
Deferred income taxes	3,627	—	(674)	2,953
Goodwill and intangible assets	3,492	—	—	3,492
Property, plant and equipment – net and other assets	1,174	—	—	1,174
Operating lease methodology difference	(213)	—	—	(213)
Liabilities included in segment assets	9,837	—	—	9,837
Inventory methodology differences	(2,697)	—	—	(2,697)
Other	(395)	(102)	(69)	(566)
Total assets	$54,188	$36,909	$(6,416)	$84,681

2013
Total assets from reportable segments	$26,488	$36,980	$—	$63,468
All Other operating segments	2,973	—	—	2,973
Items not included in segment assets:
Cash and short-term investments	4,597	—	—	4,597
Intercompany receivables	1,219	—	(1,219)	—
Investment in Financial Products	4,798	—	(4,798)	—
Deferred income taxes	2,541	—	(525)	2,016
Goodwill and intangible assets	3,582	—	—	3,582
Property, plant and equipment – net and other assets	1,175	—	—	1,175
Operating lease methodology difference	(273)	—	—	(273)
Liabilities included in segment assets	10,357	—	—	10,357
Inventory methodology differences	(2,539)	—	—	(2,539)
Other	(214)	(135)	(111)	(460)
Total assets	$54,704	$36,845	$(6,653)	$84,896

2012
Total assets from reportable segments	$31,413	$36,563	$—	$67,976
All Other operating segments	3,179	—	—	3,179
Items not included in segment assets:
Cash and short-term investments	3,306	—	—	3,306
Intercompany receivables	303	—	(303)	—
Investment in Financial Products	4,433	—	(4,433)	—
Deferred income taxes	3,926	—	(516)	3,410
Goodwill and intangible assets	3,145	—	—	3,145
Property, plant and equipment – net and other assets	723	—	—	723
Operating lease methodology difference	(305)	—	—	(305)
Liabilities included in segment assets	10,900	—	—	10,900
Inventory methodology differences	(2,949)	—	—	(2,949)
Other	(176)	(107)	(132)	(415)
Total assets	$57,898	$36,456	$(5,384)	$88,970

Reconciliation of Depreciation and amortization:
(Millions of dollars)	Machinery, Energy & Transportation	Financial Products	Consolidated Total
2014
Total depreciation and amortization from reportable segments	$1,859	$885	$2,744
Items not included in segment depreciation and amortization:
All Other operating segments	279	—	279
Cost centers	150	—	150
Other	(35)	25	(10)
Total depreciation and amortization	$2,253	$910	$3,163

2013
Total depreciation and amortization from reportable segments	$1,833	$789	$2,622
Items not included in segment depreciation and amortization:
All Other operating segments	305	—	305
Cost centers	151	—	151
Other	(16)	25	9
Total depreciation and amortization	$2,273	$814	$3,087

2012
Total depreciation and amortization from reportable segments	$1,712	$708	$2,420
Items not included in segment depreciation and amortization:
All Other operating segments	313	—	313
Cost centers	96	—	96
Other	(39)	23	(16)
Total depreciation and amortization	$2,082	$731	$2,813

Reconciliation of Capital expenditures:
(Millions of dollars)	Machinery, Energy & Transportation	Financial Products	Consolidating Adjustments	Consolidated Total
2014
Total capital expenditures from reportable segments	$1,254	$1,634	$—	$2,888
Items not included in segment capital expenditures:
All Other operating segments	331	—	—	331
Cost centers	181	—	—	181
Timing	21	—	—	21
Other	(146)	183	(79)	(42)
Total capital expenditures	$1,641	$1,817	$(79)	$3,379

2013
Total capital expenditures from reportable segments	$1,727	$1,806	$—	$3,533
Items not included in segment capital expenditures:
All Other operating segments	452	—	—	452
Cost centers	191	—	—	191
Timing	363	—	—	363
Other	(128)	105	(70)	(93)
Total capital expenditures	$2,605	$1,911	$(70)	$4,446

2012
Total capital expenditures from reportable segments	$3,022	$1,660	$—	$4,682
Items not included in segment capital expenditures:
All Other operating segments	459	—	—	459
Cost centers	201	—	—	201
Timing	(71)	—	—	(71)
Other	(176)	136	(155)	(195)
Total capital expenditures	$3,435	$1,796	$(155)	$5,076

Enterprise-wide Disclosures:

Information about Geographic Areas:

					Property, plant and equipment - net
	External sales and revenues [1]				December 31,
(Millions of dollars)	2014	2013	2012		2014	2013	2012
Inside United States	$21,122	$18,579	$20,239		$8,714	$8,723	$8,559
Outside United States	34,062	37,077	45,636	[2]	7,863	8,352	7,902
Total	$55,184	$55,656	$65,875		$16,577	$17,075	$16,461

[1]	Sales of Machinery, Energy & Transportation are based on dealer or customer location. Revenues from services provided are based on where service is rendered.

[2]	The only country with greater than 10 percent of external sales and revenues for any of the periods presented, other than the United States, is Australia with $6,822 million as of December 31, 2012.

24.	Acquisitions

Johan Walter Berg AB

In September 2013, we acquired 100 percent of the stock of Johan Walter Berg AB (Berg). Berg is a leading manufacturer of mechanically and electrically driven propulsion systems and marine controls for ships. Headquartered in Öckerö Islands, Sweden, Berg has designed and manufactured heavy-duty marine thrusters and controllable pitch propellers since 1929. Its proprietary systems are employed in maritime applications throughout the world that require precise maneuvering and positioning. With the acquisition, Caterpillar will transition from selling only engines and generators to providing complete marine propulsion package systems. The purchase price, net of $9 million of acquired cash, was approximately $169 million. The purchase price includes contingent consideration, payable in 2016, with a fair value of approximately $7 million. The contingent consideration will be based on the revenues achieved by Berg in the period from January 1, 2013 to December 31, 2015 and is capped at €30 million. The contingent consideration will be remeasured each reporting period at its estimated fair value with any adjustment included in Other operating (income) expenses in Statement 1.

The transaction was financed with available cash. Tangible assets as of the acquisition date were $82 million, recorded at their fair values, and primarily included cash of $9 million, receivables of $13 million, inventories of $32 million and property, plant and equipment of $28 million. Finite-lived intangible assets acquired of $70 million included developed technology, customer relationships, and trade names. The finite lived intangible assets are being amortized on a straight-line basis over a weighted-average amortization period of approximately 11 years. Liabilities assumed as of the acquisition date were $87 million, recorded at their fair values, and primarily included accounts payable of $19 million, customer advances of $31 million and net deferred tax liabilities of $15 million. Goodwill of $113 million, non-deductible for income tax purposes, represented the excess of the consideration transferred over the net assets recognized and represented the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Factors that contributed to a purchase price resulting in the recognition of goodwill include Berg’s strategic fit into our product portfolio, the opportunity to provide worldwide support to marine operators for a complete, optimized propulsion package, and the acquired assembled workforce. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the Energy & Transportation segment in Note 23. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

Black Horse Joint Venture

In December 2012, Caterpillar and Ariel Corporation (Ariel) contributed $70 million each to obtain a 50 percent equity interest in a newly formed company, Black Horse LLC (Black Horse). Immediately upon formation, Black Horse acquired ProSource, a pump manufacturer headquartered in Houston, Texas. The acquisition of ProSource, which designs and manufactures reciprocating pressure pumps, enables Black Horse to serve the well service market. Black Horse will leverage Caterpillar and Ariel engineering and manufacturing expertise to expand ProSource's existing product line to better serve global oil and gas customers. Frac pumps sold through the combined venture are branded and sold under the Caterpillar name and are distributed through the Caterpillar dealer network. Our investment in Black Horse, accounted for by the equity method, is included in Investments in unconsolidated affiliated companies in Statement 3.

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

Because of the accounting misconduct identified in the fourth quarter of 2012, Siwei's goodwill was tested for impairment as of November 30, 2012. We determined the carrying value of Siwei, which was a separate reporting unit, exceeded its fair value at the measurement date, requiring step two in the impairment test process.  The fair value of the Siwei reporting unit was determined primarily using an income approach based on the present value of discounted cash flows. We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of approximately $45 million remaining for Siwei. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge was reported in the fourth quarter of 2012 in the Resource Industries segment.

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

The transaction was financed with available cash. Tangible assets as of the acquisition date were $252 million and primarily included cash of $18 million, receivables of $34 million, inventory of $26 million, and property, plant and equipment of $157 million. Finite-lived intangible assets acquired were $8 million. Liabilities assumed as of the acquisition date were $135 million, recorded at their fair values, and primarily included debt of $77 million and accounts payable of $39 million. Goodwill of $22 million, which is deductible for income tax purposes, represents the excess of cost over the fair value of net tangible assets acquired. The results of the acquired business for the period from the acquisition date are included in the accompanying consolidated financial statements and are reported in the All Other operating segments in Note 23. Assuming this transaction had been made at the beginning of any period presented, the consolidated pro forma results would not be materially different from reported results.

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

Bucyrus Distribution Business Divestitures

In conjunction with our acquisition of Bucyrus in July 2011, we announced our intention to sell the Bucyrus distribution business to Caterpillar dealers that support mining customers around the world in a series of individual transactions.  Bucyrus predominantly employed a direct to end customer model to sell and support products.  The intention is for all Bucyrus products to be sold and serviced by Caterpillar dealers, consistent with our long-held distribution strategy.  These transitions occurred in phases based on the mining business opportunity within each dealer territory and were substantially complete by the end of 2014.

The portions of the Bucyrus distribution business that were sold did not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from the Caterpillar dealers after the divestitures. The gain or loss on disposal, along with the continuing operations of these disposal groups, has been reported in the Resource Industries segment. Goodwill was allocated to each disposal group using the relative fair value method. The value of the customer relationship intangibles related to each portion of the Bucyrus distribution business was included in the disposal groups. The disposal groups were recorded at the lower of their carrying value or fair value less cost to sell. In 2014, 2013 and 2012, we recorded asset impairment charges of $4 million, $11 million and $27 million respectively, related to disposal groups being sold to Caterpillar dealers. Fair value was determined based upon the negotiated sales price. The impairments were recorded in Other operating (income) expenses and included in the Resource Industries segment. The portions of the distribution business that were sold were not material to our results of operations, financial position or cash flow.

In 2014, we completed 32 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $199 million. For the full year 2014, after-tax profit was unfavorably impacted by $22 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $21 million of income related to sales transactions, a net unfavorable adjustment of $14 million related to prior sale transactions (both included in Other operating (income) expenses), costs incurred related to the Bucyrus distribution divestiture activities of $25 million (included in Selling, general and administrative expenses) and income tax of $4 million.

Assets sold in 2014 included customer relationship intangibles of $82 million, other assets of $24 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $63 million related to the divested portions of the Bucyrus distribution business.

As part of the 2014 divestitures, Cat Financial provided $20 million of financing to two of the Caterpillar dealers.

In 2013, we completed 19 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $467 million. For the full year 2013, after-tax profit was unfavorably impacted by $39 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $95 million of income related to sales transactions, a $34 million unfavorable adjustment due to a change in estimate to increase the reserve for parts returns related to prior sale transactions (both included in Other operating (income) expenses), costs incurred related to the Bucyrus distribution divestiture activities of $104 million (included in Selling, general and administrative expenses) and an income tax benefit of $4 million.

Assets sold in 2013 included customer relationship intangibles of $127 million, other assets of $65 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $56 million related to the divested portions of the Bucyrus distribution business.

As part of the 2013 divestitures, Cat Financial provided $132 million of financing to five of the Caterpillar dealers.

In 2012, we completed 12 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $1,436 million. For the full year 2012, after-tax profit was unfavorably impacted by $28 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $310 million of income (included in Other operating (income) expenses) related to sales transactions, offset by costs incurred related to the Bucyrus distribution divestiture activities of $177 million (included in Selling, general and administrative expenses) and income tax of $161 million.

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

As a result of the divestiture, we recorded a pretax gain of $278 million (included in Other operating (income) expenses). In addition, we recognized $8 million of incremental incentive compensation expense. The fair value of our retained noncontrolling interest was $58 million, as determined by the $107 million equity contribution from Platinum Equity, and was included in Investments in unconsolidated affiliated companies in Statement 3. The disposal did not qualify as discontinued operations because Caterpillar has significant continuing involvement through its noncontrolling interest. The financial impact of the disposal was reported in the All Other operating segments. Results for our remaining interest will be recorded in Equity in profit (loss) of unconsolidated affiliated companies and are reported in the All Other operating segments.

The controlling financial interest in Caterpillar Logistics Services LLC was not material to our results of operations, financial position or cash flow.

27.	Restructuring costs

Restructuring costs for 2014, 2013, and 2012 were $441 million, $200 million and $94 million, respectively, and were recognized in Other operating (income) expenses in Statement 1. The 2014 restructuring costs included $382 million of employee separation costs, $33 million of long-lived asset impairments and $26 million of other restructuring costs. The 2013 restructuring costs included $151 million of employee separation costs, $41 million of long-lived asset impairments and $8 million of other restructuring costs. The 2012 costs were for employee separations.

The restructuring costs in 2014 were primarily related to a reduction in workforce at our Gosselies, Belgium, facility. The most significant charges in 2013 were for the restructuring of management and support functions and the closure or downsizing of several facilities related to our mining business. The separation charges in 2012 were primarily in the Energy & Transportation segment and were related to the closure of the Electro-Motive Diesel facility located in London, Ontario and separation programs in Europe.

Restructuring costs for 2014 and 2013 are a reconciling item between Segment profit and Consolidated profit before taxes. See Note 23 for more information.

Our accounting for separations was dependent upon how the particular program was designed. For voluntary programs, eligible separation costs were recognized at the time of employee acceptance. For involuntary programs, eligible costs were recognized when management had approved the program, the affected employees had been properly notified and the costs were estimable.

The following table summarizes the 2012, 2013 and 2014 employee separation activity:

(Millions of dollars)	Total
Liability balance at December 31, 2011	$90
Increase in liability (separation charges)	94
Reduction in liability (payments and other adjustments)	(155)
Liability balance at December 31, 2012	$29
Increase in liability (separation charges)	151
Reduction in liability (payments and other adjustments)	(91)
Liability balance at December 31, 2013	$89
Increase in liability (separation charges)	382
Reduction in liability (payments and other adjustments)	(289)
Liability balance at December 31, 2014	$182

The remaining liability balance as of December 31, 2014 represents costs for employees who have not yet separated from the Company or whose full severance has not yet been paid.  The majority of these remaining costs are expected to be paid in 2015.

In December 2013, we announced a restructuring plan for our Gosselies, Belgium, facility. This restructuring plan was designed to improve the competitiveness of our European manufacturing footprint and achieve competitiveness in our European operations by refocusing our current Gosselies operations on final machine assembly, test and paint with limited component and fabrication operations. This action includes reshaping our supply base for more efficient sourcing, improving factory efficiencies and workforce reductions and was approved by the Belgian Minister of Employment in February 2014. We estimate the total employee cash separation costs to be about $300 million before tax, which represents substantially all of the restructuring costs to be incurred under the restructuring plan. In 2014, we recognized $273 million of these separation-related charges. The remaining costs are expected to be recognized in 2015.

28.	Selected quarterly financial results (unaudited)

	2014 Quarter
(Dollars in millions except per share data)	1st	2nd	3rd	4th
Sales and revenues	$13,241	$14,150	$13,549	$14,244
Less: Revenues	(748)	(759)	(791)	(744)
Sales	12,493	13,391	12,758	13,500
Cost of goods sold	9,437	10,197	9,634	10,499
Gross margin	3,056	3,194	3,124	3,001
Profit [1]	$922	$999	$1,017	$757
Profit per common share	$1.47	$1.60	$1.66	$1.25
Profit per common share–diluted [2]	$1.44	$1.57	$1.63	$1.23

	2013 Quarter
	1st	2nd	3rd	4th
Sales and revenues	$13,210	$14,621	$13,423	$14,402
Less: Revenues	(726)	(735)	(745)	(756)
Sales	12,484	13,886	12,678	13,646
Cost of goods sold	9,639	10,773	9,774	10,541
Gross margin	2,845	3,113	2,904	3,105
Profit [1]	$880	$960	$946	$1,003
Profit per common share	$1.34	$1.48	$1.48	$1.57
Profit per common share–diluted [2]	$1.31	$1.45	$1.45	$1.54

[1]	Profit attributable to common stockholders.

[2]	Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

As previously disclosed, in connection with the preparation of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, we concluded that certain non-cash transactions should be excluded from both changes in Receivables-trade and other and Accounts payable when preparing our Consolidated Statement of Cash Flow. Accordingly, we prepared our Consolidated Statement of Cash Flow for the six and nine months ended June 30, 2014 and September 30, 2014 on that basis, and we revised our Consolidated Statement of Cash Flow for the comparative periods in 2013. We subsequently concluded that our prior policy of including those transactions in the changes in Receivables-trade and other and Accounts payable is acceptable. Accordingly, we prepared our Consolidated Statement of Cash Flow for the year ended December 31, 2014 using our prior policy. We will revise our Consolidated Statement of Cash Flow to increase Receivables-trade and other and decrease Accounts payable for $113 million and $149 million for the six and nine months ended June 30, 2014 and September 30, 2014, respectively, the next time they are filed. The revisions will not impact net cash provided by operating activities.

Five-year Financial Summary
(Dollars in millions except per share data)
	2014	2013	2012	2011	2010
Years ended December 31,
Sales and revenues	$55,184	$55,656	$65,875	$60,138	$42,588
Percent inside the United States	38%	33%	31%	30%	32%
Percent outside the United States	62%	67%	69%	70%	68%
Sales	$52,142	$52,694	$63,068	$57,392	$39,867
Revenues	$3,042	$2,962	$2,807	$2,746	$2,721
Profit [4]	$3,695	$3,789	$5,681	$4,928	$2,700
Profit per common share [1]	$5.99	$5.87	$8.71	$7.64	$4.28
Profit per common share–diluted [2]	$5.88	$5.75	$8.48	$7.40	$4.15
Dividends declared per share of common stock	$2.700	$2.320	$2.020	$1.820	$1.740
Return on average common stockholders’ equity [3]	19.6%	19.7%	37.2%	41.4%	27.4%
Capital expenditures:
Property, plant and equipment	$1,539	$2,522	$3,350	$2,515	$1,575
Equipment leased to others	$1,840	$1,924	$1,726	$1,409	$1,011
Depreciation and amortization	$3,163	$3,087	$2,813	$2,527	$2,296
Research and development expenses	$2,135	$2,046	$2,466	$2,297	$1,905
As a percent of sales and revenues	3.9%	3.7%	3.7%	3.8%	4.5%
Wages, salaries and employee benefits	$11,416	$10,962	$11,756	$10,994	$9,187
Average number of employees	115,625	122,502	127,758	113,620	98,554
December 31,
Total assets	$84,681	$84,896	$88,970	$81,218	$63,728
Long-term debt due after one year:
Consolidated	$27,784	$26,719	$27,752	$24,944	$20,437
Machinery, Energy & Transportation	$9,493	$7,999	$8,666	$8,415	$4,505
Financial Products	$18,291	$18,720	$19,086	$16,529	$15,932
Total debt:
Consolidated	$39,285	$37,750	$40,143	$34,592	$28,418
Machinery, Energy & Transportation	$10,012	$8,775	$10,415	$9,066	$5,204
Financial Products	$29,273	$28,975	$29,728	$25,526	$23,214

[1]	Computed on weighted-average number of shares outstanding.

[2]	Computed on weighted-average number of shares outstanding diluted by assumed exercise of stock-based compensation awards, using the treasury stock method.

[3]	Represents profit divided by average stockholders’ equity (beginning of year stockholders’ equity plus end of year stockholders’ equity divided by two).

[4]	Profit attributable to common stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our 2014 sales and revenues were $55.184 billion, a decrease of 1 percent from $55.656 billion in 2013.  Profit in 2014 was $3.695 billion, a decrease of 2 percent from $3.789 billion in 2013. The 2014 profit per share was $5.88, up 2 percent from $5.75 in 2013.

Fourth-quarter 2014 sales and revenues were $14.244 billion, down $158 million from $14.402 billion in the fourth quarter of 2013. Fourth-quarter 2014 profit was $757 million compared with $1.003 billion in the fourth quarter of 2013. Profit was $1.23 per share in the fourth quarter of 2014 compared with profit per share of $1.54 in the fourth quarter of 2013.

Highlights for 2014 include:

•	Sales declines in Resource Industries were nearly offset by increases in Energy & Transportation and Construction Industries.

•	Restructuring costs were $441 million in 2014 with an after-tax impact of $0.50 per share.

•	Profit per share was $5.88 in 2014 and $6.38 per share excluding restructuring costs. Profit in 2013 was $5.75 per share and $5.97 per share excluding restructuring costs.

•
Inventory declined about $1.1 billion during the fourth quarter of 2014. This decline was positive to operating cash flow, but unfavorable to profit. For the full year, inventory decreased about $420 million.

•	Machinery, Energy & Transportation (ME&T) operating cash flow for 2014 was $7.5 billion compared with $9.0 billion in 2013.

•	ME&T debt-to-capital ratio was 37.4 percent compared with 29.7 percent at the end of 2013. We ended the year with $7.3 billion of cash.

•	During the year, we repurchased $4.2 billion of Caterpillar stock and increased the quarterly dividend by 17 percent.

Restructuring Costs

Beginning in 2013, we turned our focus to structural cost reduction and worked on a large number of restructuring activities to help improve our long-term results. We incurred about $200 million in restructuring charges in 2013 and $441 million in 2014. In 2014, $273 million of restructuring costs were related to actions at our Gosselies, Belgium, facility to reduce costs and improve competitiveness. We expect to take restructuring actions in 2015 and anticipate that these actions will result in charges of about $150 million.

* Glossary of terms included on pages A-124 to A-126; first occurrence of terms shown in bold italics.

2014 COMPARED WITH 2013

CONSOLIDATED SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between 2013 (at left) and 2014 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Total sales and revenues were $55.184 billion in 2014, down $472 million, or 1 percent, from 2013. Sales volume decreased $680 million primarily due to lower volume in Resource Industries, partially offset by higher volume in Energy & Transportation and Construction Industries. In addition, the impact of currency was unfavorable $237 million primarily due to the Japanese yen and Brazilian real. These unfavorable items were partially offset by improved price realization of $365 million and an increase in Financial Products’ revenues of $80 million.

The volume decrease was primarily the result of lower end-user demand for mining equipment in Resource Industries, as customers reduced their capital expenditures. This unfavorable impact was partially offset by the favorable impact of changes in dealer machine and engine inventories, as dealers decreased inventories about $1 billion in 2014, compared to a decrease of over $3 billion in 2013. In addition, end-user demand increased for Energy & Transportation applications.

Dealers are independent, and there could be many reasons for changes in their inventory levels. In general, dealers adjust inventory based on their expectations of future demand and product delivery times. Dealers’ demand expectations take into account seasonal changes, macroeconomic conditions and other factors. Delivery times can vary based on availability of product from Caterpillar factories and product distribution centers. We expect that dealers will continue to reduce inventories in 2015 as they align inventory levels with expected demand.

Aftermarket parts sales were about flat as increases in Energy & Transportation were about offset by declines in Resource Industries.

Sales declines in Asia/Pacific and Latin America were nearly offset by increases in North America. In Asia/Pacific, sales decreased 13 percent as a result of lower end-user demand resulting from weak economic conditions. Sales were down in each segment across the region. Sales declined 17 percent in Latin America primarily due to lower end-user demand for mining equipment. Sales increased 12 percent in North America primarily due to higher end-user demand for construction equipment and oil and gas and transportation applications and the favorable impact of dealer inventory changes primarily for construction equipment.

Sales were about flat in EAME, as lower end-user demand for mining equipment was about offset by the favorable impact of changes in dealer inventories. While sales in EAME were about flat, sales declines in the CIS were about offset by higher construction equipment sales in Europe due to weak but improving economic conditions. We believe the sales declines in the CIS were due to the effects of ongoing political unrest on economic activity in the region. An escalation in geo-political events in the region could negatively impact trade overall and the demand for our products.

By segment, sales decreases in Resource Industries were partially offset by increases in Energy & Transportation and Construction Industries. Resource Industries’ sales declined 24 percent, resulting primarily from weaker demand for mining products, partially offset by the favorable impact of changes in dealer inventories. Energy & Transportation’s sales were 8 percent higher with increases in all applications. Construction Industries’ sales increased 4 percent primarily due to the favorable impact of changes in dealer inventories. While we expect modest improvement in world economic growth in 2015, we expect that our sales will be negatively impacted by continued weakness in commodity prices, particularly oil, copper, coal and iron ore. In addition, the continued strength of the U.S. dollar is expected to negatively impact sales in 2015.

CONSOLIDATED OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2013 (at left) and 2014 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes consolidating adjustments and Machinery, Energy & Transportation other operating (income) expenses.

Operating profit for 2014 was $5.328 billion, compared with $5.628 billion for 2013. The decrease was primarily the result of increased SG&A and R&D expenses, higher restructuring costs and the absence of a gain related to a settlement in 2013 with the previous owners of Caterpillar (Zhengzhou) Ltd. These unfavorable items were partially offset by improved price realization, primarily for Construction Industries and Energy & Transportation, and lower manufacturing costs.

SG&A and R&D expenses increased $291 million primarily due to higher incentive compensation expense, partially offset by lower retirement benefits costs and decreased program spending. R&D expenses are expected to be higher in 2015 due to additional program spending on new technologies with applications across the company. For example, we are focusing on developmental activities in the area of data analytics in an effort to enhance customer productivity. We believe that should we be successful in developing an automated analytics and diagnostics solution that can be utilized across our product line, this will result in a competitive advantage for our company.

Our restructuring activities continued in 2014 as part of our ongoing efforts to optimize our cost structure and improve the efficiency of our operations. Restructuring costs for 2014 were $441 million and related to a reduction in workforce at our Gosselies, Belgium, facility and other actions across the company. In 2013, restructuring costs were $200 million. For the full year 2015, we are expecting restructuring costs of $150 million as we will continue to incur costs related to programs started in 2014 and expect to take additional actions to further improve our long-term cost structure.

Manufacturing costs improved $104 million primarily due to lower material costs and favorable changes in cost absorption as inventory declined significantly in 2013 as compared to a slight decline in 2014. These favorable impacts were partially offset by higher incentive compensation, increased warranty expenses and the absence of LIFO inventory decrement benefits of $115 million from 2013.

In 2015, we anticipate lower manufacturing costs as a result of our continued focus to improve costs and efficiency. We also expect the continued strength of the U.S. dollar, while unfavorable to sales, to be favorable to costs and profit. We expect these favorable items to be partially offset by unfavorable changes in cost absorption, as the decline in inventory in 2015 is expected to be larger than in 2014. In addition, with a greater proportion of the expected decline in 2015 sales occurring in higher margin products for the oil and gas and mining industries, we anticipate an unfavorable impact on operating margin.
Short-term incentive compensation expense related to 2014 was about $1.3 billion. Short-term incentive compensation expense related to 2013 was about $545 million. We expect that short-term incentive compensation expense will be lower in 2015 than in 2014.

Other Profit/Loss Items

•
Other income/expense was income of $239 million in 2014, compared with expense of $35 million in 2013. The change was primarily due to the favorable impact of currency translation and hedging gains and losses. Translation and hedging losses in 2013 totaled $254 million. In 2014, translation and hedging gains were $54 million.

•	The provision for income taxes for 2014 reflects an effective tax rate of 28 percent compared with 28.5 percent for 2013, excluding the items discussed below.

The 2014 tax provision also included a benefit of $23 million for the release of a valuation allowance against the deferred tax assets of a non-U.S. subsidiary and a net benefit of $21 million to adjust prior years’ U.S. taxes and interest. This compares to benefits in 2013 of $87 million primarily related to the U.S. research and development tax credit that was retroactively extended in 2013 for 2012 and $55 million to adjust U.S. taxes from the prior year.

Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
2014
Construction Industries [1]	$19,362	4%	$8,403	19%	$2,445	(10)%	$4,267	6%	$4,247	(10)%
Resource Industries [2]	8,921	(24)%	3,193	(11)%	1,514	(34)%	2,116	(29)%	2,098	(29)%
Energy & Transportation [3]	21,727	8%	9,612	17%	1,963	(9)%	6,297	10%	3,855	(4)%
All Other Segments [4]	2,251	(1)%	1,436	3%	251	9%	345	(9)%	219	(14)%
Corporate Items and Eliminations	(119)		(85)		(1)		(34)		1
Machinery, Energy & Transportation Sales	52,142	(1)%	22,559	12%	6,172	(17)%	12,991	(1)%	10,420	(13)%

Financial Products Segment	3,313	3%	1,782	6%	468	9%	494	(2)%	569	(6)%
Corporate Items and Eliminations	(271)		(145)		(51)		(26)		(49)
Financial Products Revenues	3,042	3%	1,637	6%	417	5%	468	(1)%	520	(5)%

Consolidated Sales and Revenues	$55,184	(1)%	$24,196	11%	$6,589	(16)%	$13,459	(1)%	$10,940	(12)%

2013
Construction Industries [1]	$18,532		$7,071		$2,731		$4,026		$4,704
Resource Industries [2]	11,805		3,583		2,283		2,998		2,941
Energy & Transportation [3]	20,155		8,231		2,168		5,735		4,021
All Other Segments [4]	2,263		1,399		231		378		255
Corporate Items and Eliminations	(61)		(65)		2		1		1
Machinery, Energy & Transportation Sales	52,694		20,219		7,415		13,138		11,922

Financial Products Segment	3,224		1,688		430		503		603
Corporate Items and Eliminations	(262)		(145)		(34)		(28)		(55)
Financial Products Revenues	2,962		1,543		396		475		548

Consolidated Sales and Revenues	$55,656		$21,762		$7,811		$13,613		$12,470

[1]	Does not include inter-segment sales of $250 million and $330 million in 2014 and 2013, respectively.

[2]	Does not include inter-segment sales of $585 million and $465 million in 2014 and 2013, respectively.

[3]	Does not include inter-segment sales of $2,248 million and $1,895 million in 2014 and 2013, respectively.

[4]	Does not include inter-segment sales of $3,440 million and $3,234 million in 2014 and 2013, respectively.

Sales and Revenues by Segment
(Millions of dollars)	2013	Sales Volume	Price Realization	Currency	Other	2014	$ Change	% Change

Construction Industries	$18,532	$828	$227	$(225)	$—	$19,362	$830	4%
Resource Industries	11,805	(2,763)	(76)	(45)	—	8,921	(2,884)	(24)%
Energy & Transportation	20,155	1,353	182	37	—	21,727	1,572	8%
All Other Segments	2,263	(38)	30	(4)	—	2,251	(12)	(1)%
Corporate Items and Eliminations	(61)	(60)	2	—	—	(119)	(58)
Machinery, Energy & Transportation Sales	52,694	(680)	365	(237)	—	52,142	(552)	(1)%

Financial Products Segment	3,224	—	—	—	89	3,313	89	3%
Corporate Items and Eliminations	(262)	—	—	—	(9)	(271)	(9)
Financial Products Revenues	2,962	—	—	—	80	3,042	80	3%

Consolidated Sales and Revenues	$55,656	$(680)	$365	$(237)	$80	$55,184	$(472)	(1)%

Operating Profit by Segment
(Millions of dollars)	2014	2013	$ Change	% Change
Construction Industries	$2,207	$1,374	$833	61%
Resource Industries	501	1,586	(1,085)	(68)%
Energy & Transportation	4,038	3,401	637	19%
All Other Segments	850	736	114	15%
Corporate Items and Eliminations	(2,875)	(2,182)	(693)
Machinery, Energy & Transportation	4,721	4,915	(194)	(4)%

Financial Products Segment	901	990	(89)	(9)%
Corporate Items and Eliminations	(16)	(7)	(9)
Financial Products	885	983	(98)	(10)%
Consolidating Adjustments	(278)	(270)	(8)
Consolidated Operating Profit	$5,328	$5,628	$(300)	(5)%

Construction Industries
Construction Industries’ sales were $19.362 billion in 2014, an increase of $830 million, or 4 percent, from 2013. The sales increase was primarily due to higher sales volume and the favorable impact of price realization, partially offset by the unfavorable impact of currency. Sales of new equipment increased slightly, and sales of aftermarket parts were about flat.

•	The increase in sales volume was primarily related to the impact of changes in dealer inventories. Dealer inventories increased slightly in 2014, compared to a decrease in 2013.

•	About one-third of the price realization improvement was due to the absence of sales from a large government order in Brazil that started in 2013 and ended in the first half of 2014.

•	The unfavorable currency impact was primarily from a weaker Japanese yen, as sales in Japanese yen translated into fewer U.S. dollars.

Sales increased in North America and EAME, while sales in Asia/Pacific and Latin America were down.

•
In North America, higher sales were primarily due to higher end-user demand resulting from an increase in construction-related spending in the United States. Although still below prior peaks, construction-related spending continues to improve. The remaining sales increase was primarily due to the favorable impact of changes in dealer inventories, as dealers increased inventory in 2014, compared to a decrease in 2013.

•
In EAME, higher sales were primarily due to the favorable impact of changes in dealer inventory, partially offset by lower end-user demand. Dealer inventory was about flat in 2014, compared to a decrease in 2013. The decrease in end-user demand was primarily due to lower dealer deliveries to end users in CIS and Africa/Middle East resulting from political unrest, partially offset by increased dealer deliveries to end users in Europe primarily due to weak but improving economic conditions.

•
Sales decreased in Asia/Pacific primarily in Japan, China and Thailand. In Japan, sales during 2013 were favorably impacted by customer demand in advance of a 2014 emissions change. Sales in Japan also declined due to a weaker Japanese yen as sales in yen translated into fewer U.S. dollars. In China, construction-related spending declined as the overall construction machinery industry decreased approximately 15 percent from last year. However, our dealer deliveries to end users in China have outpaced the industry overall. We expect the Chinese construction machinery industry and our construction equipment sales in China to decline further in 2015. In Thailand, sales declined as a result of social and political unrest.

•	Sales declined in Latin America primarily due to lower sales for the large government order in Brazil and lower end-user demand resulting from weaker economic conditions.

In 2015, we expect low oil prices will be negative for Construction Industries’ sales in oil producing countries around the world, including some regions of the United States that rely heavily on oil revenues to fund infrastructure projects.

Construction Industries’ profit was $2.207 billion in 2014, compared with $1.374 billion in 2013. The increase in profit was primarily due to the favorable impact of currency, higher sales volume, improved price realization and lower manufacturing costs. These favorable items were partially offset by increased SG&A and R&D expenses.

Segment profit for 2014 is based on fixed exchange rates set at the beginning of 2014, while segment profit for 2013 is based on fixed exchange rates set at the beginning of 2013. The difference in these fixed exchange rates resulted in a favorable currency impact for the segment.

Manufacturing costs improved primarily due to favorable changes in cost absorption resulting from a significantly larger decrease in inventory in 2013 than in 2014. In addition, material costs were lower. These favorable items were partially offset by higher incentive compensation expense.

SG&A and R&D expenses were higher primarily due to increased incentive compensation expense.

Resource Industries
Resource Industries’ sales were $8.921 billion for 2014, a decrease of $2.884 billion, or 24 percent, from 2013. The sales volume decline was primarily due to lower end-user demand across all geographic regions. Aftermarket part sales also declined, as we believe some companies are continuing to extend proactive maintenance schedules and delay major overhauls when possible. These declines were partially offset by the favorable impact of changes in dealer inventory. While dealers continued to reduce machine inventories worldwide for 2014, the reductions were less significant than in 2013. Customer demand for mining equipment has not improved, and as a result, dealers need less inventory and are making reductions to align inventory with demand.

Customers in most geographic regions continued to reduce spending across the mining industry. We believe that mining companies are increasing productivity at existing mines and improving their transportation infrastructure rather than investing in expansions or new mine openings, which results in lower demand for our mining products. In addition, projects started in prior years have led to an increased supply of coal and iron ore which has outpaced demand and contributed to prices moving below investment thresholds for those commodities. As a result, new orders for mining equipment continued to be weak in the 2014, and we do not expect a recovery in 2015.

Resource Industries’ profit was $501 million for 2014, compared with $1.586 billion for 2013. The decrease was primarily due to lower sales volume, the absence of a $135 million gain related to the settlement with previous owners of Caterpillar (Zhengzhou) Ltd. and unfavorable price realization resulting from a competitive pricing environment. These items were partially offset by an improvement in manufacturing costs and benefits from restructuring actions.

The improvement in manufacturing costs was primarily driven by lower material costs and favorable changes in cost absorption. Cost absorption was favorable due to about flat inventory for 2014, compared with a decrease in inventory for 2013. These favorable items were partially offset by higher warranty expense.

Inter-segment sales of components to Energy & Transportation increased, and about $100 million of Resource Industries’ profit in 2014 was related to these inter-segment sales, an increase from about $15 million in 2013.

Energy & Transportation
Energy & Transportation’s sales were $21.727 billion for 2014, an increase of $1.572 billion, or 8 percent, from 2013. The sales increase was primarily due to higher sales volume. In addition, the impact of price realization was favorable, and sales increased in all applications. Sales of aftermarket parts also increased.

•
Oil and Gas - Sales increases in North America and EAME were partially offset by declines in Latin America and Asia/Pacific. In North America, sales increased primarily due to higher demand for equipment used in well servicing, gas compression and drilling applications. In EAME, the sales increase was primarily due to the timing of large projects. Due to the large project nature of many of the Energy & Transportation end markets, the timing of these projects can vary causing volatility in our sales. In Asia/Pacific, sales declines were primarily due to lower sales in Australia resulting from the absence of a large project in 2013. In Latin America, sales declined primarily due to lower end-user demand.

Caterpillar sells products that are used in a variety of different oil and gas applications, including offshore and land drilling, well servicing, oil and gas production and gas compression. The products we sell to the oil and gas industry include gas turbines and centrifugal natural gas compressors, reciprocating engines, transmissions and well stimulation pumps. About one-third of Energy & Transportation’s sales in 2014 were related to oil and gas. Based on the recent sharp decline in oil prices, we expect sales into oil and gas applications in 2015 will be significantly lower than in 2014. We expect that well servicing and drilling will be impacted the earliest and to the greatest magnitude. Gas compression, due to the continued need for global infrastructure build, is expected to remain relatively strong in 2015 and sales related to large projects that take years to execute will likely be impacted to a lesser extent in the short-term.

•
Transportation - Sales increased in North America and EAME and were about flat in Asia/Pacific and Latin America. Higher sales in North America and EAME were primarily due to increased sales for rail applications. In North America, sales strengthened due to customer demand in advance of the 2015 emissions change for locomotives. Our locomotives sales in 2015 will be impacted by the absence of a Tier IV locomotive offering in North America. In EAME, sales increased as we continued to expand our rail business.

•
Power Generation - Sales increased in EAME and North America and were about flat in Asia/Pacific and Latin America. Sales improved in EAME primarily due to sales recognition for a large project. In North America, sales increased primarily due to higher end-user demand.

•
Industrial - Sales into industrial applications increased in North America and were about flat in all other regions. Higher sales in North America were primarily due to higher demand for engines used by original equipment manufacturers for industrial applications.

Energy & Transportation’s profit was $4.038 billion for 2014, compared with $3.401 billion for 2013. The increase in profit was primarily due to higher sales volume, which included negative product mix due to sales recognition for a large power generation project in EAME. In addition, price realization improved and material costs were lower. These favorable items were partially offset by higher incentive compensation expense.

Financial Products Segment
Financial Products’ revenues were $3.313 billion, an increase of $89 million, or 3 percent, from 2013. The increase was primarily due to higher average earning assets primarily in North America, partially offset by a decrease in Asia/Pacific. This increase was partially offset by the unfavorable impact from lower average financing rates primarily in North America, offset by an increase in Latin America.

Financial Products’ profit was $901 million in 2014, compared with $990 million for 2013. The decrease was primarily due to the absence of $72 million in favorable reserve adjustments at Caterpillar Financial Insurance Services, a $59 million increase in the provision for credit losses at Cat Financial and a $27 million unfavorable impact on interest rate swap contracts. These decreases were partially offset by a $49 million favorable impact from higher average earning assets and a $40 million improvement on net yield on average earning assets.

Corporate Items and Eliminations
Expense for corporate items and eliminations was $2.891 billion in 2014, an increase of $702 million from 2013. Corporate items and eliminations include: corporate-level expenses; restructuring costs; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for ME&T, as segment profit is reported using annual fixed exchange rates and inter-segment eliminations.

The increase in expense from 2013 was primarily due to timing differences, higher restructuring costs, the unfavorable impact of currency, increased corporate costs, the absence of a LIFO inventory decrement benefit of $115 million and the absence of a gain on a legal settlement of $68 million from 2013. Segment profit for 2014 is based on fixed exchange rates set at the beginning of 2014, while segment profit for 2013 is based on fixed exchange rates set at the beginning of 2013. The difference in actual exchange rates compared with fixed exchange rates is included in corporate items and eliminations and is not reflected in segment profit. These unfavorable items were partially offset by decreased retirement benefit costs and other methodology differences.

FOURTH QUARTER 2014 COMPARED WITH FOURTH QUARTER 2013

CONSOLIDATED SALES AND REVENUES

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the fourth quarter of 2013 (at left) and the fourth quarter of 2014 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues
Total sales and revenues were $14.244 billion in the fourth quarter of 2014, compared with $14.402 billion in the fourth quarter of 2013, a decline of $158 million or 1 percent. The decrease was primarily due to currency impacts from weakening of the euro and Japanese yen. The impacts from sales volume, price realization and Financial Products’ revenues were not significant. While sales for new equipment were slightly lower, aftermarket parts sales were slightly higher than the fourth quarter of 2013.
Dealer machine and engine inventories declined about $600 million in both the fourth quarter of 2014 and the fourth quarter of 2013.
While the overall sales change was not significant, sales in North America improved and were about offset by declines in Asia/Pacific and Latin America. In North America, sales increased 10 percent due to higher demand primarily for transportation and oil and gas applications, and the favorable impact of changes in dealer inventories. Asia/Pacific sales declined 16 percent primarily due to lower demand for construction equipment and the unfavorable impact of changes in dealer inventories. Sales decreased 14 percent in Latin America primarily due to lower end-user demand for construction and mining equipment, partially offset by the favorable impact of changes in dealer inventories. Sales in EAME were about flat as the impact of sales recognition for a large power generation project was about offset by the unfavorable impact of changes in dealer inventories and the impact of currency as our sales in euros translated into fewer U.S. dollars.
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
By segment, sales decreases in Construction Industries and Resource Industries were about offset by increased sales in Energy & Transportation. Construction Industries’ sales decreased 9 percent primarily due to lower dealer deliveries to end users. Resource Industries’ sales declined 10 percent primarily due to lower end-user demand for mining equipment, partially offset by the favorable impact of changes in dealer inventories. Energy & Transportation’s sales increased 11 percent primarily due to higher demand for oil and gas, transportation and power generation applications, partially offset by the unfavorable impact of changes in dealer inventories. Financial Products’ segment revenues were about flat.

CONSOLIDATED OPERATING PROFIT

The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the fourth quarter of 2013 (at left) and the fourth quarter of 2014 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes consolidating adjustments and Machinery, Energy & Transportation other operating (income) expenses.

Operating profit for the fourth quarter of 2014 was $1.063 billion, down $389 million from the fourth quarter of 2013. The decline was primarily due to increased selling, general and administrative and research and development (SG&A and R&D) expenses and higher manufacturing costs, partially offset by favorable price realization.
A majority of the increase in SG&A and R&D expenses was for new product introduction programs and higher incentive compensation expense. In addition, SG&A expenses were higher as a result of the timing of spending on company-wide initiatives.
About two-thirds of the unfavorable change in manufacturing costs was related to inventory – the absence of LIFO inventory decrement benefits of $115 million from the fourth quarter of 2013 and the unfavorable impact of cost absorption, as inventory declined more significantly in the fourth quarter of 2014 than in the fourth quarter of 2013. In addition, incentive compensation expense and warranty, as well as spending on growth-related programs in Energy & Transportation, increased. These items were partially offset by favorable material costs.
Incentive compensation expense for the fourth quarter of 2014 was about $310 million, compared with $200 million in the fourth quarter of 2013.
Restructuring costs of $97 million in the fourth quarter of 2014 were related to a reduction in workforce at our Gosselies, Belgium, facility and several other restructuring programs across the company. In the fourth quarter of 2013, restructuring costs were $130 million, primarily related to our mining business.
Fourth-quarter 2013 operating profit included a gain on a legal settlement of $68 million.
Other Profit/Loss Items

•
Other income/expense was income of $3 million compared with income of $44 million in the fourth quarter of 2013. The unfavorable change was primarily due to lower gains on the sale of securities in the fourth quarter of 2014. In addition, the fourth quarter of 2014 included losses on commodity forward contracts.

•	The provision for income taxes for the fourth quarter of 2014 reflects an effective tax rate of 28 percent, compared with 28.5 percent for fourth quarter of 2013, excluding the items discussed below.
The provision for income taxes for the fourth quarter of 2014 also includes benefits of $62 million. This is related to a decrease from the third-quarter estimated annual effective tax rate of 29.5 percent primarily due to the renewal in the fourth quarter of the U.S. research and development tax credit for 2014 and $23 million for the release of a valuation allowance against the deferred tax assets of a non-U.S. subsidiary. This compares to a $19 million benefit recorded for the fourth quarter of 2013 related to a decrease from the third-quarter 2013 estimated annual effective tax rate.
Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
Fourth Quarter 2014
Construction Industries [1]	$4,420	(9)%	$1,996	13%	$549	(24)%	$934	(10)%	$941	(30)%
Resource Industries [2]	2,385	(10)%	850	(11)%	401	(13)%	566	(16)%	568	1%
Energy & Transportation [3]	6,191	11%	2,730	19%	541	(5)%	1,980	17%	940	(6)%
All Other Segments [4]	531	(10)%	354	(6)%	61	9%	77	(17)%	39	(41)%
Corporate Items and Eliminations	(27)	—	(26)		—		(3)		2
Machinery, Energy & Transportation Sales	13,500	(1)%	5,904	10%	1,552	(14)%	3,554	2%	2,490	(16)%

Financial Products Segment	811	(1)%	451	3%	112	6%	115	(12)%	133	(7)%
Corporate Items and Eliminations	(67)		(37)		(13)		(6)		(11)
Financial Products Revenues	744	(2)%	414	2%	99	3%	109	(12)%	122	(7)%

Consolidated Sales and Revenues	$14,244	(1)%	$6,318	9%	$1,651	(13)%	$3,663	1%	$2,612	(16)%

Fourth Quarter 2013
Construction Industries [1]	$4,869		$1,763		$726		$1,035		$1,345
Resource Industries [2]	2,649		958		459		670		562
Energy & Transportation [3]	5,565		2,296		567		1,697		1,005
All Other Segments [4]	590		375		56		93		66
Corporate Items and Eliminations	(27)		(27)		1		(1)		—
Machinery, Energy & Transportation Sales	13,646		5,365		1,809		3,494		2,978

Financial Products Segment	816		436		106		131		143
Corporate Items and Eliminations	(60)		(31)		(10)		(7)		(12)
Financial Products Revenues	756		405		96		124		131

Consolidated Sales and Revenues	$14,402		$5,770		$1,905		$3,618		$3,109

[1]	Does not include inter-segment sales of $52 million and $73 million in the fourth quarter 2014 and 2013, respectively.

[2]	Does not include inter-segment sales of $183 million and $109 million in the fourth quarter 2014 and 2013, respectively.

[3]	Does not include inter-segment sales of $542 million and $567 million in the fourth quarter 2014 and 2013, respectively.

[4]	Does not include inter-segment sales of $843 million and $796 million in the fourth quarter 2014 and 2013, respectively.

Sales and Revenues by Segment
(Millions of dollars)	Fourth Quarter 2013	Sales Volume	Price Realization	Currency	Other	Fourth Quarter 2014	$ Change	% Change

Construction Industries	$4,869	$(419)	$63	$(93)	$—	$4,420	$(449)	(9)%
Resource Industries	2,649	(212)	(12)	(40)	—	2,385	(264)	(10)%
Energy & Transportation	5,565	657	37	(68)	—	6,191	626	11%
All Other Segments	590	(54)	(1)	(4)	—	531	(59)	(10)%
Corporate Items and Eliminations	(27)	(1)	1	—	—	(27)	—
Machinery, Energy & Transportation Sales	13,646	(29)	88	(205)	—	13,500	(146)	(1)%

Financial Products Segment	816	—	—	—	(5)	811	(5)	(1)%
Corporate Items and Eliminations	(60)	—	—	—	(7)	(67)	(7)
Financial Products Revenues	756	—	—	—	(12)	744	(12)	(2)%

Consolidated Sales and Revenues	$14,402	$(29)	$88	$(205)	$(12)	$14,244	$(158)	(1)%

Operating Profit by Segment
(Millions of dollars)	Fourth Quarter 2014	Fourth Quarter 2013	$ Change	% Change
Construction Industries	$362	$489	$(127)	(26)%
Resource Industries	72	217	(145)	(67)%
Energy & Transportation	1,077	982	95	10%
All Other Segments	164	143	21	15%
Corporate Items and Eliminations	(754)	(561)	(193)
Machinery, Energy & Transportation	921	1,270	(349)	(27)%

Financial Products Segment	197	266	(69)	(26)%
Corporate Items and Eliminations	12	(16)	28
Financial Products	209	250	(41)	(16)%
Consolidating Adjustments	(67)	(68)	1
Consolidated Operating Profit	$1,063	$1,452	$(389)	(27)%

Construction Industries
Construction Industries’ sales were $4.420 billion in the fourth quarter of 2014, a decrease of $449 million, or 9 percent, from the fourth quarter of 2013. The decrease in sales was due to lower volume and the unfavorable impact of currency primarily the Japanese yen and the euro. These unfavorable items were partially offset by improved price realization. Sales of new equipment decreased, while sales of aftermarket parts were about flat.

•
The sales volume decrease was primarily related to lower deliveries to end users. About one-third of the decline in sales volume was due to the absence of a large government order in Brazil that occurred during the fourth quarter of 2013.

•	Price realization was favorable. About half of the overall improvement was due to the absence of the same large government order in Brazil that occurred during the fourth quarter of 2013.

Sales decreased in all regions except North America.

•
In Asia/Pacific, the sales decline was primarily due to lower sales in China and Japan. In China, the lower sales resulted from weaker construction activity. In Japan, sales during the fourth quarter of 2013 were favorably impacted by customer demand in advance of a 2014 emissions change. Sales in Japan also declined due to a weaker Japanese yen as sales in yen translated into fewer U.S. dollars.

•	Decreases in Latin America were primarily related to the absence of a large government order in Brazil that occurred during the fourth quarter of 2013 and weak construction activity.

•
In EAME, the sales decline was primarily due to the unfavorable impact of changes in dealer inventories as dealers reduced inventory more significantly in the fourth quarter of 2014 than in the fourth quarter of 2013. In addition, the impact of currency was unfavorable as sales in euros translated into fewer U.S. dollars.

•
Sales increased in North America primarily due to higher end-user demand as construction-related spending increased in the United States. Although still below prior peaks, construction-related spending continues to improve. In addition, the impact of changes in dealer inventories was favorable.

Construction Industries’ profit was $362 million in the fourth quarter of 2014, compared with $489 million in the fourth quarter of 2013. Profit decreased primarily due to lower sales volume, increased incentive compensation expense and higher spending on new product introduction programs. These unfavorable items were partially offset by the favorable impacts of currency and price realization.
Resource Industries
Resource Industries’ sales were $2.385 billion in the fourth quarter of 2014, a decrease of $264 million, or 10 percent from the fourth quarter of 2013, primarily due to lower sales volume. While sales of new equipment continued to decline, sales of aftermarket parts improved.
The sales volume decrease was primarily related to lower end-user demand. This decrease was partially offset by the favorable impact of changes in dealer inventories. While dealers continued to reduce inventories during the fourth quarter of 2014, the reductions were less significant than in the fourth quarter of 2013.
Sales decreased in all geographic regions except Asia/Pacific. Sales in Asia/Pacific were about flat, reflecting continued weak end-user demand. Customers in most geographic regions continued to reduce spending. We believe that mining companies are increasing productivity at existing mines and improving their transportation infrastructure rather than investing in expansions or new mine openings, which results in lower demand for our mining products. In addition, projects started in prior years have led to an increased supply of coal and iron ore which has outpaced demand and contributed to prices moving below investment thresholds for those commodities. As a result, new orders for mining equipment continued to be weak in the quarter.
Resource Industries’ profit was $72 million in the fourth quarter of 2014 compared with $217 million in the fourth quarter of 2013. The decrease was primarily the result of increased SG&A and R&D expenses, mostly due to higher spending for new product introduction programs and increased incentive compensation expense. In addition, sales volume and currency impacts were unfavorable. These items were partially offset by favorable material costs.
Inter-segment sales of components to Energy & Transportation increased substantially and about $45 million of Resource Industries’ profit in the fourth quarter of 2014 was related to these inter-segment sales, an increase of about $40 million from the fourth quarter of 2013.
Segment profit for 2014 is based on fixed exchange rates set at the beginning of 2014, while segment profit for 2013 is based on fixed exchange rates set at the beginning of 2013. The difference in these fixed exchange rates resulted in an unfavorable currency impact for Resource Industries.
Energy & Transportation
Energy & Transportation’s sales were $6.191 billion in the fourth quarter of 2014, an increase of $626 million, or 11 percent, compared with the fourth quarter of 2013. Sales increased for oil and gas, power generation and transportation applications and decreased for industrial applications.

•
Oil and Gas - Sales increases in North America and EAME were partially offset by declines in Latin America and Asia/Pacific. In North America, sales increased primarily due to higher end-user demand and the favorable impact from changes in dealer inventory. Increases in end-user demand were primarily for equipment used in well servicing, gas compression and drilling applications. The sales increase in EAME was primarily due to the timing of large projects. In Latin America, lower sales were primarily due to weaker end-user demand. Sales declined in Asia/Pacific primarily due to the unfavorable impact of changes in dealer inventory, partially offset by higher deliveries to end users.

•
Power Generation - Sales increased in EAME and North America and were about flat in Latin America and Asia/Pacific. Sales improved in EAME primarily due to sales recognition for a large project. In North America, sales increased primarily due to higher end-user demand.

•
Transportation - Sales increased in EAME and North America and were about flat in Latin America and Asia/Pacific. In EAME, sales increased as we continued to expand our rail business. In North America, sales strengthened due to customer demand in advance of the 2015 emissions change for locomotives.

•
Industrial - Sales decreased in EAME and were about flat in all other geographic regions. In EAME, sales decreased primarily due to lower demand for engines used by original equipment manufacturers for agriculture applications.

Energy & Transportation’s profit was $1.077 billion in the fourth quarter of 2014, compared with $982 million in the fourth quarter of 2013. The improvement was primarily due to higher sales volume, which included negative product mix due to sales recognition for a large power generation project in EAME. In addition, price realization was favorable. These favorable items were partially offset by increased spending on growth-related programs.

Financial Products Segment
Financial Products’ revenues were $811 million in the fourth quarter of 2014, a decrease of $5 million from the fourth quarter of 2013. The decline was primarily due to lower average financing rates in North America and Europe and lower average earning assets in Asia/Pacific, partially offset by higher average earning assets in North America.
Financial Products’ profit was $197 million in the fourth quarter of 2014, compared with $266 million in the fourth quarter of 2013. The unfavorable change was primarily due to a $25 million increase in the provision for credit losses at Cat Financial (largely a result of the absence of a favorable adjustment that occurred during the fourth quarter of 2013), a $17 million decrease in gains on sales of securities at Caterpillar Financial Insurance Services and the absence of a $17 million currency gain that occurred during the fourth quarter of 2013 at Cat Financial.
At the end of 2014, past dues at Cat Financial were 2.17 percent compared with 2.81 percent at the end of the third quarter of 2014 and 2.37 percent at the end of 2013. Write-offs, net of recoveries, were $104 million for the full-year 2014, compared with $123 million for the full-year 2013.
As of December 31, 2014, Cat Financial's allowance for credit losses totaled $401 million, or 1.36 percent of net finance receivables, compared with $378 million or 1.30 percent of net finance receivables at year-end 2013.

Corporate Items and Eliminations
Expense for corporate items and eliminations was $742 million in the fourth quarter of 2014, an increase of $165 million from the fourth quarter of 2013. Corporate items and eliminations include: corporate-level expenses; restructuring costs; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for ME&T, as segment profit is reported using annual fixed exchange rates and inter-segment eliminations.
The increase in expense from the fourth quarter of 2013 was primarily due to higher corporate costs, the absence of a LIFO inventory decrement benefit of $115 million and a gain on a legal settlement of $68 million from the fourth quarter of 2013, partially offset by lower retirement benefits and other methodology differences.

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

•
Sales by segment: Sales decreased in all segments. The most significant decrease was in Resource Industries, with sales down 40 percent primarily from dealer inventory changes and weaker demand in mining as mining companies have reduced their capital expenditures. Construction Industries' and Energy & Transportation's sales decreased 5 percent. Financial Products' segment revenues were up 4 percent.

CONSOLIDATED OPERATING PROFIT
The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between 2012 (at left) and 2013 (at right).  Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar.  Caterpillar management utilizes these charts internally to visually communicate with the company’s Board of Directors and employees.  The bar entitled Other includes consolidating adjustments and Machinery, Energy & Transportation other operating (income) expenses.

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
Acquisitions and divestitures negatively impacted operating profit by $581 million. Over half of the impact was due to the absence of a gain from the sale of a majority interest in our external logistics business during the third quarter of 2012. Additionally, 2012 included pre-tax gains on the sale of portions of the Bucyrus distribution business, while the impact on 2013 was negative. The $135 million favorable impact from a settlement with the previous owners of the Caterpillar (Zhengzhou) Ltd. acquisition was about offset by other operating losses at Caterpillar (Zhengzhou) Ltd.
These unfavorable impacts were partially offset by the absence of a goodwill impairment charge of $580 million related to Caterpillar (Zhengzhou) Ltd., decreased SG&A and R&D expense, favorable currency impacts, increased Financial Products' profit of $242 million and lower manufacturing costs.
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

Segment Information

Sales and Revenues by Geographic Region
(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
2013
Construction Industries [1]	$18,532	(5)%	$7,071	(1)%	$2,731	3%	$4,026	(14)%	$4,704	(5)%
Resource Industries [2]	11,805	(40)%	3,583	(32)%	2,283	(34)%	2,998	(27)%	2,941	(57)%
Energy & Transportation [3]	20,155	(5)%	8,231	(6)%	2,168	(1)%	5,735	(5)%	4,021	(4)%
All Other Segments [4]	2,263	(20)%	1,399	(7)%	231	(14)%	378	(41)%	255	(38)%
Corporate Items and Eliminations	(61)		(65)		2		1		1
Machinery, Energy & Transportation Sales	52,694	(16)%	20,219	(10)%	7,415	(13)%	13,138	(15)%	11,922	(28)%

Financial Products Segment	3,224	4%	1,688	5%	430	6%	503	9%	603	(1)%
Corporate Items and Eliminations	(262)		(145)		(34)		(28)		(55)
Financial Products Revenues	2,962	6%	1,543	8%	396	5%	475	10%	548	(3)%

Consolidated Sales and Revenues	$55,656	(16)%	$21,762	(9)%	$7,811	(13)%	$13,613	(14)%	$12,470	(27)%

2012
Construction Industries [1]	$19,451		$7,162		$2,656		$4,660		$4,973
Resource Industries [2]	19,715		5,249		3,451		4,097		6,918
Energy & Transportation [3]	21,122		8,720		2,191		6,043		4,168
All Other Segments [4]	2,827		1,504		270		645		408
Corporate Items and Eliminations	(47)		(50)		1		1		1
Machinery, Energy & Transportation Sales	63,068		22,585		8,569		15,446		16,468

Financial Products Segment	3,090		1,614		406		460		610
Corporate Items and Eliminations	(283)		(181)		(30)		(27)		(45)
Financial Products Revenues	2,807		1,433		376		433		565

Consolidated Sales and Revenues	$65,875		$24,018		$8,945		$15,879		$17,033

[1]	Does not include inter-segment sales of $330 million and $470 million in 2013 and 2012, respectively.

[2]	Does not include inter-segment sales of $465 million and $726 million in 2013 and 2012, respectively.

[3]	Does not include inter-segment sales of $1,895 million and $2,407 million in 2013 and 2012, respectively.

[4]	Does not include inter-segment sales of $3,234 million and $3,509 million in 2013 and 2012, respectively.

Sales and Revenues by Segment
(Millions of dollars)	2012	Sales Volume	Price Realization	Currency	Acquisitions/Divestitures	Other	2013	$ Change	% Change
Construction Industries	$19,451	$(313)	$(137)	$(469)	$—	$—	$18,532	$(919)	(5)%
Resource Industries	19,715	(7,806)	20	(79)	(45)	—	11,805	(7,910)	(40)%
Energy & Transportation	21,122	(1,139)	184	(12)	—	—	20,155	(967)	(5)%
All Other Segments	2,827	(187)	16	(11)	(382)	—	2,263	(564)	(20)%
Corporate Items and Eliminations	(47)	(11)	(1)	(2)	—	—	(61)	(14)
Machinery, Energy & Transportation Sales	63,068	(9,456)	82	(573)	(427)	—	52,694	(10,374)	(16)%

Financial Products Segment	3,090	—	—	—	—	134	3,224	134	4%
Corporate Items and Eliminations	(283)	—	—	—	—	21	(262)	21
Financial Products Revenues	2,807	—	—	—	—	155	2,962	155	6%

Consolidated Sales and Revenues	$65,875	$(9,456)	$82	$(573)	$(427)	$155	$55,656	$(10,219)	(16)%

Operating Profit by Segment
(Millions of dollars)	2013	2012	$ Change	% Change
Construction Industries	$1,374	$1,846	$(472)	(26)%
Resource Industries	1,586	4,285	(2,699)	(63)%
Energy & Transportation	3,401	3,422	(21)	(1)%
All Other Segments	736	994	(258)	(26)%
Corporate Items and Eliminations	(2,182)	(2,433)	251
Machinery, Energy & Transportation	4,915	8,114	(3,199)	(39)%

Financial Products Segment	990	763	227	30%
Corporate Items and Eliminations	(7)	(22)	15
Financial Products	983	741	242	33%
Consolidating Adjustments	(270)	(282)	12
Consolidated Operating Profit	$5,628	$8,573	$(2,945)	(34)%

Construction Industries
Construction Industries' sales were $18.532 billion in 2013, a decrease of $919 million, or 5 percent, from 2012. Over half of the sales decrease was due to the unfavorable impact of currency primarily from a weaker Japanese yen, as sales in yen translated into fewer U.S. dollars. In addition, volume was lower primarily from changes in dealer machine inventory. Dealer-reported machine inventory decreases were more significant in 2013 than they were in 2012. Throughout 2013 dealers utilized inventory from our product distribution centers at a higher rate to meet end-user demand.
Most of the $137 million unfavorable impact from price realization was due to sales from a large government order in Brazil. We expect continuing machine sales in 2014 pursuant to an additional government order in Brazil, although not to the same extent as the current order. In addition, there was an unfavorable impact on price realization from a continued competitive pricing environment. The competitive pricing environment is attributable to a number of factors including excess industry capacity caused by weaker than expected economic conditions. Sales of new equipment declined, and sales of aftermarket parts were about flat.
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
Construction Industries' profit was $1.374 billion in 2013 compared with $1.846 billion in 2012. The decrease in profit was primarily due to lower sales volume, including an unfavorable mix of products, unfavorable price realization and increased manufacturing costs. The unfavorable mix of products is primarily attributable to relatively higher sales of small and mid-size machines which generally have lower margins than larger size machines which are also sold into mining applications. Higher manufacturing costs were driven primarily by unfavorable changes in cost absorption resulting from a decrease in inventory in 2013 and an increase in inventory during 2012, partially offset by lower material costs.

Resource Industries
Resource Industries' sales were $11.805 billion in 2013, a decrease of $7.910 billion, or 40 percent, from 2012, primarily due to changes in dealer machine inventory and lower deliveries to end users. Although production of most mined commodities is near or above a year ago, after several years of increasing capital expenditures, mining customers in all geographic regions have reduced capital spending across the mining industry. We believe that mining companies are increasing productivity at existing mines rather than investing in expansions or new mine openings which results in lower demand for our mining products. As a result, end-user demand was lower, and new orders for mining equipment continued to be weak during 2013.
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
Resource Industries' profit was $1.586 billion in 2013 compared with $4.285 billion in 2012. Profit in 2012 included a $580 million goodwill impairment related to Caterpillar (Zhengzhou) Ltd. Excluding the impairment charge, operating profit declined $3.279 billion. The decrease was primarily the result of lower sales volume, including an unfavorable mix of products, and the unfavorable impact of acquisitions and divestitures, partially offset by lower SG&A and R&D expenses.
Acquisitions and divestitures negatively impacted profit by $230 million. Profit in 2012 included pre-tax gains on the sale of portions of the Bucyrus distribution business, while the impact in 2013 was negative. The $135 million favorable impact from the settlement with the previous owners of Caterpillar (Zhengzhou) Ltd. was about offset by other operating losses at Caterpillar (Zhengzhou) Ltd.
Decreases in SG&A and R&D expenses were driven by cost-reduction measures implemented in response to lower volumes.

Energy & Transportation
Energy & Transportation's sales were $20.155 billion in 2013, a decrease of $967 million, or 5 percent, compared with 2012. The decrease was primarily the result of lower volume, primarily for power generation, oil and gas and rail applications. This was partially offset by higher price realization.
Sales declines in power generation applications were driven by dealers reducing their inventory levels in 2013, compared with dealers increasing inventory levels in 2012. In addition, end-user demand for power generation applications was lower. The decline in oil and gas application sales was due to decreases in dealer deliveries to end users primarily for drilling and well servicing due to an oversupply of equipment. Sales into rail applications decreased primarily due to declines in services and lower sales of recyclable materials partially offset by higher locomotive sales as we continue to focus on increasing field population, improving customer loyalty and providing superior customer support. Turbine-related sales, which are sold directly to end users and are not affected by dealer inventory, increased slightly primarily for petroleum production and gas compression applications due to continued strong demand for oil and natural gas.
Sales decreased in North America and EAME and were about flat in Latin America and Asia/Pacific.
In North America, the sales decrease was primarily due to declines in deliveries to end users with the largest decline in drilling and well servicing applications, partially offset by higher sales into gas compression applications. Sales into rail applications decreased primarily due to declines in services and lower sales of recyclable materials partially offset by higher locomotive sales. In addition, end-user demand for power generation applications declined.
In EAME, the sales decrease was largely due to the impact of dealer inventory changes for power generation applications. During 2012, dealers increased inventories in anticipation of higher demand and reduced their inventories in 2013.

Energy & Transportation's profit was $3.401 billion in 2013, about the same as 2012, despite the decline in sales volume. The impact from lower sales volume was about offset by decreased costs and favorable price realization. Costs were lower primarily due to favorable material and program-related costs and lower incentive compensation expense.

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

All Other Segments
The decrease in sales for All Other Segments of $564 million was primarily due to the absence of our third party logistics business, which was sold in the third quarter of 2012. Lower profit of $258 million was primarily due to the absence of the gain on the sale of our third party logistics business.

Corporate Items and Eliminations
Expense for corporate items and eliminations was $2.189 billion in 2013, a decrease of $266 million from 2012. Corporate items and eliminations include: corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for ME&T, as segment profit is reported using annual fixed exchange rates; and inter-segment eliminations.
The decrease in expense from 2012 was primarily due to timing differences, lower corporate level expenses and 2013 LIFO inventory decrement benefits of $115 million, partially offset by 2013 restructuring costs, which were not allocated to segments, and other methodology differences.

RESTRUCTURING COSTS

Restructuring costs for 2014, 2013, and 2012 were $441 million, $200 million and $94 million, respectively. The 2014 restructuring costs included $382 million of employee separation costs, $33 million of long-lived asset impairments and $26 million of other restructuring costs. The 2013 restructuring costs included $151 million of employee separation costs, $41 million of long-lived asset impairments and $8 million of other restructuring costs. The 2012 costs were for employee separations.

The restructuring costs in 2014 were primarily related to a reduction in workforce at our Gosselies, Belgium facility and other actions across the company. The most significant charges in 2013 were for the restructuring of management and support functions and the closure or downsizing of several facilities related to our mining business. The separation charges in 2012 were primarily in the Energy & Transportation segment and were related to the closure of the Electro-Motive Diesel facility located in London, Ontario and separation programs in Europe.

Restructuring costs in 2013 were included in operating segments, and now these costs (including restructuring costs in 2014) are a reconciling item between Segment profit and Consolidated profit before taxes. The restructuring costs in 2012 are included in operating segments.

The following table summarizes the 2012, 2013 and 2014 employee separation activity:

(Millions of dollars)	Total
Liability balance at December 31, 2011	$90
Increase in liability (separation charges)	94
Reduction in liability (payments and other adjustments)	(155)
Liability balance at December 31, 2012	$29
Increase in liability (separation charges)	151
Reduction in liability (payments and other adjustments)	(91)
Liability balance at December 31, 2013	$89
Increase in liability (separation charges)	382
Reduction in liability (payments and other adjustments)	(289)
Liability balance at December 31, 2014	$182

The remaining liability balance as of December 31, 2014 represents costs for employees that have either not yet separated from the Company or their full severance has not yet been paid.  The majority of these remaining costs are expected to be paid in 2015.

In December 2013, we announced a restructuring plan for our Gosselies, Belgium facility. This restructuring plan was designed to improve the competitiveness of our European manufacturing footprint and achieve competitiveness in our European operations by refocusing our current Gosselies operations on final machine assembly, test and paint with limited component and fabrication operations. This action includes reshaping our supply base for more efficient sourcing, improving factory efficiencies and workforce reductions and was approved by the Belgian Minister of Employment in February 2014. We estimate the total employee cash separation costs to be about $300 million before tax, which represents substantially all of the restructuring costs to be incurred under the restructuring plan. In 2014, we recognized $273 million of these separation-related charges. The majority of the remaining costs are expected to be recognized in 2015.

In 2015, we will continue to incur costs related to programs started in 2014 and we expect to take additional actions to further improve our long-term cost structure. In total, we expect the cost of these restructuring actions to be about $150 million, or $0.15 per share during 2015. We expect the charges will be primarily related to employee cash separation costs. We expect that restructuring actions will result in a benefit to costs of about $100 million in 2015 compared with 2014.

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

Because of the accounting misconduct identified in the fourth quarter of 2012, Siwei's goodwill was tested for impairment as of November 30, 2012. We determined the carrying value of Siwei, which was a separate reporting unit, exceeded its fair value at the measurement date, requiring step two in the impairment test process.  The fair value of the Siwei reporting unit was determined primarily using an income approach based on the present value of discounted cash flows. We assigned the fair value to the reporting unit's assets and liabilities and determined the implied fair value of goodwill was substantially below the carrying value of the reporting unit's goodwill.  Accordingly, we recognized a $580 million goodwill impairment charge, which resulted in goodwill of approximately $45 million remaining for Siwei. The goodwill impairment was a result of changes in the assumptions used to determine the fair value resulting from the accounting misconduct that occurred before the acquisition. There was no tax benefit associated with this impairment charge. The Siwei goodwill impairment charge was reported in the fourth quarter of 2012 in the Resource Industries segment.

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

Bucyrus Distribution Business Divestitures

In conjunction with our acquisition of Bucyrus in July 2011, we announced our intention to sell the Bucyrus distribution business to Caterpillar dealers that support mining customers around the world in a series of individual transactions.  Bucyrus predominantly employed a direct to end customer model to sell and support products.  The intention is for all Bucyrus products to be sold and serviced by Caterpillar dealers, consistent with our long-held distribution strategy.  These transitions occurred in phases based on the mining business opportunity within each dealer territory and were substantially complete by the end of 2014.

The portions of the Bucyrus distribution business that were sold did not qualify as discontinued operations because Caterpillar expects significant continuing direct cash flows from the Caterpillar dealers after the divestitures. The gain or loss on disposal, along with the continuing operations of these disposal groups, has been reported in the Resource Industries segment. Goodwill was allocated to each disposal group using the relative fair value method. The value of the customer relationship intangibles related to each portion of the Bucyrus distribution business was included in the disposal groups. The disposal groups were recorded at the lower of their carrying value or fair value less cost to sell. In 2014, 2013 and 2012, we recorded asset impairment charges of $4 million, $11 million and $27 million respectively, related to disposal groups being sold to Caterpillar dealers. Fair value was determined based upon the negotiated sales price. The impairments were recorded in Other operating (income) expenses and included in the Resource Industries segment. The portions of the distribution business that were sold were not material to our results of operations, financial position or cash flow.

In 2014, we completed 32 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $199 million. For the full year 2014, after-tax profit was unfavorably impacted by $22 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $21 million of income related to sales transactions, a net unfavorable adjustment of $14 million related to prior sale transactions (both included in Other operating (income) expenses), costs incurred related to the Bucyrus distribution divestiture activities of $25 million (included in Selling, general and administrative expenses) and income tax of $4 million.

Assets sold in 2014 included customer relationship intangibles of $82 million, other assets of $24 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $63 million related to the divested portions of the Bucyrus distribution business.

As part of the 2014 divestitures, Cat Financial provided $20 million of financing to two of the Caterpillar dealers.

In 2013, we completed 19 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $467 million. For the full year 2013, after-tax profit was unfavorably impacted by $39 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $95 million of income related to sales transactions, a $34 million unfavorable adjustment due to a change in estimate to increase the reserve for parts returns related to prior sale transactions (both included in Other operating (income) expenses), costs incurred related to the Bucyrus distribution divestiture activities of $104 million (included in Selling, general and administrative expenses) and an income tax benefit of $4 million.

Assets sold in 2013 included customer relationship intangibles of $127 million, other assets of $65 million, which consisted primarily of inventory and fixed assets, and allocated goodwill of $56 million related to the divested portions of the Bucyrus distribution business.

As part of the 2013 divestitures, Cat Financial provided $132 million of financing to five of the Caterpillar dealers.

In 2012, we completed 12 sale transactions whereby we sold portions of the Bucyrus distribution business to Caterpillar dealers for an aggregate price of $1,436 million. For the full year 2012, after-tax profit was unfavorably impacted by $28 million as a result of the Bucyrus distribution divestiture activities. This is comprised of $310 million of income (included in Other operating (income) expenses) related to sales transactions, offset by costs incurred related to the Bucyrus distribution divestiture activities of $177 million (included in Selling, general and administrative expenses) and income tax of $161 million.

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

As a result of the divestiture, we recorded a pretax gain of $278 million (included in Other operating (income) expenses). In addition, we recognized $8 million of incremental incentive compensation expense. The fair value of our retained noncontrolling interest was $58 million, as determined by the $107 million equity contribution from Platinum Equity, and was included in Investments in unconsolidated affiliated companies in Statement 3. The disposal did not qualify as discontinued operations because Caterpillar has significant continuing involvement through its noncontrolling interest. The financial impact of the disposal was reported in the All Other operating segments. Results for our remaining interest will be recorded in Equity in profit (loss) of unconsolidated affiliated companies and are reported in the All Other operating segments.

The controlling financial interest in Caterpillar Logistics Services LLC was not material to our results of operations, financial position or cash flow.

GLOSSARY OF TERMS

1.
All Other Segments - Primarily includes activities such as: the remanufacturing of Cat® engines and components and remanufacturing services for other companies as well as the business strategy, product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Cat products, paving products, forestry products and industrial and waste products; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America; parts distribution; distribution services responsible for dealer development and administration including a wholly-owned dealer in Japan, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts. On July 31, 2012, we sold a majority interest in Caterpillar's third party logistics business.

2.
Caterpillar (Zhengzhou) Ltd. - A wholly-owned subsidiary (formerly known as Siwei) which primarily designs, manufactures, sells and supports underground coal mining equipment in China and is included in our Resource Industries segment.

3.	Consolidating Adjustments - Eliminations of transactions between Machinery, Energy & Transportation and Financial Products.

4.
Construction Industries - A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, telehandlers, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, compact track loaders, medium track-type tractors, track-type loaders, motor graders, pipelayers and mid-tier soil compactors. In addition, Construction Industries has responsibility for an integrated manufacturing cost center.

5.
Currency - With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery, Energy & Transportation lines of business only; currency impacts on Financial Products' revenues and operating profit are included in the Financial Products' portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates (hedging) and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results (translation).

6.
Debt-to-Capital Ratio - A key measure of Machinery, Energy & Transportation’s financial strength used by both management and our credit rating agencies. The metric is defined as Machinery, Energy & Transportation’s short-term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of Machinery, Energy &

Transportation’s debt and stockholders’ equity. Debt also includes Machinery, Energy & Transportation’s borrowings from Financial Products.

7.	EAME - A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

8.	Earning Assets - Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

9.
Energy & Transportation (formerly Power Systems) - A segment primarily responsible for supporting customers using reciprocating engines, turbines, diesel-electric locomotives and related parts across industries serving power generation, industrial, oil and gas and transportation applications, including marine and rail-related businesses. Responsibilities include business strategy, product design, product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services, reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and oil and gas industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the business strategy, product design, product management, development, manufacturing, remanufacturing, leasing, and service of diesel-electric locomotives and components and other rail-related products and services.

10.
Financial Products Segment - Provides financing to customers and dealers for the purchase and lease of Cat and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment. Financial Products Segment profit is determined on a pretax basis and includes other income/expense items.

11.	Latin America - A geographic region including Central and South American countries and Mexico.

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

13.
Machinery, Energy & Transportation (ME&T) - Represents the aggregate total of Construction Industries, Resource Industries, Energy & Transportation and All Other Segments and related corporate items and eliminations.

14.
Machinery, Energy & Transportation Other Operating (Income) Expenses - Comprised primarily of gains/losses on disposal of long-lived assets, gains/losses on divestitures, long-lived asset impairment charges and legal settlements. Restructuring costs, which are classified as other operating expenses on the Results of Operations, are presented separately on the Operating Profit Comparison.

15.
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

17.
Resource Industries - A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, hard rock vehicles, longwall miners, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, segment profit includes the impact from divestiture of portions of the Bucyrus distribution business.

18.	Restructuring Costs - Primarily costs for employee separation costs and long-lived asset impairments.

19.
Sales Volume - With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation as well as the incremental revenue impact of new product introductions, including emissions-related product updates. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery, Energy & Transportation combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates. Product mix represents the net operating profit impact of changes in the relative weighting of Machinery, Energy & Transportation sales with respect to total sales.

LIQUIDITY AND CAPITAL RESOURCES

Sources of funds

We generate significant capital resources from operating activities, which are the primary source of funding for our Machinery, Energy & Transportation operations.  Funding for these businesses is also available from commercial paper and long-term debt issuances.  Financial Products' operations are funded primarily from commercial paper, term debt issuances and collections from its existing portfolio.  Throughout 2014, we experienced favorable liquidity conditions globally in both our Machinery, Energy & Transportation and Financial Products' operations.  On a consolidated basis, we ended 2014 with $7.34 billion of cash, an increase of $1.26 billion from year-end 2013. We intend to maintain a strong cash and liquidity position. Our cash balances are held in numerous locations throughout the world with approximately $5.6 billion held by our non-U.S. subsidiaries. Amounts held outside the United States are available for general corporate use and could be used in the United States without incurring significant additional U.S. taxes.

Consolidated operating cash flow for 2014 was $8.06 billion down from $10.19 billion in 2013. Profit was about the same in both years, however, 2013 operating cash flow benefited from a significant reduction in inventory made to align inventory levels with demand. Operating cash flow in 2013 also benefited from a significant decline in receivables. Profit in 2014 included a higher accrual for short-term incentive compensation than 2013 profit, while cash payments for short-term incentive compensation were higher in 2013 than 2014. In addition, we made lower contributions to pension plans during 2014. See further discussion of operating cash flow under Machinery, Energy & Transportation and Financial Products.

Total debt as of December 31, 2014, was $39.29 billion, an increase of $1.54 billion from year-end 2013.  Debt related to Machinery, Energy & Transportation increased $1.24 billion in 2014, primarily due to the issuance of $2.0 billion of long-term debt. On May 8, 2014, we issued $1.0 billion of 3.40% Senior Notes due 2024, $500 million of 4.30% Senior Notes due 2044, and $500 million of 4.75% Senior Notes due 2064. The Notes are unsecured obligations of Caterpillar and rank equally with all other unsecured senior indebtedness. This debt was issued for general corporate purposes and to repay certain indebtedness. Debt related to Financial Products increased $298 million, reflecting increasing portfolio balances.

We have three global credit facilities with a syndicate of banks totaling $10.50 billion (Credit Facility) available in the aggregate to both Caterpillar and Cat Financial for general liquidity purposes.  Based on management's allocation decision, which can be revised from time to time, the portion of the Credit Facility available to Machinery, Energy & Transportation as of December 31, 2014 was $2.75 billion. Our three Global Credit Facilities are:

•	The 364-day facility of $3.15 billion (of which $0.82 billion is available to Machinery, Energy & Transportation) expires in September 2015.

•	The 2010 four-year facility, as amended in September 2014, of $2.73 billion (of which $0.72 billion is available to Machinery, Energy & Transportation) expires in September 2017.

•	The 2011 five-year facility, as amended in September 2014, of $4.62 billion (of which $1.21 billion is available to Machinery, Energy & Transportation) expires in September 2019.

At December 31, 2014, Caterpillar's consolidated net worth was $22.23 billion, which was above the $9.00 billion required under the Credit Facility.  The consolidated net worth is defined as the consolidated stockholder's equity including preferred stock but excluding the pension and other postretirement benefits balance within Accumulated other comprehensive income (loss).

At December 31, 2014, Cat Financial's covenant interest coverage ratio was 2.19 to 1.  This is above the 1.15 to 1 minimum ratio calculated as (1) profit excluding income taxes, interest expense and net gain/(loss) from interest rate derivatives to (2) interest expense calculated at the end of each calendar quarter for the rolling four quarter period then most recently ended, required by the Credit Facility.

In addition, at December 31, 2014, Cat Financial's six-month covenant leverage ratio was 7.79 to 1 and year-end covenant leverage ratio was 7.83 to 1.  This is below the maximum ratio of debt to net worth of 10 to 1, calculated (1) on a monthly basis as the average of the leverage ratios determined on the last day of each of the six preceding calendar months and (2) at each December 31, required by the Credit Facility.

In the event Caterpillar or Cat Financial does not meet one or more of their respective financial covenants under the Credit Facility in the future (and are unable to obtain a consent or waiver), the syndicate of banks may terminate the commitments allocated to the party that does not meet its covenants.  Additionally, in such event, certain of Cat Financial's other lenders under other loan agreements where similar financial covenants or cross default provisions are applicable, may, at their election, choose to pursue remedies under those loan agreements, including accelerating the repayment of outstanding borrowings.  At December 31, 2014, there were no borrowings under the Credit Facility.

Our total credit commitments and available credit as of December 31, 2014 were:

	December 31, 2014
(Millions of dollars)	Consolidated	Machinery, Energy & Transportation	Financial Products
Credit lines available:
Global credit facilities	$10,500	$2,750	$7,750
Other external	4,254	195	4,059
Total credit lines available	14,754	2,945	11,809
Less: Commercial paper outstanding	(3,688)	—	(3,688)
Less: Utilized credit	(1,904)	(9)	(1,895)
Available credit	$9,162	$2,936	$6,226

The other consolidated credit lines with banks as of December 31, 2014 totaled $4.25 billion. These committed and uncommitted credit lines, which may be eligible for renewal at various future dates or have no specified expiration date, are used primarily by our subsidiaries for local funding requirements.  Caterpillar or Cat Financial may guarantee subsidiary borrowings under these lines.

In the event that Caterpillar or Cat Financial, or any of their debt securities, experiences a credit rating downgrade, it would likely result in an increase in our borrowing costs and make access to certain credit markets more difficult.  In the event economic conditions deteriorate such that access to debt markets becomes unavailable, our Machinery, Energy & Transportation operations would rely on cash flow from operations, use of existing cash balances, borrowings from Cat Financial and access to our Credit Facility.  Our Financial Products operations would rely on cash flow from its existing portfolio, existing cash balances, access to our Credit Facility and other credit line facilities of Cat Financial and potential borrowings from Caterpillar.  In addition, we maintain a support agreement with Cat Financial, which requires Caterpillar to remain the sole owner of Cat Financial and may, under certain circumstances, require Caterpillar to make payments to Cat Financial should Cat Financial fail to maintain certain financial ratios.

Machinery, Energy & Transportation

Net cash provided by operating activities was $7.47 billion in 2014, compared with $8.96 billion in 2013. Profit was about the same in both years, however, 2013 operating cash flow benefited from a significant reduction in inventory made to align inventory levels with demand. Profit in 2014 included a higher accrual for short-term incentive compensation than 2013 profit, while cash payments for short-term incentive compensation were higher in 2013 than 2014. In addition, we made lower contributions to pension plans during 2014.

Net cash used for investing activities in 2014 was $1.41 billion compared with $3.14 billion in 2013.  The decrease was due to lower capital expenditures during 2014 compared to 2013 as capacity related spending as well as expenditures for replacement of existing assets declined. In addition there was the absence of outflows for loans to Cat Financial during 2014, which occurred during 2013. Partially offsetting these items were lower cash proceeds from the sale of portions of the Bucyrus distribution business to Cat dealers.

Net cash used for financing activities in 2014 was $4.24 billion, primarily due to the repurchase of Caterpillar common stock and dividend payments, partially offset by the issuance of long-term debt in May 2014. Net cash used during the same period of 2013 was $4.51 billion, primarily due to the repurchase of Caterpillar common stock, net payments on long-term debt and dividend payments.

Our priorities for the use of cash are to maintain a strong financial position in support of our credit rating, provide capital to support growth, appropriately fund employee benefit plans, pay dividends and repurchase common stock.

Strong financial position — A key measure of Machinery, Energy & Transportation's financial strength used by both management and our credit rating agencies is Machinery, Energy & Transportation's debt-to-capital ratio. Debt-to-capital is defined as short-term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of debt and stockholders' equity. Debt also includes Machinery, Energy & Transportation borrowings from Financial Products.  The debt-to-capital ratio for Machinery, Energy & Transportation was 37.4 percent at December 31, 2014, within our target range of 30 to 45 percent. The Machinery, Energy & Transportation's debt-to-capital ratio was 29.7 percent at December 31, 2013. The increase was primarily due to a return of capital to stockholders of $5.8 billion ($4.2 billion stock repurchase and $1.6 billion dividends), an unfavorable year-end adjustment to equity of $1.6 billion for retirement benefits as well as the issuance of debt in May of 2014. These items were partially offset by profit.

Capital to support growth — Capital expenditures during 2014 were $1.64 billion. We do not expect Machinery, Energy & Transportation capital expenditures in 2015 to be significantly different than 2014.

Appropriately funded employee benefit plans — During 2014, we made contributions of $255 million to our U.S. defined benefit pension plans and $265 million to our non-U.S. pension plans.  We made contributions of $541 million to our U.S. defined benefit pension plans and $303 million to our non-U.S. pension plans in 2013.  We expect to make approximately $190 million of required contributions in 2015. We believe we have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Paying dividends — Dividends paid totaled $1.62 billion in 2014, representing 60 cents per share paid in the first and second quarters and 70 cents per share in the third and fourth quarters. Each quarter, our Board of Directors reviews the company's dividend for the applicable quarter. The Board evaluates the financial condition of the company and considers the economic outlook, corporate cash flow, the company's liquidity needs and the health and stability of global credit markets to determine whether to maintain or change the quarterly dividend.

Common stock repurchases — In February 2007, the Board of Directors authorized the repurchase of $7.5 billion of Caterpillar common stock (the 2007 Authorization), and in December 2011, the 2007 Authorization was extended through December 2015. During the first quarter of 2014, we repurchased approximately $1.74 billion of Caterpillar common stock, completing the 2007 Authorization. In January 2014, the Board approved a new authorization to repurchase up to $10 billion of Caterpillar common stock (the 2014 Authorization), which will expire on December 31, 2018. In the third quarter of 2014, we repurchased $2.5 billion of Caterpillar common stock, leaving $7.5 billion in the 2014 Authorization. Caterpillar's basic shares outstanding as of December 31, 2014 were 606 million.

Financial Products

Financial Products operating cash flow was $1.43 billion in 2014, compared with $1.28 billion in 2013. Net cash used for investing activities in 2014 was $2.58 billion, compared with $2.53 billion in 2013. Net cash provided by financing activities in 2014 was $770 million, compared with $572 million in 2013. The change was primarily due to higher funding requirements for investing activities resulting from reduced use of existing cash in 2014 as compared to 2013 partially offset by an increase in dividends paid to Caterpillar.

Dividends paid per common share
Quarter	2014	2013		2012
First	$.600	$—	[1]	$.460
Second	.600	.520		.460
Third	.700	.600		.520
Fourth	.700	.600		1.040	[1]
	$2.600	$1.720		$2.480

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

Contractual obligations

The company has committed cash outflow related to long-term debt, operating lease agreements, postretirement obligations, purchase obligations, interest on long-term debt and other long-term contractual obligations. Minimum payments for these obligations are:

(Millions of dollars)	2015	2016	2017	2018	2019	After 2019	Total
Long-term debt:
Machinery, Energy & Transportation (excluding capital leases)	$502	$517	$499	$899	$—	$7,493	$9,910
Machinery, Energy & Transportation-capital leases	8	26	10	7	7	35	93
Financial Products	6,283	5,507	5,487	2,411	2,381	2,505	24,574
Total long-term debt	6,793	6,050	5,996	3,317	2,388	10,033	34,577
Operating leases	229	174	125	92	65	189	874
Postretirement obligations [1]	390	530	550	1,040	970	4,360	7,840
Purchase obligations:
Accounts payable [2]	6,515	—	—	—	—	—	6,515
Purchase orders [3]	7,535	3	—	—	—	—	7,538
Other contractual obligations [4]	648	483	299	234	230	248	2,142
Total purchase obligations	14,698	486	299	234	230	248	16,195
Interest on long-term debt [5]	900	828	703	609	419	5,572	9,031
Other long-term obligations [6]	221	120	88	68	64	203	764
Total contractual obligations	$23,231	$8,188	$7,761	$5,360	$4,136	$20,605	$69,281

[1]	Amounts represent expected contributions to our pension and other postretirement benefit plans through 2024, offset by expected Medicare Part D subsidy receipts.

[2]	Amount represents invoices received and recorded as liabilities in 2014, but scheduled for payment in 2015. These represent short-term obligations made in the ordinary course of business.

[3]	Amount represents contractual obligations for material and services on order at December 31, 2014 but not yet delivered. These represent short-term obligations made in the ordinary course of business.

[4]	Amounts represent long-term commitments entered into with key suppliers for minimum purchases quantities.

[5]	Amounts represent estimated contractual interest payments on long-term debt, including capital lease interest payments.

[6]
Amounts represent contractual obligations primarily related to logistics services agreements with the third party logistics business in which Caterpillar sold a majority interest in during 2012, software license contracts, IT consulting contracts and outsourcing contracts for benefit plan administration and software system support.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $846 million at December 31, 2014.  Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these obligations are not included in the table above.  We do not expect to make a tax payment related to these obligations within the next year that would significantly impact liquidity.

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

Residual values for leased assets – The residual values for Cat Financial’s leased assets, which are an estimate of the market value of leased equipment at the end of the lease term, are based on an analysis of historical wholesale market sales prices, projected forward on a level trend line without consideration for inflation or possible future pricing action.  At the inception of the lease, residual values are estimated with consideration of the following critical factors: market size and demand, any known significant market/product trends, total expected hours of usage, machine configuration, application, location, model changes, quantities and past re-marketing experience, third-party residual guarantees and contractual customer purchase options. Many of these factors are gathered in an application survey that is completed prior to quotation.  The lease agreement also clearly defines applicable return conditions and remedies for non-compliance, to ensure that the leased equipment will be in good operating condition upon return.  Model changes and updates, as well as market strength and product acceptance, are monitored and adjustments are made to residual values in accordance with the significance of any such changes.  Remarketing sales staff works closely with customers and dealers to manage the sale of lease returns and the recovery of residual exposure.

During the term of the leases, residual values are monitored.  If estimated end-of-term market values of leased equipment reflect a non-temporary impairment due to economic factors, obsolescence or other adverse circumstances, the residual value of the leased equipment is adjusted so that the carrying value at end of lease term will approximate the estimated end-of-term market value. For equipment on operating leases, adjustments are made on a straight-line basis over the remaining term of the lease through depreciation expense.  For finance leases, adjustments are recognized at the time of assessment through a reduction of finance revenue.

At December 31, 2014, the aggregate residual value of equipment on operating leases was $1.98 billion. Without consideration of other factors such as third-party residual guarantees or contractual customer purchase options, a 10% non-temporary decrease in the market value of our equipment subject to operating leases would reduce residual value estimates and result in the recognition of approximately $80 million of additional annual depreciation expense.

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

Annual impairment tests, completed in the fourth quarter of 2014 and 2013, indicated the fair value of each reporting unit was substantially above its respective carrying value, including Goodwill. Caterpillar's market capitalization has remained significantly above the net book value of the Company.

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

For equity securities in a loss position, determining whether a security is other-than-temporarily impaired requires an analysis of that security's historical sector return as well as the volatility of that return. This information is utilized to estimate a security’s future fair value and to assess whether the security has the ability to recover to its original cost over a reasonable period of time. Both historical annualized sector returns and the volatility of those returns are applied over a two year period to arrive at these estimates.

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

•
The weighted-average dividend yield is based on Caterpillar’s historical dividend yields.  As holders of stock options and SARs do not receive dividend payments, this could result in employees retaining the award for a longer period of time if dividend yields decrease or exercising the award sooner if dividend yields increase.  A decrease in the dividend yield would result in an increase in our expense.

•
The risk-free interest rate is based on the U.S. Treasury yield curve in effect at time of grant.  As the risk-free interest rate increases, the expected term increases, resulting in an increase in our expense.

The fair value of our RSUs is determined by reducing the stock price on the date of grant by the present value of the estimated dividends to be paid during the vesting period. The estimated dividends are based on Caterpillar’s dividend yield at the time of grant. A decrease in the dividend yield would result in an increase in our expense.

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

Post-sale discount reserve – We provide discounts to dealers through merchandising programs. We have numerous programs that are designed to promote the sale of our products. The most common dealer programs provide a discount when the dealer sells a product to a targeted end user. The amount of accrued post-sale discounts was $1,273 million, $1,132 million, and $1,066 million as of December 31, 2014, 2013 and 2012, respectively.  The reserve represents discounts that we expect to pay on previously sold units and is reviewed at least quarterly. The reserve is adjusted if discounts paid differ from those estimated. Historically, those adjustments have not been material.

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

Income taxes are based on the statutory tax rate of the jurisdiction where earnings are subject to taxation which may differ from the jurisdiction where that entity is incorporated. Taxes are paid in the jurisdictions where earnings are subject to taxation. The effective tax rate differs from the U.S. statutory rate in part due to results of non-U.S. subsidiaries being subject to statutory tax rates which are generally lower than the U.S. rate of 35 percent. The indefinitely reinvested profits of Caterpillar SARL (CSARL), primarily taxable in Switzerland, contribute the most significant amount of this difference. On January 30, 2015, we received a Revenue Agent's Report (RAR) from the Internal Revenue Service (IRS) indicating the end of the field examination of our U.S. tax returns for 2007 to 2009 including the impact of a loss carryback to 2005. The IRS has proposed to tax in the United States profits earned from certain parts transactions by CSARL based on the IRS examination team’s application of “substance-over-form” or “assignment-of-income” judicial doctrines. We believe that the relevant transactions complied with applicable tax laws and did not violate judicial doctrines. The purchase of parts by CSARL from unrelated parties and the subsequent sale of those parts to unrelated dealers outside the United States have substantial legal, commercial, and economic consequences for the parties involved. We have filed U.S. tax returns on this same basis for years after 2009. We currently believe the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, liquidity or results of operations.

GLOBAL WORKFORCE

Caterpillar worldwide full-time employment was 114,233 at the end of 2014, compared with 118,501 at the end of 2013, a decrease of 4,268 full-time employees. The flexible workforce increased 1,657, resulting in a total decrease in the global workforce of 2,611. The decrease was primarily the result of restructuring programs.

Full-Time Employees at Year-End
	2014	2013	2012
Inside U.S.	50,814	51,877	54,558
Outside U.S.	63,419	66,624	70,783
Total	114,233	118,501	125,341

By Region:
North America	51,222	52,519	55,372
EAME	23,246	24,927	25,611
Latin America	14,412	15,385	16,441
Asia/Pacific	25,353	25,670	27,917
Total	114,233	118,501	125,341

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

On January 8, 2015, the Company received a grand jury subpoena from the U.S. District Court for the Central District of Illinois. The subpoena requests documents and information from the Company relating to, among other things, financial information concerning U.S. and non-U.S. Caterpillar subsidiaries (including undistributed profits of non-U.S. subsidiaries and the movement of cash among U.S. and non-U.S. subsidiaries). The Company is cooperating with this investigation. The Company is unable to predict the outcome or reasonably estimate any potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity.

On September 12, 2014, the SEC notified the Company that it was conducting an informal investigation relating to Caterpillar SARL and related structures. The SEC asked the Company to preserve relevant documents and, on a voluntary basis, the Company made a presentation to the staff of the SEC on these topics. The Company is cooperating with the SEC regarding this investigation. The Company is unable to predict the outcome or reasonably estimate any potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity.

On September 10, 2014, the SEC issued to Caterpillar a subpoena seeking information concerning the Company’s accounting for the goodwill relating to its acquisition of Bucyrus International Inc. in 2011 and related matters. The Company is cooperating with the SEC regarding this subpoena and its ongoing investigation. The Company is unable to predict the outcome or reasonably estimate any potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company's consolidated results of operations, financial position or liquidity.

On March 20, 2014, Brazil’s Administrative Council for Economic Defense (CADE) published a Technical Opinion which named 18 companies and over 100 individuals as defendants, including two subsidiaries of Caterpillar Inc., MGE - Equipamentos e Serviços Ferroviários Ltda. (MGE) and Caterpillar Brasil Ltda. The publication of the Technical Opinion opened CADE's official administrative investigation into allegations that the defendants participated in anticompetitive bid activity for the construction and maintenance of metro and train networks in Brazil. While companies cannot be held criminally liable for anticompetitive conduct in Brazil, criminal charges have been brought against two current employees of MGE and one former employee of MGE involving the same conduct alleged by CADE. The Company has responded to all requests for information from the authorities. The Company is unable to predict the outcome or reasonably estimate the potential loss; however, we currently believe that this matter will not have a material adverse effect on the Company's consolidated results of operations, financial position or liquidity.

On February 19, 2014, Progress Rail Services Corporation (Progress Rail), a wholly-owned subsidiary of Caterpillar Inc., received information from the California Air Resources Board (CARB) Enforcement Division indicating it was contemplating an enforcement proceeding with potential monetary sanctions in excess of $100,000 in connection with a notice of violation received by Progress Rail on March 15, 2013 alleging violations of air emissions regulations applicable to compression ignition mobile cargo handling equipment operating at California ports or intermodal rail yards. Despite uncertainty regarding the applicability of these regulations, Progress Rail, in coordination with CARB, implemented certain corrective action measures. On November 26, 2014, Progress Rail settled this matter with CARB and paid a civil penalty of $390,733 to resolve the alleged violations.

On October 24, 2013, Progress Rail received a grand jury subpoena from the U.S. District Court for the Central District of California. The subpoena requests documents and information from Progress Rail, United Industries Corporation, a wholly-owned subsidiary of Progress Rail, and Caterpillar Inc. relating to allegations that Progress Rail conducted improper or unnecessary railcar inspections and repairs and improperly disposed of parts, equipment, tools and other items. In connection with this subpoena, Progress Rail was informed by the U.S. Attorney for the Central District of California that it is a target of a criminal investigation into potential violations of environmental laws and alleged improper business practices. The Company is cooperating with the authorities and is currently in discussions regarding a potential resolution of the matter. Although the Company believes a loss is probable, we currently believe that this matter will not have a material adverse effect on the Company's consolidated results of operations, financial position or liquidity.

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

RETIREMENT BENEFITS

We recognized pension expense of $465 million in 2014 as compared to $732 million in 2013. The decrease in expense was primarily due to lower amortization of net actuarial losses primarily due to higher discount rates at the end of 2013 compared to 2012 and a $31 million charge in 2013 to recognize a previously unrecorded liability related to a subsidiary's pension plan. Accounting guidance on retirement benefits requires companies to discount future benefit obligations back to today’s dollars using a discount rate that is based on high-quality fixed income investments. A decrease in the discount rate increases the pension benefit obligation, while an increase in the discount rate decreases the pension benefit obligation.  This increase or decrease in the pension benefit obligation is recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as an actuarial gain or loss.  The guidance also requires companies to use an expected long-term rate of return on plan assets for computing current year pension expense.  Differences between the actual and expected returns are also recognized in Accumulated other comprehensive income (loss) and subsequently amortized into earnings as actuarial gains and losses. At the end of 2014, total actuarial losses recognized in Accumulated other comprehensive income (loss) for pension plans were $7.53 billion, as compared to $5.77 billion in 2013. The majority of the actuarial losses are due to changes in discount rates, losses from demographic assumptions over the past several years and plan asset losses.  The increase from 2013 to 2014 was primarily the result of the decrease in discount rates and changes to our mortality assumption, partially offset by amortization of actuarial losses into earnings during 2014 and current year asset gains. In the fourth quarter of 2014, the mortality assumption for our U.S. pension and other postretirement plans was reviewed to consider the use of new tables that were recently released by the Society of Actuaries. As of December 31, 2014, the company adopted the new tables with modifications to reflect historical company specific mortality experience and its best estimate of future mortality improvements. The adoption of the new tables resulted in an increase in the life expectancy of plan participants and therefore an increase in our Liability for postemployment benefits of approximately $400 million.

In 2014, we recognized other postretirement benefit expense of $227 million compared to $261 million in 2013. The decrease in expense was primarily due to lower amortization of net actuarial losses primarily due to higher discount rates at the end of 2013 compared to 2012. At the end of 2014 total actuarial losses recognized in Accumulated other comprehensive income (loss) for other postretirement benefit plans were $0.80 billion as compared to $0.66 billion in 2013. These losses mainly reflect the impact of discount rates, changes in our health care trend assumption, and plan asset losses, partially offset by gains from lower than expected health care costs. The increase from 2013 to 2014 was primarily the result of the decrease in discount rates and changes to our mortality assumption, partially offset by gains from lower than expected health care costs and amortization of net actuarial losses into earnings during 2014.

Actuarial losses will be impacted in future periods by actual asset returns, actual health care inflation, discount rate changes, actual demographic experience and other factors that impact these expenses. These losses, reported in Accumulated other comprehensive income (loss), will generally be amortized as a component of net periodic benefit cost on a straight-line basis over the average remaining service period of active employees expected to receive benefits from the plan. For plans in which all or almost all of the plan’s participants are inactive, actuarial losses are amortized using the straight-line method over the remaining life expectancy of the inactive participants. At the end of 2014, the average remaining service period of active employees or life expectancy for inactive participants was 9 years for our U.S. pension plans, 12 years for non-U.S. pension plans and 9 years for other postretirement benefit plans. We expect our amortization of net actuarial losses to increase approximately $140 million in 2015 as compared to 2014, primarily due to the decrease in discount rates and changes to our mortality assumption, partially offset by gains from lower than expected health care costs and plan assets gains in 2014. We expect our total pension and other postretirement benefits expense to increase approximately $80 million in 2015 which is primarily due to an increase in amortization of net actuarial losses.

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

In general, our strategy for both the U.S. and the Non-U.S. pensions includes further aligning our investments to our liabilities, while reducing risk in our portfolio. For our U.S. pension plans, our year-end 2014 asset allocation was 49 percent equity securities, 47 percent fixed income securities and 4 percent other. Our current U.S. pension target asset allocations are 50 percent equity and 50 percent fixed income. The target allocations will be revisited periodically to ensure that they reflect our overall objectives. The U.S. plans are rebalanced to plus or minus 5 percentage points of the target asset allocation ranges on a monthly basis.
The year-end 2014 asset allocation for our non-U.S. pension plans was 46 percent equity securities, 44 percent fixed income securities, 6 percent real estate and 4 percent other. The 2014 target allocation for our non-U.S. pension plans was 46 percent equity securities, 46 percent fixed income securities, 6 percent real estate and 2 percent other. The target allocations for each plan vary based upon local statutory requirements, demographics of the plan participants and funded status. The frequency of rebalancing for the non-U.S. plans varies depending on the plan.
The use of certain derivative instruments is permitted where appropriate and necessary for achieving overall investment policy objectives.  The plans do not engage in derivative contracts for speculative purposes.

During 2014, we made contributions of $255 million to our U.S. defined benefit pension plans and $265 million to our non-U.S. pension plans.  We made contributions of $541 million to our U.S. defined benefit pension plans and $303 million to our non-U.S. pension plans in 2013.  We expect to make approximately $190 million of required contributions in 2015. We believe we have adequate liquidity resources to fund both U.S. and non-U.S. pension plans.

Actuarial assumptions have a significant impact on both pension and other postretirement benefit expenses. The effects of a one percentage point change in our primary actuarial assumptions on 2014 benefit costs and year-end obligations are included in the table below.

Postretirement Benefit Plan Actuarial Assumptions Sensitivity

Following are the effects of a one percentage-point change in our primary pension and other postretirement benefit actuarial assumptions (included in the following table) on 2014 pension and other postretirement benefits costs and obligations:

	2014 Benefit Cost		Year-end Benefit Obligation
(Millions of dollars)	One percentage- point increase	One percentage- point decrease	One percentage- point increase	One percentage- point decrease
Pension benefits:
Assumed discount rate	$(180)	$193	$(2,513)	$3,130
Expected rate of compensation increase	43	(38)	193	(180)
Expected long-term rate of return on plan assets	(150)	150	—	—
Other postretirement benefits:
Assumed discount rate	(30)	41	(546)	622
Expected rate of compensation increase	—	—	1	(1)
Expected long-term rate of return on plan assets	(7)	7	—	—
Assumed health care cost trend rate	45	(32)	298	(245)

Primary Actuarial Assumptions
	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Weighted-average assumptions used to determine benefit obligations, end of year:
Discount rate	3.8%	4.6%	3.7%	3.3%	4.1%	3.7%	3.9%	4.6%	3.7%
Rate of compensation increase	4.0%	4.0%	4.5%	4.0%	4.2%	3.9%	4.0%	4.0%	4.4%

Weighted-average assumptions used to determine net cost:
Discount rate	4.6%	3.7%	4.3%	4.1%	3.7%	4.3%	4.6%	3.7%	4.3%
Expected rate of return on plan assets	7.8%	7.8%	8.0%	6.9%	6.8%	7.1%	7.8%	7.8%	8.0%
Rate of compensation increase	4.0%	4.5%	4.5%	4.2%	3.9%	3.9%	4.0%	4.4%	4.4%

Health care cost trend rates at year-end:
Health care trend rate assumed for next year							6.6%	6.6%	7.1%
Rate that the cost trend rate gradually declines to							5.0%	5.0%	5.0%
Year that the cost trend rate reaches ultimate rate							2021	2019	2019

SENSITIVITY

Foreign Exchange Rate Sensitivity

Machinery, Energy & Transportation use foreign currency forward and option contracts to manage unmatched foreign currency cash inflow and outflow. Our objective is to minimize the risk of exchange rate movements that would reduce the U.S. dollar value of our foreign currency cash flow. Our policy allows for managing anticipated foreign currency cash flow for up to five years. Based on the anticipated and firmly committed cash inflow and outflow for our Machinery, Energy & Transportation operations for the next 12 months and the foreign currency derivative instruments in place at year-end, a hypothetical 10 percent weakening of the U.S. dollar relative to all other currencies would adversely affect our expected 2015 cash flow for our Machinery, Energy & Transportation operations by approximately $362 million. Last year similar assumptions and calculations yielded a potential $361 million adverse impact on 2014 cash flow.  We determine our net exposures by calculating the difference in cash inflow and outflow by currency and adding or subtracting outstanding foreign currency derivative instruments. We multiply these net amounts by 10 percent to determine the sensitivity.

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

The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables, including competitive risk. If it were possible to quantify this competitive impact, the results would probably be different from the sensitivity effects shown above. In addition, it is unlikely that all currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen. Our primary exposure (excluding competitive risk) is to exchange rate movements in the euro, Australian dollar, Japanese yen and British pound.

Interest Rate Sensitivity

For our Machinery, Energy & Transportation operations, we have the option to use interest rate swaps to lower the cost of borrowed funds by attaching fixed-to-floating interest rate swaps to fixed-rate debt, and by entering into forward rate agreements on future debt issuances.  A hypothetical 100 basis point adverse move in interest rates along the entire interest rate yield curve would have a minimal impact to the 2015 pre-tax earnings of Machinery, Energy & Transportation. Last year, similar assumptions and calculations yielded a minimal impact to 2014 pre-tax earnings.

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

In order to properly manage sensitivity to changes in interest rates, Financial Products measures the potential impact of different interest rate assumptions on pre-tax earnings. All on-balance sheet positions, including derivative financial instruments, are included in the analysis. The primary assumptions included in the analysis are that there are no new fixed rate assets or liabilities, the proportion of fixed rate debt to fixed rate assets remains unchanged and the level of floating rate assets and debt remain constant. An analysis of the December 31, 2014 balance sheet, using these assumptions, estimates the impact of a 100 basis point immediate and sustained adverse change in interest rates to have a potential $5 million adverse impact on pre-tax earnings.  Last year, similar assumptions and calculations yielded a minimal impact to 2014 pre-tax earnings.

This analysis does not necessarily represent our current outlook of future market interest rate movement, nor does it consider any actions management could undertake in response to changes in interest rates. Accordingly, no assurance can be given that actual results would be consistent with the results of our estimate.

NON-GAAP FINANCIAL MEASURES

The following definitions are provided for the non-GAAP financial measures used in this report.  These non-GAAP financial measures have no standardized meaning prescribed by U.S. GAAP and therefore are unlikely to be comparable to the calculation of similar measures for other companies.  Management does not intend these items to be considered in isolation or as a substitute for the related GAAP measures.

We have incurred significant restructuring costs in 2014. We believe it is important to separately quantify the profit-per-share impact of restructuring costs in order for our results to be meaningful to our readers. We have also provided 2013 profit per share excluding restructuring costs comparable to the 2014 presentation. Reconciliation of profit per share excluding restructuring costs to the most directly comparable GAAP measure, profit per share - diluted is as follows:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Profit per share - diluted	$1.23	$1.54	$5.88	$5.75
Per share restructuring costs	$0.12	$0.14	$0.50	$0.22
Profit per share excluding restructuring costs	$1.35	$1.68	$6.38	$5.97

Supplemental Consolidating Data

We are providing supplemental consolidating data for the purpose of additional analysis.  The data has been grouped as follows:

Consolidated – Caterpillar Inc. and its subsidiaries.

Machinery, Energy & Transportation – Caterpillar defines Machinery, Energy & Transportation as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery, Energy & Transportation information relates to our design, manufacturing, marketing and parts distribution operations. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business.

Financial Products – Our finance and insurance subsidiaries, primarily Cat Financial and Insurance Services.

Consolidating Adjustments – Eliminations of transactions between Machinery, Energy & Transportation and Financial Products.

Pages A-141 to A-143 reconcile Machinery, Energy & Transportation with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Supplemental Data for Results of Operations
For The Years Ended December 31
				Supplemental consolidating data
	Consolidated			Machinery, Energy & Transportation [1]			Financial Products			Consolidating Adjustments
(Millions of dollars)	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014		2013		2012
Sales and revenues:
Sales of Machinery, Energy & Transportation	$52,142	$52,694	$63,068	$52,142	$52,694	$63,068	$—	$—	$—	$—		$—		$—
Revenues of Financial Products	3,042	2,962	2,807	—	—	—	3,386	3,302	3,160	(344)	[2]	(340)	[2]	(353)	[2]
Total sales and revenues	55,184	55,656	65,875	52,142	52,694	63,068	3,386	3,302	3,160	(344)		(340)		(353)

Operating costs:
Cost of goods sold	39,767	40,727	47,055	39,769	40,727	47,055	—	—	—	(2)	[3]	—		—
Selling, general and administrative expenses	5,697	5,547	5,919	5,098	5,029	5,348	635	566	618	(36)	[3]	(48)	[3]	(47)	[3]
Research and development expenses	2,135	2,046	2,466	2,135	2,046	2,466	—	—	—	—		—		—
Interest expense of Financial Products	624	727	797	—	—	—	631	734	801	(7)	[4]	(7)	[4]	(4)	[4]
Goodwill impairment charge	—	—	580	—	—	580	—	—	—	—		—		—
Other operating (income) expenses	1,633	981	485	419	(23)	(495)	1,235	1,019	1,000	(21)	[3]	(15)	[3]	(20)	[3]
Total operating costs	49,856	50,028	57,302	47,421	47,779	54,954	2,501	2,319	2,419	(66)		(70)		(71)
Operating profit	5,328	5,628	8,573	4,721	4,915	8,114	885	983	741	(278)		(270)		(282)
Interest expense excluding Financial Products	484	465	467	526	508	512	—	—	—	(42)	[4]	(43)	[4]	(45)	[4]
Other income (expense)	239	(35)	130	(21)	(299)	(146)	24	37	39	236	[5]	227	[5]	237	[5]

Consolidated profit before taxes	5,083	5,128	8,236	4,174	4,108	7,456	909	1,020	780	—		—		—
Provision (benefit) for income taxes	1,380	1,319	2,528	1,120	1,039	2,314	260	280	214	—		—		—
Profit of consolidated companies	3,703	3,809	5,708	3,054	3,069	5,142	649	740	566	—		—		—
Equity in profit (loss) of unconsolidated affiliated companies	8	(6)	14	8	(6)	14	—	—	—	—		—		—
Equity in profit of Financial Products’ subsidiaries	—	—	—	640	726	555	—	—	—	(640)	[6]	(726)	[6]	(555)	[6]

Profit of consolidated and affiliated companies	3,711	3,803	5,722	3,702	3,789	5,711	649	740	566	(640)		(726)		(555)

Less: Profit (loss) attributable to noncontrolling interests	16	14	41	7	—	30	9	14	11	—		—		—

Profit [7]	$3,695	$3,789	$5,681	$3,695	$3,789	$5,681	$640	$726	$555	$(640)		$(726)		$(555)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of Financial Products’ revenues earned from Machinery, Energy & Transportation.

[3]	Elimination of net expenses recorded by Machinery, Energy & Transportation paid to Financial Products.

[4]	Elimination of interest expense recorded between Financial Products and Machinery, Energy & Transportation.

[5]
Elimination of discount recorded by Machinery, Energy & Transportation on receivables sold to Financial Products and of interest earned between Machinery, Energy & Transportation and Financial Products.

[6]	Elimination of Financial Products’ profit due to equity method of accounting.

[7]	Profit attributable to common stockholders.

Supplemental Data for Financial Position
At December 31			Supplemental consolidating data
	Consolidated		Machinery, Energy & Transportation [1]		Financial Products		Consolidating Adjustments
(Millions of dollars)	2014	2013	2014	2013	2014	2013	2014		2013
Assets
Current assets:
Cash and short-term investments	$7,341	$6,081	$6,317	$4,597	$1,024	$1,484	$—		$—
Receivables - trade and other	7,737	8,413	4,215	5,188	300	386	3,222	[2,3]	2,839	[2,3]
Receivables - finance	9,027	8,763	—	—	13,458	12,886	(4,431)	[3]	(4,123)	[3]
Deferred and refundable income taxes	1,739	1,553	1,644	1,511	95	42	—		—
Prepaid expenses and other current assets	818	900	399	417	432	496	(13)	[4]	(13)	[4]
Inventories	12,205	12,625	12,205	12,625	—	—	—		—
Total current assets	38,867	38,335	24,780	24,338	15,309	15,294	(1,222)		(1,297)

Property, plant and equipment - net	16,577	17,075	12,392	13,078	4,185	3,997	—		—
Long-term receivables - trade and other	1,364	1,397	154	224	268	292	942	[2,3]	881	[2,3]
Long-term receivables - finance	14,644	14,926	—	—	15,618	15,840	(974)	[3]	(914)	[3]
Investments in unconsolidated affiliated companies	257	272	257	272	—	—	—		—
Investments in Financial Products subsidiaries	—	—	4,488	4,798	—	—	(4,488)	[5]	(4,798)	[5]
Noncurrent deferred and refundable income taxes	1,404	594	1,980	1,027	98	92	(674)	[6]	(525)	[6]
Intangible assets	3,076	3,596	3,069	3,589	7	7	—		—
Goodwill	6,694	6,956	6,677	6,939	17	17	—		—
Other assets	1,798	1,745	391	439	1,407	1,306	—		—
Total assets	$84,681	$84,896	$54,188	$54,704	$36,909	$36,845	$(6,416)		$(6,653)

Liabilities
Current liabilities:
Short-term borrowings	$4,708	$3,679	$9	$16	$5,807	$4,781	$(1,108)	[7]	$(1,118)	[7]
Accounts payable	6,515	6,560	6,436	6,516	180	209	(101)	[8]	(165)	[8]
Accrued expenses	3,548	3,493	3,273	3,165	288	341	(13)	[9]	(13)	[9]
Accrued wages, salaries and employee benefits	2,438	1,622	2,396	1,589	42	33	—		—
Customer advances	1,697	2,360	1,697	2,360	—	—	—		—
Dividends payable	424	382	424	382	—	—	—		—
Other current liabilities	1,754	1,849	1,361	1,425	402	432	(9)	[6]	(8)	[6]
Long-term debt due within one year	6,793	7,352	510	760	6,283	6,592	—		—
Total current liabilities	27,877	27,297	16,106	16,213	13,002	12,388	(1,231)		(1,304)
Long-term debt due after one year	27,784	26,719	9,525	8,033	18,291	18,720	(32)	[7]	(34)	[7]
Liability for postemployment benefits	8,963	6,973	8,963	6,973	—	—	—		—
Other liabilities	3,231	3,029	2,768	2,607	1,128	939	(665)	[6]	(517)	[6]
Total liabilities	67,855	64,018	37,362	33,826	32,421	32,047	(1,928)		(1,855)
Commitments and contingencies
Stockholders’ equity
Common stock	5,016	4,709	5,016	4,709	911	906	(911)	[5]	(906)	[5]
Treasury stock	(15,726)	(11,854)	(15,726)	(11,854)	—	—	—		—
Profit employed in the business	33,887	31,854	33,887	31,854	3,756	3,586	(3,756)	[5]	(3,586)	[5]
Accumulated other comprehensive income (loss)	(6,431)	(3,898)	(6,431)	(3,898)	(311)	183	311	[5]	(183)	[5]
Noncontrolling interests	80	67	80	67	132	123	(132)	[5]	(123)	[5]
Total stockholders’ equity	16,826	20,878	16,826	20,878	4,488	4,798	(4,488)		(4,798)
Total liabilities and stockholders’ equity	$84,681	$84,896	$54,188	$54,704	$36,909	$36,845	$(6,416)		$(6,653)

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of receivables between Machinery, Energy & Transportation and Financial Products.

[3]	Reclassification of Machinery, Energy & Transportation's trade receivables purchased by Financial Products and Financial Products' wholesale inventory receivables.

[4]	Elimination of Machinery, Energy & Transportation's insurance premiums that are prepaid to Financial Products.

[5]	Elimination of Financial Products’ equity which is accounted for on Machinery, Energy & Transportation on the equity basis.

[6]	Reclassification reflecting required netting of deferred tax assets/liabilities by taxing jurisdiction.

[7]	Elimination of debt between Machinery, Energy & Transportation and Financial Products.

[8]	Elimination of payables between Machinery, Energy & Transportation and Financial Products.

[9]	Elimination of prepaid insurance in Financial Products’ accrued expenses.

Supplemental Data for Statement of Cash Flow
For the Years Ended December 31			Supplemental consolidating data
	Consolidated		Machinery, Energy & Transportation [1]		Financial Products		Consolidating Adjustments
(Millions of dollars)	2014	2013	2014	2013	2014	2013	2014		2013
Cash flow from operating activities:
Profit of consolidated and affiliated companies	$3,711	$3,803	$3,702	$3,789	$649	$740	$(640)	[2]	$(726)	[2]
Adjustments for non-cash items:
Depreciation and amortization	3,163	3,087	2,253	2,273	910	814	—		—
Undistributed profit of Financial Products	—	—	(170)	(401)	—	—	170	[3]	401	[3]
Net (gain)/loss from sale of businesses and investments	4	(68)	4	(68)	—	—	—		—
Other	549	550	391	444	(114)	(101)	272	[4]	207	[4]
Changes in assets and liabilities, net of acquisitions and divestitures:	0
Receivables - trade and other	163	835	786	718	43	16	(666)	[4,5]	101	[4,5]
Inventories	101	2,658	128	2,665	—	—	(27)	[4]	(7)	[4]
Accounts payable	222	134	212	226	(43)	(70)	53	[4]	(22)	[4]
Accrued expenses	(10)	(108)	54	(24)	(64)	(84)	—		—
Accrued wages, salaries and employee benefits	901	(279)	892	(277)	9	(2)	—		—
Customer advances	(593)	(301)	(593)	(301)	—	—	—		—
Other assets—net	(300)	(49)	(393)	(60)	(56)	2	149	[4]	9	[4]
Other liabilities—net	146	(71)	204	(22)	91	(40)	(149)	[4]	(9)	[4]
Net cash provided by (used for) operating activities	8,057	10,191	7,470	8,962	1,425	1,275	(838)		(46)

Cash flow from investing activities:
Capital expenditures—excluding equipment leased to others	(1,539)	(2,522)	(1,519)	(2,508)	(20)	(14)	—		—
Expenditures for equipment leased to others	(1,840)	(1,924)	(122)	(97)	(1,797)	(1,897)	79	[4]	70	[4]
Proceeds from disposals of leased assets and property, plant and equipment	904	844	81	122	837	738	(14)	[4]	(16)	[4]
Additions to finance receivables	(11,278)	(11,422)	—	—	(14,380)	(14,095)	3,102	[5,8]	2,673	[5,8]
Collections of finance receivables	9,841	9,567	—	—	12,607	12,253	(2,766)	[5]	(2,686)	[5]
Net intercompany purchased receivables	—	—	—	—	10	181	(10)	[5]	(181)	[5]
Proceeds from sale of finance receivables	177	220	—	—	180	227	(3)	[5]	(7)	[5]
Net intercompany borrowings	—	—	—	(935)	13	36	(13)	[6]	899	[6]
Investments and acquisitions (net of cash acquired)	(30)	(195)	(30)	(195)	—	—	—		—
Proceeds from sale of businesses and investments (net of cash sold)	199	365	219	497	—	—	(20)	[8]	(132)	[8]
Proceeds from sale of securities	810	449	403	31	407	418	—		—
Investments in securities	(825)	(402)	(425)	(25)	(400)	(377)	—		—
Other—net	(46)	(26)	(17)	(31)	(34)	5	5	[9]	—
Net cash provided by (used for) investing activities	(3,627)	(5,046)	(1,410)	(3,141)	(2,577)	(2,525)	360		620

Cash flow from financing activities:
Dividends paid	(1,620)	(1,111)	(1,620)	(1,111)	(470)	(325)	470	[7]	325	[7]
Distribution to noncontrolling interests	(7)	(13)	(7)	(13)	—	—	—		—
Contribution from noncontrolling interests	4	—	4	—	—	—	—		—
Common stock issued, including treasury shares reissued	239	128	239	128	5	—	(5)	[9]	—
Treasury shares purchased	(4,238)	(2,000)	(4,238)	(2,000)	—	—	—		—
Excess tax benefit from stock-based compensation	182	96	182	96	—	—	—		—
Net intercompany borrowings	—	—	(13)	(36)	—	935	13	[6]	(899)	[6]
Proceeds from debt issued (original maturities greater than three months)	10,649	9,328	1,994	195	8,655	9,133	—		—
Payments on debt (original maturities greater than three months)	(9,248)	(10,870)	(785)	(1,769)	(8,463)	(9,101)	—		—
Short-term borrowings - net (original maturities three months or less)	1,043	(69)	—	1	1,043	(70)	—		—
Net cash provided by (used for) financing activities	(2,996)	(4,511)	(4,244)	(4,509)	770	572	478		(574)
Effect of exchange rate changes on cash	(174)	(43)	(96)	(21)	(78)	(22)	—		—
Increase (decrease) in cash and short-term investments	1,260	591	1,720	1,291	(460)	(700)	—		—
Cash and short-term investments at beginning of period	6,081	5,490	4,597	3,306	1,484	2,184	—		—
Cash and short-term investments at end of period	$7,341	$6,081	$6,317	$4,597	$1,024	$1,484	$—		$—

[1]	Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.

[2]	Elimination of Financial Products’ profit after tax due to equity method of accounting.

[3]	Elimination of non-cash adjustment for the undistributed earnings from Financial Products.

[4]	Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.

[5]	Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.

[6]	Elimination of net proceeds and payments to/from Machinery, Energy & Transportation and Financial Products.

[7]	Elimination of dividend from Financial Products to Machinery, Energy & Transportation.

[8]	Elimination of proceeds received from Financial Products related to Machinery, Energy & Transportation’s sale of portions of the Bucyrus distribution business to Cat dealers.

[9]	Elimination of change in investment and common stock related to Financial Products.

SUPPLEMENTAL STOCKHOLDER INFORMATION

Stockholder Services

Registered stockholders should contact:

Stock Transfer Agent		Caterpillar Corporate Secretary
Computershare		Christopher M. Reitz
Corporate Secretary
P.O. Box 30170		Caterpillar Inc.
College Station, TX 77842		100 N.E. Adams Street
Phone:	(866) 203-6622 (U.S. and Canada)	Peoria, IL 61629-6490
	+1 (201) 680-6578 (Outside U.S. and Canada)	Phone:	(309) 675-4619
Hearing Impaired:	(800) 231-5469 (U.S. or Canada)	Fax:	(309) 494-1467
	(201) 680-6610 (Outside U.S. or Canada)	E-mail:	CATshareservices@CAT.com
Internet:	https://www-us.computershare.com/Investor/

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

Annual Meeting

On Wednesday, June 10, 2015, at 8:00 a.m., Central Time, the annual meeting of stockholders will be held in Wamego, Kansas. We expect to send proxy materials to stockholders on or about May 1, 2015.

Internet

Visit us on the Internet at www.caterpillar.com.
Information contained on our website is not incorporated by reference into this document.

Common Stock (NYSE: CAT)

Listing Information: Caterpillar common stock is listed on the New York Stock Exchange in the United States, and on stock exchanges in France and Switzerland.

Price Ranges: Quarterly price ranges of Caterpillar common stock on the New York Stock Exchange, the principal market in which the stock is traded, were:

	2014		2013
Quarter	High	Low	High	Low
First	$100.63	$85.88	$99.70	$85.80
Second	$109.85	$98.94	$90.69	$79.49
Third	$111.46	$98.26	$89.00	$81.35
Fourth	$107.12	$88.03	$91.67	$81.87

Number of Stockholders: Stockholders of record at year-end totaled 30,702, compared with 32,161 at the end of 2013. Approximately 65 percent of our issued shares are held by institutions and banks, 30 percent by individuals, and 5 percent by employees through company stock plans.

Performance Graph: Total Cumulative Stockholder Return for Five-Year Period Ending December 31, 2014

The graph below shows the cumulative stockholder return assuming an investment of $100 on December 31, 2009, and reinvestment of dividends issued thereafter.

250
200
150
100
Dollars
2009
2010
2011
2012
2013
2014
Fiscal Year Ended December 31
Caterpillar Inc.
S&P 500 Index
S&P 500 Machinery Index

	2009	2010	2011	2012	2013	2014
Caterpillar Inc.	$100.00	$168.68	$166.10	$168.74	$174.54	$180.53
S&P 500	$100.00	$115.08	$117.47	$136.24	$180.33	$204.96
S&P 500 Machinery	$100.00	$154.29	$139.01	$162.77	$206.66	$215.53

Directors/Committee Membership (as of February 1, 2015)

	Audit	Compensation & Human Resources	Public Policy & Governance
David L. Calhoun		✓
Daniel M. Dickinson	✓
Juan Gallardo			✓
Jesse J. Greene, Jr.		✓
Jon M. Huntsman, Jr.			✓
Dennis A. Muilenburg	✓
Douglas R. Oberhelman
William A. Osborn	✓*
Edward B. Rust, Jr.			✓*
Susan C. Schwab			✓
Miles D. White		✓*
* Chairman of Committee

Officers (as of February 1, 2015)

Douglas R. Oberhelman	Chairman of the Board and Chief Executive Officer
Bradley M. Halverson	Group President and Chief Financial Officer
Robert B. Charter	Group President
Thomas A. Pellette	Group President
Edward J. Rapp	Group President
D. James Umpleby III	Group President
James B. Buda	Executive Vice President, Law and Public Policy
David P. Bozeman	Senior Vice President
Kent M. Adams	Vice President
William P. Ainsworth	Vice President
Mary H. Bell	Vice President
Thomas J. Bluth	Vice President
Wai Man Chan	Vice President
Qihua Chen	Vice President
Frank J. Crespo	Vice President
Christopher C. Curfman	Vice President
Bob De Lange	Vice President
Michael L. DeWalt	Vice President
Paolo Fellin	Vice President
William E. Finerty	Vice President
Gregory S. Folley	Vice President
Thomas G. Frake	Vice President
Kimberly S. Hauer	Vice President
Gwenne A. Henricks	Vice President
Douglas O. Hoerr	Vice President
Denise C. Johnson	Vice President
Kathryn Dickey Karol	Vice President
Phillip G. Kelliher	Vice President
Pablo M. Koziner	Vice President
Julie A. Lagacy	Vice President
Nigel A. Lewis	Vice President
Steven W. Niehaus	Vice President
E. Jean Savage	Vice President
Mark E. Sweeney	Vice President
George H. Taylor, Jr.	Vice President
Tana L. Utley	Vice President
Karl E. Weiss	Vice President
Ramin Younessi	Vice President
Edward J. Scott	Treasurer
Amy A. Campbell	Chief Audit Officer
J. Wesley Blumenshine	Chief Ethics and Compliance Officer
Jananne A. Copeland	Chief Accounting Officer
Jill E. Daugherty	Corporate Controller
Christopher M. Reitz	Corporate Secretary
Sally A. Stiles	Assistant Treasurer
Joni J. Funk	Assistant Secretary
Patrick G. Holcombe	Assistant Secretary